Form 20-F
period 2003-03-31
MAKITA CORP
filed 2003-08-08
CIK 202467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003
Commission file number 0-12602

KABUSHIKI KAISHA MAKITA
 (Exact name of registrant as specified in its charter)

MAKITA CORPORATION
 (Translation of registrant’s name into English)

Japan
(Jurisdiction of incorporation or organization)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)

Securities registered or to be registered
pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on
which registered
None	None

Securities registered or to be registered pursuant to
Section 12(g) of the Act.

* American Depositary Shares
(Title of Class)

** Common Stock
(Title of Class)

*	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing one share of the registrant’s Common Stock.

**	Effective October 1, 2001, no par value per share. Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting
obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of

	March 31, 2003	March 31, 2003
Title of Class	(Tokyo time)	(New York time)

Common Stock	153,006,992

American Depositary Shares, each representing one share of Common Stock		3,824,200

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_]	Item 18 [X]

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
A. Selected Financial Data
B. Capitalization and indebtedness
C. Reasons for the offer and use of proceeds
D. Risk factors
Item 4. Information on the Company
A. History and development of the Company
B. Business overview
C. Organizational structure
D. Property, plants and equipment
Item 5. Operating and Financial Review and Prospects
A. Operating results
B. Liquidity and capital resource
C. Research and development, patents and licenses
D. Trend information
Item 6. Directors, Senior Management and Employees
A. Directors and senior management
B. Compensation
C. Board practies
D. Employees
E. Share ownership
Item 7. Major Shareholders and Related Party Transaction
A. Major Shareholders
B. Related party transactions
C. Interest of experts and counsel
Item 8. Financial Information
A. Consolidated statement and other financial information
B. Significant changes
Item 9. The Offer and Listing
A. Offer and listing details
B. Plan of distribution
C. Markets
D. Selling shareholder
E. Dilution
F. Expenses of the issue
Item 10. Additional Information
A. Share capital
B. Memorandum and articles of association
C. Material contracts
D. Exchange Controls
E. Taxation
F. Dividends and paying agents
G. Statement by experts
H. Documents on display
I. Subsidiary information
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Item 15. Control and Procedures
Item 16A. [Reserved]
Item 16B. Code of Ethics
Item 16C. [Reserved]
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
1.1 The Articles of Incorporation, as amended and effective as of June 27, 2003 (English translation)
2.1 Share Handling Regulation, as amended and effective as of June 27, 2003 (English translation)
11.1 Code of Ethics
99.1 906 Certification
SIGNATURES
EX-1.1 ARTICLES OF INCORPORATION
EX-2.1 SHARE HANDLING REGULATIONS
EX-11.1 CODE OF ETHICS
EX-99.1 906 CERTIFICATION

PART I

Item 1. Identity of Directors, Senior Management and Advisors	1
Item 2. Offer Statistics and Expected Timetable	1
Item 3. Key Information	1
A. Selected financial data	1
B. Capitalization and indebtedness	3
C. Reason for the offer and use of proceed	3
D. Risk Factors	3
Item 4. Information on the Company	5
A. History and development of the Company	5
B. Business overview	6
C. Organizational structure	11
D. Property, plant and equipment	13
Item 5. Operating and Financial Review and Prospects	14
A. Operating results	14
B. Liquidity and capital resources	22
C. Research and development, patents and licenses	25
D. Trend information	26
Item 6. Directors, Senior Management and Employees	27
A. Directors and senior management	27
B. Compensation	30
C. Board practices	30
D. Employees	31
E. Share ownership	31
Item 7. Major Shareholders and Related Party Transactions	32
A. Major shareholders	32
B. Related party transactions	33
C. Interest of experts and counsel	34
Item 8. Financial Information	34
A. Consolidated statement and other financial information	34
B. Significant Changes	34
Item 9. The Offer and Listing	35
A. Offer and listing details	35
B. Plant of distribution	35
C. Markets	36
D. Selling shareholders	36
E. Dilution	36
F. Expenses of the issue	36
Item 10. Additional Information	36
A. Share Capital	36
B. Memorandum and Articles of Association	36

C. Material contracts	44
D. Exchange controls	44
E. Taxation	45
F. Dividends and paying agents	49
G. Statement by experts	50
H. Documents on display	50
I. Subsidiary information	50
Item 11. Quantitative and Qualitative Disclosures about Market Risk	50
Item 12. Description of Securities Other than Equity Securities	52

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	53
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	53
Item 15. Controls and Procedures	53
Item 16A. [Reserved]	53
Item 16B. Code of ethics	53
Item 16C. [Reserved]	53

PART III

Item 17. Financial Statements	54
Item 18. Financial Statements	54
Item 19. Exhibits	54
1.1 The Articles of Incorporation, as amended and effective as of June 27, 2003 (English translation)
2.1 Share Handling Regulation, as amended and effective as of June 27, 2003 (English translation)
11.1 Code of Ethics
99.1 906 Certification

As used in this annual report, the term “fiscal” preceding a year means the twelve -month period ended March 31 of the year referred to. For example, “fiscal 2003” refer to the twelve-month period ended March 31, 2003. All other references to years refer to the applicable calendar year.

All information contained in this annual report is as of March 31, 2003 unless otherwise specified.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥118 = U.S.$1, the approximate exchange rate on the noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2003. On July 25, 2003 the noon buying rate for yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥118.82 = $1.

As used herein, “Makita” refers to Makita Corporation (the “Company”) and its consolidated subsidiaries unless the context otherwise indicates.

Cautionary Statement with Respect to Forward-Looking Statements

Except for the historical information contained herein, the statements made in this annual report with respect to Makita’s plans, strategies, beliefs and other prospective matters are forward-looking statements that involve risks and uncertainties. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. Potential risks and uncertainties include, without limitation:

(i)	Economic conditions may affect Makita’s Sales;
(ii)	Geographic concentration of Makita’s main facilities may cause adverse effects to Makita’s business activities;
(iii)	Environmental or other regulations may adversely affect Makita’s financial results;
(iv)	Currency exchange rate fluctuations may harm Makita’s financial statements;
(v)	Fluctuation of securities market may adversely affect Makita’s financial statements;
(vi)	If Makita cannot respond to changes of construction method and demand, Makita’s sales may be adversely affected;
(vii)	The rapidly expanding presence of China-based power tools manufacturers may harm Makita’s sales results
(viii)	If Makita is not capable to develop attractive products, Makita’s sales activities may be adversely affected;
(ix)	If Makita fails to maintain cooperative relationships with significant customers, Makita’s sales may be seriously affected;
(x)	If suppliers fail to deliver as scheduled, Makita’s production activities may be adversely affected; and
(xi)	Product Liability litigation or recalls may harm Makita’s financial statements.

These risks, uncertainties and other factors also include those identified in “Operating and Financial Review and Prospects,” “Key Information –Risk Factors” and “Information on the Company ” set forth elsewhere in this annual report. Makita does not undertake to release the results of any revisions of forward-looking statements to reflect future events or circumstances.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.     Selected Financial Data

The following data for each of the five fiscal years ended March 31, 2003 has been derived from Makita’s audited consolidated financial statements. It should be read in conjunction with Makita’s audited consolidated balance sheets as of March 31, 2002 and 2003, the related consolidated statements of income, shareholder’s equity and cash flows for each of the three years ended March 31, 2003 and the notes thereto that appear elsewhere in this annual report. Makita’s consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States, or U.S. GAAP and were included in its Japanese Securities Reports filed with the Director of the Kanto Local Finance Bureau.

						U.S. Dollars
	(Millions of yen, except per share amounts)					(thousands)

	Year ended March 31,

	1999	2000	2001	2002	2003	2003

Net sales	¥180,791	¥170,227	¥156,314	¥166,169	¥175,603	$1,488,161
Operating income	12,838	9,924	7,093	5,873	12,468	105,661
Net income	3,246	4,187	2,133	133	6,723	56,975
Net income per share of Common stock and per ADS:
Basic	20.2	26.2	13.6	0.9	45.3	0.38
Diluted	20.1	25.9	13.6	0.9	44.2	0.37

Notes:
1	Effective April 1, 2002, the Company adopted Emerging Issues Task Force (EITF) Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” (“EITF 01-9”), issued by the EITF in November 2001. The Company’s adoption of EITF 01-9 resulted in a change in the classification of certain incentive offerings. Previously, marketing incentive payments and similar payments were accounted for within selling, general and administrative expenses or nonoperating expenses. Currently, the portion of those payments that are effectively the same as price discounts are deducted from net sales. As a result of this change, the Company has adjusted its results for prior fiscal years to conform to the new accounting classification.
2	Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2003. Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), are recorded in SG&A expenses in the fiscal year ended March 31, 2003.

						U.S. Dollars
	(Millions of yen, except per share amounts)					(thousands)

	Year ended March 31,

	1999	2000	2001	2002	2003	2003

Cash and cash equivalents, time deposits and marketable securities	¥71,971	¥79,104	¥71,340	¥63,393	¥64,083	$543,076
Net working capital	145,581	143,049	142,700	144,929	141,759	1,201,347
Total assets	303,690	288,847	293,995	285,138	278,600	2,361,017
Short-term borrowings	13,784	10,786	17,743	8,984	2,892	24,508
Long-term indebtedness	28,983	24,479	21,135	20,102	19,843	168,161
Shareholders’ equity	204,698	197,834	192,547	189,939	182,400	1,545,763

Exchange rates (Japanese yen amounts per U.S. dollars)
The following table sets forth information concerning the exchange rates for Japanese yen and U.S. dollars based on the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

Year ended March 31	High	Low	Average	Year-end

1999	108.83	147.14	128.10	118.43
2000	101.53	124.45	110.02	102.73
2001	104.19	125.54	111.65	125.54
2002	115.89	134.77	125.64	132.70
2003	115.71	133.40	121.94	118.07

2003	January	February	March	April	May	June

High	117.80	117.14	116.47	118.25	115.94	117.46
Low	120.18	121.30	121.42	120.55	119.50	119.87

On July 25, 2003 the noon buying rate for yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥118.82 =$1.

Cash dividends declared per share of common stock and per ADS:

	In Yen		In U.S. Dollars

Year ended March 31	Interim	Year-end	Interim	Year-end

1999	9.0	9.0	0.07	0.07
2000	9.0	10.0	0.08	0.10
2001	9.0	9.0	0.07	0.07
2002	9.0	9.0	0.07	0.07
2003	9.0	9.0	0.07	0.07

Note:
Cash dividends in U.S. dollars are based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

B.     Capitalization and indebtedness

                              Not applicable

C.     Reasons for the offer and use of proceeds

                              Not applicable

D.     Risk factors

This section contains forward-looking statements that are subject to the “Cautionary Statement with Respect to Forward-Looking Statements” appearing elsewhere in this annual report. Risks to Makita are also discussed elsewhere in this annual report.

Economic conditions may affect Makita’s Sales.
 The demand for power tools is greatly influenced by economic conditions, especially the trend of housing starts and corporate capital expenditure. The economic stagnation or downturn in the main markets for Makita, such as Japan, North America, Europe, and Asia, may thus adversely affect the sales, consolidated financial condition and results of operations of Makita. At present, Makita expects for the foreseeable future as follows.

– Inactivity of demand related to housing will continue in Japan.
– The economic trend in North America will be uncertain.
– Stagnation of business will continue in Western Europe.
– Economical recovery in Asia will be slow.

Geographic concentration of Makita’s main facilities may cause adverse effects to Makita’s business activities.
 Makita’s main operational facilities including its headquarters, factories and its information system center, as well as those of its main suppliers, are located in Aichi, Japan. Further, each of Makita’s manufacturing facilities in Aichi, Japan and Kunshan, China accounts for a substantial portion of Makita’s manufacturing operations. The aggregate production volume at such factories located in Japan and China constituted approximately 70% of Makita’s total production volume in fiscal 2003. Due to this geographic concentration of operational activities, Makita’s operations may be significantly affected by natural disasters and catastrophic losses including earthquakes, floods, fire, power outage and suspension of water supply. For instance, Makita’s main facilities are located in a region where the danger of an earthquake is considered to be relatively high, and a major earthquake may cause serious damage resulting in a substantial reduction in Makita’s operating capabilities. In addition, Makita’s operations in China may be further restricted by reasons such as changes in laws and regulations, tariffs, labor disputes and other emergencies. There is no assurance that Makita can prevent or mitigate the damages caused by such events and as a result, such events may adversely affect Makita’s consolidated financial condition and results of operations.

Environmental or other regulations may adversely affect Makita’s financial results.
 Makita’s business is subject to various regulations including environmental, commercial, export and import, taxation and product safety standards. If Makita is unable to comply with these regulations, its activity may be substantially restricted. Even if Makita is able to comply, the costs related to compliance may significantly increase overall costs. As a result, Makita’s consolidated financial condition and results of operations may be adversely affected.
With respect to environmental regulations, Makita, at present, is working to devise measures to comply with two EU directives announced on February 13, 2003. One is “Waste Electrical and Electronic Equipment” (WEEE),

which requires recycling and reproduction of almost all electric products. The other is “Restriction of the Use of Certain Hazardous Substances” (RoHS), which forbids the use of toxic substances, such as a lead, for products. The effects of these directives may adversely affect Makita’s consolidated financial condition and results of operations.

Currency exchange rate fluctuations may seriously harm Makita’s financial statements.
 Local currency denominated financial results in each of Makita’s subsidiaries around the world are translated into yen by applying the average market rate during each financial period and recorded on Makita’s consolidated statement of income. Local currency-denominated assets and liabilities/shareholders’ equity are translated into yen by applying the market rate at the end of each financial period and recorded on Makita’s consolidated balance sheets. Accordingly, the operating results, assets, and liabilities/shareholders’ equity are subject to foreign exchange fluctuations. In recent periods, net sales reported in yen in accordance with U.S. GAAP have generally been more favorable than those results in local currency reflecting the depreciation of yen against major currencies in which products were sold.
Makita derives a majority of its net sales from products sold to customers located outside of Japan. Approximately 78% of Makita’s fiscal 2003 net sales were derived from products sold overseas. A strengthening in the yen relative to the local currency in which Makita conducts business, in particular the U.S. dollar and euro, would increase the prices of Makita’s products as stated in such local currencies and may adversely affect the sales in such countries. In addition, operating income and losses are highly sensitive to the yen’s appreciation because Makita’s research and development and headquarter functions are concentrated in Japan so that the ratio of yen-denominated costs to total costs is quite high. Although Makita engages in hedging transactions for actual requirements to minimize the negative effects from short-term fluctuations of foreign exchange rates among major currencies such as the U.S. dollar, euro and yen, mid-to-long-term volatile changes of the exchange rate levels make it difficult for Makita to execute planned procurement, production, logistics, and sales activities and may adversely affect Makita’s consolidated financial condition and results of operations.

Fluctuation of securities market may adversely affect Makita’s financial statements.
 Makita owns Japanese equity and Japanese equity-related financial commodity as available-for-sale securities. The value of equity owned by Makita is influenced by the relevant price of equity quoted on the security markets, and has generally decreased in recent years in accordance with the continuing Japanese economic stagnation. A further decline in the securities market may adversely affect the consolidated financial condition and results of operations of Makita.

If Makita cannot respond to changes of construction method and demand, Makita’s sales may be adversely affected.
 In recent years, the demand for various power tools is changing significantly following the shift in the housing construction method, especially in Japan. For example, with the prevalence of the prefabrication construction method, use of power tools by carpenters at construction sites has been decreasing. In addition, the demand for conventional woodworking tools has been decreasing, while the demand for cutting tools and connecting tools has been increasing. Accordingly, in the event Makita is incapable of responding to rapid shift in demand for various power tools, Makita’s sales will decrease and may adversely affect Makita’s consolidated financial condition and results of operations.

The rapidly expanding presence of China-based power tools manufacturers may harm Makita’s sales results.
 Power tool companies in China are currently expanding their presence in the global market, in particular with products in the low price range, and as a result price competition in certain product categories in certain regions is intensifying. In the event technology and marketing activities of Chinese companies further improve, competition in high-end products may also intensify, and may adversely affect the future consolidated financial condition and results of operations of Makita.

If Makita is not capable to develop attractive products, Makita’s sales activities may be adversely affected.
 Makita’s main competitive strengths are in its diversified lineup of high-quality and high-performance products as well as its extensive sales and after-sales service network that covers regions worldwide. Despite these efforts, there can be no assurance that newly developed products will be successfully accepted in the market, nor can there be assurance that Makita will be able to respond timely to changes in the customer needs. If Makita fails to develop attractive products, Makita’s consolidated financial condition and results of operations will be adversely affected as a result of decreased sales.

If Makita fails to maintain cooperative relationships with significant customers, Makita’s sales may be seriously affected.
Makita has several significant customers. To lose these customers or to face a situation in which cooperative relationship is ruined with these customers could materially harm Makita’s business. If Makita loses these customers and cannot develop new distribution channels to replace these customers, Makita’s consolidated financial condition and results of operations will be adversely affected as a result of decreased sales.

If suppliers fail to deliver as scheduled, Makita’s production activities may be adversely affected.
 Makita’s production activity is greatly dependent on materials and parts being supplied and delivered as scheduled. In addition, Makita purchases certain parts only from one supplier. If such supplier cannot deliver the required quality and quantity of materials and parts in a timely manner, for reasons such as natural disasters, regulations and inadequate production capacity, Makita’s production may be harmed and Makita’s consolidated financial condition and results of operations can be adversely affected.

Product Liability litigation or recalls may harm Makita’s financial statements.
 Although Makita manufactures various power tools at factories worldwide according to internationally accepted quality control standards, Makita cannot guarantee that products will not have defects or be subject to recalls in the future. A large-scale recall or a product liability litigation resulting in large damages may have a serious adverse effect to the consolidated financial condition and results of operations of Makita.

Item 4. Information on the Company

A. History and development of the Company

The Company traces its origin to an electrical repair workshop founded in Nagoya in 1915, and was incorporated under the laws of Japan on March 21, 1938 under the name of Makita Electric Works, Ltd. as a joint stock corporation under the Commercial Code of Japan. Under the presidency of the late Mr. Jujiro Goto, commenced in 1958 the manufacture of electric power tools and, by 1969 had reached its present leading position in the Japanese market. In 1970, the Company decided to take advantage of the relatively greater potential for growth in the market for its products outside Japan and established its first subsidiary in the United States. Since then, Makita has expanded its export activity and has established other overseas subsidiaries.
In April 1991, the Company changed its name from Makita Electric Works, Ltd. to Makita Corporation.
In April 1995, Makita established a holding company in the United Kingdom to better coordinate the overall activities of existing European subsidiaries. At present, Makita sells its products in over 100 countries around the world.

Initially as part of its efforts to minimize trade friction, Makita started manufacturing operations in Canada, Brazil and the United States in 1980, 1981 and 1985 respectively. Makita established a manufacturing subsidiary in the United Kingdom in 1989. In January 1991, Makita acquired all of the shares of Sachs-Dolmar GmbH, a German company, the name of which was changed to Dolmar GmbH (Dolmar) in September 1991, which is primarily engaged in manufacturing engine driven chain saws. Makita established two manufacturing subsidiaries in China, Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd. in December 1993 and in November 2000 respectively.

Makita presently manufactures power tools in seven countries globally: the United States, Canada, Brazil, the United Kingdom, Germany, China, and Japan. Our production facilities in each of these countries play a key role in allowing us to respond promptly to the needs of customers in specific geographic markets.
Also in March 2001, Makita established Makita (Shanghai) Trading Co., Ltd., to handle the export of Chinese-manufactured low-cost components to our other global manufacturing plants as well as to our sales companies throughout the world.

Makita Corporation’s registered office is located at 3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan, and its telephone number is
+81-566-98-1711.

Capital expenditures
 Total capital expenditures amounted to ¥ 8,558 million, ¥5,958 million and ¥5,691 million for fiscal 2001, 2002 and 2003, respectively. Capital expenditures in fiscal 2003 were mainly for the purchase of molds for new products and construction of a new office building for the headquarters in Japan. The capital investments of the Company amounted to approximately ¥3.1 billion, while the capital investments of overseas subsidiaries including manufacturing subsidiaries in such countries as Germany, China, and the United States amounted to approximately ¥2.6 billion. As of July 23, 2003, Makita (Kunshan) Co., Ltd., was constructing an assembly plant that is scheduled to be completed by the end of October 2003. These capital expenditures have been funded through internal sources.

B.     Business overview

Makita’s power tools consist of portable woodworking tools, primarily saws and planers, and portable general purpose tools, primarily drills, grinders and sanders. In addition, Makita produces a line of stationary woodworking machines. For the fiscal year ended March 31, 2003, approximately 22.1% of Makita’s sales were made in Japan, most of which, Makita estimates, were to commercial and professional users such as those engaged in timber and metal processing, carpentry, and concrete and masonry works.

Products
 The following table sets forth consolidated net sales of Makita by product categories for the respective periods indicated:

	(Millions of yen, except for percentage amounts)						U.S. Dollars
	Consolidated Net Sales by Product Categories						(thousands)

	Year ended March 31,

	2001		2002		2003		2003

Portable woodworking tools	¥29,088	18.6%	¥32,571	19.6%	¥33,637	19.1%	$285,059
Portable general purpose tools	80,609	51.6%	85,215	51.3%	92,144	52.5%	780,882
Stationary woodworking machines	2,580	1.6%	2,244	1.3%	1,924	1.1%	16,305
Other	17,200	11.0%	17,916	10.8%	19,142	10.9%	162,220
Parts and repairs	26,837	17.2%	28,223	17.0%	28,756	16.4%	243,695

Total	156,314	100.0%	166,169	100.0%	175,603	100.0%	1,488,161

Note:
Effective April 1, 2002, the Company adopted Emerging Issues Task Force (EITF) Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” (“EITF 01-9”), issued by the EITF in November 2001. The Company’s adoption of EITF 01-9 resulted in a change in the classification of certain incentive offerings. Previously, marketing incentive payments and similar payments were accounted for within selling, general and administrative expenses or nonoperating expenses. Currently, the portion of those payments that are effectively the same as price discounts are deducted from net sales. As a result of this change, the Company has adjusted its results for prior fiscal years to conform to the new accounting classification.

Portable woodworking tools

Portable woodworking tools consist mainly of saws, planers, mortisers, groove cutters, routers, trimmers, nailers and tackers. Circular saws, which are primarily sold to carpenters in the homebuilding industry, account for a substantial portion of Makita’s output of saws. The balance of the saw output is made up of jigsaws, sold primarily to carpenters and other woodworkers for delicate work, and recipro saws used for working in confined spaces unsuited to conventional saws.
Planers, which are used exclusively for woodworking, are sold principally to carpenters. Apart from flat-surfaced planers, which are manufactured in varying widths, Makita also produces curved planers for use on concave surfaces. Mortisers are used for chiseling holes in wood, and groove cutters are used to install sliding windows, in each case almost exclusively by carpenters in Japan.

Routers and trimmers are used principally by carpenters in the homebuilding industry for door and window cutting, pattern cutting and other interior decorative work. Nailers are used primarily for light woodwork in homebuilding and tackers are used to make temporary attachments in house-finishing and for furniture-making, in each case principally in Japan.

Among the Company’s main products newly developed during the fiscal year are a slide compound miter saw with a laser function, top-handle-type and barrel-handle-type jig saws, and electronic circular saws that are lighter than previous models and have electronic blade-speed controls.

Portable general purpose tools

Portable general purpose tools include drills, hammer drills, rotary hammers, electric breakers (jackhammers), grinders, sanders, cutters, cutting machines, nibblers and shears, screwdrivers and impact wrenches. Most of these tools are used for working on metal and materials other than wood, although many may be used in woodworking as well.

Drills are typical power tools used for drilling in metals, wood and plastics. They are classified into pistol-grip drills, D-handle drills, spade-handle drills and angle drills, according to their configuration. Various kinds of cordless drills are also available. Some of them are equipped with a screwdriving mechanism and called cordless driver drills. Hammer drills are equipped with a hammering function, but can also be used as conventional drills; they are used principally on metal and masonry in the civil engineering and electrical contracting industries. Rotary hammers, which are used exclusively on concrete in the construction industry, are equipped with a rotary function, but can also be used as ordinary hammers. Breakers are used for shattering hard surfaces, principally concrete.

Grinders and sanders are used for smoothing and finishing. Sanders may also be used for polishing. Grinders are used on metal, and sanders are used on metal, wood, stone and concrete. Grinders are divided into portable disc grinders and bench grinders, and sanders are classified into portable disc sanders and belt sanders.

Cutters and cutting machines have similar functions, although cutters are designed to be hand-held and cutting machines are stationary. Cutters have a diamond cutting surface and are used on tile, brick, concrete and stone. Cutting machines have a carborundum cutting surface and are used principally on metal.

Impact wrenches are used mainly in the construction industry and screwdrivers are used in construction work and by electricians.

Among the Company’s main products newly developed during the fiscal year are an impact driver drills that features both increased driving speed and reduced weight, a high-precision rechargeable screwdriver for use in factories, and an demolition hammer that meets the 2006 European anti-noise-pollution standards. Newly developed products in the relatively low-priced Maktec line designed to overcome competition from low-priced power tools of Chinese manufacturers include hammer drills, disc grinders, and drills.

Stationary woodworking machines

Stationary woodworking machines consist mainly of planer-jointers, wood surfacers, band saws and table saws, all of which are installed in the workshop and used for surfacing and cutting wood.

Other products

Other products include chain saws, hand-held vacuum cleaners for home use, industrial vacuum cleaners, submersible pumps and garden tools such as hedge trimmers.

Among the Company’s main products newly developed during the fiscal year are a hedge trimmer with increased clipping power.

Parts, repairs and accessories

Makita manufactures and markets a variety of parts for its products and performs repair work as part of its after-sale services.

In product development, Makita focuses on creating user-friendly products that enhance the work environment. Makita has developed and introduced such user- and environment-friendly products as circular saws with dust bags to prevent the dispersion of sawdust while cutting, low-noise impact drivers, and low-vibration hammer drills.

Principal Markets, Distribution and After-Sale Services
 The following table sets forth consolidated net sales by geographic area for the respective periods indicated:

	(Millions of yen, except percentage amount)						U.S. Dollars
	Consolidated Net Sales by Geographic Area						(thousands)

	Year ended March 31,

	2001		2002		2003		2003

Japan	¥41,849	23.8	¥39,510	23.8	¥38,781	22.1	$328,653
North America	42,390	27.1	48,337	29.1	45,573	26.0	386,212
Europe	43,221	27.7	48,486	29.2	57,648	32.8	488,542
Southeast Asia	12,006	7.7	12,373	7.4	13,774	7.8	116,729
Other	16,848	13.7	17,463	10.5	19,827	11.3	168,025

Total	¥156,314	100.0%	¥166,169	100.0%	¥175,603	100.0%	$1,488,161

Note:
Effective April 1, 2002, the Company adopted Emerging Issues Task Force (EITF) Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” (“EITF 01-9”), issued by the EITF in November 2001. The Company’s adoption of EITF 01-9 resulted in a change in the classification of certain incentive offerings. Previously, marketing incentive payments and similar payments were accounted for within selling, general and administrative expenses or nonoperating expenses. Currently, the portion of those payments that are effectively the same as price discounts are deducted from net sales. As a result of this change, the Company has adjusted its results for prior fiscal years to conform to the new accounting classification.

Japan

Makita estimates that most of the domestic sales of Makita’s products are made to commercial users. The Japanese Do It Yourself, or DIY, market for power tools is growing but the pace of growth is gradual.

Makita attributes its leading position in the Japanese market to the close and frequent contact that maintains with retailers and users of Makita products. While Makita’s major competitors rely primarily on wholesale distributors for all aspects of distribution and servicing, Makita has approximately 700 employees directly responsible for the promotion, sale and delivery and after-sale servicing of its products. These employees, operating from 113 sales offices throughout Japan, are assigned sales territories and visit retail outlets in their area on an average of once a week. Each such employee carries a small inventory of Makita’s products in a light truck or van, takes orders directly from retailers and makes deliveries.

In addition, Makita has two distribution centers in Osaka and Saitama prefecture. These distribution centers strengthen Makita’s distribution and after-sale service functions.
Although technically most of Makita’s products are sold through 15 distributors, Makita generally limits the function of these distributors to the collection of payments from retailers. Each distributor bears the risk of any bad debts of the retailers for which it has responsibility. The payments by the distributors to Makita are in most cases made within 30 to 60 days after sale. The effect of this arrangement is that, while Makita has direct access to its customers for sales, deliveries and after-sale services, payments are collected from a small number of distributors. Makita believes that this unique sales and distribution system has been successful. With respect to customer-oriented products, Makita is increasing its direct sales efforts to retailers as part of its strategy for capturing a larger market share.

During the fiscal year ended March 31, 2003, Makita sold, directly or through distributors, to approximately 30,000 retail outlets, and no single retailer accounted for more than 4%of Makita’s domestic sales. During the year, Makita’s three largest distributors accounted, in the aggregate, for approximately 35% of Makita’s domestic net sales.

Makita does not have a written warranty policy. Repairs, including free repair service and after-sale services are carried out by Makita’s sales offices.

Overseas

In the fiscal year ended March 31, 2003, 77.9% of Makita’s net sales were made outside Japan.

Overseas sales, distribution, and servicing are carried out through a network of 31 sales subsidiaries and 117 service centers located in the United States, Canada, Brazil, Mexico, Argentina, Chile, Australia, New Zealand, Singapore, Taiwan, China, Korea, the United Kingdom, France, Holland, Belgium, Italy, Greece, Germany, Denmark, Austria, Poland, the Czech Republic, Hungary, Spain, the United Arab Emirates, Romania, Switzerland, and Finland. As of the end of June 2003, the number of service stations stood at 97 owing to a decrease of 20 service stations in the United States. In addition, the Company exports directly, as well as through trading companies, to various countries throughout the world. Makita products are sold principally under the “Makita” brand name, with the remaining portion being sold under the “Dolmar” and “Maktec” brand names

Makita offers warranties to overseas customers. After-sales services and repairs overseas are provided by local sales subsidiaries, service depots designated by Makita, or by service stores designated by the applicable local importers. Overseas, Makita has over 100 service depots. As of the fiscal year ended March 31, 2003, 46 of these service depots were located in the United States. As of the end of June 2003, the number of service stations in the United States had decreased by 20, to 26. The labor costs of service and repairs to products under warranty for overseas customers are borne by Makita and the local service agents, with any spare parts being provided by Makita. In the fiscal year ended March 31, 2003, 77.9% of Makita’s net sales were made outside Japan.

Seasonality
 Makita’s business has no significant seasonality in terms of sales or profits.

Competition
 Both in Japan and overseas, the markets in which Makita sells its products are highly competitive. The portable electric power tool market is characterized by competition as to price, product reliability, design and after-sale services. Makita believes that it is competitive as to price and enjoys an advantage in its reputation in quality, product reliability and after-sale services.

Makita is the largest manufacturer of portable electric power tools in Japan and, together with one other Japanese company, accounts for a predominant portion of the total sales of such products in Japan.
In overseas markets, Makita competes with a number of manufacturers, some of which are well established in their respective markets.

Raw Materials and Sources of Supply
 Makita purchases raw materials and parts for use in the manufacture of its products. The principal raw materials and parts purchased by Makita include plastics, pressed steel plates, aluminum castings, copper wires, switches, gears, blades, batteries, and bearings. The Company procures most of its raw materials from multiple sources, although most components are obtained from single suppliers. The procurement cost of aluminum, copper, and certain other raw materials is affected by fluctuations in commodity markets, although such fluctuations were not substantial during fiscal 2003.

Purchases of raw materials and parts in the fiscal year ended March 31, 2003 amounted to ¥ 74,307 million. Raw materials and parts are purchased from approximately 250 suppliers in Japan and a number of local suppliers in each country in which Makita performs manufacturing operations, with the largest single source accounting for approximately 5% of Makita’s total purchases of raw materials and parts.

Makita also purchases from outside sources finished products such as vacuum cleaners, electric generators, brushcutters, cordless laser plumb and level, and wood surfacers.

Makita has not experienced any difficulty in obtaining raw materials, parts or finished products.

Government Regulations
 Makita is subject to various regulations by governments in countries in which Makita does business, such as required business/investment approvals, export regulations based on national-security or other reasons and other export/import regulations such as tariffs, as well as commercial, antitrust, patent, consumer and business taxation, exchange control, and environment/recycling laws and regulations.
If Makita is unable to comply with these regulations, it may result in limiting Makita’s activities in such countries.

Industrial Property Rights
 As of March 31, 2003, Makita owned 208 patents and 64 utility model registrations in Japan and 251 patents outside Japan. A utility model registration is a right granted under Japanese law to inventions having a practical utility in terms of form, composition or assembly, but embodying less originality than that required for patents. As of March 31, 2003, Makita had made applications for 631 additional patents and utility model registrations in Japan as well as for 173 patents outside Japan. While Makita considers all of its intellectual property to be important, it dose not consider any one or group of patents, trademarks or utility model registrations to be so important that their expiration or termination would materially affect Makita’s business.
Makita is not a party to any material licensing agreement.

C.     Organizational structure

As of July 23, 2003, the Makita Group is comprised of 39 consolidated subsidiaries.
Makita Corporation (the “Company”) is the parent company of the Makita Group.
The Company heads the development of products. Domestic sales are made by the Company and overseas sales are made almost entirely through sales subsidiaries and distributors.

The following is a listing of significant subsidiaries.

		Proportion of Ownership
Company Name	Country of Incorporation	and Voting Interest

Makita U.S.A., Inc.	U.S.A	100.0%
Makita Corporation of America	U.S.A	100.0
Makita Canada Inc.	Canada	100.0
Makita Mexico, S.A. de C.V.	Mexico	100.0
Makita do Brasil
Ferramentas Eletricas Ltda.	Brazil	99.8
Makita Herramientas
Electricas de Argentina S.A.	Argentine	100.0
Makita Chile Ltda.	Chile	100.0
Makita (Australia) Pty. Ltd.	Australia	100.0
Makita (New Zealand) Ltd.	New Zealand	100.0
Makita International Europe Ltd.	U.K.	100.0
Makita (U.K.) Ltd.	U.K.	100.0
Makita Manufacturing Europe Ltd.	U.K.	100.0
Makita France S.A.	France	55.0
Makita Benelux B.V.	The Netherlands	100.0
Euro Makita Corporation B.V.	The Netherlands	100.0
S.A. Makita N.V.	Belgium	100.0
Makita S.p.A.	Italy	100.0
Makita Werkzeug GmbH	Germany	100.0
Dolmar GmbH	Germany	100.0
Makita Werkzeug Gesellschaft m.b.H.	Austria	100.0
Makita SA	Switzerland	100.0
Makita, S.A.	Spain	100.0
Makita Gulf FZE	U.A.E.	100.0
Makita Singapore Pte. Ltd.	Singapore	100.0
Makita (Taiwan) Ltd.	Taiwan	100.0
Makita Power Tools (HK) Ltd.	China	100.0
Makita (China) Co., Ltd.	China	100.0
Makita (Kunshan) Co., Ltd.	China	100.0
Makita Korea Co., Ltd.	Korea	100.0
Joyama Kaihatsu Ltd.	Japan	100.0
Makita Ichinomiya Corporation	Japan	100.0
And 8 other subsidiaries

Note: Proportion of ownership and voting interest includes indirect ownership and voting.

D.     Property, plants and equipment

The following table sets forth information as of March 31, 2003 with respect to principal production facilities.

	Floor space
Location	(Square meters)	Principal products manufactured

In Japan;
Makita Corporation
Okazaki Plants	113,064	Portable woodworking tools And portable general purpose tools
Makita Ichinomiya Corporation	5,325	Stationary woodworking machine
Overseas;
Makita Corporation of America	26,881	Portable woodworking tools And portable general purpose tools
Makita (China) Co., Ltd.	32,770	Portable woodworking tools And portable general purpose tools
Makita (Kunshan) Co., Ltd.	4,106	Portable woodworking tools And portable general purpose tools
Makita Manufacturing Europe Ltd.	11,520	Portable woodworking tools And portable general purpose tools
Dolmar GmbH	17,747	Engine powered equipment

In addition, the Company owns an aggregate of 117,181 square meters of floor space occupied by the head office, warehouse facilities, a R&D laboratory, a training center, dormitories and sales offices.

Makita’s overseas manufacturing operations are conducted in the United States, Canada, Brazil, United Kingdom, Germany and China. All buildings and the land in these countries, except for China are owned by Makita.

None of the buildings or land that Makita owns in Japan is subject to any mortgage or lien. Makita leases 88 sales offices in Japan and all of Its overseas sales offices and premises, except the following locations, all of which are owned by the respective companies;

•	Head office and certain branch offices of Makita U.S.A., Makita Canada, and Makita Australia

•	Head office of Makita Germany, Makita France, Makita Benelux (The Netherlands), Makita Belgium, Makita Italy, Makita Brazil, Makita Taiwan, and Makita Singapore.

Makita considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. Makita does not maintain internal records of the exact productive capacity and extent of utilization of its manufacturing facilities as it would require unreasonable effort and expense to determine this information because Makita adjusts the volume, quantity and nature of its manufactured products based on its assessment of market needs and prospects. However, Makita believes that its manufacturing facilities are currently operating at utilization levels that are substantially in line with prevailing market demand for its products.

Makita believes that there does not exist any material environmental issues that may affect Makita utilization of its assets.

As of July 23, 2003, Makita (Kunshan) Co., Ltd., was constructing an assembly plant that is scheduled to be completed by the end of October 2003.

Item 5. Operating and Financial Review and Prospects

A.     Operating results

Summarized results of operations for each of the years ended March 31, 2001, 2002 and 2003 are as follows:

	(Millions of yen, except for percentage amounts)						U.S. Dollars (thousands)

	2001		2002		2003		2003

		%		%		%
Net sales	¥156,314	100.0	¥166,169	100.0	¥175,603	100.0	$1,488,161
Cost of sales	101,827	65.1	109,182	65.7	110,226	62.8	934,119
Gross profit	54,487	34.8	56,987	34.3	65,377	37.2	554,042
Selling, general and administrative expenses	47,394	30.3	51,114	30.8	52,909	30.1	448,381
Operating income	7,093	4.5	5,873	3.5	12,468	7.1	105,661
Other income (expenses)	(449)		(2,470)		(3,176)		(26,915)
Income before income taxes	6,644	4.3	3,403	2.0	9,292	5.3	78,746
Provision for income taxes	4,511		3,270		2,569		21,772
Net income	2,133		133		6,723		56,974

Notes:
1	Effective April 1, 2002, the Company adopted Emerging Issues Task Force (EITF) Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” (“EITF 01-9”), issued by the EITF in November 2001. The Company’s adoption of EITF 01-9 resulted in a change in the classification of certain incentive offerings. Previously, marketing incentive payments and similar payments were accounted for within selling, general and administrative expenses or nonoperating expenses. Currently, the portion of those payments that are effectively the same as price discounts are deducted from net sales. As a result of this change, the Company has adjusted its results for prior fiscal years to conform to the new accounting classification.
2	Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2003. Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), are recorded in SG&A expenses in the fiscal year ended March 31, 2003.

Fiscal 2003 compared to Fiscal 2002
Net Sales
 In fiscal 2003, ended March 31, 2003, Makita’s consolidated net sales amounted to ¥175,603 million, up 5.7% (or ¥9,434 million) from fiscal 2002 consolidated net sales levels.

In fiscal 2003, the average level of the yen-dollar exchange rate was ¥122.0=$1, representing a 2.4% appreciation of the yen compared with the average level of the yen-dollar exchange rate in the previous fiscal year. The average level of the yen-euro exchange rate was ¥120.9=E1, representing a 9.5% depreciation of the yen. Excluding the appreciation of the Euro and the depreciation of the U.S. dollar, net sales would have increased by 3.9%.

Sales by region
 Net sales in Japan declined 1.8%, to ¥38,781 million and accounted for 22.1% of fiscal 2003 consolidated net sales, reflecting such factors as a decrease in housing construction starts that reduced demand for power tools and the desire of marketing outlets to maintain low inventory levels amid deflationary conditions that showed no signs of recovery. In contrast, net sales overseas increased 8.0% from ¥126,659 million in fiscal 2002, to ¥136,822 million in fiscal 2003, owing to such factors as increased sales in each region other than North America as well as a tendency in currency exchange rates toward yen depreciation.

Looking at sales in individual overseas regions, sales in North America fell 5.7%, to ¥45,573 million, and accounted for 26.0% of fiscal 2003 consolidated net sales. The drop in sales reflected the perception of economic slowdown during the latter half of the fiscal year against the backdrop of the Iraq crisis as well as the increasing market share of Chinese-made products and a 2.4% appreciation of the yen against the U.S. dollar. Sales in Europe surged 18.9%, to ¥57,648 million, and accounted for 32.8% of fiscal 2003 consolidated net sales. Despite continued overall sluggishness in European markets which reflected a lack of growth in domestic demand in principal European countries due to the weakness of personal consumption and other factors, Makita considerably boosted its sales in the region owing to its launch of popular new products, its expansion of marketing activities in Eastern Europe and Russia, and the 9.5% depreciation of the yen against the euro. Sales in Southeast Asia increased 11.3%, to ¥13,774 million and accounted for 7.8% of fiscal 2003 consolidated net sales. Despite the perception of a temporary slackening of demand in the region, Makita recorded strong sales due to the launch of a new product series. Sales in Oceania grew 19.7%, to ¥8,517 million, and accounted for 4.9% of fiscal 2003 consolidated net sales. Reflecting a rise in the number of African countries and other countries where the marketing of Makita products was newly initiated, sales in other regions increased 9.3%, to ¥11,310 million, and accounted for 6.4% of fiscal 2003 consolidated net sales.

Review of Performance by Product Group
Portable Woodworking Tools
 Principal products in Makita’s portable woodworking tools group include circular saws, jig saws, recipro saws, planers, routers, trimmers, and pneumatic nailers. In fiscal 2003, Makita recorded a 3.3% increase in sales of portable woodworking tools, to ¥33,637 million, or 19.1% of consolidated net sales. Domestic sales of portable woodworking tools increased 2.2%, to ¥6,786 million, and accounted for 17.5% of total domestic sales. Makita posted a 3.5% increase in overseas sales of portable woodworking tools, to ¥26,851 million, which accounted for 19.6% of total overseas sales in fiscal 2003.

Portable General Purpose Tools
 The portable general purpose tools group offers a wide range of dependable cordless drills, hammer drills, rotary hammers, demolition hammers, grinders, drills, sanders, screwdrivers, impact wrenches, shears, nibblers, and cutters. This group generates the largest portion of Makita’s consolidated net sales. In fiscal 2003, sales of portable general purpose tools grew 8.1%, to ¥92,144 million, accounting for 52.5% of consolidated net sales. In Japan, sales of portable general purpose tools decreased 3.9%, to ¥13,452 million, and constituted 34.7% of total domestic sales. Overseas sales of portable general purpose tools increased 10.5%, to ¥78,692 million, or 57.5% of total overseas sales.

Stationary Woodworking Machines
 Makita’s extensive lineup of stationary woodworking machines encompasses table saws, planer-jointers, and band saws. Sales of stationary woodworking machines in fiscal 2003 declined 14.3%, to ¥1,924 million, and constituted 1.1% of consolidated net sales. Domestic sales of stationary woodworking machines dropped 8.6%, to ¥1,030 million, and constituted 2.7% of total domestic sales. Overseas sales of stationary woodworking machines were ¥894 million, a 20.0% decrease from the previous fiscal year, and accounted for 0.7% of Makita’s total overseas sales.

Other Products
 Makita’s other products category includes industrial-use dust collectors and generators as well as various products for garden and home use, including chain saws, brush cutters, grass cutters, hedge trimmers, blowers, and cordless cleaners. In fiscal 2003, sales of other products grew 6.8%, to ¥19,142 million, accounting for 10.9% of net sales. In Japan, Makita recorded a 4.6% decrease in sales of other products, to ¥8,140 million, or 21.0% of total domestic sales. Overseas sales of other products increased 17.3%, to ¥11,002 million, or 8.0% of total overseas sales.

Parts, Repairs, and Accessories
 Makita’s after-sales services include the sale of parts and accessories and repairs. In fiscal 2003, parts, repairs, and accessories sales rose 1.9%, to ¥28,756 million, or 16.4% of consolidated net sales. Domestic sales of parts, repairs, and accessories rose 1.7%, to ¥9,373 million, and contributed to 24.1% of total domestic sales. Overseas sales of parts, repairs, and accessories increased 2.0%, to ¥19,383 million, or 14.2% of total overseas sales.

Cost of sales
 Cost of sales increased 1.0%, to ¥110,226 million. The ratio of cost of sales to net sales improved to 62.8%, from 65.7%, primarily owing to a shift of manufacturing operations to subsidiaries in China, which has a lower labor cost than our factories in Japan and other countries, improvement of productivity of overseas factories, and the reduction of inventory reserve due to decrease of the inventory.

Gross profit
 As a result, gross profit in fiscal 2003 increased 14.7%, to ¥65,377 million. The ratio of gross profit to net sales improved to 37.2%, from 34.3%.

Selling, general and administrative (SG&A) expenses
 Selling, general and administrative (SG&A) expenses grew 3.5%, or ¥1,795 million, to ¥52,909 million in fiscal 2003, principally as a result of increase in labor expenses and increase in losses in connection with disposal of certain assets of Joyama Kaihatsu Ltd., a golf course owned by Makita.The ratio of SG&A expenses to net sales edged down to 30.1%, from 30.8%, principally as a result of drops in the ratios of shipping expenses and advertising and promotional expenses to net sales.

Operating income
 As a result of the factors indicated above, operating income grew 112.3%, to ¥12,468 million in fiscal 2003, and the ratio of operating income to net sales rose from 3.5% to 7.1%.

Other income (expenses)
 The balance of other income and expenses worsened to a net expense of ¥3,176 million in fiscal 2003, from a net expense of ¥2,470 million in the previous year. This decline resulted mainly from a foreign exchange loss associated with the appreciation of the yen against the U.S. dollar and the depreciation of Latin American currencies against the U.S. dollar.

Income before income taxes
 Income before income taxes in fiscal 2003 surged 173.1%, to ¥9,292 million, and the ratio of operating income to net sales rose from 2.0% in fiscal 2002 to 5.3% in fiscal 2003.

Provision for income taxes
 Total provision for income taxes decreased 21.4%, to ¥2,569 million in fiscal 2003. The effective tax rate dropped to 27.6%, from 96.1% in the previous fiscal year, owing to a decrease in the net losses of subsidiaries for which tax benefits were previously not recognized due to concern our reliability as well as the recording of Japan-US advance pricing agreement repayments. In 1997, Makita USA and the Company entered into a bilateral advance pricing agreement (APA) negotiation with the Internal Revenue Service (IRS) and National Tax Authority of Japan (NTA) to avoid double taxation resulting from transfer price adjustments. The APA covers fiscal years 1995 through 2001. In July 2002, the IRS and the NTA reached an agreement, which resulted in additional taxable income and reduced operating loss carryforwards in the U.S., and a reduction of taxable income and tax liability in Japan. Consequently the effects of the APA resulted in an overall decrease to income taxes in fiscal 2003. According to the provisions of tax treaties which have been concluded between Japan and 19 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 19 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, in the manner as if no special exemption or reduction was provided. Makita applied tax sparing mainly to China. Consequently the effects of tax sparing caused the tax rate difference in fiscal 2003.
As a result of the enactment of an amendment to the Japanese local tax law on March 31, 2003, the effective tax rate used for the calculation of deferred tax assets and liabilities has been changed form 41.4% to 40.2% for years beginning after March 31, 2004. The effect of this tax rate change of ¥312 million was charged to income taxes.

Net income
 As a result, net income for fiscal 2003 increased 4954.9%, to ¥6,723 million.

Earnings per share
 Basic net income per share of common stock and American Depositary Share (ADS) amounted to ¥45.3, compared with ¥0.9 in fiscal 2002. Diluted net income per share amounted to ¥44.2, compared with ¥0.9 in fiscal 2002.

Fiscal 2002 compared to Fiscal 2001
Net sales
 In fiscal 2002, consolidated net sales by Makita increased 6.3%, from ¥156,314 million in fiscal 2001 to ¥166,169 million in fiscal 2002.

In fiscal 2002, the average level of the yen-dollar exchange rate was ¥125.0=$1, representing a 13.1% depreciation of the yen compared with the average level of the yen-dollar exchange rate in the previous fiscal year. The average level of the yen-euro exchange rate was ¥110.4=E1, representing a 10.0% depreciation of the yen. Excluding the appreciation of the Euro and the depreciation of the U.S. dollar, net sales would have decreased by 0.5%.

Sales by region
 In Japan, the slackness of housing investment caused demand for power tools to decrease, and a deflationary trend spurred efforts by our distributors to control their inventory levels. As a consequence, Makita’s domestic sales decreased by 5.6% from fiscal 2001 levels, to ¥39,510 million in fiscal 2002. On the other hand, overseas sales increased 10.7%, to ¥126,659 million in fiscal 2002, reflecting a trend of yen depreciation as well as moderate rises in local sales in the United States and Europe.
By geographic area, sales in North America increased 14.0%, to ¥48,337 million, and accounted for 29.1% of consolidated net sales in fiscal 2002. This increase reflected the depreciation of the yen, which had an average dollar-denominated value 13.1% lower than in fiscal 2001. The 10.0% depreciation of the yen vis-a-vis the euro along with double-digit sales growth in Eastern Europe and Russia boosted European sales 12.2%, to ¥48,486 million, or 29.2% of consolidated net sales in fiscal 2002. Such factors as the weakening of local demand due to the low level of housing demand in Taiwan and Singapore caused a decline in sales in Southeast Asia on a local currency basis. However, the depreciation of the yen supported a 3.1% increase in yen-denominated sales in Southeast Asia, to ¥12,373 million, constituting 7.4% of consolidated net sales. Sales in Oceania grew 6.6%, to ¥7,116 million, accounting for 4.3% of consolidated net sales in fiscal 2002. The economic crisis in Argentina brought Makita’s marketing activities in that country to an almost-complete halt, but the situation had little effect on performance in other Latin American countries.
Makita recorded sales of ¥10,347 million or 6.2% of consolidated net sales in fiscal 2002, in other geographic regions, up 1.7% from the previous fiscal year.

Review of Performance by Product Group
Portable Woodworking Tools
 Principal products in Makita’s portable woodworking tools group include circular saws, jig saws, recipro saws, planers, routers, trimmers, and pneumatic nailers. In fiscal 2002, Makita recorded a 12.0% increase in sales of portable woodworking tools, to ¥32,571 million, or 19.6% of consolidated net sales. Domestic sales of portable woodworking tools decreased 6.2%, to ¥6,642 million, and accounted for 16.8% of total domestic sales. Makita posted a 17.8% rise in overseas sales of portable woodworking tools, to ¥25,929 million, which accounted for 20.5% of total overseas sales in fiscal 2002.

Portable General Purpose Tools
 The portable general purpose tools group offers a wide range of dependable cordless drills , hammer drills, rotary hammers, demolition hammers, grinders, drills, sanders, screwdrivers, impact wrenches, shears, nibblers, and cutters. This group generates the largest portion of Makita’s consolidated net sales. In fiscal 2002, sales of portable general purpose tools grew 5.7%, to ¥85,215 million, accounting for 51.3% of consolidated net sales. In Japan, sales of portable general purpose tools decreased 10.0%, to ¥13,993 million, and constituted 35.4% of total domestic sales. Overseas sales of portable general purpose tools were up 9.5%, to ¥71,222 million, or 56.2% of total overseas sales.

Stationary Woodworking Machines
 Makita’s extensive lineup of stationary woodworking machines encompasses table saws, planer-jointers, and band saws. Sales of stationary woodworking machines in fiscal 2002 declined 13.0%, to ¥2,244 million, and constituted 1.3% of consolidated net sales. Domestic sales of stationary woodworking machines dropped 20.0%, to ¥1,127 million, and constituted 2.9% of total domestic sales. Overseas sales of stationary woodworking machines were ¥1,117 million, a 4.7% decrease from the previous fiscal year, and accounted for 0.9% of Makita’s total overseas sales.

Other Products
 Makita’s other products category includes industrial-use dust collectors and generators as well as various products for garden and home use, including chain saws, brush cutters, grass cutters, hedge trimmers, blowers, and cordless cleaners. In fiscal 2002, sales of other products grew 4.2%, to ¥17,916 million, accounting for 10.8% of net sales. In Japan, Makita recorded a 2.7% decrease in sales of other products, to ¥8,535 million, or 21.6% of total domestic sales. Overseas sales of other products increased 11.3%, to ¥9,381 million, or 7.4% of total overseas sales.

Parts, Repairs, and Accessories
 Makita’s after-sales services include the sale of parts and accessories and repairs. In fiscal 2002, parts, repairs, and accessories sales advanced 5.2%, to ¥28,223 million, or 17.0% of consolidated net sales. Domestic sales of parts, repairs, and accessories grew 1.9%, to ¥9,213 million, and contributed 23.3% of total domestic sales. Overseas sales of parts, repairs, and accessories increased 6.8%, to ¥19,010 million, or 15.0% of total overseas sales.

Cost of sales
 During fiscal 2002, the cost of sales rose 7.2% from the previous fiscal year, to ¥109,182 million. The cost of sales ratio increased from 65.1% to 65.7%, principally owing to a reduction of production in the United States with the objective of lowering inventory levels. This reduction in production resulted in higher costs on a per unit sold basis.

Gross profit
 As a result, gross profit in fiscal 2002 increased 4.6%, to ¥56,987 million. The ratio of gross profit to net sales fell to 34.3%, from 34.9%.

Selling, general and administrative (SG&A) expenses
 Selling, general and administrative (SG&A) expenses amounted to ¥51,114 million in fiscal 2002, an increase of 7.8% from the previous fiscal year. SG&A expenses as a percentage of net sales rose from 30.3% to 30.8%, mainly because of a rise in the personnel, advertising, and promotional expenses of sales subsidiaries in the United States and Europe that were striving to strengthen their marketing power.

Operation income
 As a result of the preceding developments, operating income fell 17.2% from the previous fiscal year, to ¥5,873 million in fiscal 2002. The ratio of operating income to net sales was 3.5%, down from 4.5% in the previous fiscal year.

Other income (expenses)
 In other income (expenses), Makita recorded other expenses of ¥2,470 million in fiscal 2002, compared with ¥449 million in the previous fiscal year. This was mainly because the weakness of stock markets caused net realized losses on securities to greatly exceed those of the previous fiscal year.

Income before income taxes
 As a result of the preceding factors, income before income taxes decreased 48.8%, to ¥3,403 million in fiscal 2002, and the ratio of operating income to net sales rose from 4.2% to 2.0%.

Provision for income taxes
 Due to the recording of a loss before income taxes which is more than expected income in next few years in the United States, the effective tax rate increased because the related tax effect on the loss was offset by a corresponding increase in valuation allowance

Net income
 As a result, net income for fiscal 2002 dropped 93.8%, to ¥133 million from ¥2,133 million.

Earnings per share
 Basic net income per share of common stock and American Depositary Share (ADS) amounted to ¥0.9, compared with ¥13.6 in fiscal 2001. There was no dilution effect on earnings per share in either fiscal 2002 or 2001.

CRITICAL ACCOUNTING POLICIES
 The preparation of financial statements in accordance with accounting principles in the United States of America requires management to make certain estimates and assumptions. These estimates and assumptions exert an influence on the level of assets and liabilities reported as of the balance sheet date, the disclosure of incidental liabilities, and the level of revenues and expenses during the fiscal period. These consolidated financial statements include figures determined by management based on its best estimates and judgments regarding currently knowable situations and plans for future activities. Accordingly, when there are changes regarding the factors that serve as the basis for estimates and judgments, actual results may differ from the previously estimated results. The following accounting policies that affect Makita’s consolidated financial statements have the potential for resulting in figures that differ considerably from reported figures in case of changes in estimates or assumptions. Regarding accounting policies that affect Makita’s consolidated financial statements; the following items have the potential for figures to differ considerably from reported figures in case of changes in estimates or assumptions.

Allowance for Doubtful Receivables
 Makita performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by Makita’s review of their current credit information. Makita continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that Makita has identified. Such credit losses have historically been within Makita’s expectations and the provisions established. However, Makita can not guarantee that it will continue to experience the same credit loss rates that it has in the past. Changes in the underlying financial condition of its customers could result in a material impact to Makita’s consolidated results of operation and financial position.

Impairment of Long-Lived Assets
 Makita periodically reviews the carrying value of its long-lived assets for continued appropriateness. This review is based upon Makita’s projections of anticipated future cash flows. Makita believes that its estimates of future cash flows are reasonable. However, different assumptions regarding such cash flows could materially affect Makita’s evaluations.

Makita reviews long-lived assets with a definite life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired due to significant decline in market value of an assets and current period operating cash flow loss, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

Estimated Retirement and Termination Allowances
 Estimated retirement and termination allowances are determined based on consideration of the levels of retirement and termination liabilities and plan assets at the end of a given fiscal year.
The levels of retirement and termination liabilities and plan assets are calculated based on various annuity actuarial calculation assumptions (experience assumptions). Principal assumptions include discount rates, assumed rates of increase in future compensation levels, and expected long-term rates of return on plan assets. Discount rates, expected long-term rates on plan assets, and other assumptions that are employed by Makita must be optimized in light of market developments related to debt securities, stocks, and other factors. Accordingly, these assumptions are evaluated annually and retirement and termination liabilities are recalculated at the end of each fiscal year based on the latest assumptions. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over the future periods and therefore, generally affect Makita’s result of operation in such future periods. While Makita believes that the assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect’s Makita’s estimated retirement and termination allowances and future expenses.

Reliability of Deferred Tax Assets
Makita is required to estimate its income taxes in each of the jurisdictions in which Makita operates. This process requires Makita to estimate its current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Makita’s consolidated balance sheet. Makita must then assess the likelihood that Makita’s deferred tax assets will be recovered from future taxable income, and, to the extent Makita believes that recovery is not more likely than not, Makita must establish a valuation allowance.

In establishing the appropriate valuation allowance for tax loss carry-forwards, all available evidence, both positive and negative, needs to be considered. Information on historical results is supplemented by all currently available information on future years, as realization of tax loss carry-forwards is dependent on each company generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets which are considered realizable, however, could change in the near term and have material effect on the consolidated results of operation and financial position if estimates of future taxable income during the carryforward period are changed.

NEW ACCOUNTING STANDARDS
In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “ Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that a liability for an asset retirement obligation be recognized at the fair value. Makita has adopted SFAS No. 143 on April 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company’s consolidated results of operations and financial position.
In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances, they may change accounting practice. Makita has adopted the provision related to rescission of FASB No. 4 on April 1, 2003. The adoption of SFAS No. 145 did not have a material effect on the Makita’s consolidated results of operations and financial position.
In December 2002, the FASB issued SFAS No. 148, “ Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Makita does not have any stock-based employee compensation arrangements as of March 31, 2003.
In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. In addition, provisions which relate to forward purchases or sales or when-issued securities or other securities that do not exist yet, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Adoption of SFAS No. 149 is not expected to have a material effect on Makita’s consolidated results of operations and financial position.
In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on Makita’s consolidated results of operations and financial position.
In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51.” FIN No. 46 provides guidance on the consolidation of certain entities that do not have sufficient equity to cover expected losses of certain entities in which equity holders lack adequate decision-making ability. Such entities are referred to as variable interest entities (“VIEs”), and FIN No. 46 requires a company to consolidate

VIEs if the company has interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. FIN No. 46 is currently effective for VIEs created after January 31, 2003, and for VIEs created before February 1, 2003 in fiscal periods beginning after June 15, 2003. Makita has invested in bonds issued by an unrelated VIE. However, such investment is an insignificant variable interest in the VIE and the adoption of FIN No. 46 will have no material effect on Makita’s consolidated financial statements.
In November 2002, EITF reached a consensus on Issue No. 00-21,“Accounting for Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 provides guidance on when and how to separate elements of an arrangement that may involve the delivery of performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Makita will adopt EITF No. 00-21 on July 1, 2003. The adoption of EITF No. 00-21 is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

Pension information
Makita has an employee defined benefit pension plan which is established under the Japanese Welfare Pension Insurance Law (“JWPIL”). This plan is composed of a substitutional portion of the pension benefits prescribed by JWPIL and (ii) a corporate portion based on a contributory defined benefit pension arrangement established by Makita. The substitutional portion represented 30% of the total projected benefit obligation of the pension plan as of March 31, 2003.

The substitutional portion could be elected to be transferred to the Japanese government by JWPIL which was amended on June 15, 2001. Makita obtained an approval of the transfer of the substitutional portion by as of January 30, 2003. In order for Makita to completely separate the substitutional portion, Makita will in the future be required to obtain approval to separate the remaining past substitutional portion.

With respect to the accounting treatment of this transfer under generally accepted accounting principles of the United States, Makita will account for the transfer in accordance with Emerging Issues Task Force Issue No. 03-02 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-02”). As specified in EITF 03-02, the entire separation process and transfer is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets in accordance with Statement of Financial Accounting Standards No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Since this separation and transfer is expected to occur in the next calendar year, there has been no effect on Makita’s consolidated financial statements for the fiscal year ended March 31, 2003.

Management plan
For Makita, reduction of its manufacturing cost of quality products is a very important issue to keep up its position on the global power tools market.
To achieve the objective, Makita is planning to expand its production capability and capacity of factories in China as a main factory. The factories in China are planning to expand their supply of a new series of power tools to the global market and manufacturing components to other Makita’s factories.
In the United States, Makita USA is implementing a restructuring plan which is the integration of distribution centers and the closing of about half of factory service centers to reduce its operating cost in fiscal year 2004.

B.     Liquidity and capital resource

Makita’s principal sources of liquidity are a combination of cash and cash equivalents on hand, cash provided from operations and various forms of debt including lines of credit. As of March 31, 2003, Makita had ¥20,370 million in cash and cash equivalents. Further certain subsidiaries of Makita also had ¥29,111 million in lines of credit. Of the

¥29,111 million lines of credit, ¥2,779 million was used by overseas subsidiaries as of March 31, 2003, and ¥26,332 million was unused as of March 31, 2003. Short-term borrowings amounting to ¥2,892 million in Makita’s balance sheet as of March 31, 2003, consisting of above bank borrowings, amounting to ¥2,779 million, and capital lease obligations, amounting to ¥113 million.

Makita’s total debt at March 31, 2003 amounted to ¥22,735 million, down from ¥29,086 million at March 31, 2002. The debt-to-equity ratio improved 2.8 percentage points, to 12.5%. The drop in the balance of debt and the debt-to-equity ratio reflects Makita’s efforts to improve capital utilization efficiency by using the surplus portion of net cash from operating activities and cash reserves to repay debt. Long-term debt is comprised of convertible bonds and borrowings from banks and capital lease obligations. At March 31,2003, Makita’s credit ratings by leading outside credit rating institutions were A by Standard & Poor’s and A2 by Moody’s Investors Service, and A+ by another local agency in Japan, and Makita is confident that it will be able to raise sufficient funds in the forms of bank borrowings or debt financing when the need arises. Makita’s contractual obligations and other commercial commitments as of March 31, 2003, were as follows:

			Yen (millions)

			Expected maturity date, year ending March 31,
	Average
	Interest rates	Total	2004	2005	2006	2007	2008	Thereafter

Japanese yen convertible bonds	1.5%	¥12,994	—	¥12,994	¥—	¥—	¥—	¥—
Foreign currency loans from bank	3.4%	2,779	2,779	—	—	—	—	—
Japanese yen loans from banks and insurance companies	3.4%	6,587	—	—	6,587	—	—	—
Japanese yen Capital lease	1.9%	375	113	90	87	41	13	31

Total		¥22,735	¥2,892	¥13,084	¥6,674	¥41	¥13	¥31

Operating lease		¥2,460	¥613	¥506	¥384	¥277	¥207	¥473

			U.S. Dollars (thousands)

			Expected maturity date, year ending March 31,
	Average
	Interest rates	Total	2004	2005	2006	2007	2008	Thereafter

Japanese yen convertible bonds	1.5%	$110,119	$—	$110,119	$—	$—	$—	$—
Foreign currency loans from bank	3.4%	23,550	23,550	—	—	—	—	—
Japanese yen loans from banks and insurance companies	3.4%	55,822	—	—	55,822	—	—	—
Japanese yen Capital lease	1.9%	3,178	958	762	737	348	110	263

Total		$192,669	$24,508	$110,881	$56,559	$348	$110	$263

Operating lease		$20,847	$5,195	$4,288	$3,254	$2,347	$1,754	$4,009

Fiscal year 2003

Cash Flows

During fiscal 2003, Makita’s cash flows from operating activities served as the basic financing source for funds required for operating activities, capital investment, research and development cost and the payment of dividends. Capital investment was restrained to below the level of depreciation during fiscal 2003, just as in the previous fiscal year.
Net cash provided by operating activities was ¥27,141 million, compared with ¥20,196 million in the previous fiscal year, mainly reflecting an increase in net income from ¥133 million in fiscal 2002 to ¥6,723 million in fiscal 2003 and increase in loss on disposal or sales property from ¥339 million in fiscal 2002 to ¥1,330 million in fiscal 2003. Net cash used in investing activities amounted to ¥9,659 million, compared with ¥1,151 million in net cash used in investing activities in the previous fiscal year. This reflected cash outflow due to capital expenditures, which were mainly for the construction of a new headquarters facility in Japan and the net outflow in connection with the purchase and sales of marketable and investment securities. Marketable and investment securities are available for current operations and redemption of convertible bonds due Fiscal 2005.
Principally reflecting a drop in short-term borrowings, due to the promotion of intra-Group financing transactions as well as the purchase of common stock of Makita, net cash used in financing activities amounted to ¥13,381 million, compared with ¥16,318 million in the previous fiscal year. As a result of the preceding activities as well as the effects of exchange rate changes on cash and cash equivalents, cash and cash equivalents, end of year, increased ¥4,640 million, to ¥20,370 million.

Capital Expenditures

Makita has continued to allocate sizable amounts of funds for capital expenditures, which Makita believes is crucial to sustaining long-term growth. In view of the harshness of the operating environment, however, Makita limited its capital expenditures in fiscal 2003 to ¥5,691 million, which was mainly used for the construction of a new head quarters facility and the productive purchase of molds for new products in Japan and China. Makita’s budget of capital expenditures in fiscal 2004 is estimated at ¥6,000 million, which are for the expansion of factory in China, purchase of new warehouse in Australia, and productive purchase of molds for new products.
Makita’s projection is that net cash used for capital expenditures will be provided by operating activities.

Fiscal year 2002

Cash Flows

During fiscal 2002, Makita’s cash flows from operating activities served as the basic financing source for funds required for operating activities, capital investment, research and development cost and the payment of dividends. Capital investment was restrained to below the level of depreciation during fiscal 2002, just as in the previous fiscal year.
Net cash provided by operating activities was ¥20,196 million, compared with ¥6,145 million in the previous fiscal year, mainly reflecting a considerable reduction of inventories. Net cash used in investing activities amounted to ¥1,151 million, compared with ¥912 million in net cash provided by investing activities in the previous fiscal year. This reflected cash outflow due to capital expenditures, which greatly exceeded net cash inflow from purchases of securities. Reflecting a drop in short-term borrowings, due to the promotion of intra-Group financing transactions as well as the purchase and sales of common stock, net cash used in financing activities amounted to ¥16,318 million, compared with ¥6,038 million in the previous fiscal year.

As a result of the preceding activities as well as the effects of exchange rate changes on cash and cash equivalents, cash and cash equivalents, end of year, increased ¥1,742 million, to ¥15,730 million.

Capital Expenditures

Makita has continued to allocate sizable amounts of funds for capital expenditures, which Makita believes is crucial to sustaining long-term growth. In view of the harshness of the operating environment, however, Makita restrained its capital expenditures in fiscal 2002, to ¥5,958 million, which were mainly for the purchase of new machinery and molds for new products. Capital investment in fiscal 2001 amounted to ¥8,558 million.

Financial Position

Total assets at the end of fiscal 2003 declined 2.3% from the previous fiscal year-end to ¥278,600 million. Total current assets decreased 4.3%, to ¥173,565 million, owing to production cutbacks in the United States and Japan that enabled the reduction of inventory levels. Property, plant and equipment, at cost decreased 10.6%, to ¥67,798 million, as capital investment was restrained to a considerably lower level than in previous years and continued to be made at annual rate lower than the rate of depreciation. Investments and other assets increased 33.4% to ¥37,237 million because investment securities and deferred income taxes were increased. Total current liabilities dropped 12.8%, to ¥31,806 million, reflecting Makita’s promotion of intra-Group financing, which led to a noteworthy fall in consolidated short-term borrowings. Although long-term indebtedness declined, long-term liabilities expanded 9.5%, to ¥63,235 million, mainly because of a rise in estimated retirement and termination allowances due to a drop, from 2.6% to 2.1%, in the assumed discount rate. Working capital amounted to ¥141,759 million at the end of fiscal 2003. The current ratio was 5.5, compared with 5.0 at the previous year-end, as Makita continued to maintain a high rate of liquidity. Shareholders’ equity declined 4.0%, to ¥182,400 million, because of a ¥2,881 million purchase of common stock that is being held as treasury stock and the increase in accumulated other comprehensive loss which caused by ¥5,518 million increased in the minimum pension liabilities.
As a result, the shareholders’ equity ratio decreased to 65.5%, from 66.6% at the previous fiscal year-end.

C.     Research and development, patents and licenses

Approximately 360 of Makita’s employees are engaged in research and development activities and product design.
Makita also employs approximately 120 trained personnel in production engineering, and has developed a number of machine tools presently in use in its factories. The majority of such personnel are engaged in research and development of mechanical innovations, and the remainder in electric, electronic and other applications.

Makita places high priority on R&D and believes that strong capabilities in R&D are crucial to the continued development of high-quality, reliable products that meet user needs. In fiscal 2003, Makita allocated ¥3,856 million for R&D, up 2.9% from the allocation in the previous year. This was equivalent to 2.2% of net sales, down from 2.3% in the previous fiscal year. In fiscal 2002, Makita allocated ¥3,746 million for R&D, up 9.1% from the ¥3,435 million allocations in the previous year. The ratio of R&D expenses to net sales in fiscal 2002 was 2.3% compared to 2.2% in the previous fiscal year.
Makita is pursuing environment-friendly product development, making individual products dustless, vibration-free, soundproof, and generally easier to use from the ergonomic standpoint, and aiming to minimize adverse effects of products on both users and the surrounding environment.

Currently, the Company has a policy of allocating development resources to R&D related to technology-intensive products that are unlikely to be affected by price competition from low-priced products.

The Company’s Development Department is responsible for development operations. Staffs are sent on long-term trips to perform market surveys and thereby obtain information on diverse customer needs in the Americas and Europe. In recent years, a new line of products suited for Southeast Asian markets and marketed under a new brand (Maktec) has been developed with a portion of development work handled by Makita (China) Co., Ltd.

Makita plans to expand its current product lines with an emphasis on cordless electric tools, further development of smaller lightweight tools, the incorporation of more electronics technology into its products, and strengthening its product line of garden tools.

D.     Trend information

Expectation

In the United States, consumer spending and housing investment remained strong during fiscal 2003. In light of such developments as the Iraq crisis, however, companies curtailed their capital investments and new hiring during the latter half of the year, and the effects of a general downturn was felt in all sectors of the economy. Amid these circumstances, Makita strove to improve profitability by strengthening its marketing in the professional market with an aim to reinforce its brand image as well as by reducing manufacturing costs, marketing expenses and inventory levels. In fiscal 2004, Makita plans to continue its efforts to compress fixed costs through the consolidation of sales branch, reduction of the number of service centers, and other aggressive restructuring measures.
In Europe, general economic conditions remained weak in fiscal 2003 as the downturn in consumer spending and other adverse factors restrained growth in domestic demand in principal European countries. However, the appreciation of the euro increased Makita’s price competitiveness vis a vis Europe-based competitors and resulted in an increase in Makita’s profitability. Makita expects to increase sales further by proceeding with measures to enhance services, in growth markets in Eastern Europe and Russia as well as in the Middle East and Africa.
In Asia, despite a temporary downturn in domestic demand, the region’s economy was generally headed towards recovery as manufacturing and exports saw substantial growth. Sales of Makita products were strong and benefited from the contribution of a newly introduced line of products marketed under a different brand name. In consideration of the effects of SARS, Makita’s marketing companies in the region increased the inventories of products manufactured at factories in China, and the level of inventories has continued to rise.
With respect to the Japanese economy, there was no improvement on the deflationary trend as stock prices continued to generally decline. In view of these factors, there remained little prospect of economic recovery and economic conditions remained weak.

Forward-Looking Statements

This report contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be fulfilled.

Item 6. Directors, Senior Management and Employees

A.     Directors and senior management.

The Directors and Statutory Auditors of the Company as of June 27, 2003 are as follows:

Masahiko Goto
Current Position: President, Representative Director since May 1989
Date of Birth: November 16,1946
Director since: May 1984

Masami Tsuruta
Current Position: Managing Director, General Manager of Domestic Sales Headquarters since June 2003
Date of Birth: December 26,1942
Director since: June 1995
Business Experience:
June 1995: Director, Assistant General Manager of Domestic Sales Headquarters
June 1997: Director, General Manager of Domestic Sales Marketing Headquarters

Yasuhiko Kanzaki
Current Position: Director, General Manager of International Sales Headquarters (Europe Area) since June 2003
Date of Birth: July 9,1946
Director since: June 1999
Business Experience:
April 1995: Director of Makita International Europe Ltd.
June 1999: Director, Assistant General Manager of International Sales Headquarters 1

Ken-ichiro Nakai
Current Position: Director, General Manager of Administration Headquarters since June 2001
Date of Birth: November 17, 1946
Director since: June 2001
Business Experience:
October 2000: Assistant General Manager of Production Headquarters
April 2001: General Manager of Personnel Department

Tadayoshi Torii
Current Position: Director, General Manager of Production Headquarters since June 2003
Date of Birth: December 10,1946
Director since: June 2001
Business Experience:
October 1998: General Manager of Production Department
June 2001: Director, General Manager of Quality Control Headquarters

Tomoyasu Kato
Current Position: Director, General Manager of Research and Development Headquarters since June 2001
Date of Birth: March 25,1948
Director since: June 2001
Business Experience:
March 1999: General Manager of Technical Administration Department

Kazuya Nakamura
Current Position: Director, General Manager of International Sales Headquarters (Asia and Oceania Area) since June 2003
Date of Birth: April 13,1948
Director since: June 2001
Business Experience:
October 2000: General Manager of Asia and Oceania Sales Department
June 2001: Director, General Manager of International Sales Headquarters 2

Masahiro Yamaguchi
Current Position: Director, General Manager of Purchasing Headquarters since June 2003
Date of Birth: May 9, 1945
Director since: June 2003
Business Experience:
April 1995: Assistant Manager of International Sales Department
August 1995: Transferred to Makita Manufacturing Europe Ltd.
May 2003: Assistant General Manager of Purchasing Headquarters (Makita Corporation)

Shiro Hori
Current Position: Director, General Manager of Overseas Sales Headquarters (America Area and International Administration) since June 2003
Date of Birth: February 24, 1948
Director since: June 2003
Business Experience:
April 1997: Assistant General Manager of Europe Sales Department
March 1999: General Manager of Europe Sales Department

Tadashi Asanuma
Current Position: Director, Assistant General Manager of Domestic Sales Marketing Headquarters since June 2003
Date of Birth: January 4, 1949
Director since: June 2003
Business Experience:
April 1995: Manager of Saitama Branch Office
April 2001: General Manager of Osaka Sales Department

Hisayoshi Niwa
Current Position: Director, General Manager of Quality Control Headquarters since June 2003
Date of Birth: February 24, 1949
Director since: June 2003
Business Experience:
April 1995: Assistant General Manager of Production Control Department
October 1999: General Manager of Production Control Department

Zenji Mashiko
Current Position: Director, Assistant General Manager of Domestic Sales Marketing Headquarters since June 2003
Date of Birth: May 28, 1949
Director since: June 2003
Business Experience:
April 1995: Manager of Tokyo Branch Office

Ryota Ichikawa
Current Position: Standing Statutory Auditor since June 2001
Date of Birth: June 27,1941
Statutory Auditor since: June 2001
Business Experience:
June 1995: Director, General Manager of Administration Headquarters

Ken-ichi Ikeda
Current Position: Standing Statutory Auditor since June 1998
Date of Birth: April 5, 1942
Statutory Auditor since: June 1998
Business Experience:
October 1995: General Manager of General Affairs Department

Keiichi Usui
Current Position: Outside Statutory Auditor since June 1994
Date of Birth: August 9,1933
Statutory Auditor since: June 1994

Shoichi Hase
Current Position: Outside Statutory Auditor since June 2001
(Patent attorney, Hase International Patent office)
Date of Birth: March 30,1934
Statutory Auditor since: June 2001
April 1967:Established Hase Patent Attorney Office

The term of each director listed above expires in June 2005. The term of each of Mr. Ichikawa and Mr. Ikeda as Standing Statutory Auditor and Mr. Hase as Statutory Auditor expires in June 2004. The term of Mr. Usui as Statutory Auditor expires in June 2007.

B.     Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during the fiscal year ended March 31, 2003 to all Directors and Statutory Auditors, who served during the fiscal year ended March 31, 2003, totaled ¥ 129 million. Some of the fringe benefits provided by the Company to its employees in Japan, such as medical and dental service insurance and welfare pension insurance, are also made available to certain Directors and Statutory Auditors.

September 30, 2001, the Company has an unfunded retirement and termination allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount set aside as retirement allowances for Directors and Statutory Auditors was ¥ 373 million as of March 31, 2002 and was increased to ¥ 427 million as of March 31, 2003.

C.     Board practices

The Company’s Articles of Incorporation provide for a Board of Directors of 15 or less members and for 5 or less (but not less than 3) Statutory Auditors. All Directors and Statutory Auditors are elected at general meetings of shareholders. In general, the term of office of Directors expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within 2 years after their assumption of office, and in the case of Statutory Auditors, within 4 years (in the case of Statutory Auditors elected at the ordinary general meeting of shareholders held with respect to the fiscal year ended on or prior to May 1, 2002, 3 years) after their assumption of office; however, Directors and Statutory Auditors may serve any number of consecutive terms. With respect to each expiration of the term of office of Directors and Statutory Auditors, see above “A. Directors and senior management” in this Item.

The Directors constitute the Board of Directors, which has the ultimate responsibility for administration of our affairs. The Board of Directors may elect from among its members a Chairman and Director, one or more Vice Chairmen and Directors, a President and Director, one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors. From among the Directors referred to above, the Board of Directors elects one or more Representative Directors. Each of the Representative Directors has the authority individually to represent the Company in the conduct of the affairs of the Company.

The Statutory Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Statutory Auditors is required to be a person who has not been a Director, general manager or employee of the Company or any of its subsidiaries during the 5-year period prior to his election as a Statutory Auditor. After the conclusion of an ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on and after May 1, 2005, at least half of the Statutory Auditors is required to be a person who has not been a Director, general manager or employee of the Company or any of its subsidiaries. The Statutory Auditors may not at the same time be Directors, general managers or employees of the Company or any of its subsidiaries.

Each Statutory Auditor has the statutory duty to supervise the administration by the Directors of the Company’s affairs and also to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders. They shall attend meetings of the Board of Directors but are not entitled to vote. In addition to Statutory Auditors, independent certified public accountants or an audit corporation must be appointed by general meetings of shareholders. Such independent certified public accountants or audit corporation have, as their primary statutory duties, the duties to examine the financial statements proposed to be submitted by the Board of Directors at general meetings of shareholders and to report their opinion thereon to the Statutory Auditors and the Directors.

The Statutory Auditors constitute the Board of Statutory Auditors. The Board of Statutory Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Statutory Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Statutory Auditors is empowered to establish audit principles, method of examination by Statutory Auditors of the Company’s affairs, and financial position and other matters concerning the performance of the Statutory Auditors’ duties.

There are no contractual arrangements providing for benefits to Directors upon termination of service. Also see “B. Memorandum and articles of association – Directors” in Item 10.

D.     Employees

The following table sets forth information about number of employees:

	Year ended March 31,

	2001	2002	2003

Categorized by Geographic Areas
Domestic	3,302	3,245	3,057
Overseas	4,651	4,912	5,287

Total	7,953	8,157	8,344

During the fiscal year ended March 31, 2003, in the domestic area, Makita averaged approximately 129 temporary employees who were not entitled to retirement or certain other fringe benefits which regular full-time employees receive.

The Company has a labor contract with the Makita Union covering wages and conditions of employment. All full-time employees of the Company in Japan, except management, and certain other employees, must become union members. The Makita Union is affiliated with the Japanese Electrical Electronic & Information Union. The Company has not been materially affected by any work stoppages or difficulties in connection with labor negotiations.

E.     Share ownership

The total number of shares of the Company’s Common Stock owned by the Directors and Statutory Auditors as a group is as follows:

Identity of	Number of	Percentage of
Person or Group	Shares Owned	voting right

Directors and	2,059,543	1.35%
Statutory Auditors

The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of June 27, 2003.

Name	Position	Number of shares

Masahiko Goto	President, Representative Director	1,943,943
Masami Tsuruta	Managing Director	13,722
Yasuhiko Kanzaki	Director	9,469
Ken-ichiro Nakai	Director	10,270
Tadayoshi Torii	Director	11,000
Tomoyasu Kato	Director	10,672
Kazuya Nakamura	Director	5,000
Masahiro Yamaguchi	Director	4,773
Shiro Hori	Director	6,657
Tadashi Asanuma	Director	3,574
Hisayoshi Niwa	Director	4,867
Zenji Mashiko	Director	5,296
Ryota Ichikawa	Standing Statutory Auditor	7,100
Ken-ichi Ikeda	Standing Statutory Auditor	4,000
Keiichi Usui	Outside Statutory Auditor	6,200
Shoichi Hase	Outside Statutory Auditor	13,000

Item 7. Major Shareholders and Related Party Transaction

A.     Major Shareholders

The following is shareholders 5% or more of the Company’s common stock on the list of shareholder as of March 31, 2003.

Identity of	Number of	Percentage of
Person or Group	Shares Owned	voting right

Northern Trust Company (AVFC) Sub-account American Client	10,090,700	7.01%

The UFJ Bank, Limited	7,370,229	5.12

Except for Masahiko Goto holding 1.27% as of March 31 2003, none of the Company’s Directors and Statutory Auditors is the owner of more than one percent of the Company’s Common Stock.

As of March 31, 2003, 153,006,992 shares of the Company’s common stock were outstanding. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Securities and Exchange Law of Japan.

Under the Securities and Exchange Law of Japan, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the shares with voting rights of a company listed on a Japanese stock exchange (including ADSs representing such shares) must file a report concerning the shareholding with the Director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of the Company’s common stock as of the dates indicated in the reports described below.

Name of Beneficial Owner	Number of Shares	Percentage

Silchester International Investors Limited	9,267,000	6.06%

The number of shares owned by Silchester International Investors Limited and its related entities is based on a report filed under the Securities and Exchange Law of Japan stating that Silchester International and its related entities held or was deemed to hold beneficially, as of June 21, 2002, 9,267,000 shares of the Company’s common stock.

Based on information made publicly available on or after April 1, 2000, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

				Number of	Shares Owned
	Date of	Shares Owned		Shares	After the
Name of Shareholder	Transaction	Prior to Transaction	Percentage	Changed	Transaction	Percentage

Templeton Global Advisors Limited	September 25, 2000	16,347,080	10.22%	(1,812,142)	14,534,938	9.20%
Templeton Global Advisors Limited	February 27, 2001	14,534,938	9.20%	(2,013,027)	12,521,911	8.18%
Templeton Global Advisors Limited	March 9, 2001	12,521,911	8.18%	(1,687.072)	10,834,839	7.08%
Templeton Global Advisors Limited	May 1, 2001	10,834,839	7.08%	(1,537,588)	9,297,251	6.08%
Silchester International Investors Limited	April 23, 2001	—	—	—	7,661,000	5.01%
Templeton Global Advisors Limited	September 30, 2001	9,297,251	6.08%	(1,613,275)	7,683,976	5.02%
Goldman Sachs International	September 30, 2001	—	—	—	9,095,000	5.94%
Silchester International Investors Limited	June 21, 2002	7,661,000	5.01%	1,606,000	9,267,000	6.06%
Goldman Sachs International	March 31, 2002	9,095,000	5.94%	(2,762,100)	6,332,900	4.14%
Templeton Global Advisors Limited	September 30, 2002	7,683,976	5.02%	(1,657,000)	6,026,976	3.94%

As of March 31, 2003, the Company had 153,006,992 outstanding shares of common stock. According to the Bank of New York, depositary for the Company’s ADSs, as of March 31, 2003, 3,824,200 shares of the Company’s common stock were held in the form of ADRs and there were 54 ADR holders of record in the United States. According to the Company’s register of shareholders and register of beneficial owners, as of March 31, 2003, there were 12,666 holders of common stock of record worldwide and the number of record holder in the United States was 44.

The major shareholders do not have different voting rights.

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

As far as is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese or any foreign government.

B.     Related party transactions

                              None

C.     Interest of experts and counsel

                              Not applicable

Item 8. Financial Information

A.     Consolidated statement and other financial information
 1-3. Consolidated Financial Statements.
Makita’s audited consolidated financial statements are included under “Item 18 – Financial Statements”. Except for Makita’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by Makita’s auditors.
 4. Not applicable.

5. Not applicable.

6. Export Sales. See “Information on the Company – Business Overview – Principal Markets, Distribution and After-Sale Services”.

7. Legal or arbitration proceedings
There are no material pending legal or arbitration proceeding to which Makita is a party and which may have, or have had in the recent past, significant effects on Makita’s financial position or profitability.

8. Dividend Policy
Makita aims to carry out stable operations over the long term by bolstering its internal reserves in preparation for the future and strengthening its business structure. Subject to Makita’s earnings and financial condition and other factors, including legal restrictions with respect to the payment of dividends, Makita believes that annual cash dividends per share of ¥18 represent a stable dividend, and as a past of its basic policy, Makita will strive to maintain these dividend levels.

In keeping with this basic policy, the Company paid cash dividends in fiscal 2003 of ¥18.0 per share, the same amount as fiscal 2002. In fiscal 2000, the Company paid a special commemorative 85th anniversary cash dividend per share and ADS of ¥1, and thus cash dividends per share for fiscal 2000 amounted to ¥19.0.

The following table sets forth cash dividends per share of Common Stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	In Yen		In U.S. Dollars

Year ended March 31	Interim	Year-end	Interim	Year-end

1999	9.0	9.0	0.07	0.07
2000	9.0	10.0	0.08	0.10
2001	9.0	9.0	0.07	0.07
2002	9.0	9.0	0.07	0.07
2003	9.0	9.0	0.07	0.07

B.     Significant changes

No significant changes have occurred since the date of Makita’s latest annual financial statements.

Item 9. The Offer and Listing

A.     Offer and listing details

The shares of common stock of the Company have been listed on the First Section of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange since 1970. The Company decided to discontinue its listing on the Osaka Securities Exchange due to the low level of trading volume in its shares on that exchange, and it was delisted from that exchange at the end of February 2003. The shares of common stock of the Company have been listed on the Amsterdam Stock Exchange (Euronext Amsterdam) since 1973, initially in the form of Continental Depositary Receipts. The Company’s American Depositary Shares, each representing five shares (from April 1, 1991, one share) of common stock and evidenced by American Depositary Receipts (“ADRs”), have been quoted since 1977 through the National Association of Securities Dealers Automated Quotation (“NASDAQ”) System under “MKTAY”.

The following table shows the high and low sales prices of the Common Stock on the Tokyo Stock Exchange for the periods indicated and the reported high and low bid prices of American Depositary Shares through the NASDAQ system.

	Tokyo Stock Exchange Price		NASDAQ Price
	Per Share of Common Stock		Per American Depositary Share
	(Yen)		(U.S. Dollars)

Fiscal year ended March 31,	High	Low	High	Low

1999	1,699	1,080	12.63	8.94
2000	1,426	865	12.38	7.88
2001	1,100	711	9.88	5.94
2002	871	615	6.85	4.88
2003	909	654	7.55	5.35

Quarterly

Fiscal year 2002
1st quarter ended June 30, 2001	830	713	6.85	5.80
2nd quarter ended September 30, 2001	799	615	6.30	5.21
3rd quarter ended December 31, 2001	766	640	6.00	5.12
4th quarter ended March 31, 2002	871	648	6.64	4.88

Fiscal year 2003
1st quarter ended June 30, 2002	909	755	6.95	6.25
2nd quarter ended September 30, 2002	837	661	6.95	5.89
3rd quarter ended December 31, 2002	898	654	7.25	5.35
4th quarter ended March 31, 2003	890	756	7.55	6.45

Monthly

January 2003	885	756	7.55	6.50
February 2003	884	762	6.95	6.45
March 2003	890	790	7.25	6.78
April 2003	910	834	7.66	7.05
May 2003	942	890	7.90	7.24
June 2003	978	923	8.30	7.76

B.     Plan of distribution

                              Not applicable

C.     Markets

                              See Item 9. A

D.     Selling shareholder

                              Not applicable

E.     Dilution

                              Not applicable

F.     Expenses of the issue

                              Not applicable

Item 10. Additional Information

A.     Share capital

                              Not applicable

B.     Memorandum and articles of association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Anjo Branch Office of the Nagoya Legal Affairs Bureau of the Ministry of Justice.

Objects and purposes

Article 2 of the Articles of Incorporation of the Company provides that its purpose is to engage in the following lines of business:

•	Manufacture and sale of machine tools including electric power tools, pneumatic tools, etc., and wood-working tools;
•	Manufacture and sale of electric machinery and equipment and various other machinery and equipment;
•	Manufacture and sale of interior furnishings and household goods and their installation work;
•	Purchase, sale, lease and management of real estate;
•	Operation of sporting and recreational facilities;
•	Casualty insurance agency and business relating to offering of life insurance;
•	Tourist business under the Travel Agency Law;
•	Acquisition, assignment and licensing of industrial property right, copyright and other intellectual property right and provision of technical guidance;
•	Investment in various kinds of business; and
•	All other business incidental or relative to any of the preceding items.

Directors

Under the Commercial Code, each Director has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The total amount of remuneration to Directors and that to Statutory Auditors are subject to the approval of the general meeting of shareholders. Within such authorized amounts the Board of Directors and the Board of Statutory Auditors respectively determine the compensation to each Director and Statutory Auditor.

Except as stated below, neither the Commercial Code nor the Company’s Articles of Incorporation make special provisions as to:

•	the Directors’ or Statutory Auditors’ power to vote in connection with their compensation;
•	the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power);
•	their retirement age; or
•	requirement to hold any shares of capital stock of the Company.

The Commercial Code specifically requires the resolution of the Board of Directors for a company:

•	to acquire or dispose of material assets;
•	to borrow a substantial amount of money;
•	to employ or discharge from employment important employees, such as general managers; and
•	to establish, change or abolish material corporate organization such as a branch office.

The Regulations of the Board of Directors of the Company require a resolution of the Board of Directors for the Company to borrow money in an amount of 100 million yen or more or to give a guarantee in an amount of 10 million yen or more.

Common stock

General

Set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered or recorded on the Company’s register of shareholders in writing or digitally, in accordance with the Company’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights against the Company.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the

Japan Securities Depository Center, Inc. (“JASDEC”). If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on the Company’s register of shareholders. Each participating shareholder will in turn be registered on the Company’s register of beneficial shareholders and be treated in the same way as shareholders registered on the Company’s register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial shareholders may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from the Company. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

Authorized capital

Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 292,000,000 shares.

As of March 31, 2003, 153,006,992 shares of Common Stock were issued and outstanding.

All shares of Common Stock of the Company have no par value.

Dividends

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Board of Statutory Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Statutory Auditors. In addition to dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of each September 30, without shareholders’ approval, but subject to the limitations described below.

The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or equal to one-tenth of the amount of such interim dividends until the aggregate amount of additional paid-in capital and legal reserve equals to one-quarter of its stated capital. Under the Commercial Code, the Company is permitted to distribute profits by way of dividends or interim dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;
(ii)	its additional paid-in capital;
(iii)	its accumulated legal reserve;
(iv)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(v)	other amounts as provided for by an ordinance of Ministry of Justice.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of the Company’s accounts, but adjusted to reflect:

(x)	any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof;
(y)	any subsequent transfer of retained earnings to stated capital; and
(z)	if the Company has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders, to purchase shares of Common Stock (see “Acquisition by the Company of Common Stock” below), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by the Company, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (v) above.

Under its Articles of Incorporation, the Company is not obligated to pay any dividends which are left unclaimed for a period of 3 years after the date on which they first became payable.

Stock splits

The Company may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued to allow the stock split pursuant to a resolution of the Board of Directors rather than a special resolution of a general meeting of shareholders, which is otherwise required for amending the Articles of Incorporation.

In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date therefor, at least 2 weeks prior to such record date. In addition, promptly after the stock split takes effect, the Company must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split.

General meeting of shareholders

The ordinary general meeting of shareholders of the Company for each fiscal year is normally held in June in each year in or near Anjo, Aichi, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least 2 weeks prior to the date set for the meeting.

Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least 2 weeks prior to the date set for the meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.
Any shareholder or group of shareholders holding at least 3 percent of the total number of voting rights for a period of 6 months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than 8 weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total number of voting rights for a period of 6 months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least 8 weeks prior to the date set for such meeting.

Voting rights

So long as the Company maintains the unit share system (see “-Unit share system” below; currently 1,000 shares constitute one unit) a holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following 2 sentences. A corporate shareholder more than one-quarter of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of shares of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing. Shareholders may also exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.

The Commercial Code and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including, a reduction of stated capital, the removal of a Director or Statutory Auditor, dissolution, merger or consolidation with a certain exception under which shareholders’ resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with a certain exception under which shareholders resolution is not required, splitting of the corporation into 2 or more corporations with a certain exception under which shareholders resolution is not required, or any offering of new shares at a “substantially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock (“stock acquisition rights”) or bonds with stock acquisition rights under “substantially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

Issue of additional shares and pre-emptive rights

Holders of the Company’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “substantially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than 2 weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least 2 weeks prior to the date on which such rights expire.

Rights to subscribe for new shares may be made generally transferable by the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against the Company and third parties only if the Company’s prior written consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.

Subject to certain conditions, the Company may issue stock acquisition rights by a resolution of the Board of Directors, subject to the limitations as to the offering of stock acquisition rights on “substantially favorable” exercise conditions mentioned under “Voting rights” above. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of Common Stock held.

Record date

March 31 is the record date for the Company’s dividends. So long as the Company maintains the unit share system, the shareholders and beneficial shareholders who are registered or recorded as the holders of one or more full unit of shares in the Company’s registers of shareholders and/or beneficial shareholders in writing or digitally at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least 2 weeks’ prior public notice.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of Common Stock

The Company may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), or by purchase from a specific party other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). When such acquisition is made by the Company from a specific party other than a subsidiary of the Company, any other shareholder may make a request to a Representative Director, more than 5 calendar days prior to the relevant shareholders’ meeting, to include him/her as the seller in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, including that, in cases other than the acquisition by the Company of its own shares from a subsidiary of the Company, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. If the Company purchase shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend the Company actually paid. However, if it is anticipated that the net assets on the balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) to “Dividends” above, the Company may not acquire such shares.

Shares acquired by the Company may be held by it for any period or may be cancelled by resolution of the Board of Directors. The Company may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares and pre-emptive rights” above. The Company may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Unit share system

The Articles of Incorporation of the Company provide that 1,000 shares constitute one unit of shares of stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000 or one-two hundredth of all issued shares.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Unless the Company’s shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.
A holder of shares constituting less than one unit may require the Company to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of the Company.

The Articles of Incorporation of the Company provide that a holder of shares constituting less than one full unit may request the Company to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock, in accordance with the provisions of the Share Handling Regulations of the Company.

A holder who owns ADRs evidencing less than 1,000 ADSs will indirectly own less than one full unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than one full unit have the right to require the Company to purchase their shares or sell shares held by the Company to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of full units are unable to withdraw the underlying shares of Common Stock representing less than one full unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares or sell shares held by the Company to such holders unless the Company’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than one full unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Sale by the Company of shares held by shareholders whose address is unknown

The Company is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company continuously for 5 years or more.

In addition, the Company may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for 5 years or more at the shareholder’s registered address in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive dividends on the shares continuously for 5 years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company, the Company may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors and after giving at least 3 months’ prior public and individual notice, and holding or depositing the proceeds of such sale or disposal of shares at the then market price of the shares for the shareholder, the location of which is unknown.

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan and regulations thereunder requires any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within 5 business days a report concerning such shareholdings.

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.
Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

There is no provision in the Company’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving the Company.

C.     Material contracts

All material contracts concluded by the Company during the 2 years preceding the date of this report were entered into in the ordinary course of business.

D.     Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of Common Stock of the Company by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

Exchange non-residents are:

•	individuals who do not reside in Japan; and

•	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•	corporations (1) of which 50 percent or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of the Company) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10 percent or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.
Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of Common Stock of the Company held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

E.     Taxation

The discussion below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of shares of Common Stock and ADSs. Prospective purchasers and holders of the shares of Common Stock or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

The following is a general summary of the major Japanese national and U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of Common Stock or ADSs by a U.S. Holder (as defined below) that hold shares of Common Stock or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not purport to address all material tax consequences that may be relevant to holders of shares of Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that own or are treated as owning 10 percent or more of the Company’s voting stock, investors that hold shares of Common Stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction, persons that hold shares of Common Stock or ADSs through a partnership or other pass-through entity and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the national or federal tax laws of Japan and of the United States as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement for ADSs and in any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of Common Stock or ADSs that is:

•	a citizen or individual resident of the United States;
•	a corporation or other entity taxable as a corporation organized under the laws of the United States, any State, or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or
•	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership hold shares of Common Stock or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding shares of Common Stock or ADSs should consult their own tax advisor.

An “Eligible U.S. Holder” is a U.S. Holder that:

•	is a resident of the United States for purposes of the Treaty;
•	does not maintain a permanent establishment or fixed base in Japan to which shares of Common Stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services); and
•	is not otherwise ineligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of Common Stock or ADSs.

This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than national income taxation, inheritance and gift taxation. Investors are urged to consult their tax advisor regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of Common Stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In general, taking into account the earlier assumptions, for purposes of the Treaty and for U.S. federal income and Japanese tax purposes, beneficial owners of ADRs evidencing ADSs will be treated as the owners of the shares of Common Stock represented by those ADSs, and exchanges of shares of Common Stock for ADSs, and exchanges of ADSs for shares of Common Stock, will not be subject to U.S. federal income tax or Japanese tax.

Japanese taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to Eligible U.S. Holders of shares of Common Stock or ADRs evidencing ADSs representing shares of Common Stock of the Company.
Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. The Company withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax.

Under Japanese tax law, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20 percent. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to any corporate or individual shareholders (including those shareholders who are U.S. Holders), except for any individual shareholder who holds 5 percent or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 10 percent for dividends due and payable on or after April 1, 2003 but on or before December 31, 2003, (ii) 7 percent for dividends due and payable on or after January 1, 2004 but on or before March 31, 2008, and (iii) 15 percent for dividends due and payable on or after April 1, 2008.

Under the Treaty, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder generally is limited to 15 percent or, if certain conditions (as provided in the Treaty) are fulfilled, 10 percent of the gross amount actually distributed. An Eligible U.S. Holder who is entitled, under the Treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law on payment of dividends on the Company’s shares of Common Stock is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before such payment of dividends. With respect to ADRs, the Depositary or its agent will apply for this reduced treaty rate, if it is below the rate otherwise applicable under Japanese tax law, on behalf of Eligible U.S. Holders by submitting two Application Forms (one before payment of dividends, the other within 8 months after the Company’s fiscal year-end) to the Japanese tax authorities. To claim this reduced rate, any relevant Eligible U.S. Holder of ADRs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. An Eligible U.S. Holder who is entitled, under the Treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, but fails to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under the Treaty from the relevant Japanese tax authority. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate for shareholders who would be eligible under the Treaty but do not follow the required procedures as stated above.

Gains derived from the sale of shares of Common Stock or ADRs outside Japan by an Eligible U.S. Holder holding such shares or ADRs are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

U.S. Holders of shares of Common Stock of the Company or ADRs should consult their tax advisors regarding the effect of these taxes as well as the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. federal income taxation

U.S. Holders

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, under U.S. federal income tax law, the gross amount of any distribution made by us in respect of shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. The dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations. As further discussed below, any such dividend may be eligible for preferential rates of U.S. federal income tax under recently enacted legislation. A dividend paid in yen will be included in gross income in a U.S. dollar amount based on the yen/U.S. dollar exchange rate in effect on the date that dividend is included in the income of the U. S. Holder, regardless of whether the payment is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss.

To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of common stock or ADSs exceeds our current and accumulated earnings and profits, the distribution first will be treated as a tax-free return of the U.S. Holder’s adjusted tax basis in those shares or ADSs, and any balance in excess of that adjusted tax basis will be treated as capital gain. We do not expect to compute our earnings and profits under U.S. federal income tax principles, and therefore holders should assume that our distributions generally will be treated as paid out of our earnings and profits for U.S. federal income tax purposes.

Distributions of additional shares of common stock that are made to U.S. Holders with respect to their shares of common stock or ADSs and that are part of a pro rata distribution to all the Company’s shareholders generally will not be subject to U.S. federal income tax.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States and generally will be treated separately, together with other items of “passive income” (or, in the case of some holders, “financial services income”) in computing foreign tax credit limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a company dividend may be claimed either as a credit against the U.S. federal income tax liability of a U.S. Holder or, if the U.S. Holder elects not to take a credit for any foreign taxes that year, as a deduction from that holder’s taxable income. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

•	has held shares of common stock or ADSs for less than a specified minimum period, or
•	is obligated to make payments related to our dividends,

will not be allowed a foreign tax credit for foreign taxes imposed on our dividends. Finally, foreign tax credits may not be allowed in respect of arrangements in which the Holder’s expected economic return, after non-U.S. taxes, is insubstantial. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances, and accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

Upon a sale or other disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in those shares or ADSs. In general, subject to the passive foreign investment company rules discussed below, that gain or loss will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. As further discussed below, certain U.S. Holders, including individuals, are eligible for various preferential rates of U.S. federal income tax in respect of net long-term capital gain. Under U.S. federal tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of common stock or ADSs generally will be treated as U.S. source income or loss for foreign U.S. tax credit purposes.

Passive Foreign Investment Companies

We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and we intend to continue our operations in such a manner that we do not expect that we would become a PFIC in the future. However, there can be no assurance in this regard because, the PFIC determination is made annually and is based on the portion of our assets (including goodwill) or the portion of our income that is characterized as passive under the PFIC rules. If we become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its shares of common stock or ADSs, any gain realized on a sale or other disposition of shares of common stock or ADSs and certain “excess distributions” would be treated as realized ratably over the U.S. Holder’s holding period for the shares of common stock or ADSs; amounts allocated to prior years while we are a PFIC would be taxed at the highest tax rate in effect for each such year, and an additional interest charge would be added in respect of the tax attributable to each such year. In addition, a U.S. Holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income under recently enacted United States tax legislation as discussed below. If a mark-to-market election were made, a U.S. Holder would take into account each year the appreciation or depreciation in value of its shares of common stock or ADS, which would be treated as ordinary income or (subject to limitations) ordinary loss, as would gains or losses on actual dispositions of common stock or ADSs. Any U.S. Holder who owns shares of common stock or ADSs during any year that we are a PFIC would be required to file Internal Revenue Service Form 8621. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the shares of Common Stock or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

Recent United States Tax Law Changes Applicable to Individual

Recently enacted U.S. tax legislation (the “2003 Tax Act”) generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on certain items of income. For example, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15%(rather than the higher rates of tax generally applicable to items of ordinary income). Further, “qualified dividend income” received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the higher rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends paid on stock in United States corporations as well dividends paid on stock in foreign corporations if, among other things, (1) the stock of the foreign corporations is readily tradable on an established securities market in the United States, or (2) the foreign corporation is eligible for the benefits of a comprehensive income tax treaty with the United States, such qualifying treaties to be identified by the Secretary of the United States Treasury Department. The precise extent to which dividends paid on stock by foreign corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear, but it is anticipated that there will be administrative pronouncements concerning these provisions in the future. Holders are urged to consult their own tax advisors regarding the impact of the provisions of the 2003 Tax Act on their particular situations.

Backup withholding and information reporting

In general, information reporting requirements will apply to dividends on shares of common stock or ADSs paid to U.S. Holders in the United States or through certain U.S. related financial intermediaries and to the proceeds received upon the sale, exchange or redemption of shares of common stock or ADSs by U.S. Holders within the United States or through certain U.S. related financial intermediaries. Furthermore, backup withholding may apply to those amounts if a U.S. Holder fails to provide an accurate tax identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability.

F.     Dividends and paying agents

                              Not applicable

G.     Statement by experts

                                Not applicable

H.     Documents on display

Makita files annual report on Form 20-F and reports on Form 6-K with the SEC. You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 or by accessing the SEC’s home page (http://www.sec.gov)

I.     Subsidiary information

                                Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market Risk Exposure
 Makita is exposed to various market risks, including those related to changes in foreign exchange rates, interest rates, and the prices of marketable securities and investment securities. In order to hedge the risks of fluctuations in foreign exchange rates and interest rates, Makita uses derivative financial instruments. Makita does not hold or use derivative financial instruments for trading purposes. Although the use of derivative financial instruments exposes Makita to the risk of credit-related losses in the event of nonperformance by counterparties, Makita believes that its counterparties are creditworthy because they are required to have a credit rating of a specified level or above, and Makita does not expect credit-related losses, if any, to be significant.

Equity Price Risk
Makita classified investments of debt securities for current operations as marketable securities within current assets. Other investments are classified as investment securities as a part of investments and other assets in the consolidated balance sheets. Makita does not hold marketable securities and investment securities for trading purposes. The fair value of certain of the investments expose Makita to equity price risks. These investments are subject to changes in the market prices of the securities. The maturities and fair values of such marketable securities and investment securities at March 31, 2002 and 2003 were as follows:

	Yen (millions)				U.S. Dollars (thousands)

	2002		2003		2003

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

Due within one year	¥36,446	¥36,656	¥34,018	¥34,112	$288,289	$289,085
Due after one year through five years	5,974	5,839	8,104	8,207	68,678	69,551
Due after five years	230	228	3,092	3,175	26,203	26,906
Indefinite periods	1,400	1,405	1,437	1,415	12,178	11,992
Equity securities	11,559	14,446	10,365	11,626	87,839	98,525

	¥55,609	¥58,574	¥57,016	¥58,535	$483,187	$496,059

Foreign Exchange Risk
 Makita’s international operations and indebtedness denominated in foreign currencies expose Makita to the risk of fluctuation in foreign currency exchange rates. To manage this exposure, Makita enters into certain foreign exchange contracts with respect to a part of such international operations and indebtedness. The following table provides information about Makita’s major derivative financial instruments related to foreign currency transactions as of March 31, 2002, and March 31, 2003. Figures are translated into yen at the rates prevailing at March 31, 2002, and March 31, 2003, together with the relevant weighted average contractual exchange rates at March 31, 2003. All of the foreign exchange contracts listed in the following table have contractual maturities in fiscal 2002 and 2003.

	Yen (millions) (except average contractual rates)						U.S. Dollars (thousands)

	2002			2003			2003

	Contract amounts	Fair Value	Average contractual rates	Contract amounts	Fair Value	Average contractual rates	Contract amounts	Fair Value

Foreign currency contracts;
Assets
U.S.$/Yen	¥133	¥0	¥133.25	¥506	¥2	¥120.52	$4,288	$17
Euro/Yen	637	3	115.92	—	—	—	—	—
STG/Yen	95	0	189.53	68	2	193.76	576	17
Other	659	0	—	—	—	—	—	—

Total	¥1,524	¥3		¥574	¥4		$4,864	$34

Foreign currency contracts;
Liabilities
U.S.$/Yen	¥2,374	¥83	¥128.30	¥2,354	¥27	¥118.49	$19,949	$229
Euro/Yen	4,131	145	111.65	2,531	60	126.56	21,449	508
A$/Yen	33	2	66.40	247	5	70.58	2,094	42
Other	1,744	14	—	38	0	—	322	0

Total	¥8,282	¥244		¥5,170	¥92		$43,814	$780

Foreign currency swaps:
Assets
U.S.$/Yen	—	—	—	¥184	¥4	¥122.70	$1,559	$34

Total	¥—	¥—		¥184	¥4		$1,559	$34

Foreign currency swaps:
Liabilities
U.S.$/Yen	¥4,830	¥428	¥127.80	¥5,564	¥105	¥118.39	$47,153	$890
Euro/Yen	2,435	171	108.24	6,367	456	121.28	53,957	3,864
A$/Yen	—	—	—	992	21	70.85	8,407	178
CAN$/Yen	—	—	—	646	8	80.70	5,474	68
NZ$/Yen	—	—	—	428	4	65.77	3,627	34
SFr./Yen	139	18	69.49	164	12	82.00	1,390	102

Total	¥7,404	¥617		¥14,161	¥606		$120,008	$5,136

Options purchased to sell foreign currencies:
Assets
U.S.$/Yen	¥1,096	¥2	¥128.94	¥309	¥3	¥116.75	$2,618	$25
Euro/Yen	1,231	1	111.91	505	1	126.19	4,280	9
Other	133	0	—	366	15	—	3,102	127

Total	¥2,460	¥3		¥1,180	¥19		$10,000	$161

Options written to buy foreign currencies:
Liabilities
U.S.$/Yen	¥1,144	¥10	¥134.58	¥316	¥6	¥119.33	$2,678	$51
Euro/Yen	1,283	10	116.65	519	5	129.86	4,398	42
Other	140	3	—	147	0	—	1,246	0

Total	¥2,567	¥23		¥982	¥11		$8,322	$93

Interest Rate Risk
 Makita’s exposure to market risk due to changes in interest rates relates primarily to its debt obligations. The Company’s long-term debt bears fixed rates. Interest rate swaps may be entered into from time to time by Makita to hedge fair values of debt in accordance with Makita’s internal rules.
Regarding obligations as of March 31, 2003, the following tables present information translated into yen at the rate prevailing at the balance sheet date, together with the relevant weighted average contractual interest rates at March 31, 2003.

			Yen (millions)

			Fair Value, year ending March 31,
	Average
	Interest rates	Total	2004	2005	2006	2007	2008	Thereafter

Japanese yen Convertible bonds	1.5%	¥13,267	—	¥13,267	¥—	¥—	¥—	¥—
Foreign currency loans from bank	3.4%	2,779	2,779	—	—	—	—	—
Japanese yen loans from banks and insurance companies	3.4%	6,587	—	—	6,587	—	—	—
Japanese yen Capital lease	1.9%	375	113	90	87	41	13	31

Total		¥23,008	¥2,892	¥13,357	¥6,674	¥41	¥13	¥31

			U.S. Dollars (thousands)

			Fair Value, year ending March 31,
	Average
	Interest rates	Total	2004	2005	2006	2007	2008	Thereafter

Japanese yen Convertible bonds	1.5%	$112,433	$—	$112,433	$—	$—	$—	$—
Foreign currency loans from bank	3.4%	23,550	23,550	—	—	—	—	—
Japanese yen loans from banks and insurance companies	3.4%	55,822	—	—	55,822	—	—	—
Japanese yen Capital lease	1.9%	3,178	958	762	737	348	110	263

Total		$194,983	$24,508	$113,195	$56,559	$348	$110	$263

Item 12. Description of Securities Other than Equity Securities

                              Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

                              None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

                              None

Item 15. Control and Procedures

(a)  Within 90 days prior to the date of this report, Makita performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the SEC is recorded, processed, summarized and reported timely. The evaluation was performed under the supervision of Masahiko Goto, Makita’s chief executive officer, and Ken-ichiro Nakai, Makita’s principal financial and accounting officer. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Based on the foregoing, Mr. Goto and Mr. Nakai concluded that Makita’s disclosure controls and procedures were effective.

(b)  There have been no significant changes in Makita’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation described in the preceding paragraph. Therefore, no corrective actions were taken.

Item 16A. [Reserved]

Item 16B. Code of Ethics
 Makita has adopted a code of ethics that applies to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Item 16C. [Reserved]

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

The following financial statements are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

1.1	The Articles of Incorporation, as amended and effective as of June 27, 2003 (English translation)

2.1	Share Handling Regulation, as amended and effective as of June 27, 2003 (English translation)

11.1	Code of Ethics

99.1	906 Certification

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAKITA CORPORATION

	By:	/s/ Masahiko Goto
	Name:	Masahiko Goto
	Title:	President and Representative Director
Date: August 8, 2003

CERTIFICATION

I, Masahiko Goto, President and Representative Director of Makita Corporation, certify that:

1.	I have reviewed this annual report on Form 20-F of Makita Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 8, 2003

MAKITA CORPORATION

	By:	/s/ Masahiko Goto

	Name:	Masahiko Goto
	Title:	President and Representative Director

CERTIFICATION

I, Ken-ichiro Nakai, Director, General Manager of Administration Headquarters of Makita Corporation, certify that:

1.	I have reviewed this annual report on Form 20-F of Makita Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 8, 2003

MAKITA CORPORATION

	By:	/s/ Ken-ichiro Nakai

	Name:	Ken-ichiro Nakai
	Title:	Director, General Manager of Administration Headquarters

Makita Corporation and Consolidated Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of March 31, 2002 and 2003	F-3 and F-4

Consolidated Statements of Income for the years ended March 31, 2001, 2002 and 2003	F-5

Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2001, 2002 and 2003	F-6

Consolidated Statements of Cash Flows for the years ended March 31, 2001, 2002 and 2003	F-7 and F-8

Notes to Consolidated Financial Statements	F-9 to F-35

(Financial Statements of 50% or less owned persons accounted for by the equity method have been omitted because they are not applicable.)

Schedules:

II. Valuation and Qualifying Accounts and Reserves for the years ended March 31, 2001, 2002 and 2003	F-36

(All schedules not listed above have been omitted because they are not applicable, or are not required, or the information has been otherwise supplied in the consolidated financial statements.)

Independent Auditors’ Report

To the Shareholders and the Board of Directors
of Makita Corporation:

We have audited the consolidated financial statements of Makita Corporation (a Japanese corporation) and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for certain incentive payments made to vendors on a retroactive basis as required by Emerging Issues Task Force Issue No. 01-09. Also as discussed in Note 3, the Company changed its method of accounting for derivative instruments and hedging activities effective April 1, 2001.

The accompanying consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 2 to the consolidated financial statements.

/s/ KPMG

Tokyo, Japan
April 24, 2003

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2002 AND 2003

A S S E T S

	Yen		U.S. Dollars
	(millions)		(thousands)

	2002	2003	2003

CURRENT ASSETS:
Cash and cash equivalents	¥15,730	¥20,370	$172,627
Time deposits	4,572	4,520	38,305
Marketable securities	43,091	39,193	332,144
Trade receivables-
Notes	2,453	2,122	17,983
Accounts	35,680	34,630	293,475
Less- Allowance for doubtful receivables	(1,519)	(1,456)	(12,339)
Inventories	69,507	62,606	530,559
Deferred income taxes	4,197	3,515	29,788
Prepaid expenses and other current assets	7,706	8,065	68,348

Total current assets	181,417	173,565	1,470,890

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land	21,907	21,497	182,178
Buildings and improvements	69,205	66,738	565,576
Machinery and equipment	83,720	78,221	662,890
Construction in progress	—	2,165	18,347

	174,832	168,621	1,428,991
Less- Accumulated depreciation	(99,022)	(100,823)	(854,432)

	75,810	67,798	574,559

INVESTMENTS AND OTHER ASSETS:
Investment securities	15,483	19,342	163,915
Deferred income taxes	4,724	10,386	88,017

Other assets	7,704	7,509	63,636
	27,911	37,237	315,568

	¥285,138	¥278,600	$2,361,017

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2002 AND 2003

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen		U.S. Dollars
	(millions)		(thousands)

	2002	2003	2003

CURRENT LIABILITIES:
Short-term borrowings	¥8,984	¥2,892	$24,508
Trade notes and accounts payable	14,681	13,956	118,271
Accrued payroll	6,568	7,162	60,695
Accrued expenses and other	3,173	3,535	29,958
Income taxes payable	3,043	3,858	32,695
Deferred income taxes	39	403	3,415

Total current liabilities	36,488	31,806	269,542

LONG-TERM LIABILITIES:
Long-term indebtedness	20,102	19,843	168,161
Club members’ deposits	16,628	14,207	120,398
Estimated retirement and termination allowances	19,050	27,778	235,407
Deferred income taxes	1,986	1,407	11,924

	57,766	63,235	535,890

MINORITY INTERESTS	945	1,159	9,822

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)	—	—	—

SHAREHOLDERS’ EQUITY:
Common stock,
Authorized - 292,000,000 shares in 2002 and 2003
Issued - 153,006,992 shares in 2002 and 2003	23,803	23,803	201,721
Additional paid-in capital	45,419	45,419	384,907
Legal reserve	5,669	5,669	48,042
Retained earnings	133,723	137,753	1,167,398
Accumulated other comprehensive income (loss)	(16,446)	(25,134)	(213,000)
Treasury stock, at cost: - 3,333,250 shares in 2002
7,039,116 shares in 2003	(2,229)	(5,110)	(43,305)

	189,939	182,400	1,545,763

	¥285,138	¥278,600	$2,361,017

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

	Yen			U.S. Dollars
	(millions)			(thousands)

	2001	2002	2003	2003

NET SALES	¥156,314	¥166,169	¥175,603	$1,488,161
Cost of sales	101,827	109,182	110,226	934,119

GROSS PROFIT	54,487	56,987	65,377	554,042
Selling, general and administrative expenses	47,394	51,114	52,909	448,381

OPERATING INCOME	7,093	5,873	12,468	105,661

OTHER INCOME (EXPENSES):
Interest and dividend income	1,453	848	786	6,661
Interest expense	(1,430)	(968)	(665)	(5,635)
Exchange gains (losses) on foreign currency transactions, net	(203)	273	(1,460)	(12,373)
Realized losses on securities, net	(661)	(2,740)	(2,590)	(21,949)
Other, net	392	117	753	6,381

Total	(449)	(2,470)	(3,176)	(26,915)

INCOME BEFORE INCOME TAXES	6,644	3,403	9,292	78,746

PROVISION FOR INCOME TAXES:
Current	5,547	4,027	2,294	19,441
Deferred	(1,036)	(757)	275	2,331

Total	4,511	3,270	2,569	21,772

NET INCOME	¥2,133	¥133	¥6,723	$56,974

	Yen			U.S. Dollars

PER SHARE OF COMMON STOCK AND AMERICAN DEPOSITARY SHARE:
Earnings per share (Notes 3(o) and 12):
Basic	¥13.6	¥0.9	¥45.3	$0.38
Diluted	13.6	0.9	44.2	0.37
Cash dividends for the year	19.0	18.0	18.0	0.15

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

	Yen			U.S. Dollars
	(millions)			(thousands)

	2001	2002	2003	2003

COMMON STOCK:
Beginning balance	¥24,053	¥23,803	¥23,803	$201,720
Purchase and retirement of common stock	(250)	—	—	—

Ending balance	¥23,803	¥23,803	¥23,803	$201,720

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	¥45,419	¥45,419	¥45,419	$384,907

Ending balance	¥45,419	¥45,419	¥45,419	$384,907

LEGAL RESERVE:
Beginning balance	¥5,220	¥5,525	¥5,669	$48,042
Transfer from retained earnings	305	144	—	—

Ending balance	¥5,525	¥5,669	¥5,669	$48,042

RETAINED EARNINGS:
Beginning balance	¥141,691	¥136,488	¥133,723	$1,133,246
Net income	2,133	133	6,723	56,974
Cash dividends	(2,994)	(2,754)	(2,693)	(22,822)
Transfer to legal reserve	(305)	(144)	—	—
Purchase and retirement of common stock	(4,037)	—	—	—

Ending balance	¥136,488	¥133,723	¥137,753	$1,167,398

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	¥(18,549)	¥(18,688)	¥(16,446)	$(139,373)
Other comprehensive income (loss) for the year	(139)	2,242	(8,688)	(73,627)

Ending balance	¥(18,688)	¥(16,446)	¥(25,134)	$(213,000)

TREASURY STOCK:
Beginning balance	¥—	¥—	¥(2,229)	$(18,890)
Purchases	—	(2,247)	(2,881)	(24,415)
Sales	—	18	—	—

Ending balance	—	¥(2,229)	¥(5,110)	$(43,305)

DISCLOSURE OF COMPREHENSIVE INCOME (LOSS):
Net income for the year	¥2,133	¥133	¥6,723	$56,975
Other comprehensive income (loss) for the year (Note 11)	(139)	2,242	(8,688)	(73,627)

Total comprehensive income (loss) for the year (Note 11)	¥1,994	¥2,375	¥(1,965)	$(16,652)

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

	Yen			U.S. Dollars
	(millions)			(thousands)

	2001	2002	2003	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥2,133	¥133	¥6,723	$56,975
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	9,167	9,754	9,740	82,542
Estimated retirement and termination allowances	1,312	246	290	2,458
Deferred income taxes	(1,036)	(757)	275	2,330
Realized losses on securities, net	661	2,740	2,590	21,949
Loss on disposals or sales of property, plant and equipment	1,944	339	1,330	11,271
Changes in assets and liabilities-
Trade receivables	3,089	(950)	647	5,483
Inventories	(9,283)	10,110	5,446	46,152
Payables and accrued expenses	(2,290)	(1,246)	343	2,907
Income taxes payable	987	(646)	33	280
Other, net	(539)	473	(276)	(2,339)

Net cash provided by operating activities	6,145	20,196	27,141	230,008

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(8,366)	(5,958)	(5,691)	(48,229)
Purchases of marketable and investment securities	(9,253)	(16,973)	(28,056)	(237,763)
Proceeds from sales and maturities of marketable and investment securities	15,562	18,497	24,061	203,907
Proceeds from sales of property, plant and equipment	1,201	534	488	4,136
Decrease (increase) in time deposits	1,970	4,122	(541)	(4,585)
Decrease (increase) in other assets, net	(202)	(1,373)	80	678

Net cash provided by (used in) investing activities	912	(1,151)	(9,659)	(81,856)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings, net	5,569	(7,058)	(4,254)	(36,051)
Redemption of bonds	(4,000)	(128)	(1,610)	(13,644)
Repayment of long-term indebtedness	—	(3,727)	(25)	(212)
Repayment of club members’ deposits	(326)	(422)	(1,918)	(16,254)
Purchases of common stock, net	(4,287)	(2,229)	(2,881)	(24,415)
Cash dividends paid	(2,994)	(2,754)	(2,693)	(22,822)

Net cash used in financing activities	(6,038)	(16,318)	(13,381)	(113,398)

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

	Yen			U.S. Dollars
	(millions)			(thousands)

	2001	2002	2003	2003

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	¥1,013	¥(985)	¥539	$4,568

NET CHANGE IN CASH AND CASH EQUIVALENTS	2,032	1,742	4,640	39,322
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,956	13,988	15,730	133,305

CASH AND CASH EQUIVALENTS, END OF YEAR	¥13,988	¥15,730	¥20,370	$172,627

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for-
Interest	¥1,445	¥970	¥672	$5,695
Income taxes	4,560	4,673	2,262	19,169
Noncash investing and financing activities-
Capital lease obligations incurred	192	—	—	—

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

Makita Corporation (“the Company”) is a top manufacturer of portable electric power tools and a recognized leader globally. The Company and its consolidated subsidiaries’ main products include circular saws, jig saws, planers, drills, hammers, grinders and sanders. The Company and its consolidated subsidiaries also manufacture and sell stationary woodworking machines and pneumatic tools as well as garden tools and products for indoor household use.

Domestic sales are made by the Company, while overseas sales are made under the Makita brand name, almost entirely through sales subsidiaries and distributors. Approximately 77.9% of consolidated net sales for the year ended March 31, 2003 were generated from customers outside Japan, with 26.0% from North America, 32.8% from Europe and 19.1% from other areas.

The Company and its consolidated subsidiaries’ manufacturing operations are conducted primarily at two plants in Japan and seven plants overseas, located in the United States, Germany, the United Kingdom, Brazil, China and Canada.

2.	BASIS OF PRESENTING FINANCIAL STATEMENTS

Foreign subsidiaries translate their financial statements into Japanese yen from each of their functional currencies. The accounts and the financial statements of the Company and domestic subsidiaries are maintained and reported in their functional currency, the Japanese yen.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect all necessary adjustments, not recorded in the Company and its consolidated subsidiaries’ books, to present them in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Solely for the convenience of the reader, the accompanying consolidated financial statement amounts for the year ended March 31, 2003 are also presented in U.S. dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥118 to US$1 at March 31, 2003.

3.	SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Foreign Currency Translation

Under the provisions of the Statement of Financial Accounting Standards (“SFAS”) No.52 “Foreign Currency Translation”, assets and liabilities are translated at the exchange rate in effect at each fiscal year-end and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in translating the financial statements of the overseas subsidiaries. The local currencies of the overseas subsidiaries are regarded as their functional currencies. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in shareholders’ equity.

Transaction gains and losses are recognized in earnings in the period incurred.

(c)	Cash equivalents

For purposes of the consolidated balance sheets and the consolidated statements of cash flows, the Company considers highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

(d)	Marketable and Investment Securities

The Company conforms with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities”. All marketable securities and investment securities have been categorized as available-for-sale securities or held-to-maturity securities. As a matter of policy, the Company does not engage in trading activities. Except for non-marketable equity securities, available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes. However, the Company and its consolidated subsidiaries recognize holding losses as realized in respect of available-for-sale securities for which the market value is below the carrying value when management determines that the decline is other than temporary through review of the investee’s financial condition and operating performance as well as general market conditions and duration of the decline.

Non-marketable equity securities are carried at cost. Held-to-maturity securities are reported at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

The Company and its consolidated subsidiaries classify in current assets marketable securities which are available for current operations. Other investments are classified as investment securities as a part of non-current investments and other assets in the consolidated balance sheets.

(e)	Allowance for Doubtful Receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the Companies’ past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(f)	Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(g)	Property,Plant and Equipment and Depreciation

Depreciation of property, plant and equipment is computed by using the declining-balance method over the estimated useful lives. The depreciation period generally ranges from 10 years to 50 years for buildings and from 3 years to 10 years for machinery and equipment. Effective rates of depreciation for the years ended March 31, 2001, 2002 and 2003 are summarized below:

	2001	2002	2003

Buildings and improvements	6.7%	8.8%	11.9%
Machinery and equipment	28.0%	28.1%	28.3%

Certain leased buildings and improvements and machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2002 and 2003 was as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)

	2002	2003	2003

Aggregate cost	¥1,139	¥946	$8,017
Accumulated depreciation	636	606	5,136

Expenditures for ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in earnings.

(h)	Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other intangible Assets.”

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS No. 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead requires that an annual review for impairment be performed. The Company fully adopted the provisions of SFAS No. 141 and SFAS No. 142 on April 1, 2002. The adoption of SFAS No. 141 and SFAS No. 142 did not have any material effect on consolidated financial statements.

(i)	Research and Development and Advertising Costs

Research and development costs included in selling, general and administrative expenses on the consolidated statements of income are expensed as incurred and totaled ¥3,435 million, ¥3,746 million and ¥ 3,856 million ($ 32,678 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

Advertising costs are also expensed as incurred and totaled ¥3,164 million, ¥3,738 million and ¥3,616 million ($30,644 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

(j)	Shipping and Handling Costs

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses on the consolidated statements of income. Shipping and handling costs were ¥3,730 million, ¥4,759 million and ¥4,003 million ($33,924 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

(k)	Income Taxes

The Company conforms with SFAS No.109, “Accounting for Income Taxes,” which requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l)	Product Warranties

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses and cost of sales. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(m)	Pension Plans

The Company conforms with SFAS No.87, “Employers’ Accounting for Pensions,” in accounting for retirement and termination benefit plans. Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets and assessment of current plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available consistent with the maturity of the pension benefits.

(n)	Accounting for Stock Splits

The Commercial Code of Japan (“the Code”) permits Japanese companies, upon approval of the Board of Directors, to make a share distribution to existing shareholders in the form of a stock split. The Code requires no accounting recognition for such share distribution to existing shareholders in the form of a stock split.

U.S. GAAP requires most such stock splits to be accounted for as stock dividends by reducing retained earnings by an amount equal to the market value of the shares issued. Had such prior stock splits been accounted for in this manner, additional paid-in capital as of March 31, 2003 would have been increased by approximately ¥115,072 million ($975,186 thousand) with a corresponding decrease in retained earnings. Total shareholders’ equity would have remained unchanged.

(o)	Earnings Per Share

The Company conforms with SFAS No.128, “Earnings per Share,” which establishes standards for computing and presenting earnings per share. SFAS No.128 also requires dual presentation of basic and diluted earnings per share on the face of the consolidated statements of income for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic and diluted earnings per share computation (see Note 12).

Basic earnings per share has been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflects the potential dilution and has been computed on the basis that all convertible bonds were converted at the beginning of the year or at the time of issuance unless they were antidilutive.

(p)	Impairment of Long-Lived Assets

In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use or to be disposed of. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles having finite useful lives to be held and used by an entity be reviewed for impairment, based on the undiscounted cash flows expected to be generated therefrom, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 also requires that any such impaired assets and other long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The adoption of SFAS No. 144 on April 1, 2002 did not have a material effect on the Company’s consolidated results of operations and financial position.

(q)	Derivative Financial Instruments

The Company conforms to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133.” Both statements require the Company and its consolidated subsidiaries to recognize all derivative instruments as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair values. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and on the type of hedging relationship.

The Company and its consolidated subsidiaries use various derivative instruments to manage interest rate and currency exchange rate risk for the purpose of fair value hedge. To qualify for hedge accounting in accordance with SFAS No. 133, the Company and its consolidated subsidiaries require that the derivative instruments are effective in reducing the risk exposure that they are designated to hedge. The Company and its consolidated subsidiaries formally designate and document the derivative instruments as a hedge of specific underlying exposures, as well as the risk management objectives and strategies for undertaking the hedge transactions. Derivative instruments that meet established accounting criteria are formally designated as hedges at the inception of the contract. These criteria demonstrate that the derivative instruments are expected to be highly effective at offsetting changes in fair value of the underlying exposure both at the inception of the hedging relationship and on an ongoing basis.

Changes in the fair value of a derivative instrument that is designated as a fair value hedge and highly effective, along with offsetting changes in fair value of the underlying hedged exposure, are recorded in earnings.

When the underlying hedged item ceases to exist, all changes in the fair value of the derivative instrument are recognized in earnings until the derivative instrument matures. When the underlying transaction ceases to exist, a hedged asset or liability is no longer adjusted for changes in its fair value.

Any changes in the fair value of derivative instruments that are not designated as hedges, as well as changes in the value of derivatives that do not offset the underlying hedged item throughout the designated hedge period (collectively “ineffectiveness”), are immediately recognized in earnings.

Prior to the adoption of SFAS No. 133 and No. 138 on April 1, 2001, net interest receivables or payables arising from the interest rate swaps, which were used as a means of managing interest rate exposures, were accrued over the contracted periods, and changes in fair values of the interest rate swaps were not reflected in the consolidated financial statements. Gains and losses arising from forward exchange contracts, currency swaps and currency options, which were used as a means of hedge against foreign currency exposure on assets and liabilities denominated in foreign currencies, were recognized based on changes in foreign currency exchange rates, and were offset by foreign exchange gains or losses on the assets and liabilities hedged. The cumulative effect on net income of adopting SFAS No. 133 and SFAS No. 138, net of related income taxes, was not material.

(r)	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has identified the following areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, determination of the allowance for doubtful receivables, impairment on long-lived assets, realizability of deferred tax assets, the determination of unrealized losses on securities of which the decline in market value is considered to be other than temporary, the actuarial assumptions on retirement and termination benefit plans and the determination of fair value of derivative instruments.

(s)	Revenue Recognition

The Company and its consolidated subsidiaries recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss has passed to the customers, the sales price is fixed or determinable and collectibility is reasonably assured, which typically occurs when products are received by customers.

Effective April 1, 2002, Makita adopted Emerging Issues Task Force (EITF) Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products (“EITF 01-9”), issued by the EITF in November 2001. The Company’s adoption of EITF 01-9 resulted in a change in the method of accounting for certain incentive offerings. Previously, marketing incentive payments and other similar payments were accounted for within selling, general and administrative expenses or non-operating expenses. As a result of this change, net sales and operating income for the year ended March 31, 2003 were less than they would have been under the previous accounting treatment by ¥4,965 million and ¥865 million, respectively. The Company has reclassified prior fiscal years amounts to conform to the new accounting method which reduced net sales by ¥3,866 million and ¥4,360 million and operating income by ¥748 million and ¥742 million in 2001 and 2002, respectively. However, the change in accounting does not affect income before income taxes or net income.

(t)	Operating Segment Information

The Company conforms to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which requires disclosure of financial and descriptive information about the Company’s reportable operating segments.

(u)	New Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “ Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that a liability for an asset retirement obligation be recognized at the fair value. The Company has adopted SFAS No. 143 on April 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company’s consolidated results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances, they may change accounting practice. The Company has adopted the provision related to rescission of FASB No. 4 on April 1, 2003. The adoption of SFAS No. 145 did not have a material effect on the Company’s consolidated results of operations and financial position.

In December 2002, the FASB issued SFAS No. 148, “ Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not have any stock-based employee compensation arrangements as of March 31, 2003.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, provisions which relate to forward purchases or sales or when-issued securities or other securities that do not exist yet, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Adoption of SFAS No. 149 is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51.” FIN No. 46 provides guidance on the consolidation of certain entities that do not have sufficient equity to cover expected losses of certain entities in which equity holders lack adequate decision-making ability. Such entities are referred to as variable interest entities (“VIEs”), and FIN No. 46 requires a company to consolidate VIEs if the company has interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. FIN No. 46 is currently effective for VIEs created after January 31, 2003, and for VIEs created before February 1, 2003 in fiscal periods beginning after June 15, 2003. The Company has invested in bonds issued by an unrelated VIE. However, such investment is an insignificant variable interest in the VIE and the adoption of FIN No. 46 will have no material effect on the Company’s consolidated financial statements.

In November 2002, EITF reached a consensus on Issue No. 00-21,“Accounting for Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 provides guidance on when and how to separate elements of an arrangement that may involve the delivery of performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. The Company will adopt EITF No. 00-21 on July 1, 2003. The adoption of EITF No. 00-21 is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

(v)	Reclassifications

Certain other reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2003. In this regard, certain gains and losses on sale and disposal property, plant and equipment, which were previously classified in other income (expenses), are classified in selling, general and administrative expenses in the fiscal year ended March 31, 2003. As a result of the reclassification, operating income for the year ended March 31, 2001 and 2002 decreased by ¥1,944 million and ¥339 million, respectively.

4.	INVENTORIES

Inventories as of March 31, 2002 and 2003 comprised the following:

	Yen		U.S. Dollars
	(millions)		(thousands)

	2002	2003	2003

Finished goods	¥59,796	¥53,068	$449,729
Work in process	2,030	1,794	15,203
Raw materials and parts	7,681	7,744	65,627

	¥69,507	¥62,606	$530,559

5.	MARKETABLE SECURITIES AND INVESTMENT SECURITIES

Marketable securities and investment securities consisted of available-for-sale securities as of March 31, 2002 and available-for-sale securities and held-to-maturity securities as of March 31, 2003.

The cost, gross unrealized holding gains and losses and fair value for such securities by major security type as of March 31, 2002 and 2003 were as follows:

	Yen (millions)

		Gross Unrealized
		Holding

As of March 31, 2002	Cost	Gains	Losses	Fair value

Available-for-sale:
Marketable securities:
Japanese and foreign governmental debt securities	¥201	¥20	¥—	¥221
Corporate and bank debt securities	6,111	19	166	5,964
Funds in trusts	1,123	1	—	1,124
Investments in trusts	33,255	203	4	33,454
Marketable equity securities	1,944	413	29	2,328

	¥42,634	¥656	¥199	¥43,091

Investment securities:
Corporate and bank debt securities	¥2,953	¥5	¥—	¥2,958
Investments in trusts	407	—	—	407
Marketable equity securities	9,038	2,669	166	11,541
Non-marketable equity securities (carried at cost)	577	—	—	577

	¥12,975	¥2,674	¥166	¥15,483

	Yen (millions)

		Gross Unrealized
		Holding

As of March 31, 2003	Cost	Gains	Losses	Fair value

Available-for-sale:
Marketable securities:
Japanese and foreign governmental debt securities	¥200	¥13	¥—	¥213
Corporate and bank debt securities	7,597	112	1	7,708
Funds in trusts	654	—	—	654
Investments in trusts	28,837	44	26	28,855
Marketable equity securities	1,582	259	78	1,763

	¥38,870	¥428	¥105	¥39,193

Investment securities:
Corporate and bank debt securities	¥2,954	¥52	¥—	¥3,006
Investments in trusts	922	64	—	986
Marketable equity securities	8,175	1,570	490	9,255
Non-marketable equity securities (carried at cost)	608	—	—	608

	¥12,659	¥1,686	¥490	¥13,855

Held-to-maturity:
Investment securities:
Japanese governmental debt securities	¥2,926	¥1	¥0	¥2,927
Japanese corporate debt securities	2,561	0	1	2,560

	¥5,487	¥1	¥1	¥5,487

	U.S. Dollars (thousands)

		Gross Unrealized
		Holding

As of March 31, 2003	Cost	Gains	Losses	Fair value

Available-for-sale:
Marketable securities:
Japanese and foreign governmental debt securities	$1,695	$110	$—	$1,805
Corporate and bank debt securities	64,382	949	9	65,322
Funds in trusts	5,542	—	—	5,542
Investments in trusts	244,381	373	220	244,534
Marketable equity securities	13,407	2,195	661	14,941

	$329,407	$3,627	$890	$332,144

Investment securities:
Corporate and bank debt securities	$25,034	$441	$—	$25,475
Investments in trusts	7,814	542	—	8,356
Marketable equity securities	69,280	13,305	4,153	78,432
Non-marketable equity securities (carried at cost)	5,152	—	—	5,152

	$107,280	$14,288	$4,153	$117,415

Held-to-maturity:
Investment securities:
Japanese governmental debt securities	$24,797	$8	$0	$24,805
Japanese corporate debt securities	21,703	0	8	21,695

	$46,500	$8	$8	$46,500

Funds in trusts represent short-term funds deposited with trust banks in individual accounts and managed by the Company. As of March 31, 2003, all funds consisted of bank deposits.

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by fund managers in the trust banks. As of March 31, 2003, each fund consisted of marketable equity securities and interest-bearing bonds.

Maturities of debt securities classified as available-for-sale or held-to-maturity as of March 31, 2003, regardless of their balance sheet classification, were as follows:

	Yen (millions)		U.S. Dollars (thousands)

	Cost	Fair value	Cost	Fair value

Due within one year	¥3,694	¥3,705	$31,305	$31,398
Due after one to five years	8,015	8,119	67,924	68,805
Due after five to ten years	1,507	1,581	12,771	13,398
Due after ten years	1,585	1,594	13,432	13,509
Indefinite periods	1,437	1,415	12,178	11,992

Debt securities which have indefinite periods shown above represent investments in perpetual subordinated bonds with issuer’s optional redemption rights. Fixed interest rates, 2.00 or 2.01 per cent per annum have been applied for the interest period to July 12 or 27, 2005, respectively, and 6 month LIBOR plus 2.25 per cent per annum will be applied for the interest period commencing on July 13 or 28, 2005, respectively, and thereafter in pursuance of the terms of the contract.

Gross realized gains on the sales of marketable securities and investment securities for the years ended March 31, 2001, 2002 and 2003 amounted to ¥713 million, ¥546 million and ¥337 million ($2,856 thousand), respectively, and gross realized losses, which include the gross realized losses to be considered as other than temporary, during the years ended March 31, 2001, 2002 and 2003 amounted to ¥1,374 million, ¥3,286 million and ¥2,927 million ($24,805 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on marketable securities and investment securities of which declines in market value are considered to be other than temporary were charged to income as realized losses on securities, amounting to ¥1,126 million, ¥2,970 million and ¥2,630 million ($22,288 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

Proceeds from the sales and maturities of available-for-sale securities were ¥15,562 million, ¥18,497 million and ¥24,061 million ($203,907 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

6.	INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)

	2001	2002	2003	2003

Income before income taxes:
Domestic	¥6,403	¥4,221	¥3,029	$25,670
Foreign	241	(818)	6,263	53,076

	¥6,644	¥3,403	¥9,292	$78,746

Provision for income taxes:
Current-
Domestic	¥4,465	¥2,729	¥2,433	$20,619
Foreign	1,082	1,298	(139)	(1,178)

	5,547	4,027	2,294	19,441

Deferred-
Domestic	(1,217)	(599)	687	5,822
Foreign	181	(158)	(412)	(3,492)

	(1,036)	(757)	275	2,330

Consolidated provision for income taxes	¥4,511	¥3,270	¥2,569	$21,771

Total income taxes were allocated as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)

	2001	2002	2003	2003

Provision for income taxes	¥4,511	¥3,270	¥2,569	$21,771
Shareholders’ equity:
Foreign currency translation adjustment	(269)	(619)	(627)	(5,314)
Net unrealized holding gains (losses) on available-for-sale securities	(2,376)	(949)	(599)	(5,076)
Minimum pension liability adjustment	(2,501)	(1,822)	(3,899)	(33,042)

	¥(635)	¥(120)	¥(2,556)	$21,661

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 9.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.4%.

Reconciliations of the combined statutory income tax rate to the effective income tax rates were as follows:

	Year ended March 31,

	2001	2002	2003

Combined statutory income tax rate in Japan	41.4%	41.4%	41.4%
Non-deductible expenses	1.4	2.2	1.0
Non-taxable dividends received	(1.1)	(1.6)	(0.3)
Change in valuation allowance	26.9	56.8	4.7
Advance pricing agreement	—	—	(18.2)
Effect on change in enacted tax rate	—	—	3.4
Tax sparing	(1.2)	(3.0)	(3.3)
Other, net	0.5	0.3	(1.1)

Effective income tax rate	67.9%	96.1%	27.6%

In 1997, Makita USA and the Parent Company entered into a bilateral advance pricing agreement (APA) negotiation with the Internal Revenue Service (IRS) and the National Tax Authority of Japan (NTA) to avoid double taxation resulting from transfer price adjustments. The APA covers fiscal years 1995 through 2001. In July 2002, the IRS and the NTA reached an agreement, which results in additional taxable income and reduced operating loss carryforwards in the U.S., and a reduction of taxable income and tax liability in Japan. Consequently the effects of the APA resulted in an overall decrease to income taxes in 2003.

According to the provisions of tax treaties which have been concluded between Japan and 19 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 19 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, in the manner as if no special exemption or reduction was provided. The Company applied tax sparing mainly to China. Consequently the effects of tax sparing caused the tax rate difference shown above.

As a result of the enactment of an amendment to the Japanese local tax law on March 31, 2003, the effective tax rate used for the calculation of deferred tax assets and liabilities has been reduced from 41.4% to 40.2% for years beginning after March 31, 2004. The effect of this tax rate change of ¥312 million ($2,644 thousand) was charged to income taxes in 2003.

Significant components of deferred income tax assets and liabilities as of March 31, 2002 and 2003 were as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)

	2002	2003	2003

Deferred income tax assets:
Investment securities	¥1,464	¥1,671	$14,161
Estimated retirement and termination allowances and other accrued expenses	1,866	1,906	16,153
Pension liability	5,174	8,810	74,661
Inventories	2,941	1,591	13,483
Fixed assets	1,885	2,726	23,102
Accrued payroll	1,496	1,653	14,008
Net operating loss carryforwards	5,872	2,952	25,017
Other	956	1,481	12,551

Total gross deferred tax assets	21,654	22,790	193,136
Valuation allowance	(9,050)	(6,694)	(56,729)

	¥12,604	¥16,096	$136,407

Deferred income tax liabilities:
Undistributed earnings of overseas subsidiaries	¥2,596	¥2,291	$19,415
Marketable securities	1,227	611	5,178
Inventories	1,667	1,014	8,593
Other	218	89	754

	¥5,708	¥4,005	$33,940

The net changes in the total valuation allowances for the years ended March 31, 2002 and 2003 were increases (decreases) of ¥2,258 million and (¥1,679) million ($14,229 thousand), respectively.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the benefits of these deductible differences, net of the existing valuation allowance will be realized. The amount of the deferred tax asset considered realizable, however, would be reduced if estimates of future taxable income during the carryforward period are reduced. The valuation allowance principally relates to the tax effects of net operating losses and depreciation recorded by certain subsidiaries.

As of March 31, 2003, certain subsidiaries have net operating loss carryforwards for income tax purposes of ¥7,981 million ($67,636 thousand) which were available to reduce future income taxes. The net operating losses will expire as follows:

	Yen	U.S. Dollars
	(millions)	(thousands)

Within 5 years	¥1,043	$8,839
6 to 20 years	5,115	43,348
Indefinite periods	1,823	15,449

	¥7,981	$67,636

7.	RETIREMENT AND TERMINATION BENEFIT PLANS

The Company and certain of its consolidated subsidiaries have various contributory and noncontributory employees benefit plans covering substantially all of the employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. A domestic contributory plan, which covers substantially all of the employees of the Company, includes the governmental welfare pension benefits (“substitutional portion”) that would otherwise be provided by the Japanese government in accordance with the Welfare Pension Insurance Law in Japan.

The amounts of lump-sum or pension payments under the plans are generally determined on the basis of length of service and remuneration at the time of termination or retirement. These contributory and non contributory plans are funded in conformity with governmental regulations which basically require an employer to contribute the unfunded benefit over 20 years. The plans’ assets are invested primarily in interest-bearing securities and marketable equity securities.

The net periodic benefit costs of the defined benefit plans for the years ended March 31, 2001, 2002 and 2003 consisted of the following components:

	Yen			U.S. Dollars
	(millions)			(thousands)

	2001	2002	2003	2003

Service cost-benefit earned during the year	¥1,970	¥1,983	¥2,211	$18,737
Interest cost on projected benefit obligation	1,321	1,386	1,302	11,034
Expected return on plan assets	(930)	(850)	(764)	(6,475)
Amortization of prior service cost	32	66	12	102
Recognized actuarial loss	138	340	584	4,949

Net periodic pension costs	¥2,531	¥2,925	¥3,345	$28,347

Weighted-average actuarial assumptions:
Discount rate	3.1%	2.6%	2.1%
Assumed rate of increase in future compensation levels	2.4%	2.3%	2.3%
Expected long-term rate of return on plan assets	3.5%	3.0%	2.5%

The domestic plan represents substantially the entire pension obligation as of March 31, 2003. The discount rate and expected long-term rate of return on plan assets assumed to determine the pension obligation for the Company relevant to the domestic plan were 3.0% and 3.5% for the year ended March 31, 2001, 2.5% and 3.0% for the year ended March 31, 2002 and 2.0% and 2.5% for the year ended March 31, 2003, respectively.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)

	2002	2003	2003

Change in benefit obligation:
Benefit obligation at beginning of year	¥43,881	¥50,651	$429,246
Service cost	1,983	2,211	18,737
Interest cost	1,386	1,302	11,034
Employees’ contributions	267	226	1,915
Amendments	1,161	(1,472)	(12,475)
Actuarial loss	2,900	6,392	54,169
Benefits paid	(1,017)	(1,185)	(10,042)
Foreign exchange impact	90	170	1,441

Benefit obligation at end of year	50,651	58,295	494,025

Change in plan assets:
Fair value of plan assets at beginning of year	27,433	27,895	236,398
Actual return on plan assets	(1,418)	(3,910)	(33,136)
Employer contributions	2,549	3,098	26,254
Employees’ contributions	267	226	1,915
Benefits paid	(945)	(1,104)	(9,356)
Foreign exchange impact	9	(4)	(33)

Fair value of plan assets at end of year	27,895	26,201	222,042

Funded status	(22,756)	(32,094)	(271,983)
Unrecognized net actuarial loss	16,882	27,455	232,669
Prior service cost not yet recognized in net periodic benefit cost	940	(507)	(4,296)
Unrecognized net transition obligation being recognized over 19 years	227	190	1,610

Net amount recognized	¥(4,707)	¥(4,956)	$(42,000)

Amounts recognized in the consolidated balance sheets consist of;
Accrued benefit liability	¥(18,412)	¥(26,929)	$(228,212)
Prepaid benefit expenses	40	58	492
Intangible assets included in other assets	1,167	—	—
Accumulated other comprehensive loss, gross of tax	12,498	21,915	185,720

Net amount recognized	¥(4,707)	¥(4,956)	$(42,000)

Accumulated benefit obligations of the defined benefit plans were ¥46,069 million and ¥53,072 million ($449,762 thousand) as of March 31, 2002 and 2003, respectively.

As a result of the changes in the discount rates used for the domestic plan in the years ended March 31, 2002 and 2003, the benefit obligation as of March 31, 2002 and 2003 was approximately ¥4,936 and ¥5,773 million ($48,924 thousand) more than it would have been using the previous discount rates of 3.0% and 2.5%, respectively.

Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥217 million, ¥252 million and ¥256 million ($2,169 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

As noted above, the domestic contributory plan is composed of a corporate defined benefit portion established by the Company and a substitutional portion based on benefits prescribed by the Japanese government (similar to social security benefits in the United States). The Company has been exempted from contributing to the Japanese Pension Insurance program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through a domestic contributory plan arrangement. The plan assets of the domestic contributory plan are invested and managed as a single portfolio for the entire domestic contributory plan and are not separately attributed to the substitutional and corporate portions. The substitutional portion represents approximately 30% of the total projected benefit obligation of the domestic contributory plan as of March 31, 2003. In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the domestic contributory plan to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer would be required to make periodic contributions to the Japanese Pension Insurance program, and the Japanese government would be responsible for all benefit payments. The corporate portion of the domestic contributory plan would continue to exist exclusively as a corporate defined benefit pension plan. In this regard, the Company has elected to transfer the substitutional portion of its domestic contributory plan to the government. The process of separating the substitutional portion from the corporate portion includes several phases. In January 2003, the Company received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its domestic contributory plan. The Company will account for the transfer in accordance with EITF 03-02 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. As specified in EITF 03-02, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with SFAS No.88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Accordingly, there has been no effect on the Company’s consolidated financial statements for the fiscal year ended March 31, 2003. The aggregate effect of this separation will be determined based on the Company’s pension benefit obligation as of the date the transfer is completed and the amount of plan assets required to be transferred.

8.	SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

Short-term borrowings, excluding current maturities of long-term indebtedness, amounting to ¥7,220 million and ¥2,779 million ($23,551 thousand) as of March 31, 2002 and 2003, respectively consisted primarily of bank and insurance company borrowings denominated in foreign currencies by overseas subsidiaries. As of March 31, 2002 and 2003, the weighted average interest rates on the borrowings were 2.9% and 3.4%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for the short-term borrowings amounting to ¥46,672 million and ¥26,332 million ($223,153 thousand) as of March 31, 2002 and 2003, respectively.

As of March 31, 2002 and 2003, long-term indebtedness consisted of the following:

	Yen		U.S. Dollars
	(millions)		(thousands)

	2002	2003	2003

1.6% unsecured convertible bonds, payable in yen, due 2003	¥1,610	¥—	$--
1.5% unsecured convertible bonds, payable in yen, due 2005	12,994	12,994	110,119
3.4% (weighted average rate) unsecured loans from banks and insurance companies in various foreign currencies, due 2002 through 2006	6,733	6,587	55,822
Capital lease obligations (see Note 3(g))	529	375	3,178

Total	21,866	19,956	169,119
Less- Current maturities included in short-term borrowings	(1,764)	(113)	(958)

	¥20,102	¥19,843	$168,161

In accordance with SFAS No. 133, changes in fair values of fixed rate long-term indebtedness amounting to ¥708 million and ¥587 million ($4,975 thousand) as of March 31, 2002 and 2003 respectively, which are effectively hedged by using derivative instruments, are reflected in the carrying value of the long-term indebtedness in the accompanying consolidated balance sheets.

The convertible bonds are currently convertible into common stock at the option of the holders at conversion price as follows:

Conversion Price
(Yen)

1.5% convertible bonds	2,259.90

The conversion price is subject to adjustment for stock splits and for shares issued at less than market value. The outstanding convertible bonds are redeemable at the option of the Company on or after April 1, 2003 at prices ranging from 101.0% to 100.0% of the principal amount under certain conditions as provided in the agreements.

If all outstanding bonds were converted as of March 31, 2003, 5,749,811 shares of common stock would be issuable.

The aggregate annual maturities of long-term indebtedness, excluding SFAS No. 133 fair value adjustments, subsequent to March 31, 2003 are as summarized below:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)

2004	¥113	$958
2005	13,084	110,881
2006	6,087	51,585
2007	41	347
2008	13	110
2009 and thereafter	31	263

	¥19,369	$164,144

9.	CLUB MEMBERS’ DEPOSITS

The Company owns and operates a golf club in Japan and solicited golf club members and received noninterest-bearing deposits. All golf club members are required to maintain such deposits for at least a 10-year term, but they are refundable if and when members would terminate their memberships. Accordingly, such deposits are recorded as club members’ deposits in long-term liabilities in the accompanying consolidated balance sheets.

10.	SHAREHOLDERS’ EQUITY

The Commercial Code of Japan (“the Code”) provides that an amount equal to at least 10% of cash dividends paid and other cash distributions from retained earnings with respect to each fiscal year be transferred to the legal reserve until the aggregated amount of additional paid-in capital and the legal reserve equals 25% of the stated common stock amount. Under the condition that the aggregate amount of additional paid-in capital and legal reserve remains at least equal to 25% of the common stock amount, the excess portion is available for distribution or release for certain other purposes by the resolution of the annual general shareholders’ meeting.

In addition, the Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company may divide the principal amount of bonds converted into common stock equally into common stock and additional paid-in capital by resolution of the Board of Directors.

The Code allows the Company to purchase treasury stock for any reason at any time by the resolution of the Board of Directors up to the limitation approved by the shareholders. On June 27, 2002. The shareholders of the Company approved to purchase of the outstanding shares of the Company up to a maximum of 4.0 million shares and ¥4,000 million($33,898 thousand). On November 19, 2002, the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 1.5 million shares and ¥1,500 million($12,712 thousand). In connection therewith, the Company had purchased such shares totaling 1.4 million shares at a cost of ¥993 million ($8,415 thousand). On December 16, 2002, the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 2.3 million shares and ¥1,867 million ($15,822 thousand). In connection therewith, the Company had purchased such shares totaling 2 million shares at a cost of ¥1,631 million ($13,822 thousand). In addition, the Company had purchased 0.3 million odd shares at a cost of ¥257 million ($2,178 thousand) during the year ended March 31, 2003. As a result, the Company purchased 3.7 million shares at a cost of ¥2,881 million ($24,415 thousand) during the year ended March 31,2003.

Prior to October 1, 2001, the Code allowed a company to retire a portion of its outstanding shares upon approval of the shareholders at the annual general shareholders’ meeting or of the Board of Directors if stipulated in the Articles of Incorporation. On June 26, 1998, the Company’s annual general shareholders’ meeting passed a resolution to enable the Company to purchase and retire outstanding shares and to approve the retirement of the outstanding shares up to a maximum of 16.0 million shares. In accordance with the resolution, the Company repurchased 5.0 million shares amounting to ¥4,287 million for the year ended March 31, 2001. On November 2, 2001, the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 4.0 million shares and ¥3,500 million. In connection therewith, the Company purchased such shares totaling 3.3 million shares at a cost of ¥2,204 million for the year ended March 31, 2002.

The Code provides that cash dividends may be approved semiannually by the resolution of the annual general shareholders’ meeting after the end of each fiscal year or by the declaration of the Board of Directors after the end of each interim semi-annual period. Such dividends are payable to shareholders of record at the end of each fiscal year or semi-annual period. In accordance with the Code, the resolution or declaration of these dividends and the related appropriations of retained earnings have not been reflected in the consolidated financial statements at the end of such fiscal years or interim six-month periods. The amount of retained earnings legally available under the Code for distribution is that recorded in the Company’s non-consolidated books and equaled ¥107,687 million ($912,602 thousand) as of March 31, 2003. The Board of Directors has declared a cash dividend (¥9 per share) totaling ¥1,313 million ($11,127 thousand) to be paid to the shareholders of record on March 31, 2003. As the dividend is subject to approval at the next annual general shareholders’ meeting to be held on June 27, 2003, it has not been reflected in the accompanying consolidated financial statements at March 31, 2003.

11.	OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of March 31, 2001, 2002, 2003 was as follows

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):

	Yen			U.S.Dollars
	(millions)			(thousands)

Foreign currency translation adjustments:	2001	2002	2003	2003

Beginning balance	¥(23,634)	¥(16,870)	¥(10,699)	$(90,670)
Adjustment for the year	6,764	6,171	(2,323)	(19,686)

Ending balance	¥(16,870)	¥(10,699)	¥(13,022)	(110,356)

Net unrealized holding gains on securities
Available-for-sale:
Beginning balance	¥6,037	¥2,674	¥1,325	$11,229
Adjustment for the year	(3,363)	(1,349)	(847)	(7,178)

Ending balance	¥2,674	¥1,325	¥478	4,051

Minimum pension liability adjustment:
Beginning balance	¥(952)	¥(4,492)	¥(7,072)	$(59,932)
Adjustment for the year	(3,540)	(2,580)	(5,518)	(46,763)

Ending balance	¥(4,492)	¥(7,072)	¥(12,590)	(106,695)

Total accumulated comprehensive income (loss)
Beginning balance	¥(18,549)	¥(18,688)	¥(16,446)	$(139,373)
Adjustment for the year	(139)	2,242	(8,688)	(73,627)

Ending balance	¥(18,688)	¥(16,446)	¥(25,134)	(213,000)

     Tax effects allocated to each component of other comprehensive income (loss) are as follows:

	Yen (millions)

		Tax benefit	Net of tax
	Pretax amount	(expense)	amount

As of March 31, 2001
Foreign currency translation adjustment	¥6,495	¥269	¥6,764
Unrealized gain (loss) on securities:
Unrealized holding gains (losses) arising during the year	(6,400)	2,650	(3,750)
Less- Reclassification adjustment for (gains) losses realized in net income	661	(274)	387

Net unrealized gains (losses)	(5,739)	2,376	(3,363)
Minimum pension liability adjustment	(6,041)	2,501	(3,540)

Other comprehensive income (loss)	¥(5,285)	¥5,146	¥(139)

	Yen (millions)

		Tax benefit	Net of tax
	Pretax amount	(expense)	amount

As of March 31, 2002
Foreign currency translation adjustment	¥5,552	¥619	¥6,171
Unrealized gain (loss) on securities:
Unrealized holding gains (losses) arising during the year	(5,038)	2,083	(2,955)
Less- Reclassification adjustment for (gains) losses realized in net income	2,740	(1,134)	1,606

Net unrealized gains (losses)	(2,298)	949	(1,349)
Minimum pension liability adjustment	(4,402)	1,822	(2,580)

Other comprehensive income (loss)	¥(1,148)	¥3,390	¥2,242

	Yen (millions)

		Tax benefit	Net of tax
	Pretax amount	(expense)	amount

As of March 31, 2003
Foreign currency translation adjustment	¥(2,950)	¥627	¥(2,323)
Unrealized gain (loss) on securities:
Unrealized holding gains (losses) arising during the year	(4,036)	1,671	(2,365)
Less- Reclassification adjustment for (gains) losses realized in net income	2,590	(1,072)	1,518

Net unrealized gains (losses)	(1,446)	599	(847)
Minimum pension liability adjustment	(9,417)	3,899	(5,518)

Other comprehensive income (loss)	¥(13,813)	¥5,125	¥(8,688)

	U.S. Dollars (thousands)

		Tax benefit	Net of tax
	Pretax amount	(expense)	amount

As of March 31, 2003
Foreign currency translation adjustment	$(25,000)	$5,314	$(19,686)
Unrealized gain (loss) on securities:
Unrealized holding gains (losses) arising during the year	(34,203)	14,161	(20,042)
Less- Reclassification adjustment for (gains) losses realized in net income	21,949	(9,085)	12,864

Net unrealized gains (losses)	(12,254)	5,076	(7,178)
Minimum pension liability adjustment	(79,805)	33,042	(46,763)

Other comprehensive income (loss)	$(117,059)	$43,432	$(73,627)

12.	EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)

	2001	2002	2003	2003

Net income available to common shareholders	¥2,133	¥133	¥6,723	$56,975
Effect of dilutive securities:
2.1% unsecured convertible bonds, due 2002	2	—	—	—
1.6% unsecured convertible bonds, due 2003	—	—	13	110
1.5% unsecured convertible bonds, due 2005	—	—	115	974

Diluted net income	¥2,135	¥133	¥6,851	$58,059

	Number of shares

Weighted average common shares outstanding	156,630,908	151,776,242	148,444,219
Dilutive effect of:
2.1% unsecured convertible bonds, due 2002	121,812	—	—
1.6% unsecured convertible bonds, due 2003	—	—	828,134
1.5% unsecured convertible bonds, due 2005	—	—	5,749,811

Weighted average diluted common shares outstanding	156,752,720	151,776,242	155,022,164

	Yen			U.S. Dollars

Earnings per share:
Basic	¥13.6	¥0.9	¥45.3	$0.38
Diluted	13.6	0.9	44.2	0.37

2.1% unsecured convertible bonds were redeemed in February 2002, and 1.6% unsecured convertible bonds were redeemed in February 2003. The 1.5% and 1.6% bonds were antidilutive in 2001 and all bonds were antidilutive in 2002.

13.	COMMITMENTS AND CONTINGENT LIABILITIES

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.” FIN No. 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The Company adopted FIN No. 45 in fiscal year 2003.

The Company was contingently liable for guarantees of housing loans to employees totaling ¥33 million ($280 thousand) as of March 31, 2003.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

The Company and its consolidated subsidiaries made rental payments of ¥1,620 million, ¥1,770 million and ¥1,737 million ($14,720 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2001, 2002 and 2003, respectively. The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2003 were as follows:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)

2004	¥613	$5,195
2005	506	4,288
2006	384	3,254
2007	277	2,347
2008	207	1,754
2009 and thereafter	473	4,009

	¥2,460	$20,847

The company and its consolidated subsidiaries issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. Change in accrued product warranty cost for the year ended March 31, 2003 is summarized as follows:

	Yen	U.S. Dollars
	(millions)	(thousands)

Balance at beginning of year	¥674	$5,712
Addition	467	3,958
Utilization	(439)	(3,720)
Foreign exchange impact	(9)	(77)

Balance at end of year	¥693	$5,873

14.	DERIVATIVES AND HEDGING ACTIVITIES

(a)	Risk management policy

The Company and its consolidated subsidiaries are exposed to market risks, such as changes in currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts, currency swaps, currency options and interest rate swaps utilized by the Company and certain of its consolidated subsidiaries to reduce these risks. The Company and its consolidated subsidiaries do not use derivative instruments for trading or speculation purpose.

The Company and its consolidated subsidiaries are also exposed to risk of credit-related losses in the event of nonperformance by counter parties to the financial instrument contracts, while it is not expected that any counter parties will fail to meet their obligations, because most of the counter parties are internationally recognized financial institutions whom management deems to be creditworthy and contracts are diversified into a number of major financial institutions.

(b)	Foreign currency exchange rate risk management

The Company and its consolidated subsidiaries operate internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates, and enter into forward exchange contracts, currency swaps and currency options to hedge the foreign currency exposure.

These derivative instruments are principally intended to protect against foreign exchange exposure related to intercompany transfer of inventories and financing activities. The fair value of these derivative instruments as of March 31, 2002 and 2003 were recorded as ¥6 million and ¥27 million ($229 thousand) in assets and ¥884 million and ¥709 million ($6,008 thousand) in liabilities, respectively and changes in the fair values as of March 31, 2002 and 2003 amounted to ¥421 million and ¥196 million ($1,661 thousand), respectively were recorded in earnings and classified in other income (expenses).

(c)	Interest rate risk management

The Company and its consolidated subsidiaries execute financing and investing activities through its financial subsidiary, Euro Makita Corporation B.V. (“EMC”). To manage the variability in the fair values of long-term indebtedness and investment securities caused by fluctuations in interest rates, EMC enters into interest rate swaps for the purpose of fair value hedge.

As of March 31, 2002 and 2003, EMC had interest rate swaps with a fair value of ¥708 million and ¥587 million ($4,975 thousand), respectively which have been designated as fair value hedges of underlying long-term indebtedness with fixed interest rates and recorded as current assets. Changes in fair values of both the hedging interest rate swaps and the underlying long-term indebtedness were recorded as equal and offsetting gains and losses in other income (expenses). There was no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended March 31, 2002 and 2003, as the critical terms of the interest rate swaps match the terms of the hedged long-term indebtedness.

As of March 31, 2002 and 2003, EMC also had interest rate swaps with a fair value of ¥38 million and ¥33 million ($280 thousand), respectively which have been designated as fair value hedges of underlying investment securities with fixed interest rates and recorded as current liabilities. As the interest rate swaps do not meet hedge accounting criteria, changes in fair value of the hedging interest rate swaps amounted to ¥ 38 million and ¥ 6 million ($51 thousand) were recorded in earnings and classified in other income (expenses) for the year ended March 31, 2002 and 2003, respectively.

15.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

(a)	Cash and Cash Equivalents, Trade Notes and Accounts Receivable, Short-term Borrowings, Trade Notes and Accounts Payable, and Other Accrued Expenses

The carrying amount approximates fair value because of the short or undefined maturities of those instruments.

(b)	Time Deposits

The fair value is estimated by discounting the future cash flows using the current rates that the Company and its consolidated subsidiaries would be offered for deposits with similar terms and remaining maturities.

(c)	Marketable Securities and Investment Securities

The fair value of marketable securities is estimated based on quoted market prices. For other investments for which there are no quoted market prices, amounted to ¥ 608 million ($5,153 thousand) a reasonable estimation of fair value could not be made without incurring excessive cost.

(d)	Long-term Indebtedness

The fair value of long-term indebtedness is based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.

(e)	Club Members’ Deposits

The fair value of club members’ deposits is based on the latest actual transaction price.

(f)	Interest Rate Swap Agreements

The fair values of interest rate swap agreements are based on the estimated amount that the Company and its consolidated subsidiaries would receive or pay to terminate the swap agreements.

(g)	Other Derivative Financial Instruments

The fair values of other derivative financial instruments, foreign currency contracts, currency swaps and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	Yen				U.S. Dollars
	(millions)				(thousands)

	2002		2003		2003

	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

Time deposits	¥4,572	¥4,604	¥4,520	¥4,550	$38,305	$38,559
Marketable securities	43,091	43,091	39,193	39,193	332,144	332,144
Investment securities	15,483	15,483	19,342	19,342	163,915	163,915
Long-term indebtedness	(20,102)	(20,232)	(19,843)	(20,116)	(168,161)	(170,475)
Club members’ deposits	(16,628)	(9,427)	(14,207)	(6,288)	(120,398)	(53,288)
Interest rate swap agreements:
Assets	708	708	587	587	4,975	4,975
Interest rate swap agreements:
Liabilities	(38)	(38)	(33)	(33)	(280)	(280)
Foreign currency contracts:
Assets	3	3	4	4	34	34
Foreign currency contracts:
Liabilities	(244)	(244)	(92)	(92)	(780)	(780)
Currency swaps:
Assets	—	—	4	4	34	34
Currency swaps:
Liabilities	(617)	(617)	(606)	(606)	(5,136)	(5,136)
Currency option contracts:
Assets	3	3	19	19	161	161
Currency option contracts:
Liabilities	(23)	(23)	(11)	(11)	(93)	(93)

(h)	Limitation

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

16.	OPERATING SEGMENT INFORMATION

The operating segments presented below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company’s senior management. The Company’s senior management utilizes various measurements to assess segment performance and allocate resources to the segments.

During the three years ended March 31, 2003, the Company’s operating structure included the following operating segments: Japan Group, North America Group, Europe Group, Southeast Asia Group, and Other Group.

Segment Products and Services
The Company and its consolidated subsidiaries are manufacturers and wholesalers of electric power tools and other tools. The operating segments derive substantially all their revenues from the sale of electric power tools and parts and repairs.

Year ended March 31, 2001

	Yen
	(millions)

		North		Southeast			Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated

Sales:
External customers	¥49,524	¥42,874	¥42,627	¥6,576	¥14,713	¥156,314	¥—	¥156,314
Intersegment	48,223	2,382	4,297	15,391	111	70,404	(70,404)	—

Total	¥97,747	¥45,256	¥46,924	¥21,967	¥14,824	¥226,718	¥(70,404)	¥156,314

Operating expenses	¥90,789	¥47,464	¥44,490	¥20,314	¥14,666	¥217,723	¥(68,502)	¥149,221
Operating income	6,958	(2,208)	2,434	1,653	158	8,995	(1,902)	7,093
Long-lived assets	56,866	8,556	7,056	7,466	1,526	81,470	(538)	80,932
Identifiable assets	242,085	54,692	53,218	23,862	14,312	388,169	(94,174)	293,995
Depreciation and amortization	5,780	1,584	976	709	177	9,226	(59)	9,167
Capital expenditures	4,847	1,627	882	1,071	178	8,605	(47)	8,558

Year ended March 31, 2002

	Yen
	(millions)

		North		Southeast			Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated

Sales:
External customers	¥46,029	¥48,826	¥48,738	¥6,659	¥15,917	¥166,169	¥—	¥166,169
Intersegment	44,065	1,584	4,071	16,524	91	66,335	(66,335)	—

Total	¥90,094	¥50,410	¥52,809	¥23,183	¥16,008	¥232,504	¥(66,335)	¥166,169

Operating expenses	¥83,458	¥54,150	¥50,682	¥21,043	¥15,927	¥225,260	¥(64,964)	¥160,926
Operating income	6,636	(3,740)	2,127	2,140	81	7,244	(1,371)	5,873
Long-lived assets	54,466	7,920	7,430	8,274	1,540	79,630	(625)	79,005
Identifiable assets	239,891	50,059	63,163	26,972	15,162	395,247	(110,109)	285,138
Depreciation and amortization	5,807	1,819	1,075	910	197	9,808	(54)	9,754
Capital expenditures	2,823	827	1,029	1,210	116	6,005	(47)	5,958

Year ended March 31, 2003

	Yen
	(millions)

		North		Southeast			Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated

Sales:
External customers	¥46,896	¥45,807	¥57,995	¥7,013	¥17,892	¥175,603	¥—	¥175,603
Intersegment	39,943	3,898	5,227	18,775	82	67,925	(67,925)	—

Total	¥86,839	¥49,705	¥63,222	¥25,788	¥17,974	¥243,528	¥(67,925)	¥175,603

Operating expenses	¥82,913	¥49,436	¥59,343	¥23,388	¥17,316	¥232,396	¥(69,261)	¥163,135
Operating income	3,926	269	3,879	2,400	658	11,132	1,336	12,468
Long-lived assets	49,082	5,969	7,633	7,130	1,186	71,000	(594)	70,406
Identifiable assets	233,165	37,757	67,454	27,424	14,514	380,314	(101,714)	278,600
Depreciation and amortization	6,014	1,571	1,125	932	149	9,791	(51)	9,740
Capital expenditures	3,160	394	1,287	754	149	5,744	(53)	5,691

Year ended March 31, 2003

	U.S. Dollars
	(thousands)

							Corporate
		North		Southeast			and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated

Sales:
External customers	$397,424	$388,195	$491,483	$59,432	$151,627	$1,488,161	$—	$1,488,161
Intersegment	338,500	33,034	44,297	159,110	695	575,636	(575,636)	—

Total	$735,924	$421,229	$535,780	$218,542	$152,322	$2,063,797	$(575,636)	$1,488,161

Operating expenses	$702,653	$418,949	$502,907	$198,203	$146,746	$1,969,458	$(586,958)	$1,382,500
Operating income	33,271	2,280	32,873	20,339	5,576	94,339	11,322	105,661
Long-lived assets	415,949	50,585	64,686	60,424	10,051	601,695	(5,034)	596,661
Identifiable assets	1,975,975	319,974	571,644	232,407	123,000	3,223,000	(861,983)	2,361,017
Depreciation and amortization	50,966	13,313	9,534	7,898	1,263	82,974	(432)	82,542
Capital expenditures	26,779	3,339	10,907	6,390	1,263	48,678	(449)	48,229

Long-lived assets shown above consist of property, plant and equipment, security deposits and other intangible assets and other.

Transfers between segments are made at estimated arm’s-length prices. No single external customer accounted for 10% or more of the Company and its consolidated subsidiaries’ revenues for each of the years ended March 31, 2001, 2002 and 2003.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE YEARS ENDED MARCH 31, 2001,2002 AND 2003

	Japanese Yen (millions)

Column A	Column B	Column C	Column D	Column E	Column F	Column G

		Additions

	Balance at	Charged to	Charged to	Deductions		Balance at
	beginning	costs and	other	from	Translation	end of
Descriptions	of year	expenses	Accounts	reserves(1)	adjustments	year

2001:
Allowance for doubtful receivables	1,168	100	—	(46)	141	1,363
Deferred tax assets valuation allowance	3,374	2,291	—	—	450	6,115

2002:
Allowance for doubtful receivables	1,363	139	—	(86)	103	1,519
Deferred tax assets valuation allowance	6,115	2,519	—	—	416	9,050

2003:
Allowance for doubtful receivables	1,519	113	—	(84)	(92)	1,456
Deferred tax assets valuation allowance	9,050	832	—	(2,621)	(567)	6,694

Note: (1) Charges for which reserves were created or reversed.