Form 20-F
period 2004-03-31
MAKITA CORP
filed 2004-07-30
CIK 202467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004
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

	Outstanding as of

	March 31, 2004	March 31, 2004
Title of Class	(Tokyo time)	(New York time)

Common Stock	148,006,992

American Depositary Shares, each representing one share of Common Stock		3,058,800

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

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. For example, “fiscal 2004” refer to the twelve-month period ended March 31, 2004. All other references to years refer to the applicable calendar year.

All information contained in this annual report is as of March 31, 2004 unless otherwise specified.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥104 = U.S.$1.00, the approximate exchange rate on the noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004. On July 15, 2004 the noon buying rate for yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥109.52 = $1.00.

As used herein, the “Company” refers to Makita Corporation, and “Makita” refers to Makita Corporation and its consolidated subsidiaries unless the context otherwise indicates.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains “forward-looking statements” that are based on current expectations, estimates, strategies and projections of the Company’s management in light of the information currently available to it. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and in its reports to shareholders, with respect to Makita’s current plans, estimates, strategies and beliefs and other statements that are not historical. Generally, the inclusion of the words “plan,” “strategy,” “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “may,” “might” and similar expressions identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections. All statements addressing operating performance, events, or developments that Makita expects or anticipates to occur in the future, including statements relating to sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements. Makita undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including but not limited to:

•	changes in economic conditions affecting the retail, housing and construction markets in different countries, particularly in Japan, the United States and Europe and, to a lesser extent, in Canada, Asia, Australia and the Middle East;
•	Makita’s ability to maintain mutually beneficial relationships with key distributors and to penetrate new channels of distribution;
•	circumstances relating to inventory adjustments or changes in purchasing patterns by major customers and their impact on Makita’s manufacturing volumes and inventory levels;

•	uncertainties surrounding market acceptance of the new products introduced in fiscal 2004 and scheduled for introduction in fiscal 2005, as well as the level of sales generated from these new products, in connection with Makita’s existing investments in productive capacity and commitments to fund its advertising and product promotions to introduce these new products;
•	Makita’s ability to develop and introduce new products at favorable margins;
•	adverse changes in currency exchange rates or raw material commodity prices, both in absolute terms and relative to competitors’ risk profiles;
•	increased competition in both Japanese market and worldwide;
•	changes in consumer preference or loyalties;
•	price reductions taken by Makita in response to customer and competitive pressures, as well as price reductions or promotional actions taken in order to drive demand, which may not result in anticipated sales levels;
•	Makita’s ability to achieve projected levels of efficiencies and cost reduction measures and to avoid delays in or inefficiencies resulting from manufacturing and administrative reorganization actions in progress or contemplated;
•	the impact of various factors on Makita’s foreign operations such as tariffs, nationalization, exchange controls, interest rate fluctuations, civil unrest, governmental changes, restrictions on Makita’s foreign investment in local business and risks related to other political, economic, and regulatory instabilities;
•	the effects of litigation, environmental remediation matters, and product liability exposures;
•	Makita’s ability to generate sufficient cash flows to support capital expansion, business acquisition plans and general operating activities, and Makita’s ability to obtain necessary financing at favorable interest rates;
•	changes in laws and regulations, including changes in accounting standards, taxation requirements, including tax rate changes, new tax laws and revised tax law interpretations, and environmental laws, both in Japan and in foreign jurisdictions in which Makita operates;
•	the impact of unforeseen events, including war or terrorist activities, on economic conditions and corporate and consumer confidence; and
•	interest rate fluctuations and other capital market conditions.

The foregoing list is not exhaustive. There can be no assurance that Makita has correctly identified and appropriately assessed all factors affecting its business or that the publicly available and other information with respect to these matters is complete and correct. Additional risks and uncertainties not presently known to Makita or that it currently believes to be immaterial also may adversely impact Makita. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on Makita’s business, financial condition, and results of operations.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.  Selected Financial Data

The following data for each of the five fiscal years ended March 31, 2004 has been derived from Makita’s audited consolidated financial statements. It should be read in conjunction with Makita’s audited consolidated balance sheets as of March 31, 2003 and 2004, the related consolidated statements of income, shareholder’s equity and cash flows for each of the three years ended March 31, 2004 and the notes thereto that appear elsewhere in this annual report. Makita’s consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States, or U.S. GAAP and were included in its Japanese Securities Reports filed with the Director of the Kanto Local Finance Bureau.

						U.S. Dollars
	(Millions of yen, except per share amounts)					(thousands)
	Year ended March 31,
	2000	2001	2002	2003	2004	2004
Net sales	¥170,227	¥156,314	¥166,169	¥175,603	¥184,117	$1,770,356
Operating income	9,924	7,093	5,873	12,468	14,696	141,308
Net income	4,187	2,133	133	6,723	7,691	73,952
Net income per share of Common stock and per ADS:
Basic	26.2	13.6	0.9	45.3	53.2	0.51
Diluted	25.9	13.6	0.9	44.2	51.9	0.50

						U.S. Dollars
	(Millions of yen, except per share amounts)					(thousands)
	Year ended March 31,
	2000	2001	2002	2003	2004	2004
Cash and cash equivalents, time deposits and marketable securities	¥79,104	¥71,340	¥63,393	¥64,083	¥92,616	$890,538
Net working capital	143,049	142,700	144,929	141,759	147,822	1,421,365
Total assets	288,847	293,995	285,138	278,600	278,116	2,674,192
Short-term borrowings	10,786	17,743	8,984	2,892	14,128	135,846
Long-term indebtedness	24,479	21,135	20,102	19,843	7,364	70,808
Shareholders’ equity	197,834	192,547	189,939	182,400	193,348	1,859,115

Note:
Net working capital equals current assets less current liabilities.

Exchange rates (Japanese yen amounts per U.S. dollars)
The following table sets forth information concerning the exchange rates for Japanese yen and U.S. dollars based on the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	(Japanese Yen per U.S. $ 1.00)
Year ended March 31	High	Low	Average	Year-end
2000	101.53	124.45	110.02	102.73
2001	104.19	125.54	111.65	125.54
2002	115.89	134.77	125.64	132.70
2003	115.71	133.40	121.94	118.07
2004	104.18	120.55	113.07	104.18

	(Japanese Yen per U.S. $ 1.00)
							July
2004	January	February	March	April	May	June	(through July 15)
High	105.52	105.36	104.18	103.70	108.50	107.10	109.52
Low	107.17	109.59	112.12	110.37	114.30	111.27	108.21

On July 15, 2004 the noon buying rate for yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥109.52 = U.S. $ 1.00

Cash dividends declared per share of common stock and per ADS:

	In Yen		In U.S. Dollars
Year ended March 31	Interim	Year-end	Interim	Year-end
2000	9.0	10.0	0.08	0.10
2001	9.0	9.0	0.07	0.07
2002	9.0	9.0	0.07	0.07
2003	9.0	9.0	0.07	0.07
2004	9.0	13.0	0.09	0.11

Note:
Cash dividends in U.S. dollars are based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

The following is a summary of some of the significant risks that could affect Makita. Other risks that could affect Makita are also discussed elsewhere in this annual report. Additionally, some risks that may be currently unknown to Makita and other risks, currently believed to be immaterial, could turn out to be material. Some of these statements are forward-looking statements that are subject to the “Cautionary Statement with Respect to Forward-Looking Statements” appearing elsewhere in this annual report.

Makita’s sales are affected by the levels of construction activities and capital investments in its markets.
The demand for power tools, Makita’s main products, is affected to a large extent by the levels of construction activities and capital investments in the relevant regions. Generally speaking, the levels of construction activities and capital investment depend largely on the economic conditions in the market. As a result, when economic conditions weaken in the principal markets for Makita’s activities, including Japan, North America, Europe, and Asia, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

Geographic concentration of Makita’s main facilities may have adverse effects on Makita’s business activities.
Makita’s principal management functions, including its headquarters and information system centers, and the companies it relies on for supplying major parts are located in Aichi Prefecture (Aichi), Japan. Makita’s manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, collectively account for approximately 72% of Makita’s total production volume on a consolidated basis in fiscal 2004. Moreover, to reduce its cost, Makita is in the process of shifting its motor manufacturing operations in the United States and the United Kingdom, as well as its processing lines for aluminum housings and certain other parts, to its plant in China, where wage costs are lower. Due to this geographic concentration of Makita’s major functions, including plants and other operations in Japan and China, Makita’s performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita’s facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, power outages resulting from inadequacies in infrastructure, and other factors. Also, in the event that such developments cannot be foreseen and measures taken to alleviate their damaging impact are inadequate, Makita’s consolidated financial condition and results of operations may be adversely affected.

Makita’s overseas activities and entry into overseas markets entail risks which may have a material adverse effect on Makita’s business activities.
Makita derives a majority of its sales in markets located outside of Japan, including North America, Europe, Asia, Oceania, the Middle East, and newly emerging markets, such as Russia and Eastern Europe. In fiscal 2004, approximately 78.7% of Makita’s consolidated net sales were derived from products sold overseas. On a volume basis, Makita depended on overseas markets for 85.9% of units sold. The high percentage of overseas sales gives rise to a number of risks. If such risks occur, they may have a material adverse impact on Makita’s consolidated financial condition and results of operations. Such risks include the following:

(1)	Unexpected changes in laws and regulations;
(2)	Disadvantageous political and economic factors;
(3)	The outflow of technical know-how and knowledge due to personnel turnover that enables Makita’s competitors to strengthen their position;
(4)	Potentially unfavorable tax systems; and
(5)	Terrorism, wars, and other factors that lead to social turbulence.

Environmental or other government regulations may have a material adverse impact on Makita’s business activities.
In all the countries where Makita conducts its operations, it maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities. If Makita is unable to continue its compliance with existing regulations or to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any news or amended regulations may also result in significant increases in overall costs. In any such case, Makita’s consolidated financial condition and results of operations may be adversely affected.

Makita is currently working to achieve compliance with two EU directives announced on February 13, 2003. One of them, entitled “Waste Electrical and Electronic Equipment” (WEEE), requires recycling and reproduction of materials of almost all electrical products. The other is “Restriction of the Use of Certain Hazardous Substances” (RoHS), which forbids the sale in EU member countries of products containing some toxic substances, such as lead, mercury, cadmium, hexavalent chrome, polybrominated biphenyls, and polysbrominated diphenyl ethers, beginning on July 1, 2006. Especially in the case of RoHS, the cooperation of parts suppliers is essential, and Makita is preparing measures to respond to the implementation of these directive including making requests to suppliers for eliminating the use of such toxic substances and providing guidance to assist them. Along with these measures, Makita is also strengthening its systems for inspecting parts as they are delivered. However, the shift to alternative materials by Makita’s suppliers is still not fully completed. It is not possible for Makita to detect whether the delivered parts that it accepts contains the prohibited substances. If Makita unknowingly or inadvertently manufactures its products using parts containing such prohibited substances and sells such products in the EU, it may be required to recall its products to replace the defective parts, may sustain damage to its reputation and may be subject to fines and penalties. In such cases, Makita’s consolidated financial condition and results of operations may be adversely affected.

Currency exchange rate fluctuations may harm Makita’s financial statements.
The functional currency for all of Makita’s significant foreign operations is the local currency. The results of transactions denominated in local currencies of Makita’s subsidiaries around the world are translated into yen using the average market conversion rate during each financial period. Assets and liabilities denominated in local currencies are converted into yen at the rate prevailing at the end of each financial period. As a result, Makita’s operating results, assets, liabilities and shareholders’ equity are affected by fluctuation in values of the Japanese yen against these local currencies.

In particular, sales denominated in foreign currencies account for more than 70% of Makita’s consolidated net sales in fiscal 2004, and, accordingly, Makita’s operating income is significantly affected by foreign exchange fluctuations.

To minimize the impact of short-term exchange rate fluctuations in major currencies, namely the U.S. dollar, the euro, and the yen, Makita engages in hedging transactions. In addition, Makita is also increasing the percentage of products that it manufactures in China, which has resulted in an increase in foreign-currency denominated production costs. While Makita believes that such measures help to lessen the impact of some exchange rate fluctuations, it cannot assure you that it will be able to successfully hedge its exchange rate risks. In addition, medium-to-long-term fluctuations of exchange rates may make it difficult for Makita to execute planned procurement, production, logistics, and sales activities and may have an adverse impact on Makita’s consolidated financial condition and results of operations.

Fluctuations in stock market prices may adversely affect Makita’s financial statements.
Makita holds certain Japanese equities and equity-linked financial products and records these securities as marketable securities on its consolidated financial statements. As of March 31, 2004, the aggregate carrying value of these securities was ¥86,129, which represents approximately 44.6% of Makita’s net assets. The value of these investments is influenced by fluctuations in the quoted market prices, which may fluctuate as a result of unforeseen circumstances. Any significant decline in the value of these securities will have an adverse impact on Makita’s consolidated financial condition and results of operations.

If Makita cannot respond to changes in construction method and demand trend, Makita’s sales may be materially and adversely affected.
In recent years, market trends in demand for various power tools are changing significantly due to the adoption of new construction methods, especially in Japan. For example, as prefabricated housing construction becomes more common, the use of power tools at construction sites has been decreasing substantially, while demand for fastening tools has increased. If Makita does not or unable to adequately address these to rapid shifts in demand for various power tools, Makita’s sales may decline and this may have an adverse effect on Makita’s consolidated financial condition and results of operations.

The rapidly expanding presence of China-based power tool manufacturers may harm Makita’s sales results.
In recent years, power tool companies in China have expanded their presence in the world market. In particular, in certain markets in Asia where purchasing power is relatively low, competition with power tools made in China is intensifying. The technological level of Chinese power tool manufacturers is improving, and competition in the markets for high-end products for professional use may also intensify. As a result, Makita’s market share, consolidated financial condition and results of operations may be adversely affected.

If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.
Makita’s principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the good reputation of the MAKITA brand, both of which depend in part on Makita’s ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. However, in the event that Makita cannot maintain its capabilities for quickly developing new products that meet the changing needs of the market for high-end, professional users, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

If Makita fails to maintain cooperative relationships with significant customers, Makita’s sales may be seriously affected.
Makita has a number of major customers. If Makita should lose these customers and be unable to develop new sales channels to take their place, sales may decline, and this would have an adverse impact on Makita’s management performance and financial position. Moreover, in fiscal 2004, major home center retailers in the United States began to sell power tools with their own brand name, which are supplied by Chinese manufacturers. Going forward, if major customers of Makita select power tools and other items made in China and sell them under their own brand, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

If any of Makita’s suppliers fail to deliver materials or parts required for production as scheduled, Makita’s production activities may be adversely affected.
Makita’s production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. In addition, Makita purchases most of its component parts from sole suppliers. The largest single source supplier of the Company accounted for approximately 6% of its aggregate purchases of raw materials and parts in fiscal 2004. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. In the event that any of these suppliers cannot deliver the required quality and quantity of parts on schedule, this will have an adverse effect on Makita’s production schedules and cause a delay in Makita’s own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have a detrimental influence on Makita’s consolidated financial condition and results of operations.

Product liability litigation or recalls may harm Makita’s financial statements.
Makita manufactures a wide range of power tools at factories worldwide according to ISO internationally accepted quality control standards. However, Makita cannot be certain that all its products will be free of defects or will not be subject to product recalls in the future. A large-scale recall or a substantial product liability suit brought against Makita may result in severe damage to Makita’s brand image and reputation. In addition, a major product recall or product liability lawsuit is likely to be very costly and would require a significant amount of management time and attention. Any of these occurrences may have a major adverse impact on Makita’s consolidated financial condition and results of operations.

Item 4.	Information on the Company

A. History and development of the Company

The Company traces its origin to an electrical repair workshop founded in Nagoya in 1915, and was incorporated under the laws of Japan on March 21, 1938 under the name of Makita Electric Works, Ltd. as a joint stock corporation under the Commercial Code of Japan. Under the presidency of the late Mr. Jujiro Goto, in 1958, Makita commenced the manufacture of electric power tools and, by 1969, had reached its present leading position in the Japanese market. In 1970, the Company decided to take advantage of the large potential for growth in overseas market for its products and established its first subsidiary in the United States. Since then, Makita has expanded its export activity and has established other overseas subsidiaries. In April 1991, the Company changed its name from Makita Electric Works, Ltd. to Makita Corporation. In April 1995, Makita established a holding company in the United Kingdom to better coordinate the overall activities of its European subsidiaries. At present, Makita sells its products in over 100 countries around the world.

As part of its efforts to minimize trade friction, Makita started manufacturing operations in Canada, Brazil and the United States in 1980, 1981 and 1985 respectively. Makita established a manufacturing subsidiary in the United

Kingdom in 1989. In January 1991, Makita acquired all of the shares of Sachs-Dolmar GmbH, a German company, subsequently renamed to Dolmar GmbH (Dolmar), which is primarily engaged in manufacturing engine driven chain saws. Makita established two manufacturing subsidiaries in China, Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd. in December 1993 and in November 2000 respectively.

Makita presently manufactures power tools in seven countries globally: the United States, Canada, Brazil, the United Kingdom, Germany, China and Japan.

To strengthen its marketing and service systems in Europe, the Company established several new companies in fiscal 2004, including Makita Farramentas, Sociedad Unipersonal, Lda. (Portugal) on June 30, 2003; Makita LLC (Russia) on October 3, 2003; and Makita Servis Centrum. S.R.O. (Slovakia) on March 24, 2004.

Makita Corporation’s registered office is located at 3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan, and its telephone number is +81-566-98-1711.

B. Business overview

Makita’s power tools consist of portable woodworking tools, primarily saws and planers, and portable general purpose tools, primarily drills, grinders and sanders. In addition, Makita produces a line of stationary woodworking machines. For the fiscal year ended March 31, 2004, approximately 21.3% of Makita’s sales were made in Japan. Makita estimates that the majority of its sales in Japan were made to commercial and professional users such as those engaged in timber and metal processing, carpentry, and concrete and masonry works.

In its product development, Makita focuses on creating user- and environment-friendly products that enhance the work environment, and have features such us low vibration, low noise and dust concentration.

Products
The following table sets forth Makita’s consolidated net sales of Makita by product categories for the periods presented:

	(Millions of yen, except for percentage amounts)						U.S. Dollars
	Consolidated Net Sales by Product Categories						(thousands)
	Year ended March 31,
	2002		2003		2004		2004
Portable Woodworking Tools	¥32,571	19.6%	¥33,637	19.1%	¥34,452	18.7%	$331,269
Portable General Purpose Tools	85,215	51.3%	92,144	52.5%	98,176	53.3%	944,000
Stationary Woodworking Machines	2,244	1.3%	1,924	1.1%	1,711	1.0%	16,452
Other Products	17,916	10.8%	19,142	10.9%	19,548	10.6%	187,962
Parts, Repairs and Accessories	28,223	17.0%	28,756	16.4%	30,230	16.4%	290,673

Total	166,169	100.0%	175,603	100.0%	184,117	100.0%	1,770,356

Portable Woodworking Tools

Portable woodworking tools consist mainly of saws, planers, mortisers, groove cutters, routers, trimmers, nailers and tackers. Circular saws, which are primarily sold to carpenters in the homebuilding industry, account for a substantial portion of Makita’s sales of saws. The balance of saw sales is made up of jigsaws, sold primarily to carpenters and other woodworkers for delicate work, and recipro saws used for working in confined spaces unsuited to conventional saws. Planers, which are used exclusively for woodworking, are sold principally to carpenters. Apart from flat-surfaced planers, which are manufactured in varying widths, Makita also produces curved planers for use on concave surfaces. Mortisers are used for chiseling holes in wood and groove cutters are used to install sliding windows. Routers and trimmers are used principally by carpenters in the homebuilding industry for door and window cutting, pattern cutting and other interior decorative work. Nailers are used primarily for light woodwork in homebuilding. Tackers are used to make temporary attachments in house-finishing and for furniture-making. Almost all of the mortisers, groove cutters, routers and trimmers, nailers and tackers manufactured by Makita are sold within Japan.

Among Makita’s newly developed products during fiscal 2004 are a slide compound saw with a double sliding mechanism for lightweight design, blade-on-left type dustless circular saw and hand planer and router of the Maktec brand providing improved performance and durability at less expense.

Portable General Purpose Tools

Portable general purpose tools include drills, hammer drills, rotary hammers, electric breakers (jackhammers), grinders, sanders, cutters, cutting machines, nibblers and shears, screwdrivers and impact wrenches. Most of these tools are used for working on metal and materials other than wood, although many may be used in woodworking as well.

Drills are typical power tools used for drilling in metals, woods and plastics. They are classified into pistol-grip drills, D-handle drills, spade-handle drills and angle drills, according to their configuration. Makita also manufactures various kinds of cordless drills. Some of them are equipped with a screwdriving mechanism and are called cordless driver drills. Hammer drills are equipped with a hammering function, but can also be used as conventional drills; these drills are used principally on metal and masonry in the civil engineering and electrical contracting industries. Rotary hammers, which are used exclusively on concrete by the construction industry, are equipped with a rotary function, but can also be used as ordinary hammers. Breakers are used for shattering hard surfaces, principally concrete.

Grinders and sanders are used for smoothing and finishing. Sanders may also be used for polishing. Grinders are used on metal and sanders are used on metal, wood, stone and concrete. Grinders are divided into portable disc grinders and bench grinders and sanders are classified into portable disc sanders and belt sanders.

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

Among Makita’s newly developed products during fiscal 2004 are a 12V cordless impact driver, which is compact and lightweight yet has big torque, high specification 2-speed hammer drill, a 24mm(15/16”) rotary hammer featuring quick chuck change for swapping keyless and SDS-plus chucks, a 125mm (4”) electronic wet stone polisher and a high specification 2-speed hammer drill with 1010W motor.

Stationary Woodworking Machines

Makita’s stationary woodworking machines consist mainly of planer-jointers, wood surfacers, band saws and table saws, all of which are installed in workshops and used for surfacing and cutting wood.

Other Products

Makita’s other products include chain saws, hand-held vacuum cleaners for home use, industrial vacuum cleaners, submersible pumps and garden tools, such as hedge trimmers.

Among the Company’s newly developed products during fiscal 2004 is lightweight high water pressure washer powered by AC motor.

Parts, repairs and accessories

Makita manufactures and markets a variety of parts and accessories for its products and performs repair work as part of its after-sale services.

Principal Markets, Distribution and After-Sale Services
The following table sets forth Makita’s consolidated net sales by geographic area based on customers locations for the periods presented:

	(Millions of yen, except percentage amount)						U.S. Dollars
	Consolidated Net Sales by Geographic Area						(thousands)
	Year ended March 31,
	2002		2003		2004		2004
Japan	¥39,510	23.8	¥38,781	22.1	¥39,142	21.3	$376,365
North America	48,337	29.1	45,573	26.0	41,853	22.7	402,433
Europe	48,486	29.2	57,648	32.8	66,369	36.0	638,163
Asia	12,373	7.4	13,774	7.8	14,245	7.7	136,971
Other	17,463	10.5	19,827	11.3	22,508	12.3	216,423

Total	¥166,169	100.0%	¥175,603	100.0%	¥184,117	100.0%	$1,770,356

Japan

Makita believes that most of its domestic sales are made to commercial users. The Japanese Do-It-Yourself, or DIY, market for power tools is growing but the pace of growth is slow.
Makita attributes its leading position in the Japanese market to the close and frequent contact that it maintains with retailers and users of Makita products. While Makita’s major competitors rely primarily on wholesalers for all aspects of distribution and servicing, Makita has approximately 700 employees directly responsible for the promotion, sale and delivery and after-sale servicing of its products. These employees, operating from 113 sales offices throughout Japan, are assigned sales territories and visit retail outlets in their area on an average of once a week.
In addition, Makita has two distribution centers in Osaka and Saitama prefecture. These distribution centers strengthen Makita’s distribution and after-sale service functions.
Although technically most of Makita’s products are sold through its 15 wholesalers, Makita generally limits the function of these wholesalers to the collection of payments from retailers. Each wholesaler bears the risk of any bad debts of the retailers for which it has responsibility. The payments by the wholesalers to Makita are in most cases made within 30 to 60 days after sale. The effect of this arrangement is that, while Makita has direct access to its customers for sales, deliveries and after-sale services, payments are collected from a small number of wholesalers. Makita believes that this unique sales and distribution system has been successful.

During the fiscal year ended March 31, 2004, Makita sold its products, directly or through wholesalers, to approximately 30,000 retail outlets, and no single retailer accounted for more than 2% of Makita’s domestic sales. During the year, Makita’s three largest wholesalers accounted, in the aggregate, for approximately 37 % of Makita’s domestic net sales.

Repairs, including free repair service and after-sale services are carried out by Makita’s sales offices.

Overseas

In the fiscal year ended March 31, 2004, 78.7% of Makita’s net sales were made outside of Japan.
Overseas sales, distribution, and servicing are carried out through a network of 35 sales subsidiaries and 96 branch office or service centers located in the United States, Canada, Brazil, Mexico, Argentina, Chile, Australia, New Zealand, Singapore, Taiwan, China, Korea, the United Kingdom, France, The Netherlands, Belgium, Italy, Greece, Germany, Denmark, Austria, Poland, the Czech Republic, Hungary, Spain, the United Arab Emirates, Romania, Switzerland, Finland, Russia, Ukrainian and Slovak. In addition, the Company exports directly, as well as through trading companies, to various countries throughout the world. Makita products are sold principally under the “Makita” brand name, with the remaining portion being sold under the “Dolmar” and “Maktec” brand names.

Makita offers warranties to overseas customers. After-sales services and repairs overseas are provided by local sales subsidiaries, service depots designated by Makita, or by service stores designated by the applicable local importers. As of March 31, 2004, Makita has over 100 service depots outside of Japan. As of the fiscal year ended March 31, 2004, 26 of these service depots were located in the United States. The labor costs of service and repairs to products under warranty for overseas customers are borne by Makita and the local service agents, with any spare parts provided by Makita.

Seasonality
Makita’s business has no significant seasonality in terms of sales or profits.

Competition
Both in Japan and overseas, the markets in which Makita sells its products are highly competitive. Makita believes that competition in the portable electric power tool market is based on price, product reliability, design and after-sale services, and that its products are generally competitive as to price and enjoy competitive advantage due to their reputation for quality, product reliability and after-sale services. Makita is the largest manufacturer of portable electric power tools in Japan and, together with one other Japanese competitor, accounts for a substantial majority of the total sales of such products in Japan.
In overseas markets, Makita competes with a number of manufacturers, some of which are well established in their respective local markets as well as internationally. In recent years, Makita has also experienced increasing competition, particularly in countries with lower purchasing powers, from China-based power tools manufacturers who often offer lower-priced products. Makita expects such competition to intensify in the future.

Raw Materials and Sources of Supply
Makita purchases raw materials and parts to manufacture its products. The principal raw materials and parts purchased by Makita include plastics, pressed steel plates, aluminum castings, copper wires, switches, gears, blades, batteries, and bearings. The Company procures most of its raw materials from multiple sources, although most components are obtained from single suppliers. The procurement cost of aluminum, copper, and certain other raw materials is affected by fluctuations in commodity markets, although such fluctuations were not substantial during fiscal 2004.
Purchases of raw materials and parts in the fiscal year ended March 31, 2004 amounted to ¥ 74,262 million. Raw materials and parts are purchased from approximately 250 suppliers in Japan and a number of local suppliers in each country in which Makita performs manufacturing operations, with the largest single source accounting for approximately 6% of Makita’s total purchases of raw materials and parts.
Makita also purchases from outside sources finished products such as vacuum cleaners, electric generators, brushcutters, cordless laser plumb and level, and wood surfacers.
Makita has not experienced any difficulty in obtaining raw materials, parts or finished products.

Government Regulations
Makita is subject to different government regulations in the countries in which it does business, such as required business and investment regulations approvals, export regulations based on national-security or other reasons, and other export and import regulations such as tariffs, as well as commercial, antitrust, patent, consumer and business taxation, exchange control, and environment and recycling laws and regulations.
If Makita is unable to comply with these regulations, it may be subject to significant fines or other penalties and its activities in such countries may be limited.

Intellectual Property Rights
As of March 31, 2004, Makita owned 258 patents and 62 utility model registrations in Japan and 269 patents outside Japan. A utility model registration is a right granted under Japanese law to inventions having a practical utility in terms of form, composition or assembly, but embodying less originality than that required for patents. As of March 31, 2004, Makita had made applications for 629 additional patents and utility model registrations in Japan as well as for 206 patents outside Japan. While Makita considers all of its intellectual property to be important, it does not consider any one or group of patents, trademarks or utility model registrations to be so important that their expiration or termination would materially affect Makita’s business.
Makita is not a party to any material licensing agreement.

C. Organizational structure

As of July 29, 2004, the Makita Group is consisted of 42 consolidated subsidiaries.
Makita Corporation (“the Company”) is the parent company of the Makita Group. The Company heads the development of products. Domestic sales are made by the Company and overseas sales are made almost entirely through sales subsidiaries and wholesalers. The following is a listing of the significant subsidiaries within the Makita Group.

		Proportion of Ownership
Company Name	Country of Incorporation	and Voting Interest
Makita U.S.A., Inc.	U.S.A	100.0%
Makita Corporation of America	U.S.A	100.0
Makita Canada Inc.	Canada	100.0
Makita Mexico, S.A. de C.V.	Mexico	100.0
Makita do Brasil Ferramentas Eletricas Ltda.	Brazil	99.9
Makita Herramientas Electricas de Argentina S.A.	Argentine	100.0
Makita Chile Ltda.	Chile	100.0
Makita (Australia) Pty. Ltd.	Australia	100.0
Makita (New Zealand) Ltd.	New Zealand	100.0
Makita International Europe Ltd.	U.K.	100.0
Makita (U.K.) Ltd.	U.K.	100.0
Makita Manufacturing Europe Ltd.	U.K.	100.0
Makita France S.A.	France	55.0
Makita Benelux B.V.	The Netherlands	100.0
Euro Makita Corporation B.V.	The Netherlands	100.0
S.A. Makita N.V.	Belgium	100.0
Makita S.p.A.	Italy	100.0
Makita Werkzeug GmbH	Germany	100.0
Dolmar GmbH	Germany	100.0
Makita Werkzeug Gesellschaft m.b.H.	Austria	100.0
Makita Sp.Z O.O.	Poland	100.0
Makita SA	Switzerland	100.0
Makita, S.A.	Spain	100.0
Makita Gulf FZE	U.A.E.	100.0
Makita Oy	Finland	100.0
Makita Singapore Pte. Ltd.	Singapore	100.0
Makita (Taiwan) Ltd.	Taiwan	100.0
Makita Power Tools (HK) Ltd.	China	100.0
Makita (China) Co., Ltd.	China	100.0
Makita (Kunshan) Co., Ltd.	China	100.0
Makita Korea Co., Ltd.	Korea	100.0
Joyama Kaihatsu Ltd.	Japan	100.0
Makita Ichinomiya Corporation and 9 other subsidiaries	Japan	100.0

Note: Proportion of ownership and voting interest includes indirect ownership and voting.

D. Property, plants and equipment

The following table sets forth information relating to Makita’s principal production facilities as of March 31, 2004.

	Floor space
Location	(Square meters)	Principal products manufactured
In Japan;
Makita Corporation
Okazaki Plants	82,782	Portable woodworking tools And portable general purpose tools
Makita Ichinomiya Corporation	5,325	Stationary woodworking machine
Overseas;
Makita Corporation of America	25,298	Portable woodworking tools And portable general purpose tools
Makita (China) Co., Ltd.	32,770	Portable woodworking tools And portable general purpose tools
Makita (Kunshan) Co., Ltd.	6,401	Portable woodworking tools And portable general purpose tools
Makita Manufacturing Europe Ltd.	11,520	Portable woodworking tools And portable general purpose tools
Dolmar GmbH	17,747	Engine powered equipment

In addition, the Company owns an aggregate of 170,776 square meters of floor space occupied by the head office, warehouse facilities, a R&D laboratory, a training center, dormitories and sales offices.

Makita’s overseas manufacturing operations are conducted in the United States, Canada, Brazil, United Kingdom, Germany and China. All buildings and land in these countries, except for the properties in China, are owned by Makita.

None of the buildings or land that Makita owns in Japan is subject to any mortgage or lien. Makita leases 88 sales offices in Japan and all of its overseas sales offices and premises, except for the following locations, all of which are owned by the respective subsidiary companies;

•	Head office and certain branch offices of Makita U.S.A., Makita Canada, and Makita Australia ;

•	Head office of Makita Germany, Makita France, Makita Benelux (The Netherlands), Makita Belgium, Makita Italy, Makita Brazil, Makita Taiwan, and Makita Singapore.

Makita considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. Makita does not maintain internal records of the exact production capacity and utilization rates of its manufacturing facilities as such data can not be obtained without unreasonable effort and expense. Makita adjusts the volume, quantity and nature of the products it manufactures based on its assessment of market needs and prospects. Makita believes that its manufacturing facilities are currently operating at utilization rates that are substantially in line with current market demand for its products.

Makita believes that there are no material environmental issues that may affect Makita’s current use of its assets.

Item 5.	Operating and Financial Review and Prospects

A. Operating results

The following table sets forth a summary of our results of operations for each of the years ended March 31, 2002, 2003 and 2004.

	(Millions of yen, except for percentage amounts)						U.S. Dollars (thousands)
	2002		2003		2004		2004
								Change
		%		%		%		%
Net sales	¥166,169	100.0	¥175,603	100.0	¥184,117	100.0	$1,770,356	4.8
Cost of sales	109,182	65.7	110,226	62.8	110,322	59.9	1,060,789	0.1

Gross profit	56,987	34.3	65,377	37.2	73,795	40.1	709,567	12.9
Selling, general and administrative expenses	50,775	30.6	51,579	29.4	53,698	29.2	516,327	4.1
Loss (Gain) on disposals or sales of property, plant and equipment	339	0.2	1,330	0.7	(2,379)	(1.3)	(22,875)	–
Impairment of long-lived assets	–	–	–	–	7,780	4.2	74,807	–

Operating income	5,873	3.5	12,468	7.1	14,696	8.0	141,308	17.9
Other income (expenses) Interest and dividend income	848	0.5	786	0.4	869	0.5	8,356	10.6
Interest expense	(968)	(0.6)	(665)	(0.4)	(605)	(0.3)	(5,817)	9.0
Exchange gains (losses) on foreign currency transactions, net	273	0.2	(1,460)	(0.8)	(202)	(0.1)	(1,942)	86.2
Realized gains (losses) on securities, net	(2,740)	(1.6)	(2,590)	(1.5)	555	0.3	5,336	–
Other, net	117	0.0	753	0.5	857	0.4	8,240	13.8

Total	(2,470)	(1.5)	(3,176)	(1.8)	1,474	0.8	14,173	–

Income before income taxes	3,403	2.0	9,292	5.3	16,170	8.8	155,481	74.0
Provision for income taxes	3,270	–	2,569	–	8,479	–	81,529	–
Net income	133	0.1	6,723	3.8	7,691	4.2	73,952	14.4

General Overviews

Japan’s economy has sustained a moderate recovery, owing to such factors as improvement in corporate performance due to strong exports and capital investment. U. S economic conditions remained robust during the current period, as personal consumption remained firm owing to such factor as tax reductions. In Europe, the U.K. economy remained strong and there were signs of an economic recovery in Germany, France, and other countries during the latter half of fiscal 2004. In Asia, China’s economic growth was supported by exports, and a general trend of full-scale economic recovery was seen.

The principal business of the Company is the manufacture and sale of power tools and woodworking machines. Principal products include drills, circular saws, jigsaws, planers, pneumatic nailers, grinders and sanders. Makita has nine manufacturing centers, two located in Japan, two in China and one each in the United States, Canada, Brazil, the United Kingdom, and Germany. During 2004, as part of its global business strategy, Makita worked to further cut costs by moving more of its manufacturing operations to China, as well as by establishing sales and service subsidiaries in Russia and Eastern European countries characterized by rapid economic growth. As a result of this relocation, the Company’s processing operations for motors used in its products will be concentrated in

China, where labor and parts procurement costs are lower. Following on from this relocation, the Company will convert its manufacturing operations in other locations to assembly plants to enhance the efficiency of its global operations. Asset rationalization and management measures taken in fiscal 2004 included a decline in inventories of ¥ 8,280 million and a reduction in tangible fixed assets of ¥14,833 million, as a result of the revaluation and sales of certain long-lived assets.

On a consolidated basis, our net sales in fiscal 2004 amounted to ¥184,117 million, up 4.8% from the previous fiscal year. Income before income taxes amounted to ¥16,170 million, 74.0% higher than the previous fiscal year. Factors accounting for this included a proportionate decrease in the cost of goods sold compared to our net sales due to the increase in the percentage of products manufactured in China and the appreciation of the euro. In addition, the Company reported an improvement in non-operating income items, including its securities and foreign exchange accounts as well as a gain of ¥2,379 million from the sale of property, plant and equipment, including a portion of land and structures adjacent to the Company’s head office and a portion of the branch office and warehouse of the Company’s U.S. sales subsidiary. These positive factors more than offset an impairment charge of ¥7,780 million relating to a golf course and a certain R&D-facility in Japan and a production facility in the United Kingdom.

Fiscal Year (FY) 2004 compared to FY2003

Net sales
FY2004 consolidated net sales amounted to ¥184,117 million, up 4.8%, or ¥8,514 million, from FY 2003 consolidated net sales levels. FY 2004 average yen-dollar exchange rate was ¥113.2=U.S.$1.00, representing a 7.2% appreciation of the yen compared with the average level of the yen-dollar exchange rate in the previous fiscal year. The average level of the yen-euro exchange rate was ¥132.7=1.00 euro, representing a 9.7% depreciation of the yen. Excluding the effect of appreciation of the euro and the depreciation of the U.S. dollar, net sales would have increased by 3.8%.

Sales by region
Sales in Japan are handled by the Company and overseas sales are handled primarily through its marketing subsidiaries.
Net sales in Japan edged up 0.9%, or ¥361 million, to ¥39,142 million, accounting for 21.3% of fiscal 2004 consolidated net sales. This was attributable to the strength in sales of the Company’s mainstay impact driver products and some new products, particularly renovation-related products, which was only partly offset by the continuing low level of housing construction starts.
Net sales in North America fell 8.2%, or ¥3,720 million, to ¥41,853 million which accounted for 22.7% of fiscal 2004 consolidated net sales. This decrease was primarily due to the depreciation of the dollar against the yen and overall weaker demand. In the United States, the Company strengthened its marketing programs aimed at the professional user market and also reorganized its network of distribution bases. However, the dollar-denominated value of sales in the United States declined 3.2%, which resulted from declines in sales volume and increase of offered sales incentives caused by competitive pressures in the market.
Sales in Europe surged 15.1%, or ¥8,721 million, to ¥66,369 million, accounting for 36.0% of fiscal 2004 consolidated net sales. This rise partially reflected the earlier noted appreciation of the euro against the yen. In addition, strong sales in Russia, Eastern European countries, the United Kingdom, Germany, and France enabled the Company to boost its sales in terms of local currencies (primarily Euro) by 7.2%.
Sales in Asia, excluding Japan, increased 3.4%, or ¥471 million, to ¥14,245 million, accounting for 7.7% of fiscal 2004 consolidated net sales. The Company’s sales in terms of local currencies grew 6.6%.

Sales in other regions including Australia, Latin America and Middle East surged 13.5% or ¥2,681 million, to ¥22,508 million, accounting for 12.3% of fiscal 2004 consolidated net sales. The Company’s sales in terms of local currencies rose 11.5%.

Review of Performance by Product Group

Portable General Purpose Tools
The portable general purpose tools group offers a wide range of dependable cordless drills, hammer drills, rotary hammers, demolition hammers, grinders, drills, sanders, screwdrivers, impact wrenches, shears, nibblers, and cutters. This group generates the largest portion of Makita’s consolidated net sales. In FY 2004, sales of portable general purpose tools grew 6.5%, to ¥98,176 million, accounting for 53.3% of consolidated net sales. In Japan, sales of portable general purpose tools increased 3.5%, to ¥13,922 million, accounting for 35.6% of total domestic sales. Overseas sales of portable general purpose tools increased 7.1%, to ¥84,254 million, or 58.1% of total overseas sales.

Portable Woodworking Tools
Principal products in Makita’s portable woodworking tools group include circular saws, jigsaws, recipro saws, planers, routers, trimmers, and pneumatic nailers. In FY 2004, Makita recorded a 2.4% increase in sales of portable woodworking tools, to ¥34,452 million, or 18.7% of consolidated net sales. Domestic sales of portable woodworking tools increased 4.4%, to ¥7,086 million, accounting for 18.1% of total domestic sales. Makita posted a 1.9% increase in overseas sales of portable woodworking tools, to ¥27,366 million, which accounting for 18.9% of total overseas sales in FY 2004.

Stationary Woodworking Machines
Makita’s extensive lineup of stationary woodworking machines encompasses table saws, planer-jointers, and band saws. Sales of stationary woodworking machines in FY 2004 fell 11.1%, to ¥1,711 million, accounting for 1.0% of consolidated net sales. Domestic sales of stationary woodworking machines dropped 8.6%, to ¥941 million, accounting for 2.4% of total domestic sales. Overseas sales of stationary woodworking machines were ¥770 million, a 13.9% decrease from the previous fiscal year, accounting for 0.5% of Makita’s total overseas sales.

Other Products
Makita’s other products category includes industrial-use dust collectors and generators as well as various products for garden and home use, including chain saws, brush cutters, grass cutters, hedge trimmers, blowers, and cordless cleaners. In FY 2004, sales of other products grew 2.1%, to ¥19,548 million, accounting for 10.6% of net sales. In Japan, Makita recorded a 0.2% rise in sales of other products, to ¥8,160 million, accounting for 20.8% of total domestic sales. Overseas sales of other products increased 3.5%, to ¥11,388 million, accounting for 7.9% of total overseas sales.

Parts, Repairs and Accessories
Makita’s after-sales services include the sale of parts and accessories and repairs. In FY 2004, parts, repairs, and accessories sales edged up 5.1%, to ¥30,230 million, accounting for 16.4% of consolidated net sales. Domestic sales of parts, repairs, and accessories declined 3.6% to ¥9,033 million and contributed 23.1% of total domestic sales. Overseas sales of parts, repairs, and accessories advanced 9.4%, to ¥21,197 million, accounting for 14.6% of total overseas sales.

Cost of sales
Cost of sales increased 0.1%, or ¥96 million, to ¥110,322 million. Previously, processes from processing stages through assembly stages were handled at each factory, but Makita has worked to reduce costs by shifting some processing work, such as that related to a portion of motors, to subsidiaries in China, which have lower labor costs than their factories in Japan; increasing efficiency; and reducing costs by positioning other overseas subsidiaries as specializing in assembly processes. In addition, Makita has concentrated its capabilities and developed the Maktec line of products that include a higher share of relatively inexpensive materials from China. Sales of Maktec products have been initiated in Asia, Oceania, and Europe. Consequently, the ratio of cost of sales to net sales improved by 2.9 percentage points, falling from 62.8% to 59.9%.

Gross profit
In addition to cost reductions, the appreciation of the euro against the yen and the dollar increased the profitability of products manufactured in Japan and China and marketed in Europe. As a result, gross profit in FY 2004 increased 12.9%, to ¥73,795 million. The ratio of gross profit to net sales improved 2.9 percentage points, from 37.2% to 40.1%.

Selling, general and administrative expenses
Selling, general and administrative (SG&A) expenses grew 4.1%, or ¥2,119 million, to ¥53,698 million, in FY 2004, principally as a result of an increase in personnel, product shipping, advertising and promotion, and R&D expenses. However, the ratio of SG&A expenses to net sales edged down 0.2 percentage point, from 29.4% to 29.2%, principally as a result of drops in the ratios of personnel and shipping costs and depreciation expenses to net sales.

Loss/Gain on disposal or sales of property, plant and equipment
Makita added a new line item, Gain on Sales of Property, Plant and Equipment, to its consolidated statements of income in FY2004 due to the increased significance of such gains in FY2004. Gains amounted to ¥2,379 million in FY2004, versus loss of ¥1,330 million in FY2003.

In FY2004, the Company sold a portion of land and structures of its head office premises in Anjo, Aichi Prefecture in Japan. The gain of ¥1,850 million is recorded in the Japan segment. In addition, a U.S.-based subsidiary sold its branches and warehouses due to the reorganization of its distribution network which resulted in a recorded gain of ¥551 million in the North America segment.

Impairment of long-lived assets
FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” requires an asset impairment adjustment if the sum of the estimated asset related undiscounted future cash flows is less than the current carrying value of the asset. If an asset is deemed to be impaired, the value of the asset is written down to its estimated fair value. In accordance with FASB Statement No. 144, Makita wrote down ¥7,780 million in property, plant and equipment in Japan and the United Kingdom in FY 2004, including a golf course and a certain R&D-facility in Japan and a production facility in the United Kingdom.
In December 2003, in connection with ongoing strategic revenue growth and cost cutting initiatives, specifically including an evaluation of its corporate wide marketing and promotional activities and the cost benefit relationship therefrom, and the continued rationalization of certain personnel related costs, Makita made a decision to no longer consider a golf course owned by a consolidated subsidiary as a corporate asset and curtailed utilizing such for promotional, entertainment and employee welfare purposes. As a result of this decision, Makita performed impairment analysis by considering cash flows expected to be generated from the golf course on a stand alone basis and recorded an impairment charge of ¥5,996 million to reduce the carrying value to its estimated fair value, as determined on a discounted cash flow basis. Following a decision to discontinue the use of a certain research and development facility and a related administrative facility during fiscal 2004, the Company recorded a ¥1,541 million impairment loss on the subject long-lived asset in the Japan segment. In addition, the Company revalued a production facility owned by a subsidiary in the United Kingdom that it planned to sell, based on the estimated prospective selling price of a portion of the factory, less estimated cost to sell, which resulted in a ¥243 million impairment loss in the Europe segment. Such production facility was sold in April 2004.

Operating income
As a result of the factors indicated above, operating income grew 17.9%, to ¥14,696 million, in FY 2004, and the ratio of operating income to net sales rose 0.9 percentage points, from 7.1% to 8.0%.

Other income (expenses)
The balance of other income and expenses improved ¥4,650 million (income of ¥1,474 million in FY 2004 versus expense of ¥3,176 million in the previous year). This mainly resulted from ¥555 million of gains on the sale of securities, which was made possible by a recovery in stock prices, as compared to realized losses of securities of ¥2,590 million in the previous year. In addition, foreign exchange losses declined ¥1,258 million (FY 2004 ¥202 million loss versus FY 2003 ¥1,460 million loss). This reflected the earlier noted exchange movements (appreciating Euro and declining Dollar versus Yen) and the Company’s increased use of risk hedging in FY2004.

Income before income taxes
Income before income taxes in FY 2004 surged 74.0%, or ¥6,878 million, to ¥16,170 million, and the ratio of operating income to net sales rose 3.5 percentage points, from 5.3% in FY 2003 to 8.8% in FY 2004.

Provision for income taxes
Total provision for income taxes increased 230.1%, to ¥8,479 million in FY 2004, mainly because of a rise in the taxable income of the Company and its subsidiaries. This higher percentage increase in provisions for income taxes as compared to the percentage increase in income before income taxes was primarily due to an increase in the effective tax rate. The effective income tax rate was 52.4%, compared with statutory income tax rate of 41.4%. The difference between those rates was mainly attributed to the increase in valuation allowance as a percentage of income before income taxes, which was caused by 100% valuation allowance granted to deferred income tax assets on impairment loss on long-lived assets of a subsidiary that operates a golf course in Japan.

Net income
As a result of the foregoing, net income for fiscal 2004 increased 14.4% or ¥ 968 million, to ¥7,691 million.

Earnings per share
Basic net income per share of common stock amounted to ¥53.2, compared with ¥45.3 in FY 2003. Diluted net income per share amounted to ¥51.9, compared with ¥44.2 in FY 2003.

Regional Segments

Japan Segment
In FY 2004, sales in the Japan segment grew 2.5%, to ¥89,046 million. Sales to outside customers advanced 3.2% to ¥48,413 million, which accounted for 26.3% of consolidated net sales. The increase reflects a 0.9% rise in sales in the domestic market as well as a 14.2% surge in export sales mainly to Asia. Segment operating income dropped 63.0%, to ¥1,452 million, due to the earlier noted ¥ 7,537 million impairment losses with respect to research and development facility and a golf course that increased operating expenses by 5.6%, to ¥87,594 million. There were no similar impairment related charges in FY 2003.

North America Segment
In FY 2004, sales in the North America segment dropped 8.1%, to ¥45,677 million. Sales to outside customers fell 9.0% to ¥41,699 million, which accounted for 22.6% of consolidated net sales. This decline in sales to outside customers was attributed to competitive pressure that caused declines in sales volume and increase of offered sales incentives, though the economic conditions remained robust. Segment operating income surged 167.3% to ¥719 million, principally owing to a 9.1% fall in operating expenses to ¥44,958 million. The decrease in operating expenses reflected the improved profitability of products manufactured in Chinese factories as well as a ¥555 million gain mainly on the sale of marketing branches and warehouses due to the reorganization of the distribution network of the Company’s U.S.-based marketing subsidiary. It also reflected lower expenses due to restructuring measures that reduced personnel expenses.

Europe Segment
In FY 2004, sales in the Europe segment grew 13.6% to ¥71,836 million. Sales to outside customers advanced 15.7%, to ¥67,110 million, which accounted for 36.4% of consolidated net sales. Segment operating income surged 92.8%, to ¥7,478 million, principally owing to a rise in net sales on a local currency basis as well as to a rise in operating profit rates resulting from the strength of the euro and the improved cost efficiency following the shift of a portion of our manufacturing processes to factories in China.

Asia Segment
In FY 2004, sales in the Asia segment increased 12.4% to ¥28,976 million. Sales to outside customers fell 5.7%, to ¥6,612 million, which accounted for 3.6% of consolidated net sales. Segment operating income grew 22.0%, to ¥2,928 million in FY 2004.

Fiscal Year (FY)2003 compared to FY 2002
Net sales
In FY 2003, Makita’s consolidated net sales amounted to ¥175,603 million, up 5.7% or ¥9,434 million from fiscal 2002 consolidated net sales levels.

In FY 2003, the average level of the yen-dollar exchange rate was ¥122.0=U.S.$1.00, representing a 2.4% appreciation of the yen compared with the average level of the yen-dollar exchange rate in the previous fiscal year. The average level of the yen-euro exchange rate was ¥120.9=1,00 euro, representing a 9.5% depreciation of the yen. Excluding the appreciation of the Euro and the depreciation of the U.S. dollar, net sales would have increased by 3.9%.

Sales by region
Net sales in Japan declined 1.8%, to ¥38,781 million and accounted for 22.1% of fiscal 2003 consolidated net sales, reflecting such factors as a decrease in housing construction starts that reduced demand for power tools and the desire of marketing outlets to maintain low inventory levels amid deflationary conditions that showed no signs of recovery. In contrast, net sales overseas increased 8.0% from ¥126,659 million in FY 2002, to ¥136,822 million in FY 2003, owing to such factors as increased sales in each region other than North America, as well as the earlier noted Euro appreciation and an overall tendency in currency exchange rates toward yen depreciation.
Looking at sales in individual overseas regions, sales in North America fell 5.7%, to ¥45,573 million, accounting for 26.0% of fiscal 2003 consolidated net sales. The drop in sales reflected the perceived economic slowdown during the latter half of the fiscal year against the backdrop of the Iraq crisis as well as the increasing market share of Chinese-made products and a 2.4% appreciation of the yen against the U.S. dollar. Sales in Europe surged 18.9%, to ¥57,648 million, accounting for 32.8% of fiscal 2003 consolidated net sales. Despite continued overall sluggishness in European markets which reflected a lack of growth in domestic demand in principal European countries due to the weakness of personal consumption and other factors, Makita considerably boosted its sales in the region owing to its launch of popular new products, its expansion of marketing activities in Eastern Europe and Russia, and the 9.5% depreciation of the yen against the euro. Sales in Southeast Asia increased 11.3%, to ¥13,774 million accounting for 7.8% of fiscal 2003 consolidated net sales. Despite the perception of a temporary slackening of demand in the region, Makita recorded strong sales due to the launch of a new product series. Sales in Oceania grew 19.7%, to ¥8,517 million, accounting for 4.9% of fiscal 2003 consolidated net sales. Reflecting a rise in the number of African countries and other countries where the marketing of Makita products was newly initiated, sales in other regions increased 9.3%, to ¥11,310 million, accounting for 6.4% of fiscal 2003 consolidated net sales.

Review of Performance by Product Group
Portable Woodworking Tools
Principal products in Makita’s portable woodworking tools group include circular saws, jig saws, recipro saws, planers, routers, trimmers, and pneumatic nailers. In FY 2003, Makita recorded a 3.3% increase in sales of portable woodworking tools, to ¥33,637 million, or 19.1% of consolidated net sales. Domestic sales of portable woodworking tools increased 2.2%, to ¥6,786 million, accounting for 17.5% of total domestic sales. Makita posted a 3.5% increase in overseas sales of portable woodworking tools, to ¥26,851 million, which accounted for 19.6% of total overseas sales in FY 2003.

Portable General Purpose Tools
The portable general purpose tools group offers a wide range of dependable cordless drills, hammer drills, rotary hammers, demolition hammers, grinders, drills, sanders, screwdrivers, impact wrenches, shears, nibblers, and cutters. This group generates the largest portion of Makita’s consolidated net sales. In FY 2003, sales of portable general purpose tools grew 8.1%, to ¥92,144 million, accounting for 52.5% of consolidated net sales. In Japan, sales of portable general purpose tools decreased 3.9%, to ¥13,452 million, accounting for 34.7% of total domestic sales. Overseas sales of portable general purpose tools increased 10.5%, to ¥78,692 million, or 57.5% of total overseas sales.

Stationary Woodworking Machines
Makita’s extensive lineup of stationary woodworking machines encompasses table saws, planer-jointers and band saws. Sales of stationary woodworking machines in FY 2003 declined 14.3%, to ¥1,924 million, or 1.1% of consolidated net sales. Domestic sales of stationary woodworking machines dropped 8.6%, to ¥1,030 million, or 2.7% of total domestic sales. Overseas sales of stationary woodworking machines were ¥894 million, a 20.0% decrease from the previous fiscal year, and accounted for 0.7% of Makita’s total overseas sales.

Other Products
Makita’s other products category includes industrial-use dust collectors and generators as well as various products for garden and home use, including chain saws, brush cutters, grass cutters, hedge trimmers, blowers, and cordless cleaners. In FY 2003, sales of other products grew 6.8%, to ¥19,142 million, accounting for 10.9% of net sales. In Japan, Makita recorded a 4.6% decrease in sales of other products, to ¥8,140 million, or 21.0% of total domestic sales. Overseas sales of other products increased 17.3%, to ¥11,002 million, or 8.0% of total overseas sales.

Parts, Repairs and Accessories
Makita’s after-sales services include the sale of parts and accessories and repairs. In FY 2003, parts, repairs, and accessories sales rose 1.9%, to ¥28,756 million, or 16.4% of consolidated net sales. Domestic sales of parts, repairs, and accessories rose 1.7%, to ¥9,373 million, and contributed to 24.1% of total domestic sales. Overseas sales of parts, repairs, and accessories increased 2.0%, to ¥19,383 million, or 14.2% of total overseas sales.

Cost of sales
Cost of sales increased 1.0%, to ¥110,226 million. The ratio of cost of sales to net sales improved to 62.8%, from 65.7%, primarily owing to a shift of manufacturing operations to subsidiaries in China, which has a lower labor cost than Company factories in Japan and other countries, improvement of productivity of overseas factories, and the reduction of inventory reserve due to decreased inventory levels.

Gross profit
As a result, gross profit in FY 2003 increased 14.7%, to ¥65,377 million. The ratio of gross profit to net sales improved to 37.2%, from 34.3%.

Selling, general and administrative expenses
Selling, general and administrative (SG&A) expenses grew 3.5%, or ¥1,795 million, to ¥52,909 million in FY 2003, principally as a result of an increase in labor expenses and an increase in losses in connection with disposal of certain assets of Joyama Kaihatsu Ltd., a golf course owned by Makita. The ratio of SG&A expenses to net sales edged down to 30.1%, from 30.8%, principally as a result of drops in the ratios of shipping expenses and advertising and promotional expenses to net sales.

Operating income
As a result of the factors indicated above, operating income grew 112.3%, to ¥12,468 million in FY 2003, and the ratio of operating income to net sales rose from 3.5% to 7.1%.

Other income (expenses)

The balance of other income and expenses worsened to a net expense of ¥3,176 million in FY 2003, from a net expense of ¥2,470 million in the previous year. This increase in net resulted mainly from a foreign exchange loss associated with the appreciation of the yen against the U.S. dollar and the depreciation of Latin American currencies against the U.S. dollar.

Income before income taxes
Income before income taxes in FY 2003 surged 173.1%, to ¥9,292 million, and the ratio of operating income to net sales rose from 2.0% in FY 2002 to 5.3% in FY 2003.

Provision for income taxes
Total provision for income taxes decreased 21.4%, to ¥2,569 million in FY 2003. The effective tax rate dropped to 27.6%, from 96.1% in the previous fiscal year, owing to a decrease in the net losses of subsidiaries for which tax benefits were previously not recognized due to concern overreliability, as well as the recording of Japan-US advance pricing agreement repayments. In 1997, Makita USA and the Company entered into a bilateral advance pricing agreement (APA) negotiation with the Internal Revenue Service (IRS) and National Tax Authority of Japan (NTA) to avoid double taxation resulting from transfer price adjustments. The APA covers fiscal years 1995 through 2001. In July 2002, the IRS and the NTA reached an agreement, which resulted in additional taxable income and reduced operating loss carryforwards in the U.S., and a reduction of taxable income and tax liability in Japan. Consequently the finalized APA resulted in an overall decrease to income taxes in FY 2003. According to the “tax sparing” provisions of tax treaties which have been concluded between Japan and 19 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in any one of those 19 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction was provided. Makita applied tax sparing mainly to China. Such tax sparing also reduced the effective tax rate in FY 2003.

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

Earnings per share
Basic net income per share of common stock amounted to ¥45.3, compared with ¥0.9 in FY 2002. Diluted net income per share amounted to ¥44.2, compared with ¥0.9 in FY 2002.

Regional Segments

Japan Segment
In FY 2003, sales in the Japan segment dropped 3.6%, to ¥86,839 million. Sales to outside customers advanced 1.9% to ¥46,896 million, which accounts for 26.7% of consolidated net sales. The increase reflects a 1.8% reduction in sales in the domestic market as well as a 24.5% surge in export sales to domestic trading companies and other companies that recorded robust exports to Asia. Segment operating income dropped 40.8%, to ¥3,926 million, mainly due to increase in losses in connection with disposal of certain assets of Joyama Kaihatsu Ltd., a golf course owned by Makita.

North America Segment
In FY 2003, sales in the North America segment dropped 1.4%, to ¥49,705 million. Sales to outside customers fell 6.2% to ¥45,807 million. This accounts for 26.1% of consolidated net sales.
The North America segment reported an improvement in operating profitability, as operating income rose to ¥269 million, compared with an operating loss of ¥3,740 million in the previous fiscal year. This increase in profitability was primarily due to reduction in manufacturing costs.

Europe Segment
In FY 2003, sales in the Europe segment grew 19.7%, to ¥63,222 million. Sales to outside customers advanced 19.0%, to ¥57,995 million, which accounts for 33.0% of consolidated net sales. Segment operating income surged 82.4%, to ¥3,879 million, as the Company’s price-competitiveness improved in comparison with competitors based in Europe, along with the appreciation of the euro.

Asia Segment
In FY 2003, sales in the Asia segment increased 11.2%, to ¥25,788 million. Sales to outside customers rose 5.3%, to ¥7,013 million, which accounts for 4.0% of consolidated net sales. Segment operating income grew 12.1%, to ¥2,400 million.

CRITICAL ACCOUNTING POLICIES
As disclosed in Note 2 of the Notes to the accompanying consolidated financial statements, the preparation of Makita’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These estimates and assumptions were determined by management’s judgment based on currently known facts, situations and plans for future activities, which may change in the future. Certain accounting estimates are particularly sensitive because of their significance to the consolidated financial statements and accompanying notes and due to the possibility that future events affecting the estimates may differ significantly from management’s current judgments. Accordingly, any change in the facts, situations, future plans or other factors on which management bases its estimates may result in a significant difference between earlier estimates and the actual results achieved. Makita believes that the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements and accompanying notes.

Allowance for Doubtful Receivables
Makita performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by Makita’s review of their current credit information. Makita continuously monitors collections and payments from its customers and maintains a provision for probable estimated credit losses based upon its historical experience and any specific customer collection issues that Makita has identified. Such credit losses have historically been within Makita’s expectations and the provisions established. However, Makita cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Changes in the underlying financial condition of its customers could result in a material impact to Makita’s consolidated results of operations and financial conditions.

Impairment of Long-Lived Assets
Makita believes that impairment of long-lived assets is critical for its financial statements because Makita has significant amounts of property, plant and equipment, the recoverability of which significantly affects its results of operations.
Makita periodically performs an impairment review for long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is based upon Makita’s projections of expected undiscounted future cash flows. Estimates of the future cash flows are based on the historical trends adjusted to reflect the best estimate of future operating conditions. Makita believes that its estimates are reasonable. However, different assumptions regarding such cash flows could materially affect Makita’s evaluations. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired due to factors such as significant decline in market value of an asset, current period operating cash flow loss and significant changes in the manner of the use of an asset, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.
Fair value is determined based on recent transactions involving sales of similar assets or on appraisals prepared internally or externally, or by using other valuation techniques. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or shorter expected future period to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets.

Accrued Retirement and Termination Benefits
Makita believes that pension accounting is critical for its financial statements because assumptions used to estimate pension benefit obligations and pension expenses can have a significant effect on its operating results and financial condition. Accrued retirement and termination benefits are determined based on consideration of the levels of retirement and termination liabilities and plan assets at the end of a given fiscal year. The levels of projected benefit obligations and net periodic benefit cost are calculated based on various annuity actuarial calculation assumptions. Principal assumptions include discount rates, assumed rates of increase in future compensation levels, mortality rates and some other assumed rates. Discount rates employed by Makita must be reflective of rates available on long-term, high quality fixed-income debt instruments. Discount rates are determined annually on the measurement date.

The expected long-term rate of return on plan assets is determined annually based on the composition of the pension asset portfolios and the expected long-term rate of return on these portfolios. The expected long-term rate of return on plan assets is designed to approximate the long-term rate of return actually earned on the plan assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees.

A number of factors are used to determine the reasonableness of the expected long-term rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

Accordingly, these assumptions are evaluated annually and retirement and termination liabilities are recalculated at the end of each fiscal year based on the latest assumptions. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over the future periods and therefore, generally affect Makita’s result of operation in such future periods. Makita has a contributory retirement plan in Japan, which covers substantially all of the employees of the Company. The discount rate assumed to determine the pension obligation for the pension plan was 2.0% for the year ended March 31, 2004. Raising the discount rate for the pension plan by 0.5% would have decreased the projected benefit obligation by approximately ¥5.8 billion at the end of fiscal 2004, while reducing the discount rate by 0.5% would have resulted in increased projected benefit obligation by approximately ¥6.8 billion. See Note 8 to the accompanying consolidated financial statement.

While Makita believes that the assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect Makita’s accrued retirement and termination benefits and future expenses.

Realizability of Deferred Income Tax Assets
Makita is required to estimate its income taxes in each of the jurisdictions in which Makita operates. This process involves estimating Makita’s current tax provision together with assessing temporary differences resulting from differing treatment of items for income tax reporting and financial accounting and reporting purposes. Such differences result in deferred income tax assets and liabilities, which are included within Makita’s consolidated balance sheets. Makita must then assess the likelihood that Makita’s deferred income tax assets will be recovered from future taxable income, and to the extent Makita believes that recovery is not more likely than not, Makita must establish a valuation allowance.

Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our net deferred income tax assets. We have recorded a valuation allowance of ¥8,828 million as of March 31, 2004 due to uncertainties about our ability to utilize certain deferred income tax assets mainly for net operating loss carry forwards before they expire and an impairment loss recognized for a golf course subsidiary. For the balance of deferred income taxes, although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred income tax assets, less valuation allowance, will be realized. The amount of such net deferred income tax assets that are considered realizable, however, could change in the near term and any such change may have a material effect on Makita’s consolidated results of operations and financial position if estimates of future taxable income are different.

B.     Liquidity and capital resources

The Company’s principal sources of liquidity are cash on hand, cash provided by operating activities, and borrowings within credit lines. As of March 31, 2004, the Company held cash and cash equivalents amounting to ¥24,576 million and the Company’s subsidiaries have credit lines up to ¥22,264 million. As of March 31, 2004, ¥1,044 million of these credit lines were used by overseas subsidiaries and ¥21,220 million was unused. As of March 31, 2004, the Company had ¥14,128 million in short-term borrowing, which included ¥12,994 million raised from the Company’s third issuance of unsecured convertible bonds, ¥1,044 million in bank borrowings, and ¥90 million in capital lease obligations. The ¥12,994 outstanding convertible bonds are due for repayment in March 2005. The Company plans to repay these bonds from its current holdings of government bonds and other highly liquid assets. For further information regarding our short-term borrowings, including the average interest rate, see Note 9 to our accompanying consolidated financial statements. Long-term indebtedness included bank and insurance company borrowings and capital lease obligations. Certain borrowings of the Company’s financial subsidiary, amounting to ¥6,000 million, will fall due in March 2006. The Company is scheduled to repay this indebtedness by using ¥ 6,000 million of its term deposits and securities.

As of March 31, 2004, the Company’s total short-term borrowings and long-term indebtedness amounted to ¥21,492 million, representing a decrease from the ¥22,735 million reported for the previous fiscal year-end. The Company’s ratio of indebtedness to shareholders’ equity declined 1.4%, to 11.1%. The reduction in the balance of indebtedness and the decline in the ratio of total indebtedness to shareholders’ equity reflect the efforts of management to improve the efficiency of the usage of the Company’s capital by reducing the level of unused net cash provided by operating activities.

Except as disclosed above, Makita has no potentially significant refinancing requirements in fiscal 2005. Makita expects to continue to incur additional indebtedness from time to time as required to finance working capital needs.

Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥24,576 million as of March 31, 2004, together with Makita’s available credit facilities, cash flow from operations, funds available from long-term and short-term debt financing, will be sufficient to satisfy our future working capital needs, capital expenditure, research and development and debt service requirements through fiscal 2005 and thereafter. The ratings of convertible bonds, due 2005 from credit rating agencies have not changed during the year. The ratings at March 31, 2004, were:

Standard & Poor’s	A
Moody’s Investors Service	A2
Rating and Investment Information, Inc.( R&I)	A+

We believe that Makita will continue to be able to access the capital markets on terms and in amounts that will be satisfactory to us and as necessary to support our business and to engage in hedging transactions on commercially acceptable terms.

Maintaining the level of the Company’s production and marketing activities requires capital investments of approximately ¥5 billion to ¥7 billion annually. Please see “-Fiscal Year 2004-Capital Expenditures” below in this section for a description of our principal capital expenditures for fiscal 2004 and the main planned expenditures for fiscal 2005. At the Regular General Meeting of Shareholders held in June 2004, the Company’s shareholders approved a cash dividend of ¥13 yen per share. Total scheduled cash dividend payments amount to ¥1,871 million, which the Company paid in June 2004.

Fiscal year 2004

Cash Flows

Net cash provided by operating activities in FY 2004 increased by ¥1,800 million to ¥28,941 million from ¥27,141 million in the previous fiscal year. Of the Cash provided by operating activities, ¥19,643 million was provided by operations and ¥9,298 million was provided by changes in working capital. The working capital changes occurred principally from increases in inventories, accounts payable and accrued expenses partially offset by a decrease in trade receivables.

In FY 2004, our net cash used in investing activities increased by ¥7,603 million to ¥17,262 million, from ¥9,659 million in the previous fiscal year. Net cash outflow decreased by ¥5,154 million due to the sale of land and structures adjacent to the Company’s head office in Japan as well as branches and warehouses in the United States and the reduction of cash used for capital investment to ¥4,494 million from ¥5,691 million in FY 2004. Cash usage increased because net securities purchases increased by ¥12,767 million to ¥16,762 million and our time deposits increased by ¥621 million to ¥1,162 million, as a result of an accumulation of funds in preparation for the payments due to redeem our ¥12,994 million outstanding convertible bonds maturing in March 2005 as well as the management of funds on hand.

Net cash used in financing activities amounted to ¥6,596 million, compared with ¥13,381 million in the previous fiscal year. This included ¥2,220 million used to purchase and retire treasury stock (2,074,685 shares) and ¥2,610 million used to pay cash dividends. In FY 2004, net cash outflow from financing activities decreased by ¥6,785 million to ¥6,596 million mainly due to a decrease in net repayment of short-term borrowings, a decrease in the redemption of bonds and the repayment of club members’ deposits.

As a result of these activities as well as the effects of exchange rate changes, our cash and cash equivalents at March 31, 2004 amounted to ¥24,576 million, up ¥4,206 million from the end of fiscal 2003.

Capital Expenditures

Makita has continued to allocate sizable amounts of funds for capital expenditures, which Makita believes is crucial for sustaining long-term growth. However, in view of the severity of its current market competition, the Company has focused its capital investments principally on expanding its new plant in China and purchasing metal molds for new products to be manufactured in Japan and China and in certain other areas, which enabled the Company to reduce the amount of its capital expenditures in fiscal 2004 compare to fiscal 2003. Total capital expenditures amounted to ¥5,958 million, ¥5,691 million and ¥4,494 million for fiscal 2002, 2003 and 2004, respectively. Capital expenditures in fiscal 2004 were mainly for the purchase of molds for new products and construction of production facilities in Japan and Chinese plants. The capital investments of the Company amounted to approximately ¥1.9 billion, while the capital investments of overseas subsidiaries including manufacturing subsidiaries in such countries as Germany, China, and the United States amounted to approximately ¥2.6 billion. Capital expenditures for Makita’s consolidated subsidiaries consisted primarily of the construction of a headquarters building for Makita (Australia) Pty. Ltd., the purchase of metal molds for new products of Dolmar GmbH, the acquisition of production equipment by Makita (China) Co., Ltd. and the construction of an assembly plant for Makita (Kunshan) Co., Ltd.
All of Makita’s capital expenditures in fiscal 2004 were funded through internal sources.

Under its investment plans for fiscal 2005, the Makita Group is scheduled to make capital investments totaling ¥6.0 billion, 34% higher than for the fiscal 2004. Of this total, the Company plans to make direct investments of ¥2.8 billion and its consolidated subsidiaries will invest ¥3.2 billion.

Fiscal year 2003

Cash Flows

During fiscal 2003, Makita’s cash flows from operating activities served as the basic financing source for funds required for operating activities, capital investment, research and development cost and the payment of dividends. Capital investment was restrained to below the level of depreciation during fiscal 2003, just as in the previous fiscal year. Net cash provided by operating activities was ¥27,141 million, compared with ¥20,196 million in the previous fiscal year, mainly reflecting an increase in net income from ¥133 million in FY 2002 to ¥6,723 million in FY 2003. Net cash used in investing activities amounted to ¥9,659 million, compared with ¥1,151 million in net cash used in investing activities in the previous fiscal year. This reflected cash outflow due to capital expenditures, which were mainly for the construction of a new headquarters facility in Japan and the net outflow in connection with the purchase and sales of marketable and investment securities. Marketable and investment securities are available for current operations and redemption of convertible bonds due in FY 2005. Principally reflecting a drop in short-term borrowings, due to the promotion of intra-Group financing transactions as well as the purchase of common stock of Makita, net cash used in financing activities amounted to ¥13,381 million, compared with ¥16,318 million in the previous fiscal year.

As a result of the preceding activities as well as the effects of exchange rate changes on cash and cash equivalents, cash and cash equivalents, end of year, increased ¥4,640 million, to ¥20,370 million.

Capital Expenditures

Makita has continued to allocate sizable amounts of funds for capital expenditures, which Makita believes is crucial to sustaining long-term growth. In view of the harshness of the operating environment, however, Makita limited its capital expenditures in FY 2003 to ¥5,691 million, which was mainly used for the construction of a new head quarters facility and the productive purchase of molds for new products in Japan and China.

Financial Position
Total assets at the end of fiscal 2004 amounted to ¥278,116 million, down 0.2% from the previous fiscal year-end. Total current assets increased 12.0%, to ¥194,445 million, owing to such factors as the appreciation of securities. Property, plant and equipment, at cost less accumulated depreciation, decreased 21.9%, to ¥52,965 million, reflecting the impairment of certain assets and the restraint of capital investment to an annual rate lower than the rate of depreciation. Investments and other assets dropped 17.5%, to ¥30,706 million, because of a decrease in deferred tax assets. Total current liabilities grew 46.6%, to ¥46,623 million, reflecting the shift of convertible bonds maturing in March 2005 to the current portion of long-term debt as well as a rise in outstanding income taxes that accompanied the increase in income before income taxes. Long-term liabilities dropped 41.7%, to ¥36,891 million, mainly because of the shift of convertible bonds to the current portion of long-term debt as well as a drop in provisions for retirement allowances that accompanied an improvement in the profitability of pension fund management. Working capital amounted to ¥147,822 million at the end of fiscal 2004. The current ratio was 4.2 times, compared with 5.5 at the previous year-end. Shareholders’ equity grew 6.0%, to ¥193,348 million, because of the rise in net income as well as the recovery in stock markets, which increased the value of net unrealized holding gains on available-for-sale securities and the minimum pension liability adjustment within total accumulated other comprehensive loss. As a result, the shareholders’ equity ratio rose to 69.5%, from 65.5% at the previous fiscal year-end.

C.     Research and development, patents and licenses

Approximately 420 of Makita’s employees are engaged in research and development activities and product design. Makita also employs approximately 110 trained personnel in production engineering, and has developed a number of the machine tools currently used in its factories. The majority of such personnel are engaged in research and development of mechanical innovations, and the remainders are engaged in electric, electronic and other applications.

Makita places high priority on R&D and believes that strong capabilities in R&D are crucial to its continuing development of high-quality, reliable products that meet users’ needs. In FY 2004, Makita allocated ¥4,086 million to R&D, up 6.0% from the allocation in the previous year. This was equivalent to 2.2% of net sales. In FY 2003, Makita allocated ¥3,856 million for R&D, up 2.9% from the ¥3,746 million allocation in FY 2002. The ratio of R&D expenses to net sales in FY 2003 was 2.2% compared to 2.3% in FY 2002.

The Company is placing higher priority on designing power tools that are smaller and lighter, feature electronic controls and have internal power sources that allow cordless operation. Additional design priorities include developing units that feature low noise, low vibration, measures to restrain dust emissions and new safety features. Still another priority is to design units that can be recycled to address environmental concerns. Moreover, to respond quickly to customers needs, the Company is also placing emphasis on shortening the time needed for new product development.

To strengthen initiatives to reduce costs, in FY 2004 the Company focused development activities on a more limited range of items and set objectives for developing models that use more standard parts. New products developed in FY 2004 included a rechargeable impact driver, an interior, right-angle circular saw and other products.

In addition, the Company expanded its development program for the MAKTEC series. Parts for this series are mostly procured locally in China. In addition, the MAKTEC series focus on performance in practical work settings and limit the number of features to achieve an improved balance between cost and performance. The basic concept of this series is the development of products that offer sufficient durability along with quality and safety.

D.     Trend information

In the United States, despite a decline in orders from home centers, a steady rise in orders for professional-use products is expected. Moreover, the Company has reorganized its distribution bases and is continuing to reduce its inventories and distribution costs with the goal of strengthening its structural profitability.
In Europe, the launch of numerous new products spurred robust orders, and inventories were maintained at appropriate levels. In the future, the Company expects growth in orders from Eastern European countries and Russia. In Japan, the demand for power tools remains lackluster, but sales of new products designed for the home refurbishing and reform market have been strong.

E.     Off-balance sheet arrangements

The Company did not have any off-balance sheet arrangements as of March 31, 2004.

F.     Tabular disclosure of contractual obligations

		Yen (millions)
		Expected maturity date, year ending March 31,
							Other and
	Total	2005	2006	2007	2008	2009	Thereafter
Japanese yen convertible bonds	12,994	¥12,994	¥–	¥–	¥–	¥–	¥–
Foreign currency loans from bank	1,044	1,044	–	–	–	–	–
Japanese yen loans from Japanese companies	800	800	–	–	–	–	–
Japanese yen loans from banks and insurance companies	6,391	–	6,391	–	–	–	–
Club members’ deposits	13,045	–	–	–	–	–	13,045
Capital lease	263	90	87	41	13	7	25
Operating lease	2,094	578	462	324	241	198	291
Purchase Obligation	8,175	8,175	–	–	–	–	–

Total	¥44,806	¥23,681	¥6,940	¥365	¥254	¥205	¥13,361

		U.S. Dollars (thousands)
		Expected maturity date, year ending March 31,
	Total	2005	2006	2007	2008	2009	Thereafter
Japanese yen convertible bonds	124,942	$124,942	$–	$–	$–	$–	$–
Foreign currency loans from bank	10,038	10,038	–	–	–	–	–
Japanese yen loans from Japanese companies	7,692	7,692	–	–	–	–	–
Japanese yen loans from banks and insurance companies	61,452	–	61,452	–	–	–	–
Club members’ deposits	125,433	–	–	–	–	–	125,433
Capital lease	2,529	866	837	394	125	67	240
Operating lease	20,135	5,558	4,442	3,316	2,317	1,904	2,798
Purchase Obligation	78,606	78,606	–	–	–	–	–

Total	$430,827	$227,7024	$66,731	$3,510	$2,442	$1,971	$128,471

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

The Directors and Statutory Auditors of the Company as of June 29, 2004 are as follows:

Masahiko Goto
Current Position: President, Representative Director since May 1989
Date of Birth: November 16, 1946
Director since: May 1984

Masami Tsuruta
Current Position: Managing Director, General Manager of Domestic Sales Headquarters since June 2003
Date of Birth: December 26, 1942
Director since: June 1995
Business Experience:
June 1995: Director, Assistant General Manager of Domestic Sales Headquarters
June 1997: Director, General Manager of Domestic Sales Marketing Headquarters

Yasuhiko Kanzaki
Current Position: Director, General Manager of International Sales Headquarters (Europe Area) since June 2003
Date of Birth: July 9, 1946
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
Director since: June 2001
Business Experience:
October 2000: Assistant General Manager of Production Headquarters
April 2001: General Manager of Personnel Department

Tadayoshi Torii
Current Position: Director, General Manager of Production Headquarters since June 2003
Date of Birth: December 10, 1946
Director since: June 2001
Business Experience:
October 1998: General Manager of Production Department
June 2001: Director, General Manager of Quality Control Headquarters

Tomoyasu Kato
Current Position: Director, General Manager of Research and Development Headquarters since June 2001
Date of Birth: March 25, 1948
Director since: June 2001
Business Experience:
March 1999: General Manager of Technical Administration Department

Kazuya Nakamura
Current Position: Director, General Manager of International Sales Headquarters (Asia and Oceania Area) since June 2003
Date of Birth: April 13, 1948
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
Director since: June 2003
Business Experience:
April 1995: Manager of Tokyo Branch Office

Akio Kondo
Current Position: Standing Statutory Auditor since June 2004
Date of Birth: February 3, 1946
Statutory Auditor since: June 2004
Business Experience:
October 1995: General Manager of Accounting & Finance Department

Hiromichi Murase
Current Position: Standing Statutory Auditor since June 2004
Date of Birth: April 5, 1946
Statutory Auditor since: June 2004
Business Experience:
June 1998: General Manager of General Affairs Department

Keiichi Usui
Current Position: Outside Statutory Auditor since June 1994
Date of Birth: August 9, 1933
Statutory Auditor since: June 1994

Shoichi Hase
Current Position: Outside Statutory Auditor since June 2001
(Patent attorney, Hase International Patent office)
Date of Birth: March 30, 1934
Statutory Auditor since: June 2001
April 1967: Established Hase Patent Attorney Office

The term of each director listed above expires in June 2005. The term of each of Mr. Akio Kondo and Mr. Hiromichi Murase as Standing Statutory Auditor and Mr. Shoichi Hase as Statutory Auditor expires in June 2008. The term of Mr. Usui as Statutory Auditor expires in June 2007.
There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Statutory Auditor.

B.     Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during the fiscal year ended March 31, 2004 to all Directors and Statutory Auditors, who served during the fiscal year ended March 31, 2004, totaled ¥133 million and paid by the Company during the fiscal year ended March 31,2003 to all Directors and Statutory Auditors, who served during the fiscal year ended March 31,2003, totaled ¥129 million. Some of the fringe benefits provided by the Company to its employees in Japan, such as medical and dental service insurance and welfare pension insurance are also made available to Directors and Standing Statutory Auditors.

The Company has an unfunded retirement and termination allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount set aside as retirement allowances for Directors and Statutory Auditors was ¥427 million as of March 31, 2003 and was decreased to ¥369 million as of March 31, 2004.

C.     Board practices

The Company’s Articles of Incorporation provide for a Board of Directors of 15 or less Directors and 3 to 5 Statutory Auditors. All Directors and Statutory Auditors are elected at general meetings of shareholders. In general, the term of office of Directors expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within 2 years after their assumption of office, and in the case of Statutory Auditors, within 4 years after their assumption of office; however, Directors and Statutory Auditors may serve any number of consecutive terms. With respect to each expiration dates of the term of office of Directors and Statutory Auditors, see “A. Directors and senior management” in this item above.

The Directors constitute the Board of Directors, which has the ultimate responsibility for administration of our affairs. The Board of Directors may elect from among its members a Chairman and Director, one or more Vice Chairmen and Directors, a President and Director, one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors. From among the Directors referred to above, the Board of Directors may elect one or more Representative Directors. Each Representative Director has the authority individually to represent the Company in the conduct of the affairs of the Company.

The Statutory Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Statutory Auditors is required to be a person who has not been a director, executive officer, general manager or any other employee of the Company or any of its subsidiaries during the 5-year period prior to his election as a Statutory Auditor. After the conclusion of each ordinary general meeting of shareholders held for any fiscal year ending on or after May 1, 2005, at least half of the Statutory Auditors are required to be persons who have never been in the past a director, executive officer, general manager or any other employee of the Company or any of its subsidiaries. The Statutory Auditors may not, while acting as such, be directors, general managers or any other employees of the Company or any of its subsidiaries, or executive officers of any of the Company’s subsidiaries.

Each Statutory Auditor has the statutory duty to supervise the administration by the Directors of the Company’s affairs and also to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders. They are required to attend meetings of the Board of Directors but are not entitled to vote. In addition to Statutory Auditors, independent certified public accountants or an audit corporations must be appointed by general meetings of shareholders. Such independent certified public accountants or audit corporations have, as their primary statutory duties, a duty to examine the financial statements proposed to be submitted by the Board of Directors at general meetings of shareholders and to report their opinion thereon to the Statutory Auditors and the Directors.

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

Exemptions from certain NASDAQ Corporate Governance Rules

Pursuant to exemptions granted by the National Association of Securities Dealers Automated Quotations (the “NASDAQ”), Makita Corporation (the “Company”) is permitted to follow certain corporate governance practices complying with Japanese laws, regulations, stock exchange rules, or generally accepted business practices in lieu of the NASDAQ rules on corporate governance (the “NASDAQ Rules”). Set forth below are the corporate governance exemptions the Company currently receives from NASDAQ.

1.  Directors. The Company is exempt from the NASDAQ requirement relating to directors that currently requires the Company’s board of directors to be comprised of a majority of independent directors. Unlike the NASDAQ Rules, the Commercial Code of Japan and related legislation (including the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha, and collectively, the “Code”) do not require Japanese companies with boards of statutory auditors such as the Company to have any independent directors on its board of directors.

2.  Audit Committee. The Company plans to avail itself of paragraph (c)(3) of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of statutory auditors, subject to certain requirements which continue to be applicable under Rule 10A-3. The Company is exempt from the NASDAQ requirement relating to audit committees that currently requires the Company to have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must be independent. Unlike the NASDAQ Rules, under the Code, at least one of the statutory auditors of the Company must be “independent”, which is such person who was not a director, executive officer, general manager, or any other employee of the Company or any of its subsidiaries during the five-year period prior to such statutory auditor’s election. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on and after May 1, 2005, at least half of the statutory auditors will be required to be persons who have not been a director, executive officer, general manager, or any other employee of the Company or any of its subsidiaries at any time prior such statutory auditor’s election. Statutory auditors may not at the same time be directors, general managers, or any other employees of the Company or any of its subsidiaries, or executive officers of any of the Company’s subsidiaries.

3.  Meetings of Ordinary Shareholders. The Company is exempt from the quorum requirement of the NASDAQ, which currently requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3 percent of the outstanding shares of a company’s common voting stock. In keeping with the Code and generally accepted business practices in Japan, the Company’s Articles of Incorporation provide that except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights of all the shareholders represented at the meeting. The Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of directors and statutory auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Code and the Company’s Articles of Incorporation also provide that in order to amend the Company’s Articles of Incorporation and in certain other instances, including, a reduction of stated capital, the removal of a director or statutory auditor, dissolution, merger or consolidation subject to a certain exception under which shareholders resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation subject to a certain exception under which shareholders resolution is not required, share exchange or share transfer for the purpose of establishing one hundred percent parent-subsidiary relationships subject to a certain exception under which shareholders resolution is not required, splitting of the corporation into two or more corporations subject to a certain exception under which shareholders resolution is not required, or any offering of new shares at a “substantially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock (“stock acquisition rights”) or bonds with stock acquisition rights under “substantially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be one-third of the total number of voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required.

D.     Employees

The following table sets forth information about number of employees:

	Year ended March 31,
	2002	2003	2004
Categorized by Geographic Areas
Japan	3,245	3,057	3,041
Overseas	4,912	5,287	5,392

Total	8,157	8,344	8,433

During the fiscal year ended March 31, 2004, the Company hired on average approximately 120 temporary employees in Japan who were not entitled to retirement or certain other fringe benefits which regular full-time employees receive.
The Company has a labor contract with the Makita Union covering wages and conditions of employment. All full-time employees of the Company in Japan, except management, and certain other employees, must be union members. The Makita Union is affiliated with the Japanese Electrical Electronic & Information Union. The Company has not been materially affected by any work stoppages or difficulties in connection with labor negotiations in the past.

E.     Share ownership

The total number of shares of the Company’s Common Stock owned by the Directors and Statutory Auditors as a group is as follows:

Identity of	Number of	Percentage of
Person or Group	Shares Owned	voting right
Directors and Statutory Auditors	2,079,783	1.41%

The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of June 29, 2004.

Name	Position	Number of shares
Masahiko Goto	President, Representative Director	1,958,943
Masami Tsuruta	Managing Director	14,722
Yasuhiko Kanzaki	Director	9,469
Ken-ichiro Nakai	Director	10,270
Tadayoshi Torii	Director	11,000
Tomoyasu Kato	Director	10,672
Kazuya Nakamura	Director	6,000
Masahiro Yamaguchi	Director	5,000
Shiro Hori	Director	6,977
Tadashi Asanuma	Director	4,000
Hisayoshi Niwa	Director	5,000
Zenji Mashiko	Director	5,000
Akio Kondo	Standing Statutory Auditor	6,080
Hiromichi Murase	Standing Statutory Auditor	4,450
Keiichi Usui	Outside Statutory Auditor	7,200
Shoichi Hase	Outside Statutory Auditor	15,000

The shareholders listed above do not have voting lights that are different to the other shareholders of the Company.

Item 7.	Major Shareholders and Related Party Transactions

A.     Major Shareholders

The following table sets forth the shareholders of 5% or more of the Company’s outstanding common stock on the list of shareholder as of March 31, 2004.

Identity of	Number of	Percentage of
Person or Group	Shares Owned	voting right
Northern Trust Company (AVFC) Sub-account American Client	10,138,700	6.85%

Japan Trustee Services Bank, Ltd. (Trust account)	8,175,000	5.52

Except for Masahiko Goto holding 1.32% of the Company’s outstanding common stock as of March 31, 2004, none of the Company’s Directors and Statutory Auditors is the owner of more than one percent of the Company’s Common Stock.

As of March 31, 2004, 148,006,992 shares of the Company’s common stock were outstanding. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Securities and Exchange Law of Japan.

Under the Securities and Exchange Law of Japan, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the shares with voting rights of a company listed on a Japanese stock exchange (including ADSs representing such shares), must file a report concerning the shareholding with the Director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of the Company’s common stock as of the dates indicated in the reports described below.

Name of Beneficial Owner	Number of Shares	Percentage
Silchester International Investors Limited	9,267,000	6.06%

Barclays Global Investors, N.A.	7,855,003	5.31%

Nippon Life Insurance Company	7,601,503	5.14%

The number of shares owned by Silchester International Investors Limited and its related entities is based on a report filed under the Securities and Exchange Law of Japan stating that Silchester International and its related entities held or was deemed to hold beneficially, as of June 21, 2002, 9,267,000 shares of the Company’s common stock.

The number of shares owned by Barclays Global Investors, N.A. and its related entities is based on a report filed under the Securities and Exchange Law of Japan stating that Barclays Global Investors, N.A. and its related entities held or was deemed to hold beneficially, as of June 30, 2004, 7,855,003 shares of the Company’s common stock.

The number of shares owned by Nippon Life Insurance Company and its related company is based on a report filed under the Securities and Exchange Law of Japan stating that Nippon Life Insurance Company and its related company held or was deemed to hold beneficially, as of April 30, 2004, 7,601,503 shares of the Company’s common stock.

Based on information made publicly available on or after April 1, 2001, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

		Shares Owned		Number of	Shares Owned
	Date of	Prior to		Shares	After the
Name of Shareholder	Transaction	Transaction	Percentage	Changed	Transaction	Percentage
Templeton Global Advisors Limited	May 1, 2001	10,834,839	7.08%	(1,537,588)	9,297,251	6.08%
Silchester International Investors Limited	April 23, 2001	–	–	–	7,661,000	5.01%
Templeton Global Advisors Limited	September 30, 2001	9,297,251	6.08%	(1,613,275)	7,683,976	5.02%
Goldman Sachs International	September 30, 2001	–	–	–	9,095,000	5.94%
Silchester International Investors Limited	June 21, 2002	7,661,000	5.01%	1,606,000	9,267,000	6.06%
Goldman Sachs International	March 31, 2002	9,095,000	5.94%	(2,762,100)	6,332,900	4.14%
Templeton Global Advisors Limited	September 30, 2002	7,683,976	5.02%	(1,657,000)	6,026,976	3.94%
Nippon Life Insurance Company	April 30, 2004	–	–	–	7,601,503	5.14%
Barclays Global Investors, N.A.	June 30, 2004	–	–	–	7,855,003	5.31%

As of March 31, 2004, the Company had 148,006,992 outstanding shares of common stock. According to the Bank of New York, depositary for the Company’s ADSs, as of March 31, 2004, 3,058,800 shares of the Company’s common stock were held in the form of ADRs and there were 51 ADR holders of record in the United States. According to the Company’s register of shareholders and register of beneficial owners, as of March 31, 2004, there were 11,131 holders of common stock of record worldwide and the number of record holders in the United States was 48.

The major shareholders do not have voting rights that are different to the other shareholders of the Company.

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese or any foreign government.

B.     Related party transactions

Makita sells and purchases products, materials, supplies and services to and from affiliated companies in the ordinary course of business.
No Director or Statutory Auditor has been indebted to the Company or any of its subsidiaries at any time during the latest three fiscal years. Neither the Company nor any of its subsidiaries expects to make any loans to Directors or Statutory Auditors in the future.
See Note 18 to the consolidated financial statements.

C.     Interest of experts and counsel

     Not applicable

Item 8.	Financial Information

A.     Consolidated statements and other financial information

1-3.  Consolidated Financial Statements.
Makita’s audited consolidated financial statements are included under “Item 18 – Financial Statements”. Except for Makita’s consolidated financial statements included under Item 18, no other information included in this annual report has been audited by Makita’s Independent Registered Public Accounting Firm.

4.  Not applicable.

5.  Not applicable.

6.  Export Sales.
See “Information on the Company – Business Overview – Principal Markets, Distribution and After-Sale Services”.

7.  Legal or arbitration proceedings
There are no material pending legal or arbitration proceedings to which Makita is a party and which may have, or have had in the recent past, significant effects on Makita’s financial position or profitability.

8.  Dividend Policy
Makita has previously had a basic profit distribution policy of striving to strengthen its capabilities and financial position to promote stable operations over the long term while sustaining annual cash dividends per share at a stable 18 yen. However, in light of such factors as the increasing diversity of shareholder needs regarding dividends, the Company has reconsidered its profit distribution policy.
Consequently, beginning from the fiscal year ended March 31, 2004, Makita has expanded the scope of its basic profit distribution policy goals to include, in addition to the previous goals of stable operations over the long term and stable annual cash dividends of 18 yen per share, the goal of keeping its dividend payout ratio at 30% or higher. In addition, in order to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit, Makita is continuing to consider repurchases of its outstanding shares in light of trends in stock prices. The Company intends to retire treasury stock when necessary based on consideration of the balance of treasury stock and its capital policy.
Regarding internal reserves, Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

According to this basic policy, the Company paid cash dividends in fiscal 2004 of ¥22.0 per share including a special dividend of ¥4 per share, increased by ¥4 compared to fiscal 2003. In fiscal 2000, the Company paid a special commemorative 85th anniversary cash dividend per share and ADS of ¥1, and thus cash dividends per share for fiscal 2000 amounted to ¥19.0.

The following table sets forth cash dividends per share of Common Stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	In Yen		In U.S. Dollars
Year ended March 31	Interim	Year-end	Interim	Year-end
2000	9.0	10.0	0.08	0.10
2001	9.0	9.0	0.07	0.07
2002	9.0	9.0	0.07	0.07
2003	9.0	9.0	0.07	0.07
2004	9.0	13.0	0.07	0.11

Note:
Cash dividends in U.S. dollars are based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

B.     Significant changes

No significant changes have occurred since the date of Makita’s latest annual consolidated financial statements.

Item 9.	The Offer and Listing

A.     Offer and listing details

The shares of common stock of the Company have been listed on the First Section of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange since 1970. The Company decided to discontinue its listing on the Osaka Securities Exchange due to the low level of trading volume in its shares on that exchange, and it was desisted from that exchange at the end of February 2003. The shares of common stock of the Company have been listed on the Amsterdam Stock Exchange (Euronext Amsterdam) since 1973, initially in the form of Continental Depositary Receipts. The Company’s American Depositary Shares, each representing five shares (from April 1, 1991, one share) of common stock and evidenced by American Depositary Receipts (“ADRs”), have been quoted since 1977 through the National Association of Securities Dealers Automated Quotation (“NASDAQ”) System under “MKTAY”.

The following table shows the high and low sales prices of the Common Stock on the Tokyo Stock Exchange for the periods indicated and the reported high and low bid prices of American Depositary Shares through the NASDAQ system.

	Tokyo Stock Exchange Price		NASDAQ Price
	Per Share of Common Stock		Per American Depositary Share
	(Yen)		(U.S. Dollars)
Fiscal year ended March 31,	High	Low	High	Low
2000	1,426	865	12.38	7.88
2001	1,100	711	9.88	5.94
2002	871	615	6.85	4.88
2003	909	654	7.55	5.35
2004	1,343	834	15.45	10.00

Quarterly
Fiscal year 2003
1st quarter ended June 30, 2002	909	755	6.95	6.25
2nd quarter ended September 30, 2002	837	661	6.95	5.89
3rd quarter ended December 31, 2002	898	654	7.25	5.35
4th quarter ended March 31, 2003	890	756	7.55	6.45

Fiscal year 2004
1st quarter ended June 30, 2003	978	834	8.30	7.07
2nd quarter ended September 30, 2003	1,109	906	9.33	7.62
3rd quarter ended December 31, 2003	1,109	937	10.24	8.73
4th quarter ended March 31, 2004	1,343	1,040	13.09	10.00

Monthly
January 2004	1,179	1,040	11.15	10.00
February 2004	1,298	1,123	12.00	10.50
March 2004	1,343	1,258	13.09	11.35
April 2004	1,546	1,315	14.10	12.88
May 2004	1,571	1,382	14.25	12.00
June 2004	1,686	1,452	15.34	13.27
July 2004 (through July 15)	1,686	1,452	15.45	14.60

B.     Plan of distribution

                              Not applicable

C.     Markets

                              See Item 9. A

D.     Selling shareholders

                              Not applicable

E.     Dilution

                              Not applicable

F.     Expenses of the issue

                              Not applicable

Item 10.	Additional Information

A.     Share capital

                              Not applicable

B.     Memorandum and articles of association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Anjo Branch Office of the Nagoya Legal Affairs Bureau of the Ministry of Justice of Japan.

Objects and purposes

Article 2 of the Articles of Incorporation of the Company provides that the purposes of the Company are to engage in the following businesses:

•	Manufacture and sale of machine tools including electric power tools, pneumatic tools, etc., and wood-working tools;
•	Manufacture and sale of electric machinery and equipment and various other machinery and equipment;
•	Manufacture and sale of interior furnishings and household goods and their installation work;
•	Purchase, sale, lease and management of real estate;
•	Operation of sporting and recreational facilities;
•	Casualty insurance agency and business relating to offering of life insurance;
•	Tourist business under the Travel Agency Law;
•	Acquisition, assignment and licensing of industrial property rights, copyrights and other intellectual property rights and provision of technical guidance;
•	Investment in various kinds of business; and
•	All other business incidental or relative to any of the preceding items.

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

In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered or recorded on the Company’s register of shareholders in writing or digitally, in accordance with the Company’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. (“JASDEC”). If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as securities company or a commercial bank having a clearing account with JASDEC. All shares of Common Stock deposited with JASDEC will be registered in the name of JASDEC on the Company’s register of shareholders. Each participating shareholder will in turn be registered on the Company’s register of beneficial shareholders and be treated in the same way as shareholders registered on the Company’s register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial shareholders may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from the Company. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

Authorized capital

Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 287,000,000 shares.

As of March 31, 2004, 148,006,992 shares of Common Stock were in issue.

All shares of Common Stock of the Company have no par value.

Dividends

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that year-end dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Board of Statutory Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Statutory Auditors. In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of September 30 of each year, without shareholders’ approval, but subject to the limitations described below.

The Commercial Code provides that a company may not make any distribution of profit by way of year-end or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or equal to one-tenth of the amount of such interim dividends until the aggregate amount of its additional paid-in capital and its legal reserve equals to one-quarter of its stated capital. Under the Commercial Code, the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets, on a non-consolidated basis, over the aggregate of:

(i)	its stated capital;
(ii)	its additional paid-in capital;
(iii)	its accumulated legal reserve;
(iv)	the legal reserve to be set aside in respect of the fiscal period concerned; and
(v)	such other amounts as are provided for by an ordinance of Ministry of Justice of Japan.
(y)	In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as of the last date of the preceding fiscal year, but adjusted to reflect (a) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof; (b) any subsequent transfer of retained earnings to stated capital; (c) if the Company has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders and/or a resolution of the Board of Directors, to purchase shares of Common Stock (see “Acquisition by the Company of Common Stock” below), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by the Company; and (d) such other amounts as are set out in an ordinance of the Ministry of Justice of Japan, provided that (x) if the Company reduces the amount of its stated capital, additional paid-in capital or accumulated legal reserve after the end of the preceding fiscal year, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) such other amounts as are set out in an ordinance of the Ministry of Justice of Japan, shall be added to the amount distributable as interim dividends as described above.

Interim dividends may not be paid if it is anticipated that at the end of the fiscal year net assets, on a non-consolidated basis, will be less than the aggregate of the amounts referred to in (i) through (v) above.

Under its Articles of Incorporation, the Company is not obligated to pay any dividends which are left unclaimed for a period of 3 years after the date on which they first became payable.

Stock splits

The Company may at any time split shares of Common Stock in issue into a greater number of shares by resolution of the Board of Directors, and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued to allow such stock split pursuant to a resolution of the Board of Directors rather than relying on a special resolution of a general meeting of shareholders, which is otherwise required for amending the Articles of Incorporation.

In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date therefor, at least 2 weeks prior to such record date. In addition, promptly after the stock split takes effect, the Company must give notice to each shareholder specifying the number of shares of Common Stock to which such shareholder is entitled by virtue of the stock split.

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

Voting rights

So long as the Company maintains the unit share system (see “–Unit share system” below; currently 1,000 shares of Common Stock constitute one unit), a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following 2 sentences. A corporate shareholder more than one-quarter of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to shares of Common Stock that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of shares of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights of all the shareholders represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders of the Company holding voting rights. The Company’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.

The Commercial Code and the Company’s Articles of Incorporation provide that in order to amend the Company’s Articles of Incorporation and in certain other instances, including: a reduction of stated capital; the removal of a Director or Statutory Auditor; dissolution, merger or consolidation subject to a certain exception under which shareholders resolution is not required; the transfer of the whole or an important part of the business; the taking over of the whole of the business of any other corporation subject to a certain exception under which shareholders resolution is not required; share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships subject to a certain exception under which shareholders resolution is not required; splitting of the corporation into 2 or more corporations subject to a certain exception under which shareholders resolution is not required; or any offering of new shares at a “substantially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock (“stock acquisition rights”) or bonds with stock acquisition rights under “substantially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

Issue of additional shares and pre-emptive rights

Holders of shares of Common Stock have no pre-emptive rights under the Articles of Incorporation of the Company. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “substantially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than 2 weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least 2 weeks prior to the date on which such rights expire.

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

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of Common Stock held by them.

Record date

March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders and beneficial shareholders who are registered or recorded as the holders of one or more full unit of shares in the Company’s registers of shareholders and/or beneficial shareholders in writing or digitally at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least 2 weeks’ prior public notice.

The price of shares of Common Stock generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of Common Stock

The Company may acquire shares of Common Stock through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors), by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors), or by purchase from a specific party other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). When such acquisition is made by the Company from a specific party other than a subsidiary of the Company, any other shareholder may make a request to a Representative Director, more than 5 calendar days prior to the relevant shareholders’ meeting, to include him/her as the seller in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, including that, in cases other than the acquisition by the Company of shares of Common Stock pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred from retained earnings to stated capital. If the Company purchases shares of Common Stock pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend the Company actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) to “Dividends” above, the Company may not acquire such shares.

Shares of Common Stock acquired by the Company may be held by it for any period or may be cancelled by resolution of the Board of Directors. The Company may also transfer to any person the shares of Common Stock held by it, subject to a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares and pre-emptive rights” above. The Company may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Unit share system

The Articles of Incorporation of the Company provide that 1,000 shares of Common Stock constitute one unit of shares. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than relying on by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000 or one-two hundredth of all issued shares.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than one full unit carries no voting rights.

Unless the Company’s shareholders amend the Articles of Incorporation of the Company by a special shareholders resolution to eliminate the provision not to issue share certificates for shares of Common Stock constituting less than one full unit, a share certificate for any number of shares of Common Stock constituting less than one full unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.

A holder of shares of Common Stock constituting less than one full unit may require the Company to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of the Company.

In addition, the Articles of Incorporation of the Company provide that a holder of shares of Common Stock constituting less than one full unit may request the Company to sell to such holder such amount of shares of Common Stock which will, when added together with the shares of Common Stock constituting less than one full unit, constitute one full unit of shares, in accordance with the provisions of the Share Handling Regulations of the Company.

A holder who owns ADRs evidencing less than 1,000 ADSs will indirectly own shares of Common Stock constituting less than one full unit. Although, as discussed above, under the unit share system holders of shares of Common Stock constituting less than one full unit have the right to require the Company to purchase such shares held by them or sell shares of Common Stock held by the Company to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of full units are unable to withdraw the underlying shares of Common Stock constituting less than one full unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares or sell shares of Common Stock held by the Company to such holders, unless the Company’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for shares of Common Stock constituting less than one full unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than one full unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Sale by the Company of shares held by shareholders whose location is unknown

The Company is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company continuously for 5 years or more.

In addition, the Company may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for 5 years or more at the shareholder’s registered address in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive dividends on the shares of Common Stock continuously for 5 years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company, the Company may sell or otherwise dispose of the shareholder’s shares at the then market price of shares of Common Stock by a resolution of the Board of Directors and after giving at least 3 months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares of Common Stock for such shareholder.

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan and regulations thereunder require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within 5 business days a report concerning such shareholdings.

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

E.     Taxation

The discussion below is intended for general information only and does not constitute a complete analysis of all tax consequences relating to the ownership of shares of Common Stock or ADSs. Prospective purchasers of shares of Common Stock or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

The following is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of shares of Common Stock or ADSs by an investor that holds those shares of Common Stock or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than such income taxation as limited to national taxes and inheritance and gift taxation. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of Common Stock or ADSs. Also, this summary does not purport to address all the material tax consequences that may be relevant to the holders of shares of Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for alternative minimum tax, investors that own or are treated as owning 10 percent or more of the Company’s voting stock, investors that hold shares of Common Stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws of the United States and Japan, judicial decisions, published rulings, administrative pronouncements, and United States Treasury Regulations, all as in effect on the date hereof, as well as on the applicable income tax convention between the United States and Japan, all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations.

U.S. Holders should note that the United States and Japan have ratified the new income tax convention (the “New Treaty”), which is to replace its predecessor income tax convention signed on March 8, 1971 (the “Prior Treaty”). The New Treaty entered into force on March 30, 2004 and shall be applicable in Japan, in place of the Prior Treaty, (i) with respect to taxes withheld at source, for amounts taxable on or after July 1, 2004, and (ii) with respect to taxes on income which are not withheld at source and the enterprise taxes, as regards income for any taxable year beginning on or after January 1, 2005 (subject to certain transitional rules with respect to both items (i) and (ii) above). The Prior Treaty shall cease to have effect in relation to any tax from the date on which the New Treaty shall be applicable (subject to certain transitional rules allowing for exceptions). Where relevant, U.S. Holders are urged to confirm with their tax advisors whether they are entitled to the treaty benefit provided under the Prior Treaty or the New Treaty, as the case may be.

In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement for ADSs, and in any related agreement, will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of Common Stock or ADSs that is, for U.S. federal income tax purposes:

1.	an individual citizen or resident of the United States;
2.	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia;
3.	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

4.	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

An “Eligible U.S. Holder” is a U.S. Holder that:

1.	is a resident of the United States for purposes of the Prior Treaty or the New Treaty, as applicable from time to time;
2.	does not maintain a permanent establishment or fixed base in Japan to which shares of Common Stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services); and
3.	is otherwise eligible for benefits under the Prior Treaty or the New Treaty, as applicable, with respect to income and gain derived in connection with shares of Common Stock or ADSs.

In general, taking into account the earlier assumption, for purposes of the Prior Treaty and the New Treaty, as applicable, and for U.S. federal income and Japanese tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of shares of Common Stock represented by those ADSs, and exchanges of shares of Common Stock for ADSs, and exchanges of ADSs for shares of Common Stock, will not be subject to U.S. federal income or Japanese income tax.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of Common Stock and of ADRs evidencing ADSs representing shares of Common Stock who are either individuals who are not residents of Japan or non-Japanese corporations, without a permanent establishment in Japan (“non-resident Holders”).

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits in themselves are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is 20 percent. With respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of Common Stock) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2008, and (ii) 15 percent for dividends due and payable on or after April 1, 2008. As of the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.

Under the Prior Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor was limited to 15 percent of the gross amount actually distributed. However, under the New Treaty which would become applicable to dividends declared by the Company on or after July 1, 2004, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10 percent of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within 8 months after the Company’s fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

Gains derived from the sale of shares of Common Stock or ADSs outside Japan by a non-resident Holder holding such shares of Common Stock or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Prior Treaty and the New Treaty, as applicable.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADSs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

Holders of shares of Common Stock or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to holders of shares of Common Stock and ADSs that are U.S. Holders and that hold those shares or ADSs as capital assets (generally, for investment purposes).

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, under U.S. federal income tax law, the gross amount of any distribution made by us in respect of shares of Common Stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when actually or constructively received by the U.S. Holder, in the case of shares of Common Stock, or by the depositary, in the case of ADSs. Dividends paid by us will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporation.

Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the Common Stock or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15%. Investors should be aware that the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs or Common Stock should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.

The U.S. dollar amount of a dividend paid in Japanese yen will be determined based on the Japanese yen/U.S. dollar exchange rate in effect on the date that dividend is included in the income of the U. S. Holder, regardless of whether the payment is converted into U.S. dollars on such date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or the U.S. Holder otherwise disposed of the Japanese yen) will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss.

To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of Common Stock or ADSs exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution first will be treated as a tax-free return of the U.S. Holder’s adjusted tax basis in those shares or ADSs, and thereafter as U.S. source capital gain. Distributions of additional shares of Common Stock that are made to U.S. Holders with respect to their shares of Common Stock or ADSs and that are part of a pro rata distribution to all the Company’s shareholders generally will not be subject to U.S. federal income tax.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of Common Stock or ADSs will constitute income from sources outside the United States and generally will be treated separately, together with other items of “passive income” (or, in the case of some holders, “financial services income”) in computing foreign tax credit limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Prior or New Treaty, any Japanese withholding tax imposed in respect of a company dividend may be claimed either as a credit against the U.S. federal income tax liability of a U.S. Holder or, if the U.S. Holder elects not to take a credit for any foreign taxes that year, as a deduction from that U.S. Holder’s taxable income. Special rules will generally apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

•	has held shares of Common Stock or ADSs for less than a specified minimum period, or
•	is obligated to make payments related to our dividends,

will not be allowed a foreign tax credit for foreign taxes imposed on our dividends. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances, and accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The Internal Revenue Service (“IRS”) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, investors should be aware that the discussion above regarding the creditability of Japanese withholding tax on dividends could be affected by future actions that may be taken by the IRS.

Taxation of Capital Gains and Losses

In general, upon a sale or other taxable disposition of shares of Common Stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sales or other taxable disposition and the U.S. Holder’s adjusted tax basis in those Common Stock or ADSs. A U.S. Holder generally will have an adjusted tax basis in a share of Common Stock or an ADS equal to its U.S. dollar cost. In general, subject to the passive foreign investment company rules discussed below, such gain or loss recognized on a sale or other taxable disposition of shares of Common Stock or ADSs will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. Under U.S. federal tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other taxable disposition of shares of Common Stock or ADSs generally will be treated as derived from U.S. sources for U.S. foreign tax credit purposes.

Deposits and withdrawals of Common Stock in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Companies

Based on current estimates of our income and assets, we do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and we intend to continue our operations in such a manner that it is highly unlikely that we would become a PFIC in the future. However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) or the portion of our income that is characterized as passive under the PFIC rules. If we become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its shares of Common Stock or ADSs, any gain realized on a sale or other taxable disposition of shares of Common Stock or ADSs and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over a three-year period, or shorter holding period for the shares of Common Stock or ADSs) would be treated as realized ratably over the U.S. Holder’s holding period for the shares of Common Stock or ADSs; amounts allocated to prior years while we are a PFIC would be taxed at the highest tax rate in effect for each such year, and an additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income).

If a market-to-market election were made, a U.S. Holder would take into account each year the appreciation or depreciation in value of its shares of Common Stock or ADS, which would be treated as ordinary income or (subject to limitations) ordinary loss, as would gains or losses on actual dispositions of Common Stock or ADSs. Any U.S. Holder who owns shares of Common Stock or ADSs during any year that we are a PFIC would be required to file IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the shares of Common Stock or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of shares of Common Stock or ADSs that are neither U.S. Holders nor partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

Subject to the discussion below under “Backup Withholding and Information Reporting”, a Non-U.S. Holder generally will not be subject to any U.S. federal income or withholding tax on distributions received in respect of shares of Common Stock or ADSs unless the distributions are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if an applicable tax treaty requires, are attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder).

Subject to the discussion below under “Backup Withholding and Information Reporting”, a Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other disposition of shares of Common Stock or ADSs, unless:

(i)	the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such Non-U.S. Holder), or
(ii)	the Non-U.S. Holder is an individual who was present in the United States for 183 or more days in the taxable year of the disposition and other conditions are met.

Backup Withholding and Information Reporting

In general, except in the case of certain exempt recipients (such as corporations), information reporting requirements will apply to dividends on shares of Common Stock or ADSs paid to U.S. Holders in the United States or through certain U.S. related financial intermediaries and to the proceeds received upon the sale, exchange or redemption of shares of Common Stock or ADSs by U.S. Holders within the United States or through certain U.S. related financial intermediaries. Furthermore, backup withholding (currently at a rate of 28%) may apply to those amounts if a U.S. Holder fails to provide an accurate tax identification number, to certify that such holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding requirements.

Dividends paid to a Non-U.S. Holder in respect of shares of Common Stock or ADSs, and proceeds received in the sale, exchange or redemption of shares of Common Stock or ADSs by a Non-U.S. Holder, generally, are exempt from information reporting and backup withholding under current U.S. federal income tax law. However, a Non-U.S. Holder may be required to provide certification of non-U.S. status in order to obtain that exemption. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9, entitled

Request for Taxpayer Identification Number and Certification, in the case of U.S. persons, and on IRS Form W-8BEN, entitled Certificate of Foreign Status (or other appropriate IRS Form W-8), in the case of non-U.S. persons.

Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS.

THE SUMMARY OF U.S. FEDERAL INCOME AND JAPANESE TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. INVESTORS IN THE COMMON STOCK OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF COMMON STOCK OR ADSs, BASED ON THEIR PARTICULAR CIRCUMSTANCES.

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

Equity and Debt Securities Price Risk
Makita classified investments of debt securities for current operations as marketable securities within current assets. Other investments are classified as investment securities as a part of investments and other assets in the consolidated balance sheets. Makita does not hold marketable securities and investment securities for trading purposes. The fair value of certain of these investments expose Makita to equity price risks. These investments are subject to changes in the market prices of the securities. The maturities and fair values of such marketable securities and investment securities at March 31, 2003 and 2004 were as follows:

	Yen (millions)				U.S. Dollars (thousands)
	2003		2004		2004

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

Due within one year	¥34,018	¥34,112	¥57,478	¥58,580	$552,673	$563,269
Due after one year through five years	8,104	8,207	2,097	2,218	20,163	21,327
Due after five years	3,092	3,175	3,337	3,180	32,087	30,577
Indefinite periods	1,437	1,415	1,400	1,600	13,462	15,385
Equity securities	10,365	11,626	10,014	20,555	96,288	197,644

	¥57,016	¥58,535	¥74,326	¥86,133	$714,673	$828,202

Foreign Exchange Risk
Makita’s international operations and indebtedness denominated in foreign currencies expose Makita to the risk of fluctuation in foreign currency exchange rates. To manage this exposure, Makita enters into certain foreign exchange contracts with respect to a part of such international operations and indebtedness. The following table provides information about Makita’s major derivative financial instruments related to foreign currency transactions as of March 31, 2003 and March 31, 2004. Figures are translated into yen at the rates prevailing at March 31, 2003 and March 31, 2004, together with the relevant weighted average contractual exchange rates at March 31, 2004. All of the foreign exchange contracts listed in the following table have contractual maturities in FY 2003 and 2004.

	Yen (millions) (except average contractual rates)						U.S. Dollars (thousands)
	2003			2004			2004

			Average			Average
	Contract		contractual	Contract		contractual	Contract
	amounts	Fair Value	rates	amounts	Fair Value	rates	amounts	Fair Value

Foreign currency contracts;
U.S.$/Yen	¥2,860	¥(25)	¥118.84	¥3,656	¥69	¥107.21	$35,154	$663
Euro/Yen	2,531	(60)	126.56	3,035	112	133.59	29,183	1,077
A$/Yen	247	(5)	126.56	567	12	81.02	5,452	115
STG/Yen	68	2	70.58	48	0	190.17	462	0
Euro/STG	–	–	–	1,374	63	–	13,212	615
Other	38	0	–	770	17	–	7,402	155

Total	¥5,744	¥(88)		¥9,450	¥273		$90,865	$2,625

Foreign currency swaps:
U.S.$/Yen	¥5,748	¥(101)	¥118.52	¥240	¥27	¥119.99	$2,308	$260
Euro/Yen	6,367	(456)	121.28	2,537	77	133.52	24,394	740
CAN$/Yen	646	(8)	80.70	321	(2)	80.29	3,087	(19)
A$/Yen	992	(21)	70.85	1,984	(11)	79.35	19,077	(106)
NZ$/Yen	428	(4)	65.77	106	1	70.35	1,019	10
SFr./Yen	164	(12)	82.00	–	–	–	–	–

Total	¥14,345	¥(602)		¥5,188	¥92		$49,885	$885

Options purchased to sell foreign currencies:
U.S.$/Yen	¥309	¥3	¥116.75	¥270	¥7	¥105.93	$2,596	$67
Euro/Yen	505	1	126.19	197	5	131.40	1,894	48
Other	366	15	–	126	2	–	1,212	20

Total	¥1,180	¥19		¥593	¥14		$5,702	$135

Options written to buy foreign currencies:
U.S.$/Yen	¥316	¥(6)	¥119.33	¥277	¥(2)	¥108.39	$2,663	$(19)
Euro/Yen	519	(5)	129.86	201	(1)	134.18	1,933	(10)
Other	147	(0)	–	131	(1)	–	1,260	(9)

Total	¥982	¥(11)		¥609	¥(4)		$5,856	$(38)

Interest Rate Risk
Makita’s exposure to market risk due to changes in interest rates relates primarily to its debt obligations. The Company’s long-term debt bears fixed rates. Interest rate swaps may be entered into from time to time by Makita to hedge fair values of debt in accordance with Makita’s internal rules. Regarding obligations as of March 31, 2004, the following tables present information translated into yen at the rate prevailing at the balance sheet date, together with the relevant weighted average contractual interest rates at March 31, 2004.

			Yen (millions)
	Average		Year ending March 31,
	Interest rates	Total	2005	2006	2007	2008	2009	Thereafter

Japanese yen Convertible bonds	1.5%	¥12,994	¥12,994	¥–	¥–	¥–	¥–	¥–
Japanese yen loans from banks and insurance companies	3.3%	6,391	–	6,391	–	–	–	–
Japanese yen loans from Japanese companies	0.6%	800	800	–	–	–	–	–
Japanese yen
Capital lease	1.9%	263	90	87	41	13	7	25

Total		¥20,448	¥13,884	¥6,478	¥41	¥13	¥7	¥25

			U.S. Dollars (thousands)
	Average		Year ending March 31,
	Interest rates	Total	2005	2006	2007	2008	2009	Thereafter

Japanese yen
Convertible bonds	1.5%	$124,942	$124,942	$–	$–	$–	$–	$–
Foreign currency
loans from bank	3.3%	61,452	–	61,452	–	–	–	–
loans from banks and insurance companies	0.6%	7,692	7,692	–	–	–	–	–
Japanese yen
Capital lease	1.9%	2,529	866	837	394	125	67	240

Total		$196,615	$133,500	$62,289	$394	$125	$67	$240

Item 12.	Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

(a)  Evaluation of disclosure controls and procedures.

As of March 31, 2004, Makita performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. The evaluation was performed under the supervision of Masahiko Goto, Makita’s chief executive officer, and Ken-ichiro Nakai, Makita’s principal financial and accounting officer. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Based on the foregoing, Mr. Goto and Mr. Nakai concluded that Makita’s disclosure controls and procedures were effective.

(d)  Changes in internal controls over financial reporting.

There has been no change in Makita’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Makita’s Board of Directors has determined that Akio Kondo qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Kondo began his career at Makita in 1969, and from May 1979 to June 2004 he has worked in the field of finance and accounting. From April 1991, he served as an the Assistant General Manager of the Accounting & Finance Department, and from October 1995 he served as a General Manager of the Accounting & Finance Department, the division responsible for Makita’s consolidated reporting. Mr. Kondo was elected as one of Makita’s corporate auditors at an ordinary general meeting of shareholders held in June 2004. See Item 6.A. for additional information regarding Mr. Kondo.

Item 16B.	Code of Ethics

On May 20, 2003, Makita has adopted a code of ethics that applies to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. On March 17, 2004, Makita amended the code of ethics to: (1) ensure the protection of individuals who report questionable behavior to its Internal Audit Division and (ii) clarify that waivers to our code of ethics for employees must be requested in writing to its Internal Audit Division and for executive officers, directors and statutory auditors can only be granted by the board of directors, only if truly necessary and warranted, and must be promptly disclosed to shareholders.

Makita’s code of ethics is publicly available on its website at www.makita.co.jp.

If Makita makes any substantive amendments to the code of ethics or grants any waivers, including any implicit waiver, from a provision of this code to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, Makita will disclose the nature of such amendment or waiver on its website.

Item 16C.	Principal Accountant Fees and Services

KPMG AZSA & Co. has served as our Independent Registered Public Accounting Firm for each of the financial years in the three-year period ended March 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA & Co. and the various member firms of KPMG International to Makita in fiscal 2004 and fiscal 2003

	Yen (millions)
	2003	2004

Audit Fees (1)	¥137	¥164
Audit- related Fees (2)	4	3
Tax Fees (3)	15	11
All Other Fees(4)	120	127

Total	¥276	¥306

(1)	Audit Fees consist of fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for the audit of Makita’s annual or interim financial statements and services that are normally provided by the Independent Registered Public Accounting Firm in connection with statutory and regulatory filings or engagement.
(2)	Audit-related Fees consist of fees billed for assurance and related services by the Independent Registered Public Accounting Firm that are reasonably related to employee benefit plan audits, and consultation concerning financial accounting and reporting standards.
(3)	Tax Fees include fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for tax compliance, tax advice, tax planning and transfer pricing documentation.
(4)	All Other Fees comprise fees for all other services not included in any of other categories noted above. The Other fees include the risk management advisory services and treasury advisory services.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The Board of Statutory Auditors of Makita Corporation consisting of four members, including two outside corporate auditors, is responsible for the oversight of its Independent Registered Public Accounting Firm’s work. The Board of Statutory Auditors has established “Audit and Non-Audit Services Pre-approval Policies and Procedures,” effective as of August 7, 2003. The policies and procedures stipulate three means by which audit and non-audit services may be pre-approved, depending on the content of and the fee for the services.

Under the United States Sarbanes-Oxley Act of 2002 (the “Act”), the Audit Committee is required to pre-approve all audit and non-audit services provided by the Independent Registered Public Accounting Firm to the Company in order to assure that they do not impair their independence from the Company. To implement these provisions of the Act, the US Securities and Exchange Commission has issued rules specifying the types of services that an Independent Registered Public Accounting Firm may not provide to its audit client, as well as the audit committee’s administration of the engagement of the Independent Registered Public Accounting Firm.

Accordingly, the Audit Committee has adopted this Audit and Non-Audit Services Pre-approval Policy and Procedure, which sets forth the policies, procedures and the conditions for which such services proposed to be performed by Independent Registered Public Accounting Firm may be pre-approved. Under this policy, the Audit Committee authorizes general pre-approval of all such services, included Audit Services, Audit-related Services, Tax Services and All other Services. Under General Pre-approval protocol, the pre-approved services do not require specific pre-approval from the Audit Committee or its delegated member on a case-by-case basis.

The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise in the relevant appendix. The Audit Committee will annually review this policy, including the services that may be provided by the Independent Registered Public Accounting Firm without obtaining specific pre-approval from the Audit Committee, and make any necessary or appropriate changes to this policy. This policy is designed (1) to be detailed as to the particular services to be provided by the independent auditor, (2) to ensure that the Audit Committee is informed of each service provided by the independent auditor and (3) to ensure that the policies and procedures set forth herein do not include delegation of the Audit Committee’s responsibilities under the US Securities Exchange Act of 1934 to management. Nothing in this policy shall be interpreted to be a delegation of the Audit Committee’s responsibilities under the Securities Exchange Act of 1934 to management of the Company.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

The financial statements are filed as part of this annual report on Form 20-F.

Item 19.	Exhibits

1.1	The Articles of Incorporation, as amended and effective as of June 29, 2004 (English translation)

11.1	Code of Ethics

12.1	302 Certification

13.1	906 Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAKITA CORPORATION
By:	/s/ Masahiko Goto
Name:	Masahiko Goto
Title:	President and Representative Director

Date:  July 30, 2004

Makita Corporation and Consolidated Subsidiaries

Report of Independent Registered Public Accounting Firm

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 4 to the consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan
April 26, 2004, except as to note 19, which is as of June 28, 2004

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2003 AND 2004

A S S E T S

	Yen		U.S. Dollars
	(millions)		(thousands)
	2003	2004	2004
CURRENT ASSETS:
Cash and cash equivalents	¥20,370	¥24,576	$236,308
Time deposits	4,520	4,050	38,942
Marketable securities	39,193	63,990	615,288
Trade receivables-
Notes	2,122	2,254	21,674
Accounts	34,630	34,787	334,490
Less- Allowance for doubtful receivables	(1,456)	(1,346)	(12,942)
Inventories	62,606	54,326	522,365
Deferred income taxes	3,515	3,691	35,490
Prepaid expenses and other current assets	8,065	8,117	78,048

Total current assets	173,565	194,445	1,869,663

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land	21,497	18,326	176,211
Buildings and improvements	66,738	50,648	487,000
Machinery and equipment	78,221	73,000	701,923
Construction in progress	2,165	222	2,135

	168,621	142,196	1,367,269
Less- Accumulated depreciation	(100,823)	(89,231)	(857,990)

	67,798	52,965	509,279

INVESTMENTS AND OTHER ASSETS:
Investment securities	19,342	22,139	212,875
Deferred income taxes	10,386	880	8,462
Other assets	7,509	7,687	73,913

	37,237	30,706	295,250

	¥278,600	¥278,116	$2,674,192

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2003 AND 2004

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen		U.S. Dollars
	(millions)		(thousands)
	2003	2004	2004
CURRENT LIABILITIES:
Short-term borrowings	¥2,892	¥14,128	$135,846
Trade notes and accounts payable	13,956	15,351	147,606
Accrued payroll	7,162	7,168	68,923
Accrued expenses and other	3,535	3,830	36,827
Income taxes payable	3,858	6,093	58,586
Deferred income taxes	403	53	510

Total current liabilities	31,806	46,623	448,298

LONG-TERM LIABILITIES:
Long-term indebtedness	19,843	7,364	70,808
Club members’ deposits	14,207	13,045	125,433
Accrued retirement and termination benefits	27,462	15,905	152,933
Deferred income taxes	1,407	235	2,259
Other liabilities	316	342	3,288

	63,235	36,891	354,721

MINORITY INTERESTS	1,159	1,254	12,058

COMMITMENTS AND CONTINGENT LIABILITIES	–	–	–
SHAREHOLDERS’ EQUITY:
Common stock,
Authorized - 292,000,000 shares in 2003
287,000,000 shares in 2004
Issued - 153,006,992 shares in 2003
148,006,992 shares in 2004	23,803	23,803	228,875
Additional paid-in capital	45,419	45,421	436,740
Legal reserve	5,669	5,669	54,510
Retained earnings	137,753	138,819	1,334,798
Accumulated other comprehensive income (loss)	(25,134)	(17,048)	(163,923)
Treasury stock, at cost: - 7,039,116 shares in 2003
4,113,801 shares in 2004	(5,110)	(3,316)	(31,885)

	182,400	193,348	1,859,115

	¥278,600	¥278,116	$2,674,192

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2002, 2003 AND 2004

	Yen			U.S. Dollars
	(millions)			(thousands)
	2002	2003	2004	2004
NET SALES	¥166,169	¥175,603	¥184,117	$1,770,356
Cost of sales	109,182	110,226	110,322	1,060,789

GROSS PROFIT	56,987	65,377	73,795	709,567
Selling, general and administrative expenses	50,775	51,579	53,698	516,327
Loss (Gain) on disposals or sales of property, plant and equipment	339	1,330	(2,379)	(22,875)
Impairment of long-lived assets	–	–	7,780	74,807

OPERATING INCOME	5,873	12,468	14,696	141,308

OTHER INCOME (EXPENSES):
Interest and dividend income	848	786	869	8,356
Interest expense	(968)	(665)	(605)	(5,817)
Exchange gains (losses) on foreign currency transactions, net	273	(1,460)	(202)	(1,942)
Realized gains (losses) on securities, net	(2,740)	(2,590)	555	5,336
Other, net	117	753	857	8,240

Total	(2,470)	(3,176)	1,474	14,173

INCOME BEFORE INCOME TAXES	3,403	9,292	16,170	155,481

PROVISION FOR INCOME TAXES:
Current	4,027	2,294	8,745	84,087
Deferred	(757)	275	(266)	(2,558)

Total	3,270	2,569	8,479	81,529

NET INCOME	¥133	¥6,723	¥7,691	$73,952

	Yen			U.S. Dollars
NET INCOME PER SHARE OF COMMON STOCK:
Earnings per share
Basic	¥0.9	¥45.3	¥53.2	$0.51
Diluted	0.9	44.2	51.9	0.50
Cash dividends for the year	18.0	18.0	18.0	0.21

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2002, 2003 AND 2004

	Yen			U.S. Dollars
	(millions)			(thousands)
	2002	2003	2004	2004
COMMON STOCK:
Beginning balance	¥23,803	¥23,803	¥23,803	$228,875

Ending balance	¥23,803	¥23,803	¥23,803	$228,875

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	¥45,419	¥45,419	¥45,419	$436,721
Gain on sales of treasury stock	–	–	2	19

Ending balance	¥45,419	¥45,419	¥45,421	$436,740

LEGAL RESERVE:
Beginning balance	¥5,525	¥5,669	¥5,669	$54,510
Transfer from retained earnings	144	–	–	–

Ending balance	¥5,669	¥5,669	¥5,669	$54,510

RETAINED EARNINGS:
Beginning balance	¥136,488	¥133,723	¥137,753	$1,324,548
Net income	133	6,723	7,691	73,952
Cash dividends	(2,754)	(2,693)	(2,610)	(25,096)
Transfer to legal reserve	(144)	–	–	–
Retirement of treasury stock	–	–	(4,015)	(38,606)

Ending balance	¥133,723	¥137,753	¥138,819	$1,334,798

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	¥(18,688)	¥(16,446)	¥(25,134)	$(241,673)
Other comprehensive income (loss) for the year	2,242	(8,688)	8,086	77,750

Ending balance	¥(16,446)	¥(25,134)	¥(17,048)	$(163,923)

TREASURY STOCK:
Beginning balance	¥–	¥(2,229)	¥(5,110)	$(49,135)
Purchases	(2,247)	(2,881)	(2,227)	(21,413)
Retirement and sales	18	–	4,021	38,663

Ending balance	¥(2,229)	¥(5,110)	¥(3,316)	$(31,885)

DISCLOSURE OF COMPREHENSIVE INCOME (LOSS):
Net income for the year	¥133	¥6,723	¥7,691	$73,952
Other comprehensive income (loss) for the year	2,242	(8,688)	8,086	77,750

Total comprehensive income (loss) for the year	¥2,375	¥(1,965)	¥15,777	$151,702

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2002, 2003 AND 2004

	Yen			U.S. Dollars
	(millions)			(thousands)
	2002	2003	2004	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥133	¥6,723	¥7,691	$73,952
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	9,754	9,740	7,963	76,567
Accrued retirement and termination benefits	246	290	(591)	(5,683)
Deferred income taxes	(757)	275	(266)	(2,558)
Realized (gains)losses on securities, net	2,740	2,590	(555)	(5,336)
(Gain)Loss on disposals or sales of property, plant and equipment	339	1,330	(2,379)	(22,875)
Impairment of long-lived assets	–	–	7,780	74,807
Changes in assets and liabilities-
Trade receivables	(950)	647	(1,610)	(15,481)
Inventories	10,110	5,446	6,193	59,548
Payables and accrued expenses	(1,246)	343	3,175	30,529
Income taxes payable	(646)	33	2,368	22,769
Other, net	473	(276)	(828)	(7,960)

Net cash provided by operating activities	20,196	27,141	28,941	278,279

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(5,958)	(5,691)	(4,494)	(43,212)
Purchases of available for sale and held to maturity securities	(16,973)	(28,056)	(34,952)	(336,077)
Proceeds from sales and maturities of available for sale and held to maturity securities	18,497	24,061	18,190	174,904
Proceeds from sales of property, plant and equipment	534	488	5,154	49,558
Decrease (increase) in time deposits	4,122	(541)	(1,162)	(11,173)
Decrease (increase) in other assets, net	(1,373)	80	2	19

Net cash used in investing activities	(1,151)	(9,659)	(17,262)	(165,981)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in short-term borrowings	(7,058)	(4,254)	(882)	(8,481)
Redemption of bonds	(128)	(1,610)	–	–
Repayment of long-term indebtedness	(3,727)	(25)	–	–
Repayment of club members’ deposits	(422)	(1,918)	(884)	(8,500)
Purchases of common stock, net	(2,229)	(2,881)	(2,220)	(21,346)
Cash dividends paid	(2,754)	(2,693)	(2,610)	(25,096)

Net cash used in financing activities	(16,318)	(13,381)	(6,596)	(63,423)

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2002, 2003 AND 2004

	Yen			U.S. Dollars
	(millions)			(thousands)
	2002	2003	2004	2004
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	¥(985)	¥539	¥(877)	$(8,433)

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,742	4,640	4,206	40,442
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,988	15,730	20,370	195,866

CASH AND CASH EQUIVALENTS, END OF YEAR	¥15,730	¥20,370	¥24,576	$236,308

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for-
Interest	¥970	¥672	¥605	$5,817
Income taxes	4,673	2,262	6,377	61,317

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

Makita Corporation (“the Company”) is a recognized leader in manufacture and sale of portable electric power tools . The Company and its consolidated subsidiaries’ main products include circular saws, jig saws, planers, drills, hammers, grinders and sanders. The Company and its consolidated subsidiaries also manufacture and sell stationary woodworking machines and pneumatic tools as well as garden tools and products for indoor household use.

Domestic sales in Japan are made by the Company, while overseas sales are made under the Makita or Maktec brand name, almost entirely through sales subsidiaries and distributors. Approximately 78.7% of consolidated net sales for the year ended March 31, 2004 were generated from customers outside Japan, with 22.7% from North America, 36.0% from Europe and 20.0% from other areas.

The Company and its consolidated subsidiaries’ manufacturing and assembly operations are conducted primarily at two plants in Japan and seven plants overseas, located in the United States, Germany, the United Kingdom, Brazil, China and Canada.

2.	BASIS OF PRESENTING FINANCIAL STATEMENTS

Foreign subsidiaries translate their financial statements into Japanese yen from each of their functional currencies. The accounts and the financial statements of the Company and domestic subsidiaries are maintained and reported in their functional currency, the Japanese yen.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect all necessary adjustments, not recorded in the Company’s and its consolidated subsidiaries’ books, to present them in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

3.	SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

(b)	Foreign Currency Translation

Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No.52 “Foreign Currency Translation”, overseas subsidiaries’ assets and liabilities denominated in their local foreign currency are translated at the exchange rate in effect at each fiscal year-end and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The local currencies of the overseas subsidiaries are regarded as their functional currencies. The resulting currency translation adjustments are included in accumulated other comprehensive income (loss) in shareholders’ equity.

Foreign currency receivables and payables in each reporting entity are translated into the functional currency at the exchange rate in effect at each fiscal year-end .Transaction gains and losses are recognized in earnings in the period incurred.

(c)	Cash equivalents

For purposes of the consolidated balance sheets and the consolidated statements of cash flows, the Company considers highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

(d)	Marketable and Investment Securities

The Company conforms to SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities”. As a matter of policy, the Company does not engage in trading activities. Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Available-for-sale securities are debt and equity securities not classified as held-to-maturity securities.

Held-to-maturity securities are reported at amortized cost, adjusted for the amortization or accumulation of premiums or discounts. Except for non-marketable equity securities, available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded as a separate component of other comprehensive income (loss), net of applicable income taxes. Non-marketable equity securities are carried at cost.

A decline in fair value of any available-for-sale security below cost that is deemed to be other than temporary results in a write-down of the cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. To determine whether an impairment is other than temporary, the Company considers the period of time the fair value of an available-for-sale security has been below the cost basis of the investment, generally over nine consecutive months, financial condition and prospects of each investee company, the fair value of an available-for-sale security relative to the cost basis of the investment and other relevant factors.

The Company and its consolidated subsidiaries classify marketable securities in current assets which are available for current operations. Other investments are classified as investment securities as a part of non-current investments and other assets in the consolidated balance sheets.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings was determined by the average cost method.

(e)	Allowance for Doubtful Receivables

The Company and its consolidated subsidiaries provide allowances for doubtful receivables based upon historical write-off experience, adjusted to reflect current economic conditions, and specific customer collection issues, for which they conclude they will not fully recover all amounts due.

(f)	Inventories

Inventories are stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(g)	Property, Plant and Equipment and Depreciation

Depreciation of property, plant and equipment is computed by using the declining-balance method over the estimated useful lives. The depreciation period generally ranges from 10 years to 50 years for buildings and from 3 years to 10 years for machinery and equipment. Average rates of depreciation for the years ended March 31, 2002, 2003 and 2004 are summarized below:

	2002	2003	2004
Buildings and improvements	8.8%	11.9%	12.6%
Machinery and equipment	28.1%	28.3%	27.6%

Certain leased buildings, improvements, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2003 and 2004 was as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2003	2004	2004
Aggregate cost	¥946	¥701	$6,740
Accumulated depreciation	606	470	4,519

Expenditures for ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in earnings.

(h)	Goodwill and Other Intangible Assets

The Company conforms to SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets. “SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS No. 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead requires that an annual review for impairment be performed. The Company fully adopted the provisions of SFAS No. 141 and SFAS No. 142 on April 1, 2002. The adoption of SFAS No. 141 and SFAS No. 142 did not have any material effect on consolidated financial statements.

(i)	Research and Development Costs and Advertising Costs

Research and development costs, included in selling, general and administrative expenses in the consolidated statements of income, are expensed as incurred and totaled ¥3,746 million, ¥ 3,856 million and ¥4,086 million ($39,288 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

Advertising costs are also expensed as incurred and totaled ¥3,738 million, ¥3,616 million and ¥3,797 million ($36,510 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

(j)	Shipping and Handling Costs

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income. Shipping and handling costs were ¥4,759 million, ¥4,003 million and ¥4,418 million ($42,481 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

(k)	Income Taxes

The Company conforms to SFAS No.109, “Accounting for Income Taxes,” which requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

The Company conforms to SFAS No.87, “Employers’ Accounting for Pensions,” in accounting for retirement and termination benefit plans. Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses to be recognized in the consolidated financial statements in future periods. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets and assessment of current plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available consistent with the maturity of the pension benefits.

(n)	Earnings Per Share

The Company conforms to SFAS No.128, “Earnings per Share,” which establishes standards for computing and presenting earnings per share. SFAS No.128 also requires dual presentation of basic and diluted earnings per share on the face of the consolidated statements of income for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic and diluted earnings per share computation (see Note 13).

Basic earnings per share has been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflects the potential dilution computed on the basis that all convertible bonds were converted at the beginning of the year or at the time of issuance unless they were antidilutive.

(o)	Impairment of Long-Lived Assets

The Company conforms to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets, “which requires that long-lived assets and certain identifiable intangibles having finite useful lives to be held and used by an entity be reviewed for impairment, based on the undiscounted cash flows expected to be generated therefrom, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 also requires that any such impaired assets, other long-lived assets and certain identifiable intangibles to be held for use or “held for sale” be reported at the lower of carrying amount or fair value or fair value less cost to sell (for assets held for sale).

In fiscal 2004, the Company made a decision and vacated a certain research and development facility and a related administrative facility. As a result of this decision, the Company recorded an impairment charge of ¥1,541 million to reduce the carrying value of the research and development facility and a related administrative facility to its estimated fair value which was based on discounted future cash flows, less cost to dispose. In December 2003, in connection with ongoing strategic revenue growth and cost cutting initiatives, specifically including an evaluation of its corporate wide marketing and promotional activities and the cost benefit relationship therefrom, and the continued rationalization of certain personnel related costs, Makita made a decision to no longer consider a golf course owned by a consolidated subsidiary as a corporate asset and curtailed utilizing such for promotional, entertainment and employee welfare purposes. As a result of this decision, Makita performed impairment analysis by considering cash flows expected to be generated from the golf course on a stand alone basis and recorded an impairment charge of Yen 5,996 million to reduce the carrying value to its estimated fair value, as determined on a discounted cash flow basis. During the current year, Makita made a decision to sell part of its production facility in the United Kingdom rather than holding it for future use. As a result of this decision, Makita recorded an impairment charge of ¥243 million, based on the expected sales value less cost to sell the facility. The remaining carrying value of the production facility was insignificant as of March 31, 2004.

(p)	Derivative Financial Instruments

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

The Company and its consolidated subsidiaries use various derivative instruments to manage interest rate and currency exchange rate risk on specific underlying exposures on recorded items . To qualify for fair value hedge accounting in accordance with SFAS No. 133, the derivative instruments must be effective in reducing the risk exposure that they are designated to hedge. The Company and its consolidated subsidiaries formally designate and document the derivative instruments as an effective hedge of specific underlying exposures, as well as the risk management objectives and strategies for undertaking the hedge transactions at the time of entering into the hedge. Derivative instruments that meet established accounting criteria are formally designated as hedges at the inception of the contract. These criteria demonstrate that the derivative instruments are expected to be highly effective at offsetting changes in fair value of the underlying exposure both at the inception of the hedging relationship and on an ongoing basis.

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

(q)	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has identified the following areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, determination of the allowance for doubtful receivables, impairment on long-lived assets, realizability of deferred income tax assets, the determination of unrealized losses on securities of which the decline in market value is considered to be other than temporary, the actuarial assumptions on retirement and termination benefit plans and the determination of fair value of derivative instruments.

(r)	Revenue Recognition

The Company and its consolidated subsidiaries recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss has passed to the customers, the sales price is fixed or determinable and collectibility is reasonably assured, which occurs when products are shipped to customers. When repairs are made and charged to customers, revenue from this source is recognized when the repairs have been completed and the item is shipped to the customer. In addition, the Company deducts sales incentives from revenues, such as co-op advertisement and slotting fees where the Company is not receiving an identifiable benefit, volume based rebates and cash discounts. Such deductions from revenues are estimated and recorded at the time the revenues are recognized, based on past experience and the content of contracts with customers.

(s)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2004.

4.	TRANSLATION OF FINANCIAL STATEMENTS

Solely for the convenience of the reader, the accompanying consolidated financial statement amounts for the year ended March 31, 2004 are also presented in U.S. Dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥104 to US$1 at March 31, 2004. This translation should not be construed as a representation that the amounts shown could be or could have been converted into United States dollars at such rate.

5.	INVENTORIES

Inventories as of March 31, 2003 and 2004 comprised the following:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2003	2004	2004
Finished goods	¥53,068	¥44,159	$424,606
Work in process	1,794	1,858	17,865
Raw materials and parts	7,744	8,309	79,894

	¥62,606	¥54,326	$522,365

6.	MARKETABLE SECURITIES AND INVESTMENT SECURITIES

Marketable securities and investment securities consisted of available-for-sale securities and held-to-maturity securities.

The cost, gross unrealized holding gains and losses and fair value for such securities by major security type as of March 31, 2003 and 2004 were as follows:

	Yen (millions)
		Gross Unrealized
		Holding
As of March 31, 2003	Cost	Gains	Losses	Fair value	Carrying Amount
Available-for-sale:
Marketable securities:
Japanese and foreign government debt securities	¥200	¥13	¥–	¥213	¥213
Corporate and bank debt securities	7,597	112	1	7,708	7,708
Funds in trusts	654	–	–	654	654
Investments in trusts	28,837	44	26	28,855	28,855
Marketable equity securities	1,582	259	78	1,763	1,763

	¥38,870	¥428	¥105	¥39,193	¥39,193

Investment securities:
Corporate and bank debt securities	¥2,954	¥52	¥–	¥3,006	¥3,006
Investments in trusts	922	64	–	986	986
Marketable equity securities	8,175	1,570	490	9,255	9,255
Non-marketable equity securities (carried at cost)	608	–	–	608	608

	¥12,659	¥1,686	¥490	¥13,855	¥13,855

Held-to-maturity:
Investment securities:
Japanese government debt securities	¥2,926	¥1	¥0	¥2,927	¥2,926
Japanese corporate debt securities	2,561	0	1	2,560	2,561

	5,487	1	1	5,487	5,487

Total investment securities	¥18,146	¥1,687	¥491	¥19,342	¥19,342

	Yen (millions)
		Gross Unrealized
		Holding
As of March 31, 2004	Cost	Gains	Losses	Fair value	Carrying Amount
Available-for-sale:
Marketable securities:
Japanese and foreign government debt securities	¥100	¥5	¥–	¥105	¥105
Corporate and bank debt securities	5,377	78	32	5,423	5,423
Investments in trusts	41,141	1,093	6	42,228	42,228
Marketable equity securities	1,494	1,412	–	2,906	2,906

	¥48,112	¥2,588	¥38	¥50,662	¥50,662

Investment securities:
Corporate and bank debt securities	¥2,954	¥75	¥–	¥3,029	¥3,029
Investments in trusts	1,012	47	–	1,059	1,059
Marketable equity securities	7,919	9,137	8	17,048	17,048
Non-marketable equity securities (carried at cost)	602	–	–	602	602

	¥12,487	¥9,259	¥8	¥21,738	¥21,738

Held-to-maturity:
Marketable securities:
Japanese government debt securities	¥10,367	¥7	¥0	¥10,374	¥10,377
Japanese corporate debt securities	2,961	0	0	2,961	2,961

	¥13,328	¥7	¥0	¥13,335	¥13,328

Investment securities:
Japanese corporate debt securities	¥401	¥0	¥2	¥399	¥401

	¥401	¥0	¥2	¥399	¥401

Total marketable securities	¥61,440	¥2,595	¥38	¥63,997	¥63,990

Total investment securities	¥12,888	¥9,259	¥10	¥22,137	¥22,139

	U.S. Dollars (thousands)
		Gross Unrealized
		Holding
As of March 31, 2004	Cost	Gains	Losses	Fair value	Carrying Amount
Available-for-sale:
Marketable securities:
Japanese and foreign government debt securities	$962	$48	$–	$1,010	$1,010
Corporate and bank debt securities	51,701	750	307	52,144	52,144
Investments in trusts	395,587	10,510	58	406,039	406,039
Marketable equity securities	14,365	13,577	–	27,942	27,942

	$462,615	$24,885	$365	$487,135	$487,135

Investment securities:
Corporate and bank debt securities	$28,404	$721	$–	$29,125	$29,125
Investments in trusts	9,731	452	–	10,183	10,183
Marketable equity securities	76,144	87,856	77	163,923	163,923
Non-marketable equity securities (carried at cost)	5,788	–	–	5,788	5,788

	$120,067	$89,029	$77	$209,019	$209,019

Held-to-maturity:
Marketable securities:
Japanese government debt securities	$99,683	$67	$0	$99,750	$99,683
Japanese corporate debt securities	28,470	0	0	28,470	28,470

	$128,153	$67	$0	$128,220	$128,153

Investment securities:
Japanese corporate debt securities	$3,856	$0	$19	$3,837	$3,856

	$3,856	$0	$19	$3,837	$3,856

Total marketable securities	$590,768	$24,952	$365	$615,355	$615,288

Total investment securities	$123,923	$89,029	$96	$212,856	$212,875

Funds in trusts represent short-term funds deposited with trust banks in individual accounts and managed by the Company. As of March 31, 2003, all such funds in trusts consisted of bank deposits. As of March 31, 2004, the company did not have funds in trusts.

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by fund managers in the trust banks. As of March 31, 2003 and 2004, each fund consisted of marketable equity securities and interest-bearing bonds.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2004.

	Yen (millions)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
As of March 31, 2004	Fair value	Loss	Fair value	Loss
Available-for-sale:
Marketable securities:
Corporate and bank debt securities	¥5,423	¥32	¥–	¥–
Investments in trusts	42,228	6	–	–

	¥47,651	¥38	¥–	¥–

Available-for-sale:
Investment securities:
Marketable equity securities	¥17,048	¥8	¥–	¥–

	¥17,048	¥8	¥–	¥–

	U.S. Dollars (thousands)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
As of March 31, 2004	Fair value	Loss	Fair value	Loss
Available-for-sale:
Marketable securities:
Corporate and bank debt securities	$52,144	$307	$–	$–
Investments in trusts	406,039	58	–	–

	$458,183	$365	$–	$–

Available-for-sale:
Investment securities:
Marketable equity securities	$163,923	$77	$–	$–

	$163,923	$77	$–	$–

Maturities of debt securities classified as available-for-sale or held-to-maturity as of March 31, 2004, regardless of their balance sheet classification, were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	Cost	Fair value	Cost	Fair value
Due within one year	¥16,287	¥16,302	$156,606	$156,750
Due after one to five years	1,135	1,209	10,913	11,625
Due after five to ten years	1,943	1,814	18,683	17,442
Due after ten years	1,394	1,366	13,404	13,135
Indefinite periods	1,400	1,600	13,462	15,385

	¥22,159	¥22,291	$213,068	$214,337

Debt securities which have indefinite periods shown above represent investments in perpetual subordinated bonds with issuer’s optional redemption rights. Fixed interest rates on such bonds are 2.00 or 2.01 per cent per annum for the interest period to July 12 or 27, 2005, respectively, and 6 month LIBOR plus 2.25 per cent per annum for the interest period commencing on July 13 or 28, 2005, respectively, and thereafter pursuant to the terms of the contract.

Gross realized gains on sales of marketable securities and investment securities for the years ended March 31, 2002, 2003 and 2004 amounted to ¥546 million, ¥337 million and ¥862 million ($8,288 thousand), respectively, and gross realized losses, which include the gross realized losses considered as other than temporary, during the years ended March 31, 2002, 2003 and 2004 amounted to ¥3,286 million, ¥2,927 million and ¥307 million ($2,952 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on marketable securities and investment securities of which declines in market value are considered to be other than temporary were charged to earnings as realized losses on securities, amounting to ¥2,970 million, ¥2,630 million and ¥279 million ($2,683 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively. Proceeds from the sales and maturities of available-for-sale securities and held-to-maturity securities were ¥18,497 million, ¥24,061 million and ¥18,190 million ($174,904 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

7.	INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2002, 2003 and 2004 were as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2002	2003	2004	2004
Income before income taxes:
Domestic	¥4,221	¥3,029	¥3,945	$37,933
Foreign	(818)	6,263	12,225	117,548

	¥3,403	¥9,292	¥16,170	$155,481

Provision for income taxes:
Current-
Domestic	¥2,729	¥2,433	¥5,264	$50,616
Foreign	1,298	(139)	3,481	33,471

	4,027	2,294	8,745	84,087

Deferred-
Domestic	(599)	687	26	250
Foreign	(158)	(412)	(292)	(2,808)

	(757)	275	(266)	(2,558)

Consolidated provision for income taxes	¥3,270	¥2,569	¥8,479	$81,529

Total income taxes were allocated as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2002	2003	2004	2004
Provision for income taxes	¥3,270	¥2,569	¥8,479	$81,529
Shareholders’ equity:
Foreign currency translation adjustment	(619)	(627)	(458)	(4,404)
Net unrealized holding gains (losses) on available-for-sale securities	(949)	(599)	4,168	40,077
Minimum pension liability adjustment	(1,822)	(3,899)	4,392	42,231

	¥(120)	¥(2,556)	¥16,581	$159,433

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 9.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.4% for each of the years in the three-year period ended March 31, 2004.

Reconciliations of the combined statutory income tax rate to the effective income tax rates are as follows:

	Year ended March 31,
	2002	2003	2004
Combined statutory income tax rate in Japan	41.4%	41.4%	41.4%
Non-deductible expenses	2.2	1.0	0.6
Non-taxable dividends received	(1.6)	(0.3)	(0.2)
Change in valuation allowance	56.8	4.7	18.5
Impact of advance pricing agreement finalization	–	(18.2)	(1.3)
Effect on change in enacted tax rate	–	3.4	0.1
Tax sparing impact	(3.0)	(3.3)	(1.8)
Effect of reversal of income taxes payable versus final tax paid	–	(1.1)	(3.6)
Effect of the foreign tax rate differential	–	–	(1.3)
Other, net	0.3	–	–

Effective income tax rate	96.1%	27.6%	52.4%

In 1997, Makita USA and the Parent Company entered into a bilateral advance pricing agreement (APA) negotiation with the Internal Revenue Service (IRS) and the National Tax Authority of Japan (NTA) to avoid double taxation resulting from transfer price adjustments. The APA covers fiscal years 1995 through 2001. In July 2002, the IRS and the NTA reached an agreement, which results in additional taxable income and reduced operating loss carryforwards in the U.S., and a reduction of taxable income and tax liability in Japan. Consequently the effects of the APA resulted in an overall decrease to income taxes in 2003 and 2004.

According to the provisions of tax treaties which have been concluded between Japan and 19 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 19 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction was provided. The Company applied such “tax sparing” mainly to China with the indicated tax reduction effect.

As a result of the enactment of an amendment to the Japanese local tax law on March 31, 2003, the effective tax rate used for the calculation of deferred income tax assets and liabilities has been reduced from 41.4% to 40.2% for the year ended March 31, 2003, and risen from 40.2% to 40.3% for the year ended March 31,2004. The effect of this tax rate changes for the year ended March 31, 2003 and 2004 was ¥312 million and ¥11 million ($106 thousand), respectively.

Significant components of deferred income tax assets and liabilities as of March 31, 2003 and 2004 were as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2003	2004	2004
Deferred income tax assets:
Investment securities	¥1,671	¥2,462	$23,673
Accrued retirement and termination benefits and other accrued expenses	1,906	2,250	21,635
Pension liability	8,810	4,429	42,587
Inventories	1,591	1,221	11,740
Property, plant and equipment	2,726	6,632	63,769
Accrued payroll	1,653	1,770	17,019
Net operating loss carryforwards	2,952	2,085	20,048
Other	1,481	379	3,644

Total gross deferred income tax assets	22,790	21,228	204,115
Valuation allowance	(6,694)	(8,828)	(84,884)

	¥16,096	¥12,400	$119,231

Deferred income tax liabilities:
Undistributed earnings of overseas subsidiaries	¥(2,291)	¥(2,849)	$(27,394)
Marketable securities	(611)	(4,756)	(45,731)
Inventories	(1,014)	(435)	(4,183)
Other	(89)	(77)	(740)

	(4,005)	(8,117)	(78,048)

Net deferred income tax assets	¥12,091	¥4,283	$41,183

Net deferred income tax assets are recorded in the consolidated balance sheets as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2003	2004	2004
Deferred income tax assets
Current assets	¥3,515	¥3,691	$35,490
Investment and other assets	10,386	880	8,462
Current liabilities	(403)	(53)	(510)
Long-term liabilities	(1,407)	(235)	(2,259)

	¥12,091	¥4,283	$41,183

The valuation allowance was ¥6,115 million as of March 31,2001. The net change in the total valuation allowances for the years ended March 31, 2002, 2003 and 2004 was an increase of ¥2,935 million, a decrease of ¥2,356 million and an increase of ¥2,134 million ($ 20,519 thousand), respectively. The increase of ¥2,134 million ($ 20,519 thousand) for the ended March 31,2004 was mainly due to the 100% valuation allowance provided on the deferred income tax asset on the current year impairment charge on long-lived assets of Joyama Kaihatsu.

In assessing the realizability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Company believes it is more likely than not that the benefits of these deductible differences, net of the existing valuation allowance, will be realized. The actual amount of the deferred income tax asset realizable, however, would be reduced if estimates of future taxable income during the carryforward period were not achieved . The valuation allowance principally relates to the tax effects of net operating losses and differences in book and tax depreciation related to property, plant and equipment recorded by certain subsidiaries.

As of March 31, 2004, certain subsidiaries have net operating loss carryforwards for income tax purposes of ¥6,144 million ($59,077 thousand) which were available to reduce future income taxes. The net operating losses will expire as follows:

		U.S. Dollars
	Yen (millions)	(thousands)
Within 5 years	¥1,052	$10,116
6 to 20 years	3,494	33,596
Indefinite periods	1,598	15,365

	¥6,144	$59,077

8	RETIREMENT AND TERMINATION BENEFIT PLANS

The Company and certain of its consolidated subsidiaries have various contributory and noncontributory employees benefit plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. A domestic contributory plan, which covers substantially all of the employees of the Company, includes the governmental welfare pension benefits (“substitutional portion”) that would otherwise be provided by the Japanese government in accordance with the Welfare Pension Insurance Law in Japan.

The amounts of lump-sum or pension payments under the plans are generally determined on the basis of length of service and remuneration at the time of termination or retirement.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revisions to SFAS 132 prescribes employers’ disclosures about pension plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirement. In particular, the standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, net periodic benefit costs and other relevant quantitative and qualitative information. SFAS 132 (revised) generally is effective for fiscal years ending after December 31, 2003. The following disclosures reflect the requirements of SFAS No. 132 (revised):

The net periodic benefit costs of the defined benefit plans for the years ended March 31, 2002, 2003 and 2004 consisted of the following components:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2002	2003	2004	2004
Service cost-benefit earned during the year	¥1,983	¥2,211	¥1,671	$16,067
Interest cost on projected benefit obligation	1,386	1,302	1,225	11,779
Expected return on plan assets	(850)	(764)	(643)	(6,183)
Amortization of prior service cost	66	12	14	135
Recognized actuarial loss	340	584	975	9,375

Net periodic pension costs	¥2,925	¥3,345	¥3,242	$31,173

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2003	2004	2004
Change in benefit obligation:
Benefit obligation at beginning of year	¥50,651	¥58,295	$560,529
Service cost	2,211	1,671	16,067
Interest cost	1,302	1,225	11,779
Employees’ contributions	226	35	336
Amendments	(1,472)	–	–
Actuarial loss	6,392	(5,217)	(50,163)
Benefits paid	(1,185)	(1,095)	(10,529)
Foreign exchange impact	170	(15)	(144)

Benefit obligation at end of year	58,295	54,899	527,875

Change in plan assets:
Fair value of plan assets at beginning of year	27,895	26,201	251,932
Actual return on plan assets	(3,910)	4,194	40,327
Employer contributions	3,098	3,521	33,856
Employees’ contributions	226	35	337
Benefits paid	(1,104)	(968)	(9,308)
Foreign exchange impact	(4)	(2)	(19)

Fair value of plan assets at end of year	26,201	32,981	317,125

Funded status	(32,094)	(21,918)	(210,750)
Unrecognized net actuarial loss	27,455	17,759	170,760
Prior service cost not yet recognized in net periodic benefit cost	(507)	(482)	(4,635)
Unrecognized net transition obligation being recognized over 19 years	190	153	1,471

Net amount recognized	¥(4,956)	¥(4,488)	$(43,154)

Amounts recognized in the consolidated balance sheets consist of;
Accrued benefit liability	¥(26,929)	¥(15,537)	$(149,394)
Prepaid benefit expenses	58	58	558
Accumulated other comprehensive loss, gross of tax	21,915	10,991	105,682

Net amount recognized	¥(4,956)	¥(4,488)	$(43,154)

Measurement date

The Company uses a December 31 measurement date for the majority of its plans.

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31, 2003 and 2004 were as follows:

	2003	2004
Discount rate	2.1%	2.1%
Assumed rate of increase in future compensation levels	2.3%	3.0%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three years ended March 31 were as follows:

	2002	2003	2004
Discount rate	3.1%	2.6%	2.1%
Assumed rate of increase in future compensation levels	2.4%	2.3%	2.3%
Expected long-term rate of return on plan assets	3.0%	2.5%	2.0%

Plan Assets

The domestic benefit plan weighted-average assets allocations at March 31, 2003, and 2004, by asset category are follows;

Asset Category	2003	2004
Equity securities	44.4%	44.5%
Debt securities	32.7	21.1
Life insurance company general accounts	14.5	10.1
Other	8.4	24.3

	100.0%	100.0%

The Company’s funding policy is to contribute monthly the amounts which would provide sufficient assets for future payments of pension benefits. The plans’ assets are invested primarily in interest-bearing securities and marketable equity securities.

     The mix of equity securities and debt securities is determined after taking into consideration the expected long-term yield on pension assets. To decide whether changes in the basic portfolio are necessary, the Company examines the divergence between the expected long-term income and the actual income from the portfolio on an annual basis. The Company revises the portfolio when it is deemed necessary to reach the expected long-term yield.

Equity securities include common stock of the Company in an amount of ¥3 million ($29 thousand) at March 31, 2004.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Yen		U.S. Dollars
	(millions)		(thousands)
	2003	2004	2004
Projected benefit obligation	¥58,295	¥54,899	$527,875
Accumulated benefit obligation	53,072	48,525	466,587
Fair value of plan assets	26,201	32,981	317,125

Cash flow

Makita expects to contribute ¥2,271 million ($21,837 thousand) to its domestic defined benefit plan in the year ending March 31, 2005.

The domestic plan represents most of the pension obligation as of March 31, 2004. The discount rate and expected long-term rate of return on plan assets assumed to determine the pension obligation for the Company relevant to the domestic plan were 2.0% and 2.5% for the year ended March 31, 2003 and 2.0% and 2.0% for the year ended March 31, 2004, respectively.

Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥252 million, ¥256 million and ¥249 million ($2,394 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

As noted above, the domestic contributory plan is composed of a corporate defined benefit portion established by the Company and a substitutional portion based on benefits prescribed by the Japanese government (similar to social security benefits in the United States). The Company has been exempted from contributing to the Japanese Pension Insurance program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through a domestic contributory plan arrangement. The plan assets of the domestic contributory plan are invested and managed as a single portfolio for the entire domestic contributory plan and are not separately attributed to the substitutional and corporate portions. The substitutional portion represents approximately 33% of the total projected benefit obligation of the domestic contributory plan as of March 31, 2004. In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the domestic contributory plan to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer would be required to make periodic contributions to the Japanese Pension Insurance program, and the Japanese government would be responsible for all benefit payments. The corporate portion of the domestic contributory plan would continue to exist exclusively as a corporate defined benefit pension plan. In this regard, the Company has elected to transfer the substitutional portion of its domestic contributory plan to the government. The process of separating the substitutional portion from the corporate portion includes several phases. In January 2003, the Company received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its domestic contributory plan. The Company will account for the transfer in accordance with EITF 03-02 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. As specified in EITF 03-02, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with SFAS No.88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Accordingly, there has been no effect on the Company’s consolidated financial statements for the fiscal year ended March 31, 2004. The aggregate effect of this separation will be determined based on the Company’s pension benefit obligation as of the date the transfer is completed and the amount of plan assets required to be transferred.

The Company has an unfunded retirement and termination allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount accrued as retirement allowances for Directors and Statutory Auditors was ¥427 million as of March 31, 2003 and was decreased to ¥369 million as of March 31, 2004.

9.	SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

As of March 31, 2003 and 2004, Short-term borrowings consisted of the following:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2003	2004	2004
Bank borrowings	¥2,779	¥1,044	$10,038
Long-term debt due within one year	113	13,084	125,808

Total	2,892	14,128	135,846

Short-term borrowings, excluding current maturities of long-term indebtedness, amounting to ¥2,779 million and ¥1,044 million ($10,038 thousand) as of March 31, 2003 and 2004, respectively consisted primarily of bank borrowings denominated in foreign currencies by overseas subsidiaries. As of March 31, 2003 and 2004, the weighted average interest rates on the borrowings were 3.4% and 6.3%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for short-term borrowings without restrictions for immediate borrowing amounting to ¥26,332 million and ¥21,220 million ($204,038 thousand) as of March 31, 2003 and 2004, respectively.

As of March 31, 2003 and 2004, long-term indebtedness consisted of the following:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2003	2004	2004
1.5% unsecured convertible bonds, payable in yen, due 2005	¥12,994	¥12,994	$124,942
3.3% (weighted average rate) unsecured loans from banks and insurance companies in various foreign currencies, due 2005	6,587	6,391	61,452
0.6% (weighted average rate) unsecured loans from Japanese companies, due 2005	–	800	7,692
Capital lease obligations (see Note 3(g))	375	263	2,529

Total	19,956	20,448	196,615
Less- Current maturities included in short-term borrowings	(113)	(13,084)	(125,807)

	¥19,843	¥7,364	$70,808

In accordance with SFAS No. 133, changes in fair values of fixed rate long-term indebtedness amounting to ¥587 million and ¥391 million ($3,760 thousand) as of March 31, 2003 and 2004 respectively, which are effectively hedged by using derivative instruments, are reflected in the carrying value of the long-term indebtedness in the accompanying consolidated balance sheets.

The 1.5% convertible bonds due 2005 are convertible into approximately 5,749,811 shares of common stock at a fixed conversion price of ¥2,259.90.

The conversion price is subject to adjustment for stock splits and for shares issued at less than market value. The outstanding convertible bonds are redeemable at the option of the Company on or after April 1, 2004 at the issue price under certain conditions as provided in the agreements.

If all outstanding bonds were converted as of March 31, 2004, 5,749,811 shares of common stock would be issuable.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2004 are as summarized below:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)
2005	¥13,084	$125,807
2006	7,278	69,981
2007	41	394
2008	13	125
2009	7	67
2010 and thereafter	25	241

	¥20,448	$196,615

10.	CLUB MEMBERS’ DEPOSITS

The Company owns and operates a golf club in Japan and solicits golf club members and receives non interest-bearing deposits accordingly. All golf club members are required to maintain such deposits for at least a 10-year term, but they are refundable if and when members terminate their memberships. Accordingly, such deposits are recorded as club members’ deposits in long-term liabilities in the accompanying consolidated balance sheets.

11.	SHAREHOLDERS’ EQUITY

The Commercial Code of Japan (“the Code”) provides that an amount equal to at least 10% of cash dividends paid and other cash distributions from retained earnings with respect to each fiscal year be transferred to the legal reserve until the aggregate amount of additional paid-in capital and the legal reserve equals 25% of the stated common stock amount. Under the condition that the aggregate amount of additional paid-in capital and legal reserve remains at least equal to 25% of the common stock amount, the excess portion is available for distribution or release for certain other purposes by the resolution of the annual general shareholders’ meeting.

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

During the year ended March 31, 2002
On November 2, 2001, the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 4.0 million shares. In connection therewith, the Company purchased 3.3 million shares at a cost of ¥ 2,204 million for the year ended March 31, 2002.

During the year ended March 31, 2003
On June 27, 2002, the shareholders of the Company approved purchase of the outstanding shares of the Company up to a maximum of 4,000,000 shares and ¥4,000 million. In connection therewith, two share purchase resolutions were approved by the Board. On November 19, 2002, the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 1,500,000 shares and ¥1,500 million. In connection therewith, the Company had purchased such shares totaling 1,376,000 shares at a cost of ¥993 million. On December 16, 2002, the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 2,300,000 shares and ¥1,867 million. In connection therewith, the Company had purchased such shares totaling 2,009,000 shares at a cost of ¥1,631 million. In addition, the Company had purchased 320,866 odd shares at a cost of ¥257 million during the year ended March 31, 2003. As a result, the Company purchased 3,705,866 shares at a cost of ¥2,881 million during the year ended March 31, 2003.

During the year ended March 31, 2004
On June 27, 2003, the shareholders of the Company approved purchase of the outstanding shares of the Company up to a maximum of 5,000,000 shares and ¥5,000 million ($48,077 thousand). In connection therewith, two share purchase resolutions were approved by the Board of Directors. On August 7, 2003 the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 2,500,000 shares The August 7, 2003 resolution also approved the retirement of 5 million outstanding shares of the Company. In connection with the share purchase resolutions, the Company purchased 2,002,000 shares at a cost of ¥2,142 million ($20,596 thousand) during FY 2004. In addition, the Company purchased 80,540 odd shares at a cost of ¥85 million ($817 thousand) and sold 7,855 odd shares at a cost of ¥6 million ($58 thousand) during FY 2004. The Company retired shares totaling 5,000,000 shares at a cost of ¥4,015 million ($38,606 thousand) by offsetting with unappropriated retained earnings based on the resolution of Board of Directors mentioned above. As a result of the above noted actions, treasury stock and retained earnings were decreased by 2,925,315 shares at a cost of ¥1,794 million ($17,250 thousand) and ¥4,015 million ($ 38,606 thousand) during the year ended March 31, 2004.

The Code provides that cash dividends may be approved semiannually by the resolution of the annual general shareholders’ meeting after the end of each fiscal year or by the declaration of the Board of Directors after the end of each interim semi-annual period. Such dividends are payable to shareholders of record at the end of each fiscal year or semi-annual period. In accordance with the Code, the resolution or declaration of these dividends and the related appropriations of retained earnings have not been reflected in the consolidated financial statements at the end of such fiscal years or interim six-month periods. The amount of retained earnings legally available under the Code for distribution is that recorded in the Company’s non-consolidated books and equaled ¥108,480 million ($1,043,077 thousand) as of March 31, 2004. The Board of Directors has declared a cash dividend (¥13 per share) totaling ¥1,871 million ($17,990 thousand) to be paid to the shareholders of record on March 31, 2004. As the dividend is subject to approval at the next annual general shareholders’ meeting to be held on June 29, 2004, it has not been reflected in the accompanying consolidated financial statements at March 31, 2004.

12.	OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of March 31, 2002, 2003, 2004 was as follows

	Yen			U.S. Dollars
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):	(millions)			(thousands)
	2002	2003	2004	2004
Foreign currency translation adjustments:
Beginning balance	¥(16,870)	¥(10,699)	¥(13,022)	$(125,212)
Adjustment for the year	6,171	(2,323)	(4,560)	(43,846)

Ending balance	¥(10,699)	¥(13,022)	¥(17,582)	$(169,058)

Net unrealized holding gains on securities
Available-for-sale:
Beginning balance	¥2,674	¥1,325	¥478	$4,597
Adjustment for the year	(1,349)	(847)	6,114	58,788

Ending balance	¥1,325	¥478	¥6,592	$63,385

Minimum pension liability adjustment:
Beginning balance	¥(4,492)	¥(7,072)	¥(12,590)	$(121,058)
Adjustment for the year	(2,580)	(5,518)	6,532	62,808

Ending balance	¥(7,072)	¥(12,590)	¥(6,058)	$(58,250)

Total accumulated comprehensive income (loss)
Beginning balance	¥(18,688)	¥(16,446)	¥(25,134)	$(241,673)
Adjustment for the year	2,242	(8,688)	8,086	77,750

Ending balance	¥(16,446)	¥(25,134)	¥(17,048)	$(163,923)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
As of March 31, 2002
Foreign currency translation adjustment	¥5,552	¥619	¥6,171
Unrealized gain (loss) on securities:
Unrealized holding gains (losses) arising during the year	(5,038)	2,083	(2,955)
Less- Reclassification adjustment for (gains) losses realized in net income	2,740	(1,134)	1,606

Net unrealized gains (losses)	(2,298)	949	(1,349)
Minimum pension liability adjustment	(4,402)	1,822	(2,580)

Other comprehensive income (loss)	¥(1,148)	¥3,390	¥2,242

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
As of March 31, 2003
Foreign currency translation adjustment	¥(2,950)	¥627	¥(2,323)
Unrealized gain (loss) on securities:
Unrealized holding gains (losses) arising during the year	(4,036)	1,671	(2,365)
Less- Reclassification adjustment for (gains) losses realized in net income	2,590	(1,072)	1,518

Net unrealized gains (losses)	(1,446)	599	(847)
Minimum pension liability adjustment	(9,417)	3,899	(5,518)

Other comprehensive income (loss)	¥(13,813)	¥5,125	¥(8,688)

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
As of March 31, 2004
Foreign currency translation adjustment	¥(5,018)	¥458	¥(4,560)
Unrealized gain (loss) on securities:
Unrealized holding gains (losses) arising during the year	10,837	(4,393)	6,444
Less- Reclassification adjustment for (gains) losses realized in net income	(555)	225	(330)

Net unrealized gains (losses)	10,282	(4,168)	6,114
Minimum pension liability adjustment	10,924	(4,392)	6,532

Other comprehensive income (loss)	¥16,188	¥(8,102)	¥8,086

	U.S. Dollars (thousands)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
As of March 31, 2004
Foreign currency translation adjustment	$(48,250)	$4,404	$(43,846)
Unrealized gain (loss) on securities:
Unrealized holding gains (losses) arising during the year	104,202	(42,240,)	61,962
Less- Reclassification adjustment for (gains) losses realized in net income	(5,337)	2,163	(3,174)

Net unrealized gains (losses)	98,865	(40,077)	58,788
Minimum pension liability adjustment	105,039	(42,231)	62,808

Other comprehensive income (loss)	$155,654	$(77,904)	$77,750

13.	EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

	Yen			U.S. Dollars
Numerator	(millions)			(thousands)
	2002	2003	2004	2004
Net income –Basic	¥133	¥6,723	¥7,691	$73,952
Effect of dilutive securities:
1.6% unsecured convertible bonds, due 2003	–	13	–	–
1.5% unsecured convertible bonds, due 2005	–	115	119	1,144

Net income – Diluted	¥133	¥6,851	¥7,810	$75,096

Denominator	Number of shares
Weighted average common shares outstanding – Basic	151,776,242	148,444,219	144,682,696
Dilutive effect of:
1.6% unsecured convertible bonds, due 2003	–	828,134	–
1.5% unsecured convertible bonds, due 2005	–	5,749,811	5,749,811

Weighted average common shares outstanding – Diluted	151,776,242	155,022,164	150,432,507

	Yen			U.S. Dollars
Earnings per share:
Basic	¥0.9	¥45.3	¥53.2	$0.51
Diluted	0.9	44.2	51.9	0.50

1.6% unsecured convertible bonds were redeemed in February 2003. The 1.5% and 1.6% bonds were antidilutive in 2002.

14.	COMMITMENTS AND CONTINGENT LIABILITIES

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

The Company guarantees to third parties bank loans of its employees. The guarantees for the employees are principally made for their housing and education loans totaling ¥24 million ($231 thousand) as of March 31, 2004. The carrying amount of above liabilities for the Company’s obligations under the guarantees described above as of March 31, 2004 were insignificant.

The Company and certain subsidiaries were contingently liable for recourse obligation regarding discounted notes with banks of ¥927 million ($8,913 thousand) as of March 31, 2004 in case notes issuers are not able to fulfill their payment obligation. The fair value of such guarantees is not significant.

The purchase obligations mainly for raw materials of the Company and its subsidiaries were ¥8,175 million ($78,606 thousand) as of March 31, 2004.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

The Company and its consolidated subsidiaries made rental payments of ¥1,770 million, ¥1,737 million and ¥1,745 million ($16,779 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2002, 2003 and 2004, respectively. The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2004 were as follows:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)
2005	¥578	$5,558
2006	462	4,442
2007	324	3,116
2008	241	2,317
2009	198	1,904
2010 and thereafter	291	2,798

	¥2,094	$20,135

The Company and its consolidated subsidiaries generally guarantee the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. Change in accrued product warranty cost for the year ended March 31, 2004 is summarized as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2003	2004	2004
Balance at beginning of year	¥674	¥693	$6,663
Addition	467	529	5,086
Utilization	(439)	(532)	(5,115)
Foreign exchange impact	(9)	(23)	(221)

Balance at end of year	¥693	¥667	$6,413

15.	DERIVATIVES AND HEDGING ACTIVITIES

(a)	Risk management policy

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

The Company and its consolidated subsidiaries are also exposed to risk of credit-related losses in the event of nonperformance by counter parties to the financial instrument contracts, while it is not expected that any counter parties will fail to meet their obligations, because the contracts are diversified among a number of major internationally recognized credit worthy financial institutions.

(b)	Foreign currency exchange rate risk management

The Company and its consolidated subsidiaries operate internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates, and enter into forward exchange contracts, currency swaps and currency options to hedge the foreign currency exposure.

These derivative instruments are principally intended to protect against foreign exchange exposure related to intercompany transfer of inventories and financing activities. The fair value of these derivative instruments as of March 31, 2003 and 2004 were recorded as ¥27 million and ¥333 million ($3,202 thousand) in assets and ¥709 million and ¥21 million ($201 thousand) in liabilities, respectively and changes in their fair values as of March 31, 2003 and 2004 amounted to ¥196 million and ¥1,057 million ($10,163 thousand), respectively were recorded in other income.

(c)	Interest rate risk management

The Company and its consolidated subsidiaries execute financing and investing activities through its financial subsidiary, Euro Makita Corporation B.V. (“EMC”). To manage the variability in the fair values of fixed rate long-term indebtedness and fixed rate debt securities caused by fluctuations in interest rates, EMC enters into interest rate swaps as a fair value hedge.

As of March 31, 2003 and 2004, EMC had interest rate swaps with a fair value of ¥587 million and ¥391 million ($3,760 thousand), respectively which have been designated as fair value hedges of underlying long-term indebtedness with fixed interest rates and recorded as current assets. Changes in fair values of both the hedging interest rate swaps and the underlying long-term indebtedness were recorded as equal and offsetting gains and losses in other income (expenses). There was no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended March 31, 2003 and 2004, as the critical terms of the interest rate swaps match the terms of the hedged long-term indebtedness.

As of March 31, 2003 and 2004, EMC also had interest rate swaps with a fair value of ¥33 million and ¥19 million ($183 thousand), respectively which have been designated as fair value hedges of underlying investment securities with fixed interest rates and recorded as current liabilities. As the interest rate swaps do not meet hedge accounting criteria, changes in fair value of the hedging interest rate swaps which amounted to an expense of ¥ 6 million and a gain of ¥14 million ($135 thousand) were recorded in earnings and classified in other income (expenses) for the years ended March 31, 2003 and 2004, respectively.

16.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

(a)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Short-term Borrowings, Trade Notes and Accounts Payable, and Other Accrued Expenses
The carrying amount approximates fair value because of the short or undefined maturities of those instruments.

(b)	Long-term Time Deposits
The fair value is estimated by discounting the future cash flows using the current rates that the Company and its consolidated subsidiaries would be offered for deposits with similar terms and remaining maturities.

(c)	Marketable Securities and Investment Securities
The fair value of marketable securities is estimated based on quoted market prices at March 31,2003 and 2004. For other investments for which there are no quoted market prices, amounted to ¥601 million ($5,779 thousand) a reasonable estimation of fair value could not be made without incurring excessive cost.

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
The fair values of interest rate swap agreements are based on the estimated amount that the Company and its consolidated subsidiaries would receive or pay to terminate the swap agreements which are based on quoted prices obtained from brokers.

(g)	Other Derivative Financial Instruments
The fair values of other derivative financial instruments, foreign currency contracts, currency swaps and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	Yen				U.S. Dollars
	(millions)				(thousands)
	2003		2004		2004
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Marketable securities	¥39,193	¥39,193	¥63,990	¥63,997	$615,288	$615,356
Investment securities	19,342	19,342	22,139	22,136	212,875	212,846
Long-term time deposits	4,505	4,505	5,901	5,911	56,740	56,837
Long-term indebtedness	(19,956)	(20,229)	(20,448)	(20,604)	(196,615)	(198,115)
Club members’ deposits	(14,207)	(6,288)	(13,045)	(5,553)	(125,433)	(53,394)
Interest rate swap agreements:
Assets	587	587	391	391	3,760	3,760
Interest rate swap agreements:
Liabilities	(33)	(33)	(26)	(26)	(250)	(250)
Foreign currency contracts:
Assets	4	4	199	199	1,913	1,913
Foreign currency contracts:
Liabilities	(92)	(92)	(2)	(2)	(19)	(19)
Currency swaps:
Assets	4	4	120	120	1,154	1,154
Currency swaps:
Liabilities	(606)	(606)	(15)	(15)	(144)	(144)
Currency option contracts:
Assets	19	19	14	14	135	135
Currency option contracts:
Liabilities	(11)	(11)	(4)	(4)	(38)	(38)

(h)	Limitation
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

17.	OPERATING SEGMENT INFORMATION

The operating segments presented below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company’s chief operating decision maker. The Company’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to the segments.

During the three years ended March 31, 2002,2003 and 2004, the Company’s operating structure included the following operating segments: Japan Group, North America Group, Europe Group, Asia Group, and Other Group.

The Company evaluates the performance of each operating segment based on accounting principles generally accepted in the United States of America. To present the content more accurately, for the year ended March 31,2004, the name of the geographic segment “Southeast Asia” has been changed to “Asia” with no impact on reported segment amounts.

Segment Products and Services
The Company and its consolidated subsidiaries are manufacturers and wholesalers of electric power tools and other tools. The operating segments derive substantially all their revenues from the sale of electric power tools and parts and repairs.

Year ended March 31, 2002

	Yen
	(millions)
		North					Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥46,029	¥48,826	¥48,738	¥6,659	¥15,917	¥166,169	¥–	¥166,169
Intersegment	44,065	1,584	4,071	16,524	91	66,335	(66,335)	–

Total	¥90,094	¥50,410	¥52,809	¥23,183	¥16,008	¥232,504	¥(66,335)	¥166,169

Operating expenses	¥83,458	¥54,150	¥50,682	¥21,043	¥15,927	¥225,260	¥(64,964)	¥160,296
Operating income	6,636	(3,740)	2,127	2,140	81	7,244	(1,371)	5,873
Long-lived assets	54,466	7,920	7,430	8,274	1,540	79,630	(625)	79,005
Identifiable assets	239,891	50,059	63,163	26,972	15,162	395,247	(110,109)	285,138
Depreciation and amortization	5,807	1,819	1,075	910	197	9,808	(54)	9,754
Capital expenditures	2,823	827	1,029	1,210	116	6,005	(47)	5,958

Year ended March 31, 2003

	Yen
	(millions)
		North					Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥46,896	¥45,807	¥57,995	¥7,013	¥17,892	¥175,603	¥–	¥175,603
Intersegment	39,943	3,898	5,227	18,775	82	67,925	(67,925)	–

Total	¥86,839	¥49,705	¥63,222	¥25,788	¥17,974	¥243,528	¥(67,925)	¥175,603

Operating expenses	¥82,913	¥49,436	¥59,343	¥23,388	¥17,316	¥232,396	¥(69,261)	¥163,135
Operating income	3,926	269	3,879	2,400	658	11,132	1,336	12,468
Long-lived assets	49,082	5,969	7,633	7,130	1,186	71,000	(594)	70,406
Identifiable assets	233,165	37,757	67,454	27,424	14,514	380,314	(101,714)	278,600
Depreciation and amortization	6,014	1,571	1,125	932	149	9,791	(51)	9,740
Capital expenditures	3,160	394	1,287	754	149	5,744	(53)	5,691

Year ended March 31, 2004

	Yen
	(millions)
		North					Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥48,413	¥41,699	¥67,110	¥6,612	¥20,283	¥184,117	¥–	¥184,117
Intersegment	40,633	3,978	4,726	22,364	123	71,824	(71,824)	–

Total	¥89,046	¥45,677	¥71,836	¥28,976	¥20,406	¥255,941	¥(71,824)	¥184,117

Operating expenses	¥87,594	¥44,958	¥64,358	¥26,048	¥19,061	¥242,019	¥(72,598)	¥169,421
Operating income	1,452	719	7,478	2,928	1,345	13,922	774	14,696
Long-lived assets	36,443	3,835	6,719	6,668	1,342	55,007	(648)	54,359
Identifiable assets	230,165	29,037	69,908	28,526	16,364	374,000	(95,884)	278,116
Depreciation and amortization	4,804	1,163	1,044	824	172	8,007	(44)	7,963
Capital expenditures	1,958	256	1,149	1,266	273	4,902	(408)	4,494

Year ended March 31, 2004

	U.S. Dollars
	(thousands)
		North					Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	$465,510	$400,952	$645,288	$63,577	$195,029	$1,770,356	$–	$1,770,356
Intersegment	390,702	38,250	45,442	215,038	1,183	690,615	(690,615)	–

Total	$856,212	$439,202	$690,730	$278,615	$196,212	$2,460,971	$(690,615)	$1,770,356

Operating expenses	$842,250	$432,288	$618,827	$250,462	$183,279	$2,327,106	$(698,058)	$1,629,048
Operating income	13,962	6,914	71,903	28,153	12,933	133,865	7,443	141,308
Long-lived assets	350,413	36,875	64,606	64,115	12,904	528,913	(6,231)	522,683
Identifiable assets	2,213,125	279,202	672,192	274,288	157,346	3,596,154	(921,962)	2,674,192
Depreciation and amortization	46,192	11,183	10,038	7,923	1,654	76,990	(423)	76,567
Capital expenditures	18,827	2,462	11,048	12,173	2,625	47,135	(3,923)	43,212

Long-lived assets shown above consist of property, plant and equipment, security deposits and other intangible assets and other.

Transfers between segments are made at estimated arm’s-length prices. No single external customer accounted for 10% or more of the Company and its consolidated subsidiaries’ revenues for each of the years ended March 31, 2002, 2003 and 2004.
Segment information is determined by the location of the Company and its relevant subsidiaries.

18.	RELATED PARTY TRANSACTIONS

The Company’s consolidated subsidiary has long-term borrowings from Maruwa Co., Ltd. (“Maruwa”), where the president of the Company and certain of his family relatives serve as directors. The amount of these borrowings was ¥500 million as of March 31, 2003, and March 31, 2004. In addition, transactions of the Company and its consolidated subsidiary with Maruwa for the fiscal years ended March 31, 2003 and 2004, amounted to ¥3 million paid in interest on the subsidiary’s borrowings from Maruwa and ¥2 million in advertising expenses.

The Company’s purchases of raw materials and production equipment from Toa Co., Ltd., where the president of the Company and certain of his family relatives serve as directors, were ¥162 million and ¥174 million, respectively, during the fiscal year ended March 31, 2003, and ¥199 million and ¥215 million, respectively, during the fiscal year ended March 31, 2004. Accounts payable by the Company related to these transactions were ¥28 million as of March 31, 2003, and ¥79 million as of March 31, 2004.

19.	SUBSEQUENT EVENTS

The Company received an approval of exemption from the Minister of health, Labor and Welfare in January 2003, from the obligation for benefits related to future employee service with respect to the substitutional portion of its domestic contributory plan. The Company received government approval of exemption from the obligation for benefits related to past employee service in April 2004 with respect to the substitutional portion of its domestic contributory plan. The transfer to the government was completed on June 28, 2004.
As a result of the transfer, the Company recognized as a subsidy from the Japanese government equal to the difference between the fair value of the obligation deemed “settled” with the Japanese government and the assets required to be transferred to the government in the amount of Yen 9,128 million ($87,769 thousand) in the first quarter ended June 30, 2004. In addition, the Company recognized as a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total employee’s pension fund obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to Yen 4,687 million ($45,067 thousand). This gain and loss were included in operating income in the first quarter ended June 30, 2004.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE YEARS ENDED MARCH 31, 2002, 2003 AND 2004

	Japanese Yen (millions)
Column A	Column B	Column C	Column D	Column E	Column F	Column G
		Additions
	Balance at	Charged to	Charged to	Deductions		Balance at
	beginning	costs and	other	from	Translation	end of
Descriptions	of year	expenses	Accounts	reserves(1)	adjustments	year
2002:
Allowance for doubtful receivables	1,363	139	–	(86)	103	1,519
Deferred income tax assets valuation allowance	6,115	2,519	–	–	416	9,050
2003:
Allowance for doubtful receivables	1,519	113	–	(84)	(92)	1,456
Deferred income tax assets valuation allowance	9,050	832	–	(2,621)	(567)	6,694
2004:
Allowance for doubtful receivables	1,456	136	–	(135)	(111)	1,346
Deferred income tax assets valuation allowance	6,694	2,938	–	(459)	(345)	8,828

Note: (1) Charges for which reserves were created or reversed.