Form 20-F
period 2005-03-31
MAKITA CORP
filed 2005-07-05
CIK 202467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005
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

	Outstanding as of
	March 31, 2005	March 31, 2005
Title of Class	(Tokyo time)	(New York time)
Common Stock, excluding 4,231,153 shares of Treasury Stock	143,777,607

American Depositary Shares, each representing one share of Common Stock		6,923,200

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

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. For example, “fiscal 2005” refers to the twelve-month period ended March 31, 2005. All other references to years refer to the applicable calendar year.

All information contained in this annual report is as of March 31, 2005 unless otherwise specified.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥107 = U.S.$1.00, the approximate exchange rate on the noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2005. On June 15, 2005 the noon buying rate for yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥109.34 = $1.00.

As used herein, the “Company” refers to Makita Corporation, and “Makita” or “Makita Group” refer to Makita Corporation and its consolidated subsidiaries unless the context otherwise indicates.

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

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including but not limited to:

•	changes in economic conditions affecting the retail, housing and construction markets in different countries, particularly in Japan, the United States and Europe and, to a lesser extent, in Canada, Asia, Australia and the Middle East;
•	Makita’s ability to maintain mutually beneficial relationships with key distributors and to penetrate new channels of distribution;
•	circumstances relating to inventory adjustments or changes in purchasing patterns by major customers and their impact on Makita’s manufacturing volumes and inventory levels;
•	uncertainties surrounding market acceptance of the new products introduced in fiscal 2005 and scheduled for introduction in fiscal 2006, as well as the level of sales generated from these new products, in connection with Makita’s existing investments in productive capacity and commitments to fund its advertising and product promotions to introduce these new products;

•	Makita’s ability to develop and introduce new products at favorable margins;
•	adverse changes in currency exchange rates or raw material commodity prices, both in absolute terms and relative to competitors’ risk profiles;
•	increased competition in both Japanese market and worldwide;
•	changes in consumer preference or loyalties;
•	price reductions taken by Makita in response to customer and competitive pressures, as well as price reductions or promotional actions taken in order to drive demand, which may not result in anticipated sales levels;
•	Makita’s ability to achieve projected levels of efficiencies and cost reduction measures and to avoid delays in or inefficiencies resulting from manufacturing and administrative reorganization actions in progress or contemplated;
•	the impact of various factors on Makita’s foreign operations such as tariffs, nationalization, exchange controls, interest rate fluctuations, civil unrest, governmental changes, restrictions on Makita’s foreign investment in local business and risks related to other political, economic, and regulatory instabilities;
•	the effects of litigation, environmental remediation matters, and product liability exposures;
•	Makita’s ability to generate sufficient cash flows to support capital expansion, business acquisition plans and general operating activities, and Makita’s ability to obtain necessary financing at favorable interest rates;
•	changes in laws and regulations, including changes in accounting standards, taxation requirements, including tax rate changes, new tax laws and revised tax law interpretations, and environmental laws, both in Japan and in foreign jurisdictions in which Makita operates;
•	the impact of unforeseen events, including war or terrorist activities, on economic conditions and corporate and consumer confidence; and
•	interest rate fluctuations and other capital market conditions.

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

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

          Not applicable

Item 2.       Offer Statistics and Expected Timetable

          Not applicable

Item 3.      Key Information

A. Selected Financial Data

The following data for each of the five fiscal years ended March 31, 2005 has been derived from Makita’s audited consolidated financial statements. It should be read in conjunction with Makita’s audited consolidated balance sheets as of March 31, 2004 and 2005, the related consolidated statements of income, shareholder’s equity and cash flows for each of the three years ended March 31, 2005, and the notes thereto that appear elsewhere in this annual report. Makita’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and were included in its Japanese Securities Reports filed with the Director of the Kanto Local Finance Bureau.

						U.S. Dollars
	(Millions of yen, except per share amounts)					(thousands)
	Fiscal year ended March 31,
Income Statement Data:	2001	2002	2003	2004	2005	2005
Net sales	¥156,314	¥166,169	¥175,603	¥184,117	¥194,737	$1,819,972
Operating income	7,093	5,873	12,468	14,696	31,398	293,439
Net income	2,133	133	6,723	7,691	22,136	206,879
Net income per share of Common stock and per ADS:
Basic	13.6	0.9	45.3	53.2	153.9	1.44
Diluted	13.6	0.9	44.2	51.9	148.8	1.39

						U.S. Dollars
	(Millions of yen, except per share amounts)					(thousands)
	Fiscal year ended March 31,
Balance Sheet Data:	2001	2002	2003	2004	2005	2005
Total assets	¥293,995	¥285,138	¥278,600	¥278,116	¥289,904	$2,709,383
Cash and cash equivalents, time deposits and marketable securities	71,340	63,393	64,083	92,616	91,266	852,953
Net working capital	142,700	144,929	141,759	147,822	149,666	1,398,748
Short-term borrowings	17,743	8,984	2,892	14,128	9,060	84,673
Long-term indebtedness	21,135	20,102	19,843	7,364	88	822
Common stock	23,803	23,803	23,803	23,803	23,805	222,477
Treasury stock	–	(2,229)	(5,110)	(3,316)	(3,517)	(32,869)
Shareholders’ equity	192,547	189,939	182,400	193,348	219,640	2,052,710
Total number of shares outstanding	153,006,992	149,673,742	145,967,876	143,893,191	143,777,607	143,777,607

Note: Net working capital equals current assets less current liabilities.

Exchange rates (Japanese yen amounts per U.S. dollars)
The following table sets forth information concerning the exchange rates for Japanese yen and U.S. dollars based on the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The average Japanese yen exchange rates represent average noon buying rates on the last business day of each month during the previous period.

	(Japanese Yen per U.S. $1.00)
Fiscal year ended March 31	High	Low	Average	Year-end
2001	104.19	125.54	111.65	125.54
2002	115.89	134.77	125.64	132.70
2003	115.71	133.40	121.94	118.07
2004	104.18	120.55	113.07	104.18
2005	102.26	114.30	107.47	107.22

	(Japanese Yen per U.S. $1.00)
						June
2005	January	February	March	April	May	(through June 15)
High	102.26	103.7	103.87	104.64	104.41	106.64
Low	104.93	105.84	107.49	108.67	108.17	109.58

On June 15, 2005 the noon buying rate for yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥109.34 = U.S. $1.00

Cash dividends declared per share of common stock and per ADS:

	In Yen		In U.S. Dollars
Fiscal year ended March 31	Interim	Year-end	Interim	Year-end
2001	9.0	9.0	0.07	0.07
2002	9.0	9.0	0.07	0.07
2003	9.0	9.0	0.07	0.07
2004	9.0	13.0	0.09	0.11
2005	11.0	36.0	0.10	0.34

Makita’s basic dividend policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.

Note:
Cash dividends in U.S. dollars are based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

B. Capitalization and indebtedness

           Not applicable

C. Reasons for the offer and use of proceeds

           Not applicable

D. Risk factors

The following is a summary of some of the significant risks that could affect Makita. Other risks that could affect Makita are also discussed elsewhere in this annual report. Additionally, some risks that may be currently unknown to Makita and other risks, currently believed to be immaterial, may become material. Some of these statements are forward-looking statements that are subject to the “Cautionary Statement with Respect to Forward-Looking Statements” appearing elsewhere in this annual report.

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
Makita’s principal management functions, including its headquarters, and the companies on which it relies on for supplying major parts are located in Aichi Prefecture (“Aichi”), Japan. Makita’s manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, collectively account for approximately 76% of Makita’s total production volume on a consolidated basis in fiscal 2005. Due to this geographic concentration of Makita’s major functions, including plants and other operations in Japan and China, Makita’s performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita’s facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, Makita’s consolidated financial condition and results of operations may be adversely affected.

Makita’s overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita’s business activities.
Makita derives a majority of its sales in markets located outside of Japan, including North America, Europe, Asia, Oceania, the Middle East, and emerging markets such as Russia and Eastern Europe. In fiscal 2005, approximately 80% of Makita’s consolidated net sales were derived from products sold overseas. On a volume basis, Makita depended on overseas markets for 87% of units sold. The high percentage of overseas sales gives rise to a number of risks. If such risks occur, they may have a material adverse impact on Makita’s consolidated financial condition and results of operations. Such risks include the following:

(1)	Unexpected changes in laws and regulations;
(2)	Disadvantageous political and economic factors;
(3)	The outflow of technical know-how and knowledge due to personnel turnover enabling Makita’s competitors to strengthen their position;
(4)	Potentially unfavorable tax systems; and
(5)	Terrorism, war, and other factors that lead to social turbulence.

Environmental or other government regulations may have a material adverse impact on Makita’s business activities.
Makita maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities in all the countries in which Makita operates. If Makita is unable to continue its compliance with existing regulations or is unable to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any news or amended regulations may also result in significant increases in overall costs. In any such case, Makita’s consolidated financial condition and results of operations may be adversely affected.

Makita is currently working to achieve compliance with two EU directives announced on February 13, 2003. One of them, entitled “Waste Electrical and Electronic Equipment” (“WEEE”) requires recycling and reproduction of materials of almost all electrical products. The other is “Restriction of the Use of Certain Hazardous Substances” (“RoHS”), which forbids the sale in EU member countries’ products containing certain toxic substances, such as lead, mercury, cadmium, hexavalent chrome, polybrominated biphenyls, and polysbrominated diphenyl ethers, beginning on July 1, 2006. In order to comply with these directives, especially with RoHS, the cooperation of parts suppliers is essential. Makita is preparing measures to respond to the implementation of these directives including making requests to suppliers for eliminating such toxic substances in their products and providing guidance to assist them. Makita is also strengthening its systems for inspecting parts as they are delivered. However, the shift to alternative materials by Makita’s suppliers is still not fully completed. It is not possible for Makita to detect whether the delivered parts that it accepts from its suppliers contains the prohibited substances. If Makita unknowingly or inadvertently manufactures its products using parts containing such prohibited substances and sells such products in the EU, Makita may be required to recall its products to replace the defective parts, may sustain damage to its reputation and may be subject to fines and penalties. In such cases, Makita’s consolidated financial condition and results of operations may be adversely affected.

Currency exchange rate fluctuations may adversely affect Makita’s financial results.
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

Sales denominated in foreign currencies account for approximately 74% of Makita’s consolidated net sales in fiscal 2005, and, accordingly, Makita’s operating income is significantly affected by foreign exchange fluctuations.

In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the U.S. dollar, the euro, and the yen, Makita engages in hedging transactions. Makita is also increasing the percentage of products that it manufactures in China, which has resulted in an increase in foreign-currency denominated production costs. While Makita believes that such measures may help reduce the impact of some exchange rate fluctuations, it cannot assure you that it will be able to successfully hedge its exchange rate risks. In addition, medium-to-long-term fluctuations of exchange rates may make it difficult for Makita to execute procurement, production, logistics, and sales activities as planned and may have an adverse impact on Makita’s consolidated financial condition and results of operations.

Fluctuations in stock market prices may adversely affect Makita’s financial statements.
Makita holds certain Japanese equities and equity-linked financial products and records these securities as marketable securities on its consolidated financial statements. As of March 31, 2005, the aggregate carrying value of these securities was ¥24,594 million, which represents approximately 11.2% of Makita’s net assets. The values of these investments are influenced by fluctuations in the quoted market prices. A significant depreciation in the value of these securities will have an adverse impact on Makita’s consolidated financial condition and results of operations.

If Makita cannot respond to changes in construction method and trends in demand, Makita’s sales may be materially and adversely affected.
In recent years, market trends in demand for various power tools have been changing significantly due to the adoption of new construction methods, especially in Japan. For example, as prefabricated housing construction becomes more common, the use of power tools at construction sites has been decreasing substantially, while demand for fastening tools has increased. If Makita does not or is unable to respond to these to rapid shifts in demand for various power tools, Makita’s sales may decline and this may have an adverse effect on Makita’s consolidated financial condition and results of operations.

The rapidly growing presence of China-based power tool manufacturers may harm Makita’s sales results.
In recent years, power tool companies in China have expanded their presence in the world market. In particular, in certain markets in Asia where purchasing power is relatively low, competition with power tools made in China has intensified , with respect to lower end products. As the technology of Chinese power tool manufacturers improves, competition in the markets for high-end products for professional use may also intensify. As a result, Makita’s market share consolidated financial condition and results of operations may be adversely affected.

If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.
Makita’s principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the good reputation of the MAKITA brand, both of which depend in part on Makita’s ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer capable of quickly developing new products that meet the changing needs of the market for high-end, professional users, it may have an adverse impact on Makita’s consolidated financial condition and results of operations.

If Makita fails to maintain cooperative relationships with significant customers, Makita’s sales may be seriously affected.
Makita has a number of significant customers. If Makita loses these customers and is unable to develop new sales channels to take their place, sales may decline and have an adverse impact on Makita’s business performance and financial position. In fiscal 2004 major home center retailers in the United States began selling power tools, under their own brand name, which are supplied by Chinese manufacturers. If major customers of Makita select power tools and other items made in China and sell them under their own brand, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

If any of Makita’s suppliers fail to deliver materials or parts required for production as scheduled, Makita’s production activities may be adversely affected.
Makita’s production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. Makita purchases some of its component parts from sole suppliers. The largest single source supplier of the Company accounted for approximately 6% of its aggregate purchases of raw materials and parts in fiscal 2005. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. In the event that any of these suppliers cannot deliver the required quality and quantity of parts on schedule, this will have an adverse effect on Makita’s production schedules and cause a delay in Makita’s own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have a detrimental effect on Makita’s consolidated financial condition and results of operations.

When the procurement of raw materials used by the Company becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.
In manufacturing power tools, Makita Group purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts. In recent years, demand for these materials in China and the rest of the world has risen substantially, and some suppliers are experiencing a shortage of capacity. Under these circumstances, if the Makita Group is unable to obtain the necessary quantities of these materials, this may have an effect on production schedules. In addition, the shortage of capacity among suppliers is a factor leading to increased prices of production materials. If the Makita Group experiences increases in prices of production materials, greater than what can be absorbed by increased productivity or through other internal efforts and prices of final products cannot be raised sufficiently, such circumstance may have a detrimental impact on the performance and financial position of the Makita Group.

Product liability litigation or recalls may harm Makita’s financial statements and reputation.
Makita manufactures a wide range of power tools at factories worldwide according to ISO internationally accepted quality control standards. However, Makita cannot be certain that all of its products will be free of defects nor that if will not be subject to product recalls in the future. A large-scale recall or a substantial product liability suit brought against Makita may result in severe damage to Makita’s brand image and reputation. In addition, a major product recall or product liability lawsuit is likely to be very costly and would require a significant amount of management time and attention. Any of these occurrences may have a major adverse impact on Makita’s consolidated financial condition and results of operations.

Item 4.      Information on the Company

A. History and development of the Company

The Company traces its origin to an electrical repair workshop founded in Nagoya in 1915, and was incorporated under the Commercial Code of Japan on December 10, 1938 under the name of Makita Electric Works, Ltd. as a joint stock corporation. Under the presidency of the late Mr. Jujiro Goto, in 1958, Makita commenced the manufacture of electric power tools and, by 1969, had reached its present leading position in the Japanese market. In 1970, the Company decided to take advantage of the large potential for growth in overseas markets for its products and established its first subsidiary in the United States. Since then, Makita has expanded its export activity and has established other overseas subsidiaries. In April 1991, the Company changed its name from Makita Electric Works, Ltd. to Makita Corporation. In April 1995, Makita established a holding company in the United Kingdom to better coordinate the overall activities of its European subsidiaries. At present, Makita sells its products in over 150 countries around the world.

As part of its efforts to minimize trade friction, Makita started manufacturing operations in Canada, Brazil and the United States in 1980, 1981 and 1985 respectively. Makita established a manufacturing subsidiary in the United Kingdom in 1989. In January 1991, Makita acquired all of the shares of Sachs-Dolmar GmbH, a German company, subsequently renamed Dolmar GmbH (Dolmar), which is primarily engaged in manufacturing engine driven chain saws. Makita established two manufacturing subsidiaries in China, Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd. in December 1993 and in November 2000 respectively.

Makita presently manufactures power tools in seven countries globally: the United States, Canada, Brazil, the United Kingdom, Germany, China and Japan.

During the fiscal year under review, Makita General Services Co., Ltd., and Makita Fastening Corporation were newly included within the scope of consolidation. As a result, the number of consolidated subsidiaries increased to 44.

Makita Corporation’s registered office is located at 3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan, and its telephone number is +81-566-98-1711.

B.   Business overview

Makita’s principal activity is the manufacturing and sale of a wide range of power tools for professional users worldwide. Makita’s power tools consist of portable woodworking tools, primarily saws and planers, and portable general purpose tools, primarily drills, grinders and sanders. Makita also produces a line of stationary woodworking machines. For the fiscal year ended March 31, 2005, approximately 80% of Makita’s sales were outside of Japan. Makita estimates that most of its sales worldwide were made to commercial and professional users such as those engaged in timber and metal processing, carpentry, and concrete and masonry works.

Makita focuses on creating user and environment-friendly products that enhance the work environment, and have features such as low vibration, low noise and dust concentration.

Products
The following table sets forth Makita’s consolidated net sales by product categories for the periods presented:

	(Millions of yen, except for percentage amounts)						U.S. Dollars
	Consolidated Net Sales by Product Categories						(thousands)
	Fiscal year ended March 31,
	2003		2004		2005		2005
Portable Woodworking Tools	¥33,637	19.1%	¥34,452	18.7%	¥34,507	17.7%	322,495
Portable General Purpose Tools	92,144	52.5%	98,176	53.3%	105,736	54.3%	988,187
Stationary Woodworking Machines	1,924	1.1%	1,711	1.0%	1,573	0.8%	14,701
Other Products	19,142	10.9%	19,548	10.6%	21,763	11.2%	203,393
Parts, Repairs and Accessories	28,756	16.4%	30,230	16.4%	31,158	16.0%	291,196

Total	175,603	100.0%	184,117	100.0%	194,737	100.0%	1,819,972

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

Among Makita’s newly developed products introduced during fiscal 2005 were the items in the Circular Saws Series, which incorporate high-powered motors and a blower function to remove sawdust along the line drawn to guide cutting operations and to remove sawdust and scraps from the rear of the cutting edge, thus making possible a cleaner working environment. Other new products introduced included the 190mm Slide Compound Saw, which is the first of its kind in the world to incorporate a cyclone-type dust and scrap box to improve its waste collection capacity. The Slide Compound Saw also features a new knob allowing for subtle adjustments of the saw blade angle, enabling the user to cut with higher precision.

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

Among Makita’s newly developed products introduced during fiscal 2005 was a 14.4 volt cordless impact driver, which is equipped with a newly developed four-pole motor using ring-type, rare earth magnets and incorporating lithium ion batteries, that is substantially smaller and lighter. This impact driver also incorporates Makita’s originally developed optimal battery charging system, which substantially increases total work capacity. Makita also introduced the Disc Grinder Series, which features 100mm, 115mm, and 125mm wheel diameter, that are easy to hold and have superior dust resistance.

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

Among the Company’s newly developed products during fiscal 2005 were hedge trimmers featuring a soft grip, which makes them easier to be hold and more slip-resistant, and a 320-watt motor available in a choice of natural green or rose red against a white background.

Parts, repairs and accessories

Makita manufactures and markets a variety of parts and accessories for its products and performs repair work as part of its after-sale services.

Principal Markets, Distribution and After-Sale Services
The following table sets forth Makita’s consolidated net sales by geographic area based on customers locations for the periods presented:

	(Millions of yen, except percentage amount)						U.S. Dollars
	Consolidated Net Sales by Geographic Area						(thousands)
	Fiscal year ended March 31,
	2003		2004		2005		2005
Japan	¥38,781	22.1%	¥39,142	21.3%	¥39,379	20.2%	$368,028
North America	45,573	26.0	41,853	22.7	38,490	19.8	359,720
Europe	57,648	32.8	66,369	36.0	75,263	38.6	703,392
Asia	13,774	7.8	14,245	7.7	16,341	8.4	152,720
Other	19,827	11.3	22,508	12.3	25,264	13.0	236,112

Total	¥175,603	100.0%	¥184,117	100.0%	¥194,737	100.0%	$1,819,972

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

The majority of Makita’s products are sold through its 14 wholesalers. Each wholesaler bears the risk of any bad debts of the retailers for which it has responsibility. The payments by the wholesalers to Makita are in most cases made within 30 to 60 days after sale. The effect of this arrangement is that, while Makita has direct access to its customers for sales, deliveries and after-sale services, payments are collected from a small number of wholesalers. Makita believes that this unique sales and distribution system has been successful.

During the fiscal year ended March 31, 2005, Makita sold its products, directly or through wholesalers, to approximately 30,000 retail outlets, and no single retailer accounted for more than 2% of Makita’s domestic sales. During the year, Makita’s three largest wholesalers accounted, in the aggregate, for approximately 40% of Makita’s domestic net sales.

Repairs, including free repair service and after-sale services are carried out by Makita’s sales offices.

Overseas

In the fiscal year ended March 31, 2005, 79.8% of Makita’s net sales were made outside of Japan.

Overseas sales, distribution, and servicing are carried out through a network of 35 sales subsidiaries and 96 branch office or service centers located in the United States, Canada, Brazil, Mexico, Argentina, Chile, Australia, New Zealand, Singapore, Taiwan, China, Korea, the United Kingdom, France, The Netherlands, Belgium, Italy, Greece, Germany, Denmark, Austria, Poland, the Czech Republic, Hungary, Spain, the United Arab Emirates, Romania, Switzerland, Finland, Russia, Ukraine and Slovakia. In addition, the Company exports directly, as well as through trading companies, to various countries throughout the world. Makita products are sold principally under the “Makita” brand name and the remaining products are sold under the “Dolmar” and “Maktec” brand names.

Makita offers warranties to overseas customers. After-sales services and repairs overseas are provided by local sales subsidiaries, service depots designated by Makita, or by service stores designated by the applicable local importers. As of March 31, 2005, Makita has over 100 service depots outside of Japan. As of the fiscal year ended March 31, 2005, 26 of these service depots were located in the United States. The labor costs of service and repairs to products under warranty for overseas customers are borne by Makita and the local service agents, and parts are provided by Makita.

Seasonality
Makita’s business has no significant seasonality that affects sales or profits.

Competition
Both in Japan and overseas, the markets in which Makita sells its products are highly competitive. Makita believes that competition in the portable electric power tool market is based on price, product reliability, design and after-sale services and that its products are generally competitive as to price and enjoy competitive advantage due to their reputation for quality, product reliability and after-sale services. Makita is the largest manufacturer of portable electric power tools in Japan and, together with one other Japanese competitor, accounts for a substantial majority of the total sales of such products in Japan.

In overseas markets, Makita competes with a number of manufacturers, some of which are well established in their respective local markets as well as internationally. In recent years, in the U.S. power tool industry, some leading home centers have introduced their own brands of power tools for professionals, and a high level of M&A activity is in progress within the power tool industry. Moreover, in the Japanese market, U.S. and Japanese companies are forming business alliances, and competition is becoming more intense within a saturated market. Makita has also experienced increasing competition, particularly in countries with lower purchasing power, from China-based power tool manufacturers who often offer lower-priced products.

Raw Materials and Sources of Supply
Makita purchases raw materials and parts to manufacture its products. The principal raw materials and parts purchased by Makita include plastics, pressed steel plates, aluminum castings, copper wires, switches, gears, blades, batteries, and bearings. The Company procures most of its raw materials from multiple sources, although most components are obtained from single suppliers. The procurement cost of aluminum, copper, and certain other raw materials is affected by fluctuations in commodity markets, and these material prices were appreciation during fiscal 2005.

Makita’s purchases of raw materials and parts in the fiscal year ended March 31, 2005, amounted to ¥ 90,495 million. Raw materials and parts are purchased from approximately 250 suppliers in Japan and a number of local suppliers in each country in which Makita performs manufacturing operations, with the largest single source accounting for approximately 6% of Makita’s total purchases of raw materials and parts.

Makita also purchases from outside sources finished products such as vacuum cleaners, electric generators, brushcutters, cordless laser plumbs and levels, and wood surfacers.

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

Intellectual Property Rights
As of March 31, 2005, Makita owned 325 patents and 54 utility model registrations in Japan and 287 patents outside Japan. A utility model registration is a right granted under Japanese law to inventions having a practical utility in terms of form, composition or assembly, but embodying less originality than that required for patents. As of March 31, 2005, Makita had made 569 applications for additional patents and utility model registrations in Japan as well as 227 patent applications outside Japan. While Makita considers all of its intellectual property to be important, it does not consider any one or group of patents, trademarks or utility model registrations to be so significant that their expiration or termination would materially affect Makita’s business.

C. Organizational structure

As of March 31, 2005, the Makita Group consisted of 44 consolidated subsidiaries. Makita Corporation (“the Company”) is the parent company of the Makita Group. The Company heads the development of products. Domestic sales are made by the Company and overseas sales are made almost entirely through sales subsidiaries and wholesalers. The following is a list of significant subsidiaries of the Makita Group.

		Proportion of
	Country of	Ownership and
Company Name	Incorporation	Voting Interest
Makita U.S.A., Inc.	U.S.A	100.0%
Makita Corporation of America	U.S.A	100.0
Makita Canada Inc.	Canada	100.0
Makita Mexico, S.A. de C.V.	Mexico	100.0
Makita do Brasil Ferramentas Eletricas Ltda.	Brazil	99.9
Makita Herramientas Electricas de Argentina S.A.	Argentine	100.0
Makita Chile Ltda.	Chile	100.0
Makita (Australia) Pty. Ltd.	Australia	100.0
Makita (New Zealand) Ltd.	New Zealand	100.0
Makita International Europe Ltd.	U.K.	100.0
Makita (U.K.) Ltd.	U.K.	100.0
Makita Manufacturing Europe Ltd.	U.K.	100.0
Makita France S.A.	France	55.0
Makita Benelux B.V.	The Netherlands	100.0
Euro Makita Corporation B.V.	The Netherlands	100.0
S.A. Makita N.V.	Belgium	100.0
Makita S.p.A.	Italy	100.0
Makita Werkzeug GmbH	Germany	100.0
Dolmar GmbH	Germany	100.0
Makita Werkzeug Gesellschaft m.b.H.	Austria	100.0
Makita Sp.Z O.O.	Poland	100.0
Makita SA	Switzerland	100.0
Makita, S.A.	Spain	100.0
Makita Gulf FZE	U.A.E.	100.0
Makita Oy	Finland	100.0
Makita Singapore Pte. Ltd.	Singapore	100.0
Makita (Taiwan) Ltd.	Taiwan	100.0
Makita Power Tools (HK) Ltd.	China	100.0
Makita (China) Co., Ltd.	China	100.0
Makita (Kunshan) Co., Ltd.	China	100.0
Makita Korea Co., Ltd.	Korea	100.0
Joyama Kaihatsu Ltd.	Japan	100.0
Makita Ichinomiya Corporation and 11 other subsidiaries	Japan	100.0

Note: Proportion of ownership and voting interest includes indirect ownership and voting.
The management rights to Joyama Kaihatsu Ltd., were transferred to Tokyo Tatemono Co., Ltd., on May 31, 2005, and it ceased to be a consolidated subsidiary as of that date.

D. Property, plant and equipment

The following table sets forth information relating to Makita’s principal production facilities as of March 31, 2005.

	Floor space
Location	(Square meters)	Principal products manufactured
In Japan;
Makita Corporation
Okazaki Plants	82,782	Portable woodworking tools and portable general purpose tools
Makita Ichinomiya Corporation	5,325	Stationary woodworking machines
Overseas;
Makita Corporation of America	24,053	Portable woodworking tools and portable general purpose tools
Makita (China) Co., Ltd.	32,770	Portable woodworking tools and portable general purpose tools
Makita (Kunshan) Co., Ltd.	6,401	Portable woodworking tools and portable general purpose tools
Makita Manufacturing Europe Ltd.	11,520	Portable woodworking tools and portable general purpose tools
Dolmar GmbH	17,747	Engine powered equipment

In addition, the Company owns an aggregate of 170,510 square meters of floor space occupied by the head office, warehouse facilities, a training center, dormitories and sales offices.

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

•	Head office and certain branch offices of Makita U.S.A., Makita Canada, and Makita Australia; and

•	Head office of Makita Germany, Makita France, Makita Benelux (The Netherlands), Makita Belgium, Makita Italy, Makita Brazil, Makita Taiwan, and Makita Singapore.

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

Item 5.      Operating and Financial Review and Prospect

A. Operating Results

The following table sets forth a summary of our results of operations for each of the years ended March 31, 2003, 2004 and 2005.

	(Millions of yen, except for percentage amounts)						U.S. Dollars (thousands)
	2003		2004		2005		2005
								Change
		%		%		%		%
Net sales	¥175,603	100.0	¥184,117	100.0	¥194,737	100.0	$1,819,972	5.8
Cost of sales	110,226	62.8	110,322	59.9	113,323	58.2	1,059,093	2.7

Gross profit	65,377	37.2	73,795	40.1	81,414	41.8	760,879	10.3
Selling, general and administrative expenses	51,579	29.4	53,698	29.2	52,646	27.1	492,019	(2.0)
Loss (Gain) on disposals or sales of property, plant and equipment	1,330	0.7	(2,379)	(1.3)	1,234	0.6	11,533	–
Impairment of long-lived assets	–	–	7,780	4.2	577	0.3	5,393	(92.6)
Transfer to the government of the substitutional portion of pension plan	–	–	–	–	(4,441)	(2.3)	(41,505)	–

Operating income	12,468	7.1	14,696	8.0	31,398	16.1	293,439	113.6
Other income (expenses)
Interest and dividend income	786	0.4	869	0.5	1,157	0.6	10,813	33.1
Interest expense	(665)	(0.4)	(605)	(0.3)	(588)	(0.3)	(5,495)	(2.8)
Exchange gains (losses) on foreign currency transactions, net	(1,460)	(0.8)	(202)	(0.1)	37	0.0	346	–
Realized gains (losses) on securities, net	(2,590)	(1.5)	555	0.3	453	0.2	4,234	(18.4)
Other, net	753	0.5	857	0.4	161	0.1	1,504	(81.2)

Total	(3,176)	(1.8)	1,474	0.8	1,220	0.6	11,402	(17.2)

Income before income taxes	9,292	5.3	16,170	8.8	32,618	16.7	304,841	101.7
Provision for income taxes	2,569	–	8,479	–	10,482	5.3	97,962	23.6
Net income	6,723	3.8	7,691	4.2	22,136	11.4	206,879	187.8

General Overviews

Regarding economic trends overseas during the year under review, the U.S. showed a moderate expansionary trend supported by firm private consumption and private capital investment. In Europe, although the U.K. economy was strong, boosted by demand for construction, the economies of Germany and other major countries saw a weakening of export growth because of the appreciation of the euro. Asian economies outside Japan, especially China, continued to sustain high rates of economic growth.

In Japan, expansion of private capital investment continued, but as a result of sharp increases in prices of raw materials and other factors, the economy as whole lost robustness in the second half of the fiscal year, thus bringing only relatively weak recovery.

The principal business of Makita is the manufacture and sale of power tools and woodworking machines. Principal products include circular saws, jigsaws, planers, drills, rotary hammers, grinders and slide compound saws. Makita has nine manufacturing centers, two located in Japan, two in China and one each in the United States, Canada, Brazil, the United Kingdom, and Germany.

During fiscal 2005, Makita worked to expand its production in China and proceeded with initiatives to develop high value-added products that accurately meet user needs. In its sales activities, Makita continued to implement a global marketing strategy founded on after sales service that is closely integrated into local areas.

On a consolidated basis, our net sales in fiscal 2005 amounted to ¥194,737 million, up 5.8% from the previous fiscal year, the highest level in Makita’s history. Net income amounted to ¥22,136 million, 187.8% higher than the previous fiscal year. Factors accounting for this included Makita’s cost to sales ratio improved because of expansion in production at plants in Japan and China. Moreover, during the previous year, Makita reported an impairment loss of ¥5,596 million related to its golf course subsidiary. The absence of this loss in the year under review and other special factors, including the reporting of a gain of ¥4,441 million in connection with the return of the substitutional portion of the Company’s Employee Pension Fund to the government resulted in an increase in operating income of 2.1 times, to ¥31,398 million.

Fiscal Year (FY) 2005 compared to FY2004

Net sales

Makita’s consolidated net sales for the fiscal year ended March 31, 2005 (“FY 2005”) amounted to ¥194,737 million, an increase of 5.8%, or ¥ 10,620 million, from the fiscal year ended March 31, 2004 (“FY 2004”). In FY 2005, the average yen-dollar exchange rate was ¥107.5 for $1.00, representing a 5.5% appreciation of the yen compared with the average level in FY 2004. The average level of the yen-euro exchange rate in FY 2005 was ¥135.2 for 1.00 euro, representing a 1.9% depreciation of the yen compared with the average level in FY 2004. Excluding the effect of appreciation of the euro and the depreciation of the U.S. dollar, consolidated net sales would have increased by 6.2% in FY 2005.

While Makita’s consolidated net sales increased 5.8% in FY 2005, the overall number of units of products sold increased significantly in FY 2005, and excluding the effect of the decrease in prices of products, Makita’s consolidated net sales would have increased by 7.5%, or by ¥ 13,798 million. The significant increase in the quantity of goods sold in FY 2005 primarily reflected strong sales of Makita’s portable general-purpose tools, such as grinders, rotary hammers and hammer drills. Among others, Makita’s new line-up cordless driver drill #6270 series were popular especially in Europe over Makita’s competitors, in part reflecting the lower sales price resulting from the strength of the euro in FY 2005. The increase was partially offset by a decrease in sales in the North American market, as the North American home centers, as customers of Makita, continued to enhance their production and distribution of products under their own brand name. Among others, the number of drills sold in the North America market declined significantly in FY 2005.

The average price of Makita’s products declined in FY 2005, and excluding the effect of the increase in the number of units sold, the drop of prices would have decreased Makita’s net sales by 1.9%, or by ¥ 3,537 million. The reduction in prices was caused primarily by increased price competition in the markets and reduced cost of production, reflecting primarily the transfer of a part of Makita’s production from Japan to the People’s Republic of China, where the overall costs of production, including labor, parts and equipment, are significantly less expensive than in Japan. A second factor contributing to the decrease in Makita’s prices of goods was the increased sales volume of MAKTEC, Makita’s lower end brand, which continued to sell particularly well in Asia.

Sales of new products comprised 10.8% of consolidated net sales of Makita in FY 2005, or ¥ 21,119 million. Among others, new models of drills, hammer drills and circular saws were introduced during FY 2005 in most of Makita’s markets world-wide and contributed significantly to the increase of Makita’s net sales in FY 2005. In particular, in overseas markets, especially in Europe, Makita’s new products such as its new line-up cordless driver drill #6270 series proved very popular, in part because of the features and design and in part because of lower product prices reflecting the lower cost of production. In Japan, Makita’s new cordless impact drivers and new circular saws sold well, responding to the increasing demand for renovation-related products in the market.

In terms of product type, there was an increase in the sales of portable general-purpose tools and income from parts, repairs and accessories by 6.3% or ¥ 9,692 million and 3.1% or ¥ 928 million, respectively. In particular, sales increased significantly in cordless impact drivers, circular saws and rotary hammers.

Sales by region

The increase in consolidated net sales in FY 2005 can be attributed primarily to increased sales in Asia (excluding Japan) increasing 14.7%, or ¥2,096 million, to ¥16,341 million and to increased sales in Europe increasing 13.4%, or ¥8,894 million, to ¥75,263 million and, to a lesser extent, increased sales in other regions including Australia, Latin America and Middle East increasing 12.2% or ¥2,756 million, to ¥25,264 million and increased sales in Japan increasing 0.6%, or ¥237 million, to ¥39,379 million. The increase was offset partially by decreased sales in North America falling 8.0%, or ¥3,363 million, to ¥38,490 million.

The increased sales in Asia (excluding Japan) in FY 2005 primarily reflected the increased number of units sold in Asia, particularly with respect to portable general-purpose tools, especially grinders and hammer drills. The increased quantity of units sold were mostly offset by the decreased price per product, resulting from the increased popularity of Makita’s lower end brand, MAKTEC and, to a lesser extent, Makita’s reduced cost of production. Net sales in yen terms increased in the People’s Republic of China by 9.6% over amounts recorded in FY 2004. In addition, the introduction of new products contributed significantly to the increase of sales in Asia, in particular new models of drills and grinders. Excluding the effect of fluctuations of the local currencies, consolidated net sales would have increased by 16.6%, or ¥2,371 million in FY 2005.

The increased sales in Europe in FY 2005 primarily reflected the appreciation of the euro against the yen. In addition, the increased number of units sold in Europe, particularly with respect to portable general purpose tools, in especially Russia, Eastern European countries, the United Kingdom, Germany and France contributed to increased sales in Europe, partially offset by the decreased price per product resulting from reduced cost of production. Net sales in yen terms increased in Russia and Eastern Europe by 24.3%, in the United Kingdom by 14.1%, in Germany by 6.9% and in France by 15.1% over amounts recorded in FY 2004. Among others, Makita’s products such as drills and rotary hammers were particularly popular in countries such as Germany and the United Kingdom, partly reflecting the lower sales price resulting from the strength of the euro in FY 2005. Drills and rotary hammers increased by 13.5% and 13.6% respectively. In addition, the introduction of new products contributed significantly to the increase of sales in Europe, in particular new models of cordless driver-drills, rotary hammers and chain saws. Excluding the effect of fluctuations of the local currencies, consolidated net sales would have increased by 11.0%, or ¥7,304 million in FY 2005.

The increased sales in other regions including Australia, Latin America and the Middle East in FY 2005 were primarily due to an increased number of units sold in such other regions, particularly with respect to portable general purpose tools such as grinders, impact driver drills and rotary hammers sold in the Middle East, Africa and Australia. In FY 2005 Makita saw significant success in its sales efforts to new markets in the Middle East and Africa. The increased number of Makita products sold in other regions was partially offset by the decreased price per product resulting from the reduced cost of production, especially in grinders. Overall, net sales of grinders increased by 11.8% over amounts recorded in FY 2004. In addition, the introduction of new products contributed significantly to the increase of sales in other regions, in particular new models of rotary hammers and grinders. Excluding the effect of fluctuations of the local currencies, consolidated net sales would have increased by 14.3%, or ¥3,214 million in FY 2005.

The increased sales in Japan in FY 2005 primarily reflected the increased number of units sold with respect to its portable general purpose tools such as Makita’s mainstay impact driver drills and circular saws, partially offset by the decline in the number of units sold in stationary woodworking machines and parts for repairs. On the other hand, continuing low levels of housing construction in Japan restrained the growth of demand for Makita’s products and increased overall competition resulted in price pressure. In addition, the introduction of new products contributed significantly to the increase of sales in Japan, in particular new models of renovation-related products such as cordless impact driver drills and circular saws.

The decreased sales in North America in FY 2005 were primarily due to the depreciation of the dollar against the yen. To a lesser extent, decreased sales in North America were due to overall declining demand in North America, as home centers in the United States and Canada enhanced production and distribution of products under their own brand name and, as a result, Makita’s sales to home centers declined. In addition, a part of the decrease in sales was attributable to the increase in competitive pressures resulting in enhanced sales incentives offered to professional user customers. The decline in sales in North America was despite Makita’s successful marketing programs aimed at the professional user market in the United States and Canada, and Makita’s reorganization of its distribution networks in the United States. In the United States, sales in dollar terms declined by 4.0%, as a result of weaker sales volume reflecting mainly the decrease in sales to home centers, such as sales of drills, circular saws and sanders. Overall, net sales of drills in North America decreased by 20.0% as compared to the amounts recorded in FY 2004. Excluding the effect of fluctuations of the local currencies, consolidated net sales would have decreased by 4.2%, or ¥1,752 million in FY 2005.

Review of Performance by Product Group

Portable General Purpose Tools
The portable general purpose tools group offers a wide range of dependable cordless drills, hammer drills, rotary hammers, demolition hammers, grinders, drills, sanders, screwdrivers, impact wrenches, shears, nibblers, and cutters. This group generates the largest portion of Makita’s consolidated net sales. In FY 2005, sales of portable general purpose tools grew 7.7%, to ¥105,736 million, accounting for 54.3% of consolidated net sales. In Japan, sales of portable general purpose tools increased 1.5%, to ¥14,129 million, accounting for 35.9% of total domestic sales. Overseas sales of portable general purpose tools increased 8.7%, to ¥91,607 million, or 59.0% of total overseas sales.

Portable Woodworking Tools
Principal products in Makita’s portable woodworking tools group include circular saws, jigsaws, recipro saws, planers, routers, trimmers, and pneumatic nailers. In FY 2005, Makita recorded a 0.2% increase in sales of portable woodworking tools, to ¥34,507 million, or 17.7% of consolidated net sales. Domestic sales of portable woodworking tools decreased 4.8%, to ¥6,744 million, accounting for 17.1% of total domestic sales. Makita posted a 1.5% increase in overseas sales of portable woodworking tools, to ¥27,763 million, which accounted for 17.9% of total overseas sales in FY 2005.

Stationary Woodworking Machines
Makita’s extensive lineup of stationary woodworking machines encompasses table saws, planer-jointers, and band saws. Sales of stationary woodworking machines in FY 2005 fell 8.1%, to ¥1,573 million, accounting for 0.8% of consolidated net sales. Domestic sales of stationary woodworking machines dropped 8.4%, to ¥853 million, accounting for 2.2% of total domestic sales. Overseas sales of stationary woodworking machines were ¥720 million, a 6.5% decrease from the previous fiscal year, accounting for 0.5% of Makita’s total overseas sales.

Other Products
Makita’s other products category includes industrial-use dust collectors and generators as well as various products for garden and home use, including chain saws, brush cutters, grass cutters, hedge trimmers, blowers, and cordless cleaners. In FY 2005, sales of other products grew 11.3%, to ¥21,763 million, accounting for 11.2% of net sales. In Japan, Makita recorded a 3.8% rise in sales of other products, to ¥8,473 million, accounting for 21.5% of total domestic sales. Overseas sales of other products increased 16.7%, to ¥13,290 million, accounting for 8.6% of total overseas sales.

Parts, Repairs and Accessories
Makita’s after-sales services include the sale of parts and accessories and repairs. In FY 2005, parts, repairs, and accessories sales edged up 5.5%, to ¥31,158 million, accounting for 16.0% of consolidated net sales. Domestic sales of parts, repairs, and accessories increased 10.3% to ¥9,180 million and contributed 23.3% of total domestic sales. Overseas sales of parts, repairs, and accessories advanced 3.7%, to ¥21,978 million, accounting for 14.1% of total overseas sales.

Cost of sales
Cost of sales increased 2.7%, or ¥3,001 million, to ¥113,323 million, and the ratio of cost of sales to net sales decreased by 1.7%, falling from 59.9% to 58.2%. The ratio of cost of sales to net sales improved mainly due to Makita’s strategy to expand production in China and to further develop high value-added products. As a result of this strategy, productivity in Makita’s factories in China and Japan improved, accounting for 1.3% out of the 1.7% improvement in the ratio of cost of sales to net sales.

Gross profit
In addition to cost reductions, the appreciation of the euro against the yen and the dollar increased the profitability of products manufactured in Japan and China and marketed in Europe. As a result, gross profit in FY 2005 increased 10.3%, to ¥81,414 million. The ratio of gross profit to net sales improved 1.7 percentage points, from 40.1% to 41.8%.

Selling, general and administrative expenses
Selling, general and administrative (SG&A) expenses dropped 2.0%, or ¥1,052 million, to ¥52,646 million, in FY 2005, principally as a result of a decrease in pension cost due to an amendment and the transfer to the government of the substitutional portion of domestic pension plan, and depreciation expenses. In addition, the ratio of SG&A expenses to net sales decreased 2.1 percentage point, from 29.2% to 27.1%, principally as a result of reduced personnel expenses due to restructuring in the U.S.A. with the aim to reduce personnel expenses and depreciation expenses to net sales.

Loss/Gain on disposal or sales of property, plant and equipment
In FY2005, there was a loss of ¥1,234 million, versus a gain of ¥2,379 million in FY2004. In FY2004, the Company sold a portion of land and structures at its head office premises in Anjo, Aichi Prefecture in Japan. This gain is recorded in the Japan segment. In FY2005, Makita’s factories disposed of or sold some equipment, and the Company sold a portion of land in Sapporo, Hokkaido in Japan. These dispositions and sales were recorded as a loss in the Japan segment. Most of the dispositions and sales resulting in the loss were in connection with Makita’s ordinary course of business.

Impairment of long-lived assets
FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” requires an asset impairment adjustment if the sum of the estimated asset’s related undiscounted future cash flows is less than the current carrying value of the asset. If an asset is deemed to be impaired, the value of the asset is written down to its estimated fair value.

Makita made a decision to discontinue the use of a certain information technology facility located in zoning area in Japan during FY 2005. In accordance with FASB No. 144, Makita recorded a ¥577 million impairment loss on this facility in the Japan segment. The estimated fair value of ¥196 million represents the fair value of the land as determined by a third party appraiser considering the estimated net cash flows from effecting the sale to a third party purchaser. Current zoning regulations require that a buyer utilize the Facility on substantially the same basis. Therefore, the combination of the limitations imposed by the zoning rules and the fact that the Facility is located in a rural, non industrial section of Japan has caused management to determine that the recoverable value on an as is basis will be most likely limited to the estimated fair value of the land.

Transfer to the government of the substitutional portion of pension plan
Until June, 2004, Makita had an employee pension fund in Japan, which was a defined benefit pension fund established under the Japanese pension law. This domestic contributory plan was composed of a corporate defined benefit portion established by the Company and a substitutional portion based on benefits prescribed by the Japanese government. The Company was exempted from contributing to the Japanese Pension Insurance program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through a domestic contributory plan arrangement. The plan assets of the domestic contributory plan were invested and managed as a single portfolio for the entire domestic contributory plan and were not separately attributed to the substitutional and corporate portions. In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the domestic contributory plan to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer would be required to make periodic contributions to the Japanese Pension Insurance program, and the Japanese government would be responsible for all benefit payments. The corporate portion of the domestic contributory plan would continue to exist exclusively as a corporate defined benefit pension plan. Makita has accounted for the transfer in accordance with EITF 03-02 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. As specified in EITF 03-02, the entire separation process has been accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with SFAS No.88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. The aggregate effect of this separation was determined based on the Company’s pension benefit obligation as of the date the transfer was completed and the amount of plan assets required to be transferred.

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

As a result of the transfer, the Company recognized a subsidy from the Japanese government equal to the difference between the fair value of the obligation deemed “settled” with the Japanese government and the assets required to be transferred to the government in the amount of ¥9,128 million in FY2005. In addition, the Company recognized a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total employee’s pension fund obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to Yen 4,687 million. The resulting net gain of ¥4,441 million was recorded as a “transfer to the government of the substitutional portion of pension plan” in the accompanying consolidated income statement in FY 2005.

Operating income
As a result of the factors indicated above, operating income grew 113.6%, to ¥31,398 million, in FY 2005, and the ratio of operating income to net sales rose 8.1 percentage points, from 8.0% to 16.1%.

Other income (expenses)
Other income dropped 17.2%, or ¥254 million, to ¥1,220 million, in FY 2005. This decrease reflects a decrease in realized gains on securities and other income by 56.5%, or ¥798 million, to ¥614 million, in FY 2005. The foregoing decrease was partially offset by the following factors. (1) Interest and dividend income increased 33.1%, or ¥288 million, to ¥1,157 million, in FY 2005. This resulted from the increase in the amount of cash equivalents with foreign subsidiaries and the average balance of Securities. (2)As a result of decreases of weighted average interest rates on borrowings, interest expense decreased by 2.8%, or ¥17 million, to ¥588 million, in FY 2005. (3)The balance of foreign exchange gains and losses improved by ¥239 million to a ¥37 million gain in FY2005 from a ¥202 million loss in FY2004. This reflects the Euro appreciating against the Japanese yen and the U.S. dollar depreciating against the Japanese yen in this period.

Income before income taxes
Income before income taxes in FY 2005 increased by 101.7%, or ¥16,448 million, to ¥32,618 million, and the ratio of operating income to net sales rose 7.9 percentage points, from 8.8% in FY 2004 to 16.7% in FY 2005.

Provision for income taxes
Total provision for income taxes increased by 23.6% as compared with FY2004 and amounted to ¥10,482 million in FY 2005, mainly because of a rise in the taxable income of Makita.

The effective income tax rate was 32.1%, compared with the statutory income tax rate of 40.3%. The difference between these rates was mainly attributed to the effect of tax treaties, through which Japanese corporations can claim a tax credit against Japanese income taxes on income earned in certain countries, even through that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction was provided. The Company applied such “tax sparing” mainly to China with the indicated tax reduction effect.

Net income
As a result of the foregoing, net income for FY 2005 increased 187.8% or ¥14,445 million, to ¥22,136 million.

Earnings per share
Basic net income per share of common stock amounted to ¥153.9, compared with ¥53.2 in FY 2004. Diluted net income per share amounted to ¥148.8, compared with ¥51.9 in FY 2004.

Regional Segments
Segment information described below is determined by the location of the Company and its relevant subsidiaries.

Japan Segment
In FY 2005, sales in the Japan segment grew 10.9%, to ¥98,741 million. Sales to outside customers advanced 5.3% to ¥50,955 million, which accounted for 26.2% of consolidated net sales. The increase reflects a 0.6% rise in sales in the domestic market as well as a 24.9% surge in export sales mainly to Asia. Segment operating income climbed 11.0 times, to ¥15,915 million, owing to a 5.4% fall in operation expenses to ¥82,826 million. The decrease in operating expenses resulted from a gain of ¥4,441 million in connection with the return of the substitutional portion of the Company’s Employee Pension Fund to the government in FY2005, versus an impairment loss of ¥5,996 million related to its golf course subsidiary in FY2004, and due to improved productivity in the Japanese factory and the Chinese factories.

North America Segment
In FY 2005, sales in the North America segment dropped 7.6%, to ¥42,190 million. Sales to outside customers fell 7.4% to ¥38,607 million, which accounted for 19.8% of consolidated net sales. This decline in sales to outside customers mainly due to overall declining demand in North America, as home centers in the United States and Canada enhanced production and distribution of products under their own brand name and, as a result, Makita’s sales to home centers declined. Segment operating income surged 123.9% to ¥1,610 million, principally owing to a 9.7% fall in operating expenses to ¥40,580 million. The decrease in operating expenses reflected lower expenses due to restructuring measures that reduced personnel expenses and due to improved productivity in the Chinese factories.

Europe Segment
In FY 2005, sales in the Europe segment grew 13.7% to ¥81,666 million. Sales to outside customers advanced 13.0%, to ¥75,864 million, which accounted for 39.0% of consolidated net sales. Segment operating income surged 35.4%, to ¥10,125 million, principally owing to a rise in net sales on a local currency basis as well as to a rise in operating profit rates resulting from the strength of the euro and the improved cost efficiency following the shift of a portion of our manufacturing processes to factories in China.

Asia Segment
In FY 2005, sales in the Asia segment increased 46.0% to ¥42,315 million. Sales to outside customers advanced 11.6%, to ¥7,378 million, which accounted for 3.8% of consolidated net sales. Segment operating income grew 68.2%, to ¥4,926 million in FY 2005. The decrease in operating expenses reflected improved productivity in the Chinese factories.

Other Segment
In FY 2005, sales in the other segment increased 8.3% to ¥22,101 million. Sales to outside customers increased by 8.1%, to ¥21,933 million, which accounted for 11.3% of consolidated net sales. Segment operating income fell 29.0%, to ¥955 million in FY 2005.

Fiscal Year (FY) 2004 compared to FY2003

Net sales

Makita’s consolidated net sales for FY 2004 amounted to ¥184,117 million, an increase of 4.8%, or ¥ 8,514 million, from FY 2003. In FY 2004, the average yen-dollar exchange rate was ¥113.2 for $1.00, representing a 7.2% appreciation of the yen compared with the average level in FY 2003. The average level of the yen-euro exchange rate in FY 2004 was ¥132.7 for 1.00 euro, representing a 9.7% depreciation of the yen compared with the average level in FY 2003. Excluding the effect of the appreciation of the euro and the depreciation of the U.S. dollar, consolidated net sales would have increased by 3.8% in FY 2004.

While Makita’s consolidated net sales increased 4.8% in FY 2004, the overall number of units of products sold increased significantly in FY 2004, and excluding the effect of the decrease in prices of products, would have increased Makita’s consolidated net sales by 5.6%, or by ¥ 9,834 million. The significant increase in the quantity of goods sold in FY 2004 primarily reflected strong sales of Makita’s portable general purpose tools, such as hammer drills, grinders and cordless driver-drills. Among others, Makita’s new line-up of 2kg rotary hammers were popular, especially in Europe, over Makita’s competitors, in part reflecting the lower sales price resulting from the strength of the euro in FY 2004. The increase was partially offset by a decrease in sales in the North American market, as the North American home centers, as customers of Makita, enhanced their production and distribution of products under their own brand name. Among others, the number of table saws sold in the North American market declined significantly in FY 2004.

The average price of Makita’s products declined in FY 2004, and excluding the effect of the increase in the number of units sold, the drop of prices would have decreased Makita’s net sales by 1.8%, or by ¥ 3,400 million. The reduction in price was primarily a result of reduced cost of production, reflecting primarily the transfer of a part of Makita’s production from Japan to the People’s Republic of China, where the overall costs of production, including labor, parts and equipment, are significantly less expensive than in Japan. A second factor contributing to the decrease in Makita’s prices of goods was the increased sales volume of MAKTEC, Makita’s lower end brand, which sold particularly well in Asia. Finally, a portion of the downward price pressure on Makita’s products is attributable to enhanced competition, particularly in Thailand, the People’s Republic of China and Singapore, for products such as portable cut-off saws, grinders and hammer drills, resulting in price cuts and enhanced offers of sales incentives.

Sales of new products comprised 9.4% of consolidated net sales of Makita in FY 2004, or ¥ 17,374 million. Among others, new models of cordless driver-drills, circular saws and hammer drills were introduced during FY 2004 in most of Makita’s markets world-wide and contributed significantly to the increase of Makita’s net sales in FY 2004. In particular, in overseas markets, especially in Europe, Makita’s new products such as its new line-up of 2kg rotary hammers proved very popular, in part because of the features and design and in part because of lower product prices reflecting the lower cost of production. In Japan, Makita’s new circular saws and new cordless impact drivers sold well, responding to the increasing demand of renovation-related products in the market.

In terms of product type, there was an increase in the sales of portable general-purpose tools and income from parts, repairs and accessories by 6.5% or ¥ 6,032 million and 5.1% or ¥ 1,474 million, respectively. In particular, sales increased significantly in cordless impact drivers, circular saws and hammer drills. The increased sales of such products were offset in part by an 11.1% or ¥ 213 million decrease in sales of stationary woodworking machines.

Sales by region

The increase in consolidated net sales in FY 2004 can be attributed primarily to sales in Europe increasing 15.1%, or ¥8,721 million, to ¥66,369 million, to increased sales in other regions including Australia, Latin America and Middle East increasing 13.5% or ¥2,681 million, to ¥22,508 million and, to a lesser extent, sales in Asia (excluding Japan) increasing 3.4%, or ¥471 million, to ¥14,245 million and sales in Japan increasing 0.9%, or ¥361 million, to ¥39,142 million. The increase was offset partially by sales in North America falling 8.2%, or ¥3,720 million, to ¥41,853 million.

The increased sales in Europe in FY 2004 primarily reflected the appreciation of the euro against the yen. In addition, the increased number of units sold in Europe, particularly with respect to portable general purpose tools, in especially Russia, Eastern European countries, the United Kingdom, Germany and France contributed to increased sales in Europe, partially offset by the decreased price per product resulting from reduced cost of production. Net sales, denominated in local currency, increased in Russia by 27.6%, in Eastern Europe by 22.0%, in the United Kingdom by 8.4%, in Germany by 14.9% and in France by 20.5% over amounts recorded in FY 2003. Among others, Makita’s products such as cordless driver-drills and 2 kg rotary hammers were particularly popular in countries such as Germany and the United Kingdom, partly reflecting the lower sales price resulting from the strength of the euro in FY 2004. Cordless driver-drills and hammer drills increased by 19.4% and 11.8% respectively. In addition, the introduction of new products contributed significantly to the increase of sales in Europe, in particular new models of cordless driver-drills, circular saws and hammer drills. Excluding the effect of fluctuations of the local currencies, consolidated net sales would have increased by 7.2% in FY 2004.

The increased sales in other regions including Australia, Latin America and the Middle East in FY 2004 primarily reflected the increased number of units sold in other regions, particularly with respect to portable general purpose tools such as cordless driver-drills and hammer drills sold in the Middle East, Africa and Australia. Net sales, denominated in local currency, increased in Australia by 18.1%, in UAE by 23.5% and in New Zealand by 27.6% over amounts recorded in FY 2003. Among others, in FY 2004 Makita saw significant success in its sales efforts to new markets in the Middle East and Africa. The increased number of Makita products sold in other regions was partially offset by the decreased price per product resulting from the reduced cost of production, especially in cordless driver-drills. Overall, net sales of cordless driver-drills increased by 24.7% over amounts recorded in FY 2003. In addition, the introduction of new products contributed significantly to the increase of sales in other regions, in particular new models of cordless driver-drills, table saws and circular saws. Excluding the effect of fluctuations of the local currencies, consolidated net sales would have increased by 12.5% in FY 2004.

The increased sales in Asia (excluding Japan) in FY 2004 primarily reflected the increased number of units sold in Asia, particularly with respect to portable general purpose tools, especially hand drills and grinders. The increased quantity of units sold were mostly offset by the decreased price per product, resulting from the increased popularity of Makita’s lower end brand, MAKTEC and, to a lesser extent, Makita’s reduced cost of production. Net sales, denominated in local currency, increased in Taiwan by 5.1% and in Singapore by 3.8% over amounts recorded in FY 2003. In addition, the introduction of new products contributed significantly to the increase of sales in Asia, in particular new models of hammer drills, cordless driver-drills and grinders. Excluding the effect of fluctuations of the local currencies, consolidated net sales would have increased by 6.6% in FY 2004.

The increased sales in Japan in FY 2004 primarily reflected the increased number of units sold with respect to its portable general purpose tools such as Makita’s mainstay impact driver products and portable woodworking tools, partially offset by the decline in the number of units sold in stationary woodworking machines and parts, repairs and accessories. Overall, net sales of cordless driver-drills including impact drivers increased by 4.9% over the amounts recorded in FY 2003. On the other hand, continuing low levels of housing construction in Japan restrained the growth of demand for Makita’s products and increased overall competition resulted in price pressure. In addition, the introduction of new products contributed significantly to the increase of sales in Japan, in particular new models of renovation-related products such as cordless impact drivers and circular saws.

The decrease in sales in North America in FY 2004 was primarily due to the depreciation of the dollar against the yen. To a lesser extent, the decrease in sales in North America was due to overall declining demand, as home centers in the United States and Canada enhanced production and distribution of products under their own brand name and, as a result, Makita’s sales to home centers declined. In addition, a part of the decrease in sales was attributable to the increase in competitive pressures resulting in enhanced sales incentives offered to professional user customers. The decline in sales in North America was despite Makita’s successful marketing programs aimed at the professional user market in the United States and Canada, and Makita’s reorganization of its distribution networks in the United States. In the United States, sales in dollar terms declined by 3.2%, as a result of weaker sales volume reflecting mainly the decrease in sales to home centers, such as sales of table saws. Overall, net sales of table saws in North America decreased by 30.8% as compared to the amounts recorded in FY 2003. In Canada, sales in Canadian dollar terms declined by 3.2%, as a result of weaker sales volume, also reflecting mainly the decrease in sales to home centers.

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

Selling, general and administrative expenses
Selling, general and administrative (SG&A) expenses grew 4.1%, or ¥2,119 million, to ¥53,698 million, in FY 2004, principally as a result of an increase in personnel, product shipping, advertising and promotion, and R&D expenses. However, the ratio of SG&A expenses to net sales edged down 0.2 percentage points, from 29.4% to 29.2%, principally as a result of drops in the ratios of personnel and shipping costs and depreciation expenses to net sales.

Loss/Gain on disposal or sales of property, plant and equipment
Makita added a new line item, Gain on Sales of Property, Plant and Equipment, to its consolidated statements of income in FY2004 due to the increased significance of such gains in FY2004. Gains amounted to ¥2,379 million in FY2004, versus a loss of ¥1,330 million in FY2003.

In FY2004, the Company sold a portion of land and structures of its head office premises in Anjo, Aichi Prefecture in Japan. The gain of ¥1,850 million is recorded in the Japan segment. In addition, a U.S.-based subsidiary sold its branches and warehouses due to the reorganization of its distribution network, which resulted in a recorded gain of ¥551 million in the North America segment.

Impairment of long-lived assets
In accordance with FASB Statement No. 144, Makita wrote down ¥7,780 million of property, plant and equipment in Japan and the United Kingdom in FY 2004, including a golf course and a certain R&D-facility in Japan and a production facility in the United Kingdom.

In December 2003, in connection with ongoing strategic revenue growth and cost cutting initiatives, specifically including an evaluation of its corporate wide marketing and promotional activities and the cost benefit relationship therefrom, and the continued rationalization of certain personnel related costs, Makita made a decision to no longer consider a golf course owned by a consolidated subsidiary as a corporate asset and curtailed utilizing such for promotional, entertainment and employee welfare purposes. As a result of this decision, Makita performed an impairment analysis by considering cash flows expected to be generated from the golf course on a stand alone basis and recorded an impairment charge of ¥5,996 million to reduce the carrying value to its estimated fair value, as determined on a discounted cash flow basis. Following a decision to discontinue the use of a certain research and development facility and a related administrative facility during fiscal 2004, Makita recorded a ¥1,541 million impairment loss on the subject long-lived asset in the Japan segment. In addition, Makita revalued a production facility owned by a subsidiary in the United Kingdom that it planned to sell, based on the estimated prospective selling price of a portion of the factory, less estimated cost to sell, which resulted in a ¥243 million impairment loss in the Europe segment. Such production facility was sold in April 2004.

Operating income
As a result of the factors indicated above, operating income grew 17.9%, to ¥14,696 million, in FY 2004, and the ratio of operating income to net sales rose 0.9 percentage points, from 7.1% to 8.0%.

Other income (expenses)
The balance of other income and expenses improved ¥4,650 million (income of ¥1,474 million in FY 2004 versus expense of ¥3,176 million in the previous year). This mainly resulted from ¥555 million of gains on the sale of securities, which was made possible by a recovery in stock prices, as compared to realized losses of securities of ¥2,590 million in the previous year. In addition, foreign exchange losses declined ¥1,258 million (FY 2004 ¥202 million loss versus FY 2003 ¥1,460 million loss). This reflected the earlier noted exchange movements (appreciating Euro and declining Dollar versus Yen) and Makita’s increased use of risk hedging in FY2004.

Income before income taxes
Income before income taxes in FY 2004 surged 74.0%, or ¥6,878 million, to ¥16,170 million, and the ratio of operating income to net sales rose 3.5 percentage points, from 5.3% in FY 2003 to 8.8% in FY 2004.

Provision for income taxes
Total provision for income taxes increased 230.1%, to ¥8,479 million in FY 2004, mainly because of a rise in the taxable income of Makita. This higher percentage increase in provisions for income taxes as compared to the percentage increase in income before income taxes was primarily due to an increase in the effective tax rate.

The effective income tax rate was 52.4%, compared with a statutory income tax rate of 41.4%. The difference between those rates was mainly attributed to the increase in valuation allowance as a percentage of income before income taxes, which was caused by a 100% valuation allowance established on the impairment loss on long-lived assets of a subsidiary that operates a golf course in Japan.

Net income
As a result of the foregoing, net income for fiscal 2004 increased 14.4% or ¥ 968 million, to ¥7,691 million.

Earnings per share
Basic net income per share of common stock amounted to ¥53.2, compared with ¥45.3 in FY 2003. Diluted net income per share amounted to ¥51.9, compared with ¥44.2 in FY 2003.

Regional Segments
Segment information described below is determined by the location of the Company and its relevant subsidiaries.

Japan Segment
In FY 2004, sales in the Japan segment grew 2.5%, to ¥89,046 million. Sales to outside customers advanced 3.2% to ¥48,413 million, which accounted for 26.3% of consolidated net sales. The increase reflects a 0.9% rise in sales in the domestic market as well as a 14.2% surge in export sales mainly to Asia. Segment operating income dropped 63.0%, to ¥1,452 million, due to the earlier noted ¥ 7,537 million impairment losses with respect to a research and development facility and a golf course that increased operating expenses by 5.6%, to ¥87,594 million. There were no similar impairment related charges in FY 2003.

North America Segment
In FY 2004, sales in the North America segment dropped 8.1%, to ¥45,677 million. Sales to outside customers fell 9.0% to ¥41,699 million, which accounted for 22.6% of consolidated net sales. This decline in sales to outside customers was attributed to competitive pressure that caused declines in sales volume and increase of offered sales incentives, though the economic conditions remained robust. Segment operating income surged 167.3% to ¥719 million, principally owing to a 9.1% fall in operating expenses to ¥44,958 million. The decrease in operating expenses reflected the improved profitability of products manufactured in Chinese factories as well as a ¥555 million gain mainly on the sale of marketing branches and warehouses due to the reorganization of the distribution network of Makita’s U.S.-based marketing subsidiary. It also reflected lower expenses due to restructuring measures that reduced personnel expenses.

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

Other Segment
In FY 2004, sales in the other segment increased 8.3% to ¥20,406 million. Sales to outside customers advanced 8.1%, to ¥20,283 million, which accounted for 11.1% of consolidated net sales. Segment operating income grew 204.4%, to ¥1,345 million in FY 2005.

CRITICAL ACCOUNTING POLICIES
As disclosed in Note 3 of the Notes to the accompanying consolidated financial statements, the preparation of Makita’s consolidated financial statements in accordance with U.S generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions were determined by management’s judgment based on currently known facts, situations and plans for future activities, which may change in the future. Certain accounting estimates are particularly sensitive because of their significance to the consolidated financial statements and accompanying notes and due to the possibility that future events affecting the estimates may differ significantly from management’s current judgments. Accordingly, any change in the facts, situations, future plans or other factors on which management bases its estimates may result in a significant difference between earlier estimates and the actual results achieved. Makita believes that the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements and accompanying notes.

Revenue Recognition
Makita believes that revenue recognition is critical for its financial statements because net income is directly affected by the estimation of sales incentives. In recognizing its sales incentives, is required to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made. Makita principally generates revenue through the sale of power tool products. Makita’s general revenue recognition policy follows the provisions of Staff Accounting Bulletin No. 104 (“SAB 104”). In accordance with SAB 104 and as disclosed in the consolidated financial statements, Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. Makita believes the foregoing conditions are satisfied upon the shipment or delivery of Makita’s product.

With respect to “Revenue Recognition,” Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertising and cash discounts, and are accounted for in accordance with the Emerging Issues Task Force Issue No. 01-9.

Volume-based rebates are provided to customers only if customers attain a pre-determined cumulative level of revenue transactions within a specified period of a year or less. Liabilities for volume-based rebates are recognized within a corresponding reduction to revenue for the expected sales incentive at the time the related revenue is recognized, and are based on the estimation of sales volume reflecting the historical performance of individual customers.

Cooperative advertisings are provided to certain customers as a contribution to or as sponsored funds for advertisements. Under cooperative advertising programs, Makita does not receive an identifiable benefit sufficiently separable from its customers. Accordingly, cooperative advertisings are also accounted as a reduction of revenue.

Cash discounts are provided as a certain percentage of the invoice price as predetermined by spot contracts or based on contractually agreed upon amounts with customers. Cash discounts are recognized as a reduction of revenue at the time the related revenue is recognized based on Makita’s ability to reliably estimate such future discounts to be taken. Cash discounts are substantially all taken with 30 days following the date of sale. Estimates of expected cash discounts are evaluated and adjusted periodically based on actual sales transactions and historical trends.

The following table shows the changes in accruals for volume-based rebates, cooperative advertising and cash discounts for the years ended March 31, 2003, 2004 and 2005:
	Yen			U.S. Dollars
	(millions)			(thousand)
	For the year ended March 31,
	2003	2004	2005	2005
Volume-based rebates:
Actual payment for the year	(4,200)	(3,934)	(4,450)	(41,589)
Income statement impact for the year	3,764	3,903	4,333	40,495
Accrued expenses (BS) as of March 31,	1,309	1,278	1,161	10,850
Cooperative advertisings:
Actual payment for the year	(1,841)	(2,076)	(1,900)	(17,757)
Income statement impact for the year	1,827	2,147	1,812	16,935
Accrued expenses (BS) as of March 31,	525	596	508	4,748
Cash discounts:
Actual payment for the year	(3,691)	(3,680)	(3,712)	(34,692)
Income statement impact for the year	3,669	3,661	3,684	34,430
Accrued expenses (BS) as of March 31,	271	252	224	2,093

Inventory valuation and reserve

Inventories are valued at the lower of cost or market price, with cost determined based on the average cost method. The valuation of inventory requires Makita to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires Makita to estimate the future demand for products taking into consideration such factors as macro and micro economic conditions, competitive pressures, technological obsolescence, changes in consumer buying habits and others. The estimates of future demand that Makita uses in the valuation of inventory are the basis for revenue forecasts, which are also consistent with short-term manufacturing plans. If demand forecast for specific products is greater than actual demand and Makita fails to reduce manufacturing output accordingly, Makita could be required to write down additional on-hand inventory, which would have a negative impact on gross margin and, consequently, a potential material adverse impact on net income. However, sales of previously written-down or written-off inventory is not significant to any of the periods presented and Makita believes that the gross profit of the resulting sales of such inventory items is similar to that realized on all of its sales for the respective periods presented. Accordingly, the impact on Makita’s consolidated gross profit margin by sales of previously written-down or written-off inventory is not material. Makita usually sells or scraps remaining inventory items within a few years after write off and/or write down.

Unrealized Losses on Securities

Makita holds marketable securities and investment securities which are accounted for in accordance with SFAS No. 115. Makita believes that impairment on securities is critical because it holds significant amounts of securities and any resulting impairment loss could have a material adverse impact on net income. Makita utilizes significant judgment based on subjective as well as objective factors in determining when an investment is other-than-temporarily impaired. Makita regularly reviews available-for sale securities and held-to-maturity securities for possible impairment based on criteria that include, but are not limited to, the extent to which cost exceeds market value, the duration of a market decline, our intent and ability to hold to recovery and the financial health, specific prospects and creditworthiness of the issuer. Makita performs comprehensive market research and analysis and monitors market conditions to identify potential impairments.

Allowance for Doubtful Receivables

Makita performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by Makita’s review of their current credit information. Makita continuously monitors collections and payments from its customers and maintains a provision for probable estimated credit losses based upon its historical experience and any specific customer collection issues that Makita has identified. Such credit losses have historically been within Makita’s expectations and the provisions established. However, Makita cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Changes in the underlying financial condition of its customers could result in a material impact to Makita’s consolidated results of operations and financial condition.

Impairment of Long-Lived Assets
Makita believes that impairment of long-lived assets is critical for its financial statements because Makita has significant amounts of property, plant and equipment, the recoverability of which could significantly affect its operating results and financial condition.

Makita periodically performs an impairment review for long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is based upon Makita’s projections of expected undiscounted future cash flows. Estimates of the future cash flows are based on the historical trends adjusted to reflect the best estimate of future operating conditions. Makita believes that its estimates are reasonable. However, different assumptions regarding such cash flows could materially affect Makita’s evaluations. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired due to factors such as a significant decline in market value of an asset, current period operating cash outflows losses and significant changes in the manner of the use of an asset, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

Fair value is determined based on recent transactions involving sales of similar assets or on appraisals prepared internally or externally, or by using other valuation techniques. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or a shorter expected future period to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and in turn affect Makita’s consolidated results of operations and financial condition.

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

Accordingly, these assumptions are evaluated annually and retirement and termination liabilities are recalculated at the end of each fiscal year based on the latest assumptions. In accordance with U.S generally accepted accounting principles , actual results that differ from the assumptions are accumulated and amortized over the future periods and therefore, generally affect Makita’s results of operations in such future periods.

Makita has a contributory retirement plan in Japan, which covers substantially all of the employees of the Company. The discount rate assumed to determine the pension obligation for the pension plan was 2.2% for the year ended March 31, 2005. Raising the discount rate for the pension plan by 0.5% would have decreased the projected benefit obligation by approximately ¥2.3 billion at the end of fiscal 2005, while reducing the discount rate by 0.5% would have resulted in increased projected benefit obligation by approximately ¥2.5 billion. See Note 9 to the accompanying consolidated financial statements.

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

Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our gross deferred income tax assets. We have recorded a valuation allowance of ¥8,211 million as of March 31, 2005 due to uncertainties about our ability to utilize certain deferred income tax assets mainly for net operating loss carry forwards before they expire and an impairment loss recognized for a golf course subsidiary. For the balance of deferred income taxes, although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred income tax assets, less the valuation allowance, will be realized. The amount of such net deferred income tax assets that are considered realizable, however, could change in the near term and any such change may have a material effect on Makita’s consolidated results of operations and financial position if estimates of future taxable income are different.

B. Liquidity and capital resources

Makita’s principal sources of liquidity are cash on hand, cash provided by operating activities and borrowings within credit lines. As of March 31, 2005, Makita held cash and cash equivalents amounting to ¥25,384 million and the Company’s subsidiaries have credit lines up to ¥23,477 million. As of March 31, 2005, ¥1,968 million of its credit lines was used by overseas subsidiaries and ¥21,509 million was unused. As of March 31, 2005, Makita had ¥9,060 million in short-term borrowing, which included bank and insurance company borrowings and capital lease obligations. Borrowings of the Company’s financial subsidiary amount to ¥6,000 million, and will become due in September and November 2005. Makita is scheduled to repay this debt from its current holdings of securities, and highly liquid assets. For further information regarding our short-term borrowings, including the average interest rates see Note 10 to our accompanying consolidated financial statements.

Makita made the decision to withdraw from golf course operations, and on September 8, 2004, petitioned the Nagoya District Court for the commencement of civil rehabilitation proceedings for its wholly owned subsidiary Joyama Kaihatsu, Ltd. On April 11, 2005, the court decided to approve the plan for rehabilitation. Going forward, after making final confirmation of the rehabilitation plan, Makita plans to settle obligations related to the rehabilitation and then plans to transfer its ownership interests of the company to a third party, Tokyo Tatemono Co., Ltd., towards the end of May 2005. As a result of this approval, Makita is scheduled to pay obligations of this subsidiary in the amount of ¥6,375 million, in respect of the ¥12,836 million of club members’ deposits as of March 31, 2005, from its current holdings of securities, and highly liquid assets.

As of March 31, 2005, Makita’s total short-term borrowings and long-term indebtedness amounted to ¥9,148 million, representing a decrease from the ¥21,492 million reported for the previous fiscal year-end. Makita’s ratio of indebtedness to shareholders’ equity declined 6.9%, to 4.2%. The reduction in the balance of indebtedness and the decline in the ratio of total indebtedness to shareholders’ equity reflect the efforts of management to improve the efficiency of the usage of Makita’s capital by reducing the level of unused net cash provided by operating activities.

Except as disclosed above, Makita has no potentially significant refinancing requirements in fiscal 2006. Makita expects to continue to incur additional debt from time to time as required to finance working capital needs.

Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥25,384 million as of March 31, 2005, together with Makita’s available credit facilities, cash flow from operations, funds available from long-term and short-term debt financing, will be sufficient to satisfy our future working capital needs, capital expenditure, research and development and debt service requirements through fiscal 2006 and thereafter.

Makita requires operating capital mainly to purchase materials required for production, to conduct research and development, to respond to cash flow fluctuations related to changes in inventory levels and to cover the payment cycle of receivables from wholesalers. Makita further requires funds for capital expenditures, mainly to expand production facilities and purchase metal molds. Makita also requires funds for financial expenditures, primarily to pay dividends and to repurchase treasury stock. Maintaining the level of Makita’s production and marketing activities requires capital investments of approximately ¥5 billion to ¥7 billion annually. Please see “– Fiscal Year 2005 – Capital Expenditures” below in this section for a description of our principal capital expenditures for fiscal 2005 and the main planned expenditures for fiscal 2006. At the Regular General Meeting of Shareholders held in June 2005, the Company’s shareholders approved a cash dividend of ¥36 yen per share. The total scheduled cash dividend payments amount to ¥5,176 million, which the Company paid in June 2005.

Makita believes it will continue to be able to access the capital markets on terms and for amounts that will be satisfactory to it and as necessary to support the business and to engage in hedging transactions on commercially acceptable terms.

Makita is rated at “A+” by Standard & Poor’s at March 31, 2005.

Fiscal year 2005

Cash Flows
Net cash provided by operating activities in FY 2005 decreased by ¥12,099 million to ¥16,842 million from ¥28,941 million in the previous fiscal year. The cash inflow is primarily composed of cash received from customers, and the cash outflow is primarily composed of payments by Makita for parts and materials, selling, general and administrative expenses, and income taxes.

For FY 2005, cash inflow from cash received from customers increased, as a result of an increase in net sales. This increase in cash inflow was within the range of the increase in net sales, as there were no significant changes in

Makita’s collection rates. Cash inflow in operating activities increased by 5.6%, to ¥192,742 million, and cash outflow in operating activities increased by 14.5%, to ¥175,900 million.

      Cash outflow for payments for parts and- materials increased as a result of increased production. This increase was greater than the increase in net sales. Cash outflow for income taxes payments increased due to an increase in taxable income.

Net cash inflow from investing activities was ¥154 million, compared with a ¥17,262 million cash outflow in the previous year. The increase in net cash inflow resulted mainly from the ¥13,510 million of proceeds from maturities of held to maturity securities. Net cash inflow from sales and maturities of securities of purchase of securities for FY 2005 was ¥7,172 million, compared with ¥16,762 million of net securities purchase to accumulate funds in preparation for the payments needed to redeem our outstanding convertible bonds maturing in March 2005. In addition, Makita spent less cash on time deposits, at ¥38 million for FY 2005 compared with ¥1,162 million for FY 2004. The foregoing was partially offset by reduced proceeds from sales of property, plants and equipment at ¥320 million for FY 2005 compared with ¥5,154 million for FY 2004, and the increase in cash used for capital expenditure by ¥2,161 million, to ¥6,655 million.

Net cash used in financing activities amounted to ¥16,177 million, compared with ¥6,596 million in the previous fiscal year. This included ¥12,990 million used to redeem our outstanding convertible bond and ¥3,453 million used to pay cash dividends. In FY 2005, net cash outflow from financing activities increased by ¥9,581 million to ¥16,177 million mainly due to an increase in redemption of convertible bond, and an increase in payment of cash dividends.

As a result of these activities as well as the effects of exchange rate changes, our cash and cash equivalents as of March 31, 2005 amounted to ¥25,384 million, up ¥808 million from the end of fiscal 2004.

Capital Expenditures
Makita has continued to allocate sizable amounts of funds for capital expenditures, which Makita believes is crucial for sustaining long-term growth. In the light of the severity of its current market competition however, Makita has focused its capital investments on expanding its plant in China and purchasing metal molds for new products to be manufactured in Japan and China and in certain other areas, which required Makita to increase the amount of its capital expenditures in FY 2005 compared to FY 2004. Total capital expenditures amounted to ¥5,691 million, ¥4,494 million and ¥6,655 million for FY 2003, 2004 and 2005, respectively. Capital expenditures in FY 2005 were mainly for the purchase of molds for new products, acquisition of production equipment in the Chinese plant and the construction of a headquarters building for Makita (Australia) Pty. Ltd.

Capital investments of the Company amounted to approximately ¥2.0 billion, while the capital investments of overseas subsidiaries including manufacturing subsidiaries in such countries as Germany, China, and the United States amounted to approximately ¥4.7 billion. Capital expenditures for Makita’s consolidated subsidiaries consisted primarily of the construction of a headquarters building for Makita (Australia) Pty. Ltd., the purchase of metal molds for new products of Dolmar GmbH, and the acquisition of production equipment by Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd. All of Makita’s capital expenditures in FY 2005 were funded through internal sources.

Under its investment plans for FY 2006, the Makita Group is scheduled to make capital investments totaling ¥11.0 billion, 65% higher than for FY 2005, which is scheduled to be funded through internal sources. Of this total, the Company plans to make direct investments of ¥7.0 billion and its consolidated subsidiaries will invest ¥4.0 billion.

Fiscal year 2004

Net cash provided by operating activities in FY 2004 increased by ¥1,800 million to ¥28,941 million from ¥27,141 million in the previous fiscal year. Of the Cash provided by operating activities, ¥19,643 million was provided by operations and ¥9,298 million was provided by changes in working capital. The working capital changes occurred principally from increases in inventories, and decrease in accounts payable and accrued expenses partially offset by a decrease in trade receivables.

In FY 2004, our net cash used in investing activities increased by ¥7,603 million to ¥17,262 million, from ¥9,659 million in the previous fiscal year. Net cash outflow decreased by ¥5,154 million due to the sale of land and structures adjacent to the Company’s head office in Japan as well as branches and warehouses in the United States and the reduction of cash used for capital investment to ¥4,494 million from ¥5,691 million in FY 2004. Cash usage increased because net securities purchases increased by ¥12,767 million to ¥16,762 million and our time deposits increased by ¥621 million to ¥1,162 million, as a result of an accumulation of funds in preparation for the payments due to redeem our ¥12,994 million of outstanding convertible bonds maturing in March 2005 as well as the management of funds on hand.

Net cash used in financing activities amounted to ¥6,596 million, compared with ¥13,381 million in the previous fiscal year. This included ¥2,220 million used to purchase and retire treasury stock (2,074,685 shares) and ¥2,610 million used to pay cash dividends. In FY 2004, net cash outflow from financing activities decreased by ¥6,785 million to ¥6,596 million mainly due to a decrease in net repayment of short-term borrowings, a decrease in the redemption of bonds and a decrease in the repayment of club members’ deposits.

As a result of these activities as well as the effects of exchange rate changes, our cash and cash equivalents at March 31, 2004 amounted to ¥24,576 million, up ¥4,206 million from the end of fiscal 2003.

Financial Position

Total assets at the end of FY 2005 were ¥289,904 million, up 4.2% from the previous fiscal year-end. Total current assets increased 6.9% to ¥207,892 million, owing to such factors as an increase of inventories.

This increase was partially offset by a decrease in marketable securities.

Property, plant and equipment, at cost less accumulated depreciation, decreased 0.3%, to ¥52,824 million. Investments and other assets decreased 4.9%, to ¥29,188 million. Total current liabilities increased 24.9%, to ¥58,226 million mainly due to the reclassification of club members’ deposits from long-term liabilities to current liabilities.

This increase was partially transferred by a decrease in convertible bond.

Long-term liabilities dropped 71.2%, to ¥10,639 million, mainly because of the shift of club membership and other liabilities of Joyama Kaihatsu, Ltd. and a decrease in accrued retirement and termination benefits due to the transfer to the government of the substitutional portion of the domestic pension plan. Working capital amounted to ¥149,666 million at the end of fiscal 2005. The current ratio was 3.6 times, compared with 4.2 at the previous year-end. Shareholders’ equity grew 13.6%, to ¥219,640 million, because of the rise in net income as well as the decrease in the minimum pension liability adjustment due to the transfer to the government of the substitutional portion of the domestic pension plan, the recovery in stock markets, which increased the value of net unrealized holding gains on available-for-sale securities, and a decrease in foreign currency translation adjustments within total accumulated other comprehensive loss. As a result, the shareholders’ equity ratio rose to 75.8%, from 69.5% at the previous fiscal year-end.

C. Research and development, patents and licenses, etc.

Approximately 440 of Makita’s employees are engaged in research and development activities and product design. Makita also employs approximately 100 trained personnel in production engineering, and has developed a number of the machine tools currently used in its factories. The majority of such personnel are engaged in research and development of mechanical innovations, and the rest are engaged in the research and development of electric, electronic and other applications.

Makita places a high priority on R&D and believes that strong capability in R&D is crucial to its continuing development of high-quality, reliable products that meet users’ needs. In FY 2005, Makita allocated ¥4,085 million to R&D. Approximately 2.1% of net sales. In FY 2004, Makita allocated ¥4,086 million for R&D, up 6.0% from the ¥3,856 million allocation in FY 2003. The ratio of R&D expenses to net sales in both FY 2004 and FY2003 was approximately 2.2%.

Makita is placing higher priority on designing power tools that are smaller and lighter, featuring electronic controls, and that have internal power sources allowing a cordless operation. Additional design priorities include developing units that feature low noise, low vibration, measures to restrain dust emissions and new safety features. Still another priority is to design units that can be recycled to address environmental concerns. In order to respond quickly to customers needs, Makita is also placing emphasis on shortening the time needed for new product development. To strengthen initiatives that reduce costs, Makita focused development activities on a more limited range of items and set objectives for developing models that use more standard parts. New products developed in FY 2005 included a rechargeable impact driver, an interior, right-angle circular saw and other products.

In addition, Makita expanded its development program for the MAKTEC series. Parts for this series are mostly procured locally in China. In addition, the MAKTEC series focuses on performance in practical work settings and limits the number of features to achieve an improved balance between cost and performance. The basic concept of this series is the development of products that offer sufficient durability along with quality and safety.

In fiscal 2005, Makita implemented initiatives to develop products that meet the European standards (WEEE, RoHS) for eliminating harmful substances. Makita developed a battery recharging system that employs digital communication functions to provide information on the state of battery charging. Through the use of this new system, the total volume of work can be increased substantially by enabling batteries to be used up to their capacity. In addition, Makita recently adopted lithium ion batteries, which doubles the total volume of work in comparison with Makita’s batteries that must be inserted. Makita also developed an original battery checker system using the previously mentioned digital communication functions. Using this system, customers can check on the state of charging of their batteries and Makita can provide customers with information on how to make their batteries last longer.

D. Trend information

Despite expectations for a global trend toward modest economic recovery, sharp rises in oil prices and increased prices of other basic materials continue to make the corporate operating environment uncertain.

Regarding the previously announced plan to acquire the nailer business of Kanematsu-NNK Corp. on April 1, 2005, at the request of Kanematsu-NNK Corp., Makita postponed the acquisition on February 22, 2005. Makita is scheduled to announce further details regarding this acquisition when they have been decided.

Corporate reorganization procedures related to Makita’s golf course management subsidiary, including the transfer of ownership interest, were completed by the end of May 2005.

Makita will continue working to improve its performance by expanding its share of the professional-use tool market, and it will seek to accomplish this by bolstering its marketing and service networks and developing high-value-added products. The outlook for the year ending March 31, 2006 is as follows:

(1)	Competition is expected to intensify in Japan, the U.S. and other markets for power tools.
(2)	In the European market, Makita is expected to achieve stable performance while maintaining its competitiveness.

E. Off-balance sheet arrangements

Makita did not have any off-balance sheet arrangements as of March 31, 2005.

F. Tabular disclosure of contractual obligations

		Yen (millions)
		Expected payment date, year ending March 31,
	Total	2006	2007	2008	2009	2010	Thereafter
Japanese yen loans from banks and insurance companies	6,205	¥6,205	¥–	¥–	¥–	¥–	¥–
Japanese yen loans from Japanese companies (1)	150	150	–	–	–	–	–
Club members’ deposits (2)	6,375	6,375	–	–	–	–	–
Capital lease	175	87	41	14	8	8	17
Operating lease	1,343	480	316	185	127	65	170
Purchase Obligation	5,639	5,639	–	–	–	–	–

Total	¥19,877	¥18,936	¥357	¥199	¥135	¥73	¥187

		U.S. Dollars (thousands)
		Expected payment date, year ending March 31,
	Total	2006	2007	2008	2009	2010	Thereafter
Japanese yen loans from banks and insurance companies	57,991	$57,991	$–	$–	$–	$–	$–
Japanese yen loans from Japanese companies (1)	1,402	1,402	–	–	–	–	–
Club members’ deposits (2)	59,580	59,580	–	–	–	–	–
Capital lease	1,635	812	383	131	75	75	159
Operating lease	12,551	4,486	2,953	1,729	1,187	607	1,589
Purchase Obligation	52,701	52,701	–	–	–	–	–

Total	$185,860	$176,972	$3,336	$1,860	$1,262	$682	$1,748

Note:

(1)	Of the ¥800 million in Japanese yen loans from Japanese companies outstanding as of March 31, 2005, Makita was released from ¥650 million ($6,074 thousand), as a result of Makita paying ¥150 million ($1,402 thousand) in full settlement of the amounts due to Japanese companies on May 31, 2005 following the confirmation of the civil rehabilitation plan for Joyama Kaihatsu, Ltd. on May 7, 2005.
(2)	Makita’s club members’ deposits consist of deposits from individuals or corporations who became members of Castle Hill Country Club, owned and operated by Joyama Kaihatsu Ltd., a subsidiary of the Company until May 31, 2005. On September 8, 2004, Joyama Kaihatsu, Ltd. petitioned the Nagoya District Court for the commencement of a civil rehabilitation plan. On April 11, 2005, the Nagoya District Court approved the civil rehabilitation plan for Joyama Kaihatsu, Ltd. and, because the creditors and club members did not object to the plan within the court designated deadline, the Nagoya District Court confirmed the plan on May 7, 2005. Upon confirmation of the civil rehabilitation plan, Makita was released from payment obligations in respect of the club members’ deposits of ¥6,461 ($60,383 thousand) and repaid of ¥6,375 million ($59,580 thousand) on May 31, 2005 to fully settled the amounts outstanding.

Item 6.      Directors, Senior Management and Employees

A. Directors and senior management.

The Directors and Statutory Auditors of the Company as of June 29, 2005 are as follows:

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

Kenichiro Nakai
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
Date of Birth: May 28, 1949
Director since: June 2003
Business Experience:
April 1995: Manager of Tokyo Branch Office

Motohiko Yokoyama
Current Position: Director, since June 2005
Date of Birth: May 13, 1944
Director since: June 2005
Business Experience:
June 2004: President and Representative Director of Toyoda Machine Works, Ltd.

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
(Patent attorney, Hase International Patent office)
Date of Birth: March 30, 1934
Statutory Auditor since: June 2001
April 1967: Established Hase Patent Attorney Office

The term of each director listed above expired in June 2005. The terms of Mr. Akio Kondo and Mr. Hiromichi Murase as Standing Statutory Auditors and Mr. Shoichi Hase as Statutory Auditor expire in June 2008. The term of Mr. Usui as Statutory Auditor expires in June 2007.

There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Statutory Auditor.

B. Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during the fiscal year ended March 31, 2005 to all Directors and Statutory Auditors, who served during the fiscal year ended March 31, 2005, totaled ¥ 152 million. Remuneration paid by the Company during the fiscal year ended March 31, 2004 to all Directors and Statutory Auditors, who served during the fiscal year ended March 31, 2004, total ¥ 133 million. Some of the fringe benefits provided by the Company to its employees in Japan, such as medical and dental service insurance and welfare pension insurance are also made available to Directors and Standing Statutory Auditors.

The Company has an unfunded retirement and termination allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount set aside as retirement allowances for Directors and Statutory Auditors was ¥369 million as of March 31, 2004 and was increased to ¥477 million as of March 31, 2005.

C. Board practices

The Company’s Articles of Incorporation provide for a Board of Directors of 15 or less Directors and three to five Statutory Auditors. All Directors and Statutory Auditors are elected at general meetings of shareholders. In general, the term of office of Directors expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within two years after their assumption of office, and in the case of Statutory Auditors, within four years after their assumption of office; however, Directors and Statutory Auditors may serve any number of consecutive terms. With respect to each expiration date of the term of office of Directors and Statutory Auditors, see “A. Directors and senior management” in this Item above.

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

The Statutory Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Statutory Auditors is required to be a person who has not been a director, executive officer, general manager or any other employee of the Company or any of its subsidiaries during the 5-year period prior to his election as a Statutory Auditor. After the conclusion of each ordinary general meeting of shareholders held for any fiscal year ending on or after May 1, 2005, at least half of the Statutory Auditors are required to be persons who have never been in the past a director, executive officer, general manager or any other employee of the Company or any of its subsidiaries. The Statutory Auditors may not, while acting as such, be directors, general managers or any other employees of the Company or any of its subsidiaries, or executive officers of any of the Company’s subsidiaries. Each Statutory Auditor has the statutory duty to supervise the administration by the Directors of the Company’s affairs and also to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders. They are required to attend meetings of the Board of Directors but are not entitled to vote. In addition to Statutory Auditors, independent certified public accountants or an audit corporation must be appointed by a general meeting of shareholders. Such independent certified public accountants or audit corporations have, as their primary statutory duties, a duty to examine the financial statements proposed to be submitted by the Board of Directors at general meetings of shareholders and to report their opinion thereon to the Statutory Auditors and the Directors.

The Statutory Auditors constitute the Board of Statutory Auditors. The Board of Statutory Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Statutory Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Statutory Auditors is empowered to establish audit principles, the method of examination by Statutory Auditors of the Company’s affairs, and the financial position and other matters concerning the performance of the Statutory Auditors’ duties. For names of the Statutory Auditors that constituent the Board of Statutory Auditors, see Item 6. A.

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

3. Meetings of Ordinary Shareholders. The Company is exempt from the quorum requirement of the NASDAQ, which currently requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3 percent of the outstanding shares of a company’s common voting stock. In keeping with the Code and generally accepted business practices in Japan, the Company’s Articles of Incorporation provide that except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights of all the shareholders represented at the meeting. The Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of directors and statutory auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Code (or when the New Company Law (as defined in “B. Memorandum and articles of association – Directors” in Item 10) becomes effective, the New Company Law) and the Company’s Articles of Incorporation also provide that in order to amend the Company’s Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from specific persons;
(2)	consolidation of shares;
(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;
(4)	the removal of a Director or Statutory Auditor (when the New Company Law becomes effective, the removal of a Director who is elected by cumulative voting);
(5)	the exemption of liability of a Director or Statutory Auditor with certain exceptions;
(6)	a reduction of stated capital (when the New Company Law becomes effective, with certain exceptions in which a shareholders’ resolution is not required);
(7)	(when the New Company Law becomes effective ) a distribution of surplus other than dividends which meets certain requirements;
(8)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;
(9)	the transfer of the whole or a material part of the business;
(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;
(11)	share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required,
(12)	separating of the corporation into two or more corporations with certain exceptions in which a shareholders’ resolution is not required,

the quorum shall be one-third of the total number of voting rights of all the shareholders and the approval by at least two-thirds (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a percentage more than two-thirds, such percentage) of the voting rights of all the shareholders represented at the meeting is required (in addition, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide that the approval by certain number of shareholders is required, such approval is also required).

D. Employees

The following table sets forth information about number of employees:

	As of March 31,
	2003	2004	2005
Categorized by Geographic Areas
Japan	3,057	3,041	2,996
Overseas	5,287	5,392	5,564

Total	8,344	8,433	8,560

During the fiscal year ended March 31, 2005, the Company hired on average approximately 750 temporary employees in China, and approximately 90 temporary employees in Japan who were not entitled to retirement or certain other fringe benefits which regular full-time employees receive.

The Company has a labor contract with the Makita Union covering wages and conditions of employment. All full-time employees of the Company in Japan, except management and certain other employees, must be union members. The Makita Union is affiliated with the Japanese Electrical Electronic & Information Union. The Company has not been materially affected by any work stoppages or difficulties in connection with labor negotiations in the past.

Makita’s employees are members of a labor union formed on September 13, 1947 that comprise, starting February 9, 1989, the Japanese Electrical Electronic & Information Union. As of March 31, 2005, there are 2,684 members of the union and Makita considers its relationship with the labor union to be good.

E. Share ownership

The total number of shares of the Company’s Common Stock owned by the Directors and Statutory Auditors as a group as of March 31, 2005 is as follows:

Identity of	Number of	Percentage of
Person or Group	Shares Owned	voting right
Directors and Statutory Auditors	2,097,463	1.42%

The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of March 31, 2005.

Name	Position	Number of shares
Masahiko Goto	President, Representative Director	1,971,943
Masami Tsuruta	Managing Director	14,722
Yasuhiko Kanzaki	Director	10,469
Kenichiro Nakai	Director	11,270
Tadayoshi Torii	Director	12,000
Tomoyasu Kato	Director	11,672
Kazuya Nakamura	Director	6,000
Masahiro Yamaguchi	Director	5,000
Shiro Hori	Director	6,977
Tadashi Asanuma	Director	4,000
Hisayoshi Niwa	Director	5,000
Zenji Mashiko	Director	5,000
Akio Kondo	Standing Statutory Auditor	6,000
Hiromichi Murase	Standing Statutory Auditor	4,210
Keiichi Usui	Outside Statutory Auditor	7,200
Shoichi Hase	Outside Statutory Auditor	16,000

The shareholders listed above do not have voting rights that are different from other shareholders of the Company.

Item 7.      Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth holders of 5% or more of the Company’s outstanding common stock as included in the list of shareholders as of March 31, 2005.

Identity of	Number of	Percentage of
Person or Group	Shares Owned	voting right
The Chase Manhattan Bank , N. A. London	8,468,882	5.72%

Except for Masahiko Goto holding 1.33% of the Company’s outstanding common stock as of March 31, 2005, none of the Company’s Directors and Statutory Auditors owns more than one percent of the Company’s Common Stock.

Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Securities and Exchange Law of Japan.

Under the Securities and Exchange Law of Japan, any person who becomes beneficially, solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the shares with voting rights of a company listed on a Japanese stock exchange (including ADSs representing such shares), must file a report concerning the shareholding with the Director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of the Company’s common stock as of the dates indicated in the reports described below.

Name of Beneficial Owner	Number of Shares	Percentage
Silchester International Investors Limited	8,959,000	6.05%

Goldman Sachs International	8,899,979	6.01%

Barclays Global Investors, N.A.	7,783,444	5.26%

Based on information made publicly available on or after April 1, 2002, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

		Shares Owned		Number of	Shares Owned
	Date of	Prior to		Shares	After the
Name of Shareholder	Transaction	Transaction	Percentage	Changed	Transaction	Percentage
Silchester International Investors Limited	June 21, 2002	7,661,000	5.01%	1,606,000	9,267,000	6.06%
Goldman Sachs International	March 31, 2002	9,095,000	5.94%	(2,762,100)	6,332,900	4.14%
Templeton Global Advisors Limited	September 30, 2002	7,683,976	5.02%	(1,657,000)	6,026,976	3.94%
Nippon Life Insurance Company	April 30, 2004	–	–	–	7,601,503	5.14%
Barclays Global Investors, N.A.	June 30, 2004	–	–	–	7,855,003	5.31%
Silchester International Investors Limited	September 29, 2004	9,267,000	6.06%	1,212,000	10,479,000	7.08%
Goldman Sachs International	September 30, 2004	6,332,900	4.14%	2,567,079	8,899,979	6.01%
Barclays Global Investors, N.A.	December 31, 2004	7,855,003	5.31%	(2,93,559)	7,561,444	5.11%
Nippon Life Insurance Company	January 31, 2005	7,601,503	5.14%	(3,503,000)	4,098,503	2.77%
Silchester International Investors Limited	February 15, 2005	10,479,000	7.08%		8,959,000	6.05%
Barclays Global Investors, N.A.	March 31, 2005	7,561,444	5.11%	222,000	7,783,444	5.26%

As of March 31, 2005, the Company had 143,777,607 outstanding shares of common stock. According to the Bank of New York, depositary for the Company’s ADSs, as of March 31, 2005, 6,923,200 shares of the Company’s common stock were held in the form of ADRs and there were 48 ADR holders of record in the United States. According to the Company’s register of shareholders and register of beneficial owners as of March 31, 2005, there were 10,200 holders of common stock of record worldwide and the number of record holders in the United States was 66.

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

See Note 19 to the consolidated financial statements.

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

8. Dividend Policy
Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. In addition, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Makita continues to consider repurchases of its outstanding shares in light of trends in stock prices. The Company intends to retire treasury stock when necessary based on consideration of the balance of treasury stock and its capital policy.

Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

According to this basic policy, the Company paid interim cash dividends in fiscal 2005 of ¥11.0 per share and ADS. The Company has declared a cash dividend of ¥36.0 per share and ADS, including a special dividend of ¥25 per share, and a special commemorative 90th anniversary dividend per share of ¥4, all of which were approved by the shareholders’ meeting held on June 29, 2005.

The following table sets forth cash dividends per share of Common Stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	In Yen		In U.S. Dollars
Fiscal year ended March 31	Interim	Year-end	Interim	Year-end
2001	9.0	9.0	0.07	0.07
2002	9.0	9.0	0.07	0.07
2003	9.0	9.0	0.07	0.07
2004	9.0	13.0	0.07	0.11
2005	11.0	36.0	0.10	0.34

Note:
Cash dividends in U.S. dollars are based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

B. Significant changes

On April 11, 2005, the Nagoya District Court approved the civil rehabilitation plan for the Company’s subsidiary, Joyama Kaihatsu, Ltd., including its payment obligation of the club members’ deposits and such plan was confirmed on May 7, 2005. The Company has paid its obligations under the civil rehabilitation plan of Joyama Kaihatsu, Ltd., and sold Joyama Kaihatsu, Ltd., to a third party, Tokyo Tatemono Co. Ltd., on May 31, 2005.

As a result of this sale, Makita no longer has any contractual obligations to refund club members’ deposits to members of the Castle Hill Country Club, owned and operated by Joyama Kaihatsu, Ltd.

Item 9.      The Offer and Listing

A. Offer and listing details

The shares of common stock of the Company were listed on the First Section of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange in 1970. The Company decided to discontinue its listing on the Osaka Securities Exchange due to the low level of trading volume in its shares on that exchange, and it was delisted from that exchange at the end of February 2003. The shares of common stock of the Company were listed on the Amsterdam Stock Exchange (Euronext Amsterdam) in 1973, initially in the form of Continental Depositary Receipts. The Company decided to discontinue its listing on the Euronext Amsterdam Stock Exchange due to the extremely low level of trading volume in its shares on that exchange, and it was delisted from that exchange at the end of January 2005.

The Company’s American Depositary Shares, each representing one share (prior to April 1, 1991, five shares) of common stock and evidenced by American Depositary Receipts (“ADRs”), have been quoted since 1977 through the National Association of Securities Dealers Automated Quotation (“NASDAQ”) System under “MKTAY”.

The following table shows the high and low sales prices of the Common Stock on the Tokyo Stock Exchange for the periods indicated and the reported high and low bid prices of American Depositary Shares through the NASDAQ system.

	Tokyo Stock Exchange Price		NASDAQ Price
	Per Share of Common Stock		Per American Depositary Share
	(Yen)		(U.S. Dollars)
Fiscal year ended March 31,	High	Low	High	Low
2001	1,100	711	9.88	5.94
2002	871	615	6.85	4.88
2003	909	654	7.55	5.35
2004	1,343	834	15.45	10.00
2005	2,115	1,315	20.27	12.00

Quarterly
Fiscal year 2004
1st quarter ended June 30, 2003	978	834	8.30	7.07
2nd quarter ended September 30, 2003	1,109	906	9.33	7.62
3rd quarter ended December 31, 2003	1,109	937	10.24	8.73
4th quarter ended March 31, 2004	1,343	1,040	13.09	10.00

Fiscal year 2005
1st quarter ended June 30, 2004	1,686	1,315	15.34	12.00
2nd quarter ended September 30, 2004	1,675	1,463	15.45	13.20
3rd quarter ended December 31, 2004	1,874	1,379	17.75	13.17
4th quarter ended March 31, 2005	2,115	1,705	20.27	16.56

Monthly
January 2005	1,889	1,705	18.21	16.56
February 2005	2,010	1,815	19.34	17.56
March 2005	2,115	1,889	20.27	17.66
April 2005	1,965	2,010	19.00	16.15
May 2005	1,980	2,200	19.97	18.22
June 2005(through June 15)	2,245	2,075	20.69	19.33

B. Plan of distribution

           Not applicable.

C. Markets

           See Item 9. A

D. Selling shareholders

           Not applicable.

E. Dilution

           Not applicable.

F. Expenses of the issue

           Not applicable.

Item 10.      Additional Information

A. Share capital

          Not applicable.

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

Except as stated below, neither the Commercial Code nor the Company’s Articles of Incorporation make special provisions as to:

•	the Directors’ or Statutory Auditors’ power to vote in connection with their compensation;
•	the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power);
•	the Directors’ or Statutory Auditors’ retirement age; or
•	requirement to hold any shares of capital stock of the Company.

The Commercial Code specifically requires the resolution of the Board of Directors for a company:

•	to acquire or dispose of material assets;
•	to borrow a substantial amount of money;
•	to employ or discharge from employment important employees, such as general managers; and
•	to establish, change or abolish material corporate organization such as a branch office.

The Regulations of the Board of Directors and operational regulations thereunder of the Company require a resolution of the Board of Directors for the Company to borrow money in an amount of 100 million yen or more or to give a guarantee in an amount of 10 million yen or more.

Common stock

General

Except as otherwise stated, set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

A bill to modernize and make overall amendments to the Commercial Code by replacing the current provisions with regard to corporations with a new company law (the “New Company Law”) was submitted to the Diet on March 22, 2005. The New Company Law was enacted on June 29, 2005 and will come into effect within one year and half after its promulgation; currently, it is expected that it will take effect in April 2006.

In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered or recorded on the Company’s register of shareholders in writing or digitally (or electronically), in accordance with the Company’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. (“JASDEC”). If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or a commercial bank having a clearing account with JASDEC. All shares of Common Stock deposited with JASDEC will be registered in the name of JASDEC on the Company’s register of shareholders. Each participating shareholder will in turn be registered on the Company’s register of beneficial shareholders and be treated in the same way as shareholders registered on the Company’s register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial shareholders may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from the Company. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Common Stock of the Company, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void; the companies are not required to withdraw those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Authorized capital

Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 500,000,000 shares.

As of March 31,2005, 148,008,760 shares of Common Stock were in issue.

All shares of Common Stock of the Company have no par value.

Dividends

Dividends – General

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that year-end cash dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Board of Statutory Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Statutory Auditors.

Under the New Company Law, subject to certain limitations on the distributable surplus as described below, dividends, if any, may be paid to shareholders, beneficial shareholders, and pledgees of record as of a record date as set forth by the Articles of Incorporation of the Company or as determined by the Board of Directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash or in kind. In distributing dividends the Company may determine the kind of assets to be distributed, the book value of such assets, matters regarding allocation of such assets, and the effective date of such dividends, by a resolution of a general meeting of shareholders. However, the Company may generally determine such matters by a resolution of the Board of Directors if (a) the Articles of Incorporation of the Company so provide, (b) the term of its Directors is set to be until the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after such Director’s assumption of office, and (c) certain requirements regarding the financial statements and certain documents of the Company as set forth in an ordinance of the Ministry of Justice are met; provided, however, that when the Company is to make in-kind dividends without giving shareholders the right to request payment of cash dividends in lieu of in-kind dividends, it shall determine such matters by a special shareholders resolution (as defined in “Voting Rights”). When the Company makes payment of dividends, it shall allocate such dividends in proportion to the number of shares of any specific class held by each shareholder.

Dividends – Interim cash dividends

In addition to year-end cash dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of September 30 of each year, without shareholders’ approval, but subject to the limitations described below.

Under the New Company Law, as described above, notwithstanding the necessity of obtaining approval of a general meeting of shareholders, the Company is allowed to make payment of interim dividends during a fiscal year by way of distribution of surplus by resolution of the Board of Directors; provided, however, that such payment of interim dividends shall be limited to cash dividends and also limited to once per any fiscal year.

Dividends – Legal reserve

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

The New Company Law provides that when a stock company like the Company makes a distribution of surplus, it shall set aside in its legal reserve an amount equal to 10 percent of the amount of the surplus to be decreased as a result of such distribution of surplus in accordance with the provisions set forth in an ordinance of the Ministry of Justice.

Dividends – Distributable amount

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

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as of the last date of the preceding fiscal year, but adjusted to reflect (a) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof; (b) any subsequent transfer of retained earnings to stated capital; (c) if the Company has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders and/or a resolution of the Board of Directors, to purchase shares of Common Stock (see “Acquisition by the Company of Common Stock” below), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by the Company; and (d) such other amounts as are set out in an ordinance of the Ministry of Justice of Japan, provided that (x) if the Company reduces the amount of its stated capital, additional paid-in capital or accumulated legal reserve after the end of the preceding fiscal year, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) such other amounts as are set out in an ordinance of the Ministry of Justice of Japan, shall be added to the amount distributable as interim dividends as described above. Interim dividends may not be paid if it is anticipated that at the end of the fiscal year net assets, on a non-consolidated basis, will be less than the aggregate of the amounts referred to in (i) through (v) above. Under the New Company Law, the Company is permitted to make a distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount (as defined below) as at the effective date of such distribution of surplus.

Under the New Company Law, the Distributable Amount would include amounts incurred as a result of certain events occurring after the end of the Company’s last fiscal year. In addition, under the New Company Law, the Company will be permitted to prepare extraordinary financial statements (the “Extraordinary Financial Statements”) as of a certain date during the fiscal year immediately after the Company’s last fiscal year (the “Extraordinary Account Settlement Date”) which must be audited by Statutory Auditors and accounting auditors and approved by the Company’s Board of Directors and, in certain cases, the general meeting of shareholders of the Company. Once the Extraordinary Financial Statements are so audited and approved, the Company can make adjustments to the Distributable Amount by adding net income or by deducting loss for the period after the end of the Company’s last fiscal year until the Extraordinary Account Settlement Date.

The amount of surplus at any given time shall be the amount of the Company’s assets and the book value of the Company’s treasury stock after subtracting the amounts of the following items (1) through (4) as they appear on the Company’s non-consolidated balance sheet as at the end of the Company’s last fiscal year, and after reflecting the changes in the Company’s surplus after the end of the Company’s last fiscal year, by adding the amounts of the following items (5), (6) and (7) and/or subtracting the amounts of the following items (8), (9) and (10):

(1)	its liabilities;
(2)	its stated capital;
(3)	its additional paid-in capital and accumulated legal reserve;
(4)	other amounts as provided for by an ordinance of the Ministry of Justice;
(5)	(if the Company transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock after subtracting the book value thereof;
(6)	(if the Company decreased its stated capital after the end of the last fiscal year) the amount of decrease in its stated capital (excluding the amount transferred to the additional paid-in capital or legal reserve);
(7)	(if the Company decreased its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of decrease in its additional paid-in capital or legal reserve (excluding the amount transferred to the stated capital);
(8)	(if the Company cancelled its treasury stock after the end of the last fiscal year) the book value of its treasury stock so cancelled;
(9)	(if the Company distributed surplus to shareholders after the end of the last fiscal year) the assets distributed to shareholders by way of such distribution of surplus; and
(10)	other amounts as provided for by an ordinance of the Ministry of Justice.

The Distributable Amount of the Company at any given time shall be the aggregate amount of (a) the surplus, (b) (if the Company prepares Extraordinary Financial Statements) the amount of profit as recorded for the period after the end of the Company’s last fiscal year until Extraordinary Account Settlement Date as provided for in an ordinance of the Ministry of Justice and (c) (if the Company prepares Extraordinary Financial Statements) the transfer price of its treasury stock in the same period, after subtracting the amounts of the following items:

(1)	the book value of its treasury stock;
(2)	(if the Company transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock;
(3)	(if the Company prepares Extraordinary Financial Statements) the losses as recorded for the period after the end of the Company’s last fiscal year until Extraordinary Account Settlement Date as provided for in an ordinance of the Ministry of Justice; and
(4)	other amounts as provided for by an ordinance of the Ministry of Justice.

Dividends – Ex-dividend date and prescription

In Japan, the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

Under its Articles of Incorporation, the Company is not obligated to pay any dividends which are left unclaimed for a period of 3 years after the date on which they first became payable.

Dividends – Liabilities

Under the Commercial Code, if the Company makes interim dividends and at the end of the fiscal year there is no excess of net assets over the aggregate of the amounts referred to in (i) through (v) in “Dividends – Distributable amount” above, Directors who have made such interim dividends shall be jointly and severally liable to the Company for the smaller of the amount of such deficit or such dividends unless such Directors prove that they did not fail to exercise due care in determining such interim dividends.

Under the New Company Law, in cases where the distribution of surplus was made, if the aggregate amount of the following items (1), (2) and (3) as at the end of the relevant fiscal year exceeds the amount of surplus, the Directors who have distributed such dividends, shall be liable to the Company for the smaller of such amount in excess or the amount of money or book value of such distributed surplus unless such Directors prove that they did not fail to exercise due care in determining such distribution:

(1)	the book value of the Company’s treasury stock;
(2)	(if the Company transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock after the end of the Company’s last fiscal year; and

(3)	other amounts as provided for by an ordinance of the Ministry of Justice.

However, the Directors shall not be liable to the Company for the distributions of surplus made pursuant to the resolution of the ordinary general meeting of shareholders.

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

In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date therefor, at least 2 weeks prior to such record date. In addition, promptly after the stock split takes effect, the Company must give notice to each shareholder specifying the number of shares of Common Stock to which such shareholder is entitled by virtue of the stock split. After the New Company Law becomes effective, no such notice to each shareholder is required.

Consolidation of Shares

The Company may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “Voting Rights”). When a consolidation of shares is to be made, the Company must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to the Company for exchange. The Company must disclose the reason for the consolidation of shares at the general meeting of shareholders.

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

Any shareholder or group of shareholders holding at least 3 percent (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a percentage lower than 3 percent, such percentage) of the total number of voting rights for a period of 6 months (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a period shorter than 6 months, such period) or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than 8 weeks (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a period shorter than 8 weeks, such period) from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting. Any shareholder or group of shareholders holding at least 300 (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a number less than 300, such number) voting rights or 1 percent (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a percentage lower than one percent, such percentage) of the total number of voting rights for a period of 6 months (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a period shorter than 6 months, such period) or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least 8 weeks (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a period shorter than 8 weeks, such period) prior to the date set for such meeting.

Voting rights

So long as the Company maintains the unit share system (see “–Unit share system” below; currently 1,000 shares of Common Stock constitute one unit), a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following 2 sentences. A corporate shareholder more than one-quarter of whose total voting rights are directly or indirectly owned by the Company (or when the New Company Law becomes effective, management of which is being controlled in substance by the Company as provided for by an ordinance of the Ministry of Justice) may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to shares of Common Stock that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of shares of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights of all the shareholders represented at the meeting. The Commercial Code (or when the New Company Law becomes effective, the New Company Law) and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders of the Company holding voting rights. The Company’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.

The Commercial Code (or when the New Company Law becomes effective, the New Company Law) and the Company’s Articles of Incorporation provide that in order to amend the Company’s Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from specific persons;
(2)	consolidation of shares;
(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;
(4)	the removal of a Director or Statutory Auditor (when the New Company Law becomes effective, the removal of a Director who is elected by cumulative voting);
(5)	the exemption of liability of a Director or Statutory Auditor with certain exceptions;
(6)	a reduction of stated capital (when the New Company Law becomes effective, with certain exceptions in which a shareholders’ resolution is not required);
(7)	(when the New Company Law becomes effective ) a distribution of surplus other than dividends which meets certain requirements;
(8)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;
(9)	the transfer of the whole or a material part of the business;
(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(11) share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or
(12) separating of the corporation into two or more corporations with certain exceptions in which a shareholders’ resolution is not required,

the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a percentage more than two-thirds, such percentage) of the voting rights of all the shareholders represented at the meeting is required (in addition, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide that the approval by certain number of shareholders is required, such approval is also required) (the “special shareholders resolutions”).

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

In cases where a particular issue of new shares or stock acquisition rights (i) violates laws and regulations or the Company’s Articles of Incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholder may file an injunction to enjoin such issue with a court.

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of Common Stock held by them.

Record date

March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders and beneficial shareholders who are registered or recorded as the holders of one or more full units of shares in the Company’s registers of shareholders and/or beneficial shareholders in writing or digitally (or electronically) at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least 2 weeks’ prior public notice.

The price of shares of Common Stock generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of Common Stock

The Company may acquire shares of Common Stock: (a) through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors) or by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors); (b) by purchase from a specific party other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders); or (c) by purchase from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). Under the New Company Law, not only ordinary general meetings of shareholders but also extraordinary general meetings of shareholders will be able to approve the acquisition by the Company of its own shares in the cases of (a) and (b) above. When such acquisition is made by the Company from a specific party other than a subsidiary of the Company, any other shareholder may make a request to a Representative Director, more than 5 calendar days prior to the relevant shareholders’ meeting, to include him/her as the seller in the proposed purchase. However, under the New Company Law, the acquisition of its own shares at a price not exceeding the then market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase. Any such acquisition of shares must satisfy certain requirements, including that, in cases other than the acquisition by the Company of shares of Common Stock pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred from retained earnings to stated capital. If the Company purchases shares of Common Stock pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend the Company actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) in “Dividends – Distributable amount” above, the Company may not acquire such shares. Under the New Company Law, the restriction on the source of funds for the acquisition by the Company of its own shares will be integrated into those for the distribution of surplus to the shareholders. See “Dividends”. Shares of Common Stock acquired by the Company may be held by it for any period or may be cancelled by resolution of the Board of Directors. The Company may also transfer to any person the shares of Common Stock held by it, subject to a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares and pre-emptive rights” above. The Company may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Unit share system

The Articles of Incorporation of the Company provide that 1,000 shares of Common Stock constitute one unit of shares. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000 or one-two hundredth of all issued shares.

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

In addition, the Company may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for 5 years or more at the shareholder’s registered address in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive dividends on the shares of Common Stock continuously for 5 years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company, the Company may, by a resolution of the Board of Directors, sell or otherwise dispose of the shareholder’s shares at the then market price of shares of Common Stock and after giving at least 3 months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares of Common Stock for such shareholder.

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan and regulations thereunder require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of the Ministry of Finance within 5 business days a report concerning such shareholdings.

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

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

C. Material contracts

In connection with the civil rehabilitation process of Makita’s consolidated subsidiary, Joyama Kaihatsu, Ltd. (“Joyama”), Makita entered into a Sponsorship Agreement (the “Sponsorship Agreement”) dated January 17, 2005 with Tokyo Tatemono, Ltd. (“Tokyo Tatemono”) and Joyama, in order to rehabilitate Joyama’s golf club. Under the Sponsorship Agreement, Joyama is to satisfy at least 50% of the outstanding debt obligations in connection with its rehabilitation, Joyama will retire and extinguish all Joyama shares held by Makita for no consideration to Makita, and, as a result of issuing new Joyama shares to Tokyo Tatemono, Makita will transfer its management of Joyama to Tokyo Tatemono. In addition, in order to execute the Joyama rehabilitation plan, a memorandum of understanding regarding the Sponsorship Agreement was executed on May 26, 2005.

Makita entered into a share purchase agreement with Kanematsu-NNK Corp. (“Kanematsu”) on December 24, 2004. The agreement sets forth the transfer of Kanematsu’s nailer business to Makita Fastening, Ltd., and Makita’s purchase of shares of common stock of Makita Fastening, Ltd. then held by Kanematsu. As a result, Makita acquired Kanematsu’s nailer business. The closing date was set for April 1, 2005, with a purchase price of 3.2 billion yen (subject to adjustment). Subsequently, the issue of Kanematsu’s forgery of the Ministry of Land Infrastructure and Transport of Japan’s certificate of performance of its screws came to light, and as a result, Makita cancelled the planned purchase and on February 22, 2005, executed a cancellation agreement with Kanematsu.

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

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange nonresident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of the Company) and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10 percent or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

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

The following is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of shares of Common Stock or ADSs. This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than such income taxation as limited to national taxes and inheritance and gift taxation. This summary also does not cover any state or local, or non-U.S. non-Japanese tax considerations. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of Common Stock or ADSs. Also, this summary does not purport to address all the material tax consequences that may be relevant to the holders of shares of Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for alternative minimum tax, investors that own or are treated as owning 10 percent or more of the Company’s voting stock, investors that hold shares of Common Stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws and regulations of the United States and Japan, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations.

In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement for ADSs, and in any related agreement, will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of Common Stock or ADSs that is, for U.S. federal income tax purposes:

1.	an individual citizen or resident of the United States;
2.	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia;
3.	an estate the income of which is subject to U.S. federal income tax without regard to its source; or
4.	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

An “Eligible U.S. Holder” is a U.S. Holder that:

1.	is a resident of the United States for purposes of the Treaty;
2.	does not maintain a permanent establishment in Japan (a) with which shares of Common Stock or ADSs are effectively connected and (b) of which shares of Common Stock or ADSs form part of the business property; and
3.	is eligible for benefits under the Treaty, with respect to income and gain derived in connection with shares of Common Stock or ADSs.

In general, taking into account the earlier assumption, for purposes of the Treaty and for U.S. federal income and Japanese income tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of shares of Common Stock represented by those ADSs, and exchanges of shares of Common Stock for ADSs, and exchanges of ADSs for shares of Common Stock, will not be subject to U.S. federal income or Japanese income tax.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of Common Stock and of ADRs evidencing ADSs representing shares of Common Stock who are either individuals who are non residents of Japan or non-Japanese corporations, without a permanent establishment in Japan (“non-resident Holders”).

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

Under the Treaty , the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10 percent of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such nonresident Holder is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within 8 months after the Company’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

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

Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the Common Stock or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15 percent. Investors should be aware that the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs or Common Stock should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.

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

Passive Foreign Investment Companies

Based on current estimates of our income and assets, we do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and we intend to continue our operations in such a manner that it is highly unlikely that we would become a PFIC in the future. However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) or the portion of our income that is characterized as passive under the PFIC rules. If we become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its shares of Common Stock or ADSs, any gain realized on a sale or other taxable disposition of shares of Common Stock or ADSs and certain “excess distributions” (generally distributions in excess of 125 percent of the average distribution over a three-year period, or shorter holding period for the shares of Common Stock or ADSs) would be treated as realized ratably over the U.S. Holder’s holding period for the shares of Common Stock or ADSs; amounts allocated to prior years while we are a PFIC would be taxed at the highest tax rate in effect for each such year, and an additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income).

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

Backup Withholding and Information Reporting

In general, except in the case of certain exempt recipients (such as corporations), information reporting requirements will apply to dividends on shares of Common Stock or ADSs paid to U.S. Holders in the United States or through certain U.S. related financial intermediaries and to the proceeds received upon the sale, exchange or redemption of shares of Common Stock or ADSs by U.S. Holders within the United States or through certain U.S. related financial intermediaries. Furthermore, backup withholding (currently at a rate of 28 percent) may apply to those amounts if a U.S. Holder fails to provide an accurate tax identification number, to certify that such holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding requirements.

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

F. Dividends and paying agents

Not applicable

G. Statement by experts

Not applicable

H. Documents on display

Makita files its annual report on Form 20-F and press releases or reports for shareholders or investors on Form 6-K with the SEC. You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 or by accessing the SEC’s home page (http://www.sec.gov)

I. Subsidiary information

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

Equity and Debt Securities Price Risk
Makita classified investments of debt securities for current operations as marketable securities within current assets. Other investments are classified as investment securities as a part of investments and other assets in the consolidated balance sheets. Makita does not hold marketable securities and investment securities for trading purposes. The fair value of certain of these investments expose Makita to equity price risks. These investments are subject to changes in the market prices of the securities. The maturities and fair values of such marketable securities and investment securities at March 31, 2004 and 2005 were as follows:

	Yen (millions)				U.S. Dollars (thousands)
	2004		2005		2005

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

Due within one year	¥58,523	¥58,530	¥53,581	¥53,581	$500,757	$500,757
Due after one year through five years	2,268	2,267	2,610	2,615	24,393	24,439
Due after five years	3,182	3,180	2,150	2,144	20,092	20,037
Indefinite periods	1,600	1,600	1,614	1,614	15,084	15,084
Equity securities	20,556	20,556	20,433	20,433	190,963	190,963

	¥86,129	¥86,134	¥80,388	¥80,387	$751,289	$751,280

Foreign Exchange Risk
Makita’s international operations and indebtedness denominated in foreign currencies expose Makita to the risk of fluctuation in foreign currency exchange rates. To manage this exposure, Makita enters into certain foreign exchange contracts with respect to a part of such international operations and indebtedness. The following table provides information about Makita’s major derivative financial instruments related to foreign currency transactions as of March 31, 2004 and March 31, 2005. Figures are translated into yen at the rates prevailing at March 31, 2004 and March 31, 2005, together with the relevant weighted average contractual exchange rates at March 31, 2005. All of the foreign exchange contracts listed in the following table have contractual maturities in FY 2005 and 2006.

	Yen (millions) (except average contractual rates)						U.S. Dollars (thousands)
	2004			2005			2005
			Average			Average
	Contract		contractual	Contract		contractual	Contract
	amounts	Fair Value	rates	amounts	Fair Value	rates	amounts	Fair Value

Foreign currency contracts;
U.S.$/Yen	¥3,656	¥69	¥107.21	¥3,934	¥(112)	¥104.09	$36,766	$(1,047)
Euro/Yen	3,035	112	133.59	3,166	(36)	137.05	29,589	(336)
A$/Yen	567	12	81.02	329	(9)	80.12	3,075	(84)
STG/Yen	48	–	190.17	129	(2)	197.94	1,206	(19)
Euro/STG	1,374	63	–	1,413	16	–	13,206	150
Other	770	17	–	1,299	6	–	12,140	55

Total	¥9,450	¥273		¥10,270	¥(137)		$95,982	$(1,281)

Foreign currency swaps:
U.S.$/Yen	¥240	¥27	¥119.99	¥749	¥–	¥107.02	$7,000	$–
Euro/Yen	2,537	77	133.52	–	–	–	–	–
CAN$/Yen	321	(2)	80.29	424	(19)	84.74	3,963	(178)
A$/Yen	1,984	(11)	79.35	3,144	(187)	78.60	29,383	(1,748)
NZ$/Yen	106	1	70.35	–	–	–	–	–
SFr./Yen	–	–	–	174	(5)	86.99	1,626	(47)

Total	¥5,188	¥92		¥4,491	¥(211)		$41,969	$(1,973)

Options purchased to sell foreign currencies:
U.S.$/Yen	¥270	¥7	¥105.93	¥406	¥1	¥101.56	$3,794	$9
Euro/Yen	197	5	131.40	298	1	135.51	2,785	9
Other	126	2	–	63	–	–	589	–

Total	¥593	¥14		¥767	¥2		$7,168	$18

Options written to buy foreign currencies:
U.S.$/Yen	¥277	¥(2)	¥108.39	¥424	¥(8)	¥106.12	$3,963	$(75)
Euro/Yen	201	(1)	134.18	305	(3)	138.84	2,850	(28)
Other	131	(1)	–	67	–	–	626	–

Total	¥609	¥(4)		¥796	¥(11)		$7,439	$(103)

Interest Rate Risk
Makita’s exposure to market risk due to changes in interest rates relates primarily to its debt obligations. Makita’s long-term debt bears fixed rates. Interest rate swaps may be entered into from time to time by Makita to hedge fair values of debt in accordance with Makita’s internal rules. Regarding obligations as of March 31, 2005, the following tables present information translated into yen at the rate prevailing at the balance sheet date, together with the relevant weighted average contractual interest rates at March 31, 2005.

			Yen (millions)
	Average		Year ending March 31,
	Interest rates	Total	2006	2007	2008	2009	2010	Thereafter

Japanese yen loans from banks and insurance companies	3.3%	6,205	6,205	–	–	–	–	–
Japanese yen loans from Japanese companies	0.6%	800	800	–	–	–	–	–
Japanese yen
Capital lease	1.9%	175	87	41	14	8	8	17

Total		¥7,180	¥7,092	¥41	¥14	¥8	¥8	¥17

			U.S. Dollars (thousands)
	Average		Year ending March 31,
	Interest rates	Total	2006	2007	2008	2009	2010	Thereafter

Japanese yen loans from banks and insurance companies	3.3%	57,991	57,991	–	–	–	–	–
Japanese yen loans from Japanese companies	0.6%	7,477	7,477	–	–	–	–	–
Japanese yen
Capital lease	1.9%	1,635	812	383	131	75	75	159

Total		$67,103	$66,280	$383	$131	$75	$75	$159

Item 12.     Description of Securities Other than Equity Securities

          Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

          None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds.

          None.

Item 15.     Controls and Procedures

A. Evaluation of disclosure controls and procedures

Makita performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2005. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Makita files under the Exchange Act is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure.

The Company’s disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Masahiko Goto, Makita’s Chief Executive Officer, President and Representative Director and Kenichiro Nakai, Makita’s Principal Financial and Accounting Officer. Makita’s disclosure and controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Masahiko Goto and Kenichiro Nakai have concluded that Makita’s disclosure controls and procedures are effective at the reasonable assurance level.

B. Changes in internal controls over financial reporting

There have been no changes in Makita’s internal control over financial reporting during fiscal 2005 that have materially affected, or are reasonably likely to materially affect, Makita’s internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

Makita’s Board of Directors has determined that Akio Kondo qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Kondo is not independent, as that term is defined in the listing standards applicable to the Company. Mr. Kondo began his career at Makita in 1969, and from May 1979 to June 2004 he has worked in the field of finance and accounting. From April 1991, he served as an Assistant General Manager of the Accounting & Finance Department, and from October 1995 he served as a General Manager of the Accounting & Finance Department, the division responsible for Makita’s consolidated reporting. Mr. Kondo was elected as one of Makita’s corporate auditors at an ordinary general meeting of shareholders held in June 2004. See Item 6.A. for additional information regarding Mr. Kondo.

Item 16B.    Code of Ethics

On May 20, 2003, Makita adopted a code of ethics. On March 17, 2004, Makita amended the code of ethics to: (1) ensure the protection of individuals who report questionable behavior to our Internal Audit Division and (ii) clarify that waivers to our code of ethics for employees must be requested in writing to our Internal Audit Division and for executive officers, directors and statutory auditors can only be granted by the board of directors, only if truly necessary and warranted, and must be promptly disclosed to shareholders.

Makita’s code of ethics is publicly available on our website at www.makita.co.jp.

If we make any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of this code to our directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website.

Item 16C.     Principal Accountant Fees and Services

KPMG AZSA & Co. have served as our independent public accountants for each of the financial years in the three-year period ended March 31, 2005, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA & Co. and the various member firms of KPMG International, a Swiss Cooperative to Makita in fiscal 2005 and fiscal 2004:

	Yen (millions)
	2004	2005

Audit Fees (1)	¥164	¥189
Audit- related Fees (2)	3	14
Tax Fees (3)	74	66
All Other Fees (4)	65	83

Total	¥306	¥352

(1)	Audit Fees consist of fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for the audit of Makita’s annual or interim financial statements and services that are normally provided by the Independent Registered Public Accounting Firm in connection with statutory and regulatory filings or engagement.
(2)	Audit-related Fees consist of fees billed for assurance and related services by the Independent Registered Public Accounting Firm that are reasonably related to employee benefit plan audits, and consultation concerning financial accounting and reporting standards.
(3)	Tax Fees include fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for tax compliance, tax advice, tax planning and transfer pricing documentation.
(4)	All Other Fees comprise fees for all other services not included in any of other categories noted above.

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

Under the United States Sarbanes-Oxley Act of 2002 (the “Act”), the Board of Statutory Auditors is required to pre-approve all audit and non-audit services provided by the Independent Registered Public Accounting Firm to the Company in order to assure that they do not impair their independence from the Company. To implement these provisions of the Act, the US Securities and Exchange Commission has issued rules specifying the types of services that an Independent Registered Public Accounting Firm may not provide to its audit client, as well as the Board of Statutory Auditors’ administration of the engagement of the Independent Registered Public Accounting Firm.

Accordingly, the Board of Statutory Auditors has adopted this Audit and Non-Audit Services Pre-approval Policy and Procedure, which sets forth the policies, procedures and the conditions for which such services proposed to be performed by the Independent Registered Public Accounting Firm may be pre-approved. Under this policy, the Board of Statutory Auditors authorizes general pre-approval of all such services, including Audit Services, Audit-related Services, Tax Services and All other Services. Under General Pre-approval protocol, the pre-approved services do not require specific pre-approval from the Board of Statutory Auditors or its delegated member on a case-by-case basis.

The term of any general pre-approval is 12 months from the date of pre-approval, unless the Board of Statutory Auditors considers a different period and states otherwise in the relevant appendix. The Board of Statutory Auditors will annually review this policy, including the services that may be provided by the Independent Registered Public Accounting Firm without obtaining specific pre-approval from the Board of Statutory Auditors, and make any necessary or appropriate changes to this policy. This policy is designed (1) to be detailed as to the particular services to be provided by the independent auditor, (2) to ensure that the Board of Statutory Auditors is informed of each service provided by the independent auditor and (3) to ensure that the policies and procedures set forth herein do not include delegation of the Board of Statutory Auditors’ responsibilities under the US Securities Exchange Act of 1934 to management. Nothing in this policy shall be interpreted to be a delegation of the Board of Statutory Auditors’ responsibilities under the Securities Exchange Act of 1934 to management of the Company.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out by all Purchases of Common Stock of the Company by its affiliates during the fiscal year ended March 31, 2005. The Company did not resolve any repurchase plan or program by the board of directors or Annual General Meeting of Shareholders, therefore, there is no publicly announced plan or program regarding repurchase of Common Stock. The reason for these repurchases of Common Stock is the purchase requests of holders of shares of Common Stock constituting less than one full unit in accordance with the provisions of the Share Handling Regulations of the Company.

	Total Number of	Average Price Paid
	Shares Purchased	per Share
Period	(shares)	(¥)
From April 1, 2004 to April 30, 2004	5,854	1,440
From May 1, 2004 to May 31, 2004	3,644	1,580
From June 1, 2004 to June 30, 2004	6,955	1,569
From July 1, 2004 to July 31, 2004	10,844	1,589
From August 1, 2004 to August 31, 2004	10,429	1,576
From September 1, 2004 to September 30, 2004	7,318	1,584
From October 1, 2004 to October 30, 2004	9,111	1,476
From November 1, 2004 to November 30, 2004	9,616	1,563
From December 1, 2004 to December 31, 2004	31,403	1,677
From January 1, 2004 to January 31, 2004	11,597	1,770
From February 1, 2004 to February 28, 2004	8,681	1,897
From March 1, 2004 to March 31, 2004	10,250	2,007

Total	125,702	1,661

PART III

Item 17.     Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.     Financial Statements

The following financial statements are filed as part of this annual report on Form 20-F.

Item 19.     Exhibits

1.1	Articles of Incorporation, as amended and effective as of June 29, 2005 (English translation)

4.1	Summary translation of the Sponsorship agreement

12.1	302 Certification of President and Representative Directors

12.2	302 Certification of Director, General Manager of Administration Headquarters

13.1	906 Certifications of President and Representative Director and Director, General Manager of Administration Headquarters

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAKITA CORPORATION
By:	/s/ Masahiko Goto
Name:	Masahiko Goto
Title:	President and Representative Director

Date: July 5, 2005

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2005, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 4 to the consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan
April 26, 2005, except as to note 20, which is as of May 31, 2005

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2004 AND 2005

A S S E T S

	Yen		U.S. Dollars
	(millions)		(thousands)
	2004	2005	2005
CURRENT ASSETS:
Cash and cash equivalents	¥24,576	¥25,384	$237,234
Time deposits	4,050	7,867	73,523
Marketable securities	63,990	58,015	542,196
Trade receivables-
Notes	2,254	1,687	15,766
Accounts	34,787	38,997	364,458
Less- Allowance for doubtful receivables	(1,346)	(1,178)	(11,009)
Inventories	54,326	66,003	616,850
Deferred income taxes	3,691	3,831	35,804
Prepaid expenses and other current assets	8,117	7,286	68,094

Total current assets	194,445	207,892	1,942,916

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land	18,326	17,673	165,168
Buildings and improvements	50,648	51,085	477,430
Machinery and equipment	73,000	73,356	685,570
Construction in progress	222	790	7,383

	142,196	142,904	1,335,551
Less- Accumulated depreciation	(89,231)	(90,080)	(841,869)

	52,965	52,824	493,682

INVESTMENTS AND OTHER ASSETS:
Investment securities	22,139	22,373	209,093
Deferred income taxes	880	390	3,645
Other assets	7,687	6,425	60,047

	30,706	29,188	272,785

	¥278,116	¥289,904	$2,709,383

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2004 AND 2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen		U.S. Dollars
	(millions)		(thousands)
	2004	2005	2005
CURRENT LIABILITIES:
Short-term borrowings	¥14,128	¥9,060	$84,673
Trade notes and accounts payable	8,525	10,574	98,822
Accrued payroll	7,168	7,695	71,916
Club members’ deposits	–	12,836	119,963
Accrued expenses and other	10,656	12,248	114,467
Income taxes payable	6,093	5,695	53,224
Deferred income taxes	53	118	1,103

Total current liabilities	46,623	58,226	544,168

LONG-TERM LIABILITIES:
Long-term indebtedness	7,364	88	822
Club members’ deposits	13,045	–	–
Accrued retirement and termination benefits	15,536	5,126	47,907
Deferred income taxes	235	4,538	42,411
Other liabilities	711	887	8,290

	36,891	10,639	99,430

MINORITY INTERESTS	1,254	1,399	13,075

COMMITMENTS AND CONTINGENT LIABILITIES	–	–	–
SHAREHOLDERS’ EQUITY:
Common stock,
Authorized - 287,000,000 shares in 2004
287,000,000 shares in 2005
Issued and outstanding
- 148,006,992 shares and 143,893,191 shares in 2004
148,008,760 shares and 143,777,607 shares in 2005	23,803	23,805	222,477
Additional paid-in capital	45,421	45,430	424,579
Legal reserve	5,669	5,669	52,981
Retained earnings	138,819	157,502	1,471,981
Accumulated other comprehensive income (loss)	(17,048)	(9,249)	(86,439)
Treasury stock, at cost: - 4,113,801 shares in 2004
4,231,153 shares in 2005	(3,316)	(3,517)	(32,869)

	193,348	219,640	2,052,710

	¥278,116	¥289,904	$2,709,383

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

		Yen		U.S. Dollars
	(millions)			(thousands)
	2003	2004	2005	2005
NET SALES	¥175,603	¥184,117	¥194,737	$1,819,972
Cost of sales	110,226	110,322	113,323	1,059,093

GROSS PROFIT	65,377	73,795	81,414	760,879
Selling, general and administrative expenses	51,579	53,698	52,646	492,019
Loss (Gain) on disposals or sales of property, plant and equipment	1,330	(2,379)	1,234	11,533
Impairment of long-lived assets	–	7,780	577	5,393
Transfer to the government of the substitutional portion of pension plan	–	–	(4,441)	(41,505)

OPERATING INCOME	12,468	14,696	31,398	293,439

OTHER INCOME (EXPENSES):
Interest and dividend income	786	869	1,157	10,813
Interest expense	(665)	(605)	(588)	(5,495)
Exchange gains (losses) on foreign currency transactions, net	(1,460)	(202)	37	346
Realized gains (losses) on securities, net	(2,590)	555	453	4,234
Other, net	753	857	161	1,504

Total	(3,176)	1,474	1,220	11,402

INCOME BEFORE INCOME TAXES	9,292	16,170	32,618	304,841

PROVISION FOR INCOME TAXES:
Current	2,294	8,745	10,071	94,121
Deferred	275	(266)	411	3,841

Total	2,569	8,479	10,482	97,962

NET INCOME	¥6,723	¥7,691	¥22,136	$206,879

	Yen			U.S. Dollars
PER SHARE OF COMMON STOCK AND ADS:
Net income
Basic	¥45.3	¥53.2	¥153.9	$1.44
Diluted	44.2	51.9	148.8	1.39
Cash dividends paid for the year	18.0	18.0	24.0	0.22

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

		Yen		U.S. Dollars
	(millions)			(thousands)
	2003	2004	2005	2005
COMMON STOCK:
Beginning balance	¥23,803	¥23,803	¥23,803	$222,458
Conversion of convertible bonds; 1,768 shares in 2005	–	–	2	19

Ending balance	¥23,803	¥23,803	¥23,805	$222,477

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	¥45,419	¥45,419	¥45,421	$424,495
Conversion of convertible bonds	–	–	2	19
Gain on sales of treasury stock	–	2	7	65

Ending balance	¥45,419	¥45,421	¥45,430	$424,579

LEGAL RESERVE:
Beginning balance	¥5,669	¥5,669	¥5,669	$52,981

Ending balance	¥5,669	¥5,669	¥5,669	$52,981

RETAINED EARNINGS:
Beginning balance	¥133,723	¥137,753	¥138,819	$1,297,373
Net income	6,723	7,691	22,136	206,879
Cash dividends	(2,693)	(2,610)	(3,453)	(32,271)
Retirement of treasury stock	–	(4,015)	–	–

Ending balance	¥137,753	¥138,819	¥157,502	$1,471,981

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Beginning balance	¥(16,446)	¥(25,134)	¥(17,048)	$(159,327)
Other comprehensive income (loss) for the year	(8,688)	8,086	7,799	72,888

Ending balance	¥(25,134)	¥(17,048)	¥(9,249)	$(86,439)

TREASURY STOCK:
Beginning balance	¥(2,229)	¥(5,110)	¥(3,316)	$(30,990)
Purchases	(2,881)	(2,227)	(208)	(1,944)
Retirement and sales	–	4,021	7	65

Ending balance	¥(5,110)	¥(3,316)	¥(3,517)	$(32,869)

DISCLOSURE OF COMPREHENSIVE INCOME (LOSS):
Net income for the year	¥6,723	¥7,691	¥22,136	$206,879
Other comprehensive income (loss) for the year	(8,688)	8,086	7,799	72,888

Total comprehensive income (loss) for the year	¥(1,965)	¥15,777	¥29,935	$279,767

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	Yen			U.S. Dollars
	(millions)			(thousands)
	2003	2004	2005	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥6,723	¥7,691	¥22,136	$206,879
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	9,740	7,963	5,381	50,290
Deferred income taxes	275	(266)	411	3,841
Realized losses (gains) on securities, net	2,590	(555)	(453)	(4,234)
Losses (Gains) on disposals or sales of property, plant and equipment	1,330	(2,379)	1,234	11,533
Impairment of long-lived assets	–	7,780	577	5,393
Changes in assets and liabilities-
Trade receivables	647	(1,610)	(1,995)	(18,645)
Inventories	5,446	6,193	(9,203)	(86,009)
Payables and accrued expenses	343	3,175	3,069	28,682
Income taxes payable	33	2,368	(770)	(7,196)
Accrued retirement and termination benefits	290	(562)	(4,900)	(45,794)
Other, net	(276)	(857)	1,355	12,662

Net cash provided by operating activities	27,141	28,941	16,842	157,402

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(5,691)	(4,494)	(6,655)	(62,196)
Purchases of available for sale securities	(22,559)	(26,691)	(20,091)	(187,766)
Purchases of held to maturity securities	(5,497)	(8,261)	(1,753)	(16,383)
Proceeds from sales and maturities of available for sale securities	24,061	18,190	14,672	137,121
Proceeds from maturities of held to maturity securities	–	–	13,510	126,262
Proceeds from sales of property, plant and equipment	488	5,154	320	2,991
Increase in time deposits	(541)	(1,162)	(38)	(355)
Decrease in other assets, net	80	2	189	1,765

Net cash provided by (used in) investing activities	(9,659)	(17,262)	154	1,439

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in short-term borrowings	(4,254)	(882)	693	6,477
Redemption of bonds	(1,610)	–	(12,990)	(121,402)
Repayment of long-term indebtedness	(25)	–	–	–
Repayment of club members’ deposits	(1,897)	(860)	(209)	(1,953)
Purchases of treasury stock, net	(2,881)	(2,220)	(194)	(1,813)
Cash dividends paid	(2,693)	(2,610)	(3,453)	(32,271)
Other, net	(21)	(24)	(24)	(225)

Net cash used in financing activities	(13,381)	(6,596)	(16,177)	151,187

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	Yen			U.S. Dollars
	(millions)			(thousands)
	2003	2004	2005	2005
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	¥539	¥(877)	¥(11)	$(103)

NET CHANGE IN CASH AND CASH EQUIVALENTS	4,640	4,206	808	7,551
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,730	20,370	24,576	229,683

CASH AND CASH EQUIVALENTS, END OF YEAR	¥20,370	¥24,576	¥25,384	$237,234

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for-
Interest	¥672	¥605	¥593	$5,542
Income taxes	2,262	6,377	10,841	101,318

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

Makita Corporation (the “ Company”) is a recognized leader in manufacture and sale of portable electric power tools. The Company and its consolidated subsidiaries’ main products include circular saws, jig saws, planers, drills, rotary hammers, grinders and slide compound saws. The Company and its consolidated subsidiaries (collectively “Makita”) also manufacture and sell stationary woodworking machines and pneumatic tools as well as garden tools and products for indoor household use.

Domestic sales in Japan are made by the Company, while overseas sales are made under the Makita or Maktec brand name, almost entirely through sales subsidiaries and distributors. Approximately 79.8% of consolidated net sales for the year ended March 31, 2005 were generated from customers outside Japan, with 19.8% from North America, 38.6% from Europe and 21.4% from Asia and other area.

Makita’s manufacturing and assembly operations are conducted primarily at two plants in Japan and seven plants overseas, located in the United States, Germany, the United Kingdom, Brazil, China (two plants) and Canada.

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

The accompanying consolidated financial statements reflect all necessary adjustments, not recorded in the Company’s and its consolidated subsidiaries’ books, to present them in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

3.	SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its majority owned subsidiaries and those variable interest entities where the Company is the primary beneficiary under FASB Interpretation No,46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”. All significant inter-company balances and transactions have been eliminated in consolidation. Makita currently does not have any consolidated Variable Interest Entities as set out in FIN 46R.

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

Gains and losses resulting from all foreign currency transactions, including foreign exchange contracts, and translation of receivables and payables denominated in foreign currencies are included in other income (expenses).

(c)	Cash equivalents

For purposes of the consolidated balance sheets and the consolidated statements of cash flows, Makita considers highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

(d)	Marketable and Investment Securities

Makita accounts for marketable and investment securities in accordance with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities” which requires all investments in debt and equity securities to be classified as either trading, available-for-sale securities or held-to maturity securities. Makita classifies investments in debt and equity securities as available-for-sale, or held-to-maturity securities. Makita does not hold any marketable and investment securities which are bought and held primarily for the purpose of sale in the near term.

Except for non-marketable equity securities, available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded as a separate component of other comprehensive income (loss), net of applicable income taxes. Non-marketable equity securities are carried at cost and reviewed periodically for impairment. Held-to-maturity securities are reported at amortized cost, adjusted for the amortization or accumulation of premiums or discounts.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

Available-for-sale securities are periodically reviewed for other-than-temporary declines on criteria that include the length and magnitude of decline, the financial condition and prospects of the issuer, Makita’s intent and ability to retain the investment for a period of time to allow for recovery in market value and other relevant factors.

Held-to-maturity securities are periodically evaluated for possible impairment by taking into consideration of the financial condition, business prospects and credit worthiness of the issuer. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices or other valuation techniques as appropriate.

Makita classifies marketable securities in current assets which are available for current operations. Other investments are classified as investment securities as a part of non-current investments and other assets in the consolidated balance sheets.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings was determined by the average cost method.

(e)	Allowance for Doubtful Receivables

Allowance for doubtful receivables represent the Makita’s best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)	Inventories

Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined based on the average cost method. Makita estimates the obsolescence of inventory based on the difference between the cost of inventory and its estimated market value reflecting certain assumptions about anticipated future demand. The carrying value of inventory is then reduced to account for such obsolescence. Once inventory items are written-down or written-off, such items are not written-up subsequently. All existing and anticipated modifications to product models are evaluated against on-hand inventories, and are adjusted for potential obsolescence.

(g)	Property, Plant and Equipment and Depreciation

Depreciation of property, plant and equipment is computed by using the declining-balance method over the estimated useful lives. The depreciation period generally ranges from 10 years to 50 years for buildings and from 3 years to 10 years for machinery and equipment. The cost and accumulated depreciation and amortization applicable to assets retired are removed from the accounts and any resulting gain or loss is recognized. Betterments, renewals extraordinary repairs that extend the life of the assets are capitalized. Other maintenance and repair costs are expensed as incurred.

Depreciation expense for the years ended March 31, 2003, 2004 and 2005 mounted to ¥9,426 million, ¥7,692 million and ¥5,175 million, respectively, which included amortization of capitalized lease equipment.

Certain leased buildings, improvements, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2004 and 2005 was as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2004	2005	2005
Aggregate cost	¥701	¥677	$6,327
Accumulated amortization	470	533	4,981

(h)	Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful lives are not amortized, but instead tested for impairment annually in accordance with the provisions of FASB Statement No. 142, “Goodwill and Other Intangible Assets.”. Intangible assets with finite useful lives, consisting primarily of software are amortized using straight-line method over the estimated useful lives and reviewed for impairment in accordance with FASB Statement No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets".

(i)	Research and Development Costs and Advertising Costs

Research and development costs, included in selling, general and administrative expenses in the consolidated statements of income, are expensed as incurred and totaled ¥3,856 million, ¥ 4,086 million and ¥4,085 million ($38,178 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

Advertising costs are also expensed as incurred and totaled ¥3,616 million, ¥3,797 million and ¥4,381 million ($40,944 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

(j)	Shipping and Handling Costs

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income. Shipping and handling costs were ¥4,003 million, ¥4,418 million and ¥5,305 million ($49,579 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

(k)	Income Taxes

Makita accounts for income taxes in accordance with the provision of SFAS No.109, “Accounting for Income Taxes,” which requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l)	Product Warranties

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses and cost of sales. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(m)	Pension Plans

Makita accounts for pension plans in accordance with the provision of SFAS No.87, “Employers’ Accounting for Pensions,” in accounting for retirement and termination benefit plans. Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses to be recognized in the consolidated financial statements in future periods. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

(n)	Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflects the potential dilution computed on the basis that all convertible bonds were converted at the beginning of the year or at the time of issuance unless they were antidilutive.

(o)	Impairment of Long-Lived Assets

Makita accounts for impairment of long lived assets with finite useful lives in accordance with the provision of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” Long-lived assets, such as property, plant and equipment, and certain intangible assets subject to amortization, are reviewed for impairment whenever events or charges in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flow. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by independent third party appraisal, projected discounted cash flow or other valuation techniques as appropriate. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(p)	Derivative Financial Instruments

Makita conforms to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133.” Both statements require Makita to recognize all derivative instruments as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair values. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and on the type of hedging relationship.

Makita uses various derivative instruments to manage interest rate and currency exchange rate risk on specific underlying exposures on recorded items . To qualify for fair value hedge accounting in accordance with SFAS No. 133, the derivative instruments must be effective in reducing the risk exposure that they are designated to hedge. Makita formally designates and documents the derivative instruments as an effective hedge of specific underlying exposures, as well as the risk management objectives and strategies for undertaking the hedge transactions at the time of entering into the hedge. Derivative instruments that meet established accounting criteria are formally designated as hedges at the inception of the contract. These criteria demonstrate that the derivative instruments are expected to be highly effective at offsetting changes in fair value of the underlying exposure both at the inception of the hedging relationship and on an ongoing basis.

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

(q)	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Makita has identified the following areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, determination of the allowance for doubtful receivables, impairment of long-lived assets, realizability of deferred income tax assets, the determination of unrealized losses on securities of which the decline in market value is considered to be other than temporary, the actuarial assumptions on retirement and termination benefit plans and valuation of inventories.

(r)	Revenue Recognition

Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. Makita believes the foregoing conditions are satisfied upon the shipment or delivery of the product depending on the terms of the sales arrangement.

Makita sells it products outside of Japan directly to retail customers pursuant to sales contracts and purchase orders. Within Japan, the Company mainly utilizes wholesalers, which in turn, provide product to their associated retail customers. Arrangements with wholesalers are subject to customary terms and conditions evidenced by signed contractual arrangements. The use of wholesalers is a customary point of sale business practice in Japan for which many companies across multiple industries participate.

Makita recognizes revenue to its wholesale customers upon shipment. Makita believes recognition of revenue at this point is appropriate because (i) title and risk of loss passes to the wholesaler upon shipment of product to the wholesaler; (ii) Makita is not contractually obligated nor has Makita accepted returns of product historically from the wholesaler other than in the event of product defect; (iii) payment terms are established consistent with Makita’s normal payment terms for all other customers; (iv) payment terms are not linked contractually nor practically to the payment of the wholesalers invoices by its retail customers and; (v) sales incentives are offered directly to wholesalers under terms and conditions similar to arrangements offered to other customers and are in no way established to provide relief in lieu of returned product.

Furthermore, Makita periodically reviews readily available financial statements and other market data on certain of its wholesale customers in order to assess their overall financial viability and for the purposes of establishing credit limits. The Company also requires on average, two months worth of estimated be held in the form of cash collateral with an independent third party or that the Company be granted a security interest in the wholesaler’s assets of equivalent value.

Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertising and cash discounts, and are accounted for in accordance with the Emerging Issues Task Force Issue No. 01-9, (“EITF 01-9”), “Accounting for Consideration by a Vendor to a Customer (including a Reseller of vendor’s product)”.

Volume-based rebates are provided to customers only if customers attain a pre-determined cumulative level of revenue transactions within a specified period of a year or less. Liabilities for volume-based rebates are recognized within a corresponding reduction to revenue for the expected sales incentive at the time the related revenue is recognized, and is based on the estimation of sales volume reflecting the historical performance of individual customers.

Cooperative advertisings are provided to certain customers as contribution or sponsored fund for advertisements. Under cooperative advertising programs, Makita does not receive an identifiable benefit sufficiently separable from its customers. Accordingly, cooperative advertisings are also accounted as a reduction of revenue.

Cash discounts are provided as a certain percentage of the invoice price as predetermined by spot contracts or based on contractually agreed upon amounts with customers. Cash discounts are recognized as a reduction of revenue at the time the related revenue is recognized based on Makita’s ability to reliably estimate such future discounts to be taken. Cash discounts are substantially all taken within 30 days following the date of sale. Estimates of expected cash discounts are evaluated and adjusted periodically based on actual sales transactions and historical trend.

When repairs are made and charged to customers, revenue from this source is recognized when the repairs have been completed and the item is shipped to the customer.

(s)	New Accounting Standards

In March 2004, the EITF reached a consensus on Issue No. 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The Financial Accounting Standards Board (“FASB”) issued FASB Staff Position EITF 03-1-1 in September 2004, which delayed the effective date of the recognition and measurement provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on Makita’s consolidated results of operations and financial position.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new statement requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for the year ended March 31, 2006. Makita is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No.29, “Accounting for Non-monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by Makita, in the first year beginning April 1, 2006. Makita is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

(t)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2005.

4.	TRANSLATION OF FINANCIAL STATEMENTS

Solely for the convenience of the reader, the accompanying consolidated financial statement amounts for the year ended March 31, 2005, are also presented in U.S. Dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥107 to US$1 at March 31, 2005. This translation should not be construed as a representation that the amounts shown could be or could have been converted into United States dollars at such rate.

5.	INVENTORIES

Inventories as of March 31, 2004 and 2005 comprised the following:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2004	2005	2005
Finished goods	¥44,159	¥53,425	$499,299
Work in process	1,858	1,844	17,233
Raw materials	8,309	10,734	100,318

	¥54,326	¥66,003	$616,850

6.	IMPAIRMENT OF LONG LIVED ASSETS

In December 2003, in connection with ongoing strategic revenue growth and cost cutting initiatives, specifically including an evaluation of its corporate wide marketing and promotional activities and the cost benefit relationship therefrom, and the continued rationalization of certain personnel related costs, Makita made a decision to no longer consider a golf course owned by a consolidated subsidiary as a corporate asset and curtailed utilizing such for promotional, entertainment and employee welfare purposes. As a result of this decision, Makita performed impairment analysis by considering cash flows expected to be generated from the golf course on a stand alone basis and recorded an impairment charge of ¥ 5,996 million to reduce the carrying value to its estimated fair value, as determined on a discounted cash flow basis.

During the year ended March 31, 2004, Makita made a decision to sell part of its production facility in the United Kingdom rather than holding it for future use. As a result of this decision, Makita recorded an impairment charge of ¥243 million, based on the expected sales value less cost to sell the facility.

The Company, as a part of its facilities integration and cost cutting plans, decided to vacate a certain research and development facility in Japan and a related administrative facility during the year ended March 31, 2004, and a certain information technology facility (collectively the “Facility”) during the year ended March 31, 2005. The Company intends to continue to hold the Facility as is for the foreseeable future considering the expected difficulty in identifying a buyer with operating plans commensurate with the present zoning requirements. As discussed above, the Facility was principally used as a research and development facility and provides training and information technology services. Current zoning regulations require that a buyer utilize the Facility on substantially the same basis. Therefore, the combination of the limitations imposed by the zoning rules and the fact that the Facility is located in a rural, non industrial section of Japan has caused management to determine that the recoverable value on an as is basis will be most likely limited to the estimated fair value of the land.

As a result of the decision to vacate the Facility, the Company performed an impairment assessment pursuant to the provisions of SFAS 144 and recorded an impairment charge of ¥1,541 million and ¥577 million for the year ended March 31, 2004 and 2005, respectively. This impairment charge reduced the carrying value of the administrative facility to its current estimated fair value of ¥316 million in the year ended March 31, 2004 and the technology facility to ¥196 million in the year ended March 31, 2005, respectively. The estimated fair value of ¥316 million and ¥196 million represents the fair value of the land as determined by a third party appraiser considering the estimated net cash flows from effecting the sale to a third party purchaser. The carrying value of the building has been reduced to zero on the basis that the Company anticipates no future use from the facility and the expectation of realizing only the value of the land upon sale. Presently, the Company has not decided how and when to dispose of the Facility. In addition, the Company currently has no plans regarding the use of the vacated Facility and as a result, the Company does not expect any future cash flows from the Facility.

7.	MARKETABLE SECURITIES AND INVESTMENT SECURITIES

Marketable securities and investment securities consisted of available-for-sale securities and held-to-maturity securities.

The cost, gross unrealized holding gains and losses, fair value and carrying amount for such securities by major security type as of March 31, 2004 and 2005 were as follows:

	Yen (millions)
		Gross Unrealized
		Holding
					Carrying
As of March 31, 2004	Cost	Gains	Losses	Fair value	Amount
Available-for-sale:
Marketable securities:
Japanese and foreign government debt securities	¥100	¥5	¥–	¥105	¥105
Corporate and bank debt securities	5,377	78	32	5,423	5,423
Investments in trusts	41,141	1,093	6	42,228	42,228
Marketable equity securities	1,494	1,412	–	2,906	2,906

	¥48,112	¥2,588	¥38	¥50,662	¥50,662

Investment securities:
Corporate and bank debt securities	¥2,954	¥75	¥–	¥3,029	¥3,029
Investments in trusts	1,012	47	–	1,059	1,059
Marketable equity securities	7,919	9,137	8	17,048	17,048
Non-marketable equity securities (carried at cost)	602	–	–	602	602

	¥12,487	¥9,259	¥8	¥21,738	¥21,738

Held-to-maturity:
Marketable securities:
Japanese government debt securities	¥10,367	¥7	¥–	¥10,374	¥10,367
Japanese corporate debt securities	2,961	–	–	2,961	2,961

	¥13,328	¥7	¥–	¥13,335	¥13,328

Investment securities:
Japanese corporate debt securities	¥401	¥–	¥2	¥399	¥401

	¥401	¥–	¥2	¥399	¥401

Total marketable securities	¥61,440	¥2,595	¥38	¥63,997	¥63,990

Total investment securities	¥12,888	¥9,259	¥10	¥22,137	¥22,139

	Yen (millions)
		Gross Unrealized
		Holding
					Carrying
As of March 31, 2005	Cost	Gains	Losses	Fair value	Amount
Available-for-sale:
Marketable securities:
Japanese and foreign government debt securities	¥100	¥1	¥–	¥101	¥101
Corporate and bank debt securities	5,580	151	1	5,730	5,730
Investments in trusts	48,468	1,098	14	49,552	49,552
Marketable equity securities	1,403	1,129	–	2,532	2,532

	¥55,551	¥2,379	¥15	¥57,915	¥57,915

Investment securities:
Corporate and bank debt securities	¥1,594	¥20	¥–	¥1,614	¥1,614
Investments in trusts	912	94	–	1,006	1,006
Marketable equity securities	7,837	9,481	7	17,311	17,311
Non-marketable equity securities (carried at cost)	590	–	–	590	590

	¥10,933	¥9,595	¥7	¥20,521	¥20,521

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	¥100	¥–	¥–	¥100	¥100

	¥100	¥–	¥–	¥100	¥100

Investment securities:
Japanese government debt securities	¥300	¥2	¥–	¥302	¥300
Japanese corporate debt securities	1,552	2	5	1,549	1,552

	¥1,852	¥4	¥5	¥1,851	¥1,852

Total marketable securities	¥55,651	¥2,379	¥15	¥58,015	¥58,015

Total investment securities	¥12,785	¥9,599	¥12	¥22,372	¥22,373

	U.S. Dollars (thousands)
		Gross Unrealized
		Holding
					Carrying
As of March 31, 2005	Cost	Gains	Losses	Fair value	Amount
Available-for-sale:
Marketable securities:
Japanese and foreign government debt securities	$935	$9	$–	$944	$944
Corporate and bank debt securities	52,150	1,411	9	53,552	53,551
Investments in trusts	452,972	10,262	131	463,103	463,103
Marketable equity securities	13,112	10,551	–	23,663	23,664

	$519,169	$22,233	$140	$541,262	$541,262

Investment securities:
Corporate and bank debt securities	$14,897	$187	$–	$15,084	$15,084
Investments in trusts	8,523	879	–	9,402	9,402
Marketable equity securities	73,243	88,607	65	161,785	161,785
Non-marketable equity securities (carried at cost)	5,514	–	–	5,514	5,514

	$102,177	$89,673	$65	$191,785	$191,785

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	$934	$–	$–	$934	$934

	$934	$–	$–	$934	$934

Investment securities:
Japanese government debt securities	$2,804	$19	$–	$2,823	$2,804
Japanese corporate debt securities	14,504	19	47	14,477	14,504

	$17,308	$38	$47	$17,300	$17,308

Total marketable securities	$520,103	$22,233	$140	$542,196	$542,196

Total investment securities	$119,486	$89,711	$112	$209,085	$209,093

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by fund managers in the trust banks. As of March 31, 2004 and 2005, each fund consisted of marketable equity securities and interest-bearing bonds.

The following table shows our investments’ gross unrealized holding losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2005.

	Yen (millions)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
		Holding		Holding
As of March 31, 2005	Fair value	Losses	Fair value	Losses
Available-for-sale:
Marketable securities:
Corporate and bank debt securities	¥101	¥1	¥–	¥–
Investments in trusts	817	14	–	–

	¥918	¥15	¥–	¥–

Available-for-sale:
Investment securities:
Marketable equity securities	¥122	¥7	¥–	¥–

	¥122	¥7	¥–	¥–

	U.S. Dollars (thousands)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
		Holding		Holding
As of March 31, 2005	Fair value	Losses	Fair value	Losses
Available-for-sale:
Marketable securities:
Corporate and bank debt securities	$944	$9	$–	$–
Investments in trusts	7,635	131	–	–

	$8,579	$140	$–	$–

Available-for-sale:
Investment securities:
Marketable equity securities	$1,140	$65	$–	$–

	$1,140	$65	$–	$–

Maturities of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2005, regardless of their balance sheet classification, were as follows:

Maturities of debt securities based on Cost as of March 31, 2005

	Yen (millions)			U.S.Dollars (thousands)
	Available-	Held-to-		Available-	Held-to-
	for-sale	maturity	Total	for-sale	maturity	Total
Due within one year	3,859	100	3,959	36,065	934	36,999
Due after one to five years	369	1,202	1,571	3,449	11,233	14,682
Due after five to ten years	100	650	750	935	6,075	7,010
Due after ten years	1,352	–	1,352	12,636	–	12,636
Indefinite periods	1,594	–	1,594	14,897	–	14,897

Total	7,274	1,952	9,226	67,982	18,242	86,224

Maturities of debt securities based on Fair Value as of March 31, 2005

	Yen (millions)			U.S.Dollars (thousands)
	Available-	Held-to-		Available-	Held-to-
	for-sale	maturity	Total	for-sale	maturity	Total
Due within one year	3,929	100	4,029	36,720	935	37,655
Due after one to five years	402	1,207	1,609	3,757	11,280	15,037
Due after five to ten years	101	644	745	944	6,019	6,963
Due after ten years	1,399	–	1,399	13,075	–	13,075
Indefinite periods	1,614	–	1,614	15,084	–	15,084

Total	7,445	1,951	9,396	69,580	18,234	87,814

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

Gross realized gains on sales of marketable securities and investment securities for the years ended March 31, 2003, 2004 and 2005 amounted to ¥337 million, ¥862 million and ¥543 million ($5,075 thousand), respectively, and gross realized losses, which include the gross realized losses considered as other than temporary, during the years ended March 31, 2003, 2004 and 2005 amounted to ¥2,927 million, ¥307 million and ¥90 million ($841 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on marketable securities and investment securities of which declines in market value are considered to be other than temporary were charged to earnings as realized losses on securities, amounting to ¥2,630 million, ¥279 million and ¥82 million ($766 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively. Proceeds from the sales and maturities of available-for-sale securities were ¥24,061 million, ¥18,190 million and ¥14,672 million ($137,121 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively. Proceeds from the held-to-maturity securities were ¥13,510 million ($126,262 thousand) for the year ended March 31, 2005.

8.	INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2003	2004	2005	2005
Income before income taxes:
Domestic	¥2,355	¥3,237	¥15,837	$145,860
Foreign	6,937	12,933	16,781	158,981

	¥9,292	¥16,170	¥32,618	$304,841

Provision for income taxes:
Current-
Domestic	¥2,433	¥5,264	¥5,121	$47,860
Foreign	(139)	3,481	4,950	46,261

	2,294	8,745	10,071	94,121

Deferred-
Domestic	687	26	589	5,505
Foreign	(412)	(292)	(178)	(1,664)

	275	(266)	411	3,841

Consolidated provision for income taxes	¥2,569	¥8,479	¥10,482	$97,962

Total income taxes were allocated as follows:

		Yen		U.S. Dollars
	(millions)			(thousands)
	2003	2004	2005	2005
Provision for income taxes	¥2,569	¥8,479	¥10,482	$97,962
Shareholders’ equity:
Foreign currency translation adjustment	(627)	(458)	945	8,831
Net unrealized holding gains (losses) on available-for-sale securities	(599)	4,168	60	561
Minimum pension liability adjustment	(3,899)	4,392	3,403	31,804

	¥(2,556)	¥16,581	¥14,890	$139,158

As a result of the enactment of an amendment to the Japanese local tax law on March 31, 2003, the effective tax rate used for the calculation of deferred income tax assets and liabilities has been reduced from 41.4% to 40.2% for the year ended March 31, 2003, and risen from 40.2% to 40.3% from the year ended March 31, 2004. The effect of this tax rate change for the years ended March 31, 2003 and 2004 was ¥312 million and ¥11 million ($106 thousand), respectively.

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 7.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.3% for the years ended March 31, 2005.

Reconciliations of the combined statutory income tax rate to the effective income tax rates are as follows:

	Year ended March 31,
	2003	2004	2005
Combined statutory income tax rate in Japan	41.4%	41.4%	40.3%
Non-deductible expenses	1.0	0.6	0.6
Non-taxable dividends received	(0.3)	(0.2)	(0.1)
Change in valuation allowance	4.7	18.5	(1.6)
Impact of advance pricing agreement finalization	(18.2)	(1.3)	–
Effect on change in enacted tax rate	3.4	0.1	–
Tax sparing impact	(3.3)	(1.8)	(5.5)
Prior year income taxes	(1.1)	(3.6)	1.3
Effect of the foreign tax rate differential	–	(1.3)	(2.9)

Effective income tax rate	27.6%	52.4%	32.1%

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

In 2003, as a result of the APA settlement between NTA of Japan and IRS in the United States, The Company received a tax refund from the NTA. A portion of the refund representing the gross amount less a reduction through the offset of NOLs held by Makita U.S.A. Inc. was then repaid to the IRS. Accordingly, Makita recognized the portion of the tax refund retained in the amount of approximately ¥ 1,700 million as a reduction in consolidated income tax expense for the year ended March 31, 2003. At the March 31, 2003, balance sheet date, Makita U.S.A. continued to maintain a full valuation allowance against its NOLs due to concerns over future realizability reflecting the more likely than not criteria of SFAS No. 109. Makita also recognized a valuation allowance against certain NOLs incurred for the year ended March 31, 2003 for other consolidated subsidiaries to the extent that the amounts were determined to be more likely than not, not realizable in accordance with SFAS No. 109. The effect of the increase in valuation allowance against these NOLs resulted in a ¥437 million tax increase for Makita’ for the year ended March 31, 2003 and an increase in its effective tax for the year ended March 31, 2003 by 4.7%.

On a net basis, the receipt of the APA tax refund combined with the recognition of additional valuation allowances by certain other consolidated subsidiaries and other miscellaneous immaterial adjustments had the affect of decreasing Makita’s effective tax rate by 13.8% to the effective rate of 27.6% from the statutory tax rate of 41.4% for the year ended March 31, 2003.

The net change in the total valuation allowances for 2004 was an increase of ¥2,991 million, which was mainly caused by 100% valuation allowance against deferred income tax assets on impairment loss on long-lived assets of a subsidiary that operates a golf course in Japan. This increase in valuation and other miscellaneous adjustments had the affect of increasing Makita’s effective tax rate by 11.3% to the effective rate of 52.4% from the statutory tax rate of 41.1% for the year ended March 31, 2004.

According to the provisions of tax treaties which have been concluded between Japan and 19 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 19 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction was provided. The Company applied such “tax sparing” mainly to China with the indicated tax reduction effect. The effect of the “tax sparing” resulted in decrease of tax expense by ¥1,790 million or 5.5% for the year ended March 31, 2005.

Significant components of deferred income tax assets and liabilities as of March 31, 2004 and 2005 were as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2004	2005	2005
Deferred income tax assets:
Marketable securities and investment securities	¥2,462	¥2,432	$22,729
Accrued retirement and termination benefits and other accrued expenses	2,666	407	3,804
Pension liability	4,429	1,193	11,150
Inventories	1,221	1,331	12,439
Property, plant and equipment	6,754	7,647	71,467
Accrued payroll	1,811	1,951	18,234
Net operating loss carryforwards	2,085	854	7,981
Other	764	949	8,869

Total gross deferred income tax assets	22,192	16,764	156,673
Valuation allowance	(8,828)	(8,211)	(76,738)

	¥13,364	¥8,553	$79,935

Deferred income tax liabilities:
Undistributed earnings of overseas subsidiaries	¥(2,849)	¥(3,128)	$(29,234)
Unrealized gain on securities	(4,756)	(4,817)	(45,019)
Inventories	(435)	–	–
Property, plant and equipment	(964)	(942)	(8,804)
Other	(77)	(101)	(943)

	(9,081)	(8,988)	(84,000)

Net deferred income tax assets	¥4,283	¥(435)	$(4,065)

Net deferred income tax assets are recorded in the consolidated balance sheets as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2004	2005	2004
Deferred income tax assets
Current assets	¥3,691	¥3,831	$35,804
Investment and other assets	880	390	3,645
Current liabilities	(53)	(118)	(1,103)
Long-term liabilities	(235)	(4,538)	(42,411)

	¥4,283	¥(435)	$(4,065)

The valuation allowance was ¥ 9,050 million as of March 31,2002. The net change in the total valuation allowance for the years ended March 31, 2003, 2004 and 2005 was an decrease of ¥2,356 million, an increase of ¥2,134 million and a decrease of ¥617 million ($ 5,766 thousand), respectively. The decrease of ¥617 million ($ 5,766 thousand) for the ended March 31, 2005 was mainly due to reversal of the deferred income tax asset on the net operating loss carryforwards of Makita USA.

In assessing the realizability of deferred income tax assets, Makita considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss carryforwards utilized. Makita considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, Makita believes it is more likely than not that the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance, will be realized. The actual amount of the deferred income tax asset realizable, however, would be reduced if estimates of future taxable income during the carryforward period were not achieved . The valuation allowance principally relates to the tax effects of net operating losses and differences in book and tax depreciation related to property, plant and equipment recorded by certain subsidiaries. Joyama Kaihatsu, Ltd., a wholly-owned subsidiary of the Company, applied for a civil rehabilitation plan during this year. Joyama Kaihatsu, Ltd. has significant temporary differences for impairment losses on long-lived assets and depreciation of properties which are not deductible for tax purposes as of March 31, 2005. Upon confirmation of the civil rehabilitation plan on May 7, 2005, such temporary difference items have been changed to net operating loss carryforward and can be used to offset taxable income in future period.

As of March 31, 2005, certain subsidiaries have net operating loss carryforwards for income tax purposes of ¥1,862 million ($17,401 thousand) which were available to reduce future income taxes. The net operating losses will expire as follows:

	Yen	U.S. Dollars
	(millions)	(thousands)
Within 5 years	¥330	$3,084
6 to 20 years	383	3,579
Indefinite periods	1,149	10,738

	¥1,862	$17,401

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries of ¥27,085 million ($253,131 thousand) as of March 31, 2005 because Makita considers these earnings to be permanently reinvested.

9.	RETIREMENT AND TERMINATION BENEFIT PLANS

The Company and certain of its consolidated subsidiaries have various contributory and noncontributory employees benefit plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. A domestic contributory plan covers substantially all of the employees of the Company.

The amounts of lump-sum or pension payments under the plans are generally determined on the basis of length of service and remuneration at the time of termination or retirement.

Until June, 2004, the domestic contributory plan was composed of a corporate defined benefit portion established by the Company and a substitutional portion based on benefits prescribed by the Japanese government (similar to social security benefits in the United States). The Company has been exempted from contributing to the Japanese Pension Insurance program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through a domestic contributory plan arrangement. The plan assets of the domestic contributory plan are invested and managed as a single portfolio for the entire domestic contributory plan and are not separately attributed to the substitutional and corporate portions. In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the domestic contributory plan to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer is required to make periodic contributions to the Japanese Pension Insurance program, and the Japanese government is responsible for all benefit payments. The corporate portion of the domestic contributory plan continues to exist exclusively as a corporate defined benefit pension plan. The Company accounted for the transfer in accordance with EITF 03-02 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. As specified in EITF 03-02, the entire separation process is accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with SFAS No.88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. The aggregate effect of this separation was determined based on the Company’s pension benefit obligation as of the date the transfer was completed based on the determination of plan assets required to be transferred.

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

As a result of the transfer, the Company recognized a subsidy from the Japanese government equal to the difference between the fair value of the obligation deemed “settled” with the Japanese government and the assets required to be transferred to the government in the amount of Yen 9,128 million ($ 85,308 thousand ) in the first fiscal quarter ended June 30, 2004. In addition, the Company recognized a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total employee’s pension fund obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to Yen 4,687 million ($43,804 thousand). This resulting net gain of ¥4,441 million has been included in operating income for the year ended March 31, 2005.

Effective April 1, 2004, the Company’s employee pension plan was amended by a new defined benefit plan that provides benefits based on length of service and other factors in a manner similar to the predecessor defined benefit plan, however, at a reduced rate. The reduction in the pension benefit obligation as of the effective date in the amount of ¥3,089 million has been accounted for as a negative plan amendment and included in prior service cost and will be amortized into net periodic pension costs over the weighted average remaining service period of the plan participants.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revisions to SFAS 132 prescribe employers’ disclosures about pension plans; they do not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements. In particular, the standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, net periodic benefit costs and other relevant quantitative and qualitative information. SFAS 132 (revised) generally is effective for fiscal years ended after December 15, 2003. The following disclosures reflect the requirements of SFAS No.132 (revised):

The net periodic benefit costs of the defined benefit plans for the years ended March 31, 2003, 2004 and 2005 consisted of the following components:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2003	2004	2005	2005
Service cost-benefit earned during the year	¥2,211	¥1,671	¥1,332	$12,449
Interest cost on projected benefit obligation	1,302	1,225	852	7,963
Expected return on plan assets	(764)	(643)	(590)	(5,514)
Amortization of prior service cost	12	14	(176)	(1,645)
Recognized actuarial loss	584	975	518	4,840
Net gain resulting from transfer to government of the substitutional portion of pension plan	–	–	(4,441)	(41,505)

Net periodic pension costs	¥3,345	¥3,242	¥(2,505)	$(23,412)

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2004	2005	2005
Change in benefit obligation:
Benefit obligation at beginning of year	¥58,295	¥54,899	$513,075
Service cost	1,671	1,332	12,449
Interest cost	1,225	852	7,963
Employees’ contributions	35	25	234
Amendments	–	(3,089)	(28,869)
Actuarial loss	(5,217)	(120)	(1,121)
Transfer to government of the substitutional portion of pension plan	–	(17,276)	(161,458)
Benefits paid	(1,095)	(938)	(8,766)
Foreign exchange impact	(15)	168	1,568

Benefit obligation at end of year	54,899	35,853	335,075

Change in plan assets:
Fair value of plan assets at beginning of year	26,201	32,981	308,234
Actual return on plan assets	4,194	836	7,813
Employer contributions	3,521	2,354	22,000
Employees’ contributions	35	25	234
Transfer to government of the substitutional portion of pension plan	–	(7,082)	(66,187)
Benefits paid	(968)	(843)	(7,879)
Foreign exchange impact	(2)	18	168

Fair value of plan assets at end of year	32,981	28,289	264,383

Funded status	(21,918)	(7,564)	(70,692)
Unrecognized net actuarial loss	17,759	11,051	103,280
Prior service cost not yet recognized in net periodic benefit cost	(482)	(3,357)	(31,374)
Unrecognized net transition obligation being recognized over 19 years	153	139	1,300

Net amount recognized	¥(4,488)	¥269	$2,514

Amounts recognized in the consolidated balance sheets consist of;
Accrued benefit cost	¥(15,536)	¥(5,126)	$(47,907)
Prepaid benefit cost	57	2,399	22,421
Intangible assets	–	23	215
Accumulated other comprehensive loss, gross of tax	10,991	2,973	27,785

Net amount recognized	¥(4,488)	¥269	$2,514

Measurement date

The Company uses a December 31 measurement date for the majority of its plans.

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31, 2004 and 2005 were as follows:

	2004	2005
Discount rate	2.1%	2.2%
Assumed rate of increase in future compensation levels	3.0%	3.3%

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three years ended March 31 were as follows:

	2003	2004	2005
Discount rate	2.6%	2.1%	2.2%
Assumed rate of increase in future compensation levels	2.3%	2.3%	2.3%
Expected long-term rate of return on plan assets	2.5%	2.0%	2.1%

Makita determined the expected long-term rate of return on plan assets based on the expected long-term return of the various asset categories in which the plan invest considering the current expectations for future returns and actual historical returns. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available consistent with the maturity of the pension benefits.

Plan Assets

The benefit plan weighted-average asset allocations at March 31, 2004, and 2005, by asset category are follows;

Asset Category	2004	2005
Equity securities	44.5%	43.9%
Debt securities	21.1	41.1
Life insurance company general accounts	10.1	11.8
Other	24.3	3.2

	100.0%	100.0%

Makita’s funding policy is to contribute monthly the amounts which would provide sufficient assets for future payments of pension benefits. The plans’ assets are invested primarily in interest-bearing securities and marketable equity securities.

The mix of equity securities and debt securities is determined after taking into consideration the expected long-term yield on pension assets. To decide whether changes in the basic portfolio are necessary, Makita examines the divergence between the expected long-term income and the actual income from the portfolio on an annual basis. Makita revises the portfolio when it is deemed necessary to reach the expected long-term yield.

Equity securities include common stock of Makita in an amount of ¥2 million ($19 thousand) at March 31, 2005.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Yen		U.S. Dollars
	(millions)		(thousands)
	2004	2005	2005
Projected benefit obligation	¥54,899	¥35,853	$335,075
Accumulated benefit obligation	48,525	31,016	289,869
Fair value of plan assets	32,981	28,289	264,383

Cash flows

Contributions

Makita expects to contribute ¥2,293 million ($21,430 thousand) to its domestic and foreign defined benefit plan in the year ending March 31, 2006.

Estimated future benefit payments

The following benefits payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)
2006	¥979	$9,150
2007	1,258	11,757
2008	1,796	16,785
2009	1,757	16,421
2010	1,701	15,897
2011-2015	8,505	79,486

Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥256 million, ¥249 million and ¥227 million ($2,121 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

The Company has an unfunded retirement allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount set aside as retirement allowances for Directors and Statutory Auditors was ¥369 million and ¥477 million as of March 31, 2004 and 2005, respectively and included in other liabilities in the accompanying balance sheets. The payment to Directors and Statutory Auditors are subject to shareholders’ approval.

10.	SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

As of March 31, 2004 and 2005, Short-term borrowings consisted of the following:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2004	2005	2005
Bank borrowings	¥1,044	¥1,968	$18,393
Current maturities of long-term indebtedness	13,084	7,092	66,280

Total	14,128	9,060	84,673

Short-term borrowings, excluding current maturities of long-term indebtedness, amounting to ¥1,044 million and ¥1,968 million ($18,393 thousand) as of March 31, 2004 and 2005, respectively consisted primarily of bank borrowings denominated in foreign currencies by overseas subsidiaries. As of March 31, 2004 and 2005, the weighted average interest rates on the borrowings were 6.3% and 6.1%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for immediate short-term borrowings without restrictions amounting to ¥21,220 million and ¥21,509 million ($201,019 thousand) as of March 31, 2004 and 2005, respectively.

As of March 31, 2004 and 2005, long-term indebtedness consisted of the following:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2004	2005	2005
1.5% unsecured convertible bonds, payable in yen, due March 2005	¥12,994	¥–	$–
3.3% (weighted average rate) unsecured loans from banks and insurance companies in yen, due September and November 2005	6,391	6,205	57,991
0.6% (weighted average rate) unsecured loans from Japanese companies, due May 2005	800	800	7,476
Capital lease obligations (see Note 3(g))	263	175	1,635

Total	20,448	7,180	67,102
Less- Current maturities included in short-term borrowings	(13,084)	(7,092)	(66,280)

	¥7,364	¥88	$822

In accordance with SFAS No. 133, changes in fair values of fixed rate long-term indebtedness amounting to ¥391 million and ¥205 million ($1,916 thousand) as of March 31, 2004 and 2005 respectively, which are effectively hedged by using derivative instruments, are reflected in the carrying value of the long-term indebtedness in the accompanying consolidated balance sheets.

The 1.5% convertible bonds due March 2005 were convertible into approximately 5,749,811 shares of common stock at a fixed conversion price of ¥2,259.90. The conversion price was subject to adjustment for stock splits and for shares issued at less than market value. In February and March, 2005, 1,768 shares were converted and common stock and additional paid-in-capital increased by ¥2 million, respectively. The remaining bond balance carrying value of ¥12,990 million was redeemed for cash in March 2005.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2005 are as summarized below:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)
2006	¥7,092	$66,280
2007	41	383
2008	14	131
2009	8	75
2010	8	75
2011 and thereafter	17	158

	¥7,180	$67,102

11.	CLUB MEMBERS’ DEPOSITS

Makita’s club members’ deposits as of March 31, 2005 consist of deposits from individuals who became members of the Castle Hill Country Club, owned and operated by Joyama Kaihatsu Ltd., a subsidiary of the Company. On September 8, 2004, Joyama Kaihatsu, Ltd., petitioned the Nagoya District Court for the commencement of civil rehabilitation proceedings for Joyama Kaihatsu, Ltd. In connection with the confirmation of the civil rehabilitation plan of Joyama Kaihatsu, Ltd., by its creditors and club members and the transfer of the company’s ownership interest in Joyama Kaihatsu Ltd. deposits have been reclassified as current liabilities in the consolidated balance sheet as of March 31, 2005 reflecting the repayment and release of such obligations. See note 20 “Subsequent Events” with respect to the subsequent sale of Joyama Kaihatsu, Ltd., and the resulting disposition of Makita’s club members’ deposits.

12.	SHAREHOLDERS’ EQUITY

The Commercial Code of Japan (“the Code”) provides that an amount equal to at least 10% of cash dividends paid and other cash distributions from retained earnings with respect to each fiscal year be transferred to the legal reserve until the aggregate amount of additional paid-in capital and the legal reserve equals 25% of the stated common stock amount. Under the condition that the aggregate amount of additional paid-in capital and legal reserve remains at least equal to 25% of the common stock amount, the excess portion is available for distribution or release for certain other purposes by the resolution of the shareholders at the annual general shareholders’ meeting.

In addition, the Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company divided the principal amount of bonds converted into common stock equally into common stock and additional paid-in capital upon resolution of the Board of Directors. See note 10.

The Code allows the Company to purchase treasury stock for any reason at any time upon resolution of the Board of Directors up to the limitation approved by the shareholders. See note 10.

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

During the year ended March 31, 2004
On June 27, 2003, the shareholders of the Company approved purchase of the outstanding shares of the Company up to a maximum of 5,000,000 shares and ¥5,000 million. On August 7, 2003 the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 2,500,000 shares. The August 7, 2003 resolution also approved the retirement of 5 million outstanding shares of the Company. In connection with the share purchase resolutions, the Company purchased 2,002,000 shares at a cost of ¥2,142 million during the year ended March 31, 2004. In addition, the Company purchased 80,540 odd shares at a cost of ¥85 million and sold 7,855 odd shares at a cost of ¥6 million during the year ended March 31, 2004. The Company retired shares totaling 5,000,000 shares at a cost of ¥4,015 million by offsetting with unappropriated retained earnings based on the resolution of Board of Directors mentioned above. As a result of the above noted actions, treasury stock and retained earnings were decreased by 2,925,315 shares at a cost of ¥1,794 million and ¥4,015 million during the year ended March 31, 2004.

During the year ended March 31, 2005
On June 29, 2004, the shareholders of the Company resolved to amend the Company’s Articles of Incorporation to permit the Company’s Board of Directors to authorize a repurchase of the Company’s shares of common stock. In connection with this amendment, the Company purchased 125,702 odd shares at a cost of ¥208 million ($1,944 thousand) and sold 8,350 odd shares at a cost of ¥7 million ($65 thousand) during the year ended March 31, 2005.

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

The amount of retained earnings legally available under the Code for distribution is that recorded in The Company’s non-consolidated financial statements and equaled ¥113,919 million ($1,064,664 thousand) as of March 31, 2005. The Board of Directors has declared a cash dividend (¥36 per share) totaling ¥5,176 million ($48,374 thousand) to be paid to the shareholders of record on March 31, 2005. As the dividend is subject to approval at the next annual general shareholders’ meeting to be held on June 29, 2005, it has not been reflected in the accompanying consolidated financial statements at March 31, 2005.

13.	OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of March 31, 2003, 2004, 2005 was as follows:

	Yen			U.S.Dollars
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:	(millions)			(thousands)
	2003	2004	2005	2005
Foreign currency translation adjustments:
Beginning balance	¥(10,699)	¥(13,022)	¥(17,582)	$(164,318)
Adjustment for the year	(2,323)	(4,560)	3,096	28,935

Ending balance	¥(13,022)	¥(17,582)	¥(14,486)	$(135,383)

Net unrealized holding gains on securities
Available-for-sale:
Beginning balance	¥1,325	¥478	¥6,592	$61,608
Adjustment for the year	(847)	6,114	88	822

Ending balance	¥478	¥6,592	¥6,680	$62,430

Minimum pension liability adjustment:
Beginning balance	¥(7,072)	¥(12,590)	¥(6,058)	$(56,617)
Adjustment for the year	(5,518)	6,532	4,615	43,131

Ending balance	¥(12,590)	¥(6,058)	¥(1,443)	$(13,486)

Total accumulated comprehensive income (loss):
Beginning balance	¥(16,446)	¥(25,134)	¥(17,048)	$(159,327)
Adjustment for the year	(8,688)	8,086	7,799	72,888

Ending balance	¥(25,134)	¥(17,048)	¥(9,249)	$(86,439)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
As of March 31, 2003
Foreign currency translation adjustment	¥(2,950)	¥627	¥(2,323)
Unrealized gain (loss) on securities:
Unrealized holding gains (losses) arising during the year	(4,036)	1,671	(2,365)
Less- Reclassification adjustment for (gains) losses realized in net income	2,590	(1,072)	1,518

Net unrealized gains (losses)	(1,446)	599	(847)
Minimum pension liability adjustment	(9,417)	3,899	(5,518)

Other comprehensive income (loss)	¥(13,813)	¥5,125	¥(8,688)

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
As of March 31, 2004
Foreign currency translation adjustment	¥(5,018)	¥458	¥(4,560)
Unrealized gain (loss) on securities:
Unrealized holding gains (losses) arising during the year	10,837	(4,393)	6,444
Less- Reclassification adjustment for (gains) losses realized in net income	(555)	225	(330)

Net unrealized gains (losses)	10,282	(4,168)	6,114
Minimum pension liability adjustment	10,924	(4,392)	6,532

Other comprehensive income (loss)	¥16,188	¥(8,102)	¥8,086

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
As of March 31, 2005
Foreign currency translation adjustment	¥4,041	¥(945)	¥3,096
Unrealized gain (loss) on securities:
Unrealized holding gains (losses) arising during the year	601	(243)	358
Less- Reclassification adjustment for (gains) losses realized in net income	(453)	183	(270)

Net unrealized gains (losses)	148	(60)	88
Minimum pension liability adjustment	8,018	(3,403)	4,615

Other comprehensive income (loss)	¥12,207	¥(4,408)	¥7,799

	U.S. Dollars (thousands)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
As of March 31, 2005
Foreign currency translation adjustment	$37,766	$(8,831)	$28,935
Unrealized gain (loss) on securities:
Unrealized holding gains (losses) arising during the year	5,617	(2,272)	3,345
Less- Reclassification adjustment for (gains) losses realized in net income	(4,234)	1,711	(2,523)

Net unrealized gains (losses)	1,383	(561)	822
Minimum pension liability adjustment	74,935	(31,804)	43,131

Other comprehensive income (loss)	$114,084	$(41,196)	$72,888

14.	EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

	Yen			U.S. Dollars
Numerator	(millions)			(thousands)
	2003	2004	2005	2005
Net income – Basic	¥6,723	¥7,691	¥22,136	$206,879
Effect of dilutive securities:
1.6% unsecured convertible bonds, due 2003	13	–	–	–
1.5% unsecured convertible bonds, due 2005	115	119	117	1,093

Net income – Diluted	¥6,851	¥7,810	¥22,253	$207,972

Denominator	Number of shares
Weighted average common shares outstanding – Basic	148,444,219	144,682,696	143,844,383
Dilutive effect of:
1.6% unsecured convertible bonds, due 2003	828,134	–	–
1.5% unsecured convertible bonds, due 2005	5,749,811	5,749,811	5,748,927

Weighted average common shares outstanding – Diluted	155,022,164	150,432,507	149,593,310

	Yen			U.S. Dollars
Earnings per share:
Basic	¥45.3	¥53.2	¥153.9	$1.44
Diluted	44.2	51.9	148.8	1.39

1.6% unsecured convertible bonds and 1.5% unsecured convertible bonds were redeemed in February 2003 and March 2005, respectively.

15.	COMMITMENTS AND CONTINGENT LIABILITIES

FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.” elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken.

The Company guarantees to third parties bank loans of its employees. The guarantees for the employees are principally made for their housing and education loans totaling ¥19 million ($178 thousand) as of March 31, 2005. The fair value of the liabilities for the Company’s obligations under the guarantees described above as of March 31, 2005 was insignificant.

Makita was contingently liable for recourse obligation regarding discounted notes with banks of ¥396 million ($3,701 thousand) as of March 31, 2005 in case notes issuers are not able to fulfill their payment obligation. The fair value of the liabilities for the Company’s obligations described above as of March 31, 2005 was insignificant.

Makita’s purchase obligations, mainly for raw materials, were ¥ 5,639 million ($52,701 thousand) as of March 31, 2005.

Makita is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Makita’s consolidated financial position, results of operations, or cash flows.

Makita made rental payments of ¥1,737 million, ¥1,745 million and ¥1,796 million ($16,785 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2003, 2004 and 2005, respectively. The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2005 were as follows:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)
2006	¥480	$4,486
2007	316	2,953
2008	185	1,729
2009	127	1,187
2010	65	607
2011 and thereafter	170	1,589

	¥1,343	$12,551

Makita generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. Change in accrued product warranty cost for the year ended March 31, 2005, is summarized as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2004	2005	2005
Balance at beginning of year	¥693	¥667	$6,234
Addition	529	830	7,757
Utilization	(532)	(728)	(6,804)
Foreign exchange impact	(23)	35	327

Balance at end of year	¥667	¥804	$7,514

16.	DERIVATIVES AND HEDGING ACTIVITIES

(a)	Risk management policy

Makita is exposed to market risks, such as changes in currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts, currency swaps, currency options and interest rate swaps utilized by Makita and certain of its consolidated subsidiaries to reduce these risks. Makita do not use derivative instruments for trading or speculation purpose.

Makita are also exposed to risk of credit-related losses in the event of nonperformance by counter parties to the financial instrument contracts; it is not expected that any counter parties will fail to meet their obligations, because the contracts are diversified among a number of major internationally recognized credit worthy financial institutions.

(b)	Foreign currency exchange rate risk management

Makita operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates, and enters into forward exchange contracts, currency swaps and currency options to hedge the foreign currency exposure.

These derivative instruments are principally intended to protect against foreign exchange exposure related to intercompany transfer of inventories and financing activities. The fair values of these derivative instruments as of March 31, 2004 and 2005 were recorded as ¥396 million and ¥30 million ($281 thousand) in assets and ¥21 million and ¥387 million ($3,617 thousand) in liabilities, respectively and changes in their fair values as of March 31, 2004 and 2005 of a gain of ¥994 million and a loss of ¥732 million ($6,841 thousand), respectively were recorded in exchange gain (losses) on foreign currency transactions.

(c)	Interest rate risk management

Makita executes financing and investing activities through the Company and its financial subsidiary, Euro Makita Corporation B.V. (“EMC”). To manage the variability in the fair values of fixed rate long-term indebtedness, time deposit and fixed rate debt securities caused by fluctuations in interest rates, the Company and EMC enters into interest rate swaps as a fair value hedge.

As of March 31, 2004 and 2005, EMC had interest rate swaps with a fair value of ¥391 million and ¥205 million ($1,916 thousand), respectively which have been designated as fair value hedges of underlying long-term indebtedness with fixed interest rates and recorded as current assets. Changes in fair values of both the hedging interest rate swaps and the underlying long-term indebtedness were recorded as equal and offsetting gains and losses in other income (expenses). There was no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended March 31, 2004 and 2005, as the critical terms of the interest rate swaps match the terms of the hedged long-term indebtedness.

As of March 31, 2004 and 2005, the Company and EMC had interest rate swaps with a fair value of ¥26 million and ¥7 million ($65 thousand), respectively which have been designated as fair value hedges of underlying time deposit and investment securities with fixed interest rates and recorded as current liabilities. As the interest rate swaps do not meet hedge accounting criteria, changes in fair value of the hedging interest rate swaps which amounted to a gain of ¥14 million and an expense of ¥19 million ($117 thousand) were recorded in earnings and classified in other income (expenses) for the years ended March 31, 2004 and 2005, respectively.

17.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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
The fair value is estimated by discounting the future cash flows using the current rates that Makita would be offered for deposits with similar terms and remaining maturities.

(c)	Marketable Securities and Investment Securities
The fair value of marketable securities is estimated based on quoted market prices at March 31, 2004 and 2005. For other investments for which there are no quoted market prices, amounted to ¥590 million ($5,514 thousand) a reasonable estimation of fair value could not be made without incurring excessive cost.

(d)	Long-term Indebtedness
The fair value of long-term indebtedness is based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.

(e)	Club Members’ Deposits
The fair value of club members’ deposits is based on the latest actual transaction price or the present value of future cash flows.

(f)	Interest Rate Swap Agreements
The fair values of interest rate swap agreements are based on the estimated amount that Makita would receive or pay to terminate the swap agreements which are based on quoted prices obtained from brokers.

(g)	Other Derivative Financial Instruments
The fair values of other derivative financial instruments, foreign currency contracts, currency swaps and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	Yen				U.S. Dollars
	(millions)				(thousands)
	2004		2005		2005
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Marketable securities	¥63,990	¥63,997	¥58,015	¥58,015	$542,196	$542,196
Investment securities	22,139	22,136	22,373	22,372	209,093	209,085
Long-term time deposits	5,901	5,911	2,322	2,316	21,701	21,645
Long-term indebtedness	(20,448)	(20,604)	(7,180)	(6,530)	(67,102)	(61,028)
Club members’ deposits	(13,045)	(5,553)	(12,836)	(6,375)	(119,963)	(59,579)
Interest rate swap agreements:
Assets	391	391	205	205	1,914	1,914
Interest rate swap agreements:
Liabilities	(26)	(26)	(7)	(7)	(64)	(64)
Foreign currency contracts:
Assets	275	275	23	23	215	215
Foreign currency contracts:
Liabilities	(2)	(2)	(160)	(160)	(1,496)	(1,496)
Currency swaps:
Assets	107	107	5	5	46	46
Currency swaps:
Liabilities	(15)	(15)	(216)	(216)	(2,019)	(2,019)
Currency option contracts:
Assets	14	14	2	2	18	18
Currency option contracts:
Liabilities	(4)	(4)	(11)	(11)	(103)	(103)

(h)	Limitation

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18.	OPERATING SEGMENT INFORMATION

The operating segments presented below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company’s chief operating decision maker. The Company’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to the segments.

During the three years ended March 31, 2003, 2004 and 2005, Makita’s operating structure included the following operating segments: Japan Group, North America Group, Europe Group, Asia Group, and Other Group.

Makita evaluates the performance of each operating segment based on U.S. generally accepted accounting principles.

Segment Products and Services
Makita is a manufacturer and wholesaler of electric power tools and other tools. The operating segments derive substantially all their revenues from the sale of electric power tools and parts and repairs.

Year ended March 31, 2003

	Yen
	(millions)
		North					Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥46,896	¥45,807	¥57,995	¥7,013	¥17,892	¥175,603	¥–	¥175,603
Intersegment	39,943	3,898	5,227	18,775	82	67,925	(67,925)	–

Total	¥86,839	¥49,705	¥63,222	¥25,788	¥17,974	¥243,528	¥(67,925)	¥175,603

Operating expenses	¥82,913	¥49,436	¥59,343	¥23,388	¥17,316	¥232,396	¥(69,261)	¥163,135
Operating income	3,926	269	3,879	2,400	658	11,132	1,336	12,468
Long-lived assets	49,082	5,969	7,633	7,130	1,186	71,000	(594)	70,406
Identifiable assets	233,165	37,757	67,454	27,424	14,514	380,314	(101,714)	278,600
Depreciation and amortization	6,014	1,571	1,125	932	149	9,791	(51)	9,740
Capital expenditures	3,160	394	1,287	754	149	5,744	(53)	5,691

Year ended March 31, 2004

	Yen
	(millions)
		North					Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥48,413	¥41,699	¥67,110	¥6,612	¥20,283	¥184,117	¥–	¥184,117
Intersegment	40,633	3,978	4,726	22,364	123	71,824	(71,824)	–

Total	¥89,046	¥45,677	¥71,836	¥28,976	¥20,406	¥255,941	¥(71,824)	¥184,117

Operating expenses	¥87,594	¥44,958	¥64,358	¥26,048	¥19,061	¥242,019	¥(72,598)	¥169,421
Operating income	1,452	719	7,478	2,928	1,345	13,922	774	14,696
Long-lived assets	36,443	3,835	6,719	6,668	1,342	55,007	(648)	54,359
Identifiable assets	230,165	29,037	69,908	28,526	16,364	374,000	(95,884)	278,116
Depreciation and amortization	4,804	1,163	1,044	824	172	8,007	(44)	7,963
Capital expenditures	1,958	256	1,149	1,266	273	4,902	(408)	4,494

Year ended March 31, 2005

	Yen
	(millions)
		North					Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥50,955	¥38,607	¥75,864	¥7,378	¥21,933	¥194,737	¥–	¥194,737
Intersegment	47,786	3,583	5,802	34,937	168	92,276	(92,276)	–

Total	¥98,741	¥42,190	¥81,666	¥42,315	¥22,101	¥287,013	¥(92,276)	¥194,737

Operating expenses	¥82,826	¥40,580	¥71,541	¥37,389	¥21,146	¥253,482	¥(90,143)	¥163,339
Operating income	15,915	1,610	10,125	4,926	955	33,531	(2,133)	31,398
Long-lived assets	36,022	3,664	7,405	7,361	2,787	57,239	(644)	56,595
Identifiable assets	224,099	30,627	79,309	31,713	19,141	384,889	(94,985)	289,904
Depreciation and amortization	2,729	668	1,057	794	186	5,434	(53)	5,381
Capital expenditures	1,966	589	1,289	1,483	1,544	6,871	(216)	6,655

Year ended March 31, 2005

	U.S. Dollars
	(thousands)
		North					Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	$476,215	$360,813	$709,009	$68,953	$204,982	$1,819,972	$–	$1,819,972
Intersegment	446,598	33,486	54,224	326,514	1,569	862,391	(862,391)	–

Total	$922,813	$394,299	$763,233	$395,467	$206,551	$2,682,363	$(862,391)	$1,819,972

Operating expenses	$774,075	$379,252	$668,607	$349,430	$197,626	$2,368,990	$(842,457)	$1,526,533
Operating income	148,738	15,047	94,626	46,037	8,925	313,373	(19,934)	293,439
Long-lived assets	336,654	34,243	69,206	68,794	26,047	534,944	(6,019)	528,925
Identifiable assets	2,094,383	286,234	741,206	296,383	178,888	3,597,094	(887,711)	2,709,383
Depreciation and amortization	25,505	6,243	9,879	7,421	1,738	50,786	(496)	50,290
Capital expenditures	18,374	5,505	12,047	13,860	14,430	64,216	(2,020)	62,196

Long-lived assets shown above consist of property, plant and equipment, security deposits and other intangible assets and other.

Transfers between segments are made at estimated arm’s-length prices. No single external customer accounted for 10% or more of Makita’s revenues for each of the years ended March 31, 2003, 2004 and 2005.

Segment information is determined by the location of the Company and its relevant subsidiaries.

Makita’s current revenues from external customers by each group of products are set forth below.

	(Yen millions, except for percentage amounts)						U.S. Dollars
	Consolidated Net Sales by Product Categories						(thousands)
	Year ended March 31,
	2003		2004		2005		2005
Portable Woodworking Tools	33,637	19.1%	34,452	18.7%	34,507	17.7%	322,495
Portable General Purpose Tools	92,144	52.5%	98,176	53.3%	105,736	54.3%	988,187
Stationary Woodworking Machines	1,924	1.1%	1,711	1.0%	1,573	0.8%	14,701
Other Products	19,142	10.9%	19,548	10.6%	21,763	11.2%	203,393
Parts, Repairs and Accessories	28,756	16.4%	30,230	16.4%	31,158	16.0%	291,196

TOTAL	175,603	100.0%	184,117	100.0%	194,737	100.0%	1,819,972

19.	RELATED PARTY TRANSACTIONS

One of the Company’s consolidated subsidiaries has long-term borrowings from Maruwa Co., Ltd.(“Maruwa”), where the president of the Company and certain of his family relatives serve as directors. The amount of these borrowings was ¥500 million as of March 31, 2004, and March 31, 2005. In addition, transactions of Makita with Maruwa for the fiscal years ended March 31, 2004 and 2005, amounted to ¥3 million paid in interest on the subsidiary’s borrowings from Maruwa and ¥2 million in advertising expenses.

The Company’s purchases of raw materials and production equipment from Toa Co., Ltd., where the president of the Company and certain of his family relatives serve as directors, were ¥199 million and ¥215 million, respectively, during the fiscal year ended March 31, 2004, and ¥55 million and ¥145 million, respectively, during the fiscal year ended March 31, 2005. Accounts payable by the Company related to these transactions were ¥79 million as of March 31, 2004, and ¥19 million as of March 31, 2005.

20.	SUBSEQUENT EVENTS

On April 11, 2005, the Nagoya District Court approved the civil rehabilitation plan for the Company’s subsidiary, Joyama Kaihatsu, Ltd., including its payment obligation of the club members’ deposits and such plan was confirmed on May 7, 2005. On May 31, 2005, upon confirmation of the civil rehabilitation plan, Makita transfer its ownership interests in Joyama Kaihatsu, Ltd., to a third party, Tokyo Tatemono Co. Ltd. In connection with the ownership transfer, Makita was released from its obligation for club member deposits of ¥6.5 billion ($60.7 million) and other third party obligations of ¥2.0 billion ($18.7 million) and accordingly, recognized a gain of ¥8.5 billion ($79.4 million) in fiscal year 2006.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

SCHEDULE I – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	Japanese Yen (millions)
		Additions
	Balance at	Charged to	Charged to	Deductions		Balance at
	beginning	costs and	other	from	Translation	end of
Descriptions	of year	expenses	Accounts	reserves	adjustments	year
2003:
Allowance for doubtful receivables	1,519	113	–	(84)	(92)	1,456
Deferred income tax assets valuation allowance	9,050	832	–	(2,621)	(567)	6,694
2004:
Allowance for doubtful receivables	1,456	136	–	(135)	(111)	1,346
Deferred income tax assets valuation allowance	6,694	2,938	–	(459)	(345)	8,828
2005:
Allowance for doubtful receivables	1,346	98	–	(326)	60	1,178
Deferred income tax assets valuation allowance	8,828	234	–	(929)	78	8,211