Form 20-F
period 2006-03-31
MAKITA CORP
filed 2006-07-07
CIK 202467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from April 1, 2005 to March 31, 2006
Commission file number 0-12602
KABUSHIKI KAISHA MAKITA
(Exact name of registrant as specified in its charter)
MAKITA CORPORATION
(Translation of registrant’s name into English)
Japan
(Jurisdiction of incorporation or organization)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered

* American Depositary Shares	Nasdaq Global Market
** Common Stock

*	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing one share of the registrant’s Common Stock.

**	Effective October 1, 2001, no par value per share. Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of each exchange on which registered
None	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of
	March 31, 2006	March 31, 2006
Title of Class	(Tokyo time)	(New York time)
Common Stock, excluding 296,994 shares of Treasury Stock	143,711,766

American Depositary Shares, each representing one share of Common Stock		3,160,984
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
          ☑ Yes            ☐ No
If this report is an annual or transition report, indicate by mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
          ☐ Yes            ☑ No
Note – Checking the box above will not relieve any registrant required to the file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
          ☑ Yes            ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑       Accelerated filer ☐      Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
          Item 17 ☐            Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company ( as defined in Rule 12b-2 of the Exchange Act).
          ☐ Yes            ☑ No

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. For example, “fiscal 2006” or “FY2006” refers to the twelve-month period ended March 31, 2006. All other references to years refer to the applicable calendar year.
All information contained in this annual report is as of March 31, 2006 unless otherwise specified.
In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥117 = U.S.$1.00, the approximate exchange rate on the noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2006. On June 15, 2006 the noon buying rate for yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥115.06= $1.00.
As used herein, the “Company” refers to Makita Corporation and “Makita” or “Makita Group” refer to Makita Corporation and its consolidated subsidiaries unless the context otherwise indicates.
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
By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including but not limited to:
•	changes in economic conditions affecting the retail, housing and construction markets in different countries, particularly in Japan, the United States and Europe and, to a lesser extent, in Canada, Asia, Australia and the Middle East;
•	Makita’s ability to maintain mutually beneficial relationships with key distributors and to penetrate new channels of distribution;
•	circumstances relating to inventory adjustments or changes in purchasing patterns by major customers and their impact on Makita’s manufacturing volumes and inventory levels;
•	uncertainties surrounding market acceptance of new products introduced in fiscal 2006 and scheduled for introduction in fiscal 2007, as well as the level of sales generated from these new products, in connection with Makita’s existing investments in productive capacity and commitments to fund its advertising and product promotions to introduce these new products;
•	Makita’s ability to develop and introduce new products at favorable margins;
•	adverse changes in currency exchange rates or raw material commodity prices, both in absolute terms and relative to competitors’ risk profiles;
•	increased competition in both Japanese market and worldwide;
•	changes in consumer preference or loyalties;
•	price reductions taken by Makita in response to customer and competitive pressures, as well as price reductions or promotional actions taken in order to drive demand, which may not result in anticipated sales levels;
•	Makita’s ability to achieve projected levels of efficiencies and cost reduction measures and to avoid delays in or inefficiencies resulting from manufacturing and administrative reorganization actions in progress or contemplated;
•	the impact of various factors on Makita’s foreign operations such as tariffs, nationalization, exchange controls, interest rate fluctuations, civil unrest, governmental changes, restrictions on Makita’s foreign investment in local business and risks related to other political, economic, and regulatory instabilities;
•	the effects of litigation, environmental remediation matters, and product liability exposures;

•	Makita’s ability to generate sufficient cash flows to support capital expansion, business acquisition plans and general operating activities, and Makita’s ability to obtain necessary financing at favorable interest rates;
•	changes in laws and regulations, including changes in accounting standards, taxation requirements, including tax rate changes, new tax laws and revised tax law interpretations, and environmental laws, both in Japan and in foreign jurisdictions in which Makita operates;
•	the impact of unforeseen events, including war or terrorist activities, on economic conditions and corporate and consumer confidence;
•	fluctuations in stock market prices; and
•	the effects of attestation on internal control over financial reporting to be expressed by the Company’s auditors.
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

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable
Item 2. Offer Statistics and Expected Timetable
     Not applicable
Item 3. Key Information
A. Selected financial data
The following data for each of the five fiscal years ended March 31, 2006 has been derived from Makita’s audited consolidated financial statements. It should be read in conjunction with Makita’s audited consolidated balance sheets as of March 31, 2005 and 2006, the related consolidated statements of income, shareholder’s equity and cash flows for each of the three years ended March 31, 2006, and the notes thereto that appear elsewhere in this annual report. Makita’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and were included in its Japanese Securities Reports filed with the Director of the Kanto Local Finance Bureau.

						U.S. Dollars
	(Millions of yen, except per share amounts)					(thousands)
	Fiscal year ended March 31,
Income Statement Data:	2002	2003	2004	2005	2006	2006
Net sales	¥166,169	¥175,603	¥184,117	¥194,737	¥229,075	$1,957,906
Operating income	5,873	12,468	14,696	31,398	45,778	391,265
Net income	133	6,723	7,691	22,136	40,411	345,393
Net income per share of Common stock and per ADS:
Basic	0.9	45.3	53.2	153.9	281.1	2.40
Diluted	0.9	44.2	51.9	148.8	281.1	2.40

						U.S. Dollars
	(Millions of yen, except per share amounts)					(thousands)
	Fiscal year ended March 31,
Balance Sheet Data:	2002	2003	2004	2005	2006	2006
Total assets	¥285,138	¥278,600	¥278,116	¥289,904	¥326,038	$2,786,650
Cash and cash equivalents, time deposits and marketable securities	63,393	64,083	92,616	91,189	88,672	757,880
Net working capital	144,929	141,759	147,822	149,666	181,808	1,553,914
Short-term borrowings	8,984	2,892	14,128	9,060	1,728	14,769
Long-term indebtedness	20,102	19,843	7,364	88	104	889
Common stock	23,803	23,803	23,803	23,805	23,805	203,462
Treasury stock	(2,229)	(5,110)	(3,316)	(3,517)	(258)	(2,205)
Shareholders’ equity	189,939	182,400	193,348	219,640	266,584	2,278,496
Total number of shares outstanding	149,673,742	145,967,876	143,893,191	143,777,607	143,711,766	143,711,766
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

	(Japanese Yen per U.S. $1.00)
Fiscal year ended March 31,	High	Low	Average	Year-end
2002	115.89	134.77	125.64	132.70
2003	115.71	133.40	121.94	118.07
2004	104.18	120.55	113.07	104.18
2005	102.26	114.30	107.47	107.22
2006	104.41	120.93	113.15	117.48

	(Japanese Yen per U.S. $1.00)
						June
2006	January	February	March	April	May	(through June 15)
High	113.96	115.82	115.89	113.79	110.07	111.66
Low	117.55	118.95	119.07	118.66	113.46	115.06
On June 15, 2006 the noon buying rate for yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥115.06 = U.S. $1.00
Cash dividends declared per share of common stock and per ADS:

	In Yen		In U.S. Dollars
Fiscal year ended March 31,	Interim	Year-end	Interim	Year-end
2002	9.0	9.0	0.07	0.07
2003	9.0	9.0	0.07	0.07
2004	9.0	13.0	0.09	0.11
2005	11.0	36.0	0.10	0.34
2006	19.0	38.0	0.16	0.32
Makita’s basic dividend policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.

Note:	Cash dividends in U.S. dollars are based on the exchange rates as of the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.
B. Capitalization and indebtedness
      Not applicable
C. Reasons for the offer and use of proceeds
      Not applicable

D. Risk factors
The following is a summary of some of the significant risks that could affect Makita. Other risks that could affect Makita are also discussed elsewhere in this annual report. Additionally, some risks that may be currently unknown to Makita and other risks that are currently believed to be immaterial, may become material. Some of these statements are forward-looking statements that are subject to the “Cautionary Statement with Respect to Forward-Looking Statements” appearing elsewhere in this annual report.
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
Makita’s principal management functions, including its headquarters, and the companies on which it relies for supplying major parts are located in Aichi Prefecture (“Aichi”), Japan. Makita’s manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, collectively account for approximately 76% of Makita’s total production volume on a consolidated basis in fiscal 2006. Due to this geographic concentration of Makita’s major functions, including plants and other operations in Japan and China, Makita’s performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita’s facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, emerging infections diseases, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, Makita’s consolidated financial condition and results of operations may be adversely affected.
Makita’s overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita’s business activities.
Makita derives a majority of its sales in markets located outside of Japan, including North America, Europe, Asia, Oceania, the Middle East, and emerging markets such as Russia and Eastern Europe. In fiscal 2006, approximately 82% of Makita’s consolidated net sales were derived from products sold overseas. On a volume basis, Makita depended on overseas markets for 88% of units sold. The high percentage of overseas sales gives rise to a number of risks. If such risks occur, they may have a material adverse impact on Makita’s consolidated financial condition and results of operations. Such risks include the following:

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
Makita maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities in all the countries in which Makita operates. If Makita is unable to continue its compliance with existing regulations or is unable to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any new or amended regulations may also result in significant increases in overall costs.
Beginning on July 1, 2006, a European directive entitled “Restriction of the Use of Certain Hazardous Substances” (“RoHS”) takes effect which forbids the sale in EU member countries of products containing six toxic substances, including lead. In addressing RoHS, we have abolished nearly all restricted substances through the cooperation of our parts suppliers. In addition, the Makita Group itself is constantly reinforcing its system for inspecting parts as they are delivered and has addressed this issue nearly fully at the present time. However, if Makita’s suppliers have not fully shifted to alternative materials and Makita is not able to detect the presence of the forbidden substances, then, if these substances are confirmed within the EU, Makita may face a number of risks, including the need to replace the defective parts, conduct recalls, and sustain damage to its brand image. In such cases, Makita’s consolidated financial condition and results of operations may be adversely affected.

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
Sales denominated in foreign currencies accounted for approximately 76% of Makita’s consolidated net sales in fiscal 2006, and, accordingly, Makita’s operating income is significantly affected by foreign exchange fluctuations.
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
In recent years, market trends in demand for various power tools have been changing significantly due to the adoption of new construction methods, especially in Japan. For example, as prefabricated housing construction becomes more common, the use of power tools at construction sites has been decreasing substantially, while demand for fastening tools has increased. If Makita does not or is unable to respond to these rapid shifts in demand for various power tools, Makita’s sales may decline and this may have an adverse effect on Makita’s consolidated financial condition and results of operations.
The rapidly growing presence of China-based power tool manufacturers may adversely affect Makita’s sales results.
In recent years, power tool companies in China have expanded their presence in the world market. In particular, in certain markets in Asia where purchasing power is relatively low, competition with power tools made in China has intensified, with respect to lower end products. As the technology of Chinese power tool manufacturers improves, competition in the markets for high-end products for professional use may also intensify. As a result, Makita’s market share, consolidated financial condition and results of operations may be adversely affected.
If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.
Makita’s principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the good reputation of the MAKITA brand, both of which depend in part on Makita’s ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer able to quickly develop new products that meet the changing needs of the market for high-end, professional users, it may have an adverse impact on Makita’s consolidated financial condition and results of operations.
If Makita fails to maintain cooperative relationships with significant customers, Makita’s sales may be seriously affected.
Makita has a number of significant customers. If Makita loses these customers and is unable to develop new sales channels to take their place, sales may decline and have an adverse impact on Makita’s business performance and financial position. In addition, if major customers of Makita select power tools and other items made in China and sell them under their own brand, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

If any of Makita’s suppliers fail to deliver materials or parts required for production as scheduled, Makita’s production activities may be adversely affected.
Makita’s production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. Makita purchases some of its component parts from sole suppliers. The largest single source supplier of the Company accounted for approximately 5% of its aggregate purchases of raw materials and parts in fiscal 2006. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. In the event that any of these suppliers cannot deliver the required quality and quantity of parts on schedule, this will have an adverse effect on Makita’s production schedules and cause a delay in Makita’s own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have a detrimental effect on Makita’s consolidated financial condition and results of operations.
When the procurement of raw materials used by Makita becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.
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
Makita manufactures a wide range of power tools at factories worldwide according to ISO internationally accepted quality control standards. However, Makita cannot be certain that all of its products will be free of defects nor that it will be subject to product recalls in the future. A large-scale recall or a substantial product liability suit brought against Makita may result in severe damage to Makita’s brand image and reputation. In addition, a major product recall or product liability lawsuit is likely to be very costly and would require a significant amount of management time and attention. Any of these occurrences may have a major adverse impact on Makita’s consolidated financial condition and results of operations.
Investor confidence and the value of Makita’s ADRs and ordinary shares may be adversely impacted if Makita’s management concludes that Makita’s internal controls over financial reporting are not effective as of March 31, 2007, or if Makita’s independent registered public accounting firm is unable to provide adequate attestation on management’s assessment, or to provide unqualified opinion on the effectiveness of Makita’s internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.
The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rule requiring public companies to include a report of management on Makita’s internal controls over financial reporting in its Annual Report on Form 20-F that contains an assessment by management of the effectiveness of Makita’s internal control over financial reporting. In addition, Makita’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of Makita’s internal control over financial reporting. These requirements will first apply to Makita’s Annual Report on Form 20-F for the fiscal year ending March 31, 2007. Although Makita intends to diligently and vigorously review its internal controls over financial reporting in order to ensure compliance with Section 404 requirements, Makita’s management may conclude that Makita’s internal controls over financial reporting are not effective. In addition, Makita’s independent registered public accounting firm may be unable to attest to Makita’s management’s assessment or may issue a report that concludes that Makita’s internal controls over financial reporting are not effective. Makita’s failure to achieve and maintain effective internal controls over financial reporting, or Makita’s independent registered public accounting firm’s inability to attest to Makita’s management’s assessment, or the issuance of a report that concludes that Makita’s internal controls over financial reporting are not effective, could result in the loss of investor confidence in the reliability of Makita’s financial reporting process, which in turn could harm Makita’s business and ultimately could negatively impact the market price of Makita’s ADRs and ordinary shares.

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
In May 2005, Makita established a new subsidiary, Makita EU S.R.L. in Romania, as a location from which it can serve growing markets in Eastern Europe, Russia, Western Europe and the Middle East. Construction began in April 2006 on a new Romanian factory in the suburbs of the capital, Bucharest, where production is scheduled to start by Summer 2007.
Makita presently manufactures power tools in seven countries globally: the United States, Canada, Brazil, the United Kingdom, Germany, China and Japan. By fiscal year 2008, when construction of the Romania factory is complete, Makita will have production facilities in eight countries, three of them in Europe.
During the fiscal year under review, Makita Ukraine LLC, and Makita EU S.R.L. were newly included within the scope of consolidation. On the other hand, golf course operator Joyama Kaihatsu Ltd. was dropped from the list of the company’s consolidated subsidiaries because of the transfer of its ownership interests in Joyama Kaihatsu Ltd. to a third party. As a result, the number of consolidated subsidiaries increased to 45.
Makita Corporation’s registered office is located at 3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan, and its telephone number is +81-566-98-1711.
B. Business overview
Makita’s principal activity is the manufacturing and sale of a wide range of power tools for professional users worldwide. Makita’s power tools consist of portable general purpose tools, primarily drills, grinders and sanders and portable woodworking tools, primarily saws and planers. Makita also produces a line of stationary woodworking machines. For the fiscal year ended March 31, 2006, approximately 82% of Makita’s sales were outside of Japan. Makita estimates that most of its sales worldwide were made to commercial and professional users such as those engaged in timber and metal processing, carpentry, and concrete and masonry works.
Makita focuses on creating user and environment-friendly products that enhance the work environment, and have features such as low vibration, low noise and dust concentration.

Products
The following table sets forth Makita’s consolidated net sales by product categories for the periods presented:

	(Millions of yen, except for percentage amounts)						U.S. Dollars
	Consolidated Net Sales by Product Categories						(thousands)
	Fiscal year ended March 31,
	2004		2005		2006		2006
Portable woodworking tools	¥34,452	18.7%	¥34,507	17.7%	¥37,890	16.5%	323,846
Portable general purpose tools	98,176	53.3%	105,736	54.3%	128,215	56.0%	1,095,855
Stationary woodworking machines	1,711	1.0%	1,573	0.8%	2,009	0.9%	17,171
Other products	19,548	10.6%	21,763	11.2%	26,696	11.7%	228,171
Parts, repairs and accessories	30,230	16.4%	31,158	16.0%	34,265	14.9%	292,863

Total	184,117	100.0%	194,737	100.0%	229,075	100.0%	1,957,906

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
Among Makita’s new products launched in Japan in the fiscal year under review was a 125mm rechargeable circular saw, featuring a small, lightweight, high-capacity lithium ion battery, a proprietary digital charge-optimization system, and a high-speed (4,300 rpm) motor.
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
Among Makita’s new products launched in Japan in the fiscal year under review was a series of new products featuring lithium-ion batteries, including a high-cost-performance impact driver with a small, lightweight, high-capacity lithium ion battery, a newly developed four-pole motor, and a proprietary digital charge-optimization system. This series also includes a 16 mm rechargeable hammer drill that is 30% faster than any of our previous products, allowing the user to set the desired speed of rotation, impact, and fastening torque, and a 100 mm rechargeable disk grinder with a maximum speed of 10,000 rpm.

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
Parts, repairs and accessories
Makita manufactures and markets a variety of parts and accessories for its products and performs repair work as part of its after-sale services.
Principal Markets, Distribution and After-Sale Services
The following table sets forth Makita’s consolidated net sales by geographic area based on customers locations for the periods presented:

	(Millions of yen, except percentage amount)						U.S. Dollars
	Consolidated Net Sales by Geographic Area						(thousands)
	Fiscal year ended March 31,
	2004		2005		2006		2006
Japan	¥39,142	21.3%	¥39,379	20.2%	¥41,600	18.2%	$355,556
North America	41,853	22.7	38,490	19.8	47,673	20.8	407,462
Europe	66,369	36.0	75,263	38.6	90,504	39.5	773,538
Asia	14,245	7.7	16,341	8.4	16,993	7.4	145,239
Other	22,508	12.3	25,264	13.0	32,305	14.1	276,111

Total	¥184,117	100.0%	¥194,737	100.0%	¥229,075	100.0%	$1,957,906

Japan
Makita believes that most of its domestic sales are made to commercial users. The Japanese Do-It-Yourself, or DIY, market for power tools is growing but the pace of growth is slow.
Makita attributes its leading position in the Japanese market to the close and frequent contact that it maintains with retailers and users of Makita products. While Makita’s major competitors rely primarily on wholesalers for all aspects of distribution and servicing, Makita has approximately 840 employees directly responsible for the promotion, sale and delivery and after-sale servicing of its products. These employees, operating from 113 sales offices throughout Japan, are assigned sales territories and visit retail outlets in their area on an average of once a week.
In addition, Makita has two distribution centers in Osaka and Saitama prefecture. These distribution centers strengthen Makita’s distribution and after-sale service functions.
The majority of Makita’s products are sold through its 14 wholesalers. Each wholesaler bears the risk of any bad debts of the retailers for which it has responsibility. The payments by the wholesalers to Makita are in most cases made within 30 to 60 days after sale. During the fiscal year ended March 31, 2006, Makita sold its products, directly or through wholesalers, to approximately 30,000 retail outlets, and no single retailer accounted for more than 2% of Makita’s domestic sales. During the year, Makita’s three largest wholesalers accounted, in the aggregate, for approximately 35% of Makita’s domestic net sales.
Repairs, including free repair service and after-sale services are carried out by Makita’s sales offices.
To strengthen its business in Pneumatic Tools, Makita purchased the nailer business of Kanematsu NNK Corp in January 2006
Overseas
In the fiscal year ended March 31, 2006, 82% of Makita’s net sales were made outside of Japan.
Overseas sales, distribution, and service are carried out through a network of 36 sales subsidiaries and 113 branch offices or service centers located in the United States, Canada, Brazil, Mexico, Argentina, Chile, Australia, New Zealand, Singapore, Taiwan, China, Korea, the United Kingdom, France, The Netherlands, Belgium, Italy, Greece, Germany, Denmark, Austria, Poland, the Czech Republic, Hungary, Spain,

the United Arab Emirates, Romania, Switzerland, Finland, Russia, Ukraine and Slovakia. In addition, the Company exports directly, as well as through trading companies, to various countries throughout the world. Makita products are sold principally under the “Makita” brand name and the remaining products are sold under the “Dolmar” and “Maktec” brand names.
Makita offers warranties to overseas customers. After-sale services and repairs overseas are provided by local sales subsidiaries, service depots designated by Makita, or by service stores designated by the applicable local importers. As of March 31, 2006, Makita has over 100 service depots outside of Japan. As of the fiscal year ended March 31, 2006, 26 of these service depots were located in the United States and 21 of these service depots were located in China. The labor costs of service and repairs to products under warranty for overseas customers are borne by Makita and the local service agents, and parts are provided by Makita.
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
Raw Materials and Sources of Supply
Makita purchases raw materials and parts to manufacture its products. The principal raw materials and parts purchased by Makita include plastics, pressed steel plates, aluminum castings, copper wires, switches, gears, blades, batteries, and bearings. The Company procures most of its raw materials from multiple sources, although most components are obtained from single suppliers. The procurement cost of aluminum, copper, and certain other raw materials is affected by fluctuations in commodity markets, and these material prices were appreciated during fiscal 2006.
Makita’s purchases of raw materials and parts in the fiscal year ended March 31, 2006, amounted to ¥ 108,057 million. Raw materials and parts are purchased from approximately 250 suppliers in Japan and a number of local suppliers in each country in which Makita performs manufacturing operations, with the largest single source accounting for approximately 5% of Makita’s total purchases of raw materials and parts.
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
Intellectual Property Rights
As of March 31, 2006, Makita owned 391 patents and 52 utility model registrations in Japan and 311 patents outside Japan. A utility model registration is a right granted under Japanese law to inventions having a practical utility in terms of form, composition or assembly, but embodying less originality than that required for patents. As of March 31, 2006, Makita had made 536 applications for additional patents and utility model registrations in Japan as well as 252 patent applications outside Japan. While Makita considers all of its intellectual property to be important, it does not consider any one or group of patents, trademarks or utility model registrations to be so significant that their expiration or termination would materially affect Makita’s business.

C. Organizational structure
As of March 31, 2006, the Makita Group consisted of 45 consolidated subsidiaries. Makita Corporation (“the Company”) is the parent company of the Makita Group. The Company heads the development of products. Domestic sales are made by the Company and overseas sales are made almost entirely through sales subsidiaries and wholesalers. The following is a list of significant subsidiaries of the Makita Group.

		Proportion of
	Country of	Ownership and
Company Name	Incorporation	Voting Interest
Makita U.S.A., Inc.	U.S.A	100.0%
Makita Corporation of America	U.S.A	100.0
Makita Canada Inc.	Canada	100.0
Makita Mexico, S.A. de C.V.	Mexico	100.0
Makita do Brasil Ferramentas Eletricas Ltda.	Brazil	99.9
Makita Herramientas Electricas de Argentina S.A.	Argentine	100.0
Makita Chile Ltda.	Chile	100.0
Makita (Australia) Pty. Ltd.	Australia	100.0
Makita (New Zealand) Ltd.	New Zealand	100.0
Makita International Europe Ltd.	U.K.	100.0
Makita (U.K.) Ltd.	U.K.	100.0
Makita Manufacturing Europe Ltd.	U.K.	100.0
Makita France S.A.	France	55.0
Makita Benelux B.V.	The Netherlands	100.0
Euro Makita Corporation B.V.	The Netherlands	100.0
S.A. Makita N.V.	Belgium	100.0
Makita S.p.A.	Italy	100.0
Makita Werkzeug GmbH	Germany	100.0
Dolmar GmbH	Germany	100.0
Makita Werkzeug Gesellschaft m.b.H.	Austria	100.0
Makita Sp. z o. o.	Poland	100.0
Makita SA	Switzerland	100.0
Makita, S.A.	Spain	100.0
Makita Gulf FZE	U.A.E.	100.0
Makita Oy	Finland	100.0
Makita Singapore Pte. Ltd.	Singapore	100.0
Makita (Taiwan) Ltd.	Taiwan	100.0
Makita Power Tools (HK) Ltd.	China	100.0
Makita (China) Co., Ltd.	China	100.0
Makita (Kunshan) Co., Ltd.	China	100.0
Makita Korea Co., Ltd.	Korea	100.0
Makita Ichinomiya Corporation and 13 other subsidiaries	Japan and other countries	100.0

D. Property, plant and equipment
The following table sets forth information relating to Makita’s principal production facilities as of March 31, 2006.

	Floor space
Location	(Square meters)	Principal products manufactured
In Japan;
Makita Corporation
Okazaki Plants	71,804	Portable woodworking tools and portable general purpose tools
Makita Ichinomiya Corporation	5,325	Stationary woodworking machines
Overseas;
Makita Corporation of America	24,053	Portable woodworking tools and portable general purpose tools
Makita (China) Co., Ltd.	33,100	Portable woodworking tools and portable general purpose tools
Makita (Kunshan) Co., Ltd.	6,401	Portable woodworking tools and portable general purpose tools
Makita Manufacturing Europe Ltd.	11,520	Portable woodworking tools and portable general purpose tools
Dolmar GmbH	17,747	Engine powered equipment

In addition, the Company owns an aggregate of 213,286 square meters of floor space occupied by the head office, warehouse facilities, a training center, dormitories and sales offices.
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
Makita considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. Makita adjusts production capacity based on its assessment of markets demands and prospects for demands, according to market conditions and Makita’s business objectives, by opening, closing, expanding or downsizing manufacturing facilities or by increasing or decreasing output from the facilities accordingly. Makita, therefore, believes that it is difficult and would require unreasonable effort to determine the exact productive capacity and the extent of utilization of each of its manufacturing facilities with a reasonable degree of accuracy. Makita, however, believes that its manufacturing facilities are currently operating at a normal capacity of production facility.
Makita believes that there are no material environmental issues that may affect Makita’s current use of its assets.
Item 4A. Unresolved Staff Comments
None

Item 5. Operating and Financial Review and Prospects
A. Operating results
The following table sets forth a summary of our results of operations for each of the years ended March 31, 2004, 2005 and 2006.

	(Millions of yen, except for percentage amounts)						U.S. Dollars (thousands)
	2004		2005		2006		2006
								Change
		%		%		%		%
NET SALES	¥184,117	100.0	¥194,737	100.0	¥229,075	100.0	$1,957,906	17.6
Cost of sales	110,322	59.9	113,323	58.2	132,897	58.0	1,135,872	17.3

GROSS PROFIT	73,795	40.1	81,414	41.8	96,178	42.0	822,034	18.1
Selling, general and administrative expenses	53,698	29.2	52,646	27.1	58,726	25.6	501,931	11.5
Losses (Gains) on disposals or sales of property, plant and equipment	(2,379)	(1.3)	1,234	0.6	(8,326)	(3.6)	(71,162)	–
Impairment of long-lived assets	7,780	4.2	577	0.3	–	–	–	–
Transfer to the government of the substitutional portion of pension plan	–	–	(4,441)	(2.3)	–	–	–	–

OPERATING INCOME	14,696	8.0	31,398	16.1	45,778	20.0	391,265	45.8
OTHER INCOME (EXPENSES)
Interest and dividend income	869	0.5	1,157	0.6	1,301	0.6	11,120	12.4
Interest expense	(605)	(0.3)	(588)	(0.3)	(364)	(0.2)	(3,111)	(38.1)
Exchange gains (losses) on foreign currency transactions, net	(202)	(0.1)	37	0.0	(258)	(0.1)	(2,205)	–
Realized gains on securities, net	555	0.3	453	0.2	2,918	1.3	24,940	544.2
Other, net	857	0.4	161	0.1	(232)	(0.1)	(1,983)	–

Total	1,474	0.8	1,220	0.6	3,365	1.5	28,761	175.8

INCOME BEFORE INCOME TAXES	16,170	8.8	32,618	16.7	49,143	21.5	420,026	50.7
PROVISION FOR INCOME TAXES	8,479	4.6	10,482	5.3	8,732	3.8	74,633	(16.7)

NET INCOME	7,691	4.2	22,136	11.4	40,411	17.6	345,393	82.6

General Overview
In fiscal 2006, the U.S. economy showed a gradual expansion as personal consumption and capital investment remained firm. In Europe, personal consumption did not see a full-fledged recovery, but indications of a gradual recovery were evident as exports held firm and the Eastern European and Russian economies stabilized and expanded. In Asia, growth rates slowed in some areas, but the region’s overall economic growth remained high, especially in China where exports were strong. The Japanese economy experienced gradual recovery as capital investment increased along with the recovery in corporate profitability, and there was also an improvement in personal consumption and employment.
The principal business of Makita is the manufacture and sale of power tools and stationary woodworking machines. Principal products include circular saws, jigsaws, planers, drills, rotary hammers, grinders and slide compound saws. Makita has ten manufacturing centers, three located in Japan, two in China and one each in the United States, Canada, Brazil, the United Kingdom, and Germany.
In fiscal 2006, Makita worked diligently to develop high-value-added products that precisely reflect the needs of users. By combining lithium ion batteries with the Company’s proprietary optimum charging system, Makita created a series of rechargeable products featuring small size and high output, and released new products such as rotary hammers featuring newly developed low-vibration designs.

On a consolidated basis, our net sales in fiscal 2006 amounted to ¥229,075 million, up 17.6% from the previous fiscal year. This was the first time sales exceeded ¥200 billion. In fiscal 2006, the company recorded a gain of ¥8,479 million from the sale of the golf course, and a gain of ¥5,238 million from the decrease in valuation allowance on a deferred income tax assets. Accordingly, year-on-year operating income climbed 45.8%, to ¥45,778 million and net income amounted to ¥40,411 million, 82.6% higher than the previous fiscal year.
Fiscal Year (FY) 2006 compared to FY2005
Net sales
Makita’s consolidated net sales for the fiscal year ended March 31, 2006 (“FY 2006”) amounted to ¥229,075 million, an increase of 17.6%, or ¥ 34,338 million, from the fiscal year ended March 31, 2005 (“FY 2005”). In FY 2006, the average yen-dollar exchange rate was ¥113.3 for $1.00, representing a 5.4% depreciation of the yen compared with the average level in FY 2005. The average level of the yen-euro exchange rate in FY 2006 was ¥137.8 for 1.00 euro, representing a 2.0% depreciation of the yen compared with the average level in FY 2005. Excluding the effect of currency fluctuations, consolidated net sales would have increased by 13.4% in FY 2006.
While Makita’s consolidated net sales increased by 17.6% in FY2006, the overall number of units of products sold also increased in FY 2006. Excluding the effect of the decrease in prices of products and the currency fluctuations, Makita’s consolidated net sales would have increased by 14.0%, or by ¥ 27,276 million. The significant increase in the quantity of goods sold in FY 2006 primarily reflected strong sales of Makita’s portable general purpose tools, such as grinders, rotary hammers and hammer drills. In Europe, competitiveness has improved due to the strength of euro against the yen. Further, demand for the rotary hammer in Europe has been strong. In North America, the sales has increased in part due to the introduction of lithium ion battery products, which were introduced as a major sales item to major hardware retailers during the Christmas sales season.
The average price of Makita’s products declined in FY 2006, and excluding the effect of the increase in the number of units sold, the drop of prices would have decreased Makita’s net sales by 1.9%, or by ¥ 3,704 million. The reduction in prices was caused by Makita’s sales strategy.
Sales of new products comprised 15.9% of consolidated net sales of Makita in FY 2006, or ¥ 36,378 million. Among others, a new series of rechargeable products combining lithium ion batteries with the Company’s proprietary optimum charging system and new products such as rotary hammers featuring newly developed low-vibration designs, were introduced during FY 2006 and contributed to the increase in Makita’s net sales in FY 2006. In North America in particular, the line of tools with rechargeable lithium battery was popular at major hardware retailers. The distinctive designs as well as the ability to develop new products quickly to match the changing needs of the market contributed to the popularity of these products. In Japan, due to the increasing demand for renovation-related products in the market, among the line of tools with rechargeable lithium ion battery, the sales of impact drivers and circular saws have been strong.
In terms of product type, there was an increase in the sales of portable general purpose tools by 21.3% or ¥22,479 million, portable woodworking machines by 9.8% or ¥3,383 million, stationary woodworking machines by 27.7% or ¥436 million, other products by 22.7% or ¥4,933 million and income from parts, repairs and accessories by 10.0% or ¥ 3,107 million, respectively. In particular, sales of cordless impact drivers, circular saws and rotary hammers increased.
Sales by region
The increase in consolidated net sales in FY 2006 can be attributed to an increase in sales in Japan by 5.6%, or ¥2,221 million, to ¥41,600 million, an increase in sales in North America, by 23.9%, or ¥9,183 million, to ¥47,673 million, an increase in sales in Europe by 20.3%, or ¥15,241 million, to ¥90,504 million and, to a lesser extent, increased sales in Asia (excluding Japan) by 4.0%, or ¥652 million, to ¥16,993 million and an increase in sales in other regions including Australia, Latin America and Middle East by 27.9% or ¥7,041 million, to ¥32,305 million.
The increased sales in Japan in FY 2006 primarily reflected the increased number of units sold with respect to its portable general purpose tools such as lithium ion battery based impact drivers and circular saws, partially offset by the decline in the number of units sold in stationary woodworking machines. In addition, the automatic nailer business acquired from Kanematsu-NNK Corp. contributed to the increased sales in Japan.
The increased sales in North America in FY 2006 primarily reflected strong sales of lithium ion battery based products to major home centers in North America. Excluding the effect of fluctuations of the local currencies, net sales in North America would have increased by 16.4%, or ¥6,325 million in FY 2006, compared with FY 2005.
The increased sales in Europe in FY 2006 primarily reflected the appreciation of the euro against the yen. Net sales in yen terms increased in Russia and Eastern Europe by 34.6%, in the United Kingdom by 10.4%, in Germany by 18.4% and in France by 24.0% compared to FY 2005. Among others, Makita’s products such as drills and rotary hammers were particularly popular in countries such as Germany and the United Kingdom, partly reflecting the lower sales price resulting from the strength of the euro. Drills and rotary hammers increased by 17.5% and 22.8% respectively. In addition, the introduction of new products, particularly drills and rotary hammers contributed to the increase of sales in Europe. Excluding the effect of fluctuations of the local currencies, net sales in Europe would have increased by 17.2%, or ¥12,920 million in FY 2006.
The increased sales in Asia (excluding Japan) in FY 2006 primarily reflected the increased sales in China and Taiwan, particularly with respect to portable general purpose tools, such as grinders and hammer drills. Net sales in yen terms increased in China by 18.8% over amounts recorded in FY 2005. The establishment of six branch stores and 15 direct sales service centers in China greatly improved the after-sales service and was a factor, contributing to the increase of sales in China. Excluding the effect of fluctuations of the local currencies, net sales in Asia excluding Japan would have increased by 0.6%, or ¥98 million in FY 2006.
The increased sales in other regions including Australia, Latin America and the Middle East in FY 2006 were primarily due to an increased number of units sold in Other regions, particularly with respect to portable general purpose tools such as grinders, impact drivers and rotary hammers sold. In FY 2006 Makita saw success in its sales efforts to new markets in the Middle East and Africa. The introduction of new products also contributed to the increase of sales in Other regions, in particular rotary hammers. The increased number of products sold in other regions was partially offset by the decreased price per product resulting from the reduced cost of production, especially in grinders. Overall, net sales of grinders increased by 33.0% from FY 2005. Excluding the effect of fluctuations of the local currencies, other net sales would have increased by 17.7%, or ¥4,471 million in FY 2006.
Review of Performance by Product Group
Portable General Purpose Tools
The Portable General Purpose Tools group offers a wide range of dependable cordless drills, hammer drills, rotary hammers, demolition hammers, grinders, sanders, screwdrivers, impact wrenches, shears, nibblers, and cutters. This group generates the largest portion of Makita’s consolidated net sales. In FY 2006, sales of portable general purpose tools grew 21.3%, to ¥128,215 million, accounting for 56.0% of consolidated net sales. In Japan, sales of portable general purpose tools increased 12.4%, to ¥15,880 million, accounting for 38.2% of total domestic sales. Overseas sales of portable general purpose tools increased 22.6%, to ¥112,335 million, or 59.9% of total overseas sales.
Portable Woodworking Tools
Principal products in Makita’s Portable Woodworking Tools group include circular saws, jigsaws, recipro saws, planers, routers, trimmers, and pneumatic nailers. In FY 2006, Makita recorded a 9.8% increase in sales of Portable Woodworking Tools, to ¥37,890 million, or 16.5% of consolidated net sales. Domestic sales of portable woodworking tools increased 2.0%, to ¥6,879 million, accounting for 16.5% of total domestic sales. Makita recorded an 11.7% increase in overseas sales of portable woodworking tools, to ¥31,011 million, which accounted for 16.5% of total overseas sales in FY 2006.
Stationary Woodworking Machines
Makita’s extensive lineup of Stationary Woodworking Machines encompasses table saws, planer-jointers, and band saws. Sales of Stationary Woodworking Machines in FY 2006 increased 27.7%, to ¥2,009 million, accounting for 0.9% of consolidated net sales. Domestic sales of Stationary Woodworking Machines dropped 5.6%, to ¥805 million, accounting for 1.9% of total domestic sales. Overseas sales of Stationary Woodworking Machines were ¥1,204 million, a 67.2% increase from the previous fiscal year, accounting for 0.6% of Makita’s total overseas sales.
Other Products
Makita’s Other Products category includes industrial-use dust collectors and generators as well as various products for garden and home use, including chain saws, brush cutters, grass cutters, hedge trimmers, blowers, and cordless cleaners. In FY 2006, sales of Other Products grew 22.7%, to ¥26,696 million, accounting for 11.7% of net sales. In Japan, Makita recorded a 1.3% fall in sales of Other Products, to ¥8,365 million, accounting for 20.2% of total domestic sales. Overseas sales of other products increased 37.9%, to ¥18,331 million, accounting for 9.9% of total overseas sales.
Parts, Repairs and Accessories
Makita’s after-sales services include the sale of parts and accessories and repairs. In FY 2006, parts, repairs, and accessories sales edged up 10.0%, to ¥34,265 million, accounting for 14.9% of consolidated net sales. Domestic sales of parts, repairs, and accessories increased 5.3% to ¥9,671 million accounted for 23.2% of total domestic sales. Overseas sales of parts, repairs, and accessories advanced 11.9%, to ¥24,594 million, accounting for 13.1% of total overseas sales.

Cost of Sales
Cost of sales increased 17.3% (¥19,574 million) from FY2005 to ¥132,897 million. In terms of overseas sales, despite the rise in materials costs, the sales cost ratio improved slightly from 58.2% in FY2005 to 58.0% as a result of sales increase after yen conversion, reflecting the declining yen against the euro and the U.S. dollar.
Gross Profit
Gross profit on sales increased 18.1% (¥14,764 million) to ¥96,178 million. Gross profit margin improved 0.2 points from 41.8% in FY2005 to 42.0%, due to the weak yen and sales of high value-added products.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for FY2006 increased 11.5% (¥6,080 million) from FY2005 to ¥58,726 million. The main causes were increased personnel costs due to an increase in the number of employees, a rise in shipping costs due to increased sales and the sharp increase in the price of crude oil, and increased advertising costs due to a sponsorship contract in North America. Further, the decline of yen caused the yen conversion rate of selling expenses and administrative expenses of overseas subsidiaries to rise. Selling, general and administrative expenses excluding the effects of the low yen rose 9.7%.
On the other hand, the ratio of selling, general and administrative expenses to sales fell 1.5 points from 27.1% to 25.6%, due to increased sales.
Losses (Gains) on disposal or sales of property, plant and equipment
In FY 2004, Joyama Kaihatsu Ltd., our subsidiary that owned a golf course, wrote down the value of the golf course to its fair value, thereby recording ¥5,996 million in impairment losses. On April 11, 2005, the Nagoya District Court approved the civil rehabilitation plan for Joyama Kaihatsu Ltd. and such plan was affirmed on May 7, 2005. On May 31, 2005, Makita transferred its ownership interest in Joyama Kaihatsu Ltd., including the golf course property, to a third party. As a result, in FY2006, a gain of ¥8,479 million from the sale of the golf course was recognized, which included the release from its obligation for club membership of ¥ 6,461 million. In addition, the Company and certain subsidiaries recognized losses on disposal or sales of property, plant and equipment of ¥153 million. Accordingly, Makita recognized net gains on disposal or sales of property, plant and equipment of ¥8,326.
Operating Income
As a result of the above, operating income for FY2006 increased 45.8% to ¥45,778 million. Operating income margin improved 3.9 points, from 16.1% in FY2005 to 20.0% in FY2006.
Other Income (Expenses)
In FY2006, Other income was ¥3,365 million, a 175.8% increase from FY2005.
The reasons for the increase were as follows:
(1) Realized gains on securities increased ¥2,465 million to ¥2,918 million. As on October 1, 2005, UFJ Holdings Co., Ltd., and Mitsubishi Tokyo Financial Group Co., Ltd., merged. The shares of UFJ Holdings that the Company owned were exchanged for shares of the newly merged entity, Mitsubishi UFJ Financial Group Co., Ltd. As a result of this share exchange, the Company realized a gain on securities, net in the amount of ¥2,528 million.
(2) Interest expenses decreased by ¥224 million to ¥364 million. Interest expenses was reduced by ¥195 million due to the redemption of the Company’s 1.5% annual interest yen-based convertible bonds in the amount of ¥12,992 million in March 2005.
(3) Interest and dividend income increased by ¥144 million to ¥1,301 million. The main factor in the increase in interest and dividends income in FY2006 was the increase of dividends from certain investments in trusts due to the recovery in Japanese stock market.
(4) The amount of foreign exchange gains and losses fell by ¥295 million, from a gain of ¥37 million in FY2005 to a loss of ¥258 million in FY2006 due to exchange losses in China caused by the devaluation of yuan against the U.S. dollar.
Income before income taxes
Income before income taxes for FY2006 increased by 50.7% (¥16,525 million) as compared with the previous fiscal year to ¥49,143 million, while the ratio of income before income taxes to sales for current year increased from 16.7% in FY2005 to 21.5% in FY2006, an increase of 4.8%.
Provision for income taxes
Provision for income taxes for FY2006 was reduced by 16.7% as compared with the previous year primarily due to the realization of a tax benefit on impairment losses related to our golf course business.

In 2006, following the completion of the civil rehabilitation proceedings and the sale of the golf course business, previously unrecognized deferred tax asset were realized in connection with the gain on sale of golf course business and the related valuation allowance of ¥ 5,782 million was reversed. Makita also provided valuation allowance of ¥ 402 million for deferred tax assets that existed at the beginning of the year because it was determined that such assets were more likely than not to be realized in future years. As a consequence, the net change in the total valuation allowance for the year ended March 31, 2006 was a decrease of ¥5,238 million, resulting in a reduction of income tax expense. This decrease in valuation allowance as well as a decrease due to the tax sparing and other miscellaneous adjustments had affect of decreasing Makita’s effective tax rate by 22.5% to the effective rate of 17.8% from the statutory tax rate of 40.3% for the year ended March 31, 2006.
Net income
As a result of a gain of ¥8,479 million from the sale of the golf course, which included the gain of release from its obligation for club membership of ¥ 6,461 million and other factors, net income for FY2006 rose by ¥18,275 million to ¥40,411 million, which is an 82.6% increase from the previous fiscal year.
Earnings per share
Basic earnings per share of common stock amounted to ¥281.1, compared with ¥153.9 in FY 2005. Diluted earnings per share amounted to ¥281.1, compared with ¥148.8 in FY 2005.
Regional Segments
Segment information described below is determined by the location of the Company and its relevant subsidiaries.
Japan Segment
In FY 2006, sales in the Japan segment grew 13.0%, to ¥111,614 million. Sales to external customers increased 5.6% to ¥53,788 million, which accounted for 23.5% of consolidated net sales. The increase reflects a 5.6% rise in sales in the domestic market as well as a 5.3% increase in export sales mainly to Middle East and Africa. Even though segment operation expenses increased by 5.6%, to ¥87,468 million, operating income climbed approximately 1.5 times, to ¥24,146 million in FY 2006. This was attributable to the ¥8,479 million gain on the sale of the golf course business in addition to strong sales of various new products with lithium ion batteries.
North America Segment
In FY 2006, sales in the North America segment climbed 24.0%, to ¥52,300 million. Sales to external customers increased 24.3% to ¥47,979 million, which accounted for 20.9% of consolidated net sales. This increase in sales to external customers was mainly due to better sales of lithium ion battery based products at major home centers in North America. As a result, operating income for FY2006 increased by 15.7%, to ¥1,863 million.
Europe Segment
In FY 2006, sales in the Europe segment grew 19.5% to ¥97,555 million. Sales to external customers increased 20.3%, to ¥91,249 million, which accounted for 39.8% of consolidated net sales. This increase is mainly due to strong sales of the rotary hammer, and the stable and steady economic growth in Eastern Europe and Russia. Segment operating income increased 19.0%, to ¥12,050 million.
Asia Segment
In FY 2006, sales in the Asia segment increased 24.4% to ¥52,624 million. The increase in sales in this segment is primarily due to higher sales from two factories in China to North America and Europe, where sales were favorable. Sales to external customers increased 17.2%, to ¥8,645 million, which accounted for 3.8% of consolidated net sales. This increase is primarily due to a increase in sales in Taiwan. Segment operating income grew 31.2%, to ¥6,462 million in FY 2006.
Other Segment
In FY 2006, sales in the Other segment increased 24.9% to ¥27,595 million. Sales to external customers increased by 25.0%, to ¥27,414 million, which accounted for 12.0% of consolidated net sales. Sales increase in this segment is primarily due to an increase in sales in Central and South American countries and Middle East. Segment operating income grew to approximately 2.7 times FY 2005’s to ¥2,547 million, in FY 2006. This increase is primarily due to a turnaround in Oceania result from cost reductions.

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
Sales of new products comprised 10.8% of consolidated net sales of Makita in FY 2005, or ¥21,119 million. Among others, new models of drills, hammer drills and circular saws were introduced during FY 2005 in most of Makita’s markets world-wide and contributed significantly to the increase of Makita’s net sales in FY 2005. In particular, in overseas markets, especially in Europe, Makita’s new products such as its new line-up cordless driver drill #6270 series proved very popular, in part because of the features and design and in part because of lower product prices reflecting the lower cost of production. In Japan, Makita’s new cordless impact drivers and new circular saws sold well, responding to the increasing demand for renovation-related products in the market.
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
Portable Woodworking Tools
Principal products in Makita’s portable woodworking tools group include circular saws, jigsaws, recipro saws, planers, routers, trimmers, and pneumatic nailers. In FY 2005, Makita recorded a 0.2% increase in sales of portable woodworking tools, to ¥34,507 million, or 17.7% of consolidated net sales. Domestic sales of portable woodworking tools decreased 4.8%, to ¥6,744 million, accounting for 17.1% of total domestic sales. Makita recorded a 1.5% increase in overseas sales of portable woodworking tools, to ¥27,763 million, which accounted for 17.9% of total overseas sales in FY 2005.
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
Selling, general and administrative expenses
Selling, general and administrative expenses dropped 2.0%, or ¥1,052 million, to ¥52,646 million, in FY 2005, principally as a result of a decrease in pension cost due to an amendment and the transfer to the government of the substitutional portion of domestic pension plan, and depreciation expenses. In addition, the ratio of SG&A expenses to net sales decreased 2.1 percentage point, from 29.2% to 27.1%, principally as a result of reduced personnel expenses due to restructuring in the U.S.A. with the aim to reduce personnel expenses and depreciation expenses to net sales.
Losses (Gains) on disposal or sales of property, plant and equipment
In FY2005, there was a loss of ¥1,234 million, versus a gain of ¥2,379 million in FY2004. In FY2004, the Company sold a portion of land and structures at its head office premises in Anjo, Aichi Prefecture in Japan. This gain is recorded in the Japan segment. In FY2005, Makita’s factories disposed of or sold some equipment, and the Company sold a portion of land in Sapporo, Hokkaido in Japan. These dispositions and sales were recorded as a loss in the Japan segment. Most of the dispositions and sales resulting in the loss were in connection with Makita’s ordinary course of business.
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
As a result of the transfer, the Company recognized a subsidy from the Japanese government equal to the difference between the fair value of the obligation deemed “settled” with the Japanese government and the assets required to be transferred to the government in the amount of ¥9,128 million in FY2005. In addition, the Company recognized a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total employee’s pension fund obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to ¥ 4,687 million. The resulting net gain of ¥4,441 million was recorded as a “transfer to the government of the substitutional portion of pension plan” in the accompanying consolidated income statement in FY 2005.
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
The effective income tax rate was 32.1%, compared with the statutory income tax rate of 40.3%. The difference between these rates was mainly attributed to the effect of tax treaties, through which Japanese corporations can claim a tax credit against Japanese income taxes on income earned in certain countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction was provided. The Company applied such “tax sparing” mainly to China with the indicated tax reduction effect.

Net income
As a result of the foregoing, net income for FY 2005 increased 187.8% or ¥14,445 million, to ¥22,136 million.
Earnings per share
Basic earnings per share of common stock amounted to ¥153.9, compared with ¥53.2 in FY 2004. Diluted earnings per share amounted to ¥148.8, compared with ¥51.9 in FY 2004.
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
CRITICAL ACCOUNTING POLICIES
As disclosed in Note 3 of the Notes to the accompanying consolidated financial statements, the preparation of Makita’s consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions were determined by management’s judgment based on currently known facts, situations and plans for future activities, which may change in the future. Certain accounting estimates are particularly sensitive because of their significance to the consolidated financial statements and accompanying notes and due to the possibility that future events affecting the estimates may differ significantly from management’s current judgments. Accordingly, any change in the facts, situations, future plans or other factors on which management bases its estimates may result in a significant difference between earlier estimates and the actual results achieved. Makita believes that the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements and accompanying notes.

Revenue Recognition
Makita believes that revenue recognition is critical for its financial statements because net income is directly affected by the estimation of sales incentives. In recognizing its sales incentives, Makita is required to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made. Makita principally generates revenue through the sale of power tool products. Makita’s general revenue recognition policy follows the provisions of Staff Accounting Bulletin No. 104 (“SAB 104”). In accordance with SAB 104 and as disclosed in the consolidated financial statements, Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. Makita believes the foregoing conditions are satisfied upon the shipment or delivery of Makita’s product.
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
If expected sales levels are not achieved or achieved in levels higher than anticipated resulting in a greater magnitude of incentive, the result could have a material impact on Makita’s financial statements.
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
The following table shows the changes in accruals for volume-based rebates, cooperative advertising and cash discounts for the years ended March 31, 2004, 2005 and 2006:

	Yen			U.S. Dollars
	(millions)			(thousand)
	For the year ended March 31,
	2004	2005	2006	2006
Volume-based rebates:
Actual payment for the year	(3,607)	(3,836)	(5,104)	(43,624)
Income statement impact for the year	3,903	4,333	5,726	48,940
Accrued expenses (BS) as of March 31,	1,605	2,102	2,724	23,282
Cooperative advertisings:
Actual payment for the year	(2,076)	(1,900)	(2,127)	(18,179)
Income statement impact for the year	2,147	1,812	2,196	18,769
Accrued expenses (BS) as of March 31,	596	508	577	4,932
Cash discounts:
Actual payment for the year	(3,503)	(3,682)	(4,311)	(36,846)
Income statement impact for the year	3,661	3,684	4,371	37,359
Accrued expenses (BS) as of March 31,	429	431	491	4,197
Inventory valuation and reserve
Inventories are valued at the lower of cost or market price, with cost determined based on the average cost method. The valuation of inventory requires Makita to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires Makita to estimate the future demand for products taking into consideration such factors as macro and micro economic conditions, competitive pressures, technological obsolescence, changes in consumer buying habits and others. The estimates of future demand that Makita uses in the valuation of inventory are the basis for revenue forecasts, which are also consistent with short-term manufacturing plans. If demand forecast for specific products is greater than actual demand and Makita fails to reduce manufacturing output accordingly, Makita could be required to write down additional on-hand inventory, which would have a negative impact on gross profit and, consequently, a potential material adverse impact on net income.

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
Unrealized Losses on Securities
Makita holds marketable securities and investment securities, which are accounted for in accordance with SFAS No. 115. Makita believes that impairment on securities is critical because it holds significant amounts of securities and any resulting impairment loss could have a material adverse impact on net income. Makita utilizes significant judgment based on subjective as well as objective factors in determining when an investment is other-than-temporarily impaired. Makita regularly reviews available-for sale securities and held-to-maturity securities for possible impairment based on criteria that include, but are not limited to, the extent to which cost exceeds market value, the duration of a market decline, our intent and ability to hold to recovery and the financial health, specific prospects and creditworthiness of the issuer. Makita performs comprehensive market research and analysis and monitors market conditions to identify potential impairment losses.
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
Makita periodically performs an impairment review for long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is based upon Makita’s projections of expected undiscounted future cash flows. Estimates of the future cash flows are based on the historical trends adjusted to reflect the best estimate of future operating conditions. Makita believes that its estimates are reasonable. However, different assumptions regarding such cash flows could materially affect Makita’s evaluations. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired due to factors such as a significant decline in market value of an asset, current period operating or cash flow losses and significant changes in the manner of the use of an asset, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.
Fair value is determined based on recent transactions involving sales of similar assets or on appraisals prepared internally or externally, or by discounting future expected cash flows, or by using other valuation techniques. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or a shorter expected future period to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and in turn affect Makita’s consolidated results of operations and financial condition.
Accrued Retirement and Termination Benefits
Makita believes that pension accounting is critical for its financial statements because assumptions used to estimate pension benefit obligations and pension expenses can have a significant effect on its operating results and financial condition. Accrued retirement and termination benefits are determined based on consideration of the levels of retirement and termination liabilities and plan assets at the end of a given fiscal year. The levels of projected benefit obligations and net periodic benefit cost are calculated based on various annuity actuarial calculation assumptions. Principal assumptions include discount rates, assumed rates of increase in future compensation levels, mortality rates and some other assumed rates. Discount rates employed by Makita are reflective of rates available on long-term, high quality fixed-income debt instruments. Discount rates are determined annually on the measurement date.

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
Accordingly, these assumptions are evaluated annually and retirement and termination liabilities are recalculated at the end of each fiscal year based on the latest assumptions. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over the future periods and therefore, generally affect Makita’s results of operations in such future periods.
Makita has a contributory retirement plan in Japan, which covers substantially all of the employees of the Company. The discount rate assumed to determine the pension obligation for the pension plan was 2.2% for the year ended March 31, 2006.
As of March 31, 2006, Makita allocated 54.6%, and 30.8% of plan assets to equity securities and debt securities. The value of these plan assets are influenced by fluctuations in world securities market. Significant depreciation or appreciation will have an impact on future expenses.
The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Makita’s pension plans as of March 31, 2006.

	Change in	Change in
Change in assumption	projected benefit	pre-tax pension
	obligation	expenses
Yen (millions)

50 basis point increase / decrease in discount rate	-2,300 / +2,600	-7 / +6
50 basis point increase / decrease in expected return on assets	—	-140/+140

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
Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our gross deferred income tax assets. We have recorded a valuation allowance of ¥2,973 million as of March 31, 2006 due to uncertainties about our ability to utilize certain deferred income tax assets mainly for net operating loss carry forwards before they expire. For the balance of deferred income taxes, although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred income tax assets, less the valuation allowance, will be realized. The amount of such net deferred income tax assets that are considered realizable, however, could change in the near term and any such change may have a material effect on Makita’s consolidated results of operations and financial position if estimates of future taxable income are different.
New Accounting Standards
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new statement requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43.

Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for the year ended March 31, 2007. Makita does not expect the adoption of SFAS No. 151 will have a material impact on its consolidated results of operations and financial condition.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29.” SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Non-monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2006. Makita does not expect the adoption of SFAS No. 153 will have a material impact on its consolidated results of operations and financial condition.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3,“Reporting Accounting Changes in Interim Financial Statements,” and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
In June 2005, the FASB issued FASB Staff Position (FSP) FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”). FSP 143-1 provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”), adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive’s adoption into law by the applicable EU member countries. Makita does not expect the adoption of FSP 143-1 will have a material impact on its consolidated results of operations and financial condition.
In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. Makita does not expect the adoption of FSP 115-1 will have a material impact on its consolidated results of operations and financial condition.
B. Liquidity and capital resources
Makita’s principal sources of liquidity are cash on hand, cash provided by operating activities and borrowings within credit lines. As of March 31, 2006, Makita held cash and cash equivalents amounting to ¥39,054 million and the Company’s subsidiaries have credit lines up to ¥23,846 million. As of March 31, 2006, ¥1,638 million of its credit lines was used and ¥22,208 million was unused. As of March 31, 2006, Makita had ¥1,728 million in short-term borrowing, which included bank borrowings and capital lease obligations. For further information regarding our short-term borrowings, including the average interest rates see Note 11 to our accompanying consolidated financial statements.
As of March 31, 2006, Makita’s total short-term borrowings and long-term indebtedness amounted to ¥1,832 million, representing a decrease from the ¥9,148 million reported for the previous fiscal year-end. Makita’s ratio of indebtedness to shareholders’ equity declined by 3.5%, to 0.7%. The reduction in the balance of indebtedness and the decline in the ratio of total indebtedness to shareholders’ equity reflect the efforts of management to improve the efficiency of the usage of Makita’s capital by reducing the level of unused net cash provided by operating activities. As a result of these efforts, Makita repaid long-term indebtedness of ¥6,000 million in FY2006.
Except as disclosed above, Makita expects to continue to incur additional debt from time to time as required to finance working capital needs. Makita has no potentially significant refinancing requirements in fiscal 2006.
Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥39,054 million as of March 31, 2006, together with Makita’s available credit facilities, cash flow from operations and funds available from long-term and short-term debt financing, will be sufficient to satisfy our future working capital needs, capital expenditure, research and development and debt service requirement through fiscal 2006 and thereafter.
Makita requires operating capital mainly to purchase materials required for production, to conduct research and development, to respond to cash flow fluctuations related to changes in inventory levels and to cover the payment cycle of receivables from wholesalers. Makita further requires funds for capital expenditures, mainly to expand production facilities and purchase metal molds. Makita also requires funds for financial expenditures, primarily to pay dividends and to repurchase treasury stock. Maintaining the level of Makita’s production and marketing activities requires capital investments of approximately ¥5 billion to ¥7 billion annually. Please see “– Fiscal Year 2006 – Capital Expenditures” below in this section for a description of our principal capital expenditures for fiscal 2006 and the main planned expenditures for fiscal 2006. At the Regular General Meeting of Shareholders held in June 2006, the Company’s shareholders approved a cash dividend of ¥38 per share. The total cash dividend payments amount to ¥5,461 million, which the Company paid in June 2006.
Makita believes it will continue to be able to access the capital markets on terms and for amounts that will be satisfactory to it and as necessary to support the business and to engage in hedging transactions on commercially acceptable terms.
Makita is rated at “A+” by Standard & Poor’s at March 31, 2006.
Fiscal year 2006
Cash Flows
Cash flow provided by operating activities is primarily composed of cash received from customers, and cash used in operating activities, principally payments by Makita for parts and materials, selling, general and administrative expenses, and income taxes.
For FY2006, cash inflow from cash received from customers increased by 16.3% to ¥224,064 million, as a result of an increase in net sales.
This increase was within the range of the increase in net sales, as there were no significant changes in Makita’s collection rates.
Cash used in operating activities increased by 13.1% to ¥198,997 million. This increase was caused by greater purchases of parts and raw materials, increased production as well as the increase in sales and administrative expenses.
As a result of these factors, net cash provided by operating activities increased 48.8% (¥8,225 million) from ¥16,842 million in FY2005 to ¥25,067 million in FY 2006.
In FY2006, cash outflow for capital expenditure increased ¥4,728 million to ¥11,383 million.
In addition, to strengthen its position in the automatic nailer business as a comprehensive supplier of tools for professional use, Makita acquired the automatic nailer business of Kanematsu-NNK Corp. as of January 1, 2006 for a total of ¥1,853 million. Of the ¥1,853 million purchase price including related costs, the Company paid ¥1,204 million during FY2006 and paid ¥649 million in April 2006.
The purchase of securities totaled ¥21,844 million during the previous fiscal year and ¥21,248 million during FY2006.
To engage in investing and financing activities, Makita increased its cash by ¥40,864 million from sales and maturities of securities in the amount of ¥34,350 million and the cancellation of a time deposit in the amount of ¥6,514 million.
In FY2006, net cash inflow from sales and maturities of securities increased by ¥6,168 million from ¥28,182 million.
As a result, net cash flow resulting from investing activities increased ¥7,501 million from the previous fiscal year’s ¥154 million to ¥7,655 million.
In FY2006, following the confirmation of the civil rehabilitation plan for Joyama Kaihatsu, Ltd., the Company paid ¥150 million towards ¥800 million in long-term indebtedness, and ¥6,375 million towards ¥12,836 million in club members’ deposits. In addition, the Company also repaid ¥6,000 million long-term indebtedness of its subsidiary. Cash used in repayments of long-term indebtedness and club members’ deposits totaled ¥12,525 million. This cash outflow was ¥674 million less than the ¥13,199 million cash used in repayment in FY2005, which included a total of ¥12,990 million for redemption of convertible bonds and ¥209 million for repayment of club members’ deposits. On the other hand, cash used in the payment of dividends increased ¥4,454 million from ¥3,453 million during the previous fiscal year to ¥7,907 million.
As a result, net cash used in financial activities increased ¥3,371 million from ¥16,177 million during previous fiscal year to ¥19,548 million.
As a result of these activities as well as the effect of exchange rate changes, our cash and cash equivalents as of March 31, 2006 amounted to ¥39,054 million, up ¥13,670 million from the end of fiscal 2005.

Capital Expenditures
Makita has continued to allocate sizable amounts of funds for capital expenditures, which it believes is crucial for sustaining long-term growth. In light of the severity of the current market competition, however, Makita has focused its capital investments on expanding its plant in China and purchasing metal molds for new products to be manufactured, which required Makita to increase the amount of its capital expenditures in FY 2006 compared to FY 2005. Total capital expenditures amounted to ¥4,494 million, ¥6,655 million and ¥11,383 million for FY 2004, 2005 and 2006 respectively.
Capital expenditure in FY2006 was mainly for expansion and remodeling to reinforce the earthquake resistance of buildings at the main production factories in Japan, and for the purchase of facilities such as Chinese factories. Capital investments of the Company amounted to approximately ¥6.4 billion, while the capital investments of overseas subsidiaries including manufacturing subsidiaries amounted to approximately ¥5.0 billion. Capital expenditures for Makita’s consolidated subsidiaries consisted primarily of the purchase of metal molds for new products of Dolmar GmbH. and the acquisition of production equipment by Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd. All of Makita’s capital expenditures in FY 2006 were funded through internal sources.
Under its investment plans for FY 2007, the Makita Group is scheduled to make capital investments totaling ¥15.5 billion, 36% higher than for FY 2006. Of this total, the Company plans to make direct investments of ¥9.9 billion and its consolidated subsidiaries will invest ¥5.6 billion.
In continuation from the FY2006, our Company’s main capital investment plan is to expand and renovate buildings to strengthen earthquake resistance in some of the head office buildings and main factories. The main facilities investments by consolidated subsidiaries include new factories in Europe and production facilities for Makita (China) Co., Ltd., and Makita (Kunshan) Co., Ltd. These are all scheduled to be funded with internal capital.
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
Net cash used in financing activities amounted to ¥16,177 million, compared with ¥6,596 million in the previous fiscal year. This included ¥12,990 million used to redeem our outstanding convertible bond and ¥3,453 million used to pay cash dividends. In FY 2005, net cash outflow from financing activities increased by ¥9,581 million to ¥16,177 million mainly due to an increase in redemption of convertible bond and an increase in payment of cash dividends.
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
Financial Position
Total assets at the end of FY 2006 were ¥326,038 million, up 12.5% from the previous fiscal year-end. Total current assets increased 9.6% to ¥227,769 million, owing to such factors as an increase of inventories.
This increase was partially offset by a decrease in marketable securities.
Property, plant and equipment, at cost less accumulated depreciation, increased 12.1%, to ¥59,203 million. Investments and other assets increased 33.8%, to ¥39,066 million. Total current liabilities decreased 21.1%, to ¥45,961 million mainly due to decrease in club member’s deposit and short-term borrowing.
Long-term liabilities increased 11.5%, to ¥11,858 million, mainly due to an increase in deferred income tax liabilities incurred as a result of the increase in unrealized gains on securities we hold. The current ratio was 5.0 times, compared with 3.6 at the previous year-end. Shareholders’ equity increased 21.4%, to ¥266,584 million.
The main reasons for this increase are an increase in retained earning, and accumulated other comprehensive income of ¥5,345 million in FY2006, which compares to accumulated other comprehensive loss of (¥9,249) in FY2005. Fluctuations in the accumulated other comprehensive income (losses) are due to reductions in the minimum pension liabilities adjustment resulting from the increase in actual return on plan assets of defined benefit pension plan adopted by the Company, reductions in foreign currency translation adjustments due to the decline of yen against the US dollar and euro etc., and the increase in the unrealized gains on securities as a result of the appreciation of the market value of the Company’s securities holding.
As a result, the shareholders’ equity ratio rose to 81.8%, from 75.8% at the previous fiscal year-end.
C. Research and development, patents and licenses, etc.
Approximately 500 of Makita’s employees are engaged in research and development activities and product design. Makita also employs approximately 100 trained personnel in production engineering, and has developed a number of the machine tools currently used in its factories. The majority of such personnel are engaged in research and development of mechanical innovations, and the rest are engaged in the research and development of electric, electronic and other applications.
Makita places a high priority on R&D and believes that strong capability in R&D is crucial to its continuing development of high-quality, reliable products that meet users’ needs. In FY 2006, Makita allocated ¥4,826 million to R&D, approximately 2.1% of net sales. In FY 2005, Makita allocated ¥4,446 million for R&D, up 1.6% from the ¥4,377 million allocation in FY 2004. The ratio of R&D expenses to net sales was approximately 2.3% in FY 2004.
Makita is placing higher priority on designing power tools that are smaller and lighter, featuring electronic controls, and that have internal power sources allowing a cordless operation. Additional design priorities include developing units that feature low noise, low vibration, measures to restrain dust emissions and new safety features. Still another priority is to design units that can be recycled to address environmental concerns. In order to respond quickly to customers needs, Makita is also placing an emphasis on shortening the time needed for new product development. To strengthen initiatives that reduce costs, Makita focused development activities on a more limited range of items and set objectives for developing models that use more standard parts. New products developed in FY 2006 included cordless 4-mode impact driver, high-pressure air nailer and other products.
Makita developed a battery recharging system that employs digital communication functions to provide information on the state of a battery’s charge. Through the use of this new system, the total volume of work can be increased substantially by enabling batteries to be used up to their capacity. In addition, Makita adopted lithium ion batteries, which doubles the total volume of work in comparison with Makita’s batteries that must be inserted. Makita also developed an original battery checker system using the previously mentioned digital communication functions. Using this system, customers can check on the state of charge of their batteries and Makita can provide customers with information on how to make their batteries last longer.
In FY2006, by combining lithium ion batteries with the Company’s proprietary optimum charging system, Makita created a series of rechargeable products featuring small size and high output, and released new products such as rotary hammers featuring newly developed low-vibration designs.
Further, a line of products for the North American market was created through the development of circular saws and air tools among other product. In order to consolidate our product line, we are developing, among others, a rechargeable impact driver and slide compound saws.
On January 1, 2006, the Kanematsu-NNK Corporation’s automatic nailer business was acquired by the Company to reinforce the air tools business department. Due to this transfer of business, various air tools with superior quality are being developed. We are planning to develop competitively-priced air tools for overseas and high-pressure air tools for Japan.
D. Trend information
With regard to the outlook for the future, while the domestic economy is shrugging off deflation and heading for recovery, we anticipate that harsh conditions will continue. Given the escalation of raw material prices, including that of crude oil, and with the increasing trend to employ prefab/precut materials in residential construction, the demand for power tools will decline. A number of uncertainties also remain in the business environment. In addition to the global trend in interest rate hikes, there are also concerns about the US economy where we are starting to see a decline in personal consumption. There are also concerns regarding the future course of Asia, where changes in the economy tend to be severe.
Under these circumstances, we acquired the automatic nailer business from Kanematsu-NNK Corporation on January 1, 2006. We started the aggressive sales of air tools and the nails for nailers in Japan, and the automatic nailer business is expected to make a significant contribution throughout the FY2007.
In addition, tools with rechargeable lithium ion batteries introduced to the market in the second half of FY2006 contributed to the increased sales in FY2006. Inventory volume increased ¥13,818 million (¥8,646 million of the increase due to conversion of the weak yen is excluded) from March 31, 2006 to ¥79,821 million, in anticipation of orders and forecasts for the increased sales of lithium ion battery products in FY2007. These inventories are expected to decrease during FY2007.
We expect that demand for high-value-added products in the industrialized nations will continue, and competition will intensify in the global market for professional power tools, including the Japanese and North American markets.
Performance in the European market will be stable as the Company sustains its competitiveness and Chinese power tool manufacturers will work to expand their positions primarily in the Asian markets.
E. Off-balance sheet arrangements
Makita did not have any off-balance sheet arrangements as of March 31, 2006.

F. Tabular disclosure of contractual obligations

		Yen (millions)
		Expected payment date, year ending March 31,
	Total	2007	2008	2009	2010	2011	Thereafter
Capital lease	194	90	37	27	20	11	9
Interest expenses on Capital lease	18	9	4	2	2	1	–
Operating lease	1,680	546	401	275	166	86	206
Contributions to defined benefit plan	3,101	3,101	–	–	–	–	–
Derivative financial instruments	24,498	24,498	–	–	–	–	–
Purchase Obligation	6,373	6,373	–	–	–	–	–

Total	¥35,864	¥34,617	¥442	¥304	¥188	¥98	¥215

		U.S. Dollars (thousands)
		Expected payment date, year ending March 31,
	Total	2007	2008	2009	2010	2011	Thereafter
Capital lease	1,658	769	316	231	171	94	77
Interest expenses on Capital lease	154	77	34	17	17	9	–
Operating lease	14,359	4,667	3,427	2,350	1,419	735	1,761
Contributions to defined benefit plan	26,504	26,504	–	–	–	–	–
Derivative financial instruments	209,385	209,385	–	–	–	–	–
Purchase Obligation	54,470	54,470	–	–	–	–	–

Total	$306,530	$295,872	$3,777	$2,598	$1,607	$838	$1,838

Note:	Calculation of contributions to defined benefit plan after 2007 is not practicable.
G. Safe harbor
      All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospect - Trend Information” and “ - tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking Statements. See “Cautionary Statement with Respect to Forward-Looking Statements” for additional information.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management
The Directors and Statutory Auditors of the Company as of June 29, 2006 are as follows:
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
Date of Birth: May 13, 1944
Director since: June 2005
Business Experience:
June 2004: President and Representative Director of Toyoda Machine Works, Ltd.
January 2006: Vice President and Representative Director of JTEKT Corporation, which is the entity created by the merger of Toyoda Machine Works, Ltd. with Koyo Seiko Co., Ltd.
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
(Patent attorney, Hase International Patent office)
Date of Birth: March 30, 1934
Statutory Auditor since: June 2001
April 1967: Established Hase Patent Attorney Office
The term of each director listed above expires in June 2007. The terms of Mr. Akio Kondo and Mr. Hiromichi Murase as Standing Statutory Auditors and Mr. Shoichi Hase as Statutory Auditor expire in June 2008. The term of Mr. Usui as Statutory Auditor expires in June 2007.
There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Statutory Auditor.

B. Compensation
The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during the fiscal year ended March 31, 2006 to all Directors and Statutory Auditors, who served during the fiscal year ended March 31, 2006, totaled ¥ 163 million. Remuneration paid by the Company during the fiscal year ended March 31, 2005 to all Directors and Statutory Auditors, who served during the fiscal year ended March 31, 2005, totaled ¥ 152 million. Some of the fringe benefits provided by the Company to its employees in Japan, such as medical and dental service insurance and welfare pension insurance are also made available to Directors and Standing Statutory Auditors.
The Company had an unfunded retirement and termination allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount set aside as retirement allowances for Directors and Statutory Auditors was ¥477 million as of March 31, 2005 and was increased to ¥490 million as of March 31, 2006. However, this Executive retirement and termination allowances program was abolished by the Annual General Meeting of Shareholders held in June 2006, because the program featured minimal correlation with Company results while presenting strong seniority-based elements. With regard to retirement bonuses accrued through that day, the accrued bonuses will be paid to eligible executives upon their retirement. Furthermore, beginning July 2006, amounts equal to the retirement benefit accruals will be added to their monthly compensation.
Beginning in July 2006, the Company introduced a new remuneration program which links the directors’ compensation to Makita’s stock prices. Under this remuneration program, a portion or all of the directors’ monthly compensation representing their retirement benefit will be contributed to the Executive Stock Ownership Plan, which in turn will acquire the Company’s stock. The acquired stock will be retained for the duration of the director’s tenure. The purpose of this system is to effectively link a portion of the directors’ remuneration to the stock price, and thereby provide further transparency of directors’ managerial responsibility with respect to improving the Company’s value.
C. Board practices
Under the Company Law, the Company has elected to structure its corporate governance system as a company with a Board of Statutory Auditors as set out below.
The Company’s Articles of Incorporation provide for 15 or less Directors and five or less Statutory Auditors. All Directors and Statutory Auditors are elected at general meetings of shareholders. In general, the term of offices of Directors expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within two years from their election, and in the case of Statutory Auditors, within four years from their election; however, Directors and Statutory Auditors may serve any number of consecutive terms. With respect to each expiration date of the term of offices of Directors and Statutory Auditors, see “A. Directors and senior management” in this Item above.
The Directors constitute the Board of Directors, which has the ultimate responsibility for administration of the affairs of the Company. The Board of Directors may elect from among its members a Chairman and Director, one or more Vice Chairmen and Directors, a President and Director, one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors. From among the Directors referred to above, the Board of Directors elects one or more Representative Directors. Each Representative Director has the authority to individually represent the Company in the conduct of the affairs of the Company.
The Statutory Auditors of the Company are not required to be and are not certified public accountants. However, at least half of the Statutory Auditors are required to be persons who have never been in the past a director, accounting counselor, corporate executive officer, general manager or any other employee of the Company or any of its subsidiaries. The Statutory Auditors may not, while acting as such, be a director, accounting counselor, corporate executive officer, general manager or any other employee of the Company or any of its subsidiaries. Each Statutory Auditor has the statutory duty to supervise the administration by the Directors of the Company’s affairs and also to examine the Company’s annual consolidated and non-consolidated financial statements and business report proposed to be submitted by a Representative Director at the general meeting of shareholders and, based on such examination and a report of an Accounting Auditor referred to below, to individually prepare their audit reports. They are required to attend meetings of the Board of Directors but are not entitled to vote. In addition to Statutory Auditors, independent certified public accountants or an audit corporation must be appointed by a general meeting of shareholders as Accounting Auditor. Such Accounting Auditor has, as their primary statutory duties, a duty to examine the Company’s annual consolidated and non-consolidated financial statements proposed to be submitted by a Representative Director at general meetings of shareholders and to report their opinion thereon to certain Statutory Auditors designated by the Board of Statutory Auditors to receive such report (if such Statutory Auditors are not designated, all Statutory Auditors) and the Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements).

The Statutory Auditors constitute the Board of Statutory Auditors. The Board of Statutory Auditors has a statutory duty to, based upon the reports prepared by respective Statutory Auditors, prepare and submit its audit report to the Accounting Auditor and certain Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements and the business report). A Statutory Auditor may note his or her opinion in the audit report if his or her opinion expressed in his or her audit report is different from the opinion expressed in the audit report. The Board of Statutory Auditors shall elect one or more full-time Statutory Auditors from among its members. The Board of Statutory Auditors is empowered to establish audit principles, the method of examination by Statutory Auditors of the Company’s affairs, and the financial position and other matters concerning the performance of the Statutory Auditors’ duties. For names of the Statutory Auditors that constitute the Board of Statutory Auditors, see Item 6. A.
There are no contractual arrangements providing for benefits to Directors upon termination of service. Also see “B. Memorandum and articles of association – Directors” in Item 10.
Exemptions from certain NASDAQ Corporate Governance Rules
Pursuant to exemptions granted by the National Association of Securities Dealers Automated Quotations (the “NASDAQ”), the Company is permitted to follow certain corporate governance practices complying with Japanese laws, regulations, stock exchange rules, or generally accepted business practices in lieu of the NASDAQ rules on corporate governance (the “NASDAQ Rules”). Set forth below are the corporate governance exemptions the Company currently receives from NASDAQ.
1. Directors. The Company is exempt from the NASDAQ requirement relating to directors that currently requires the Company’s Board of Directors to be comprised of a majority of independent directors. Unlike the NASDAQ Rules, the Company Law of Japan and related legislation do not require Japanese companies with boards of statutory auditors such as the Company to have any independent directors on its board of directors.
2. Audit Committee. The Company plans to avail itself of paragraph (c)(3) of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of statutory auditors, subject to certain requirements which continue to be applicable under Rule 10A-3. The Company is exempt from the NASDAQ requirement relating to audit committees that currently requires the Company to have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must be independent. Unlike the NASDAQ Rules, under the Company Law, at least half of the statutory auditors will be required to be persons who have not been a director, accounting counselor, corporate executive officer, general manager or any other employee of the Company or any of its subsidiaries at any time prior such statutory auditor’s election. Statutory auditors may not at the same time be a director, accounting counselor, corporate executive officer, general manager, or any other employee of the Company or any of its subsidiaries.
3. Meetings of Ordinary Shareholders. The Company is exempt from the quorum requirement of the NASDAQ, which currently requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3 percent of the outstanding shares of a company’s common voting stock. In keeping with the Company Law and generally accepted business practices in Japan, the Company’s Articles of Incorporation provide that except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights of all the shareholders represented at the meeting. The Company Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company Law and the Company’s Articles of Incorporation also provide that in order to amend the Company’s Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from specific persons other than its subsidiaries;
(2)	consolidation of shares;
(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;
(4)	the removal of a Statutory Auditor;
(5)	the exemption of liability of a Director, Statutory Auditor or Accounting Auditor with certain exceptions;
(6)	a reduction of stated capital with certain exceptions in which a shareholders’ resolution is not required;
(7)	a distribution of surplus in kind other than dividends which meets certain requirements;
(8)	dissolution, merger, consolidation or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;
(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required; or
(11)	share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required, the quorum shall be one-third of the total number of voting rights of all the shareholders, and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required.
D. Employees
The following table sets forth information about number of employees:

	As of March 31,
	2004	2005	2006
Categorized by Geographic Areas
Japan	3,041	2,996	3,038
Overseas	5,392	5,564	5,591

Total	8,433	8,560	8,629

During the fiscal year ended March 31, 2006, the Company hired on average approximately 1,300 temporary employees in China, and approximately 100 temporary employees in Japan who were not entitled to retirement or certain other fringe benefits which regular full-time employees receive.
The Company has a labor contract with the Makita Workers’ Union covering wages and conditions of employment. All full-time employees of the Company in Japan, except management and certain other employees, must be union members. The Makita Union is affiliated with the Japanese Electrical Electronic & Information Union. The Company has not been materially affected by any work stoppages or difficulties in connection with labor negotiations in the past.
The Company’s employees are members of the labor union formed on September 13, 1947 that comprises, starting February 9, 1989, the Japanese Electrical Electronic & Information Union. As of March 31, 2006, there are 2,742 members of the labor union and Makita considers its relationship with the labor union to be good.

E. Share ownership
The total number of shares of the Company’s Common Stock owned by the Directors and Statutory Auditors as a group as of March 31, 2006 is as follows:

Identity of	Number of	Percentage of
Person or Group	Shares Owned	voting right
Directors and Statutory Auditors	2,113,316	1.47%
The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of March 31, 2006.

Name	Position	Number of shares
Masahiko Goto	President, Representative Director	1,974,143
Masami Tsuruta	Managing Director	16,022
Yasuhiko Kanzaki	Director	11,569
Kenichiro Nakai	Director	11,700
Tadayoshi Torii	Director	12,900
Tomoyasu Kato	Director	12,072
Kazuya Nakamura	Director	7,400
Masahiro Yamaguchi	Director	5,900
Shiro Hori	Director	8,400
Tadashi Asanuma	Director	4,900
Hisayoshi Niwa	Director	6,000
Zenji Mashiko	Director	5,900
Akio Kondo	Standing Statutory Auditor	6,400
Hiromichi Murase	Standing Statutory Auditor	4,610
Keiichi Usui	Outside Statutory Auditor	8,000
Shoichi Hase	Outside Statutory Auditor	17,400
The shareholders listed above do not have voting rights that are different from other shareholders of the Company.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Except for Masahiko Goto holding 1.37% of the Company’s outstanding common stock as of March 31, 2006, none of the Company’s Directors and Statutory Auditors owns more than one percent of the Company’s Common Stock. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Securities and Exchange Law of Japan.
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

Name of Beneficial Owner	Number of Shares	Percentage
The Master Trust Bank of Japan, Ltd. (Trust account)	9,041,000	6.27%

Japan Trustee Services Bank, Ltd. (Trust account)	8,902,500	6.18%

Based on information made publicly available on or after April 1, 2003, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

		Shares Owned		Number of	Shares Owned
	Date of	Prior to		Shares	After the
Name of Shareholder	Transaction	Transaction	Percentage	Changed	Transaction	Percentage
Nippon Life Insurance Company	April 30, 2004	–	–	–	7,601,503	5.14%
Barclays Global Investors, N.A.	June 30, 2004	–	–	–	7,855,003	5.31%
Silchester International Investors Limited	September 29, 2004	9,267,000	6.06%	1,212,000	10,479,000	7.08%
Goldman Sachs International	September 30, 2004	6,332,900	4.14%	2,567,079	8,899,979	6.01%
Barclays Global Investors, N.A.	December 31, 2004	7,855,003	5.31%	(293,559)	7,561,444	5.11%
Nippon Life Insurance Company	January 31, 2005	7,601,503	5.14%	(3,503,000)	4,098,503	2.77%
Silchester International Investors Limited	February 15, 2005	10,479,000	7.08%	(1,520,000)	8,959,000	6.05%
Barclays Global Investors, N.A.	March 31, 2005	7,561,444	5.11%	222,000	7,783,444	5.26%
Barclays Global Investors, N.A.	June 30, 2005	7,783,444	5.26%	(2,915,000)	4,868,444	3.29%
Silchester International Investors Limited	September 23, 2005	8,959,000	6.05%	(1,017,000)	7,942,000	5.37%
Goldman Sachs International	September 30, 2005	8,899,979	6.01%	1,591,162	10,491,141	7.08%
Mitsubishi UFJ Financial Group	October 31, 2005	–	–	–	8,164,923	5.52%
Goldman Sachs International	November 30, 2005	10,491,141	7.08%	(3,909,960)	6,581,181	4.45%
Silchester International Investors Limited	January 6, 2006	7,942,000	5.37%	(588,400)	7,353,600	4.97%
Mitsubishi UFJ Financial Group	January 31, 2006	8,164,923	5.52%	857,200	9,022,123	6.10%
Barclays Global Investors, N.A.	March 31, 2006	4,868,444	3.38%	4,161,108	9,029,552	6.27%
Mitsubishi UFJ Financial Group	May 15, 2006	9,022,123	7.35%	1,556,200	10,578,323	7.35%
As of March 31, 2006, the Company had 143,711,766, outstanding shares of common stock, excluding 296,994 shares of Treasury Stock. According to the Bank of New York, depositary for the Company’s ADSs, as of March 31, 2006, 3,160,984 shares of the Company’s common stock were held in the form of ADRs and there were 49 ADR holders of record in the United States. According to the Company’s register of shareholders and register of beneficial owners as of March 31, 2006, there were 12,342 holders of common stock of record worldwide and the number of record holders in the United States was 94.
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

See Note 20 to the consolidated financial statements.
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
According to this basic policy, the Company paid interim cash dividends in fiscal 2005 of ¥19.0 per share and ADS. The Company has declared a cash dividend of ¥38.0 per share and ADS, including a special dividend of ¥29 per share, all of which were approved by the shareholders’ meeting held on June 29, 2006.
The following table sets forth cash dividends per share of Common Stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	In Yen		In U.S. Dollars
Fiscal year ended March 31	Interim	Year-end	Interim	Year-end
2002	9.0	9.0	0.07	0.07
2003	9.0	9.0	0.07	0.07
2004	9.0	13.0	0.09	0.11
2005	11.0	36.0	0.10	0.34
2006	19.0	38.0	0.16	0.32
Note: Cash dividends in U.S. dollars are based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

B. Significant changes
      Not applicable
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

	Tokyo Stock Exchange Price		NASDAQ Price
	Per Share of Common Stock		Per American Depositary Share
	(Yen)		(U.S. Dollars)
Fiscal year ended March 31,	High	Low	High	Low
2002	871	615	6.85	4.88
2003	909	654	7.55	5.35
2004	1,343	834	15.45	10.00
2005	2,115	1,315	20.27	12.00
2006	3,820	1,755	34.19	16.15

Quarterly

Fiscal year 2005
1 st quarter ended June 30, 2004	1,686	1,315	15.34	12.00
2 nd quarter ended September 30, 2004	1,675	1,463	15.45	13.20
3 rd quarter ended December 31, 2004	1,874	1,379	17.75	13.17
4 th quarter ended March 31, 2005	2,115	1,705	20.27	16.56

Fiscal year 2006
1 st quarter ended June 30, 2005	2,355	1,755	21.75	16.15
2 nd quarter ended September 30, 2005	2,540	2,150	21.59	19.06
3 rd quarter ended December 31, 2005	3,070	2,255	24.40	19.55
4 th quarter ended March 31, 2006	3,820	2,830	34.9	24.22

Monthly

January 2006	3,420	2,830	28.90	24.22
February 2006	3,820	3,150	31.69	27.76
March 2006	3,690	3,180	31.49	27.62
April 2006	3,720	3,290	31.50	29.00
May 2006	3,830	3,260	34.34	29.82
June 2006(through June 15)	3,660	3,400	31.98	26.03
B. Plan of distribution
     Not applicable
C. Markets
     See Item 9. A

D. Selling shareholders
     Not applicable
E. Dilution
     Not applicable
F. Expenses of the issue
     Not applicable
Item 10. Additional Information
A. Share capital
     Not applicable
B. Memorandum and articles of association
Organization
The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Company Law (kaishaho) of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Kariya Branch Office of the Nagoya Legal Affairs Bureau of the Ministry of Justice of Japan.
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
Directors
Under the Company Law, each Director has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Company Law, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The total amount of remuneration to Directors and that to Statutory Auditors are subject to the approval of the general meeting of shareholders. Within such authorized amounts the Board of Directors and the Board of Statutory Auditors respectively determine the compensation to each Director and Statutory Auditor.
Except as stated below, neither the Company Law nor the Company’s Articles of Incorporation make special provisions as to:

•	the Directors’ or Statutory Auditors’ power to vote in connection with their compensation;
•	the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power);
•	the Directors’ or Statutory Auditors’ retirement age; or
•	requirement to hold any shares of capital stock of the Company.

The Company Law specifically requires the resolution of the Board of Directors for a company:

•	to acquire or dispose of material assets;
•	to borrow a substantial amount of money;
•	to employ or discharge from employment important employees, such as general managers;
•	to establish, change or abolish material corporate organization such as a branch office;
•	to decline conditions concerning offering of corporate bonds; and
•	to establish and maintain an internal control system.
The Regulations of the Board of Directors and operational regulations thereunder of the Company require a resolution of the Board of Directors for the Company to borrow money in an amount of ¥100 million or more or to give a guarantee in an amount of ¥10 million or more.
Common stock
General
Unless indicated otherwise, set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Company Law, which came into effect on May 1, 2006, of Japan and related legislation.
All issued shares are fully-paid and non-assessable, and are in registered form. Transfer of shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered or recorded on the Company’s register of shareholders in writing or digitally (or electronically), in accordance with the Company’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.
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
A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Common Stock of the Company, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.
Authorized capital
Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 496,000,000 shares.
As of March 31, 2006, 144,008,760 shares of Common Stock were in issue.
All shares of Common Stock of the Company have no par value.

Dividends from Surplus
Dividends from Surplus – General
Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “dividends from Surplus” (“Surplus” is defined in “— Restriction on dividends from Surplus”). The Company may make dividends from Surplus to the shareholders any number of times per business year, subject to certain limitations described in “— Restriction on dividends from Surplus.” Dividends from Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the Board of Directors if:

(a)	Articles of Incorporation of the Company so provide;
(b)	the normal term of office of the Directors is no longer than one year; and
(c)	its non-consolidated annual financial statements and certain documents for the latest business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.
Moreover, even if the requirements described in (a) through (c) are not met, the Company may make dividends from Surplus in cash to the shareholders by resolutions of the Board of Directors once per business year, but only if the Articles of Incorporation so provide. Such distribution of Surplus is called “interim dividends”.
Dividends from Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock held by each shareholder. A resolution of a general meeting of shareholders or Board of Directors authorizing a dividend from Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a dividend from Surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or, as the case may be, the Board of Directors, grant a right to the shareholders to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant dividend from Surplus must be approved by a special shareholders resolution (see “- Voting Rights” with respect to a “special shareholders resolution”).
Under the Articles of Incorporation, year-end dividends and interim dividends may be distributed to shareholders of record as of March 31 and September 30 each year, respectively, in proportion to the number of shares of Common Stock held by each shareholder following approval by the general meeting of shareholders or the Board of Directors. The Company is not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.
In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the shares of Common Stock generally goes ex-dividend on the third business day prior to the record date.
Restriction on dividends from Surplus
When the Company makes a dividend from Surplus, the Company must, until the sum of its additional paid-in capital and legal reserve reaches one quarter of the stated capital, set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.
The amount of Surplus at any given time must be calculated in accordance with the following formula:
A + B + C + D - (E + F + G)
In the above formula:

“A” =	the total amount of other capital surplus and other retained earnings, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year

“B” =	(if the Company has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by the Company less the book value thereof

“C” =	(if the Company has reduced its stated capital after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D” =	(if the Company has reduced its additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” =	(if the Company has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock

“F” =	(if the Company has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed

“G” =	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction and (if the Company has distributed surplus to the shareholders after the end of the last business year) the amount set aside in additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.
The aggregate book value of surplus distributed by the Company may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a)	the book value of its treasury stock;
(b)	the amount of consideration for any of the treasury stock disposed of by the Company after the end of the last business year; and
(c)	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.
If the Company has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), the Company shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.
If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Company Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by the Company, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements so prepared by the Company must be audited by the Statutory Auditors and Accounting Auditors, as required by ordinances of the Ministry of Justice.
Stock splits
The Company may at any time split shares of Common Stock in issue into a greater number of shares by resolution of the Board of Directors, and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued to allow such stock split pursuant to a resolution of the Board of Directors rather than relying on a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation.
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

General meeting of shareholders
The ordinary general meeting of shareholders of the Company for each business year is normally held in June in each year in or near Anjo, Aichi, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least 2 weeks prior to the date set for the meeting.
Notice of convocation of a general meeting of shareholders setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least 2 weeks prior to the date set for the meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.
Any shareholder or group of shareholders holding at least 3 percent of the total number of voting rights for a period of 6 months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened promptly or a convocation notice of a meeting which is to be held not later than 8 weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders. Any shareholder or group of shareholders holding at least 300 voting rights or 1 percent of the total number of voting rights for a period of 6 months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least 8 weeks prior to the date set for such meeting.
If the Articles of Incorporation so provide, any of the minimum voting rights or percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.
Voting rights
So long as the Company maintains the unit share system (see “–Unit share system” below; currently 100 shares of Common Stock constitute one unit), a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following 2 sentences. A corporate or certain other entity more than one-quarter of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to shares of Common Stock that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of shares of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights of all the shareholders represented at the meeting. The Company Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders of the Company holding voting rights. The Company’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.
The Company Law and the Company’s Articles of Incorporation provide that in order to amend the Company’s Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from specific persons other than its subsidiaries;
(2)	consolidation of shares;
(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;
(4)	the removal of a Statutory Auditor;
(5)	the exemption of liability of a Director, Statutory Auditor or Accounting Auditor with certain exceptions;
(6)	a reduction of stated capital with certain exceptions in which a shareholders’ resolution is not required;
(7)	a distribution of surplus in kind other than dividends which meets certain requirements;
(8)	dissolution, merger, consolidation or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;
(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required; or
(11)	share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required, the quorum shall be one-third of the total voting rights of all the shareholders, and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).
Issue of additional shares and pre-emptive rights
Holders of shares of Common Stock have no pre-emptive rights under the Articles of Incorporation of the Company. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than 2 weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least 2 weeks prior to the date on which such rights expire.
The Company may issue stock acquisition rights by a resolution of the Board of Directors, subject to the limitations as to the offering of stock acquisition rights on “specially favorable” exercise conditions mentioned under “Voting rights” above. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.
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
Record date
As mentioned above, March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders and beneficial shareholders who are registered or recorded as the holders of one or more full units of shares in the Company’s registers of shareholders and/or beneficial shareholders in writing or digitally (or electronically) at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights pertaining to the Common Stock and for other purposes, by giving at least 2 weeks’ prior public notice.
Acquisition by the Company of Common Stock
The Company may acquire shares of Common Stock (i) by soliciting all the shareholders to offer to sell shares held by them (in this case, the certain terms of such acquisition, such as the total number of shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of its subsidiaries (pursuant to a special shareholders resolution), (iii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which Common Stock is listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Representative Director that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).
The total amount of the purchase price of shares of Common Stock may not exceed the Distributable Amount, as described in “– Dividends from Surplus – Restriction on dividends from Surplus.”
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
Unit share system
The Articles of Incorporation of the Company provide that 100 shares of Common Stock constitute one unit of shares. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000.
Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit carries no voting rights.
Unless the Company’s shareholders amend the Articles of Incorporation of the Company by a special shareholders resolution to eliminate the provision not to issue share certificates for shares of Common Stock constituting less than a full unit, a share certificate for any number of shares of Common Stock constituting less than a full unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable. Moreover, holders of shares constituting less than a full unit will have no other shareholder rights if the Articles of Incorporation so provide, except that such holders may not be deprived of certain rights specified in the Company Law or an ordinance of the Ministry of Justice, including the right to receive dividends from Surplus.
A holder of shares of Common Stock constituting less than a full unit may require the Company to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of the Company.
In addition, the Articles of Incorporation of the Company provide that a holder of shares of Common Stock constituting less than a full unit may request the Company to sell to such holder such amount of shares of Common Stock which will, when added together with the shares of Common Stock constituting less than a full unit, constitute a full unit of shares, in accordance with the provisions of the Share Handling Regulations of the Company.
A holder who owns ADRs evidencing less than 100 ADSs will indirectly own shares of Common Stock constituting less than a full unit. Although, as discussed above, under the unit share system holders of shares of Common Stock constituting less than a full unit have the right to require the Company to purchase such shares held by them or sell shares of Common Stock held by the Company to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of full units are unable to withdraw the underlying shares of Common Stock constituting less than a full unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares or sell shares of Common Stock held by the Company to such holders, unless the Company’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for shares of Common Stock constituting less than a full unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than a full unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.
Sale by the Company of shares held by shareholders whose location is unknown
The Company is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company continuously for 5 years or more.

In addition, the Company may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for 5 years or more at the shareholder’s registered address in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive dividends from Surplus on the shares of Common Stock continuously for 5 years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company, the Company may, by a resolution of the Board of Directors, sell or otherwise dispose of the shareholder’s shares at the then market price of shares of Common Stock and after giving at least 3 months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares of Common Stock for such shareholder.
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
Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Company Law or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon. There is no provision in the Company’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving the Company.
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
The following is a general summary of the principal U.S. federal income and Japanese national tax consequences of the acquisition, ownership and disposition of shares of Common Stock or ADSs. This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than such income taxation as limited to national taxes and inheritance and gift taxation. This summary also does not cover any state or local, or non-U.S. non-Japanese tax considerations. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of Common Stock or ADSs. Also, this summary does not purport to address all the material tax consequences that may be relevant to the holders of shares of Common Stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for alternative minimum tax, investors that own or are treated as owning 10 percent or more of the Company’s voting stock, investors that hold shares of Common Stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the federal income tax laws and regulations of the United States and tax laws of Japan, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations.
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
2.	does not maintain a permanent establishment in Japan (a) with which shares of Common Stock or ADSs are effectively connected and through which the U.S. holder carries on or has carried on business and (b) of which shares of Common Stock or ADSs form part of the business property; and
3.	is eligible for benefits under the Treaty, with respect to income and gain derived in connection with shares of Common Stock or ADSs.
In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement for ADSs, and in any related agreement, will be performed in accordance with its terms.
In general, for purposes of the Treaty and for U.S. federal income and Japanese national income tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of shares of Common Stock represented by those ADSs, and exchanges of shares of Common Stock for ADSs, and exchanges of ADSs for shares of Common Stock, will not be subject to U.S. federal income or Japanese national income tax.
Japanese Taxation
The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of Common Stock and of ADRs evidencing ADSs representing shares of Common Stock who are either individuals who are non residents of Japan or non-Japanese corporations, without a permanent establishment in Japan (“non-resident Holders”).
Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are, in general, not a taxable event.
In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of Common Stock) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders) other than any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2008, and (ii) 15 percent for dividends due and payable on or after April 1, 2008. As of the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.
Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally reduced to 10 percent of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.
If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such nonresident Holder is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through the Company to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within 8 months after the Company’s business year-end or semi-business year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority.
Gains derived from the sale of shares of Common Stock or ADSs outside Japan by a non-resident Holder holding such shares of Common Stock or ADSs as portfolio investors are, in general, not subject to Japanese income tax or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.
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
Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) with respect to the Common Stock or ADSs will currently be subject to U.S. federal income taxation at a maximum rate of 15 percent. Investors should be aware that the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs or Common Stock should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.
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
For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of Common Stock or ADSs will constitute income from sources outside the United States and will be subject to various classifications and other limitations U.S. federal law and the Treaty, any Japanese withholding tax imposed in respect of a company dividend may be claimed either as a credit against the U.S. federal income tax liability of a U.S. Holder or, if the U.S. Holder elects not to take a credit for any foreign taxes that year, as a deduction from that U.S. Holder’s taxable income. Special rules will generally apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

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
Passive Foreign Investment Companies
Based on current estimates of our income and assets, we do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and we intend to continue our operations in such a manner that it is highly unlikely that we would become a PFIC in the future. However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) or the portion of our income that is characterized as passive under the PFIC rules. If we become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its shares of Common Stock or ADSs, any gain realized on a sale or other taxable disposition of shares of Common Stock or ADSs and certain “excess distributions” (generally distributions in excess of 125 percent of the average distribution over a three-year period, or shorter holding period for the shares of Common Stock or ADSs) would be treated as realized ratably over the U.S. Holder’s holding period for the shares of Common Stock or ADSs; amounts allocated to prior years while we are a PFIC would be taxed at the highest tax rate in effect for each such year, and an additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Amounts allocated to the year of sale and to any year before we became a PFIC would be taxed as ordinary income in the year of sale. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income).
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
F. Dividends and paying agents
Not applicable
G. Statement by experts
Not applicable

H. Documents on display
Makita files its annual report on Form 20-F and press releases or reports for shareholders or investors on Form 6-K with the SEC. You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100F Street, N.E., Room 1580, Washington, D.C. 20549 or by accessing the SEC’s home page (http://www.sec.gov)
I. Subsidiary information
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
Equity and Debt Securities Price Risk
Makita classified investments of debt securities for current operations as marketable securities within current assets. Other investments are classified as investment securities as a part of investments and other assets in the consolidated balance sheets. Makita does not hold marketable securities and investment securities for trading purposes. The fair value of certain of these investments expose Makita to equity price risks. These investments are subject to changes in the market prices of the securities. The maturities and fair values of such marketable securities and investment securities at March 31, 2005 and 2006 were as follows:

	Yen (millions)				U.S. Dollars (thousands)
	2005		2006		2006
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

Due within one year	¥53,504	¥53,504	¥42,810	¥42,810	$365,897	$365,897
Due after one year through five years	2,343	2,348	2,455	2,436	20,983	20,821
Due after five years	2,150	2,144	1,986	1,880	16,974	16,068
Indefinite periods	1,614	1,614	—	—	—	—
Equity securities	20,433	20,433	30,961	30,961	264,624	264,624

	¥80,044	¥80,043	¥78,212	¥78,087	$668,478	$667,410

Foreign Exchange Risk
Makita’s international operations and indebtedness denominated in foreign currencies expose Makita to the risk of fluctuation in foreign currency exchange rates. To manage this exposure, Makita enters into certain foreign exchange contracts with respect to a part of such international operations and indebtedness. The following table provides information about Makita’s major derivative financial instruments related to foreign currency transactions as of March 31, 2005 and March 31, 2006. Figures are translated into yen at the rates prevailing at March 31, 2005 and March 31, 2006, together with the relevant weighted average contractual exchange rates at March 31, 2006. All of the foreign exchange contracts listed in the following table have contractual maturities in FY 2006 and 2007.

	Yen (millions) (except average contractual rates)						U.S. Dollars (thousands)
	2005			2006			2006
			Average			Average
	Contract		contractual	Contract		contractual	Contract
	amounts	Fair Value	rates	amounts	Fair Value	rates	amounts	Fair Value
Foreign currency contracts;
U.S.$/Yen	¥3,934	¥(112)	¥104.09	¥4,368	¥(11)	¥116.49	$37,333	$(94)
Euro/Yen	3,166	(36)	137.05	4,148	(67)	140.14	35,453	(573)
A$/Yen	329	(9)	80.12	344	10	85.91	2,940	85
STG/Yen	129	(2)	197.94	8	–	201.98	68	–
Euro/STG	1,413	16	–	1,421	(10)	–	12,145	(85)
Other	1,299	6	–	1,538	8	–	13,145	69

Total	¥10,270	¥(137)		¥11,827	¥(70)		$101,084	$(598)
							-
Foreign currency swaps:
U.S.$/Yen	¥749	¥–	¥107.02	¥9,099	¥(88)	¥116.65	$77,769	$(752)
Euro/Yen	–	–	–	1,133	(12)	141.68	9,684	(103)
CAN$/Yen	424	(19)	84.74	305	–	101.8	2,607	–
A$/Yen	3,144	(187)	78.60	1,661	(32)	83.06	14,197	(274)
SFr./Yen	174	(5)	86.99	173	(8)	86.45	1,478	(68)

Total	¥4,491	¥(211)		¥12,371	¥(140)		$105,735	$(1,197)
							-
Options purchased to sell foreign currencies:
U.S.$/Yen	¥406	¥1	¥101.56	¥–	¥–	¥–	$–	$–
Euro/Yen	298	1	135.51	–	–	–	–	–
Other	63	–	–	–	–	–	–	–

Total	¥767	¥2		¥–	¥–		$–	$–
							-
Options written to buy foreign currencies:
U.S.$/Yen	¥424	¥(8)	¥106.12	¥–	¥–	¥–	$–	$–
Euro/Yen	305	(3)	138.84	–	–	–	–	–
Other	67	–	–	–	–	–	–	–

Total	¥796	¥(11)		¥–	¥–		$–	$–
							-

Item 12. Description of Securities Other than Equity Securities
     Not applicable
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None
Item 15. Controls and Procedures
A. Disclosure controls and procedures
Makita performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2006. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Makita files under the Exchange Act is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure.
The Company’s disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Masahiko Goto, Makita’s Chief Executive Officer, President and Representative Director and Kenichiro Nakai, Makita’s Principal Financial and Accounting Officer, Director. Makita’s disclosure and controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Masahiko Goto and Kenichiro Nakai have concluded that Makita’s disclosure controls and procedures are effective at the reasonable assurance level.
B. Changes in internal control over financial reporting
There have been no changes in Makita’s internal control over financial reporting during fiscal 2006 that have materially affected, or are reasonably likely to materially affect, Makita’s internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Makita’s Board of Directors has determined that Akio Kondo qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Kondo is not independent, as that term is defined in the listing standards of Nasdaq applicable to the Company. Mr. Kondo began his career at Makita in 1969, and from May 1979 to June 2004 he has worked in the field of finance and accounting. From April 1991, he served as an Assistant General Manager of the Accounting & Finance Department, and from October 1995 he served as a General Manager of the Accounting & Finance Department, the division responsible for Makita’s consolidated reporting. Mr. Kondo was elected as one of Makita’s corporate auditors at an ordinary general meeting of shareholders held in June 2004. See Item 6.A. for additional information regarding Mr. Kondo.
Item 16B. Code of ethics
On May 20, 2003, Makita adopted a code of ethics. On March 17, 2004, Makita amended the code of ethics to: (1) ensure the protection of individuals who report questionable behavior to our board of statutory auditors and (ii) clarify that waivers to our code of ethics for employees must be requested in writing to our board of statutory auditors and for executive officers, directors and statutory auditors can only be granted by the board of directors, only if truly necessary and warranted, and must be promptly disclosed to shareholders.

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
Item 16C. Principal Accountant Fees and Services
KPMG AZSA & Co. have served as our independent public accountants for each of the financial years in the three-year period ended March 31, 2006, for which audited financial statements appear in this annual report on Form 20-F.
The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA & Co. and the various member firms of KPMG International, a Swiss Cooperative to Makita in fiscal 2006 and fiscal 2005:

	Yen (millions)
	2005	2006
Audit Fees (1)	¥189	248
Audit- related Fees (2)	14	31
Tax Fees (3)	66	74
All Other Fees (4)	83	71

Total	¥352	¥424

(1)	Audit Fees consist of fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for the audit of Makita’s annual or interim financial statements and services that are normally provided by the Independent Registered Public Accounting Firm in connection with statutory and regulatory filings or engagement.
(2)	Audit-related Fees consist of fees billed for assurance and related services by the Independent Registered Public Accounting Firm that are reasonably related to employee benefit plan audits, and consultation concerning financial accounting and reporting standards.
(3)	Tax Fees include fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for tax compliance and transfer pricing documentation.
(4)	All Other Fees comprise fees for all other services not included in any of other categories noted above.
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
Under the United States Sarbanes-Oxley Act of 2002 (the “Act”), the Board of Statutory Auditors is required to pre-approve all audit and non-audit services to be provided by the Independent Registered Public Accounting Firm to the Company in order to assure that they do not impair their independence from the Company. To implement these provisions of the Act, the US Securities and Exchange Commission has issued rules specifying the types of services that an Independent Registered Public Accounting Firm may not provide to its audit client, as well as the Board of Statutory Auditors’ administration of the engagement of the Independent Registered Public Accounting Firm.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Makita does not have an audit committee and is relying on the general exemption contained in Rule 10A-3(c)(3) under the Exchange Act, which provides and exemption from NASDAQ’s listing standards relating to audit committees for foreign companies such as Makita, that has a board of corporate auditors. Makita’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out all purchases of common stock of the Company by the Company during the fiscal year ended March 31, 2006. The Company did not resolve any repurchase plan or program by the board of directors or Annual General Meeting of Shareholders, therefore, there is no publicly announced plan or program regarding repurchase of common stock. The reason for these repurchases of Common Stock is the purchase requests of holders of shares of common stock constituting less than one full unit in accordance with the provisions of the Share Handling Regulations of the Company.

	Total Number of	Average Price Paid
	Shares Purchased	per Share
Period	(shares)	(¥)
From April 1, 2005 to April 30, 2005	2,377	1,928
From May 1, 2005to May 31, 2005	3,386	2,049
From June 1, 2005 to June 30, 2005	10,289	2,199
From July 1, 2005 to July 31, 2005	15,105	2,234
From August 1, 2005 to August 31, 2005	13,663	2,328
From September 1, 2005 to September 30, 2005	10,542	2,229
From October 1, 2005 to October 30, 2005	6,132	2,320
From November 1, 2005 to November 30, 2005	1,889	2,806
From December 1, 2005 to December 31, 2005	3,212	2,908
From January 1, 2006 to January 31, 2006	1,316	3,037
From February 1, 2006 to February 28, 2006	1,374	3,421
From March 1, 2006 to March 31, 2006	892	3,452

Total Number of Shares Purchased and Average Price Paid per Share	70,177	2,335

PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
The following financial statements are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

1.1	Articles of Incorporation, as amended and effective as of June 29, 2006 (English translation)

1.2	Regulations of Board of Directors, as amended and effective as of June 29, 2006 (English translation)

1.3	The Share Handling Regulations, as amended and effective as of June 29, 2006 (English translation)

1.4	Regulations of Board of Statutory Auditors effective as of July 7, 2006 (English translation)

4.1	Summary translation of the Sponsorship Agreement, dated January 17, 2005 and as supplemented on May 26, 2005, among Makita Corporation, Joyama Kaihatsu Ltd., and Tokyo Tatemono Co., Ltd., relating to the civil rehabilitation of Joyama Kaihatsu Ltd and the operation of Castle Hill Country Club. (incorporated by reference to Exhibit 4.1 of Makita’s annual report on Form 20-F filed with the SEC on July 5, 2005 (file no.000-12602))

12.1	302 Certification of President and Representative Director

12.2	302 Certification of Director, General Manager of Administration Headquarters

13.1	906 Certifications of President and Representative Director and Director, General Manager of Administration Headquarters

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAKITA CORPORATION

By:	/s/ Masahiko Goto
Name:	Masahiko Goto
Title:	President and Representative Director

Date: July 7, 2006

Makita Corporation and Consolidated Subsidiaries
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
The accompanying consolidated financial statements as of and for the year ended March 31, 2006, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 4 to the consolidated financial statements.
/s/ KPMG AZSA & CO.

Tokyo, Japan
April 27, 2006

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 AND 2006
A S S E T S

	Yen		U.S. Dollars
	(millions)		(thousands)
	2005	2006	2006
CURRENT ASSETS:
Cash and cash equivalents	¥25,384	¥39,054	$333,795
Time deposits	7,867	1,845	15,769
Marketable securities	57,938	47,773	408,316
Trade receivables-
Notes	1,687	1,936	16,547
Accounts	38,997	46,074	393,795
Less- Allowance for doubtful receivables	(1,178)	(1,016)	(8,684)
Inventories	66,003	79,821	682,231
Deferred income taxes	3,831	3,661	31,291
Prepaid expenses and other current assets	7,363	8,621	73,684

Total current assets	207,892	227,769	1,946,744

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land	17,673	17,737	151,598
Buildings and improvements	51,085	55,470	474,103
Machinery and equipment	73,356	74,501	636,761
Construction in progress	790	2,340	20,000

	142,904	150,048	1,282,462
Less- Accumulated depreciation	(90,080)	(90,845)	(776,453)

	52,824	59,203	506,009

INVESTMENTS AND OTHER ASSETS:
Investment securities	22,106	30,439	260,162
Goodwill	–	779	6,658
Other intangible assets, net	841	1,354	11,573
Deferred income taxes	390	698	5,966
Other assets	5,851	5,796	49,538

	29,188	39,066	333,897

	¥289,904	¥326,038	$2,786,650

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 AND 2006
LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen		U.S. Dollars
	(millions)		(thousands)
	2005	2006	2006
CURRENT LIABILITIES:
Short-term borrowings	¥9,060	¥1,728	$14,769
Trade notes and accounts payable	10,574	13,908	118,872
Other payables	3,197	5,417	46,299
Accrued expenses	5,998	6,427	54,932
Accrued payroll	7,695	8,224	70,291
Club members’ deposits	12,836	–	–
Income taxes payable	5,695	6,701	57,274
Deferred income taxes	118	176	1,504
Other liabilities	3,053	3,380	28,889

Total current liabilities	58,226	45,961	392,830

LONG-TERM LIABILITIES:
Long-term indebtedness	88	104	889
Accrued retirement and termination benefits	5,126	2,901	24,795
Deferred income taxes	4,538	7,923	67,718
Other liabilities	887	930	7,948

	10,639	11,858	101,350

MINORITY INTERESTS	1,399	1,635	13,974

COMMITMENTS AND CONTINGENT LIABILITIES	–	–	–
SHAREHOLDERS’ EQUITY:
Common stock,
Authorized - 287,000,000 shares in 2005
496,000,000 shares in 2006
Issued and outstanding
- 148,008,760 shares and 143,777,607 shares in 2005
144,008,760 shares and 143,711,766 shares in 2006	23,805	23,805	203,462
Additional paid-in capital	45,430	45,437	388,350
Legal reserve	5,669	5,669	48,453
Retained earnings	157,502	186,586	1,594,752
Accumulated other comprehensive income (loss)	(9,249)	5,345	45,684
Treasury stock, at cost: - 4,231,153 shares in 2005
296,994 shares in 2006	(3,517)	(258)	(2,205)

	219,640	266,584	2,278,496

	¥289,904	¥326,038	$2,786,650

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Yen			U.S. Dollars
	(millions)			(thousands)
	2004	2005	2006	2006
NET SALES	¥184,117	¥194,737	¥229,075	$1,957,906
Cost of sales	110,322	113,323	132,897	1,135,872

GROSS PROFIT	73,795	81,414	96,178	822,034
Selling, general and administrative expenses	53,698	52,646	58,726	501,931
Losses (gains) on disposals or sales of property, plant and equipment	(2,379)	1,234	(8,326)	(71,162)
Impairment of long-lived assets	7,780	577	–	–
Transfer to the government of the substitutional portion of pension plan	–	(4,441)	–	–

OPERATING INCOME	14,696	31,398	45,778	391,265

OTHER INCOME (EXPENSES):
Interest and dividend income	869	1,157	1,301	11,120
Interest expense	(605)	(588)	(364)	(3,111)
Exchange gains (losses) on foreign currency transactions, net	(202)	37	(258)	(2,205)
Realized gains on securities, net	555	453	2,918	24,940
Other, net	857	161	(232)	(1,983)

Total	1,474	1,220	3,365	28,761

INCOME BEFORE INCOME TAXES	16,170	32,618	49,143	420,026

PROVISION FOR INCOME TAXES:
Current	8,745	10,071	9,365	80,043
Deferred	(266)	411	(633)	(5,410)

Total	8,479	10,482	8,732	74,633

NET INCOME	¥7,691	¥22,136	¥40,411	$345,393

	Yen			U.S. Dollars
	2004	2005	2006	2006
PER SHARE OF COMMON STOCK AND ADS:
Net income
Basic	¥53.2	¥153.9	¥281.1	$2.40
Diluted	51.9	148.8	281.1	2.40
Cash dividends paid for the year	18.0	24.0	55.0	0.47
The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Yen			U.S. Dollars
	(millions)			(thousands)
	2004	2005	2006	2006
COMMON STOCK:
Beginning balance	¥23,803	¥23,803	¥23,805	$203,462
Conversion of convertible bonds; 1,768 shares in 2005	–	2	–	–

Ending balance	¥23,803	¥23,805	¥23,805	$203,462

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	¥45,419	¥45,421	¥45,430	$388,290
Conversion of convertible bonds	–	2	–	–
Gain on sales of treasury stock	2	7	7	60

Ending balance	¥45,421	¥45,430	¥45,437	$388,350

LEGAL RESERVE:
Beginning balance	¥5,669	¥5,669	¥5,669	$48,453

Ending balance	¥5,669	¥5,669	¥5,669	$48,453

RETAINED EARNINGS:
Beginning balance	¥137,753	¥138,819	¥157,502	$1,346,171
Net income	7,691	22,136	40,411	345,393
Cash dividends	(2,610)	(3,453)	(7,907)	(67,581)
Retirement of treasury stock	(4,015)	–	(3,420)	(29,231)

Ending balance	¥138,819	¥157,502	¥186,586	$1,594,752

ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX:
Beginning balance	¥(25,134)	¥(17,048)	¥(9,249)	$(79,051)
Other comprehensive income for the year	8,086	7,799	14,594	124,735

Ending balance	¥(17,048)	¥(9,249)	¥5,345	$45,684

TREASURY STOCK:
Beginning balance	¥(5,110)	¥(3,316)	¥(3,517)	$(30,060)
Purchases	(2,227)	(208)	(164)	(1,402)
Retirement and sales	4,021	7	3,423	29,257

Ending balance	¥(3,316)	¥(3,517)	¥(258)	$(2,205)

DISCLOSURE OF COMPREHENSIVE INCOME:
Net income for the year	¥7,691	¥22,136	¥40,411	$345,393
Other comprehensive income for the year	8,086	7,799	14,594	124,735

Total comprehensive income for the year	¥15,777	¥29,935	¥55,005	$470,128

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Yen			U.S. Dollars
	(millions)			(thousands)
	2004	2005	2006	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥7,691	¥22,136	¥40,411	$345,393
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	7,963	5,381	5,922	50,615
Deferred income taxes	(266)	411	(633)	(5,410)
Realized gains on securities, net	(555)	(453)	(2,918)	(24,940)
Losses (gains) on disposals or sales of property, plant and equipment	(2,379)	1,234	(8,326)	(71,162)
Impairment of long-lived assets	7,780	577	–	–
Changes in assets and liabilities-
Trade receivables	(1,610)	(1,995)	(5,011)	(42,829)
Inventories	6,193	(9,203)	(8,646)	(73,897)
Trade notes and accounts payables and accrued expenses	3,175	3,069	5,121	43,769
Income taxes payable	2,368	(770)	272	2,325
Accrued retirement and termination benefits	(562)	(4,900)	(346)	(2,957)
Other, net	(857)	1,355	(779)	(6,659)

Net cash provided by operating activities	28,941	16,842	25,067	214,248

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4,494)	(6,655)	(11,383)	(97,291)
Purchases of available-for-sale securities	(26,691)	(20,091)	(19,449)	(166,231)
Purchases of held-to-maturity securities	(8,261)	(1,753)	(1,799)	(15,376)
Proceeds from sales of available-for-sale securities	4,090	2,422	16,750	143,162
Proceeds from maturities of available-for-sale securities	14,100	12,250	17,400	148,718
Proceeds from maturities of held-to-maturity securities	–	13,510	200	1,709
Proceeds from sales of property, plant and equipment	5,154	320	1,012	8,650
Decrease (increase) in time deposits	(1,162)	(38)	6,514	55,675
Cash paid for acquisition of business	–	–	(1,204)	(10,291)
Other, net	2	189	(386)	(3,298)

Net cash provided by (used in) investing activities	(17,262)	154	7,655	65,427

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings	(882)	693	1,073	9,171
Redemption of bonds	–	(12,990)	–	–
Repayment of long-term indebtedness	–	–	(6,150)	(52,564)
Repayment of club members’ deposits	(860)	(209)	(6,375)	(54,487)
Purchases of treasury stock, net	(2,220)	(194)	(154)	(1,316)
Cash dividends paid	(2,610)	(3,453)	(7,907)	(67,581)
Other, net	(24)	(24)	(35)	(300)

Net cash used in financing activities	(6,596)	(16,177)	(19,548)	(167,077)

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Yen			U.S. Dollars
	(millions)			(thousands)
	2004	2005	2006	2006
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	¥(877)	¥(11)	¥496	$4,240

NET CHANGE IN CASH AND CASH EQUIVALENTS	4,206	808	13,670	116,838
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,370	24,576	25,384	216,957

CASH AND CASH EQUIVALENTS, END OF YEAR	¥24,576	¥25,384	¥39,054	$333,795

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for-
Interest	¥605	¥593	¥458	$3,915
Income taxes	6,377	10,841	9,093	77,718

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Amount due seller inconnect with business acquisition	¥–	¥–	¥649	$5,547
Release from obligation for club members’ deposits	–	–	6,461	55,222
Reduction of short-term borrowings and long-term indebtedness by deconsolidation of a subsidiary	–	–	2,177	18,607
The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	DESCRIPTION OF BUSINESS

Makita Corporation (the “Company”) is a recognized leader in manufacture and sale of portable electric power tools. The Company and its consolidated subsidiaries’ main products include impact drivers, circular saws, jig saws, planers, drills, rotary hammers, grinders and slide compound saws. The Company and its consolidated subsidiaries (collectively “Makita”) also manufacture and sell stationary woodworking machines and pneumatic tools as well as garden tools.

Domestic sales in Japan are made by the Company, while overseas sales are made under the Makita or maktec brand name, almost entirely through sales subsidiaries and distributors. Approximately 81.8% of consolidated net sales for the year ended March 31, 2006, were generated from customers outside Japan, with 20.8% from North America, 39.5% from Europe and 21.5% from Asia and other areas.

Makita’s manufacturing and assembly operations are conducted primarily at three plants in Japan and seven plants overseas, located in the United States, Germany, the United Kingdom, Brazil, China (two plants) and Canada.

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

The accompanying consolidated financial statements include the accounts of the Company, all of its majority owned subsidiaries and those variable interest entities where Makita is the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant inter-company balances and transactions have been eliminated in consolidation. Makita currently does not have any consolidated Variable Interest Entities as set out in FIN 46R.

(b)	Foreign Currency Translation

Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation,” overseas subsidiaries’ assets and liabilities denominated in their local foreign currencies are translated at the exchange rate in effect at each fiscal year-end and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The local currencies of the overseas subsidiaries are regarded as their functional currencies. The resulting currency translation adjustments are included in accumulated other comprehensive income in shareholders’ equity.

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

Makita accounts for marketable and investment securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which requires all investments in debt and marketable equity securities to be classified as either trading, available-for-sale securities or held-to-maturity securities. Makita classifies investments in debt and marketable equity securities as available-for-sale, or held-to-maturity securities. Makita does not hold any marketable and investment securities, which are bought and held primarily for the purpose of sale in the near term.

Except for non-marketable equity securities, available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded as a separate component of accumulated other comprehensive income (loss), net of applicable income taxes. Non-marketable equity securities are carried at cost and reviewed periodically for impairment. Held-to-maturity securities are reported at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the amortized cost basis to the fair value as a new cost basis and the amount of the write-down is included in earnings.

Available-for-sale securities are periodically reviewed for other-than-temporary declines on criteria that include the length and magnitude of decline, the financial condition and prospects of the issuer, Makita’s intent and ability to retain the investment for a period of time to allow for recovery in market value and other relevant factors.

Held-to-maturity securities are periodically evaluated for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices or other valuation techniques as appropriate.

Makita classifies marketable securities in current assets which are available for current operations. Other investments are classified as investment securities as a part of non-current investments and other assets in the consolidated balance sheets.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by the average cost method.

(e)	Allowance for Doubtful Receivables

Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)	Inventories

Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method. Makita estimates the obsolescence of inventory based on the difference between the cost of inventory and its estimated market value reflecting certain assumptions about anticipated future demand. The carrying value of inventory is then reduced to account for such obsolescence. Once inventory items are written-down or written-off, such items are not written-up subsequently. All existing and anticipated modifications to product models are evaluated against on-hand inventories, and are adjusted for potential obsolescence.

(g)	Property, Plant and Equipment and Depreciation

For the Company, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 10 years to 50 years for buildings and improvements and from 3 years to 10 years for machinery and equipment. The cost and accumulated depreciation and amortization applicable to assets retired are removed from the accounts and any resulting gain or loss is recognized. Betterments, renewals and extraordinary repairs that extend the life of the assets are capitalized. Other maintenance and repair costs are expensed as incurred.

Depreciation expense for the years ended March 31, 2004, 2005 and 2006 amounted to ¥7,692 million, ¥5,175 million and ¥5,710 million, respectively, which included amortization of capitalized lease equipment.

Certain leased buildings, improvements, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2005 and 2006, was as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2005	2006	2006
Aggregate cost	¥677	¥656	$5,607
Accumulated amortization	533	510	4,359

(h)	Goodwill and Other Intangible Assets

Makita follows the provisions of SFAS No. 141 and SFAS No. 142. SFAS No. 141, “Business Combinations” requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142, “Goodwill and Other Intangible Assets” eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested for impairment based on its fair value until its life would be determined to no longer be indefinite. In connection with the impairment evaluation, SFAS No. 142 requires Makita to perform an assessment of whether there is an indication that goodwill is impaired. To accomplish this, Makita identifies its reporting units, determines the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and intangible assets to those reporting units, and determines the fair value of each reporting unit.

(i)	Environmental Liabilities

Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(j)	Research and Development Costs and Advertising Costs

Research and development costs, included in selling, general and administrative expenses in the consolidated statements of income, are expensed as incurred and totaled ¥4,377 million, ¥ 4,446 million and ¥4,826 million ($41,248 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

Advertising costs are also expensed as incurred and totaled ¥3,797 million, ¥4,381 million and ¥5,138 million ($43,915 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

(k)	Shipping and Handling Costs

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income. Shipping and handling costs were ¥4,418 million, ¥5,305 million and ¥6,774 million ($57,897 thousand) for the years ended March 31, 2004, 2005and 2006, respectively.

(l)	Income Taxes

Makita accounts for income taxes in accordance with the provision of SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years the temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m)	Product Warranties

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

(n)	Pension Plans

Makita accounts for pension plans in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions.” Under SFAS No. 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses to be recognized in the consolidated financial statements in the future periods. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets. In such cases, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

(o)	Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflects the potential dilution computed on the basis that all convertible bonds had been converted at the beginning of the year or at the time of issuance unless they were antidilutive.

(p)	Impairment of Long-Lived Assets

Makita accounts for impairment of long lived assets with finite useful lives in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” Long-lived assets, such as property, plant and equipment, and certain intangible assets subject to amortization, are reviewed for impairment whenever events or charges in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flow. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by independent third party appraisal, projected discounted cash flows or other valuation techniques as appropriate. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(q)	Derivative Financial Instruments

Makita conforms to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Makita recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair values. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and on the type of hedging relationship.

Makita employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options, interest rate swaps and currency swap agreements to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Makita dose not use derivatives for speculation or trading purpose. Changes in the fair value of derivatives are recorded each period in current earnings depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in operations.

(r)	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Makita has identified the following areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, determination of an allowance for doubtful receivables, impairment of long-lived assets, realizability of deferred income tax assets, the determination of unrealized losses on securities for which the decline in market value is considered to be other than temporary, the actuarial assumptions on retirement and termination benefit plans and valuation of inventories.

(s)	Revenue Recognition

Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. Makita believes the foregoing conditions are satisfied upon shipment or delivery of the product depending on the terms of the sales arrangement.

Makita sells its products outside of Japan directly to retail customers pursuant to sales contracts and purchase orders. Within Japan, the Company mainly utilizes wholesalers, which in turn, provide the products to their associated retail customers. Arrangements with wholesalers are subject to customary terms and conditions evidenced by signed contractual arrangements. The use of wholesalers is a customary point of sale business practice in Japan for which many companies across multiple industries participate.

Makita recognizes revenue to its wholesale customers upon shipment. Makita believes recognition of revenue at this point is appropriate because (i) the title and risk of loss passes to the wholesaler upon shipment of a product to the wholesaler; (ii) Makita is not contractually obligated nor has Makita accepted returns of the product historically from the wholesaler other than in the event of product defect; (iii) payment terms are established consistent with Makita’s normal payment terms for all other customers; (iv) payment terms are not linked contractually nor practically to the payment of the wholesalers invoices by its retail customers and; (v) sales incentives are offered directly to wholesalers under terms and conditions similar to arrangements offered to other customers and are in no way established to provide relief in lieu of returned products.

Furthermore, Makita periodically reviews readily available financial statements and other market data on certain of its wholesale customers in order to assess their overall financial viability for the purposes of establishing credit limits. Within Japan, the Company also requires on average, two months worth of estimated sales be held in the form of cash collateral with an independent third party or that the Company be granted a security interest in the wholesaler’s assets of an equivalent value.

Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertisings and cash discounts, and are accounted for in accordance with the Emerging Issues Task Force Issue No. 01-9 (“EITF 01-9”), “Accounting for Consideration by a Vendor to a Customer (including a Reseller of vendor’s product).”

Volume-based rebates are provided to customers only if customers attain a pre-determined cumulative level of revenue transactions within a specified period of one year or less. Liabilities for volume-based rebates are recognized with a corresponding reduction of revenue for the expected sales incentive at the time the related revenue is recognized, and are based on the estimation of sales volume reflecting the historical performance of individual customers.

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

When repairs are made and charged to customers, the revenue from this source is recognized when the repairs have been completed and the item is shipped to the customer.

(t)	New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new statement requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for the year ended March 31, 2007. Makita does not expect the adoption of SFAS No. 151 will have a material impact on its consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29.” SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Non-monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2006. Makita does not expect the adoption of SFAS No. 153 will have a material impact on its consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3,“Reporting Accounting Changes in Interim Financial Statements,” and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005

In June 2005, the FASB issued FASB Staff Position (FSP) FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”). FSP 143-1 provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”), adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive’s adoption into law by the applicable EU member countries. Makita does not expect the adoption of FSP 143-1 will have a material impact on its consolidated results of operations and financial condition.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. Makita does not expect the adoption of FSP 115-1 will have a material impact on its consolidated results of operations and financial condition.

(u)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2006.
4.	TRANSLATION OF FINANCIAL STATEMENTS

Solely for the convenience of readers, the accompanying consolidated financial statement amounts for the year ended March 31, 2006, are also presented in U.S. Dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥117 to US$1 at March 31, 2006. This translation should not be construed as a representation that the amounts shown could be or could have been converted into United States dollars at the rate.

5.	INVENTORIES

Inventories as of March 31, 2005 and 2006 comprised the following:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2005	2006	2006
Finished goods	¥53,425	¥64,121	$548,043
Work in process	1,844	2,338	19,983
Raw materials	10,734	13,362	114,205

	¥66,003	¥79,821	$682,231

6.	IMPAIRMENT OF LONG LIVED ASSETS

In December 2003, in connection with the ongoing strategic revenue growth and cost cutting initiatives, specifically including an evaluation of its corporate wide marketing, promotional activities, the cost benefit relationship therefrom, and the continued rationalization of certain personnel related costs, Makita made a decision to no longer consider a golf course owned by a consolidated subsidiary, Joyama Kaihatsu, Ltd., as a corporate asset and to curtail utilizing such golf course for promotional, entertainment and employee welfare purposes. As a result of this decision, Makita performed an impairment analysis by considering cash flows expected to be generated from the golf course on a stand alone basis and recorded an impairment charge of ¥ 5,996 million to reduce the carrying value to its estimated fair value, as determined on a discounted cash flow basis.

On May 7, 2005, the Nagoya District Court confirmed a civil rehabilitation plan for Joyama Kaihatsu, Ltd. On May 31, 2005, upon confirmation of the civil rehabilitation plan, Makita transferred its ownership interests in Joyama Kaihatsu, Ltd., to a third party. In connection with this ownership transfer, Makita recorded a gain on sale of the golf course of ¥ 8,479 million including the release from its obligation for club membership deposits of ¥ 6,461 million in the consolidated income statement in the year ended March 31, 2006.

During the year ended March 31, 2004, Makita made a decision to sell a part of its production facility in the United Kingdom rather than holding it for future use. As a result of this decision, Makita recorded an impairment charge of ¥243 million, based on the expected sales value less cost to sell the facility.

The Company, as part of its facilities integration and cost cutting plans, decided to vacate a certain research and development facility in Japan and a related administrative facility during the year ended March 31, 2004, and a certain information technology facility (collectively the “Facility”) during the year ended March 31, 2005. The Company intends to continue to hold the Facility as is for the foreseeable future considering the expected difficulty in identifying a buyer with operating plans commensurating with the present zoning requirements. As discussed above, the Facility was principally used as a research and development facility and provides training and information technology services. The current zoning regulations require that the buyer utilize the Facility on a substantially same basis. Therefore, the combination of the limitations imposed by the zoning rules and the fact that the Facility is located in a rural, non industrial section of Japan has caused management to determine that the recoverable value on an as-is basis will most likely be limited to the estimated fair value of the land.

As a result of the decision to vacate the Facility, the Company performed an impairment assessment pursuant to the provisions of SFAS No. 144 and recorded an impairment charge of ¥1,541 million and ¥577 million for the years ended March 31, 2004 and 2005, respectively. This impairment charge reduced the carrying value of the administrative facility to its estimated fair value of ¥316 million in the year ended March 31, 2004 and the technology facility to ¥196 million in the year ended March 31, 2005. The estimated fair value of ¥316 million and ¥196 million represents the fair value of the land as determined by a third party appraiser considering the estimated net cash flows from effecting the sale to a third party purchaser. The carrying value of the building has been reduced to zero on the basis that the Company anticipates no future use from the Facility and the expectation of realizing only the value of the land upon sale. Presently, the Company has not decided how and when to dispose of the Facility. In addition, the Company currently has no plans regarding the use of the vacated Facility and as a result, the Company does not expect any future cash flows from the Facility.

7.	MARKETABLE SECURITIES AND INVESTMENT SECURITIES

Marketable securities and investment securities consisted of available-for-sale securities and held-to-maturity securities.

The cost, gross unrealized holding gains and losses, fair value and carrying amount for such securities by major security type as of March 31, 2005 and 2006, were as follows:

	Yen (millions)
		Gross Unrealized
		Holding
					Carrying
As of March 31, 2005	Cost	Gains	Losses	Fair value	Amount
Available-for-sale:
Marketable securities:
Japanese and foreign government debt securities	¥100	¥1	¥–	¥101	¥101
Corporate and bank debt securities	5,580	151	1	5,730	5,730
Investments in trusts	48,391	1,098	14	49,475	49,475
Marketable equity securities	1,403	1,129	–	2,532	2,532

	¥55,474	¥2,379	¥15	¥57,838	¥57,838

Investment securities:
Corporate and bank debt securities	¥1,594	¥20	¥–	¥1,614	¥1,614
Investments in trusts	645	94	–	739	739
Marketable equity securities	7,837	9,481	7	17,311	17,311
Non-marketable equity securities (carried at cost)	590	–	–	590	590

	¥10,666	¥9,595	¥7	¥20,254	¥20,254

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	¥100	¥–	¥–	¥100	¥100

	¥100	¥–	¥–	¥100	¥100

Investment securities:
Japanese government debt securities	¥300	¥2	¥–	¥302	¥300
Japanese corporate debt securities	1,552	2	5	1,549	1,552

	¥1,852	¥4	¥5	¥1,851	¥1,852

Total marketable securities	¥55,574	¥2,379	¥15	¥57,938	¥57,938

Total investment securities	¥12,518	¥9,599	¥12	¥22,105	¥22,106

	Yen (millions)
		Gross Unrealized
		Holding
					Carrying
As of March 31, 2006	Cost	Gains	Losses	Fair value	Amount
Available-for-sale:
Marketable securities:
Japanese and foreign government debt securities	¥1	¥–	¥–	¥1	¥1
Corporate and bank debt securities	4,376	77	78	4,375	4,375
Investments in trusts	36,874	1,691	57	38,508	38,508
Marketable equity securities	1,496	2,093	–	3,589	3,589

	¥42,747	¥3,861	¥135	¥46,473	¥46,473

Investment securities:
Corporate and bank debt securities	¥42	¥–	¥–	¥42	¥42
Investments in trusts	666	109	–	775	775
Marketable equity securities	10,334	16,466	–	26,800	26,800
Non-marketable equity securities (carried at cost)	572	–	–	572	572

	¥11,614	¥16,575	¥–	¥28,189	¥28,189

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	¥1,300	¥–	¥–	¥1,300	¥1,300

	¥1,300	–	–	1,300	1,300

Investment securities:
Japanese government debt securities	¥300	¥–	¥3	¥297	¥300
Japanese corporate debt securities	1,950	–	122	1,828	1,950

	¥2,250	¥–	¥125	¥2,125	¥2,250

Total marketable securities	¥44,047	¥3,861	¥135	¥47,773	¥47,773

Total investment securities	¥13,864	¥16,575	¥125	¥30,314	¥30,439

	U.S. Dollars (thousands)
		Gross Unrealized
		Holding
					Carrying
As of March 31, 2006	Cost	Gains	Losses	Fair value	Amount
Available-for-sale:
Marketable securities:
Japanese and foreign government debt securities	$9	$–	$–	$9	$9
Corporate and bank debt securities	37,402	658	667	37,393	37,393
Investments in trusts	315,162	14,453	487	329,128	329,128
Marketable equity securities	12,786	17,889	–	30,675	30,675

	$365,359	$33,000	$1,154	$397,205	$397,205

Investment securities:
Corporate and bank debt securities	$358	$–	$–	$358	$358
Investments in trusts	5,692	932	–	6,624	6,624
Marketable equity securities	88,325	140,735	–	229,060	229,060
Non-marketable equity securities (carried at cost)	4,889	–	–	4,889	4,889

	$99,264	$141,667	$–	$240,931	$240,931

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	$11,111	$–	$–	$11,111	$11,111

	$11,111	$–	$–	$11,111	$11,111

Investment securities:
Japanese government debt securities	$2,564	$–	$25	$2,539	$2,564
Japanese corporate debt securities	16,667	–	1,043	15,624	16,667

	$19,231	$–	$1,068	$18,163	$19,231

Total marketable securities	$376,470	$33,000	$1,154	$408,316	$408,316

Total investment securities	$118,495	$141,667	$1,068	$259,094	$260,162

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by the fund managers of the trust banks. As of March 31, 2005 and 2006, each fund consisted of marketable equity securities and interest-bearing bonds.

The following table shows our investments’ gross unrealized holding losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2006.

	Yen (millions)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
		Holding		Holding
As of March 31, 2006	Fair value	Losses	Fair value	Losses
Available-for-sale:
Marketable securities:
Corporate and bank debt securities	¥1,374	¥78	¥–	¥–
Investments in trusts	3,792	57	–	–

	¥5,166	¥135	¥–	¥–

Held-to-maturity:
Investment securities
Japanese government debt securities:	297	3	–	–
Japanese corporate debt securities:	¥1,828	¥122	¥–	¥–

	¥2,125	¥125	¥–	¥–

	U.S. Dollars (thousands)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
		Holding		Holding
As of March 31, 2006	Fair value	Losses	Fair value	Losses
Available-for-sale:
Marketable securities:
Corporate and bank debt securities	$11,744	$667	$–	$–
Investments in trusts	32,410	487	–	–

	$44,154	$1,154	$–	$–

Held-to-maturity:
Investment securities
Japanese government debt securities:	2,539	25	–	–
Japanese corporate debt securities:	$15,624	$1,043	$–	$–

	$18,163	$1,068	$–	$–

Maturities of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2006, regardless of their balance sheet classification, were as follows:

Maturities of debt securities based on Cost as of March 31, 2006

	Yen (millions)			U.S. Dollars (thousands)
	Available-	Held-to-		Available-	Held-to-
	for-sale	maturity	Total	for-sale	maturity	Total
Due within one year	¥2,925	¥1,300	¥4,225	$25,000	$11,111	$36,111
Due after one to five years	30	1,650	1,680	256	14,103	14,359
Due after five to ten years	100	600	700	855	5,128	5,983
Due after ten years	1,364	–	1,364	11,658	–	11,658

Total	¥4,419	¥3,550	¥7,969	$37,769	$30,342	$68,111

Maturities of debt securities based on Fair Value as of March 31, 2006

	Yen (millions)			U.S. Dollars (thousands)
	Available-	Held-to-		Available-	Held-to-
	for-sale	maturity	Total	for-sale	maturity	Total
Due within one year	¥3,002	¥1,300	¥4,302	$25,658	$11,111	$36,769
Due after one to five years	30	1,631	1,661	256	13,940	14,196
Due after five to ten years	94	494	588	803	4,223	5,026
Due after ten years	1,292	–	1,292	11,043	–	11,043

Total	¥4,418	¥3,425	¥7,843	$37,760	$29,274	$67,034

Gross realized gains on sales of marketable securities and investment securities for the years ended March 31, 2004, 2005 and 2006 amounted to ¥862 million and ¥543 million and ¥437 million ($3,736 thousand), respectively. Effective October 1, 2005, UJF Holdings Co., Ltd., and Mitsubishi Tokyo Financial Group Co., Ltd., completed a merge in which, the shares of common stock owned by the Company in UFJ Holdings were exchanged for shares of common stock of the newly merged entity, Mitsubishi UFJ Financial Group Co., Ltd. As a result of this merger and common share exchange, the Company realized a gain on securities of ¥2,528 million ($21,606 thousand) for the year ended March 31, 2006. Gross realized losses, which included the gross realized losses considered as other than temporary, during the years ended March 31, 2004, 2005 and 2006 amounted to ¥307 million, ¥90 million and ¥47 million ($402 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on marketable securities and investment securities of which declines in market value are considered to be other than temporary were charged to earnings as realized losses on securities, amounting to ¥279 million, ¥82 million and ¥47 million ($402 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively. Proceeds from the sales and maturities of available-for-sale securities were ¥18,190 million, ¥14,672 million and ¥34,150 million ($291,880 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively. Proceeds from the held-to-maturity securities were ¥13,510 million and ¥200 million ($1,709 thousand) for the years ended March 31, 2005 and 2006, respectively.

8.	ACQUISITIONS

To strengthen its position in the automatic nailer business as a comprehensive supplier of tools for professional use, Makita acquired the automatic nailer business of Kanematsu-NNK Corporation (the “Business”) on January 1, 2006 for total cash consideration of ¥1,853 million ($15,838 thousand) including direct acquisition costs of which, ¥649 million was unpaid and included in other payables in the accompanying consolidated balance sheet at March 31, 2006 and which was paid in April 2006.

The Company used the purchase method of accounting to account for the acquisition of the Business. Accordingly, the financial position and the results of the operation of the Business are included in the accompanying consolidated financial statements from the acquisition date. The financial position and the results of the operation of the Business are included in the Japan segment in Note 19. The Company has allocated the purchase price based on the fair value of the tangible and intangible assets acquired and liabilities assumed. The excess of purchase price compared to the fair value of the net assets acquired (the “Goodwill”) was ¥779 million ($6,658 thousand) as of March 31, 2006. The Goodwill is deductible for Japanese tax purpose.

In connection with this acquisition, intangible assets of the Business comprised patents of ¥179 million ($1,530 thousand), which were estimated to have a remaining useful life of 8 years, and customer relationships of ¥135 million ($1,154 thousand), which were estimated to have a remaining useful life of 10 years. These assets were recorded and presented as other intangible assets, net in the accompanying consolidated balance sheets.

Had the operating result of the Business been included as if the transaction had been consummated on April 1, 2005, the pro forma operating results for the Company for the year ended March 31, 2006 would not have been materially different.

9.	INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2004, 2005 and 2006 were as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2004	2005	2006	2006
Income before income taxes:
Domestic	¥3,237	¥15,837	¥26,895	$229,872
Foreign	12,933	16,781	22,248	190,154

	¥16,170	¥32,618	¥49,143	$420,026

Provision for income taxes:
Current-
Domestic	¥5,264	¥5,121	¥3,171	$27,103
Foreign	3,481	4,950	6,194	52,940

	8,745	10,071	9,365	80,043

Deferred-
Domestic	26	589	(166)	(1,419)
Foreign	(292)	(178)	(467)	(3,991)

	(266)	411	(633)	(5,410)

Consolidated provision for income taxes	¥8,479	¥10,482	¥8,732	$74,633

Total income taxes were allocated as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2004	2005	2006	2006
Provision for income taxes	¥8,479	¥10,482	¥8,732	$74,633
Shareholders’ equity:
Foreign currency translation adjustments	(458)	945	272	2,325
Net unrealized holding gains on available-for-sale securities	4,168	60	3,363	28,744
Minimum pension liability adjustment	4,392	3,403	1,360	11,623

	¥16,581	¥14,890	¥13,727	$117,325

As a result of the enactment of an amendment to the Japanese local tax law on March 31, 2003, the effective tax rate used for the calculation of deferred income tax assets and liabilities was reduced from 41.4% to 40.2% for the year ended March 31, 2003, and increased from 40.2% to 40.3% for the year ended March 31, 2004. The effect of this tax rate change for the year ended March 31, 2004 was an ¥11 million increase to total tax expense. For the years ended March 31, 2005 and 2006, residual tax effects of ¥168 million and ¥336 million ($2,872 thousand) previously recorded in accumulated other comprehensive income (minimum pension liability adjustments) were released and recorded as a reduction to income tax expense in the consolidated statements of income as a result of the elimination of the minimum pension liability adjustment.

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 7.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.3% for the years ended March 31, 2005 and 2006.

A reconciliation of the combined statutory income tax rates to the effective income tax rates is as follows:

	Year ended March 31,
	2004	2005	2006
Combined statutory income tax rate in Japan	41.4%	40.3%	40.3%
Non-deductible expenses	0.6	0.6	0.6
Non-taxable dividends received	(0.2)	(0.1)	(0.2)
Change in valuation allowance	15.3	(2.1)	(11.3)
Impact of advance pricing agreement finalization	(1.3)	–	–
Effect of changes in enacted tax rate	0.1	(0.5)	(0.7)
Tax sparing impact	(1.8)	(5.5)	(3.5)
Effect of the foreign tax rate differential	(1.3)	(2.8)	(6.7)
Other, net	(0.4)	2.2	(0.7)

Effective income tax rate	52.4%	32.1%	17.8%

According to the provisions of the tax treaties which have been concluded between Japan and 15 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 15 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction was provided. The Company applied such “tax sparing” mainly to China with the indicated tax reduction effect. The effect of the “tax sparing” resulted in decrease of tax expense by ¥292 million or 1.8%, ¥1,790 million or 5.5% and ¥1,706 million or 3.5% ($14,701 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

The net change in the total valuation allowance for the year ended March 31, 2004, was an increase of ¥2,134 million, which was mainly caused by 100% valuation allowance against deferred income tax assets on the impairment loss on long-lived assets of the subsidiary that operates a golf course in Japan. This increase in valuation allowance, offset by a decrease due to the tax sparing and other miscellaneous adjustments, had the effect of increasing Makita’s effective tax rate by 11.0% to the effective tax rate of 52.4% from the statutory tax rate of 41.4% for the year ended March 31, 2004. The net change in the total valuation allowance for the year ended March 31, 2005, was a decrease of ¥617 million, which was mainly caused by a decrease in net operating losses carry forwards of certain consolidated subsidiaries. In addition to this decrease in valuation allowance, a decrease in tax sparing and other miscellaneous adjustments had the affect of decreasing Makita’s effective tax rate by 8.2% to the effective tax rate of 32.1% from the statutory tax rate of 40.3% for the year ended March 31, 2005. In 2006, following the completion of the civil rehabilitation proceedings and the sale of the golf course business, previously unrecognized deferred tax asset were realized in connection with the gain on sale of golf course business and the related valuation allowance of ¥ 5,782 million ($48,957 thousand) was reversed. Makita also provided a valuation allowance of ¥ 402 million ($3,436 thousand) against deferred tax assets that existed at the beginning of the year because it was determined that such assets were not more likely than not to be realized in future years. As a consequence, the net change in the total valuation allowance for the year ended March 31, 2006 was a decrease of ¥5,238 million ($ 44,769 thousand), net of effect of translation, resulting in a reduction of income tax expense. This decrease in valuation allowance as well as a decrease due to the tax sparing and other miscellaneous adjustments had affect of decreasing Makita’s effective tax rate by 22.5% to the effective rate of 17.8% from the statutory tax rate of 40.3% for the year ended March 31, 2006.

The significant components of deferred income tax expense attributable to income before income taxes for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2004	2005	2006	2006
Deferred tax expense (exclusive of the effects of other components below)	¥(282)	¥619	¥(1,035)	$(8,846)

Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	16	–	–	–

Increase (decrease) in beginning-of-the-year balance of the valuation allowance for deferred tax assets	–	(208)	402	3,436

	¥(266)	¥411	¥(633)	$(5,410)

Significant components of deferred income tax assets and liabilities as of March 31, 2005 and 2006, were as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2005	2006	2006
Deferred income tax assets:
Marketable securities and investment securities	¥2,432	¥1,071	$9,154
Accrued retirement and termination benefits and other accrued expenses	407	256	2,188
Minimum pension liability	1,193	170	1,453
Inventories	1,331	1,764	15,077
Property, plant and equipment	7,647	1,750	14,957
Accrued payroll	1,951	1,989	17,000
Net operating loss carryforwards	854	868	7,419
Other	949	1,153	9,855

Total gross deferred income tax assets	16,764	9,021	77,103
Valuation allowance	(8,211)	(2,973)	(25,410)

	¥8,553	¥6,048	$51,693

Deferred income tax liabilities:
Undistributed earnings of overseas subsidiaries	¥(3,128)	¥(791)	$(6,761)
Unrealized gain on available-for-sale securities	(4,817)	(8,181)	(69,923)
Property, plant and equipment	(942)	(809)	(6,915)
Other	(101)	(7)	(59)

Total gross deferred income tax liabilities	¥(8,988)	¥(9,788)	$(83,658)

Net deferred income tax liabilities	¥(435)	¥(3,740)	$(31,965)

Net deferred income taxes are recorded in the consolidated balance sheets as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2005	2006	2006
Deferred income taxes
Current assets	¥3,831	¥3,661	$31,291
Investment and other assets	390	698	5,966
Current liabilities	(118)	(176)	(1,504)
Long-term liabilities	(4,538)	(7,923)	(67,718)

	¥(435)	¥(3,740)	$(31,965)

In assessing the realizability of deferred income tax assets, Makita considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss carryforwards are utilized. Makita considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, Makita believes it is more likely than not that the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance, will be realized. The actual amount of the deferred income tax assets realizable, however, would be reduced if estimates of future taxable income during the carryforward period were not achieved. The valuation allowance principally relates to the tax effects of net operating losses recorded by certain subsidiaries.

As of March 31, 2006, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥1,827 million ($15,615 thousand) which are available to reduce future income taxes. The net operating losses will expire as follows:

	Yen	U.S. Dollars
	(millions)	(thousands)
Within 5 years	¥425	$3,632
6 to 20 years	–	–
Indefinite periods	1,402	11,983

	¥1,827	$15,615

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries in the total amount of ¥44,524 million ($380,547 thousand) as of March 31, 2006 because Makita considers these earnings to be permanently reinvested, and calculation of the unrecognized deferred tax liabilities is not practicable.

10.	RETIREMENT AND TERMINATION BENEFIT PLANS

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

Until June, 2004, the domestic contributory plan was composed of a corporate defined benefit portion established by the Company and a substitutional portion based on benefits prescribed by the Japanese government (similar to social security benefits in the United States). The Company has been exempted from contributing to the Japanese Pension Insurance program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through a domestic contributory plan arrangement. The plan assets of the domestic contributory plan are invested and managed as a single portfolio for the entire domestic contributory plan and are not separately attributed to the substitutional and corporate portions. In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the domestic contributory plan to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer is required to make periodic contributions to the Japanese Pension Insurance program, and the Japanese government is responsible for all benefit payments. The corporate portion of the domestic contributory plan continues to exist exclusively as a corporate defined benefit pension plan. The Company accounted for the transfer in accordance with EITF 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” As specified in EITF 03-02, the entire separation process is accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”

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

As a result of the transfer, the Company recognized a subsidy from the Japanese government equal to the difference between the fair value of the obligation deemed “settled” with the Japanese government and the assets required to be transferred to the government in the amount of ¥ 9,128 million in the first fiscal quarter ended June 30, 2004. In addition, the Company recognized a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total employee’s pension fund obligation immediately prior to the settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain or loss immediately prior to the settlement, which amounted to ¥ 4,687 million. This resulting net gain of ¥4,441 million is included in operating income for the year ended March 31, 2005.

Effective April 1, 2004, the Company’s employee pension plan was amended by a new defined benefit plan that provides benefits based on length of service and other factors in a manner similar to the predecessor defined benefit plan, however, at a reduced rate. The reduction in the pension benefit obligation as of the effective date in the amount of ¥3,089 million was accounted for as a negative plan amendment and is included in prior service cost which are being amortized into net periodic pension costs over the weighted average remaining service period of the plan participants.

The net periodic pension costs (benefit) of the defined benefit plans for the years ended March 31, 2004, 2005 and 2006 consisted of the following components:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2004	2005	2006	2006
Service cost-benefit earned during the year	¥1,671	¥1,332	¥1,565	$13,376
Interest cost on projected benefit obligation	1,225	852	776	6,632
Expected return on plan assets	(643)	(590)	(635)	(5,427)
Amortization of prior service cost	14	(176)	(153)	(1,308)
Recognized actuarial loss	975	518	482	4,120
Net gain resulting from transfer to the government of the substitutional portion of pension plan	–	(4,441)	–	–

Net periodic pension costs (benefit)	¥3,242	¥(2,505)	¥2,035	$17,393

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2005	2006	2006
Change in benefit obligation:
Benefit obligation at beginning of year	¥54,899	¥35,853	$306,436
Service cost	1,332	1,565	13,376
Interest cost	852	776	6,632
Employees’ contributions	25	27	231
Plan amendments	(3,089)	–	–
Curtailment	–	(32)	(274)
Actuarial losses	(120)	(239)	(2,042)
Transfer to the government of the substitutional portion of pension plan	(17,276)	–	–
Business acquired	–	530	4,530
Benefits paid	(938)	(1,027)	(8,778)
Foreign exchange impact	168	127	1,086

Benefit obligation at end of year	35,853	37,580	321,197

Change in plan assets:
Fair value of plan assets at beginning of year	32,981	28,289	241,786
Actual return on plan assets	836	5,099	43,581
Employer contributions	2,354	2,265	19,359
Employees’ contributions	25	27	231
Transfer to the government of the substitutional portion of pension plan	(7,082)	–	–
Business acquired	–	131	1,120
Benefits paid	(843)	(926)	(7,915)
Foreign exchange impact	18	37	317

Fair value of plan assets at end of year	28,289	34,922	298,479

Funded status	(7,564)	(2,658)	(22,718)
Unrecognized net actuarial loss	11,051	5,867	50,145
Prior service cost not yet recognized in net periodic benefit cost	(3,357)	(3,141)	(26,846)
Unrecognized net transition obligation being recognized over 19 years	139	78	667

Net amount recognized	¥269	¥146	$1,248

Amounts recognized in the consolidated balance sheets consisted of;
Accrued benefit cost	¥(5,126)	¥(2,901)	$(24,795)
Prepaid benefit cost	2,399	2,599	22,214
Intangible assets	23	–	–
Accumulated other comprehensive loss, before income taxes	2,973	448	3,829

Net amount recognized	¥269	¥146	$1,248

Measurement date

The Company uses a December 31 measurement date for the majority of its plans.

Assumptions

The weighted-average assumptions used to determine benefit obligations at March 31, 2005 and 2006, were as follows:

	2005	2006
Discount rate	2.2%	2.2%
The assumed rate of increase in future compensation levels	3.3%	3.3%
The weighted-average assumptions used to determine net periodic pension cost for each of the years in the three-year period ended March 31, 2006, were as follows:

	2004	2005	2006
Discount rate	2.1%	2.2%	2.2%
Assumed rate of increase in future compensation levels	2.3%	2.3%	3.3%
Expected long-term rate of return on plan assets	2.0%	2.1%	2.3%
Makita determines the discount rate based on long-term high quality fixed income debt securities that have the same maturity period as the period over which pension benefits are expected to be settled. In addition, Makita also takes into account estimates with respect to future changes that are expected by management in the interest rates on its debt securities when determining the discount rate.

Makita determines the expected long-term rate of return on plan assets based on the expected long-term return of the various asset categories in which the plan invests considering the current expectations for future returns and actual historical returns.

Plan Assets

The benefit plan weighted-average asset allocations at March 31, 2005, and 2006, by asset category were as follows:

	2005	2006
Asset Category
Equity securities	43.9%	54.6%
Debt securities	36.6	30.8
Real estate	4.5	1.2
Life insurance company general accounts	11.8	9.7
Other	3.2	3.7

	100.0%	100.0%

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

Equity securities include common stock of Makita in the amount of ¥4 million ($34 thousand) at March 31, 2006.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Yen		U.S. Dollars
	(millions)		(thousands)
	2005	2006	2006
Projected benefit obligation	¥35,401	¥2,548	$21,778

Accumulated benefit obligation	30,564	2,464	21,060
Fair value of plan assets	28,289	328	2,803

An accumulated benefit obligation in excess of plan assets	2,275	2,136	18,257
Cash flows

Contributions

Makita expects to contribute ¥3,101 million ($26,504 thousand) to its domestic and foreign defined benefit plan in the year ending March 31, 2007.

Estimated future benefit payments

The following benefits payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)
2007	¥1,369	$11,701
2008	1,960	16,752
2009	1,937	16,556
2010	1,851	15,821
2011	1,906	16,291
2012-2016	9,019	77,085
Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥249 million, ¥227 million and ¥216 million ($1,846 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

The Company has unfunded retirement allowance programs for the Directors and the Statutory Auditors. Under such programs, the aggregate amount set aside as retirement allowances for the Directors and the Statutory Auditors was ¥477 million and ¥490 million as of March 31, 2005 and 2006, respectively, and is included in other liabilities in the accompanying balance sheets. The payment to the Directors and the Statutory Auditors are subject to shareholders approval.

11.	SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

As of March 31, 2005 and 2006, short-term borrowings consisted of the following:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2005	2006	2006
Bank borrowings	¥1,968	¥1,638	$14,000
Current maturities of long-term indebtedness	7,092	90	769

Total	¥9,060	¥1,728	$14,769

Short-term borrowings, excluding current maturities of long-term indebtedness, amounting to ¥1,968 million and ¥1,638 million ($14,000 thousand) as of March 31, 2005 and 2006, respectively, consisted primarily of bank borrowings denominated in foreign currencies by overseas subsidiaries. As of March 31, 2005 and 2006, the weighted average interest rate on the borrowings was 6.1% and 9.8%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for immediate short-term borrowings without restrictions amounting to ¥21,509 million and ¥22,208 million ($189,812 thousand) as of March 31, 2005 and 2006, respectively.

As of March 31, 2005 and 2006, long-term indebtedness consisted of the following:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2005	2006	2006
3.3% (weighted average rate) unsecured loans from banks and insurance companies in yen, due September and November 2005	¥6,205	¥–	$–
0.6% (weighted average rate) unsecured loans from Japanese companies, due May 2005	800	–	–
Capital lease obligations (see Note 3(g))	175	194	1,658

Total	7,180	194	1,658
Less- Current maturities included in short-term borrowings	(7,092)	(90)	(769)

	¥88	¥104	$889

In accordance with SFAS No. 133, changes in fair values of fixed rate long-term indebtedness, amounting to ¥205 million as of March 31, 2005, which are effectively hedged by using derivative instruments, are reflected in the carrying value of long-term indebtedness in the accompanying consolidated balance sheets. During the year ended March 31, 2006, the long-term indebtedness was redeemed and therefore no interest rate swaps were outstanding at March 31, 2006. There were no covenants or cross default provisions under the Company’s financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2006 are as summarized below:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)
2007	¥90	$769
2008	37	316
2009	27	231
2010	20	171
2011	11	94
2012 and thereafter	9	77

	¥194	$1,658

12.	CLUB MEMBERS’ DEPOSITS

Makita’s club members’ deposits as of March 31, 2005, consisted of deposits from individuals who were members of the Castle Hill Country Club, owned and operated by Joyama Kaihatsu Ltd., a subsidiary of the Company. On April 11, 2005, the Nagoya District Court approved the civil rehabilitation plan for Joyama Kaihatsu, Ltd., including its repayment obligation of the club members’ deposits and such plan was confirmed on May 7, 2005. On May 31, 2005, Makita transferred its ownership interests in Joyama Kaihatsu, Ltd., to a third party. In connection with the ownership transfer, Makita paid ¥6,375 million ($54,487 thousand), and was released from its obligation for club member deposits of ¥6,461 million ($55,222 thousand) in the year ended March 31, 2006. Please see Note 6.

13.	SHAREHOLDERS’ EQUITY

The Japanese Commercial Code (“the Code”) provides that an amount equal to at least 10% of cash dividends and other distributions from retained earning paid by the Company be appropriate as a legal reserve. No further appropriation is required when the total amount of the legal reserve and additional paid-in capital equals 25% of common stock. The Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the stated capital, the amount of the excess (if any ) is available for appropriations by the resolution of the shareholders. Legal reserves as of March 31, 2005 and 2006 were ¥5,669 million ($48,453 thousand), and were restricted from being used as dividends. Further, the Code provides that at least one-half of the proceeds from shares issued be included in common stock.

On June 29, 2004, the shareholders of the Company resolved to amend the Company’s Articles of Incorporation to permit the Company’s Board of Directors to authorize a repurchase of the Company’s shares of common stock. At the Board of Directors’ meeting held on February 17, 2006, the Company decided to retire treasury stock pursuant to the provisions of Article 212 of the Code. 4,000,000 shares of treasury stock were retired during the fiscal year ended March 31, 2006.

The Code provides that cash dividends may be approved semiannually by the resolution of the annual general shareholders’ meeting after the end of each fiscal year or by the declaration of the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each fiscal year or interim six-month period. At the general meeting to be held on June 29, 2006, the shareholders will be asked to approve the declaration of a cash dividend (¥38 per share) on the common stock totaling 5,461 million ($46,675 thousand), which will be paid to shareholders of record as of March 31, 2006. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2006.
The amount of retained earnings legally available for dividend distribution is that recorded in the Company’s non-consolidated books and amounted to ¥122,972 million ($1,051,043 thousand) as of March 31, 2006.

The Corporate Act, which has been in force since May 1, 2006 (“the Act”), requires a company to obtain the approval of shareholders for transferring on amount between capital and additional paid-in capital. The Act also permits a company to transfer an amount of capital or additional paid-in capital to legal reserve or retained earnings mainly upon approval of shareholders.

14.	OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of March 31, 2004, 2005 and 2006, was as follows:

	Yen			U.S.Dollars
	(millions)			(thousands)
	2004	2005	2006	2006
Foreign currency translation adjustments:
Beginning balance	¥(13,022)	¥(17,582)	¥(14,486)	$(123,812)
Adjustments for the year	(4,560)	3,096	8,443	72,162

Ending balance	¥(17,582)	¥(14,486)	¥(6,043)	$(51,650)

Net unrealized holding gains on available-for-sale securities:

Beginning balance	¥478	¥6,592	¥6,680	$57,094
Adjustments for the year	6,114	88	4,986	42,615

Ending balance	¥6,592	¥6,680	¥11,666	$99,709

Minimum pension liability adjustment:
Beginning balance	¥(12,590)	¥(6,058)	¥(1,443)	$(12,333)
Adjustments for the year	6,532	4,615	1,165	9,958

Ending balance	¥(6,058)	¥(1,443)	¥(278)	$(2,375)

Total accumulated comprehensive income (loss):
Beginning balance	¥(25,134)	¥(17,048)	¥(9,249)	$(79,051)
Adjustments for the year	8,086	7,799	14,594	124,735

Ending balance	¥(17,048)	¥(9,249)	¥5,345	$45,684

Tax effects allocated to each component of other comprehensive income (loss) and adjustments were as follows:

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
As of March 31, 2004
Foreign currency translation adjustment	¥(5,018)	¥458	¥(4,560)
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during the year	10,837	(4,393)	6,444
Less- Reclassification adjustment for gains realized in net income	(555)	225	(330)

Net unrealized gains	10,282	(4,168)	6,114
Minimum pension liability adjustment	10,924	(4,392)	6,532

Other comprehensive income	¥16,188	¥(8,102)	¥8,086

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
As of March 31, 2005
Foreign currency translation adjustment	¥4,041	¥(945)	¥3,096
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during the year	601	(243)	358
Less- Reclassification adjustment for gains realized in net income	(453)	183	(270)

Net unrealized gains	148	(60)	88
Minimum pension liability adjustment	8,018	(3,403)	4,615

Other comprehensive income	¥12,207	¥(4,408)	¥7,799

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
As of March 31, 2006
Foreign currency translation adjustment	¥8,715	¥(272)	¥8,443
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during the year	11,267	(4,539)	6,728
Less- Reclassification adjustment for gains realized in net income	(2,918)	1,176	(1,742)

Net unrealized gains	8,349	(3,363)	4,986
Minimum pension liability adjustment	2,525	(1,360)	1,165

Other comprehensive income	¥19,589	¥(4,995)	¥14,594

	U.S. Dollars (thousands)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
As of March 31, 2006
Foreign currency translation adjustment	$74,487	$(2,325)	$72,162
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during the year	96,299	(38,795)	57,504
Less- Reclassification adjustment for gains realized in net income	(24,940)	10,051	(14,889)

Net unrealized gains	71,359	(28,744)	42,615
Minimum pension liability adjustment	21,581	(11,623)	9,958

Other comprehensive income	$167,427	$(42,692)	$124,735

15.	EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic and diluted earnings per share computations is as follows:

	Yen			U.S. Dollars
Numerator	(millions)			(thousands)
	2004	2005	2006	2006
Net income available to common share holders – Basic	¥7,691	¥22,136	¥40,411	$345,393
Effect of dilutive common shares:
1.5% unsecured convertible bonds, due March, 2005	119	117	–	–

Net income available to common share holders– Diluted	¥7,810	¥22,253	¥40,411	$345,393

Denominator	Number of shares
Weighted average common shares outstanding – Basic	144,682,696	143,844,383	143,736,927
Dilutive effect of:
1.5% unsecured convertible bonds, due and fully repaid in March, 2005	5,749,811	5,748,927	–

Weighted average common shares outstanding – Diluted	150,432,507	149,593,310	143,736,927

	Yen			U.S. Dollars
Earnings per share:
Basic	¥53.2	¥153.9	¥281.1	$2.40
Diluted	51.9	148.8	281.1	2.40

16.	COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2006, the Company was contingently liable as a guarantor for housing and education loans to employees in the amount of ¥14 million ($120 thousand). The Company will be required to satisfy the outstanding loan commitments of certain employees in the event those employees are not able to fulfill their repayment obligations. The fair value of the liabilities for the Company’s obligations under the guarantees described above as of March 31, 2006, was insignificant.

Makita was contingently liable for trade notes receivable discounted with banks of ¥653 million ($5,581 thousand) as of March 31, 2006 in the event notes issuers are not able to fulfill their payment obligations. The fair value of the liabilities for the Company’s obligations described above as of March 31, 2006, was insignificant.

Makita’s purchase obligations, mainly for raw materials, were ¥ 6,373 million ($54,470 thousand) as of March 31, 2006.

Makita is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Makita’s consolidated financial position, results of operations, or cash flows.

Makita made rental payments of ¥1,745 million, ¥1,796 million and ¥1,714 million ($14,650 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2004, 2005 and 2006, respectively. The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2006, were as follows:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)
2007	¥546	$4,667
2008	401	3,427
2009	275	2,350
2010	166	1,419
2011	86	735
2012 and thereafter	206	1,761

	¥1,680	$14,359

Makita generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. The change in accrued product warranty cost for the years ended March 31, 2004, 2005 and 2006 is summarized as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2004	2005	2006	2006
Balance at beginning of year	¥693	¥667	¥804	$6,872
Addition	529	830	853	7,291
Utilization	(532)	(728)	(779)	(6,658)
Foreign exchange impact	(23)	35	50	427

Balance at end of year	¥667	¥804	¥928	$7,932

17.	DERIVATIVES AND HEDGING ACTIVITIES
(a)	Risk management policy

Makita is exposed to market risks, such as changes in currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts, currency swaps, currency options and interest rate swaps utilized by the Company and certain of its consolidated subsidiaries to reduce these risks. Makita does not use derivative instruments for trading or speculation purpose.

Makita is also exposed to a risk of credit-related losses in the event of nonperformance by counter parties to the financial instrument contracts; however it is not expected that any counter parties will fail to meet their obligations, because the contracts are diversified among a number of major internationally recognized credit worthy financial institutions.

(b)	Foreign currency exchange rate risk management

Makita operates internationally, giving rise to significant exposures to market risks from changes in foreign exchange rates, and enters into forward exchange contracts, currency swaps and currency options to hedge the foreign currency exposure.

These derivative instruments are principally intended to protect against foreign exchange exposure related to intercompany transfer of inventories and financing activities. The fair values of these derivative instruments as of March 31, 2005 and 2006 of ¥30 million and ¥48 million ($410 thousand) were recorded as assets and ¥387 million and ¥258 million ($2,205 thousand) in liabilities, respectively, and changes in their fair values for the years ended March 31, 2005 and 2006 amounting to a loss of ¥732 million and a gain of ¥147 million ($1,256 thousand), respectively, were recorded in exchange gains (losses) on foreign currency transactions.

(c)	Interest rate risk management

Makita executes financing and investing activities through the Company and its financial subsidiary, Euro Makita Corporation B.V. (“EMC”). To manage the variability in the fair values of fixed rate long-term indebtedness, time deposit and fixed rate debt securities caused by fluctuations in interest rates, the Company and EMC enter into interest rate swaps as a fair value hedge.

As of March 31, 2005, EMC had interest rate swaps with a fair value of ¥205 million, which have been designated as fair value hedges of underlying long-term indebtedness with fixed interest rates and were recorded as current assets. Changes in fair values of both the hedging interest rate swaps and the underlying long-term indebtedness were recorded as equal and offsetting gains and losses in other income (expenses). There was no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended March 31, 2005, as the critical terms of the interest rate swaps match the terms of the hedged long-term indebtedness. During the year ended March 31, 2006, the long-term indebtedness was redeemed and therefore the fair value hedge interest rate swaps related to EMC were not outstanding at March 31, 2006.

The Company and EMC had interest rate swaps with a fair value of ¥7 million as of March 31, 2005, and the Company had interest rate swaps with a fair value of ¥5 million ($43 thousand) as of March 31, 2006. These interest swaps have been designated as fair value hedges of underlying time deposit and investment securities with fixed interest rates and were recorded as current liabilities. As the interest rate swaps do not meet hedge accounting criteria, the changes in fair value of the hedging interest rate swaps which amounted to a loss of ¥19 million and an gain of ¥2 million ($17 thousand) were recorded in earnings and classified in other income (expenses) for the years ended March 31, 2005 and 2006, respectively.
18.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and significant assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a fair value:
(a)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Short-term Borrowings, Trade Notes and Accounts Payable, Other payables, and Other Accrued Expenses
The carrying amount approximates fair value because of the short maturities of those instruments.

(b)	Long-term Time Deposits The fair value is estimated by discounting future cash flows using the current rates that Makita would be offered for deposits with similar terms and remaining maturities.

(c)	Marketable Securities and Investment Securities
The fair value of marketable securities is estimated based on quoted market prices. For other investments such as non-marketable securities, since there are no quoted market prices existing, a reasonable estimation of a fair value could not be made without incurring excessive cost. Non-marketable securities amounted to ¥590 million and ¥572 million ($4,889 thousand) as of as of March 31, 2005 and 2006, respectively.

(d)	Long-term Indebtedness
The fair value of long-term indebtedness is present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturities.

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

The estimated fair value of the financial instruments was as follows:

	Yen				U.S. Dollars
	(millions)				(thousands)
	2005		2006		2006
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Marketable securities	¥57,938	¥57,938	¥47,773	¥47,773	$408,316	$408,316
Investment securities	22,106	22,105	30,439	30,314	260,162	259,094
Long-term time deposits	2,322	2,316	2,006	2,006	17,145	17,145
Long-term indebtedness including current maturities	(7,180)	(6,530)	(194)	(194)	(1,658)	(1,658)
Club members’ deposits	(12,836)	(6,375)	–	–	–	–
Interest rate swap agreements:
Assets	205	205	–	–	–	–
Liabilities	(7)	(7)	(5)	(5)	(43)	(43)
Foreign currency contracts:
Assets	23	23	31	31	265	265
Liabilities	(160)	(160)	(101)	(101)	(863)	(863)
Currency swaps:
Assets	5	5	17	17	145	145
Liabilities	(216)	(216)	(157)	(157)	(1,342)	(1,342)
Currency option contracts:
Assets	2	2	–	–	–	–
Liabilities	(11)	(11)	–	–	–	–
(h)	Limitation

The fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and are matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19.	OPERATING SEGMENT INFORMATION

The operating segments presented below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company’s chief operating decision maker. The Company’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to the segments.

During the three years ended March 31, 2004, 2005, 2006, Makita’s operating structure included the following geographical operating segments: Japan Group, North America Group, Europe Group, Asia Group, and Other Group.

Makita evaluates the performance of each operating segment based on U.S. generally accepted accounting principles.

Segment Products and Services
Makita is a manufacturer and wholesaler of electric power tools and other tools. The operating segments derive substantially all their revenues from the sale of electric power tools and parts and repairs.

Year ended March 31, 2004

	Yen
	(millions)
		North					Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥48,413	¥41,699	¥67,110	¥6,612	¥20,283	¥184,117	¥–	¥184,117
Intersegment	40,633	3,978	4,726	22,364	123	71,824	(71,824)	–

Total	¥89,046	¥45,677	¥71,836	¥28,976	¥20,406	¥255,941	¥(71,824)	¥184,117

Operating expenses	¥87,594	¥44,958	¥64,358	¥26,048	¥19,061	¥242,019	¥(72,598)	¥169,421
Operating income	1,452	719	7,478	2,928	1,345	13,922	774	14,696
Long-lived assets	35,701	3,610	6,386	6,176	1,257	53,130	(165)	52,965
Identifiable assets	230,165	29,037	69,908	28,526	16,364	374,000	(95,884)	278,116
Depreciation and amortization	4,804	1,163	1,044	824	172	8,007	(44)	7,963
Capital expenditures	1,958	256	1,149	1,266	273	4,902	(408)	4,494
Year ended March 31, 2005

	Yen
	(millions)
		North					Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥50,955	¥38,607	¥75,864	¥7,378	¥21,933	¥194,737	¥–	¥194,737
Intersegment	47,786	3,583	5,802	34,937	168	92,276	(92,276)	–

Total	¥98,741	¥42,190	¥81,666	¥42,315	¥22,101	¥287,013	¥(92,276)	¥194,737

Operating expenses	¥82,826	¥40,580	¥71,541	¥37,389	¥21,146	¥253,482	¥(90,143)	¥163,339
Operating income	15,915	1,610	10,125	4,926	955	33,531	(2,133)	31,398
Long-lived assets	33,023	3,431	6,993	6,858	2,686	52,991	(167)	52,824
Identifiable assets	224,099	30,627	79,309	31,713	19,141	384,889	(94,985)	289,904
Depreciation and amortization	2,729	668	1,057	794	186	5,434	(53)	5,381
Capital expenditures	1,966	589	1,289	1,483	1,544	6,871	(216)	6,655

Year ended March 31, 2006

	Yen
	(millions)
		North					Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥53,788	¥47,979	¥91,249	¥8,645	¥27,414	¥229,075	¥–	¥229,075
Intersegment	57,826	4,321	6,306	43,979	181	112,613	(112,613)	–

Total	¥111,614	¥52,300	¥97,555	¥52,624	¥27,595	341,688	¥(112,613)	¥229,075

Operating expenses	¥87,468	¥50,437	¥85,505	¥46,162	¥25,048	¥294,620	¥(111,323)	¥183,297
Operating income	24,146	1,863	12,050	6,462	2,547	47,068	(1,290)	45,778
Long-lived assets	36,578	3,732	7,529	9,170	2,371	59,380	(177)	59,203
Identifiable assets	243,553	44,814	85,858	42,275	21,556	438,056	(112,018)	326,038
Depreciation and amortization	2,917	656	1,217	923	269	5,982	(60)	5,922
Capital expenditures	6,398	620	1,549	2,537	426	11,530	(147)	11,383
Year ended March 31, 2006

	U.S. Dollars
	(thousands)
		North					Corporate and
	Japan	America	Europe	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	$459,726	$410,077	$779,906	$73,889	$234,308	$1,957,906	$–	$1,957,906
Intersegment	494,239	36,932	53,897	375,889	1,547	962,504	(962,504)	–

Total	$953,965	$447,009	$833,803	$449,778	$235,855	$2,920,410	$(962,504)	$1,957,906

Operating expenses	$747,589	$431,086	$730,811	$394,547	$214,086	$2,518,119	$(951,478)	$1,566,641
Operating income	206,376	15,923	102,992	55,231	21,769	402,291	(11,026)	391,265
Long-lived assets	312,633	31,897	64,350	78,376	20,265	507,521	(1,512)	506,009
Identifiable assets	2,081,650	383,026	733,829	361,325	184,239	3,744,069	(957,419)	2,786,650
Depreciation and amortization	24,932	5,607	10,402	7,889	2,299	51,129	(514)	50,615
Capital expenditures	54,684	5,299	13,239	21,684	3,641	98,547	(1,256)	97,291
Long-lived assets shown above consist of property, plant and equipment.

Transfers between segments are made at estimated arm’s-length prices. No single external customer accounted for 10% or more of Makita’s net sales for each of the years ended March 31, 2004, 2005 and 2006.

Segment information is determined by the location of the Company and its relevant subsidiaries.

Makita’s current revenues from external customers by each group of products are set forth below.

	(Yen millions, except for percentage amounts)						U.S. Dollars
	Consolidated Net Sales by Product Categories						(thousands)
	Year ended March 31,
	2004		2005		2006		2006
Portable woodworking tools	¥34,452	18.7%	¥34,507	17.7%	¥37,890	16.5%	$323,846
Portable general purpose tools	98,176	53.3	105,736	54.3	128,215	56.0	1,095,855
Stationary woodworking machines	1,711	1.0	1,573	0.8	2,009	0.9	17,171
Other products	19,548	10.6	21,763	11.2	26,696	11.7	228,171
Parts, repairs and accessories	30,230	16.4	31,158	16.0	34,265	14.9	292,863

Total	¥184,117	100.0%	¥194,737	100.0%	¥229,075	100.0%	$1,957,906

20.	RELATED PARTY TRANSACTIONS

One of the Company’s consolidated subsidiaries has long-term borrowings from Maruwa Co., Ltd. (“Maruwa”), for which a director of the Company and certain of his family members have a majority of the voting rights. The amount of these borrowings was ¥500 million as of March 31, 2004, and 2005. In 2005, the Nagoya District Court approved a civil rehabilitation plan for the subsidiary, and it was released from its obligation for the long-term borrowings of ¥501 million ($4,282 thousand), including accrued interest. In addition, the transactions between Makita and Maruwa for the year ended March 31, 2004, and 2005, amounted to ¥3 million for interest on the subsidiary’s borrowings and ¥2 million for advertising expenses. For the year ended March 31, 2006, advertising expenses amounted to ¥2 million.

The Company’s purchases of raw materials and production equipment from Toa Co., Ltd., for which a director of the Company and certain of his family members have a majority of the voting rights, were ¥199 million and ¥215 million, respectively, during the year ended March 31, 2004, ¥55 million and ¥145 million, respectively, during the year ended March 31, 2005, and ¥11 million and ¥211 million, respectively, during the year ended March 31, 2006. The accounts payable of the Company related to these transactions were ¥79 million as of March 31, 2004, ¥19 million as of March 31, 2005, and ¥10 million as of March 31, 2006.
The president of Toyoda Machine Works Ltd. was elected as an outside director of the Company as of June 29, 2005. The Company’s purchases of raw materials and production equipment from Toyoda Machine Works Ltd. were ¥4 million from July 1 to December 31, 2005. The outside director became a vice president of JTEKT Corporation, which was formed as the result of a business combination between Toyoda Machine Works Ltd. and Koyo Seiko Co., Ltd., occurring on January 1, 2006, became an outside director of the Company. The Company’s purchases of raw materials and production equipment from JTEKT Corporation, were ¥33 million and ¥118 million, respectively, from January 1, 2006 to March 31, 2006. The accounts payable by the Company related to these transactions were ¥53 million as of March 31, 2006.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Japanese Yen (millions)
		Additions
	Balance at	Charged to	Charged to	Deductions		Balance at
	beginning	costs and	other	from	Translation	end of
Descriptions	of year	expenses	Accounts	reserves	adjustments	year
2004:
Allowance for doubtful receivables	1,456	136	–	(135)	(111)	1,346
Deferred income tax assets valuation allowance	6,694	2,938	–	(459)	(345)	8,828
2005:
Allowance for doubtful receivables	1,346	98	–	(326)	60	1,178
Deferred income tax assets valuation allowance	8,828	234	–	(929)	78	8,211
2006:
Allowance for doubtful receivables	1,178	114	–	(356)	80	1,016
Deferred income tax assets valuation allowance	8,211	698	–	(6,228)	292	2,973