Form 20-F
period 2007-03-31
MAKITA CORP
filed 2007-09-28
CIK 202467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007

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

	Outstanding as of
	March 31, 2007	March 31, 2007
Title of Class	(Tokyo time)	(New York time)
Common Stock, excluding 307,481 shares of Treasury Stock	143,701,279

American Depositary Shares, each representing one share of Common Stock		2,485,634
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
Large accelerated filer ☑       Accelerated filer ☐      Non-accelerated filer☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐      Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes       ☑ No

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. For example, “fiscal 2007” or “FY 2007” refers to the twelve-month period ended March 31, 2007. All other references to years refer to the applicable calendar year.
All information contained in this annual report is as of March 31, 2007 unless otherwise specified.
In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥118 = U.S.$1.00, the approximate exchange rate of the noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2007. On June 9, 2007 the noon buying rate for yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥123.34= $1.00.
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
By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons. Such risks and uncertainties are generally set forth in Item 3.D “Risk Factors” of this Form 20-F and include but not limited to:
•	The levels of construction activities and capital investments in its markets
•	Fluctuations in currency exchange rates
•	Intense competition in global power tools market for professional use
•	Makita’s ability to develop attractive products
•	Geographic concentration of Makita’s main facilities
•	Makita’s overseas activities and entry into overseas markets
•	Failure to maintain cooperative relationship with significant customers
•	Failure to deliver materials or parts required for production as scheduled
•	Procurement of raw materials or their escalating prices
•	Product liability litigation or recalls
•	Fluctuations in stock market prices
•	Failure to protect intellectual property right or infringing the intellectual property of third parties
•	Environmental or other government regulations
•	Failure to protect intellectual property rights unintentional infringements of the intellectual property of third parties
•	The effects of attestation on internal control over financial reporting expressed by the Company’s auditors

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

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable
Item 2. Offer Statistics and Expected Timetable
Not applicable
Item 3. Key Information
A. Selected financial data
The following data for each of the five fiscal years ended March 31, 2007 have been derived from Makita’s audited consolidated financial statements. They should be read in conjunction with Makita’s audited consolidated balance sheets as of March 31, 2006 and 2007, the related consolidated statements of income, shareholder’s equity and cash flows for each of the three years ended March 31, 2007, and the notes thereto that appear elsewhere in this annual report. Makita’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and were included in its Japanese Securities Reports filed with the Director of the Kanto Local Finance Bureau.

	Yen					U.S. Dollars
	(millions )					(thousands)
	Fiscal year ended March 31,
Income Statement Data:	2003	2004	2005	2006	2007	2007
Net sales	¥175,603	¥184,117	¥194,737	¥229,075	¥279,933	$2,372,314
Operating income	12,468	14,696	31,398	45,778	48,176	408,271
Net income	6,723	7,691	22,136	40,411	36,971	313,314

Net income per share of Common stock and per						U.S.
ADS:	Yen					Dollars
Basic	45.3	53.2	153.9	281.1	257.3	2.18
Diluted	44.2	51.9	148.8	281.1	257.3	2.18

	Yen					U.S. Dollars
	(millions )					(thousands)
	Fiscal year ended March 31,
Balance Sheet Data:	2003	2004	2005	2006	2007	2007
Total assets	¥278,600	¥278,116	¥289,904	¥326,038	¥368,494	$3,122,831
Cash and cash equivalents, time deposits and marketable securities	64,083	92,616	91,189	88,672	102,211	866,195
Net working capital	141,759	147,822	149,666	181,808	212,183	1,798,161
Short-term borrowings	2,892	14,128	9;060	1,728	1,892	16,034
Long-term indebtedness	19,843	7,364	88	104	53	449
Common stock	23,803	23,803	23,805	23,805	23,805	201,737
Treasury stock	(5,110)	(3,316)	(3,517)	(258)	(298)	(2,525)
Shareholders’ equity	182,400	193,348	219,640	266,584	302,675	2,565,042
Total number of shares outstanding	145,967,876	143,893,191	143,777,607	143,711,766	143,701,279	143,701,279

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

	(Japanese Yen per U.S. $1.00)
Fiscal year ended March 31,	High	Low	Average	Year-end
2003	115.71	133.40	121.94	118.07
2004	104.18	120.55	113.07	104.18
2005	102.26	114.30	107.47	107.22
2006	104.41	120.93	113.15	117.48
2007	110.07	121.81	116.92	117.56
2008 (through September 24, 2007)	113.43	124.09	119.40	114.92

	(Japanese Yen per U.S. $1.00)
2007	April	May	June	July	August	September (until 24)
High	117.69	119.77	121.08	118.41	113.81	113.43
Low	119.84	121.79	124.09	123.34	119.76	116.21
On September 24, 2007 the noon buying rate for yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥114.92 = U.S. $1.00
Cash dividends declared per share of common stock and per ADS:

	Yen		U.S. Dollars
Fiscal year ended March 31,	Interim	Year-end	Interim	Year-end
2003	9.0	9.0	0.07	0.07
2004	9.0	13.0	0.09	0.11
2005	11.0	36.0	0.10	0.34
2006	19.0	38.0	0.16	0.32
2007	19.0	55.0	0.16	0.47
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
The demand for power tools, Makita’s main products, is affected to a large extent by the levels of construction activities and capital investments in the relevant regions. Generally speaking, the levels of construction activities and capital investment depend largely on the economic conditions in the market. As a result, when economic conditions weaken in the principal markets for Makita’s activities, including Japan, Europe, North America, Asia, Central and South America, the Middle East, Africa, and Oceania, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.
Currency exchange rate fluctuations may adversely affect Makita’s financial results.
The functional currency for all of Makita’s significant foreign operations is the local currency. The results of transactions denominated in local currencies of Makita’s subsidiaries around the world are translated into yen using the average market conversion rate during each financial period. Assets and liabilities denominated in local currencies are converted into yen at the rate prevailing at the end of each financial period. As a result, Makita’s operating results, assets, liabilities and shareholders’ equity are affected by fluctuation in values of the Japanese yen against these local currencies. In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the U.S. dollar, the euro, and the yen, Makita engages in hedging transactions. However, medium-to-long-term fluctuations of exchange rates may make it difficult for Makita to execute procurement, production, logistics, and sales activities as planned and may have an adverse impact on Makita’s consolidated financial condition and results of operations.
Makita faces intense competition in the global market for its power tools for professional use.
The global market for power tools for professional use is highly competitive. Factors that affect competition in the markets for Makita’s products include the quality, functionality of products, technological developments, the pace of new product development, price, reliability, durability, after-sales service and the rise of new competitors. While Makita strives to ensure its position as a leading international supplier of power tools for professional use, there is no guarantee that it will be able to compete effectively in the future. If Makita is unable to compete effectively, it may lose market share and its earnings may be adversely affected. Moreover, if Makita is unable to compete effectively, Makita’s sales volumes may decrease and inventories may increase, resulting in a downward pressure on the prices for Makita’s products, which in turn could have an adverse impact on Makita’s consolidated financial condition and results of operations.
If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.
Makita’s principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the strong reputation of the MAKITA brand, both of which depend in part on Makita’s ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer able to quickly develop new products that meet the changing needs of the market for high-end, professional users, it may have an adverse impact on Makita’s consolidated financial condition and results of operations.

Geographic concentration of Makita’s main facilities may have adverse effects on Makita’s business activities.
Makita’s principal management functions, including its headquarters, and the companies on which it relies for supplying major parts are located in Aichi Prefecture (“Aichi”), Japan. Makita’s manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, collectively account for approximately 80% of Makita’s total production volume on a consolidated basis during the year under review. Due to this geographic concentration of Makita’s major functions, including plants and other operations in Japan and China, Makita’s performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita’s facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, emerging infectious diseases, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, Makita’s consolidated financial condition and results of operations may be adversely affected.
Makita’s overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita’s business activities.
Makita derives a majority of its sales in markets located outside of Japan, including Europe, North America, Asia, Oceania, the Middle East, Central and South America, and emerging markets such as Russia and Eastern Europe. During the year under review, approximately 83% of Makita’s consolidated net sales were derived from products sold overseas. The high percentage of overseas sales gives rise to a number of risks. If such risks occur, they may have a material adverse impact on Makita’s consolidated financial condition and results of operations. Such risks include the following:
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
Makita’s production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. Purchases of production-use materials from Chinese manufacturers have increased in recent years. When launching new products, sales commencement dates can slip if Chinese manufacturing technology does not satisfy our demands, or if it takes an inordinate amount of time in order to satisfy our demands. There is a concern that this can result in lost sales opportunities. Makita purchases some of its component parts from sole suppliers. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. In the event that any of these suppliers cannot deliver the required quality and quantity of parts on schedule, this will have an adverse effect on Makita’s production schedules and cause a delay in Makita’s own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have a detrimental effect on Makita’s consolidated financial condition and results of operations.
When the procurement of raw materials used by Makita becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.
In manufacturing power tools, Makita purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts. In recent years, demand for these materials in China and the rest of the world has risen substantially, and some suppliers are experiencing a shortage of capacity. Under these circumstances, if the Makita is unable to obtain the necessary quantities of these materials, this may have an effect on production schedules. In addition, the shortage of capacity among suppliers is a factor leading to increased prices of production materials. If the Makita experiences increases in prices of production materials, greater than what can be absorbed by increased productivity or through other internal efforts and prices of final products cannot be raised sufficiently, such circumstance may have a detrimental impact on the performance and financial position of the Makita.
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
Makita holds certain Japanese equities and equity-linked financial products and records these securities as marketable securities and investment securities on its consolidated financial statements. The values of these investments are influenced by fluctuations in the quoted market prices. A significant depreciation in the value of these securities will have an adverse impact on Makita’s consolidated financial condition and results of operations.
Makita may be unable to protect its intellectual property rights and could suffer significant liabilities, litigation costs or licensing expenses or be prevented from selling its products if it is infringing the intellectual property of third parties.
Makita relies on patents, utility models, design rights, trademarks and copyrights obtained in various countries to actively protect its proprietary rights. However, in general, it is difficult for Makita to detect, and investigate, the products believed to infringe its intellectual property rights and therefore Makita cannot ensure that its intellectual property rights will provide meaningful protection of its proprietary rights. In addition, Makita may be unknowingly infringing the intellectual property rights of third parties and may be held responsible for that infringement, which may require Makita to pay significant damages or license fees or modify its products or processes, stop making products or stop using processes. If such risks occur, they may have a material adverse impact in Makita’s consolidated financial condition and results of operations.
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

Investor confidence and the value of Makita’s ADRs and ordinary shares may be adversely impacted if Makita’s management concludes that Makita’s internal control over financial reporting is not effective or if Makita’s independent registered public accounting firm is unable to provide adequate attestation over the adequacy of the internal control over Makita’s financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002
The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report in its Annual Report that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. If Makita’s management concludes that Makita’s internal control over financial reporting is not effective, or if Makita’s independent registered public accounting firm is not satisfied with Makita’s internal control over its financial reporting or the level at which its controls are documented, designed, operated or reviewed, and declines to attest to management’s assessment or issues a report that is qualified, there could be an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of Makita’s financial statements, which ultimately could negatively impact the market price of Makita’s ADRs and ordinary shares.
Item 4. Information on the Company
A. History and development of the Company
The Company traces its origin to an electrical repair workshop founded in Nagoya in 1915 and was incorporated under the Commercial Code of Japan on December 10, 1938 under the name of Makita Electric Works, Ltd. as a joint stock corporation. Under the presidency of Mr. Jujiro Goto, Makita commenced the manufacture of electric power tools in 1958 and, by 1969, had reached its present leading position in the Japanese market. In 1970, the Company decided to take advantage of the large potential for growth in overseas markets for its products and established its first subsidiary in the United States. Since then, Makita has expanded its export activity and has established other overseas subsidiaries. In April 1991, the Company changed its name from Makita Electric Works, Ltd. to Makita Corporation. In April 1995, Makita established a holding company in the United Kingdom to better coordinate the overall activities of its European subsidiaries. At present, Makita sells its products in over 150 countries around the world.
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
As a result, the number of consolidated subsidiaries is 45.
Makita presently manufactures power tools in eight countries globally: Japan, China, the United Kingdom, the United States, Germany, Brazil, Canada and Romania. During this fiscal year, Makita expanded production capacity of its China factory by constructing another new building. In addition, starting in April 2007, a new factory in Romania commenced productions which should have the effect of reducing foreign exchange risks, and de-concentrating, the current high production volume in China and to seek stable supply capacity for the growing European market. Makita financed these investments through internal sources.

On March 20, 2007, Makita announced that it would, through a tender offer and a series of subsequent procedures, acquire all of the issued and outstanding shares of Fuji Robin Industries Ltd., or Fuji Robin. By the close of the tender offer on May 15, 2007, Makita had acquired 10,279,375 shares of Fuji Robin at a price of ¥260 per share for an aggregate purchase price of approximately ¥2.7 billion, bringing its total shareholding in Fuji Robin to 11,579,375 shares, or 89.35%. On May 25, 2007, Makita entered into a share exchange agreement with Fuji Robin to acquire all of the remaining shares of Fuji Robin effective August 1, 2007, and Makita’s Board of Directors resolved to approve such share exchange. Under the terms of the share exchange agreement, Makita issued 0.059 shares of its common stock in return for each remaining Fuji Robin share. A total of 81,456 Makita shares held by Makita as treasury stock was delivered in connection with the share exchange. Following the effectiveness of the share exchange, Fuji Robin’s name was changed to Makita Numazu Corporation.
Fuji Robin’s principal activity is to manufacture engines, agricultural and forestry machinery, construction machinery and firefighting pumps. Fuji Robin also engages in the wholesale of these products and supplies. For the fiscal year ended March 31, 2007, Fuji Robin had net sales under Japanese GAAP of ¥11,138 million, operating income of ¥52 million, ordinary profit of ¥37 million and posted a net loss of ¥138 million. Makita’s purpose for acquiring Fuji Robin is to strengthen its lineup of gardening and engine-powered gardening tools.
Makita Corporation’s registered office is located at 3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan, and its telephone number is +81-566-98-1711.
B. Business overview
Makita’s principal activity is the manufacturing and sale of a wide range of power tools for professional users worldwide. Makita’s power tools consist of drills, grinders and sanders and portable woodworking tools, primarily saws and planers. Makita also produces gardening and household products and provides parts, repairs and accessory. For the fiscal year ended March 31, 2007, approximately 83% of Makita’s sales were outside of Japan. Makita estimates that most of its sales worldwide were made to commercial and professional users such as those engaged in timber and metal processing, carpentry, and concrete and masonry works.
Makita focuses on creating user and environment-friendly products that enhance the work environment, and have features such as low vibration, low noise and dust concentration.
Products
The following table sets forth Makita’s consolidated net sales by product categories for the periods presented:
Effective FY 2007, the following changes were made to product group classifications.
Makita specializes in power tools manufacturing and sales, as a single line of business, and conducts its business globally. Until FY 2006, we classified our power tools into “Portable woodworking tools” and “Portable general purpose tools.” However, this classification based on the type of materials on which the power tools are used is no longer appropriate, due to the ongoing diversification of building materials, and the fact that “Portable woodworking tools” and “Portable general purpose tools” are increasingly becoming a single line of business. In addition, demand for “Stationary woodworking machines,” a product group classification used until FY 2006, is declining due mainly to changes in Japanese construction methods, contributing less than 1%, in terms of Makita’s net sales in and after FY 2006. For these reasons, “Portable woodworking tools,” “Portable general purpose tools,” and “Stationary woodworking machines” were recategorized as “Power tools,” effective FY 2007. In addition, the product group formerly classified as “Other products” was changed to “Gardening and Household Products” based on the mainstay products in that product category.

	(millions of yen, except for percentage amounts)						U.S. Dollars
	Consolidated Net Sales by Product Categories						(thousands)
	Fiscal year ended March 31,
	2005		2006		2007		2007
Power Tools	¥142,477	73.2%	¥171,376	74.8%	¥210,894	75.3%	1,787,237
Gardening and Household Products	21,102	10.8%	23,434	10.2%	28,123	10.0%	238,331
Parts, repairs and accessories	31,158	16.0%	34,265	15.0%	40,916	14.7%	346,746

Total	194,737	100.0%	229,075	100.0%	279,933	100.0%	2,372,314

Power Tools
Power Tools consist mainly of drills, grinders and sanders, rotary hammers, hammer drills, demolition hammers and electric breakers, cordless impact drivers, circular saws, slide compound saws, and cutters.
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
Rotary hammers, which are used exclusively on concrete in the construction industry, are equipped with a rotary function, but can also be used as ordinary hammers. Hammer drills are equipped with a hammering function, but can also be used as conventional drills; these drills are used principally on metal and masonry in the civil engineering and electrical contracting industries. Demolition hammers and electric breakers are used for shattering hard surfaces, principally concrete. Makita believes it is making strong contributions, especially in Europe, to improving the working environment by combining Makita’s proprietary low vibration mechanisms with hammers, hammer drills, demolition hammers, and electric breakers to meet the strong demand for drilling holes in stone and concrete, and for other uses.
Cordless impact drivers are particularly in high demand across Japanese construction sites. In February 2005, Makita introduced cordless impact drivers powered by lithium-ion batteries instead of conventional nickel- metal-hydride batteries for the first time in the industry. Cordless impact drivers employing lithium-ion batteries are smaller and lighter, and batteries last much longer. Combined with Makita’s proprietary Optimum Charging System, this new product has been well received within Japan by professional users. The Optimal Charge System communicates with individual batteries, when charging, and recognizes the use history of each battery, and analyzes the condition, such as heating of a battery, over-discharging, or weakening through cycle age. This is Makita’s original technology, which can prolong the life of a battery through optimal and gradual charge carrying out “Active Current Control,” “Active Thermal Control”, and “Active Voltage Control” based the analysis result gathered at the time of charge. It marks a strong addition to our Japanese product line-up of new 14.4V cordless power tools powered by lithium-ion batteries including cordless circular saws, cordless angle grinders, cordless nailers, cordless four-mode impact drivers, cordless hammer drills, cordless percussion drills, and cordless recipro saws. Makita began offering cordless power tools powered by lithium-ion batteries in the United States through major home centers in the fall of 2005. In addition to 14.4V cordless power tools available in Japan and the United States, Makita offers 18V Combo kits of cordless drills, cordless percussion drills, cordless circular saws, and cordless lights for users in the United States demanding, more powerful tools. Makita is also rolling out its 18V cordless power tools powered by lithium–ion batteries across major European markets since the summer of 2006, amid a strong construction industry interest.
Circular saws, which are primarily sold to carpenters in the homebuilding industry, account for a substantial portion of Makita’s sales of saws. The balance of saw sales is made up of jigsaws, sold primarily to carpenters and other woodworkers for delicate work, and recipro saws used for working in confined spaces unsuitable for conventional saws.
Cutters and cutting machines have similar functions, although cutters are designed to be hand-held and cutting machines are stationary. Cutters have a diamond cutting surface and are used on tile, brick, concrete and stone. Cutting machines have a carborundum cutting surface and are used principally on metal. Our angle cutters, used for precision wood cutting at construction sites, feature functions designed to meet precision carpentry needs in Japan.
Subsequent to taking over the operations of Kanematsu-NNK Corp. in January 2006, Makita has successfully introduced into the Japanese market its Red Series of high-pressure air nailer, which are as popular as cordless impact drivers used in housing construction, completing our mainstay product line-up.
Gardening and Household Products
Gardening household products consist mainly of chain saws, hand-held vacuum cleaners for home use, industrial vacuum cleaners, submersible pumps and garden tools, such as hedge trimmers. There is a strong need for dust collectors at construction sites because cutting, drilling and grinding work using power tools generates debris. Small, light and high-suction power cleaners offered to home users are increasingly popular. Makita also offers engine-equipped grass cutters, lawn mowers in addition to gardening tools for trimming tree fences and cutting grass. Makita expects that its acquisition of Fuji Robin will strengthen its lineup of gardening and engine-powered garden tools.
Parts, repairs and accessories
Makita manufactures and markets a variety of parts and accessories for its products and performs repair work as part of its after-sale services. In particular, Makita offers a variety of parts and accessories with respect to high-quality and durable professional power tools, and at the same time commits major management resources to enhancing post-sales services. Makita is working hard toward strengthening its parts supply system and three-day repair program, while developing a worldwide sales network. Makita is also working to strengthen its range of authentic Makita accessories such as saw blades, drill bits, and grinding wheels.
Principal Markets, Distribution and After-Sale Services
The following table sets forth Makita’s consolidated net sales by geographic area based on customers locations for the periods presented:

	(Millions of yen, except percentage amount)						U.S. Dollars
	Consolidated Net Sales by Geographic Area						(thousands)
	Fiscal year ended March 31,
	2005		2006		2007		2007
Japan	¥39,379	20.2%	¥41,600	18.2%	¥46,860	16.7%	$397,119
Europe	75,263	38.6	90,504	39.5	124,020	44.3	1,051,017
North America	38,490	19.8	47,673	20.8	51,472	18.4	436,203
Asia (excluding Japan)	16,341	8.4	16,993	7.4	19,469	7.0	164,992
Other	25,264	13.0	32,305	14.1	38,112	13.6	322,983

Total	¥194,737	100.0%	¥229,075	100.0%	¥279,933	100.0%	$2,372,314

Japan
Makita believes that most of its domestic sales are made to commercial users. The Japanese Do-It-Yourself, or DIY, market for power tools is growing but the pace of growth is slow. Makita has maintained its leading position in the Japanese market to the close and frequent contact that it maintains with retailers and users of Makita products. While Makita’s major competitors rely primarily on wholesalers for all aspects of distribution and servicing, Makita has approximately 810 employees directly responsible for the promotion, sale and delivery and after-sale servicing of its products. These employees, operating from 113 sales offices throughout Japan, are assigned sales territories and visit retail outlets in their area on an average of once a week.

In addition, Makita has two distribution centers in Osaka and Saitama prefecture. These distribution centers strengthen Makita’s distribution and after-sale service functions.
The majority of Makita’s products are sold through its 14 independent wholesalers. Each wholesaler bears the risk of any bad debts of the retailers for which, it has responsibility. The payments by the wholesalers to Makita are in most cases made within 30 to 60 days after sale. In FY 2007, Makita sold its products, directly or through wholesalers, to approximately 30,000 retail outlets, and no single retailer accounted for more than 2% of Makita’s domestic sales. In FY 2007, Makita’s three largest wholesalers accounted, in the aggregate, for approximately 35% of Makita’s domestic net sales.
Repairs, including free repair service and after-sale services are carried out by Makita’s sales offices.
To strengthen its business in Pneumatic Tools, Makita purchased the nailer business of Kanematsu NNK Corp in January 2006.
Overseas
In the fiscal year ended March 31, 2007, 83% of Makita’s net sales were made outside of Japan.
Overseas sales, distribution, and service are carried out through a network of 36 sales subsidiaries and 125 branch offices or service centers located in the United States, Canada, Brazil, Mexico, Argentina, Chile, Australia, New Zealand, Singapore, Taiwan, China, Korea, the United Kingdom, France, The Netherlands, Belgium, Italy, Greece, Germany, Denmark, Austria, Poland, the Czech Republic, Hungary, Spain, the United Arab Emirates, Romania, Switzerland, Finland, Russia, Ukraine and Slovakia. In addition, the Company exports directly, as well as through trading companies, to various countries throughout the world. Makita products are sold principally under the “Makita” brand name and the remaining products are sold under the “Dolmar” or “Maktec” brand names.
Makita offers warranties to overseas customers. After-sale services and repairs overseas are provided by local sales subsidiaries, service depots designated by Makita, or by service stores designated by the applicable local importers. As of March 31, 2007, Makita had over 100 service depots outside of Japan. As of the fiscal year ended March 31, 2007, 28 of these service depots were located in the United States and 22 of these service depots were located in China. The labor costs of service and repairs to products under warranty for overseas customers are borne by Makita and the local service agents, and parts are provided by Makita.
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
Raw Materials and Sources of Supply
Makita purchases raw materials and parts to manufacture its products. The principal raw materials and parts purchased by Makita include plastics, pressed steel plates, aluminum castings, copper wires, switches, gears, blades, batteries, and bearings. The Company procures most of its raw materials from multiple sources, although most parts are obtained from single suppliers. The procurement cost of aluminum, copper, and certain other raw materials is affected by fluctuations in international commodity markets, and these material prices appreciated during fiscal 2007.
Makita’s purchases of raw materials and parts in the fiscal year ended March 31, 2007, amounted to ¥ 131,415 million. Raw materials and parts are purchased from approximately 250 suppliers in Japan and a number of local suppliers in each country in which Makita performs manufacturing operations, with the largest single source accounting for approximately 6% of Makita’s total purchases of raw materials and parts.
Makita also purchases from outside sources finished products such as vacuum cleaners, electric generators, petrol brushcutter, and laser level.
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
Intellectual Property Rights
As of March 31, 2007, Makita owned 432 patents and 24 utility model registrations in Japan and 477 patents and 105 utility model registration outside Japan. A utility model registration is a right granted under Japanese law to inventions having a practical utility in terms of form, composition or assembly, but embodying less originality than that required for patents. As of March 31, 2007, Makita had made 555 applications for additional patents and utility model registrations in Japan as well as 374 patent applications outside Japan. While Makita considers all of its intellectual property to be important, it does not consider any one or group of patents, trademarks or utility model registrations to be so significant that their expiration or termination would materially affect Makita’s business.
Legal Proceedings
Makita has various legal actions and other claims pending against it. Based on information currently available to Makita, Makita believes that its losses from these matters, if any, would not have a material adverse effect on Makita’s financial position, operating results or cash flows.
C. Organizational structure
As of March 31, 2007, the Makita Group consisted of 45 consolidated subsidiaries. Makita Corporation (“the Company”) is the parent company of the Makita Group. The Company heads the development of products. Domestic sales are made by the Company and overseas sales are made almost entirely through sales subsidiaries and wholesalers. The following is a list of significant subsidiaries of the Makita Group.

		Proportion of
	Country of	Ownership and
Company Name	Incorporation	Voting Interest
Makita U.S.A., Inc.	U.S.A	100.0%
Makita Corporation of America	U.S.A	100.0
Makita Canada Inc.	Canada	100.0
Makita International Europe Ltd.	U.K.	100.0
Makita (U.K.) Ltd.	U.K.	100.0
Makita Manufacturing Europe Ltd.	U.K.	100.0
Makita France S.A.	France	55.0
Makita Benelux B.V.	The Netherlands	100.0
S.A. Makita N.V.	Belgium	100.0
Makita S.p.A.	Italy	100.0
Makita Werkzeug GmbH	Germany	100.0
Dolmar GmbH	Germany	100.0
Makita Werkzeug Gesellschaft m.b.H.	Austria	100.0
Makita Sp. z o. o.	Poland	100.0
Makita SA	Switzerland	100.0
Makita Oy	Finland	100.0
Makita (China) Co., Ltd.	China	100.0
Makita (Kunshan) Co., Ltd.	China	100.0
Makita (Australia) Pty. Ltd.	Australia	100.0
Makita Gulf FZE	U.A.E.	100.0

D. Property, plant and equipment

The following table sets forth information relating to Makita’s principal production facilities as of March 31, 2007.

	Floor space
Location	(Square meters)	Principal products manufactured
In Japan;
Makita Corporation
Okazaki Plants	111,989	Electric power tools, etc.
Makita Ichinomiya Corporation	5,387	Stationary woodworking machines
Overseas;
Makita Corporation of America	24,053	Electric power tools, etc.
Makita (China) Co., Ltd.	50,512	Electric power tools, etc.
Makita (Kunshan) Co., Ltd.	17,969	Electric power tools, etc.
Makita Manufacturing Europe Ltd.	11,520	Electric power tools, etc.
Dolmar GmbH	17,747	Engine powered equipment
Makita EU S.R.L	6,975	Electric power tools, etc.. (Commencement of production: April 2007)

In addition, the Company owns an aggregate of 154,541square meters of floor space occupied by the head office, warehouse facilities, a training center, dormitories and sales offices.
Makita’s overseas manufacturing operations are conducted in the United States, Canada, Brazil, United Kingdom, Germany and China. All buildings and land in these countries, except for land in China, are owned by Makita.
None of the buildings or land that Makita owns in Japan is subject to any mortgage or lien. Makita leases 88 sales offices in Japan and all of its overseas sales offices and premises, except for the following locations, are owned by the respective subsidiary companies;

•	Head office and certain branch offices of Makita U.S.A., Makita Canada, and Makita Australia; and Head office of Makita Germany, Makita France, Makita Benelux (The Netherlands), Makita Belgium,

•	Makita Italy, Makita Brazil, Makita Taiwan, and Makita Singapore.
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
During FY 2007, construction is underway to rebuild our Okazaki Plant, and the R&D and office complexes at Makita’s head office in Japan, to meet earthquake resistance standards. This reconstruction work is being done to enhance resistance to seismic activities, and represents no significant change in production capacity. Earthquake resistance rebuilding work at the R&D and office complexes at the head office is scheduled to be completed by January 2008.
Makita believes that there are no material environmental issues that may affect Makita’s current use of its assets.
Item 4A. Unresolved Staff Comments
None

Item 5. Operating and Financial Review and Prospects
A. Operating results
The following table sets forth a summary of Makita’s operations results for each of the years ended March 31, 2005, 2006 and 2007.

							U.S. Dollars (thousands,
	(Millions of yen, except for percentage amounts)						except for percentage amounts)
	2005		2006		2007		2007
								Change
		%		%		%		%
NET SALES	¥194,737	100.0	¥229,075	100.0	¥279,933	100.0	$2,372,314	22.2
Cost of sales	113,323	58.2	132,897	58.0	163,909	58.6	1,389,060	23.3

GROSS PROFIT	81,414	41.8	96,178	42.0	116,024	41.4	983,254	20.6
Selling, general and administrative expenses	52,646	27.1	58,726	25.6	66,802	23.9	566,118	13.8
Losses (Gains) on disposals or sales of property, plant and equipment, net	1,234	0.6	(8,326)	(3.6)	(249)	(0.1)	(2,110)	(97.0)
Impairment of long-lived assets	577	0.3	–	–	1,295	0.4	10,975	–
Transfer to the government of the substitutional portion of pension plan	(4,441)	(2.3)	–	–	–	–	–	–

OPERATING INCOME	31,398	16.1	45,778	20.0	48,176	17.2	408,271	5.2
OTHER INCOME(EXPENSES)
Interest and dividend income	1,157	0.6	1,301	0.6	1,364	0.5	11,559	4.8
Interest expense	(588)	(0.3)	(364)	(0.2)	(316)	(0.1)	(2,678)	(13.2)
Exchange gains (losses) on foreign currency transactions, net	37	0.0	(258)	(0.1)	(418)	(0.2)	(3,542)	62.0
Realized gains on securities, net	453	0.2	2,918	1.3	918	0.3	7,780	(68.5)
Other, net	161	0.1	(232)	(0.1)	(401)	(0.1)	(3,398)	72.8

Total	1,220	0.6	3,365	1.5	1,147	0.4	9,721	(65.9)

INCOME BEFORE INCOME TAXES	32,618	16.7	49,143	21.5	49,323	17.6	417,992	0.4
PROVISION FOR INCOME TAXES	10,482	5.3	8,732	3.8	12,352	4.4	104,678	41.5

NET INCOME	22,136	11.4	40,411	17.6	36,971	13.2	313,314	(8.5)

General Overview
Economic conditions in fiscal 2007 were as follows. In addition to the high growth achieved in the Eastern Europe and Russian economies, both capital investment and consumer spending were brisk in Western Europe, and yet business conditions extended their recovery trend. While there were signs of weakening in the U.S. housing market, the decline in the price of oil from earlier highs supported consumer spending and other aspects of domestic demand. Further, business conditions in Asia tended to be favorable, led by China’s economic performance. Meanwhile in Japan, investment in plants and equipment rose, and the job market improved, on the strength of improved corporate earnings, and overall conditions exhibited moderate growth.
The principal business of Makita is the manufacture and sale of power tools. Principal products include drills, rotary hammers, hammer drills, demolition hammers, grinders and cordless impact drivers. Makita has eleven manufacturing centers, three located in Japan, two in China and one each in the United States, Canada, Brazil, the United Kingdom, Germany, and Romania.

Makita focused its product development efforts on meeting marketplace needs, creating new lithium ion battery products, and expanding its lineup of high-pressure pneumatic tools. In the production area, Makita expanded capacity in China by constructing another factory building, and started the production in April 2007 at the factory the Company has built in Romania, whereby Makita can reduce its exposure to foreign exchange risks and the danger of concentrating too much production in China, while establishing a stable supply capacity for the growing European market. On the sales side, the Company built a base for operations in Estonia where the market is growing, and made other efforts to further strengthen its global sales and after-service capabilities.
On a consolidated basis, Makita’s net sales in fiscal 2007 amounted to ¥279,933 million, up 22.2% from the previous fiscal year. This is Makita’s third consecutive term of record-high results. In fiscal 2006, the Company recorded a gain of ¥8,479 million from the sale of its golf course, and a benefit of ¥5,238 million from the decrease in valuation allowance on a deferred income tax asset. In fiscal 2007, Makita’s subsidiary in the U.S. recorded a benefit of ¥1,704 million from the decrease in valuation allowance on a deferred income tax asset. Accordingly, year-on-year operating income climbed by 5.2%, to ¥48,176 million and net income amounted to ¥36,971 million, 8.5% lower than the previous fiscal year.
On May 15, 2007 Makita acquired 79.32% of the outstanding shares of Fuji Robin, a manufacturer of agricultural and forestry machinery, engines and firefighting pumps that also engages in the wholesale of similar products and supplies, through a tender offer for an aggregate purchase price of approximately ¥2.7 billion, bringing its total shareholding in Fuji Robin to 89.35%. Makita acquired the remaining shares of Fuji Robin through a share exchange, which became effective August 1, 2007. A total of 81,456 Makita shares held by Makita as treasury stock was delivered in connection with the share exchange. For the fiscal year ended March 31, 2007, Fuji Robin had net sales under Japanese GAAP of ¥11,138 million, operating income of ¥52 million, ordinary profit of ¥37 million and posted a net loss of ¥138 million. Makita’s purpose for acquiring Fuji Robin is to strengthen its lineup of gardening and engine-powered gardening tools. Makita does not expect the acquisition of Fuji Robin will have a material impact on its result of operations for the next fiscal year.
Fiscal Year 2007 compared to FY 2006
Net sales
Makita’s consolidated net sales for the fiscal year ended March 31, 2007(“FY 2007”) amounted to ¥279,933 million, an increase of 22.2%, or ¥50,858 million, from the fiscal year ended March 31, 2006(“FY 2006”). In FY 2007, the average yen-dollar exchange rate was ¥116.97 for $1.00, representing a 3.2% depreciation of the yen compared with that in FY 2006. The average level of the yen-euro exchange rate in FY 2007 was ¥150.02 for 1.00 euro, representing an 8.8% depreciation of the yen compared with that in FY 2006. Excluding the effect of currency fluctuations, consolidated net sales would have increased by 16.0% in FY 2007.
While Makita’s consolidated net sales increased by 22.2% in FY 2007, the overall number of units of products sold also increased in FY 2007. Excluding the effect of the decrease in prices of products and the currency fluctuations, Makita’s consolidated net sales would have increased by 14.5%, or ¥ 33,311 million. The significant increase in the quantity of goods sold in FY 2007 primarily reflected strong sales of Makita’s power tools, such as drills, grinders and rotary hammers, hammer drills. In Europe, competitiveness has improved due to the strength of euro against the yen. Further, demand for the rotary hammer in Europe has been strong. In North America, sales increased in part due to the sales of lithium ion battery products.

The average price of Makita’s products declined in FY 2007, and excluding the effect of the increase in the number of units sold, the price cutting would have decreased Makita’s net sales by 0.6%, or ¥ 1,347 million.
Sales of new products comprised 10.4% of consolidated net sales of Makita in FY 2007, or ¥29,209 million.
In terms of product type, there was an increase in the sales of power tools by 23.1% or ¥39,518 million, Gardening and household products increased by 20.0% or ¥4,689 million and income from parts, repairs and accessories increased by 19.4% or ¥ 6,651 million. In particular, sales of drills, grinders, rotary hammers and cordless impact drivers increased.
Sales by region
The increase in consolidated net sales in FY 2007 can be attributed to an increase in sales in Japan by 12.6%, or ¥5,260 million, to ¥46,860 million, an increase in sales in Europe by 37.0%, or ¥33,516 million, to ¥124,020 million and, an increase in sales in North America, by 8.0%, or ¥3,799 million, to ¥51,472 million, increased sales in Asia (excluding Japan) by 14.6%, or ¥2,476 million, to ¥19,469 million and an increase in sales in other regions including Australia, Latin America and Middle East by 18.0% or ¥5,807 million, to ¥38,112 million.
The increased sales in Japan in FY 2007 primarily reflected strong sales of lithium ion battery based impact drivers. In addition, the automatic nailer business acquired from Kanematsu-NNK Corp in January 2006, contributed to the increased sales in Japan.
The increased sales in Europe in FY 2007 primarily reflected the appreciation of the euro against the yen in addition to higher building demand in construction due to an unusual warm winter. Net sales in yen terms increased in Russia and Eastern Europe by 63.6%, in the United Kingdom by 27.0%, in Germany by 38.4% and in France by 30.3% compared to FY 2006. In addition, the introduction of new products, particularly lithium ion battery products contributed to the increase of sales in Europe. Excluding the effect of fluctuations of the local currencies, net sales in Europe would have increased by 26.0%, or ¥23,493 million in FY 2007.
The increased sales in North America in FY 2007 primarily reflected strong sales of lithium ion battery products despite the decline of new housing starts. Excluding the effect of fluctuations of the local currencies, net sales in North America would have increased by 3.7%, or ¥1,786 million in FY 2007, compared with FY 2006.
The increased sales in Asia excluding Japan in FY 2007 primarily reflected the increased sales in Singapore and Indonesia, particularly with respect to power tools, such as grinders, hammer drills and rotary hammers. Excluding the effect of fluctuations of the local currencies, net sales in Asia would have increased by 11.4%, or ¥1,937 million in FY 2007.
The increased sales in Other regions including Australia, Latin America and the Middle East in FY 2007 were primarily due to an increased number of units sold, particularly with respect to power tools such as grinders, hammer drills and rotary hammers sold. In FY 2007 Makita saw success in its sales efforts to new markets in the Middle East and Africa. The introduction of new products also contributed to the increase of sales in Other regions, in particular, grinders. Excluding the effect of fluctuations of the local currencies, other net sales would have increased by 13.0%, or ¥4,203 million in FY 2007.

Review of Performance by Product Group
Power Tools
Power Tools group offers a wide range of dependable drills, rotary hammers, hammer drills, demolition hammers, grinders, cordless impact driver and sanders. This group generates the largest portion of Makita’s consolidated net sales. In FY 2007, sales of power tools grew by 23.1%, to ¥210,894 million, accounting for 75.3% of consolidated net sales. In Japan, sales of power tools increased by 7.2%, to ¥25,268 million, accounting for 53.9% of total domestic sales. Overseas sales of power tools increased by 25.6%, to ¥185,626 million, or 79.6% of total overseas sales.
Gardening and Household Products
Principal products in Makita’s Gardening and household products group include chain saws, petrol brushcutter, vacuum cleaners and cordless cleaners. In FY 2007, Makita recorded a 20.0% increase in sales of Gardening and household products, to ¥28,123 million, or 10.0% of consolidated net sales. Domestic sales of Gardening and household products increased by 8.5%, to ¥9,079 million, accounting for 19.4% of total domestic sales. Makita recorded a 26.4% increase in overseas sales of Gardening and household products, to ¥19,044 million, which accounted for 8.2% of total overseas sales in FY 2007.
Parts, Repairs and Accessories
Makita’s after-sales services include the sales of parts, repairs and accessories. In FY 2007, parts, repairs and accessories sales increased by 19.4%, to ¥40,916 million, accounting for 14.7% of consolidated net sales. Domestic sales of parts, repairs, and accessories increased by 29.4% to ¥12,513 million accounted for 26.7% of total domestic sales. Overseas sales of parts, repairs, and accessories grew by 15.5%, to ¥28,403 million, accounting for 12.2% of total overseas sales.
Cost of Sales
Cost of sales increased by 23.3% (¥31,012 million) from FY 2006 to ¥163,909 million. The sales cost ratio increased by 0.6 points from 58.0% in FY 2006 to 58.6% as a result of the rise in materials costs and depreciation expenses.
Gross Profit
Gross profit on sales increased by 20.6% (¥19,846 million) to ¥116,024 million. Gross profit margin fell by 0.6 points from 42.0% in FY 2006 to 41.4%, due to increasing cost of sales. The increasing cost of sales was primarily a result of rising raw material costs, which were subject to price fluctuation in the global market, partially offset by the positive effect of the weak yen.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for FY 2007 increased by 13.8% (¥8,076 million) from FY 2006 to ¥66,802 million. The main causes were increased personnel costs due to an increase in the number of employees, a rise in shipping costs due to increased sales, and increased advertising costs due to activities of sales promotion in overseas subsidiaries. Further, the decline of yen caused the yen conversion rate of selling expenses and administrative expenses of overseas subsidiaries to rise. Selling, general and administrative expenses excluding the effects of the low yen rose 8.7%.
On the other hand, the ratio of selling, general and administrative expenses to sales fell by 1.7 points from 25.6% to 23.9%, due to increased sales.

Losses (Gains) on disposal or sales of property, plant and equipment
In FY 2007, the expenses for demolishing some of the Company’s headquarters buildings are recorded as loss on disposal of property, plant and equipment. Additionally, land and buildings selling with the review of American subsidiary’s sales office are recorded as gain on disposal of property, plant and equipment. Accordingly, Makita recognized net gains on disposal or sales of property, plant and equipment of ¥249 million, a 97% decrease from ¥8,326 in FY 2006. The main reason for the decrease from FY 2006 was a gain from the sale of the golf course of the Joyama Kaihatsu Ltd. subsidiary.
Impairment of Long lived assets
In FY 2007, the Company decided to transfer the manufacturing business (stationary woodworking machines) of its consolidated subsidiary, Makita Ichinomiya Corporation to Makita’s Okazaki plant in order to streamline the production function in Japan no later than December 2007. As a result of this decision, the Company performed an impairment assessment pursuant to the provisions of SFAS No. 144 and estimated the carrying amounts would not be recovered by the future cash flows. Consequently, the Company recorded an impairment charge totaling ¥1,295 million to reflect the estimated fair value of the assets.
Operating Income
As a result of the above, operating income for FY 2007 increased by 5.2% to ¥48,176 million. Operating income margin decreased by 2.8points, from 20.0% in FY 2006 to 17.2% in FY 2007.
Other Income (Expenses)
In FY 2007, Other income was ¥1,147 million, a 65.9% decrease from FY 2006. The reasons for the decrease were as follows:
(1) Realized gains on securities decreased by ¥2,000 million to¥918 million due to the gain on securities, net, in the amount of ¥2,528 million resulting from the merger of UFJ Holdings Co., Ltd., and Mitsubishi Tokyo Financial Group Co., Ltd., in FY 2006 that did not reoccur in FY 2007.
(2) The amount of foreign exchange losses increased by ¥160 million, to ¥418 million in FY 2007 due to foreign exchange losses in China caused by the appreciation of yuan against the U.S. dollar.
Income before income taxes
Income before income taxes for FY 2007 increased by 0.4% (¥180 million) as compared with the previous fiscal year to ¥49,323 million, while the ratio of income before income taxes to sales for current year decreased by 3.9 points, from 21.5% in FY 2006 to 17.6% in FY 2007.
Provision for income taxes
Provision for income taxes for FY 2007 amounted to ¥12,352 million, an increase of 41.5% (¥3,620 million) as compared with the previous year due mainly to an increase in taxable income of Makita. In FY 2007, Makita reversed the valuation allowance on deferred tax assets in the amount of ¥2,701 million related to certain subsidiaries based on both improved performance in recent years and a steady outlook for the future performance of these subsidiaries, and thus the valuation allowance decreased by ¥2,655 million, including the effect of translation. However, in FY 2006, the valuation allowance of ¥5,782 million was reversed related to the sale of the golf course. As a result, the effective tax rate for FY 2007 was 25.0%, a 7.2% increase from 17.8% for FY 2006, due mainly to the above mentioned decrease in the reversal of the valuation allowance.

Net income
Primarily, as a result of a gain of ¥8,479 million from the sale of the golf course in FY 2006, net income for FY 2007 fell by ¥3,440 million to ¥36,971 million, which is an 8.5% decrease from the previous fiscal year.
Earnings per share
Basic earnings per share of common stock amounted to ¥257.3, compared with ¥281.1 in FY 2006. Diluted earnings per share amounted to ¥257.3, compared with ¥281.1 in FY 2006.
Regional Segments
Segment information described below is based on the location of the Company and its relevant subsidiaries.
Japan Segment
In FY 2007, sales in the Japan segment grew by 12.7%, to ¥125,816 million. Sales to external customers increased by 14.9% to ¥61,776 million, which accounted for 22.1% of consolidated net sales. The increase reflects a 12.6% rise in sales in the domestic market as well as a 22.4% increase in export sales mainly to Asia. Even though segment operation expenses increased by 23.9%, to ¥108,403 million, operating income decreased by 27.9%, to ¥17,413 million in FY 2007. This was attributable to the ¥8,479 million gain on the sale of the golf course in FY 2006 and increase of depreciation cost in FY 2007.
Europe Segment
In FY 2007, sales in the Europe segment grew by 33.9% to ¥130,633 million. Sales to external customers increased by 36.9%, to ¥124,924 million, which accounted for 44.6% of consolidated net sales. This increase is mainly due to strong sales of the rotary hammer, and the high growth achieved in the Eastern Europe and Russian economies, both investment in plant and equipment, and consumer spending were brisk in Western Europe. Segment operating income increased by 49.8%, to ¥18,056 million.
North America Segment
In FY 2007, sales in the North America segment climbed by 8.5%, to ¥56,729 million. Sales to external customers increased by 7.2% to ¥51,432 million, which accounted for 18.4% of consolidated net sales. This increase in sales to external customers was mainly due to better sales of lithium ion battery products. As a result, operating income for FY 2007 increased by 34.8%, to ¥2,512 million.
Asia Segment (excluding Japan)
In FY 2007, sales in the Asia segment increased by 45.8% to ¥76,719 million. The increase in sales in this segment is primarily due to higher sales in inter-segment from two factories in China to Europe. Sales to external customers increased by 12.2%, to ¥9,698 million, which accounted for 3.5% of consolidated net sales. This increase is primarily due to an increase in sales in Singapore. Segment operating income grew by 53.3%, to ¥9,904 million in FY 2007.
Other Segment
In FY 2007, sales in the Other segment increased by 16.9% to ¥32,252 million. Sales to external customers increased by 17.1%, to ¥32,103 million, which accounted for 11.4% of consolidated net sales. Sales increase in this segment is primarily due to an increase in sales in Latin America and Middle East. Segment operating income grew by 36.1%, to ¥3,466 million, in FY 2007. The reason for this increase is mainly improved cost of sales in Latin America.

Fiscal Year 2006 Compared to FY 2005
Net sales
Makita’s consolidated net sales for the fiscal year ended March 31, 2006 amounted to ¥229,075 million, an increase of 17.6%, or ¥ 34,338 million, from the fiscal year ended March 31, 2005 (“FY 2005”). In FY 2006, the average yen-dollar exchange rate was ¥113.3 for $1.00, representing a 5.4% depreciation of the yen compared with the average level in FY 2005. The average level of the yen-euro exchange rate in FY 2006 was ¥137.8 for 1.00 euro, representing a 2.0% depreciation of the yen compared with the average level in FY 2005. Excluding the effect of currency fluctuations, consolidated net sales would have increased by 13.4% in FY 2006.
While Makita’s consolidated net sales increased by 17.6% in FY 2006, the overall number of units of products sold also increased in FY 2006. Excluding the effect of the decrease in prices of products and the currency fluctuations, Makita’s consolidated net sales would have increased by 14.0%, or ¥ 27,276 million. The significant increase in the quantity of goods sold in FY 2006 primarily reflected strong sales of Makita’s power tools, such as grinders, rotary hammers and hammer drills. In Europe, competitiveness has improved due to the strength of euro against the yen. Further, demand for the rotary hammer in Europe has been strong. In North America, the sales has increased in part due to the introduction of lithium ion battery products, which were introduced as a major sales item to major hardware retailers during the Christmas sales season.
The average price of Makita’s products declined in FY 2006, and excluding the effect of the increase in the number of units sold, the drop of prices would have decreased Makita’s net sales by 1.9%, or ¥ 3,704 million.
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
In terms of product type, there was an increase in the sales of power tools by 20.3% or ¥28,899 million, Gardening and household products increased by 11.1% or ¥2,332 million and income from parts, repairs and accessories increased by 10.0% or ¥ 3,107 million. In particular, sales of cordless impact drivers, circular saws and rotary hammers increased.
Sales by region
The increase in consolidated net sales in FY 2006 can be attributed to an increase in sales in Japan by 5.6%, or ¥2,221 million, to ¥41,600 million, an increase in sales in North America, by 23.9%, or ¥9,183 million, to ¥47,673 million, an increase in sales in Europe by 20.3%, or ¥15,241 million, to ¥90,504 million and, to a lesser extent, increased sales in Asia (excluding Japan) by 4.0%, or ¥652 million, to ¥16,993 million and an increase in sales in other regions including Australia, Latin America and the Middle East by 27.9% or ¥7,041 million, to ¥32,305 million.
The increased sales in Japan in FY 2006 primarily reflected the increased number of units sold with respect to its power tools such as lithium ion battery based impact drivers and circular saws, partially offset by the decline in the number of units sold in stationary woodworking machines. In addition, the automatic nailer business acquired from Kanematsu-NNK Corp. contributed to the increased sales in Japan.

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
The increased sales in Asia (excluding Japan) in FY 2006 primarily reflected the increased sales in China and Taiwan, particularly with respect to power tools, such as grinders and hammer drills. Net sales in yen terms increased in China by 18.8% over amounts recorded in FY 2005. The establishment of six branch stores and 15 direct sales service centers in China greatly improved the after-sales service and was a factor, contributing to the increase of sales in China. . Excluding the effect of fluctuations of the local currencies, net sales in Asia excluding Japan would have increased by 0.6%, or ¥98 million in FY 2006.
The increased sales in other regions including Australia, Latin America and the Middle East in FY 2006 were primarily due to an increased number of units sold in Other regions, particularly with respect to power tools such as grinders, impact drivers and rotary hammers sold. In FY 2006 Makita saw success in its sales efforts to new markets in the Middle East and Africa. The introduction of new products also contributed to the increase of sales in Other regions, in particular rotary hammers. The increased number of products sold in other regions was partially offset by the decreased price per product resulting from the reduced cost of production, especially in grinders. Overall, net sales of grinders increased by 33.0% from FY 2005. Excluding the effect of fluctuations of the local currencies, other net sales would have increased by 17.7%, or ¥4,471 million in FY 2006.
Review of Performance by Product Group
Power Tools
In FY 2006, sales of power tools grew by 20.3%, to ¥171,376 million, accounting for 74.8% of consolidated net sales. In Japan, sales of power tools increased by 8.5%, to ¥23,564 million, accounting for 56.7% of total domestic sales. Overseas sales of power tools increased by 22.4%, to ¥147,812 million, or 78.8% of total overseas sales.
Gardening and household products
In FY 2006, Makita recorded a 11.1% increase in sales of Gardening and household products, to ¥23,434 million, or 10.2% of consolidated net sales. Domestic sales of Gardening and household products decreased by 1.3%, to ¥8,365 million, accounting for 20.1% of total domestic sales. Makita recorded a 19.3% increase in overseas sales of Gardening and household products, to ¥15,069 million, which accounted for 8.0% of total overseas sales in FY 2006.
Parts, Repairs and Accessories
In FY 2006, parts, repairs, and accessories sales increased by 10.0%, to ¥34,265 million, accounting for 15.0% of consolidated net sales. Domestic sales of parts, repairs, and accessories increased by 5.3% to ¥9,671 million accounted for

23.2% of total domestic sales. Overseas sales of parts, repairs, and accessories rose by 11.9%, to ¥24,594 million, accounting for 13.2% of total overseas sales.
Cost of Sales
Cost of sales increased by 17.3% (¥19,574 million) from FY2005 to ¥132,897 million. In terms of overseas sales, despite the rise in materials costs, the sales cost ratio improved slightly from 58.2% in FY2005 to 58.0% as a result of sales increase after yen conversion, reflecting the declining yen against the euro and the U.S. dollar.
Gross Profit
Gross profit on sales increased by 18.1% (¥14,764 million) to ¥96,178 million. Gross profit margin improved by 0.2 points from 41.8% in FY2005 to 42.0%, due to the weak yen and sales of high value-added products.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for FY 2006 increased by 11.5% (¥6,080 million) from FY2005 to ¥58,726 million. The main causes were increased personnel costs due to an increase in the number of employees, a rise in shipping costs due to increased sales and the sharp increase in the price of crude oil, and increased advertising costs due to a sponsorship contract in North America. Further, the decline of yen caused the yen conversion rate of selling expenses and administrative expenses of overseas subsidiaries to rise. Selling, general and administrative expenses excluding the effects of the low yen rose by 9.7%.
On the other hand, the ratio of selling, general and administrative expenses to sales fell by 1.5 points from 27.1% to 25.6%, due to increased sales.
Losses (Gains) on disposal or sales of property, plant and equipment
In FY 2004, Joyama Kaihatsu Ltd., the company’s subsidiary that owned a golf course, wrote down the value of the golf course to its fair value, thereby recording ¥5,996 million in impairment losses. On April 11, 2005, the Nagoya District Court approved the civil rehabilitation plan for Joyama Kaihatsu Ltd. and such plan was affirmed on May 7, 2005. On May 31, 2005, Makita transferred its ownership interest in Joyama Kaihatsu Ltd., including the golf course property, to a third party. As a result, in FY 2006, a gain of ¥8,479 million from the sale of the golf course was recognized, which included the release from its obligation for club membership of ¥ 6,461 million. In addition, the Company and certain subsidiaries recognized losses on disposal or sales of property, plant and equipment of ¥153 million. Accordingly, Makita recognized net gains on disposal or sales of property, plant and equipment of ¥8,326.
Transfer to the government of a substitutional portion of pension plan
A substitutional portion of pension plan was transferred to the Japanese government on June 28, 2004. As a result, the Company recognized a subsidy from the government equal to the difference between the fair value of the obligation deemed “settled” with the government and the assets required to be transferred to the government in the amount of ¥9,128 million in FY 2005. In addition, the Company recognized a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total employee’s pension fund obligation immediately prior to settlement, both of which excluded the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior settlement, which amounted to ¥4,687 million. The resulting net gain of ¥4,441 million was recorded in FY 2005.
Operating Income
As a result of the above, operating income for FY 2006 increased by 45.8% to ¥45,778 million.
Operating income margin improved by 3.9 points, from 16.1% in FY 2005 to 20.0% in FY 2006.

Other Income (Expenses)
In FY 2006, Other income was ¥3,365 million, a 175.8% increase from FY 2005.
The reasons for the increase were as follows:
(1) Realized gains on securities increased by ¥2,465 million to ¥2,918 million. As of October 1, 2005, UFJ Holdings Co., Ltd., and Mitsubishi Tokyo Financial Group Co., Ltd., merged. The shares of UFJ Holdings that the Company owned were exchanged for shares of the newly merged entity, Mitsubishi UFJ Financial Group Co., Ltd. As a result of this share exchange, the Company realized a gain on securities, net in the amount of ¥2,528 million.
(2) Interest expenses decreased by ¥224 million to ¥364 million. Interest expenses was reduced by ¥195 million due to the redemption of the Company’s 1.5% annual interest yen-based convertible bonds in the amount of ¥12,992 million in March 2005.
(3) Interest and dividend income increased by ¥144 million to ¥1,301 million. The main factor in the increase in interest and dividends income in FY 2006 was the increase of dividends from certain investments in trusts due to the recovery in Japanese stock market.
(4) The amount of foreign exchange gains and losses fell by ¥295 million, from a gain of ¥37 million in FY 2005 to a loss of ¥258 million in FY 2006 due to exchange losses in China caused by the devaluation of yuan against the U.S. dollar.
Income before income taxes
Income before income taxes for FY 2006 increased by 50.7% (¥16,525 million) as compared with the previous fiscal year to ¥49,143 million, while the ratio of income before income taxes to sales for current year increased from 16.7% in FY 2005 to 21.5% in FY 2006, an increase of 4.8%.
Provision for income taxes
Provision for income taxes for FY 2006 was reduced by 16.7% as compared with the previous year primarily due to the realization of a tax benefit on impairment losses related to Makita’s golf course.
In 2006, following the completion of the civil rehabilitation proceedings and the sale of the golf course, previously unrecognized deferred tax asset were realized in connection with the gain on sale of golf course and the related valuation allowance of ¥ 5,782 million was reversed. Makita also provided valuation allowance of ¥ 402 million for deferred tax assets that existed at the beginning of the year because it was determined that such assets were not more likely than not to be realized in future years. As a consequence, the net change in the total valuation allowance for FY 2006 was a decrease of ¥5,238 million, resulting in a reduction of income tax expense. This decrease in valuation allowance had the effect decreasing Makita’s effective tax rate by 14.3% to 17.8% from 32.1% for FY2005.
Net income
As a result of a gain of ¥8,479 million from the sale of the golf course, which included the gain of release from its obligation for club membership of ¥ 6,461 million and other factors, net income for FY 2006 rose by ¥18,275 million to ¥40,411 million, which is an 82.6% increase from the previous fiscal year.
Earnings per share
Basic earnings per share of common stock amounted to ¥281.1, compared with ¥153.9 in FY 2005. Diluted earnings per share amounted to ¥281.1, compared with ¥148.8 in FY 2005.
Regional Segments
Segment information described below is determined by the location of the Company and its relevant subsidiaries.

Japan Segment
In FY 2006, sales in the Japan segment grew by 13.0%, to ¥111,614 million. Sales to external customers increased by 5.6% to ¥53,788 million, which accounted for 23.5% of consolidated net sales. The increase reflects a 5.6% rise in sales in the domestic market as well as a 5.3% increase in export sales mainly to the Middle East and Africa. Even though segment operation expenses increased by 5.6%, to ¥87,468 million, operating income climbed approximately 1.5 times, to ¥24,146 million in FY 2006. This increase was attributable to the ¥8,479 million gain on the sale of the golf course in addition to strong sales of various new products with lithium ion batteries.
North America Segment
In FY 2006, sales in the North America segment climbed by 24.0%, to ¥52,300 million. Sales to external customers increased by 24.3% to ¥47,979 million, which accounted for 20.9% of consolidated net sales. This increase in sales to external customers was mainly due to better sales of lithium ion battery based products at major home centers in North America. As a result, operating income for FY 2006 increased by 15.7%, to ¥1,863 million.
Europe Segment
In FY 2006, sales in the Europe segment grew by 19.5% to ¥97,555 million. Sales to external customers increased by 20.3%, to ¥91,249 million, which accounted for 39.8% of consolidated net sales. This increase is mainly due to strong sales of the rotary hammer, and the stable and steady economic growth in Eastern Europe and Russia. Segment operating income increased by 19.0%, to ¥12,050 million.
Asia Segment (excluding Japan)
In FY 2006, sales in the Asia segment increased by 24.4% to ¥52,624 million. The increase in sales in this segment is primarily due to higher sales from two factories in China to North America and Europe, where sales were favorable. Sales to external customers increased by 17.2%, to ¥8,645 million, which accounted for 3.8% of consolidated net sales. This increase is primarily due to an increase in sales in Taiwan. Segment operating income grew by 31.2%, to ¥6,462 million in FY 2006.
Other Segment
In FY 2006, sales in the Other segment increased by 24.9% to ¥27,595 million. Sales to external customers increased by 25.0%, to ¥27,414 million, which accounted for 12.0% of consolidated net sales. Sales increase in this segment is primarily due to an increase in sales in Central and South American countries and Middle East. Segment operating income grew to approximately 2.7 times FY 2005’s to ¥2,547 million, in FY 2006. This increase is primarily due to a turnaround in Oceania resulting from cost reductions.
CRITICAL ACCOUNTING POLICIES
As disclosed in Note 3 of the Notes to the accompanying consolidated financial statements, the preparation of Makita’s consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions were determined by management’s judgment based on currently known facts, situations and plans for future activities, which may change in the future. Certain accounting estimates are particularly sensitive because of their significance to the consolidated financial statements and accompanying notes and due to the possibility that future events affecting the estimates may differ significantly from management’s current judgments. Accordingly, any changes in the facts, situations, future plans or other factors on which management bases its estimates may result in a significant difference between earlier estimates and the actual results achieved. Makita believes that the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements and accompanying notes.

Revenue Recognition
Makita believes that revenue recognition is critical for its financial statements because net income is directly affected by the estimation of sales incentives. In recognizing its sales incentives, Makita is required to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made. Makita principally generates revenue through the sale of power tools. Makita’s general revenue recognition policy follows the provisions of Staff Accounting Bulletin No. 104, SAB 104, Revenue Recognition, and Emerging Issues Task Force Issue, EITF No. 01-9, Accounting for consideration Given by a Customer (including a Reseller of the Vendor’s Products). In accordance with SAB 104 and as disclosed in the consolidated financial statements, Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. Makita believes the foregoing conditions are satisfied upon the shipment or delivery of Makita’s product.
With respect to “Revenue Recognition,” Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertising and cash discounts, and are accounted for in accordance with the EITF No.01-9.
Volume-based rebates are provided to customers only if customers attain a pre-determined cumulative level of revenue transactions within a specified period of a year or less. Liabilities for volume-based rebates are recognized with a corresponding reduction to revenue for the expected sales incentive at the time the related revenue is recognized, and are based on the estimation of sales volume reflecting the historical performance of individual customers.
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
The following table shows the changes in accruals for volume-based rebates, cooperative advertising and cash discounts for the years ended March 31, 2005, 2006 and 2007:

	Yen			U.S. Dollars
	(millions)			(thousands)
	For the year ended March 31,
	2005	2006	2007	2007
Volume-based rebates:
Actual payment for the year	(3,836)	(5,104)	(6,342)	(53,476)
Income statement impact for the year	4,333	5,726	7,477	63,364
Accrued expenses or deduction of account receivables (BS) as of March 31,	2,102	2,724	3,859	32,703
Cooperative advertisings:
Actual payment for the year	(1,900)	(2,127)	(2,646)	(22,424)
Income statement impact for the year	1,812	2,196	3,026	25,644
Accrued expenses or deduction of account receivables (BS) as of March 31,	508	577	957	8,110

	Yen			U.S. Dollars
	(millions)			(thousands)
	For the year ended March 31,
	2005	2006	2007	2007
Cash discounts:
Actual payment for the year	(3,682)	(4,311)	(5,061)	(42,890)
Income statement impact for the year	3,684	4,371	5,315	45,042
Accrued expenses or deduction of account receivables (BS) as of March 31,	431	491	745	6,314
Inventory valuation and reserve
Inventories are valued at the lower of cost or market price, with cost determined based on the average cost method. The valuation of inventory requires Makita to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires Makita to estimate the future demand for products taking into consideration such factors as macro and microeconomic conditions, competitive pressures, technological obsolescence, changes in consumer buying habits and others. The estimates of future demand that Makita uses in the valuation of inventory are the basis for revenue forecasts, which are also consistent with short-term manufacturing plans. If demand forecast for specific products is greater than actual demand and Makita fails to reduce manufacturing output accordingly, Makita could be required to write down additional on-hand inventory, which would have a negative impact on gross profit and, consequently, a potential material adverse impact on net income. However, sales of previously written-down or written-off inventory is not significant to any of the periods presented and Makita believes that the gross profit of the resulting sales of such inventory items is similar to that realized on all of its sales for the respective periods presented. Accordingly, the impact on Makita’s consolidated gross profit margin by sales of previously written-down or written-off inventory is not material. Makita usually sells or scraps remaining inventory items within a few years after write off and/or write down.
Impairment Losses on Securities
Makita holds marketable securities and investment securities, which are accounted for in accordance with SFAS No. 115. Makita believes that impairment on securities is critical because it holds significant amounts of securities and any resulting impairment loss could have a material adverse impact on net income. Makita uses significant judgment based on subjective as well as objective factors in determining when an investment is other-than-temporarily impaired. Makita regularly reviews available-for sale securities and held-to-maturity securities for possible impairment based on criteria that include, but are not limited to, the extent to which cost exceeds market value, the duration of a market decline, Makita’s intent and ability to hold to recovery and the financial health, specific prospects and creditworthiness of the issuer. Makita performs comprehensive market research and analysis and monitors market conditions to identify potential impairments loss.
Allowance for Doubtful Receivables
Makita performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by Makita’s review of their current credit information. Makita continuously monitors collections and payments from its customers and maintains a provision for probable estimated credit losses based upon its historical experience and any specific customer collection issues that Makita has identified. Such credit losses have historically been within Makita’s expectations and the provisions established. However, Makita cannot guarantee that it will continue to experience the similar credit loss rates that it has in the past. Changes in the underlying financial condition of its customers could result in a material impact to Makita’s consolidated results of operations and financial condition.
Impairment of Long-Lived Assets
Makita believes that impairment of long-lived assets is critical for its financial statements because Makita has significant amounts of property, plant and equipment, the recoverability of which could significantly affect its operating results and financial condition.

Makita performs an impairment review for long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is based upon Makita’s projections of expected undiscounted future cash flows. Estimates of the future cash flows are based on the historical trends adjusted to reflect the best estimate of future operating conditions. Makita believes that its estimates are reasonable. However, different assumptions regarding such cash flows could materially affect Makita’s evaluations. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired due to factors such as a significant decline in market value of an asset, current period operating or cash flow losses and significant changes in the manner of the use of an asset, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale, if any, are reported at the lower of their carrying amount or fair value less costs to sell.
Fair value is determined based on recent transactions involving sales of similar assets or on appraisals prepared internally or externally, or by discounting expected future cash flows, or by using other valuation techniques. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or a shorter expected future period to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and in turn affect Makita’s consolidated results of operations and financial condition.
Accrued Retirement and Termination Benefits
Makita believes that pension accounting is critical for its financial statements because assumptions used to estimate pension benefit obligations and pension expenses can have a significant effect on its operating results and financial condition. Accrued retirement and termination benefits are determined based on consideration of the levels of retirement and termination liabilities and plan assets at the end of a given fiscal year. The levels of projected benefit obligations and net periodic benefit cost are calculated based on various annuity actuarial calculation assumptions. Principal assumptions include discount rates, expected return on plan assets, assumed rates of increase in future compensation levels, mortality rates and some other assumed rates. Discount rates employed by Makita are reflective of rates available on long-term, high quality fixed-income debt instruments.
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
Accordingly, these assumptions are evaluated annually and retirement and termination liabilities are recalculated at the end of each fiscal year based on the latest assumptions. In accordance with U.S.GAAP, actual results that differ from the assumptions are accumulated and amortized over the average remaining service periods and therefore, generally affect Makita’s results of operations in such future periods.

Makita has a contributory retirement plan in Japan, which covers substantially all of the employees of the Company.
The discount rate assumed to determine the pension obligation for the pension plan was 2.5% as of March 31, 2007.
As of March 31, 2007, Makita allocated 54.9% and 31.2% of plan assets to equity securities and debt securities, respectively. The value of these plan assets are influenced by fluctuations in world securities market. Significant depreciation or appreciation will have corresponding impact on future expenses.
The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Makita’s pension plans as of March 31, 2007.

	Change in	Change in
	projected benefit	pre-tax pension
Change in assumption	obligation	expenses
Yen (millions)

50 basis point increase / decrease in discount rate	-2,200 / +2,500	-5 / +4
50 basis point increase / decrease in expected return on assets	—	-150 / +150

While Makita believes that the assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect Makita’s accrued retirement and termination benefits and future expenses.
Realizability of Deferred Income Tax Assets
Makita is required to estimate its income taxes in each of the jurisdictions in which Makita operates. This process involves estimating Makita’s current tax provision together with assessing temporary differences resulting from differing treatment of items for income tax reporting and financial accounting and reporting purposes. Such differences result in deferred income tax assets and liabilities, which are included within Makita’s consolidated balance sheets. Makita must then assess the likelihood that Makita’s deferred income tax assets will be recovered from future taxable income and, to the extent Makita believes that recovery is not more likely than not, Makita must establish a valuation allowance.
Significant management judgment is required in determining Makita’s provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against Makita’s gross deferred income tax assets. During FY 2006 and FY 2007 Makita reversed the valuation allowance, which amounted to ¥6,228 million and ¥2,701 million, respectively. Makita has recorded a valuation allowance of ¥318 million as of March 31, 2007 due to uncertainties about its ability to utilize certain deferred income tax assets mainly for net operating loss carry forwards before they expire. For the balance of deferred income taxes, although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred income tax assets, less the valuation allowance, will be realized. The amount of such net deferred income tax assets that are considered realizable, however, could change in the near term and any such change may have a material effect on Makita’s consolidated results of operations and financial position if estimates of future taxable income are different.
New Accounting Standards
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal periods beginning after December 15, 2006 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2007.

Makita is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition but does not expect FIN 48 to have a material impact.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which provides a definition of fair value measurements. SFAS No 157 is effective for fiscal periods beginning after November 15, 2007 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2008. Makita does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated results of operations and financial condition.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”, which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings. SFAS No 159 is effective for fiscal periods beginning after November 15, 2007 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2008. Makita is currently evaluating the effect that the adoption of SFAS No. 159 will have on its consolidated results of operations and financial condition but does not expect SFAS No. 159 to have a material impact.
B. Liquidity and capital resources
Makita’s principal sources of liquidity are cash on hand, cash provided by operating activities and borrowings within credit lines. As of March 31, 2007, Makita held cash and cash equivalents amounting to ¥37,128 million and the Company’s subsidiaries have credit lines up to ¥20,616 million, of which ¥1,816 million was used and ¥18,800 million was unused and available. As of March 31, 2007, Makita had ¥1,892 million in short-term borrowing, which included bank borrowings and the current portion of capital lease obligations. Short-term borrowing was mainly used for daily operations at overseas subsidiaries. The amount excluding current maturities of long-term indebtedness was ¥1,816 million, increased by 10.9% (¥178 million) from FY 2006 due to the expansion of overseas business activities. For further information regarding Makita’s short-term borrowings, including the average interest rates see Note 11 to the accompanying consolidated financial statements.
As of March 31, 2007, Makita’s total short-term borrowings and long-term indebtedness amounted to ¥1,945 million, representing an increase from ¥1,832 million reported for the previous fiscal year-end. Makita’s ratio of indebtedness to shareholders’ equity declined by 0.1 points to 0.6%.
Makita expects to continue to incur additional debt from time to time as required to finance working capital needs. Makita has no potentially significant refinancing requirements in fiscal 2007.
Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥37,128 million as of March 31, 2007, together with Makita’s available credit facilities, cash flow from operations and funds available from long-term and short-term debt financing, will be sufficient to satisfy its future working capital needs, capital expenditure, research and development and debt service requirements through fiscal 2008 and thereafter.
Makita requires operating capital mainly to purchase materials required for production, to conduct research and development, to respond to cash flow fluctuations related to changes in inventory levels and to cover the payment cycle of receivables from wholesalers. Makita further requires funds for capital expenditures, mainly to expand production facilities and purchase metal molds. Makita also requires funds for financial expenditures, primarily to pay dividends and to repurchase treasury stock. Maintaining the level of Makita’s production and marketing activities requires capital investments of approximately ¥7 billion annually. Please see “– Fiscal Year 2007 – Capital Expenditures” below in this section for a description of

Makita’s principal capital expenditures for fiscal 2007 and the main planned expenditures for fiscal 2007. At the Regular General Meeting of Shareholders held in June 2007, the Company’s shareholders approved a cash dividend of ¥55 per share. The total cash dividend payments amount to ¥7,904 million, and were made in June 2007. On May 15, 2007, Makita acquired 10,279,375 shares of Fuji Robin at a price of ¥260 per share for an aggregate purchase price of approximately ¥2.7 billion, bringing its total shareholding in Fuji Robin to 11,579,375 shares, or 89.35%. Makita financed this amount from internal sources.
Makita believes it will continue to be able to access the capital markets on terms and for amounts that will be satisfactory to it and as necessary to support the business and to engage in hedging transactions on commercially acceptable terms.
Makita is rated at “A+” by Standard & Poor’s at March 31, 2007.
Fiscal year 2007
Cash Flows
Cash flow provided by operating activities is primarily composed of cash received from customers, and cash used in operating activities, principally payments by Makita for parts and materials, selling, general and administrative expenses, and income taxes.
For FY 2007, cash received from customers increased by 22.1% to ¥273,535 million, as a result of an increase in net sales.
This increase was within the range of the increase in all regions’ net sales, as there were no significant changes in Makita’s collection rates.
Cash used in operating activities increased by 21.2% to ¥241,175 million. This increase was caused by greater purchases of parts and raw materials, increased production as well as the increase in sales and administrative expenses, and the increase in income taxes paid.
As a result of these factors, net cash provided by operating activities increased by 29.1% (¥7,293 million) from ¥25,067 million in FY 2006 to ¥32,360 million in FY 2007.
In FY 2007, cash outflow for capital expenditures increased by ¥1,597 million to ¥12,980 million. This increase was caused by the followings:
•	Rebuilding of Okazaki factory,

•	Improvements to the Headquarter buildings,

•	Construction of Makita Romania factory,

•	Purchases of machine and equipment for Makita China factory,

•	Purchases of metal molds used for new-production, and

•	Payments of the outstanding acquisition costs (¥649 million) of Kanematsu-NNK Corp.

•	To fund its investing activities, Makita realized proceeds of ¥18,611 million from sales and maturities of securities. In FY 2007, net cash inflow from sales and maturities of securities decreased by ¥15,739 million from ¥34,350 million.
The Company purchased available-for-sale securities and held-to-maturity securities with the money left over used for financing activities and capital expenditures. Purchase of securities increased by ¥6,049 million to ¥27,297 million this year from ¥21,248 million last year.
As a result, net cash outflow resulting from investing activities were ¥27,276 million in FY 2007 compared to net cash inflow of ¥7,655 million in FY 2006.

Cash used for the payment of dividends increased by ¥285 million from ¥7,907 million during the previous fiscal year to ¥ 8,192 million in FY 2007. During FY 2006, Makita made aggregate payments of ¥12,525 million related to outstanding debt amounting to ¥6,375 million in connection with the civil rehabilitation proceedings of Joyama Kaihatsu, Ltd. and repayment of long-term indebtedness amounting to ¥6,150 million of the financing subsidiary company. There were no such payments in FY 2007.
As a result, net cash used in financing activities decreased by ¥11,241 million from ¥19,548 million in FY 2006 to ¥8,307 million this year.
As a result of these activities as well as the effect of exchange rate changes, Makita’s cash and cash equivalents as of March 31, 2007 amounted to ¥37,128 million, dropped by ¥1,926 million from the end of fiscal 2006.
Capital Expenditures
Makita has continued to allocate sizable amounts of funds for capital expenditures, which it believes is crucial for sustaining long-term growth. In light of the severity of the current market competition, however, Makita has focused its capital investments on expanding its plant in China and purchasing metal molds for new products to be manufactured, which required Makita to increase the amount of its capital expenditures in FY 2007 compared to FY 2006. Total capital expenditures amounted to ¥6,655 million, ¥11,383 million and ¥12,980 million for FY 2005, 2006 and 2007, respectively.
Capital expenditures in FY 2007 were mainly for expansion and rebuilding of the Okazaki factory, improvements to the Company’s headquarter buildings, construction of the Romania factory, and for the purchase of metal molds for new products, acquisition of production equipment in connection with facilities, such as Chinese factories and Makita Romania S.R.L. Capital investments of the Company amounted to approximately ¥7.3 billion, while overseas subsidiaries amounted to approximately ¥5.7 billion. All of Makita’s capital expenditures in FY 2007 were funded through internal sources.
Under its investment plans for FY 2008, the Makita Group is scheduled to make capital investments totaling ¥17.7 billion, 36% higher than for FY 2007. Of this total, the Company plans to make direct investments of ¥10.8 billion and its consolidated subsidiaries will invest ¥6.9 billion.
In continuation from FY 2007, the Company’s main capital investment plan is to rebuild the Okazaki factory and some of its headquarters buildings. The main facilities investments by consolidated subsidiaries include production facilities for Makita (China) Co., Ltd., and Makita Romania S.R.L, and the purchase of metal molds for new products. These are all scheduled to be funded with internal capital.
Fiscal year 2006
Cash Flows
Cash flow provided by operating activities is primarily composed of cash received from customers, and cash used in operating activities, principally payments by Makita for parts and materials, selling, general and administrative expenses, and income taxes.
For FY 2006, cash from cash received from customers increased by 16.3% to ¥224,064 million, as a result of an increase in net sales.
This increase was within the range of the increase in net sales, as there were no significant changes in Makita’s collection rates.
Cash used in operating activities increased by 13.1% to ¥198,997 million. This increase was caused by greater purchases of parts and raw materials, increased production as well as the increase in sales and administrative expenses.

As a result of these factors, net cash provided by operating activities increased by 48.8% (¥8,225 million) from ¥16,842 million in FY2005 to ¥25,067 million in FY 2006.
In FY 2006, cash outflow for capital expenditure increased by ¥4,728 million to ¥11,383 million. In addition, to strengthen its position in the automatic nailer business as a comprehensive supplier of tools for professional use, Makita acquired the automatic nailer business of Kanematsu-NNK Corp. as of January 1, 2006 for a total of ¥1,853 million. Of the ¥1,853 million purchase price including related costs, the Company paid ¥1,204 million during FY 2006 and paid ¥649 million in April 2006.
The purchase of securities totaled ¥21,844 million during the previous fiscal year and ¥21,248 million during FY 2006. To engage in investing and financing activities, Makita increased its cash by ¥40,864 million from sales and maturities of securities in the amount of ¥34,350 million and the cancellation of a time deposit in the amount of ¥6,514 million. In FY 2006, net cash inflow from sales and maturities of securities increased by ¥6,168 million from ¥28,182 million. As a result, net cash flow resulting from investing activities increased by ¥7,501 million from the previous fiscal year’s ¥154 million to ¥7,655 million.
In FY 2006, following the confirmation of the civil rehabilitation plan for Joyama Kaihatsu, Ltd., the company paid ¥150 million towards ¥800 million in long-term indebtedness, and ¥6,375 million towards ¥12,836 million in club members’ deposits. In addition, the Company also repaid ¥6,000 million long-term indebtedness of its subsidiary. Cash used in repayments of long-term indebtedness and club members’ deposits totaled ¥12,525 million. This cash outflow was ¥674 million less than the ¥13,199 million cash used in repayment in FY 2005, which included a total of ¥12,990 million for redemption of convertible bonds and ¥209 million for repayment of club members’ deposits. On the other hand, cash used in the payment of dividends increased by ¥4,454 million from ¥3,453 million during the previous fiscal year to ¥7,907 million. As a result, net cash used in financial activities increased by ¥3,371 million from ¥16,177 million during previous fiscal year to ¥19,548 million.
As a result of these activities as well as the effect of exchange rate changes, Makita’s cash and cash equivalents as of March 31, 2006 amounted to ¥39,054 million, up ¥13,670 million from the end of fiscal 2005.
Capital Expenditures
Makita focused its capital investments on expanding its plant in China and purchasing metal molds for new products to be manufactured, which required Makita to increase the amount of its capital expenditures in FY 2006 compared to FY 2005. Total capital expenditures amounted to ¥4,494 million, ¥6,655 million and ¥11,383 million for FY 2004, 2005 and 2006 respectively.
Capital expenditure in FY 2006 was mainly for expansion and remodeling to reinforce the earthquake resistance of buildings at the main production factories in Japan, and for the purchase of facilities such as Chinese factories. Capital investments of the Company amounted to approximately ¥6.4 billion, while the capital investments of overseas subsidiaries including manufacturing subsidiaries amounted to approximately ¥5.0 billion. Capital expenditures for Makita’s consolidated subsidiaries consisted primarily of the purchase of metal molds for new products of Dolmar GmbH. and the acquisition of production equipment by Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd. All of Makita’s capital expenditures in FY 2006 were funded through internal sources.
Under its investment plans for FY 2007, the Makita Group is scheduled to make capital investments totaling ¥15.5 billion, 36% higher than for FY 2006. Of this total, the Company plans to make direct investments of ¥9.9 billion and its consolidated subsidiaries will invest ¥5.6 billion.

In continuation from the FY 2006, Makita’s main capital investment plan is to expand and renovate buildings to strengthen earthquake resistance in some of the head office buildings and main factories. The main facilities investments by consolidated subsidiaries include new factories in Europe and production facilities for Makita (China) Co., Ltd., and Makita (Kunshan) Co., Ltd. These are all scheduled to be funded with internal capital.
Financial Position
Total assets at the end of FY 2007 were ¥368,494 million, up 13.0% from the previous fiscal year-end. Total current assets increased by 17% to ¥266,499 million, owing to such factors as an increase of inventories and marketable securities.
Property, plant and equipment, at cost less accumulated depreciation, increased by 7.1%, to ¥63,380 million. Investments and other assets decreased by 1.2%, to ¥38,615 million.
Total current liabilities increased by 18.2%, to ¥54,316 million mainly due to increase in income taxes payable, trade notes and accounts payable.
Long-term liabilities decreased by 21.0%, to ¥9,368 million, mainly due to a decrease in deferred income tax liabilities incurred as a result of the decrease in unrealized gains on securities. The current ratio was 4.9 times, slightly down compared with 5.0 at March 31, 2006. Shareholders’ equity increased by 13.5%, to ¥302,675 million.
The main reasons for this increase are an increase in retained earnings, and accumulated other comprehensive income of ¥12,697 million in FY 2007, which compares to ¥5,345 at March 31, 2006.
Fluctuations in the accumulated other comprehensive income (losses) are decrease in the unrealized gains on available-for-sale securities as a result of the depreciation of the market value of the Company’s securities holding, decrease in minimum pension liability adjustment resulting from the increase in actual return on plan assets of the defined benefit pension plan and the initial application of FAS158, increase in foreign currency translation adjustments due to the decline of yen against foreign currencies.
As a result, the shareholders’ equity ratio slightly rose to 82.1%, from 81.8% at the previous fiscal year-end.
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
Makita places a high priority on R&D and believes that strong capability in R&D is crucial to its continuing development of high-quality, reliable products that meet users’ needs. In FY 2007, Makita allocated ¥5,460 million to R&D, approximately 2.0% of net sales. In FY 2006, Makita allocated ¥4,826 million for R&D, up 8.5% from the ¥4,446 million allocated in FY 2005. The ratio of R&D expenses to net sales was approximately 2.3% in FY 2005.
Makita is placing higher priority on designing power tools that are smaller and lighter, featuring electronic controls, and that have internal power sources allowing a cordless operation. Additional design priorities include developing units that feature low noise, low vibration, measures to restrain dust emissions and new safety features. Still another priority is to design units that can be recycled to address environmental concerns. In order to respond quickly to customers needs, Makita is also placing an emphasis on shortening the time needed for new product development. To strengthen initiatives that reduce costs, Makita focused development activities on a more limited range of items and set objectives for developing models that use more standard parts. New products developed in FY 2007 included straight type cordless impact driver, high-pressure air nailer and other products.
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
On January 1, 2006, the company acquired the Kanematsu-NNK Corporation’s automatic nailer business to reinforce the air tools business department. Due to this transfer of business, various air tools with superior quality are being developed. Therefore, the company managed to provide high-pressure air tools in a short period of time within Japan in FY 2007.
D. Trend information
With regard to the outlook for the future, Makita anticipates a continued adjustment in the housing market in the United States, and some slowing of the economy there. Makita also believes that the environment for businesses remains opaque, largely owing to the vagaries of the market price for crude oil and for industrial raw materials, as well as the possibility of exchange rate shifts.
Given this outlook, Makita intends to further improve its business performance by increasing market share, starting with the professional-use power tools market and including the pneumatic tools and garden tools markets. On March 20, 2007, Makita announced a tender offer for shares of Fuji Robin Industries Ltd. for the purpose of making Fuji Robin a wholly-owned subsidiary. The offer was declared open on May 7, 2007. The intention in doing this was to move forward as a comprehensive supplier of professional tools, by strengthening Makita’s position in gardening tools including engine type. Makita will further improve its global sales and service arrangements as well as continue the development of high value-added products.
In forecasting performance for the year ending March 31, 2008, Makita have assumed the following:
•	Competition between companies in the European market will increase even though the market environment will continue to be steady.

•	There will be a slowdown in demand in the Eastern Europe and Russian markets in reaction to stronger growth resulting from the warm winter a year earlier.

•	In the United States, competition will be heightened between mass-market retailers, which have increased their share of sales.

•	Competition will intensify primarily in the Asian markets since Chinese power tools manufacturers will work to expand their positions.

•	In emerging markets such as those of Latin America, demand will grow.

•	In industrially advanced nations, demand is expected to be firm for high value-added products.

E. Off-balance sheet arrangements
Makita did not have any off-balance sheet arrangements as of March 31, 2007 except for certain liability for trade notes receivable discounted with bank and operating leases entered into in the ordinary course of business. See Note 15 to the accompanying consolidated financial statements.
F. Tabular disclosure of contractual obligations

		Yen (millions)
		Expected payment date, year ending March 31,
	Total	2008	2009	2010	2011	2012	Thereafter
Capital lease	129	76	32	17	3	1	—
Interest expenses on Capital lease	12	5	4	3	—	—	—
Operating lease	2,003	603	468	294	203	138	297
Contributions to defined benefit plan	3,173	3,173	—	—	—	—	—
Derivative financial instruments	19,603	19,603	—	—	—	—	—
Purchase Obligation	12,383	12,047	336	—	—	—	—

Total	¥37,303	¥35,507	¥840	¥314	¥206	¥139	¥297

		U.S. Dollars (thousands)
		Expected payment date, year ending March 31,
	Total	2008	2009	2010	2011	2012	Thereafter
Capital lease	1,093	644	271	144	26	8	—
Interest expenses on Capital lease	102	43	34	25	—	—	—
Operating lease	16,975	5,111	3,966	2,492	1,720	1,169	2,517
Contributions to defined benefit plan	26,890	26,890	—	—	—	—	—
Derivative financial instruments	166,127	166,127	—	—	—	—	—
Purchase Obligation	104,941	102,094	2,847	—	—	—	—

Total	$316,128	$300,909	$7,118	$2,661	$1,746	$1,177	$2,517

Note: Calculation of contributions to defined benefit plan after 2008 is not practicable.
G. Safe harbor
All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects - Trend Information” and “- Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements” for additional information.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management
The Directors and Statutory Auditors of the Company as of June 27, 2007 are as follows:
Masahiko Goto
Current Position: President, Representative Director since May 1989
Date of Birth: November 16, 1946
Director since: May 1984

Masami Tsuruta
Current Position: Managing Director, in charge of Domestic Business since June 2007
Date of Birth: December 26, 1942
Director since: June 1995
Business Experience:
June 1995: Director, Assistant General Manager of Domestic Sales Headquarters
June 1997: Director, General Manager of Domestic Sales Marketing Headquarters
June 2003: Managing Director, General Manager of Domestic Sales Marketing Headquarters
Yasuhiko Kanzaki
Current Position: Managing Director, General Manager of International Sales Headquarters (Europe Area) since
June 2007 Date of Birth: July 9, 1946
Director since: June 1999
Business Experience:
April 1995: Director of Makita International Europe Ltd.
June 1999: Director, Assistant General Manager of International Sales Headquarters 1
June 2003: Director, General Manager of International Sales Headquarters (Europe Area)
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
Director since: June 2003
Business Experience:
April 1997: Assistant General Manager of Europe Sales Department
March 1999: General Manager of Europe Sales Department
Tadashi Asanuma
Current Position: Director, General Manager of Domestic Sales Marketing Headquarters (Tokyo Sales Department) since June 2007
Date of Birth: January 4, 1949
Director since: June 2003
Business Experience:
April 1995: Manager of Saitama Branch Office
April 2001: General Manager of Osaka Sales Department
June 2003: Director, Assistant General Manager of Domestic Sales Marketing Headquarters
Hisayoshi Niwa
Current Position: Director, General Manager of Quality Control Headquarters since June 2003
Date of Birth: February 24, 1949
Director since: June 2003
Business Experience:
April 1995: Assistant General Manager of Production Control Department
October 1999: General Manager of Production Control Department
Zenji Mashiko
Current Position: Director, General Manager of Domestic Sales Marketing Headquarters (Nagoya Sales Department ) since June 2007
Date of Birth: May 28, 1949
Director since: June 2003
Business Experience:
April 1995: Manager of Tokyo Branch Office
June 2003: Director, Assistant General Manager of Domestic Sales Marketing Headquarters
Toshio Hyuga
Current Position: Director, General Manager of Domestic Sales Marketing Headquarters (Osaka Sales Department ) since June 2007
Date of Birth: March 14, 1948
Director since: June 2007
Business Experience:

April 1992: Manager of Takamatsu Branch Office
October 1997: Manager of Osaka Branch Office
Shinichiro Tomita
Current Position: Director, Assistant General Manager of Production Headquarters (China Plant) since June 2007
Date of Birth: January 11, 1951
Director since: June 2007
Business Experience:
October 2001: Manager of Production Engineering Department
September 2003: Transfer to Makita (China) Corporation
Tetsuhisa Kaneko
Current Position: Director, General Manager of Purchasing Headquarters since June 2007
Date of Birth: April 6, 1956
Director since: June 2007
Business Experience:
April 2004: Manager of Technical Research Department
August 2005: Manager of 2nd Production Department
October 2006: Manager of 1st Production Department
Motohiko Yokoyama
Current Position: Outside Director, since June 2005
Date of Birth: May 13, 1944
Director since: June 2005
Business Experience:
June 2004: President and Representative Director of Toyoda Machine Works, Ltd.
January 2006: Vice President and Representative Director of JTEKT Corporation, which is the entity created by the merger of Toyoda Machine Works, Ltd. with Koyo Seiko Co., Ltd.
June 2007: President and Representative Director of JTEKT Corporation
Akio Kondo
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

(Patent attorney, Hase International Patent office)
Date of Birth: March 30, 1934
Statutory Auditor since: June 2001
April 1967: Established Hase Patent Attorney Office
Masafumi Nakamura
Current Position: Outside Statutory Auditor since June 2007
Date of Birth: September 17, 1942
Statutory Auditor since: June 2007
April 2001: represent of Deloitte Touche Tohmatsu
January 2002: Started Masafumi NakamuraAccountancy Firm, Representative
The term of each director listed above expires in June 2009. The terms of Mr. Akio Kondo and Mr. Hiromichi Murase as Standing Statutory Auditors and Mr. Shoichi Hase as Outside Statutory Auditor expire in June 2008. The term of Mr. Masafumi Nakamura as Outside Statutory Auditor expires in June 2011.
There are no family relationships between any of the individuals named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Statutory Auditor.
B. Compensation
The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during the fiscal year ended March 31, 2007 to all Directors and Statutory Auditors, who served during the fiscal year ended March 31, 2007, totaled ¥ 249 million. Remuneration paid by the Company during the fiscal year ended March 31, 2006 to all Directors and Statutory Auditors, who served during the fiscal year ended March 31, 2006, totaled ¥ 163 million. Some of the fringe benefits provided by the Company to its employees in Japan, such as medical and dental service insurance and welfare pension insurance are also made available to Directors and Standing Statutory Auditors.
The Company had an unfunded retirement and termination allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount set aside as retirement allowances for Directors and Statutory Auditors was ¥490 million as of March 31, 2006 and was increased to ¥501 million as of March 31, 2007. However, this Executive retirement and termination allowances program was abolished as of the Annual General Meeting of Shareholders held on June 29, 2006, because the program featured minimal correlation with the Company’s business results while presenting strong seniority-based elements. With regard to retirement and termination allowances accrued through that day, the retirement allowance will be paid to eligible executives upon their retirement.
Beginning in July 2006, the Company introduced a new remuneration program which links the Directors’ compensation to Makita’s stock prices. Under this remuneration program, a portion or all of the directors’ monthly compensation representing their retirement allowance will be contributed to the Executive Stock Ownership Plan, which in turn will acquire the Company’s stock. The acquired stock will be retained for a duration of the Director’s tenure. The purpose of this system is to effectively link a portion of the Directors’ remuneration to the stock price, and thereby provide further transparency of directors’ managerial responsibility with respect to improving the Company’s value.

C. Board practices
Under the Company Law, the Company has elected to structure its corporate governance system as a company with a Board of Statutory Auditors as set out below.
The Company’s Articles of Incorporation provide for 15 or fewer Directors and five or fewer Statutory Auditors. All Directors and Statutory Auditors are elected at general meetings of shareholders. In general, the term of offices of Directors expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within two years from their election, and in the case of Statutory Auditors, within four years from their election; however, Directors and Statutory Auditors may serve any number of consecutive terms. With respect to each expiration date of the term of offices of current Directors and Statutory Auditors, see “A. Directors and senior management” of Item 6.A.
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
The Statutory Auditors of the Company are not required to be and are not certified public accountants. However, at least half of the Statutory Auditors are required to be persons who have never been in the past a director, accounting counselor, corporate executive officer, general manager or any other employee of the Company or any of its subsidiaries. The Statutory Auditors may not, while acting as such, be a director, accounting counselor, corporate executive officer, general manager or any other employee of the Company or any of its subsidiaries. Each Statutory Auditor has the statutory duty to supervise the administration by the Directors of the Company’s affairs and also to examine the Company’s annual consolidated and non-consolidated financial statements and business report proposed to be submitted by a Representative Director at the general meeting of shareholders and, based on such examination and a report of an Accounting Auditor referred to below, to individually prepare their audit reports. They are required to attend meetings of the Board of Directors but are not entitled to vote. In addition to Statutory Auditors, independent certified public accountants or an audit corporation must be appointed by a general meeting of shareholders as Accounting Auditors. Such Accounting Auditors have, as their primary statutory duties, a duty to examine the Company’s annual consolidated and non-consolidated financial statements proposed to be submitted by a Representative Director to general meetings of shareholders and to report their opinion thereon to certain Statutory Auditors designated by the Board of Statutory Auditors to receive such report (if such Statutory Auditors are not designated, all Statutory Auditors) and the Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements). The Statutory Auditors constitute the Board of Statutory Auditors. The Board of Statutory Auditors has a statutory duty to, based upon the reports prepared by respective Statutory Auditors, prepare its audit report and Statutory Auditors designated by the Board of Statutory Auditors to submit such report (if such Statutory Auditors are not designated, all Statutory Auditors) submit such report to the Accounting Auditors and Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements and the business report). A Statutory Auditor may note his or her opinion in the audit report of the Board of Statutory Auditors if his or her opinion expressed in his or her audit report is different from the opinion expressed in the audit report of the Board of Statutory Auditors. The Board of Statutory Auditors shall elect one or more full-time Statutory Auditors from among its members. The Board of Statutory Auditors is empowered to establish audit principles, the method of examination by Statutory Auditors of the Company’s affairs and financial position, and other matters concerning the performance of the Statutory Auditors’ duties. For names of the Statutory Auditors that constitute the current Board of Statutory Auditors, see Item 6. A. There are no

contractual arrangements providing for benefits to Directors upon termination of service. Also see “B. Memorandum and articles of association - Directors” in Item 10.
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
2. Audit Committee. The Company is relying on paragraph (c)(3) of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of statutory auditors, subject to certain requirements which continue to be applicable under Rule 10A-3. The Company is exempt from the NASDAQ requirement relating to audit committees that currently requires the Company to have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must be independent. Unlike the NASDAQ Rules, under the Company Law, at least half of the statutory auditors are required to be persons who have not been a director, accounting counselor, corporate executive officer, general manager or any other employee of the Company or any of its subsidiaries at any time prior to such statutory auditor’s election. Statutory auditors may not at the same time be a director, accounting counselor, corporate executive officer, general manager, or any other employee of the Company or any of its subsidiaries.
3. Meetings of Ordinary Shareholders. The Company is exempt from the quorum requirement of the NASDAQ, which currently requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3 percent of the outstanding shares of a company’s common voting stock. In keeping with the Company Law and generally accepted business practices in Japan, the Company’s Articles of Incorporation provide that except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights of all the shareholders represented at the meeting. The Company Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company Law and the Company’s Articles of Incorporation also provide that the quorum shall be one-third of the total number of voting rights of all the shareholders, and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required in order to amend the Company’s Articles of Incorporation and in certain other instances, including:
(1)	acquisition of its own shares from specific persons other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares or existing shares held by the Company as treasury stock at a “specially favorable” price (or any offering of stock acquisition rights, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a Statutory Auditor;

(5)	the exemption of liability of a Director, Statutory Auditor or Accounting Auditor with certain exceptions;

(6)	a reduction of stated capital with certain exceptions in which a special shareholders’ resolution is not required;

(7)	a distribution of surplus in kind other than dividends which meets certain requirements;

(8)	dissolution, merger, consolidation or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business with certain exceptions in which a shareholders’ resolution is not required;

(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required; or

(11)	share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required.
D. Employees
The following table sets forth information about number of employees:

	As of March 31,
	2005	2006	2007
Categorized by Geographic Areas
Japan	2,996	3,038	3,007
Overseas	5,564	5,591	6,055

Total	8,560	8,629	9,062

During the fiscal year ended March 31, 2007, the Company hired on average approximately 1,600 temporary employees in China, and approximately 280 temporary employees in Japan who were not entitled to retirement or certain other fringe benefits which regular full-time employees receive.
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
The Company’s employees are members of the labor union formed on September 13, 1947 that comprises, starting February 9, 1989, the Japanese Electrical Electronic & Information Union. As of March 31, 2007, there are 2,712 members of the labor union and Makita considers its relationship with the labor union to be good.
E. Share ownership
The total number of shares of the Company’s Common Stock owned by the Directors and Statutory Auditors as a group as of March 31, 2007 is as follows:

Identity of	Number of	Percentage of
Person or Group	Shares Owned	voting right
Directors and Statutory Auditors	2,121,016	1.47%
The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of March 31, 2007.

Name	Position	Number of shares
Masahiko Goto	President, Representative Director	1,975,543
Masami Tsuruta	Managing Director	16,722
Yasuhiko Kanzaki	Director	11,869

Name	Position	Number of shares
Kenichiro Nakai	Director	12,200
Tadayoshi Torii	Director	13,300
Tomoyasu Kato	Director	12,472
Kazuya Nakamura	Director	7,800
Masahiro Yamaguchi	Director	6,300
Shiro Hori	Director	9,100
Tadashi Asanuma	Director	5,300
Hisayoshi Niwa	Director	6,500
Zenji Mashiko	Director	6,300
Akio Kondo	Standing Statutory Auditor	6,600
Hiromichi Murase	Standing Statutory Auditor	4,810
Keiichi Usui	Outside Statutory Auditor	8,100
Shoichi Hase	Outside Statutory Auditor	18,100
The shareholders listed above do not have voting rights that are different from other shareholders of the Company.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Except for Masahiko Goto holding 1.37% of the Company’s outstanding common stock as of March 31, 2007, none of the Company’s Directors and Statutory Auditors owns more than one percent of the Company’s Common Stock. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Securities and Exchange Law of Japan.
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
Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of the Company’s common stock as of March 31,2007, indicated in the reports described below.

Name of Beneficial Owner	Number of Shares	Percentage
Japan Trustee Services Bank, Ltd. (Trust account)	11,275,300	7.85%

Based on information made publicly available on or after April 1, 2003, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

		Shares Owned		Number of	Shares Owned
	Date of	Prior to		Shares	After the
Name of Shareholder	Transaction	Transaction	Percentage	Changed	Transaction	Percentage
Nippon Life Insurance Company	April 30, 2004	—	—	—	7,601,503	5.14%
Barclays Global Investors, N.A.	June 30, 2004	—	—	—	7,855,003	5.31%
Silchester International Investors Limited	September 29, 2004	9,267,000	6.06%	1,212,000	10,479,000	7.08%
Goldman Sachs International	September 30, 2004	6,332,900	4.14%	2,567,079	8,899,979	6.01%
Barclays Global Investors, N.A.	December 31, 2004	7,855,003	5.31%	(293,559)	7,561,444	5.11%
Nippon Life Insurance Company	January 31, 2005	7,601,503	5.14%	(3,503,000)	4,098,503	2.77%
Silchester International Investors Limited	February 15, 2005	10,479,000	7.08%	(1,520,000)	8,959,000	6.05%
Barclays Global Investors, N.A.	March 31, 2005	7,561,444	5.11%	222,000	7,783,444	5.26%
Barclays Global Investors, N.A.	June 30, 2005	7,783,444	5.26%	(2,915,000)	4,868,444	3.29%
Silchester International Investors Limited	September 23, 2005	8,959,000	6.05%	(1,017,000)	7,942,000	5.37%
Goldman Sachs International	September 30, 2005	8,899,979	6.01%	1,591,162	10,491,141	7.08%
Mitsubishi UFJ Financial Group	October 31, 2005	—	—	—	8,164,923	5.52%
Goldman Sachs International	November 30, 2005	10,491,141	7.08%	(3,909,960)	6,581,181	4.45%
Silchester International Investors Limited	January 6, 2006	7,942,000	5.37%	(588,400)	7,353,600	4.97%
Mitsubishi UFJ Financial Group	January 31, 2006	8,164,923	5.52%	857,200	9,022,123	6.10%
Barclays Global Investors, N.A.	March 31, 2006	4,868,444	3.38%	4,161,108	9,029,552	6.27%
Mitsubishi UFJ Financial Group	April 30, 2006	9,022,123	6.26%	1,556,200	10,578,323	7.35%
Barclays Global Investors, N.A.	June 30, 2006	9,029,552	6.27%	(905,026)	8,124,526	5.64%
Mitsubishi UFJ Financial Group	July 31, 2006	10,578,323	7.35%	(625,100)	9,953,223	6.91%
Barclays Global Investors, N.A.	September 30, 2006	8,124,526	5.64%	(2,089,460)	6,035,066	4.19%
Nomura Asset Management	January 15, 2007	—	—	—	7,528,400	5.23%
Mitsubishi UFJ Financial Group	January 22, 2007	9,953,223	6.91%	(1,408,800)	8,544,423	5.93%
As of March 31, 2007 the Company had 143,701,279, outstanding shares of common stock, excluding 307,481 shares of Treasury Stock. According to the Bank of New York, depositary for the Company’s ADSs, as of March 31, 2007, 2,485,634 shares of the Company’s common stock were held in the form of ADRs and there were 48 ADR holders of record in the United States. According to the Company’s register of shareholders and register of beneficial owners as of March 31, 2007, there were 10,619 holders of common stock of record worldwide and the number of record holders in the United States was 84.
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

B. Related party transactions
On March 20, 2007, Makita announced that it would, through a tender offer and a series of subsequent procedures, acquire all of the issued and outstanding shares of Fuji Robin. Prior to the announcement of the tender offer, Makita owned 10.03% of the outstanding shares of Fuji Robin. By the close of the tender offer on May 7, 2007, Makita had acquired 10,279,375 additional shares of Fuji Robin at a price of ¥260 per share for an aggregate purchase price of approximately ¥2.7 billion, bringing its total shareholding in Fuji Robin to 11,579,375 shares, or 89.35%. On May 25, 2007, Makita entered into a share exchange agreement with Fuji Robin to acquire all of the remaining shares of Fuji Robin effective August 1, 2007. Under the terms of the share exchange agreement, Makita issued 0.059 shares of its common stock in return for each remaining Fuji Robin share. A total of 81,456 Makita shares held by Makita as treasury stock was delivered in connection with the share exchange. Makita sells and purchases products, materials, supplies and services to and from affiliated companies in the ordinary course of business.
No Director or Statutory Auditor has been indebted to the Company or any of its subsidiaries at any time during the latest three fiscal years. Neither the Company nor any of its subsidiaries expects to make any loans to Directors or Statutory Auditors in the future.
See Note 19 to the consolidated financial statements.
C. Interest of experts and counsel
     Not applicable
Item 8. Financial Information
A. Consolidated Financial statements and other financial information
1-3. Consolidated Financial Statements.
Makita’s audited consolidated financial statements are included under “Item 18 — Financial Statements.” Except for Makita’s consolidated financial statements included under Item 18, no other information included in this annual report has been audited by Makita’s Independent Registered Public Accounting Firm.
4. Not applicable.
5. Not applicable.
6. Export Sales.
See “Information on the Company — Business Overview — Principal Markets, Distribution and After-Sale Services.”
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
According to this basic policy, the Company paid interim cash dividends in fiscal 2007 of ¥19.0 per share and ADS. The Company has declared a cash dividend of ¥55.0 per share and ADS, which was approved by the shareholders’ meeting held on June 27, 2007.
The following table sets forth cash dividends per share of Common Stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	In Yen		In U.S. Dollars
Fiscal year ended March 31	Interim	Year-end	Interim	Year-end
2002	9.0	9.0	0.07	0.07
2003	9.0	9.0	0.07	0.07
2004	9.0	13.0	0.09	0.11
2005	11.0	36.0	0.10	0.34
2006	19.0	38.0	0.16	0.32
2007	19.0	55.0	0.16	0.47
Note: Cash dividends in U.S. dollars are based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.
B. Significant changes
To Makita’s knowledge, except as a disclosed in this annual report, no significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.
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

	Tokyo Stock Exchange Price		NASDAQ Price
	Per Share of Common Stock		Per American Depositary Share
	(Yen)		(U.S. Dollars)
Fiscal year ended March 31,	High	Low	High	Low
2003	909	654	7.55	5.35
2004	1,343	834	15.45	10.00
2005	2,115	1,315	20.27	12.00
2006	3,820	1,755	34.19	16.15
2007	4,630	2,995	39.00	26.03

Quarterly

Fiscal year 2006
1 st quarter ended June 30, 2005	2,355	1,755	21.75	16.15
2 nd quarter ended September 30, 2005	2,540	2,150	21.59	19.06
3 rd quarter ended December 31, 2005	3,070	2,255	24.40	19.55
4 th quarter ended March 31, 2006	3,820	2,830	34.90	24.22

Fiscal year 2007
1 st quarter ended June 30, 2006	3,830	2,995	34.34	26.03
2 nd quarter ended September 30, 2006	3,830	3,210	33.16	27.56
3 rd quarter ended December 31, 2006	3,730	3,110	31.49	26.78
4 th quarter ended March 31, 2007	4,630	3,570	39.00	30.23

Fiscal year 2008
1 st quarter ended June 30, 2007	5,650	4,210	45.30	35.64

Monthly

March 2007	4,570	4,070	39.00	34.54
April 2007	4,600	4,210	38.44	35.64
May 2007	5,060	4,540	41.99	37.64
June 2007	5,650	4,920	45.30	40.34
July 2007	5,820	5,010	46.20	41.29
August	5,680	4,030	47.44	35.20
B. Plan of distribution
     Not applicable
C. Markets
     See Item 9.A
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
Objects and purposes
Article 2 of the Articles of Incorporation of the Company provides that the purposes of the Company are to engage in the following businesses:
•	Manufacture and sale of machine tools including electric power tools and pneumatic tools, etc., and wood-working tools;

•	Manufacture and sale of electric machinery and equipment and various other machinery and equipment;

•	Manufacture and sale of interior furnishings and household goods and their installation work;

•	Purchase, sale, lease and management of real estate;

•	Operation of sporting and recreational facilities;

•	Casualty insurance agency and business relating to offering of life insurance;

•	Tourist business under the Travel Agency Law;

•	Acquisition, assignment and licensing of industrial property right, copyright and other intellectual property right and provision of technical guidance;

•	Investment in various kinds of business; and

•	All other business incidental or relative to any of the preceding items.
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
Except as stated below, neither the Company Law nor the Company’s Articles of Incorporation make special provisions as to:
•	the Directors’ or Statutory Auditors’ power to vote in connection with their compensation;

•	the borrowing power exercizable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power);

•	the Directors’ or Statutory Auditors’ retirement age; or

•	requirement to hold any shares of capital stock of the Company.

The Company Law specifically requires the resolution of the Board of Directors for a company:
•	to acquire or dispose of material assets;

•	to borrow a substantial amount of money;

•	to employ or discharge from employment important employees, such as general managers;

•	to establish, change or abolish material corporate organization such as a branch office;

•	to determine material conditions concerning offering of corporate bonds; and

•	to establish and maintain an internal control system.
The Regulations of the Board of Directors and operational regulations thereunder of the Company require a resolution of the Board of Directors for the Company to borrow money in an amount of ¥100 million or more to give a guarantee in an amount of ¥10 million or more.
Common stock
General
Unless indicated otherwise, set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Company Law of Japan and related legislation.
All issued shares are fully-paid and non-assessable, and are in registered form. Transfer of shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against the Company, a shareholder must, except as set forth below, have its name and address registered or recorded on the Company’s register of shareholders in writing or digitally (or electronically), in accordance with the Company’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.
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
Authorized capital
Under the current Articles of Incorporation of the Company, the Company may only issue shares of Common Stock. Article 6 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 496,000,000 shares.
As of March 31, 2007, 144,008,760 shares of Common Stock were in issue.
All shares of Common Stock of the Company have no par value.
Dividends from Surplus
Dividends from Surplus — General
Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “dividends from Surplus” (“Surplus” is defined in “— Restriction on dividends from Surplus”). The Company may make dividends from Surplus to the shareholders any number of times per business year, subject to certain limitations described in “— Restriction on dividends from Surplus.” Dividends from Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the Board of Directors if:
(a)	Articles of Incorporation of the Company so provide;
(b)	the normal term of office of the Directors is no longer than one year; and
(c)	its non-consolidated annual financial statements and certain documents for the latest business year present fairly its assets and profit or loss, a s required by ordinances of the Ministry of Justice.
Under the current Articles of Incorporation of the Company, the requirements described in (a) and (b) are not met. Nevertheless, even under the current Articles of Incorporation, the Company may make dividends from Surplus in cash to the shareholders by resolutions of the Board of Directors once per business year. Such dividend from Surplus is called “interim dividends”.
Dividends from Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock held by each shareholder. A resolution of a general meeting of shareholders or Board of Directors authorizing a dividend from Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a dividend from Surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or, as the case may be, the Board of Directors, grant a right to the shareholders to require the Company to make such dividend in cash instead of in kind. If no such right is granted to shareholders, the relevant dividend from Surplus must be approved by a special shareholders resolution (see “- Voting Rights” with respect to a “special shareholders resolution”).
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
The amount of Surplus at any given time must be calculated in accordance with the following formula:
A + B + C + D - (E + F + G)
In the above formula:

“A” =	the total amount of other capital surplus and other retained earnings, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year

“B” =	(if the Company has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by the Company less the book value thereof

“C” =	(if the Company has reduced its stated capital after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D” =	(if the Company has reduced its additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” =	(if the Company has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock

“F” =	(if the Company has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed

“G” =	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction and (if the Company has distributed surplus to the shareholders after the end of the last business year) the amount set aside in additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice
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
In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date therefore, at least 2 weeks prior to such record date.
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
The Company Law and the Company’s Articles of Incorporation provide that the quorum shall be one-third of the total voting rights of all the shareholders, and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”) in order to amend the Company’s Articles of Incorporation and in certain other instances, including:
(1)	Acquisition of its own shares from specific persons other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares or existing shares held by the Company as treasury stock at a “specially favorable” price (or any offering of stock acquisition rights, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a Statutory Auditor;

(5)	the exemption of liability of a Director, Statutory Auditor or Accounting Auditor with certain exceptions;

(6)	a reduction of stated capital with certain exceptions in which a special shareholders’ resolution is not required;

(7)	a distribution of surplus in kind other than dividends which meets certain requirements;

(8)	dissolution, merger, consolidation or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)   the transfer of the whole or a material part of the business with certain exceptions in which a shareholders’ resolution is not required;
(10) the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required; or
(11) share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required.
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
The Company may issue stock acquisition rights by a resolution of the Board of Directors, subject to the limitations as to the offering of stock acquisition rights on “specially favorable” conditions mentioned under “Voting rights” above. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.
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

Acquisition by the Company of Common Stock
The Company may acquire shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special shareholders resolution), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which Common Stock is listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to the Representative Director that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).
The total amount of the purchase price of shares of Common Stock may not exceed the Distributable Amount, as described in “- Dividends from Surplus — Restriction on dividends from Surplus.”
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
In addition, the Company may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for 5 years or more at the shareholder’s registered address in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive dividends from Surplus on the shares of Common Stock continuously for 5 years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company, the Company may sell or otherwise dispose of the shareholder’s shares at the then market price of shares of Common Stock and after giving at least 3 months’ prior public and individual notices, and hold or deposit the proceeds of such sale or disposal of shares of Common Stock for such shareholder.
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
A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Any such report shall be filed with the Director-General of the competent Local Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET). Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

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
C. Material contracts
On March 20, 2007, Makita announced that it would, through a tender offer and a series of subsequent procedures, acquire all of the issued and outstanding shares of Fuji Robin. Prior to the announcement of the tender offer, Makita owned 10.03% of the outstanding shares of Fuji Robin. By the close of the tender offer on May 7, 2007, Makita had acquired 10,279,375 additional shares of Fuji Robin at a price of ¥260 per share for an aggregate purchase price of approximately ¥2.7 billion, bringing its total shareholding in Fuji Robin to 11,579,375 shares, or 89.35%. On May 25, 2007, Makita entered into a share exchange agreement with Fuji Robin to acquire all of the remaining shares of Fuji Robin effective August 1, 2007. Under the terms of the share exchange agreement, Makita issued 0.059 shares of its common stock in return for each remaining Fuji Robin share. A total of 81,456 Makita shares held by Makita as treasury stock was delivered in connection with the share exchange.
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
Foreign investors are:
•	Individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan;

•	corporations of which 50 percent or more of their shares are held by individuals who are exchange non-residents and/or corporations (1) that are organized under the laws of foreign countries or (2) whose principal offices are located outside of Japan; or

•	corporations a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

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
Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of Common Stock of the Company held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad. The acquisition of shares of Common Stock by exchange non-residents by way of stock split is not subject to any of the foregoing notification or reporting requirements.
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
Japanese Taxation
The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of Common Stock and of ADRs evidencing ADSs representing shares of Common Stock who are either individuals who are non-residents of Japan or non-Japanese corporations, without a permanent establishment in Japan (“non-resident Holders”).
Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations, and the Company will withhold such tax prior to payment of dividends as required by Japanese law. Stock splits are, in general, not a taxable event.
In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of Common Stock) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders) other than any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2009, and (ii) 15 percent for dividends due and payable on or after April 1, 2009. As of the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland and 10 percent under the income tax treaties with the U.K. and the United States).
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
For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of Common Stock or ADSs will constitute income from sources outside the United States, will be passive category income and will be subject to various classifications and other limitations. Any Japanese withholding tax imposed in respect of a company dividend may be claimed either as a credit against the U.S. federal income tax liability of a U.S. Holder or, if the U.S. Holder elects not to take a credit for any foreign taxes that year, as a deduction from that U.S. Holder’s taxable income. Special rules will generally apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:
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

Makita does not hold marketable securities and investment securities for trading purposes. The fair value of certain of these investments expose Makita to equity price risks. These investments are subject to changes in the market prices of the securities. The maturities and fair values of such marketable securities and investment securities at March 31, 2006 and 2007 were as follows:

	Yen (millions)				U.S. Dollars (thousands)
	2006		2007		2007
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

Due within one year	¥4,492	¥4,493	¥6,323	¥6,322	$53,585	$53,576
Due after one year through five years	6,169	6,150	2,203	2,195	18,669	18,602
Due after five years	5,600	5,494	5,921	5,822	50,178	49,339
Indefinite periods	30,990	30,989	42,697	42,697	361,839	361,839
Equity securities	30,961	30,961	28,352	28,352	240,271	240,271

	¥78,212	¥78,087	¥85,496	¥85,388	$724,542	$723,627

Foreign Exchange Risk
Makita’s international operations and indebtedness denominated in foreign currencies expose Makita to the risk of fluctuation in foreign currency exchange rates. To manage this exposure, Makita enters into certain foreign exchange contracts with respect to a part of such international operations and indebtedness. The following table provides information about Makita’s major derivative financial instruments related to foreign currency transactions as of March 31, 2006 and March 31, 2007. Figures are translated into yen at the rates prevailing at March 31, 2006 and March 31, 2007, together with the relevant weighted average contractual exchange rates at March 31, 2007. All of the foreign exchange contracts listed in the following table have contractual maturities in FY 2007 and 2008.

	Yen (millions) (except average contractual rates)						U.S. Dollars (thousands)
	2006			2007			2007
			Average			Average
	Contract		contractual	Contract		contractual	Contract
	amounts	Fair Value	rates	amounts	Fair Value	rates	Amounts	Fair Value

Foreign currency contracts;
U.S.$/Yen	¥4,368	¥(11)	¥116.49	¥3,107	¥2	¥117.50	$26,331	$17
Euro/Yen	4,148	(67)	140.14	5,387	(60)	115.15	45,653	(508)
A$/Yen	344	10	85.91	343	(8)	92.69	2,907	(68)
STG/Yen	8	—	201.98	58	—	230.96	492	—
Euro/STG	1,421	(10)	—	1,579	(1)	—	13,381	(8)
US$/EUR	1,151	(10)	—	1,794	(13)	—	15,203	(112)
Other	387	18		811	(20)		6,872	(168)

Total	¥11,827	¥(70)		¥13,079	¥(100)		$110,839	$(847)

Foreign currency swaps:
U.S.$/Yen	¥9,099	¥(88	¥116.65	¥2,853	¥(30)	¥177.53	$24,178	$(254)
Euro/Yen	1,133	(12	141.68	3,289	(20)	156.64	27,873	(170)
CAN$/Yen	305	—	101.8	—	—	—	—	—
A$/Yen	1,661	(32)	83.06	191	—	95.25	1,619	—
SFr./Yen	173	(8)	86.45	191	(3)	95.56	1,619	(25)

Total	¥12,371	¥(140)		¥6,524	¥(53)		$55,289	$(449)

Options purchased to sell foreign currencies:
U.S.$/Yen	¥—	¥—	¥—	¥233	¥2	¥116.38	$1,975	$17
Euro/Yen	—	—	—	1,518	5	151.80	12,864	42
Other	—	—	—	—	—	—	—	—

Total	¥—	¥—		¥1,751	¥7		$14,839	$59

Options written to buy foreign currencies:
U.S.$/Yen	¥—	¥—	¥—	¥239	¥(1)	¥119.15	$2,025	$(8)
Euro/Yen	—	—	—	1,569	(18)	156.92	13,297	(153)
Other	—	—	—	—	—	—	—	—

Total	¥—	¥—		¥1,808	¥(19)		$15,322	$(161)

Item 12. Description of Securities Other than Equity Securities
     Not applicable
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None
Item 15. Controls and Procedures
A. Disclosure controls and procedures
Makita performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2007. Disclosure controls and procedures (as such term is defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Makita files under the Exchange Act is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer, to allow timely decisions regarding required disclosure.
The Company’s disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Masahiko Goto, Makita’s Chief Executive Officer, President and Representative Director and Kenichiro Nakai, Makita’s Chief Financial Officer and Director. Makita’s disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Masahiko Goto and Kenichiro Nakai have concluded that Makita’s disclosure controls and procedures are effective at the reasonable assurance level.
B. Management’s annual report on internal control over financial reporting
Makita’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Makita’s management evaluated the effectiveness of internal control over financial reporting as of March 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007 has been audited by KPMG AZSA & CO., an independent registered public accounting firm, as stated in their report which is included herein.
Based on its assessment, management concluded that, as of March 31, 2007, Makita’s internal control over financial reporting was effective based on the COSO criteria.
C. Attestation report of the registered public accounting firm
Makita’s independent registered public accounting firm, KPMG AZSA & CO. has issued an audit report on management’s assessment of internal control over financial reporting. This report appears in Item 18.
D. Changes in internal control over financial reporting
There have been no changes in Makita’s internal control over financial reporting during fiscal 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Makita’s Board of Directors has determined that Akio Kondo qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Kondo is not independent, as that term is defined in the listing standards of Nasdaq applicable to the Company. Mr. Kondo began his career at Makita in 1969, and from May 1979 to June 2004 he has worked in the field of finance and accounting. From April 1991 to September 1995, he served as an Assistant General Manager of the Accounting & Finance Department, and from October 1995 to June 2004 he served as a General Manager of the Accounting & Finance Department, the division responsible for Makita’s consolidated reporting. Mr. Kondo was elected as one of Makita’s corporate auditors at an ordinary general meeting of shareholders held in June 2004. See Item 6.A for additional information regarding Mr. Kondo.
Item 16B. Code of ethics
On May 20, 2003, Makita adopted a code of ethics. On March 17, 2004, Makita amended the code of ethics to: (1) ensure the protection of individuals who report questionable behavior to our board of statutory auditors and (ii) clarify that waivers to its code of ethics for employees must be requested in writing to our board of statutory auditors and for executive officers, directors and statutory auditors can only be granted by the board of directors, only if truly necessary and warranted, and must be promptly disclosed to shareholders.
Makita’s code of ethics is publicly available on Makita’s website at www.makita.co.jp/global/company/governance01.html
If Makita makes any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of this code to the directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, Makita will disclose the nature of such amendment or waiver on the Company’s website.
Item 16C. Principal Accountant Fees and Services
KPMG AZSA & Co. have served as our independent public accountants for each of the financial years in the three-year period ended March 31, 2007, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA & Co. and the various member firms of KPMG International, a Swiss Cooperative to Makita in fiscal 2007 and fiscal 2006:

	Yen (millions)
	2006	2007
Audit Fees (1)	¥248	665
Audit- related Fees (2)	31	6
Tax Fees (3)	74	86
All Other Fees (4)	71	25

Total	¥424	¥782

(1)	Audit Fees consist of fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for the audit of Makita’s annual or interim financial statements and services that are normally provided by the Independent Registered Public Accounting Firm in connection with statutory and regulatory filings or engagement. Audit fees for fiscal 2007 include the amount of 18 million yen for fiscal 2006. Audit fees for fiscal 2007 do not include 177 million yen billed by the Independent Registered Public Accounting Firm but which Makita has not yet agreed to pay. Accordingly, the audit fees for fiscal 2007 may ultimately be higher.”

(2)	Audit-related Fees consist of fees billed for assurance and related services by the Independent Registered Public Accounting Firm that are reasonably related to employee benefit plan audits, and consultation concerning financial accounting and reporting standards.

(3)	Tax Fees include fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for tax compliance and transfer pricing documentation.

(4)	All Other Fees comprise fees for all other services not included in any of other categories noted above.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out all purchases of common stock of the Company by the Company during the fiscal year ended March 31, 2007. The Company did not resolve any repurchase plan or program by the board of directors or Annual General Meeting of Shareholders, therefore, there is no publicly announced plan or program regarding repurchase of common stock. The reason for these repurchases of Common Stock is the purchase requests of holders of shares of common stock constituting less than one full unit in accordance with the provisions of the Share Handling Regulations of the Company.

	Total Number of	Average Price Paid
	Shares Purchased	per Share
Period	(shares)	(¥)
From April 1, 2006 to April 30, 2006	1,249	3,585
From May 1, 2006 to May 31, 2006	417	3,617
From June 1, 2006 to June 30, 2006	286	3,494
From July 1, 2006 to July 31, 2006	990	3,611
From August 1, 2006 to August 31, 2006	1,352	3,630
From September 1, 2006 to September 30, 2006	489	3,375
From October 1, 200 6to October 30, 2006	1,074	3,613
From November 1, 2006 to November 30, 2006	1,293	3,343
From December 1, 2006 to December 31, 2006	827	3,468
From January 1, 2007 to January 31, 2007	839	3,782
From February 1, 2007 to February 28, 2007	1,647	4,307
From March 1, 2007 to March 31, 2007	466	4,455

Total Number of Shares Purchased and Average Price Paid per Share	10,929	3,709

PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements
The following financial statements are filed as part of this annual report on Form 20-F.
Item 19. Exhibits

1.1	Articles of Incorporation, as amended and effective as of June 29, 2006 (English translation), incorporated by reference from Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

1.2	Regulations of Board of Directors, as amended and effective as of June 29, 2006 (English translation), incorporated by reference from Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

1.3	The Share Handling Regulations, as amended and effective as of June 29, 2006 (English translation), incorporated by reference from Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

1.4	Regulations of Board of Statutory Auditors effective as of July 7, 2006 (English translation), incorporated by reference from Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

12.1	302 Certification of President and Representative Director

12.2	302 Certification of Director, General Manager of Administration Headquarters

13.1	906 Certifications of President and Representative Director and Director, General Manager of Administration Headquarters

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAKITA CORPORATION
By:	/s/ Masahiko Goto
Name:	Masahiko Goto
Title:	President and Representative Director

Date: September 28, 2007

Makita Corporation and Consolidated Subsidiaries
(All schedules not listed above have been omitted because they are not applicable, or are not required, or the information has been otherwise supplied in the consolidated financial statements.)

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
of Makita Corporation:
We have audited the consolidated financial statements of Makita Corporation (a Japanese corporation) and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 28, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
The accompanying consolidated financial statements as of and for the year ended March 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 4 in the consolidated financial statements.
/s/ KPMG AZSA & Co.
Tokyo, Japan
September 28, 2007

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
of Makita Corporation:
We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting that Makita Corporation (a Japanese Corporation) and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2007, and our report dated September 28, 2007 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG AZSA & Co.
Tokyo, Japan
September 28, 2007

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2006 AND 2007
A S S E T S

	Yen		U.S. Dollars
	(millions)		(thousands)
	2006	2007	2007
CURRENT ASSETS:
Cash and cash equivalents	¥39,054	¥37,128	$314,644
Time deposits	1,845	6,866	58,186
Marketable securities	47,773	58,217	493,364
Trade receivables-
Notes	1,936	3,125	26,483
Accounts	46,074	54,189	459,229
Less- Allowance for doubtful receivables	(1,016)	(869)	(7,364)
Inventories	79,821	92,800	786,441
Deferred income taxes	3,661	5,080	43,051
Prepaid expenses and other current assets	8,621	9,963	84,432

Total current assets	227,769	266,499	2,258,466

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land	17,737	16,732	141,797
Buildings and improvements	55,470	57,242	485,102
Machinery and equipment	74,501	74,087	627,856
Construction in progress	2,340	5,576	47,254

	150,048	153,637	1,302,009
Less- Accumulated depreciation	(90,845)	(90,257)	(764,890)

	59,203	63,380	537,119

INVESTMENTS AND OTHER ASSETS:
Investment securities	30,439	27,279	231,178
Goodwill	779	764	6,475
Other intangible assets, net	1,354	1,527	12,941
Deferred income taxes	698	1,367	11,585
Other assets	5,796	7,678	65,067

	39,066	38,615	327,246

	¥326,038	¥368,494	$3,122,831

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2006 AND 2007
LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen		U.S. Dollars
	(millions)		(thousands)
	2006	2007	2007
CURRENT LIABILITIES:
Short-term borrowings	¥1,728	¥1,892	$16,034
Trade notes and accounts payable	13,908	16,025	135,805
Other payables	5,417	6,556	55,559
Accrued expenses	6,427	6,714	56,898
Accrued payroll	8,224	8,571	72,636
Income taxes payable	6,701	10,447	88,534
Deferred income taxes	176	28	237
Other liabilities	3,380	4,083	34,602

Total current liabilities	45,961	54,316	460,305

LONG-TERM LIABILITIES:
Long-term indebtedness	104	53	449
Accrued retirement and termination benefits	2,901	3,227	27,347
Deferred income taxes	7,923	4,976	42,170
Other liabilities	930	1,112	9,425

	11,858	9,368	79,391

MINORITY INTERESTS	1,635	2,135	18,093

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)
SHAREHOLDERS’ EQUITY:
Common stock,
Authorized - 496,000,000 shares in 2006
496,000,000 shares in 2007
Issued and outstanding
- 144,008,760 shares and 143,711,766 shares, respectively in 2006
144,008,760 shares and 143,701,279 shares, respectively in 2007	23,805	23,805	201,737
Additional paid-in capital	45,437	45,437	385,059
Legal reserve	5,669	5,669	48,042
Retained earnings	186,586	215,365	1,825,127
Accumulated other comprehensive income	5,345	12,697	107,602
Treasury stock, at cost: - 296,994 shares in 2006
307,481 shares in 2007	(258)	(298)	(2,525)

	266,584	302,675	2,565,042

	¥326,038	¥368,494	$3,122,831

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	Yen			U.S. Dollars
	(millions)			(thousands)
	2005	2006	2007	2007
NET SALES	¥194,737	¥229,075	¥279,933	$2,372,314
Cost of sales	113,323	132,897	163,909	1,389,060

GROSS PROFIT	81,414	96,178	116,024	983,254
Selling, general and administrative expenses	52,646	58,726	66,802	566,118
Losses (gains) on disposals or sales of property, plant and equipment, net	1,234	(8,326)	(249)	(2,110)
Impairment of long-lived assets	577	–	1,295	10,975
Transfer to the government of the substitutional portion of pension plan	(4,441)	–	–	–

OPERATING INCOME	31,398	45,778	48,176	408,271

OTHER INCOME (EXPENSES):
Interest and dividend income	1,157	1,301	1,364	11,559
Interest expenses	(588)	(364)	(316)	(2,678)
Exchange gains (losses) on foreign currency transactions, net	37	(258)	(418)	(3,542)
Realized gains on securities, net	453	2,918	918	7,780
Other, net	161	(232)	(401)	(3,398)

Total	1,220	3,365	1,147	9,721

INCOME BEFORE INCOME TAXES	32,618	49,143	49,323	417,992

PROVISION FOR INCOME TAXES:
Current	10,071	9,365	16,486	139,712
Deferred	411	(633)	(4,134)	(35,034)

Total	10,482	8,732	12,352	104,678

NET INCOME	¥22,136	¥40,411	¥36,971	$313,314

	Yen			U.S. Dollars
	2005	2006	2007	2007
PER SHARE OF COMMON STOCK AND ADS:
Net income
Basic	¥153.9	¥281.1	¥257.3	$2.18
Diluted	148.8	281.1	257.3	2.18
Cash dividends paid for the year	24.0	55.0	57.0	0.48
The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	Yen			U.S. Dollars
	(millions)			(thousands)
	2005	2006	2007	2007
COMMON STOCK:
Beginning balance	¥23,803	¥23,805	¥23,805	$201,737
Conversion of convertible bonds; 1,768 shares in 2005	2	–	–	–

Ending balance	¥23,805	¥23,805	¥23,805	$201,737

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	¥45,421	¥45,430	¥45,437	$385,059
Conversion of convertible bonds	2	–	–	–
Gain on sales of treasury stock	7	7	–	–

Ending balance	¥45,430	¥45,437	¥45,437	$385,059

LEGAL RESERVE:
Beginning balance	¥5,669	¥5,669	¥5,669	$48,042

Ending balance	¥5,669	¥5,669	¥5,669	$48,042

RETAINED EARNINGS:
Beginning balance	¥138,819	¥157,502	¥186,586	$1,581,237
Net income	22,136	40,411	36,971	313,314
Cash dividends	(3,453)	(7,907)	(8,192)	(69,424)
Retirement of treasury stock	–	(3,420)	–	–

Ending balance	¥157,502	¥186,586	¥215,365	$1,825,127

ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX:
Beginning balance	¥(17,048)	¥(9,249)	¥5,345	$45,297
Other comprehensive income for the year	7,799	14,594	7,515	63,686
Adjustment to initially apply SFAS No.158, net of tax	–	–	(163)	(1,381)

Ending balance	¥(9,249)	¥5,345	¥12,697	$107,602

TREASURY STOCK:
Beginning balance	¥(3,316)	¥(3,517)	¥(258)	$(2,186)
Purchases	(208)	(164)	(40)	(339)
Retirement and sales	7	3,423	–	–

Ending balance	¥(3,517)	¥(258)	¥(298)	$(2,525)

DISCLOSURE OF COMPREHENSIVE INCOME:
Net income for the year	¥22,136	¥40,411	¥36,971	$313,314
Other comprehensive income for the year	7,799	14,594	7,515	63,686

Total comprehensive income for the year	¥29,935	¥55,005	¥44,486	$377,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	Yen			U.S. Dollars
	(millions)			(thousands)
	2005	2006	2007	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥22,136	¥40,411	¥36,971	$313,314
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	5,381	5,922	8,773	74,347
Deferred income taxes	411	(633)	(4,134)	(35,034)
Realized gains on securities, net	(453)	(2,918)	(918)	(7,780)
Losses (gains) on disposals or sales of property, plant and equipment, net	1,234	(8,326)	(249)	(2,110)
Impairment of long-lived assets	577	–	1,295	10,975
Changes in assets and liabilities-
Trade receivables	(1,995)	(5,011)	(6,398)	(54,220)
Inventories	(9,203)	(8,646)	(7,979)	(67,619)
Trade notes and accounts payables and accrued expenses	3,069	5,121	4,055	34,364
Income taxes payable	(770)	272	2,198	18,627
Accrued retirement and termination benefits	(4,900)	(346)	(1,702)	(14,424)
Other, net	1,355	(779)	448	3,797

Net cash provided by operating activities	16,842	25,067	32,360	274,237

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(6,655)	(11,383)	(12,980)	(110,000)
Purchases of available-for-sale securities	(20,091)	(19,449)	(26,798)	(227,102)
Purchases of held-to-maturity securities	(1,753)	(1,799)	(499)	(4,229)
Proceeds from sales of available-for-sale securities	2,422	16,750	6,635	56,229
Proceeds from maturities of available-for-sale securities	12,250	17,400	10,476	88,780
Proceeds from maturities of held-to-maturity securities	13,510	200	1,500	12,712
Proceeds from sales of property, plant and equipment	320	1,012	739	6,263
Decrease (increase) in time deposits	(38)	6,514	(5,035)	(42,669)
Cash paid for acquisition of business, net of cash acquired	–	(1,204)	(649)	(5,500)
Other, net	189	(386)	(665)	(5,637)

Net cash provided by (used in) investing activities	154	7,655	(27,276)	(231,153)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings	693	1,073	135	1,144
Redemption of bonds	(12,990)	–	–	–
Repayment of long-term indebtedness	–	(6,150)	–	–
Repayment of club members’ deposits	(209)	(6,375)	–	–
Purchases of treasury stock, net	(194)	(154)	(40)	(339)
Cash dividends paid	(3,453)	(7,907)	(8,192)	(69,424)
Other, net	(24)	(35)	(210)	(1,779)

Net cash used in financing activities	(16,177)	(19,548)	(8,307)	(70,398)

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	Yen			U.S. Dollars
	(millions)			(thousands)
	2005	2006	2007	2007
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	¥(11)	¥496	¥1,297	$10,992

NET CHANGE IN CASH AND CASH EQUIVALENTS	808	13,670	(1,926)	(16,322)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,576	25,384	39,054	330,966

				,
CASH AND CASH EQUIVALENTS, END OF YEAR	¥25,384	¥39,054	¥37,128	$314,644

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for-
Interest	¥593	¥458	¥316	$2,678
Income taxes	10,841	9,093	14,289	121,093

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Amount due seller in connection with business acquisition	¥–	¥649	¥–	$–
Release from obligation for club members’ deposits	–	6,461	–	–
Reduction of short-term borrowings and long-term indebtedness by disposal of a subsidiary	–	2,177	–	–
The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	DESCRIPTION OF BUSINESS

Makita Corporation (the “Company”) is a recognized leader in the manufacture and sale power tools. The Company and its consolidated subsidiaries’ main products include drills, rotary hammers, demolition hammers, grinders and cordless impact drivers. The Company and its consolidated subsidiaries (collectively “Makita”) also manufacture and sell pneumatic tools and garden tools.

Domestic sales in Japan are made by the Company, while overseas sales are made almost entirely through sales subsidiaries and distributors under the Makita or Maktec brand name. Approximately 83.3% of consolidated net sales for the year ended March 31, 2007, were generated from customers outside Japan, with 44.3% from Europe, 18.4% from North America and 20.6% from Asia and other areas.

Makita’s manufacturing and assembly operations are conducted primarily at three plants in Japan and eight plants overseas, located in the United States, Germany, the United Kingdom, Brazil, China (two plants), Canada and Romania.

2.	BASIS OF PRESENTING FINANCIAL STATEMENTS

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles, while foreign subsidiaries maintain their books in conformity with the standards of their countries of domicile.

The accompanying consolidated financial statements reflect all necessary adjustments, not recorded in the Company’s and its consolidated subsidiaries’ books, to present them in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

3.	SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, all of its majority owned subsidiaries and those variable interest entities where Makita is the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant inter-company balances and transactions have been eliminated in consolidation. Makita does not have any consolidated variable interest entities as set out in FIN 46R.

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

For purposes of the consolidated balance sheets and the consolidated statements of cash flows, Makita considers highly liquid investments such as time deposits with an original maturity of three months or less at the date of purchase to be cash equivalents.

(d)	Marketable and Investment Securities

Makita accounts for marketable and investment securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which requires all investments in debt and marketable equity securities to be classified as either trading, available-for-sale securities or held-to-maturity securities. Makita classifies investments in debt and marketable equity securities as available-for-sale or held-to-maturity securities. Makita does not hold any marketable and investment securities, which are bought and held primarily for the purpose of sale in the near term.

Except for non-marketable equity securities, available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded as a separate component of accumulated other comprehensive income, net of applicable income taxes. Non-marketable equity securities are carried at cost and reviewed periodically for impairment. Held-to-maturity securities are reported at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

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

Held-to-maturity securities are periodically evaluated for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer. Impairment is measured based on the amount by which the carrying amount of the investment exceeds its fair value. Fair value is determined based on quoted market prices or other valuation techniques as appropriate.

Makita classifies marketable securities, which are available for current operations, in current assets. Other investments are classified as investment securities as a part of non-current investments and other assets in the consolidated balance sheets.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the average cost method.

(e)	Allowance for Doubtful Receivables

Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance. Account balances are charged off against the allowance after all means of collection have been exhausted and the potentiality for recovery is considered remote.

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

(g)	Property, Plant and Equipment and Depreciation

For the Company, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 10 years to 60 years for buildings and improvements and from 3 years to 20 years for machinery and equipment. The cost and accumulated depreciation and amortization applicable to assets retired are removed from the accounts and any resulting gain or loss is recognized. Betterments, renewals and extraordinary repairs that extend the life of the assets are capitalized. Other maintenance and repair costs are expensed as incurred.

Depreciation expense for the years ended March 31, 2005, 2006 and 2007 amounted to ¥5,175 million, ¥5,710 million and ¥8,495 million ($71,992 thousand), respectively, which included amortization of capitalized lease equipment.

Certain leased buildings, improvements, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2006 and 2007, was as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2006	2007	2007
Aggregate cost	¥656	¥348	$2,949
Accumulated amortization	510	220	1,864

(h)	Goodwill and Other Intangible Assets

Makita follows the provisions of SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested for impairment based on its fair value until its life would be determined to be no longer indefinite. In connection with the impairment evaluation, SFAS No. 142 requires Makita to perform an assessment of whether there is an indication that goodwill is impaired. To accomplish this, Makita identifies its reporting units, determines the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and intangible assets to those reporting units, and determines the fair value of each reporting unit.

(i)	Environmental Liabilities

Liabilities for environmental remediation and other environmental costs, if any, are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(j)	Research and Development Costs and Advertising Costs

Research and development costs, included in selling, general and administrative expenses in the consolidated statements of income, are expensed as incurred and totaled ¥4,446 million, ¥4,826 million and ¥5,460 million ($46,271 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

Advertising costs are also expensed as incurred and totaled ¥4,381 million, ¥5,138 million and ¥6,002 million ($50,864 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

(k)	Shipping and Handling Costs

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income. Shipping and handling costs were ¥5,305 million, ¥6,774 million and ¥7,637 million ($64,720 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

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

On September 29, 2006, SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” was issued. SFAS No.158 requires, among other things, the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans and postemployment benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive income in shareholders’ equity. Additional minimum pension liabilities (“AML”) and related intangible assets are also derecognized upon adoption of the new standard. SFAS No.158 requires initial application for fiscal years ending after December 15, 2006. Makita adopted SFAS 158 as of March 31, 2007.

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

Makita accounts for impairment of long lived assets with finite useful lives in accordance with the provisions of SFAS No. 144. Long-lived assets, such as property, plant and equipment, and certain intangible assets subject to amortization, are reviewed for impairment whenever events or charges in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flow. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by independent third party appraisal, projected discounted cash flows or other valuation techniques as appropriate. Assets to be disposed of, if any, are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(q)	Derivative Financial Instruments

Makita conforms to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Makita recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and on the type of hedging relationship.

Makita employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options, interest rate swaps and currency swap agreements to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Makita does not use derivatives for speculation or trading purpose. Changes in the fair value of derivatives are recorded each period in current earnings depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in operations.

(r)	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Makita recognizes revenue at the time of delivery or shipment when all of the following conditions are met. (1) The sales price is fixed and determinable, (2) Collectibility is reasonably assured, (3) The title and risk of loss pass to the customer, and (4) Payment terms are established consistent with Makita’s normal payment terms.

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

Cooperative advertising is provided to certain customers as contribution or sponsored fund for advertisements. Under cooperative advertising programs, Makita does not receive an identifiable benefit sufficiently separable from its customers. Accordingly, cooperative advertisings are also accounted as a reduction of revenue.

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

In June 2006, the FASB issued FASB Interpretation No. 48(FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal periods beginning after December 15, 2006 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2007. Makita is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition but does not expect FIN 48 to have a material impact.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which provides a definition of fair value measurements. SFAS No 157 is effective for fiscal periods beginning after November 15, 2007 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2008. Makita does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”, which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings. SFAS No 159 is effective for fiscal periods beginning after November 15, 2007 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2008. Makita is currently evaluating the effect that the adoption of SFAS No. 159 will have on its consolidated results of operations and financial condition but does not expect SFAS No. 159 to have a material impact.

(u)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2007
4.	TRANSLATION OF FINANCIAL STATEMENTS

Solely for the convenience of readers, the accompanying consolidated financial statement amounts for the year ended March 31, 2007, are also presented in U.S. Dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥118 to US$1 at March 31, 2007. This translation should not be construed as a representation that the amounts shown could be or could have been converted into United States dollars at the rate indicated.

5.	INVENTORIES

Inventories as of March 31, 2006 and 2007 comprised the following:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2006	2007	2007
Finished goods	¥64,121	¥75,859	$642,873
Work in process	2,338	2,308	19,559
Raw materials	13,362	14,633	124,009

	¥79,821	¥92,800	$786,441

6.	IMPAIRMENT OF LONG LIVED ASSETS

For the year ended March 31, 2005, Makita, as part of its facilities integration and cost cutting plans, decided to vacate a certain information technology facility. Makita classified the related land and buildings as assets to be held and used, and recorded an impairment charge totaling ¥577 million. The fair value of the related assets was determined by independent third party appraisal considering the estimated net cash flows from effecting the sale to a third party purchaser. Presently, Makita has not decided how and when to dispose of the facility.

In December 2003, in connection with the evaluation of its corporate wide marketing, promotional activities, and the cost benefit relationship, Makita made a decision to no longer consider a golf course owned by its consolidated subsidiary, Joyama Kaihatsu, Ltd., as a corporate asset and to curtail utilizing such golf course for promotional, entertainment and employee welfare purposes. As a result of this decision, the company performed an impairment analysis by considering cash flows expected to be generated from the golf course on a stand alone basis and recorded an impairment charge totaling ¥5,996 million to reduce the carrying value to its estimated fair value, as determined on a discounted cash flow basis for the year ended March 31, 2004. On May 7, 2005, the Nagoya District Court confirmed a civil rehabilitation plan for Joyama Kaihatsu. On May 31, 2005, upon confirmation of the civil rehabilitation plan, Makita completed the disposition of Joyama Kaihatsu. As a result, Makita recorded gains on disposals or sales of property, plant and equipment of ¥8,326 million for the year ended March 31, 2006. Such gains included ¥8,479 million of gain on sale of Makita’s ownership interests of Joyama Kaihatsu to a third party.

During the year ended March 31, 2007, Makita decided to transfer the manufacturing business (stationary woodworking machines) of its consolidated subsidiary, Makita Ichinomiya Corporation, to Makita’s Okazaki plant in order to streamline the production function in Japan no later than December 2007. Following the transfer in 2008, Makita plans to dispose of the facility.

As a result of this decision, Makita performed an impairment assessment pursuant to the provisions of SFAS No. 144 and estimated the carrying amount of the facility would not be recovered by the future cash flows. Consequently, Makita recorded an impairment charge totaling ¥1,295 million. The fair value of the related assets was determined by independent third party appraisal considering the estimated net cash flows from the sale to a third party purchaser.

7.	MARKETABLE SECURITIES AND INVESTMENT SECURITIES

Marketable securities and investment securities consisted of available-for-sale securities and held-to-maturity securities.

The cost, gross unrealized holding gains and losses, fair value and carrying amount for such securities by major security type as of March 31, 2006 and 2007, were as follows:

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

	Yen (millions)
		Gross Unrealized
		Holding
					Carrying
As of March 31, 2006	Cost	Gains	Losses	Fair value	Amount
Investment securities:
Corporate and bank debt securities	¥42	¥–	¥–	¥42	¥42
Investments in trusts	666	109	–	775	775
Marketable equity securities	10,334	16,466	–	26,800	26,800
Non-marketable equity securities (carried at cost)	572	–	–	572	572

	¥11,614	¥16,575	¥–	¥28,189	¥28,189

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	¥1,300	¥–	¥–	¥1,300	¥1,300

	¥1,300	¥–	¥–	¥1,300	¥1,300

Investment securities:
Japanese government debt securities	¥300	¥–	¥3	¥297	¥300
Japanese corporate debt securities	1,950	–	122	1,828	1,950

	¥2,250	¥–	¥125	¥2,125	¥2,250

Total marketable securities	¥44,047	¥3,861	¥135	¥47,773	¥47,773

Total investment securities	¥13,864	¥16,575	¥125	¥30,314	¥30,439

	Yen (millions)
		Gross Unrealized
		Holding
					Carrying
As of March 31, 2007	Cost	Gains	Losses	Fair value	Amount
Available-for-sale:
Marketable securities:
Foreign government debt securities	¥1	¥–	¥–	¥1	¥1
Corporate and bank debt securities	6,437	10	1	6,446	6,446
Investments in trusts	45,115	2,025	64	47,076	47,076
Marketable equity securities	1,481	1,914	–	3,395	3,395

	¥53,034	¥3,949	¥65	¥56,918	¥56,918

Investment securities:
Investments in trusts	¥720	¥264	¥12	¥972	¥972
Marketable equity securities	10,546	13,856	12	24,390	24,390
Non-marketable equity securities (carried at cost)	567	–	–	567	567

	¥11,833	¥14,120	¥24	¥25,929	¥25,929

Held-to-maturity:
Marketable securities:
Japanese government debt securities	¥299	¥–	¥–	¥299	¥299
Japanese corporate debt securities	1,000	–	1	999	1,000

	¥1,299	–	1	1,298	1,299

Investment securities:
Japanese corporate debt securities	1,350	–	107	1,243	1,350

	¥1,350	¥–	¥107	¥1,243	¥1,350

Total marketable securities	¥54,333	¥3,949	¥66	¥58,216	¥58,217

Total investment securities	¥13,183	¥14,120	¥131	¥27,172	¥27,279

	U.S. Dollars (thousands)
			Gross Unrealized
			Holding
									Carrying
As of March 31, 2007	Cost		Gains		Losses		Fair value		Amount
Available-for-sale:
Marketable securities:
Foreign government debt securities		$8		$–		$–		$8	$8
Corporate and bank debt securities		54,551		85		8		54,628	54,628
Investments in trusts		382,331		17,161		543		398,949	398,949
Marketable equity securities		12,551		16,220		–		28,771	28,771

		$449,441		$33,466		$551		$482,356	$482,356

Investment securities:
Corporate and bank debt securities	$		$		$		$		$
Investments in trusts		6,102		2,237		102		8,237	8,237
Marketable equity securities		89,373		117,424		102		206,695	206,695
Non-marketable equity securities (carried at cost)		4,805		–		–		4,805	4,805

		$100,280		$119,661		$204		$219,737	$219,737

Held-to-maturity:
Marketable securities:
Japanese government debt securities		$2,534		$–		$–		$2,534	$2,534
Japanese corporate debt securities		8,474		–		8		8,466	8,474

		$11,008		$–		$8		$11,000	$11,008

Investment securities:
Japanese corporate debt securities		$11,441		$–		$907		$10,534	$11,441

		$11,441		$–		$907		$10,534	$11,441

Total marketable securities		$460,449		$33,466		$559		$493,356	$493,364

Total investment securities		$111,721		$119,661		$1,111		$230,271	$231,178

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by the fund managers of the trust banks. As of March 31, 2006 and 2007, each fund consisted of marketable equity securities and interest-bearing bonds. Non-marketable equity securities are carried at cost and reviewed periodically for impairment. The fair value of the non-marketable equity securities is not readily determinable.

The following table shows our investments’ gross unrealized holding losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2007. The securities that are held to maturity each have a strong credit rating and Makita has both the intent and ability to hold such investments to maturity; therefore, Makita believes that it will not realize any losses on the held-to-maturity securities.

	Yen (millions)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
		Holding		Holding
As of March 31, 2007	Fair value	Losses	Fair value	Losses
Available-for-sale:
Marketable securities:
Corporate and bank debt securities	¥3,418	¥1	¥–	¥–
Investments in trusts	2,523	64	–	–

	¥5,941	¥65	¥–	¥–

Investment securities:
Investments in trusts	¥201	¥12	¥–	¥–
Marketable equity securities	288	12	–	–

	¥489	¥24	¥–	¥–

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	¥799	¥1	¥–	¥–

	¥799	¥1	¥–	¥–

Investment securities:
Japanese corporate debt securities	¥–	¥–	¥1,243	¥107

	¥–	¥–	¥1,243	¥107

	U.S. Dollars (thousands)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
		Holding		Holding
As of March 31, 2007	Fair value	Losses	Fair value	Losses
Available-for-sale:
Marketable securities:
Corporate and bank debt securities	$28,966	$8	$–	$–
Investments in trusts	21,381	542	–	–

	$50,347	$550	$–	$–

Investment securities:
Investments in trusts	$1,703	$102	$–	$–
Marketable equity securities	2,441	102	–	–

	$4,144	$204	$–	$–

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	$6,771	$8	$–	$–

	$6,771	$8	$–	$–

Investment securities:
Japanese corporate debt securities	$–	$–	$10,534	$907

	$–	$–	$10,534	$907

Maturities of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2007, regardless of their balance sheet classification, were as follows:
Maturities of debt securities based on Cost as of March 31, 2007

	Yen (millions)			U.S.Dollars (thousands)
	Available-	Held-to-		Available-	Held-to-
	for-sale	maturity	Total	for-sale	maturity	Total
Due within one year	¥5,025	¥1,299	¥6,324	$42,585	$11,008	$53,593
Due after one to five years	1	750	751	8	6,356	6,364
Due after five to ten years	95	—	95	805	—	805
Due after ten years	1,317	600	1,917	11,161	5,085	16,246

Total	¥6,438	¥2,649	¥9,087	$54,559	$22,449	$77,008

Maturities of debt securities based on Fair Value as of March 31, 2007

	Yen (millions)			U.S.Dollars (thousands)
	Available-	Held-to-		Available-	Held-to-
	for-sale	maturity	Total	for-sale	maturity	Total
Due within one year	¥5,024	¥1,298	¥6,322	$42,576	$11,000	$53,576
Due after one to five years	1	742	743	8	6,288	6,296
Due after five to ten years	97	—	97	822	—	822
Due after ten years	1,325	501	1,826	11,230	4,246	15,476

Total	¥6,447	¥2,541	¥8,988	$54,636	$21,534	$76,170

Gross realized gains on sales of marketable securities and investment securities for the years ended March 31, 2005, 2006 and 2007 amounted to ¥543 million and ¥437 million and ¥1,096 million ($9,288 thousand), respectively. Effective October 1, 2005, UFJ Holdings Co., Ltd., and Mitsubishi Tokyo Financial Group Co., Ltd., completed a merger in which, the shares of common stock owned by the Company in UFJ Holdings were exchanged for shares of common stock of the newly merged entity, Mitsubishi UFJ Financial Group Co., Ltd. As a result of this merger and common share exchange, the Company realized a gain on securities of ¥2,528 million for the year ended March 31, 2006. Gross realized losses, which included the gross realized losses considered as other than temporary, during the years ended March 31, 2005, 2006 and 2007 amounted to ¥90 million, ¥47 million and ¥178 million ($1,508 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on marketable securities and investment securities of which declines in market value are considered to be other than temporary were charged to earnings as realized losses on securities, amounting to ¥82 million, ¥47 million and ¥159 million ($1,347 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively. Proceeds from the sales and maturities of available-for-sale securities were ¥14,672 million, ¥34,150 million and ¥17,111 million ($145,008 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively. Proceeds from maturities of the held-to-maturity securities were ¥13,510 million, ¥200 million and ¥1,500 million ($12,712 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

8.	ACQUISITIONS

To strengthen its position in the automatic nailer business as a comprehensive supplier of tools for professional use, Makita acquired the automatic nailer business of Kanematsu-NNK Corporation (the “Business”) on January 1, 2006 for total cash consideration of ¥1,853 million including direct acquisition costs of which, ¥649 million was paid in April 2006 and included in other payables in the accompanying consolidated balance sheet at March 31, 2006.

The Company used the purchase method of accounting to account for the acquisition of the Business. Accordingly, the financial position and the results of the operation of the Business are included in the accompanying consolidated financial statements from the acquisition date. The financial position and the results of the operation of the Business are included in the Japan segment. The Company has allocated the purchase price based on the fair value of the tangible and intangible assets acquired and liabilities assumed. The excess of purchase price compared to the fair value of the net assets acquired (the “Goodwill”) was ¥793 million. Makita presented the goodwill of ¥779 million and ¥764 million ($6,475 thousand) in the accompanying consolidated balance sheets as of March 31,2006 and 2007, respectively. The Goodwill is amortized and deductible for Japanese tax purpose.

In connection with this acquisition, intangible assets of the Business comprised patents of ¥179 million ($1,516 thousand), which were estimated to have a remaining useful life of 8 years, and customer relationships of ¥135 million ($1,144 thousand), which were estimated to have a remaining useful life of 10 years. These assets were recorded and presented as other intangible assets, net in the accompanying consolidated balance sheets.

9.	INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2005	2006	2007	2007
Income before income taxes:
Domestic	¥15,837	¥26,895	¥16,341	$138,483
Foreign	16,781	22,248	32,982	279,509

	¥32,618	¥49,143	¥49,323	$417,992

Provision for income taxes:
Current-
Domestic	¥5,121	¥3,171	¥8,366	$70,898
Foreign	4,950	6,194	8,120	68,814

	10,071	9,365	16,486	139,712

Deferred-
Domestic	589	(166)	(2,453)	(20,788)
Foreign	(178)	(467)	(1,681)	(14,246)

	411	(633)	(4,134)	(35,034)

Consolidated provision for income taxes	¥10,482	¥8,732	¥12,352	$104,678

Total income taxes were allocated as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2005	2006	2007	2007
Provision for income taxes	¥10,482	¥8,732	¥12,352	$104,678
Shareholders’ equity:
Foreign currency translation adjustments	945	272	93	788
Net unrealized holding gains on available-for-sale securities	60	3,363	(935)	(7,923)
Minimum Pension liability adjustment	3,403	1,360	66	559
Adjustment to initially apply SFAS No.158	—	—	(110)	(932)

	¥14,890	¥13,727	¥11,466	$97,170

For the years ended March 31, 2005 and 2006, residual tax effects of ¥168 million and ¥336 million previously recorded in accumulated other comprehensive income (minimum pension liability adjustments) were released and recorded as a reduction to income tax expense in the consolidated statements of income as a result of the elimination of the minimum pension liability adjustment.
The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 7.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.3% for the years ended March 31, 2005, 2006 and 2007.

A reconciliation of the combined statutory income tax rates to the effective income tax rates was as follows:

	Year ended March 31,
	2005	2006	2007
Combined statutory income tax rate in Japan	40.3%	40.3%	40.3%
Non-deductible expenses	0.6	0.6	0.8
Non-taxable dividends received	(0.1)	(0.2)	(0.1)
Change in valuation allowance	(2.1)	(11.3)	(5.4)
Effect of changes in enacted tax rate	(0.5)	(0.7)	–
Tax sparing impact	(5.5)	(3.5)	(2.1)
Effect of the foreign tax rate differential	(2.8)	(6.7)	(10.4)
Other, net	2.2	(0.7)	1.9

Effective income tax rate	32.1%	17.8%	25.0%

According to the provisions of the tax treaties which have been concluded between Japan and 15 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 15 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction were provided. The Company applied such “tax sparing” mainly to China with the indicated tax reduction effect. The effect of the “tax sparing” resulted in a decrease of tax expense by ¥1,790 million or 5.5%, ¥1,706 million or 3.5% and ¥1,021 million or 2.1% ($8,652 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.
The net change in the total valuation allowance for the year ended March 31, 2005, was a decrease of ¥617 million, which was mainly caused by the realization of benefits from net operating losses carry forwards of certain consolidated subsidiaries. In addition to this decrease in valuation allowance, a decrease due to tax sparing and other miscellaneous adjustments had the effect of decreasing Makita’s effective tax rate by 8.2% to the effective tax rate of 32.1% from the statutory tax rate of 40.3% for the year ended March 31, 2005.
For the year ended March 31, 2006, following the completion of the civil rehabilitation proceedings and the sale of the golf course, previously unrecognized deferred tax asset were realized in connection with the gain on sale of golf course and the related valuation allowance of ¥ 5,782 million was reversed. Therefore, the total valuation allowance for the year ended March 31, 2006 was a decrease of ¥5,238 million, including the effects of translation, resulting in a reduction of income tax expense. This decrease in valuation allowance as well as a decrease due to the tax sparing and other miscellaneous adjustments had the effect of decreasing Makita’s effective tax rate by 22.5% to the effective rate of 17.8% from the statutory tax rate of 40.3% for the year ended March 31, 2006.
For the year ended March 31, 2007, the Company reversed the valuation allowance on deferred tax assets related to certain subsidiaries based on the improved results of operation and a steady outlook for the future operations of these subsidiaries, resulting in a decrease the total valuation allowance, including the effects of translation, by ¥2,655 million. Also, an effect of the foreign tax rate differential of ¥5,133 million was recorded, almost half the amount was attributable to a profit increase of subsidiaries located in China where these Chinese subsidiaries have been granted tax holiday benefits. As a result, the effective tax rate for the year ended March 31, 2007 was 25.0%, a decrease of 15.3% as compared with the statutory income tax rate of 40.3%, due mainly to a decrease in valuation allowance and an effect of the foreign tax rate differential.

The significant components of deferred income tax expense attributable to income before income taxes for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2005	2006	2007	2007
Deferred tax expense (exclusive of the effects of other components below)	¥619	¥(1,035)	¥(1,467)	$(12,432)

Increase (decrease) in beginning-of-the-year balance of the valuation allowance for deferred tax assets	(208)	402	(2,667)	(22,602)

	¥411	¥(633)	¥(4,134)	$(35,034)

Significant components of deferred income tax assets and liabilities as of March 31, 2006 and 2007, were as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2006	2007	2007
Deferred income tax assets:
Marketable securities and investment securities	¥1,071	¥1,039	$8,805
Accrued retirement and termination benefits	426	178	1,509
Inventories	1,764	1,670	14,153
Property, plant and equipment	1,750	3,197	27,093
Accrued payroll	1,989	2,043	17,314
Net operating loss carryforwards	868	772	6,542
Other	1,153	1,105	9,364

Total gross deferred income tax assets	9,021	10,004	84,780
Valuation allowance	(2,973)	(318)	(2,695)

	¥6,048	¥9,686	$82,085

Deferred income tax liabilities:
Undistributed earnings of overseas subsidiaries	¥(791)	¥(183)	$(1,551)
Unrealized gain on available-for-sale securities	(8,181)	(7,245)	(61,398)
Property, plant and equipment	(809)	(796)	(6,746)
Other	(7)	(19)	(161)

Total gross deferred income tax liabilities	¥(9,788)	¥(8,243)	$(69,856)

Net deferred income tax liabilities	¥(3,740)	¥1,443	$12,229

Net deferred income taxes are recorded in the consolidated balance sheets as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2006	2007	2007
Deferred income taxes
Current assets	¥3,661	¥5,080	$43,051
Investment and other assets	698	1,367	11,585
Current liabilities	(176)	(28)	(237)
Long-term liabilities	(7,923)	(4,976)	(42,170)

	¥(3,740)	¥1,443	$12,229

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

As of March 31, 2007, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥4,632 million ($39,254 thousand) which are available to offset future taxable income, if any. The net operating losses will expire as follows:

	Yen	U.S. Dollars
	(millions)	(thousands)
Within 5 years	¥550	$4,661
6 to 20 years	2,665	22,585
Indefinite periods	1,417	12,008

	¥4,632	$39,254

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries in the total amount of ¥66,331 million ($562,127 thousand) as of March 31, 2007 because Makita considers these earnings to be indefinitely reinvested, and the calculation of the unrecognized deferred tax liabilities is not practicable.

10.	RETIREMENT AND TERMINATION BENEFIT PLANS

The Company and certain of its consolidated subsidiaries have various contributory and noncontributory employee benefit plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. A domestic contributory plan covers substantially all of the employees of the Company.

The amounts of lump-sum or pension payments under the plans are generally determined on the basis of length of service and remuneration at the time of termination or retirement.

The following table summarizes the effect of required changes in the AML as of March 31, 2007 prior to the adoption of SFAS No.158 as well as the impact of the initial adoption of SFAS No.158.

	Yen			U.S. Dollars
	(millions)			(thousands)
	Before		After	After
	Application of		Application of	Application of
	SFAS158	Adjustment	SFAS158	SFAS158
Other assets	¥4,745	¥(280)	¥4,465	$37,839
Other liabilities	–	(171)	(171)	(1,449)
Accrued retirement and termination benefits	(3,405)	178	(3,227)	(27,347)
Deferred income taxes	104	110	214	1,814
Accumulated other comprehensive loss	184	163	347	2,941
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

The net periodic pension costs (benefit) of the defined benefit plans for the years ended March 31, 2005, 2006 and 2007 consisted of the following components:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2005	2006	2007	2007
Service cost-benefit earned during the year	¥1,332	¥1,592	¥1,611	$13,652
Interest cost on projected benefit obligation	852	776	804	6,814
Expected return on plan assets	(590)	(635)	(1,268)	(10,746)
Amortization of prior service cost	(215)	(215)	(215)	(1,822)

	Yen			U.S. Dollars
	(millions)			(thousands)
	2005	2006	2007	2007
Amortization of net transition obligation	39	62	37	314
Recognized actuarial loss	518	482	428	3,627
Net gain resulting from transfer to the government of the substitutional portion of pension plan	(4,441)	–	–	–

Net periodic pension costs (benefit)	¥(2,505)	¥2,062	¥1,397	$11,839

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2006	2007	2007
Change in benefit obligation:
Benefit obligation at beginning of year	¥35,853	¥37,580	$318,475
Service cost	1,592	1,611	13,652
Interest cost	776	804	6,814
Curtailment	(32)	–	–
Actuarial gains	(239)	(1,551)	(13,144)
Business acquired	530	–	–
Benefits paid	(1,027)	(1,306)	(11,068)
Foreign exchange impact	127	251	2,127

Benefit obligation at end of year	37,580	37,389	316,856

Change in plan assets:
Fair value of plan assets at beginning of year	28,289	34,922	295,949
Actual return on plan assets	5,099	1,785	15,127
Employer contributions	2,292	2,915	24,703
Business acquired	131	–
Benefits paid	(926)	(1,168)	(9,898)
Foreign exchange impact	37	2	17

Fair value of plan assets at end of year	34,922	38,456	325,898

Funded status	¥(2,658)	¥1,067	$9,043

Unrecognized net actuarial loss	5,867
Prior service cost not yet recognized in net periodic benefit cost	(3,141)
Unrecognized net transition obligation being recognized over 19 years	78

Net amount recognized	¥146

Amounts recognized in the consolidated balance sheet consisted of;
Accrued benefit cost	¥(2,901)
Prepaid benefit cost	2,599
Intangible assets	–
Accumulated other comprehensive loss, before income taxes	448

Net amount recognized	¥146

	Yen		U.S. Dollars
	(millions)		(thousands)
	2006	2007	2007
Amounts recognized in accumulated other comprehensive income consisted of;
Net actuarial loss		¥3,446	$29,203
Prior service cost		(2,926)	(24,797)
Net transition obligation being recognized over 19 years		41	348

		¥561	$4,754

Amounts recognized in the consolidated balance sheet consisted of;
Non-current assets		¥4,465	$37,839
Current liabilities		(171)	(1,449)
Non-current liabilities		(3,227)	(27,347)

		¥1,067	$9,043

Measurement date

The Company uses a March 31 measurement date for the majority of its plans.

Assumptions

The weighted-average assumptions used to determine benefit obligations at March 31, 2006 and 2007, were as follows:

	2006	2007
Discount rate	2.2%	2.5%
The assumed rate of increase in future compensation levels	3.3%	3.3%
The weighted-average assumptions used to determine net periodic pension cost for each of the years in the three-year period ended March 31, 2007, were as follows:

	2005	2006	2007
Discount rate	2.2%	2.2%	2.2%
Assumed rate of increase in future compensation levels	2.3%	3.3%	3.3%
Expected long-term rate of return on plan assets	2.1%	2.3%	4.2%
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

Plan Assets

The benefit plan weighted-average asset allocations at March 31, 2006, and 2007, by asset category were as follows:

	2006	2007
Asset Category
Equity securities	54.6%	54.9%
Debt securities	30.8	31.2
Real estate	1.2	1.6
Life insurance company general accounts	9.7	9.5
Other	3.7	2.8

	100.0%	100.0%

Makita’s funding policy is to contribute monthly the amounts which would provide sufficient assets for future payments of pension benefits. The plans’ assets are invested primarily in marketable equity securities and interest-bearing securities.

Makita determined the mix of equity securities and debt securities after taking into consideration the expected long-term yield on pension assets. To decide whether changes in the basic portfolio are necessary, Makita examines the divergence between the expected long-term income and the actual income from the portfolio on an annual basis. Makita revises the portfolio when it is deemed necessary to reach the expected long-term yield.

Equity securities included common stock of Makita in the amount of ¥7 million ($59 thousand) at March 31, 2007.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Yen		U.S. Dollars
	(millions)		(thousands)
	2006	2007	2007
Projected benefit obligation	¥2,548	¥3,853	$32,653
Accumulated benefit obligation	2,464	3,705	31,398
Fair value of plan assets	328	456	3,864
An accumulated benefit obligation in excess of plan assets	2,136	3,249	27,534
     Cash flows
     Contributions
Makita expects to contribute ¥3,173 million ($26,890 thousand) to its domestic and foreign defined benefit plan in the year ending March 31, 2008.
     Estimated future benefit payments
     The following benefits payments, which reflect expected future service, as appropriate, are expected to be paid:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)
2008	¥2,481	$21,025
2009	1,999	16,941
2010	1,887	15,992
2011	1,950	16,525
2012	1,838	15,576
2013-2017	8,803	74,602
Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥227 million, ¥216 million and ¥223 million ($1,890 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

The Company has unfunded retirement allowance programs for the Directors and the Statutory Auditors. Under such programs, the aggregate amount set aside as retirement allowances for the Directors and the Statutory Auditors was ¥490 million and ¥501 million ($4,246 thousand) as of March 31, 2006 and 2007, respectively, which is included in other liabilities in the accompanying balance sheets. This Executive retirement and termination allowances program was abolished by the Annual General Meeting of Shareholders held in June 2006. The aggregate amount set aside will be paid to the Directors and the Statutory Auditors when they retire.

11.	SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

As of March 31, 2006 and 2007, short-term borrowings consisted of the following:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2006	2007	2007
Bank borrowings	¥1,638	¥1,816	$15,390
Current maturities of long-term indebtedness	90	76	644

Total	¥1,728	¥1,892	$16,034

Short-term borrowings, excluding current maturities of long-term indebtedness, amounting to ¥1,638 million and ¥1,816 million ($15,390 thousand) as of March 31, 2006 and 2007, respectively, consisted primarily of bank borrowings of overseas subsidiaries denominated in foreign currencies. As of March 31, 2006 and 2007, the weighted average interest rate on the borrowings was 9.8% and 12.6%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for immediate short-term borrowings without restrictions amounting to ¥22,208 million and ¥18,800 million ($159,322 thousand) as of March 31, 2006 and 2007, respectively.

As of March 31, 2006 and 2007, long-term indebtedness consisted of the following:

	Yen		U.S. Dollars
	(millions)		(thousands)
	2006	2007	2007
Capital lease obligations (see Note 3(g))	¥194	¥129	$1,093
Less- Current maturities included in short-term borrowings	(90)	(76)	(644)

	¥104	¥53	$449

There were no covenants or cross default provisions under the Makita’s financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2007 are as summarized below:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)
2008	¥76	$644
2009	32	271
2010	17	144
2011	3	26
2012	1	8
2013 and thereafter	–	–

	¥129	$1,093

12.	SHAREHOLDERS’ EQUITY

At the annual meeting of shareholders held on June 29, 2004, the shareholders of the Company resolved to amend the Company’s Articles of Incorporation to permit the Company’s Board of Directors to authorize a purchase option of the Company’s common stock. At the Board of Directors’ meeting held on February 17, 2006, the Company decided to retire treasury stock pursuant to the provisions of Article 212 of the Japanese commercial code. 4,000,000 shares of treasury stock were retired during the fiscal year ended March 31, 2006.

The Corporation Law of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company should be appropriated as capital reserve or earned reserve (hereinafter called reserve). No further appropriations are required when the total amount of the reserve exceed 25% of capital stock.

Based on a resolution of the Board of Directors, at the annual meeting of shareholders to be held on June 27, 2007, the shareholders will be asked to approve the declaration of a cash dividend in the amount of ¥7,904 million, which will be paid to shareholders of record as of March 31, 2007. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2007.
The amount of retained earnings available for dividends distribution is recorded in the Company’s non-consolidated books and amounted to ¥136,499 million ($1,157 thousand) as of March 31, 2007.
13.	OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of March 31, 2005, 2006 and 2007, were as follows:

	Yen			U.S.Dollars
	(millions)			(thousands)
	2005	2006	2007	2007
Foreign currency translation adjustments:
Beginning balance	¥(17,582)	¥(14,486)	¥(6,043)	$(51,212)
Adjustments for the year	3,096	8,443	8,807	74,636

Ending balance	¥(14,486)	¥(6,043)	¥2,764	$23,424

Net unrealized holding gains on available-for-sale securities:

Beginning balance	¥6,592	¥6,680	¥11,666	$98,865
Adjustments for the year	88	4,986	(1,386)	(11,746)

Ending balance	¥6,680	¥11,666	¥10,280	$87,119

Minimum pension liability adjustment:
Beginning balance	¥(6,058)	¥(1,443)	¥(278)	$(2,356)
Adjustments for the year	4,615	1,165	94	797
Adjustments to initially apply SFAS No.158			184	1,559

Ending balance	¥(1,443)	¥(278)	¥–	$–

Pension liability adjustment:
Adjustments to initially apply SFAS No.158	–	–	(347)	(2,941)

Ending balance	–	–	(347)	(2,941)

Total other accumulated comprehensive income (loss):
Beginning balance	¥(17,048)	¥(9,249)	¥5,345	$45,297
Adjustments for the year	7,799	14,594	7,515	63,686
Adjustments to initially apply SFAS No.158			(163)	(1,381)

Ending balance	¥(9,249)	¥5,345	¥12,697	$107,602

Tax effects allocated to each component of other comprehensive income were as follows:

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
For the year ended March 31, 2005
Foreign currency translation adjustment	¥4,041	¥(945)	¥3,096
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during the year	601	(243)	358
Less- Reclassification adjustment for gains realized in net income	(453)	183	(270)

Net unrealized gains	148	(60)	88
Minimum pension liability adjustment	8,018	(3,403)	4,615

Other comprehensive income	¥12,207	¥(4,408)	¥7,799

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
For the year ended March 31, 2006
Foreign currency translation adjustment	¥8,715	¥(272)	¥8,443
Unrealized holding gains on available-for-sale securities:
Unrealized holding gains arising during the year	11,267	(4,539)	6,728
Less- Reclassification adjustment for gains realized in net income	(2,918)	1,176	(1,742)

Net unrealized gains	8,349	(3,363)	4,986
Minimum pension liability adjustment	2,525	(1,360)	1,165

Other comprehensive income	¥19,589	¥(4,995)	¥14,594

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
For the year ended March 31, 2007
Foreign currency translation adjustment	¥8,900	¥(93)	¥8,807
Unrealized holding gains on available-for-sale securities:
Unrealized holding gains arising during the year	(1,403)	565	(838)
Less- Reclassification adjustment for gains realized in net income	(918)	370	(548)

Net unrealized gains	(2,321)	935	(1,386)
Minimum pension liability adjustment	160	(66)	94

Other comprehensive income	¥6,739	¥776	¥7,515

	U.S. Dollars (thousands)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
For the year ended March 31, 2007
Foreign currency translation adjustment	$75,424	$(788)	$74,636
Unrealized holding gains on available-for-sale securities:
Unrealized holding gains arising during the year	(11,889)	4,787	(7,102)
Less- Reclassification adjustment for gains realized in net income	(7,780)	3,136	(4,644)

Net unrealized gains	(19,669)	7,923	(11,746)
Minimum pension liability adjustment	1,355	(559)	796

Other comprehensive income	$57,110	$6,576	$63,686

14.	EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic and diluted earnings per share computations is as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)
Numerator	2005	2006	2007	2007
Net income available to common share holders – Basic	¥22,136	¥40,411	¥36,971	$313,314
Effect of dilutive common shares:
1.5% unsecured convertible bonds, due March, 2005	117	–	–	–

Net income available to common share holders– Diluted	¥22,253	¥40,411	¥36,971	$313,314

Denominator	Number of shares

Weighted average common shares outstanding – Basic	143,844,383	143,736,927	143,706,789
Dilutive effect of:
1.5% unsecured convertible bonds, due and fully repaid in March, 2005	5,748,927	–	–

Weighted average common shares outstanding – Diluted	149,593,310	143,736,927	143,706,789

	Yen			U.S. Dollars

Earnings per share:
Basic	¥153.9	¥281.1	¥257.3	$2.18
Diluted	148.8	281.1	257.3	2.18

15.	COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2007, the Company was contingently liable as a guarantor for housing and education loans to employees in the amount of ¥10 million ($85 thousand). The Company will be required to satisfy the outstanding loan commitments of certain employees in the event those employees are not able to fulfill their repayment obligations. The fair value of the liabilities for the Company’s obligations under the guarantees described above as of March 31, 2007, was insignificant.

Makita was contingently liable for trade notes receivable discounted with banks of ¥286 million ($2,424 thousand) as of March 31, 2007 in the event notes issuers are not able to fulfill their payment obligations. The fair value of the liabilities for the Company’s obligations described above as of March 31, 2007, was insignificant.

Makita’s purchase obligations, mainly for raw materials, were ¥12,383 million ($104,941 thousand) as of March 31, 2007.

Makita is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Makita’s consolidated financial position, results of operations, or cash flows.

Makita made rental payments of ¥1,796 million, ¥1,714 million and ¥1,881 million ($15,941 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2005, 2006 and 2007, respectively. The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2007, were as follows:

	Yen	U.S. Dollars
Year ending March 31,	(millions)	(thousands)
2008	¥603	$5,111
2009	468	3,966
2010	294	2,492
2011	203	1,720
2012	138	1,169
2013 and thereafter	297	2,517

	¥2,003	$16,975

Makita generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. The change in accrued product warranty cost for the years ended March 31, 2005, 2006 and 2007 was summarized as follows:

	Yen			U.S. Dollars
	(millions)			(thousands)
	2005	2006	2007	2007
Balance at beginning of year	¥667	¥804	¥928	$7,864
Addition	830	853	1,476	12,509
Utilization	(728)	(779)	(1,163)	(9,856)
Foreign exchange impact	35	50	65	551

Balance at end of year	¥804	¥928	¥1,306	$11,068

16.	DERIVATIVES AND HEDGING ACTIVITIES
(a)	Risk management policy

Makita is exposed to market risks, such as changes in currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts, currency swaps, currency options contracts and interest rate swaps utilized by the Company and certain of its consolidated subsidiaries to reduce these risks. Makita does not use derivative instruments for trading or speculation purpose.

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

These derivative instruments are principally intended to protect against foreign exchange exposure related to intercompany transfer of inventories and financing activities. The fair values of these derivative instruments as of March 31, 2006 and 2007 of ¥48 million and ¥50 million ($424 thousand), respectively, were recorded as assets and of ¥258 million and ¥215 million ($1,822 thousand), respectively as liabilities, and the changes in their fair values for the years ended March 31, 2006 and 2007 amounting to a gain of ¥147 million and ¥45 million ($381 thousand), respectively, were recorded in exchange gains on foreign currency transactions, net.

(c)	Interest rate risk management

Makita executes financing and investing activities through the Company. To manage the variability in cash flows caused by interest rate change of time deposit, the Company enters into interest rate swaps as a cash flow hedge.

The Company had interest rate swaps with a fair value of ¥5 million as of March 31, 2006 and ¥ 3 million ($25 thousand) as of March 31, 2007. These interest swaps were recorded as current liabilities. As the interest rate swaps do not meet the hedge accounting criteria, the changes in fair value of the hedging interest rate swaps which amounted to a gain of ¥ 2 million ($17 thousand) were recorded in earnings and classified in other income for both of the years ended March 31, 2006 and 2007.

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

The carrying amounts approximate fair value because of the short maturities of those instruments.

(b)	Long-term Time Deposits

The fair value is estimated by discounting future cash flows using the current rates that Makita would be offered for deposits with similar terms and remaining maturities.

(c)	Marketable Securities and Investment Securities

The fair value of marketable and investment securities is estimated based on quoted market prices. For certain investments such as non-marketable securities, since there are no quoted market prices existing, a reasonable estimation of a fair value could not be made without incurring excessive cost. Non-marketable securities amounted to ¥572 million and ¥567 million ($4,805 thousand) as of March 31, 2006 and 2007, respectively.

(d)	Long-term Indebtedness

The fair value of long-term indebtedness is a present value of future cash flows associated with each instrument discounted using Makita’s current borrowing rates for similar debt instruments of comparable maturities.

(e)	Interest Rate Swap Agreements

The fair values of interest rate swap agreements are based on the estimated amount that Makita would receive or pay to terminate the swap agreements which are based on quoted prices obtained from brokers.

(f)	Other Derivative Financial Instruments

The fair values of other derivative financial instruments, foreign currency contracts, currency swaps and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	Yen				U.S. Dollars
	(millions)				(thousands)
	2006		2007		2007
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Marketable securities	¥47,773	¥47,773	¥58,217	¥58,216	$493,364	$493,356
Investment securities	30,439	30,314	27,279	27,172	231,178	230,271
Long-term time deposits	2,006	2,006	2,207	2,207	18,712	18,712
Long-term indebtedness including current maturities	(194)	(194)	(129)	(129)	(1,093)	(1,093)
Interest rate swap agreements:
Assets	–	–	–	–	–	–
Liabilities	(5)	(5)	(3)	(3)	(25)	(25)
Foreign currency contracts:
Assets	31	31	25	25	212	212
Liabilities	(101)	(101)	(125)	(125)	(1,059)	(1,059)
Currency swaps:
Assets	17	17	18	18	153	153
Liabilities	(157)	(157)	(71)	(71)	(602)	(602)
Currency option contracts:
Assets	–	–	7	7	59	59
Liabilities	–	–	(19)	(19)	(161)	(161)
(g)	Limitation

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

During the three years ended March 31, 2005, 2006 and 2007, Makita’s operating structure included the following geographical operating segments: Japan Group, Europe Group, North America Group, Asia Group, and Other Group.

Makita evaluates the performance of each operating segment based on U.S. GAAP.

Segment Products and Services
Makita is a manufacturer and wholesaler of electric power tools and other tools. The operating segments derive substantially all of their revenues from the sale of electric power tools and parts and repairs.

Year ended March 31, 2005

	Yen
	(millions)
			North				Corporate and
	Japan	Europe	America	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥50,955	¥75,864	¥38,607	¥7,378	¥21,933	¥194,737	¥–	¥194,737
Intersegment	47,786	5,802	3,583	34,937	168	92,276	(92,276)	–

Total	¥98,741	¥81,666	¥42,190	¥42,315	¥22,101	¥287,013	¥(92,276)	¥194,737

Operating expenses	¥82,826	¥71,541	¥40,580	¥37,389	¥21,146	¥253,482	¥(90,143)	¥163,339
Operating income	15,915	10,125	1,610	4,926	955	33,531	(2,133)	31,398
Long-lived assets	33,023	6,993	3,431	6,858	2,686	52,991	(167)	52,824
Identifiable assets	224,099	79,309	30,627	31,713	19,141	384,889	(94,985)	289,904
Depreciation and amortization	2,729	1,057	668	794	186	5,434	(53)	5,381
Capital expenditures	1,966	1,289	589	1,483	1,544	6,871	(216)	6,655
Year ended March 31, 2006

	Yen
	(millions)
			North				Corporate and
	Japan	Europe	America	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥53,788	¥91,249	¥47,979	¥8,645	¥27,414	¥229,075	¥–	¥229,075
Intersegment	57,826	6,306	4,321	43,979	181	112,613	(112,613)	–

Total	¥111,614	¥97,555	¥52,300	¥52,624	¥27,595	¥341,688	¥(112,613)	¥229,075

Operating expenses	¥87,468	¥85,505	¥50,437	¥46,162	¥25,048	¥294,620	¥(111,323)	¥183,297
Operating income	24,146	12,050	1,863	6,462	2,547	47,068	(1,290)	45,778
Long-lived assets	36,578	7,529	3,732	9,170	2,371	59,380	(177)	59,203
Identifiable assets	243,553	85,858	44,814	42,275	21,556	438,056	(112,018)	326,038
Depreciation and amortization	2,917	1,217	656	923	269	5,982	(60)	5,922
Capital expenditures	6,398	1,549	620	2,537	426	11,530	(147)	11,383

Year ended March 31, 2007

	Yen
	(millions)
			North				Corporate and
	Japan	Europe	America	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥61,776	¥124,924	¥51,432	¥9,698	¥32,103	¥279,933	¥–	¥279,933
Intersegment	64,040	5,709	5,297	67,021	149	142,216	(142,216)	–

Total	¥125,816	¥130,633	¥56,729	¥76,719	¥32,252	422,149	¥(142,216)	¥279,933

Operating expenses	¥108,403	¥112,577	¥54,217	¥66,815	¥28,786	¥370,798	¥(139,041)	¥231,757
Operating income	17,413	18,056	2,512	9,904	3,466	51,351	(3,175)	48,176
Long-lived assets	36,831	10,345	3,381	10,296	2,690	63,543	(163)	63,380
Identifiable assets	257,735	110,158	38,756	50,934	26,535	484,118	(115,624)	368,494
Depreciation and amortization	5,270	1,432	637	1,233	261	8,833	(60)	8,773
Capital expenditures	7,266	2,820	451	2,235	351	13,123	(143)	12,980
Year ended March 31, 2007

	U.S. Dollars
	(thousands)
			North				Corporate and
	Japan	Europe	America	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	$523,525	$1,058,679	$435,864	$82,186	$272,060	$2,372,314	$–	$2,372,314
Intersegment	542,712	48,381	44,890	567,975	1,263	1,205,221	(1,205,221)	–

Total	$1,066,237	$1,107,060	$480,754	$650,161	$273,323	$3,577,535	$(1,205,221)	$2,372,314

Operating expenses	$918,669	$954,043	$459,466	$566,229	$243,950	$3,142,357	$(1,178,314)	$1,964,043
Operating income	147,568	153,017	21,288	83,932	29,373	435,178	(26, 907)	408,271
Long-lived assets	312,127	87,669	28,653	87,254	22,797	538,500	(1,381)	537,119
Identifiable assets	2,184,195	933,542	328,441	431,644	224,873	4,102,695	(979,864)	3,122,831
Depreciation and amortization	44,661	12,136	5,398	10,449	2,212	74,856	(509)	74,347
Capital expenditures	61,576	23,898	3,822	18,941	2,975	111,212	(1,212)	110,000
Long-lived assets shown above consist of property, plant and equipment.

Transfers between segments are made at estimated arm’s-length prices. No single external customer accounted for 10% or more of Makita’s net sales for each of the years ended March 31, 2005, 2006 and 2007.

Segment information is determined by the location of the Company and its relevant subsidiaries.

Makita’s current revenues from external customers by each group of products are set forth below.

	(Yen millions, except for percentage amounts)
	Consolidated Net Sales by Product Categories						U.S. Dollars
	Year ended March 31,						(thousands)
	2005		2006		2007		2007
Power Tools	¥142,477	73.2%	¥171,376	74.8%	¥210,894	75.3%	$1,787,237
Gardening and Household Products	21,102	10.8	23,434	10.2	28,123	10.0	238,331
Parts, Repairs and Accessories	31,158	16.0	34,265	15.0	40,916	14.7	346,746

Total	¥194,737	100.0%	¥229,075	100.0%	¥279,933	100.0%	$2,372,314

19.	RELATED PARTY TRANSACTIONS

The transactions between the Company and Maruwa Co., Ltd. (“Maruwa”), for which a director of the Company and certain of his family members have a majority of the voting rights, amounted to ¥2 million for advertising expenses for each of the years ended March 31, 2005, 2006 and 2007.

The Company’s purchases of raw materials and production equipment from Toa Co., Ltd., for which a director of the Company and certain of his family members have a majority of the voting rights, were ¥200 million, ¥223 million and ¥129 million during the years ended March 31, 2005, 2006 and 2007, respectively. The accounts payable of the Company related to these transactions were ¥19 million, ¥10 million and ¥6 million as of March 31, 2005, 2006 and 2007, respectively.

The president of Toyoda Machine Works Ltd. was elected as an outside director of the Company as of June 29, 2005. The Company’s purchases of raw materials and production equipment from Toyoda Machine Works Ltd. were ¥4 million from July 1 to December 31, 2005. The outside director became a vice president of JTEKT Corporation, which was formed as the result of a business combination between Toyoda Machine Works Ltd. and Koyo Seiko Co., Ltd., occurring on January 1, 2006, became an outside director of the Company. The Company’s purchases of raw materials and production equipment from JTEKT Corporation, were ¥151 million from January 1, 2006 to March 31, 2006 and ¥498 million during the year ended March 31, 2007. The accounts payable of the Company related to these transactions were ¥53 million and ¥35 million as of March 31, 2006 and 2007, respectively.

20.	SUBSEQUENT EVENTS

Makita has established the “Strong Company” as a long-term goal and has been aiming to obtain and to maintain the top share in the market as a global total supplier of useful tools for consumer living and housing. In order to strengthen the area of gardening tools, which Makita considers an important measure area to achieve the long-term goal of the Company, the Board of Directors of the Company decided to launch a tender offer for common shares of Fuji Robin Industries Ltd. (“Fuji Robin”) at the Board of Directors’ meeting held on March 20, 2007. The tender offer began on March 22, 2007, and ended on May 7, 2007. As a result, the Company acquired 89.35% of Fuji Robin’s outstanding shares, and Fuji Robin became a consolidated subsidiary of the Company as of May 15, 2007. Total funds required for the tender offer were approximately ¥2.7 billion. The Company, pursuant to SFAS No.141, used the purchase method for the acquisition of Fuji Robin. On May 25, 2007, in order to acquire all of the remaining shares of Fuji Robin, the Company entered into a share exchange agreement with Fuji Robin effective August 1, 2007. Under the terms of the share exchange agreement, Makita issued 0.059 shares of its common stock in return for each remaining Fuji Robin share. A total of 81,456 Makita shares held by Makita as treasury stock was delivered in connection with the share exchange.

A brief description of Fuji Robin is as follows (net sales and operating income complied with Japanese GAAP):
Net sales	¥11,138 million (for the year ended March 31, 2007)
Operating income	¥52 million (for the year ended March 31, 2007)
Common stock	¥833 million (as of March 31, 2007)
Main products manufactured	Engines, agricultural and forestry machinery, construction machinery
Pro forma results of operations have not been presented as these results are not material to Makita’s consolidated results of operations.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
SCHEDULE II– VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE YEARS ENDED MARCH 31, 2005, 2006 AND 2007

	Japanese Yen (millions)
		Additions
	Balance at	Charged to	Charged to	Deductions		Balance at
	beginning	costs and	Other	from	Translation	end of
Descriptions	of year	expenses	Accounts	reserves	adjustments	year
2005:
Allowance for doubtful receivables	1,346	98	–	(326)	60	1,178
Deferred income tax assets valuation allowance	8,828	234	–	(929)	78	8,211
2006:
Allowance for doubtful receivables	1,178	114	–	(356)	80	1,016
Deferred income tax assets valuation allowance	8,211	698	–	(6,228)	292	2,973
2007:
Allowance for doubtful receivables	1,016	175	–	(386)	64	869
Deferred income tax assets valuation allowance	2,973	34	–	(2,701)	12	318