Form 20-F
period 2008-03-31
MAKITA CORP
filed 2008-07-10
CIK 202467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008

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
Minobu Kato
General Manager of Financial Department
Telephone: +81.566.97.1718     Facsimile: +81.566.98.6907
Address: 3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Name, telephone, e-mail and/or facsimile number and address of registrant’s contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered

* American Depositary Shares	Nasdaq Global Select Market
** Common Stock

*	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing one share of the registrant’s Common Stock.

**	No par value. Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of
	March 31, 2008	March 31, 2008
Title of Class	(Tokyo time)	(New York time)
Common Stock, excluding 235,135 shares of Treasury Stock	143,773,625

American Depositary Shares, each representing one share of Common Stock		2,562,744
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
Large accelerated filer ☑       Accelerated filer ☐      Non-accelerated filer☐
Indicate by check mark basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S.GAAP ☑       International Financial Reporting Standards as issued by the International Accounting Standards Board ☐       Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☐     Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     ☐ Yes     ☑ No

i

As used in this annual report, the term “fiscal” preceding a year means the twelve-month period ended March 31 of the year referred to. For example, “FY 2008” refers to the twelve-month period ended March 31, 2008. All other references to years refer to the applicable calendar year.
All information contained in this annual report is as of March 31, 2008 unless otherwise specified.
In parts of this annual report, amounts reported in Japanese yen have been translated into US dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥100 = U.S.$1.00, the approximate exchange rate of the noon buying rate for Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2008. On July 7, 2008 the noon buying rate for Japanese yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥107.55= $1.00.
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
By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons. Such risks and uncertainties are generally set forth in Item 3.D. “Risk Factors” of this Form 20-F include but are not limited to:
•	The levels of construction activities and capital investments in Makita’s markets
•	Fluctuations in currency exchange rates
•	Intense competition in global power tools market for professional use
•	Makita’s inability to develop attractive products
•	Geographic concentration of Makita’s main facilities
•	Failure to maintain cooperative relationships with significant customers
•	Failure to deliver materials or parts required for production as scheduled
•	Makita’s overseas activities and entry into overseas markets
•	Failure to protect Makita’s intellectual property rights or infringing intellectual property rights of third parties
•	Procurement of raw materials or their escalating prices
•	Product liability litigation or recalls
•	Fluctuations in stock market prices

•	Environmental or other government regulations
•	The effectiveness of Makita’s internal control over financial reporting and the related attestation provided by Makita’s auditors
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

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable
Item 2. Offer Statistics and Expected Timetable
Not applicable
Item 3. Key Information
A. Selected financial data
The following data for each of the five fiscal years ended March 31, 2008 have been derived from Makita’s audited consolidated financial statements. They should be read in conjunction with Makita’s audited consolidated balance sheets as of March 31, 2007 and 2008, the related consolidated statements of income, shareholder’s equity and cash flows for each of the three years ended March 31, 2008, and the notes thereto that appear elsewhere in this annual report. Makita’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and were included in its Japanese Securities Reports filed with the Director of the Kanto Local Finance Bureau.

	Japanese yen					U.S. dollars
	(millions)					(thousands)
	Fiscal year ended March 31,
Income Statement Data:	2004	2005	2006	2007	2008	2008
Net sales	¥184,117	¥194,737	¥229,075	¥279,933	¥342,577	$3,425,770
Operating income	14,696	31,398	45,778	48,176	67,031	670,310
Net income	7,691	22,136	40,411	36,971	46,043	460,430

Net income per share of Common stock and per ADS:	Japanese yen					U.S. dollars
Basic	53.2	153.9	281.1	257.3	320.3	3.20
Diluted	51.9	148.8	281.1	257.3	320.3	3.20

	Japanese yen					U.S. dollars
	(millions)					(thousands)
	Fiscal year ended March 31,
Balance Sheet Data:	2004	2005	2006	2007	2008	2008
Total assets	¥278,116	¥289,904	¥326,038	¥368,494	¥386,467	$3,864,670
Cash and cash equivalents, time deposits and marketable securities	92,616	91,189	88,672	102,211	98,142	981,420
Net working capital	147,822	149,666	181,808	212,183	230,699	2,306,990
Short-term borrowings	14,128	9,060	1,728	1,892	1,724	17,240
Long-term indebtedness	7,364	88	104	53	908	9,080
Common stock	23,803	23,805	23,805	23,805	23,805	238,050
Treasury stock	(3,316)	(3,517)	(258)	(298)	(263)	(2,630)
Shareholders’ equity	193,348	219,640	266,584	302,675	316,498	3,164,980
Total number of shares outstanding	143,893,191	143,777,607	143,711,766	143,701,279	143,773,625	143,773,625

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

	(Japanese yen per U.S. $1.00)
Fiscal year ended March 31,	High	Low	Average	Year-end
2004	104.18	120.55	113.07	104.18
2005	102.26	114.30	107.47	107.22
2006	104.41	120.93	113.15	117.48
2007	110.07	121.81	116.92	117.56
2008	96.88	124.09	114.31	99.85
2009 (through July 7, 2008)	100.87	108.29	104.76	107.55

	(Japanese yen per U.S. $1.00)
2008	January	February	March	April	May	June
High	105.42	104.19	96.88	100.87	103.01	104.41
Low	109.70	108.15	103.99	104.56	105.52	108.29
On July 7, 2008 the noon buying rate for Japanese yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥107.55 = US$1.00
Cash dividends declared per share of common stock and per ADS:

	Japanese yen		U.S. dollars
Fiscal year ended March 31,	Interim	Year-end	Interim	Year-end
2004	9.0	13.0	0.09	0.11
2005	11.0	36.0	0.10	0.34
2006	19.0	38.0	0.16	0.32
2007	19.0	55.0	0.16	0.47
2008	30.0	67.0	0.30	0.67
Makita’s basic dividend policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 Japanese yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.

Note:	Cash dividends in U.S. dollars are based on the exchange rates as of the respective payment date, using the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

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
The demand for power tools, Makita’s main products, is affected to a large extent by the levels of construction activities, capital investment and consumption trends in the relevant regions. Generally speaking, the levels of construction activities and capital investment and consumption trends depend largely on the economic conditions in the market. As a result, when economic conditions weaken in the principal markets for Makita’s activities, including Japan, Western Europe, Eastern Europe and Russia, North America, Asia, The Middle East, Central and South America, and Oceania, this may have an adverse impact on Makita’s consolidated financial condition and results of operations. Specifically, the economic slowdown, caused by, among others, the sub-prime loan problem in the U.S. since the summer of 2007, the volatile stock market causing the global economic downturn and the soaring price of crude oil or mineral resources, may have a direct or indirect negative impact on Makita’s financial condition.
Currency exchange rate fluctuations may affect Makita’s financial results.
The functional currency for all of Makita’s significant foreign operations is the local currency. The results of transactions denominated in local currencies of Makita’s subsidiaries around the world are translated into Japanese yen using the average market conversion rate during each financial period. Assets and liabilities denominated in local currencies are converted into yen at the rate prevailing at the end of each financial period. As a result, Makita’s operating results, assets, liabilities and shareholders’ equity are affected by fluctuation in values of the Japanese yen against these local currencies. Among others, Makita is affected by fluctuations in the value of the euro, the U.S. dollar and Chinese Renmin yuan, the euro and the U.S. dollar being the primary foreign currency on which Makita bases its foreign sales and the U.S. dollar and Chinese Renmin yuan being the primary foreign currency on which Makita bases its foreign costs and liabilities. In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the euro, the U.S. dollar, and the Japanese yen, Makita engages in hedging transactions. However, medium-to-long-term fluctuations of exchange rates may affect for Makita to execute procurement, production, logistics, and sales activities as planned and may have an impact on Makita’s consolidated financial condition and results of operations.
Makita faces intense competition in the global market for its power tools for professional use.
The global market for power tools for professional use is highly competitive. Factors that affect competition in the markets for Makita’s products include the quality, functionality of products, technological developments, the pace of new product development, price, reliability, durability, after-sale service and the rise of new competitors.

While Makita strives to ensure its position as a leading international supplier of power tools for professional use, there is no guarantee that it will be able to compete effectively in the future. If Makita is unable to compete effectively, it may lose market share and its earnings may be adversely affected. Moreover, economic slowdown tends to result in intensified competition and increased downward pressure. Accordingly if Makita is unable to compete effectively, Makita’s sales volumes may decrease and inventories may increase, resulting in a downward pressure on the prices for Makita’s products to sell the inventory, which in turn could have an adverse impact on Makita’s consolidated financial condition and results of operations.
If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.
Makita’s principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the strong reputation of the MAKITA brand, both of which depend in part on Makita’s ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer able to quickly develop new products that meet the changing needs and correspond the market price for high-end, professional users, it may have an adverse impact on Makita’s consolidated financial condition and results of operations.
Geographic concentration of Makita’s main facilities may have adverse effects on Makita’s business activities.
Makita’s principal management functions, including its headquarters, and most of suppliers on which it relies for supplying major parts are located in Aichi Prefecture (“Aichi”), Japan. Makita’s manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, account for 23% and 58%, respectively, of Makita’s total production volume on a consolidated basis during the year under review. Due to this geographic concentration of Makita’s major functions, including plants and other operations in Japan and China, Makita’s performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita’s facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, emerging infectious diseases, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, Makita’s consolidated financial condition and results of operations may be adversely affected.
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
Makita’s production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. Purchases of production-use materials from Chinese manufacturers have increased in recent years. When launching new products, sales commencement dates can slip if Chinese manufacturing technology does not satisfy our demands, or if it takes an inordinate amount of time in order to satisfy our demands. There is a concern that this can result in lost sales opportunities. Makita purchases its significant component parts from sole suppliers. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner.

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
Makita derives a significant majority of its sales in markets located outside of Japan, including Western Europe, Eastern Europe and Russia, North America, Asia, the Middle East, Central and South America, and Oceania. During the year under review, approximately 85% of Makita’s consolidated net sales were derived from products sold overseas. Moreover, 77% of global production volume were derived from overseas production. The high percentage of overseas sales and production gives rise to a number of risks. If such risks occur, they may have a material adverse impact on Makita’s consolidated financial condition and results of operations. Such risks include the following:
(1)	Unexpected changes in laws and regulations;
(2)	Disadvantageous political and economic factors;
(3)	The outflow of technical know-how and knowledge due to personnel turnover enabling Makita’s competitors to strengthen their position;
(4)	Potentially unfavorable tax systems; and
(5)	Terrorism, war, and other factors that lead to social turbulence.
(6)	The interruption of or disruption to Makita’s operation due to labor disputes
Makita may be unable to protect its intellectual property rights and could suffer significant liabilities, litigation costs or licensing expenses or be prevented from selling its products if it is infringing the intellectual property of third parties.
In the area where our sales and production are significant, Makita applies for the patent, design and trademark, and strives for protection of intellectual property rights positively. However, Makita may be unable to eliminate completely the product of the third party who infringes on the intellectual property rights of our group, or the product of the party similar to our product. In that case, it may have a negative influence on the achievements of our group.
Moreover, Makita corresponds so that it may not infringe on a third party’s intellectual property rights, but it may be claimed that it is infringing on intellectual property rights from the third party. When infringement of intellectual property rights is investigated from a third party, the obligation of the payment of reparations may arise or halt in production and sales stop of a product may be ordered. In that case, it may have a negative influence on the business performance and the financial condition of our group.
When the procurement of raw materials used by Makita becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.
In manufacturing power tools, Makita purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts. In recent years, demand for these materials in China has risen substantially. Some suppliers are operating at over-capacity and prices of certain production materials, especially crude oil, steel products and copper wire, have increased. Under these circumstances, if Makita is unable to obtain the necessary quantities of these materials, especially in China and Japan, this may have an adverse effect on production schedules. In addition, the shortage of capacity among suppliers is a factor leading to increased prices of production materials.

If Makita experiences increases in prices of production materials, greater than what can be absorbed by increased productivity or through other internal efforts and prices of final products cannot be raised sufficiently, such circumstance may have a detrimental impact on the performance and financial position of Makita.
Product liability litigation or recalls may harm Makita’s financial statements and reputation.
Makita is developing a variety of products including power tools under the safety standard of each country, and is manufacturing them globally based on the quality standards of the factory. However, a large-scale recall and a large-scale product liability lawsuit may significantly damage Makita’s brand image and reputation. In addition, the related cost and time incurred through the recall or lawsuit may affect business performance and financial condition of Makita in case insurance policy does not cover the related cost.
Fluctuations in stock market prices may adversely affect Makita’s financial statements.
Makita holds certain Japanese equities and equity-linked financial products and records these securities as marketable securities and investment securities on its consolidated financial statements. The values of these investments are influenced by fluctuations in the quoted market prices. A fluctuation in the value of these securities will have an impact on Makita’s consolidated financial condition and results of operations.
Environmental or other government regulations may have a material adverse impact on Makita’s business activities.
Makita maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities in all the countries and areas in which it operates. If Makita is unable to continue its compliance with existing regulations or is unable to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any new or amended regulations may also result in significant increases in overall costs.
Investor confidence and the value of Makita’s ADRs and ordinary shares may be adversely impacted if Makita’s management concludes that Makita’s internal control over financial reporting is not effective or if Makita’s independent registered public accounting firm is unable to provide adequate attestation over the adequacy of the internal control over Makita’s financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002
The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report in its Annual Report that contains an assessment by management of the effectiveness of corporate internal control over financial reporting. In addition, Makita’s independent registered public accounting firm must attest to the effectiveness of Makita’s internal control over financial reporting. If Makita’s management concludes that Makita’s internal control over financial reporting is not effective, or if Makita’s independent registered public accounting firm is not satisfied with Makita’s internal control over its financial reporting or the level at which its controls are documented, designed, operated or reviewed, and declines to attest or issues a report that is qualified, there could be an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of Makita’s financial statements, which ultimately could negatively impact the market price of Makita’s ADRs and ordinary shares.

Item 4.	Information on the Company
A. History and development of the Company
The Company is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Corporation Act of Japan. The Company traces its origin to an electrical repair workshop founded in Nagoya in 1915 and was incorporated on December 10, 1938 under the name of Makita Electric Works, Ltd. as a joint stock corporation. Under the presidency of Mr. Jujiro Goto, Makita commenced the manufacture of electric power tools in 1958 and, by 1969, had reached its present leading position in the Japanese market. In 1970, the Company decided to take advantage of the large potential for growth in overseas markets for its products and established its first subsidiary in the United States. Since then, Makita has expanded its export activity and has established other overseas subsidiaries. In April 1991, the Company changed its name from Makita Electric Works, Ltd. to Makita Corporation. In April 1995, Makita established a holding company in the United Kingdom to better coordinate the overall activities of its European subsidiaries. At present, Makita sells its products in over 150 countries around the world.
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
In May 2005, Makita established a new subsidiary, Makita EU S.R.L. in Romania, as a location from which it can serve growing markets in Eastern Europe, Russia, Western Europe and the Middle East. As a result, the number of consolidated subsidiaries increased to 45.
Makita presently manufactures power tools in eight countries globally: Japan, China, the United Kingdom, the United States, Germany, Brazil, Canada and Romania. In 2007, Makita expanded production capacity of its China factory by constructing a second production facility. In addition, starting in April 2007, a new factory in Romania commenced production which should have the effect of reducing foreign exchange risks, and de-concentrating, the current high production volume in China and to seek stable supply capacity for the growing European market. Makita financed these investments through internal sources.
In 2007, Makita acquired all outstanding shares of Makita Numazu Corporation (“Makita Numazu”), formerly Fuji Robin Industries, Ltd., or Fuji Robin, for approximately ¥2.7 billion in cash and 81,456 Makita shares. Makita believes that the acquisition of Makita Numazu does not currently have a material impact on Makita. Fuji Robin’s principal activity is to manufacture and distribute engines, agricultural and forestry machinery, and firefighting pumps. Makita Numazu’s original engine technology includes the “mini-4 cycle engine,” which is globally recognized as an environmentally “clean engine.” Makita’s agricultural and gardening equipments are expected to have synergistic effect with Makita Numazu’s original engine.
For the period from May 15, 2007 to March 31, 2008, Makita Numazu Corporation had net sales of ¥8,031 million. Accordingly, Makita has 48 consolidated subsidiaries and 1 equity method affiliate as of March 31, 2008.
Makita Corporation’s registered office is located at 3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture446-8502, Japan, and its telephone number is +81.566.97.1718.

B. Business overview
Makita’s principal activity is the manufacture and sale of a wide range of power tools for professional users worldwide. Makita’s power tools consist of drills, grinders and sanders and portable woodworking tools, primarily saws and planers. Makita also produces gardening and household products and provides parts, repairs and accessories. For FY2008, approximately 85% of Makita’s sales were outside of Japan. Makita estimates that most of its worldwide sales were made to commercial and professional users such as those engaged in timber and metal processing, carpentry, forestry and concrete and masonry works.
Makita aims to improve performance not only by continuing efforts to increase its market share of the power tool market for professionals but also by expanding its market share of the air tools and gardening equipment markets. To achieve this, Makita is improving its global sales, service framework and developing hi-value-added products. Makita focuses on creating user and environment-friendly products that enhance the work environment, and have features such as low vibration, low noise and dust extraction.
Products
The following table sets forth Makita’s consolidated net sales by product categories for periods presented. Effective FY2007, the following changes were made to product group classifications. Makita specializes in power tools manufacturing and sales, as a single line of business, and conducts its business globally. Makita also provides “Gardening and Household Products” based on the mainstay products in that product category. Gardening products, including petrol brushcutter, sprayer, petrol blower, electric hedge trimmer, are used for agricultural and forestry operations. Household products, including vacuum cleaner and cordless cleaner, are used not only for housekeepers but also for professional cleaners. Makita is making efforts to extend the sales of cordless power tools to professional users and also to general users.

	(millions of Japanese yen, except for percentage amounts)						U.S. dollars
	Consolidated Net Sales by Product Categories						(thousands)
	Fiscal year ended March 31,
	2006		2007		2008		2008
Power Tools	¥171,376	74.8%	¥210,894	75.3%	¥255,869	74.7%	2,558,690
Gardening and Household Products	23,434	10.2%	28,123	10.0%	40,410	11.8%	404,100
Parts, repairs and accessories	34,265	15.0%	40,916	14.7%	46,298	13.5%	462,980

Total	229,075	100.0%	279,933	100.0%	342,577	100.0%	3,425,770

Power Tools
Power tools consist mainly of drills, grinders and sanders, rotary hammers and hammer drills, demolition hammers and electric breakers, cordless impact drivers, circular saws, slide compound saws, and cutters.
Drills are typical power tools used to drill metals, woods and plastics. They are classified into pistol-grip drills, D-handle drills, spade-handle drills and angle drills, according to their configuration. Makita also manufactures various kinds of cordless drills. Some of them are equipped with a screwdriving mechanism and are called cordless driver drills.
Grinders and sanders are used for smoothing and finishing. Sanders may also be used for polishing. Grinders are used on metal and sanders are used on metal, wood, stone and concrete. Grinders are divided into portable disc grinders and bench grinders and sanders are classified into portable disc sanders and belt sanders.
Rotary hammers, which are used primarily on concrete in the construction industry, are equipped with a rotary function, but can also be used as ordinary hammers.

Hammer drills are equipped with a hammering function, but can also be used as conventional drills; these drills are used principally on metal and masonry in the civil engineering and electrical contracting industries. Demolition hammers and electric breakers are used to shatter hard surfaces, principally concrete. Makita aims to improve the working environment in the construction industry through the provision of power tools which incorporate Makita proprietary low vibration mechanisms. These tools meet the strong demand of drilling holes in stone and concrete, and of other uses.
Cordless impact drivers are particularly in high demand across Japanese construction sites. In February 2005, Makita introduced cordless impact drivers powered by lithium-ion batteries instead of conventional nickel- metal-hydride batteries for the first time in the industry. Cordless impact drivers employing lithium-ion batteries are smaller and lighter, and batteries last much longer. Combined with Makita’s proprietary Optimum Charging System, this new product has been well received within Japan by professional users. The Optimal Charge System communicates with individual batteries, when charging, and recognizes charging records, and analyzes the condition, such as the heat, over-discharge, and weakening of the battery. This is Makita’s original technology, which can prolong the life of a battery through optimal and gradual charge carrying out “Active Current Control,” “Active Thermal Control”, and “Active Voltage Control” based on the above analysis result. It marks a strong addition to our Japanese product line-up of new 14.4V cordless power tools powered by lithium-ion batteries including cordless circular saws, cordless angle grinders, cordless nailers, cordless four-mode impact drivers, cordless hammer drills, cordless percussion drills, and cordless recipro saws. Makita began offering cordless power tools powered by lithium-ion batteries in the United States through major home centers in the fall of 2005. In addition to 14.4V cordless power tools available in Japan and the United States, Makita offers 18V Combo kits of cordless drills, cordless percussion drills, cordless circular saws, and cordless lights in the United States where users demand more powerful tools. Makita also rolled out its 18V cordless power tools powered by lithium-ion batteries across major European markets since the summer of 2006, amid a strong construction industry interest.
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
Subsequent to taking over the operations of Kanematsu-NNK Corp. in January 2006, Makita introduced into the Japanese market its Red Series of high-pressure air nailer, which are as popular as cordless impact drivers used in housing construction, completing our mainstay product line-up.
Gardening and Household Products
Gardening household products consist mainly of petrol brushcutters, chain saws, hand-held vacuum cleaners for home use, industrial vacuum cleaners, submersible pumps and gardening equipments such as hedge trimmers. There is a strong need for dust collectors at construction sites because cutting, drilling and grinding work using power tools generates debris. Small, light and high-suction power cleaners offered to home users are increasingly popular.

Makita also offers engine-equipped grass cutters, lawn mowers in addition to gardening tools for trimming tree fences and cutting grass. Acquisition of Fuji Robin is contributing to strengthening Makita’s lineup of gardening and engine-powered gardening tools.
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
Principal Markets, Distribution and After-Sale Services
The following table sets forth Makita’s consolidated net sales by geographic area based on customers locations for the periods presented:

	(millions of Japanese yen, except percentage amount)						U.S. dollars
	Consolidated Net Sales by Geographic Area						(thousands)
	Fiscal year ended March 31,
	2006		2007		2008		2008
Japan	¥41,600	18.2%	¥46,860	16.7%	¥52,193	15.2%	$521,930
Europe	90,504	39.5	124,020	44.3	160,360	46.8	1,603,600
North America	47,673	20.8	51,472	18.4	56,422	16.5	564,220
Asia (excluding Japan)	16,993	7.4	19,469	7.0	22,629	6.6	226,290
Other	32,305	14.1	38,112	13.6	50,973	14.9	509,730

Total	¥229,075	100.0%	¥279,933	100.0%	¥342,577	100.0%	$3,425,770

Japan
Makita believes that most of its domestic sales are made to commercial users. The Japanese Do-It-Yourself, or DIY, market for power tools is growing but the pace of growth is slow. Makita has maintained its leading position in the Japanese market to the close and frequent contact that it maintains with retailers and users of Makita products. While Makita’s major competitors rely primarily on wholesalers for all aspects of distribution and servicing, Makita has approximately 786 employees directly responsible for the promotion, sale and delivery and after-sale servicing of its products. These employees, operating from 113 sales offices throughout Japan, are assigned sales territories and visit retail outlets in their area on an average of once a week.
In addition, Makita has two distribution centers in Osaka and Saitama prefectures. These distribution centers strengthen Makita’s distribution and after-sale service functions.
The majority of Makita’s products are sold through its 14 independent wholesalers. Each wholesaler bears the risk of any bad debts of the retailers for which, it has responsibility. The payments by the wholesalers to Makita are in most cases made within 30 to 60 days after sale. In FY 2008, Makita sold its products, directly or through wholesalers, to approximately 30,000 retail outlets, and no single retailer accounted for more than 2% of Makita’s domestic sales. In FY 2008, Makita’s three largest wholesalers accounted, in the aggregate, for approximately 30% of Makita’s domestic net sales.

Repairs, including free repair service and after-sale services are carried out by Makita’s sales offices.
To strengthen its business in Pneumatic Tools, Makita purchased the nailer business of Kanematsu NNK Corp in January 2006.
Overseas
As a leading manufacturer and marketer of power tools, Makita operates a network of production, with its offices in more than 30 countries and areas around the world. The ratio of overseas production exceeds 75% on a unit basis, and 85% of consolidated sales come from overseas market in FY2008. Overseas sales, distribution, and service are carried out through a network of 34 sales subsidiaries and 124 branch offices or service centers located in the United States, Canada, Brazil, Mexico, Argentina, Chile, Australia, New Zealand, Singapore, Taiwan, China, Korea, the United Kingdom, France, the Netherlands, Belgium, Italy, Greece, Germany, Denmark, Austria, Poland, the Czech Republic, Hungary, Spain, the United Arab Emirates, Romania, Switzerland, Finland, Russia, Ukraine, Slovakia and Bulgaria. In addition, the Company exports directly, as well as through trading companies, to various countries throughout the world. Makita products are sold principally under the “Makita” brand name and the remaining products are sold under the “Dolmar” or “Maktec” brand names.
Makita offers warranties to overseas customers. After-sale services and repairs overseas are provided by local sales subsidiaries, service depots designated by Makita, or by service stores designated by the applicable local importers. As of March 31, 2008, Makita had over 100 service depots outside of Japan. As of March 31, 2008, 28 of these service depots were located in the United States and 19 of these service depots were located in China. The labor costs of service and repairs to products under warranty for overseas customers are borne by Makita and the local service agents, and parts are provided by Makita.
Seasonality
Makita’s business has no significant seasonality that affects sales or profits.
Competition
The markets in which Makita sells its products are generally highly competitive. Makita believes that competition in the portable electric power tool market is based on price, product reliability, design and after-sale services and that its products are generally competitive as to price and enjoy competitive advantage due to their reputation for quality, product reliability and after-sale services. Makita is the largest manufacturer of portable electric power tools in Japan and, together with one other Japanese competitor, accounts for a substantial majority of the total sales of such products in Japan.
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

Raw Materials and Sources of Supply
Makita purchases raw materials and parts to manufacture its products. The principal raw materials and parts purchased by Makita include plastics, pressed steel plates, aluminum castings, copper wires, switches, gears, blades, batteries, and bearings. The Company procures most of its raw materials from multiple sources, although most parts are obtained from single suppliers. The procurement cost of steel plates, copper, and certain other raw materials is affected by fluctuations in international commodity markets, and these material prices appreciated during fiscal 2008.
Makita’s purchases of raw materials and parts in FY 2008, amounted to ¥174,860 million. Raw materials and parts are purchased from approximately 250 suppliers in Japan and a number of local suppliers in each country in which Makita performs manufacturing operations, with the largest single source accounting for approximately 9.0% of Makita’s total purchases of raw materials and parts.
Makita also purchases from outside sources finished products such as vacuum cleaners, electric generators, petrol brushcutters, and laser levels and resells to its customers under the Makita brand.
Makita has not experienced any difficulty in obtaining raw materials, parts or finished products.
Government Regulations
Makita is subject to different government regulations in the countries and areas in which it does business, such as required business and investment regulations approvals, export regulations based on national-security or other reasons, and other export and import regulations such as tariffs, as well as commercial, antitrust, patent, consumer and business taxation, exchange control, and environment and recycling laws and regulations.
If Makita is unable to comply with these regulations, it may be subject to significant fines or other penalties and its activities in such countries and areas may be limited.
Intellectual Property Rights
As of March 31, 2008, Makita owned 503 patents and 12 utility model registrations in Japan and 465 patents and 98 utility model registrations outside Japan. A utility model registration is a right granted under Japanese law to inventions having a practical utility in terms of form, composition or assembly, but embodying less originality than that required for patents. As of March 31, 2008, Makita had made 641 applications for additional patents and utility model registrations in Japan as well as 427 patent applications outside Japan. While Makita considers all of its intellectual property to be important, it does not consider any one or group of patents, trademarks or utility model registrations to be so significant that their expiration or termination would materially affect Makita’s business.
C. Organizational structure
As of March 31, 2008, the Makita Group consisted of 48 consolidated subsidiaries and 1 equity method affiliate. The Company is the parent company of the Makita Group. The Company heads the development of products. Domestic sales are made by the Company and overseas sales are made almost entirely through sales subsidiaries and wholesalers. The following is a list of significant subsidiaries of the Makita Group.

		Proportion of
	Country of	Ownership and
Company Name	Incorporation	Voting Interest
Makita Numazu Corporation	Japan	100.0%
Makita U.S.A., Inc.	U.S.A.	100.0
Makita Corporation of America	U.S.A.	100.0
Makita Canada Inc.	Canada	100.0
Makita International Europe Ltd.	U.K.	100.0

		Proportion of
	Country of	Ownership and
Company Name	Incorporation	Voting Interest
Makita (U.K.) Ltd.	U.K.	100.0
Makita Manufacturing Europe Ltd.	U.K.	100.0
Makita France S.A.	France	55.0
Makita Benelux B.V.	The Netherlands	100.0
S.A. Makita N.V.	Belgium	100.0
Makita S.p.A.	Italy	100.0
Makita Werkzeug GmbH	Germany	100.0
Dolmar GmbH	Germany	100.0
Makita Werkzeug Gesellschaft m.b.H.	Austria	100.0
Makita Sp. z o. o.	Poland	100.0
Makita SA	Switzerland	100.0
Makita Oy	Finland	100.0
Makita (China) Co., Ltd.	China	100.0
Makita (Kunshan) Co., Ltd.	China	100.0
Makita (Australia) Pty. Ltd.	Australia	100.0
Makita Gulf FZE	U.A.E.	100.0

D. Property, plant and equipment

The following table sets forth information relating to Makita’s principal production facilities as of March 31, 2008.

	Floor space
Location	(Square meters)	Principal products manufactured
Japan;
Makita Corporation
Okazaki Plants	174,508	Electric power tools, etc.
Makita Numazu Corporation	21,199	Agricultural and gardening equipments
Overseas;
Makita (China) Co., Ltd.	61,302	Electric power tools, etc.
Makita Corporation of America	24,053	Electric power tools, etc.
Makita (Kunshan) Co., Ltd.	17,969	Electric power tools, etc.
Dolmar GmbH	17,747	Electric power forestry equipments
Makita Manufacturing Europe Ltd.	11,520	Engine powered tools, etc.
Makita EU S.R.L	6,975	Electric power tools, etc. (Commencement of production: April 2007)

In addition, the Company owns an aggregate of 142,097 square meters of floor space occupied by the head office, warehouse facilities, a training center, dormitories and sales offices.
Makita’s overseas manufacturing operations are conducted in China, United Kingdom, the United States, Brazil, Romania, Germany and Canada. All buildings and land in these countries, except for land in China which is held under long term land lease, are owned by Makita.
None of the buildings or land that Makita owns in Japan is subject to any mortgage or lien. Makita leases 89 sales offices in Japan and all of its overseas sales offices and premises, except for the following locations which are owned by the respective subsidiary companies;
•	Head offices and certain branch offices of Makita U.S.A., Makita Canada, and Makita Australia; and

•	Head offices of Makita Germany, Makita France, Makita Benelux (the Netherlands), Makita Belgium, Makita Italy, Makita Brazil, Makita Taiwan, and Makita Singapore.

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
In 2007, Makita rebuilt the Okazaki Plant, and the R&D and office complexes at the head office in Japan, to meet new earthquake resistance standards. This reconstruction work was done in order to enhance resistance to seismic activities, and represents no significant change in production capacity. Makita believes that there are no material environmental issues that may affect Makita’s current use of its assets. In December 2007, Makita transferred the production facilities of Makita Ichinomiya Corporation, its consolidated subsidiary as manufacturer of stationary woodworking machines, to the Okazaki Plant in order to streamline the production function in Japan.
Item 4A.   Unresolved Staff Comments
None

Item 5. Operating and Financial Review and Prospects
A. Operating Results
The following table sets forth a summary of Makita’s operations results for each of the years ended March 31, 2006, 2007 and 2008.

								U.S. dollars
	(Millions of Japanese yen, except for percentage amounts)							(thousands)
	2006		2007		2008			2008
							Change
		%		%		%	%
NET SALES	¥229,075	100.0	¥279,933	100.0	¥342,577	100.0	22.4	$3,425,770
Cost of sales	132,897	58.0	163,909	58.6	199,220	58.2	21.5	1,992,200

GROSS PROFIT	96,178	42.0	116,024	41.4	143,357	41.8	23.6	1,433,570
Selling, general and administrative expenses	58,726	25.6	66,802	23.9	76,198	22.2	14.1	761,980
Losses (gains) on disposals or sales of property, plant and equipment, net	(8,326)	(3.6)	(249)	(0.1)	128	0.0	—	1,280
Impairment of long-lived assets	—	—	1,295	0.4	—	—	—	—

OPERATING INCOME	45,778	20.0	48,176	17.2	67,031	19.6	39.1	670,310
OTHER INCOME(EXPENSES)
Interest and dividend income	1,301	0.6	1,364	0.5	2,092	0.6	53.4	20,920
Interest expense	(364)	(0.2)	(316)	(0.1)	(269)	(0.1)	(14.9)	(2,690)
Exchange gains (losses) on foreign currency transactions, net	(258)	(0.1)	(418)	(0.2)	(1,233)	(0.4)	195.0	(12,330)
Realized gains (losses) on securities, net	2,918	1.3	918	0.3	(1,384)	(0.4)	—	(13,840)
Other, net	(232)	(0.1)	(401)	(0.1)	(466)	(0.1)	16.2	(4,660)

Total	3,365	1.5	1,147	0.4	(1,260)	(0.4)	—	(12,600)

INCOME BEFORE INCOME TAXES	49,143	21.5	49,323	17.6	65,771	19.2	33.3	657,710
PROVISION FOR INCOME TAXES	8,732	3.8	12,352	4.4	19,728	5.8	59.7	197,280

NET INCOME	40,411	17.6	36,971	13.2	46,043	13.4	24.5	460,430

General Overview
Makita’s principal business is the manufacture and sale of power tools for professional use worldwide. Principal products include drills, rotary hammers, hammer drills, demolition hammers, grinders and cordless impact drivers. Makita has eleven manufacturing centers, three located in Japan, two in China and one each in the United States, Canada, Brazil, the United Kingdom, Germany, and Romania.
For FY2008, 84.8% of Makita’s sales were outside of Japan. Makita is therefore affected to a large extent by demand for power tools worldwide, which in turn is influenced by factors including new housing construction, demand for household renovations, public investment and private capital expenditures. The nature and the extent to which each of these factors influence Makita differ in each country and region in which Makita sells its products.

In developed countries such as North America and Europe where there is an established DIY market, demand for power tools is relatively affected by changes in consumer spending. Demand for power tools in developing countries is expected to expand as economic growth increases.
Technological developments have also driven the market for power tools. In particular, in recent years the development of rechargeable electric tools featuring small, light and high-capacity lithium-ion batteries has resulted in increased demand as users began to replace their conventional power tools which used NiCad or nickel hydride batteries.
Makita has established a solid presence worldwide as a provider of portable power tools, however, competition is becoming more severe on a global basis.
Makita’s business is subject to risks associated with cross-border transactions, and its business could be affected by governmental, economic, financial or tax-related or political policies or factors, including trade protection measures and import or export licensing requirements. Such factors may materially impact Makita’s business and operation going forward.
Currency Fluctuations
Makita is affected by fluctuations in foreign currency exchange rates due to its place in the global market. Makita is primarily exposed to fluctuations of the Japanese yen against the euro, the U.S. dollar, as well as other currencies of countries where Makita does business. Makita’s consolidated financial statements, presented in yen, are affected by currency exchange fluctuations through both translation and transaction risks.
Translation risk is the risk that Makita’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates between the yen and the currencies in which the subsidiaries prepare their financial statements. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior accounting periods and among various geographic markets, the translation effect is a reporting consideration and does not reflect Makita’s underlying results of operations. Transaction risk is the risk that the currency structure of Makita’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Makita enters into foreign exchange forward contracts in order to hedge a portion of its transaction risk. Doing so has reduced, but not eliminated, the effects of exchange rate fluctuations against the Japanese yen, which in some years can be significant.
Generally, the depreciation of the Japanese yen against other currencies, particularly the euro, has a positive effect on Makita’s operating income and net income. Conversely, the appreciation of the Japanese yen against other currencies, particularly the euro, has the opposite effect. The Japanese yen generally weakened against the euro from FY 2006 to FY 2008, but strengthened against the U.S. dollar in FY2008.
Overview
In Europe for FY 2008, Eastern Europe and Russia saw the highest economic growth, while signs of a slowdown in Western Europe became evident as consumer spending remained weak during the second half of the year. In the U.S., for FY 2008, a decline in residential property investments and turmoil in the financial markets in the wake of the sub-prime loan problem increased concerns of an economic slowdown.

In Asia for FY 2008, business conditions for the most part remained strong, particularly in China where robust growth continues. In Oceania and Middle East for FY2008, net sales increased against the backdrop of high crude oil and natural resources prices. However, in Japan, the number of new housing constructions declined due to the tightening of the procedures for granting building permits under the revised Building Standard Law of Japan. Moreover, steep rises in the prices of crude oil, raw materials and sharp appreciation of the yen to the U.S. dollar have suppressed corporate earnings, and slowed down consumer spending in Japan.
Makita focused its product development efforts on meeting marketplace needs, such as creating and expanding its line up of lithium-ion battery products that have been highly rated by both domestic and overseas markets since the initial launch in February 2005. In its overseas operations in FY2008, Makita increased production at the China plant and expanded the Romania plant in order to enhance its ability to supply products to the markets to meet the strong demand. In Central and South Americas, Makita began construction of its second plant in Brazil. Moreover, Makita has devoted efforts to increase management efficiency and cooperation with group companies to take full advantage of the technical expertise of Makita Numazu which was acquired as a subsidiary in May 2007. Although Makita does not believe this acquisition has a material impact on its current year consolidated financial statements, it is essential to strengthen the business area of gardening tools including engine-powered tools in order to realize our growth strategies.
On a consolidated basis, Makita’s net sales in FY 2008 amounted to ¥342,577 million, up 22.4% FY 2007. This is Makita’s fourth consecutive year of record sales, and its seventh consecutive year of sales growth. In FY 2007, Makita’s operating income climbed 39.1%, to ¥67,031 million and net income amounted to ¥46,043 million, 24.5% higher than FY 2007.
FY 2008 compared to FY 2007
Net sales
Makita’s consolidated net sales for the fiscal year ended March 31, 2008 (“FY 2008”) amounted to ¥342,577 million, an increase of 22.4%, or ¥62,644 million, from the fiscal year ended March 31, 2007 (“FY 2007”). In FY 2008, the average yen-dollar exchange rate was ¥114.44 for $1.00, representing a 2.2% appreciation of the yen compared with the average exchange rate in FY 2007. The average level of the Japanese yen-euro exchange rate in FY 2008 was ¥161.59 for 1.00 euro, representing a 7.7% depreciation of the yen compared with the average exchange rate in FY 2007. Excluding the effect of currency fluctuations, consolidated net sales would have increased by 17.6% in FY 2008.
Makita’s consolidated net sales of products increased by 24.0% in FY 2008, as did the overall number of units of products sold. The significant increase in the quantity of goods sold in FY 2008 primarily reflected strong sales of power tools such as drills, hammer drills, rotary hammers and grinders. In Europe, competitiveness improved due to the strength of the euro against the Japanese yen. In other regions, against the backdrop of high crude oil and natural resources prices, net sales increased in Oceania, Latin America and the Middle East. Sales of new products, such as lithium ion battery products, comprised 10.4% of consolidated net sales of Makita in FY 2008, or ¥35,798 million.
In terms of product type, the sales of power tools increased by 21.3%, or ¥44,975 million, gardening and household products increased by 43.7%, or ¥12,287 million, and revenue from parts, repairs and accessories increased by 13.2%, or ¥5,382 million. In particular, sales of drills, hammer drills, rotary hammers and grinders increased.

Sales by region
The increase in consolidated net sales in FY 2008 can be attributed to an increase in sales in Japan by 11.4%, or ¥5,333 million, to ¥52,193 million, an increase in sales in Europe by 29.3%, or ¥36,340 million, to ¥160,360 million and, an increase in sales in North America, by 9.6%, or ¥4,950 million, to ¥56,422 million, increased sales in Asia (excluding Japan) by 16.2%, or ¥3,160 million, to ¥22,629 million and an increase in sales in other regions, including Australia, Latin America and the Middle East, by 33.7% or ¥12,861 million, to ¥50,973 million.
The increased sales in Japan in FY 2008 primarily reflected strong sales of lithium ion battery based impact drivers. In addition, Makita Numazu, which became a subsidiary in May 2007 to strengthen the area of gardening tools including engine-powered tools, contributed to the overall increased sales in Japan.
The increased sales in Europe in FY 2008 primarily reflected the appreciation of the euro against the Japanese yen, as well as the introduction of new products, particularly rotary hammers with AVT(Anti Vibration Technology) and lithium ion battery products. Net sales in yen terms increased in Russia and Eastern Europe by 44.0%, in the United Kingdom by 24.6%, in Germany by 30.7% and in France by 18.4% compared to FY 2007. Excluding the effect of fluctuations of the local currencies, net sales in Europe would have increased by 20.4%, or ¥25,298 million in FY 2008.
The increased sales in North America in FY 2008 primarily reflected strong sales of lithium ion battery products, despite falls in housing investments in the wake of the sub-prime loan problem. Excluding the effect of fluctuations of the local currencies, net sales in North America would have increased by 9.7%, or ¥5,013 million in FY 2008, compared with FY 2007.
The increased sales in Asia excluding Japan in FY 2008 primarily reflected the increased sales in Singapore and Indonesia, particularly with respect to power tools, such as grinders and rotary hammers. Excluding the effect of fluctuations of the local currencies, net sales in Asia would have increased by 15.1%, or ¥2,947 million in FY 2008.
The increased sales in other regions including Australia, Latin America and the Middle East in FY 2008 were primarily due to an increase in the number of units sold, particularly with respect to power tools such as grinders, hammer drills and rotary hammers. With regard to other regions, construction investment was strong due to continued economic growth with a backdrop of an increase in the price of mineral resources and crude oil. Accordingly, excluding the effect of fluctuations of the local currencies, net sales in other regions would have increased by 27.9%, or ¥10,616 million in FY 2008.
Review of Performance by Product Group
Power Tools
The group offers a wide range of dependable drills, rotary hammers, hammer drills, demolition hammers, grinders, cordless impact driver and sanders. This group generates the largest portion of Makita’s consolidated net sales. In FY 2008, sales of power tools grew by 21.3%, to ¥255,869 million, accounting for 74.7% of consolidated net sales. In Japan, sales of power tools decreased by 6.6%, to ¥23,605 million, accounting for 45.2% of total domestic sales. Overseas sales of power tools increased by 25.1%, to ¥232,264 million, or 80.0% of total overseas sales.

Gardening and Household Products
Principal products in Makita’s gardening and household products group include chain saws, petrol brushcutter, vacuum cleaners and cordless cleaners. In FY 2008, Makita recorded a 43.7% increase in sales of gardening and household products, to ¥40,410 million, or 11.8% of consolidated net sales. Domestic sales of gardening and household products increased by 69.0%, to ¥15,340 million, accounting for 29.4% of total domestic sales. Makita Numazu, which became a subsidiary in May 2007 to strengthen the area of gardening tools including engine- powered tools, contributed to increased sales in Japan. Makita recorded a 31.6% increase in overseas sales of gardening and household products, to ¥25,070 million, which accounted for 8.6% of total overseas sales in FY 2008.
Parts, Repairs and Accessories
Makita’s after-sales services include the sales of parts, repairs and accessories. In FY 2008, parts, repairs and accessories sales increased by 13.2%, to ¥46,298 million, accounting for 13.5% of consolidated net sales. Domestic sales of parts, repairs, and accessories increased by 5.9%, to ¥13,248 million, accounting for 25.4% of total domestic sales. Overseas sales of parts, repairs, and accessories grew by 16.4%, to ¥33,050 million, accounting for 11.4% of total overseas sales.
Cost of Sales
Cost of sales increased by 21.5%, or ¥35,311 million from FY 2007 to ¥199,220 million. The sales cost ratio improved by 0.4 points from 58.6% in FY 2007 to 58.2% due mainly to an increased production rate in China, as well as sales growth resulting from favorable exchange rate fluctuations, primarily the depreciation of the Japanese yen against the euro.
Gross Profit
Gross profit on sales increased by 23.6%, or ¥27,333 million to ¥143,357 million. Gross profit margin rose by 0.4 points from 41.4% in FY 2007 to 41.8%.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for FY 2008 increased by 14.1%, or ¥9,396 million from FY 2007 to ¥76,198 million. The main factors were a rise in shipping costs due to increased sales, increased personnel costs due to an increase in the number of employees, and increased advertising costs due to sales promotion activities by overseas subsidiaries. Additionally, selling, general and administrative expenses excluding the impact of currency fluctuations increased by 10.2%.
On the other hand, the ratio of selling, general and administrative expenses to sales fell by 1.7 points from 23.9% to 22.2%, due to increased sales.
Losses (Gains) on Disposal or Sales of Property, Plant and Equipment
In FY 2008, the Company demolished parts of its headquarters building. Also, certain subsidiaries recorded losses on disposal of fixed assets. Accordingly, Makita recognized net losses on disposal or sales of property, plant and equipment of ¥128 million in FY 2008, compared with net gains of ¥249 million in FY 2007.
Operating Income
As a result of the above, operating income for FY 2008 increased by 39.1% to ¥67,031 million. Operating income margin increased by 2.4points, from 17.2% in FY 2007 to 19.6% in FY 2008.

Other Income (Expense)
In FY 2008, other expense was ¥1,260 million, compared with other income of ¥1,147 million in FY 2007.
The major components of other expense were as follows:
(1) Realized losses on securities amounted to ¥1,384 million, compared with realized gains on securities of ¥918 million in FY 2007. This result was due mainly to the decline of stock prices.
(2) The amount of foreign exchange losses increased by ¥815 million, to ¥1,233 million, in FY 2008 due to foreign exchange losses mainly in China and Japan.
Income before Income taxes
Income before income taxes for FY 2008 increased by 33.3%, or ¥16,448 million as compared with FY 2007 to ¥65,771 million. The ratio of income before income taxes to sales for FY 2008 increased by 1.6 points, from 17.6% in FY 2007 to 19.2%.
Provision for Income taxes
Provision for income taxes for FY 2008 amounted to ¥19,728 million, an increase of 59.7%, or ¥7,376 million, as compared with FY 2007 due mainly to an increase in taxable income. In FY 2007, Makita reversed the valuation allowance on deferred tax assets in the amount of ¥2,701 million related to certain subsidiaries based on both improved performance in recent years and a steady outlook for the future performance of these subsidiaries, and thus the valuation allowance decreased by ¥2,655 million, including the effect of translation. However, in FY 2008, the balance of valuation allowance remained relatively unchanged compared with FY 2007. As a result, the effective tax rate for FY 2008 was 30.0%, a 5.0% increase from 25.0% for FY 2007.
Net Income
As a result of the above, net income for FY 2008 increased by 24.5%, or ¥9,072 million compared with FY 2007, to ¥46,043.
Earnings per Share
Basic earnings per share of common stock amounted to ¥320.3, compared with ¥257.3 in FY 2007.
Regional Segments
Segment information described below is based on the location of the Company and its relevant subsidiaries.
Japan Segment
In FY 2008, sales in the Japan segment grew by 12.9%, to ¥142,006 million. Sales to external customers increased by 17.3% to ¥72,466 million, which accounted for 21.2% of consolidated net sales. The increase reflects a 11.4% rise in sales in the domestic market as well as a 35.9% increase in export sales mainly to Africa and Asia. Segment operating expenses in Japan increased by 10.7%, to ¥120,020 million, operating income increased by 26.3%, to ¥21,986 million in FY 2008.
Europe Segment
In FY 2008, sales in the Europe segment grew by 26.9% to ¥165,824 million. Sales to external customers increased by 28.3%, to ¥160,218 million, which accounted for 46.8% of consolidated net sales.

This increase is mainly due to strong sales of the rotary hammer and lithium ion battery products, and the high growth achieved in the Eastern Europe and Russian economies. Segment operating income increased by 49.4%, to ¥26,974 million.
North America Segment
In FY 2008, sales in the North America segment climbed by 8.3%, to ¥61,446 million. Sales to external customers increased by 9.3% to ¥56,234 million, which accounted for 16.4% of consolidated net sales. This increase was mainly due to higher sales of lithium ion battery products. However, operating income for FY 2008 decreased by 31.6%, to ¥1,719 million. This decrease is mainly due to a decrease in a gain on disposal of property, plant and equipment in FY 2008.
Asia Segment (excluding Japan)
In FY 2008, sales in the Asia segment increased by 46.6% to ¥112,482 million. The increase in sales in this segment is primarily due to higher inter-segment sales from two factories in China to Europe and North America. Sales to external customers increased by 16.2%, to ¥11,271 million, which accounted for 3.3% of consolidated net sales. This increase is primarily due to an increase in sales in Singapore. Segment operating income grew by 41.5%, to ¥14,014 million in FY 2008.
Other Segment
In FY 2008, sales in the other segment increased by 32.0% to ¥42,560 million. Sales to external customers increased by 32.0%, to ¥42,388 million, which accounted for 12.4% of consolidated net sales. Sales increase in this segment is primarily due to an increase in sales in Latin America and Middle East. Segment operating income grew by 61.5%, to ¥5,596 million, in FY 2008. The reason for this increase is mainly an improvement of cost ratio of sales in Oceania.
FY 2007 Compared to FY 2006
Net sales
Makita’s consolidated net sales for the FY 2007 amounted to ¥279,933 million, an increase of 22.2%, or ¥50,858 million, from the fiscal year ended March 31, 2006(“FY 2006”). In FY 2007, the average yen-dollar exchange rate was ¥116.97 for $1.00, representing a 3.2% depreciation of the yen compared with that in FY 2006. The average level of the yen-euro exchange rate in FY 2007 was ¥150.02 for 1.00 euro, representing an 8.8% depreciation of the yen compared with that in FY 2006. Excluding the effect of currency fluctuations, consolidated net sales would have increased by 16.0% in FY 2007.
The company’s consolidated net sales increased by 22.2% in FY 2007, as well as the overall number of units of products sold. Excluding the effect of the decrease in prices of products and the currency fluctuations, Makita’s consolidated net sales would have increased by 14.5%, or ¥33,311 million. The significant increase in the quantity of goods sold in FY 2007 primarily reflected strong sales of Makita’s power tools, such as drills, grinders and rotary hammers, hammer drills. In Europe, competitiveness has improved due to the strength of the euro against the Japanese yen. Further, demand for the rotary hammer in Europe has been strong. In North America, sales increased in part due to the sales of lithium ion battery products.
The average price of Makita’s products declined in FY 2007, and excluding the effect of the increase in the number of units sold, the price cutting would have decreased Makita’s net sales by 0.6%, or ¥1,347 million.

Sales of new products comprised 10.4% of consolidated net sales of Makita in FY 2007, or ¥29,209 million.
In terms of product type, there was an increase in the sales of power tools by 23.1% or ¥39,518 million, gardening and household products increased by 20.0% or ¥4,689 million and income from parts, repairs and accessories increased by 19.4% or ¥6,651 million. In particular, sales of drills, grinders, rotary hammers and cordless impact drivers increased.
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

Review of Performance by Product Group
Power Tools
The group offers a wide range of dependable drills, rotary hammers, hammer drills, demolition hammers, grinders, cordless impact driver and sanders. This group generates the largest portion of Makita’s consolidated net sales. In FY 2007, sales of power tools grew by 23.1%, to ¥210,894 million, accounting for 75.3% of consolidated net sales. In Japan, sales of power tools increased by 7.2%, to ¥25,268 million, accounting for 53.9% of total domestic sales. Overseas sales of power tools increased by 25.6%, to ¥185,626 million, or 79.6% of total overseas sales.
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
Parts, Repairs and Accessories
Makita’s after-sales services include the sales of parts, repairs and accessories. In FY 2007, parts, repairs and accessories sales increased by 19.4%, to ¥40,916 million, accounting for 14.7% of consolidated net sales. Domestic sales of parts, repairs, and accessories increased by 29.4%, to ¥12,513 million, accounting for 26.7% of total domestic sales. Overseas sales of parts, repairs, and accessories grew by 15.5%, to ¥28,403 million, accounting for 12.2% of total overseas sales.
Cost of Sales
Cost of sales increased by 23.3%, or ¥31,012 million from FY 2006 to ¥163,909 million. The sales cost ratio increased by 0.6 points from 58.0% in FY 2006 to 58.6% as a result of the rise in materials costs and depreciation expenses.
Gross Profit
Gross profit on sales increased by 20.6%, or ¥19,846 million to ¥116,024 million. Gross profit margin fell by 0.6 points from 42.0% in FY 2006 to 41.4%, due to increasing cost of sales. The increasing cost of sales was primarily a result of rising raw material costs, which were subject to price fluctuation in the global market, partially offset by the positive effect of the weak yen.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for FY 2007 increased by 13.8%, or ¥8,076 million from FY 2006 to ¥66,802 million. The main causes were increased personnel costs due to an increase in the number of employees, a rise in shipping costs due to increased sales, and increased advertising costs due to activities of sales promotion in overseas subsidiaries. Further, the decline of yen caused the yen conversion rate of selling expenses and administrative expenses of overseas subsidiaries to rise. Selling, general and administrative expenses excluding the effects of the low yen rose 8.7%.
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
As a result of this decision, the Company performed an impairment assessment pursuant to the provisions of SFAS No. 144 and estimated the carrying amounts would not be recovered by the future cash flows. Consequently, the Company recorded an impairment charge totaling ¥1,295 million, before tax, to reflect the estimated fair value of the assets.
Operating Income
As a result of the above, operating income for FY 2007 increased by 5.2% to ¥48,176 million. Operating income margin decreased by 2.8points, from 20.0% in FY 2006 to 17.2% in FY 2007.
Other Income (Expenses)
In FY 2007, other income was ¥1,147 million, a 65.9% decrease from FY 2006. The reasons for the decrease were as follows:
(1) Realized gains on securities decreased by ¥2,000 million to ¥918 million due to the gain on securities, net, in the amount of ¥2,528 million resulting from the merger of UFJ Holdings Co., Ltd., and Mitsubishi Tokyo Financial Group Co., Ltd., in FY 2006 that did not reoccur in FY 2007.
(2) The amount of foreign exchange losses increased by ¥160 million, to ¥418 million in FY 2007 due to foreign exchange losses in China caused by the appreciation of the Chinese Renmin yuan against the U.S. dollar.
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

Net Income
Primarily as a result of a gain of ¥8,479 million from the sale of the golf course in FY 2006, net income for FY 2007 fell by ¥3,440 million to ¥36,971 million, which is an 8.5% decrease from the previous fiscal year.
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
Asia Segment (excluding Japan)
In FY 2007, sales in the Asia segment increased by 45.8% to ¥76,719 million. The increase in sales in this segment is primarily due to higher inter-segment sales from two factories in China to Europe. Sales to external customers increased by 12.2%, to ¥9,698 million, which accounted for 3.5% of consolidated net sales. This increase is primarily due to an increase in sales in Singapore. Segment operating income grew by 53.3%, to ¥9,904 million in FY 2007.
Other Segment
In FY 2007, sales in the other segment increased by 16.9% to ¥32,252 million. Sales to external customers increased by 17.1%, to ¥32,103 million, which accounted for 11.4% of consolidated net sales. Sales increase in this segment is primarily due to an increase in sales in Latin America and Middle East. Segment operating income grew by 36.1%, to ¥3,466 million, in FY 2007.The reason for this increase is mainly improved cost of sales in Latin America.

CRITICAL ACCOUNTING POLICIES
As disclosed in Note 3 to the accompanying consolidated financial statements, the preparation of Makita’s consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions were determined by management’s judgment based on currently known facts, situations and plans for future activities, which may change in the future. Certain accounting estimates are particularly sensitive because of their significance to the consolidated financial statements and accompanying notes and due to the possibility that future events affecting the estimates may differ significantly from management’s current judgments. Accordingly, any changes in the facts, situations, future plans or other factors on which management bases its estimates may result in a significant difference between earlier estimates and the actual results achieved. Makita believes that the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements and accompanying notes.
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
The following table shows the changes in accruals for volume-based rebates, cooperative advertising and cash discounts for the years ended March 31, 2006, 2007 and 2008:

	Japanese yen			U.S. dollars
	(millions)			(thousands)
	For the year ended March 31,
	2006	2007	2008	2008
Volume-based rebates:
Actual payment for the year	(5,104)	(6,342)	(9,280)	(92,800)
Income statement impact for the year	5,726	7,477	9,897	98,970
Accrued expenses or deduction of account receivables (BS) as of March 31	2,724	3,859	4,476	44,760
Cooperative advertisings:
Actual payment for the year	(2,127)	(2,646)	(3,521)	(35,210)
Income statement impact for the year	2,196	3,026	3,517	35,170
Accrued expenses or deduction of account receivables (BS) as of March 31	577	957	953	9,530
Cash discounts:
Actual payment for the year	(4,311)	(5,458)	(5,833)	(58,330)
Income statement impact for the year	4,371	5,315	5,881	58,810
Accrued expenses or deduction of account receivables (BS) as of March 31	491	348	396	3,960
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
The discount rate assumed to determine the pension obligation for the pension plan was 2.4% as of March 31, 2008.
As of March 31, 2008, Makita allocated 45.7% and 36.8% of plan assets to equity securities and debt securities, respectively. The value of these plan assets are influenced by fluctuations in world securities markets. Significant depreciation or appreciation will have corresponding impact on future expenses.
The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Makita’s pension plans as of March 31, 2008.

	Change in	Change in
	projected benefit	pre-tax pension
Change in assumption	obligation	expenses
Japanese yen (millions)
50 basis point increase / decrease in discount rate	-2,305 / +2,582	-2 / +1
50 basis point increase / decrease in expected return on assets	—	-171/ +171

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
Significant management judgment is required in determining Makita’s provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against Makita’s gross deferred income tax assets. During FY 2007 and FY 2008 Makita reversed a portion of the valuation allowance in the amount of ¥2,701 million and ¥237 million, respectively. Makita has recorded a valuation allowance of ¥331 million as of March 31, 2008 against certain deferred income tax assets because of no tax planning strategy and an anticipated expiration of net operating loss carry forwards. For the balance of deferred income taxes, although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred income tax assets, less the valuation allowance, will be realized. The amount of such net deferred income tax assets that are considered realizable, however, could change in the near term and any such change may have a material effect on Makita’s consolidated results of operations and financial position if estimates of future taxable income are different.
New Accounting Standards
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 has been subsequently amended by FASB Staff Position FAS157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FASB Staff Position FAS157-2, “Effective Date of FASB Statement No. 157.” SFAS No. 157, as amended, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for instruments within its scope. SFAS No. 157, as amended, is effective from the fiscal period beginning after November 15, 2007, except for items that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually), for which it is effective from the fiscal period beginning after November 15, 2008. SFAS No. 157, as amended, is required to be adopted by Makita in the fiscal year beginning April 1, 2008. Makita does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated results of operations and financial condition.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”, which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings. SFAS No 159 is effective for fiscal periods beginning after November 15, 2007 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2008. Makita does not expect the adoption of SFAS No. 159 will have a material impact on its consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, and No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These statements aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of non-controlling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008 and are required to be adopted by Makita, in the fiscal year beginning April 1, 2009.

Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liability assumed in a transaction at the acquisition date at fair value with limited exceptions. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of non-controlling interests (minority interests) as equity in the consolidated financial statements and separates from the parent’s equity. The amount of net income attributable to non-controlling interests will be included in consolidated net income on the face of the consolidated income statement. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. Makita is currently evaluating the effect that the adoption of these statements will have on its consolidated financial statements.
B. Liquidity and capital resources
Makita’s principal sources of liquidity are cash on hand, cash provided by operating activities and borrowings within credit lines. As of March 31, 2008, Makita held cash and cash equivalents amounting to ¥46,306 million and the Company’s subsidiaries have credit lines up to ¥24,246 million, of which ¥1,582 million was used and ¥22,664 million was unused and available. As of March 31, 2008, Makita had ¥1,724 million in short-term borrowing, which included bank borrowings and the current portion of capital lease obligations. Short-term borrowing was used for daily operations at the subsidiaries. The amount excluding current maturities of long-term indebtedness was ¥1,582 million, a decrease of 12.9% (¥234 million) from FY 2007. For further information regarding Makita’s short-term borrowings, including the average interest rates see Note 11 to the accompanying consolidated financial statements.
As of March 31, 2008, Makita’s total short-term borrowings and long-term indebtedness amounted to ¥2,632 million, representing an increase from ¥1,945 million reported for FY 2007. Makita’s ratio of indebtedness to shareholders’ equity increased by 0.2 points to 0.8%, mainly due to an increase of long-term borrowing, which increased from ¥53 million to ¥908 million. Makita expects to continue to incur additional debt from time to time as required to finance working capital needs. Makita has no potentially significant refinancing requirements in FY 2009 and thereafter.
Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥46,306 million as of March 31, 2008, together with Makita’s available credit facilities, cash flow from operations and funds available from long-term and short-term debt financing, will be sufficient to satisfy its future working capital needs, capital expenditure and research and development through fiscal 2009 and thereafter.
Makita requires operating capital mainly to purchase materials required for production, to conduct research and development, to respond to cash flow fluctuations related to changes in inventory levels and to cover the payment cycle of receivables from wholesalers. Makita further requires funds for capital expenditures, mainly to expand production facilities and purchase metal molds. Makita also requires funds for financial expenditures, primarily to pay dividends and to repurchase treasury stock. Maintaining the level of Makita’s production and marketing activities requires capital investments of approximately ¥10 billion annually. Please see “– Fiscal Year 2008 – Capital Expenditures” below in this section for a description of Makita’s principal capital expenditures for fiscal 2008 and the main planned expenditures for fiscal 2008. At the Regular General Meeting of Shareholders held in June 2008, the Company’s shareholders approved a cash dividend of ¥67 per share.

The total cash dividend payments amount to ¥9,633 million, and were made in June 2008. In 2007, Makita acquired all outstanding shares of Makita Numazu for approximately ¥2.7 billion in cash and 81,456 Makita shares. Makita financed the cash portion of the purchase price from internal sources.
Makita believes it will continue to be able to access the capital markets on terms and for amounts that will be satisfactory to it and as necessary to support the business and to engage in hedging transactions on commercially acceptable terms.
FY 2008
Cash Flows
Net cash provided by operating activities decreased by ¥3,085 million from ¥32,360 million in FY 2007 to ¥29,275 million in FY 2008 as a result of the following:
•	¥65,664 million decrease due to higher levels of cash used in operating activities such as purchases of parts and raw materials, selling, general and administrative expenses, and income tax payments

•	¥62,579 million increase due to higher levels of cash received from customers as a result of net sales growth
Net cash used in investing activities decreased by ¥22,768 million from ¥27,276 million in FY 2007 to ¥4,508 million in FY 2008 primarily as a result of the following:
•	¥6,357 million decrease due to lower purchases of available-for-sale securities and held-to-maturity securities

•	¥8,101 million decrease due to higher proceeds from sales and maturities of securities

•	¥9,266 million decrease due to withdrawals of time deposits

•	¥2,056 million increase due to higher capital expenditures for reconstruction of the Okazaki plant, improvements to the headquarters buildings, and new plant constructions of Makita China, Makita Brazil and Makita Romania

•	¥1,385 million increase due to an acquisition of Makita Numazu for ¥2,034 million, net of cash acquired
Net cash used in financing activities increased by ¥5,508 million from ¥8,307 million in FY 2007 to ¥13,815 million in FY 2008 primarily as a result of the following:
•	¥4,025 million increase due to higher dividends paid
Accounting for all these activities and the effect of exchange rate changes, Makita’s cash and cash equivalents increased by ¥9,178 million from ¥37,128 million as of the end of FY 2007 to ¥46,306 million as of the end of FY 2008.
Capital Expenditures
Makita has continued to allocate sizable amounts of funds for capital expenditures, which it believes is crucial for sustaining long-term growth. In light of the severity of the current market competition, however, Makita has focused its capital investments on expanding its plant in China and purchasing metal molds for new products to be manufactured. This required Makita to increase the amount of its capital expenditures in FY 2008 compared to FY 2007, amounting to ¥11,383 million, ¥12,980 million and ¥15,036 million for FY 2006, 2007 and 2008, respectively.

Capital expenditures in FY 2008 were mainly used for expansion and rebuilding of the Okazaki plant, improvements to the Company’s headquarters buildings, purchases of metal molds for new products, construction of the China plant, Brazil plant and Romania plant along with purchases of manufacturing facilities which make it easier to increase production capacities or maintain high production capacities. Capital investments of the Company amounted to approximately ¥8.6 billion, while capital investment of overseas subsidiaries amounted to approximately ¥6.4 billion. All of Makita’s capital expenditures in FY 2008 were funded through internal sources.
Under its investment plans for FY 2009, the Makita Group is scheduled to make capital investments totaling ¥25 billion, which is 66% higher than for FY 2008. Of this total, the Company plans to make direct investments of ¥8 billion and its consolidated subsidiaries will invest ¥17 billion.
In continuation from FY 2008, the Company’s main capital investment plan is to rebuild the Okazaki plant, Nagoya Branch in Japan, and purchase of metal molds for new products. The main facilities investments by consolidated subsidiaries include production facilities for Makita (China) Co., Ltd., and Makita Romania S.R.L. and the purchase of metal molds for new products. Due to the expansion of its business in Europe, the Company plans to invest approximately ¥10 billion in upgrading and expanding of its European and Asian sales subsidiaries, including Makita France, Makita Switzerland, Makita Benelux, Makita Poland, Makita Germany and Makita Taiwan. The remaining ¥7 billion will continue to be invested in the construction of the Romania plant, China plant and Brazil factories. These are all scheduled to be funded with internal sources.
FY 2007
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
In FY 2007, cash outflow for capital expenditures increased by ¥1,597 million to ¥12,980 million. This increase was caused by the followings:
•	Rebuilding of Okazaki plant,

•	Improvements to the Headquarters buildings,

•	Construction of Makita Romania plant,

•	Purchases of machine and equipment for Makita China plant,

•	Purchases of metal molds used for new-production, and

•	Payments of the outstanding acquisition costs (¥649 million) of Kanematsu-NNK Corp.

•	To fund its investing activities, Makita realized proceeds of ¥18,611 million from sales and maturities of securities. In FY 2007, net cash inflow from sales and maturities of securities decreased by ¥15,739 million from ¥34,350 million.
The Company purchased available-for-sale securities and held-to-maturity securities with the money left over from financing activities and capital expenditures. Purchase of securities increased by ¥6,049 million to ¥27,297 million this year from ¥21,248 million last year.
As a result, net cash outflow resulting from investing activities were ¥27,276 million in FY 2007 compared to net cash inflow of ¥7,655 million in FY 2006.
Cash used for the payment of dividends increased by ¥285 million from ¥7,907 million during the previous fiscal year to ¥8,192 million in FY 2007. During FY 2006, Makita made aggregate payments of ¥12,525 million related to outstanding debt amounting to ¥6,375 million in connection with the civil rehabilitation proceedings of Joyama Kaihatsu, Ltd. and repayment of long-term indebtedness amounting to ¥6,150 million of the financing subsidiary company. There were no such payments in FY 2007.
As a result, net cash used in financing activities decreased by ¥11,241 million from ¥19,548 million in FY 2006 to ¥8,307 million in FY 2007.
As a result of these activities in addition to the effect of exchange rate changes, Makita’s cash and cash equivalents as of March 31, 2007 amounted to ¥37,128 million, dropping by ¥1,926 million compared the end of FY 2006.
Capital Expenditures
Makita has continued to allocate sizable amounts of funds for capital expenditures, which it believes is crucial for sustaining long-term growth. In light of the severity of the current market competition, however, Makita has focused its capital investments on expanding its plant in China and purchasing metal molds for new products to be manufactured. This required Makita to increase the amount of its capital expenditures in FY 2007 compared to FY 2006, amounting to ¥6,655 million, ¥11,383 million and ¥12,980 million for FY 2005, 2006 and 2007, respectively.
Capital expenditures in FY 2007 were mainly for expansion and rebuilding of the Okazaki plant, improvements to the Company’s headquarter buildings, construction of the Romania plant, and for the purchase of metal molds for new products, acquisition of production equipment in connection with facilities, such as China factories and Makita Romania S.R.L. Capital investments of the Company amounted to approximately ¥7.3 billion, while capital investments of overseas subsidiaries amounted to approximately ¥5.7 billion. All of Makita’s capital expenditures in FY 2007 were funded through internal sources.
Financial Position
Total assets at the end of FY 2008 were ¥386,467 million, up 4.9% from the previous fiscal year-end. Total current assets increased by 9.0% to ¥290,355 million, owing to such factors as an increase of cash and cash equivalents, and inventories.

Inventories increased by ¥19,387 million from ¥92,800 million at the end of FY 2007 to ¥112,187 million at the end of FY 2008. Since demand for Makita products is growing steadily, Makita increased inventories so that sales opportunities would not be lost.
Property, plant and equipment, at cost less accumulated depreciation, increased by 9.0%, to ¥69,058 million. Investments and other assets decreased by 29.9%, to ¥27,054 million. Total current liabilities increased by 9.8%, to ¥59,656 million mainly due to increase in income taxes payable, trade notes and accounts payable.
Long-term liabilities decreased by 16.8%, to ¥7,797 million, mainly due to a decrease in deferred income tax liabilities incurred as a result of the decrease in unrealized gains on securities and long-term prepaid pension expenses. The current ratio was 4.9 times as same as at March 31, 2007. Shareholders’ equity increased by 4.6%, to ¥316,498 million. The main reasons for this increase are an increase in retained earnings, from ¥215,365 million in FY 2007 to ¥249,191 in FY2008.
Fluctuations in the accumulated other comprehensive income (losses) are due to the following reasons:
1.	Accumulated other comprehensive income occurred through net unrealized holding gains on available-for-sale securities are due to the decrease in the unrealized gains on available-for-sale securities as a result of the depreciation of the market value of the Company’s securities holding,

2.	Accumulated other comprehensive losses occurred through pension liability adjustment are due to the increase in net actuarial loss as a result of the depreciation of the market value of the plan asset ,

3.	Accumulated other comprehensive losses occurred through foreign currency translation adjustments are due to the decrease in foreign currency translation adjustments as a result of appreciation of the Japanese yen against the U.S. dollar, the British pound and the Chinese Renmin yuan.
As a result, the shareholders’ equity ratio slightly decreased to 81.9%, from 82.1% in the previous fiscal year-end.
C. Research and development, patents and licenses, etc.
Approximately 660 of Makita’s employees are engaged in research and development activities and product design. Makita also employs approximately 110 trained personnel in production engineering, and has developed a number of the machine tools currently used in its factories. The majority of such personnel are engaged in research and development of mechanical innovations, and the rest are engaged in the R&D of electric, electronic and other applications.
Makita regards R&D as a high priority and believes that strong capability in R&D is crucial to its continuing development of high-quality, reliable products that meet users’ needs. In FY 2008, Makita allocated ¥5,922 million to R&D, approximately 1.7% of net sales, up 8.5% from FY2007. In FY 2007, Makita allocated ¥5,460 million for R&D, up 13.1% from the ¥4,826 million allocated in FY 2006. The ratio of R&D expenses to net sales was approximately 2.0% in FY 2007 and 2.1% in FY 2006.
Makita is placing more emphasis on designing power tools that are smaller and lighter, featuring electronic controls, and that have internal power sources allowing for cordless operation. Additional design priorities include developing units that feature low level of noise and low vibration, measures to restrain dust emissions and new safety systems. Still another priority is to design units that can be recycled to address environmental concerns. In order to respond quickly to customers needs, Makita is also placing an emphasis on shortening the time needed for new product development. To strengthen initiatives that reduce costs, Makita focused development activities on a more limited range of items and set objectives for developing models that use more standard parts.

New products developed in FY 2008 included rotary hammer, 10.8V Li-ion impact driver and other products. Makita also created a medium-to-long-term program on priority categories which includes gardening tools.
Makita has developed a battery recharging system that employs digital communication functions to provide information on the state of a battery’s charge. Through the use of this new system, the total volume of work can be increased substantially by enabling batteries to be used up to their capacity. In addition, Makita adopted lithium ion batteries, which doubles the total volume of work in comparison with the old typed batteries. Makita also developed an original battery verification system using the previously mentioned digital communication functions. Using this system, customers can check the state of charge of their batteries and Makita can provide customers with information on how to make their batteries last longer.
D. Trend information
With regard to the outlook for the future, there is still an uncertain outlook for the business environment in which Makita operates, due to concerns including the state of the global economy, such as the down-turn in the U.S. economy and the sub-prime loan problem, the uncertainty with respect to the Western European economy, the weak Japanese housing investment, fluctuations in exchange rates and the prices of oil and raw materials.
In the light of this outlook, Makita aims to improve performance by not only continuing efforts to increase its market share of the power tool market for professionals but also to expand its share of the air tools and gardening equipment markets. To achieve this, Makita is improving its global sales, and service framework and developing high-value-added products.
In the North American market, Makita entered into a sales agreement in March 2008 with Home Depot U.S.A., Inc. which is the largest home improvement chain in the U.S.
Makita’s goal is to continue to distribute its products through the home improvement channel which has a significant influence on the sales trend of electric power tools in the North American market and to consistently increase sales and raise awareness of Makita’s brand name.
Accordingly, Makita aims to meet its goals by solidifying a business partnership with Home Depot in the North American market, through which new and innovative Makita products will be distributed in the home improvement channel.
Makita will seek to strengthen its relationship with important specialty stores such as independent construction supply and hardware stores which carry Makita products and offer enhanced after-sales services.
E. Off-balance sheet arrangements
Makita did not have any off-balance sheet arrangements as of March 31, 2008 except for certain operating leases entered into in the ordinary course of business. See Note 15 to the accompanying consolidated financial statements.

F. Tabular disclosure of contractual obligations

		Japanese yen (millions)
		Expected payment date, year ending March 31,
	Total	2009	2010	2011	2012	2013	Thereafter
Capital lease	550	142	117	57	16	218	—
Interest expenses on capital lease	40	20	13	6	1	—	—
Operating lease	1,821	573	404	284	201	156	203
Unsecured loans from bank	500	—	—	—	500	—	—
Contributions to defined benefit plan	3,058	3,058	—	—	—	—	—
Purchase obligation	9,632	8,901	731	—	—	—	—

Total	¥15,601	¥12,694	¥1,265	¥347	¥718	¥374	¥203

		U.S. dollars (thousands)
		Expected payment date, year ending March 31,
	Total	2009	2010	2011	2012	2013	Thereafter
Capital lease	5,500	1,420	1,170	570	160	2,180	—
Interest expenses on capital lease	400	200	130	60	10	—	—
Operating lease	18,210	5,730	4,040	2,840	2,010	1,560	2,030
Unsecured loans from bank	5,000	—	—	—	5,000	—	—
Contributions to defined benefit plan	30,580	30,580	—	—	—	—	—
Purchase obligation	96,320	89,010	7,310	—	—	—	—

Total	$156,010	$126,940	$12,650	$3,470	$7,180	$3,740	$2,030

Note:	1.Determination of contributions to defined benefit plan after 2009 is not practicable.
2.The notional amount of derivative financial instruments that are expected to settle in FY 2009 is ¥26,519 million and their estimated fair value is ¥380 million at March 31, 2008. Please see note 17 to the consolidated financial statements for further information.
G. Safe harbor
All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects-Trend Information” and “-Tabular disclosure of contractual obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements” for additional information.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
The Directors and Statutory Auditors of the Company as of June 26, 2008 are as follows:
Masahiko Goto
Current Position: President, Representative Director since May 1989
Date of Birth: November 16, 1946
Director since: May 1984
Business Experience:
May 1984: Director, General Manager of General Planning Department
July 1987: Managing Director of Administration Headquarters
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
Business Experience:
June 1995: Director, Assistant General Manager of Domestic Sales Headquarters
June 1997: Director, General Manager of Domestic Sales Marketing Headquarters
June 2003: Managing Director, General Manager of Domestic Sales Marketing Headquarters
Yasuhiko Kanzaki
Current Position: Managing Director, General Manager of International Sales Headquarters (Europe Area) since
June 2007Date of Birth: July 9, 1946
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
Director since: June 2001
Business Experience:
March 1999: General Manager of Technical Administration Department
Shiro Hori
Current Position: Director, General Manager of Overseas Sales Headquarters (America, Asia, and
Oceania Area and International Administration) since September 2007
Date of Birth: February 24, 1948
Director since: June 2003
Business Experience:
April 1997: Assistant General Manager of Europe Sales Department
March 1999: General Manager of Europe Sales Department
June 2003: Director, General Manager of International Sales Headquarters: America Area and International Administration
Tadashi Asanuma
Current Position: Director, General Manager of Domestic Sales Marketing Headquarters: Tokyo Area
since July 2007
Date of Birth: January 4, 1949
Director since: June 2003
Business Experience:
April 1995: Manager of Saitama Branch Office
April 2001: General Manager of Osaka Sales Department
June 2003: Director, Assistant General Manager of Domestic Sales Marketing Headquarters: Osaka Area
Hisayoshi Niwa
Current Position: Director, General Manager of Quality Headquarters since April 2005
Date of Birth: February 24, 1949
Director since: June 2003
Business Experience:
April 1995: Assistant General Manager of Production Control Department
October 1999: General Manager of Production Control Department
June 2003: Director, General Manager of Quality Control Headquarters
Zenji Mashiko
Current Position: Director, General Manager of Domestic Sales Marketing Headquarters: Nagoya Area since July 2007
Date of Birth: May 28, 1949
Director since: June 2003
Business Experience:
April 1995: Manager of Tokyo Branch Office
June 2003: Director, Assistant General Manager of Domestic Sales Marketing Headquarters: Tokyo Area

Toshio Hyuga
Current Position: Director, General Manager of Domestic Sales Marketing Headquarters: Osaka Area
since July 2007
Date of Birth: March 14, 1948
Director since: June 2007
Business Experience:
April 1992: Manager of Takamatsu Branch Office
October 1997: Manager of Osaka Branch Office
Shinichiro Tomita
Current Position: Director, Assistant General Manager of Production Headquarters: China Plant since June 2007
Date of Birth: January 11, 1951
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
June 2007: President and Representative Director of JTEKT Corporation
Toshihito Yamazoe
Current Position: Standing Statutory Auditor since June 2008
Date of Birth: October 16, 1949
Statutory Auditor since: June 2008
Business Experience:
April 1999: Assistant General Manager of Asia and Oceania Sales Department of International Sales Headquarters
August 2000: President of Makita (China) Co., Ltd.
April 2006: General Manager of Europe Sales Department of International Sales Headquarters

Haruhito Hisatsune
Current Position: Outside Standing Statutory Auditor since June 2008
Date of Birth: February 7, 1947
Statutory Auditor since: June 2008
Business Experience:
May 1990: Manager of Government Securities Service Section of Operation Department of The Nippon Bank
May 1991: Officer of Examination Department of The Nippon Bank
April 1997: General Manager of Overseas Section of The Hekikai Shinkin Bank
January 2001: Managing Director of Business Center of The Hekikai Shinkin Bank
August 2003: Management Director and Corporate Officer, Director of Business Center
Masafumi Nakamura
Current Position: Outside Statutory Auditor since June 2007
Date of Birth: September 17, 1942
Outside Statutory Auditor since: June 2007
Business Experience:
May 1983: Representative partner of SAN-AI Audit Corporation
April 2001: Representative partner of Tohmatsu & Co.
January 2006: Representative partner of Masafumi NakamuraAccountancy Firm
April 2006: Associate professor in Graduate School of Business at Aichi Shukutoku University
June 2006: Outside Statutory Auditor for SUZUKEN CO., LTD.
June 2007: Outside Statutory Auditor for Taiyo Kagaku Co., Ltd.
Michiyuki Kondo
Current Position: Outside Statutory Auditor since June 2008
(Attorney-at-law, Kondo Michiyuki Law Firm)
Date of Birth: October 23, 1944
Outside Statutory Auditor since: June 2008
Business Experience:
April 1971: Attorney-at-law, Takasu Hiroo Law Firm
May 1977: Established Kondo Michiyuki Law Firm
May 2005: Outside Statutory Auditor for ELMO Co., Ltd.
The term of each director listed above expires in June 2009. The term of Mr. Masafumi Nakmura as Outside Statutory Auditor expires in June 2011. The terms of Mr. Toshihito Yamazoe as Statutory Auditor and of Mr. Haruhito Hisatsune and Michiyuki Kondo as Outside Statutory Auditor expire in June 2012.
There are no family relationships between any of the individuals named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Statutory Auditor.

B. Compensation
The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY 2008 to all Directors and Statutory Auditors, who served during FY 2008, totaled ¥348 million. Remuneration paid by the Company during FY 2007 to all Directors and Statutory Auditors, who served during FY 2007, totaled ¥266 million. Some of the fringe benefits provided by the Company to its employees in Japan, such as medical and dental service insurance and welfare pension insurance are also made available to Directors and Standing Statutory Auditors.
The Company had an unfunded retirement and termination allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount set aside as retirement allowances for Directors and Statutory Auditors was ¥501 million as of March 31, 2007 and was decreased to ¥468 million as of March 31, 2008. However, this Executive retirement and termination allowances program was abolished by the Annual General Meeting of Shareholders held on June 29, 2006, because the program featured minimal correlation with the Company’s results while presenting strong seniority-based elements. With regard to retirement and termination allowances accrued through that day, the retirement allowance will be paid to eligible executives upon their retirement.
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
The Company’s Articles of Incorporation provide for 15 or fewer Directors and 5 or fewer Statutory Auditors. All Directors and Statutory Auditors are elected at general meetings of shareholders. In general, the term of offices of Directors expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within two years from their election, and in the case of Statutory Auditors, within four years from their election; however, Directors and Statutory Auditors may serve any number of consecutive terms. With respect to each expiration date of the term of offices of current Directors and Statutory Auditors, see “A. Directors and senior management” of Item 6.A.
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
The Statutory Auditors of the Company are not required to be certified public accountants. However, at least half of the Statutory Auditors are required to be persons who have never been in the past a director, accounting counselor, corporate executive officer, general manager or any other employee of the Company or any of its subsidiaries.

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
Exemptions from certain NASDAQ Corporate Governance Rules
Pursuant to exemptions granted by the National Association of Securities Dealers Automated Quotations (the “NASDAQ”), the Company is permitted to follow certain corporate governance practices complying with Japanese laws, regulations, stock exchange rules, or generally accepted business practices in lieu of the NASDAQ rules on corporate governance (the “NASDAQ Rules”). Setting forth below are the corporate governance exemptions the Company currently receives from NASDAQ.
1. Directors: The Company is exempt from the NASDAQ requirement relating to directors that currently requires the Company’s Board of Directors to be comprised of a majority of independent directors. Unlike the NASDAQ Rules, the Company Law of Japan and related legislation do not require Japanese companies with boards of statutory auditors such as the Company to have any independent directors on its board of directors.
2. Audit Committee: The Company is relying on paragraph (C)(3) of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of statutory auditors, subject to certain requirements which continue to be applicable under Rule 10A-3. The Company is exempt from the NASDAQ requirement relating to audit committee that currently requires the Company to have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must be independent.

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
3. Meetings of Ordinary Shareholders: The Company is exempt from the quorum requirement of the NASDAQ, which currently requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3 percent of the outstanding shares of a company’s common voting stock. In keeping with the Company Law and generally accepted business practices in Japan, the Company’s Articles of Incorporation provide that except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights of all the shareholders represented at the meeting. The Company Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company Law and the Company’s Articles of Incorporation also provide that the quorum shall be one-third of the total number of voting rights of all the shareholders, and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required in order to amend the Company’s Articles of Incorporation and in certain other instances, including:
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

(11)	share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required.
D. Employees
The following table sets forth information about number of employees:

	As of March 31,
	2006	2007	2008
Categorized by Geographic Areas
Japan	3,038	3,007	3,206
China	2,325	2,443	3,190
U.S.A.	942	926	995
Overseas	5,591	6,055	7,230

Total	8,629	9,062	10,436

During FY 2008, the Company hired on average approximately 2,200 temporary employees in China, and approximately 510 temporary employees in Japan who were not entitled to retirement or certain other fringe benefits which regular full-time employees receive.
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
The Company’s employees are members of the labor union formed on September 13, 1947 that comprises, starting February 9, 1989, the Japanese Electrical Electronic & Information Union. As of March 31, 2008, there are 2,719 members of the labor union and Makita considers its relationship with the labor union to be good.
E. Share ownership
The total number of shares of the Company’s common stock owned by the Directors and Statutory Auditors as a group as of March 31, 2008 is as follows:

Identity of	Number of	Percentage of
Person or Group	Shares Owned	voting right
Directors and Statutory Auditors	2,123,335	1.48%
The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of March 31, 2008.

Name	Position	Number of shares
Masahiko Goto	President, Representative Director	1,976,543
Masami Tsuruta	Managing Director	17,522
Yasuhiko Kanzaki	Director	10,669
Kenichiro Nakai	Director	12,700
Tadayoshi Torii	Director	13,700
Tomoyasu Kato	Director	12,872
Shiro Hori	Director	10,313
Tadashi Asanuma	Director	5,700
Hisayoshi Niwa	Director	6,900
Zenji Mashiko	Director	6,700
Toshio Hyuga	Director	9,000
Tetsuhisa Kaneko	Director	5,500
Shinichiro Tomita	Director	2,900
Akio Kondo	Standing Statutory Auditor	6,700
Hiromichi Murase	Standing Statutory Auditor	4,910
Shoichi Hase	Outside Statutory Auditor	18,600
Holding shares by Board of directors		2,106
The shareholders listed above do not have voting rights that are different from other shareholders of the Company.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Except for Masahiko Goto holding 1.37% of the Company’s outstanding common stock as of March 31, 2008, none of the Company’s Directors and Statutory Auditors owns more than one percent of the Company’s Common Stock. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Securities and Exchange Law of Japan.
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
Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of the Company’s common stock as of March 31, 2008, indicated in the reports described below.

Name of Beneficial Owner	Number of Shares	Percentage
Japan Trustee Services Bank, Ltd. (Trust account)	10,695,200	7.44%
Master Trust Bank of Japan, Ltd. (Trust account)	7,767,200	5.40%
Based on information made publicly available on or after April 1, 2003, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

		Shares Owned		Number of	Shares Owned
	Date of	Prior to		Shares	After the
Name of Shareholder	Transaction	Transaction	Percentage	Changed	Transaction	Percentage
Nippon Life Insurance Company	April 30, 2004	—	—	—	7,601,503	5.14%
Barclays Global Investors, N.A.	June 30, 2004	—	—	—	7,855,003	5.31%
Silchester International Investors Limited	September 29, 2004	9,267,000	6.06%	1,212,000	10,479,000	7.08%
Goldman Sachs International	September 30, 2004	6,332,900	4.14%	2,567,079	8,899,979	6.01%
Barclays Global Investors, N.A.	December 31, 2004	7,855,003	5.31%	(293,559)	7,561,444	5.11%
Nippon Life Insurance Company	January 31, 2005	7,601,503	5.14%	(3,503,000)	4,098,503	2.77%
Silchester International Investors Limited	February 15, 2005	10,479,000	7.08%	(1,520,000)	8,959,000	6.05%
Barclays Global Investors, N.A.	March 31, 2005	7,561,444	5.11%	222,000	7,783,444	5.26%
Barclays Global Investors, N.A.	June 30, 2005	7,783,444	5.26%	(2,915,000)	4,868,444	3.29%
Silchester International Investors Limited	September 23, 2005	8,959,000	6.05%	(1,017,000)	7,942,000	5.37%
Goldman Sachs International	September 30, 2005	8,899,979	6.01%	1,591,162	10,491,141	7.08%
Mitsubishi UFJ Financial Group	October 31, 2005	—	—	—	8,164,923	5.52%
Goldman Sachs International	November 30, 2005	10,491,141	7.08%	(3,909,960)	6,581,181	4.45%
Silchester International Investors Limited	January 6, 2006	7,942,000	5.37%	(588,400)	7,353,600	4.97%

		Shares Owned		Number of	Shares Owned
	Date of	Prior to		Shares	After the
Name of Shareholder	Transaction	Transaction	Percentage	Changed	Transaction	Percentage
Mitsubishi UFJ Financial Group	January 31, 2006	8,164,923	5.52%	857,200	9,022,123	6.10%
Barclays Global Investors, N.A.	March 31, 2006	4,868,444	3.38%	4,161,108	9,029,552	6.27%
Mitsubishi UFJ Financial Group	April 30, 2006	9,022,123	6.10%	1,556,200	10,578,323	7.35%
Barclays Global Investors, N.A.	June 30, 2006	9,029,552	6.27%	(905,026)	8,124,526	5.64%
Mitsubishi UFJ Financial Group	July 31, 2006	10,578,323	7.35%	(625,100)	9,953,223	6.91%
Barclays Global Investors, N.A.	September 30, 2006	8,124,526	5.64%	(2,089,460)	6,035,066	4.19%
Nomura Asset Management	January 15, 2007	—	—	—	7,528,400	5.23%
Mitsubishi UFJ Financial Group	January 22, 2007	9,953,223	6.91%	(1,408,800)	8,544,423	5.93%
Mitsubishi UFJ Financial Group	April 14, 2008	8,544,423	5.93%	1,478,577	10,023,000	6.97%
As of March 31, 2008 the Company had 143,773,625, outstanding shares of common stock, excluding 235,135 shares of Treasury Stock. According to the Bank of New York, depositary for the Company’s ADSs, as of March 31, 2008, 2,562,744 shares of the Company’s common stock were held in the form of ADRs and there were 85 ADR holders of record in the United States. According to the Company’s register of shareholders and register of beneficial owners as of March 31, 2008, there were 13,952 holders of common stock of record worldwide and the number of record holders in the United States was 107.
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
B. Related party transactions
In 2007, Makita acquired all outstanding shares of Makita Numazu for approximately ¥2.7 billion in cash and 81,456 Makita shares. Makita sells and purchases products, materials, supplies and services to and from affiliated companies in the ordinary course of business.
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
8. Dividend Policy
Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 Japanese yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. In addition, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Makita continues to consider repurchases of its outstanding shares in light of trends in stock prices. The Company intends to retire treasury stock when necessary based on consideration of the balance of treasury stock and its capital policy.
Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.
According to this basic policy, the Company paid interim cash dividends in FY 2008 of ¥30.0 per share and ADS. The Company has declared a cash dividend of ¥67.0 per share and ADS, which was approved by the shareholders’ meeting held on June 26, 2008.
The following table sets forth cash dividends per share of Common Stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	In Japanese yen		In U.S. dollars
Fiscal year ended March 31	Interim	Year-end	Interim	Year-end
2003	9	9	0.07	0.07
2004	9	13	0.09	0.11
2005	11	36	0.10	0.34
2006	19	38	0.16	0.32
2007	19	55	0.16	0.47
2008	30	67	0.30	0.67
Note: Cash dividends in US dollars are based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

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

	Tokyo Stock Exchange Price		NASDAQ Price
	Per Share of Common Stock		Per American Depositary Share
	(Japanese Yen)		(U.S. dollars)
Fiscal year ended March 31,	High	Low	High	Low
2004	1,343	834	15.45	10.00
2005	2,115	1,315	20.27	12.00
2006	3,820	1,755	34.19	16.15
2007	4,630	2,995	39.00	26.03
2008	5,920	2,885	50.60	27.28

Quarterly
Fiscal year 2007
1 st quarter ended June 30, 2006	3,830	2,995	34.34	26.03
2 nd quarter ended September 30, 2006	3,830	3,210	33.16	27.56
3 rd quarter ended December 31, 2006	3,730	3,110	31.49	26.78
4 th quarter ended March 31, 2007	4,630	3,570	39.00	30.23

Fiscal year 2008
1 st quarter ended June 30, 2007	5,650	4,210	45.30	35.64
2 nd quarter ended September 30, 2007	5,820	4,030	47.44	35.20
3 rd quarter ended December 31, 2007	5,920	4,470	50.60	39.86

	Tokyo Stock Exchange Price		NASDAQ Price
	Per Share of Common Stock		Per American Depositary Share
	(Japanese Yen)		(U.S. dollars)
Fiscal year ended March 31,	High	Low	High	Low
4 th quarter ended March 31, 2008	4,510	2,885	42.13	27.28

Monthly
January 2008	4,510	3,340	42.13	31.38
February 2008	4,230	3,640	39.38	33.83
March 2008	3,870	2,885	35.90	27.28
April 2008	3,810	3,000	36.19	29.94
May 2008	4,440	3,600	42.47	36.03
June 2008	4,780	3,860	45.76	36.73
B. Plan of distribution
     Not applicable
C. Markets
     See Item 9.A.
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
A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. Currently, the effective date has not yet been determined but is expected to be January 5, 2009. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Common Stock of the Company, will be subject to the new central clearing system. On the same day, the Company will be deemed to become a company which shall not issue share certificates for its shares and all existing share certificates will become null and void. Thereafter, the transfer of such shares will be effected through entry in the records maintained under the new central clearing system. Only shares deposited with JASDEC will be immediately transferable under the new central clearing system. Upon the effective date, any requirement, reference and discussion relating to share certificates that are included in this section under “Common Stock” will no longer apply.

Authorized capital
Under the current Articles of Incorporation of the Company, the Company may only issue shares of Common Stock. Article 6 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 496,000,000 shares.
As of March 31, 2008, 144,008,760 shares of Common Stock were in issue.
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
Dividends from Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock held by each shareholder. A resolution of a general meeting of shareholders or Board of Directors authorizing a dividend from Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a dividend from Surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or, as the case may be, the Board of Directors, grant a right to the shareholders to require the Company to make such dividend in cash instead of in kind. If no such right is granted to shareholders, the relevant dividend from Surplus must be approved by a special shareholders resolution (see “Voting Rights” with respect to a “special shareholders resolution”).
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
If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Company Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by the Company, during the period which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements prepared by the Company must be audited by the Statutory Auditors and Accounting Auditors, as required by ordinances of the Ministry of Justice.
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
Voting rights
So long as the Company maintains the unit share system (see “—Unit share system” below; currently 100 shares of Common Stock constitute one unit), a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following 2 sentences. A corporate or certain other entity more than one-quarter of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to shares of Common Stock that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of shares of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights of all the shareholders represented at the meeting. The Company Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders of the Company holding voting rights. The Company’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.
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

Reporting of substantial shareholdings
The Financial Instruments and Exchange Law of Japan and regulations thereunder require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of the Ministry of Finance within 5 business days a report concerning such shareholdings.
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
C. Material contracts
In 2007, Makita acquired all outstanding shares of Makita Numazu for approximately ¥2.7 billion in cash and 81,456 Makita shares.
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

Foreign investors are:
•	individuals who are exchange non-residents;
•	corporations that are organized under the laws of foreign countries and areas or whose principal offices are located outside of Japan;
•	corporations of which 50 percent or more of their shares are held by individuals who are exchange non-residents and/or corporations (1) that are organized under the laws of foreign countries and areas or (2) whose principal offices are located outside of Japan; or
•	corporations a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.
In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding 100 million Japanese yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.
If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of the Company) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10 percent or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.
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
Japanese Taxation
The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporation without permanent establishments in Japan (“non-resident Holders”), who are holders of shares of Common Stock and of ADRs evidencing ADSs representing shares of Common Stock. Generally, a non-resident Holder, is subject to Japanese withholding tax on dividends paid by Japanese corporations, and the Company will withhold such tax prior to payment of dividends as required by Japanese law. Stock splits are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of Common Stock) to non-resident Holders other than any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2009, and (ii) 15 percent for dividends due and payable on or after April 1, 2009. As of the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland and 10 percent under the income tax treaties with the U.K. and the United States).
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
U.S. Federal Income Taxation
U.S. Holders
The following discussion is a summary of the principal U.S. federal income tax consequences to U.S. Holders that hold those shares or ADSs as capital assets (generally, for investment purposes).
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
Dividends paid by us will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
Under current law, dividends received on shares or ADSs of certain foreign corporations in taxable years beginning before January 1, 2011 by non-corporate U.S. investors may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. Dividends received by non-corporate U.S. Holders with respect to Common Stock or ADSs are expected to be eligible for these reduced rates of tax. U.S. Holders should consult their own tax advisors regarding the eligibility of such dividends for a reduced rate of tax.
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
To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of Common Stock or ADSs exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in those shares or ADSs, and thereafter as U.S. source capital gain.

Distributions of additional shares of Common Stock that are made to U.S. Holders with respect to their shares of Common Stock or ADSs and that are part of a pro rata distribution to all the Company’s shareholders generally will not be subject to U.S. federal income tax.
For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of Common Stock or ADSs will constitute income from sources outside the United States, will be passive category income or general category income and will be subject to various classifications and other limitations. Any Japanese withholding tax imposed in respect of a Company dividend may be claimed either as a credit against the U.S. federal income tax liability of a U.S. Holder or, if the U.S. Holder does not take a credit for any foreign taxes that year, as a deduction from that U.S. Holder’s taxable income. Special rules will generally apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:
•	has held shares of Common Stock or ADSs for less than a specified minimum period, or

•	is obligated to make payments related to our dividends,
will not be allowed a foreign tax credit for foreign taxes imposed on our dividends. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances, and accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The Internal Revenue Service (“the IRS”) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, U.S. Holders should be aware that the discussion above regarding the creditability of Japanese withholding tax on dividends could be affected by future actions that may be taken by the IRS.
Taxation of Capital Gains and Losses
In general, upon a sale or other taxable disposition of shares of Common Stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sales or other taxable disposition and the U.S. Holder’s adjusted tax basis in those Common Stock or ADSs. A U.S. Holder generally will have an adjusted tax basis in a share of Common Stock or an ADS equal to its U.S. dollar cost. In general, subject to the passive foreign investment company rules discussed below, such gain or loss recognized on a sale or other taxable disposition of shares of Common Stock or ADSs will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Non-corporate U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. Under U.S. federal tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other taxable disposition of shares of Common Stock or ADSs generally will be treated as derived from U.S. sources for U.S. foreign tax credit purposes.
Deposits and withdrawals of Common Stock in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Companies
A non-U.S. corporation generally will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is passive income or (2) on average, at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interests, royalties, rents and gains from commodities and securities transaction. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation assets (including goodwill) and the composition of its income.
Based on current estimates of our income and assets, we do not believe that we are, for U.S. federal income tax purposes, a PFIC and we intend to continue our operations in such a manner that it is highly unlikely that we would become a PFIC in the future. However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and the portion of our income that is characterized as passive under the PFIC rules. If we become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its shares of Common Stock or ADSs, any gain realized on a sale or other taxable disposition of shares of Common Stock or ADSs and certain “excess distributions” (generally distributions in excess of 125 percent of the average distribution over a three-year period, or, if shorter, the holding period for the shares of Common Stock or ADSs) would be treated as realized ratably over the U.S. Holder’s holding period for the shares of Common Stock or ADSs; amounts allocated to prior years while we are a PFIC would be taxed at the highest tax rate in effect for each such year, and an additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Amounts allocated to the year of sale or distribution and to any year before we became a PFIC would be taxed as ordinary income in the year of sale or distribution. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year.
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
Non-U.S. Holders
The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of shares of Common Stock or ADSs that are neither U.S. Holders nor partnerships, nor entities taxable as partnerships, for U.S. federal income tax purposes (“Non-U.S. Holders”).
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
Income that is effectively connected with a U.S. trade or business of a Non-U.S. Holder (and, if an applicable income tax treaty applicable income tax treaty applies, is attributable to a U.S. permanent establishment or a fixed base of such Non-U.S. Holder) generally wil be taxed in the same manner as the income of a U.S. Holder. In addition, under certain circumstances, any effectively connected earnings and profits realized by a corporate Non-U.S. Holder may be subject to additional “branch profits tax” at the rate of 30% or at a lower rate that may be prescribed by an applicable income tax treaty.
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
Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment may be allowed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS.
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
Equity and Debt Securities Price Risk
Makita classified investments of debt securities for current operations as marketable securities within current assets. Other investments are classified as investment securities as a part of investments and other assets in the consolidated balance sheets. Makita does not hold marketable securities and investment securities for trading purposes. The fair value of certain of these investments expose Makita to equity price risks. These investments are subject to changes in the market prices of the securities. The maturities and fair values of such marketable securities and investment securities at March 31, 2007 and 2008 were as follows:

	Japanese yen (millions)				U.S. dollars (thousands)
	2007		2008		2008
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

Due within one year	¥6,323	¥6,322	¥2,599	¥2,599	$25,990	$25,990
Due after one year through five years	2,203	2,195	2,677	2,675	26,770	26,750
Due after five years	5,921	5,822	2,950	2,881	29,500	28,810
Indefinite periods	42,697	42,697	40,735	40,735	407,350	407,350
Equity securities	28,352	28,352	18,516	18,516	185,160	185,160

	¥85,496	¥85,388	¥67,477	¥67,406	$674,770	$674,060

Foreign Exchange Risk
Makita’s international operations and indebtedness denominated in foreign currencies expose Makita to the risk of fluctuation in foreign currency exchange rates. To manage this exposure, Makita enters into certain foreign exchange contracts with respect to a part of such international operations and indebtedness. The following table provides information about Makita’s major derivative financial instruments related to foreign currency transactions as of March 31, 2007 and March 31, 2008. Figures are translated into Japanese yen at the rates prevailing at March 31, 2007 and March 31, 2008, together with the relevant weighted average contractual exchange rates at March 31, 2008. All of the foreign exchange contracts listed in the following table have contractual maturities in FY 2008 and 2009.

	Japanese yen (millions) (except average contractual rates)						U.S. dollars (thousands)
	2007			2008			2008
			Average			Average
	Contract		contractual	Contract		contractual	Contract
	amounts	Fair Value	rates	amounts	Fair Value	rates	Amounts	Fair Value

Foreign currency contracts;
U.S.$/yen	¥3,107	¥2	¥117.50	¥4,614	¥155	¥103.32	$46,140	$1,550
euro/yen	5,387	(60)	115.15	5,816	(37)	156.63	58,160	(370)
A$/yen	343	(8)	92.69	418	7	92.83	4,180	70
STG/yen	58	—	230.96	228	10	206.88	2,280	100
euro/STG	1,579	(1)	—	3,804	(108)	—	38,040	(1,080)
US$/EUR	1,794	(13)	—	1,288	(36)	—	12,880	(360)
Other	811	(20)	—	450	4	—	4,500	40

Total	¥13,079	¥(100)		¥16,618	¥(5)		$166,180	$(50)

Foreign currency swaps:
U.S.$/yen	¥2,853	¥(30)	¥117.53	¥7,840	¥353	¥105.94	$78,400	$3,530
euro/yen	3,289	(20)	156.64	1,860	32	161.73	18,600	320
A$/yen	191	—	95.25	—	—		—	—
SFr./yen	191	(3)	95.56	201	—	100.35	2,010	—

Total	¥6,524	¥(53)		¥9,901	¥385		$99,010	$3,850

Options purchased to sell foreign currencies:
U.S.$/yen	¥233	¥2	¥116.38	¥202	¥7	¥101.23	$2,020	$70
euro/yen	1,518	5	151.80	—	—		—	—

Total	¥1,751	¥7		¥202	¥7		$2,020	$70

Options written to buy foreign currencies:
U.S.$/yen	¥239	¥(1)	¥119.15	¥208	¥(2)	¥103.99	$2,080	$(20)
euro/yen	1,569	(18)	156.92	—	—		—	—

Total	¥1,808	¥(19)		¥208	¥(2)		$2,080	$(20)

Item 12. Description of Securities Other than Equity Securities
     Not applicable
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None
Item 15. Controls and Procedures
A. Disclosure controls and procedures
Makita performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the FY 2008. Disclosure controls and procedures (as such term is defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended the “Exchange Act”) are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Makita files under the Exchange Act is accumulated and communicated to its management including the Chief Executive Officer and the Principal Accounting and Financial Officer, to allow timely decisions regarding required disclosure.
The Company’s disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Masahiko Goto, Makita’s Chief Executive Officer, President and Representative Director and Kenichiro Nakai, Makita’s Chief Financial Officer and Director. Makita’s disclosure, controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Masahiko Goto and Kenichiro Nakai have concluded that Makita’s disclosure controls and procedures are effective.
B. Management’s annual report on internal control over financial reporting
Makita’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Makita’s management evaluated the effectiveness of internal control over financial reporting as of March 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
Based on its assessment, management concluded that, as of March 31, 2008, Makita’s internal control over financial reporting was effective based on the COSO criteria.
C. Attestation report of the registered public accounting firm
Makita’s independent registered public accounting firm, KPMG AZSA & CO. has issued an audit report on internal control over financial reporting, which is included herein.
D. Changes in internal control over financial reporting
Not applicable

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
of Makita Corporation:
We have audited Makita Corporation’s (a Japanese corporation) internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on Makita Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Makita Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Makita Corporation and its subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2008, expressed in Japanese yen, and our report dated July 10, 2008 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG AZSA & Co.
Tokyo, Japan
July 10, 2008

Item 16A. Audit Committee Financial Expert
Makita’s Board of Directors has determined that Masafumi Nakamura is qualified for an “audit committee financial expert” as defined by the rules of the SEC. Mr. Nakamura is independent, as that term is defined in the listing standards of Nasdaq applicable to the Company, and has a track record as a Certified Public Accountant from 1980. Mr.Nakamura started his career at the Deloitte Haskins & Sells accountant’s office (the present Deloitte Touche audit corporation) in January 1969. Thereafter Mr.Nakamura established the SAN-AI audit corporation in May 1983 and was inaugurated as the representative partner. The SAN-AI audit corporation was merged with the Tohmatsu & Co. which is a member of the Deloitte Touche in 2001. Mr.Nakamura served a representative partner of Tohmatsu & Co.from 2001 to 2005. See Item 6.A. for additional information regarding Mr. Nakamura.
Item 16B. Code of Ethics
On May 20, 2003, Makita adopted a code of ethics. On March 17, 2004, Makita amended the code of ethics to: (1) ensure the protection of individuals who report questionable behavior to our board of statutory auditors and (ii) clarify that waivers to its code of ethics for employees must be requested in writing to our board of statutory auditors and for executive officers, directors and statutory auditors can only be granted by the board of directors, only if truly necessary and warranted, and must be promptly disclosed to shareholders. Makita’s code of ethics is publicly available on Makita’s web site at www.makita.co.jp/global/company/governance01.html. If Makita makes any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of this code to the directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, Makita will disclose the nature of such amendment or waiver on the Company’s website.
Item 16C. Principal Accountant Fees and Services
KPMG AZSA & Co. have served as our independent public accountants for each of the financial years in the three-year period ended March 31, 2008, for which audited financial statements appear in this annual report on Form 20-F.
The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA & Co. and the various member firms of KPMG International, a Swiss Cooperative to Makita in fiscal 2008 and fiscal 2007:

	Japanese yen (millions)
	2007	2008
Audit Fees (1)	¥824	738
Audit- related Fees (2)	6	5
Tax Fees (3)	86	80
All Other Fees (4)	25	10

Total	¥941	¥833

(1)	Audit Fees consist of fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for the audit of Makita’s annual or interim financial statements and services that are normally provided by the Independent Registered Public Accounting Firm in connection with statutory and regulatory filings or engagement. Audit fees for fiscal 2008 include the part that has not yet been agreed by Makita, which amount to ¥132 million.

(2)	Audit-related Fees consist of fees billed for assurance and related services by the Independent Registered Public Accounting Firm that are reasonably related to employee benefit plan audits, and consultation concerning financial accounting and reporting standards.

(3)	Tax Fees include fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for tax compliance and transfer pricing documentation.

(4)	All Other Fees comprise fees for all other services not included in any of other categories noted above.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out all purchases of common stock of the Company by the Company during the fiscal year ended March 31, 2008. The Company did not resolve any repurchase plan or program by the board of directors or Annual General Meeting of Shareholders, therefore, there is no publicly announced plan or program regarding repurchase of common stock. The reason for these repurchases of common stock is the purchase requests of holders of shares of common stock constituting less than one full unit in accordance with the provisions of the Share Handling Regulations of the Company.

	Total Number of	Average Price Paid
	Shares Purchased	per Share
Period	(shares)	(JPY)
April, 2007	1,090	4,393
May, 2007	655	4,810
June, 2007	609	5,221
July, 2007	2,757	5,493
August, 2007	758	5,038
September, 2007	559	4,401
October, 2007	1,248	5,201
November, 2007	894	5,420
December, 2007	862	4,747
January, 2008	390	3,954
February, 2008	141	4,040
March, 2008	356	3,644

Total Number of Shares Purchased and Average Price Paid per Share	10,319	4,979

Issue to be stated
The Company executed repurchase of its common stock in May 2008 in accordance with the resolution by the board of directors on April 30, 2008 as follows:

The number of its common stock repurchased	3,000,000 shares
Average price paid per share	JPY 3,974

PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
The following financial statements are filed as part of this annual report on Form 20-F.
Item 19. Exhibits

1.1	Articles of Incorporation, as amended and effective as of June 29, 2006 (English translation), incorporated by reference from Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

1.2	Regulations of Board of Directors, as amended and effective as of June 29, 2006 (English translation), incorporated by reference from Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

1.3	The Share Handling Regulations, as amended and effective as of October 1, 2007 (English translation).

1.4	Regulations of Board of Statutory Auditors effective as of July 7, 2006 (English translation), incorporated by reference from Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

12.1	302 Certification of President and Representative Director

12.2	302 Certification of Director, General Manager of Administration Headquarters

13.1	906 Certifications of President and Representative Director and Director, General Manager of Administration Headquarters

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAKITA CORPORATION
By:	/s/ Masahiko Goto
Name:	Masahiko Goto
Title:	President and Representative Director

Date: July 10, 2008

Makita Corporation and Consolidated Subsidiaries
(All schedules not listed above have been omitted because they are not applicable, or are not required, or the information has been otherwise supplied in the consolidated financial statements.)

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Makita Corporation:
We have audited the accompanying consolidated balance sheets of Makita Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2008, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and its subsidiaries as of March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Makita Corporation’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 10, 2008 expressed an unqualified opinion on the effectiveness of Makita Corporation’s internal control over financial reporting.
The accompanying consolidated financial statements as of and for the year ended March 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 4 to the consolidated financial statements.
/s/ KPMG AZSA & Co.
Tokyo, Japan
July 10, 2008

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2007 AND 2008
A S S E T S

	Yen		U.S. dollars
	(millions)		(thousands)
	2007	2008	2008
CURRENT ASSETS:
Cash and cash equivalents	¥37,128	¥46,306	$463,060
Time deposits	6,866	2,393	23,930
Marketable securities	58,217	49,443	494,430
Trade receivables-
Notes	3,125	2,950	29,500
Accounts	54,189	60,234	602,340
Less- Allowance for doubtful receivables	(869)	(1,018)	(10,180)
Inventories	92,800	112,187	1,121,870
Deferred income taxes	5,080	6,478	64,780
Prepaid expenses and other current assets	9,963	11,382	113,820

Total current assets	266,499	290,355	2,903,550

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land	16,732	18,370	183,700
Buildings and improvements	57,242	64,268	642,680
Machinery and equipment	74,087	75,651	756,510
Construction in progress	5,576	2,765	27,650

	153,637	161,054	1,610,540
Less- Accumulated depreciation	(90,257)	(91,996)	(919,960)

	63,380	69,058	690,580

INVESTMENTS AND OTHER ASSETS:
Investment securities	27,279	18,034	180,340
Goodwill	764	2,001	20,010
Other intangible assets, net	1,527	2,240	22,400
Deferred income taxes	1,367	1,826	18,260
Other assets	7,678	2,953	29,530

	38,615	27,054	270,540

	¥368,494	¥386,467	$3,864,670

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2007 AND 2008
LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen		U.S. dollars
	(millions)		(thousands)
	2007	2008	2008
CURRENT LIABILITIES:
Short-term borrowings	¥1,892	¥1,724	$17,240
Trade notes and accounts payable	16,025	23,372	233,720
Other payables	6,556	5,640	56,400
Accrued expenses	6,714	7,982	79,820
Accrued payroll	8,571	8,096	80,960
Income taxes payable	10,447	7,518	75,180
Deferred income taxes	28	58	580
Other liabilities	4,083	5,266	52,660

Total current liabilities	54,316	59,656	596,560

LONG-TERM LIABILITIES:
Long-term indebtedness	53	908	9,080
Accrued retirement and termination benefits	3,227	3,716	37,160
Deferred income taxes	4,976	1,215	12,150
Other liabilities	1,112	1,958	19,580

	9,368	7,797	77,970

MINORITY INTERESTS	2,135	2,516	25,160

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)
SHAREHOLDERS’ EQUITY:
Common stock,
Authorized - 496,000,000 shares in 2007
496,000,000 shares in 2008
Issued and outstanding
- 144,008,760 shares and 143,701,279 shares, respectively in 2007
144,008,760 shares and 143,773,625 shares, respectively in 2008	23,805	23,805	238,050
Additional paid-in capital	45,437	45,753	457,530
Legal reserve	5,669	5,669	56,690
Retained earnings	215,365	249,191	2,491,910
Accumulated other comprehensive income (loss)	12,697	(7,657)	(76,570)
Treasury stock, at cost: - 307,481 shares in 2007
235,135 shares in 2008	(298)	(263)	(2,630)

	302,675	316,498	3,164,980

	¥368,494	¥386,467	$3,864,670

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	Yen			U.S. dollars
	(millions)			(thousands)
	2006	2007	2008	2008
NET SALES	¥229,075	¥279,933	¥342,577	$3,425,770
Cost of sales	132,897	163,909	199,220	1,992,200

GROSS PROFIT	96,178	116,024	143,357	1,433,570
Selling, general and administrative expenses	58,726	66,802	76,198	761,980
Losses (gains) on disposals or sales of property, plant and equipment, net	(8,326)	(249)	128	1,280
Impairment of long-lived assets	–	1,295	–	–

OPERATING INCOME	45,778	48,176	67,031	670,310

OTHER INCOME (EXPENSES):
Interest and dividend income	1,301	1,364	2,092	20,920
Interest expenses	(364)	(316)	(269)	(2,690)
Exchange gains (losses) on foreign currency transactions, net	(258)	(418)	(1,233)	(12,330)
Realized gains (losses) on securities, net	2,918	918	(1,384)	(13,840)
Other, net	(232)	(401)	(466)	(4,660)

Total	3,365	1,147	(1,260)	(12,600)

INCOME BEFORE INCOME TAXES	49,143	49,323	65,771	657,710

PROVISION FOR INCOME TAXES:
Current	9,365	16,486	19,148	191,480
Deferred	(633)	(4,134)	580	5,800

Total	8,732	12,352	19,728	197,280

NET INCOME	¥40,411	¥36,971	¥46,043	$460,430

	Yen			U.S. dollars

	2006	2007	2008	2008
PER SHARE OF COMMON STOCK AND ADS:
Earnings per share:
Basic	¥281.1	¥257.3	¥320.3	$3.20
Cash dividends paid for the year	55.0	57.0	85.0	0.85
The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	Yen			U.S. dollars
	(millions)			(thousands)
	2006	2007	2008	2008
COMMON STOCK:
Beginning balance	¥23,805	¥23,805	¥23,805	$238,050

Ending balance	¥23,805	¥23,805	¥23,805	$238,050

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	¥45,430	¥45,437	¥45,437	$454,370
Disposal of treasury stock	7	–	316	3,160

Ending balance	¥45,437	¥45,437	¥45,753	$457,530

LEGAL RESERVE:
Beginning balance	¥5,669	¥5,669	¥5,669	$56,690

Ending balance	¥5,669	¥5,669	¥5,669	$56,690

RETAINED EARNINGS:
Beginning balance	¥157,502	¥186,586	¥215,365	$2,153,650
Net income	40,411	36,971	46,043	460,430
Cash dividends	(7,907)	(8,192)	(12,217)	(122,170)
Retirement of treasury stock	(3,420)	–	–	–

Ending balance	¥186,586	¥215,365	¥249,191	$2,491,910

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Beginning balance	¥(9,249)	¥5,345	¥12,697	$126,970
Other comprehensive income (loss) for the year	14,594	7,515	(20,354)	(203,540)
Adjustment to initially apply SFAS No.158, net of tax	–	(163)	–	–

Ending balance	¥5,345	¥12,697	¥(7,657)	$(76,570)

TREASURY STOCK:
Beginning balance	¥(3,517)	¥(258)	¥(298)	$(2,980)
Purchases	(164)	(40)	(51)	(510)
Disposal	3,423	–	86	860

Ending balance	¥(258)	¥(298)	¥(263)	$(2,630)

DISCLOSURE OF COMPREHENSIVE INCOME:
Net income for the year	¥40,411	¥36,971	¥46,043	$460,430
Other comprehensive income (loss) for the year	14,594	7,515	(20,354)	(203,540)

Total comprehensive income for the year	¥55,005	¥44,486	¥25,689	$256,890

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	Yen			U.S. dollars
	(millions)			(thousands)
	2006	2007	2008	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥40,411	¥36,971	¥46,043	$460,430
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	5,922	8,773	8,871	88,710
Provision for deferred income taxes	(633)	(4,134)	580	5,800
Realized losses (gains) on securities, net	(2,918)	(918)	1,384	13,840
Losses (gains) on disposals or sales of property, plant and equipment, net	(8,326)	(249)	128	1,280
Impairment of long-lived assets	–	1,295	–	–
Changes in assets and liabilities-
Trade receivables	(5,011)	(6,398)	(6,463)	(64,630)
Inventories	(8,646)	(7,979)	(22,499)	(224,990)
Trade notes and accounts payable and accrued expenses	5,121	4,055	6,896	68,960
Income taxes payable	272	2,198	(3,357)	(33,570)
Accrued retirement and termination benefits	(346)	(1,702)	(2,053)	(20,530)
Other, net	(779)	448	(255)	(2,550)

Net cash provided by operating activities	25,067	32,360	29,275	292,750

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(11,383)	(12,980)	(15,036)	(150,360)
Purchases of available-for-sale securities	(19,449)	(26,798)	(19,944)	(199,440)
Purchases of held-to-maturity securities	(1,799)	(499)	(996)	(9,960)
Proceeds from sales of available-for-sale securities	16,750	6,635	4,382	43,820
Proceeds from maturities of available-for-sale securities	17,400	10,476	21,030	210,300
Proceeds from maturities of held-to-maturity securities	200	1,500	1,300	13,000
Proceeds from sales of property, plant and equipment	1,012	739	1,812	18,120
Decrease (increase) in time deposits	6,514	(5,035)	4,231	42,310
Cash paid for acquisition of business, net of cash acquired	(1,204)	(649)	(2,034)	(20,340)
Other, net	(386)	(665)	747	7,470

Net cash provided by (used in) investing activities	7,655	(27,276)	(4,508)	(45,080)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings	1,073	135	(1,279)	(12,790)
Repayment of long-term indebtedness	(6,150)	–	–	–
Repayment of club members’ deposits	(6,375)	–	–	–
Purchases of treasury stock, net	(154)	(40)	(47)	(470)
Cash dividends paid	(7,907)	(8,192)	(12,217)	(122,170)
Other, net	(35)	(210)	(272)	(2,720)

Net cash used in financing activities	(19,548)	(8,307)	(13,815)	(138,150)

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	Yen			U.S. dollars
	(millions)			(thousands)
	2006	2007	2008	2008
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	¥496	¥1,297	¥(1,774)	$(17,740)

NET CHANGE IN CASH AND CASH EQUIVALENTS	13,670	(1,926)	9,178	91,780
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,384	39,054	37,128	371,280

CASH AND CASH EQUIVALENTS, END OF YEAR	¥39,054	¥37,128	¥46,306	$463,060

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for-
Interest	¥458	¥316	¥269	$2,690
Income taxes	9,093	14,289	22,505	225,050

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Amount due seller in connection with business acquisition	¥649	¥–	¥–	$–
Release from obligation for club members’ deposits	6,461	–	–	–
Reduction of short-term borrowings and long-term indebtedness by disposal of a subsidiary	2,177	–	–	–
Delivery of treasury stock in connection with the share exchange	–	–	397	3,970
The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	DESCRIPTION OF BUSINESS

Makita Corporation (the “Company”) is a recognized leader in the manufacture and sale of power tools. The Company and its consolidated subsidiaries’ main products include drills, rotary hammers, demolition hammers, grinders and cordless impact drivers. The Company and its consolidated subsidiaries (collectively “Makita”) also manufacture and sell pneumatic tools and garden tools.

Domestic sales in Japan are made by the Company, while overseas sales are made almost entirely through sales subsidiaries and distributors under the Makita or Maktec brand name. Approximately 84.8% of consolidated net sales for the year ended March 31, 2008, were generated from customers outside Japan, with 46.8% from Europe, 16.5% from North America and 21.5% from Asia and other areas.

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

The accompanying consolidated financial statements include the accounts of the Company, all of its majority owned subsidiaries and those variable interest entities where Makita is the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant inter-company balances and transactions have been eliminated in consolidation. Makita did not have any consolidated variable interest entities as set out in FIN 46R for any of the periods presented herein.

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

(c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

(d)	Marketable and Investment Securities

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

Depreciation expense for the years ended March 31, 2006, 2007 and 2008 amounted to ¥5,710 million, ¥8,495 million and ¥8,519 million ($85,190 thousand), respectively, which included amortization of capitalized lease equipment.

Certain leased buildings, improvements, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2007 and 2008, was as follows:

	Yen		U.S. dollars
	(millions)		(thousands)
	2007	2008	2008
Aggregate cost	¥348	986	9,860
Accumulated amortization	220	437	4,370

(h)	Goodwill and Other Intangible Assets

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

Liabilities for environmental remediation and other environmental costs, if any, are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values unless the amount and timing of such payments are determinable.

(j)	Research and Development Costs and Advertising Costs

Research and development costs, included in selling, general and administrative expenses in the consolidated statements of income, are expensed as incurred and totaled ¥4,826 million, ¥5,460 million and ¥5,922 million ($59,220 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

Advertising costs are also expensed as incurred and totaled ¥5,138 million, ¥6,002 million and ¥6,860 million ($68,600 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

(k)	Shipping and Handling Costs

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income. Shipping and handling costs were ¥6,774 million, ¥7,637 million and ¥9,882 million ($98,820 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

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

Makita also adopted FASB Interpretation No. 48(FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” on April 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN48 requires that the tax effects of a position be recognized only when it is more likely than not to be sustained upon examination. Makita classifies penalties and interest related to unrecognized tax benefits in income taxes, if any, in provision for income taxes.

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

Effective March 31, 2007, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS No.158 requires, among other things, the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans and postemployment benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive income in shareholders’ equity. Additional minimum pension liabilities (“AML”) and related intangible assets are also derecognized upon adoption of the new standard. .

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

Makita conforms to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Makita recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and on the type of hedging relationship.

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

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 has been subsequently amended by FASB Staff Position FAS157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FASB Staff Position FAS157-2, “Effective Date of FASB Statement No. 157.” SFAS No. 157, as amended, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for instruments within its scope. SFAS No. 157, as amended, is effective from the fiscal period beginning after November 15, 2007, except for items that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually), for which it is effective from the fiscal period beginning after November 15, 2008. SFAS No. 157, as amended, is required to be adopted by Makita in the fiscal year beginning April 1, 2008. Makita does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”, which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings. SFAS No 159 is effective for fiscal periods beginning after November 15, 2007 and is required to be adopted by Makita, in the fiscal year beginning April 1, 2008. Makita does not expect the adoption of SFAS No. 159 will have a material impact on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, and No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These statements aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008 and are required to be adopted by Makita, in the fiscal year beginning April 1, 2009. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liability assumed in a transaction at the acquisition date at fair value with limited exceptions. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests (minority interests) as equity in the consolidated financial statements and separates from the parent’s equity. The amount of net income attributable to noncontrolling interests will be included in consolidated net income on the face of the consolidated income statement. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Makita is currently evaluating the effect that the adoption of these statements will have on its consolidated financial statements.

(u)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2008.
4.	TRANSLATION OF FINANCIAL STATEMENTS

Solely for the convenience of readers, the accompanying consolidated financial statement amounts for the year ended March 31, 2008, are also presented in U.S. dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥100 to US$1 at March 31, 2008. This translation should not be construed as a representation that the amounts shown could be or could have been converted into U.S. dollars at the rate indicated.

5.	INVENTORIES

Inventories as of March 31, 2007 and 2008 comprised the following:

	Yen		U.S. dollars
	(millions)		(thousands)
	2007	2008	2008
Finished goods	¥75,859	¥92,053	$920,530
Work in process	2,308	2,607	26,070
Raw materials	14,633	17,527	175,270

	¥92,800	¥112,187	$1,121,870

6.	IMPAIRMENT OF LONG LIVED ASSETS

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

During the year ended March 31, 2007, Makita decided to transfer the manufacturing business (stationary woodworking machines) of its consolidated subsidiary, Makita Ichinomiya Corporation, to Makita’s Okazaki plant in order to streamline the production function in Japan no later than December 2007. Following the transfer in 2008, Makita planed to dispose of the facility. As a result of this decision, Makita performed an impairment assessment pursuant to the provisions of SFAS No. 144 and estimated the carrying amount of the facility would not be recovered by the future cash flows. Consequently, Makita recorded an impairment charge totaling ¥1,295 million for the year ended March 31, 2007. The fair value of the related assets was determined by independent third party appraisal considering the estimated net cash flows from the sale to a third party purchaser.

7. MARKETABLE SECURITIES AND INVESTMENT SECURITIES
Marketable securities and investment securities consisted of available-for-sale securities and held-to-maturity securities.
The cost, gross unrealized holding gains and losses, fair value and carrying amount for such securities by major security type as of March 31, 2007 and 2008, were as follows:

	Yen (millions)
		Gross Unrealized
		Holding
					Carrying
As of March 31, 2007	Cost	Gains	Losses	Fair value	Amount
Available-for-sale:
Marketable securities:
Japanese and foreign government debt securities	¥1	¥–	¥–	¥1	¥1
Corporate and bank debt securities	6,437	10	1	6,446	6,446
Investments in trusts	45,115	2,025	64	47,076	47,076
Marketable equity securities	1,481	1,914	–	3,395	3,395

	¥53,034	¥3,949	¥65	¥56,918	¥56,918

Investment securities:
Investments in trusts	¥720	¥264	¥12	¥972	¥972
Marketable equity securities	10,546	13,856	12	24,390	24,390
Non-marketable equity securities (carried at cost)	567	–	–	567	567

	¥11,833	¥14,120	¥24	¥25,929	¥25,929

Held-to-maturity:
Marketable securities:
Japanese government debt securities	¥299	¥–	¥–	¥299	¥299
Japanese corporate debt securities	1,000	–	1	999	1,000

	¥1,299	¥–	¥1	¥1,298	¥1,299

Investment securities:
Japanese corporate debt securities	¥1,350	¥–	¥107	¥1,243	¥1,350

	¥1,350	¥–	¥107	¥1,243	¥1,350

Total marketable securities	¥54,333	¥3,949	¥66	¥58,216	¥58,217

Total investment securities	¥13,183	¥14,120	¥131	¥27,172	¥27,279

	Yen (millions)
		Gross Unrealized
		Holding
					Carrying
As of March 31, 2008	Cost	Gains	Losses	Fair value	Amount
Available-for-sale:
Marketable securities:
Foreign government debt securities	¥1	¥–	¥–	¥1	¥1
Corporate and bank debt securities	3,410	83	–	3,493	3,493
Investments in trusts	42,563	991	616	42,938	42,938
Marketable equity securities	1,473	941	2	2,412	2,412

	¥47,447	¥2,015	¥618	¥48,844	¥48,844

Investment securities:
Investments in trusts	¥184	¥4	¥6	¥182	¥182
Marketable equity securities	9,662	5,977	107	15,532	15,532
Non-marketable equity securities (carried at cost)	572	–	–	572	572

	¥10,418	¥5,981	¥113	¥16,286	¥16,286

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	¥599	¥–	¥–	¥599	¥599

	¥599	¥–	¥–	¥599	¥599

Investment securities:
Japanese corporate debt securities	¥1,748	¥–	¥71	¥1,677	¥1,748

	¥1,748	¥–	¥71	¥1,677	¥1,748

Total marketable securities	¥48,046	¥2,015	¥618	¥49,443	¥49,443

Total investment securities	¥12,166	¥5,981	¥184	¥17,963	¥18,034

	U.S. dollars (thousands)
		Gross Unrealized
		Holding
					Carrying
As of March 31, 2008	Cost	Gains	Losses	Fair value	Amount
Available-for-sale:
Marketable securities:
Foreign government debt securities	$10	$–	$–	$10	$10
Corporate and bank debt securities	34,100	830	–	34,930	34,930
Investments in trusts	425,630	9,910	6,160	429,380	429,380
Marketable equity securities	14,730	9,410	20	24,120	24,120

	$474,470	$20,150	$6,180	$488,440	$488,440

Investment securities:
Investments in trusts	$1,840	$40	$60	$1,820	$1,820
Marketable equity securities	96,620	59,770	1,070	155,320	155,320
Non-marketable equity securities (carried at cost)	5,720	–	–	5,720	5,720

	$104,180	$59,810	$1,130	$162,860	$162,860

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	$5,990	$–	$–	$5,990	$5,990

	$5,990	$–	$–	$5,990	$5,990

Investment securities:
Japanese corporate debt securities	$17,480	$–	$710	$16,770	$17,480

	$17,480	$–	$710	$16,770	$17,480

Total marketable securities	$480,460	$20,150	$6,180	$494,430	$494,430

Total investment securities	$121,660	$59,810	$1,840	$179,630	$180,340

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by the fund managers of the trust banks. As of March 31, 2007 and 2008, each fund consisted of marketable equity securities and interest-bearing bonds. Non-marketable equity securities are carried at cost and reviewed periodically for impairment. The fair value of the non-marketable equity securities is not readily determinable.

The following table shows our investments’ gross unrealized holding losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2008. The securities that are held to maturity each have a strong credit rating and Makita has both the intent and ability to hold such investments to maturity; therefore, Makita believes that it will not realize any losses on the held-to-maturity securities.

	Yen (millions)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
		Holding		Holding
As of March 31, 2008	Fair value	Losses	Fair value	Losses
Available-for-sale:
Marketable securities:
Investments in trusts	¥3,502	¥616	¥–	¥–
Marketable equity securities	168	2	–	–

	¥3,670	¥618	¥–	¥–

Investment securities:
Investments in trusts	¥156	¥6	¥–	¥–
Marketable equity securities	1,386	107	–	–

	¥1,542	¥113	¥–	¥–

Held-to-maturity:
Investment securities:
Japanese corporate debt securities	¥–	¥–	¥978	¥71

	¥–	¥–	¥978	¥71

	U.S. dollars (thousands)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
		Holding		Holding
As of March 31, 2008	Fair value	Losses	Fair value	Losses
Available-for-sale:
Marketable securities:
Investments in trusts	$35,020	$6,160	$–	$–
Marketable equity securities	1,680	20	–	–

	$36,700	$6,180	$–	$–

Investment securities:
Investments in trusts	$1,560	$60	$–	$–
Marketable equity securities	13,860	1,070	–	–

	$15,420	$1,130	$–	$–

Held-to-maturity:
Investment securities:
Japanese corporate debt securities	$–	$–	$9,780	$710

	$–	$–	$9,780	$710

Maturities of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2008, regardless of their balance sheet classification, were as follows:
Maturities of debt securities based on Cost as of March 31, 2008

	Yen (millions)			U.S.dollars (thousands)
	Available-	Held-to-		Available-	Held-to-
	for-sale	maturity	Total	for-sale	maturity	Total
Due within one year	¥1,999	¥599	¥2,598	$19,990	$5,990	$25,980
Due after one to five years	—	1,148	1,148	—	11,480	11,480
Due after five to ten years	1,412	—	1,412	14,120	—	14,120
Due after ten years	—	600	600	—	6,000	6,000

Total	¥3,411	¥2,347	¥5,758	$34,110	$23,470	$57,580

Maturities of debt securities based on Fair Value as of March 31, 2008

	Yen (millions)			U.S.dollars (thousands)
	Available-	Held-to-		Available-	Held-to-
	for-sale	maturity	Total	for-sale	maturity	Total
Due within one year	¥2,000	¥599	¥2,599	$20,000	$5,990	$25,990
Due after one to five years	—	1,146	1,146	—	11,460	11,460
Due after five to ten years	1,494	—	1,494	14,940	—	14,940
Due after ten years	—	531	531	—	5,310	5,310

Total	¥3,494	¥2,276	¥5,770	$34,940	$22,760	$57,700

Gross realized gains on sales of marketable securities and investment securities for the years ended March 31, 2006, 2007 and 2008 amounted to ¥437 million and ¥1,096 million and ¥365 million ($3,650 thousand), respectively. Effective October 1, 2005, UFJ Holdings Co., Ltd., and Mitsubishi Tokyo Financial Group Co., Ltd., completed a merger in which, the shares of common stock owned by the Company in UFJ Holdings were exchanged for shares of common stock of the newly merged entity, Mitsubishi UFJ Financial Group Co., Ltd. As a result of this merger and common share exchange, the Company realized a gain on securities of ¥2,528 million for the year ended March 31, 2006.
Gross realized losses, which included the gross realized losses considered as other than temporary, during the years ended March 31, 2006, 2007 and 2008 amounted to ¥47 million, ¥178 million and ¥1,749 million ($17,490 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on marketable securities and investment securities of which declines in market value are considered to be other than temporary were charged to earnings as realized losses on securities, amounting to ¥47 million, ¥159 million and ¥1,662 million ($16,620 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively. Proceeds from the sales and maturities of available-for-sale securities were ¥34,150 million, ¥17,111 million and ¥25,412 million ($254,120 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively. Proceeds from maturities of the held-to-maturity securities were ¥200 million, ¥1,500 million and ¥1,300 million ($13,000 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

8.	ACQUISITION

To strengthen its position in the automatic nailer business as a comprehensive supplier of tools for professional use, Makita acquired the automatic nailer business of Kanematsu-NNK Corporation (the “Business”) on January 1, 2006 for total cash consideration of ¥1,853 million. The Company used the purchase method of accounting to account for the acquisition of the Business. Accordingly, the financial position and the results of the operation of the Business are included in the accompanying consolidated financial statements from the acquisition date. The Company has allocated the purchase price based on the fair value of the tangible and intangible assets acquired and liabilities assumed. The excess of purchase price compared to the fair value of the net assets acquired, or the goodwill, was ¥793 million.
The Goodwill is amortized and deductible for Japanese tax purpose.

At the Board of Directors meeting held on March 20, 2007, in order to strengthen the gardening tool business, the Board of the Company decided to make Fuji Robin Industries Ltd. (“Fuji Robin”, which manufactures and sells engines, machinery for agriculture, forestry and construction industries, etc. in Japan) a wholly-owned subsidiary of the Company through a tender offer. As a result, the Company purchased 10,279,375 shares of Fuji Robin’s outstanding shares for total cash consideration of ¥2,673 million, and Fuji Robin became a consolidated subsidiary of the Company as of May 15, 2007. On May 25, 2007, in order to acquire all of the remaining shares of Fuji Robin, the Company entered into a share exchange agreement with Fuji Robin. On August 1, 2007, the Company acquired the remaining shares of Fuji Robin by exchanging 0.059 of the Company’s treasury stock for each share of Fuji Robin’s outstanding common stock. The Company and Fuji Robin obtained third party appraisals of the respective share prices which were used as a basis of negotiation over the share exchange ratio, and the Company issued 81,456 shares of treasury stock. Fuji Robin was renamed Makita Numazu Corporation (“MNC”) as of August 1, 2007. The total cost for acquiring MNC was ¥3,380 million. The Company, pursuant to SFAS No.141, used the purchase method to account for the acquisition of MNC.

The following table reflects the fair value of 100% of the assets and liabilities of Fuji Robin as of August 1, 2007:

	Yen	U.S. dollars
	(millions)	(thousands)
Cash and cash equivalent	¥788	$7,880
Receivables and other assets	5,064	50,640
Property and equipment	3,951	39,510
Intangible assets	162	1,620
Goodwill (not deductible for tax purposes)	1,251	12,510
Trade payables, bank borrowings and other liabilities	(7,836)	(78,360)

Net assets	¥3,380	$33,800

The results of operations and cash flows associated with MNC since May 15, 2007 have been included in the accompanying consolidated financial statements of Makita. Makita has not presented pro forma results of operations of the acquisition because the results are not material.

9.	INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Yen			U.S. dollars
	(millions)			(thousands)
	2006	2007	2008	2008
Income before income taxes:
Domestic	¥26,895	¥16,341	¥19,896	$198,960
Foreign	22,248	32,982	45,875	458,750

	¥49,143	¥49,323	¥65,771	$657,710

Provision for income taxes:
Current-
Domestic	¥3,171	¥8,366	¥6,957	$69,570
Foreign	6,194	8,120	12,191	121,910

	9,365	16,486	19,148	191,480

Deferred-
Domestic	(166)	(2,453)	1,283	12,830
Foreign	(467)	(1,681)	(703)	(7,030)

	(633)	(4,134)	580	5,800

Consolidated provision for income taxes	¥8,732	¥12,352	¥19,728	$197,280

Total income taxes were allocated as follows:

	Yen			U.S. dollars
	(millions)			(thousands)
	2006	2007	2008	2008
Provision for income taxes	¥8,732	¥12,352	¥19,728	$197,280
Shareholders’ equity:
Foreign currency translation adjustments	272	93	(107)	(1,070)
Net unrealized holding gains on available-for-sale securities	3,363	(935)	(4,320)	(43,200)
Minimum Pension liability adjustment	1,360	66	–	–
Pension liability adjustment	–	–	(2,549)	(25,490)
Adjustment to initially apply SFAS No.158	–	(110)	–	–

	¥13,727	¥11,466	¥12,752	$127,520

For the year ended March 31, 2006, residual tax effects of ¥336 million previously recorded in accumulated other comprehensive income (minimum pension liability adjustments) were released and recorded as a reduction to income tax expense in the consolidated statements of income as a result of the elimination of the minimum pension liability adjustment.
The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 7.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.3% for the years ended March 31, 2006, 2007 and 2008.
A reconciliation of the combined statutory income tax rates to the effective income tax rates was as follows:

	Year ended March 31,
	2006	2007	2008
Combined statutory income tax rate in Japan	40.3%	40.3%	40.3%
Non-deductible expenses	0.6	0.8	0.6
Non-taxable dividends received	(0.2)	(0.1)	(0.1)
Change in valuation allowance	(11.3)	(5.4)	(0.4)
Effect of changes in enacted tax rate	(0.7)	–	–
Tax sparing impact	(3.5)	(2.1)	(0.7)
Effect of the foreign tax rate differential	(6.7)	(10.4)	(11.1)
Other, net	(0.7)	1.9	1.4

Effective income tax rate	17.8%	25.0%	30.0%

According to the provisions of the tax treaties which have been concluded between Japan and 15 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 15 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction were provided. The Company applied such “tax sparing” mainly to China with the indicated tax reduction effect. The effect of the “tax sparing” resulted in a decrease of tax expense by ¥1,706 million or 3.5%, ¥1,021 million or 2.1% and ¥453 million or 0.7% for the years ended March 31, 2006, 2007 and 2008, respectively.
For the year ended March 31, 2006, following the completion of the civil rehabilitation proceedings and the sale of the golf course, previously unrecognized deferred tax asset was realized in connection with the gain on sale of golf course and the related valuation allowance of ¥5,782 million was reversed. Therefore, the total valuation allowance for the year ended March 31, 2006 was a decrease of ¥5,238 million, including the effects of translation, resulting in a reduction of income tax expense. This decrease in valuation allowance as well as a decrease due to the tax sparing and other miscellaneous adjustments had the effect of decreasing Makita’s effective tax rate by 22.5% to the effective rate of 17.8% from the statutory tax rate of 40.3% for the year ended March 31, 2006.

For the year ended March 31, 2007, the Company reversed the valuation allowance on deferred tax assets related to certain subsidiaries based on the improved results of operation and a steady outlook for the future operations of these subsidiaries, resulting in a decrease the total valuation allowance, including the effects of translation, by ¥2,655 million. Also, an effect of the foreign tax rate differential of ¥5,133 million was recorded, almost half the amount was attributable to a profit growth of subsidiaries located in China where these Chinese subsidiaries have been granted tax holiday benefits. As a result, the effective tax rate for the year ended March 31, 2007 was 25.0%, a decrease of 15.3% as compared with the statutory income tax rate of 40.3%, due mainly to a decrease in valuation allowance and an effect of the foreign tax rate differential.
For the year ended March 31, 2008, an effect of the foreign tax rate differential of ¥7,334 million was recorded, which was attributable to a profit growth of subsidiaries. Due mainly to this effect, the effective tax rate for the year ended March 31, 2008 was 30.0%, a decrease of 10.3% as compared with the statutory income tax rate of 40.3%.

The significant components of deferred income tax expense attributable to income before income taxes for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Yen			U.S. dollars
	(millions)			(thousands)
	2006	2007	2008	2008
Deferred tax expense (exclusive of the effects of other components below)	¥(1,035)	¥(1,467)	¥765	$7,650

Increase (decrease) in beginning-of-the-year balance of the valuation allowance for deferred tax assets	402	(2,667)	(185)	(1,850)

	¥(633)	¥(4,134)	¥580	$5,800

Significant components of deferred income tax assets and liabilities as of March 31, 2007 and 2008, were as follows:

	Yen		U.S. dollars
	(millions)		(thousands)
	2007	2008	2008
Deferred income tax assets:
Marketable securities and investment securities	¥1,039	¥1,495	$14,950
Accrued retirement and termination benefits	178	2,198	21,980
Inventories	1,670	1,900	19,000
Property, plant and equipment	3,197	2,570	25,700
Accrued payroll	2,043	1,906	19,060
Net operating loss carryforwards	772	774	7,740
Other	1,105	1,713	17,130

Total gross deferred income tax assets	10,004	12,556	125,560
Valuation allowance	(318)	(331)	(3,310)

	¥9,686	¥12,225	$122,250

Deferred income tax liabilities:
Undistributed earnings of overseas subsidiaries	¥(183)	¥(565)	$(5,650)
Unrealized gain on available-for-sale securities	(7,245)	(2,929)	(29,290)
Property, plant and equipment	(796)	(1,699)	(16,990)
Other	(19)	(1)	(10)

Total gross deferred income tax liabilities	¥(8,243)	¥(5,194)	$(51,940)

Net deferred income tax assets	¥1,443	¥7,031	$70,310

Net deferred income taxes are recorded in the consolidated balance sheets as follows:

	Yen		U.S. dollars
	(millions)		(thousands)
	2007	2008	2008
Deferred income taxes
Current assets	¥5,080	¥6,478	$64,780
Investment and other assets	1,367	1,826	18,260
Current liabilities	(28)	(58)	(580)
Long-term liabilities	(4,976)	(1,215)	(12,150)

	¥1,443	¥7,031	$70,310

In assessing the realizability of deferred income tax assets, Makita considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss carryforwards are utilized. Makita considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, Makita believes it is more likely than not that the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance, will be realized. The actual amount of the deferred income tax assets realizable, however, would be reduced if estimates of future taxable income during the carryforward period were not achieved. Makita has recorded a valuation allowance of ¥331 million as of March 31, 2008 against certain deferred income tax assets because of no tax planning strategy and an anticipated expiration of net operating loss carry forwards.
As of March 31, 2008, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥3,391 million ($33,910 thousand) which are available to offset future taxable income, if any. The net operating losses will expire as follows:

	Yen	U.S. dollars
	(millions)	(thousands)
Within 5 years	713	7,130
6 to 20 years	758	7,580
Indefinite periods	1,920	19,200

	3,391	33,910

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.
Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries in the total amount of ¥91,961 million ($919,610 thousand) as of March 31, 2008 because Makita considers these earnings to be indefinitely reinvested, and the calculation of the unrecognized deferred tax liabilities is not practicable.
Makita adopted FASB Interpretation No. 48(FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” on April 1, 2007. The unrecognized tax benefits at April 1, 2007 and for the year ended March 31, 2008 were neither material nor expected to significantly increase or decrease within 12 months period subsequent to March 31, 2008. Makita classifies penalties and interest related to unrecognized tax benefits in income taxes, if any, in provision for income taxes, and the total amounts of penalties and interest related to unrecognized tax benefits in income taxes recorded were not material as of April 1, 2007 and for the year ended March 31, 2008. Makita conducts business globally and, as a result, the Company and its subsidiaries file income tax returns in various jurisdictions all over the world. With few exceptions, the Company and its subsidiaries in Japan are no longer subject to income tax examinations for the periods prior to the fiscal year ended March 31, 2006, and its one of major subsidiaries in the United States remains subject to income tax examinations for the periods beginning in the fiscal year ended March 31, 2005.

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

The net periodic pension costs (benefit) of the defined benefit plans for the years ended March 31, 2006, 2007 and 2008 consisted of the following components:

	Yen			U.S. dollars
	(millions)			(thousands)
	2006	2007	2008	2008
Service cost-benefit earned during the year	¥1,592	¥1,611	¥1,410	$14,100
Interest cost on projected benefit obligation	776	804	927	9,270
Expected return on plan assets	(635)	(1,268)	(1,459)	(14,590)
Amortization of prior service cost	(215)	(215)	(215)	(2,150)
Amortization of net transition obligation	62	37	37	370
Recognized actuarial loss	482	428	414	4,140

Net periodic pension costs (benefit)	¥2,062	¥1,397	¥1,114	$11,140

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen		U.S. dollars
	(millions)		(thousands)
	2007	2008	2008
Change in benefit obligation:
Benefit obligation at beginning of year	¥37,580	¥37,389	$373,890
Service cost	1,611	1,410	14,100
Interest cost	804	927	9,270
Plan amendment	–	136	1,360
Actuarial gains	(1,551)	104	1,040
Business acquired	–	761	7,610
Benefits paid	(1,306)	(1,856)	(18,560)
Foreign exchange impact	251	27	270

Benefit obligation at end of year	37,389	38,898	388,980

Change in plan assets:
Fair value of plan assets at beginning of year	34,922	38,456	384,560
Actual return on plan assets	1,785	(4,803)	(48,030)
Employer contributions	2,915	3,022	30,220
Business acquired	–	–	–
Benefits paid	(1,168)	(1,659)	(16,590)
Foreign exchange impact	2	36	360

Fair value of plan assets at end of year	38,456	35,052	350,520

Funded status	¥1,067	¥(3,846)	$(38,460)

Amounts recognized in accumulated other comprehensive income consisted of
Net actuarial loss	¥3,446	¥9,366	$93,660
Prior service cost	(2,926)	(2,575)	(25,750)
Net transition obligation being recognized over 19 years	41	4	40

	¥561	¥6,795	$67,950

Amounts recognized in the consolidated balance sheet consisted of;
Non-current assets	¥4,465	¥–	$–
Current liabilities	(171)	(130)	(1,300)
Non-current liabilities	(3,227)	(3,716)	(37,160)

	¥1,067	¥(3,846)	$(38,460)

Measurement date

The Company uses a March 31 measurement date for all of its plans.

Assumptions

The weighted-average assumptions used to determine benefit obligations at March 31, 2007 and 2008, were as follows:

	2007	2008
Discount rate	2.5%	2.4%
Assumed rate of increase in future compensation levels	3.3%	3.3%
The weighted-average assumptions used to determine net periodic pension cost for each of the years in the three-year period ended March 31, 2008, were as follows:

	2006	2007	2008
Discount rate	2.2%	2.2%	2.5%
Assumed rate of increase in future compensation levels	3.3%	3.3%	3.3%
Expected long-term rate of return on plan assets	2.3%	4.2%	4.2%
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

Plan Assets

The benefit plan weighted-average asset allocations at March 31, 2007, and 2008, by asset category were as follows:

	2007	2008
Asset Category
Equity securities	54.9%	45.7%
Debt securities	31.2	36.8
Real estate	1.6	1.1
Life insurance company general accounts	9.5	11.4
Other	2.8	5.0

	100.0%	100.0%

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

Equity securities included common stock of Makita in the amount of ¥4 million ($40 thousand) at March 31, 2008.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Yen		U.S. dollars
	(millions)		(thousands)
	2007	2008	2008
Projected benefit obligation	¥3,853	¥3,989	$39,890
Accumulated benefit obligation	3,705	3,890	38,900
Fair value of plan assets	456	370	3,700
An accumulated benefit obligation in excess of plan assets	3,249	3,520	35,200
Cash flows

Contributions

Makita expects to contribute ¥3,058 million ($30,580 thousand) to its domestic and foreign defined benefit plan in the year ending March 31, 2009.

Estimated future benefit payments

At March 31,2008, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

	Yen	U.S. dollars
Year ending March 31,	(millions)	(thousands)
2009	¥1,998	$19,980
2010	1,904	19,040
2011	1,962	19,620
2012	1,858	18,580
2013	1,958	19,580
2014-2018	8,833	88,330

Total	¥18,513	$185,130

Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥216 million, ¥223 million and ¥270 million ($2,700 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

The Company has unfunded retirement allowance programs for the Directors and the Statutory Auditors. Under such programs, the aggregate amount set aside as retirement allowances for the Directors and the Statutory Auditors was ¥501 million and ¥468 million ($4,680 thousand) as of March 31, 2007 and 2008, respectively, which is included in other liabilities in the accompanying balance sheets. This Executive retirement and termination allowances program was abolished by the Annual General Meeting of Shareholders held in June 2006. The aggregate amount set aside will be paid to the Directors and the Statutory Auditors when they retire.

11.	SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

As of March 31, 2007 and 2008, short-term borrowings consisted of the following:

	Yen		U.S. dollars
	(millions)		(thousands)
	2007	2008	2008
Bank borrowings	¥1,816	¥1,582	$15,820
Current maturities of long-term indebtedness	76	142	1,420

Total	¥1,892	¥1,724	$17,240

Short-term borrowings, excluding current maturities of long-term indebtedness, amounting to ¥1,816 million and ¥1,582 million ($15,820 thousand) as of March 31, 2007 and 2008, respectively, consisted primarily of bank borrowings of overseas subsidiaries denominated in foreign currencies. As of March 31, 2007 and 2008, the weighted average interest rate on the borrowings was 12.6% and 8.9%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for immediate short-term borrowings without restrictions amounting to ¥18,800 million and ¥22,664 million ($226,640 thousand) as of March 31, 2007 and 2008, respectively.

As of March 31, 2007 and 2008, long-term indebtedness consisted of the following:

	Yen		U.S. dollars
	(millions)		(thousands)
	2007	2008	2008
1.9% (weighted average rate) unsecured loans from banks, due 2012	¥–	¥500	$5,000
Capital lease obligations (see Note 3(g))	129	550	5,500
Less- Current maturities included in short-term borrowings	(76)	(142)	(1,420)

	¥53	¥908	$9,080

There were no covenants or cross default provisions under the Makita’s financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2008 are as summarized below:

	Yen	U.S. dollars
Year ending March 31,	(millions)	(thousands)
2009	¥142	$1,420
2010	117	1,170
2011	57	570
2012	516	5,160
2013	218	2,180
2014 and thereafter	–	–

Total	¥1,050	$10,500

12.	SHAREHOLDERS’ EQUITY

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

Based on a resolution of the Board of Directors, at the annual meeting of shareholders to be held on June 26, 2008, the shareholders will be asked to approve the declaration of a cash dividend in the amount of ¥9,633 million, which will be paid to shareholders of record as of March 31, 2008. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2008.

The amount of retained earnings available for dividends distribution is recorded in the Company’s non-consolidated books and amounted to ¥152,756 million ($1,528 million) as of March 31, 2008.

13.	OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of March 31, 2006, 2007 and 2008, were as follows:

	Yen			U.S.dollars
	(millions)			(thousands)
	2006	2007	2008	2008
Foreign currency translation adjustments:
Beginning balance	¥(14,486)	¥(6,043)	¥2,764	$27,640
Adjustments for the year	8,443	8,807	(10,274)	(102,740)

Ending balance	¥(6,043)	¥2,764	¥(7,510)	$(75,100)

Net unrealized holding gains on available-for-sale securities:

Beginning balance	¥6,680	¥11,666	¥10,280	$102,800
Adjustments for the year	4,986	(1,386)	(6,395)	(63,950)

Ending balance	¥11,666	¥10,280	¥3,885	38,850

Minimum pension liability adjustment:
Beginning balance	¥(1,443)	¥(278)	¥–	$–
Adjustments for the year	1,165	94	–	–
Adjustments to initially apply SFAS No.158	–	184	–	–

Ending balance	¥(278)	¥–	¥–	$–

Pension liability adjustment:
Beginning balance	¥–	¥–	¥(347)	$(3,470)
Adjustments for the year	–	–	(3,685)	(36,850)
Adjustments to initially apply SFAS No.158	–	(347)	–	–

Ending balance	¥–	¥(347)	¥(4,032)	$(40,320)

Total other accumulated comprehensive income (loss):
Beginning balance	¥(9,249)	¥5,345	¥12,697	$126,970
Adjustments for the year	14,594	7,515	(20,354)	(203,540)
Adjustments to initially apply SFAS No.158	–	(163)	–	–

Ending balance	¥5,345	¥12,697	¥(7,657)	$(76,570)

Tax effects allocated to each component of other comprehensive income were as follows:

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
For the year ended March 31, 2006
Foreign currency translation adjustment	¥8,715	¥(272)	¥8,443
Unrealized gains on available-for-sale securities:
Unrealized holding gains arising during the year	11,267	(4,539)	6,728
Less- Reclassification adjustment for gains realized in net income	(2,918)	1,176	(1,742)

Net unrealized gains	8,349	(3,363)	4,986
Minimum pension liability adjustment	2,525	(1,360)	1,165

Other comprehensive income	¥19,589	¥(4,995)	¥14,594

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
For the year ended March 31, 2007
Foreign currency translation adjustment	¥8,900	¥(93)	¥8,807
Unrealized holding losses on available-for-sale securities:
Unrealized holding losses arising during the year	(1,403)	565	(838)
Less- Reclassification adjustment for gains realized in net income	(918)	370	(548)

Net unrealized losses	(2,321)	935	(1,386)
Minimum pension liability adjustment	160	(66)	94

Other comprehensive income	¥6,739	¥776	¥7,515

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
For the year ended March 31, 2008
Foreign currency translation adjustment	¥(10,381)	¥107	¥(10,274)
Unrealized holding losses on available-for-sale securities:
Unrealized holding losses arising during the year	(12,099)	4,878	(7,221)
Less- Reclassification adjustment for losses realized in net income	1,384	(558)	826

Net unrealized losses	(10,715)	4,320	(6,395)
Pension liability adjustment
Unrealized losses arising during the year	(6,470)	2,633	(3,837)
Less- Reclassification adjustment for losses realized in net income	236	(84)	152

Net unrealized losses	(6,234)	2,549	(3,685)

Other comprehensive losses	¥(27,330)	¥6,976	¥(20,354)

	U.S. dollars (thousands)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
For the year ended March 31, 2008
Foreign currency translation adjustment	$(103,810)	$1,070	$(102,740)
Unrealized holding losses on available-for-sale securities:
Unrealized holding losses arising during the year	(120,990)	48,780	(72,210)
Less- Reclassification adjustment for losses realized in net income	13,840	(5,580)	8,260

Net unrealized gains	(107,150)	43,200	(63,950)
Pension liability adjustment
Unrealized losses arising during the year	(64,700)	26,330	(38,370)
Less- Reclassification adjustment for losses realized in net income	2,360	(840)	1,520

Net unrealized losses	(62,340)	25,490	(36,850)

Other comprehensive losses	$(273,300)	$69,760	$(203,540)

14.	EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share computations is as follows, there are no diluted effect during the representing fiscal years.

	Yen			U.S. dollars
	(millions)			(thousands)
Numerator	2006	2007	2008	2008
Net income available to common share holders – Basic	¥40,411	¥36,971	¥46,043	$460,430

Denominator	Number of shares
Weighted average common shares outstanding – Basic	143,736,927	143,706,789	143,749,824

	Yen			U.S. dollars
Earnings per share:
Basic	¥281.1	¥257.3	¥320.3	$3.20

15.	COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2008, the Company was contingently liable as a guarantor for housing and education loans to employees in the amount of ¥6 million ($60 thousand). The Company will be required to satisfy the outstanding loan commitments of certain employees in the event those employees are not able to fulfill their repayment obligations. The fair value of the liabilities for the Company’s obligations under the guarantees described above as of March 31, 2008, was insignificant.

At March 31, 2008, the Company was contingently liable as a guarantor for the union organized by customers in the amount of ¥530 million ($5,300 thousand). The fair value of the liabilities for the Company’s obligations under the guarantees described above as of March 31, 2008, was insignificant.

Makita’s purchase obligations, mainly for raw materials, were ¥9,632 million ($96,320 thousand) as of March 31, 2008.

Makita is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Makita’s consolidated financial position, results of operations, or cash flows.

Makita made rental payments of ¥1,714 million, ¥1,881 million and ¥2,132 million ($21,320 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2006, 2007 and 2008, respectively. The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2008, were as follows:

	Yen	U.S. dollars
Year ending March 31,	(millions)	(thousands)
2009	¥573	$5,730
2010	404	4,040
2011	284	2,840
2012	201	2,010
2013	156	1,560
2014 and thereafter	203	2,030

	¥1,821	$18,210

Makita generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. The change in accrued product warranty cost for the years ended March 31, 2006, 2007 and 2008 was summarized as follows:

	Yen			U.S. dollars
	(millions)			(thousands)
	2006	2007	2008	2008
Balance at beginning of year	¥804	¥928	¥1,306	$13,060
Addition	853	1,476	2,117	21,170
Utilization	(779)	(1,163)	(1,357)	(13,570)
Foreign exchange impact	50	65	(102)	(1,020)

Balance at end of year	¥928	¥1,306	¥1,964	$19,640

16.	DERIVATIVES AND HEDGING ACTIVITIES
(a)	Risk management policy

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

These derivative instruments are principally intended to protect against foreign exchange exposure related to intercompany transfer of inventories and financing activities. The fair values of these derivative instruments as of March 31, 2007 and 2008 of ¥50 million and ¥601 million ($6,010 thousand), respectively, were recorded as assets and of ¥215 million and ¥216 million ($2,160 thousand), respectively as liabilities, and the changes in their fair values for the years ended March 31, 2007 and 2008 amounting to a gain of ¥45 million and ¥550 million ($5,500 thousand), respectively, were recorded in exchange gains on foreign currency transactions, net.

(c)	Interest rate risk management

Makita executes financing and investing activities through the Company. To manage the variability in cash flows caused by interest rate change of time deposit, the Company enters into interest rate swaps as a cash flow hedge.

The Company had interest rate swaps with a fair value of ¥3 million as of March 31, 2007. The interest rate swaps matured during the year ended March 31, 2008. The Company did not have interest rate swaps as of March 31, 2008. These interest swaps were recorded as current liabilities. As the interest rate swaps did not meet the hedge accounting criteria, the changes in fair value of the hedging interest rate swaps which amounted to a gain of ¥2 million and ¥3 million were recorded in earnings and classified in other income for the years ended March 31, 2007 and 2008, respectively.
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

Non-marketable securities amounted to ¥567 million and ¥572 million ($5,720 thousand) as of March 31, 2007 and 2008, respectively.

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

The estimated fair value of the financial instruments was as follows:

	Yen				U.S. dollars
	(millions)				(thousands)
	2007		2008		2008
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Marketable securities	¥58,217	¥58,216	¥49,443	¥49,443	$494,430	$494,430
Investment securities	27,279	27,172	18,034	17,963	180,340	179,630
Long-term time deposits	2,207	2,207	2,207	2,207	22,070	22,070
Long-term indebtedness including current maturities	(129)	(129)	(1,050)	(1,050)	(10,500)	(10,500)
Interest rate swap agreements:
Assets	–	–	–	–	–	–
Liabilities	(3)	(3)	–	–	–	–
Foreign currency contracts:
Assets	25	25	186	186	1,860	1,860
Liabilities	(125)	(125)	(191)	(191)	(1,910)	(1,910)
Currency swaps:
Assets	18	18	408	408	4,080	4,080
Liabilities	(71)	(71)	(23)	(23)	(230)	(230)
Currency option contracts:
Assets	7	7	7	7	70	70
Liabilities	(19)	(19)	(2)	(2)	(20)	(20)
(g)	Limitation

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

The operating segments presented below are defined as components of the enterprise for which separate financial information is available and regularly reviewed by the Company’s chief operating decision maker. The Company’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to the segments.

During the three years ended March 31, 2006, 2007 and 2008, Makita’s operating structure included the following geographical operating segments: Japan Group, Europe Group, North America Group, Asia Group, and Other Group.

Makita evaluates the performance of each operating segment based on U.S. GAAP.

Segment Products and Services
Makita is a manufacturer and wholesaler of electric power tools and other tools. The operating segments derive substantially all of their revenues from the sale of electric power tools and parts and repairs.

Year ended March 31, 2006

	Yen
	(millions)
			North				Corporate and
	Japan	Europe	America	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥53,788	¥91,249	¥47,979	¥8,645	¥27,414	¥229,075	¥–	¥229,075
Intersegment	57,826	6,306	4,321	43,979	181	112,613	(112,613)	–

Total	¥111,614	¥97,555	¥52,300	¥52,624	¥27,595	¥341,688	¥(112,613)	¥229,075

Operating expenses	¥87,468	¥85,505	¥50,437	¥46,162	¥25,048	¥294,620	¥(111,323)	¥183,297
Operating income	24,146	12,050	1,863	6,462	2,547	47,068	(1,290)	45,778
Long-lived assets	36,578	7,529	3,732	9,170	2,371	59,380	(177)	59,203
Identifiable assets	243,553	85,858	44,814	42,275	21,556	438,056	(112,018)	326,038
Depreciation and amortization	2,917	1,217	656	923	269	5,982	(60)	5,922
Capital expenditures	6,398	1,549	620	2,537	426	11,530	(147)	11,383
Year ended March 31, 2007

	Yen
	(millions)
			North				Corporate and
	Japan	Europe	America	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥61,776	¥124,924	¥51,432	¥9,698	¥32,103	¥279,933	¥–	¥279,933
Intersegment	64,040	5,709	5,297	67,021	149	142,216	(142,216)	–

Total	¥125,816	¥130,633	¥56,729	¥76,719	¥32,252	422,149	¥(142,216)	¥279,933

Operating expenses	¥108,403	¥112,577	¥54,217	¥66,815	¥28,786	¥370,798	¥(139,041)	¥231,757
Operating income	17,413	18,056	2,512	9,904	3,466	51,351	(3,175)	48,176
Long-lived assets	36,831	10,345	3,381	10,296	2,690	63,543	(163)	63,380
Identifiable assets	257,735	110,158	38,756	50,934	26,535	484,118	(115,624)	368,494
Depreciation and amortization	5,270	1,432	637	1,233	261	8,833	(60)	8,773
Capital expenditures	7,266	2,820	451	2,235	351	13,123	(143)	12,980

Year ended March 31, 2008

	Yen
	(millions)
			North				Corporate and
	Japan	Europe	America	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥72,466	¥160,218	¥56,234	¥11,271	¥42,388	¥342,577	¥–	¥342,577
Intersegment	69,540	5,606	5,212	101,211	172	181,741	(181,741)	–

Total	¥142,006	¥165,824	¥61,446	¥112,482	¥42,560	¥524,318	¥(181,741)	¥342,577

Operating expenses	¥120,020	¥138,850	¥59,727	¥98,468	¥36,964	¥454,029	¥(178,483)	¥275,546
Operating income	21,986	26,974	1,719	14,014	5,596	70,289	(3,258)	67,031
Long-lived assets	42,752	10,563	2,656	9,961	3,313	69,245	(187)	69,058
Identifiable assets	264,721	126,428	39,523	52,890	31,556	515,118	(128,651)	386,467
Depreciation and amortization	4,874	1,653	691	1,397	320	8,935	(64)	8,871
Capital expenditures	8,637	2,453	713	2,220	1,113	15,136	(100)	15,036
Year ended March 31, 2008

	U.S. dollars
	(thousands)
			North				Corporate and
	Japan	Europe	America	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	$724,660	$1,602,180	$562,340	$112,710	$423,880	$3,425,770	$–	$3,425,770
Intersegment	695,400	56,060	52,120	1,012,110	1,720	1,817,410	(1,817,410)	–

Total	$1,420,060	$1,658,240	$614,460	$1,124,820	$425,600	$5,243,180	$(1,817,410)	$3,425,770

Operating expenses	$1,200,200	$1,388,500	$597,270	$984,680	$369,640	$4,540,290	$(1,784,830)	$2,755,460
Operating income	219,860	269,740	17,190	140,140	55,960	702,890	(32,580)	670,310
Long-lived assets	427,520	105,630	26,560	99,610	33,130	692,450	(1,870)	690,580
Identifiable assets	2,647,210	1,264,280	395,230	528,900	315,560	5,151,180	(1,286,510)	3,864,670
Depreciation and amortization	48,740	16,530	6,910	13,970	3,200	89,350	(640)	88,710
Capital expenditures	86,370	24,530	7,130	22,200	11,130	151,360	(1,000)	150,360
Long-lived assets shown above consist of property, plant and equipment.

Transfers between segments are made at estimated arm’s-length prices. No single external customer accounted for 10% or more of Makita’s net sales for each of the years ended March 31, 2006, 2007 and 2008.

Segment information is determined by the location of the Company and its relevant subsidiaries.

Makita’s current revenues from external customers by each group of products are set forth below.

	(Yen millions, except for percentage amounts)
	Consolidated Net Sales by Product Categories						U.S. dollars
	Year ended March 31,						(thousands)
	2006		2007		2008		2008
Power Tools	¥171,376	74.8%	¥210,894	75.3%	¥255,869	74.7%	$2,558,690
Gardening and Household Products	23,434	10.2	28,123	10.0	40,410	11.8	404,100
Parts, Repairs and Accessories	34,265	15.0	40,916	14.7	46,298	13.5	462,980

Total	¥229,075	100.0%	¥279,933	100.0%	¥342,577	100.0%	$3,425,770

19.	RELATED PARTY TRANSACTIONS

The transactions between the Company and Maruwa Co., Ltd. (“Maruwa”), for which a director of the Company and certain of his family members have a majority of the voting rights, amounted to ¥2 million for advertising expenses for each of the years ended March 31, 2006, 2007 and 2008.

The Company’s purchases of raw materials and production equipment from Toa Co., Ltd., for which a director of the Company and certain of his family members have a majority of the voting rights, were ¥223 million, ¥129 million and ¥96 million during the years ended March 31, 2006, 2007 and 2008, respectively. The accounts payable of the Company related to these transactions were ¥10 million, ¥6 million and ¥15 million as of March 31, 2006, 2007 and 2008, respectively.

The president of Toyoda Machine Works Ltd. was elected as an outside director of the Company as of June 29, 2005. The Company’s purchases of raw materials and production equipment from Toyoda Machine Works Ltd. were ¥4 million from July 1 to December 31, 2005. The outside director became a vice president of JTEKT Corporation, which was formed as the result of a business combination between Toyoda Machine Works Ltd. and Koyo Seiko Co., Ltd., occurring on January 1, 2006, became an outside director of the Company. The Company’s purchases of raw materials and production equipment from JTEKT Corporation, were ¥151 million from January 1, 2006 to March 31, 2006, ¥498 million during the year ended March 31, 2007 and ¥658 million during the year ended March 31, 2008. The accounts payable of the Company related to these transactions were ¥53 million, ¥35 million and ¥65 million as of March 31, 2006, 2007, and 2008 respectively.

20.	SUBSEQUENT EVENTS

On April 30, 2008, the Board of Directors of the Company approved a plan to repurchase up to 3 million shares of the Company’s common stock at a cost of up to ¥12,000 million for the period from May 1, 2008 to May 26, 2008. Such repurchases were intended to perform flexible capital strategies and enhance shareholders’ value. As a result, the Company repurchased 3 million shares of the Company’s common stock for ¥11,923 million.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

	Japanese Yen (millions)
		Additions
	Balance at	Charged to	Charged to	Deductions		Balance at
	beginning	costs and	Other	from	Translation	end of
Descriptions	of year	expenses	Accounts	reserves	adjustments	year
2006:
Allowance for doubtful receivables	1,178	114	–	(356)	80	1,016
Deferred income tax assets valuation allowance	8,211	698	–	(6,228)	292	2,973
2007:
Allowance for doubtful receivables	1,016	175	–	(386)	64	869
Deferred income tax assets valuation allowance	2,973	34	–	(2,701)	12	318
2008:
Allowance for doubtful receivables	869	269	–	(73)	(47)	1,018
Deferred income tax assets valuation allowance	318	–	251	(237)	(1)	331