Form 20-F/A
period 2008-03-31
MAKITA CORP
filed 2008-08-12
CIK 202467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F/A

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
     Item 17 ☐     Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     ☐ Yes     ☑ No

		Page
Explanatory Note		1
Item 6. C	Board practices	3
Item 19.	Exhibits	8
Signatures		9
EX-12.1 CERTIFICATIONS
EX-12.2 CERTIFICATIONS
EX-13.1 CERTIFICATIONS

i

EXPLANATORY NOTE
This Amendment No. 1 to Form 20-F/A is being filed to amend Makita’s Annual Report on Form 20-F for the fiscal year ended March 31, 2008, which was filed with the Securities and Exchange Commission on July 10, 2008. The purpose of this amendment is to supplement information and replace the sub-section named “Exemptions from Certain Corporate Governance Requirements of Nasdaq” in Item 6. C. This Amendment No. 1 on Form 20-F/A does not reflect any events that have occurred after July 10, 2008.
As used herein, the “Company” refers to Makita Corporation unless the context otherwise indicates.
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
By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons. Such risks and uncertainties, generally set forth in Item 3.D “Risk Factors” of the Form 20-F filed on July 10, 2008, include but are not limited to:
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

Item 6. Directors, Senior Management and Employees
C. Board practices
Under the Company Law, the Company has elected to structure its corporate governance system as a company with a board of statutory auditors as set out below.
The Company’s Articles of Incorporation provide for 15 or fewer Directors and 5 or fewer Statutory Auditors. All Directors and Statutory Auditors are elected at general meetings of shareholders. In general, the term of offices of Directors expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within two years from their election, and in the case of Statutory Auditors, within four years from their election; however, Directors and Statutory Auditors may serve any number of consecutive terms. With respect to each expiration date of the term of offices of current Directors and Statutory Auditors, see “A. Directors and senior management” of Item 6. A.
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
The Statutory Auditors of the Company are not required to be certified public accountants. However, at least half of the Statutory Auditors are required to be persons who have never been in the past a director, accounting counselor, corporate executive officer, general manager or any other employee of the Company or any of its subsidiaries. The Statutory Auditors may not, while acting as such, be a director, accounting counselor, corporate executive officer, general manager or any other employee of the Company or any of its subsidiaries. Each Statutory Auditor has the statutory duty to supervise the administration by the Directors of the Company’s affairs and also to examine the Company’s annual consolidated and non-consolidated financial statements and business report proposed to be submitted by a Representative Director at the general meeting of shareholders and, based on such examination and a report of an Accounting Auditor referred to below, to individually prepare their audit reports. They are required to attend meetings of the Board of Directors but are not entitled to vote. In addition to Statutory Auditors, independent certified public accountants or an audit corporation must be appointed by a general meeting of shareholders as Accounting Auditors. Such Accounting Auditors have, as their primary statutory duties, a duty to examine the Company’s annual consolidated and non-consolidated financial statements proposed to be submitted by a Representative Director to general meetings of shareholders and to report their opinion thereon to certain Statutory Auditors designated by the Board of Statutory Auditors to receive such report (if such Statutory Auditors are not designated, all Statutory Auditors) and the Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements). The Statutory Auditors constitute the Board of Statutory Auditors. The Board of Statutory Auditors has a statutory duty to, based upon the reports prepared by respective Statutory Auditors, prepare its audit report and Statutory Auditors designated by the Board of Statutory Auditors to submit such report (if such Statutory Auditors are not designated, all Statutory Auditors) submit such report to the Accounting Auditors and Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements and the business report). A Statutory Auditor may note his or her opinion in the audit report of the Board of Statutory Auditors if his or her opinion expressed in his or her audit report is different from the opinion expressed in the audit report of the Board of Statutory Auditors. The Board of Statutory Auditors shall elect one or more full-time Statutory Auditors from among its members. The Board of Statutory Auditors is empowered to establish audit principles, the method of examination by Statutory Auditors of the Company’s affairs and financial position, and other matters concerning the performance of the Statutory Auditors’ duties. For names of the Statutory Auditors that constitute the current Board of Statutory Auditors, see Item 6. A. There are no contractual arrangements providing for benefits to Directors upon termination of service. Also see “B. Memorandum and articles of association — Directors” in Item 10.
Exemptions from certain NASDAQ Corporate Governance Rules
Pursuant to exemptions for foreign private issuers from requirements under the Market Rule 4350 by the National Association of Securities Dealers Automated Quotations (the “NASDAQ”), the Company is permitted to follow certain corporate governance practices complying with Japanese laws, regulations, stock exchange rules, or generally accepted business practices in lieu of the NASDAQ rules on corporate governance (the “NASDAQ Rules”). Set forth below are the corporate governance exemptions which the Company currently receives from NASDAQ.
1. Independent Directors: NASDAQ Rule 4350(c)(1) requires a majority of the Company’s board of directors to be comprised of independent directors, and 4350(c)(2) requires periodical executive sessions held by these independent directors.
Under the Company Law of Japan and related legislation (collectively, the “Japanese Company Law”), there is no legal concept which is exactly the same as an “independent” director within the meaning given by the NASDAQ Rules. Instead, the Japanese Company Law sets forth the legal concept of “outside” directors. Under the Japanese Company Law, an “outside” director is defined as a director (i) who is not a director of the company or any of its subsidiaries engaged in the business operations of the company or such subsidiary, as the case may be, or an executive officer or a company manager or other employee of the company or any of its subsidiaries, and (ii) who has never been a director of the company or any of its subsidiaries engaged in the business operations of the company or such subsidiary, as the case may be, or an executive officer or a company manager or other employee of the company or any of its subsidiaries. Under Japanese law, a director’s status as an “outside” director is unaffected by the director’s compensation, his or her affiliation with business partners, or the board’s affirmative determination of independence. On the other hand, under Japanese law, a director who has had a career as a director responsible for the execution of business operations, executive officer, or other employee of the company or its subsidiaries is by definition not an “outside” director.
Further, the Japanese Company Law does not require Japanese companies with boards of statutory auditors such as the Company to have any independent directors on its board of directors. Although it is not required under the Japanese Company Law, the Company currently has an “outside” director.
2. Compensation of Officers: NASDAQ Rule 4350(c)(3) requires that compensation of the chief executive officer or all other executive officers of the company must be determined, or recommended to the board for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors.
Under the Japanese Company Law, in the case of a company which has elected to structure its corporate governance system as a company with statutory auditors like the Company, there is no statutory position exactly the same as the chief executive officer or other executive officers. Under the Japanese Company Law, the most similar executive position of the chief executive officer is a representative director, who is authorized to represent the company by virtue of law. Under the Japanese Company Law and the Company’s Articles of Incorporation, the aggregate compensation of directors including representative directors must be approved by the Company’s shareholders at a general meeting of shareholders. If an executive officer concurrently assumes office as director, compensation of such executive officer is subject to the shareholders’ approval as mentioned above.
3. Nomination Committee and Nomination Committee Charter: NASDAQ Rule 4350(c)(4)(A) requires that director nominees must either be selected, or recommended for board’s selection, either by (i) a majority of the independent directors, or (ii) a nomination committee comprised solely of independent directors, and NASDAQ Rule 4350(c)(4)(B) requires that the Company must certify that it has adopted a formal written charter or board resolution, addressing the nominations process and required matters.
However, under the Japanese Company Law, a company which has elected to structure its corporate governance system as a company with statutory auditors like the Company, there are no such requirements or any other similar requirements in the nomination of directors. Consistent with the Japanese Company Law and generally accepted business practices in Japan, directors are elected by shareholders at a general meeting of shareholders upon nomination by the then board of directors.
4. Audit Committee and Audit Committee Charter: NASDAQ Rule 4350(d)(2)(A) requires the Company to have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must (i) be independent, (ii) not have participated in the preparation of the financial statements of the company or any current subsidiary of the company at any time during the past three years and (iii) be able to read and understand fundamental financial statements. NASDAQ Rule 4350(d)(1) also requires the Company to adopt a formal written committee charter. In addition, at least one member of an audit committee needs to have a professional background in finance or accounting.
In compliance with the Japanese Company Law, the Company has elected to structure its corporate governance system as a company with statutory auditors. The statutory auditors constitute the Company’s board of statutory auditors which has a formal written charter. Accordingly, the Company is not required to have and does not have an “audit committee.” The Company is relying on paragraph (c)(3) of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of statutory auditors, subject to certain requirements which continue to be applicable under Rule 10A-3. Generally for purposes of complying with NASDAQ Rules, the Company has interpreted the term “audit committee” appearing within NASDAQ Rules to mean the Company’s board of statutory auditors, as appropriate.
Under the Japanese Company Law, statutory auditors are not required to be certified public accountants. Statutory auditors have the statutory duty to examine the Company’s consolidated and non-consolidated financial statements and the business reports which are made available by the board of directors for reporting or approval purposes at the general meetings of shareholders and, based on such examination, to report their opinions to shareholders. They also have the statutory duty to supervise the administration by the board members of the Company’s affairs. Statutory auditors are obligated to attend the meetings of the board of directors but are not entitled to vote.
Under the Japanese Company Law, the board of statutory auditors has a statutory duty to prepare and submit its audit report to the board of directors each year. A statutory auditor may note an opinion in the audit report if his or her opinion differs from the opinion expressed in the audit report. The board of statutory auditors is empowered to establish audit principles, the method of examination by statutory auditors of a company’s affairs and financial position, and other matters concerning the performance of the duties of statutory auditors. Under the Japanese Company Law, boards of statutory auditors consist solely of statutory auditors and statutory auditors may not be directors of the company. Accordingly, no member of the board of statutory auditors is an “outside” director.
Unlike the NASDAQ Rules, under the Japanese Company Law, at least half of the statutory auditors of the Company must be persons who have not been a director, accounting counselor, executive officer, company manager, or any other employee of the Company or any of its subsidiaries at any time prior to their election as statutory auditors. Statutory auditors may not at the same time be directors, company managers, or any other employees of the Company or any of its subsidiaries, or accounting counselors or executive officers of any of the Company’s subsidiaries.
5. Quorum: NASDAQ Rule 4350(f) requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3 percent of the outstanding shares of a company’s common voting stock.
Consistent with the Japanese Company Law and generally accepted business practices in Japan, the Company’s Articles of Incorporation provide that except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of votes of all the shareholders represented at the meeting with no quorum requirement.
The Japanese Company Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of directors and statutory auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Japanese Company Law and the Company’s Articles of Incorporation also provide that in order to amend the Company’s Articles of Incorporation and in certain other significant transactions specified in the Japanese Company Law, the quorum shall be one-third of the total number of voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required.
6. Conflicts of Interest: NASDAQ Rule 4350(h) requires that each issuer conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and that all such transactions be approved by the company’s audit committee or another independent body of the board of directors.
Unlike the NASDAQ Rules, the Japanese Company Law requires the full board of directors to approve (1) all transactions that a director, on his or her own behalf or on behalf of a third party, enters into with the Company, (2) guarantees by the Company of obligations of a director and (3) all transactions with any person other than directors with respect to which there is a conflict of interest between the Company and any director. In addition, under the Japanese Company Law, no director may vote on a resolution at a meeting of the board of directors if that director has a special interest in that resolution, including, but not limited to, resolutions with respect to transactions with the Company referred to in the immediately preceding sentence. Under the Japanese Company Law, the quorum for meetings of the board of directors of the Company is a majority of all directors then in office and the approval of a majority of all directors present at the meeting is required. The number of directors who are not entitled to vote at a meeting by having a special interest in the subject resolution shall be excluded from the number of directors then in office and present at the meeting for such purpose. The Japanese Company Law does not require related party transactions other than those with directors referred to above to be approved by the board of directors or any independent body at or outside of the Company.
7. Shareholder Approval: NASDAQ Rule 4350(i) requires each issuer to obtain shareholder approval prior to the issuance of securities under certain circumstances.
However, under the Japanese Company Law, regardless of the purpose of the issuance, shareholder approval is required only in the cases of issuance of shares at a “specially favorable” price or of stock acquisition rights or bonds with stock acquisition rights under “specially favorable” price or “specially favorable” exercise conditions, except where such shares, stock acquisition rights or bonds with stock acquisition rights are granted to all of its shareholders on a pro rata basis. Such shareholder approval must be obtained by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required. Accordingly, so far as the issue price or exercise conditions are not specially favorable, shareholder approval is not required under the Japanese Company Law for the matters specified in NASDAQ Rule 4350(i). The Company’s practices taken in connection with such matters are consistent with the Japanese Company Law.

Item 19. Exhibits
Index to Exhibits
1.1	Articles of Incorporation, as amended and effective as of June 29, 2006 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

1.2	Regulations of Board of Directors, as amended and effective as of June 29, 2006 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

1.3	The Share Handling Regulations, as amended and effective as of October 1, 2007 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on July 10, 2008.

1.4	Regulations of Board of Statutory Auditors effective as of July 7, 2006 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

12.1	302 Certification of President and Representative Director

12.2	302 Certification of Director, General Manager of Administration Headquarters

13.1	906 Certifications of President and Representative Director and Director, General Manager of Administration Headquarters

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

MAKITA CORPORATION
By:	/s/ Masahiko Goto
Name:	Masahiko Goto
Title:	President and Representative Director
Date: August 12, 2008