Form 20-F
period 2009-03-31
MAKITA CORP
filed 2009-07-09
CIK 202467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009

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
Minobu Kato, +81.566.97.1718, +81.566.98.6907, 3-11-8, Sumiyoshi-cho, Anjo City, Aichi, Japan
(Name, telephone, facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered

* American Depositary Shares ** Common Stock	Nasdaq Global Select Market

*	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing one share of the registrant’s Common Stock.

**	No par value. Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of
	March 31, 2009	March 31, 2009
Title of Class	(Tokyo time)	(New York time)
Common Stock, excluding 2,244,755 shares of Treasury Stock	137,764,005

American Depositary Shares, each representing one share of Common Stock		3,620,303
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☑Yes	☐ No
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
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter)during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes	☐No (Not Applicable)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑            Accelerated filer ☐            Non-accelerated filer ☐
Indicate by check mark basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☑	International Financial Reporting Standards as issued ☐	Other☐
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐Item 17	☐Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☑ No

i

ii

As used in this annual report, the term “FY” preceding a year means the twelve-month period ended March 31 of the year referred to. For example, “FY 2009” refers to the twelve-month period ended March 31, 2009. All other references to years refer to the applicable calendar year.
All information contained in this annual report is as of March 31, 2009 unless otherwise specified.
In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥99 = U.S.$1.00, the approximate exchange rate of the noon buying rate for Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2009. On June 30, 2009 the noon buying rate for Japanese yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥96.42= U.S.$1.00.
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
Such risks and uncertainties are generally set forth in Item 3.D. “Risk Factors” of this Form 20-F include but are not limited to:
•	The levels of construction activities and capital investments in Makita’s markets

•	Fluctuations in currency exchange rates

•	Intense competition in global power tools market for professional use

•	Makita’s overseas activities and entry into overseas markets

•	Makita’s inability to develop attractive products

•	Geographic concentration of Makita’s main offices and facilities

•	Failure to maintain cooperative relationships with significant customers and reduction of purchase and sale of Makita’s products by significant customers

•	Failure of Makita’s suppliers to deliver materials or parts required for production as scheduled

•	Failure to protect Makita’s intellectual property rights or infringing intellectual property rights of third parties

•	Procurement of raw materials or sharp rise in prices of raw materials

•	Product liability litigation or recalls

•	Fluctuations in stock market prices

•	Environmental or other government regulations

•	The effectiveness of Makita’s internal control over financial reporting and the related attestation provided by Makita’s auditors

•	Halts or malfunctioning of Makita’s operational network

•	Makita’s ability to retain talented personnel
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

iii

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable
Item 2. Offer Statistics and Expected Timetable
Not applicable
Item 3. Key Information
A. Selected financial data
The following data for each of the five fiscal years ended March 31 have been derived from Makita’s audited consolidated financial statements. They should be read in conjunction with Makita’s audited consolidated balance sheets as of March 31, 2008 and 2009, the related consolidated statements of income, shareholder’s equity and cash flows for each of the three years ended March 31 and the notes thereto that appear elsewhere in this annual report. Makita’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and were also included in its Japanese Securities Reports filed with the Director of the Kanto Local Finance Bureau.

	Japanese yen					U.S. dollars
	(In millions)					(In thousands)
	Fiscal year ended March 31,
Income Statement Data:	2005	2006	2007	2008	2009	2009
Net sales	¥194,737	¥229,075	¥279,933	¥342,577	¥294,034	$2,970,040
Operating income	¥31,398	¥45,778	¥48,176	¥67,031	¥50,075	$505,808
Net income	¥22,136	¥40,411	¥36,971	¥46,043	¥33,286	$336,222

Net income per share of Common stock and per ADS:	Japanese yen					U.S. dollars
Basic	153.9	281.1	257.3	320.3	236.9	2.39
Diluted	148.8	281.1	257.3	320.3	236.9	2.39

	Japanese yen					U.S. dollars
	(In millions)					(In thousands)
	Fiscal year ended March 31,
Balance Sheet Data:	2005	2006	2007	2008	2009	2009
Total assets	¥289,904	¥326,038	¥368,494	¥386,467	¥336,644	$3,400,444
Cash and cash equivalents, time deposits and marketable securities	¥91,189	¥88,672	¥102,211	¥98,142	¥66,308	$669,778
Net working capital	¥149,666	¥181,808	¥212,183	¥230,699	¥199,586	$2,016,020
Short-term borrowings	¥9,060	¥1,728	¥1,892	¥1,724	¥239	$2,414
Long-term indebtedness	¥88	¥104	¥53	¥908	¥818	$8,263
Common stock	¥23,805	¥23,805	¥23,805	¥23,805	¥23,805	$240,455
Treasury stock	¥(3,517)	¥(258)	¥(298)	¥(263)	¥(6,435)	$(65,000)
Shareholders’ equity	¥219,640	¥266,584	¥302,675	¥316,498	¥283,485	$2,863,485
Total number of shares outstanding	143,777,607	143,711,766	143,701,279	143,773,625	137,764,005	137,764,005

Note: 1.	Net income per share equals net income divided by the number of average outstanding shares of common stock.
2.	Net working capital equals current assets less current liabilities.

Exchange rates (Japanese yen amounts per U.S. dollar)
The following table sets forth information concerning the exchange rates for Japanese yen and U.S. dollar based on the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The average Japanese yen exchange rates represent average noon buying rates on the last business day of each month during the previous period.

	(Japanese yen per U.S. $1.00)
Fiscal year ended March 31,	High	Low	Average	Year-end
2005	102.26	114.30	107.47	107.22
2006	104.41	120.93	113.15	117.48
2007	110.07	121.81	116.92	117.56
2008	96.88	124.09	114.31	99.85
2009	87.80	110.48	100.85	99.15
2010 (through June 30, 2009)	94.45	100.71	96.91	96.42

	(Japanese yen per U.S. $1.00)
2009	January	February	March	April	May	June
High	87.80	89.09	93.85	96.49	94.45	95.19
Low	94.20	98.55	99.34	100.71	99.24	98.56
On June 30, 2009 the noon buying rate for Japanese yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥96.42 = U.S.$1.00
Cash dividends declared per share of common stock and per ADS:

	Japanese yen		U.S. dollars
Fiscal year ended March 31,	Interim	Year-end	Interim	Year-end
2005	11	36	0.10	0.34
2006	19	38	0.16	0.32
2007	19	55	0.16	0.47
2008	30	67	0.30	0.67
2009	30	50	0.31	0.53
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
As a result, when economic conditions weaken in the principal markets for Makita’s activities, including Japan, Western Europe, Eastern Europe and Russia, North America, Asia, Central and South America, the Middle East, and Oceania, this may have an adverse impact on Makita’s financial condition and results of operations.
In addition, fluctuations in prices of crude oil or mineral resources and volatility in the stock market may affect construction demand, public investment, capital expenditure and consumption trends, which in turn, may have a negative impact on Makita’s financial condition.
The downturn of the world economy stemming from the financial crisis in 2008 resulted in a decline in construction investments and lower level of consumption. As a result, competition in the markets intensified, and an increase in inventories and a downward pressure of product prices significantly affected Makita’s sales and profits starting in the second half of FY 2009. If such economic condition persists, it may further impact Makita’s sales, resulting in an increase in the ratio of selling, general and administrative expenses and a decline in Makita’s profitability.
Further more, if such economic conditions persist, Makita may need to reorganize or restructure production facilities and sales and distribution bases, which may have an adverse impact on Makita’s financial condition and results of operations.
Currency exchange rate fluctuations may affect Makita’s financial results.
The functional currency for all of Makita’s significant foreign operations is the local currency. The transactions denominated in local currencies of Makita’s subsidiaries around the world are translated into Japanese yen using the average market conversion rate during each financial period. Assets and liabilities of overseas subsidiaries denominated in their local currencies are translated at the exchange rate in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The local currencies of the overseas subsidiaries are regarded as their functional currencies. The resulting currency translation adjustments are included in accumulated other comprehensive income (loss) in shareholders’ equity.
Currently, over 80% of Makita’s overall production and sales are generated overseas and a significant portion thereof are dominated in currencies other than Japanese yen. Consequently, fluctuations in exchange rates may have a significant impact on Makita’s results of operations, assets and liabilities and shareholders’ equity when translated into Japanese yen.
Among others, Makita is affected by fluctuations in the value of the euro, the U.S. dollar and Chinese Renmin yuan, the euro and the U.S. dollar are the primary foreign currency on which Makita bases its foreign sales and the U.S. dollar and Chinese Renmin yuan are the primary foreign currency on which Makita bases its foreign costs and liabilities. In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the euro, the U.S. dollar, and the Japanese yen, Makita engages in hedging transactions.
However, medium-to long-term fluctuations of exchange rates may affect Makita’s ability to execute procurement, production, logistics, and sales activities as planned and may have an adverse impact on Makita’s financial condition and results of operations.
In particular, currency exchange rates are increasingly affected by other currency exchange rates, and fluctuations in certain currency exchange rates may affect exchange rates among other currencies, which may significantly affect Makita’s financial condition and results of operations. In FY 2009, Makita’s consolidated results of operations after the translation of foreign currencies into Japanese yen were significantly affected by fluctuations in exchange rates due to the rapid appreciation of the Japanese yen against other currencies in the second half of FY 2009. Further appreciation of the Japanese yen, especially against the euro, may have an adverse impact on Makita’s financial condition and results of operations.

Makita faces intense competition in the global market for its power tools for professional use.
The global market for power tools for professional use is highly competitive. Factors that affect competition in the markets for Makita’s products include the quality, functionality of products, technological developments, the pace of new product development, price, reliability of products, such as durability, after-sale service and the rise of new competitors. While Makita strives to ensure its position as a leading international supplier of power tools for professional use, there is no guarantee that it will be able to effectively maintain its competitiveness in the future. If Makita is unable to compete effectively, it may lose market share and its earnings may be adversely affected. Given the current downturn of the world economy, competition is expected to further intensify globally due to excess inventory and production capacity, leading to downward pressure on the prices of Makita’s products, which may adversely impact Makita’s financial condition and results of operations.
Makita’s overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita’s business activities.
Makita derives a significant majority of its sales from markets located outside of Japan, including Western Europe, Eastern Europe and Russia, North America, Asia, Central and South America, the Middle East, and Oceania. During FY 2009, approximately 84% of Makita’s consolidated net sales were derived from products sold overseas. Moreover, approximately 81% of global production volume was derived from overseas production. The high percentage of overseas sales and production gives rise to a number of risks. If such risks materialize, they may have a material adverse impact on Makita’s financial condition and results of operations. Such risks include the following:
(1)	Unexpected changes in laws and regulations;

(2)	Disadvantageous political and economic factors;

(3)	The outflow of technical know-how and knowledge due to increased personnel turnover enabling Makita’s competitors to strengthen their position;

(4)	Potentially unfavorable tax systems and tariffs;

(5)	Terrorism, war, and other factors that lead to social turbulence; and

(6)	The interruption of or disruption to Makita’s operation due to labor disputes.
In particular, under the current deteriorating economic condition, countries to which Makita exports its products may adopt new protectionist trade policies or strengthen its tariff policy. Such policy change may have the impact of reducing Makita’s exports and sales, and may have an adverse impact on Makita’s financial condition and results of operations.
If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.
Makita’s principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the strong reputation of the MAKITA brand supported by its strong global sales and after-service network, both of which depend in part on Makita’s ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer able to develop new products that meet the changing needs and correspond to market price for high-end, professional users, in a timely manner, it may have an adverse impact on Makita’s financial condition and results of operations.
Geographic concentration of Makita’s main offices and facilities may have adverse effects on Makita’s business activities.
Makita’s principal management functions, including its headquarters, and most suppliers on which it relies for supplying major parts are located in Aichi Prefecture (“Aichi”), Japan.
Makita’s manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, account for 19.4% and 60.4%, respectively, of Makita’s total production volume on a consolidated basis during FY 2009. Due to this geographic concentration of Makita’s major functions, including plants and other operations in certain regions of Japan and China, Makita’s performance may be significantly affected by the occurrence of any major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita’s facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, appreciation of Japanese yen, labor disputes, epidemics, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, it may have an adverse impact on Makita’s financial condition and results of operations.
If Makita fails to maintain cooperative relationships with its significant customers or if such significant customers reduce their purchase and sale of Makita’s products, Makita’s sales may be seriously affected.
Although Makita does not have any customer that exceeds 10% of its consolidated sales, it has significant customers in each country. If Makita loses these customers and is unable to develop new sales channels to take their place, or if any such customer faces significant financial difficulties or accumulates a considerable amount of bad debt, sales to such customers may decline and have an adverse impact on Makita’s financial condition and results of operations. Under the current deteriorating economic condition stemming from the financial crisis, Makita’s significant customers are reducing sales activities, experiencing a sharp decline in sales and an increase in bad debt, which may deteriorate their cash flow and have an adverse impact on Makita’s net sales and profits.
In addition, if significant customers of Makita select power tools of Chinese manufacturers or select products other than those produced by Makita and sell such products under their own brand instead of Makita’s products, this may have an adverse impact on Makita’s financial condition and results of operations.

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
Makita purchases its significant component parts for its products from sole suppliers. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. If the supplier cannot deliver the required quality and quantity of parts on schedule due to reasons including natural disasters, government regulations, its production capacity, weakened business or financial condition, this may have an adverse effect on Makita’s production schedules and cause a delay in Makita’s own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have an adverse impact on Makita’s financial condition and results of operations.
Makita may not be able to protect its intellectual property rights and could incur significant liabilities, litigation costs or licensing expenses or be prevented from selling its products if it is determined to be infringing the intellectual property of third parties.
In regions where Makita’s sales and production are significant, Makita applies for patents, designs and trademarks, and strives to protect intellectual property rights proactively. However, Makita may not be able to eliminate completely third party products that infringe on the intellectual property rights of Makita or third party products similar to Makita’s product. This may have a negative influence on Makita’s results of operations.
Moreover, while Makita believes that it does not infringe on intellectual property rights of third parties, it is subject to infringement claims from third parties. When infringement of intellectual property rights is claimed by a third party, the obligation to pay damage may arise or an injunction in production and sales of a product may be ordered. This may have an adverse impact on Makita’s financial condition and results of operations.
If the procurement of raw materials used by Makita becomes difficult or prices of these raw materials rise sharply, this may have an adverse effect on Makita’s performance.
Makita purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts to manufacture power tools. In recent years, demand for these materials in China has risen substantially. If Makita is unable to obtain the necessary quantities of these materials, especially in China and Japan, this may have an adverse effect on production schedules. As many of Makita’s suppliers are currently working to reduce their production capacity, in the event that demand rapidly recovers from the current level of low activity, delivery of raw materials and components by the suppliers may be delayed. This in turn may cause significant delay in Makita’s production schedule. In addition, the limitation of the suppliers’ production capacity may be a factor for increased prices of materials and components needed for manufacturing Makita products. If the increase in prices of such materials cannot be absorbed by Makita’s productivity or through other internal cost cutting efforts and/or if prices of final products cannot be raised sufficiently, this may have an adverse impact on Makita’s financial condition and results of operations.
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
Makita holds certain investments in Japanese equities and investments in trust, and records these investments as marketable securities and investment securities on its consolidated financial statements. The value of these investments change based on fluctuations in the quoted market prices. Fluctuations in the value of these securities may have an adverse impact on Makita’s financial condition and results of operations.
Environmental or other government regulations may have a material adverse impact on Makita’s business activities.
Makita believes it maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities in all the countries and areas in which it operates.
If Makita is unable to continue its compliance with existing regulations or is unable to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any new or amended regulations may also result in significant increases in overall costs and may have an adverse impact on Makita’s financial condition and results of operations.
Investor confidence and the value of Makita’s ADRs and ordinary shares may be adversely impacted if Makita’s management concludes that Makita’s internal control over financial reporting is not effective or if Makita’s independent registered public accounting firm is unable to provide adequate attestation over the effectiveness of the internal control over Makita’s financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report in its Annual Report that contains an assessment by management of the effectiveness of corporate internal control over financial reporting. In addition, Makita’s independent registered public accounting firm is required to attest to the effectiveness of Makita’s internal control over financial reporting. If Makita’s management concludes that Makita’s internal control over financial reporting is not effective, or if Makita’s independent registered public accounting firm is not satisfied with Makita’s internal control over its financial reporting or the level at which its controls are documented, designed, operated or reviewed, and declines to attest or issues a report that is qualified, there could be an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of Makita’s financial statements, which ultimately could negatively impact the market price of Makita’s ADRs and ordinary shares.
If Makita’s operational network halts or malfunctions, Makita’s production and shipment schedule may be adversely affected.
Makita’s headquarters and its major sales and R&D bases are located in Japan, and its procurement, manufacturing, sales and product development site are located worldwide. In addition, Makita’s major manufacturing facilities are concentrated in China and Japan. These sites are connected globally through an operational network. If Makita’s information system computer network halts or malfunctions due to any natural disaster, such as earthquakes, fires and floods, wars, or terrorist acts, or computer viruses, such an event may delay production and shipments of Makita’s products. This may have an adverse impact on Makita’s financial condition and results of operations.
If Makita is unable to retain talented personnel, this may have an adverse affect on Makita’s competitiveness and results of operations.
Makita considers the retention and development of talented personnel with the expertise and technological skills is critical to its competitiveness. However, competition for recruiting such personnel has become increasingly challenging. Makita also considers important the development and retention of personnel in management challenging in Makita’s nearly 50 group companies. However, the competition to retain such excellent personnel is difficult in Japan, where the rapid aging of the population resulting from a decline in the birthrate is accelerating and the employment environment has been rapidly changing due to a declining labor population.
Given such a labor and social climate, if the employment, retention or the development of talented human resources cannot be satisfied in accordance with Makita’s management plan, the Group’s business development, results of operations and growth prospects could be affected on a long-term basis.

Item 4. Information on the Company
A. History and development of the Company
The Company is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continues to exist under the Companies Act of Japan. The Company traces its origin to an electrical repair workshop founded in Nagoya in 1915 and was incorporated on December 10, 1938 under the name of Makita Electric Works, Ltd. as a joint stock corporation.
Under the presidency of Mr. Jujiro Goto, Makita commenced the manufacture of electric power tools in 1958 and was listed on the Second Section of the Nagoya Stock Exchange in 1962. By 1969, Makita became the leading power tools maker in the Japanese market and was listed on the First Section of the Tokyo Stock Exchange in 1970. That same year, the Company decided to take advantage of overseas markets and established its first overseas subsidiary in the United States. It also constructed the Okazaki plant, which remains as the primary plant of the Makita Group in Japan. Since then, Makita has expanded its export activity and has established a number of overseas subsidiaries. In 1971, Makita incorporated its first European subsidiary in France, followed by another European subsidiary in the United Kingdom in 1972, thus solidifying its operational bases in Europe.
In 1977, American Depositary Shares were issued with respect to the Company’s shares of common stock, and the American Depositary Shares were listed on NASDAQ.
As part of its efforts to minimize trade friction, Makita started manufacturing operations in Canada, Brazil and the United States in 1981, 1983 and 1985 respectively. Makita established a manufacturing subsidiary in the United Kingdom in 1989.
In 1991, the Company changed its name from Makita Electric Works, Ltd. to Makita Corporation. Makita also acquired Sachs-Dolmar GmbH, a German company, primarily engaged in manufacturing engine driven chain saws, and subsequently renamed it Dolmar GmbH (Dolmar).
In 1995, Makita established a holding company in the United Kingdom to manage and control the operation of its European subsidiaries and also constructed a power tool manufacturing plant in China to reinforce its global production system. The power tool manufacturing plant in China commenced production in the same year. In 2005, Makita established Makita EU S.R.L., a new subsidiary in Romania, to serve growing markets in Eastern Europe, Russia, Western Europe and the Middle East.
In 2006, the Company purchased the automatic nailer business of Kanematsu Nissan-Norin in order to strengthen its pneumatic tool business.
In 2007, Makita expanded the production capacity of its China factory by constructing a second production facility. In addition, a new factory in Romania commenced production in April 2007 in order to reduce foreign exchange risks, and provide stable supply capacity for the growing European market.
Also in 2007, Makita acquired all outstanding shares of Makita Numazu Corporation (“Makita Numazu”), formerly Fuji Robin Industries, Ltd., or Fuji Robin, for approximately ¥2.7 billion in cash and 81,456 Makita shares.
In 2008, Makita established new sales subsidiaries in Bulgaria, Colombia, India and Morocco to expand sales and service activities into the emerging markets. Makita also transferred and consolidated the Canada plant with U.S. plant in order to increase the efficiency of production in North America.
Makita presently sells its products in 150 or more countries and regions around the world and manufactures power tools in seven countries (Japan, China, the United Kingdom, the United States, Germany, Brazil, and Romania).
Makita has 48 consolidated subsidiaries and 1 equity method affiliate as of March 31, 2009.
Makita Corporation’s registered office is located at 3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture 446-8502, Japan, and its telephone number is +81.566.97.1718.

B. Business overview
In FY 2009, approximately 84% of Makita’s sales were outside of Japan, most of which made to professional users worldwide, including those engaged in timber and metal processing, carpentry, forestry and concrete and masonry works.
Makita’s geographic segments are Japan, Europe, North America, Asia and Other regions. Makita’s biggest market is Europe. The Other regions segment is further divided into Central and South America, the Middle East and Africa, and Oceania.
Makita produces its products in seven countries. The China Plant yields Makita’s highest production volume, the Okazaki Plant in Japan is the base for the production of new and high-value-added products, and Makita also has plants in the United Kingdom, the United States, Brazil, Germany and Romania.
The headquarters and the major sales and R&D bases of Makita are located in Japan, and the bases for procurement, manufacturing, sales and product development are located worldwide. Makita strives to improve not only production efficiency but also logistics, sales and service efficiencies by expanding the use of IT networks each year. Makita also strives to establish a system that can flexibly respond to short-term changes in market demand.
Makita aims to further solidify its position in the industry as an international integrated supplier of power tools that benefit people’s daily lives and housing improvements. In order to achieve this goal, Makita declared the following four management philosophies: “Makita strives to exist in harmony with society, emphasizing compliance, ethical conduct and detachment from anti-social organizations,” “Makita values its customers as a market-driven company,” “Makita is managed in a consistent and proactive manner with a sound profit structure” and “Encouraging each individual to perform at the highest level with Makita’s simple and robust corporate culture.” With these principles underlying all of its corporate activities, Makita pursues continued growth with stakeholders including shareholders, users, local communities and employees through a solid profit-generating system. Makita’s management goal is to generate substantial profits and maintain a 10% operating margin (ratio of operating income to net sales) through sustainable growth on a consolidated basis.
Furthermore, as a medium- to long-term strategy, Makita aims to enhance its brand value to attain and maintain the position as a leading multinational, integrated supplier of all types of tools such as power tools for professional use, pneumatic tools and gardening equipments. Makita believes that this goal can be attained through the development of new products that bring high satisfaction to commercial users; concerted global production systems targeting both high quality and cost competitiveness; and the maintenance of industry-leading sales and after-sales service systems nurtured in Japan and extended overseas.
To implement the foregoing, Makita is working to maintain a solid financial structure that responds well to short-term savings in the business environment, including volatile demand, exchange rate fluctuations and various country risks, and concentrate its management resources in the area of professional-use power tools.

Products
The following table sets forth Makita’s consolidated net sales by product categories for periods presented. Makita specializes in power tools manufacturing and sales, as a single line of business, and conducts its business globally.
Makita also provides “Gardening and Household Products” based on the mainstay products in that product category.
Makita is making efforts to expand the sales of cordless power tools to professional users as well as to general users.

	Consolidated Net Sales by Product Categories
	Japanese yen						U.S. dollars
	(In millions, except for percentage amounts)						(thousands)
	Fiscal year ended March 31,
	2007		2008		2009		2009
Power Tools	¥210,894	75.3%	¥255,869	74.7%	¥214,703	73.0%	$2,168,717
Gardening and Household Products	28,123	10.0	40,410	11.8	36,916	12.6	372,889
Parts, repairs and accessories	40,916	14.7	46,298	13.5	42,415	14.4	428,434

Total	¥279,933	100.0%	¥342,577	100.0%	¥294,034	100.0%	$2,970,040

Makita aims to increase its market share not only in the power tool market for professional users, but also in the air tools and gardening equipment markets. To achieve this goal, Makita is continuing to strive to improve its global sales and service framework and develop high-value-added products. Makita is currently placing greater emphasis on developing user-friendly and environment-friendly products that feature smaller and lighter, lower vibration and lower noise level with reduced dust emission. In addition, Makita is enhancing its lineup with more affordable products by simplifying the functions of the products.
a) Power Tools
Power tools consist mainly of drills, grinders and sanders, rotary hammers and hammer drills, demolition hammers and electric breakers, cordless impact drivers, circular saws, slide compound saws and cutters.
Drills are typical power tools used to drill metals, woods and plastics. They are classified into pistol-grip drills, D-handle drills, spade-handle drills and angle drills, according to their configuration. Makita also manufactures various kinds of cordless drills. Some of them are equipped with a screw-driving mechanism and are called cordless driver drills.
Grinders and sanders are used for smoothing and finishing. Sanders may also be used for polishing. Grinders are mainly used on metal and sanders are used on metal, wood, stone and concrete. Grinders are divided into portable disc grinders and bench grinders and sanders are classified into disc sanders and orbital sander and belt sanders. Rotary hammers, which are used for drilling concrete primarily in the construction industry, can also be used as ordinary hammers without using the rotary mechanism.
Hammer drills are equipped with a hammering function, but can also be used as conventional drills; these drills are used principally on metal and masonry in the civil engineering and electrical contracting industries. Demolition hammers are used to shatter hard surfaces, principally concrete. Makita aims to improve the working environment in the construction industry through the provision of power tools which incorporate Makita proprietary low vibration mechanisms. These tools meet the strong demand of drilling holes in stone and concrete, and of other uses.

Cordless impact drivers are particularly in high demand across Japanese construction sites. In February 2005, Makita introduced cordless impact drivers powered by lithium-ion batteries instead of the prevailing nickel- metal-hydride batteries for the first time in the industry. Cordless impact drivers employing lithium-ion batteries are smaller and lighter, and the batteries last much longer. Combined with Makita’s proprietary Optimum Charging System, this new product features long-life operation, and has been well received within Japan by professional users. The Optimal Charge System communicates with individual batteries, when charging, and recognizes charging records, and analyzes the condition, such as the heat, over-discharge, and weakening of the battery. This is Makita’s original technology, which can prolong the life of a battery through optimal and gradual charge carrying out “Active Current Control,” “Active Thermal Control”, and “Active Voltage Control” based on the above analysis result.
The cordless impact drivers are a strong addition to our Japanese product line-up of new 14.4V cordless power tools powered by lithium-ion batteries including cordless circular saws, cordless angle grinders, cordless nailers, cordless hammer drills, and cordless reciprocal saws. Makita began offering cordless power tools powered by lithium-ion batteries in the United States through major home centers in the fall of 2005. In addition to 14.4V cordless power tools available in Japan, Makita offers 18V Combo kits of cordless drills, cordless drills, cordless circular saws, and cordless lights in the United States where users demand more powerful tools. Makita also rolled out its 18V cordless power tools powered by lithium-ion batteries across major European markets since the summer of 2006, amid strong interest in the construction industry. In the beginning of 2009, Makita introduced the rotary hammers equipped with 36V lithium-ion batteries.
Circular saws, which are primarily sold to carpenters in the homebuilding industry, account for a substantial portion of Makita’s sales of saws. The balance of saw sales is made up of jigsaws, sold primarily to carpenters and other woodworkers for delicate work, and reciprocal saws used for working in confined spaces unsuitable for conventional saws.
Cutters and cutting machines are roughly classified into two categories: cutting machines that are equipped with a metal whetstone and are used for cutting metals and cutters that are equipped with a diamond whetstone and are mainly used for cutting stones.
Subsequent to taking over the operations of Kanematsu-Nissan Norin Corp. in January 2006, Makita introduced into the Japanese market its “Red Series” high-pressure air nailer, which are becoming as popular as the well-accepted cordless impact drivers used in housing construction, completing our mainstay product line-up.
b) Gardening and Household Products
Gardening products, including brush-cutters, chain-saws, sprayers, blowers, hedge trimmers, are used for agricultural and forestry operations. Household products, including vacuum cleaner and cordless cleaner, are used not only for housekeepers but also for professional cleaners. Among others, there is a strong demand for cordless cleaners at construction sites because cutting, drilling and grinding work using power tools generates debris. In addition, small, light and high-suction cordless cleaners offered to home users are increasingly popular. New products launched during FY 2009 included cordless cleaners and sprayers powered by lithium-ion batteries, low-vibration hedge trimmers and backpack-type, mini 4-stroke engine-equipped grass cutters.
Makita’s lineup also includes electric hedge trimmers, grass cutters, chain saws and lawn mowers. The acquisition of Fuji Robin in FY 2008 is contributing to strengthening Makita’s lineup of gardening and engine-powered gardening tools.
c) Parts, Repairs and Accessories
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

Principal Markets, Distribution and After-Sale Services
The following table sets forth Makita’s consolidated net sales by geographic area based on customers locations for the periods presented:

	Consolidated Net Sales by Geographic Area
	Japanese yen						U.S. dollars
	(In millions, except for percentage amounts)						(thousands)
	Fiscal year ended March 31,
	2007		2008		2009		2009
Japan	¥46,860	16.7%	¥52,193	15.2%	¥46,222	15.7%	$466,889
Europe	124,020	44.3	160,360	46.8	137,113	46.6	1,384,980
North America	51,472	18.4	56,422	16.5	42,289	14.4	427,162
Asia (excluding Japan)	19,469	7.0	22,629	6.6	21,995	7.5	222,172
Other	38,112	13.6	50,973	14.9	46,415	15.8	468,837

Total	¥279,933	100.0%	¥342,577	100.0%	¥294,034	100.0%	$2,970,040

Japan
Makita believes that most of its domestic sales are made to commercial users. The Japanese Do-It-Yourself, or DIY, market for power tools is growing but the pace of growth is slow. Makita has maintained its leading position in the Japanese market by maintaining close and frequent contact with retailers and users of Makita products. While Makita’s major competitors rely primarily on wholesalers for all aspects of distribution and servicing, Makita has approximately 758 employees directly responsible for the promotion, sale and delivery and after-sale servicing of its products. These employees, operating from 19 branches and 114 sales offices throughout Japan, are assigned sales territories.
In addition, Makita has two distribution centers in Osaka and Saitama prefectures. These distribution centers strengthen Makita’s distribution and after-sale service functions.
The majority of Makita’s products are sold through its 13 independent wholesalers. Each wholesaler bears the risk of any bad debts of the retailers for which it has responsibility. The payments by the wholesalers to Makita are in most cases made within 30 to 60 days after sale. In FY 2009, Makita sold its products, directly or through wholesalers, to approximately 30,000 retail outlets, and no single retailer accounted for more than 2% of Makita’s domestic sales. In FY 2009, Makita’s three largest wholesalers accounted, in the aggregate, for approximately 36% of Makita’s domestic net sales.
Repairs, including free repair service and after-sale services are carried out by Makita’s sales offices.
To strengthen its business in Pneumatic Tools, Makita purchased the nailer business of Kanematsu-Nissan Norin Corp. in January 2006 and has expanded its lineup of pneumatic tools.
During the first half of FY 2008, Makita acquired Fuji Robin Industries Ltd.(now named Makita Numazu Corporation), a manufacturer of gardening tools, as part of its full-scale entry into the gardening tool business. Fuji Robin’s “mini-4 stroke engine”, its original engine technology is recognized globally as an environmentally “clean engine”. Makita’s agricultural and gardening equipments are expected to have synergistic effect with Fuji Robin’s original engine business.
Cordless power tools are becoming increasingly prevalent, and the ratio of Makita’s cordless power tools has exceeded 35% of its total domestic products sales. In the Japanese market, the ratio of DIY sales is comparatively low, accordingly the ratio of commercial users is relatively high, compared with the markets in North America and Europe. And also medium-and high-grade products with high operability and durability and high-value-added products are preferred in the Japanese market.
As the market for housing construction is contracting compared with FY 2008, there is a concern over an imbalance occurring between demand and supply.

Overseas
As a leading global manufacturer and marketer of power tools, the ratio of overseas production exceeds 81% on a unit basis, and 84% of consolidated sales came from overseas markets in FY 2009.
Overseas sales, distribution, and service are carried out through a network of 40 sales subsidiaries and over 100 branch offices or service centers located in the United States, Canada, Brazil, Mexico, Argentina, Chile, Peru, Australia, New Zealand, Singapore, Taiwan, China, Korea, the United Kingdom, France, the Netherlands, Belgium, Italy, Greece, Germany, Denmark, Austria, Poland, the Czech Republic, Hungary, Spain, Portugal, the United Arab Emirates, Romania, Switzerland, Finland, Russia, Ukraine, Slovakia, Bulgaria, Colombia, India and Morocco. In addition, the Company exports its products directly, as well as through trading companies, to various countries throughout the world. Makita has 11 production bases worldwide, out of which 8 are located overseas, comprising of 2 plants in each of China and Brazil, one plant in the United States, the United Kingdom, Germany and Romania.
Makita products are sold principally under the “Makita” brand name and the remaining products are sold under the “Dolmar” or “Maktec” brand names. Makita offers warranties to overseas customers.
After-sale services and repairs overseas are provided by local sales subsidiaries, service depots designated by Makita, or by service stores designated by the applicable local importers.
Although the ratio of Makita’s cordless power tools has exceeded 30% of its total overseas sales, the ratio varies significantly by region. In Western Europe, North America and Oceania, the ratio is relatively high. Western Europe and Oceania are characterized by the general preference for products with advanced operability and durability, and there is significant demand for products that contribute to the working environment and are environmentally friendly. In North America, where DIY consumers account for a large share of the market, there is significant demand for low-priced goods. Accordingly, price competition in North America, including in connection with medium- and high-grade products, is intense.
In Asia, popular long-selling models for which spare parts are easy to obtain are preferred over high-value-added products, and cordless products have not yet gained widespread acceptance.
In China, local manufacturers are overwhelmingly dominant with approximately 80% of the market share. A decisive factor is the difference in product prices. The construction market in China has contracted since the second half of FY 2009, due to the global financial crisis.
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
Just as competitors’ investments were becoming increasingly focused on global business development, the companies were affected by the deterioration of the world economy. As a result, price competition may further intensify from price-reduction pressure due to excess production capacity and excess inventories caused by the rapid decline in sales.

Raw Materials and Sources of Supply
Makita purchases raw materials and parts to manufacture its products. The principal raw materials and parts purchased by Makita include plastics, pressed steel plates, aluminum castings, copper wires, switches, gears, blades, batteries, and bearings. The Company procures most of its raw materials from multiple sources, although most of its parts are each obtained from single suppliers. Although there were periods in which the prices of crude oil and natural resources increased substantially in FY 2009 significant changes in demand trends in the second half of FY 2009 have resulted in crude oil and natural resources prices to decline.
Makita’s purchases of raw materials and parts in FY 2009, amounted to ¥ 152,368 million. Raw materials and parts are purchased from 373 suppliers in Japan and a number of local suppliers in each country in which Makita performs manufacturing operations, with the largest single source accounting for approximately 10% of Makita’s total purchases of raw materials and parts.
Makita also purchases from outside sources finished products such as electric generators, lawn mowers and laser levels and resells to its customers under the Makita brand.
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
In particular, under the current deteriorating economic conditions, countries to which Makita exports its products may adopt new protectionist trade policies or strengthen its tariff policy, which may affect Makita’s exports and sales. Makita has expanded sales, service and production activities worldwide, and has a diverse investment portfolio. Consequently, Makita believes that the impact of the adoption of a new protectionist trade policy in a particular region would be immaterial.
The most part of major capital investment planned as of March 31, 2009 at Makita’s global sales and production bases were completed by the end of FY 2009.
The Makita Group recognizes the importance of information security in modern corporate activities and has accordingly instituted the “Makita Information Security Policy.”
The Group conducts internal audits as an information security measure in compliance with the Policy’s guidelines. In addition, as a systematic reaction in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the Group addresses the development of global information systems to conduct information security activities in cooperation with overseas subsidiaries.
Overseas subsidiaries operate in compliance with the “Makita’s Information Security Implementation Procedure Manual.”
Intellectual Property Rights
Makita is committed to technical development in anticipation of user needs as a leading global company in the professional-use power tool industry. Makita considers its proprietary technologies as the source of its competitive edge, and registers these technologies as intellectual property rights and strives to protect the intellectual property rights proactively worldwide.
As of March 31, 2009, Makita owned 543 patents and 327 design rights in Japan and 535 patents, 113 utility model registrations and 583 design rights outside Japan. A utility model registration is a right granted under Japanese law to inventions having a practical utility in terms of form, composition or assembly, but embodying less originality than that required for patents. As of March 31, 2009, Makita had made 691 applications for additional patents and 55 applications for additional design rights in Japan as well as 540 patent and 116 design rights applications outside Japan.
The number of Makita’s patents and pending applications has been increasing annually both in Japan and overseas. As of March 31, 2009, the patents held by Makita in Japan consisted of 424 patents in connection with power tools, 116 patents in connection with other products (such as gardening tools and pneumatic tools) and 3 patents in connection with production engineering. Patents held by Makita outside of Japan consisted of 412 patents in connection with power tools and 123 patents in connection with other products.
While Makita considers all of its intellectual property to be important, it does not consider any one or group of patents, trademarks or utility model registrations to be so significant that their expiration or termination would materially affect Makita’s business.

C. Organizational structure
As of March 31, 2009, the Makita Group consisted of 48 consolidated subsidiaries and 1 equity method affiliate. The Company is the parent company of the Makita Group. The Company heads the development of products. Domestic sales are made by the Company and other two domestic subsidiaries and overseas sales are made almost entirely through sales subsidiaries and wholesalers. The following is a list of significant subsidiaries of the Makita Group.

		Proportion of
	Country of	Ownership and
Company Name	Incorporation	Voting Interest
Makita Numazu Corporation	Japan	100.0%
Makita U.S.A., Inc.	U.S.A.	100.0
Makita Corporation of America	U.S.A.	100.0
Makita Canada Inc.	Canada	100.0
Makita International Europe Ltd.	U.K.	100.0
Makita (U.K.) Ltd.	U.K.	100.0
Makita Manufacturing Europe Ltd.	U.K.	100.0
Makita France S.A.	France	55.0
Makita Benelux B.V.	The Netherlands	100.0
S.A. Makita N.V.	Belgium	100.0
Makita S.p.A.	Italy	100.0
Makita Werkzeug GmbH	Germany	100.0
Dolmar GmbH	Germany	100.0
Makita Werkzeug Gesellschaft m.b.H.	Austria	100.0
Makita Sp. z o. o.	Poland	100.0
Makita SA	Switzerland	100.0
Makita Oy	Finland	100.0
Makita (China) Co., Ltd.	China	100.0
Makita (Kunshan) Co., Ltd.	China	100.0
Makita (Australia) Pty. Ltd.	Australia	100.0
Makita Gulf FZE	U.A.E.	100.0

D. Property, plants and equipment

The following table sets forth information relating to Makita’s principal production facilities as of March 31, 2009.

	Floor space
Location	(Square meters)	Principal products manufactured
Japan;
Makita Corp. Okazaki Plants	135,029	Electric power tools, etc.
Makita Numazu Corporation	21,199	Engine powered agricultural and gardening equipments
Overseas;
Makita (China) Co., Ltd.	61,302	Electric power tools, etc.
Makita Corporation of America	24,053	Electric power tools, etc.
Makita (Kunshan) Co., Ltd.	17,969	Electric power tools, etc.
Dolmar GmbH	17,747	Engine powered forestry equipments
Makita Manufacturing Europe Ltd.	11,520	Electric power tools, etc.
Makita EU S.R.L.(Romania)	13,788	Electric power tools, etc.

The figures stated above only count in production facilities excluding other facilities, such as warehouse facilities, R&D facilities, sales offices and guard house.
In addition, the Company owns an aggregate of 161,814 square meters of floor space occupied by the head office, R&D facilities warehouse facilities, a training center, dormitories and sales offices.

Makita’s overseas manufacturing operations are conducted in China, the United Kingdom, the United States, Brazil, Germany and Romania.
All buildings and land in these countries, except for land in China which is held under long-term land lease, are owned by Makita.
None of the buildings or land that Makita owns in Japan is subject to any mortgage or lien.
Makita leases most of its sales offices in Japan and a substantial majority of its overseas sales offices and premises, except for the following locations which are owned by the respective subsidiary companies;
•	Head offices and certain branch offices of Makita U.S.A., Makita Canada and Makita Australia; and

•	Head offices of Makita Germany, Makita France, Makita Benelux (the Netherlands), Makita Belgium, Makita Italy, Makita Brazil, Makita Taiwan and Makita Singapore.
Makita considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. Makita adjusts production capacity based on its assessment of markets demands and prospects for demands, according to market conditions and Makita’s business objectives, by opening, closing, expanding or downsizing manufacturing facilities or by increasing or decreasing output from the facilities accordingly. Makita, therefore, believes that it is difficult and would require unreasonable effort or expense to determine the exact productive capacity and the extent of utilization of each of its manufacturing facilities with a reasonable degree of accuracy. Makita, however, believes that its manufacturing facilities are currently operating at a normal capacity of production facility.
In FY 2009, Makita invested the expansion of the Makita Romania plant, the construction of the second plant in Brazil and the construction of the headquarter building of the sales office in France.
Item 4A. Unresolved Staff Comments
None

Item 5. Operating and Financial Review and Prospects
A. Operating results
The following table sets forth Makita’s income statement for each of the years ended March 31, 2007, 2008 and 2009.

								U.S. dollars
	(Japanese yen in millions, except for percentage amounts)							(thousands)
	2007		2008		2009			2009
							Change
NET SALES	¥279,933	100.0%	¥342,577	100.0%	¥294,034	100.0%	(14.2)%	$2,970,040
Cost of sales	163,909	58.6	199,220	58.2	170,894	58.1	(14.2)	1,726,202

GROSS PROFIT	116,024	41.4	143,357	41.8	123,140	41.9	(14.1)	1,243,838
Selling, general and administrative expenses	66,802	23.9	76,198	22.2	72,635	24.7	(4.7)	733,687
Losses (gains) on disposals or sales of property, plant and equipment, net	(249)	(0.1)	128	0.0	430	0.2	235.9	4,343
Impairment of long-lived assets	1,295	0.4	—	—	—	—	—	—

OPERATING INCOME	48,176	17.2	67,031	19.6	50,075	17.0	(25.3)	505,808
OTHER INCOME(EXPENSES)
Interest and dividend income	1,364	0.5	2,092	0.6	1,562	0.5	(25.3)	15,778
Interest expense	(316)	(0.1)	(269)	(0.1)	(236)	(0.1)	(12.3)	(2,384)
Exchange gains (losses) on foreign currency transactions, net	(418)	(0.2)	(1,233)	(0.4)	(3,408)	(1.1)	176.4	(34,424)
Realized gains (losses) on securities, net	918	0.3	(1,384)	(0.4)	(3,548)	(1.2)	156.4	(35,838)
Other, net	(401)	(0.1)	(466)	(0.1)	(428)	(0.1)	(8.2)	(4,324)

Total	1,147	0.4	(1,260)	(0.4)	(6,058)	(2.0)	380.8	(61,192)

INCOME BEFORE INCOME TAXES	49,323	17.6	65,771	19.2	44,017	15.0	(33.1)	444,616
PROVISION FOR INCOME TAXES	12,352	4.4	19,728	5.8	10,731	3.7	(45.6)	108,394

NET INCOME	¥36,971	13.2%	¥46,043	13.4%	¥33,286	11.3%	(27.7)%	$336,222

General Overview
Makita’s principal business is manufacture and sale of power tools for professional users worldwide. Makita has eleven production bases, three located in Japan, two in China and Brazil and one each in the United States, the United Kingdom, Germany and Romania. For FY 2009, approximately 84% of Makita’s sales were from outside of Japan. Makita is affected to a large extent by demand for power tools worldwide, which in turn is influenced by factors including new housing construction, demand for household renovations, public investment and private capital expenditures. The nature and the extent to which each of these factors influence Makita differ in each country and region in which Makita sells its products.
In FY 2009, the primary sale products were power tools such as drills, rotary hammers, hammer drills, demolition hammers, grinders and cordless impact drivers. The sale of these products accounted for more than 70% of the total net sales. In addition, the sale of gardening and household products, including engine-equipped grass cutters and cordless cleaners, accounted for approximately 13% of the total net sales.
Developed countries in North America and Europe have matured market for DIY products and demand for power tools is rather affected by changes in consumer spending. Demand for power tools in developing countries is expected to expand as the economic growth increases.
Developments in technology have also driven the market for power tools. In particular, in recent years the development of rechargeable electric tools featuring small, light and high-capacity lithium-ion batteries has resulted in an increased demand of rechargeable electric tools as more users began to replace their conventional power tools which used NiCad or nickel hydride batteries with those that use the new lithium-ion batteries.
Makita has established a solid presence worldwide as a provider of portable power tools, however, competition is becoming more severe on a global basis.

During FY 2009, while the business climate in Japan and the United States was severely impacted by the downturn of the economy and a decrease in new housing construction, product sales were relatively strong in Europe mainly due to the continued appreciation of the euro. Additionally, sales increased in Russia, Brazil and the Middle East reflecting active construction investments utilizing their abundant resources and wealth from the hike of crude oil and natural resource prices during the first half of FY 2009.
However, the U.S. financial crisis in September 2008 rapidly affected the real economy throughout the world accompanied by tumbling stock prices and sharp declines in the currencies of several countries. As a consequence, not only developed countries such as Japan and Western European countries but also Eastern European countries, Russia and the emerging markets in Central and South America and the Middle East all suffered from recessionary conditions.
In light of the unprecedented global economic recession, construction and housing investments fell considerably worldwide, resulting in a rapid decline in demand for power tools and worsening Makita’s business conditions in the second half of FY 2009.
Under this challenging economic climate, Makita strengthened its development efforts to enhance the lineup of its industry-leading products such as power tools, rechargeable electric tools and gardening tools, which incorporate features that serve to improve usability and meet the needs for smaller and lighter products with lower noise and vibration. Makita built its second plant in Brazil and expanded its Romania plant to reinforce its production globally, and both plants started their business successfully. Makita also endeavored to improve sales and after-sales service in developed countries as a leading company in the industry. These measures included the reinforcement of a cooperative relationship with The Home Depot Inc. in North America. In addition, as a part of sale reinforcement measures in emerging markets, Makita strengthened its global sales throughout the fiscal year by incorporating local subsidiaries in Colombia and India, and in Morocco, which is a significant milestone and will be the key base to African markets for Makita.
The results of operation of FY 2009 was largely affected by a decrease in demand for power tools globally due to negative factors such as a rapid appreciation of Japanese yen since fall 2008, a decreased demand in Japan and in the United States since the beginning of FY 2009. In the second half of FY 2009, a demand in Western Europe and emerging markets in Eastern Europe and Russia, Asia, Central and South America and the Middle East sharply went down and a decline in sales was accelerated by the simultaneous recession worldwide. As a result, consolidated net sales decreased by 14.2% to ¥294,034 million compared to FY 2008.
In light of a return to shareholders, the Company paid an interim dividend of ¥30 per share in November 2008 and a year-end dividend of ¥50 per share in June 2009. It also repurchased six million shares of its own stock during FY 2009, of which four million shares were retired.
Currency Fluctuations
Makita is affected by fluctuations in foreign currency exchange rates due to its place in the global market. Makita is primarily exposed to fluctuations of the Japanese yen against the euro, the U.S. dollar, as well as other currencies of countries where Makita does business. Makita’s consolidated financial statements, presented in Japanese yen, are affected by currency exchange rate fluctuations through both translation and transaction risks.
Translation risk is the risk that Makita’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates between the Japanese yen and the currencies in which the subsidiaries prepare their financial statements. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior accounting periods and among various geographic markets, the translation effect is a reporting consideration and does not reflect Makita’s underlying results of operations. Transaction risk is the risk that the currency structure of Makita’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Makita enters into foreign exchange forward contracts in order to hedge a portion of its transaction risk. Doing so has reduced, but not eliminated, the effects of exchange rate fluctuations against the Japanese yen, which in some years can be significant.
Generally, the depreciation of the Japanese yen against other currencies, particularly the euro, has a positive effect on Makita’s operating income and net income. Conversely, the appreciation of the Japanese yen against other currencies, particularly the euro, has the opposite effect. The first half of FY 2009 saw the appreciation of the euro and the higher appreciation of the currencies of resource-rich countries, whereas the exchange rates of most foreign currencies depreciated against the Japanese yen in the second half.

FY 2009 compared to FY 2008
Net Sales
Makita’s consolidated net sales for FY 2009 amounted to ¥294,034 million, a decrease of 14.2%, or ¥48,543 million, from FY 2008. In FY 2009, the average Japanese yen-U.S. dollar exchange rate was ¥100.71 for U.S.$1.00, representing a 12% appreciation of the Japanese yen compared to the average exchange rate in FY 2008. The average Japanese yen-euro exchange rate in FY 2009 was ¥144.07 for 1.00 euro, representing a 10.8% appreciation of the Japanese yen compared to the average exchange rate in FY 2008. Excluding the effect of currency fluctuations, consolidated net sales would have decreased by 4.5% in FY 2009.
In terms of product type, the sales of power tools decreased by 16.1%, or ¥41,166 million; the sale of gardening and household products decreased by 8.6%, or ¥3,494 million; and revenue from parts, repairs and accessories decreased by 8.4%, or ¥3,883 million. Decrease of sales of Makita’s main products including grinders, hammer drills and driver drills ranged between 12% and 19% due to a rapid decline in demand for power tools which worsened our business environment in the second half of FY 2009.
On the other hand, the ratio of sale of cordless power tools to total sales of power tools increased to 27.2% from 26.4% in FY 2008.
Sales by region
The decrease in consolidated net sales in FY 2009 can be attributed to a decrease in sales in Japan by 11.4%, or ¥5,971 million, to ¥46,222 million, a decrease in sales in Europe by 14.5%, or ¥23,247 million, to ¥137,113 million; a decrease in sales in North America, by 25.0%, or ¥14,133 million, to ¥42,289 million; a decrease in sales in Asia (excluding Japan) by 2.8%, or ¥634 million, to ¥21,995 million and a decrease in sales in Other regions, including Central and South America, the Middle East, Africa and Oceania, by 8.9% or ¥4,558 million, to ¥46,415 million.
In Japan, the number of new housing construction starts has been stagnant since summer 2007 partly due to the implementation of a more stringent Building Standards Law. Consequently, demand for power tools has not recovered, leading to a decline in sales.
In Europe, demand for construction in Western Europe decreased and the financial crisis considerably affected the real economy in Eastern Europe and Russia, where demand had been strong until the first half of FY 2009 before the outbreak of the financial crisis. The chain effect of this crisis caused a sharp decline in sales in the second half of FY 2009.
Net sales in local currency terms decreased in Western Europe by 6.6%, but increased in Eastern Europe and Russia by 2.3%. The considerable drop in the exchange rates of local currencies had a significant negative impact. The euro depreciated by 10.8% and the British pound by 23.9% against the Japanese yen year-over-year.
Net sales in translation into Japanese yen decreased in Eastern Europe and Russia by 5.8%, the United Kingdom by 25.4%, Germany by 12.7% and France by 15.2%. Excluding the effect of currency translation, sales in Europe decreased by 3.4%, or ¥5,415 million.
In North America, where the financial crisis began, housing investments and the commercial construction market considerably declined. Even Christmas season sales, typically the best sale opportunity during the year remained stagnant due to sluggish sales at retailers. The appreciation of the yen by 12% against the U.S. dollar was also a contributing factor to the decline of net sales. Excluding the effect of currency translation, sales in North America decreased by 13.5%, or ¥7,633 million.
In Asia, sales were favorable in the Southeast Asia region during the first half of FY 2009, but demand for construction fell rapidly in the second half of FY 2009. Excluding the effect of currency translation, sales in Asia increased by 0.9%, or ¥214 million.
In Other regions, investments in construction in Brazil and the Middle East increased due to the hike of crude oil and natural resource prices during the first half of FY 2009. However, such investments rapidly decreased following the financial crisis during the second half of FY 2009. A sharp decline in currencies of emerging countries also accelerated the rapid decline of new construction starts. In Oceania, net sales on a local currency basis increased by 4.8%, however, this was largely affected by the decline of currencies in the second half of FY 2009. The Australian dollar fell by 18.5% against the Japanese yen and Brazil’s Real declined by 14.4% (year-over-year comparison on exchange rates for net sales). Excluding the effect of currency translation, sales in Other regions increased by 6.4%, or ¥3,245 million.

Review of Performance by Product Group
Power Tools
The Power Tools group offers a wide range of products such as drills, grinders and sanders, rotary hammers and hammer drills, demolition hammers and electric breakers, cordless impact drivers, circular saws, slide compound saws and cutters. These products represent the largest portion of Makita’s consolidated net sales.
In FY 2009, sales of power tools decreased by 16.1% to ¥214,703 million year-over-year, accounting for 73.0% of consolidated net sales. In Japan, sales of power tools decreased by 11.9% to ¥20,788 million, accounting for 45.0% of the domestic net sales. Overseas sales of power tools decreased by 16.5% to ¥193,915 million, accounting for 78.3% of overseas net sales.
New products launched during FY 2009 included brushless impact drivers and rotary hammers equipped with 36V lithium-ion batteries.
Gardening and Household Products
Principal products in Makita’s gardening and household products group include chain-saws, brush-cutters, vacuum cleaners and cordless cleaners. In FY 2009, sales of gardening and household products decreased by 8.6%, to ¥36,916 million, which accounted for 12.6% of consolidated net sales. Domestic sales of gardening and household products decreased by 15.9%, to ¥12,907 million, accounting for 27.9% of total domestic sales. Overseas sales of gardening and household products decreased by 4.2%, to ¥24,009 million, accounting for 9.7% of total overseas sales in FY 2009.
New products launched during FY 2009 included cordless cleaners and sprays powered by lithium-ion batteries, low-vibration hedge trimmers and backpack-type, mini 4-stroke engine-equipped grass cutters.
In FY 2008, Makita acquired all outstanding shares of Fuji Robin Industries, Ltd. (currently Makita Numazu Corporation), in exchange for approximately ¥2,673 million in cash and 81,456 Makita shares (with a fair value of ¥397 million) aimed to expand its business in the gardening equipment market. Makita Numazu engages primarily in the production of engine-equipped gardening equipment, especially mini 4-stroke engines that are environment-friendly in terms of noise and exhaust emissions, and therefore future sales expansion is anticipated. While such effects is yet to be seen in terms of sales and profits, such effect can be expected after engine production is transferred to Makita’s plants in China in order to reduce costs of production of engine-equipped gardening equipments.
Parts, Repairs and Accessories
Makita’s after-sales services include the sales of parts, repairs and accessories. In FY 2009, the sales of parts, repairs and accessories decreased by 8.4%, to ¥42,415 million, accounting for 14.4% of consolidated net sales. Domestic sales of parts, repairs, and accessories decreased by 5.4% to ¥12,527 million, accounting for 27.1% of domestic net sales.
Overseas sales of parts, repairs, and accessories decreased by 9.6% to ¥29,888 million, accounting for 12.0% of overseas net sales.
Cost of Sales
Cost of sales decreased by 14.2%, or ¥28,326 million to ¥170,894 million compared with FY 2008.
The ratio of cost of sales improved by 0.1 point from 58.2% in to 58.1% compared with FY 2008. The 0.1 point improvement of the cost of sales on a full-fiscal year basis is mainly due to positive effects from strong sales in the first half of FY 2009, a rise in the production rate of the plants in China and favorable exchange rate fluctuations, despite a decline in sales during the second-half of FY 2009 and rapid appreciation of the Japanese yen resulting in a rise in the cost of sales.
Gross Profit
Gross profit on sales decreased by 14.1%, or ¥20,217 million, to ¥123,140 million.
Gross profit margin rose by 0.1 point from 41.8% to 41.9% compared with FY 2008.

Selling, General and Administrative Expenses
Selling, general and administrative expenses for FY 2009 decreased by 4.7%, or ¥3,563 million from FY 2008 to ¥72,635 million compared with FY 2008.
R&D cost mainly incurred in Japan increased. Although personnel cost increased overseas on a local currency basis, the corresponding amount in Japanese yen decreased due to the appreciation of the Japanese yen. In FY 2009, selling, general and administrative expenses excluding the impact of currency fluctuations increased by 4.1%, or ¥3,121 million compared with FY 2008. The ratio of selling, general and administrative expenses to sales rose by 2.5 points from 22.2% in FY 2008 to 24.7% in FY 2009.
Losses (Gains) on Disposal or Sales of Property, Plant and Equipment
In FY 2009, the Company demolished parts of its head office building and Okazaki plant through reconstruction projects. Makita recognized net losses on disposal or sales of property, plant and equipment of ¥430 million in FY 2009, compared with net losses of ¥128 million in FY 2008.
Operating Income
As a result of the above, operating income for FY 2009 decreased by 25.3%, or ¥16,956 million to ¥50,075 million. This decrease was mainly due to currency fluctuations and decrease in sales. Operating margin decreased by 2.6 points, from 19.6% to 17.0% compared with FY 2008.
Other Income (Expense)
In FY 2009, other expense was ¥6,058 million, compared with other expense of ¥1,260 million in FY 2008.
The major components of other expense were as follows:
(1) Realized losses on securities amounted to ¥3,548 million, compared with realized losses on securities of ¥1,384 million in FY 2008. This increase of losses was mainly due to the decline of stock price.
(2) The amount of foreign exchange losses increased by ¥2,175 million, to ¥3,408 million, in FY 2009 due to foreign exchange losses mainly in Brazil and China.
As the Company operates using only its equity capital, and the subsidiaries are financed by loans from within the Group, the variation in interest expense is insignificant.
Income before Income taxes
Income before income taxes for FY 2009 decreased by 33.1%, or ¥21,754 million, to ¥44,017 million. This was the first profit decline in seven fiscal years. The ratio of income before income taxes to sales in FY 2009 decreased by 4.2 points, from 19.2% to 15.0% compared with FY 2008.
Provision for Income taxes
Provision for income taxes for FY 2009 amounted to ¥10,731 million, a decrease of 45.6%, or ¥8,997 million, compared with FY 2008. The FY 2009 tax rate decreased because the ratio of the overall net income of overseas subsidiaries to consolidated net income increased. As a result, the effective tax rate for FY 2009 was 24.4%, a decrease of 5.6 points from 30.0% for FY 2008.
Net Income
As a result of the above, net income for FY 2009 decreased by 27.7%, or ¥12,757 million, to ¥33,286 million compared with FY 2008. Net income ratio to sales was 11.3% in FY 2009.
Earnings per Share
Basic earnings per share of common stock decreased by 26%, to ¥236.9 in FY 2009 from ¥320.3 in FY 2008. In FY 2009, the Company repurchased six million shares of its own stock and then retired four million shares of treasury stock.

Regional Segments
Segment information described below is based on the location of the Company and its relevant subsidiaries.
Japan Segment
In FY 2009, sales in the Japan segment decreased by 15.3%, to ¥120,230 million. Sales to external customers decreased by 11.9% to ¥63,859 million, which accounted for 21.7% of consolidated net sales. The decrease reflects 11.4% decrease in sales in the domestic market. The decrease was largely caused by the sharp decline in exports to North America and Europe further affected by inter-segment sales and the appreciation of the Japanese yen against mainly the U.S. dollar, the euro, the Australian dollar and the British pound. Segment operating expenses in Japan decreased by 6.6%, to ¥112,109 million, operating income decreased by 63.1%, to ¥8,121 million in FY 2009.
Europe Segment
In FY 2009, sales in the Europe segment decreased by 14.7% to ¥141,384 million. Sales to external customers decreased by 14.3%, to ¥137,230 million, which accounted for 46.7% of consolidated net sales. This decrease is mainly due to a decrease of sales in Europe and depreciation of local currencies in Europe. Segment operating income decreased by 26.9%, to ¥19,716 million.
North America Segment
In FY 2009, sales in the North America segment decreased by 23.3%, to ¥47,136 million. Sales to customers decreased by 24.5% to ¥42,446 million, which accounted for 14.4% of consolidated net sales. Operating income decreased by 50.8%, to ¥845 million. This decrease in sale was primarily due to a large decline in sales in the United States, most notably a significant decrease in sales at specialty stores for professional applications.
Asia Segment (excluding Japan)
In FY 2009, sales in the Asia segment decreased by 14.1% to ¥96,651 million. Sales to external customers decreased by 11.7%, to ¥9,954 million, which accounted for 3.4% of the consolidated net sales. This decrease is primarily due to declines in sales of subsidiaries in Singapore, Hong Kong and China, as well as the adverse effect of exchange rate fluctuations. Segment operating income decreased by 12.9%, to ¥12,213 million in FY 2009.
Other Segment
In FY 2009, sales in the Other segment decreased by 4.5% to ¥40,666 million. Sales to external customers decreased by 4.3%, to ¥40,545 million, which accounted for 13.8% of the consolidated net sales. Although the number of products sold increased, sales on the Japanese yen basis decreased due to the effect of unfavorable exchange rates. Segment operating income decreased by 13.3%, to ¥4,850 million, in FY 2009.

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
In terms of product type, the sales of power tools increased by 21.3%, or ¥44,975 million, gardening and household products increased by 43.7%, or ¥12,287 million, and revenue from parts, repairs and accessories increased by 13.2%, or ¥ 5,382 million. In particular, sales of drills, hammer drills, rotary hammers and grinders increased.
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
The increased sales in Europe in FY 2008 primarily reflected the appreciation of the euro against the Japanese yen, as well as the introduction of new products, particularly rotary hammers with AVT (Anti Vibration Technology) and lithium ion battery products. Net sales in yen terms increased in Russia and Eastern Europe by 44.0%, in the United Kingdom by 24.6%, in Germany by 30.7% and in France by 18.4% compared to FY 2007. Excluding the effect of fluctuations of the local currencies, net sales in Europe would have increased by 20.4%, or ¥25,298 million in FY 2008.
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
The group offers a wide range of products such as dependable drills, rotary hammers, hammer drills, demolition hammers, grinders, cordless impact driver and sanders. This group generates the largest portion of Makita’s consolidated net sales.
In FY 2008, sales of power tools grew by 21.3%, to ¥255,869 million, accounting for 74.7% of consolidated net sales. In Japan, sales of power tools decreased by 6.6%, to ¥23,605 million, accounting for 45.2% of total domestic sales. Overseas sales of power tools increased by 25.1% to ¥232,264 million, or 80.0% of total overseas sales.
Gardening and Household Products
Principal products in Makita’s gardening and household products group include chain saws, petrol brush-cutter, vacuum cleaners and cordless cleaners. In FY 2008, Makita recorded a 43.7% increase in sales of gardening and household products, to ¥40,410 million, or 11.8% of consolidated net sales. Domestic sales of gardening and household products increased by 69.0%, to ¥15,340 million, accounting for 29.4% of total domestic sales. Makita Numazu, which became a subsidiary in May 2007 to strengthen the area of gardening tools including engine-powered tools, contributed to increased sales in Japan. Makita recorded a 31.6% increase in overseas sales of gardening and household products, to ¥25,070 million, which accounted for 8.6% of total overseas sales in FY 2008.
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
Operating Income
As a result of the above, operating income for FY 2008 increased by 39.1% to ¥67,031 million. Operating income margin increased by 2.4 points, from 17.2% in FY 2007 to 19.6% in FY 2008.
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
Provision for Income taxes
Provision for income taxes for FY 2008 amounted to ¥19,728 million, an increase of 59.7%, or ¥7,376 million, as compared with FY 2007 due mainly to an increase in taxable income. In FY 2007, Makita reversed the valuation allowance on deferred tax assets in the amount of ¥2,701 million related to certain subsidiaries based on both improved performance in recent years and a steady outlook for the future performance of these subsidiaries, and thus the valuation allowance decreased by ¥2,655 million, including the effect of translation. However, in FY 2008, the balance of valuation allowance remained relatively unchanged compared with FY 2007. As a result, the effective tax rate for FY 2008 was 30.0%, 5.0 points increased from 25.0% for FY 2007.
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
Cooperative advertisings are provided to certain customers as a contribution to or as sponsored funds for advertisements. Under cooperative advertising programs, Makita does not receive an identifiable benefit sufficiently separable from its customers. Accordingly, cooperative advertisings are also recognized as a reduction of revenue at the time the related revenue is recognized based on Makita’s ability to reliably estimate such future advertising to be taken.
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

The following table shows the changes in accruals for volume-based rebates, cooperative advertising and cash discounts for the years ended March 31, 2007, 2008 and 2009:

	Japanese yen			U.S. dollars
	(In millions)			(In thousands)
	For the year ended March 31,
	2007	2008	2009	2009
Volume-based rebates:
Actual payment for the year	¥(6,139)	¥(9,626)	¥(10,343)	$(104,475)
Charged to earnings for the year	7,477	9,897	7,866	79,455
Translation adjustments	(203)	346	662	6,687
Accrued expenses or deduction of account receivables (BS) as of March 31	3,859	4,476	2,661	26,879
Cooperative advertisings:
Actual payment for the year	(2,576)	(3,585)	(3,981)	(40,212)
Charged to earnings for the year	3,026	3,517	3,435	34,697
Translation adjustments	(70)	64	185	1,869
Accrued expenses or deduction of account receivables (BS) as of March 31	957	953	592	5,980
Cash discounts:
Actual payment for the year	(5,439)	(5,891)	(5,514)	(55,697)
Charged to earnings for the year	5,315	5,881	5,444	54,990
Translation adjustments	(19)	58	14	141
Accrued expenses or deduction of account receivables (BS) as of March 31	348	396	340	3,434
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
Fair value is determined based on recent transactions involving sales of similar assets, by discounting expected future cash flows, or by using other valuation techniques. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or a shorter expected future period to generate such cash flows, additional impairment charges may be required.
In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and in turn affect Makita’s consolidated results of operations and financial condition.

Retirement and Termination Benefit Plans
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
The Company and certain of its subsidiaries have various contributory and noncontributory employee benefit plans covering substantially all of their employees. The discount rate assumed to determine the pension obligation for the pension plan was 2.5% as of March 31, 2009.
As of March 31, 2009, Makita allocated 38.3% and 34.0% of plan assets to equity securities and debt securities, respectively. The value of these plan assets are influenced by fluctuations in world securities markets. Significant depreciation or appreciation will have corresponding impact on future expenses.
The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Makita’s pension plans as of March 31, 2009.

	Change in	Change in
	projected benefit	pre-tax pension
Change in assumption	obligation	expenses
Japanese yen (In millions)

50 basis point increase / decrease in discount rate	(2,135)/2,384	(2)/ 1
50 basis point increase / decrease in expected return on assets	—	(188)/ 188

While Makita believes that the assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect Makita’s accrued retirement and termination benefits and future expenses.
Although pension liability increases in the current unfavorable investment environment, Makita holds sufficient surplus funds. Therefore, Makita is satisfied that its pension plans can be maintained.

Realizability of Deferred Income Tax Assets
Makita is required to estimate its income taxes in each of the jurisdictions in which Makita operates. This process involves estimating Makita’s current tax provision together with assessing temporary differences resulting from differing treatment of items for income tax reporting and financial accounting and reporting purposes. Such differences result in deferred income tax assets and liabilities, which are included within Makita’s consolidated balance sheets. Makita must then assess the likelihood that Makita’s deferred income tax assets will be recovered from future taxable income and, to the extent Makita believes that recovery is not “more likely than not”, Makita must establish a valuation allowance.
Significant management judgment is required in determining Makita’s provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against Makita’s gross deferred income tax assets. During FY 2008 and FY 2009, Makita reversed a portion of the valuation allowance in the amount of ¥237 million and ¥32 million, respectively. Makita has recorded a valuation allowance of ¥329 million as of March 31, 2009 against certain deferred income tax assets because of no tax planning strategy and an anticipated expiration of net operating loss carry forwards. For the balance of deferred income taxes, although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred income tax assets, less the valuation allowance, will be realized. The amount of such net deferred income tax assets that are considered realizable, however, could change in the near term and any such change may have a material effect on Makita’s consolidated results of operations and financial position if estimates of future taxable income are different.
New Accounting Standards
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 has been subsequently amended by FASB Staff Position FAS157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FASB Staff Position FAS157-2, “Effective Date of FASB Statement No. 157.” SFAS No. 157, as amended, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for instruments within its scope. SFAS No. 157, as amended, is effective from the fiscal period beginning after November 15, 2007, except for non-financial assets and liabilities that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually), for which it is effective from the fiscal period beginning after November 15, 2008. SFAS No. 157, as amended, is required to be adopted by Makita in this fiscal year. This Statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption did not give rise to any material effect on Makita’s consolidated financial position or results of operations. Makita does not expect the adoption of SFAS No. 157 for non-financial assets and liabilities that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually) from the fiscal period beginning after November 15, 2008 will have a material impact on its consolidated results of operations and financial condition.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”, which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option reports unrealized gains and losses in earnings. SFAS No. 159 is effective for fiscal periods beginning after November 15, 2007 and is required to be adopted by Makita, in this fiscal year. The adoption did not give rise to any material effect on Makita’s consolidated financial position or results of operations as Makita did not elect to report financial assets and liabilities under the fair value option.
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, and No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These statements aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008 and are required to be adopted by Makita, in the fiscal year beginning April 1, 2009. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date at fair value with limited exceptions. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests (minority interests) as equity in the consolidated financial statements. The amount of net income attributable to noncontrolling interests will be included in consolidated net income on the face of the consolidated income statement. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Other than the recharacterization of minority interests, Makita does not expect the adoption of these statements will have a material impact on its consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities- an amendment of FASB Statement No. 133”, which amends and expands the current disclosures required by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 161 requires entities to provide greater transparency on how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS No. 161 does not change the existing standards relative to recognition and measurement of derivative instruments and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and is required to be adopted by Makita, in this fiscal year. In December 2008, the FASB issued FSP FAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. FSP 132(R)-1 requires additional disclosures about plan assets including investment policies, fair value of each major category of plan assets, development of fair value measurements and concentrations of risk. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009 and is required to be adopted by Makita in the year ending March 31, 2010. Makita is currently evaluating these additional disclosure requirements, but Makita does not expect the adoption of FSP 132(R)-1 will have an impact on its consolidated results of operations and financial condition.

B. Liquidity and capital resources
Makita’s principal sources of liquidity are cash on hand, cash provided by operating activities and borrowings within credit lines. As of March 31, 2009, Makita held cash and cash equivalents amounting to ¥34,215 million and the Company’s subsidiaries had credit lines up to ¥16,079 million, of which ¥110 million was used and ¥15,969 million was unused and available. As of March 31, 2009, Makita had ¥239 million in short-term borrowing, which included bank borrowings and the current portion of capital lease obligations. Short-term borrowing was used for daily operations at the subsidiaries. The amount excluding current maturities of long-term indebtedness was ¥110 million, a decrease of 93% or ¥1,472 million from FY 2008. For further information regarding Makita’s short-term borrowings, including the average interest rates, see Note 11 to the accompanying consolidated financial statements.
The Company’s subsidiaries are financed by loans within the Makita Group—from subsidiaries with surplus funds to subsidiaries that lack funds—and the variation in interest expense is insignificant.
As of March 31, 2009, Makita’s total short-term borrowings and long-term indebtedness amounted to ¥1,057 million, representing a decrease of 59.8% from ¥2,632 million reported for FY 2008. Makita’s ratio of indebtedness to shareholders’ equity was down by 0.4 points to 0.4%. This decrease was mainly due to a decrease of long-term borrowing, which decreased from ¥908 million to ¥818 million. Makita expects to continue to incur additional indebtedness from time to time as required to finance working capital needs. Makita has no potentially significant refinancing requirements in FY 2009 and thereafter.
Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥34,215 million as of March 31, 2009, together with Makita’s available credit facilities, cash flow from operations and funds available from long-term and short-term debt financing, will be sufficient to satisfy its future working capital needs, capital expenditure and research and development through FY 2010 and thereafter.
Makita requires operating capital mainly to purchase materials required for production, to conduct research and development, to respond to cash flow fluctuations related to changes in inventory levels and to cover the payment cycle of receivables from wholesalers. Makita further requires funds for capital expenditures, mainly to expand production facilities and purchase metal molds. Makita also requires funds for financial expenditures, primarily to pay dividends and to repurchase its own stock.
Maintaining the level of Makita’s production and marketing activities requires capital investments of approximately ¥10 billion annually. Please see “– Fiscal Year 2009 – Capital Expenditures” below for a description of Makita’s principal capital expenditures for FY 2009 and the main planned expenditures for FY 2010. As part of the Company’s policy to maximize shareholder return, the Company distributed to its shareholders an interim dividend of ¥30 per share in November 2008, and a year-end dividend of ¥50 per share in June 2009. During FY 2009, the Company repurchased six million shares of its own stock for approximately ¥17.6 billion.
At the Ordinary General Meeting of Shareholders held in June 2009, the Company’s shareholders approved a cash dividend of ¥50 per share. The total cash dividend payments amount to ¥6,888 million, and were made in June 2009.
In 2007, Makita acquired all outstanding shares of Fuji Robin Industries, Ltd.(currently Makita Numazu Corporation) for approximately ¥2.7 billion in cash and 81,456 Makita shares. Makita financed the cash portion of the purchase price from internal sources.
Makita believes it will continue to be able to access the capital markets on terms and for amounts that will be satisfactory to it and as necessary to support the business and to engage in hedging transactions on commercially acceptable terms.
While Makita had received an A+ rating from Standard & Poor’s Financial Services LLC through the end of FY 2008, starting FY 2009, Makita no longer requests ratings from rating agencies in consideration of its cost reduction efforts. Makita believes that because its financial health is ensured by a high equity ratio, there is little need for financing through bank borrowings or corporate bonds issuances.

FY 2009
Cash Flows
Net cash provided by operating activities decreased by ¥7,097 million from ¥29,275 million in FY 2008 to ¥22,178 million in FY 2009, due to the deterioration of business results in the second half of FY 2009. Primary factors that affected such result include the following:
Cash flow increasing factors:
•	¥25,428 million increase due to lower levels of cash used in operating activities such as purchases of parts and raw materials, selling, general and administrative expenses and income tax payments
Cash flow decreasing factors:
•	¥32,525 million decrease due to lower level of cash received from customers as a result of decrease in sales
Net cash provided by investing activities was ¥232 million in FY 2009 as opposed to net cash used in investment activities in the amount of ¥4,508 million in FY 2008 primarily as a result of the following:
•	¥20,565 million decrease due to lower purchases of available-for-sale securities and held-to-maturity

•	¥8,302 million decrease of sales and maturities of securities

•	¥4,791 million decrease due to proceeds from maturity of time deposits

•	¥2,010 million increase due to higher capital expenditures including expenditures for the partial reconstruction of the Okazaki Plant, purchases of metal molds for the manufacture of new products, construction of the research and development facility at the Makita China Plant, expansion of the Makita Romania Plant, construction of the second plant in Brazil and construction of the headquarter building of the sales company in France
Net cash used in financing activities increased by ¥19,364 million from ¥13,815 million in FY 2008 to ¥33,179 million in FY 2009 primarily as a result of the following:
•	¥17,640 million used for repurchase of the Company’s own shares of common stock

•	¥1,638 million increase due to dividends paid
Accounting for all these activities and the effect of exchange rate fluctuations, Makita’s cash and cash equivalents decreased by ¥12,091 million from ¥46,306 million as of the end of FY 2008 to ¥34,215 million as of the end of FY 2009.
In FY 2009, demand for cash was high due to an increase in inventories, the repurchase of the Company’s own shares, capital expenditures and dividend payments, resulting in a year-over-year decline of ¥12,091 million in the cash balance as of March 31, 2009.
The downturn of the worldwide economy, which unfolded while Makita was enhancing its production system, resulted in a substantial decrease in sales in the second half of FY 2009. Inventory amount increased by ¥17,314 million in FY 2009 compared to the previous fiscal year, despite Makita’s efforts in adjusting its production level during the fourth quarter of FY 2009.
Capital expenditures are expected to be lower in FY 2010 compared to FY 2009, even though several relocation and/or expansion projects for certain facilities are planned. Makita expects the difficult business environment to continue in FY 2010 and projects a considerable decrease in net income in FY 2010 compared with FY 2009. Makita plans to reduce its inventory level by adjusting production levels in FY 2010.
Makita also expects a longer period for recovering trade accounts receivable in FY 2010, because Makita has granted an extension to several customers who are facing difficulties in financing as a result of the financial crisis. Makita expects its cash flow to increase in general, as the Company does not plan to repurchase its own shares.

Capital Expenditures
Makita has continued to allocate sizable amounts of funds for capital expenditures, which it believes is crucial for sustaining long-term growth. In light of the severity of the current market competition, however, Makita has focused its capital investments on constructing or expanding its plants in Brazil, Romania and China and also purchasing metal molds to manufacture new products. This required Makita to increase the amount of its capital expenditures in FY 2009 compared to FY 2008, amounting to ¥12,980 million, ¥15,036 million and ¥17,046 million for FY 2007, 2008 and 2009, respectively.
Capital expenditures in FY 2009 were primarily used for the partial reconstruction of the Okazaki Plant, purchases of metal molds for the manufacture of new products, the construction of the second plant in Brazil and the extension of the Makita Romania Plant to reinforce the global production system, as well as the construction of the headquarters building at a sales company in France.
Capital investments of the Company amounted to approximately ¥6.2 billion, while capital investment of overseas subsidiaries amounted to approximately ¥10.8 billion. All of Makita’s capital expenditures in FY 2009 were funded through internal sources.
Under its investment plans for FY 2010, the Makita Group is scheduled to make capital investments totaling ¥13 billion, which is 24% lower than for FY 2009. Of this total, the Company plans to make direct investments of ¥3.1 billion and its consolidated subsidiaries will invest ¥9.9 billion.
The Company’s main capital investment plan is to purchase metal molds for the manufacture of new products, rebuild the delivery center in the Okazaki Plant, and construct the Tokyo Technical Center.
The main facilities investments by consolidated subsidiaries include ¥9.9 billion in capital expenditures for production facilities in the China Plant, the purchase of metal molds for the manufacture of new products and the construction of the headquarters building and warehouses at sales companies in Europe and Asia. The projected capital expenditure in FY 2010 is planned to be funded by equity capital.
Financial Position
Total assets at the end of FY 2009 were ¥336,644 million, down 12.9% from the previous fiscal year-end. Total current assets decreased by 17.2% to ¥240,403 million, owing to such factors as a decrease of cash and cash equivalents, and securities.
Inventories decreased by ¥1,185 million from ¥112,187 million at the end of FY 2008 to ¥111,002 million at the end of FY 2009.
Property, plant and equipment, at cost less accumulated depreciation, increased by 5.3%, to ¥72,696 million. This increase was mainly due to relocation of headquarters in France and construction of the second plant in Brazil.
Investments and other assets decreased by 13.0%, to ¥23,545 million. This decrease was mainly due to a decrease of investment securities.
Total current liabilities decreased by 31.6%, to ¥40,817 million mainly due to decrease in income taxes payable, trade notes and accounts payable. The current ratio improved to 5.9 in FY 2009 from 4.9 in FY 2008.
Long-term liabilities increased by 29.3%, to ¥10,081 million, mainly due to an increase in pension obligations as a result of the increase in unrealized loss on securities.
Shareholders’ equity decreased by 10.4%, to ¥283,485 million. The main reasons for this decrease was the decrease in accumulated other comprehensive income.
Fluctuations in the accumulated other comprehensive income (losses) were due to the following reasons:
1.	Accumulated other comprehensive income occurred through net unrealized holding gains on available-for-sale securities were due to the decrease in the unrealized gains on available-for-sale securities as a result of the depreciation of the market value of the Company’s securities holding,
2.	Accumulated other comprehensive losses occurred through pension liability adjustment were due to the increase in net actuarial loss as a result of the depreciation of the market value of the plan asset ,
3.	Accumulated other comprehensive losses occurred through foreign currency translation adjustments were due to the decrease in foreign currency translation adjustments as a result of appreciation of the Japanese yen against the British pound, euro and U.S. dollars.
As a result, the shareholders’ equity ratio increased to 84.2%, from 81.9% in the previous fiscal year-end.

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
Shareholders’ equity increased by 4.6%, to ¥316,498 million. The main reasons for this increase are an increase in retained earnings, from ¥215,365 million in FY 2007 to ¥249,191 in FY 2008.
Fluctuations in the accumulated other comprehensive income (losses) are due to the following reasons:
1.	Accumulated other comprehensive income occurred through net unrealized holding gains on available-for-sale securities are due to the decrease in the unrealized gains on available-for-sale securities as a result of the depreciation of the market value of the Company’s securities holding,
2.	Accumulated other comprehensive losses occurred through pension liability adjustment are due to the increase in net actuarial loss as a result of the depreciation of the market value of the plan asset,
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
Approximately 660 of Makita’s employees are engaged in research and development of technologies in which Makita has a competitive edge and the development of new products.
Makita regards R&D as a high priority and believes that having a strong capability in R&D is crucial to its continuing development of high-quality, reliable products that meet users’ needs. In FY 2009, Makita allocated ¥6,883 million to R&D, an increase of 16.2% compared with FY 2008. In FY 2008, Makita allocated ¥5,922 million to R&D, an increase of 8.5% compared to FY 2007. The ratio of R&D expenses to net sales was approximately 2.3% in 2009, 1.7% in FY 2008 and 2.0% in FY 2007, respectively.
Makita is placing greater emphasis on designing power tools that are smaller and lighter, that feature electronic controls and that have internal power sources allowing for cordless operation.
Makita has developed the Optimum Charging System, a battery recharging system which employs digital communication functions between the recharger and the battery to provide information on the status of the battery’s charge, and automatically selects the most appropriate recharging mode. This system enables batteries to last longer. In particular, for lithium ion batteries, the total operable hours of use has been doubled compared to the conventional batteries.
Makita also developed an original battery verification system that can be connected to personal computers. Through the use of this system, customers and users can check the status of the battery’s charge and the history of the battery’s usage.
Makita is also placing more emphasis on developing safe products with reduced dust emissions that feature low noise, level and low vibration. Makita developed power tools featuring an AVT mechanism that meet operating environment related regulations, which have increasingly become stringent, especially in Europe. These power tools have been highly acclaimed by commercial users. Makita also focuses on designing recyclable products that are environmentally-friendly.
Makita also strives to reduce the development time for new products in order to effectively meet the needs of users. In addition, Makita has been focusing on developing models that use generic parts, as well as consolidating the variety of products to reduce cost. Makita established a R&D division at Makita China Plant where local personnel are hired to accelerate the development of general-purpose products. Furthermore, Makita plans to establish the Tokyo Technical Center to improve its ability to develop engine-equipped gardening equipment and enhance product line-up.
New products developed during FY 2009 include rotary hammers equipped with 36V lithium-ion batteries, brushless motor-based impact drivers, low-vibration electric hedge trimmers and lithium ion battery based cordless sprays.

D. Trend information
Given the ongoing worldwide recession, global demand for power tools will likely remain stagnant, competition is expected to intensify and exchange rate fluctuations will likely continue. Consequently, the business environment in which the Makita Group operates is expected to remain difficult in the foreseeable future.
Accordingly, for FY 2010, Makita projects an appreciation of the Japanese yen compared with FY 2009, with exchange rates of U.S.$1=¥95 and €1=¥125 for FY 2010.
Makita expects sales to recover in the emerging markets in the second half of FY 2010 where potential demand for Makita’s products is strong.
However, Makita expects the demand for power tools to remain weak in the developed markets such as Japan, the United States and Western Europe.
In Japan, the level of housing construction activities is expected to be lower in FY 2010 compared to that of FY 2009. In Europe, competition is likely to intensify as a result of contraction of the market, and there is a concern that prices of products will decline. In the United States, market condition is expected to remain stagnant, and price competition is expected to further intensify. In Asia, lower demand is expected and procurement costs of Makita’s local subsidiaries are likely to increase due to depreciation of local currencies. Sales in Asia in FY 2010 will highly depend on the recovery of demand in India and China, however, sales are expected to remain slow in export-dependent countries. In Central and South America, weak business conditions are expected to continue in the Central America region affected by the sluggish U.S. economy however, the Brazilian market is expected to remain steady. In the Middle East, the difficult economic climate is likely to continue until foreign investment into the region recommences. In Oceania, economic recovery is likely to depend on the exchange rate of the Australian dollar and exports.
Makita is currently adjusting production levels in each production base based on its FY 2010 sales plan, and is striving to reduce excess inventories and maintain appropriate levels of inventories for its products.
Under such business environment, Makita intends to maintain and further enhance its leading sales and after-sales systems by enhancing its capability for developing environment-friendly power tools and gardening equipment; and compact engines that are responsive to environmental standards and needs, strengthen its global production system to flexibly respond to the changing market conditions and further reduce production costs, and enhance its sales and after-sales activities for commercial users.
E. Off-balance sheet arrangements
A subsidiary of the Company discounted notes receivable to fund their working capital in FY 2009. Makita also has certain operating leases entered into in the ordinary course of business. Discounted notes receivable were not significant as of March 31, 2009. See Note 15 to the accompanying consolidated financial statements.

F. Tabular disclosure of contractual obligations

		Japanese yen (In millions)
		Expected payment date, year ending March 31,
	Total	2010	2011	2012	2013	2014	Thereafter
Capital lease	447	129	278	27	11	2	—
Interest expenses on capital lease	35	17	17	1	—	—	—
Operating lease	2,203	681	503	319	242	175	283
Unsecured loans from bank	500	—	—	500	—	—	—
Contributions to defined benefit plan	2,569	2,569	—	—	—	—	—
Purchase obligation	9,261	9,164	97	—	—	—	—

Total	¥15,015	¥12,560	¥895	¥847	¥253	¥177	¥283

		U.S. dollars (In thousands)
		Expected payment date, year ending March 31,
	Total	2010	2011	2012	2013	2014	Thereafter
Capital lease	4,515	1,303	2,808	273	111	20	—
Interest expenses on capital lease	354	172	172	10	—	—	—
Operating lease	22,253	6,879	5,081	3,222	2,444	1,768	2,859
Unsecured loans from bank	5,051	—	—	5,051	—	—	—
Contributions to defined benefit plan	25,949	25,949	—	—	—	—	—
Purchase obligation	93,545	92,566	979	—	—	—	—

Total	$151,667	$126,869	$9,040	$8,556	$2,555	$1,788	$2,859

Note:	1. Determination of contributions to defined benefit plan after FY 2010 is not practicable.
2. The notional amount of derivative financial instruments that are expected to settle in FY 2010 is ¥24,666 million and their estimated fair value is ¥(1,162) million at March 31, 2009. Please see note 17 to the consolidated financial statements for further information.
G. Safe harbor
All information is not historical in nature disclosed under Item 5.
Forecasts of operating and financial results and statements of trend information and contractual obligations are forward-looking statements.
See “Cautionary Statement with Respect to Forward-Looking Statements” for additional information.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
The board of directors of the Company resolved at a meeting held on April 28, 2009 to adopt a corporate officer system effective June 25, 2009 in order to promote prompt execution of Makita’s business affairs. To this end, Makita has decided to reduce the number of the Company’s directors by three directors.
The Directors and Statutory Auditors of the Company as of June 26, 2009 are as follows:
Masahiko Goto
Current Position: President, Representative Director and Chief Executive Officer since May 1989
Date of Birth: November 16, 1946
Director since: May 1984
Business Experience:
     May 1984: Director, General Manager of General Planning Department
     July 1987: Managing Director of Administration Headquarters
Yasuhiko Kanzaki
Current Position: Director, Managing Corporate Officer, in charge of International sales and General Manager of International Sales
     Headquarters: Europe, Middle East and Africa Region since June 2009
Date of Birth: July 9, 1946
Director since: June 1999
Business Experience:
     April 1995: Director of Makita International Europe Ltd.
     June 1999: Director, Assistant General Manager of International Sales Headquarters 1
     June 2003: Director, General Manager of International Sales Headquarters (Europe Region)
     June 2007: Managing Director, General Manager of International Sales Headquarters (Europe Region)
Tadayoshi Torii
Current Position: Director, Managing Corporate Officer, in charge of Production and General Manager of Production Headquarters since
     June 2009
Date of Birth: December 10, 1946
Director since: June 2001
Business Experience:
     October 1998: General Manager of Production Department
     June 2001: Director, General Manager of Quality Control Headquarters
     June 2003: Director, General Manager of Production Headquarters
Shiro Hori
Current Position: Director, Managing Corporate Officer in charge of International Sales and General Manager of International Sales
     Headquarters: America, Asia and Oceania Region since June 2009
Date of Birth: February 24, 1948
Director since: June 2003
Business Experience:
     April 1997: Assistant General Manager of Europe Sales Department
     March 1999: General Manager of Europe Sales Department
     June 2003: Director, General Manager of International Sales Headquarters: America Area and International Administration
     September 2007: Director, General Manager of Overseas Sales Headquarters (America, Asia, and Oceania Area and International
          Administration)
Tomoyasu Kato
Current Position: Director, Corporate Officer, General Manager of Research and Development Headquarters in charge of Research and
     Development since June 2009
Date of Birth: March 25, 1948
Director since: June 2001
Business Experience:
     March 1999: General Manager of Technical Administration Department
     June 2001: Director, General Manager of Research and Development Headquarters

Tadashi Asanuma
Current Position: Director, Corporate Officer, in charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters
     since June 2009
Date of Birth: January 4, 1949
Director since: June 2003
Business Experience:
     April 1995: Manager of Saitama Branch Office
     April 2001: General Manager of Osaka Sales Department
     June 2003: Director, Assistant General Manager of Domestic Sales Marketing Headquarters
     July 2007: Director, General Manager of Domestic Sales Marketing Headquarters (Tokyo Sales Department)
Hisayoshi Niwa
Current Position: Director, Corporate Officer, General Manager of Quality Headquarters since June 2009
Date of Birth: February 24, 1949
Director since: June 2003
Business Experience:
     April 1995: Assistant General Manager of Production Control Department
     October 1999: General Manager of Production Control Department
     June 2003: Director, General Manager of Quality Control Headquarters
     April 2005: Director, General Manager of Quality Headquarters
Shinichiro Tomita
Current Position: Director, Corporate Officer, General Manager of Research and Development Headquarters in charge of Product Development since June 2009
Date of Birth: January 11, 1951
Director since: June 2007
Business Experience:
     October 2001: General Manager of Production Engineering Department
     September 2003: President of Makita (China) Co., Ltd.
     June 2007: Director, Assistant General Manager of Production Headquarters in charge of China Plant
Tetsuhisa Kaneko
Current Position: Director, Corporate Officer and General Manager of Purchasing Headquarters since June 2009
Date of Birth: April 6, 1955
Director since: June 2007
Business Experience:
     April 2004: General Manager of Technical Research Department
     August 2005: General Manager of 2nd Production Department
     October 2006: General Manager of 1st Production Department
     June 2007: Director, General Manager of Purchasing Headquarters
Yoji Aoki
Current Position: Director, Chief Financial Officer, Corporate Officer and General Manager of Administration Headquarters since June 2009
Date of Birth: May 22, 1950
Director since: June 2009
Business Experience:
     July 2001: General Manager of Personnel Department
     July 2004: General Manager of General Administration Department
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
     January 2006: Representative partner of Masafumi Nakamura Accountancy Firm
     April 2006: Associate professor in Graduate School of Business at Aichi Shukutoku University
     June 2006: Outside Statutory Auditor for SUZUKEN CO., LTD.
     June 2007: Outside Statutory Auditor for Taiyo Kagaku Co., Ltd.
     November 2008: Outside Statutory Auditor for Shinwa Co., Ltd.
     April 2009: Professor in Graduate School of Business at Aichi Shukutoku University
Michiyuki Kondo
Current Position: Outside Statutory Auditor since June 2008
     (Attorney-at-law, Kondo Michiyuki Law Firm)
Date of Birth: October 23, 1944
Outside Statutory Auditor since: June 2008
Business Experience:
     April 1971: Attorney-at-law, Takasu Hiroo Law Firm
     May 1977: Established Kondo Michiyuki Law Firm
     May 2005: Outside Statutory Auditor for ELMO Co., Ltd.
The term of each director listed above expires in June 2011. The terms of Mr. Toshihito Yamazoe as Statutory Auditor and of Mr. Haruhito Hisatsune and Michiyuki Kondo as Outside Statutory Auditor expire in June 2012.
There are no family relationships between any of the individuals named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above.

B. Compensation
The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY 2009 to all Directors and Statutory Auditors, who served during FY 2009 totaled ¥317 million. Remuneration paid by the Company during FY 2008 to all Directors and Statutory Auditors, who served during FY 2008 totaled ¥348 million. Some of the fringe benefits provided by the Company to its employees in Japan, such as medical and dental service insurance and welfare pension insurance were also made available to Directors and Standing Statutory Auditors.
The Company had an unfunded retirement and termination allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount set aside as retirement allowances for Directors and Statutory Auditors was ¥468 million as of March 31, 2008 and was ¥450 million as of March 31, 2009. However, this Executive retirement and termination allowances program was abolished by the Annual General Meeting of Shareholders held on June 29, 2006, because the program featured minimal correlation with the Company’s results while presenting strong seniority-based elements. With regard to retirement and termination allowances accrued through that day, the retirement allowance will be paid to eligible executives upon their retirement.
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
Makita announced the introduction of the corporate officer system at the Annual General Meeting of Shareholders held on June 25, 2009. The corporate officer system was introduced to improve corporate value by promoting swift execution of group strategies and strengthening the business affairs of the Company, during a period of severe fluctuation in the business environment of the Makita Group. At the board meeting, a total of 15 corporate officers were appointed, 10 of them concurrently serving as directors.
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

D. Employees
The following table sets forth information about number of employees excluding temporary employees:

	As of March 31,
	2007	2008	2009
Employees by Geographic Areas
Japan	3,007	3,206	3,171
Europe	2,001	2,323	2,381
North America	926	995	912
Asia	2,542	3,278	3,203
Other regions	586	634	745

Total	9,062	10,436	10,412

As of March 31, 2009, Makita had 10,412 regular full-time employees and 1,801 temporary employees who were not entitled to retirement or certain other fringe benefits which regular full-time employees receive.
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
The Company’s employees are members of the labor union formed on September 13, 1947 that comprises, starting February 9, 1989, the Japanese Electrical Electronic & Information Union. As of March 31, 2009, there are 2,700 members of the labor union and Makita considers its relationship with the labor union to be good.
E. Share ownership
The total number of shares of the Company’s common stock owned by the Directors and Statutory Auditors as a group as of March 31, 2009 is as follows:

Identity of	Number of	Percentage of
Person or Group	Shares Owned	Outstanding shares
Directors and Statutory Auditors	2,131,019	1.54%
The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of March 31, 2009.

Name	Position as of March 31, 2009	Number of Shares
Masahiko Goto	CEO&President, Representative Director	1,988,643
Masami Tsuruta	Managing Director	19,122
Yasuhiko Kanzaki	Managing Director	21,469
Kenichiro Nakai	CFO&Director	13,800
Tadayoshi Torii	Director	15,500
Tomoyasu Kato	Director	13,872
Shiro Hori	Director	11,813
Tadashi Asanuma	Director	6,500
Hisayoshi Niwa	Director	7,700
Zenji Mashiko	Director	7,500
Toshio Hyuga	Director	9,800
Tetsuhisa Kaneko	Director	6,300
Shinichiro Tomita	Director	3,700
Toshihito Yamazoe	Standing Statutory Auditor	5,000
Michiyuki Kondo	Outside Statutory Auditor	300

Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
Except for Masahiko Goto holding 1.44% of total numbers of shares of outstanding common stock with voting rights, excluding treasury stock, as of March 31, 2009, none of the Company’s Directors and Statutory Auditors own more than one percent of the Company’s common stock. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Act of Japan.
Under the Financial Instruments and Exchange Act of Japan, any person who becomes beneficially, solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the shares with voting rights of a company listed on a Japanese stock exchange (including ADSs representing such shares), must file a report concerning the shareholding with the Director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.
Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of the Company’s common stock as of March 31, 2009, indicated in the reports described below.

Name of Beneficial Owner	Number of Shares	Percentage
Master Trust Bank of Japan, Ltd. (Trust account)	8,867,600	6.43%
Japan Trustee Services Bank, Ltd. (Trust account)	8,538,600	6.19%
Based on information made publicly available on or after April 1, 2006, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

		Shares Owned		Number of	Shares Owned
	Date of	Prior to		Shares	After the
Name of Shareholder	Transaction	Transaction	Percentage	Changed	Transaction	Percentage
Mitsubishi UFJ Financial Group	April 30, 2006	9,022,123	6.10%	1,556,200	10,578,323	7.35%
Barclays Global Investors, N.A.	June 30, 2006	9,029,552	6.27%	(905,026)	8,124,526	5.64%
Mitsubishi UFJ Financial Group	July 31, 2006	10,578,323	7.35%	(625,100)	9,953,223	6.91%
Barclays Global Investors, N.A.	September 30, 2006	8,124,526	5.64%	(2,089,460)	6,035,066	4.19%
Nomura Asset Management	January 15, 2007	—	—	7,528,400	7,528,400	5.23%
Mitsubishi UFJ Financial Group	January 22, 2007	9,953,223	6.91%	(1,408,800)	8,544,423	5.93%
Mitsubishi UFJ Financial Group	April 14, 2008	8,544,423	5.93%	1,478,577	10,023,000	6.97%
Mitsubishi UFJ Financial Group	June 30, 2008	10,023,000	6.97%	1,462,523	11,485,523	7.98%
Mitsubishi UFJ Financial Group	October 27,2008	11,485,523	7.98%	(1,446,434)	10,039,089	6.97%
Nomura Asset Management	March 13,2009	7,528,400	5.23%	(1,677,600)	5,850,800	4.18%
As of March 31, 2009, the Company had 137,764,005 outstanding shares of common stock, excluding 2,244,755 shares of Treasury Stock. According to the Bank of New York Mellon, depositary for the Company’s ADSs, as of March 31, 2009, 3,620,303 shares of the Company’s common stock were held in the form of ADRs and there were 84 ADR holders of record in the United States. According to the Company’s register of shareholders and register of beneficial owners as of March 31, 2009, there were 16,768 holders of common stock of record worldwide and the number of record holders in the United States was 100.
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
During FY 2008, Makita acquired all outstanding shares of Fuji Robin Industries, Ltd. in exchange for approximately ¥2,673 million in cash and 81,456 Makita shares with a fair value of ¥397 million.
The Company recorded advertisement expenses of ¥2 million in FY 2008 and FY 2009, respectively, paid to Maruwa Co., Ltd., a Japanese corporation in which the Company’s President, Masahiko Goto, and his relatives hold a majority of the voting rights.
The Company recorded purchases of materials and production facilities amounting to ¥96 million in FY 2008 and ¥109 million in FY 2009 as a result of business transactions with Toa Co., Ltd., a Japanese corporation in which the Company’s President, Masahiko Goto, and his relatives hold a majority of the voting rights. In addition, in connection with such transactions, the Company recorded trade accounts payable of ¥15 million and ¥5 million, as of March 31, 2008 and March 31, 2009, respectively.
Makita recorded purchases of materials and machinery and facilities amounting to ¥658 million in FY 2008 and ¥614 million in FY 2009 as a result of business transactions with JTEKT Group, a corporation in which Motohiko Yokoyama, an Outside Director of the Company, severe as the President and Representative Director. In connection to the transactions, Makita recorded trade accounts payable of ¥65 million and ¥27 million as of March 31, 2008 and March 31, 2009, respectively.
C. Interests of experts and counsel
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
4. Not applicable.
5. Not applicable.
6. Export Sales.
7. Legal or arbitration proceedings
On or about June 30, 2009, Milwaukee Electric Tool Corporation (“Milwaukee”) and Metco Battery Technologies, LLC (“Metco”) filed a complaint, which was subsequently amended on or about July 7, 2009 (the “Milwaukee Complaint”), in the U.S. District Court for the Eastern District of Wisconsin against the Company and its subsidiaries Makita U.S.A., Inc. and Makita Corporation of America (collectively, the “Company and its U.S. Subsidiaries”) alleging infringement of certain patents registered under Milwaukee’s name. The Milwaukee Complaint seeks damages of an unspecified amount, an award of attorneys’ fees, and a permanent injunction against the Company and its U.S. Subsidiaries. The response to the Milwaukee Complaint is not yet due, and the Company and its U.S. Subsidiaries have not yet answered or otherwise responded to it. The Company believes that the Company and its U.S. Subsidiaries do not infringe any valid claim of the patents alleged in the Milwaukee Complaint.
On July 7, 2009, the Company and its U.S. Subsidiaries filed a legal action for a declaratory judgment against Milwaukee in the U.S. District Court for the Central District of California, with respect to certain patents currently registered under Milwaukee’s name, including, but not limited to, those patents Milwaukee alleged, in the Milwaukee Complaint, that the Company and its U.S. Subsidiaries infringed. The Company and its U.S. Subsidiaries seek a declaratory judgment that these patents are invalid and/or are not infringed.
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
According to this basic policy, the Company paid interim cash dividends in FY 2009 of ¥30 per share and ADS. The Company has declared a year-end cash dividend of ¥50 per share and ADS, which was approved by the shareholders’ meeting held on June 25, 2009.
The following table sets forth cash dividends per share of common stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	In Japanese yen		In U.S. dollars
Fiscal year ended March 31	Interim	Year-end	Interim	Year-end
2005	11	36	0.10	0.34
2006	19	38	0.16	0.32
2007	19	55	0.16	0.47
2008	30	67	0.30	0.67
2009	30	50	0.31	0.53
Note: Cash dividends in U.S. dollars are based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.
B. Significant changes
To Makita’s knowledge, except as a disclosed in this annual report, no significant change has occurred since the date of the annual financial statements.

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

	Tokyo Stock Exchange Price		NASDAQ Price
	Per Share of Common Stock		Per American Depositary Share
	(Japanese yen)		(U.S. dollars)
Fiscal year ended March 31,	High	Low	High	Low
2005	2,115	1,315	20.27	12.00
2006	3,820	1,755	34.19	16.15
2007	4,630	2,995	39.00	26.03
2008	5,920	2,885	50.60	27.28
2009	4,780	1,160	45.76	12.72

Quarterly
Fiscal year 2008
1 st quarter ended June 30, 2007	5,650	4,210	45.30	35.64
2 nd quarter ended September 30, 2007	5,820	4,030	47.44	35.20
3 rd quarter ended December 31, 2007	5,920	4,470	50.60	39.86
4 th quarter ended March 31, 2008	4,510	2,885	42.13	27.28

Fiscal year 2009
1 st quarter ended June 30, 2008	4,780	3,000	45.76	29.94
2 nd quarter ended September 30, 2008	4,380	1,965	39.30	19.07
3 rd quarter ended December 31, 2008	2,215	1,160	22.64	12.72
4 th quarter ended March 31, 2009	2,490	1,580	25.09	17.80

Monthly
January 2009	2,340	1,580	23.60	17.80
February 2009	2,220	1,750	24.35	19.24
March 2009	2,490	1,824	25.09	18.55
April 2009	2,500	2,125	24.79	21.68
May 2009	2,450	2,080	24.90	21.68
June 2009	2,535	2,095	25.58	22.05
B. Plan of distribution
     Not applicable
C. Markets
     See Item 9.A.
D. Selling shareholders
     Not applicable
E. Dilution
     Not applicable
F. Expenses of the issue
     Not applicable

Item 10. Additional Information
A. Share capital
     Not applicable
B. Memorandum and articles of association
Organization
The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Companies Act (kaishaho) of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Kariya Branch Office of the Nagoya Legal Affairs Bureau of the Ministry of Justice of Japan.
Objects and purposes
Article 2 of the Articles of Incorporation of the Company provides that the purposes of the Company are to engage in the following businesses:
•	Manufacture and sale of machine tools including electric power tools, pneumatic tools, engine-powered tools, etc., and wood-working tools;

•	Manufacture and sale of electric machinery and equipment, gardening machinery and various other machinery and equipment;

•	Manufacture and sale of interior furnishings and household goods and their installation work;

•	Purchase, sale, lease and management of real estate;

•	Operation of sporting and recreational facilities;

•	Casualty insurance agency and business relating to offering of life insurance;

•	Tourist business under the Travel Agency Law;

•	Acquisition, assignment and licensing of industrial property rights, copyright and other intellectual property rights and provision of technical guidance;

•	Investment in various kinds of business; and

•	All other business incidental or relative to any of the preceding items.
Directors
Under the Companies Act, each Director has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Companies Act, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The total amount of remuneration to Directors and that to Statutory Auditors are subject to the approval of the general meeting of shareholders. Within such authorized amounts the Board of Directors and the Board of Statutory Auditors respectively determine the compensation to each Director and Statutory Auditor.
Except as stated below, neither the Companies Act nor the Company’s Articles of Incorporation make special provisions as to:
•	the Directors’ or Statutory Auditors’ power to vote in connection with their compensation;

•	the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power);

•	the Directors’ or Statutory Auditors’ retirement age; or

•	requirement to hold any shares of capital stock of the Company.
The Companies Act specifically requires the resolution of the Board of Directors for a company:
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

Common stock
General
Unless indicated otherwise, set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Companies Act of Japan and related legislation.
On January 5, 2009, a new central book-entry transfer system for shares of Japanese listed companies was established pursuant to the Act Concerning Book-entry Transfer of Corporate Bonds, Shares etc. (“Book-entry Transfer Act”), and this system applies to the shares of Common Stock of the Company. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders must have accounts at account management institutions to hold their shares unless such shareholder has an account at Japan Securities Depository Center, Inc. (“JASDEC”). “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-entry Transfer Act. Transfer of the shares of Common Stock of the Company is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.
Under the Companies Act, in order to assert shareholders’ rights against the Company, transferee of shares must have its name and address registered in the Company’s register of shareholders. Under the central book-entry transfer system operated by JASDEC, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act or the Company’s Share Handling Regulations, including their names and addresses. The Company’s register of shareholders is updated when JASDEC notifies the Company of information on shareholders who hold the shares of Common Stock as of record dates set forth in the Company’s Articles of Incorporation and record dates which the Company may at any time set in order to determine the shareholders who are entitled to certain rights pertaining to the shares of Common Stock.
Non-resident shareholders are required to appoint a standing proxy in Japan or file notice of a mailing address in Japan. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. The registered holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.
Authorized capital
Under the current Articles of Incorporation of the Company, the Company may only issue shares of Common Stock. Article 6 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 496,000,000 shares.
As of March 31, 2009, 140,008,760 shares of Common Stock were in issue.

All shares of Common Stock of the Company have no par value. All issued shares are fully-paid and non-assessable, and are in registered form.
Dividends from Surplus
Dividends from Surplus — General
Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “dividends from Surplus” (“Surplus” is defined in “— Restriction on dividends from Surplus”). The Company may make dividends from Surplus to the shareholders any number of times per business year, subject to certain limitations described in “— Restriction on dividends from Surplus.” Dividends from Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the Board of Directors if:
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
Dividends from Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors authorizing a dividend from Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution.
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
Under the Articles of Incorporation, year-end dividends and interim dividends may be distributed to shareholders appearing in the Company’s register of shareholders as of March 31 and September 30 each year, respectively, in proportion to the number of shares of Common Stock held by each shareholder following approval by the general meeting of shareholders or the Board of Directors. The Company is not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.

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
If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Companies Act) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by the Company, during the period which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements prepared by the Company must be audited by the Statutory Auditors and Accounting Auditors, as required by ordinances of the Ministry of Justice.

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
When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date therefore, at least 2 weeks prior to such record date. Under the central book-entry transfer system operated by JASDEC, the Company must also give notice to JASDEC regarding a stock split at least 2 weeks prior to the relevant record date. On the effective date of the stock split, the numbers of shares recorded in all accounts held by the Company’s shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.
Consolidation of shares
The Company may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “Voting Rights”). When a consolidation of shares is to be made, the Company must give public notice or notice to each shareholder at least 2 weeks prior to the effective date of the consolidation of shares that, within a period of not less than one month specified in the notice, share certificates must be submitted to the Company for exchange. Under the central book-entry transfer system operated by JASDEC, the Company must also give notice to JASDEC regarding the consolidation of shares at least 2 weeks prior to the effective date of the consolidation of shares. On the effective date of the consolidation of shares, the numbers of shares recorded in all accounts held by the Company’s shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio. The Company must disclose the reason for the consolidation of shares at the general meeting of shareholders.
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

Voting rights
So long as the Company maintains the unit share system (see “—Unit share system” below; currently 100 shares of Common Stock constitute one unit), a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following 2 sentences. A corporate or certain other entity more than one-quarter of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to shares of Common Stock that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of shares of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights of all the shareholders represented at the meeting.
The Companies Act and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders of the Company holding voting rights. The Company’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.
The Companies Act and the Company’s Articles of Incorporation provide that the quorum shall be one-third of the total voting rights of all the shareholders, and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”) in order to amend the Company’s Articles of Incorporation and in certain other instances, including:
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

Record date
As mentioned above, March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders who are registered or recorded as the holders of one or more full units of shares in the Company’s registers of shareholders in writing or digitally (or electronically) at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders entitled to other rights pertaining to the Common Stock and for other purposes, by giving at least 2 weeks’ prior public notice.
Under the Book-entry Transfer Act, the Company is required to give notice of each record date to JASDEC at least 2 weeks prior to such record date. JASDEC is required to promptly give the Company notice of the names and addresses of the Company’s shareholders, the numbers of shares of Common Stock held by them and other relevant information as of such record date.
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
The total amount of the purchase price of shares of Common Stock may not exceed the Distributable Amount, as described in “— Dividends from Surplus — Restriction on dividends from Surplus.”
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
Holders of shares constituting less than a full unit will have no other shareholder rights if the Articles of Incorporation so provide, except that such holders may not be deprived of certain rights specified in the Companies Act or an ordinance of the Ministry of Justice, including the right to receive dividends from Surplus.
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
Reporting of substantial shareholdings
The Financial Instruments and Exchange Act of Japan and regulations thereunder require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of the Ministry of Finance within 5 business days a report concerning such shareholdings.
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
Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Companies Act or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

There is no provision in the Company’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving the Company.

C. Material contracts
None
D. Exchange controls
The Foreign Exchange and Foreign Trade Act of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of Common Stock of the Company by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.
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
Japanese Taxation
The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without permanent establishments in Japan (“non-resident Holders”), who are holders of shares of Common Stock and/or of ADRs evidencing ADSs representing shares of Common Stock. Generally, a non-resident Holder is subject to Japanese withholding tax on dividends paid by Japanese corporations, and the Company will withhold such tax will be withheld prior to payment of dividends as required by Japanese law. Stock splits are, in general, not a taxable event.
In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of Common Stock) to non-resident Holders other than any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2011, and (ii) 15 percent for dividends due and payable on or after January 1, 2012. As of the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland and 10 percent under the income tax treaties with Australia, France, the U.K. and the United States.)

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally reduced to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.
If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of Common Stock is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within 8 months after the record date concerning such payment of dividends). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with certain subsequent filing procedure. The Company does not assume any responsibility to ensure withholding at the reduced date, or exemption therefrom, for non-resident Holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.
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
The U.S. dollar amount of a dividend paid in Japanese yen will be determined based on the Japanese yen/U.S. dollar exchange rate in effect on the date that dividend is included in the income of the U.S. Holder, regardless of whether the payment is converted into U.S. dollars on such date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or the U.S. Holder otherwise disposed of the Japanese yen) will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss.
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
Passive Foreign Investment Companies
A non-U.S. corporation generally will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is passive income or (2) on average, at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interests, royalties, rents and gains from commodities and securities transaction. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and the composition of its income.
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

Income that is effectively connected with a U.S. trade or business of a Non-U.S. Holder (and, if an applicable income tax treaty applicable income tax treaty applies, is attributable to a U.S. permanent establishment or a fixed base of such Non-U.S. Holder) generally will be taxed in the same manner as the income of a U.S. Holder.
In addition, under certain circumstances, any effectively connected earnings and profits realized by a corporate Non-U.S. Holder may be subject to additional “branch profits tax” at the rate of 30 percent or at a lower rate that may be prescribed by an applicable income tax treaty.
Backup Withholding and Information Reporting
In general, except in the case of certain exempt recipients (such as corporations), information reporting requirements will apply to dividends on shares of Common Stock or ADSs paid to U.S. Holders in the United States or through certain U.S. related financial intermediaries and to the proceeds received upon the sale, exchange or redemption of shares of Common Stock or ADSs by U.S. Holders within the United States or through certain U.S. related financial intermediaries. Furthermore, backup withholding (currently at a rate of 28 percent) may apply to those amounts if a U.S. Holder fails to provide an accurate taxpayer identification number, to certify that such holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding requirements.
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
Makita is exposed to various market risks, including those related to changes in foreign exchange rates, interest rates, and prices of marketable securities and investment securities. In order to hedge the risks of fluctuations in foreign exchange rates and interest rates, Makita uses derivative financial instruments. Makita does not hold or use derivative financial instruments for trading purposes. Although the use of derivative financial instruments exposes Makita to the risk of credit-related losses in the event of nonperformance by counterparties, Makita believes that its counterparties are creditworthy because they are required to have a credit rating of a specified level or above, and Makita does not expect credit-related losses, if any, to be significant.
Equity and Debt Securities Price Risk
Makita classified investments of debt securities for current operations as marketable securities within current assets. Other investments are classified as investment securities as a part of investments and other assets in the consolidated balance sheets. Makita does not hold marketable securities and investment securities for trading purposes. The fair value of certain of these investments exposes Makita to equity price risks. These investments are subject to changes in the market prices of the securities.

Although pension liability increased in the current unfavorable investment environment, Makita holds sufficient surplus funds. Therefore, Makita is satisfied that its pension plans can be maintained. The maturities and fair values of such marketable securities and investment securities at March 31, 2008 and 2009 were as follows:

	Japanese yen (In millions)				U.S. dollars (In thousands)
	2008		2009		2009
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

Due within one year	¥2,599	¥2,599	¥424	¥422	$4,283	$4,263
Due after one year through five years	2,677	2,675	1,947	1,946	19,667	19,657
Due after five years	2,950	2,881	1,844	1,794	18,626	18,120
Indefinite periods	40,735	40,735	25,347	25,347	256,030	256,030
Equity securities	18,516	18,516	11,198	11,198	113,111	113,111

Total of marketable and investment securities	¥67,477	¥67,406	¥40,760	¥40,707	$411,717	$411,181

Foreign Exchange Risk
Makita’s international operations expose Makita to the risk of fluctuation in foreign currency exchange rates. Makita is authorized to hedge the exposure to fluctuations in foreign currency exchange rates within the scope of actual demand in compliance with the “Exchange rate fluctuation Risk management guideline” as Makita’s internal guidance to minimize the risk of exchange rate fluctuations. Hedging activities beyond actual demand and purchases of uncovered merchandise require the approval of the Board of Directors. To manage this exposure, Makita enters into certain foreign exchange contracts with respect to a part of such international operations and indebtedness. The following table provides information about Makita’s derivative financial instruments related to foreign currency transactions as of March 31, 2008 and March 31, 2009. Figures are translated into Japanese yen at the rates prevailing at March 31, 2008 and March 31, 2009, together with the relevant weighted average contractual exchange rates at March 31, 2009. All of the foreign exchange contracts listed in the following table has contractual maturities in FY 2008 and FY 2009.

	Japanese yen (In millions, except average contractual rates)						U.S. dollars (In thousands)
	2008			2009			2009
			Average			Average
	Contract		contractual	Contract		contractual	Contract
	amounts	Fair Value	rates	amounts	Fair Value	rates	Amounts	Fair Value

Foreign currency contracts;
US$/Yen	¥4,614	¥155	¥103.32	¥9,324	¥(368)	¥94.31	$94,181	$(3,717)
euro/Yen	5,816	(37)	156.63	5,495	(397)	121.04	55,505	(4,010)
A$/Yen	418	7	92.83	294	(20)	62.61	2,969	(202)
STG £/Yen	228	10	206.88	105	(4)	135.39	1,061	(40)
SFR/Yen	—	—	—	332	(10)	83.02	3,353	(101)
CAN$/Yen	—	—	—	155	(1)	77.66	1,566	(10)
euro/STG £	3,804	(108)	—	1,888	4	—	19,071	40
US$/STG £	—	—	—	17	—	—	172	—
US$/euro	1,288	(36)	—	1,380	(44)	—	13,940	(445)
STG £/euro	—	—	—	5	—	—	51	—
US$/A$	450	4	—	136	(1)	—	1,374	(10)

Total	¥16,618	¥(5)		¥19,131	¥(841)		$193,243	$(8,495)

Foreign currency swaps:
US$/Yen	¥7,840	¥353	¥105.94	¥3,462	¥(104)	¥96.16	$34,970	$(1,051)
euro/Yen	1,860	32	161.73	2,073	(217)	118.48	20,939	(2,191)
SFR/Yen	201	—	100.35	—	—	—	—	—

Total	¥9,901	¥385		¥5,535	¥(321)		$55,909	$(3,242)

Options purchased to sell foreign currencies:
US$/Yen	¥202	¥7	¥101.23	¥188	¥4	¥93.91	$1,899	$40

Total	¥202	¥7		¥188	¥4		$1,899	$40

Options written to buy foreign currencies:
US$/Yen	¥208	¥(2)	¥103.99	¥190	¥(11)	¥94.94	$1,919	$(111)

Total	¥208	¥(2)		¥190	¥(11)		$1,919	$(111)

Item 12. Description of Securities Other than Equity Securities
     Not applicable
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None
Item 15. Controls and Procedures
A. Disclosure controls and procedures
Makita performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the FY 2009. Disclosure controls and procedures (as such term is defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended the “Exchange Act”) are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Makita files under the Exchange Act is accumulated and communicated to its management including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.
The Company’s disclosure controls and procedures also ensure that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Makita’s Chief Executive Officer and Makita’s Chief Financial Officer. Makita’s disclosure, controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Its Chief Executive Officer and Chief Financial Officer have concluded that Makita’s disclosure controls and procedures are effective.
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
Makita’s management evaluated the effectiveness of internal control over financial reporting as of March 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
Based on its assessment, management concluded that, as of March 31, 2009, Makita’s internal control over financial reporting was effective based on the COSO criteria.
KPMG AZSA&Co., an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Makita’s internal control over financial reporting as of March 31, 2009, as stated in this report included herein.

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
We have audited Makita Corporation’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Makita Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on Makita Corporation’s internal control over financial reporting based on our audit.
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
In our opinion, Makita Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Makita Corporation and subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2009, and our report dated July 9, 2009 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG AZSA & Co.
Tokyo, Japan
July 9, 2009

Item 16A. Audit Committee Financial Expert
Makita’s Board of Directors has determined that Masafumi Nakamura is qualified as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Nakamura is independent, as that term is defined in the listing standards of NASDAQ applicable to the Company and has experience as a Certified Public Accountant since 1980. Mr. Nakamura started his career at the Deloitte Haskins & Sells accountant’s office (the present Deloitte Touche audit corporation) in January 1969. Thereafter Mr.Nakamura established the SAN-AI audit corporation in May 1983 and was inaugurated as the representative partner. The SAN-AI audit corporation was merged with the Tohmatsu & Co. which is a member of the Deloitte Touche in 2001. Mr.Nakamura served as a representative partner of Tohmatsu & Co. from 2001 to 2005. See Item 6.A. for additional information regarding Mr. Nakamura.
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
Item 16C. Principal Accountant Fees and Services
KPMG AZSA & Co. has served as our independent public accountant for each of the financial years in the three-year period ended March 31, 2009, for which audited financial statements appear in this annual report on Form 20-F.
The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA & Co. and the various member firms of KPMG International, a Swiss Cooperative to Makita in FY 2009 and FY 2008:

	Fiscal year /Japanese yen (millions)
	FY 2008	FY 2009
Audit Fees (1)	¥836	¥746	(5)
Audit- related Fees (2)	5	3
Tax Fees (3)	80	139
All Other Fees (4)	10	—

Total	¥931	¥888

(1)	Audit Fees consist of fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for the audit of Makita’s annual or interim financial statements and services that are normally provided by the Independent Registered Public Accounting Firm in connection with statutory and regulatory filings or engagement.
(2)	Audit-related Fees consist of fees billed for assurance and related services by the Independent Registered Public Accounting Firm that are reasonably related to employee benefit plan audits, and consultation concerning financial accounting and reporting standards.
(3)	Tax Fees include fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for tax compliance and transfer pricing documentation.
(4)	All Other Fees comprise fees for all other services not included in any of other categories noted above.
(5)	Audit Fees in FY 2009 are projected.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm
The Board of Statutory Auditors of Makita Corporation consisting of four members, including three outside corporate auditors, is responsible for the oversight of its Independent Registered Public Accounting Firm’s work. The Board of Statutory Auditors has established “Audit and Non-Audit Services Pre-approval Policies and Procedures,” effective as of August 7, 2003. The policies and procedures stipulate three means by which audit and non-audit services may be pre-approved, depending on the content of and the fee for the services.
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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out all repurchases of common stock of the Company by the Company during FY 2009. The Company did not resolve any repurchase mid to long term or continuous plan or program by the board of directors or Annual General Meeting of Shareholders, therefore, there is no publicly announced mid to long term plan or program regarding repurchase of its own stock. Therefore when the board of directors decides it is high time to repurchase its own stock and retire treasury stock in consideration with the stock price and payout ratio, the Company executes the repurchase and retirement of treasury stock. The another reason for repurchases of common stock is the purchase requests of holders of shares of common stock constituting less than one full unit in accordance with the provisions of the Share Handling Regulations of the Company.

	Total Number of	Average Price Paid
	Shares Purchased	per Share
Period	(Shares)	(Japanese yen)
April, 2008	325	3,215
May, 2008	3,000,464	3,974
June, 2008	798	4,277
July, 2008	3,975	3,884
August, 2008	2,888	3,320
September, 2008	1,516	2,639
October, 2008	686	1,821
November, 2008	3,000,536	1,896
December, 2008	2,189	1,851
January, 2009	197	1,952
February, 2009	85	1,861
March, 2009	1,279	2,008

Total Number of Shares Purchased and Average Price Paid per Share	6,014,938	2,935

Issue to be stated
In FY 2009, the Company executed repurchases of three million shares of its common stock in May and three million shares in November at an aggregate cost of ¥17,610 million and also retired four million shares of treasury stock in February 2009 in accordance with the resolution by the board of directors.
Item 16G. Corporate Governance
1.	Independent Directors: The Market Rule 4350(c)(1) by the National Association of Securities Dealers Automated Quotations (the “NASDAQ”) requires a majority of the Company’s board of directors to be comprised of independent directors, and 4350(c)(2) requires periodical executive sessions held by these independent directors.

Unlike the NASDAQ rules on corporate governance (the “NASDAQ Rules”), the Companies Act of Japan and related legislation (collectively, the “Japanese Company Law”) sets forth the legal concept of “Outside” directors. Under the Japanese Company Law, an “outside” director is defined as a director (i) who is not a director of the company or any of its subsidiaries engaged in the business operations of the company or such subsidiary, as the case may be, or an executive officer or a company manager or other employee of the company or any of its subsidiaries, and (ii) who has never been a director of the company or any of its subsidiaries engaged in the business operations of the company or such subsidiary, as the case may be, or an executive officer or a company manager or other employee of the company or any of its subsidiaries. Under Japanese law, a director’s status as an “outside” director is unaffected by the director’s compensation, his or her affiliation with business partners, or the board’s affirmative determination of independence. On the other hand, under Japanese law, a director who has had a career as a director responsible for the execution of business operations, executive officer, or other employee of the company or its subsidiaries is by definition not an “outside” director.

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

8.	Solicitation of Proxies: NASDAQ Rule 4350(i) requires each issuer to solicit proxies and provide proxy statement for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ.

However, under the Japanese Company Law, the Company is required to send ballots to all shareholders’ meeting. Although the Company may choose to solicit proxies from all shareholders with voting rights instead of voting by ballot, the Company, in common with the majority of public companies in Japan, provides its shareholders with the opportunity to vote directly by ballot.

PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
The following financial statements are filed as part of this annual report on Form 20-F.
Item 19. Exhibits
1.1	Articles of Incorporation, as amended and effective as of June 25, 2009 (English translation).

1.2	Regulations of Board of Directors, as amended and effective as of June 25, 2009 (English translation).

1.3	The Share Handling Regulations, as amended and effective as of January 5, 2009 (English translation)

1.4	Regulations of Board of Statutory Auditors effective as of July 7, 2006 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

12.1	302 Certification of Chief Executive Officer, President and Representative Director

12.2	302 Certification of Chief Financial Officer, Director and General Manager of Administration Headquarters

13.1	906 Certifications of Chief Executive Officer and Chief Financial Officer

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAKITA CORPORATION

By:	/s/ Masahiko Goto
Name:	Masahiko Goto
Title:	President, Representative Director and Chief Executive Officer
Date: July 9, 2009

Makita Corporation and Subsidiaries
(All schedules not listed above have been omitted because they are not applicable, or are not required, or the information has been otherwise supplied in the consolidated financial statements.)

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
of Makita Corporation:
We have audited the accompanying consolidated balance sheets of Makita Corporation (a Japanese corporation) and subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts and reserves for the years ended March 31, 2007, 2008 and 2009. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and subsidiaries as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
The accompanying consolidated financial statements as of and for the year ended March 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 4 in the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Makita Corporation’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 9, 2009 expressed an unqualified opinion the effectiveness of the Makita Corporation’s internal control over financial reporting.
/s/ KPMG AZSA & Co.
Tokyo, Japan
July 9, 2009

MAKITA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2008 AND 2009
A S S E T S

	Yen		U.S. dollars
	(millions)		(thousands)
	2008	2009	2009
CURRENT ASSETS:
Cash and cash equivalents	¥46,306	¥34,215	$345,606
Time deposits	2,393	2,623	26,495
Marketable securities	49,443	29,470	297,677
Trade receivables-
Notes	2,950	2,611	26,374
Accounts	60,234	43,078	435,131
Less- Allowance for doubtful receivables	(1,018)	(1,129)	(11,404)
Inventories	112,187	111,002	1,121,232
Deferred income taxes	6,478	7,264	73,374
Prepaid expenses and other current assets	11,382	11,269	113,828

Total current assets	290,355	240,403	2,428,313

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land	18,370	18,173	183,566
Buildings and improvements	64,268	65,223	658,818
Machinery and equipment	75,651	74,458	752,101
Construction in progress	2,765	4,516	45,616

	161,054	162,370	1,640,101
Less- Accumulated depreciation	(91,996)	(89,674)	(905,798)

Total net property, plant and equipment	69,058	72,696	734,303

INVESTMENTS AND OTHER ASSETS:
Investment securities	18,034	11,290	114,040
Goodwill	2,001	1,987	20,071
Other intangible assets, net	2,240	2,280	23,030
Deferred income taxes	1,826	5,050	51,010
Other assets	2,953	2,938	29,677

Total investments and other assets	27,054	23,545	237,828

Total assets	¥386,467	¥336,644	$3,400,444

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2008 AND 2009
LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen		U.S. dollars
	(millions)		(thousands)
	2008	2009	2009
CURRENT LIABILITIES:
Short-term borrowings	¥1,724	¥239	$2,414
Trade notes and accounts payable	23,372	14,820	149,697
Other payables	5,640	4,397	44,414
Accrued expenses	7,982	5,642	56,990
Accrued payroll	8,096	7,361	74,354
Income taxes payable	7,518	2,772	28,000
Deferred income taxes	58	50	505
Other liabilities	5,266	5,536	55,919

Total current liabilities	59,656	40,817	412,293

LONG-TERM LIABILITIES:
Long-term indebtedness	908	818	8,263
Accrued retirement and termination benefits	3,716	7,116	71,879
Deferred income taxes	1,215	548	5,535
Other liabilities	1,958	1,599	16,151

Total long-term liabilities	7,797	10,081	101,828

Total liabilities	67,453	50,898	514,121

MINORITY INTERESTS	2,516	2,261	22,838

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)	–	–	–
SHAREHOLDERS’ EQUITY:
Common stock,
Authorized - 496,000,000 shares in 2008
496,000,000 shares in 2009
Issued and outstanding
- 144,008,760 shares and 143,773,625 shares, respectively in 2008
140,008,760 shares and 137,764,005 shares, respectively in 2009	23,805	23,805	240,455
Additional paid-in capital	45,753	45,420	458,788
Legal reserve	5,669	5,669	57,263
Retained earnings	249,191	257,487	2,600,878
Accumulated other comprehensive income (loss)	(7,657)	(42,461)	(428,899)
Treasury stock, at cost: - 235,135 shares in 2008
2,244,755 shares in 2009	(263)	(6,435)	(65,000)

Total shareholders’ equity	316,498	283,485	2,863,485

Total liabilities and shareholders’ equity	¥386,467	¥336,644	$3,400,444

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	Yen			U.S. dollars
	(millions)			(thousands)
	2007	2008	2009	2009
NET SALES	¥279,933	¥342,577	¥294,034	$2,970,040
Cost of sales	163,909	199,220	170,894	1,726,202

GROSS PROFIT	116,024	143,357	123,140	1,243,838
Selling, general and administrative expenses	66,802	76,198	72,635	733,687
Losses (gains) on disposals or sales of property, plant and equipment, net	(249)	128	430	4,343
Impairment of long-lived assets	1,295	–	–	–

OPERATING INCOME	48,176	67,031	50,075	505,808

OTHER INCOME (EXPENSES):
Interest and dividend income	1,364	2,092	1,562	15,778
Interest expenses	(316)	(269)	(236)	(2,384)
Exchange gains (losses) on foreign currency transactions, net	(418)	(1,233)	(3,408)	(34,424)
Realized gains (losses) on securities, net	918	(1,384)	(3,548)	(35,838)
Other, net	(401)	(466)	(428)	(4,324)

Total	1,147	(1,260)	(6,058)	(61,192)

INCOME BEFORE INCOME TAXES	49,323	65,771	44,017	444,616

PROVISION FOR INCOME TAXES:
Current	16,486	19,148	11,277	113,909
Deferred	(4,134)	580	(546)	(5,515)

Total	12,352	19,728	10,731	108,394

NET INCOME	¥36,971	¥46,043	¥33,286	$336,222

	Yen			U.S. dollars
	2007	2008	2009	2009
PER SHARE OF COMMON STOCK AND ADS:
Earnings per share:
Basic	¥257.3	¥320.3	¥236.9	$2.39
Cash dividends per share paid for the year	57.0	85.0	97.0	0.98
The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	Yen			U.S. dollars
	(millions)			(thousands)
	2007	2008	2009	2009
COMMON STOCK:
Beginning balance	¥23,805	¥23,805	¥23,805	$240,455

Ending balance	¥23,805	¥23,805	¥23,805	$240,455

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	¥45,437	¥45,437	¥45,753	$462,152
Retirement of treasury stock	–	–	(329)	(3,324)
Disposal of treasury stock	–	316	(4)	(40)

Ending balance	¥45,437	¥45,753	¥45,420	$458,788

LEGAL RESERVE:
Beginning balance	¥5,669	¥5,669	¥5,669	$57,263

Ending balance	¥5,669	¥5,669	¥5,669	$57,263

RETAINED EARNINGS:
Beginning balance	¥186,586	¥215,365	¥249,191	$2,517,081
Net income	36,971	46,043	33,286	336,222
Cash dividends	(8,192)	(12,217)	(13,855)	(139,950)
Retirement of treasury stock	–	–	(11,135)	(112,475)

Ending balance	¥215,365	¥249,191	¥257,487	$2,600,878

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Beginning balance	¥5,345	¥12,697	¥(7,657)	$(77,343)
Other comprehensive income (loss) for the year	7,515	(20,354)	(34,804)	(351,556)
Adjustment to initially apply SFAS No.158, net of tax	(163)	–	–	–

Ending balance	¥12,697	¥(7,657)	¥(42,461)	$(428,899)

TREASURY STOCK:
Beginning balance	¥(258)	¥(298)	¥(263)	$(2,657)
Purchases	(40)	(51)	(17,655)	(178,333)
Retirement	–	–	11,464	115,798
Disposal	–	86	19	192

Ending balance	¥(298)	¥(263)	¥(6,435)	$(65,000)

DISCLOSURE OF COMPREHENSIVE INCOME (LOSS):
Net income for the year	¥36,971	¥46,043	¥33,286	$336,222
Other comprehensive income (loss) for the year	7,515	(20,354)	(34,804)	(351,556)

Total comprehensive income (loss) for the year	¥44,486	¥25,689	¥(1,518)	$(15,334)

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	Yen			U.S. dollars
	(millions)			(thousands)
	2007	2008	2009	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥36,971	¥46,043	¥33,286	$336,222
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	8,773	8,871	8,887	89,768
Deferred income tax expense (benefit)	(4,134)	580	(546)	(5,515)
Realized losses (gains) on securities, net	(918)	1,384	3,548	35,838
Losses (gains) on disposals or sales of property, plant and equipment, net	(249)	128	430	4,343
Impairment of long-lived assets	1,295	–	–	–
Changes in assets and liabilities-
Trade receivables	(6,398)	(6,463)	9,555	96,515
Inventories	(7,979)	(22,499)	(17,314)	(174,889)
Trade notes and accounts payable and accrued expenses	4,055	6,896	(10,005)	(101,061)
Income taxes payable	2,198	(3,357)	(4,589)	(46,354)
Accrued retirement and termination benefits	(1,702)	(2,053)	(2,297)	(23,202)
Other, net	448	(255)	1,223	12,355

Net cash provided by operating activities	32,360	29,275	22,178	224,020

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(12,980)	(15,036)	(17,046)	(172,182)
Purchases of available-for-sale securities	(26,798)	(19,944)	(375)	(3,788)
Purchases of held-to-maturity securities	(499)	(996)	–	–
Proceeds from sales of available-for-sale securities	6,635	4,382	15,310	154,646
Proceeds from maturities of available-for-sale securities	10,476	21,030	2,500	25,253
Proceeds from maturities of held-to-maturity securities	1,500	1,300	600	6,061
Proceeds from sales of property, plant and equipment	739	1,812	135	1,364
Decrease (increase) in time deposits	(5,035)	4,231	(560)	(5,657)
Cash paid for acquisition of business, net of cash acquired	(649)	(2,034)	–	–
Other, net	(665)	747	(332)	(3,354)

Net cash provided by (used in) investing activities	(27,276)	(4,508)	232	2,343

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings	135	(1,279)	(1,345)	(13,586)
Purchases of treasury stock, net	(40)	(47)	(17,640)	(178,181)
Cash dividends paid	(8,192)	(12,217)	(13,855)	(139,950)
Other, net	(210)	(272)	(339)	(3,424)

Net cash used in financing activities	(8,307)	(13,815)	(33,179)	(335,141)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	¥1,297	¥(1,774)	¥(1,322)	$(13,353)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,926)	9,178	(12,091)	(122,131)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	39,054	37,128	46,306	467,737

CASH AND CASH EQUIVALENTS, END OF YEAR	¥37,128	¥46,306	¥34,215	$345,606

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for-
Interest	¥316	¥269	¥232	$2,343
Income taxes	14,289	22,505	15,866	160,263

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Delivery of treasury stock in connection with the share exchange	¥–	¥397	¥–	$–
The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	DESCRIPTION OF BUSINESS

Makita Corporation (the “Company”) is a recognized leader in the manufacture and sale of power tools. The Company and its subsidiaries’ main products include drills, rotary hammers, demolition hammers, grinders and cordless impact drivers. The Company and its subsidiaries (collectively “Makita”) also manufacture and sell pneumatic tools and garden tools.

Domestic sales in Japan are made by the Company, while overseas sales are made almost entirely through sales subsidiaries and distributors under the Makita or Maktec brand name. 84.3% of consolidated net sales for the year ended March 31, 2009, were generated from customers outside Japan, with 46.6% from Europe, 14.4% from North America and 7.5% from Asia and 15.8% from other areas.

Makita’s manufacturing and assembly operations are conducted primarily at three plants in Japan and eight plants overseas, located in the United States, Germany, the United Kingdom, Brazil (two plants), China (two plants) and Romania.

2.	BASIS OF PRESENTING FINANCIAL STATEMENTS

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles, while foreign subsidiaries maintain their books in conformity with the standards of their countries of domicile.

The accompanying consolidated financial statements reflect all necessary adjustments, not recorded in the Company’s and its subsidiaries’ books, to present them in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

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

Cash and cash equivalents consist of cash on hand and time deposits with original maturities of three months or less.

(d)	Marketable and Investment Securities

Makita accounts for marketable and investment securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which requires all investments in debt and marketable equity securities to be classified as either trading, available-for-sale securities or held-to-maturity securities. Makita classifies investments in debt and marketable equity securities as available-for-sale or held-to-maturity securities. Makita does not hold any marketable and investment securities that are bought and held primarily for the purpose of sale in the near term.

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

A decline in fair value of any available-for-sale or held-to-maturity security below the carrying amount that is deemed to be other-than-temporary results in a write-down of the carrying amount to the fair value as a new cost basis and the amount of the write-down is included in earnings.

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

(g)	Property, Plant and Equipment and Depreciation

Property, plant and equipment is stated at cost. For the Company, depreciation is computed principally by using the declining-balance method over the estimated useful lives. Most of the subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 10 years to 60 years for buildings and improvements and from 3 years to 20 years for machinery and equipment. The cost and accumulated depreciation and amortization applicable to assets retired are removed from the accounts and any resulting gain or loss is recognized. Betterments, renewals and extraordinary repairs that extend the life of the assets are capitalized. Other maintenance and repair costs are expensed as incurred.

Depreciation expense for the years ended March 31, 2007, 2008 and 2009 amounted to ¥8,495 million, ¥8,519 million and ¥8,444 million ($85,293 thousand), respectively, which included amortization of capitalized lease equipment.

Certain leased buildings, improvements, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2008 and 2009, was as follows:

	Yen		U.S. dollars
	(millions)		(thousands)
	2008	2009	2009
Aggregate cost	¥986	723	7,303
Accumulated amortization	437	279	2,818
(h)	Goodwill and Other Intangible Assets

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

(j)	Research and Development Costs and Advertising Costs

Research and development costs, included in selling, general and administrative expenses in the consolidated statements of income, are expensed as incurred and totaled ¥5,460 million, ¥5,922 million and ¥6,883 million ($69,525 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

Advertising costs are also expensed as incurred and totaled ¥6,002 million, ¥6,860 million and ¥5,747 million ($58,051 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

(k)	Shipping and Handling Costs

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income. Shipping and handling costs were ¥7,637 million, ¥9,882 million and ¥8,712 million ($88,000 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

(l)	Income Taxes

Makita accounts for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years the temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in income in the period that includes the enactment date.

Makita also adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” on April 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN48 requires that the tax effects of a position be recognized only when it is more likely than not to be sustained upon examination. Makita classifies penalties and interest related to unrecognized tax benefits, if any, in provision for income taxes.

(m)	Product Warranties

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in other liabilities and cost of sales. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(n)	Pension Plans

Makita accounts for pension plans in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions.” Under SFAS No. 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses to be recognized in the consolidated financial statements in the future periods. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets. In such cases, the amount of amortization recognized is the excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

Effective March 31, 2007, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS No.158 requires, among other things, the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans and postemployment benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive income (loss) in shareholders’ equity. Additional minimum pension liabilities (“AML”) and related intangible assets were also derecognized upon adoption of the new standard.

(o)	Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year.

(p)	Impairment of Long-Lived Assets

Makita accounts for impairment of long lived assets with finite useful lives in accordance with the provisions of SFAS No. 144. Long-lived assets, such as property, plant and equipment, and certain intangible assets subject to amortization, are reviewed for impairment whenever events or charges in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flow. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by the projected discounted cash flows or other valuation techniques as appropriate. Assets to be disposed of, if any, are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

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

Makita employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options, interest rate swaps and currency swap agreements to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Makita does not use derivatives for speculation or trading purpose. Changes in the fair value of derivatives are recorded each period in current earnings depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in earnings.

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

Cooperative advertising is provided to certain customers as contribution or sponsored fund for advertisements. Under cooperative advertising programs, Makita does not receive an identifiable benefit sufficiently separable from its customers. Accordingly, cooperative advertisings are also recognized as a reduction of revenue at the time the related revenue is recognized based on Makita’s ability to reliably estimate such future advertising to be taken.

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

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

(t)	New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 has been subsequently amended by FASB Staff Position FAS157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FASB Staff Position FAS157-2, “Effective Date of FASB Statement No. 157.” SFAS No. 157, as amended, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for instruments within its scope. SFAS No. 157, as amended, is effective from the fiscal period beginning after November 15, 2007, except for non-financial assets and liabilities that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually), for which it is effective from the fiscal period beginning after November 15, 2008. SFAS No. 157, as amended, is required to be adopted by Makita in this fiscal year. This Statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption did not give rise to any material effect on Makita’s consolidated financial position or results of operations. Makita does not expect the adoption of SFAS No. 157 for non-financial assets and liabilities that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually) from the fiscal period beginning after November 15, 2008 will have a material impact on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”, which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option report unrealized gains and losses in earnings. SFAS No. 159 is effective for fiscal periods beginning after November 15, 2007 and is required to be adopted by Makita, in this fiscal year. The adoption did not give rise to any material effect on Makita’s consolidated financial position or results of operations as Makita did not elect to report financial assets and liabilities under the fair value option.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, and No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These statements aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008 and are required to be adopted by Makita, in the fiscal year beginning April 1, 2009. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date at fair value with limited exceptions. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests (minority interests) as equity in the consolidated financial statements. The amount of net income attributable to noncontrolling interests will be included in consolidated net income on the face of the consolidated income statement. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Other than the recharacterization of minority interests, Makita does not expect the adoption of these statements will have a material impact on its consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities- an amendment of FASB Statement No. 133”, which amends and expands the current disclosures required by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 161 requires entities to provide greater transparency on how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS No. 161 does not change the existing standards relative to recognition and measurement of derivative instruments and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and is required to be adopted by Makita, in this fiscal year.

In December 2008, the FASB issued FSP FAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. FSP 132(R)-1 requires additional disclosures about plan assets including investment policies, fair value of each major category of plan assets, development of fair value measurements and concentrations of risk. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009 and is required to be adopted by Makita in the year ending March 31, 2010. Makita is currently evaluating these additional disclosure requirements, but Makita does not expect the adoption of FSP 132(R)-1 will have a impact on its consolidated results of operations and financial condition.

(u)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2009.

4.	TRANSLATION OF FINANCIAL STATEMENTS

Solely for the convenience of readers, the accompanying consolidated financial statement amounts as of and for the year ended March 31, 2009, are also presented in U.S. dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥99 to US$1 at March 31, 2009. This translation should not be construed as a representation that the amounts shown could be or could have been converted into U.S. dollars at the rate indicated.

5.	INVENTORIES

Inventories as of March 31, 2008 and 2009 comprised the following:

	Yen		U.S. dollars
	(millions)		(thousands)
	2008	2009	2009
Finished goods	¥92,053	¥95,837	$968,051
Work in process	2,607	2,408	24,323
Raw materials	17,527	12,757	128,858

	¥112,187	¥111,002	$1,121,232

6.	IMPAIRMENT OF LONG LIVED ASSETS

During the year ended March 31, 2007, Makita decided to relocate the manufacturing business (stationary woodworking machines) of its subsidiary, Makita Ichinomiya Corporation, to Makita’s Okazaki plant in order to streamline the production function in Japan. As a result of this decision, Makita performed an impairment assessment pursuant to the provisions of SFAS No. 144 and recorded an impairment charge totaling ¥1,295 million for the year ended March 31, 2007 related to the assets that were not transferred. The fair value of the related assets was determined by reference to sales of comparable assets in similar markets. The impaired assets were sold during the year ended March 31, 2008 and the subsidiary liquidated during the year ended March 31, 2009. The impact of the sale and liquidation was not material.

7.	MARKETABLE SECURITIES AND INVESTMENT SECURITIES

Marketable securities and investment securities consisted of available-for-sale securities and held-to-maturity securities.

The cost, gross unrealized holding gains and losses, fair value and carrying amount for such securities by major security type as of March 31, 2008 and 2009, were as follows:

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

	Yen (millions)
		Gross Unrealized
		Holding
					Carrying
As of March 31, 2009	Cost	Gains	Losses	Fair value	Amount
Available-for-sale:
Marketable securities:
Corporate and bank debt securities	¥954	¥60	¥–	¥1,014	¥1,014
Investments in trusts	26,704	204	110	26,798	26,798
Marketable equity securities	998	343	33	1,308	1,308

	¥28,656	¥607	¥143	¥29,120	¥29,120

Investment securities:
Investments in trusts	¥1	¥–	¥–	¥1	¥1
Marketable equity securities	7,818	1,847	177	9,488	9,488
Non-marketable equity securities (carried at cost)	402	–	–	402	402

	¥8,221	¥1,847	¥177	¥9,891	¥9,891

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	¥350	¥–	¥2	¥348	¥350

	¥350	¥–	¥2	¥348	¥350

Investment securities:
Japanese corporate debt securities	¥1,399	¥1	¥52	¥1,348	¥1,399

	¥1,399	¥1	¥52	¥1,348	¥1,399

Total marketable securities	¥29,006	¥607	¥145	¥29,468	¥29,470

Total investment securities	¥9,620	¥1,848	¥229	¥11,239	¥11,290

	U.S. dollars (thousands)
		Gross Unrealized Holding
					Carrying
As of March 31, 2009	Cost	Gains	Losses	Fair value	Amount
Available-for-sale:
Marketable securities:
Corporate and bank debt securities	$9,636	$606	$–	$10,242	$10,242
Investments in trusts	269,737	2,061	1,111	270,687	270,687
Marketable equity securities	10,081	3,464	333	13,212	13,212

	$289,454	$6,131	$1,444	$294,141	$294,141

Investment securities:
Investments in trusts	$10	$–	$–	$10	$10
Marketable equity securities	78,969	18,657	1,788	95,838	95,838
Non-marketable equity securities (carried at cost)	4,061	–	–	4,061	4,061

	$83,040	$18,657	$1,788	$99,909	$99,909

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	$3,536	$–	$21	$3,515	$3,536

	$3,536	$–	$21	$3,515	$3,536

Investment securities:
Japanese corporate debt securities	$14,131	$10	$525	$13,616	$14,131

	$14,131	$10	$525	$13,616	$14,131

Total marketable securities	$292,990	$6,131	$1,465	$297,656	$297,677

Total investment securities	$97,171	$18,667	$2,313	$113,525	$114,040

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by the fund managers of the trust banks. As of March 31, 2008 and 2009, each fund consisted of marketable equity securities and interest-bearing bonds. Non-marketable equity securities are carried at cost and reviewed periodically for impairment. The fair value of the non-marketable equity securities is not readily determinable.

The following table shows the gross unrealized holding losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2008 and 2009.

The gross unrealized loss position of available-for-sale securities has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. Makita has not held unrealized losses for twelve months or more at March 31, 2008 and 2009 with respect to available-for-sale securities.

The securities that are held to maturity each have a strong credit rating and Makita has both the intent and ability to hold such investments to maturity; therefore, Makita believes that it will not realize any losses on the held-to-maturity securities.

	Yen (millions)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
		Holding		Holding
As of March 31, 2008	Fair value	Losses	Fair value	Losses
Available-for-sale:
Marketable securities:
Investments in trusts	¥3,502	¥616	¥–	¥–
Marketable equity securities	168	2	–	–

	¥3,670	¥618	¥–	¥–

Investment securities:
Investments in trusts	¥156	¥6	¥–	¥–
Marketable equity securities	1,386	107	–	–

	¥1,542	¥113	¥–	¥–

Held-to-maturity:
Investment securities:
Japanese corporate debt securities	¥–	¥–	¥978	¥71

	¥–	¥–	¥978	¥71

	Yen (millions)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
		Holding		Holding
As of March 31, 2009	Fair value	Losses	Fair value	Losses
Available-for-sale:
Marketable securities:
Investments in trusts	¥1,739	¥110	¥–	¥–
Marketable equity securities	249	33	–	–

	¥1,988	¥143	¥–	¥–

Investment securities:
Investments in trusts	¥–	¥–	¥–	¥–
Marketable equity securities	2,142	177	–	–

	¥2,142	¥177	¥–	¥–

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	¥–	¥–	¥148	¥2
Investment securities:
Japanese corporate debt securities	98	2	749	50

	¥98	¥2	¥897	¥52

	U.S. dollars (thousands)
	Less than 12 months		12 months or more
		Gross		Gross
		Unrealized		Unrealized
		Holding		Holding
As of March 31, 2009	Fair value	Losses	Fair value	Losses
Available-for-sale:
Marketable securities:
Investments in trusts	$17,566	$1,111	$–	$–
Marketable equity securities	2,515	333	–	–

	$20,081	$1,444	$–	$–

Investment securities:
Investments in trusts	$–	$–	$–	$–
Marketable equity securities	21,636	1,788	–	–

	$21,636	$1,788	$–	$–

Held-to-maturity:
Marketable securities:
Japanese corporate debt securities	$–	$–	$1,495	$21
Investment securities:
Japanese corporate debt securities	990	21	7,566	504

	$990	$21	$9,061	$525

Maturities of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2009, regardless of their balance sheet classification, were as follows:

Maturities of debt securities based on Cost as of March 31, 2009

	Yen (millions)			U.S.dollars (thousands)
	Available-	Held-to-		Available-	Held-to-
	for-sale	maturity	Total	for-sale	maturity	Total
Due within one year	¥–	¥350	¥350	$–	$3,536	$3,536
Due after one to five years	95	799	894	959	8,071	9,030
Due after five to ten years	859	–	859	8,677	–	8,677
Due after ten years	–	600	600	–	6,060	6,060

Total	¥954	¥1,749	¥2,703	$9,636	$17,667	$27,303

Maturities of debt securities based on Fair Value as of March 31, 2009

	Yen (millions)			U.S.dollars (thousands)
	Available-	Held-to-		Available-	Held-to-
	for-sale	maturity	Total	for-sale	maturity	Total
Due within one year	¥–	¥348	¥348	$–	$3,515	$3,515
Due after one to five years	99	798	897	1,000	8,061	9,061
Due after five to ten years	915	–	915	9,242	–	9,242
Due after ten years	–	550	550	–	5,555	5,555

Total	¥1,014	¥1,696	¥2,710	$10,242	$17,131	$27,373

Gross realized gains on sales of marketable securities and investment securities for the years ended March 31, 2007, 2008 and 2009 amounted to ¥1,096 million and ¥365 million and ¥534 million ($5,394 thousand), respectively.

Gross realized losses, which included the gross realized losses considered as other than temporary, during the years ended March 31, 2007, 2008 and 2009 amounted to ¥178 million, ¥1,749 million and ¥4,082 million ($41,232 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on marketable securities and investment securities of which declines in market value are considered to be other than temporary were charged to earnings as realized losses on securities, amounting to ¥159 million, ¥1,662 million and ¥4,059 million ($41,000 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively. Proceeds from the sales and maturities of available-for-sale securities were ¥17,111 million, ¥25,412 million and ¥17,810 million ($179,899 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively. Proceeds from maturities of the held-to-maturity securities were ¥1,500 million, ¥1,300 million and ¥600 million ($6,061 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

8.	ACQUISITION

At the Board of Directors’ meeting held on March 20, 2007, in order to strengthen the gardening tool business, the Board of the Company decided to make Fuji Robin Industries Ltd. (“Fuji Robin”, which manufactures and sells engines, machinery for agriculture, forestry and construction industries, etc. in Japan) a wholly-owned subsidiary of the Company through a tender offer. As a result, the Company purchased 10,279,375 shares of Fuji Robin’s outstanding shares, representing 79.3% interest, for total cash consideration of ¥2,673 million, and Fuji Robin became a subsidiary of the Company as of May 15, 2007. On May 25, 2007, in order to acquire all of the remaining shares of Fuji Robin, the Company entered into a share exchange agreement with Fuji Robin. On August 1, 2007, the Company acquired the remaining shares of Fuji Robin by exchanging 0.059 of the Company’s treasury stock for each share of Fuji Robin’s outstanding common stock. The Company and Fuji Robin obtained third party appraisals of the respective share prices which were used as a basis of negotiation over the share exchange ratio, and the Company issued 81,456 shares of treasury stock. Fuji Robin was renamed Makita Numazu Corporation (“MNC”) as of August 1, 2007. The total cost for acquiring MNC was ¥3,380 million. The Company, pursuant to SFAS No.141, used the purchase method to account for the acquisition of MNC.

The following table reflects the fair value of 100% of the assets and liabilities of Fuji Robin as of August 1, 2007:

Yen
(millions)
Cash and cash equivalent	¥788
Receivables and other assets	5,064
Property and equipment	3,951
Intangible assets	162
Goodwill (not deductible for tax purposes)	1,251
Trade payables, bank borrowings and other liabilities	(7,836)

Net assets	¥3,380

The results of operations and cash flows associated with MNC since May 15, 2007 have been included in the accompanying consolidated financial statements of Makita. Makita has not presented pro forma results of operations of the acquisition because the results are not material.

9.	INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2007, 2008 and 2009 were as follows:

	Yen			U.S. dollars
	(millions)			(thousands)
	2007	2008	2009	2009
Income before income taxes:
Domestic	¥16,341	¥19,896	¥8,523	$86,091
Foreign	32,982	45,875	35,494	358,525

	¥49,323	¥65,771	¥44,017	$444,616

Provision for income taxes:
Current-
Domestic	¥8,366	¥6,957	¥2,721	$27,485
Foreign	8,120	12,191	8,556	86,424

	¥16,486	¥19,148	¥11,277	$113,909

Deferred-
Domestic	¥(2,453)	¥1,283	¥(158)	$(1,596)
Foreign	(1,681)	(703)	(388)	(3,919)

	(4,134)	580	(546)	(5,515)

Consolidated provision for income taxes	¥12,352	¥19,728	¥10,731	$108,394

Total income taxes were allocated as follows:

	Yen			U.S. dollars
	(millions)			(thousands)
	2007	2008	2009	2009
Provision for income taxes	¥12,352	¥19,728	¥10,731	$108,394
Shareholders’ equity:
Foreign currency translation adjustments	93	(107)	(127)	(1,283)
Net unrealized holding gains on available-for-sale securities	(935)	(4,320)	(2,066)	(20,868)
Minimum Pension liability adjustment	66	–	–	–
Pension liability adjustment	–	(2,549)	(2,491)	(25,162)
Adjustment to initially apply SFAS No.158	(110)	–	–	–

	¥11,466	¥12,752	¥6,047	$61,081

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 7.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.3% for the years ended March 31, 2007, 2008 and 2009.

A reconciliation of the combined statutory income tax rates to the effective income tax rates was as follows:

	Year ended March 31,
	2007	2008	2009
Combined statutory income tax rate in Japan	40.3%	40.3%	40.3%
Non-deductible expenses	0.8	0.6	0.8
Non-taxable dividends received	(0.1)	(0.1)	(0.3)
Change in valuation allowance	(5.4)	(0.4)	0.1
Tax sparing impact	(2.1)	(0.7)	(3.0)
Effect of the foreign tax rate differential	(10.4)	(11.1)	(15.1)
Other, net	1.9	1.4	1.6

Effective income tax rate	25.0%	30.0%	24.4%

According to the provisions of the tax treaties which have been concluded between Japan and 12 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 12 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction were provided. The Company applied such “tax sparing” mainly to China with the indicated tax reduction effect. The effect of the “tax sparing” resulted in a decrease of tax expense by ¥1,021 million or 2.1% and ¥453 million or 0.7% and ¥1,337 million or 3.0% for the years ended March 31, 2007, 2008 and 2009, respectively.

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

For the year ended March 31, 2008, an effect of the foreign tax rate differential of ¥7,334 million was recorded, which was attributable to a profit growth of subsidiaries. Due mainly to this effect, the effective tax rate for the year ended March 31, 2008 was 30.0%, a decrease of 10.3 % as compared with the statutory income tax rate of 40.3%.

For the year ended March 31, 2009, an effect of the foreign tax rate differential of ¥6,628 million was recorded, which was attributable to proportionately higher profits in the overseas subsidiaries compared to those in the Company and domestic subsidiaries. Due mainly to this effect, the effective tax rate for the year ended March 31, 2009 was 24.4%, a decrease of 15.9% as compared with the statutory income tax rate of 40.3%.

The significant components of deferred income tax expense attributable to income before income taxes for the years ended March 31, 2007, 2008 and 2009 were as follows:

	Yen			U.S. dollars
	(millions)			(thousands)
	2007	2008	2009	2009
Deferred tax expense (exclusive of the effects of other components below)	¥(1,467)	¥765	¥(546)	$(5,515)
Increase (decrease) in beginning-of-the-year balance of the valuation allowance for deferred tax assets	(2,667)	(185)	–	–

	¥(4,134)	¥580	¥(546)	$(5,515)

Significant components of deferred income tax assets and liabilities as of March 31, 2008 and 2009, were as follows:

	Yen		U.S. dollars
	(millions)		(thousands)
	2008	2009	2009
Deferred income tax assets:
Marketable securities and investment securities	¥1,495	¥2,854	$28,828
Accrued retirement and termination benefits	1,681	2,423	24,475
Accrued expenses	517	502	5,071
Inventories	1,900	1,940	19,596
Property, plant and equipment	2,570	2,028	20,485
Accrued payroll	1,906	1,813	18,313
Net operating loss carryforwards	774	602	6,081
Other	1,713	2,550	25,757

Total gross deferred income tax assets	12,556	14,712	148,606
Valuation allowance	(331)	(329)	(3,323)

	¥12,225	¥14,383	$145,283

Deferred income tax liabilities:
Undistributed earnings of overseas subsidiaries	¥(565)	¥(449)	$(4,535)
Unrealized gain on available-for-sale securities	(2,929)	(859)	(8,676)
Property, plant and equipment	(1,699)	(1,353)	(13,667)
Other	(1)	(6)	(61)

Total gross deferred income tax liabilities	¥(5,194)	¥(2,667)	$(26,939)

Net deferred income tax assets	¥7,031	¥11,716	$118,344

Net deferred income taxes are recorded in the consolidated balance sheets as follows:

	Yen		U.S. dollars
	(millions)		(thousands)
	2008	2009	2009
Deferred income taxes:
Current assets	¥6,478	¥7,264	$73,374
Investment and other assets	1,826	5,050	51,010
Current liabilities	(58)	(50)	(505)
Long-term liabilities	(1,215)	(548)	(5,535)

	¥7,031	¥11,716	$118,344

In assessing the realizability of deferred income tax assets, Makita considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss carryforwards are utilizable. Makita considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, Makita believes it is more likely than not that the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance, will be realized. The actual amount of the deferred income tax assets realizable, however, would be reduced if estimates of future taxable income during the carryforward period are not achieved. Makita has recorded a valuation allowance of ¥329 million as of March 31, 2009 against certain deferred income tax assets due to the lack of available tax planning strategy to prevent a portion of net operating loss carryforwards from expiring unused.

As of March 31, 2009, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥3,240 million ($32,727 thousand) which are available to offset future taxable income, if any. The net operating losses will expire as follows:

	Yen	U.S. dollars
	(millions)	(thousands)
Within 5 years	197	1,990
6 to 20 years	1,861	18,798
Indefinite	1,182	11,939

	3,240	32,727

As of March 31, 2009, Makita had net “tax sparing” carryforwards for income tax purposes of ¥1,103 million ($11,141 thousand) which are available to reduce future income taxes payable, if any. The net “tax sparing” will expire within 3 years.

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries in the total amount of ¥108,819 million ($1,099,182 thousand) as of March 31, 2009 because Makita considers these earnings to be indefinitely reinvested, and the calculation of the unrecognized deferred tax liabilities is not practicable.

Makita adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” on April 1, 2007. The unrecognized tax benefits as of April 1, 2007 and for the years ended March 31, 2008 and 2009 were neither material nor expected to significantly increase or decrease within 12 months period subsequent to March 31, 2009. Makita classifies penalties and interest related to unrecognized tax benefits, if any, in provision for income taxes, and the total amounts of penalties and interest related to unrecognized tax benefits recorded were not material as of April 1, 2007 and for the years ended March 31, 2008 and 2009. Makita conducts business globally and, as a result, the Company and its subsidiaries file income tax returns in various jurisdictions all over the world. The Company is no longer subject to income tax examinations for the periods prior to the fiscal year ended March 31, 2005, and one of the Company’s major subsidiaries in the United States remains subject to income tax examinations for the periods beginning in the fiscal year ended March 31, 2005.

10.	RETIREMENT AND TERMINATION BENEFIT PLANS

The Company and certain of its subsidiaries have various contributory and noncontributory employee benefit plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. A domestic noncontributory plan covers substantially all of the employees of the Company.

The amounts of lump-sum or pension payments under the plans are generally determined on the basis of length of service and remuneration at the time of termination or retirement.

The net periodic pension costs (benefit) of the defined benefit plans for the years ended March 31, 2007, 2008 and 2009 consisted of the following components:

	Yen			U.S. dollars
	(millions)			(thousands)
	2007	2008	2009	2009
Service cost-benefit earned during the year	¥1,611	¥1,410	¥1,525	$15,404
Interest cost on projected benefit obligation	804	927	906	9,152
Expected return on plan assets	(1,268)	(1,459)	(1,444)	(14,586)
Amortization of prior service cost	(215)	(215)	(206)	(2,081)
Amortization of net transition obligation	37	37	4	41
Recognized actuarial loss	428	414	191	1,929

Net periodic pension costs (benefit)	¥1,397	¥1,114	¥976	$9,859

Net actuarial loss and amortization of prior service cost will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are as follows:

	Yen	U.S. dollars
	(millions)	(thousands)
Net actuarial loss	¥187	$1,889
Amortization of prior service cost	(206)	(2,081)

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen		U.S. dollars
	(millions)		(thousands)
	2008	2009	2009
Change in benefit obligation:
Benefit obligation at beginning of year	¥37,389	¥38,898	$392,909
Service cost	1,410	1,525	15,404
Interest cost	927	906	9,152
Plan amendment	136	(3)	(30)
Actuarial (gain) loss	104	(1,636)	(16,525)
Business acquired	761	–	–
Benefits paid	(1,856)	(2,282)	(23,051)
Foreign exchange impact	27	(554)	(5,596)

Benefit obligation at end of year	38,898	36,854	372,263

Change in plan assets:
Fair value of plan assets at beginning of year	¥38,456	¥35,052	$354,061
Actual return on plan assets	(4,803)	(6,350)	(64,142)
Employer contributions	3,022	2,961	29,909
Benefits paid	(1,659)	(1,974)	(19,939)
Foreign exchange impact	36	(67)	(677)

Fair value of plan assets at end of year	35,052	29,622	299,212

Funded status	¥(3,846)	¥(7,232)	$(73,051)

Amounts recognized in accumulated other comprehensive income consisted of:
Net actuarial loss	¥9,366	¥15,346	$155,010
Prior service cost	(2,575)	(2,372)	(23,959)
Net transition obligation being recognized over 19 years	4	–	–

	¥6,795	¥12,974	$131,051

Amounts recognized in the consolidated balance sheet consisted of:
Current liabilities	¥(130)	¥(116)	$(1,172)
Non-current liabilities	(3,716)	(7,116)	(71,879)

	¥(3,846)	¥(7,232)	$(73,051)

Measurement date

The Company uses a March 31 measurement date for all of its plans.

The accumulated benefit obligation for all defined benefit plans was as follows:

	Yen		U.S. dollars
	(millions)		(thousands)
	2008	2009	2009
Accumulated benefit obligation	¥34,146	¥33,084	$334,182
Assumptions

The weighted-average assumptions used to determine benefit obligations at March 31, 2008 and 2009, were as follows:

	2008	2009
Discount rate	2.4%	2.5%
Assumed rate of increase in future compensation levels	3.3%	2.8%
The weighted-average assumptions used to determine net periodic pension cost for each of the years in the three-year period ended March 31, 2009, were as follows:

	2007	2008	2009
Discount rate	2.2%	2.5%	2.4%
Assumed rate of increase in future compensation levels	3.3%	3.3%	3.3%
Expected long-term rate of return on plan assets	4.2%	4.2%	3.8%
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

Plan Assets

The benefit plan weighted-average asset allocations at March 31, 2008, and 2009, by asset category were as follows:

	2008	2009
Asset Category:
Equity securities	45.7%	38.3%
Debt securities	36.8	34.0
Real estate	1.1	1.0
Life insurance company general accounts	11.4	16.8
Other	5.0	9.9

	100.0%	100.0%

Makita’s funding policy is to contribute monthly the amounts which would provide sufficient assets for future payments of pension benefits. The plans’ assets are invested primarily in marketable equity securities and interest-bearing securities.

Makita determined the mix of equity securities and debt securities after taking into consideration the expected long-term yield on pension assets. To decide whether changes in the basic portfolio are necessary, Makita examines the divergence between the expected long-term income and the actual income from the portfolio on an annual basis. Makita revises the portfolio when it is deemed necessary to reach the expected long-term yield. The plans’ equity securities include common stock of the Company in the amount of ¥6 million ($61 thousand) at March 31, 2009.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Yen		U.S. dollars
	(millions)		(thousands)
	2008	2009	2009
Projected benefit obligation	¥3,989	¥36,854	$372,263
Accumulated benefit obligation	3,890	33,084	334,182
Fair value of plan assets	370	29,622	299,212
An accumulated benefit obligation in excess of plan assets	3,520	3,462	34,970
Cash flows

Contributions

Makita expects to contribute ¥2,569 million ($25,949 thousand) to its domestic and foreign defined benefit plans in the fiscal year ending March 31, 2010.

Estimated future benefit payments

At March 31,2009, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

	Yen	U.S. dollars
Year ending March 31,	(millions)	(thousands)
2010	¥1,864	$18,828
2011	1,956	19,758
2012	1,853	18,717
2013	1,927	19,464
2014	1,801	18,192
2015-2019	8,937	90,273

Total	¥18,338	$185,232

Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥223 million, ¥270 million and ¥229 million ($2,313 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

The Company has unfunded retirement allowance programs for the Directors and the Statutory Auditors. Under such programs, the aggregate amount set aside as retirement allowances for the Directors and the Statutory Auditors was ¥468 million and ¥450 million ($4,545 thousand) as of March 31, 2008 and 2009, respectively, which is included in other liabilities in the accompanying balance sheets. This Executive retirement and termination allowances program was abolished by the Annual General Meeting of Shareholders held in June 2006. The aggregate amount set aside will be paid to the Directors and the Statutory Auditors when they retire.

11.	SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

As of March 31, 2008 and 2009, short-term borrowings consisted of the following:

	Yen		U.S. dollars
	(millions)		(thousands)
	2008	2009	2009
Bank borrowings	¥1,582	¥110	$1,111
Current maturities of long-term indebtedness	142	129	1,303

Total	¥1,724	¥239	$2,414

Short-term borrowings, excluding current maturities of long-term indebtedness, amounting to ¥1,582 million and ¥110 million ($1,111 thousand) as of March 31, 2008 and 2009, respectively, consisted primarily of bank borrowings of overseas subsidiaries denominated in foreign currencies.

As of March 31, 2008 and 2009, the weighted average interest rate on the borrowings was 8.9% and 8.0%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for immediate short-term borrowings without restrictions amounting to ¥22,664 million and ¥15,969 million ($161,303 thousand) as of March 31, 2008 and 2009, respectively.

As of March 31, 2008 and 2009, long-term indebtedness consisted of the following:

	Yen		U.S. dollars
	(millions)		(thousands)
	2008	2009	2009
1.9% (weighted average rate) unsecured loans from banks, due 2012	¥500	¥500	$5,051
Capital lease obligations (see Note 3(g))	550	447	4,515
Less- Current maturities included in short-term borrowings	(142)	(129)	(1,303)

	¥908	¥818	$8,263

There were no covenants or cross default provisions under the Makita’s financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2009 are as summarized below:

	Yen	U.S. dollars
Year ending March 31,	(millions)	(thousands)
2010	¥129	$1,303
2011	278	2,808
2012	527	5,324
2013	11	111
2014	2	20
2015 and thereafter	–	–

Total	¥947	$9,566

12.	SHAREHOLDERS’ EQUITY

At the Board of Directors’ meeting held on April 30, 2008 and October 31,2008, the Company authorized the repurchase of shares of its common stock pursuant to Article 156 of the Companies Act of Japan, as applied pursuant to Paragraph 3, Article 165 of the Companies Act of Japan, 6,000,000 shares of treasury stock were repurchased during the fiscal year ended March 31, 2009. Further at the Board of Directors’ meeting held on January 30, 2009, the Company decided to retire the treasury stock pursuant to the provisions of Article 178 of the Companies Act of Japan. 4,000,000 shares of treasury stock were retired during the fiscal year ended March 31,2009.

The Companies Act of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company should be appropriated as capital reserve or earned reserve (hereinafter called reserve). No further appropriations are required when the total amount of the reserve exceed 25% of capital stock.

Based on a resolution of the Board of Directors, at the annual meeting of shareholders to be held on June 25, 2009, the shareholders approved the declaration of a cash dividend in the amount of ¥6,888 million, which will be paid to shareholders of record as of March 31, 2009. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2009.

The amount of retained earnings available for dividends distribution is recorded in the Company’s non-consolidated books and amounted to ¥135,222 million ($1,366 million) as of March 31, 2009.

13.	OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of March 31, 2007, 2008 and 2009, were as follows:

	Yen			U.S.dollars
	(millions)			(thousands)
	2007	2008	2009	2009
Foreign currency translation adjustments:
Beginning balance	¥(6,043)	¥2,764	¥(7,510)	$(75,859)
Adjustments for the year	8,807	(10,274)	(28,051)	(283,343)

Ending balance	¥2,764	(7,510)	¥(35,561)	$(359,202)

Net unrealized holding gains on available-for-sale securities:
Beginning balance	¥11,666	¥10,280	¥3,885	$39,243
Adjustments for the year	(1,386)	(6,395)	(3,065)	(30,960)

Ending balance	¥10,280	3,885	¥820	8,283

Minimum pension liability adjustment:
Beginning balance	¥(278)	¥–	¥–	$–
Adjustments for the year	94	–	–	–
Adjustments to initially apply SFAS No.158	184	–	–	–

Ending balance	¥–	¥–	¥–	$–

Pension liability adjustment:
Beginning balance	¥–	¥(347)	¥(4,032)	$(40,727)
Adjustments for the year	–	(3,685)	(3,688)	(37,253)
Adjustments to initially apply SFAS No.158	(347)	–	–	–

Ending balance	¥(347)	¥(4,032)	¥(7,720)	$(77,980)

Total other accumulated comprehensive income (loss):
Beginning balance	¥5,345	¥12,697	¥(7,657)	$(77,343)
Adjustments for the year	7,515	(20,354)	(34,804)	(351,556)
Adjustments to initially apply SFAS No.158	(163)	–	–	–

Ending balance	¥12,697	¥(7,657)	¥(42,461)	$(428,899)

Tax effects allocated to each component of other comprehensive income were as follows:

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
For the year ended March 31, 2007
Foreign currency translation adjustment	¥8,900	¥(93)	¥8,807
Unrealized holding losses on available-for-sale securities:
Unrealized holding losses arising during the year	(1,403)	565	(838)
Less- Reclassification adjustment for gains realized in net income	(918)	370	(548)

Net unrealized losses	(2,321)	935	(1,386)
Minimum pension liability adjustment	160	(66)	94

Other comprehensive income	¥6,739	¥776	¥7,515

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
For the year ended March 31, 2008
Foreign currency translation adjustment	¥(10,381)	¥107	¥(10,274)
Unrealized holding losses on available-for-sale securities:
Unrealized holding losses arising during the year	(12,099)	4,878	(7,221)
Less- Reclassification adjustment for losses realized in net income	1,384	(558)	826

Net unrealized losses	(10,715)	4,320	(6,395)
Pension liability adjustment:
Unrealized losses arising during the year	(6,470)	2,633	(3,837)
Less- Reclassification adjustment for losses realized in net income	236	(84)	152

Net unrealized losses	(6,234)	2,549	(3,685)

Other comprehensive losses	¥(27,330)	¥6,976	¥(20,354)

	Yen (millions)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
For the year ended March 31, 2009
Foreign currency translation adjustment	¥(28,178)	¥127	¥(28,051)
Unrealized holding losses on available-for-sale securities:
Unrealized holding losses arising during the year	(8,679)	3,497	(5,182)
Less- Reclassification adjustment for losses realized in net income	3,548	(1,431)	2,117

Net unrealized losses	(5,131)	2,066	(3,065)
Pension liability adjustment:
Unrealized losses arising during the year	(6,168)	2,487	(3,681)
Less- Reclassification adjustment for gains realized in net income	(11)	4	(7)

Net unrealized losses	(6,179)	2,491	(3,688)

Other comprehensive losses	¥(39,488)	¥4,684	¥(34,804)

	U.S. dollars (thousands)
		Tax benefit	Net of tax
	Pretax amount	(expense)	amount
For the year ended March 31, 2009
Foreign currency translation adjustment	$(284,626)	$1,283	$(283,343)
Unrealized holding losses on available-for-sale securities:
Unrealized holding losses arising during the year	(87,666)	35,322	(52,344)
Less- Reclassification adjustment for losses realized in net income	35,838	(14,454)	21,384

Net unrealized losses	(51,828)	20,868	(30,960)
Pension liability adjustment:
Unrealized losses arising during the year	(62,304)	25,122	(37,182)
Less- Reclassification adjustment for gains realized in net income	(111)	40	(71)

Net unrealized losses	(62,415)	25,162	(37,253)

Other comprehensive losses	$(398,869)	$47,313	$(351,556)

14.	EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share computations is as follows, there are no diluted effect during the representing fiscal years.

	Yen			U.S. dollars
	(millions)			(thousands)
Numerator	2007	2008	2009	2009
Net income available to common share holders – Basic	¥36,971	¥46,043	¥33,286	$336,222

Denominator	Number of shares
Weighted average common shares outstanding – Basic	143,706,789	143,749,824	140,518,582

	Yen			U.S. dollars
Earnings per share:
Basic	¥257.3	¥320.3	¥236.9	$2.39

15.	COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2009, the Company was contingently liable as a guarantor for housing and education loans to employees in the amount of ¥8 million ($81 thousand). The Company will be required to satisfy the outstanding loan commitments of certain employees in the event those employees are not able to fulfill their repayment obligations. The fair value of the liabilities for the Company’s obligations under the guarantees described above as of March 31, 2009, was insignificant.

At March 31, 2009, Makita was contingently liable as a guarantor for the borrowings of the union organized by customers in the amount of ¥93 million ($939 thousand). The fair value of the liabilities for Makita’s obligations under the guarantees described above as of March 31, 2009, was insignificant.

Makita’s purchase obligations, mainly for raw materials, were ¥9,261 million ($93,545 thousand) as of March 31, 2009.

At March 31, 2009, Makita was contingently liable in connection with discounts of notes receivable in the amount of ¥481 million ($4,859 thousand).

Makita is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Makita’s consolidated financial position, results of operations, or cash flows.

Makita made rental payments of ¥1,881 million, ¥2,132 million and ¥2,207 million ($22,293 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2007, 2008 and 2009, respectively. The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2009, were as follows:

	Yen	U.S. dollars
Year ending March 31,	(millions)	(thousands)
2010	¥681	$6,879
2011	503	5,081
2012	319	3,222
2013	242	2,444
2014	175	1,768
2015 and thereafter	283	2,859

	¥2,203	$22,253

Makita generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. The change in accrued product warranty cost for the years ended March 31, 2007, 2008 and 2009 was summarized as follows:

	Yen			U.S. dollars
	(millions)			(thousands)
	2007	2008	2009	2009
Balance at beginning of year	¥928	¥1,306	¥1,964	$19,838
Addition	1,476	2,117	1,648	16,646
Utilization	(1,163)	(1,357)	(1,593)	(16,091)
Foreign exchange impact	65	(102)	(342)	(3,454)

Balance at end of year	¥1,306	¥1,964	¥1,677	$16,939

16.	FAIR VALUE MEASUREMENTS

In this fiscal year, Makita adopted SFAS No. 157, “Fair Value Measurements”, for all financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value in an entity’s financial statements on recurring basis (at least annually). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 -	Inputs are listed below.
1.	Inputs are quoted prices for similar assets or liabilities in active markets,

2.	Inputs are quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable,

3.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.
The following table presents our assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2009 consistent with the fair value hierarchy provisions of SFAS No. 157.

	Yen (millions)
As of March 31, 2009	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	¥38,609	¥–	¥–
Derivatives	–	119	–
Liabilities:
Derivatives	¥–	¥(1,288)	¥–

	U.S. dollars (thousands)
As of March 31, 2009	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities	$389,989	$–	$–
Derivatives	–	1,202	–
Liabilities:
Derivatives	$–	$(13,010)	$–
Level 1:

Available-for-sale securities are comprised principally of investment in trusts and marketable equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2:

Derivatives are comprised principally of foreign currency contracts and currency swaps, which are estimated by obtaining quotes and other relevant information from brokers.

17.	DERIVATIVES AND HEDGING ACTIVITIES
(a)	Risk management policy

Makita is exposed to market risks, such as changes in currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts, currency swaps, currency options contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Makita does not use derivative instruments for trading or speculation purpose.

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

These derivative instruments are principally intended to protect against foreign exchange exposure related to intercompany transfer of inventories and financing activities. The derivative instruments as of March 31, 2009 were as follows.

	Yen (millions)
	Asset Derivatives		Liability Derivatives
	Balance	Fair	Balance	Fair
Derivatives not designated as hedging instruments	Sheet Location	Value	Sheet Location	Value
Foreign currency contracts	Other current assets	¥22	Other liabilities	¥863
Currency swaps	Other current assets	93	Other liabilities	414
Currency option contracts	Other current assets	4	Other liabilities	11

Total		¥119		¥1,288

	U.S. dollars (thousands)
	Asset Derivatives		Liability Derivatives
	Balance	Fair	Balance	Fair
Derivatives not designated as hedging instruments	Sheet Location	Value	Sheet Location	Value
Foreign currency contracts	Other current assets	$222	Other liabilities	$8,717
Currency swaps	Other current assets	940	Other liabilities	4,182
Currency option contracts	Other current assets	40	Other liabilities	111

Total		$1,202		$13,010

The amount of gain or (loss) recognized in income on derivative for the year ended March 31,2009 was as follows.

		Yen (millions)	U.S. dollars (thousands)
Amount of Gain or (Loss)		Amount of Gain or (Loss)	Amount of Gain or (Loss)
Recognized in Income on		Recognized in Income on	Recognized in Income on
Derivative		Derivative	Derivative
Location of Gain or (Loss)
Derivatives not designated	Recognized in Income on
as hedging instruments	Derivative	2009	2009
Foreign currency contracts	Exchange gains (losses)	¥ (836)	$ (8,444)
Currency swaps	Exchange gains (losses)	(706)	(7,131)
Currency option contracts	Exchange gains (losses)	(12)	(122)

Total		¥ (1,554)	$ (15,697)

Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows:

	Yen	U.S. dollars
	(millions)	(thousands)
	2009	2009
Foreign currency contracts	¥19,131	$193,243
Foreign currency swaps	5,535	55,909
Currency option contracts	378	3,818

Total	¥25,044	$252,970

The notional amounts for Foreign currency contracts, Foreign currency swaps and Currency option contracts, presented by currency, were as follows:

	Yen	U.S. dollars
	(millions)	(thousands)
	2009	2009
US$	¥14,697	$148,455
Euro	9,456	95,515
Other	891	9,000

Total	¥25,044	$252,970

(c)	Interest rate risk management

Makita executes financing and investing activities through the Company. As Makita’s subsidiaries are financed by loans within the Group—from subsidiaries with surplus funds to subsidiaries that lack funds—interest expense variation is insignificant.

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

(c)	Marketable Securities and Investment Securities

The fair value of marketable and investment securities is estimated based on quoted market prices. For certain investments such as non-marketable securities, since there are no quoted market prices existing, a reasonable estimation of a fair value could not be made without incurring excessive cost, and such securities have been excluded from fair value disclosure. The fair value of such securities is estimated if and when there are indications that the investment may be impaired. Non-marketable securities amounted to ¥572 million and ¥402 million ($4,061 thousand) as of March 31, 2008 and 2009, respectively.

(d)	Long-term Indebtedness

The fair value of long-term indebtedness is a present value of future cash flows associated with each instrument discounted using Makita’s current borrowing rates for similar debt instruments of comparable maturities.

(e)	Other Derivative Financial Instruments

The fair values of other derivative financial instruments, foreign currency contracts, currency swaps and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	Yen				U.S. dollars
	(millions)				(thousands)
	2008		2009		2009
	Carrying		Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Marketable securities	¥49,443	¥49,443	¥29,470	¥29,468	$297,677	$297,656
Investment securities	17,462	17,391	10,888	10,837	109,979	109,464
Long-term time deposits	2,207	2,207	2,203	2,203	22,253	22,253
Long-term indebtedness including current maturities	(1,050)	(1,050)	(947)	(947)	(9,566)	(9,566)
Foreign currency contracts:
Assets	186	186	22	22	222	222
Liabilities	(191)	(191)	(863)	(863)	(8,717)	(8,717)
Currency swaps:
Assets	408	408	93	93	940	940
Liabilities	(23)	(23)	(414)	(414)	(4,182)	(4,182)
Currency option contracts:
Assets	7	7	4	4	40	40
Liabilities	(2)	(2)	(11)	(11)	(111)	(111)
(f)	Limitation

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

During the three years ended March 31, 2007, 2008 and 2009, Makita’s operating structure included the following geographical operating segments: Japan Group, Europe Group, North America Group, Asia Group, and Other Group.

Makita evaluates the performance of each operating segment based on U.S. GAAP.

Segment Products and Services
Makita is a manufacturer and wholesaler of electric power tools and other tools. The operating segments derive substantially all of their revenues from the sale of electric power tools and parts and repairs.

Year ended March 31, 2007

	Yen
	(millions)
			North				Corporate and
	Japan	Europe	America	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥61,776	¥124,924	¥51,432	¥9,698	¥32,103	¥279,933	¥–	¥279,933
Intersegment	64,040	5,709	5,297	67,021	149	142,216	(142,216)	–

Total	¥125,816	¥130,633	¥56,729	¥76,719	¥32,252	¥422,149	¥(142,216)	¥279,933

Operating expenses	¥108,403	¥112,577	¥54,217	¥66,815	¥28,786	¥370,798	¥(139,041)	¥231,757
Operating income	17,413	18,056	2,512	9,904	3,466	51,351	(3,175)	48,176
Long-lived assets	36,831	10,345	3,381	10,296	2,690	63,543	(163)	63,380
Identifiable assets	257,735	110,158	38,756	50,934	26,535	484,118	(115,624)	368,494
Depreciation and amortization	5,270	1,432	637	1,233	261	8,833	(60)	8,773
Capital expenditures	7,266	2,820	451	2,235	351	13,123	(143)	12,980

Year ended March 31, 2008

	Yen
	(millions)
			North				Corporate and
	Japan	Europe	America	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥72,466	¥160,218	¥56,234	¥11,271	¥42,388	¥342,577	¥–	¥342,577
Intersegment	69,540	5,606	5,212	101,211	172	181,741	(181,741)	–

Total	¥142,006	¥165,824	¥61,446	¥112,482	¥42,560	¥524,318	¥(181,741)	¥342,577

Operating expenses	¥120,020	¥138,850	¥59,727	¥98,468	¥36,964	¥454,029	¥(178,483)	¥275,546
Operating income	21,986	26,974	1,719	14,014	5,596	70,289	(3,258)	67,031
Long-lived assets	42,752	10,563	2,656	9,961	3,313	69,245	(187)	69,058
Identifiable assets	264,721	126,428	39,523	52,890	31,556	515,118	(128,651)	386,467
Depreciation and amortization	4,874	1,653	691	1,397	320	8,935	(64)	8,871
Capital expenditures	8,637	2,453	713	2,220	1,113	15,136	(100)	15,036
Year ended March 31, 2009

	Yen
	(millions)
			North				Corporate and
	Japan	Europe	America	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	¥63,859	¥137,230	¥42,446	¥9,954	¥40,545	¥294,034	¥–	¥294,034
Intersegment	56,371	4,154	4,690	86,697	121	152,033	(152,033)	–

Total	¥120,230	¥141,384	¥47,136	¥96,651	¥40,666	¥446,067	¥(152,033)	¥294,034

Operating expenses	¥112,109	¥121,668	¥46,291	¥84,438	¥35,816	¥400,322	¥(156,363)	¥243,959
Operating income	8,121	19,716	845	12,213	4,850	45,745	4,330	50,075
Long-lived assets	44,114	11,395	2,231	11,302	3,827	72,869	(173)	72,696
Identifiable assets	235,252	110,897	33,533	48,311	36,134	464,127	(127,483)	336,644
Depreciation and amortization	5,084	1,534	586	1,493	268	8,965	(78)	8,887
Capital expenditures	6,682	5,245	359	3,045	1,856	17,187	(141)	17,046
Year ended March 31, 2009

	U.S. dollars
	(thousands)
			North				Corporate and
	Japan	Europe	America	Asia	Other	Total	Eliminations	Consolidated
Sales:
External customers	$645,040	$1,386,162	$428,747	$100,545	$409,546	$2,970,040	$–	$2,970,040
Intersegment	569,404	41,960	47,374	875,727	1,222	1,535,687	(1,535,687)	–

Total	$1,214,444	$1,428,122	$476,121	$976,272	$410,768	$4,505,727	$(1,535,687)	$2,970,040

Operating expenses	$1,132,414	$1,228,970	$467,586	$852,908	$361,778	$4,043,656	$(1,579,424)	$2,464,232
Operating income	82,030	199,152	8,535	123,364	48,990	462,071	43,737	505,808
Long-lived assets	445,596	115,101	22,535	114,162	38,657	736,051	(1,748)	734,303
Identifiable assets	2,376,283	1,120,172	338,717	487,990	364,990	4,688,152	(1,287,708)	3,400,444
Depreciation and amortization	51,354	15,495	5,919	15,081	2,707	90,556	(788)	89,768
Capital expenditures	67,495	52,980	3,626	30,758	18,747	173,606	(1,424)	172,182
Long-lived assets shown above consist of property, plant and equipment.
There are no individually material countries which should be separately disclosed in Europe, North America, Asia, and Other, except for the United States of America and Finland on sales.

	Yen	U.S. dollars
	(millions)	(thousands)
	Sales	Sales
The United States of America	¥32,105	$324,293
Finland	29,745	300,455

Transfers between segments are made at estimated arm’s-length prices. No single external customer accounted for 10% or more of Makita’s net sales for each of the years ended March 31, 2007, 2008 and 2009.
Segment information is determined by the location of the Company and its relevant subsidiaries.
Makita’s current revenues from external customers by each group of products are set forth below.

	Consolidated Net Sales by Product Categories
	(Yen millions, except for percentage amounts)						U.S. dollars
	Year ended March 31,						(thousands)
	2007		2008		2009		2009
Power Tools	¥210,894	75.3%	¥255,869	74.7%	¥214,703	73.0%	$2,168,717
Gardening and Household Products	28,123	10.0	40,410	11.8	36,916	12.6	372,889
Parts, Repairs and Accessories	40,916	14.7	46,298	13.5	42,415	14.4	428,434

Total	¥279,933	100.0%	¥342,577	100.0%	¥294,034	100.0%	$2,970,040

20.	RELATED PARTY TRANSACTIONS

The transactions between the Company and Maruwa Co., Ltd. (“Maruwa”), for which a representative director of the Company, Masahiko Goto, and certain of his family members have a majority of the voting rights, amounted to ¥2 million for advertising expenses for each of the years ended March 31, 2007, 2008 and 2009.

The Company’s purchases of raw materials and production equipment from Toa Co., Ltd., for which a representative director of the Company, Masahiko Goto, and certain of his family members have a majority of the voting rights, were ¥129 million, ¥96 million and ¥109 million ($1,101 thousand) during the years ended March 31, 2007, 2008 and 2009, respectively. The accounts payable of the Company related to these transactions were ¥6 million, ¥15 million and ¥5 million ($51 thousand) as of March 31, 2007, 2008 and 2009, respectively.

The outside director, Motohiko Yokoyama is a president of JTEKT Corporation. The Company’s purchases of raw materials and production equipment from JTEKT Corporation, were ¥498 million during March 31, 2007, ¥658 million during the year ended March 31, 2008 and ¥614 million ($6,202 thousand) during the year ended March 31, 2009. The accounts payables of the Company related to these transactions were ¥35 million, ¥65 million and ¥27 million ($273 thousand) as of March 31, 2007, 2008, and 2009 respectively.

MAKITA CORPORATION AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE YEARS ENDED MARCH 31, 2007, 2008 AND 2009

	Japanese Yen (millions)
		Additions
	Balance at	Charged to	Charged to	Deductions		Balance at
	beginning	costs and	Other	from	Translation	end of
Descriptions	of year	expenses	Accounts	reserves	adjustments	year
2007:
Allowance for doubtful receivables	¥1,016	¥175	¥–	¥(386)	¥64	¥869
Deferred income tax assets valuation allowance	2,973	34	–	(2,701)	12	318
Volume-based rebates	2,724	–	7,477	(6,139)	(203)	3,859
Cooperative advertisings	577	–	3,026	(2,576)	(70)	957
Cash discounts	491	–	5,315	(5,439)	(19)	348
2008:
Allowance for doubtful receivables	869	269	–	(73)	(47)	1,018
Deferred income tax assets valuation allowance	318	–	251	(237)	(1)	331
Volume-based rebates	3,859	–	9,897	(9,626)	346	4,476
Cooperative advertisings	957	–	3,517	(3,585)	64	953
Cash discounts	348	–	5,881	(5,891)	58	396
2009:
Allowance for doubtful receivables	1,018	474	–	(131)	(232)	1,129
Deferred income tax assets valuation allowance	331	–	41	(32)	(11)	329
Volume-based rebates	4,476	–	7,866	(10,343)	662	2,661
Cooperative advertisings	953	–	3,435	(3,981)	185	592
Cash discounts	396	–	5,444	(5,514)	14	340