Form 20-F
period 2010-03-31
MAKITA CORP
filed 2010-07-07
CIK 202467

UNITED STATES
SECURITIES AND EXCHAGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12602

KABUSHIKI KAISHA MAKITA
(Exact name of registrant as specified in its charter)
MAKITA CORPORATION
(Translation of registrant’s name into English)
JAPAN
(Jurisdiction of incorporation or organization)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)
Minobu Kato, +81.566.97.1718, +81.566.98.6907, 3-11-8, Sumiyoshi-cho, Anjo City, Aichi, Japan
(Name, telephone, facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
*American Depositary Shares	Nasdaq Global Select Market
**Common Stock
* American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing one share of the registrant’s Common Stock.
** No par value. Not for trading, but only in connection with registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2010, 137,760,402 shares of common stock were outstanding excluding 2,244,755 shares of Treasury stock represented by an aggregate of 3,896,087 American Depositary Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes          ☐No
If this report is an annual or transition report, indicate by mark if the registrant in not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes          ☑ No
Note – Checking the box above will not relieve any registrant required to the file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes          ☑No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
   Not Applicable
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☑	International Financial Reporting Standards as issued by International Accounting Standards Board☐	Other☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐Item17      ☐Item18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 ☐ Yes        ☑ No

i

Certain References and Information
    As used in this annual report, the term “FY” preceding a year means the twelve-month period ended March 31 of the year referred to. For example, “FY2010” refers to the twelve-month period ended March 31, 2010. All other references to years refer to the applicable calendar year. All information contained in this annual report is as of March 31, 2010 unless otherwise specified.
    In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥93 = U.S.$1.00, the approximate exchange rate of the noon buying rate for Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2010. On June 25, 2010 the noon buying rate for Japanese yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥89.35 = U.S.$1.00.
    As used herein, the “Company” refers to Makita Corporation and “Makita” or “Makita Group” refer to Makita Corporation and its consolidated subsidiaries unless the context otherwise indicates.
Cautionary Statement with Respect to Forward-Looking Statements
     This annual report contains “forward-looking statements” that are based on current expectations, estimates, strategies and projections of the Company’s management in light of the information currently available to it. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filing with the Securities and Exchange Commission and in its reports to shareholders, with respect to Makita’s current plans, estimates, strategies and beliefs and other statements that are not historical. Generally, the inclusion of the words “plan”, “strategy”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “will”, “may”, “might” and similar expressions identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.
     All statements addressing operating performance, events, or developments that Makita expects or anticipates to occur in the future, including statements relating to sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements. Makita undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons.
     Such risks and uncertainties are generally set forth in Item 3.D. “Risk Factors” of this Form 20-F include but are not limited to:
▪	The levels of construction activities and capital investments in Makita’s markets

▪	Fluctuations in currency exchange rates

▪	Intense competition in the global power tools market for professional-use

▪	Makita’s overseas activities and entry into overseas markets

▪	Makita’s inability to develop attractive products

▪	Geographic concentration of Makita’s main offices and facilities

▪	Sharp rise in prices of raw materials or failure of Makita to procure necessary raw materials at an adequate price

▪	Failure of Makita’s suppliers to deliver materials or parts required for production as scheduled

▪	Failure to maintain cooperative relationships with significant customers and reduction of purchase and sale of Makita’s products by significant customers

▪	Failure to protect Makita’s intellectual property rights or infringing intellectual property rights of third parties

▪	Product liability litigation or recalls

▪	Fluctuations in stock market prices

▪	Environmental or other government regulations

▪	Effectiveness of Makita’s internal control over financial reporting and the related attestation provided by Makita’s auditors

▪	Halts or malfunctioning of Makita’s operational network

▪	Makita’s ability to retain talented personnel
     The foregoing list is not exhaustive. There can be no assurance that Makita has correctly identified and appropriately assessed all factors affecting its business or that the publicly available and other information with respect to these matters is complete and correct.
     Additional risks and uncertainties not presently known to Makita or that it currently believes to be immaterial also may adversely impact Makita. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on Makita’s business, financial condition and results of operations.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable
Item 2. Offer Statistics and Expected Timetable
     Not applicable
Item 3. Key Information
A. Selected financial data
     The following data for each of the five fiscal years ended March 31 have been derived from Makita’s audited consolidated financial statements. They should be read in conjunction with Makita’s audited consolidated balance sheets as of March 31, 2009 and 2010, the related consolidated statements of income, changes in equity and cash flows for each of the three years ended March 31, 2008, 2009 and 2010 and the notes thereto that appear elsewhere in this annual report. Makita’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and were also included in its Japanese Securities Reports filed with the Director of the Kanto Local Finance Bureau.

Income Statement Data	Fiscal year ended March 31,
	2006	2007	2008	2009	2010	2010
						U.S. Dollars
	Yen in millions					in thousands
Net Sales	¥229,075	¥279,933	¥342,577	¥294,034	¥245,823	$2,643,258
Operating Income	45,778	48,176	67,031	50,075	30,390	326,774
Net Income	40,633	37,371	46,509	33,712	22,566	242,645
Net Income attributable to shareholders of the Company	40,411	36,971	46,043	33,286	22,258	239,333

	Yen					U.S. Dollars

Net Income per share of Common stock and per ADS :Basic	281.1	257.3	320.3	236.9	161.6	1.74
:Diluted	-	-	-	-	-	-

						U.S. Dollars
Balance Sheet Data	Yen in millions					in thousands
	2006	2007	2008	2009	2010	2010
Total Assets	¥326,038	¥368,494	¥386,467	¥336,644	¥349,839	$3,761,710
Cash and Cash equivalents, Time Deposits, and Short-term investments	88,672	102,211	98,142	66,308	104,312	1,121,635
Net Working Capital	181,808	212,183	230,699	199,586	211,336	2,272,430
Short-term Borrowings	1,728	1,892	1,724	239	385	4,140
Long-term Indebtedness	104	53	908	818	544	5,849
Common Stock	23,805	23,805	23,805	23,805	23,805	255,968
Treasury Stock	(258)	(298)	(263)	(6,435)	(6,445)	(69,301)
Makita Corporation Shareholders’ Equity	266,584	302,675	316,498	283,485	297,207	3,195,774
Total Equity	¥268,219	¥304,810	¥319,014	¥285,746	¥299,673	$3,222,290

Total number of shares outstanding	Fiscal year ended March 31,
	2006	2007	2008	2009	2010
	143,711,766	143,701,279	143,773,625	137,764,005	137,760,402

Note:	1.	Net income per share equals net income attributable to Makita shareholders divided by the average number of outstanding shares of common stock.
	2.	Net working capital equals current assets less current liabilities.
	3.	Diluted net income per share is not presented, as Makita has no shares or other rights convertible or exchangeable for shares of common stock.
Exchange rates (Japanese yen amounts per U.S. dollar)
     The following table sets forth information concerning the exchange rates for Japanese yen and U.S. dollars based on the noon buying rate for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The average Japanese yen exchange rates represent average noon buying rates on the last business day of each month during the previous period.

	Yen per U.S. $ 1.00
Fiscal year ended March 31,	High	Low	Average	Year-end
2006	120.93	104.41	113.15	117.48
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40
2011 (through June 25, 2010)	94.68	89.35	91.47	89.35

	Yen per U.S. $ 1.00
2010	January	February	March	April	May	June
High	93.31	91.94	93.40	94.51	94.68	92.33
Low	89.41	88.84	88.43	92.03	89.89	89.35
     On June 25, 2010, the noon buying rate for cable transfers in Japanese yen in New York as reported by the Federal Reserve Bank of New York was ¥ 89.35 = U.S.$1.00.
Cash dividends declared per share of common stock and per ADS

Fiscal year ended	Yen		U.S. Dollars
March 31,	Interim	Year-end	Interim	Year-end
2006	19	38	0.16	0.32
2007	19	55	0.16	0.47
2008	30	67	0.30	0.67
2009	30	50	0.31	0.53
2010	15	37	0.17	0.41
     Makita’s basic dividend policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 Japanese yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.

Note:	Cash dividends in U.S. dollars are based on the exchange rates as of the respective payment date, using the noon buying rate for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.
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
As a result, when economic conditions weaken Japan, Europe, North America, Asia, Central and South America, Oceania , the Middle East and Africa where Makita conducts business, this may have an adverse impact on Makita’s financial condition and results of operations. In addition, fluctuations in prices of crude oil or mineral resources and volatility in the stock market may affect construction demand, public investment, capital expenditure and consumption trends, which in turn, may have a negative impact on Makita’s financial condition.
     The construction markets in developed economies, including Japan, the U.S. and Europe are the major markets for the Company and remain in severe business conditions.
Fiscal crises especially in Greece and other European countries have led to concerns about the stability of the financial system. Credit uncertainty may spread across a substantial number of economies in Europe, leading to adverse market conditions.
If these severe business conditions continue and economic recovery is delayed, construction activities and consumption may be adversely affected, and Makita’s sales may decrease. The ratio of selling, general and administrative expenses to net sales may become relatively higher, and thus profit ratios may decrease. Such conditions would require reorganizing and restructuring production facilities and sales/distribution sites, which may lead to further decrease in profits.
Currency exchange rate fluctuations may affect Makita’s financial results.
     The functional currency for all of Makita’s significant foreign operations is the local currency. The transactions denominated in local currencies of Makita’s subsidiaries around the world are translated into Japanese yen using the average market conversion rate during each financial period. Assets and liabilities of overseas subsidiaries denominated in their local currencies are translated at the exchange rate in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The local currencies of the overseas subsidiaries are regarded as their functional currencies. The resulting currency translation adjustments are included in accumulated other comprehensive income (loss) in shareholders’ equity. Currently, over 80% of Makita’s overall production and sales are generated overseas and a significant portion thereof is dominated in currencies other than Japanese yen.

Consequently, fluctuations in exchange rates may have a significant impact on Makita’s results of operations, assets and liabilities and shareholders’ equity when translated into Japanese yen.
     Makita is affected by fluctuations in the value of the euro, the U.S. dollar and Chinese Renmin yuan, among other currencies. The euro and the U.S. dollar are the primary foreign currencies on which Makita bases its foreign sales and the U.S. dollar and Chinese Renmin yuan are the primary foreign currencies on which Makita bases its foreign costs and liabilities. In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the euro, the U.S. dollar, and the Japanese yen, Makita engages in hedging transactions.
However, medium-to long-term fluctuations of exchange rates may affect Makita’s ability to execute procurement, production, logistics and sales activities as planned and may have an adverse impact on Makita’s financial condition and results of operations. In particular, currency exchange rates are increasingly affected by other currency exchange rates. Fluctuations in certain currency exchange rates may affect exchange rates among other currencies, which may significantly affect Makita’s financial condition and results of operations.
     Makita’s consolidated results of operations after the translation of foreign currencies into Japanese yen were significantly affected by fluctuations in exchange rates due to the continuing appreciation of the Japanese yen against the euro and other currencies throughout FY2010. Further appreciation of the Japanese yen, especially against the euro, may have an adverse impact on Makita’s financial condition and results of operation.
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
In particular, in the event of a global recession in which demand for goods and services sharply drop, earnings and cash flows of Makita may be negatively affected by intensified competition and lowered product prices.
Makita’s overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita’s business activities.
     Makita derives a significant majority of its sales from markets located outside of Japan, including Europe, North America, Asia, Central and South America, the Middle East and Oceania.
During FY2010, approximately 83% of Makita’s consolidated net sales were derived from products sold overseas. Moreover, approximately 83% of global production volume was derived from overseas production.
     The high percentage of overseas sales and production gives rise to a number of risks. If such risks materialize, they may have a material adverse impact on Makita’s financial condition and results of operations. Such risks include the following:
(1)	Unexpected changes in laws and regulations, such as protectionist trade policy or change in tariff policy affecting markets in which Makita conducts its business;
(2)	Disadvantageous political and economic factors;
(3)	The outflow of technical know-how and knowledge due to increased personnel turnover enabling Makita’s competitors to strengthen their position;
(4)	Potentially unfavorable tax systems and tariffs;
(5)	Terrorism, war, and other factors that lead to social turbulence; and
(6)	The interruption of or disruption to Makita’s operations due to labor disputes.

If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.
     In order to compete effectively, Makita needs to, among other things, provide its customers a diverse product line-up supported by the development of high-quality and high-performance professional power tools, and build on the MAKITA brand value maintained and promoted by the effort of a strong world-wide sales and after-sale service network.
     There is no assurance that Makita will be able to continue to develop new products across its diverse product line-up. If Makita is no longer able to develop in a timely manner new products that meet the changing needs and correspond to market price for high-end, professional users, Makita may not be able to compete effectively, and Makita’s financial condition and results of operations may be adversely impacted.
Geographic concentration of Makita’s main offices and facilities may have adverse effects on Makita’s business activities.
     Makita’s principal management functions, including its headquarters, and most suppliers on which it relies for supplying major parts are located in Aichi Prefecture (“Aichi”), Japan. Makita’s manufacturing facilities in Aichi and Kunshan, Jiangsu province, China, account for approximately 17% and 67%, respectively, of Makita’s total production volume on a consolidated basis during FY2010.
     Due to this geographic concentration of Makita’s major functions, including plants and other operations in certain regions of Japan and China, Makita’s performance may be significantly affected by the occurrence of major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies.
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
     Makita purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts to manufacture power tools. In recent years, demand for these materials in China has risen substantially. If Makita is unable to obtain the necessary quantities of these materials, this may have an adverse effect on production schedules.
     Consumer demand in certain emerging countries in the world has begun to recover, and is expanding much faster than in developed countries. Under such circumstances, it may take longer for Makita to procure some or all of its raw materials and components, including electronic components. If the demand for electronic components grows more rapidly than expected, delivery may take substantially longer time. In addition, since the demand for raw materials and components used by Makita for its production has grown larger in emerging countries, prices may increase. Decrease in production capacity of suppliers caused by labor shortage and other factors may also push up the prices of raw materials and components.
     In addition, limitation of suppliers’ production capacity may cause an increase in prices of materials and components needed for manufacturing Makita products. In such an event, if the increase in prices cannot be offset by improvements in Makita’s productivity, other internal cost-cutting efforts and/or raising the prices of final products, this may have an adverse impact on Makita’s financial condition and results of operations.
If any of Makita’s suppliers fail to deliver materials or parts required for production as scheduled, Makita’s production activities may be adversely affected.
     Makita’s production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers.

Purchases of production-use materials from Chinese manufacturers have increased in recent years. When launching new products, sales commencement dates can slip if such manufacturers’ technologies do not satisfy Makita’s demands or take an inordinate amount of time to satisfy Makita’s demands. This may result in lost sales opportunities.
     Certain emerging countries’ economies have begun to recover and are expanding much faster than those in developed countries. Under such circumstances, it may take longer for Makita to procure some or all of its raw materials and components, including electronic components. Production of electronic components requires assembly lines. If the demand for electronic components becomes much larger than expected, the delivery may take a much longer time.
     Makita purchases certain significant component parts for its products from sole suppliers. There is no assurance that Makita would be able to find alternate suppliers, if necessary, that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. If a supplier cannot deliver the required quality or quantity of parts on schedule due to reasons including natural disasters, government regulations, its production capacity, weakened business or financial condition, this may have an adverse effect on Makita’s production schedules and cause a delay in Makita’s own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have an adverse impact on Makita’s financial condition and results of operations.
If Makita fails to maintain its relationships with its significant customers or if such significant customers reduce their purchases and sales of Makita’s product, Makita’s sales may be significantly affected.
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
     Under the current deteriorating economic condition stemming from the financial crisis, Makita’s significant customers are reducing sales activities, experiencing a sharp decline in sales and an increase in bad debt, which may deteriorate their cash flow and have an adverse impact on Makita’s net sales and profits. In addition, if significant customers of Makita select power tools from Chinese manufacturers or select products other than those produced by Makita and sell such products under their own brand instead of Makita’s products, this may have an adverse impact on Makita’s financial condition and results of operations.
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
However, Makita may not be able to eliminate completely third party products that infringe on the intellectual property rights of Makita or third party products similar to Makita’s products.
This may have a negative influence on Makita’s results of operations.
     Moreover, while Makita believes that it does not infringe on intellectual property rights of thirds parties, it may be subject to infringement claims from third parties.
When infringement of intellectual property rights is claimed by a third party, Makita may be required to pay damages or become subject to an injunction prohibiting production and sales of a product.
This may have an adverse impact on Makita’s financial condition and results of operation.

Product liability litigation or recalls may harm Makita’s financial statements and reputation.
     Makita is developing a variety of products including power tools under the safety standards of each country, and is manufacturing them globally based on the quality standards of the factory. However, a large-scale recall and a large-scale product liability lawsuit may significantly damage Makita’s brand image and reputation.
     In addition, the related cost and time incurred through the recall or lawsuit may affect business performance and financial condition of Makita if Makita’s insurance policy does not cover the related cost.
Fluctuations in stock market prices may adversely affect Makita’s financial statements.
     Makita holds certain investments in Japanese equities and investments in trust, and records these investments as marketable securities and investment securities on its consolidated financial statements. The value of these investments changes based on fluctuations in the quoted market prices. Fluctuations in the value of these securities may have an adverse impact on Makita’s financial condition and results of operations.
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
The cost related to compliance with any new or amended regulations may also result in significant increases in overall costs and may have an adverse impact on Makita’s financial condition and results of operations.
     In light of the heightened awareness seen across the globe on environmental issues including global warming and climate change, environmental or other government regulations designed to decrease environmental impact have been adopted in many regions, especially in European countries and North America. Such regulations may have an adverse impact on specifications of or terms and conditions of sales Makita’s products. Operational results and financial condition of Makita may be adversely affected if Makita fails or is unable to respond to such specifications or terms and conditions in a timely manner.
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
     The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report in their Annual Report that contains an assessment by management of the effectiveness of corporate internal control over financial reporting. In addition, Makita’s independent registered public accounting firm is required to attest to the effectiveness of Makita’s internal control over financial reporting.
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
     Makita’s headquarters and its major sales, manufacturing and R&D bases are located in Japan, and its procurement, manufacturing, sales and product development sites are located worldwide. In addition, Makita’s major manufacturing facilities are concentrated in China and Japan. These sites are connected globally through an operational network.
     If Makita’s information system computer network halts or malfunctions due to any natural disaster, such as earthquakes, fires and floods, wars, or terrorist acts, or computer viruses, such an event may delay production and shipments of Makita’s products. This may have an adverse impact on Makita’s financial condition and results of operations.
If Makita is unable to retain talented personnel, this may have an adverse affect on Makita’s competitiveness and result of operations.
     Makita considers the retention and development of talented personnel with expertise and technological skills to be critical to its competitiveness. However, competition for recruiting such personnel has become increasingly challenging. Makita also considers important the development and retention of personnel in management in Makita’s nearly 50 group companies. However, the competition to retain such excellent personnel is difficult in Japan, where the rapid aging of the population resulting from a decline in the birthrate is accelerating and the employment environment has been rapidly changing due to a declining labor population.
     Given such a labor and social climate, failure of the Makita Group to hire competent employees or develop human resources in accordance with the management plan or retain experienced employees may have adverse effect on the long-term business development, operational results and growth prospects of the Makita Group.
Item 4. Information on the Company
A. History and development of the Company
     The Company is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continuing to exist under the Companies Act of Japan. The Company traces its origin to an electrical repair workshop founded in Nagoya in 1915 and was incorporated on December 10, 1938 under the name of Makita Electric Works, Ltd. as a joint stock corporation.
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
In 2007, Makita expanded the production capacity of its China factory by constructing a second production facility. In addition, a new factory in Romania commenced production in April 2007 in order to reduce foreign exchange risks and to provide stable supply capacity for the growing European market.
Also in 2007, Makita acquired all outstanding shares of Makita Numazu Corporation (“Makita Numazu”), formerly Fuji Robin industries, Ltd., or Fuji Robin, for approximately ¥2.7 billion in cash and 81,456 Makita shares.
In 2008, Makita established new sales subsidiaries in Bulgaria, Colombia, India and Morocco to expand sales and service activities into these emerging markets. Makita also transferred and consolidated the Canada plant with the U.S. plant in order to increase the efficiency of production in North America.
     In 2009, Makita established a sales subsidiary as a joint venture in Vietnam, which Makita believes is one of the more promising countries showing high-speed economic growth. Makita Vietnam started its operation in April, 2010.
Makita presently sells its products in 150 or more countries and regions around the world and manufactures power tools in seven countries (Japan, China, the United States, Brazil, the United Kingdom, Germany, and Romania).
Makita has 48 consolidated subsidiaries as of March 31, 2010.
     Makita Corporation’s registered office is located at 3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture 446-8502, Japan, and its telephone number is +81.566.97.1718.
Makita’s agent in the United States is Makita U.S.A., Inc., located at 14930 Northam Street, La Mirada, California 90638-5753, U.S.A.
B. Business overview
     In FY2010, approximately 83% of Makita’s sales were outside of Japan, most of which made to professional users worldwide, including those engaged in timber and metal processing, carpentry, forestry, concrete and masonry works.
Makita’s geographic segments are Japan, Europe, North America, Asia and Other regions. Makita’s biggest market is Europe. The Other regions segment is further divided into Central and South America, Oceania and the Middle East and Africa.
     Makita produces its products in seven countries. Makita’s China plant yields Makita’s highest production volume, the Okazaki Plant in Japan is the base for the production of new and high-value-added products, and Makita also has plants in the United States, Brazil, the United Kingdom, Germany and Romania.
     The headquarters and the major sales and R&D bases of Makita are located in Japan, and the bases for procurement, manufacturing, sales and product development are located worldwide. Makita strives to improve not only production efficiency but also logistics, sales and service efficiencies by expanding the use of operating networks each year. Makita also strives to establish a system that can flexibly respond to short-term changes in market demand.

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
     Furthermore, as a medium-to-long-term strategy, Makita aims to enhance its brand value to attain and maintain the position as a leading multinational, integrated supplier of all types of tools such as power tools for professional use, pneumatic tools and gardening equipment. Makita believes that this goal can be attained through the development of new products that bring high satisfaction to commercial users; concerted global production systems targeting both high quality and cost competitiveness; and the maintenance of industry-leading sales and after-sales service systems nurtured in Japan and extended overseas.
     To implement the foregoing, Makita is working to maintain a solid financial structure that responds well to short-term changes in the business environment, including volatile demand, exchange rate fluctuations and various country risks, and to concentrate its management resources in the area of professional-use power tools.
Consolidated Net Sales by Product Categories
     The following table sets forth Makita’s consolidated net sales by product categories for the periods presented. Makita specializes in power tools manufacturing and sales, as a single line of business, and conducts its business globally. Makita also provides “Gardening and Household Products” based on the mainstay products in that product category. Makita is making efforts to expand the sales of cordless power tools to professional users as well as to general users.

							U.S. Dollars
	Yen in millions, except for percentage amounts						in thousands
	Fiscal year ended March 31,
	2008		2009		2010		2010
Power Tools	¥255,869	74.7%	¥214,703	73.0%	¥173,998	70.8%	$1,870,946
Gardening Equipments, Household and Other Products	40,410	11.8	36,916	12.6	34,145	13.9	367,151
Parts, Repairs and Accessories	46,298	13.5	42,415	14.4	37,680	15.3	405,161

Total	¥342,577	100%	¥294,034	100%	¥245,823	100%	$2,643,258

     Makita aims to increase its market share not only in the power tool market for professional users, but also in the pneumatic tools and gardening equipment markets. To achieve this goal, Makita is continuing to strive to improve its global sales and service framework and develop high-value-added products. Makita is currently placing greater emphasis in developing user-friendly and environment-friendly products that feature smaller and lighter models, lower vibration and lower noise levels with reduced dust emissions. In addition, Makita is enhancing its lineup with more affordable products by simplifying the functions of the products.

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
     Grinders and sanders are used for smoothing and finishing. Sanders may also be used for polishing. Grinders are mainly used on metal and sanders are used on metal, wood, stone and concrete. Grinders are divided into portable disc grinders and bench grinders. Sanders are classified into disc sanders, orbital sanders and belt sanders.
     Rotary hammers, which are used for drilling concrete primarily in the construction industry, can also be used as ordinary hammers without using the rotary mechanism. Hammer drills are equipped with a hammering function, but can also be used as conventional drills; these drills are used principally on metal and masonry in the civil engineering and electrical contracting industries. Demolition hammers are used to shatter hard surfaces, principally concrete. Makita aims to improve the working environment in the construction industry through the provision of power tools which incorporate Makita’s proprietary low vibration mechanism. These tools meet the strong demand of drilling holes in stone and concrete, and of other uses.
     Cordless impact drivers are particularly in high demand across Japanese construction sites. In February 2005, Makita introduced cordless impact drivers powered by lithium-ion batteries instead of the prevailing nickel-metal-hydride batteries for the first time in the industry. Cordless impact drivers employing lithium-ion batteries are smaller and lighter, and the batteries last much longer. Combined with Makita’s proprietary Optimum Charging System, this new product features long-life operation, and has been well received within Japan by professional users. The Optimum Charging System communicates with individual batteries and, when charging, recognizes charging records and analyzes the condition of the battery, such as the heat, over-discharge, and weakening of the battery. This is Makita’s original technology, which can prolong the life of a battery through optimal and gradual charge carrying out “Active Current Control,” “Active Thermal Control,” and “Active Voltage Control” based on the results of the above analysis.
     The cordless impact drivers are a strong addition to Makita’s Japanese product line-up of new 14.4V cordless power tools powered by lithium-ion batteries, including cordless circular saws, cordless angle grinders, cordless nailers, cordless hammer drills, and cordless reciprocal saws. Makita began offering cordless power tools powered by lithium-ion batteries in the United States through major home centers in the fall of 2005. In addition to 14.4V cordless power tools available in Japan, Makita offers 18V Combo kits of cordless drills, cordless drills, cordless circular saws, and cordless lights in the United States where users demand more powerful tools. Makita also rolled out its 18V cordless power tools powered by lithium-ion batteries across major European markets since the summer of 2006, amid strong interest in the construction industry.
In 2009, Makita introduced new power tool products, such as rotary hammers equipped with 36V lithium-ion batteries, cordless impact driver drills equipped with newly developed brushless DC motor powered by 14.4V lithium-ion batteries, and compact and lightweight slide compound saw equipped with double sliding mechanism.
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

     Subsequent to taking over the operations of Kanematsu-Nissan Norin Corp. in January 2006, Makita introduced into the Japanese market its “Red series” high-pressure air nailer, which is becoming as popular as the well-accepted cordless impact drivers used in housing construction, completing Makita’s mainstay product line-up. In 2009, Makita introduced new pneumatic tools products including the high-pressure pneumatic nailer equipped with a movable nose adapter.
b) Gardening Equipments, Household and Other products
     Gardening products, including brush-cutters, chain-saws, sprayers, blowers, hedge trimmers, are used for agricultural and forestry operations.
     Household products, including vacuum cleaners and cordless cleaners, are used not only by housekeepers but also by professional cleaners. Among other uses, there is a strong demand for cordless cleaners at construction sites because cutting, drilling and grinding work using power tools generates debris. Small, light and high-suction cordless cleaners offered to home users are increasingly popular. New products launched during FY2009 included cordless cleaners and sprayers powered by lithium-ion batteries, low-vibration hedge trimmers and backpack-type, mini 4-stroke engine-equipped grass cutters.
     Makita’s line-up also includes electric hedge trimmers, grass cutters, chain saws and lawn mowers. The acquisition of Fuji Robin in FY2008 is contributing to strengthening Makita’s line-up of gardening and engine-powered gardening tools. In 2009, Makita introduced new gardening equipment products including the super lightweight petrol hedge trimmer, cordless brushcutter powered by 36V lithium-ion batteries.
c) Parts, Repairs and Accessories
     Makita manufactures and markets a variety of parts and accessories for its products and performs repair work as part of its after-sale services. In particular, Makita offers a variety of parts and accessories with respect to high-quality and durable professional power tools, and at the same time commits significant management resources to enhancing post-sales services. Makita is working hard toward strengthening its parts supply system and three-day repair program, while developing a worldwide sales network. Makita is also working to strengthen its range of authentic Makita accessories such as saw blades, drill bits, and grinding wheels.

Principal Markets, Distribution and After-Sale Services
     The following table sets forth Makita’s consolidated net sales by geographic area based on customer location for the periods presented:
Consolidated Net Sales by Geographic Area

							U.S. Dollars
	Yen in millions, except for percentage amounts						in thousands

	2008		2009		2010		2010
Japan	¥ 52,193	15.2%	¥ 46,222	15.7%	¥ 42,697	17.4%	$459,108
Europe	160,360	46.8	137,113	46.6	109,106	44.4	1,173,182
North America	56,422	16.5	42,289	14.4	34,509	14.0	371,065
Asia (excluding Japan)	22,629	6.6	21,995	7.5	18,373	7.5	197,559
Other	50,973	14.9	46,415	15.8	41,138	16.7	442,344

Total	¥ 342,577	100%	¥ 294,034	100%	¥ 245,823	100%	$2,643,258

Japan
     Makita believes that most of its domestic sales are made to commercial users. The Japanese Do-It-Yourself, or DIY, market for power tools is growing but the pace of growth is slow. Makita has maintained its leading position in the Japanese market by maintaining close and frequent contact with retailers and users of Makita products. While Makita’s major competitors rely primarily on wholesalers for all aspects of distribution and servicing, Makita has approximately 794 employees directly responsible for the promotion, sale and delivery and after-sale servicing of its products. These employees, operating from 19 branches and 114 sales offices throughout Japan, are assigned sales territories.
In addition, Makita has two distribution centers in Osaka and Saitama prefectures. These distribution centers strengthen Makita’s distribution and after-sale service functions.
     The majority of Makita’s products are sold through its 12 independent wholesalers. Each wholesaler bears the risk of any bad debts of the retailers for which it has responsibility. The payments by the wholesalers to Makita are in most cases made within 30 to 60 days after sale. In FY2010, Makita sold its products, directly or through wholesalers, to approximately 30,000 retail outlets, and no single retailer accounted for more than 2% of Makita’s domestic sales. In FY2010, Makita’s three largest wholesalers accounted, in the aggregate, for approximately 35% of Makita’s domestic net sales.
Repairs, including free repair service and after-sale services are carried out by Makita’s sales offices.
     To strengthen its business in Pneumatic Tools, Makita purchased the nailer business of Kanematsu-Nissan Norin Corp. in January 2006 and has expanded its lineup of pneumatic tools.
     During the first half of FY2008, Makita acquired Fuji Robin Industries Ltd. (now named Makita Numazu Corporation), a manufacturer of gardening tools, as part of its full-scale entry into the gardening tool business. Fuji Robin’s “mini 4-stroke engine”, its original engine technology is recognized globally as an environmentally “clean engine”. Makita’s agricultural and gardening equipment are expected to have synergistic effect with Fuji Robin’s original engine business.
     Cordless power tools are becoming increasingly prevalent, and the ratio of Makita’s cordless power tools has exceeded 30% of its total domestic product sales. In the Japanese market, the ratio of DIY sales is comparatively low, and accordingly the ratio of commercial users is relatively high, compared with the markets in North America and Europe. Also, medium-and high-grade products with high operability, durability and high-value-added products are preferred in the Japanese market.

     In Japan, the housing market has continued to shrink since the previous fiscal year. At the same time, existing power tool stores consolidated, sales channels diversified and the number of product models sold at stores decreased, resulting in increased competition.
Overseas
     As a leading global manufacturer and marketer of power tools, Makita manufactures approximately 90% of its products overseas on a unit basis, and 83% of Makita’s consolidated sales came from overseas markets in FY2010.
Overseas sales, distribution, and service are carried out through a network of 41 sales subsidiaries and over 100 branch offices or service centers located in the United States, Canada, Brazil, Mexico, Argentina, Chile, Peru, Australia, New Zealand, Singapore, Taiwan, China, Korea, the United Kingdom, France, the Netherlands, Belgium, Italy, Greece, Germany, Austria, Poland, the Czech Republic, Hungary, Spain, Portugal, the United Arab Emirates, Romania, Switzerland, Finland, Russia, Ukraine, Slovakia, Bulgaria, Colombia, India ,Morocco and Vietnam.
In addition, the Company exports its products directly to its sales subsidiaries, as well as through trading companies, to various countries throughout the world. Makita has nine production bases world wide, out of which seven are located overseas, comprising of two plants in China and one plant in each of the United States, Brazil, the United Kingdom, Germany, and Romania.
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
In North America, where DIY consumers account for a large share of the market, there is significant demand for low priced goods. Accordingly, price competition in North America, including in connection with medium- and high-grade products, is intense.
In Asia, popular long-selling models for which spare parts are easy to obtain are preferred over high-value-added products, and cordless products have not yet gained widespread acceptance.
In China, local manufactures are overwhelmingly dominant with approximately 80% of the market share. A decisive factor is the difference in product prices.
     Severe economic conditions persisted in overseas markets especially through the first half of FY 2010, following the drop in global demand in the second half of FY 2009 due to the global recession. Emerging countries appear to have started to recover since the second half of FY 2009, but in developed regions (Japan, the U.S. and Europe) recovery of demand is still weak.
Seasonality
     Although Makita experiences limited seasonality in sales volume of certain gardening products, Makita’s business has no significant seasonality overall that affects Makita’s consolidated sales or profits.

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
     Makita has also experienced, particularly in countries with lower purchasing power, increasing competition from China-based power tool manufacturers who often offer lower-priced products.
Makita believes many competitors are investing more time and resources on the development of their global business. However, in the past two years, many companies were adversely affected by the deterioration of the world economy. As a result, competition and pricing pressure has increased, reflecting excess production capacity and excess inventories amid the rapid decline in sales.
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
     As for raw material costs, Makita expects that the price of steel and copper which is used for motors installed in Makita’s products will rise due to increasing demands in emerging countries.
Makita purchases raw materials and parts in FY2010, amounted to ¥101,514 million. Raw materials and parts are purchased from 430 suppliers in Japan and a number of local suppliers in each country in which Makita performs manufacturing operations, with the largest single source accounting for approximately 8% of Makita’s total purchases of raw materials and parts. Makita also purchases from outside sources finished products such as electric generators, lawn mowers and laser levels and resells these products to its customers under the Makita brand.
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
     If countries to which Makita exports its products adopt new protectionist trade policies or strengthen its tariff policy, such changes may affect Makita’s exports and sales. Makita has expanded sales, service and production activities worldwide, and has a diverse investment portfolio. Consequently, Makita believes that the impact of the adoption of a new protectionist trade policy in a particular region would be immaterial. The Makita Group recognizes the importance of information security in modern corporate activities and has accordingly instituted the “Makita Information Security Policy”.

The Makita Group conducts internal audits as an information security measure in compliance with the Policy’s guidelines. In addition, as a systematic response in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the Makita Group addresses the development of global information systems to conduct information security activities in cooperation with overseas subsidiaries.
Overseas subsidiaries operate in compliance with the “Makita’s Information Security Implementation Procedure Manual”.
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
     As of March 31, 2010, Makita owned 596 patents and 383 design rights in Japan and 603 patents, 105 utility model registrations and 697 design rights outside Japan. A utility model registration is a right granted under Japanese law to inventions having a practical utility in terms of form, composition or assembly, but embodying less originality than that required for patents.
As of March 31, 2010, Makita had made 779 applications for additional patents and 46 applications for additional design rights in Japan as well as 750 patent and 93 design rights applications outside Japan.
     The number of Makita’s patents and pending applications has been increasing annually both in Japan and overseas. As of March 31, 2010, the patents held by Makita in Japan consisted of 446 patents in connection with power tools, 148 patents in connection with other products (such as gardening tools and pneumatic tools) and two patents in connection with production engineering. Patents held by Makita outside of Japan consisted of 462 patents in connection with power tools and 141 patents in connection with other products.
     Even in the event the protection periods of patent rights and other intellectual property rights possessed by Makita expire, Makita believes its business will not be adversely affected because Makita constantly makes a strategic effort to acquire intellectual property rights and effectively utilize intellectual properties. At present, Makita is involved in no litigation as a defendant.
C. Organizational structure
     As of March 31, 2010, the Makita Group consisted of 48 consolidated subsidiaries. The Company is the parent company of the Makita Group. The Company heads the development of products. Domestic sales are made by the Company and two domestic subsidiaries and overseas sales are made almost entirely through sales subsidiaries and wholesalers.

The following is a list of significant subsidiaries of the Makita Group.

	Country of	Proportion of Ownership and
Company Name	Incorporation	Voting interest
Makita Numazu Corporation	Japan	100.0%
Makita U.S.A., Inc.	U.S.A.	100.0
Makita Corporation of America	U.S.A.	100.0
Makita Canada Inc.	Canada	100.0
Makita Werkzeug GmbH	Germany	100.0
Dolmar GmbH	Germany	100.0
Makita (U.K.) Ltd.	U.K.	100.0
Makita Manufacturing Europe Ltd.	U.K.	100.0
Makita France S.A.	France	55.0
Makita S.p.A.	Italy	100.0
Makita Oy	Finland	100.0
Makita Werkzeug GmbH	Austria	100.0
Makita Sp. zo. o.	Poland	100.0
Makita (China) Co., Ltd.	China	100.0
Makita (Kunshan) Co., Ltd.	China	100.0
Makita do Brasil Ferramentas Eletricas Ltda.	Brazil	99.9
Makita Gulf FZE	U.A.E.	100.0
Makita (Australia) Pty. Ltd.	Australia	100.0
D. Property, plants and equipment
The following table sets forth information relating to Makita’s principal production facilities as of March 31, 2010.

	Floor space
Location	(square meters)	Principal products manufactured
Japan:
Makita Corp. Okazaki Plants	135,126	Electric power tools, etc
Makita Numazu Corporation	21,199	Engine powered agricultural and gardening equipments
Overseas:
Makita (China) Co., Ltd.	61,332	Electric power tools, etc.
Makita (Kunshan) Co., Ltd.	26,564	Electric power tools, etc.
Makita Corporation of America	24,053	Electric power tools, etc.
Dolmar GmbH	17,747	Engine powered forestry equipments
Makita EU S.R.L. (Romania)	13,788	Electric power tools, etc.
Makita Manufacturing Europe Ltd.	11,520	Electric power tools, etc.
Makita do Brasil Ferramentas Eletricas Ltda.	6,789	Electric power tools, etc.
     The figures stated above only count in production facilities excluding other facilities, such as warehouse facilities, R&D facilities, sales offices and guard house.
In addition, the Company owns an aggregate of 203,099 square meters of floor space occupied by the head office, R&D facilities warehouse facilities, a training center, dormitories and sales offices.

     Makita’s overseas manufacturing operations are conducted in China, the United States, Brazil, the United Kingdom, Germany and Romania.
All buildings and land in these countries, except for land in China which is held under long-term land lease, are owned by Makita. None of the buildings or land that Makita owns in Japan is subject to any mortgage or lien.
Makita leases most of its sales offices in Japan and substantial majority of its overseas sales offices and premises, except for the following locations which are owned by the respective subsidiary companies;
•	Head offices and certain branch offices of Makita U.S.A., Makita Canada and Makita Australia; and

•	Head offices of Makita Germany, Makita France, Makita Nederland (the Netherlands), Makita Belgium, Makita Italy, Makita Brazil, Makita Taiwan and Makita Singapore.
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
In FY 2010, the Okazaki Plant was partially renovated, the Tokyo Technical Center was built in Tokyo, Japan, and new office buildings for sales subsidiaries were built in France, the Netherlands and Poland.
Item 4A. Unresolved Staff Comments
     None
Item 5. Operating and Financial Review and Prospects
A. Operating results
General Overview
     Makita’s principal business is manufacturing and sales of power tools for professional users worldwide.
Makita has nine production bases, two located in each of Japan and China, and one each in the United States, Brazil, the United Kingdom, Germany and Romania. For FY2010, approximately 83% of Makita’s sales were outside of Japan. Makita is affected to a large extent by demand for power tools worldwide, which in turn is influenced by factors including new housing construction, demand for household renovations, public investment and private capital expenditures. The nature and the extent to which each of these factors influence Makita differ in each country and region in which Makita sells its products.
     In FY2010, Makita’s primary products were power tools such as drills, rotary hammers, hammer drills, demolition hammers, grinders and cordless impact drivers. Sales of these products accounted for more than 70% of Makita’s total net sales. In addition, sales of gardening and household products, including engine-equipped grass cutters and cordless cleaners, accounted for approximately 14% of total net sales.
Developed countries in North America and Europe have matured markets for DIY products, and demand for power tools is affected more by changes in consumer spending. Demand for power tools in developing countries is expected to expand as the economic growth increases.

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
Makita has established a solid presence worldwide with its portable power tools, however, competition is becoming more severe on a global basis.
     Prevailing economic conditions in FY 2010, especially in the first half, were extremely severe reflecting the simultaneous global recession. The demand for Makita’s products dropped significantly and the yen continued to remain strong in the first half of FY2010 against many currencies Makita uses for its transactions. As a result, Makita’s net sales for FY2010 decreased from the previous fiscal year.
In Western Europe, construction markets remained weak in the first half of FY2010. In Eastern Europe and Russia, economic activities slowed down steeply due to financial contraction, which in turn curbed capital investments and personal spending.
In North America, business conditions remained severe, investment drive did not recover and businesses generally experienced excess facilities and capacities.
In Asia, the economy recovered modestly in the first half of FY2010. The Chinese economy was the first to recover, followed by Southeast Asian countries where exports and personal spending have picked up.
In Japan, the economy remained weak. Despite the expectation that the economy would be vitalized by the Japanese government’s stimulus programs, businesses picked up only in limited business areas. Public sectors investments decreased, and the unemployment rate rose as a general matter.
     In the second half of FY2010, signs of gradual recovery of demand were seen in some regions in the world, supported by economic stimulus measures taken by governments and the economic growth of emerging countries.
Although economies in Southern Europe faced severe difficulties, economies in certain Western European countries showed signs of modest recovery in the second half of FY2010.
In Asia, the Chinese economy grew and investment activities in neighboring countries have become active.
However, recovery in Eastern Europe and Russia was slow in the second half of FY2010. Real economic recovery was not seen in Japan and the United States even in the second half of FY2010, and housing construction remained slow.
The demand for power tools dropped significantly in developed countries in FY2010, especially in the first half of FY2010, compared with that before the financial depression two years ago. Recovery has been slow, but some emerging countries are showing signs of recovery.
     Under such economic situations, Makita has made a group-wide effort with respect to cost reduction and promoted reinforcement of the management foundation.
In the R&D area, development of product lines pursuing compact, light-weight, low-noise and low-vibration features, including power tools, chargeable electric tools and gardening equipment, continued in FY2010. Moreover, Makita established the Tokyo Technical Center to strengthen its development ability to enhance the environmental performance of small engines.
In the production area, Makita’s Japanese plants are capable of producing various types of high-value-added products in small quantities, while Makita’s Chinese plants and other overseas plants are engaged in mass production. Reflecting this global production structure, Makita strives to strengthen the production system to be able to maintain the high quality of its products while quickly and flexibly responding to rapid changes in customer demand.
In the sales area, Makita reconstructed the headquarters buildings of sales companies in Europe (France, Netherlands and Poland). The distributor training function was also reinforced in Europe. In Asia, Makita established a joint venture sales subsidiary in Vietnam in order to strengthen sales and after-sale service systems.
As a result, consolidated net sales decreased by 16.4% compared with FY2009 to ¥245,823 million

     As part of the Company’s policy to maximize shareholders return, the Company paid an interim dividend of ¥15 per share in November 2009 and a year-end dividend of ¥37 per share in June 2010.
     The following table sets forth Makita’s income statement for each of the years ended March 31, 2008, 2009 and 2010.

								U.S. Dollars
	Yen in millions, except for percentage amounts							in thousands
	2008		2009		2010			2010
							Change
NET SALES	¥342,577	100%	¥294,034	100%	¥245,823	100%	(16.4)%	$2,643,258
Cost of Sales	199,220	58.2	170,894	58.1	149,938	61.0	(12.3)	1,612,236

GROSS PROFIT	143,357	41.8	123,140	41.9	95,885	39.0	(22.1)	1,031,022
Selling, General and Administrative expenses	76,326	22.2	73,065	24.9	65,495	26.6	(10.4)	704,248

OPERATING INCOME	67,031	19.6	50,075	17.0	30,390	12.4	(39.3)	326,774
OTHER INCOME (EXPENSES)
Interest and Dividend Income	2,092	0.6	1,562	0.5	881	0.3	(43.6)	9,473
Interest Expense	(269)	(0.1)	(236)	(0.1)	(71)	(0)	(69.9)	(763)
Exchange Gains(Losses) on Foreign currency transactions	(1,233)	(0.4)	(3,408)	(1.1)	2,044	0.8	-	21,979
Realized Gains(Losses) on Securities	(1,384)	(0.4)	(3,548)	(1.2)	274	0.1	-	2,946
Other, net	-		(2)	(0)	-	-	-	-

Total	(794)	(0.3)	(5,632)	(1.9)	3,128	1.2	-	33,635

INCOME BEFORE INCOME TAXES	66,237	19.3	44,443	15.1	33,518	13.6	(24.6)	360,409
Provision for Income Taxes	19,728	5.7	10,731	3.6	10,952	4.4	2.1	117,764

NET INCOME	46,509	13.6	33,712	11.5	22,566	9.2	(33.1)	242,645

Net income attributable to the noncontrolling interest	(466)	(0.2)	(426)	(0.2)	(308)	(0.1)	(27.7)	(3,312)

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	¥46,043	13.4%	¥33,286	11.3%	¥22,258	9.1%	(33.1)%	$239,333

Currency Fluctuations
     Makita is affected by fluctuations in foreign currency exchange rates due to its business spanning the global market. Makita is primarily exposed to fluctuations of the Japanese yen against the euro, the U.S. dollar, as well as other currencies of countries where Makita does business. Makita’s consolidated financial statements, presented in Japanese yen, are affected by currency exchange rate fluctuations through both translation and transaction risks. Translation risk is the risk that Makita’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates between the Japanese yen and the currencies in which the subsidiaries prepare their financial statements. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior accounting periods and among various geographic markets, the translation effect is a reporting consideration and does not reflect Makita’s underlying results of operations. Transaction risk is the risk that the currency structure of Makita’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Makita enters into foreign exchange forward contracts in order to hedge a portion of its transaction risk. Doing so has reduced, but not eliminated, the effects of exchange rate fluctuations against the Japanese yen, which in some years can be significant. Generally, the depreciation of the Japanese yen against other currencies, particularly the euro, has a positive effect on Makita’s operating income and net income. Conversely, the appreciation of the Japanese yen against other currencies, particularly the euro, has the opposite effect. The exchange rates of most currencies Makita uses with respect to its business depreciated against the Japanese yen in FY2010.

FY2010 compared to FY2009
Net Sales
     Makita’s consolidated net sales for FY2010 amounted to ¥245,823 million, a decrease of 16.4%, or ¥48,211 million, from FY2009. In FY2010, the average Japanese yen-U.S. dollar exchange rate was ¥92.89 for U.S. $1.00, representing a 7.8% appreciation of the Japanese yen compared to the average exchange rate in FY2009. The average Japanese yen-euro exchange rate in FY2010 was ¥131.18 for 1.00 euro, representing a 8.9% appreciation of the Japanese yen compared to the average exchange rate in FY2009. Excluding the effect of currency fluctuations, consolidated net sales would have decreased by 9.1% or ¥26,682 million in FY2010.
     Economic conditions in FY 2010, especially in the first half, were extremely severe due to the impact of the global recession. The demand for Makita’s products dropped significantly and the yen value continued to be strong against many currencies Makita used for its business during FY2009. As a result, Makita’s sales revenues for the fiscal year decreased from the previous fiscal year.
In the second half of FY2010, signs of gradual recovery of demand were seen in some regions, supported by economic stimulation measures taken by governments and the economic growth of emerging countries.
The demand for power tools dropped significantly in developed countries, compared with that before the financial depression two years ago. Recovery has been slow.
     In terms of product type, the sales of power tools decreased by 19.0%, or ¥40,705 million; the sale of gardening and household products decreased by 7.5%, or ¥2,771 million; and revenue from parts, repairs and accessories decreased by 11.2%, or ¥4,735 million. Decrease of sales of Makita’s main products including grinders, hammer drills and driver drills ranged between 15% and 25% due to the severe drop in demand for power tools which worsened the business environment, especially in the first half of FY2010.
On the other hand, the ratio of sale of cordless power tools to total sales of products increased to 34.5% in FY2010 from 31.8% in FY2009.
Sales by Region
     In Japan, the number of new housing construction has been stagnant due to the implementation of a more stringent Building Standards Law and global financial crisis. Consequently, demand for power tools has not recovered, leading to a decrease in sales by 7.6%, or ¥3,525 million, to ¥42,697 million.
     In Europe, demand in Germany and France was steady, but recovery was slow in Spain, Italy and other Southern European countries, Eastern European countries and Russia. Excluding the effect of currency translation, sales in Europe decreased by 9.2%, or ¥12,595 million.
The drop in the exchange rates of local currencies had a significant negative impact. The euro depreciated by 8.9% and the British pound by 15.2% against the Japanese yen year-over-year.
Partly due to the considerable drop in the exchange rates of local currencies, sales in Europe after translation into Japanese yen decreased by 20.4%, or ¥28,007 million, to ¥109,106 million.
Net sales in local currency terms decreased in Western Europe by 5.7% and in Eastern Europe and Russia by 14.5%.
Net sales after translation into Japanese yen decreased in Eastern Europe and Russia by 28.6%, the United Kingdom by 26.2%, Germany by 8% and France by 8.2%.
     In North America, the condition of the construction market in the United States remained severe. Demand dropped significantly in the first half of FY2010. Although Christmas campaigns mainly targeting home improvement centers contributed strongly to sales results in the second half of FY2010, the housing demand remained low throughout the fiscal year. In Canada, demand dropped sharply in the first half of the year due to the delayed impact of the financial recession.

As a result, sales in North America decreased by 18.4%, or ¥7,780 million, to ¥34,509 million.
The appreciation of the yen by 7.8% against the U.S. dollar was also a contributing factor to the decline of net sales in North America. Excluding the effect of currency translation, sales in North America decreased by 11.9%, or ¥5,013 million.
     Demand in Asia excluding Japan dropped significantly due to the worldwide recession in the first half of FY2010 and the weak performance of industries in Asia relying on exports to Europe and the United States. Moreover, the cost competitiveness of Japanese products weakened due to the appreciation of the yen value against local currencies. Thus, Makita’s sales in Asia dropped sharply in the first half of FY2010.
In the second half, governments of Asian countries implemented economic stimulating measures, including improvement of infrastructures, and the economies expanded in China and India. Sales in Asia started to become active supported by the signs of economic recovery in the United States and in Europe. Business in Asia seems to have started to recover.
Excluding the effect of currency translation, sales in Asia decreased by 13.2%, or ¥2,897 million. Net sales in Asia excluding Japan after translation into Japanese yen decreased by 16.5%, or ¥3,622 million, to ¥18,373 million.
     In Other regions, net sales in Central and South America after translation into Japanese yen decreased by 9.0%, to ¥15,228 million. Sales on a local currency basis were strong in Brazil and other countries. However, sales on a Japanese yen basis were negatively affected by the stronger Japanese yen against local currencies.
In Oceania, net sales after translation into Japanese yen decreased by 0.7%, to ¥13,116 million, however, net sales on the local currency basis increased by 3.1%.
Demand in Australia was strong and sales of gardening equipment via home improvement centers increased. However, sales on a Japanese yen basis were negatively affected by the stronger Japanese yen against Australian dollars.
The Australian dollar fell by 2.4% against the Japanese yen and the Brazilian Real declined by 5.7% (year-over-year comparison on exchange rates for net sales).
In the Mid-East and Africa, net sales in translation into Japanese yen decreased by 22.3%, to ¥12,794 million.
The market environment in the Middle East and Africa was severe mainly due to the impact of the “Dubai crisis”.
As a consequence, excluding the effect of currency translation, sales in Other regions decreased by 5.7%, or ¥2,652 million.
Sales in Other regions after translation into Japanese yen decreased by 11.4%, or ¥5,277 million, to ¥41,138 million.
Review of Performance by Product Group
Power Tools
     The Power Tools group offers a wide range of products such as drills, grinders and sanders, rotary hammers and hammer drills, demolition hammers and electric breakers, cordless impact drivers, circular saws, slide compound saws and cutters. These products represent the largest portion of Makita’s net sales.
In FY2010, sales of power tools decreased by 19.0% from the previous fiscal year to ¥173,998 million, accounting for 70.8% of consolidated net sales. In Japan, sales of power tools decreased by 13.3% to ¥18,021 million, accounting for 42.2% of the domestic net sales.
Overseas sales of power tools decreased by 19.6% to ¥155,977 million, accounting for 76.8% of overseas net sales.
New products launched during FY2010 included cordless impact drivers equipped with brushless motors powered by 14.4V lithium-ion batteries and compact and lightweight slide compound saw equipped with double sliding mechanism.
Gardening Equipments, Household and Other Products
     Principal products in Makita’s gardening and household products group include chain-saws, brush-cutters, vacuum cleaners and cordless cleaners.
In FY2010, sales of gardening equipments, household and other products decreased by 7.5%, to ¥34,145 million, which accounted for 13.9% of consolidated net sales.

Domestic sales of gardening equipments, household and other products increased by 4.3%, to ¥13,462 million, accounting for 31.5% of total domestic sales. Overseas sales of the product category decreased by 13.9%, to ¥20,683 million, accounting for 10.2% of total overseas sales in FY2010.
New products launched during FY2010 included cordless compact vacuum cleaners powered by lithium-ion batteries, cordless brushcuttters powered by 36V lithium-ion batteries, and lightweight petrol hedge trimmers.
Makita engages in the production of engine-equipped gardening equipments and cordless gardening equipments powered by batteries that are environment-friendly in terms of noise and exhaust emissions, and therefore future sales expansion is anticipated.
Parts, Repairs and Accessories
     Makita’s after-sales services include the sales of parts, repairs and accessories.
In FY2010, the sales of parts, repairs and accessories decreased by 11.2%, to ¥37,680 million, accounting for 15.3% of consolidated net sales. Domestic sales of parts, repairs, and accessories decreased by 10.5% to ¥11,214 million, accounting for 26.3% of domestic net sales.
Overseas sales of parts, repairs and accessories decreased by 11.4%, to ¥26,466 million, accounting for 13.0% of overseas net sales.
Gross Profit
     Gross profit on sales decreased by 22.1%, or ¥27,255 million, to ¥95,885 million.
The gross profit margin dropped 2.9 points from 41.9% to 39.0% . Sales by overseas sales companies decreased on a Japanese yen basis due to appreciation of the Japanese yen against local currencies. Also, the ratio of production labor costs and expenses increased in Japanese and overseas plants, as plant utilization decreased due to reduction in production volume, reflecting adjustments to inventory volumes.
Selling, General and Administrative Expenses
     Selling, general and administrative expenses for FY2010 decreased by 10.4%, or ¥7,570 million to ¥65,495 million compared with FY2009, primarily because product transportation costs decreased due to lower sales. Cost saving efforts, such as reduction of advertising and travel expenses, were also implemented. Selling, general and administrative expenses excluding the impact of currency fluctuations decreased by 4.6%, or ¥3,347 million compared with FY2009. The ratio of selling, general and administrative expenses to sales rose by 1.7 points from 24. 9% in FY2009 to 26.6% in FY2010.
     In addition, Makita recognized ¥1,605 million of impairment losses on goodwill and long-lived assets of Makita Numazu Corporation, a Japanese entity acquired by the Company in FY2008, as well as net losses on disposal or sales of property, plant and equipment of ¥284 million in FY2010, compared with net losses of ¥430 million in FY2009.
Operating Income
     As a result of the above, operating income for FY2010 decreased by 39.3%, or ¥19,685 million, to ¥30,390 million. This decrease was mainly due to currency fluctuations and decrease in sales. Operating margin decreased by 4.6 points, from 17.0% to 12.4% compared with FY2009.
Other Income (Expenses)
     In FY2010, other income was ¥3,128 million, compared with other expense of ¥5,632 million in FY2009.
The major components of other income were as follows:
(1)	The amount of foreign exchange gain was ¥2,044 million, due to foreign exchange gain mainly in Brazil resulting from transfer of loan payable to the Company from U.S. Dollar basis to Japanese yen basis according to the renewal of the loan contract.

(2)	Realized gains on securities amounted to ¥274 million, compared with realized losses on securities of ¥3,548 million in FY2009. This gain was mainly due to the recovery of stock prices.
     As the Company operates using only its equity capital, and the subsidiaries are financed by loans from within the Makita Group, the variation in interest expense is insignificant.
Income before Income taxes
     Income before income taxes for FY2010 decreased by 24.6%, or ¥10,925 million, to ¥33,518 million. The ratio of income before income taxes to sales in FY2010 decreased by 1.5 points, from 15.1% to 13.6%, compared with FY2009.
Provision for Income taxes
     Provision for income taxes for FY2010 amounted to ¥10,952 million, an increase of 2.1%, or ¥221 million, compared with FY2009. The effective tax rate for FY2010 was 32.7%, an increase of 8.6 points from 24.1% for FY2009 primarily because Makita recorded a valuation allowance against certain deferred income tax assets in FY2010.
Net Income Attributable to Makita Shareholders
     As a result of the above, net income for FY2010 decreased by 33.1%, or ¥11,028 million, to ¥22,258 million compared with FY2009. Net income ratio to sales decreased by 2.2 points, to 9.1% in FY2010 from 11.3% in FY2009.
Earning per Share
     Basic earnings per share of common stock decreased to ¥161.6 in FY2010 from ¥236.9 in FY2009.
Regional Segments
     Segment information described below is based on the location of the Company and its relevant subsidiaries. Sales by segment are shown based on shipment routes and, accordingly differ from the geographic area information provided elsewhere in this document.
     Makita evaluates the performance of each operating segment based on U.S. GAAP. Segment profit and loss is measured in a consistent manner with consolidated operating income, which is earnings before income taxes excluding interest and dividend income, interest expense, foreign currency transaction exchange gains and losses, realized gains and loses on investment securities, and other.
     Transactions between business segments are carried out at arm’s-length prices.
Japan Segment
     In FY2010, sales in the Japan segment decreased by 25.9%, to ¥89,076 million. Sales to external customers decreased by 12.7% to ¥55,767 million, which accounted for 22.7% of consolidated net sales.
The decrease reflects decrease in sales in the domestic market and also reflects the sharp decline in exports to Eastern Europe, Russia and the Middle East constituting inter-segment sales within the Japan segment.
Due to this drop in sales, this segment was not able to absorb its fixed charges sufficiently and recognized ¥1,605 million in an impairment loss resulting from the revaluation of goodwill and long-lived assets of Makita Numazu acquired by the Company in FY2008.
Accordingly, this segment recorded operating losses of ¥643 million.

Europe Segment
     In FY2010, sales in the Europe segment decreased by 20.6% to ¥112,293 million. Sales to external customers decreased by 20.2%, to ¥109,484 million, which accounted for 44.5% of consolidated net sales.
The decrease is mainly due to a sharp drop in sales in Eastern Europe and Russia, and depreciation of local currencies in Europe.
In addition, cost of sales increased as the cost of products manufactured in our Japan and China plants increased.
The depreciation of the Euro and other European currencies resulted in further increases in cost of sales.
Depreciation expense increased due to the renovation of buildings and warehouses of certain European sales subsidiaries.
Accordingly, segment operating income decreased by 34.7%, to ¥12,875 million.
North America Segment
     In FY2010, sales in the North America segment decreased by 22.8%, to ¥36,394 million. Sales to external customers decreased by 18.6% to ¥34,547 million, which accounted for 14.1% of consolidated net sales.
A sharp decline in sales occurred during the first half of FY2010 in the United States, most notably a significant decrease in sales at specialty stores for professional applications. The construction market in the United States remained severely depressed through the first half of FY2010. Although Christmas campaigns mainly targeting home improvement centers contributed strongly to sales results in the second half of FY2010, housing demand remained low throughout the fiscal year. In Canada, demand dropped sharply in the first half of the year due to a delayed impact of the financial recession.
In North America, sales to the home improvement centers, which generate lower profit margins, increased as a percentage of the total sales. In the U.S, plant, as the operating ratio decreased due to drop in production volume, the ratio of fixed charges in manufacturing cost increased. Accordingly, operating income decreased by 57.4%, to ¥360 million.
Asia Segment
     In FY2010, sales in the Asia segment decreased by 30.9% to ¥66,827 million. Sales to external customers decreased by 9.5%, to ¥9,007 million, which accounted for 3.7% of the consolidated net sales.
This decrease is primarily due to significantly decreased demand in the first half of the fiscal year, despite a slight recovery in demand in Southeast Asian countries during the second half of the fiscal year. In the second half of FY2010, certain governments of Asian countries implemented economic stimulation measures, including improvements to infrastructure, and the economies expanded in China and India.
     In Asia, the ratio of cost of sales experienced almost no substantial changes, however, due to drop in sales, segment operating income decreased by 27.3%, to ¥8,880 million in FY2010.
Other Segment
     FY2010, sales in the Other segment decreased by 8.7% to ¥37,116 million. Sales to external customers decreased by 8.7%, to ¥37,018 million, which accounted for 15.0% of the consolidated net sales.
This decrease is primarily due to a sharp drop in demand in the Middle East.
     In the Latin America region, especially in Brazil, demand remained steady and sales of gardening tools increased in comparison with the previous fiscal year. However, in the second half of FY2010, the Brazilian Real depreciated, which resulted in an increase in the cost of sales. SGA expenses increased due to the transfer of production from one plant in Brazil to another. Sales on a local currency basis were strong in Brazil and other Latin America countries. However, sales on a Japanese yen basis were negatively affected by the appreciation of the Japanese yen against local currencies.
     Demand in Australia was strong and sales of gardening equipment via home improvement centers increased.
The Australian dollar depreciated slightly, which contributed to an increase in the cost of sales. The profit decreased mainly due to an increase of lower margin gardening equipment sales as a percentage of total sales.

However, sales on a Japanese yen basis were negatively affected by the appreciation of the Japanese yen against Australian dollars.
     In the Middle East region, demand in the construction market throughout FY2010 was further weakened by the economic crisis experienced in Dubai. Moreover, The the cost of inventory increased due to the appreciation of the Japanese yen against the U.S. dollar.
     Accordingly, segment operating income decreased by 55.2%, to ¥2,174 million, in FY2010.
FY2009 compared to FY2008
Net Sales
     Makita’s consolidated net sales for FY2009 amounted to ¥294,034 million, a decrease of 14.2%, or ¥48,543 million, from FY2008. In FY2009, the average Japanese yen-U.S. dollar exchange rate was ¥100.71 for U.S.$1.00, representing a 12% appreciation of the Japanese yen compared to the average exchange rate in FY2008. The average Japanese yen-euro exchange rate in FY2009 was ¥144.07 for 1.00 euro, representing a 10.8% appreciation of the Japanese yen compared to the average exchange rate in FY2008. Excluding the effect of currency fluctuations, consolidated net sales would have decreased by 4.5% in FY2009.
     In terms of product type, the sales of power tools decreased by 16.1%, or ¥41,166 million; the sale of gardening and household products decreased by 8.6%, or ¥3,494 million; and revenue from parts, repairs and accessories decreased by 8.4%, or ¥3,883 million.
Decrease of sales of Makita’s main products including grinders, hammer drills and driver drills ranged between 12% and 19% due to a rapid decline in demand for power tools which worsened the business environment in the second half of FY2009. On the other hand, the ratio of sale of cordless power tools to total sales of power tools increased to 27.2% from 26.4% in FY2008.
Sales by Region
     The decrease in consolidated net sales in FY2009 can be attributed to a decrease in sales in Japan by 11.4%, or ¥5,971 million, to ¥46,222 million, a decrease in sales in Europe by 14.5%, or ¥23,247 million, to ¥137,113 million; a decrease in sales in North America, by 25.0%, or ¥14,133 million, to ¥42,289 million; a decrease in sales in Asia (excluding Japan) by 2.8%, or ¥634 million, to ¥21,995 million and a decrease in sales in Other regions, including Central and South America, the Middle East, Africa and Oceania, by 8.9% or ¥4,558 million, to ¥46,415 million.
     In Japan, the number of new housing construction started has been stagnant since summer 2007 partly due to the implementation of a more stringent Building Standards Law of Japan. Consequently, demand for power tools has not recovered, leading to a decline in sales.
     In Europe, demand for construction in Western Europe decreased and the financial crisis considerably affected the real economy in Eastern Europe and Russia, where demand had been strong until the first half of FY2009 before the outbreak of the financial crisis. The chain effect of this crisis caused a sharp decline in sales in the second half of FY2009.
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
     In Asia, sales were favorable in the Southeast Asia region during the first half of FY2009, but demand for construction fell rapidly in the second half of FY2009. Excluding the effect of currency translation, sales in Asia increased by 0.9%, or ¥214 million.
     In Other regions, investments in construction in Brazil and the Middle East increased due to the hike of crude oil and natural resource prices during the first half of FY2009. However, such investments rapidly decreased following the financial crisis during the second half of FY2009. A sharp decline in currencies of emerging countries also accelerated the rapid decline of new construction starts. In Oceania, net sales on a local currency basis increased by 4.8%, however, this was largely affected by the decline of currencies in the second half of FY2009. The Australian dollar fell by 18.5% against the Japanese yen and Brazil’s Real declined by 14.4% (year-over-year comparison on exchange rates for net sales). Excluding the effect of currency translation, sales in Other regions increased by 6.4%, or ¥3,245 million.
Review of Performance by Product Group
Power Tools
     The Power Tools group offers a wide range of products such as drills, grinders and sanders, rotary hammers and hammer drills, demolition hammers and electric breakers, cordless impact drivers, circular saws, slide compound saws and cutters. These products represent the largest portion of Makita’s consolidated net sales.
     In FY2009, sales of power tools decreased by 16.1% to ¥214,703 million year-over-year, accounting for 73.0% of consolidated net sales.
In Japan, sales of power tools decreased by 11.9% to ¥20,788 million, accounting for 45.0% of the domestic net sales.
Overseas sales of power tools decreased by 16.5% to ¥193,915 million, accounting for 78.3% of overseas net sales.
New products launched during FY2009 included brushless impact drivers and rotary hammers equipped with 36V lithium-ion batteries.
Gardening Equipments, Household and Other Products
     Principal products in Makita’s gardening and household products group include chain-saws, brush-cutters, vacuum cleaners and cordless cleaners. In FY2009, sales of gardening and household products decreased by 8.6%, to ¥36,916 million, which accounted for 12.6% of consolidated net sales. Domestic sales of gardening and household products decreased by 15.9%, to ¥12,907 million, accounting for 27.9% of total domestic sales. Overseas sales of gardening and household products decreased by 4.2%, to ¥24,009 million, accounting for 9.7% of total overseas sales in FY2009.
New products launched during FY2009 included cordless cleaners and sprays powered by lithium-ion batteries, low-vibration hedge trimmers and backpack-type, mini 4-stroke engine-equipped grass cutters.
In FY2008, Makita acquired all outstanding shares of Fuji Robin Industries, Ltd. (currently Makita Numazu Corporation), in exchange for approximately ¥2,673 million in cash and 81,456 Makita shares (with a fair value of ¥397 million) aimed to expand its business in the gardening equipment market. Makita Numazu engages primarily in the production of engine-equipped gardening equipment, especially mini 4-stroke engines that are environment-friendly in terms of noise and exhaust emissions, and therefore future sales expansion is anticipated. While such effects is yet to be seen in terms of sales and profits, such effect can be expected after engine production is transferred to Makita’s plants in China in order to reduce costs of production of engine-equipped gardening equipments.

Parts, Repairs and Accessories
     Makita’s after-sales services include the sales of parts, repairs and accessories. In FY2009, the sales of parts, repairs and accessories decreased by 8.4%, to ¥42,415 million, accounting for 14.4% of consolidated net sales. Domestic sales of parts, repairs, and accessories decreased by 5.4% to ¥12,527 million, accounting for 27.1% of domestic net sales.
Overseas sales of parts, repairs, and accessories decreased by 9.6% to ¥29,888 million, accounting for 12.0% of overseas net sales.
Gross Profit
     Gross profit on sales decreased by 14.1%, or ¥20,217 million, to ¥123,140 million.
Gross profit margin rose by 0.1 point from 41.8% to 41.9% compared with FY2008, which is mainly due to positive effects from strong sales in the first half of FY2009, a rise in the production rate of the plants in China and favorable exchange rate fluctuations, despite a decline in sales during the second-half of FY2009 and rapid appreciation of the Japanese yen resulting in a rise in the cost of sales.
Selling, General and Administrative Expenses
     Selling, general and administrative expenses for FY2009 decreased by 4.7%, or ¥3,563 million from FY2008 to ¥72,635 million compared with FY2008.
R&D cost mainly incurred in Japan increased. Although personnel cost increased overseas on a local currency basis, the corresponding amount in Japanese yen decreased due to the appreciation of the Japanese yen.
In FY2009, selling, general and administrative expenses excluding the impact of currency fluctuations increased by 4.1%, or ¥3,121 million compared with FY2008. The ratio of selling, general and administrative expenses to sales rose by 2.5 points from 22.2% in FY2008 to 24.7% in FY2009.
Losses (Gains) on Disposal or Sales of Property, Plant and Equipment
     In FY2009, the Company demolished parts of its head office building and Okazaki plant through reconstruction projects. Makita recognized net losses on disposal or sales of property, plant and equipment of ¥430 million in FY2009, compared with net losses of ¥128 million in FY2008.
Operating Income
     As a result of the above, operating income for FY2009 decreased by 25.3%, or ¥16,956 million to ¥50,075 million. This decrease was mainly due to currency fluctuations and decrease in sales. Operating margin decreased by 2.6 points, from 19.6% to 17.0% compared with FY2009.
Other Income (Expenses)
     In FY2009, other expense was ¥6,058 million, compared with other expense of ¥1,260 million in FY2008.
The major components of other expense were as follows:
(1)	Realized losses on securities amounted to ¥3,548 million, compared with realized losses on securities of ¥1,384 million in FY2008. This increase of losses was mainly due to the decline of stock price.
(2)	The amount of foreign exchange losses increased by ¥2,175 million, to ¥3,408 million, in FY2009 due to foreign exchange losses mainly in Brazil and China.
     As the Company operates using only its equity capital, and the subsidiaries are financed by loans from within the Makita Group, the variation in interest expense is insignificant.
Income before Income taxes
     Income before income taxes for FY2009 decreased by 33.1%, or ¥21,754 million, to ¥44,017 million. This was the first profit decline in seven fiscal years. The ratio of income before income taxes to sales in FY2009 decreased by 4.2 points, from 19.2% to 15.0% compared with FY2008.

Provision for Income taxes
     Provision for income taxes for FY2009 amounted to ¥10,731 million, a decrease of 45.6%, or ¥8,997 million, compared with FY2008.
The effective tax rate for FY2009 was 24.4%, a decrease of 5.6 points from 30.0% for FY2008 primarily because of a higher proportion of foreign source income from overseas subsidiaries in FY2009 that are subject to lower tax rates.
Net Income
     As a result of the above, net income for FY2009 decreased by 27.7%, or ¥12,757 million, to ¥33,286 million compared with FY2008. Net income ratio to sales was 11.3% in FY2009.
Earning per Share
     Basic earnings per share of common stock decreased by 26%, to ¥236.9 in FY2009 from ¥320.3 in FY2008.
In FY2009, the Company repurchased six million shares of its own stock and then retired four million shares of treasury stock.
Regional Segments
     Segment information described below is based on the location of the Company and its relevant subsidiaries.
Sales by segment shown below are based on shipment routes and accordingly differ from the geographic area information provided elsewhere in this document.
Makita evaluates the performance of each operating segment based on U.S. GAAP. Segment profit and loss is measured in a consistent manner with consolidated operating income, which is earnings before income taxes excluding interest and dividend income, interest expense, foreign currency transaction exchange gains and losses, realized gains and loses on investment securities, and other.
Transactions between business segments are carried out at arm’s-length prices.
Japan Segment
     In FY2009, sales in the Japan segment decreased by 15.3%, to ¥120,230 million.
Sales to external customers decreased by 11.9% to ¥63,859 million, which accounted for 21.7% of consolidated net sales. The decrease reflects an 11.4% decrease in sales in the domestic market. The number of new housing construction starts has been stagnant since summer 2007 partly due to the implementation of the stringent Building Standards Law of Japan. The decrease was also attributable to a sharp decline in exports to North America and Europe further impacted by the appreciation of the Japanese yen against mainly the U.S. dollar, the Euro, the Australian dollar and the British pound sterling.
Cost of sales as a percentage of sales increased due to increases in both the production costs per unit and the ratio of fixed charges resulting from a reduction of production volume.
Selling, general and administrative expenses increased due to accelerated depreciation and the transfer of the Atsugi plant activities to the Okazaki plant and higher research and development expenses.
Segment operating expenses in Japan decreased by 6.6%, to ¥112,109 million. Segment income decreased by 63.1%, to ¥8,121 million in FY2009.
Europe Segment
     In FY2009, sales in the Europe segment decreased by 14.7% to ¥141,384 million. Sales to external customers decreased by 14.3%, to ¥137,230 million, which accounted for 46.7% of consolidated net sales.
This decrease is mainly due to a decrease of sales in Europe and the depreciation of local currencies in Europe.
Demand for construction in Western Europe declined and the financial crisis considerably affected the economy in Eastern Europe and Russia, where demand had been strong until the first half of FY2009. The impact of the global economic crisis caused a sharp decline in sales in the second half of FY2009. Net sales in local currency terms decreased in Western Europe by 6.6%, but increased in Eastern Europe and Russia by 2.3%. The considerable drop in the exchange rates of local currencies further impacted net sales on a Japanese yen basis.

The euro and other European currencies depreciated against the Japanese yen resulting in an increase in cost of sales. Shipping and advertising expenses decreased consistent with the decrease in sales. Segment operating income decreased by 26.9%, to ¥19,716 million.
North America Segment
     In FY2009, sales in the North America segment decreased by 23.3%, to ¥47,136 million. Sales to customers decreased by 24.5% to ¥42,446 million, which accounted for 14.4% of consolidated net sales. This decrease in sales was primarily due to a large decline in sales in the United States, most notably a significant decrease in sales at specialty stores for professional applications. In the United States, cost of sales as a percentage of sales decreased due to higher margins experienced in cordless tools sales. In addition, selling, general and administrative expenses such as sales bonuses and advertising support expenses were reduced as sales decreased. In Canada, cost of sales increased due to the depreciation of the Canadian dollar.
Operating income decreased by 50.8%, to ¥845 million due to the significant decrease in sales.
Asia Segment
     In FY2009, sales in the Asia segment decreased by 14.1% to ¥96,651 million. Sales to external customers decreased by 11.7%, to ¥9,954 million, which accounted for 3.4% of the consolidated net sales.
This decrease was primarily due to declines in sales of subsidiaries in Singapore, Hong Kong and China, as well as the adverse effect of exchange rate fluctuations. In Asia, operating expenses decreased as result of the reduction of shipping expenses from the Chinese plants, mainly due to the decline of sales and crude oil value. Despite decreases in expenses due to product mix changes and cost reduction efforts. Segment operating income decreased by 12.9%, to ¥12,213 million in FY2009.
Other Segment
     FY2009, sales in the Other segment decreased by 4.5% to ¥40,666 million. Sales to external customers decreased by 4.3%, to ¥40,545 million, which accounted for 13.8% of the consolidated net sales.
Although the number of products sold increased, sales on a Japanese yen basis decreased due to the effect of unfavorable exchange rates.
     In Latin America, the appreciation of the Brazilian Real through the fiscal year resulted in a decrease of cost of sales as a percentage of sales. Operating expenses increased due to increases in the labor force and also due to depreciation expenses related to a second plant in Brazil.
In the Middle East region, cost of sales as a percentage of sales decreased as a result of selling price increases.
In Oceania, cost of sales as a percentage of sales increased due to the depreciation of the Australian dollar during the second half of FY2009.
     Segment operating income decreased by 13.3%, to ¥4,850 million, in FY2009.
CRITICAL   ACCOUNTING   POLICIES
     Makita believes that the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements and accompanying note.
Revenue Recognition
     Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable or collectibility is reasonably assured. Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertising and cash discounts.
     Volume-based rebates are given in the form of cash or credit memos and settled monthly, quarterly, semiannually or annually. Volume-based rebates are given to specific customers as a specified percentage of sales amounts for the agreed calculation period if accumulated sales to the customer achieve specified sales volume.

Based on such agreed percentages applicable specific customers and estimated of accumulated sales volume during the agreed program period, liabilities for volume-based rebates are recognized with a corresponding reduction to revenue for the sales incentive at the time the related revenue is recognized. If expected sales levels are not achieved or achieved in levels higher than anticipated resulting in a greater magnitude of incentive, the result could have a material impact on Makita’s financial statements.
     Cooperative advertising programs are provided to certain customers as a contribution to or as sponsored funds for advertisements. Cooperative advertising programs vary by customer agreement. Under Makita’s cooperative advertising programs, specified customers receive cooperative advertisement allowances based on a certain percentage of sales per agreement and are not required to submit proof of advertisement to Makita. Liabilities for cooperative advertisings are recognized with a corresponding reduction to revenue for the expected cooperative advertisings at the time the related revenue is recognized, and are based on the estimation of cooperative advertisings reflecting the historical performance of individual customers.
     Cash discounts are provided as a certain percentage of the invoice price as predetermined by spot contracts or based on contractually agreed upon amounts with customers. Cash discounts are recognized as a reduction of revenue at the time the related revenue is recognized, based on Makita’s ability to reliably estimate such future discounts to be taken. Estimates of expected cash discounts are evaluated and adjusted periodically based on actual sales transactions and historical trends.
     The following table shows the changes in accruals for volume-based rebates, cooperative advertising and cash discounts for the years ended March 31, 2008, 2009 and 2010:

				U.S. Dollars
	Yen in millions			in thousands
	For the year ended March 31,
	2008	2009	2010	2010
Volume-based Rebates:
Actual payment for the year	¥(9,626)	¥(10,343)	¥(6,763)	$(72,720)
Charge to earnings for the year	9,897	7,866	6,519	70,097
Translation adjustments	346	662	(1)	(11)
Accrued expense or deduction of account receivable(BS) as of March 31	4,476	2,661	2,416	25,978
Cooperative Advertisings:
Actual payment for the year	(3,585)	(3,981)	(2,453)	(26,376)
Charge to earnings for the year	3,517	3,435	2,923	31,430
Translation adjustments	64	185	(109)	(1,172)
Accrued expense or deduction of account receivable(BS) as of March 31	953	592	953	10,247
Cash Discounts:
Actual payment for the year	(5,891)	(5,514)	(4,281)	(46,032)
Charge to earnings for the year	5,881	5,444	4,420	47,527
Translation adjustments	58	14	8	86
Accrued expense or deduction of account receivable(BS) as of March 31	¥396	¥340	¥487	$5,237
Inventory Valuation
     Makita monitors its inventories with various measures such as ageing, turnover periods, sales trend, profitability in recent trades and so on. Inventories are valued at the lower of cost or market price, with cost determined based on the average cost method. Makita estimates obsolete or excess inventory as well as inventory that is not of saleable quality.

     The determination of obsolete or excess inventory requires Makita to estimate the future demand for products taking into consideration such factors as macro and microeconomic conditions, competitive pressures, technological obsolescence, changes in consumer buying habits and other factors. The estimates of future demand that Makita uses in the valuation of inventory are the basis for revenue forecasts, which are also consistent with short-term manufacturing plans.
     If demand forecast for specific products is greater than actual demand and Makita fails to reduce manufacturing output accordingly, Makita could be required to write down additional on-hand inventory, which would have a negative impact on gross profit and, consequently, a potential material adverse impact on net income.
     Revaluation of inventories, losses on inventory write-downs or write-offs, which are included in costs of sales in the consolidated statements of income, are charged as incurred and totaled ¥313 million, ¥990 million and ¥195 million for the years ended March 31, 2008, 2009 and 2010, respectively.
Impairment Losses on Securities
     Makita’s investments include debt and equity securities accounted for under the cost method of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. Makita regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Makita in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans of the issuer of the security, other specific factors affecting the market value, deterioration of credit condition of the issuers, and whether or not Makita is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.
     In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Makita presumes a decline in value to be other-than-temporary if the fair value of the security is a certain percentage below its original cost for an extended period of time.
     The assessment of whether a decline in the value of an investment is other-than-temporary is often subjective in nature and involves certain assumptions and estimates concerning the expected operating results and business plans of the issuer of the security. Accordingly, it is possible that investments in Makita’s portfolio that have had a decline in value that Makita currently believes to be temporary may be determined to be other-than-temporary in the future based on Makita’s evaluation of subsequent information such as continued poor operating results, continuing broad declines in the value of worldwide equity markets and the effect of worldwide interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized and reduce income in future periods.
     Impairment losses on securities were ¥1,662 million in FY2008, ¥4,059 million in FY2009 and ¥228 million in FY2010, respectively.
Allowance for Doubtful Receivables
     Makita performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by Makita’s review of their current credit information. Makita continuously monitors collections and payments from its customers and maintains a provision for probable estimated credit losses based upon its historical experience and any specific customer collection issues that Makita has identified. The estimated amount for doubtful receivables is calculated on the basis of the following elements: the ratio of past bad debts against regular account receivables, as well as the credit standing by customers and the examination of the account receivables which have not been collected yet after the due date against specific doubtful account receivables. Further, when the payment ability of one of the customers becomes doubtful as a result of its filing for bankruptcy or the deterioration of its operating results, Makita establishes additional reserves. Any credit losses have historically been within Makita’s expectations and the provisions established. However, Makita cannot guarantee that it will continue to experience the similar credit loss rates that it has in the past. Changes in the underlying financial condition of its customers could result in a material impact to Makita’s consolidated results of operations and financial condition.

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
     In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and in turn affect Makita’s consolidated results of operations and financial condition. Makita did not recognize any impairment loss of long-lived assets in FY2008 and FY2009, however Makita recognized impairment loss of long-lived assets of ¥354 million in FY2010.
Impairment of Goodwill
     Makita conducts goodwill impairment assessment annually and at any time if an event occurs or circumstances change and that would indicate possibility of goodwill impairment. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment compares the fair value of a reporting unit where the relevant goodwill is assigned with its carrying amount. If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, compares the implied fair value of the goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.
     In the first step of the goodwill impairment assessment, Makita uses an income approach to derive a present value of the reporting unit’s projected future annual cash flows and the present residual value of the reporting unit. Makita uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, Makita believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors.

Makita uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. Makita also estimates fair value using a market approach, which relies on values based on market multiples. If Makita’s estimates and assumptions used in the estimates will change in future, Makita may incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.
     Makita conducted the step-on test for each of Makita’s reporting units for its annual impairment test. As a result of the step-on impairment test, an indication of goodwill impairment of existed for Makita’s ( Gardening tools ) reporting unit in Japan. A third-party appraiser was utilized to estimate fair value of the reporting unit in Japan and the underlying net assets (excluding goodwill) of the reporting unit. Upon completion of that assessment, Makita recognized a goodwill impairment loss on assigned to the Japan segment of ¥ 1,251 million.
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
     The Company and certain of its subsidiaries have various contributory and noncontributory employee benefit plans covering substantially all of their employees. The discount rate assumed to determine the pension obligation for the pension plan was 2.3% as of March 31, 2010.
As of March 31, 2010, Makita allocated 28.5% and 47.0% of plan assets to equity securities and debt securities, respectively. The value of these plan assets are influenced by fluctuations in world securities markets. Significant depreciation or appreciation will have corresponding impact on future expenses.

     The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Makita’s pension plans as of March 31, 2010.

	Yen in millions
	Change in
	projected benefit		Change in pre-tax
Change in assumption	obligation		pension expenses
50 basis point increase/decrease in discount rate	(2,205) /	2,462	3/	(5)
50 basis point increase/decrease in expected return on assets	-	-	(193)/	193
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
     Makita has recorded a valuation allowance of ¥2,021 million as of March 31, 2010 against certain deferred income tax assets due to the lack of available tax planning strategy to prevent a portion of net operating loss carryforwards from expiring unused. For the balance of deferred income taxes, although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred income tax assets, less the valuation allowance, will be realized. The amount of such net deferred income tax assets that are considered realizable, however, could change in the near term and any such change may have a material effect on Makita’s consolidated results of operations and financial position if estimates of future taxable income are different.
New Accounting Standards Not yet Adopted
     In October 2009, the FASB issued ASC2009-13 “Revenue recognition under multiple-deliverable arrangements”. ASC2009-13 modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. ASC2009-13 also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. ASC2009-13 is effective for fiscal years beginning on or after June 15, 2010 and is required to be adopted by Makita in the fiscal year beginning April 1, 2011. The provisions are effective prospectively for revenue arrangements entered into or materially modified after the effective date, or retrospectively for all prior periods. Makita does not expect the adoption of ASC2009-13 will have a material impact on its consolidated results of operations and financial condition.

     In October 2009, the FASB issued ASC2009-14 “Software revenue recognition”. ASC2009-14 modifies the scope of the software revenue recognition guidance to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. ASC2009-14 is effective for fiscal years beginning on or after June 15, 2010 and is required to be adopted by Makita in the fiscal year beginning April 1, 2011 using the same effective date and the same transition method used to adopt ASC2009-13 “Revenue recognition under multiple-deliverable arrangements”. Makita does not expect the adoption of ASC2009-14 will have a material impact on its consolidated results of operations and financial condition.
B. Liquidity and capital resources
     Makita supports its business activities by maintaining sufficient capital resources, a sufficient level of liquidity and a sound balance sheet. Makita’s main business is the manufacturing and sale of power tools, gardening equipment and related accessories. To support this business worldwide, Makita provides capital resources to its subsidiaries mainly through the use of intercompany loans. Makita meets its operating capital requirements primarily through cash generated by operations and bank loans.
     Makita requires operating capital mainly to purchase materials required for production, to conduct research and development, to respond to cash flow fluctuations related to changes in inventory levels and to cover the payment lag related to receivables from wholesalers.
     Makita further requires funds for capital expenditures, mainly to expand production facilities and purchase metal molds. Makita also requires funds to pay dividends and to repurchase its own stock.
FY2010
Cash Flows
     Net cash provided by operating activities increased by ¥34,948 million from ¥22,178 million in FY2009 to ¥57,126 million in FY2010, mainly due to the decrease of inventories adjusting to current sales volume.
Primary factors that affected such result include the following:
Cash flow increasing factors:
•	Cash inflow increased ¥92,743 million due to decreased purchases as a result of reduced production, decreased inventories, and the effect of cost reduction efforts.
Cash flow decreasing factors:
•	Cash collected from customers decreased ¥57,795 million due to the sales decrease.
     Net cash used in investing activities was ¥17,668 million in FY2010 as opposed to net cash provided by investment activities in the amount of ¥232 million in FY2009 primarily as a result of the following:
•	¥6,143 million increase due to higher purchases of available-for-sale securities and held-to-maturity securities
•	¥15,593 million decrease due to a decrease in proceeds from sales and maturities of securities
•	¥2,815 million decrease due to proceeds from maturity of time deposits
•	¥6,209 million decrease due to lower capital expenditures compared with FY2009 including expenditures for the partial renovation of the Okazaki Plant in Japan, the reconstruction of sales offices and warehouse in Germany, the Netherlands, Poland and Switzerland, relocation of Nagoya branch office in Japan, the extension of the Makita China Plant and the Dubai warehouse of Makita Gulf.

     Net cash used in financing activities decreased by ¥24,065 million from ¥33,179 million in FY2009 to ¥9,114 million in FY2010 primarily as a result of the following:
•	¥17,630 million decrease reflecting almost no acquisition of treasury shares during FY2010
•	¥4,900 million decrease due to reduced amount of cash dividends paid
     Accounting for all these activities and the effect of exchange rate fluctuations, Makita’s cash and cash equivalents increased by ¥28,075 million from ¥34,215 million as of the end of FY2009 to ¥62,290 million as of the end of FY2010.
     In FY2010, funding source requirements decreased due to a decrease in inventories, almost no acquisition of treasury shares, decrease of capital expenditures and dividend payments, resulting in a year-over-year increase of ¥28,075 million in the cash balance as of March 31, 2010.
Both inventory values and turnover period decreased compared with the previous fiscal year because sales subsidiaries minimized inventories and production sites adjusted the production volumes to cope with the sharp sales decreases caused by the simultaneous global recession.
     Capital expenditures are expected to be lower in FY2011 compared to FY2010, even though several relocation and/or expansion projects for certain sales offices are planned.
Sales and net income are expected to increase slightly and capital investments decrease slightly.
However, no increase in the cash balance is expected at the end of FY 2011, compared with the current fiscal year, because Makita will increase production volume and will maintain sufficient volumes of inventories for active marketing activities.
Capital Expenditures
     Makita has continued to allocate sizable amounts of funds for capital expenditures, which it believes is crucial for sustaining long-term growth.
As the competition in the market has intensified recently, Makita has implemented capital investments mainly in extensions of overseas plants and production of dies/molds for new products, as well as capital investments in sales companies in order to further improve their customer service.
     The amount of its capital expenditures for FY2008, 2009 and 2010 were ¥15,306 million, ¥17,046 million and ¥10,837 million, respectively.
     Capital expenditures in FY2010 were primarily used for the partial renovation of the Okazaki Plant in Japan, reconstruction of office buildings and warehouse of sales companies in Europe (Germany, the Netherlands, Poland and Switzerland), relocation and construction of Nagoya branch office in Japan, extension of the Makita China Plant and the Dubai warehouse of Makita Gulf.
Capital investments of Makita amounted to approximately ¥3,677 million, while capital investment of overseas subsidiaries amounted to approximately ¥7,160 million. All of Makita’s capital expenditures in FY2010 were funded through internal sources.
     Under its investment plans for FY2011, Makita is scheduled to make capital investments totaling ¥10.3 billion, which is 5% lower than for FY2010. Of this total, the Company plans to make direct investments of ¥2.7 billion and its consolidated subsidiaries will invest ¥7.6 billion.
The Company’s main capital investment plan is to purchase dies/molds for new products, relocation or rebuilding of certain domestic sales offices.

     The main facilities investments by consolidated subsidiaries include capital expenditures for the installation of the engine production facility and dies/molds for new products in the China Plant, reconstruction of office buildings and warehouses of sales companies in Europe (Germany and Switzerland), the extensions of warehouses of sales companies in Asia and North America. The projected capital expenditure in FY2011 is planned to be funded by equity capital.
Financial Position
     Makita’s principal sources of liquidity are cash on hand, cash provided by operating activities and borrowings within credit lines.
As of March 31, 2010, Makita held cash and cash equivalents amounting to ¥62,290 million and the Company’s subsidiaries had credit lines up to ¥14,226 million, of which ¥105 million was used and ¥14,121 million was unused and available.
As of March 31, 2010, Makita had ¥385 million in short-term borrowing, which included bank borrowings and the current portion of capital lease obligations. Short-term borrowing was used for daily operations at the subsidiaries.
The amount excluding current maturities of long-term indebtedness was ¥544 million. For further information regarding Makita’s short-term borrowings, including the average interest rates, see Note 12 to the accompanying consolidated financial statements.
     The Company’s subsidiaries are financed by loans within the Makita Group—from subsidiaries with surplus funds to subsidiaries that lack funds—and the variation in interest expense is insignificant.
     As of March 31, 2010, Makita’s total short-term borrowings and long-term indebtedness amounted to ¥929 million, representing a decrease of ¥128 million from ¥1,057 million reported for FY2009. Makita’s ratio of indebtedness to shareholders’ equity was down by 0.1 points to 0.3%. This decrease was mainly due to a decrease of long-term borrowing, which decreased from ¥818 million to ¥544 million.
Makita expects to continue to incur additional indebtedness from time to time as required to finance working capital needs. Makita has no potentially significant refinancing requirements in FY2011 and thereafter.
     Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥62,290 million as of March 31, 2010, together with Makita’s available credit facilities, cash flow from operations and funds available from long-term and short-term debt financing, will be sufficient to satisfy its future working capital needs, capital expenditure and research and development through FY2011 and thereafter.
Please see “– Fiscal Year 2010 – Capital Expenditures” below for a description of Makita’s principal capital expenditures for FY2010 and the main planned expenditures for FY2011.
     As part of the Company’s policy to maximize shareholder return, the Company distributed to its shareholders an interim dividend of ¥15 per share in November 2009, and a year-end dividend of ¥37 per share in June 2010.
At the Ordinary General Meeting of Shareholders held in June 2010, the Company’s shareholders approved a cash dividend of ¥37 per share. The total cash dividend payments amount to ¥5,097 million, and were made in June 2010.
  In 2007, Makita acquired all outstanding shares of Fuji Robin Industries, Ltd. (currently Makita Numazu Corporation) for approximately ¥2.7 billion in cash and 81,456 Makita shares. Makita financed the cash portion of the purchase price from internal sources.
     Makita believes it will continue to be able to access the capital markets on terms and for amounts that will be satisfactory to it and as necessary to support the business and to engage in hedging transactions on commercially acceptable terms.
While Makita had received an A+ rating from Standard & Poor’s Financial Services LLC through the end of FY2008, starting FY2009, Makita no longer requests ratings from rating agencies in consideration of its cost reduction efforts. Makita believes that because its financial health is ensured by a high equity ratio, there is little need for financing through bank borrowings or corporate bonds issuances.

FY2009
Cash Flows
     Net cash provided by operating activities decreased by ¥7,097 million from ¥29,275 million in FY2008 to ¥22,178 million in FY2009, due to the deterioration of business results in the second half of FY2009. Primary factors that affected such result include the following:
Cash flow increasing factors:
•	¥25,428 million increase due to lower levels of cash used in operating activities such as purchases of parts and raw materials, selling, general and administrative expenses and income tax payments
Cash flow decreasing factors:
•	¥32,525 million decrease due to lower level of cash received from customers as a result of decrease in sales
     Net cash provided by investing activities was ¥232 million in FY2009 as opposed to net cash used in investment activities in the amount of ¥4,508 million in FY2008 primarily as a result of the following:
•	¥20,565 million decrease due to lower purchases of available-for-sale securities and held-to-maturity securities
•	¥8,302 million decrease due to a decrease in proceeds from sales and maturities of securities
•	¥4,791 million decrease due to proceeds from maturity of time deposits
•	¥2,010 million increase due to higher capital expenditures compared with FY2008 including expenditures for the partial reconstruction of the Okazaki Plant, purchases of metal molds for the manufacture of new products, construction of the research and development facility at the Makita China Plant, expansion of the Makita Romania Plant, construction of the second plant in Brazil and construction of the headquarter building of the sales company in France
     Net cash used in financing activities increased by ¥19,364 million from ¥13,815 million in FY2008 to ¥33,179 million in FY2009 primarily as a result of the following:
•	¥17,640 million used for repurchase of the Company’s own shares of common stock
•	¥1,638 million increase due to cash dividends paid
Accounting for all these activities and the effect of exchange rate fluctuations, Makita’s cash and cash equivalents decreased by ¥12,091 million from ¥46,306 million as of the end of FY2008 to ¥34,215 million as of the end of FY2009.
     In FY2009, demand for cash was high due to an increase in inventories, the repurchase of the Company’s own shares, capital expenditures and dividend payments, resulting in a year-over-year decline of ¥12,091 million in the cash balance as of March 31, 2009.
The downturn of the worldwide economy, which unfolded while Makita was enhancing its production system, resulted in a substantial decrease in sales in the second half of FY2009. Inventory amount increased by ¥17,314 million in FY2009 compared to the previous fiscal year, despite Makita’s efforts in adjusting its production level during the fourth quarter of FY2009.
     Capital expenditures are expected to be lower in FY2010 compared to FY2009, even though several relocation and/or expansion projects for certain facilities are planned. Makita expects the difficult business environment to continue in FY2010 and projects a considerable decrease in net income in FY2010 compared with FY2009.
Makita plans to reduce its inventory level by adjusting production levels in FY2010.

     Makita also expects a longer period for recovering trade accounts receivable in FY2010, because Makita has granted an extension to several customers who are facing difficulties in financing as a result of the financial crisis. Makita expects its cash flow to increase in general, as the Company does not plan to repurchase its own shares.
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
This required Makita to increase the amount of its capital expenditures in FY2009 compared to FY2008, amounting to ¥12,980 million, ¥15,036 million and ¥17,046 million for FY2007, 2008 and 2009, respectively.
     Capital expenditures in FY2009 were primarily used for the partial reconstruction of the Okazaki Plant, purchases of metal molds for the manufacture of new products, the construction of the second plant in Brazil and the extension of the Makita Romania Plant to reinforce the global production system, as well as the construction of the headquarters building at a sales company in France.
Capital investments of the Company amounted to approximately ¥6.2 billion, while capital investment of overseas subsidiaries amounted to approximately ¥10.8 billion. All of Makita’s capital expenditures in FY2009 were funded through internal sources.
     Under its investment plans for FY2010, Makita is scheduled to make capital investments totaling ¥13 billion, which is 24% lower than for FY2009. Of this total, the Company plans to make direct investments of ¥3.1 billion and its consolidated subsidiaries will invest ¥9.9 billion.
     The Company’s main capital investment plan is to purchase metal molds for the manufacture of new products, rebuild the delivery center in the Okazaki Plant, and construct the Tokyo Technical Center.
The main facilities investments by consolidated subsidiaries include ¥9.9 billion in capital expenditures for production facilities in the China Plant, the purchase of metal molds for the manufacture of new products and the construction of the headquarters building and warehouses at sales companies in Europe and Asia. The projected capital expenditure in FY2010 is planned to be funded by equity capital.
Financial Position
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
The amount excluding current maturities of long-term indebtedness was ¥110 million. For further information regarding Makita’s short-term borrowings, including the average interest rates, see Note 11 to the accompanying consolidated financial statements.
     The Company’s subsidiaries are financed by loans within the Makita Group—from subsidiaries with surplus funds to subsidiaries that lack funds—and the variation in interest expense is insignificant.

     As of March 31, 2009, Makita’s total short-term borrowings and long-term indebtedness amounted to ¥1,057 million, representing a decrease of 59.8% from ¥2,632 million reported for FY2008. Makita’s ratio of indebtedness to shareholders’ equity was down by 0.4 points to 0.4%. This decrease was mainly due to a decrease of long-term borrowing, which decreased from ¥908 million to ¥818 million. Makita expects to continue to incur additional indebtedness from time to time as required to finance working capital needs. Makita has no potentially significant refinancing requirements in FY2010 and thereafter.
     Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥34,215 million as of March 31, 2009, together with Makita’s available credit facilities, cash flow from operations and funds available from long-term and short-term debt financing, will be sufficient to satisfy its future working capital needs, capital expenditure and research and development through FY2010 and thereafter.
Please see “– Fiscal Year 2009 – Capital Expenditures” below for a description of Makita’s principal capital expenditures for FY2009 and the main planned expenditures for FY2010.
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
     While Makita had received an A+ rating from Standard & Poor’s Financial Services LLC through the end of FY2008, starting FY2009, Makita no longer requests ratings from rating agencies in consideration of its cost reduction efforts.
Makita believes that because its financial health is ensured by a high equity ratio, there is little need for financing through bank borrowings or corporate bonds issuances.
C. Research and development, patents and licenses, etc.
     Approximately 682 of Makita’s employees are engaged in research and development of technologies in which Makita has a competitive edge and the development of new products. Makita regards R&D as a high priority and believes that having a strong capability in R&D is crucial to its continuing development of high-quality, reliable products that meet users’ needs. In FY2010, Makita allocated ¥6,782 million to R&D, a decrease of 1.5% compared with FY2009. In FY2009, Makita allocated ¥6,883 million to R&D, an increase of 16.2% compared to FY2008.The ratio of R&D expenses to net sales was approximately 2.8% in FY2010, 2.3% in FY2009 and 1.7% in FY2008, respectively.
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
     New products developed during FY2010 include lightweight hedge trimmers powered by mini 2-stroke engine, lightweight brushcutters powered by mini 4-stroke engine, compact and lightweight slide compound saw equipped with double sliding mechanism.
D. Trend information
     The recovery of demand in developed countries is expected to remain modest and competitions among businesses will intensify. In emerging countries in Asia and other regions, the growth of the construction demand for houses and other structures is expected to continue. But it is forecast that the market prefers low-priced properties.
With trends in raw material prices and the foreign exchange market being unpredictable, Makita is expected to continue facing a challenging business environment.
     As for exchange rates, it is expected that the euro will become weaker against the yen and the U.S. dollar will not fluctuate significantly, compared with the actual average exchange rates for sales of the previous fiscal year. If appreciation of the Chinese Renmin Yuan value continues to be implemented, the production cost of Makita may increase. Many emerging countries have potential additional demand and strong business growth is expected in these countries. However, uncertainties about the foreign exchange market continue.
In general, Makita expects that the growth of the power tools market in Japan, the United States, Western Europe and other developed countries will be difficult. In Japan, the home owner rate is expected to increase in FY 2011 supported by the government’s housing eco point program and the housing loan tax reduction. However, the number of housing starts will remain low. In Europe, there are concerns about impact of credit uncertainties, stemming from the financial crisis in Greece on the entire substantial European economies. The progress of economic recovery in the Eastern European market is also uncertain. In the United States, there are concerns about severe price competition, a weak dollar and increase in raw material prices.
     In Asia, Makita expects that demands will rise in China and India that have economic power to grow and that capital investments will increase in neighboring countries. In Central and South America, steady demand is expected mainly in Brazil. The economy in the Middle East is expected to grow modestly since the aftermath of the Dubai crisis has settled. In Oceania, the exchange rate of the Australian dollar and real recovery of the export economy are important factors for business expansions. However, since the power tools market in the region has already matured, significant business expansion is expected to be difficult.
     One of the impacts of the global warming and climate change in which people’s awareness has raised is laws and regulations established in many regions. Europe and North America were the first regions that adopt environmental laws and regulations. Makita will be required to supply products that satisfy specifications conforming to those laws and regulations. In Southeast Asia, sales of chain saws are restricted in some areas to prevent destructive lumbering of forests.
End users’ interest in environment-friendly ECO products has been increasing, and the market demand for ECO products is also increasing.
     Moreover, cool summers, droughts and heavy snow occur often. Unseasonable weather will have impact on sales of gardening equipment. Sales of power tools may also be affected by unusual weather in a short term since weather will have effect on the work schedule on construction sites.

     Under such circumstances, Makita will strive to strengthen its R&D ability and product development ability in the area of work environment/global environment-friendly power tools and gardening equipment and technical development ability in the area of compact engines. Makita will reinforce the global production system to cope with changes in the demand and reduce the production costs. Makita will also strive to strengthen marketing activities targeting professional users, make fine-tuned response to customer needs and take active measures to maintain and improve the best sales and after-sales service system in the industry.
E. Off-balance sheet arrangements
     Makita also has certain operating leases entered into in the ordinary course of business. See Note 15 to the accompanying consolidated financial statements.
F. Tabular disclosure of contractual obligations

	Yen in millions
	Expected payment date; year ending March 31,
	Total	2011	2012	2013	2014	2015	There- after
Capital lease	¥324	¥280	¥28	¥13	¥3	-	-
Interest expenses on capital lease	13	12	1	-	-	-	-
Operating Lease	2,765	840	545	410	329	244	397
Unsecured loans from bank	500	-	500	-	-	-	-
Interest expenses on loans from bank	16	9	7	-	-	-	-
Contributions to defined benefit plan	2,475	2,475	-	-	-	-	-
Purchase obligation	7,609	7,609	-	-	-	-	-

Total	¥13,702	¥11,225	¥1,081	¥423	¥332	¥244	¥397

	U.S. Dollars in thousands
	Expected payment date; year ending March 31,
	Total	2011	2012	2013	2014	2015	There- after
Capital lease	$ 3,484	$ 3,011	$ 301	$ 140	$ 32	-	-
Interest expenses on capital lease	140	129	11	-	-	-	-
Operating Lease	29,731	9,032	5,860	4,408	3,538	2,624	4,269
Unsecured loans from bank	5,376	-	5,376	-	-	-	-
Interest expenses on loans from bank	172	97	75	-	-	-	-
Contributions to defined benefit plan	26,613	26,613	-	-	-	-	-
Purchase obligation	81,817	81,817	-	-	-	-	-

Total	$147,333	$120,699	$11,623	$4,548	$3,570	$2,624	$4,269

Note: 1.	Determination of contributions to defined benefit plan after FY2011 is not practicable.

2.	The notional amount of derivative financial instruments that are expected to settle in FY2010 is ¥14,544 million and their estimated fair value is ¥(276) million at March 31, 2010.
Please see note 17, 18, 19 to the consolidated financial statements for further information.

G. Safe harbor
     All information is not historical in nature disclosed under Item 5.
Forecasts of operating and financial results and statements of trend information and contractual obligations are forward-looking statements. See “Cautionary Statement with Respect to Forward-Looking Statements” for additional information.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management
     The Company introduced a corporate officer system in order to promote and strengthen prompt execution of Makita’s business affairs. 15 Corporate Officers are appointed and 10 Directors excluding one Outside Director are Corporate Officer concurrently.
     The Directors and Statutory Auditors of the Company as of June 30, 2010 are as follows:

Masahiko Goto
Current Position	President, Representative Director and Chief Executive Officer since May 1989
Date of Birth	November 16, 1946
Director since	May 1984
Business Experience	May 1984	Director, General Manager of General Planning Department
	July 1987	Managing Director of Administration Headquarters

Yasuhiko Kanzaki
Current Position	Director, Managing Corporate Officer, in charge of International Sales and General Manager of International Sales Headquarters: Europe, Middle East and Africa Region since June 2009
Date of Birth	July 9, 1946
Director since	June 1999
Business Experience	April 1995	Director of Makita International Europe Ltd.
	June 1999	Director, Assistant General Manager of International Sales Headquarters 1
	June 2003	Director, General Manager of International Sales Headquarters (Europe region)
	June 2007	Managing Director, General Manager of International Sales Headquarters (Europe region)

Tadayoshi Torii
Current Position	Director, Managing Corporate Officer, in charge of Production and General Manager of Production Headquarters since June 2009
Date of Birth	December 10, 1946
Director since	June 2001
Business Experience	October 1998	General Manager of Production Department
	June 2001	Director, General Manager of Quality Control Headquarters
	June 2003	Director, General Manager of Production Headquarters

Shiro Hori
Current Position	Director, Managing Corporate Officer, in charge of International Sales and General Manager of International Sales Headquarters: America, Asia and Oceania Region since June 2009
Date of Birth	February 24, 1948
Director since	June 2003
Business Experience	March 1999	General Manager of Europe Sales Department
	June 2003	Director, General Manager of International Sales Headquarters: America Area and International Administration
	September 2007	Director, General Manager of Overseas Sales Headquarters (America, Asia and Oceania Area, and International Administration)

Tomoyasu Kato
Current Position	Director, Corporate Officer, General Manager of Research and Development Headquarters in charge of Research and Development since June 2009
Date of Birth	March 25, 1948
Director since	June 2001
Business Experience	March 1999	General Manager of Technical Administration Department
	June 2001	Director, General Manager of Research and Development Headquarters

Tadashi Asanuma
Current Position	Director, Corporate Officer, in charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters since June 2009
Date of Birth	January 4, 1949
Director since	June 2003
Business Experience	April 1995	Manager of Saitama Branch Office
	April 2001	General Manager of Osaka Sales Department
	June 2003	Director, Assistant General Manager of Domestic Sales Marketing Headquarters
	June 2007	Director, General Manager of Domestic Sales Marketing Headquarters (Tokyo Sales Department)

Hisayoshi Niwa
Current Position	Director, Corporate Officer, General Manager of Quality Headquarters since June 2009
Date of Birth	February 24, 1949
Director since	June 2003
Business Experience	October 1991	General Manager of Information System Center
	October 1999	General Manager of Production Control Department
	June 2003	Director, General Manager of Quality Control Headquarters
	April 2005	Director, General Manager of Quality Headquarters

Shinichiro Tomita
Current Position	Director, Corporate Officer, General Manager of Purchasing Headquarters since May 2010
Date of Birth	January 11, 1951
Director since	June 2007
Business Experience	October 2001	General Manager of Production Engineering Department
	September 2003	President of Makita (China) Co., Ltd.
	June 2007	Director, Assistant General Manager of Production Headquarters in charge of China Plant
	June 2009	Director, Corporate Officer, General Manager of Research and Development Headquarters in charge of Product Development

Tetsuhisa Kaneko
Current Position	Director, Corporate Officer, General Manager of Production Headquarters in charge of China Plant since May 2010
Date of Birth	April 6, 1955
Director since	June 2007
Business Experience	April 2004	General Manager of Technical Research Department
	August 2005	General Manager of 2 nd Production Department
	October 2006	General Manager of 1st Production Department
	June 2007	Director, General Manager of Purchasing Headquarters
	June 2009	Director, Corporate Officer, General Manager of Purchasing Headquarters

Yoji Aoki
Current Position	Director, Chief Financial Officer, Corporate Officer and General Manager of Administration Headquarters since June 2009
Date of Birth	May 22, 1950
Director since	June 2009
Business Experience	July 2001	General Manager of Personnel Department
	July 2004	General Manager of General Administration Department

Motohiko Yokoyama
Current Position	Outside Director since June 2005
Date of Birth	May 13, 1944
Director since	June 2005
Business Experience	June 2004	President and Representative Director of Toyoda Machine Works, Ltd.
	January 2006	Vice President and Representative Director of JTEKT Corporation, which is the entity created by the merger of Toyoda Machine Works, Ltd. with Koyo Seiko Co., Ltd.
	June 2007	President and Representative Director of JTEKT Corporation
	June 2010	Vice Chairman of JTEKT Corporation

Toshihito Yamazoe
Current Position	Standing Statutory Auditor since June 2008
Date of Birth	October 16, 1949
Statutory Auditor since	June 2008
Business Experience	April 1999	Assistant General Manager of Asia and Oceania Sales Department
	August 2000	President of Makita (China) Co., Ltd.
	April 2006	General Manager of Europe Sales Department

Haruhito Hisatsune
Current Position	Outside Standing Statutory Auditor since June 2008
Date of Birth	February 7, 1947
Statutory Auditor since	June 2008
Business Experience	May 1990	Manager of Government Securities Service Section of Operation Department of the Bank of Japan
	May 1991	Officer of Examination Department of the Bank of Japan
	April 1997	General Manager of Overseas Section of the Hekikai Shinkin Bank
	August 2003	Management Director and Corporate Officer, Director of Business Center of the Hekikai Shinkin Bank

Masafumi Nakamura
Current Position	Outside Statutory Auditor since June 2007
Date of Birth	September 17, 1942
Statutory Auditor since	June 2007
Business Experience	May 1983	Representative partner of SAN-AI Audit Corporation
	April 2001	Representative partner of Tohmatsu & Co.
	January 2006	Representative partner of Masafumi Nakamura Accountancy Firm
	June 2007	Outside Statutory Auditor for Taiyo Kagaku Co., Ltd.
	November 2008	Outside Statutory Auditor for Shinwa Co., Ltd.
	April 2009	Professor in Graduate School of Business at Aichi Shukutoku University

Michiyuki Kondo
Current Position	Outside Statutory Auditor since June 2008 (Attorney-at-law, Kondo Michiyuki Law Firm)
Date of Birth	October 23, 1944
Statutory Auditor since	June 2008
Business Experience	April 1971	Attorney-at-law, Takasu Hiroo Law Firm
	May 1977	Established Kondo Michiyuki Law Firm
	May 2005	Outside Statutory Auditor for ELMO Co., Ltd.
	April 2010	Outside Statutory Auditor for TECNO HORIZON HOLDINGS CO.,LTD
     The terms of each director listed above and Masufumi Nakamura as Statutory Auditor expire in June 2011. The terms of Mr. Toshihito Yamazoe as Statutory Auditor and of Mr. Haruhito Hisatsune and Michiyuki Kondo as Outside Statutory Auditor expire in June 2012.
There are no family relationships between any of the individuals named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above.
B. Compensation
     The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY2010 to all Directors, who served during FY2010 totaled ¥231 million.
The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY2010 to all Statutory Auditors, who served during FY2010 totaled ¥41 million.
     The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY2009 to all Directors, who served during FY2009 totaled ¥276 million.

     The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY2009 to all Statutory Auditors, who served during FY2009 totaled ¥41 million.
     Some of the fringe benefits provided by the Company to its employees in Japan, such as medical and dental service insurance and welfare pension insurance were also made available to Directors and Standing Statutory Auditors.
The Company had an unfunded retirement and termination allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount set aside as retirement allowances for Directors and Statutory Auditors was ¥450 million as of March 31, 2009 and was ¥384 million as of March 31, 2010.
However, this executive retirement and termination allowances program was abolished by the Annual General Meeting of Shareholders held on June 29, 2006, because the program featured minimal correlation with the Company’s results while presenting strong seniority-based elements. With regard to retirement and termination allowances accrued through that day, the retirement allowance will be paid to eligible executives upon their retirement. The aggregate amount of remuneration related to retirement and termination paid by the Company during FY2010 to all Directors and Statutory Auditors totaled ¥62 million.
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
C. Board practices
     Makita regards the management checking function as an important means of providing for transparent management, strengthening the functions of the Board of Directors and the Board of Corporate Auditors and improving corporate governance.
Makita also strives to provide for effective corporate governance and fair and transparent management by disclosing information proactively and timely via various channels including an Internet website dedicated to disclosure of financial information.
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
     The Board of Directors assumes final responsibility for the business operations of the Company. The Board has responsibility over material matters related the business management of the Company, in addition to basic business management policies and matters assigned to it by law.
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
     Makita has appointed executive officers in order to ensure quick implementation of group strategies and strengthen the operational organization.
As Makita expands its business globally, this system will allow Makita to improve its corporate value by implementing flexible and efficient business operations in rapidly changing business environments.
Since the general meeting of shareholders on June 25, 2010, the Board of Directors of the Company has been comprised of eleven directors, including one independent outside director. At a June 25, 2010 meeting of the Board of Directors, 15 executive officers were appointed, ten of whom concurrently serve as directors.
Pursuant to the Articles of Incorporation of the Company, the number of Directors must be 15 or less.
     The Company has established a Board of Corporate Auditors. The Board of Corporate Auditors is comprised of four corporate auditors, including three independent outside corporate auditors who are not and have not been employed by the Company. Two of these outside corporate auditors are part-time.
The two full-time corporate auditors audit directors’ execution of duties on a continual basis. Of the four corporate auditors, two have considerable knowledge and expertise in financial and accounting matters.
     The Board of Corporate Auditors provides audit and status reports, as necessary, to the independent accounting firm responsible for auditing the Company.
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
     The Board of Statutory Auditors has a statutory duty to, based upon the reports prepared by respective Statutory Auditors, prepare its audit report and Statutory Auditors designated by the Board of Statutory Auditors to submit such report (if such Statutory Auditors are not designated, all Statutory Auditors) to the Accounting Auditors and Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements and the business report). A Statutory Auditor may note his or her opinion in the audit report of the Board of Statutory Auditors if his or her opinion expressed in his or her audit report is different from the opinion expressed in the audit report of the Board of Statutory Auditors. The Board of Statutory Auditors shall elect one or more full-time Statutory Auditors from among its members.

     The Board of Statutory Auditors is empowered to establish audit principles, the method of examination by Statutory Auditors of the Company’s affairs and financial position, and other matters concerning the performance of the Statutory Auditors’ duties. For names of the Statutory Auditors that constitute the current Board of Statutory Auditors, see Item 6. A.
     Consolidated financial statements created by the Company are audited by KPMG AZSA LLC, a KPMG member firm.
No relationship or transaction that is required to be noted under the Certified Public Accountants Act exists between the Company and the accounting firm or any of its partners.
     The Company consults with legal counsel regarding matters requiring judgment from a legal perspective in order to ensure compliance with applicable laws.
     There are no contractual arrangements providing for benefits to Directors upon termination of service. Also see “B. Memorandum and articles of association – Directors” in Item 10.
D. Employees
The following table sets forth information about the number of Makita’s employees excluding temporary employees:

Employees by Geographic Areas	As of March 31,
	2008	2009	2010
Japan	3,206	3,171	3,146
Europe	2,323	2,381	2,347
North America	995	912	848
Asia	3,278	3,203	3,230
Other regions	634	745	757

Total	10,436	10,412	10,328

     As of March 31, 2010, Makita had 10,328 regular full-time employees and 3,223 temporary employees who were not entitled to retirement or certain other fringe benefits which regular full-time employees receive.
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
     As of March 31, 2010, there are 2,672 members of the labor union and Makita considers its relationship with the labor union to be good.
E. Share ownership
     The total number of shares of the Company’s common stock owned by the Directors and Statutory Auditors as a group as of March 31, 2010 is as follows:

Identity of person or group	Number of shares owned	Percentage of outstanding shares
Directors and Statutory Auditors	2,094,593	1.52%

The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of March 31, 2010.

Name	Position as of March 31, 2010	Number of shares
Masahiko Goto	CEO & President, Representative Director	1,990,537
Yasuhiko Kanzaki	Director and Managing Corporate Officer	23,104
Tadayoshi Torii	Director and Managing Corporate Officer	16,477
Shiro Hori	Director and Managing Corporate Officer	13,263
Tomoyasu Kato	Director and Corporate Officer	14,777
Tadashi Asanuma	Director and Corporate Officer	7,179
Hisayoshi Niwa	Director and Corporate Officer	8,380
Shinichiro Tomita	Director and Corporate Officer	4,406
Tetsuhisa Kaneko	Director and Corporate Officer	7,005
Yoji Aoki	CFO & Director and Corporate Officer	3,314
Motohiko Yokoyama	Outside Director	0
Toshihito Yamazoe	Standing Statutory Auditor	5,317
Haruhito Hisatsune	Standing Statutory Auditor	0
Masafumi Nakamura	Outside Statutory Auditor	0
Michiyuki Kondo	Outside Statutory Auditor	834
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
     Except for Masahiko Goto, who holds 1.44% of total number of shares of outstanding common stock with voting rights, excluding treasury stock, as of March 31, 2010, none of the Company’s Directors and Statutory Auditors own more than one percent of the Company’s common stock. The information on beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Act of Japan.
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
     Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of the Company’s common stock as of March 31, 2010, indicated in the reports described below.

Name of beneficial owner	Number of shares	Percentage
Master Trust Bank of Japan, Ltd. (Trust account)	8,193,100	5.85%
     Based on information made publicly available on or after April 1, 2007, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock.

		Shares owned		Number	Shares
	Date of	prior to		of shares	owned after
Name of shareholder	transaction	transaction	%	changed	transaction	%
Mitsubishi UFJ Financial Group	April 14, 2008	8,544,423	5.93	1,478,577	10,023,000	6.97
Mitsubishi UFJ Financial Group	June 30, 2008	10,023,000	6.97	1,462,523	11,485,523	7.98
Mitsubishi UFJ Financial Group	October 27, 2008	11,485,523	7.98	(1,446,434)	10,039,089	6.97
Nomura Asset Management	March 13, 2009	7,528,400	5.23	(1,677,600)	5,850,800	4.18
Nomura Asset Management	October 15, 2009	7,218,000	5.16	(1,652,200)	5,565,800	3.98
     As of March 31, 2010, the Company had 137,760,402 outstanding shares of common stock, excluding 2,248,358 shares of Treasury Stock. According to the Bank of New York Mellon, depositary for the Company’s ADSs, as of March 31, 2010, 3,896,087 shares of the Company’s common stock were held in the form of ADRs and there were 85 ADR holders of record in the United States. According to the Company’s register of shareholders and register of beneficial owners as of March 31, 2010, there were 15,272 holders of common stock of record worldwide and the number of record holders in the United States was 130.
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
     During FY2008, Makita acquired all outstanding shares of Fuji Robin Industries, Ltd. in exchange for approximately ¥2,673 million in cash and 81,456 Makita shares with a fair value of ¥397 million.
     The Company recorded advertisement expenses of ¥2 million in FY2009 and ¥2 million in FY2010, respectively, paid to Maruwa Co., Ltd., a Japanese corporation in which the Company’s President, Masahiko Goto, and his relatives hold a majority of the voting rights.
The Company recorded purchases of materials and production facilities amounting to ¥109 million in FY2009 and ¥28 million in FY2010 as a result of business transactions with Toa Co., Ltd., a Japanese corporation in which the Company’s President, Masahiko Goto, and his relatives hold a majority of the voting rights. In addition, in connection with such transactions, the Company recorded trade accounts payable of ¥5 million and ¥2 million, as of March 31, 2009 and March 31, 2010, respectively.
Makita recorded purchases of materials and machinery and facilities amounting to ¥614 million in FY2009 and ¥311 million in FY2010 as a result of business transactions with JTEKT Group, a corporation in which Motohiko Yokoyama, an Outside Director of the Company, serves as the Vice Chairman and Representative Director. In connection with such transactions, Makita recorded trade accounts payable of ¥27 million and ¥24 million as of March 31, 2009 and March 31, 2010, respectively.

C. Interests of experts and counsel
     Not applicable
Item 8. Financial Information
A. Consolidated statements and other financial information
1-3. Consolidated Financial Statements
     Makita’s audited consolidated financial statements are included under “Item 18—Financial Statements.” Except for Makita’s consolidated financial statements included under Item 18, no other information included in this annual report has been audited by Makita’s Independent Registered Public Accounting Firm.
4. Not applicable
5. Not applicable
6. Export Sales
7. Legal or arbitration proceedings
     In 2009, Milwaukee Electric Tool Corporation (“Milwaukee”) and Metco Battery Technologies, LLC (“Metco”) filed a lawsuit against the Company and its subsidiaries, Makita U.S.A., Inc. and Makita Corporation of America (“the Company and its subsidiaries”) alleging infringement of certain patents registered under Milwaukee’s and Metco’s names by one of the Makita Group’s products. The Company and its subsidiaries filed a legal action for a declaratory judgment against Milwaukee and Metco arguing that certain of Milwaukee’s and Metco’s patents are invalid and that otherwise the Makita Group’s product does not infringe Milwaukee’s or Metco’s patents. Milwaukee, Metco and the Company and its subsidiaries agreed to settle the lawsuit in September 2009 and the parties dropped each suit in October 2009.
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
     According to this basic policy, the Company paid interim cash dividends in FY2010 of ¥15 per share and ADS. The Company has declared a year-end cash dividend of ¥37 per share and ADS, which was approved by the shareholders’ meeting held on June 25, 2010.

     The following table sets forth cash dividends per share of common stock declared in Japanese yen and as translated into U.S. dollars.

	Yen		U.S. Dollars
Fiscal year ended March 31,	Interim	Year-end	Interim	Year-end
2006	19	38	0.16	0.32
2007	19	55	0.16	0.47
2008	30	67	0.30	0.67
2009	30	50	0.31	0.53
2010	15	37	0.17	0.41
Note:	Cash dividends in U.S. dollars are based on the exchange rates at the respective payment date (except for the FY2010 year-end dividend, which is based on the exchange rate on June 25, 2010), using the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.
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

	Tokyo Stock Exchange price per		NASDAQ price per
	share of Common stock		American Depositary Share
	Yen		U.S. Dollars
Fiscal year ended March 31,	High	Low	High	Low
2006	3,820	1,755	34.19	16.15
2007	4,630	2,995	39.00	26.03
2008	5,920	2,885	50.60	27.28
2009	4,780	1,160	45.76	12.72
2010	3,400	1,912	39.65	21.01

Quarterly
Fiscal year 2009
1st quarter ended June 30, 2008	4,780	3,000	45.76	29.94
2nd quarter ended September 30, 2008	4,380	1,965	39.30	19.07
3rd quarter ended December 31, 2008	2,215	1,160	22.64	12.72
4th quarter ended March 31, 2009	2,490	1,580	25.09	17.80
Fiscal year 2010
1st quarter ended June 30, 2009	2,535	2,080	25.58	21.68
2nd quarter ended September 30, 2009	3,060	1,912	33.87	21.01
3rd quarter ended December 31, 2009	3,400	2,700	39.65	30.51
4th quarter ended March 31, 2010	3,395	2,771	36.60	31.44

Monthly
January 2010	3,395	2,953	36.60	32.78
February 2010	3,130	2,771	34.53	31.44
March 2010	3,190	2,800	34.22	31.67
April 2010	3,265	2,810	34.69	30.55
May 2010	2,882	2,375	32.74	25.55
June 2010	2,727	2,380	29.75	26.66
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
     Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders must have accounts at account management institutions to hold their shares unless such shareholder has an account at Japan Securities Depository Center, Inc. (“JASDEC”). “Account management institutions” are financial instruments business operators (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-entry Transfer Act. Transfer of the shares of Common Stock of the Company is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.
     Under the Companies Act and the Book-entry Transfer Act, in order for a shareholder to assert against the Company any right to which such shareholder is entitled as of a given record date (such as the rights to vote at a general meeting of shareholders or receive dividends), such shareholder must have its name and address registered in the Company’s register of shareholders. Under the central book-entry transfer system operated by JASDEC, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act or the Company’s Share Handling Regulations, including their names and addresses.
     The Company’s register of shareholders is updated when JASDEC notifies the Company of information on shareholders who hold the shares of Common Stock as of record dates set forth in the Company’s Articles of Incorporation and record dates which the Company may at any time set in order to determine the shareholders who are entitled to certain rights pertaining to the shares of Common Stock.

     In order for a shareholder to assert any right to which such shareholders is entitled regardless of record date, such as minority shareholders’ rights, including the right to propose that a matter be considered at a general meeting of shareholders, but excluding the right to request the Company to purchase or sell shares of common stock constituting less than a full unit (see “Unit share system”), upon such shareholder’s request, JASDEC will issue to the Company a notice of certain information, including the name and address of such shareholder. Thereafter, such shareholder is required to present to the Company a receipt of the notice request in accordance with the Company’s Share Handling Regulations. Under the Book-entry Transfer Act, a shareholder must exercise its shareholder’s right within 4 weeks after the notice above.
     Non-resident shareholders are required to appoint a standing proxy in Japan or file notice of a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account management institution. Such notice will be forwarded to the Company through JASDEC.
Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees.
Notices from the Company to non-resident shareholders are delivered to such standing proxies or mailing addresses. The registered holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.
Authorized capital
     Under the current Articles of Incorporation of the Company, the Company may only issue shares of Common Stock. Article 6 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 496,000,000 shares.
As of March 31, 2010, 140,008,760 shares of Common Stock were in issue.
All shares of Common Stock of the Company have no par value. All issued shares are fully-paid and non-assessable, and are in registered form.
Dividends from Surplus
Dividends from Surplus – General
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
     In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the shares of Common Stock generally goes ex-dividend on the second business day prior to the record date.
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

     The aggregate book value of Surplus distributed by the Company may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:
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
     If the Company has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), the Company shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of shareholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.
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
Capital and reserves
     The Company may generally reduce its additional paid-in capital or legal reserve by resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, the Company may generally reduce its stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition, the Company may reduce its Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.
Stock splits
     The Company may at any time split shares of Common Stock in issue into a greater number of shares by resolution of the Board of Directors, and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued to allow such stock split pursuant to a resolution of the Board of Directors, so long as the Company’s only class of outstanding stock is the Common Stock, rather than relying on a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation.
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
General meeting of shareholders
     The ordinary general meeting of shareholders of the Company for each business year is normally held in June of each year in or near Anjo, Aichi, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least 2 weeks prior to the date set for the meeting.
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
The Company’s Articles of Incorporation currently do not include any such provisions.
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
     The Companies Act and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors is one-third of the total number of voting rights of all the shareholders.
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
     The Companies Act and the Company’s Articles of Incorporation provide that the quorum shall be one-third of the total voting rights of all the shareholders, and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”) in order to amend the Company’s Articles of Incorporation (except for such amendments that may be made without the approval of shareholders under the Companies Act, such as (i) an increase in the number of authorized shares by the same ratio as that of a stock split, (ii) a reduction in the number of shares per unit of shares and (iii) termination of the unit share system) and in certain other instances, including:
(1)	acquisition of its own shares from specific persons other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares or existing shares held by the Company as treasury stock at a “specially favorable” price (or any offering of stock acquisition rights, or bonds with stock acquisition rights on “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a Statutory Auditor;

(5)	the exemption of liability of a Director, Statutory Auditor or Accounting Auditor with certain exceptions;

(6)	a reduction of stated capital with certain exceptions in which a special shareholders’ resolution is not required;

(7)	a distribution of Surplus in kind other than dividends which meets certain requirements;

(8)	dissolution, merger, consolidation or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business with certain exceptions in which a shareholders’ resolution is not required;

(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required; or

(11)	share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required.
Issue of additional shares and pre-emptive rights
     Holders of shares of Common Stock have no pre-emptive rights under the Articles of Incorporation of the Company. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. In the case of an issuance or transfer of shares of Common Stock of the Company or stock acquisition rights by way of an allotment to a third party that would dilute the outstanding voting shares by 25% or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative opinion from a person independent of the Company’s management is required pursuant to the regulations of the Japanese stock exchanges on which shares of Common Stock of the Company are listed. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than 2 weeks’ prior public notice must be given.

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
     As prescribed in the Company’s Share Handling Regulations, such requests must be made through an account management institution and JASDEC pursuant to the rules set by JASDEC.
     Under the new book-entry transfer system described in “General”, Common Stock constituting less than a full unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than a full unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.
Sales by the Company of shares held by shareholders whose location is unknown
     The Company is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company continuously for 5 years or more.
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
While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding 100 million Japanese yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, or a financial instruments business operator registered under the Financial Instruments and Exchange Act of Japan.
     If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of the Company) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10 percent or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month immediately following the month in which such acquisition took place.
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

     In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of Common Stock or ADSs) to non-resident Holders other than any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2011, and (ii) 15 percent for dividends due and payable on or after January 1, 2012. As of the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland and 10 percent under the income tax treaties with Australia, France, the U.K. and the United States.)
     Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally reduced to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.
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
     A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. The Company does not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for non-resident Holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.
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
Taxation of Dividends
     Subject to the passive foreign investment company rules discussed below, under U.S. federal income tax law, the gross amount of any distribution made by Makita in respect of shares of Common Stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles.
The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when actually or constructively received by the U.S. Holder, in the case of shares of Common Stock, or by the depositary, in the case of ADSs.
     Dividends paid by Makita will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
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
     To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of Common Stock or ADSs exceeds Makita’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in those shares or ADSs, and thereafter as U.S. source capital gain. Distributions of additional shares of Common Stock that are made to U.S. Holders with respect to their shares of Common Stock or ADSs and that are part of a pro rata distribution to all the Company’s shareholders generally will not be subject to U.S. federal income tax.
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
Further, under some circumstances, a U.S. Holder that:
• has held shares of Common Stock or ADSs for less than a specified minimum period, or
• is obligated to make payments related to Makita’s dividends, will not be allowed a foreign tax credit for foreign taxes imposed on Makita’s dividends.
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
     Based on current estimates of its income and assets, Makita does not believe that it is, for U.S. federal income tax purposes, a PFIC and Makita intends to continue its operations in such a manner that it is highly unlikely that it would become a PFIC in the future.
     However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of Makita’s assets (including goodwill) and the portion of Makita’s income that is characterized as passive under the PFIC rules.

If Makita becomes a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its shares of Common Stock or ADSs, any gain realized on a sale or other taxable disposition of shares of Common Stock or ADSs and certain “excess distributions” (generally distributions in excess of 125 percent of the average distribution over a three-year period, or, if shorter, the holding period for the shares of Common Stock or ADSs) would be treated as realized ratably over the U.S. Holder’s holding period for the shares of Common Stock or ADSs; amounts allocated to prior years while we are a PFIC would be taxed at the highest tax rate in effect for each such year, and an additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Amounts allocated to the year of sale or distribution and to any year before we became a PFIC would be taxed as ordinary income in the year of sale or distribution. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if Makita is a PFIC either in the taxable year of the distribution or the preceding taxable year.
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
F. Dividends and paying agents
     Not applicable
G. Statement by experts
     Not applicable
H. Documents on display
     Makita files its annual report on Form 20-F and press releases or reports for shareholders or investors on Form 6-K with the SEC. You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100F Street, N.E., Room 1580, Washington, D.C. 20549 or by accessing the SEC’s home page (http://www.sec.gov).
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
The maturities and fair values of such marketable securities and investment securities at March 31, 2009 and 2010 were as follows:

	Yen in millions				U.S. Dollars in thousands
	2009		2010		2010
	Carrying	Fair	Carrying	Fair	Carrying	Fair value
	Amount	value	Amount	value	Amount
Due within one year	¥ 424	¥422	¥875	¥876	$9,409	$9,419
Due after one year to five years	1,947	1,946	2,343	2,338	25,194	25,140
Due after five years	1,844	1,794	1,359	1,304	14,612	14,022
Indefinite periods	25,347	25,347	29,607	29,607	318,355	318,355
Equity securities	11,198	11,198	14,621	14,621	157,215	157,215

Total of marketable and investment securities	¥40,760	¥40,707	¥48,805	¥48,746	$524,785	$524,151
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
The following table provides information about Makita’s derivative financial instruments related to foreign currency transactions as of March 31, 2009 and March 31, 2010. Figures are translated into Japanese yen at the rates prevailing at March 31, 2009 and March 31, 2010, together with the relevant weighted average contractual exchange rates at March 31, 2010.

     All of the foreign exchange contracts listed in the following table has contractual maturities in FY2009 and FY2010.

							U.S. Dollars
	Yen in millions, except average contractual rates						in thousands
	2009			2010			2010
			Average			Average
	Contract	Fair	contractual	Contract	Fair	contractual	Contract	Fair
	amounts	value	rates	amounts	value	rates	amounts	value
Foreign currency contracts
US$/Yen	¥ 9,324	¥ (368)	¥ 94.31	¥ 6,866	¥ (198)	¥ 90.39	$ 73,829	$ (2,130)
Euro/Yen	5,495	(397)	121.04	3,919	(67)	122.87	42,140	(720)
A$/Yen	294	(20)	62.61	301	(13)	81.25	3,237	(140)
GBP/Yen	105	(4)	135.39	175	(4)	137.55	1,882	(43)
SFR/Yen	332	(10)	83.02	1,034	(14)	86.16	11,117	(151)
Can$/Yen	155	(1)	77.66	-	-	-	-	-
Euro/GBP	1,888	4	-	-	-	-	-	-
US$/GBP	17	-	-	-	-	-	-	-
US$/euro	1,380	(44)	-	2,235	20	-	24,032	216
GBP/euro	5	-	-	14	-	-	151	-
US$/A$	136	(1)	-	-	-	-	-	-

Total	19,131	(841)		14,544	(276)	-	156,388	(2,968)
Foreign currency swaps
US$/Yen	3,462	(104)	96.16	-	-	-	-	-
Euro/Yen	2,073	(217)	118.48	-	-	-	-	-
SFR/Yen	-	-	-	-	-	-	-	-

Total	5,535	(321)		-	-	-	-	-
Options purchased to sell foreign currencies
US$/Yen	188	4	93.91	87	-	87.02	935	-
Options written to buy foreign currencies
US$/Yen	¥ 190	¥(11)	¥ 94.94	¥ 89	¥ (4)	¥ 89.02	$ 957	$ (43)
Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities
     Not applicable
B. Warrants and Rights
     Not applicable
C. Other Securities
     Not applicable

D. American Depositary Shares
D.3. Fees and Charges for Holders of American Depositary Receipts
     The Bank of New York Mellon, as depositary for the ADSs (the “ Depositary”) collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.
The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	▪ Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property
▪ Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	▪ Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration or transfer fees	▪ Registration of transfer of shares on Makita’s share register to the name of the depositary or its nominee or the custodian or its nominee at the time of deposit or withdraw of shares
Expenses of the depositary	▪ Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
▪ Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS	▪ As necessary

D.4. Fees and Other Payments Made by the Depositary to the Company
     From April 1, 2009 to March 31, 2010, no amounts were reimbursed by the Depositary to the Company.
     As part of its service to the Company, the Depositary has agreed to waive its basic fees and expenses for the administration of the ADR program. From April 1, 2009 to March 31, 2010, such fees and expenses waived by the Depositary totaled $132,391. Charges for any additional or special services that are not waived are paid for by the Company.
     The Depositary has agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividends checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None

Item 15. Controls and Procedures
A. Disclosure controls and procedures
     Makita performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the FY2010. Disclosure controls and procedures (as such term is defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended the “Exchange Act”) are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Makita files under the Exchange Act is accumulated and communicated to its management including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.
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
     Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Makita’s management evaluated the effectiveness of internal control over financial reporting as of March 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
     Based on its assessment, management concluded that, as of March 31, 2010, Makita’s internal control over financial reporting was effective based on the COSO criteria.
     KPMG AZSA&Co. (now known as KPMG AZSA LLC), an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Makita’s internal control over financial reporting as of March 31, 2010, as stated in this report included herein.

C. Attestation report of the registered public accounting firm
     Makita’s independent registered public accounting firm, KPMG AZSA LLC has issued an audit report on internal control over financial reporting, which is included herein.
D. Changes in internal control over financial reporting
     Not applicable

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
of Makita Corporation:
We have audited Makita Corporation’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Makita Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on Makita Corporation’s internal control over financial reporting based on our audit.
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
In our opinion, Makita Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Makita Corporation and subsidiaries as of March 31, 2009 and 2010, and the related consolidated statements of income, changes in equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2010, and our report dated July 7, 2010 expressed an unqualified opinion on those consolidated financial statements.
KPMG AZSA LLC
Tokyo, Japan
July 7, 2010

Item 16A. Audit Committee Financial Expert
     Makita’s Board of Directors has determined that Mr. Masafumi Nakamura is qualified as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Nakamura is independent, as that term is defined in the listing standards of NASDAQ applicable to the Company. The Company has designated Messrs. Haruhito Hisatsune, Masafumi Nakamura and Michiyuki Kondo, Statutory Auditors, as the “Independent Statutory Auditors” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefore to these Stock Exchange. Mr. Masafumi Nakamura, Statutory Auditor, is a certified public accountant and has a substantial amount of expertise in finance and accounting.
Item 16B. Code of Ethics
     On May 20, 2003, Makita adopted a code of ethics. On March 17, 2004, Makita amended the code of ethics to: (i) ensure the protection of individuals who report questionable behavior to Makita’s board of statutory auditors and (ii) clarify that waivers to its code of ethics for employees must be requested in writing to the board of statutory auditors and for executive officers, directors and statutory auditors can only be granted by the board of directors, only if truly necessary and warranted, and must be promptly disclosed to shareholders. Makita’s code of ethics is publicly available on Makita’s web site at www.makita.biz/company/governance01.html. If Makita makes any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of this code to the directors and executive officers, including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, Makita will disclose the nature of such amendment or waiver on the Company’s website.
Item 16C. Principal Accountant Fees and Services
     KPMG AZSA & Co. (now known as KPMG AZSA LLC) has served as Makita’s independent public accountant for each of the financial years in the three-year period ended March 31, 2010, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA & Co. (now known as KPMG AZSA LLC) and the various member firms of KPMG International, a Swiss Cooperative, to Makita in FY2009 and FY2010:

	Fiscal year/Yen in millions
	FY2009	FY2010
Audit Fees (1)	¥743	¥ 646 (5)
Audit-related Fees (2)	3	4
Tax Fees (3)	139	149
All Other Fees(4)	-	-

Total	¥885	¥799

Note:
(1)	Audit Fees consist of fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for the audit of Makita’s annual or interim financial statements and services that are normally provided by the Independent Registered Public Accounting Firm in connection with statutory and regulatory filings or engagement.

(2)	Audit-related Fees consist of fees billed for assurance and related services by the Independent Registered Public Accounting Firm that are reasonably related to employee benefit plan audits, and consultation concerning financial accounting and reporting standards.

(3)	Tax Fees include fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for tax compliance and transfer pricing documentation.
(4)	All Other Fees comprise fees for all other services not included in any of other categories noted above.

(5)	Audit Fees in FY2010 are subject to change.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm
     The Board of Statutory Auditors of Makita Corporation, consisting of four members, including three outside corporate auditors, is responsible for the oversight of its Independent Registered Public Accounting Firm’s work. The Board of Statutory Auditors has established “Audit and Non-Audit Services Pre-approval Policies and Procedures,” effective as of August 7, 2003. The policies and procedures stipulate three means by which audit and non-audit services may be preapproved, depending on the content of and the fee for the services.
     Under the United States Sarbanes-Oxley Act of 2002 (the “Act”), the Board of Statutory Auditors is required to preapprove all audit and non-audit services to be provided by the Independent Registered Public Accounting Firm to the Company in order to assure that they do not impair their independence from the Company. To implement these provisions of the Act, the US Securities and Exchange Commission has issued rules specifying the types of services that an Independent Registered Public Accounting Firm may not provide to its audit client, as well as the Board of Statutory Auditors’ administration of the engagement of the Independent Registered Public Accounting Firm.
     Accordingly, the Board of Statutory Auditors has adopted this “Audit and Non-Audit Services Pre-approval Policies and Procedures”, which sets forth the policies, procedures and the conditions for which such services proposed to be performed by the Independent Registered Public Accounting Firm may be pre-approved. Under this policy, the Board of Statutory Auditors authorizes general pre-approval of all such services, including Audit Services, Audit-related Services, Tax Services and All other Services. Under General Pre-approval protocol, the pre-approved services do not require specific pre-approval from the Board of Statutory Auditors or its delegated member on a case-by-case basis.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     The following table sets out all repurchases of common stock of the Company by the Company during FY2010. The Company did not resolve any repurchase mid to long term or continuous plan or program by the board of directors or Annual General Meeting of Shareholders. Therefore, there is no publicly announced mid to long term plan or program regarding repurchase of its own stock.

     When the board of directors decides, in light of the stock price and dividend rate, it is the appropriate time to repurchase its own stock and retire treasury stock, the Company executes the repurchase and retirement of treasury stock. Another reason for repurchases of common stock in response to the purchase requests of holders of shares of common stock constituting less than one full unit in accordance with the provisions of the Share Handling Regulations of the Company.
     In FY2010, no shares were repurchased and retired by resolution of the Board. The following table sets forth the number of shares to be purchased by the Company for fractions of trading units of Common Stock in the market.

	Total number of shares	Average price paid
Period	purchased (Shares)	per share (Yen)
April 2009	334	2,301
May 2009	546	2,258
June 2009	419	2,308
July 2009	552	2,224
August 2009	164	2,522
September 2009	207	2,787
October 2009	312	2,962
November 2009	27	3,050
December 2009	104	3,220
January 2010	227	3,229
February 2010	384	3,006
March 2010	437	2,947

Total number of shares purchased and average price paid per share	3,713	2,613
Item 16G. Corporate Governance
1.	Independent Directors: The Market Rule 4350(c)(1) by the National Association of Securities Dealers Automated Quotations (the “NASDAQ”) requires a majority of the Company’s board of directors to be comprised of independent directors, and 4350(c)(2) requires periodical executive sessions held by these independent directors. Unlike the NASDAQ rules on corporate governance (the “NASDAQ Rules”), the Companies Act of Japan and related legislation (collectively, the “Japanese Company Law”) sets forth the legal concept of “Outside” directors. Under the Japanese Company Law, an “outside” director is defined as a director (i) who is not a director of the company or any of its subsidiaries engaged in the business operations of the company or such subsidiary, as the case may be, or an executive officer or a company manager or other employee of the company or any of its subsidiaries, and (ii) who has never been a director of the company or any of its subsidiaries engaged in the business operations of the company or such subsidiary, as the case may be, or an executive officer or a company manager or other employee of the company or any of its subsidiaries. Under Japanese law, a director’s status as an “outside” director is unaffected by the director’s compensation, his or her affiliation with business partners, or the board’s affirmative determination of independence.

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

In addition, pursuant to recent amendments to the regulations of the Japanese stock exchanges on which shares of Common Stock of the Company are listed, the Company is required to have at least one independent director and one independent statutory auditor, defined respectively as an outside director unlikely to have a conflict of interest with shareholders of the Company and an outside statutory auditor unlikely to have a conflict of interest with shareholders of the Company.
Each of the outside directors of the Company satisfies the requirements of an independent director and each of the outside statutory auditors of the Company satisfies the requirements of an independent statutory auditor under these regulations.
2.	Compensation of Officers: NASDAQ Rule 4350(c)(3) requires that compensation of the chief executive officer or all other executive officers of the company must be determined, or recommended to the board for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors.

Under the Japanese Company Law, in the case of a company which has elected to structure its corporate governance system as a company with board of statutory auditors like the Company, there is no statutory position exactly the same as the chief executive officer or other executive officers. Under the Japanese Company Law, the most similar executive position of the chief executive officer is a representative director, who is authorized to represent the company by virtue of law. Under the Japanese Company Law and the Company’s Articles of Incorporation, the aggregate compensation of directors including representative directors must be approved by the Company’s shareholders at a general meeting of shareholders. If an executive officer concurrently assumes office as director, compensation of such executive officer is subject to the shareholders’ approval as mentioned above.

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

However, under the Japanese Company Law, a company which has elected to structure its corporate governance system as a company with board of statutory auditors like the Company, there are no such requirements or any other similar requirements in the nomination of directors. Consistent with the Japanese Company Law and generally accepted business practices in Japan, directors are elected by shareholders at a general meeting of shareholders upon nomination by the then board of directors.

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

In addition, at least one member of an audit committee needs to have a professional background in finance or accounting. In compliance with the Japanese Company Law, the Company has elected to structure its corporate governance system as a company with board of statutory auditors. The statutory auditors constitute the Company’s board of statutory auditors which has a formal written charter. Accordingly, the Company is not required to have and does not have an “audit committee.” The Company is relying on paragraph (c)(3) of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of statutory auditors, subject to certain requirements which continue to be applicable under Rule 10A-3. Generally for purposes of complying with NASDAQ Rules, the Company has interpreted the term “audit committee” appearing within NASDAQ Rules to mean the Company’s board of statutory auditors, as appropriate.

Under the Japanese Company Law, statutory auditors are not required to be certified public accountants. Statutory auditors have the statutory duty to examine the Company’s consolidated and non consolidated financial statements and the business reports which are made available by the board of directors for reporting or approval purposes at the general meetings of shareholders and, based on such examination, to report their opinions to shareholders. They also have the statutory duty to supervise the administration by the board members of the Company’s affairs. Statutory auditors are obligated to attend the meetings of the board of directors but are not entitled to vote.

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
The Japanese Company Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of directors and statutory auditors shall be one-third of the total number of voting rights of all the shareholders. The Japanese Company Law and the Company’s Articles of Incorporation also provide that in order to amend the Company’s Articles of Incorporation and in certain other significant transactions specified in the Japanese Company Law, the quorum shall be one-third of the total number of voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required.

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
Item 18. Financial Statements
     The following financial statements are filed as part of this annual report on Form 20-F.
Item 19. Exhibits
12.1	302 Certification of Chief Executive Officer, President and Representative Director

12.2	302 Certification of Chief Financial Officer, Director and General Manager of Administration Headquarters

13.1	906 Certification of Chief Executive Officer and Chief Financial Officer

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAKITA CORPORATION
By:	/s/ Masahiko Goto
Name:	Masahiko Goto
Title:	President, Representative Director and Chief Executive Officer

Date: July 7, 2010

Makita Corporation and Subsidiaries
(All schedules not listed above have been omitted because they are not applicable, or are not required, or the information has been otherwise supplied in the consolidated financial statements.)

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
of Makita Corporation:
We have audited the accompanying consolidated balance sheets of Makita Corporation (a Japanese corporation) and subsidiaries as of March 31, 2009 and 2010, and the related consolidated statements of income, changes in equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts and reserves for the years ended March 31, 2008, 2009 and 2010. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and subsidiaries as of March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
As discussed in Note 3(t) to the consolidated financial statements on April 1, 2009, the Company retrospectively adopted the presentation and disclosure requirements for noncontrolling interest in consolidated financial statements as codified in FASB ASC Subtopic 810-10, Consolidation-Overall.
The accompanying consolidated financial statements as of and for the year ended March 31, 2010 have been translated into United states dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 4 in the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Makita Corporation’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 7, 2010 expressed an unqualified opinion on the effectiveness of the Makita Corporation’s internal control over financial reporting.
KPMG AZSA LLC
Tokyo, Japan
July 7, 2010

MAKITA   CORPORATION   AND   SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2009 AND 2010

			U.S. Dollars
	Yen in millions		in thousands
ASSETS	2009	2010	2010
CURRENT ASSETS:
Cash and cash equivalents	¥ 34,215	¥ 62,290	$ 669,785
Time deposits	2,623	8,383	90,140
Short-term investments	29,470	33,639	361,710
Trade receivables- Notes	2,611	2,214	23,806
- Accounts	43,078	43,680	469,677
Less- Allowance for doubtful receivables	(1,129)	(1,010)	(10,860)
Inventories	111,002	88,811	954,957
Deferred income taxes	7,264	6,434	69,183
Prepaid expenses and other current assets	11,269	9,356	100,602

Total current assets	240,403	253,797	2,729,000

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land	18,173	19,050	204,839
Building and improvements	65,223	70,668	759,871
Machinery and equipment	74,458	74,652	802,709
Construction in progress	4,516	2,257	24,269

Sub total	162,370	166,627	1,791,688
Less- Accumulated depreciation	(89,674)	(93,427)	(1,004,591)

Total net property, plant and equipment	72,696	73,200	787,097

INVESTMENT AND OTHER ASSETS:
Investments	11,290	15,166	163,075
Goodwill	1,987	721	7,753
Other intangible assets, net	2,280	4,664	50,151
Deferred income taxes	5,050	1,611	17,323
Other assets	2,938	680	7,311

Total investments and Other assets	23,545	22,842	245,613

Total assets	¥ 336,644	¥ 349,839	$ 3,761,710

MAKITA   CORPORATION   AND   SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, CONTINUED

AS OF MARCH 31, 2009 AND 2010

			U.S. Dollars
	Yen in millions		in thousands
LIABILITIES	2009	2010	2010
CURRENT LIABILITIES:
Short-term borrowings	¥ 239	¥ 385	$4,140
Trade notes and accounts payable	14,820	18,359	197,409
Other payables	4,397	5,089	54,720
Accrued expenses	5,642	4,694	50,473
Accrued payroll	7,361	6,835	73,495
Income taxes payable	2,772	1,722	18,516
Deferred income taxes	50	40	430
Other liabilities	5,536	5,337	57,387

Total current liabilities	40,817	42,461	456,570

LONG-TERM LIABILITIES:
Long-term indebtedness	818	544	5,849
Accrued retirement and termination benefits	7,116	3,778	40,624
Deferred income taxes	548	677	7,280
Other liabilities	1,599	2,706	29,097

Total long-term liabilities	10,081	7,705	82,850

Total liabilities	50,898	50,166	539,420

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)	-	-	-
EQUITY
MAKITA CORPORATION SHAREHOLDERS’ EQUITY:
Common stock, authorized - 496,000,000 shares
Issued and outstanding- 140,008,760 and 137,764,005 shares, respectively in 2009
Issued and outstanding- 140,008,760 and 137,760,402 shares, respectively in 2010	23,805	23,805	255,968
Additional paid-in capital	45,420	45,420	488,387
Legal reserve	5,669	5,669	60,957
Retained earnings	257,487	270,790	2,911,720
Accumulated other comprehensive loss	(42,461)	(42,032)	(451,957)
Treasury stock, at cost – 2,244,755 shares in 2009
– 2,248,358 shares in 2010	(6,435)	(6,445)	(69,301)

Total Makita Corporation shareholders’ equity	283,485	297,207	3,195,774

NONCONTROLLING INTEREST	2,261	2,466	26,516

Total equity	285,746	299,673	3,222,290

Total liabilities and equity	¥ 336,644	¥ 349,839	$3,761,710

The accompanying notes are an integral part of these consolidated financial statements.

MAKITA   CORPORATION   AND   SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010

				U.S. Dollars
	Yen in millions			in thousands
	2008	2009	2010	2010
NET SALES	¥ 342,577	¥ 294,034	¥ 245,823	$ 2,643,258
Cost of sales	199,220	170,894	149,938	1,612,236

GROSS PROFIT	143,357	123,140	95,885	1,031,022
Selling, general and administrative expenses	76,326	73,065	65,495	704,248

OPERATING INCOME	67,031	50,075	30,390	326,774

OTHER INCOME (EXPENSES):
Interest and divided income	2,092	1,562	881	9,473
Interest expense	(269)	(236)	(71)	(763)
Exchange gains (losses) on foreign currency transactions, net	(1,233)	(3,408)	2,044	21,979
Realized gains (losses) on securities, net	(1,384)	(3,548)	274	2,946
Other, net	-	(2)	-	-

Total	(794)	(5,632)	3,128	33,635

INCOME BEFORE INCOME TAXES	66,237	44,443	33,518	360,409

Provision for income taxes: Current	19,148	11,277	8,760	94,194
: Deferred	580	(546)	2,192	23,570

Total	19,728	10,731	10,952	117,764

NET INCOME	46,509	33,712	22,566	242,645
Less: Net income attributable to the noncontrolling interest	(466)	(426)	(308)	(3,312)

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	¥ 46,043	¥33,286	¥22,258	$239,333

	Yen			U.S. Dollars
	2008	2009	2010	2010
PER SHARE OF COMMON STOCK AND ADS:
Earning per share: Basic	¥ 320.3	¥ 236.9	¥ 161.6	$ 1.74
Cash dividends per share paid for the year	85.0	97.0	65.0	0.70
The accompanying notes are an integral part of these consolidated financial statements.

MAKITA   CORPORATION   AND   SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED MATCH 31, 2008, 2009 AND 2010

	Makita Corporation shareholders’ equity								Comprehensive income (Loss)
										Net income
					Accumulated				Net income	attributable to
		Additional			other		Non-		attributable	the
	Common	paid-in	Legal	Retained	comprehensive	Treasury	controlling		to Makita	non-controlling
	stock	capital	reserve	earnings	income (loss)	stock	interest	Total	Corporation	interest	Total
	Yen (millions)

Balance as of April 1, 2007	23,805	45,437	5,669	215,365	12,697	(298)	2,135	304,810
Purchases of treasury stock						(51)		(51)
Disposal of treasury stock		316				86		402
Cash dividends				(12,217)			(698)	(12,915)
Capital transactions and other							588	588
Comprehensive income (loss)
Net income				46,043			466	46,509	46,043	466	46,509
Foreign currency translation adjustment					(10,274)		25	(10,249)	(10,274)	25	(10,249)
Unrealized holding losses on available-for- sale securities					(6,395)			(6,395)	(6,395)		(6,395)
Pension liability adjustment					(3,685)			(3,685)	(3,685)		(3,685)

Total comprehensive income									25,689	491	26,180

Balance as of March 31, 2008	23,805	45,753	5,669	249,191	(7,657)	(263)	2,516	319,014
Purchases of treasury stock						(17,655)		(17,655)
Retirement of treasury stock		(329)		(11,135)		11,464		0
Disposal of treasury stock		(4)				19		15
Cash dividends				(13,855)			(235)	(14,090)
Comprehensive income (loss)
Net income				33,286			426	33,712	33,286	426	33,712
Foreign currency translation adjustment					(28,051)		(446)	(28,497)	(28,051)	(446)	(28,497)
Unrealized holding losses on available-for- sale securities					(3,065)			(3,065)	(3,065)		(3,065)
Pension liability adjustment					(3,688)			(3,688)	(3,688)		(3,688)

Total comprehensive loss									(1,518)	(20)	(1,538)

Balance as of March 31, 2009	23,805	45,420	5,669	257,487	(42,461)	(6,435)	2,261	285,746
Purchases of treasury stock						(10)		(10)
Cash dividends				(8,955)			(197)	(9,152)
Capital transactions and other							181	181
Comprehensive income (loss)
Net income				22,258			308	22,566	22,258	308	22,566
Foreign currency translation adjustment					(2,931)		(87)	(3,018)	(2,931)	(87)	(3,018)
Unrealized holding gains on available-for- sale securities					2,430			2,430	2,430		2,430
Pension liability adjustment					930			930	930		930

Total Comprehensive income									22,687	221	22,908

Balance as of March 31, 2010	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673

Balance as of March 31, 2010 – US$ in thousands	255,968	488,387	60,957	2,911,720	(451,957)	(69,301)	26,516	3,222,290	243,946	2,377	246,323

The accompanying notes are an integral part of these consolidated financial statements.

MAKITA   CORPORATION   AND   SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MATCH 31, 2008, 2009 AND 2010

				U.S. Dollars
	Yen in millions			in thousands
	2008	2009	2010	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥46,509	¥33,712	¥22,566	$242,645
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	8,871	8,887	8,308	89,333
Deferred income tax expense (benefit)	580	(546)	2,192	23,570
Realized losses (gains) on securities, net	1,384	3,548	(274)	(2,946)
Losses on disposal or sales of property, plant and equipment, net	128	430	284	3,054
Impairment of goodwill and long-lived assets	-	-	1,605	17,258
Changes in assets and liabilities-
Trade receivables	(6,463)	9,555	(29)	(312)
Inventories	(22,499)	(17,314)	20,738	222,989
Trade notes and accounts payable and accrued expense	6,896	(10,005)	3,013	32,398
Income taxes payable	(3,357)	(4,589)	1,480	15,914
Accrued retirement and termination benefits	(2,053)	(2,297)	(1,615)	(17,366)
Other, net	(721)	797	(1,142)	(12,279)

Net cash provided by operating activities	29,275	22,178	57,126	614,258

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(15,036)	(17,046)	(10,837)	(116,527)
Purchases of available-for-sale securities	(19,944)	(375)	(4,996)	(53,720)
Purchases of held-to-maturity securities	(996)	-	(1,522)	(16,366)
Proceeds from sales of available-for-sale securities	4,382	15,310	1,967	21,151
Proceeds from maturities of available-for-sale securities	21,030	2,500	500	5,376
Proceeds from maturities of held-to-maturity securities	1,300	600	350	3,763
Proceeds from sales of property, plant and equipment	1,812	135	299	3,215
Decrease (increase) in time deposits	4,231	(560)	(3,375)	(36,290)
Cash paid for acquisition of business, net of cash acquired	(2,034)	-	-	-
Other, net	747	(332)	(54)	(580)

Net cash provided by (used in) investing activities	(4,508)	232	(17,668)	(189,978)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings	(1,279)	(1,345)	(7)	(75)
Purchase of treasury stock, net	(47)	(17,640)	(10)	(108)
Cash dividends paid	(12,217)	(13,855)	(8,955)	(96,290)
Other, net	(272)	(339)	(142)	(1,527)

Net cash used in financing activities	(13,815)	(33,179)	(9,114)	(98,000)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,774)	(1,322)	(2,269)	(24,398)
NET CHANGE IN CASH AND CASH EQUIVALENTS	9,178	(12,091)	28,075	301,882
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	37,128	46,306	34,215	367,903

CASH AND CASH EQUIVALENTS, END OF YEAR /	46,306	34,215	62,290	669,785

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	269	232	58	624
Cash paid during the year for income taxes	22,505	15,866	7,280	78,280
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Delivery of treasury stock in connection with the share exchange	¥397	¥-	¥-	$-
The accompanying notes are an integral part of these consolidated financial statements.

MAKITA   CORPORATION   AND   SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. DESCRIPTION OF BUSINESS
   Makita Corporation (the “Company”) and its subsidiaries’ main products include drills, rotary hammers, demolition hammers, grinders and cordless impact drivers. The Company and its subsidiaries (collectively “Makita”) also manufacture and sell pneumatic tools and garden tools.
   Domestic sales in Japan are made by the Company and domestic subsidiaries, while overseas sales are made almost entirely through sales subsidiaries and distributors under the Makita or Maktec brand name.
82.6% of consolidated net sales for the year ended March 31, 2010 were generated from customers outside Japan, with 44.4% from Europe, 14.0% from North America and 7.5% from Asia and 16.7% from other areas.
   Makita’s manufacturing and assembly operations are conducted primarily at two plants in Japan and seven plants overseas, located in the United States, Germany, the United Kingdom, Brazil, China (two plants) and Romania.
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
3. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
(a) Principles of Consolidation
   The accompanying consolidated financial statements include the accounts of the Company, all of its majority owned subsidiaries and those variable interest entities where Makita is the primary beneficiary. All significant inter-company balances and transactions have been eliminated in consolidation. Makita did not have any consolidated variable interest entities for any of the periods presented herein.
(b) Foreign Currency Translation and Transactions
   Overseas subsidiaries’ assets and liabilities denominated in their local foreign currencies are translated at the exchange rate in effect at each fiscal year-end and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The local currencies of the overseas subsidiaries are regarded as their functional currencies. The resulting currency translation adjustments are included in accumulated other comprehensive income (loss). Gains and losses resulting from all foreign currency transactions, including foreign exchange contracts, and re-measurement of receivables and payables denominated in foreign currencies are included in other income (expenses).
(c) Cash and Cash Equivalents
   Cash and cash equivalents consist of cash on hand and time deposits with original maturities of three months or less.
(d) Short-term investments and Investments
   Makita classifies investments in debt and marketable equity securities as available-for-sale or held-to-maturity securities. Makita does not hold any marketable or investment securities that are bought and held primarily for the purpose of sale in the near term.

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
   Makita classifies marketable securities, which are available for current operations, in current assets. Other investments are classified as investments as a part of non-current investments and other assets in the consolidated balance sheets.
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
(f) Inventories
   Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method. Makita estimates the obsolescence of inventory based on the difference between the cost of inventory and its estimated market value reflecting certain assumptions about anticipated future demand. The carrying amount of inventory is then reduced to account for such obsolescence. Once inventory items are written-down or written-off, such items are not written-up subsequently. All existing and anticipated modifications to product models are evaluated against on-hand inventories, and are adjusted for potential obsolescence.
(g) Property, Plant and Equipment and Depreciation
   Property, plant and equipment is stated at cost. For the Company, depreciation is computed principally by using the declining-balance method over the estimated useful lives.
Most of the subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 10 years to 60 years for buildings and improvements and from 3 years to 20 years for machinery and equipment. The cost and accumulated depreciation and amortization applicable to assets retired are removed from the accounts and any resulting gain or loss is recognized. Betterments, renewals and repairs that extend the life of the assets are capitalized. Other maintenance and repair costs are expensed as incurred.

   Depreciation expense for the years ended March 31, 2008, 2009 and 2010 amounted to ¥ 8,519 million, ¥ 8,444 million and ¥ 7,756 million ($83,398 thousand), respectively, which included amortization of capitalized lease equipment.
   Certain leased buildings, improvements, machinery and equipment are accounted for as capital leases. The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2009 and 2010, was as follows:

			U.S. Dollars
	Yen in millions		in thousands
	2009	2010	2010
Aggregate cost	¥ 723	¥602	$ 6,473
Accumulated amortization	279	271	2,914
(h) Goodwill
   Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairments exists for the reporting unit and the management must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in the same manner to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. Makita determines the fair value of its reporting units using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.
   Makita performs its annual impairment review of goodwill at December 31, 2009, and when a triggering event occurs between annual impairment dates.
(i) Environmental Liabilities
   Liabilities for environmental remediation and other environmental costs, if any, are accrued when environmental assessments or remedial efforts are probable to be required and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values unless the amount and timing of such payments are determinable.
(j) Research and Development Costs and Advertising Costs
   Research and development costs, which are included in selling, general and administrative expenses in the consolidated statements of income, are expensed as incurred and totaled ¥ 5,922 million, ¥ 6,883 million and ¥ 6,782 million ($72,924 thousand for the years ended March 31, 2008, 2009 and 2010, respectively.
   Advertising costs are also expensed as incurred and totaled ¥ 6,860 million, ¥ 5,747 million and ¥ 4,203 million ($45,194 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively.
(k) Shipping and Handling Costs
   Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income. Shipping and handling costs were ¥ 9,882 million, ¥ 8,712 million and ¥ 6,540 million ($70,323 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively.
(l) Income Taxes
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
   Makita also adopted ASC 740-10 “Accounting for Uncertainty in Income Taxes” on April 1, 2007, which clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 requires that the tax effects of a position be recognized only when it is more likely than not to be sustained upon examination. Makita classifies penalties and interest related to unrecognized tax benefits, if any, in provision for income taxes.
   The initial adoption of ASC 740-10 on April 1, 2007 did not have a material impact on Makita’s consolidated financial statements.
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
   Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. Subsequent changes in the funded status are recognized as a component of accumulated comprehensive income (loss).
(o) Earning per Share
   Basic earnings per share is computed by dividing net income attributable to Makita shareholders by the weighted-average number of common shares outstanding during each year.
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
   Makita employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options and currency swap agreements to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Makita does not use derivatives for speculation or trading purpose. Changes in the fair value of derivatives are recorded each period in current earnings depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in earnings.
(r) Use of Estimates in the Preparation of Financial Statement
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
   Makita has identified the following areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are accounting for sales incentives, rebates and cooperative advertising, determination of an allowance for doubtful receivables, impairment of long-lived assets, realizability of deferred income tax assets, the determination of unrealized losses on securities for which the decline in market value is considered to be other than temporary, the actuarial assumptions on retirement and termination benefit plans and valuation of inventories.
(s) Revenue Recognition
   Makita recognizes revenue at the time of delivery or shipment when all of the following conditions are met. (1) The sales price is fixed or determinable, (2) Collectibility is reasonably assured, (3) The title and risk of loss pass to the customer, and (4) Payment terms are established consistent with Makita’s normal payment terms.
   Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertising and cash discounts, and are accounted for in accordance with ASC 605-50 “Accounting for Consideration by a Vendor to a Customer (including a Reseller of vendor’s product).”
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
(t) New Accounting Standards Adopted
   Effective April 1, 2009, Makita adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 141 Revised, Business Combinations, included in FASB Accounting Standards Codification (“ASC”) Topic 805. This ASC establishes principles and requirements of how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination. This ASC requires disclosures to enable evaluation of the nature and financial effects of the business combination. Makita did not have any business combinations during the fiscal year ended March 31, 2010.
   Effective April 1, 2009, Makita adopted the provisions FASB Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, included in ASC Topic 810. This ASC establishes new accounting and reporting standards for noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. This ASC establishes new accounting and reporting for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This ASC requires disclosure that clearly indentifies and distinguishes the interests of the parent and the interest of the noncontrolling owners. This ASC is effective for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for certain presentation and disclosure requirements, which must be applied retrospectively for all periods presented, and was adopted by Makita in the first quarter beginning April 1, 2009 . Upon adoption of this ASC, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Also, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts have been classified to conform with this ASC.
   In December 2008, the FASB issued ASC 715-20-65 “Employers’ Disclosures about Postretirement Benefit Plan Assets”. ASC 715-20-65 requires additional disclosures about plan assets including investment policies, fair value of each major category of plan assets, development of fair value measurements and concentrations of risk. ASC 715-20-65 is effective for fiscal years ending after December 15, 2009 and adopted by Makita in the year ending March 31, 2010. The adoption of ASC 715-20-65 does not have a material impact on its consolidated results of operations and financial condition. See Notes 10.
   On January 1, 2008, Makita adopted the provisions of FASB Statement No. 157, Fair Value Measurements, included in ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements fo financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. See Notes 16 and 18.
   On January 1, 2009, Makita adopted the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. See Notes 6 and 8.

4. TRANSLATION OF FINANCIAL STATEMENTS
   Solely for the convenience of readers, the accompanying consolidated financial statement amounts as of and for the year ended March 31, 2010, are also presented in U.S. dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥ 93 to US$1 at March 31, 2010. This translation should not be construed as a representation that the amounts shown could be or could have been converted into U.S. dollars at the rate indicated.
5. INVENTORIES
   Inventories as of March 31, 2009 and 2010 were as follows:

			U.S. Dollars
	Yen in millions		in thousands
	2009	2010	2010
Finished goods	¥95,837	¥75,084	$807,355
Work in process	2,408	2,400	25,806
Raw materials	12,757	11,327	121,796

Total	¥111,002	¥88,811	$954,957

6. IMPAIRMENT OF LONG-LIVED ASSETS
   Makita recognized an impairment loss of ¥ 354 million ($3,806 thousand) for the years ended March 31, 2010 on long-lived assets related to the gardening tools reporting unit of the Japan operating segment.
Management assessed that impairment was caused by the economic downturn in Japan backdropped by the global recession, and the resulted un-suitable operations of its gardening tool unit for the year while it tried to minimize its operation losses.
   The impairment losses was included in Selling, general and administrative expenses in the consolidated statements of income. The management estimated the fair value of the assets by the cost approach method and by the market approach method with the assistance of an independent third party appraiser. During the fourth quarter, management determined that certain planned initiatives related to a manufacturing facility would not produce the planned results. As a result, management revised its projections of future cash flows and recorded an impairment loss to write down the impacted assets to their estimated fair values.

7. SHORT-TERM INVESTMENTS AND INVESTMENTS
   Short-term investments and Investments consisted of available-for-sale securities and held-to-maturity securities.
   The cost, gross unrealized holding gains and losses, fair value and carrying amount for such securities by major security type as of March 31, 2009 and 2010, were as follows:
Gross Unrealized Holding

	Yen in millions
				Fair	Carrying
As of March 31, 2009	Cost	Gains	Losses	value	amount
Short-term investments:
Available-for-sale:
Corporate and bank debt securities	¥954	¥60	¥-	¥1,014	¥1,014
Investments in trusts	5,796	204	110	5,890	5,890
MMF and FFF	20,908	-	-	20,908	20,908
Marketable equity securities	998	343	33	1,308	1,308

Sub total	28,656	607	143	29,120	29,120
Held-to-maturity:
Japanese corporate debt securities	350	-	2	348	350

Total Short-term investments	29,006	607	145	29,468	29,470

Investments:
Available-for-sale:
Investments in trusts	1	-	-	1	1
Marketable equity securities	7,818	1,847	177	9,488	9,488

Sub total	7,819	1,847	177	9,489	9,489
Held-to-maturity:
Japanese corporate debt securities	1,399	1	52	1,348	1,399

Total Investments	¥9,218	¥1,848	¥229	¥10,837	¥10,888

   In addition to above investments, non-marketable equity securities (carried at cost) amounted to ¥ 402 million.

	Yen in millions
				Fair	Carrying
As of March 31, 2010	Cost	Gains	Losses	value	amount
Short-term investments:
Available-for-sale:
Corporate and bank debt securities	¥553	¥30	¥-	¥583	¥583
Investments in trusts	4,493	490	3	4,980	4,980
MMF and FFF	25,700	-	-	25,700	25,700
Marketable equity securities	951	625	-	1,576	1,576

Sub total	31,697	1,145	3	32,839	32,839
Held-to-maturity:
Japanese corporate debt securities	800	1	-	801	800

Total Short-term investments	32,497	1,146	3	33,640	33,639

Investments:
Available-for-sale:
Marketable equity securities	7,582	5,066	5	12,643	12,643
Held-to-maturity:
Japanese corporate debt securities	2,121	-	60	2,061	2,121

Total Investments	¥9,703	¥5,066	¥65	¥14,704	¥14,764

In addition to above investments, non-marketable equity securities (carried at cost) amounted to ¥ 402 million.

	U.S. Dollars in thousands
					Carrying
As of March 31, 2010	Cost	Gains	Losses	Fair value	amount
Short-term investments:
Available-for-sale:
Corporate and bank debt securities	$5,946	$323	$-	$6,269	$6,269
Investments in trusts	48,312	5,269	32	53,549	53,549
MMF and FFF	276,344	-	-	276,344	276,344
Marketable equity securities	10,226	6,720	-	16,946	16,946

Sub total	340,828	12,312	32	353,108	353,108
Held-to-maturity:
Japanese corporate debt securities	8,602	11	-	8,613	8,602

Total Short-term investments	349,430	12,323	32	361,721	361,710

Investments:
Available-for-sale:
Marketable equity securities	81,528	54,473	54	135,947	135,947
Held-to-maturity:
Japanese corporate debt securities	22,806	-	645	22,161	22,806

Total Investments	$104,334	$54,473	$699	$158,108	$158,753

   In addition to above investments, non-marketable equity securities (carried at cost) amounted to $4,322 thousand.

   Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by the fund managers of the trust banks. As of March 31, 2009 and 2010, each fund mainly consisted of marketable equity securities and interest-bearing bonds. Non-marketable equity securities are carried at cost and reviewed periodically for impairment.
   The fair value of the non-marketable equity securities is not readily determinable.
   The following table shows the gross unrealized holding losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2009 and 2010.
   The gross unrealized loss position of available-for-sale securities has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. Makita has not held unrealized losses for twelve months or more at March 31, 2009 and 2010 with respect to available-for-sale securities.
   The securities that are held to maturity each have a strong credit rating and Makita has both the intent and ability to hold such investments to maturity; therefore, Makita believes that it will not realize any losses on the held-to-maturity securities.

	Yen in millions
	Less than 12 months		12 months or more
As of March 31, 2009	Fair	Gross unrealized	Fair	Gross unrealized
	value	holding losses	value	holding losses
Short-term investments:
Available-for-sale:
Investment in trusts	¥1,739	¥110	¥-	¥-
Marketable equity securities	249	33	-	-

Sub total	1,988	143	-	-
Held-to-maturity:
Japanese corporate debt securities	-	-	148	2

Investments:
Available-for-sale:
Marketable equity securities	2,142	177	-	-
Held-to-maturity:
Japanese corporate debt securities	¥98	¥2	¥749	¥50

	Yen in millions
	Less than 12 months		12 months or more
As of March 31, 2010	Fair	Gross unrealized	Fair	Gross unrealized
	value	holding losses	value	holding losses
Short-term investments:
Available-for-sale:
Investment in trusts	¥234	¥3	¥-	¥-

Investments:
Available-for-sale:
Marketable equity securities	37	5	-	-
Held-to-maturity:
Japanese corporate debt securities	¥1,516	¥5	¥545	¥55

	U.S. Dollars in thousands
	Less than 12 months		12 months or more
As of March 31, 2010		Gross unrealized		Gross unrealized
	Fair value	holding losses	Fair value	holding losses
Short-term investments:
Available-for-sale:
Investment in trusts	$2,516	$32	$-	$-

Investments:
Available-for-sale:
Marketable equity securities	398	54	-	-
Held-to-maturity:
Japanese corporate debt securities	$16,301	$54	$5,860	$591
   Maturities of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2010, regardless of their balance sheet classification, were as follows:
Maturities of debt securities based on Cost as of March 31, 2010

	Yen in millions			U.S. Dollars in thousands
	Available	Held-to		Available	Held-to
	-for-sale	maturity	Total	-for-sale	maturity	Total
Due within one year	¥-	¥800	¥800	$-	$8,602	$8,602
Due after one to five year	98	1,521	1,619	1,054	16,355	17,409
Due after five to ten year	455	400	855	4,892	4,301	9,193
Due after ten year	-	200	200	-	2,150	2,150

Total	¥553	¥2,921	¥3,474	$5,946	$31,408	$37,354

Maturities of debt securities based on Fair value as of March 31, 2010

	Yen in millions			U.S. Dollars in thousands
	Available	Held-to		Available	Held-to
	-for-sale	maturity	Total	-for-sale	maturity	Total
Due within one year	¥-	¥801	¥801	$-	$8,613	$8,613
Due after one to five year	102	1,516	1,618	1,097	16,301	17,398
Due after five to ten year	481	366	847	5,172	3,935	9,107
Due after ten year	-	179	179	-	1,925	1,925

Total	¥583	¥2,862	¥3,445	$6,269	$30,774	$37,043

   Gross realized gains on sales of short-term investments and investments for the years ended March 31, 2008, 2009 and 2010 amounted to ¥ 365 million, ¥ 534 million and ¥ 502 million ($5,398 thousand), respectively.
   Gross realized losses, which included the gross realized losses considered as other than temporary, during the years ended March 31, 2008, 2009 and 2010 amounted to ¥ 1,749 million, ¥ 4,082 million and ¥ 228 million ($2,452 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on short-term investments and investments of which declines in market value are considered to be other than temporary were charged to earnings as realized losses on securities, amounting to ¥ 1,662 million, ¥ 4,059 million and ¥ 228 million

($2,452 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively.
   Proceeds from the sales and maturities of available-for-sale securities were ¥ 25,412 million, ¥ 17,810 million and ¥ 2,467 million ($26,527 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively. Proceeds from maturities of the held-to-maturity securities were ¥ 1,300 million, ¥ 600 million and ¥ 350 million ($3,763 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively.
8. GOODWILL AND OTHER INTANGIBLE ASSETS, NET
   Intangible assets developed or acquired during the year ended March 31, 2010 totaled ¥ 3,003 million, which are subject to amortization and primarily consist of intellectual property rights of ¥ 2,758 million. The weighted average amortization period for Intellectual property rights, Software, Other, and Total are approximately 14 years, 8 years, 16 years, and 13 years, respectively.
   The components of intangible assets subject to amortization at March 31, 2009 and 2010 were as follows:

	Yen in millions				U.S. Dollars in thousands
	2009		2010		2010
	Gross	Accumulated	Gross	Accumulated	Gross	Accumulated
	carrying	amortization	carrying	amortization	carrying	amortization
	amount		amount		amount
Intellectual property right	¥108	¥29	¥2,866	¥157	$30,817	$1,688
Software	2,695	1,542	2,841	1,826	30,548	19,634
Other	1,373	441	1,224	383	13,162	4,119

Total	¥4,176	¥2,012	¥6,931	¥2,366	$74,527	$25,441

   Aggregate amortization expense for the years ended March 31, 2008, 2009 and 2010 were ¥ 352 million, ¥ 443 million and ¥ 552 million ($5,935 thousand), respectively. Estimated amortization expense for intangible assets currently held for the next five years ending March 31 are ¥ 542 million in 2011, ¥497 million in 2012, ¥ 483 million in 2013, ¥ 215 million in 2014, and ¥ 203 million in 2015.
Intangible assets not subject to amortization at March 31, 2009 and 2010 were as follows:

			U.S. Dollars
	Yen in millions		in thousands
	2009	2010	2010
Gross carrying amount	¥116	¥99	$1,065

   The changes in the carrying amount of goodwill at March 31, 2009 and 2010 were as follows:

			U.S. Dollars
	Yen in millions		in thousands
	2009	2010	2010
Beginning balance	¥2,001	¥1,987	$21,366
Impairment	-	(1,251)	(13,452)
Other	(14)	(15)	(161)

Ending balance	¥1,987	¥721	$7,753
   Makita recognized a goodwill impairment loss for the years ended March 31, 2010 of ¥ 1,251 million ($13,452 thousand), which was included in the results of the Japan segment.
   The impairment loss was included in Selling, general and administrative expenses in the consolidated statements of income. Management estimated the fair value of the reporting unit based on the weighted average value estimated by the income approach method and by the market approach method.
9. INCOME TAXES
   Income before income taxes and the provision for income taxes for the years ended March 31, 2008, 2009 and 2010 were as follows:

				U.S. Dollars
	Yen in millions			in thousands
	2008	2009	2010	2010
Income before income taxes:
Domestic	¥19,896	¥8,523	¥3,301	$35,495
Foreign	46,341	35,920	30,217	324,914

Total	66,237	44,443	33,518	360,409
Provision for income taxes:
Current - Domestic	6,957	2,721	1,647	17,710
- Foreign	12,191	8,556	7,113	76,484

Sub total	19,148	11,277	8,760	94,194
Deferred - Domestic	1,283	(158)	1,838	19,763
- Foreign	(703)	(388)	354	3,807

Sub total	580	(546)	2,192	23,570

Consolidated provision for income taxes	¥19,728	¥10,731	¥10,952	$117,764

Total income taxes were allocated as follows:

				U.S. Dollars
	Yen in millions			in thousands
	2008	2009	2010	2010
Net income	¥19,728	¥10,731	¥10,952	$117,764
Other comprehensive income (loss):
Foreign currency translation adjustments	(107)	(127)	5	54
Net unrealized holding gains (losses) on available-for sale securities	(4,320)	(2,066)	1,639	17,624
Pension liability adjustment	(2,549)	(2,491)	673	7,237

Total income taxes	¥12,752	¥6,047	¥13,269	$142,679

   The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 7.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.3% for the years ended March 31, 2008, 2009 and 2010.
   A reconciliation of the combined statutory income tax rates to the effective income tax rates was as follows:

	Year ended March, 31
	2008		2009		2010
Combined statutory income tax rate in Japan	40.	3%	40.	3%	40.	3%
Non-deductible expenses	0.	6	0.	8	0.	7
Non-taxable dividends received	(0.	1)	(0.	3)	(0.	1)
Change in valuation allowance	(0.	4)	0.	1	5.	0
Tax sparing impact	(0.	7)	(3.	0)	(0.	7)
Effect of the foreign tax rate differential	(11.	1)	(14.	9)	(14.	2)
Other, net	1.	2	1.	1	1.	7

Effective income tax rate	29.	8%	24.	1%	32.	7%

   According to the provisions of the tax treaties which have been concluded between Japan and 12 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 12 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction were provided. The Company applied such “tax sparing” mainly to China with the indicated tax reduction effect. The effect of the “tax sparing” resulted in a decrease of tax expense by ¥453 million or 0.7% and ¥1,337 million or 3.0% and ¥232 million or 0.7% for the years ended March 31, 2008, 2009 and 2010, respectively.
   For the year ended March 31, 2008, an effect of the foreign tax rate differential of ¥ 7,334 million was recorded, which was attributable to a profit growth of subsidiaries. Due mainly to this effect, the effective tax rate for the year ended March 31, 2008 was 29.8%, a decrease of 10.5% as compared with the statutory income tax rate of 40.3%.
   For the year ended March 31, 2009, an effect of the foreign tax rate differential of ¥ 6,628 million was recorded, which was attributable to proportionately higher profits in the overseas subsidiaries compared to those in the Company and domestic subsidiaries. Due mainly to this effect, the effective tax rate for the year ended March 31, 2009 was 24.1%, a decrease of 16.2% as compared with the statutory income tax rate of 40.3%.
   For the year ended March 31, 2010, an effect of the foreign tax rate differential of ¥ 4,763 million was recorded, which was attributable to proportionately higher profits in the overseas subsidiaries compared to those in the Company and domestic subsidiaries. Due mainly to this effect, the effective tax rate for the year ended March 31, 2010 was 32.7%, a decrease of 7.6% as compared with the statutory income tax rate of 40.3%.

   The significant components of deferred income tax expense attributable to income before income taxes for the years ended March 31, 2008, 2009 and 2010 were as follows:

				U.S. Dollars
	Yen in millions			in thousands
	2008	2009	2010	2010
Deferred tax expense (exclusive of the effects of other components below)	¥765	¥(546)	¥1,172	$12,602
Increase (decrease) in beginning-of-the-year balance of the valuation allowance for deferred tax assets	(185)	-	1,020	10,968
	¥580	¥(546)	¥2,192	$23,570
   Significant components of deferred income tax assets and liabilities as of March 31, 2009 and 2010 were as follows:

	Yen in millions		U.S. Dollars in thousands
	2009	2010	2010
Deferred income tax assets:
Marketable securities and investment securities	¥2,854	¥2,567	$27,602
Accrued retirement and termination benefits	2,423	1,310	14,086
Accrued expenses	1,076	862	9,269
Inventories	1,940	2,023	21,753
Property, plant and equipment	2,028	2,308	24,817
Accrued payroll	1,813	1,542	16,581
Net operating loss carryforwards	602	1,044	11,226
Other	1,976	1,952	20,989

Total gross deferred income tax assets	14,712	13,608	146,323
Valuation allowance	(329)	(2,021)	(21,731)

Sub total	14,383	11,587	124,592
Deferred income tax liabilities:
Undistributed earnings of overseas subsidiaries	(449)	(360)	(3,871)
Unrealized gain on available-for-sale securities	(859)	(2,500)	(26,882)
Property, plant and equipment	(1,353)	(1,395)	(15,000)
Other	(6)	(4)	(43)

Total gross deferred income tax liabilities	(2,667)	(4,259)	(45,796)

Net deferred income tax assets	¥11,716	¥7,328	$78,796

Net deferred income taxes are recorded in the consolidated balance sheets as follows:

	Yen in millions		U.S. Dollars in thousands
	2009	2010	2010
Deferred income taxes:
Current assets	¥7,264	¥6,434	$69,183
Investment and other assets	5,050	1,611	17,323
Current liabilities	(50)	(40)	(430)
Long-term liabilities	(548)	(677)	(7,280)

Total	¥11,716	¥7,328	$78,796

   In assessing the realizability of deferred income tax assets, Makita considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss carryforwards are utilizable. Makita considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, Makita believes it is more likely than not that the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance, will be realized. The actual amount of the deferred income tax assets realizable, however, would be reduced if estimates of future taxable income during the carryforward period are not achieved. Makita has recorded a valuation allowance of ¥ 2,021 million ($21,731 thousand) as of March 31, 2010 against certain deferred income tax assets. This is mainly because the Company does not expect to have sufficient future profits to realize its foreign tax credit carryforwards that will expire within 3 years. The Company expects to face ongoing sluggish economy longer than the Company had expected in the fiscal year ended March 31, 2009. As of March 31, 2010, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥ 3,263 million ($35,086 thousand) which are available to offset future taxable income, if any. The net operating loss carry forwards will expire as follows:

		U.S. Dollars
	Yen in millions	in thousands
Within 5 years	¥241	$2,591
6 to 20 years	1,505	16,183
Indefinite	1,517	16,312

Total	¥3,263	$35,086

   As of March 31, 2010, Makita had foreign tax credit carryforwards for income tax purposes of ¥ 1,725 million ($18,548 thousand) which are available to reduce future income taxes payable, if any. The foreign tax credit carryforwards will expire within 3 years.
   Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.
   Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries in the total amount of ¥ 125,540 million ($1,349,892 thousand) as of March 31, 2010 because Makita considers these earnings to be indefinitely reinvested, and the calculation of the unrecognized deferred tax liabilities is not practicable.
   Makita adopted ASC 740 “Accounting for Uncertainty in Income Taxes” on April 1, 2007. The unrecognized tax benefits as of April 1, 2007 and for the years ended March 31, 2008, 2009 and 2010 were neither material nor expected to significantly increase or decrease within 12 months period subsequent to March 31, 2010. Makita classifies penalties and interest related to unrecognized tax benefits, if any, in provision for income taxes, and the total amounts of penalties and interest related to unrecognized tax benefits recorded were not material as of April 1, 2007 and for the years ended March 31, 2008, 2009 and 2010. Makita conducts business globally and, as a result, the Company and its subsidiaries file income tax returns in various jurisdictions all over the world. The Company will no longer be subject to income tax examinations for the periods prior to the fiscal year ended March 31, 2009, and its subsidiaries in the United States will remain subject to federal income tax examinations for the periods beginning in the fiscal year ended March 31, 2006 (except for the fiscal year from April 1, 2007 to March 31, 2008, which has already been subjected to a previous tax examination).

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
   The net periodic pension costs of the defined benefit plans for the years ended March 31, 2008, 2009 and 2010 consisted of the following components:

				U.S. Dollars
	Yen in millions			in thousands
	2008	2009	2010	2010
Service cost-benefit earned during the year	¥1,410	¥1,525	¥1,282	$13,785
Interest cost on projected benefit obligation	927	906	902	9,699
Expected return on plan assets	(1,459)	(1,444)	(1,114)	(11,978)
Amortization of prior service cost	(215)	(206)	(208)	(2,237)
Amortization of net transition obligation	37	4	-	-
Recognized actuarial loss	414	191	180	1,935

Net periodic pension costs	¥1,114	¥976	¥1,042	$11,204

   Net actuarial loss and amortization of prior service cost will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are as follows:

		U.S. Dollars
	Yen in millions	in thousands
	2011	2011
Net actuarial loss	¥287	$3,086
Amortization of prior service cost	(208)	(2,237)

   Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

			U.S. Dollars
	Yen in millions		in thousands
	2009	2010	2010
Change on benefit obligation:
Benefit obligation at beginning of year	¥38,898	¥36,854	$396,280
Service cost	1,525	1,282	13,785
Interest cost	906	902	9,699
Plan amendment	(3)	35	376
Actuarial (gain) loss	(1,636)	804	8,645
Benefits paid	(2,282)	(1,888)	(20,301)
Foreign exchange impact	(554)	(91)	(979)

Benefit obligation at end of year	36,854	37,898	407,505

Change in plan assets:
Fair value of plan assets at beginning of year	35,052	29,622	318,516
Actual return on plan assets	(6,350)	3,556	38,237
Employer contributions	2,961	2,490	26,774
Benefits paid	(1,974)	(1,729)	(18,591)
Foreign exchange impact	(67)	(10)	(108)

Fair value of plan assets at end of year	29,622	33,929	364,828

Underfunded status	(7,232)	(3,969)	(42,677)

Amounts recognized in accumulated other comprehensive income consisted of:
Net actuarial loss	15,346	13,513	145,301
Prior service cost	(2,372)	(2,142)	(23,032)

	12,974	11,371	122,269

Amounts recognized in the consolidated balance sheet consisted of:
Current liabilities	(116)	(191)	(2,053)
Non-current liabilities	(7,116)	(3,778)	(40,624)

	¥(7,232)	¥(3,969)	$(42,677)
Measurement date
The Company uses a March 31 measurement date for all of its plans.
The accumulated benefit obligation for all defined benefit plans was as follows:

	Yen in millions		U.S. Dollars in thousands
	2009	2010	2010
Accumulated benefit obligation	¥ 33,084	¥ 33,478	$ 359,978

Assumptions
The weighted-average assumptions used to determine benefit obligations at March 31, 2009 and 2010 were as follows:

	2009	2010
Discount rate	2.5%	2.3%
Assumed rate of increase in future compensation levels	2.8%	2.8%
The weighted-average assumptions used to determine net periodic pension cost for each of the years in the three-year period ended March 31, 2010, were as follows:

	2008	2009	2010
Discount rate	2.5%	2.4%	2.5%
Assumed rate of increase in future compensation levels	3.3%	3.3%	2.8%
Expected long-term rate of return on plan assets	4.2%	3.8%	2.9%
   The discount rate is determined by average coming service years and average payment period using an approximated curve developed from the rate of high quality corporate bonds with grade AA or better and long-term government securities as of measurement date.
   The pension fund’s expected long-term rate-of-return-on-assets assumption is derived from a review of actual historical returns achieved and anticipated future long-term performance of individual asset classes.
Plan Assets
   The target allocations by asset class are as follows:

Asset Class:	Target
Allocations
Equity securities	26.0%
Debt securities	50.0
Life insurance company general accounts	16.0
Short-term assets	2.0
Alternative investments	6.0

Total	100%

   The overall objective of Makita’s pension assets is to earn a rate of return to satisfy the benefit obligations of the pension plans and to pay benefits. In order to meet this objective, Makita determines an optimal asset mix from a three-to-five year’s medium and long-term standpoint. To avoid a sharp decline in the future, Makita update the asset mix as necessary based on risk monitoring. Makita has an acceptable divergence indicator of the asset mix, the proportion of the temporary asset allocations will be updated promptly when the divergence occurred.
   Makita determined the mix of equity securities and debt securities after taking into consideration the expected long-term yield on pension assets. To decide whether changes in the basic portfolio are necessary, Makita examines the divergence between the expected long-term income and the actual income from the portfolio on an annual basis. Makita revises the portfolio when it is deemed necessary to reach the expected long-term yield. The plans’ equity securities include common stock of the Company in the amount of ¥ 2 million ($21 thousand) at March 31, 2010.

   The fair values of Makita’s pension plan assets at March 31, 2010, by asset class, are as follows:

As of March 31, 2010	Yen in millions							U.S. Dollars in thousands
		Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
Equity securities:	¥		¥		¥		$		$		$
Demestic
Securities		2,315		-		-		24,892		-		-
Securities (commingled funds)		-		2,739		-		-		29,452		-
Overseas
Securities		1,174		-		-		12,624		-		-
Securities (commingled funds)		-		3,346		-		-		35,978		-
Debt securities:
Domestic
Government bonds		-		674		-		-		7,247		-
Commingled funds		-		9,394		-		-		101,011		-
Overseas
Government bonds		-		772		-		-		8,301		-
Commingled funds		-		4,947		-		-		53,194		-
Life insurance company general accounts		-		4,996		-		-		53,720		-
Short-term assets		1,767		-		-		19,000		-		-
Alternative investments												-
Commodity		150		-		-		1,613		-		-
Commingled funds		-		1,655		-		-		17,796		-

Total		¥5,406		¥28,523		¥-		$58,129		$306,699		$-

   Domestic and overseas equity securities consist primarily of stocks that are listed on the securities exchanges. Debt securities consist primarily of domestic and overseas government and municipal bonds. Short term assets consist primarily of bank deposits with a short term maturity
   Level 1 assets are comprised principally of equity securities and government bonds which are valued based on quoted prices in active markets for identical assets. Level 2 assets are comprised principally of commingled funds that invest in equity and debt securities, investments in life insurance company general accounts and alternative investments. See note 16 for additional information about fair value hierarchies and valuation techniques.
   Debt securities selection, Makita has a good research and analysis on issuance conditions, such as rating, coupon, maturity date, and issuer. Makita appropriately diversified investment by maturity and issuer.
   The equity securities are selected primarily from stocks that are listed on securities exchanges. Makita has a good research and analysis on the business scope and growth potential of investment companies, and appropriately diversified investments by type of industry. Regarding to investments in overseas investment vehicles, Makita has investigated the political stability and the economic stability of the investment market, the market characteristics such as settlement systems and the taxation systems. For each such investment, Makita has selected the appropriate investment country and currency. For commingled funds, Makita selected those that have a defined investment objects and operating style to invest. Makita also has alternative investment on J-REIT, G-REIT, commodities and market-neutral.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

			U.S. Dollars
	Yen in millions		in thousands
	2009	2010	2010
Projected benefit obligation	¥36,854	¥3,752	$40,344
Accumulated benefit obligation	33,084	3,665	39,409
Fair value of plan assets	29,622	364	3,914
Accumulated benefit obligation in excess of plan assets	¥3,462	¥3,301	$35,495
Cash flows
Contributions:
   Makita expects to contribute ¥ 2,475 million ($26,613 thousand) to its domestic and foreign defined benefit plans in the fiscal year ending March 31, 2011.
Estimated future benefit payments
   At March 31, 2010, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Year ending March 31,		U.S. Dollars
	Yen in millions	in thousands
2011	¥1,935	$20,806
2012	1,877	20,183
2013	1,936	20,817
2014	1,799	19,344
2015	1,788	19,226
2016-2020	9,233	99,280

Total	¥18,568	$199,656

   Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥ 270 million, ¥ 229 million and ¥ 188 million ($2,022 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively.
   The Company has unfunded retirement allowance programs for the Directors and the Statutory Auditors. Under such programs, the aggregate amount set aside as retirement allowances for the Directors and the Statutory Auditors were ¥ 450 million and ¥ 384 million ($4,129 thousand) as of March 31, 2009 and 2010, respectively, which is included in other liabilities in the accompanying balance sheets. This Executive retirement and termination allowances program was abolished by the Annual General Meeting of Shareholders held in June 2006. The aggregate amount set aside will be paid to the Directors and the Statutory Auditors when they retire.

11. SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS
As of March 31, 2009 and 2010, short-term borrowings consisted of the following:

	Yen in millions		U.S. Dollars in thousands
	2009	2010	2010
Bank borrowings	¥110	¥105	$1,129
Current maturities of long-term indebtedness	129	280	3,011

Total	¥239	¥385	$4,140

   Short-term borrowings, excluding current maturities of long-term indebtedness, consisted primarily of bank borrowings of overseas subsidiaries denominated in foreign currencies.
   As of March 31, 2009 and 2010, the weighted average interest rate on short term bank borrowings was 8.0% and 4.1%, respectively.
   Certain subsidiaries of the Company had unused lines of credit available for immediate short-term borrowings without restrictions amounting to ¥ 15,969 million and ¥ 14,121 million ($151,839 thousand) as of March 31, 2009 and 2010, respectively.
   As of March 31, 2009 and 2010, long-term indebtedness consisted of the following:

			U.S. Dollars
	Yen in millions		in thousands
	2009	2010	2010
1.9% (weighted average rate) unsecured loans from banks, due 2012	¥500	¥500	$5,376
Capital lease obligations (see Note 3 (g))	447	324	3,484
Less- Current maturities included in short-term borrowings	(129)	(280)	(3,011)

Total	¥818	¥544	$5,849

   There were no covenants or cross default provisions under the Makita’s financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.
   The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2010 are as summarized below:

		U.S. Dollars
Year ending March 31,	Yen in millions	in thousands
2011	¥280	$3,011
2012	528	5,677
2013	13	140
2014	3	32
2015	-	-
2016 and after	-	-

Total	¥824	$8,860

12. SHAREHOLDERS’ EQUITY
   At the Board of Directors’ meeting held on April 30, 2008 and October 31, 2008, the Company authorized the repurchase of shares of its common stock pursuant to Article 156 of the Companies Act of Japan, as applied pursuant to Paragraph 3, Article 165 of the Companies Act of Japan, 6,000,000 shares of treasury stock were repurchased during the fiscal year ended March 31, 2009. Further at the Board of Directors’ meeting held on January 30, 2009, the Company decided to retire the treasury stock pursuant to the provisions of Article 178 of the Companies Act of Japan. 4,000,000 shares of treasury stock were retired during the fiscal year ended March 31, 2009.
   The Companies Act of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company should be appropriated as capital reserve or earned reserve (hereinafter called reserve). No further appropriations are required when the total amount of the reserve exceed 25% of capital stock.
   After shareholders approval of the declaration of a cash dividend in the amount of ¥ 5,097 million at the annual meeting of shareholders to be held on June 25, 2010 based on a resolution of the Board of Directors, cash dividends will be paid to shareholders of record as of March 31, 2010. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2010.
   The amount of retained earnings available for dividends distribution is recorded in the Company’s non-consolidated books and amounted to ¥ 129,513 million ($1,393 million) as of March 31, 2010.
13. OTHER COMPREHENSIVE INCOME (LOSS)
     Accumulated other comprehensive income (loss) as of March 31, 2008, 2009 and 2010, were as follows:

				U.S. Dollars
	Yen in millions			in thousands
	2008	2009	2010	2010
Foreign currency translation adjustments:
Beginning balance	¥2,764	¥(7,510)	¥(35,561)	$(382,376)
Adjustments to for the year	(10,274)	(28,051)	(2,931)	(31,516)

Ending balance	(7,510)	(35,561)	(38,492)	(413,892)
Net unrealized holding gains on available-for-sale securities:
Beginning balance	10,280	3,885	820	8,817
Adjustments to for the year	(6,395)	(3,065)	2,430	26,129

Ending balance	3,885	820	3,250	34,946
Pension liability adjustment:
Beginning balance	(347)	(4,032)	(7,720)	(83,011)
Adjustments to for the year	(3,685)	(3,688)	930	10,000

Ending balance	(4,032)	(7,720)	(6,790)	(73,011)
Total other accumulated comprehensive income (loss):
Beginning balance	12,697	(7,657)	(42,461)	(456,570)
Adjustments to for the year	(20,354)	(34,804)	429	4,613

Ending balance	¥(7,657)	¥(42,461)	¥(42,032)	$(451,957)

   Tax effects allocated to each component of other comprehensive income were as follows:

	Yen in millions
	Pretax	Tax benefit	Net of tax
	amount	(expense)	amount
For the year ended March 31, 2008
Foreign currency translation adjustment	¥(10,381)	¥107	¥(10,274)
Unrealized holding losses on available-for- sale securities:
Unrealized holding losses arising during the year	(12,099)	4,878	(7,221)
Less-Reclassification adjustment for gains realized in net income	1,384	(558)	826

Net unrealized losses	(10,715)	4,320	(6,395)
Pension liability adjustment:
Unrealized holding losses arising during the year	(6,470)	2,633	(3,837)
Less-Reclassification adjustment for gains realized in net income	236	(84)	152

Net unrealized losses	(6,234)	2,549	(3,685)
Other comprehensive losses	¥(27,330)	¥6,976	¥(20,354)

For the year ended March 31, 2009
Foreign currency translation adjustment	¥(28,178)	¥127	¥(28,051)
Unrealized holding losses on available-for- sale securities:
Unrealized holding losses arising during the year	(8,679)	3,497	(5,182)
Less-Reclassification adjustment for gains realized in net income	3,548	(1,431)	2,117

Net unrealized losses	(5,131)	2,066	(3,065)
Pension liability adjustment:
Unrealized holding losses arising during the year	(6,168)	2,487	(3,681)
Less-Reclassification adjustment for gains realized in net income	(11)	4	(7)

Net unrealized losses	(6,179)	2,491	(3,688)
Other comprehensive losses	¥(39,488)	¥4,684	¥(34,804)

For the year ended March 31, 2010
Foreign currency translation adjustment	¥(2,926)	¥(5)	¥(2,931)
Unrealized holding gains on available-for- sale securities:
Unrealized holding gains arising during the year	4,343	(1,750)	2,593
Less-Reclassification adjustment for gains realized in net income	(274)	111	(163)

Net unrealized gains	4,069	(1,639)	2,430
Pension liability adjustment:
Unrealized holding gains arising during the year	1,622	(682)	940
Less-Reclassification adjustment for gains realized in net income	(19)	9	(10)

Net unrealized gains	1,603	(673)	930
Other comprehensive gains	¥2,746	¥(2,317)	¥429

	U.S. Dollars in thousands
	Pretax	Tax benefit	Net of tax
	amount	(expense)	amount

For the year ended March 31, 2010
Foreign currency translation adjustment	$(31,462)	$(54)	$(31,516)
Unrealized holding gains on available-for- sale securities:
Unrealized holding gains arising during the year	46,699	(18,817)	27,882
Less-Reclassification adjustment for gains realized in net income	(2,946)	1,193	(1,753)

Net unrealized gains	43,753	(17,624)	26,129
Pension liability adjustment:
Unrealized holding gains arising during the year	17,441	(7,333)	10,108
Less-Reclassification adjustment for gains realized in net income	(204)	96	(108)

Net unrealized gains	17,237	(7,237)	10,000
Other comprehensive gains	$29,528	$(24,915)	$4,613
14. EARNINGS PER SHARE
     Basic earnings per share computations are as follows. There were no diluted effects during the fiscal years ended March 31, 2008, 2009 and 2010.

				U.S. Dollars
	Yen in millions			in thousands
Numerator	2008	2009	2010	2010
Net income available to common share holders- Basic	¥46,043	¥33,286	¥22,258	$239,333

Denominator	Number of shares
Weighted average common shares outstanding- Basic	143,749,824	140,518,582	137,762,051

	Yen			U.S. Dollars
Earning per share- Basic	¥320.3	¥236.9	¥161.6	$1.74
15. COMMITMENTS AND CONTINGENT LIABILITIES
   At March 31, 2010, the Company was contingently liable as a guarantor for housing and education loans to employees in the amount of ¥ 8 million ($86 thousand). The Company will be required to satisfy the outstanding loan commitments of certain employees in the event those employees are not able to fulfill their repayment obligations. The fair value of the liabilities for the Company’s obligations under the guarantees described above as of March 31, 2010, was insignificant.
   Makita’s purchase obligations, mainly for raw materials, were ¥ 7,609 million ($81,817 thousand) as of March 31, 2010.
   Makita is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Makita’s consolidated financial position, results of operations, or cash flows.
   Makita made rental payments of ¥ 2,132 million, ¥ 2,207 million and ¥ 2,264 million ($24,344 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2008, 2009 and 2010, respectively.

   The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2010, were as follows:

Year ending March 31,	Yen in millions
2011	¥840
2012	545
2013	410
2014	329
2015	244
2016 and after	397

Total	¥2,765

   Makita generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. The change in accrued product warranty cost for the years ended March 31, 2008, 2009 and 2010 was summarized as follows:

				U.S. Dollars
	Yen in millions			in thousands
	2008	2009	2010	2010
Balance at beginning of year	¥1,306	¥1,964	¥1,677	$18,032
Addition	2,117	1,648	1,484	15,957
Utilization	(1,357)	(1,593)	(1,373)	(14,763)
Foreign exchange impact	(102)	(342)	47	505

Balance at end of year	¥1,964	¥1,677	¥1,835	$19,731
16. FAIR VALUE MEASUREMENTS
   ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
   Level 1: Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
   Level 2: Inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
   Level 3: Inputs are unobservable inputs for the asset or liability.
   The level in the fair value hierarchy within which a fair values measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

   The following table presents the placement in the fair value hierarchy of Makita’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2009 and 2010:

As of March 31, 2009	Yen in millions
		Level 1		Level 2		Level 3
Assets:	¥		¥		¥
Short-term investments:
Corporate and bank debt securities		-		1,014		-
Investments in trusts		4,175		1,715		-
MMF and FFF		-		20,908		-
Marketable equity securities		1,308		-		-
Derivatives		-		119		-
Investments:
Investments in trusts		-		1		-
Marketable equity securities		9,488		-		-
Liabilities:
Derivatives		¥-		¥(1,288)		¥-

As of March 31, 2010	Yen in millions							U.S. Dollars in thousands
		Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
Assets:	¥		¥		¥		$		$		$
Short-term investments:
Corporate and bank debt securities		-		583		-		-		6,269		-
Investments in trusts		3,648		1,332		-		39,226		14,323		-
MMF and FFF		-		25,700		-		-		276,344		-
Marketable equity securities		1,576		-		-		16,946		-		-
Derivatives		-		25		-		-		269		-
Investments:
Marketable equity securities		12,643		-		-		135,947		-		-
Liabilities:
Derivatives		¥-		¥(305)		¥-		$-		$(3,280)		$-
Level 1:  Short-term investments are comprised principally of investment in trusts. Investments is comprised of marketable equity securities. They are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.
Level 2:  Investments in trusts are comprised principally of domestic stock investment fund, domestic bond investment fund, and international investment fund, which are estimated by using observable inputs, such as net asset value. Almost all investments in trust can be liquidated within 30 days.
MMF and FFF are acronyms for “Money Management Funds” and “Free Financial Funds”. They are comprised principally of domestic public bond, domestic corporate bond, commercial paper, international public bond and international corporate bond, which are operated to accrue stable capital gain.
Derivatives are comprised principally of foreign currency contracts and currency swaps, which are estimated by using observable market inputs, such as foreign currency exchange rates, interest rate and volatility.

17. DERIVATIVES AND HEDGING ACTIVITIES
(a) Risk management policy
   Makita is exposed to market risks, such as changes in currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts, currency swaps and currency options contractsutilized by the Company and certain of its subsidiaries to reduce these risks. Makita does not use derivative instruments for trading or speculation purpose.
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
The derivative instruments as of March 31, 2010 were as follows.

	Yen in millions
	Asset Derivatives		Liability Derivatives
Derivatives not designated as	Balance sheet		Balance sheet
hedging instruments	Location	Fair value	Location	Fair value
Foreign currency contracts	Other current assets	¥25	Other liabilities	¥301
Currency option contracts	Other current assets	-	Other liabilities	4

Total		¥25		¥305

	U.S. Dollars in thousands
	Asset Derivatives		Liability Derivatives
Derivatives not designated as	Balance sheet		Balance sheet
hedging instruments	Location	Fair value	Location	Fair value
Foreign currency contracts	Other current assets	$269	Other liabilities	$3,237
Currency option contracts	Other current assets	-	Other liabilities	43

Total		$269		$3,280

     The amount of gain or (loss) recognized in income on derivative for the year ended March 31, 2010 was as follows.
Amount of gain (loss) recognized in income on derivative

		Yen in millions	U.S. Dollars in thousands
Derivatives not designated	Location of gain (loss)	Amount of gain (loss)	Amount of gain (loss)
as hedging instruments	recognized in income	recognized in income on	recognized in income on
	on derivative	derivative	derivative
		2010	2010
Foreign currency contracts	Exchange gains (losses)	¥565	$6,075
Currency swaps	Exchange gains (losses)	321	3,452
Currency option contracts	Exchange gains (losses)	3	32

Total		¥889	$9,559
     Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows:

	Yen in millions	U.S. Dollars in thousands
	2010	2010
Foreign currency contracts	¥14,544	$156,388
Currency swaps	-	-
Currency option contracts	176	1,892

Total	¥14,720	$158,280
     The notional amounts for Foreign currency contracts, Foreign currency swaps and Currency option contracts, presented by currency, were as follows:

	Yen in millions	U.S. Dollars in thousands
	2010	2010
U.S. Dollars	¥9,277	$99,753
Euro	3,919	42,140
Other	1,524	16,387

Total	¥14,720	$158,280
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
   The carrying amounts approximate fair value because of the short or no maturities of those instruments.

(b) Long-term Time Deposits
   The fair value is estimated by discounting future cash flows using the current rates that Makita would be offered for deposits with similar terms and remaining maturities.
(c) Short-term investments and investments
   The fair value of marketable and investment securities is estimated based on quoted market prices. Short-term investments are comprised principally of MMF (Money Management Funds) and FFF (Free Financial Funds), which amounted to ¥ 20,908 million and ¥ 25,700 million ($276,344 thousand) as of March 31, 2009 and 2010, respectively. For certain investments such as non-marketable securities, since there are no quoted market prices existing, a reasonable estimation of a fair value could not be made without incurring excessive cost, and such securities have been excluded from fair value disclosure. The fair value of such securities is estimated if and when there are indications that the investment may be impaired.
Non-marketable securities amounted to ¥ 402 million and ¥ 402 million ($4,322 thousand) as of March 31, 2009 and 2010, respectively.
(d) Long-term Indebtedness
   The fair value of long-term indebtedness is a present value of future cash flows associated with each instrument discounted using Makita’s current borrowing rates for similar debt instruments of comparable maturities.
(e) Other Derivative Financial Statements
   The fair values of other derivative financial instruments, foreign currency contracts, currency swaps and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.
     The estimated fair value of the financial instruments was as follows:

	Yen in millions				U.S. Dollars in thousands
	2009		2010		2010
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
Short-term investments	¥29,470	¥29,468	¥33,639	¥33,640	$361,710	$361,721
Investments	10,888	10,837	14,764	14,704	158,753	158,108
Long-term time deposits	2,203	2,203	3	3	32	32
Long-term indebtedness including current maturities	(947)	(947)	(824)	(832)	(8,860)	(8,946)
Foreign currency contracts:
Assets	22	22	25	25	269	269
Liabilities	(863)	(863)	(301)	(301)	(3,237)	(3,237)
Currency swaps:
Assets	93	93	-	-	-	-
Liabilities	(414)	(414)	-	-	-	-
Currency option contracts:
Assets	4	4	-	-	-	-
Liabilities	¥(11)	¥(11)	¥(4)	¥(4)	$(43)	$(43)

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
   During the three years ended March 31, 2008, 2009 and 2010, Makita’s operating structure included the following geographical operating segments: Japan Group, Europe Group, North America Group, Asia Group, and Other Group. Segment information is determined by the location of the Company and its relevant subsidiaries, as reported to the Company’s chief operating decision maker.
     Major countries or regions in each geographic area:

Europe:	Germany, United Kingdom, France, Italy, Finland
North America:	United States, Canada
Asia:	China, Singapore
Other regions:	Australia, Brazil, United Arab Emirates
   Makita evaluates the performance of each operating segment based on U.S. GAAP. Segment profit and loss is measured in a consistent manner with consolidated operating income, which is earnings before income taxes excluding interest and dividend income, interest expense, foreign currency transaction exchange gains and losses, realized gains and losses on investment securities, and other. Segment assets are based on total assets attributable to the segment.
   The accounting policies used by the segments are the same as those used in the preparation of the consolidated financial statements. Intersegment sales are made at estimated arm’s-length prices and are included as a reconciling item to total consolidated sales in the below table. Eliminations consist of intercompany sales between operating segments and net intercompany receivables and intercompany profit in inventory from products sold between segments. Items that are excluded from segment income are interest and dividend income, interest expense, exchange gains (losses) on foreign currency transactions, net, realized gains (losses) on securities, net and other, net.
Segment Products and Services
   Makita is a manufacturer and wholesaler of electric power tools and other tools. The operating segments derive substantially all of their revenues from the sale of electric power tools and parts and repairs.

   Year ended March 31, 2008

	Yen in millions
			North		Other		Corporate and
	Japan	Europe	America	Asia	regions	Total	Eliminations	Consolidated
Sales:
External customers	¥72,466	¥160,218	¥56,234	¥11,271	¥42,388	¥342,577	¥-	¥342,577
Inter-segment	69,540	5,606	5,212	101,211	172	181,741	(181,741)	-

Total	142,006	165,824	61,446	112,482	42,560	524,318	(181,741)	342,577

Operating expenses	120,020	138,850	59,727	98,468	36,964	454,029	(178,483)	275,546
Segment income	21,986	26,974	1,719	14,014	5,596	70,289	(3,258)	67,031
Other income (expenses)	-	-	-	-	-	-	-	(794)
Income before income taxes	-	-	-	-	-	-	-	66,237
Long-lived assets	42,752	10,563	2,656	9,961	3,313	69,245	(187)	69,058
Segment assets	264,721	126,428	39,523	52,890	31,556	515,118	(128,651)	386,467
Capital expenditures	8,637	2,453	713	2,220	1,113	15,136	(100)	15,036
Depreciation and amortization	¥4,874	¥1,653	¥691	¥1,397	¥320	¥8,935	¥(64)	¥8,871
   Year ended March 31, 2009

	Yen in millions
			North		Other		Corporate and
	Japan	Europe	America	Asia	regions	Total	Eliminations	Consolidated
Sales:
External customers	¥63,859	¥137,230	¥42,446	¥9,954	¥40,545	¥294,034	¥-	¥294,034
Inter-segment	56,371	4,154	4,690	86,697	121	152,033	(152,033)	-

Total	120,230	141,384	47,136	96,651	40,666	446,067	(152,033)	294,034

Operating expenses	112,109	121,668	46,291	84,438	35,816	400,322	(156,363)	243,959
Segment income	8,121	19,716	845	12,213	4,850	45,745	4,330	50,075
Other income (expenses)	-	-	-	-	-	-	-	(5,632)
Income before income taxes	-	-	-	-	-	-	-	44,443
Long-lived assets	44,114	11,395	2,231	11,302	3,827	72,869	(173)	72,696
Segment assets	235,252	110,897	33,533	48,311	36,134	464,127	(127,483)	336,644
Capital expenditures	6,682	5,245	359	3,045	1,856	17,187	(141)	17,046
Depreciation and amortization	¥5,084	¥1,534	¥586	¥1,493	¥268	¥8,965	¥(78)	¥8,887

   Year ended March 31, 2010

	Yen in millions
			North		Other		Corporate and
	Japan	Europe	America	Asia	regions	Total	Eliminations	Consolidated
Sales:
External customers	¥55,767	¥109,484	¥34,547	¥9,007	¥37,018	¥245,823	¥-	¥245,823
Inter-segment	33,309	2,809	1,847	57,820	98	95,883	(95,883)	-

Total	89,076	112,293	36,394	66,827	37,116	341,706	(95,883)	245,823

Operating expenses	89,719	99,418	36,034	57,947	34,942	318,060	(102,627)	215,433
Segment income	(643)	12,875	360	8,880	2,174	23,646	6,744	30,390
Other income (expenses)	-	-	-	-	-	-	-	3,128
Income before income taxes	-	-	-	-	-	-	-	33,518
Long-lived assets	41,214	14,887	1,983	10,732	4,543	73,359	(159)	73,200
Segment assets	232,226	110,009	30,281	58,148	39,229	469,893	(120,054)	349,839
Capital expenditures	3,800	4,817	198	1,541	543	10,899	(62)	10,837
Depreciation and amortization	4,693	1,351	431	1,497	397	8,369	(61)	8,308
Impairment loss	¥1,605	¥-	¥-	¥-	¥-	¥1,605	¥-	¥1,605
   Year ended March 31, 2010

	U.S. Dollars in thousands
			North		Other		Corporate and
	Japan	Europe	America	Asia	regions	Total	Eliminations	Consolidated
Sales:
External customers	$599,645	$1,177,247	$371,473	$96,849	$398,044	$2,643,258	$-	$2,643,258
Inter-segment	358,161	30,204	19,860	621,720	1,055	1,031,000	(1,031,000)	-

Total	957,806	1,207,451	391,333	718,569	399,099	3,674,258	(1,031,000)	2,643,258

Operating expenses	964,720	1,069,010	387,462	623,085	375,723	3,420,000	(1,103,516)	2,316,484
Segment income	(6,914)	138,441	3,871	95,484	23,376	254,258	72,516	326,774
Other income (expenses)	-	-	-	-	-	-	-	33,635
Income before income taxes	-	-	-	-	-	-	-	360,409
Long-lived assets	443,161	160,075	21,323	115,398	48,849	788,806	(1,709)	787,097
Segment assets	2,497,054	1,182,892	325,602	625,247	421,818	5,052,613	(1,290,903)	3,761,710
Capital expenditures	40,860	51,796	2,129	16,570	5,839	117,194	(667)	116,527
Depreciation and amortization	50,462	14,527	4,634	16,097	4,269	89,989	(656)	89,333
Impairment loss	$17,258	$-	$-	$-	$-	$17,258	$-	$17,258

     Makita’s current revenues from external customers by geographic area are set forth below.
Consolidated Net Sales by Geographic Area

							U.S. Dollars
	Yen in millions, except for percentage amounts						in thousands
	Fiscal year ended March 31,
	2008		2009		2010		2010
Japan	¥ 52,193	15.2%	¥ 46,222	15.7%	¥ 42,697	17.4%	$ 459,108
Europe	160,360	46.8	137,113	46.6	109,106	44.4	1,173,182
U.S.A.	45,780	13.4	33,250	11.3	26,292	10.7	282,710
North America (excluding U.S.A)	10,642	3.1	9,039	3.1	8,217	3.3	88,355
Asia (excluding Japan)	22,629	6.6	21,995	7.5	18,373	7.5	197,559
Other	50,973	14.9	46,415	15.8	41,138	16.7	442,344

Total	¥ 342,577	100%	¥ 294,034	100%	¥ 245,823	100%	$ 2,643,258

     Makita’s current revenues from external customers by each group of products are set forth below. No single external customer accounted for 10% or more of Makita’s net sales for each of the year ended Mar 31, 2008, 2009 and 2010.
Consolidated Net Sales by Product Categories

							U.S. Dollars
	Yen in millions, except for percentage amounts						in thousands
Fiscal year	2008		2009		2010		2010
Power Tools	¥255,869	74.7%	¥214,703	73.0%	¥173,998	70.8%	$1,870,946
Gardening Equipments, Household and Other Products	40,410	11.8	36,916	12.6	34,145	13.9	367,151
Parts, Repairs and Accessories	46,298	13.5	42,415	14.4	37,680	15.3	405,161

Total	¥342,577	100%	¥294,034	100%	¥245,823	100%	$2,643,258

20. RELATED PARTY TRANSACTIONS
   The transactions between the Company and Maruwa Co., Ltd. (“Maruwa”), for which a representative director of the Company, Masahiko Goto, and certain of his family members have a majority of the voting rights, amounted to ¥ 2 million for advertising expenses for each of the years ended March 31, 2008, 2009 and 2010.
   The Company’s purchases of raw materials and production equipment from Toa Co., Ltd., for which a representative director of the Company, Masahiko Goto, and certain of his family members have a majority of the voting rights, were ¥ 96 million, ¥ 109 million and ¥ 28 million ($301 thousand) during the years ended March 31, 2008, 2009 and 2010, respectively. The accounts payables of the Company related to these transactions were ¥15 million, ¥5 million and ¥2 million ($22 thousand) as of March 31, 2008, 2009 and 2010, respectively.
   The outside director, Motohiko Yokoyama is a vice chairman of JTEKT Corporation. The Company’s purchases of raw materials and production equipment from JTEKT Corporation, were ¥ 658 million during March 31, 2008, ¥ 614 million during the year ended March 31, 2009 and ¥ 311 million ($3,344 thousand) during the year ended March 31, 2010.
The accounts payables of the Company related to these transactions were ¥ 65 million, ¥ 27 million and ¥ 24 million ($258 thousand) as of March 31, 2008, 2009 and 2010 respectively.

MAKITA CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010

	Yen in millions
		Additions
	Balance at	Charged to	Charged
	beginning	costs and	to other		Translation	Balance at
Descriptions	of year	expenses	accounts	Deductions	adjustments	end of year
2008:
Allowance for doubtful receivables	¥869	¥269	¥-	¥(73)	¥(47)	¥1,018
Deferred income tax assets valuation allowance	318	251	-	(237)	(1)	331
Volume-based rebates	3,859	-	9,897	(9,626)	346	4,476
Cooperative advertisings	957	-	3,517	(3,585)	64	953
Cash discounts	¥348	¥-	¥5,881	¥(5,891)	¥58	¥396
2009:
Allowance for doubtful receivables	¥1,018	¥474	¥-	¥(131)	¥(232)	¥1,129
Deferred income tax assets valuation allowance	331	41	-	(32)	(11)	329
Volume-based rebates	4,476	-	7,866	(10,343)	662	2,661
Cooperative advertisings	953	-	3,435	(3,981)	185	592
Cash discounts	¥396	¥-	¥5,444	¥(5,514)	¥14	¥340
2010:
Allowance for doubtful receivables	¥1,129	¥152	¥-	¥(289)	¥18	¥1,010
Deferred income tax assets valuation allowance	329	1,704	-	(15)	3	2,021
Volume-based rebates	2,661	-	6,519	(6,763)	(1)	2,416
Cooperative advertisings	592	-	2,923	(2,453)	(109)	953
Cash discounts	¥340	¥-	¥4,420	¥(4,281)	¥8	¥487