Form 20-F
period 2011-03-31
MAKITA CORP
filed 2011-07-01
CIK 202467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture 446-8502, Japan

(Address of principal executive offices)

Minobu Kato, +81.566.97.1718, +81.566.98.6907, 3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture 446-8502, Japan

(Name, telephone, facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
*American Depositary Shares **Common Stock	Nasdaq Global Select Market

*	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing one share of the registrant’s Common Stock.
**	No par value. Not for trading, but only in connection with registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2011, 137,757,699 shares of common stock were outstanding excluding 2,251,061 shares of Treasury stock represented by an aggregate of 4,084,847 American Depositary Shares.

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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☑	International Financial Reporting Standards as issued by International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☑ No

i

Certain References and Information

As used in this annual report, the term “FY” preceding a year means the twelve-month period ended March 31 of the year referred to. For example, “FY2011” refers to the twelve-month period ended March 31, 2011. All other references to years refer to the applicable calendar year. All information contained in this annual report is as of March 31, 2011 unless otherwise specified.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥ 83 = U.S. $ 1.00, the approximate exchange rate of the noon buying rate for Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2011. On June 24, 2011 the noon buying rate for Japanese yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥ 80.32 = U.S. $ 1.00.

As used herein, the “Company” refers to Makita Corporation and “Makita” or “Makita Group” refer to Makita Corporation and its consolidated subsidiaries unless the context otherwise indicates.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains “forward-looking statements” that are based on current expectations, estimates, strategies and projections of the Company’s management in light of the information currently available to it. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filing with the Securities and Exchange Commission (“SEC”) and in its reports to shareholders, with respect to Makita’s current plans, estimates, strategies and beliefs and other statements that are not historical. Generally, the inclusion of the words “plan”, “strategy”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “will”, “may”, “might” and similar expressions identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.

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

Such risks and uncertainties are generally set forth in Item 3.D. “Risk Factors” of this Form 20-F include but are not limited to:

•	The levels of construction activities and capital investments in Makita’s markets
•	Fluctuations in currency exchange rates
•	Intense competition in global power tools market for professional use
•	Makita’s overseas activities and entry into overseas markets
•	Makita’s inability to develop attractive products
•	Geographic concentration of Makita’s main offices and facilities
•	The Great East Japan Earthquake on March 11, 2011 (the “Great East Japan Earthquake”) and its aftermath
•	Sharp rise in prices of raw materials or failure of Makita to procure necessary raw materials at an adequate price or
•	Failure of Makita’s suppliers to deliver materials or parts required for production as scheduled
•	Failure to maintain cooperative relationships with significant customers and reduction of purchase and sale of Makita’s products by significant customers

•	Failure to protect Makita’s intellectual property rights or infringing intellectual property rights of third parties
•	Product liability litigation or recalls
•	Fluctuations in stock market prices
•	Environmental or other government regulations
•	Effectiveness of Makita’s internal control over financial reporting and the related attestation provided by Makita’s auditors
•	Halts or malfunctioning of Makita’s operational network
•	Makita’s ability to retain talented personnel

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected financial data

The following data for each of the five fiscal years ended March 31 have been derived from Makita’s audited consolidated financial statements. They should be read in conjunction with Makita’s audited consolidated balance sheets as of March 31, 2010 and 2011, the related consolidated statements of income, changes in equity and comprehensive income (loss) and cash flows for each of the three years ended March 31, 2009, 2010 and 2011 and the notes thereto that appear elsewhere in this annual report. Makita’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Income Statement Data	Fiscal year ended March 31,
	2007	2008	2009	2010	2011	2011
	Yen in millions					U.S. Dollars in thousands
Net Sales	¥279,933	¥342,577	¥294,034	¥245,823	¥272,630	$3,284,699
Operating Income	48,176	67,031	50,075	30,390	41,909	504,928
Net Income	37,371	46,509	33,712	22,566	30,271	364,711
Net Income attributable to Makita Corporation	36,971	46,043	33,286	22,258	29,905	360,301

	Yen					U.S. Dollars
Net Income per share of Common stock and per ADS :Basic	257.3	320.3	236.9	161.6	217.1	2.62
:Diluted	-	-	-	-	-	-

Balance Sheet Data	Yen in millions					U.S. Dollars in thousands
	2007	2008	2009	2010	2011	2011
Total Assets	¥368,494	¥386,467	¥336,644	¥349,839	¥372,507	$4,488,036
Cash and Cash equivalents, Time Deposits, and Short-term investments	102,211	98,142	66,308	104,312	101,107	1,218,157
Net Working Capital	212,183	230,699	199,586	211,336	219,270	2,641,807
Common Stock	23,805	23,805	23,805	23,805	23,805	286,807
Makita Corporation shareholders’ equity	302,675	316,498	283,485	297,207	307,149	3,700,590
Total equity	¥304,810	¥319,014	¥285,746	¥299,673	¥309,678	$3,731,060

Total number of shares outstanding	Fiscal year ended March 31,
	2007	2008	2009	2010	2011
	143,701,279	143,773,625	137,764,005	137,760,402	137,757,699

Note:	1.	Net income per share equals net income attributable to Makita shareholders divided by the average number of outstanding shares of common stock.
	2.	Net working capital equals current assets less current liabilities.
	3.	Diluted net income per share is not presented, as Makita has no shares or other rights convertible or exchangeable for shares of common stock.

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

	Yen per U.S. $ 1.00
Fiscal year ended March 31,	High	Low	Average	Year-end
2007	121.81	110.07	116.92	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40
2011	94.68	78.74	85.71	82.76
2012 (through June 24, 2011)	85.26	79.87	81.61	80.32

	Yen per U.S. $ 1.00
2011	January	February	March	April	May	June
High	83.36	83.79	82.98	85.26	82.12	80.98
Low	81.56	81.48	78.74	81.31	80.12	79.87

On June 24, 2011 the noon buying rate for cable transfers in Japanese yen in New York as reported by the Federal Reserve Bank of New York was ¥ 80.32 = U.S. $ 1.00.

Cash dividends declared per share of common stock and per American Depositary Share (“ADS”)

Fiscal year ended March 31,	Yen		U.S. Dollars
	Interim	Year-end	Interim	Year-end
2007	19	55	0.16	0.47
2008	30	67	0.30	0.67
2009	30	50	0.31	0.53
2010	15	37	0.17	0.41
2011	15	51	0.18	0.61

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

Although the world economy has been recovering from the aftermath of the financial crisis, if it falls into a recession again, construction activities and consumption may be adversely affected, and Makita’s sales may decrease. The ratio of selling, general, administrative and others, net to net sales may become relatively high, and as a result, profit ratios may decrease. Such conditions may require reorganization and restructuring of production facilities and sales/distribution sites.

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

Makita is especially affected by fluctuations in the value of the euro, the U.S. dollar and Chinese Renmin yuan, among other currencies. The euro and the U.S. dollar are the primary foreign currencies on which Makita bases its foreign sales and the U.S. dollar and Chinese Renmin yuan are the primary foreign currencies on which Makita bases its foreign production. In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the euro, the U.S. dollar, and the Japanese yen, Makita engages in hedging transactions.

However, medium to long-term fluctuations of exchange rates may affect Makita’s ability to execute procurement, production, logistics and sales activities as planned and may have an adverse impact on Makita’s financial condition and results of operations.

Makita’s consolidated results of operations after the translation of foreign currencies into Japanese yen were significantly affected by fluctuations in exchange rates due to the continuing appreciation of the Japanese yen against the euro and other currencies throughout FY2011. Further appreciation of the Japanese yen, especially against the euro, may have an adverse impact on Makita’s financial condition and results of operation.

Makita faces intense competition in the global market for its power tools for professional use.

The global market for power tools for professional use is highly competitive. Factors that affect competition in the markets for Makita’s products include the quality, functionality of products, price, technological developments, the pace of new product development, reliability of products, such as durability, after-sale service and the rise of new competitors.

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

Makita derives a significant majority of its sales from markets located outside of Japan, including Europe, North America, Asia, Central and South America, Oceania and the Middle East.

During FY2011, approximately 83% of Makita’s consolidated net sales were derived from products sold overseas. Moreover, approximately 86% of global production volume was derived from overseas production.

The high percentage of overseas sales and production gives rise to a number of risks. If such risks materialize, they may have a material adverse impact on Makita’s financial condition and results of operations. Such risks include the following:

(1)	Disadvantageous political and economic factors;
(2)	Large-scale natural disaster, such as earthquakes, floods and fires;
(3)	Unexpected changes in laws and regulations, such as protectionist trade policy or change in tariff policy affecting markets in which Makita conducts its business;
(4)	The outflow of technical know-how and knowledge due to increased personnel turnover enabling Makita’s competitors to strengthen their position;
(5)	Potentially unfavorable tax systems and tariffs;
(6)	Terrorism, war, and other factors that lead to social turbulence; and
(7)	The interruption of or disruption to Makita’s operations due to labor disputes.

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

Makita’s principal management functions, including its headquarters, and most suppliers on which it relies for supplying major parts are located in Aichi Prefecture, Japan. Makita’s manufacturing facilities in Aichi Prefecture and Kunshan, Jiangsu province, China, account for approximately 15% and 65%, respectively, of Makita’s total production volume on a consolidated basis during FY2011.

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

The Great East Japan Earthquake and its Aftermath may have adverse effects on Makita’s business activities.

The Great East Japan Earthquake and its aftermath, including the accident at the Fukushima nuclear power plant had a negative impact on the Japanese economy. Delay in recovery from the Great East Japan Earthquake and its aftermath, significant additional earthquakes triggered by the Great East Japan Earthquake, deterioration of the situation at the Fukushima nuclear power plant, or additional accidents at other nuclear power plants, may have a further negative impact on the Japanese economy. In the event the economy is negatively impacted, demand for Makita’s power tools may shrink and it may have an adverse impact on Makita’s financial condition and results of operations.

Significant additional earthquakes may also damage Makita’s headquarters and facilities in Japan. Even if such additional earthquakes may not directly impact Makita’s headquarters or facilities, it may disrupt transportation networks or may disrupt the supply of raw materials and parts to Makita, which could adversely impact Makita’s production and distribution. Furthermore, in the event of nuclear accidents at additional locations (other than at Fukushima nuclear power plant), Makita’s headquarters and manufacturing facilities may be disabled. In the event any of the foregoing occur, Makita’s production and distribution activities may be significantly affected and it may have an adverse impact on Makita’s financial condition and results of operations.

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

Consumer demand in certain emerging countries is expanding much faster than in developed countries, and as a result, Makita has been experiencing delays in the procurement of some of its electronic components. Moreover, if the Great East Japan Earthquake and its aftermath continues to adversely affect production capacity of suppliers, delivery may take substantially longer time. In addition, since the demand for raw materials and components used by Makita for its production has grown larger in emerging countries, prices may increase. Decrease in production capacity of suppliers caused by labor shortage and other factors may also push up the prices of raw materials and components.

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

Makita’s production activities are greatly dependent on the on-schedule delivery of required quality materials and parts from its suppliers. Purchases of production-use materials from Chinese manufacturers have increased in recent years. When launching new products, sales commencement dates can slip if such manufacturers’ technologies do not satisfy Makita’s demands or take an inordinate amount of time to satisfy Makita’s demands. This may result in lost sales opportunities.

Makita purchases certain significant component parts for its products from sole suppliers. There is no assurance that Makita would be able to find alternate suppliers, if necessary, that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. If a supplier cannot deliver the required quality or quantity of parts on schedule due to reasons including natural disasters, government regulations, its production capacity or weakened business or financial condition, this may have an adverse effect on Makita’s production schedules and cause a delay in Makita’s own product deliveries. Any of these occurrences may have an adverse impact on Makita’s financial condition and results of operations.

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

In regions significant for Makita’s sales and production, Makita applies for patents, designs and trademarks, and strives to protect intellectual property rights proactively. However, Makita may not be able to eliminate completely third party products that infringe on the intellectual property rights of Makita or third party products similar to Makita’s products. This may have a negative influence on Makita’s results of operations.

Moreover, while Makita believes that it does not infringe on intellectual property rights of third parties, it may be subject to infringement claims from third parties. When infringement of intellectual property rights is claimed by a third party, Makita may be required to pay damages or become subject to an injunction prohibiting production and sales of a product. This may have an adverse impact on Makita’s financial condition and results of operation.

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

In addition, the related cost and time incurred through the recall or lawsuit may affect business performance and financial condition of Makita if Makita’s insurance policy does not cover the related cost. Accordingly, large-scale recalls and large-scale product liability lawsuits may have an adverse impact on Makita’s financial condition and results of operations.

Fluctuations in stock market prices may adversely affect Makita’s financial statements.

Makita holds certain investments in Japanese equities and investments in trust, and records these investments as short-term investments and investments on its consolidated financial statements. The value of these investments changes based on fluctuations in the quoted market prices. Fluctuations in the value of these securities may have an adverse impact on Makita’s financial condition and results of operations.

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

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report in their Annual Report that contains an assessment by management of the effectiveness of corporate internal control over financial reporting. In addition, Makita’s independent registered public accounting firm is required to attest to the effectiveness of Makita’s internal control over financial reporting.

If Makita’s management concludes that Makita’s internal control over financial reporting is not effective, or if Makita’s independent registered public accounting firm is not satisfied with Makita’s internal control over its financial reporting or the level at which its controls are documented, designed, operated or reviewed, and declines to attest or issues an adverse opinion on the effectiveness of Makita’s internal control over financial reporting, there could be an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of Makita’s financial statements, which ultimately could negatively impact the market price of Makita’s ADRs and ordinary shares.

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

If Makita’s information system computer network halts or malfunctions due to any factor, such as earthquakes, fires and floods, or power outages, or wars, terrorist acts, or computer viruses, such an event may delay production and shipments of Makita’s products. This may have an adverse impact on Makita’s financial condition and results of operations.

If Makita is unable to retain talented personnel, this may have an adverse affect on Makita’s competitiveness and result of operations.

Makita considers the retention and development of talented personnel with the expertise and technological skills to be critical to its competitiveness. Makita also considers important the development and retention of personnel in management in Makita’s 49 group companies. However, competition for recruiting and retaining such excellent personnel has become increasingly challenging. In Japan, where the rapid aging of the population resulting from a decline in the birthrate is accelerating, the employment environment has been rapidly changing such as a declining labor population and increased demand for personnel with a global perspective.

Given such a labor and social climate, failure of the Makita Group to hire competent employees or develop human resources in accordance with the management plan or retain experienced employees may have adverse effect on the long-term business development, operational results and growth prospects of the Makita Group.

Item 4. Information on the Company

A. History and development of the Company

The Company is a limited liability, joint-stock company incorporated under the Commercial Code of Japan and continuing to exist under the Companies Act of Japan (kaishaho). The Company traces its origin to an electrical repair workshop founded in Nagoya in 1915 and was incorporated on December 10, 1938 under the name of Makita Electric Works, Ltd. as a joint stock corporation.

Under the presidency of Mr. Jujiro Goto, Makita commenced the manufacture of power tools in 1958 and was listed on the Second Section of the Nagoya Stock Exchange in 1962. By 1969, Makita became the leading power tools maker in the Japanese market and was listed on the First Section of the Tokyo Stock Exchange in 1970. That same year, the Company decided to take advantage of overseas markets and established its first overseas subsidiary in the United States. It also constructed the Okazaki plant, which remains as the primary plant of the Makita Group in Japan. Since then, Makita has expanded its export activity and has established a number of overseas subsidiaries.

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

In 1991, the company changed its name from Makita Electric Works, Ltd. to Makita Corporation.

Makita also acquired Sachs-Dolmar GmbH, a German company, primarily engaged in manufacturing engine driven chain saws, and subsequently renamed it Dolmar GmbH (Dolmar). In 1995, Makita establish a holding company in the United Kingdom to manage and control the operation of its European subsidiaries and also constructed a power tool manufacturing plant in China to reinforce its global production system. The power tool manufacturing plant in China commenced production in the same year.

In 2005, Makita established Makita EU S.R.L., a new subsidiary in Romania, to serve growing markets in Eastern Europe, Russia, Western Europe and the Middle East. In 2006, the Company purchased the automatic nailer business of Kanematsu Nissan-Norin in order to strengthen its pneumatic tool business. In 2007, Makita expanded the production capacity of its China factory by constructing a second production facility. In addition, a new factory in Romania commenced production in April 2007 in order to reduce foreign exchange risks and to provide stable supply capacity for the growing European market. Also in 2007, Makita acquired all outstanding shares of Makita Numazu Corporation (“Makita Numazu”), formerly Fuji Robin Industries, Ltd., or Fuji Robin, for approximately ¥ 2.7 billion in cash and 81,456 Makita shares. In 2008, Makita established new sales subsidiaries in Bulgaria, Colombia, India and Morocco to expand sales and service activities into these emerging markets. Makita also transferred and consolidated the Canada plant with the U.S. plant in order to increase the efficiency of production in North America.

In 2009, Makita established a sales subsidiary as a joint venture in Vietnam. which Makita believes is one of the more promising countries showing high-speed economic growth. Makita Vietnam started its operation in April, 2010. In 2011, Makita established Makita Manufacturing (Thailand) Co., Ltd. The production is scheduled to start by July 2012.

Makita presently sells its products in 150 or more countries and region around the world and manufactures power tools including pneumatic and engine-powered tools in seven countries (Japan, China, the United States, Brazil, the United Kingdom, Germany, and Romania). Makita has 49 consolidated subsidiaries as of March 31, 2011.

Makita Corporation’s registered office is located at 3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture 446-8502, Japan, and its telephone number is +81.566.97.1718. Makita’s agent in the United States is Makita U.S.A., Inc., located at 14930 Northam Street, La Mirada, California 90638-5753, U.S.A.

B. Business overview

In FY2011, approximately 83% of Makita’s sales were outside of Japan, most of which made to professional users worldwide, including those engaged in timber and metal processing, carpentry, forestry, concrete and masonry works.

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

Furthermore, as a medium to long-term strategy, Makita aims to enhance its brand value to attain and maintain the position as a leading multinational, integrated supplier of all types of tools such as power tools for professional use, pneumatic tools and gardening equipment. Makita believes that this goal can be attained through the development of new products that bring high satisfaction to commercial users; concerted global production systems targeting both high quality and cost competitiveness; and the maintenance of industry-leading sales and after-sales service systems nurtured in Japan and extended overseas.

To implement the foregoing, Makita is working to maintain a solid financial structure that responds well to short-term changes in the business environment, including volatile demand, exchange rate fluctuations and various country risks, and to concentrate its management resources in the area of professional-use power tools.

The Great East Japan Earthquake in March 2011 caused little or no damage to Makita’s headquarters and facilities.

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

	Yen in millions, except for percentage amounts						U.S. Dollars in thousands
	Fiscal year ended March 31,
	2009		2010		2011		2011
Power Tools	¥ 214,703	73.0%	¥ 173,998	70.8%	¥ 194,706	71.4%	$ 2,345,856
Gardening Equipments, Household and Other Products	36,916	12.6	34,145	13.9	38,391	14.1	462,542
Parts, Repairs and Accessories	42,415	14.4	37,680	15.3	39,533	14.5	476,301

Total	¥ 294,034	100%	¥ 245,823	100%	¥ 272,630	100%	$ 3,284,699

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

Grinders and sanders are used for smoothing and finishing. Sanders may also be used for polishing. Grinders are mainly used on metal and sanders are used on metal, wood, stone and concrete. Grinders are divided into portable disc grinders, bench grinders. Sanders are classified into disc sanders and orbital sanders and belt sanders.

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

Cordless impact drivers are particularly in high demand across Japanese construction sites. In February 2005, Makita introduced cordless impact drivers powered by lithium-ion batteries instead of the prevailing nickel-metal-hydride batteries for the first time in the industry. Cordless impact drivers employing lithium-ion batteries are smaller and lighter, and the batteries last much longer. Combined with Makita’s proprietary Optimum Charging System, this new product features long-life operation, and has been well received within Japan by professional users. The Optimum Charging System communicates with individual batteries, when charging, recognizes charging records and analyzes the condition, such as the heat, over-discharge, and weakening of the battery. This is Makita’s original technology, which can prolong the life of a battery through optimal and gradual charge carrying out “Active Current Control,” “Active Thermal Control,” and “Active Voltage Control” based on the results of the above analysis.

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

In 2010, Makita introduced new power tool products, such as its 14.4V cordless impact drivers equipped with advanced protection technology for dust/waterdrop proofing, and high pressure and driving-depth-adjustment-enabled pneumatic nailers.

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

In 2010, Makita introduced new pneumatic tools products including high pressure and driving-depth-adjustment-enabled pneumatic nailers.

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

Makita’s line-up also includes electric/engine-powered hedge trimmers, grass cutters, chain saws and lawn mowers. The acquisition of Fuji Robin in FY2008 is contributing to strengthening Makita’s line-up of gardening and engine-powered gardening tools.

In 2010, Makita introduced new gardening equipment products including gardening tools powered by 36V lithium-ion batteries (brush-cutters, chainsaw, hedge trimmers, blower).

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

Principal Markets, Distribution and After-Sale Services

The following table sets forth Makita’s consolidated net sales by geographic area based on customer location for the periods presented:

Consolidated Net Sales by Geographic Area

	Yen in millions, except for percentage amounts						U.S. Dollars in thousands

	2009		2010		2011		2011
Japan	¥ 46,222	15.7%	¥ 42,697	17.4%	¥ 46,065	16.9%	$555,000
Europe	137,113	46.6	109,106	44.4	115,977	42.5	1,397,313
North America	42,289	14.4	34,509	14.0	37,111	13.6	447,121
Asia (excluding Japan)	21,995	7.5	18,373	7.5	23,073	8.5	277,988
Other	46,415	15.8	41,138	16.7	50,404	18.5	607,277

Total	¥ 294,034	100%	¥ 245,823	100%	¥ 272,630	100%	$3,284,699

Japan

Makita believes that most of its domestic sales are made to commercial users. The Japanese Do-It-Yourself, or DIY, market for power tools is growing but the pace of growth is slow. Makita has maintained its leading position in the Japanese market by maintaining close and frequent contact with retailers and users of Makita products. While Makita’s major competitors rely primarily on wholesalers for all aspects of distribution and servicing, Makita has approximately 776 employees directly responsible for the promotion, sale and delivery and after-sale servicing of its products. These employees, operating from 19 branches and 114 sales offices throughout Japan, are assigned sales territories. In addition, Makita has two distribution centers in Osaka and Saitama prefectures. These distribution centers strengthen Makita’s distribution and after-sale service functions.

The majority of Makita’s products are sold through its 11 independent wholesalers. Each wholesaler bears the risk of any bad debts of the retailers for which it has responsibility. The payments by the wholesalers to Makita are in most cases made within 30 to 60 days after sale. In FY2011, Makita sold its products, directly or through wholesalers, to approximately 30,000 retail outlets, and no single retailer accounted for more than 2% of Makita’s domestic sales. In FY2011, Makita’s three largest wholesalers accounted, in the aggregate, for approximately 38% of Makita’s domestic net sales.

Repairs, including free repair service and after-sale services are carried out by Makita’s sales offices.

To strengthen its business in Pneumatic Tools, Makita purchased the nailer business of Kanematsu-Nissan Norin Corp. in January 2006 and has expanded its lineup of pneumatic tools.

During the first half of FY2008, Makita acquired Fuji Robin Industries Ltd. (currently Makita Numazu), a manufacturer of gardening tools, as part of its full-scale entry into the gardening tool business. Fuji Robin’s “mini 4-stroke engine”, its original engine technology is recognized globally as an environmentally “clean engine”. Makita’s agricultural and gardening equipment are expected to have synergistic effect with Fuji Robin’s original engine business.

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

Overseas

As a leading global manufacturer and marketer of power tools, Makita manufactures approximately 91% of its products overseas on a unit basis, and 83% of Makita’s consolidated sales came from overseas markets in FY2011. Overseas sales, distribution, and service are carried out though a network of 41 sales subsidiaries and over 100 branch offices or service centers located in the United States, Canada, Brazil, Mexico, Argentina, Chile, Peru, Australia, New Zealand, Singapore, China, Hong Kong, Taiwan, Korea, the United Kingdom, France, the Netherlands, Belgium, Italy, Greece, Germany, Austria, Poland, the Czech Republic, Hungary, Spain, Portugal, the United Arab Emirates, Romania, Switzerland, Finland, Russia, Ukraine, Slovakia, Bulgaria, Colombia, India ,Morocco and Vietnam. In addition, the Company exports its products directly to its sales subsidiaries, as well as through trading companies, to various countries throughout the world. Makita has nine production bases world wide, out of which seven are located overseas, comprising of two plants in China, one plant in the United States, Brazil, the United Kingdom, Germany, and Romania respectively.

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

Competition

The markets in which Makita sells its products are generally highly competitive. Makita believes that competition in the portable power tool market is based on price, product reliability, design and after-sale services and that its products are generally competitive as to price and enjoy competitive advantage due to their reputation for quality, product reliability and after-sale services. Makita is the largest manufacturer of portable power tools in Japan and, together with one other Japanese competitor, accounts for a substantial majority of the total sales of such products in Japan.

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

Raw Materials and Sources of Supply

Makita purchases raw materials and parts to manufacture its products. The principal raw materials and parts purchased by Makita include plastics, pressed steel plates, aluminum castings, copper wires, switches, gears, blades, batteries, and bearings. The Company procures most of its raw materials from multiple sources. Although most of its parts are each obtained from single suppliers, the company is trying to find any eligible alternative suppliers for precautionary reasons.

As for raw material costs such as coppers and rare metals, Makita expects that they generally maintain an upward trend due to increasing demands for them. Makita purchases raw materials and parts in FY2011, amounted to ¥ 161,165 million. Raw materials and parts are purchased from 426 suppliers in Japan and a number of local suppliers in each country in which Makita performs manufacturing operations. Makita has no single source accounting for more than 10% of Makita’s total purchases of raw materials and parts. Makita also purchases from outside sources finished products such as electric generators, lawn mowers and laser levels and resells these products to its customers under the Makita brand. Makita has not experienced any significant difficulty in obtaining raw materials, parts or finished products.

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

As of March 31, 2011, Makita owned 686 patents and 426 design rights in Japan and 664 patents, 121 utility model registrations and 798 design rights outside Japan. A utility model registration is a right granted under Japanese law to inventions having a practical utility in terms of form, composition or assembly, but embodying less originality than that required for patents. As of March 31, 2011, Makita had made 851 applications for additional patents and 54 applications for additional design rights in Japan as well as 1,050 patents, 47 utility model registrations and 111 design rights applications outside Japan.

The number of Makita’s patents and pending applications has been increasing annually both in Japan and overseas. As of March 31, 2011, the patents held by Makita in Japan consisted of 516 patents in connection with power tools, 119 patents in connection with other products (such as gardening tools and pneumatic tools) and 1 patent in connection with production engineering. Patents held by Makita outside of Japan consisted of 518 patents in connection with power tools and 146 patents in connection with other products.

Even in the event the protection periods of patent rights and other intellectual property rights possessed by Makita expire, Makita believes its business will not be adversely affected because Makita constantly makes a strategic effort to acquire intellectual property rights and effectively utilize intellectual properties. At present, Makita is involved in no major litigation as a defendant.

C. Organizational structure

As of March 31, 2011, the Makita Group consisted of 49 consolidated subsidiaries. The Company is the parent company of the Makita Group. The Company heads the development of products. Domestic sales are made by the Company and 2 domestic subsidiaries and overseas sales are made almost entirely through sales subsidiaries and wholesalers.

The following is a list of significant subsidiaries of the Makita Group.

Company Name	Country of Incorporation	Proportion of Ownership and Voting interest
Makita Numazu Corporation	Japan	100.0%
Makita U.S.A., Inc.	U.S.A.	100.0
Makita Corporation of America	U.S.A.	100.0
Makita Canada Inc.	Canada	100.0
Makita Werkzeug GmbH	Germany	100.0
Dolmar GmbH	Germany	100.0
Makita (U.K.) Ltd.	U.K.	100.0
Makita Manufacturing Europe Ltd.	U.K.	100.0
Makita France S.A.	France	55.0
Makita S.p.A.	Italy	100.0
Makita Oy	Finland	100.0
Makita Werkzeug GmbH	Austria	100.0
Makita Sp. zo. o.	Poland	100.0
Makita (China) Co., Ltd.	China	100.0
Makita (Kunshan) Co., Ltd.	China	100.0
Makita do Brasil Ferramentas Eletricas Ltda.	Brazil	99.9
Makita Gulf FZE	U.A.E.	100.0
Makita (Australia) Pty. Ltd.	Australia	100.0

D. Property, plants and equipment

The following table sets forth information relating to Makita’s principal production facilities as of March 31, 2011.

Location	Floor space (square meters)	Principal products manufactured
Japan;
Makita Corp. Okazaki Plants	135,126	Power tools, etc
Makita Numazu Corporation	21,199	Engine powered agricultural and gardening equipments
Overseas;
Makita (China) Co., Ltd.	35,645	Power tools, etc.
Makita (Kunshan) Co., Ltd.	16,242	Power tools, etc.
Makita Corporation of America	24,053	Power tools, etc.
Dolmar GmbH	17,747	Engine powered forestry equipments
Makita EU S.R.L. (Romania)	13,788	Power tools, etc.
Makita Manufacturing Europe Ltd.	11,520	Power tools, etc.
Makita do Brasil Ferramentas Eletricas Ltda.	6,789	Power tools, etc.

The figures stated above only count in production facilities excluding other facilities, such as warehouse facilities, R&D facilities, sales offices and guard house.

In addition, the Company owns an aggregate of 199,153 square meters of floor space occupied by the head office, R&D facilities, warehouse facilities, a training center, dormitories and sales offices. Makita believes it would require unreasonable effort to track the exact productive capacity and the extent of utilization of each of its manufacturing facilities within a reasonable degree of accuracy, because Makita’s facilities are capable of producing a variety of products depending on the configuration and as market conditions and Makita’s business evolves, Makita adjusts its products, capacity and utilizations accordingly.

Makita’s overseas manufacturing operations are conducted in China, the United States, Brazil, the United Kingdom, Germany and Romania. All buildings and land in these countries, except for land in China which is held under long-term land lease, are owned by Makita. None of the buildings or land that Makita owns in Japan is subject to any mortgage or lien.

Makita leases most of its-sales offices in Japan and substantial majority of its overseas sales offices and premises, except for the following locations which are owned by the respective subsidiary companies;

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

In FY 2011, Makita’s major facility investment included the construction of new sales offices in Germany and Switzerland, and machinery investment of the Makita China Plant.

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

Developed countries in North America and Europe have matured markets for DIY products, and demand for power tools is affected more by changes in consumers spending. Demand for power tools in developing countries is expected to expand as the economic growth increases.

Developments in technology have also driven the market for power tools. In particular, in recent years the development of rechargeable electric tools featuring small, light and high-capacity lithium-ion batteries has resulted in an increased demand for rechargeable electric tools as more users began to replace their conventional power tools, which use NiCad or nickel hydride batteries, with those that use the new lithium-ion batteries.

Makita has established a solid presence worldwide with its portable power tools; however, competition is becoming more severe on a global basis.

During this fiscal year, approximately 83% of Makita’s sales were outside of Japan.

Despite the loss due to yen appreciation against principal currencies, the world economy seems to be recovering from the Lehman Shock and Makita managed to improve both its revenue and its profit.

In Europe, while the economic downturn remains strong in southern countries showing financial deficit, in western countries, the economy, driven by better exportations, personal consumption and investment in plant and equipment, improved.

In North America, the economy recovered moderately as the depreciation of the US dollar strengthened exports and the Christmas campaigns showed good results. However, the housing market remains weak.

In Asia, demand is recovering mainly due to the Chinese economic growth, which after 3 years of relative slow growth improved more than 10% and due to the increase in domestic investment and exportations in Southeast Asian countries.

In countries rich in natural resources like Russia and Brazil, the surge in these resources value contributed to the high recover of the economy.

In Japan, although the housing start surpassed the last year’s level, public investment remained weak for the economy to get recovered. The Great East Japan Earthquake caused little damage to Makita.

There were no casualties to Makita’s staff as a result of the Earthquake. Makita’s domestic production bases being located in Okazaki, Aichi Prefecture and Numazu, Shizuoka Prefecture, are so far away from the epicenter and there has been no damage to Makita’s manufacturing equipment. However, production of a few items was being delayed because of the delayed supply of certain parts and components. There was slight damage to Makita’s sales offices. The earthquake-related expenses and losses totaled approximately ¥56 million including donation of ¥50 million. Although logistics problem keeps Makita from delivering Makita’s products to Makita’s customers in certain affected area, the earthquake had very little impact on our sales during the final three weeks of FY2011.

Under such economic situations, Makita has made a group-wide effort with respect to cost reduction and promoted reinforcement of the management foundation.

On the research and development ground, not only Makita established the Tokyo Technical Center, but also in order to continually expand and improve its tools line-up, including smaller, lighter, low-vibration and low-noise tools, battery tools and gardening tools, Makita is striving to enhance even more its mini engine tools environmentally friendly performances.

In the production area, Makita’s Japanese plants are capable of producing various types of high-value-added products in small quantities, while Makita’s Chinese plants and other overseas plants are engaged in mass production. Reflecting this global production structure, Makita strives to strengthen the production system to be able to maintain high quality of its products while quickly and flexibly responding to rapid changes in customer demand.

In China, Makita is not only adding new machines in order to manufacture engine parts, but also planning to expand its plants. Besides, in Romania too, Makita is introducing new machinery equipment.

In the sales area, Makita reconstructed the headquarters buildings of sales companies in Europe (in Switzerland and Germany), and improved both the tools dispatching function and the distributor training function. Besides, in Russia, Makita established in Saint Petersburg an after-service foothold in order to strengthen its after-sale service system.

In Northern Europe, Makita established branches in both Norway and Sweden in order to strengthen sales and after-sale service systems.

In Southern Europe, in order to strengthen logistics and after-sale activity, Makita started sales operations in Portugal in October 2010. In order to strengthen the global production activities, Makita established Makita Manufacturing (Thailand) Co., Ltd. in Thailand in March 2011 which is the production facility second to China in Asia. The plant is scheduled to start production in July 2012 strengthening supply capacity for demand increasing Southeast Asia market.

During the FY2011, the global economy improved. Although the Japanese economy was in a slow recovery phase, China witnessed double-digit economic growth, and actively expanded import. In Northern America and Western Europe, as the currencies depreciated, exportations increased and advanced countries saw their economy generally recovering, with Germany heading the list. In Southeast Asia too, the economy recovered principally in reason of the increase both domestic investment and exportations.

As a result, despite the loss due to the surge in Japanese yen appreciation against the major currencies, Makita managed to improve its revenue, consolidated net sales increased by 10.9% compared with FY2010 to ¥272,630 million.

Makita’s management goal is to generate substantial profits and maintain a 10% operating margin (ratio of operating income to net sales) through sustainable growth on a consolidated basis. Furthermore, as a medium-to long-term strategy, Makita aims to enhance its brand value to attain and maintain the position as a leading multinational, integrated supplier of all types of tools such as power tools for professional use, pneumatic tools and gardening equipment.

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

As part of the Company’s policy to maximize shareholders return, the Company paid an interim dividend of ¥15 per share in November 2010 and a year-end dividend of ¥51 per share in June 28, 2011.

The following table sets forth Makita’s income statement for each of the years ended March 31, 2009, 2010 and 2011.

	Yen in millions, except for percentage amounts							U.S. Dollars in thousands
	2009		2010		2011			2011
							Change
NET SALES	¥294,034	100%	¥245,823	100%	¥272,630	100%	10.9%	$3,284,699
Cost of Sales	170,894	58.1	149,938	61.0	167,851	61.6	11.9	2,022,301

GROSS PROFIT	123,140	41.9	95,885	39.0	104,779	38.4	9.3	1,262,398
Selling, general, administrative and others, net	73,065	24.9	65,495	26.6	62,870	23.0	(4.0)	757,470

OPERATING INCOME	50,075	17.0	30,390	12.4	41,909	15.4	37.9	504,928
OTHER INCOME (EXPENSES)
Interest and Dividend Income	1,562	0.5	881	0.3	1,313	0.5	49.0	15,819
Interest Expense	(236)	(0.1)	(71)	(0)	(33)	0	(53.5)	(398)
Exchange Gains(Losses) on Foreign currency transactions	(3,408)	(1.1)	2,044	0.8	(591)	(0.2)	-	(7,120)
Realized Gains(Losses) on Securities	(3,548)	(1.2)	274	0.1	132	0	(51.8)	1,590
Other, net	(2)	(0)	-	-	-	-	-	-

Total	(5,632)	(1.9)	3,128	1.2	821	0.3	(73.8)	9,891

INCOME BEFORE INCOME TAXES	44,443	15.1	33,518	13.6	42,730	15.7	27.5	514,819
Provision for Income Taxes	10,731	3.6	10,952	4.4	12,459	4.6	13.8	150,108

NET INCOME	33,712	11.5	22,566	9.2	30,271	11.1	34.1	364,711

Net income attributable to the noncontrolling interest	(426)	(0.2)	(308)	(0.1)	(366)	(0.1)	18.8	(4,410)

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	¥33,286	11.3%	¥22,258	9.1%	¥29,905	11.0%	34.4%	$360,301

Currency Fluctuations

Makita is affected by fluctuations in foreign currency exchange rates due to its business spanning the global market. Makita is primarily exposed to fluctuations of the Japanese yen against the euro, the U.S. dollar, as well as other currencies of countries where Makita does business. Makita’s consolidated financial statements, presented in Japanese yen, are affected by currency exchange rate fluctuations through both translation and transaction risks. Translation risk is the risk that Makita’s consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates between the Japanese yen and the currencies in which the subsidiaries prepare their financial statements. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior accounting periods and among various geographic markets, the translation effect is a reporting consideration and does not reflect Makita’s underlying results of operations. Transaction risk is the risk that the currency structure of Makita’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Makita enters into foreign exchange forward contracts in order to hedge a portion of its transaction risk. That has reduced, but not eliminated, the effects of exchange rate fluctuations against the Japanese yen, which in future years might have significant impact.

Generally, the depreciation of the Japanese yen against other currencies, particularly the euro, has a positive effect on Makita’s operating income and net income. Conversely, the appreciation of the Japanese yen against other currencies, particularly the euro, has the opposite effect. In FY2011, the Japanese yen continued to appreciate against major currencies Makita uses for business, and this was truly the case with euro.

Impact of March 11, 2011 Earthquake and Related Tsunami

The March 11, 2011 earthquake and resulting tsunami caused no significant disruption to Makita’s business and no significant damage to the Makita’s owned facilities and assets. Damage losses, which were charged to cost and expenses, for the year ended March 31, 2011 approximated ¥6 million. The most significant cost incurred as a result of the event pertains to cash donation totaling ¥50 million made by Makita to certain organization to assist it with restoration and repair activities in the affected areas.

FY2011 compared to FY2010

Net Sales

Makita’s consolidated net sales for FY2011 amounted to ¥272,630 million, an increase of 10.9%, or ¥26,807 million, from FY2010. In FY2011, the average Japanese yen-U.S. dollar exchange rate was ¥85.73 for U.S. $ 1.00, representing a 7.7% appreciation of the Japanese yen compared to the average exchange rate in FY2010. The average Japanese yen-euro exchange rate in FY2011 was ¥113.12 for 1.00 euro, representing a 13.8% appreciation of the Japanese yen compared to the average exchange rate in FY2010. Excluding the effect of currency fluctuations, consolidated net sales would have increased by 19.3% or ¥47,426 million in FY2011.

During the year, Japanese yen appreciated over other currencies averagely 8.3%. That unfavorable currency translation effect reduced Makita’s sales by ¥20,619 million.

In terms of product type, the sales of power tools increased by 11.9%, or ¥20,708 million; the sale of gardening and household products increased by 12.4%, or ¥4,246 million; and revenue from parts, repairs and accessories increased by 4.9%, or ¥1,853 million. Increase in sales of Makita’s main products including grinders, hammer drills and driver drills ranged between 10% and 16%. The ratio of sale of cordless power tools to total sales of products increased to 34.9% in FY2011 from 34.5% in FY2010.

Sales by region

In Japan, Makita witnessed increase in sales by 7.9%, or ¥3,368 million, to ¥46,065 million. Sales in Europe after translation into Japanese yen increased by 6.3%, or ¥6,871 million, to ¥115,977 million. In North America, sales increased by 7.5%, or ¥2,602 million, to ¥37,111 million. In Asia, excluding Japan, sales increased by 25.6%, or ¥4,700 million, to ¥23,073 million. In Other regions, including Central and South America, Australia, Middle East and Africa, sales increased by 22.5%, or ¥9,266 million, to ¥50,404 million.

In Japan, income increased due to the high sales of new tools such as lithium-ion batteries powered tools and pneumatic nailers.

In Europe, personal consumption kept strong and demand continued steady. In Southern Europe, unemployment rate remained high and demand was slow to recover. In Eastern Europe, demand recovery varied from country to country. In Russia, demand was steady as in addition to a full-scale recover in manufacturing, transportation and communication industry, natural resources value also surged, resulting in a raise in exportation and a positive economic growth. Net sales in local currency increased in Western Europe by 15.4% and in Eastern Europe and Russia by 32.0%. In total, excluding the effect of currency translation, sales in Europe increased by 21.3%, or ¥23,244 million. Although the sales in local currencies were robust as such, because the euro and the British pound depreciated by 13.8% and by 10.2%, respectively against the Japanese yen year-over-year, sales figure in Japanese yen were partially offset by unfavorable currency translation effects. Net sales after translation into Japanese yen increased in Eastern Europe and Russia by 16.1%, the United Kingdom by 3.9%, and Germany by 5.5%, and decreased in France by 2.2%.

In North America, especially in the United States, because personal spending was on the way to recovery which was evidenced by the brisk Christmas sales, Makita recorded increased sales.

The yen appreciated by 7.7% against the U.S. dollar. Excluding the effect of currency translation, sales in North America increased by 14.7%, or ¥5,064 million.

In Asia excluding Japan, strong infrastructure development in public investment, and office and commercial facilities construction in private sectors in Southeast Asia resulted in an economic recovery especially in the manufacturing industry. Thus, Makita’s income in Asia increased in FY2011. Excluding the effect of currency translation, sales in Asia increased by 29.2%, or ¥5,369 million.

In Other regions, net sales in Central and South America, inclusive of Brazil, kept steady and increased by 33.3%, to ¥20,295 million. Thanks to new lithium-ion battery products introduced in Australia, sales in Oceania increased by 17.3% to ¥15,383 million. In the Mid-East and Africa, sales increased primarily due to the recovering market in the countries of the Gulf after the “Dubai Crisis”. Net sales after translation into Japanese yen increased by 15.1%, to ¥14,726 million.

On a year-over-year basis, the Australian dollar rose by 2.3% against the Japanese yen and Brazil’s Real declined by 0.5%. Excluding the effect of currency translation, sales in Other regions increased by 25.2%, or ¥10,381 million.

Review of Performance by Product Group

Power Tools

The Power Tools group offers a wide range of products such as drills, grinders and sanders, rotary hammers and hammer drills, demolition hammers and electric breakers, cordless impact drivers, circular saws, slide compound saws and cutters. These products represent the largest portion of Makita’s net sales.

In FY2011, sales of power tools increased by 11.9% from the previous fiscal year to ¥194,706 million, accounting for 71.4% of consolidated net sales. In Japan, sales of power tools increased by 15.6% to ¥20,835 million, accounting for 45.2% of the domestic net sales. Overseas sales of power tools increased by 11.5% to ¥173,871 million, accounting for 76.7% of overseas net sales.

New products launched during FY2011 included Makita’s 14.4V cordless impacts drivers equipped with advanced protection technology for dust/waterdrop proofing, and high pressure and driving-depth-adjustment-enabled pneumatic nailers.

Gardening Equipments, Household and Other Products

Principal products in Makita’s gardening and household products group include chain-saws, brush-cutters, vacuum cleaners and cordless cleaners.

In FY2011, sales of gardening equipments, household and other products increased by 12.4%, to ¥38,391 million, which accounted for 14.1% of consolidated net sales. Domestic sales of gardening equipments, household and other products increased by 1.7%, to ¥13,691 million, accounting for 29.7% of total domestic sales. Overseas sales of the product category increased by 19.4%, to ¥24,700 million, accounting for 10.9% of total overseas sales in FY2011.

New products launched during FY2011 included gardening tools, cordless compact, vacuum cleaners, tools powered by 36V lithium-ion batteries (brush-cutters, chainsaw, hedge trimmers, blower).

Makita engages in the production of engine-equipped gardening equipments and cordless gardening equipments powered by batteries that are environment-friendly in terms of noise and exhaust emissions, and therefore future sales expansion is anticipated.

Parts, Repairs and Accessories

Makita’s after-sales services include the sales of parts, repairs and accessories.

In FY2011, the sales of parts, repairs and accessories increased by 4.9%, to ¥39,533 million, accounting for 14.5% of consolidated net sales. Domestic sales of parts, repairs, and accessories increased by 2.9% to ¥11,539 million, accounting for 25.1% of domestic net sales. Overseas sales of parts, repairs and accessories increased by 5.8%, to ¥27,994 million, accounting for 12.4% of overseas net sales.

Gross Profit

Gross profit on sales increased by 9.3%, or ¥8,894 million, to ¥104,779 million. As the demand for power tools bounced back from the prolonged inventory adjustment stage triggered by the Lehman Shock, Makita’s plant utilization ratio was improved resulting in a lower ratio of production overhead costs in both domestic and overseas plant. However, appreciation of Japanese yen gave adverse effect on our sales figure of overseas sales subsidiaries when translated into Japanese yen. The gross profit margin dropped 0.6 points from 39.0% to 38.4%.

Selling, general, administrative and others, net

Selling, general, administrative and others, net for FY2011 decreased by 4.0%, or ¥2,625 million to ¥62,870 million compared with FY2010. One the one hand, research and development costs as well as advertising costs have been increased and shipping and handling costs increased proportionally to the sales. On the other hand, impairment of long-lived assets, legal expenses, warehouse rent and loss on disposal of fixed asset decreased. In addition, one of the subsidiaries, Makita Brazil, received tax benefits from the applicable state governments on value added taxes and appreciated Japanese yen rate had a favorable effect on translation of selling, general, administrative and others, net of foreign subsidiaries.

Selling, general, administrative and others, net excluding the impact of currency fluctuations increased by 2.2%, or ¥1,447 million compared with FY2010. The ratio of selling, general, administrative and others, net to sales improved by 3.6 points from 26.6% in FY2010 to 23.0% in FY2011.

Operating Income

Operating income for FY2011 increased by 37.9%, or ¥11,519 million, to ¥41,909 million. This was mainly because the favorable impacts of increase in sales volume and cost-efficiency due to increased production volume surpassed the unfavorable impact of adverse currency translation. Operating margin increased by 3.0 points, from 12.4% to 15.4% compared with FY2010.

Other Income (Expenses)

Other income, net for FY2011 decreased to ¥821 million from ¥3,128 million for FY2010. Interest and dividend income increased by ¥432 million from ¥881 million for FY2010 to ¥1,313 million for FY2011 primarily due to the increase in amounts invested in interest bearing time deposits during FY2011. However, a net foreign exchange loss of ¥591 million was incurred in FY2011, primarily resulting from appreciation of Chinese Renmin yuan, compared to FY2010, when we recognized a net foreign exchange gain of ¥2,044 million mainly from an amended agreement to convert a loan payable to the Company from U.S. dollars to Japanese Yen.

As the Company operates using only its equity capital, and the subsidiaries are financed by loans from within the Makita Group, the variation in interest expense is insignificant.

Income Before Income Taxes

Income before income taxes for FY2011 increased by 27.5%, or ¥9,212 million, to ¥42,730 million. The ratio of income before income taxes to sales in FY2011 improved by 2.1 points, from 13.6% to 15.7%, compared with FY2010.

Provision for Income Taxes

Provision for income taxes for FY2011 amounted to ¥12,459 million, an increase of 13.8%, or ¥1,507 million, compared with FY2010. The effective tax rate for FY2011 was 29.2%, a decrease of 3.5 points from 32.7% for FY2010. This was mainly because the valuation allowance for deferred tax assets was reduced to ¥1,640 million reflecting improved projection for future taxable income in the Japan segment which was partially offset by build-up of valuation allowance for deferred tax assets in the Europe segment.

Net Income Attributable to Makita Corporation

As a result of the above, net income for FY2011 increased by 34.4%, or ¥7,647 million, to ¥29,905 million compared with FY2010. Net income ratio to sales increased by 1.9 points, to 11.0% in FY2011 from 9.1% in FY2010.

Earnings per Share

Basic earnings per share of common stock increased to ¥217.1 in FY2011 from ¥161.6 in FY2010.

Regional Segments

Segment information described below is based on the location of the Company and its relevant subsidiaries. Sales by segment shows are based on shipment routes and, accordingly differ from the geographic area information provided elsewhere in this document.

Makita evaluates the performance of each operating segment based on U.S.GAAP information. Segment profit and loss is measured in a consistent manner with consolidated operating income, which is earnings before income taxes excluding interest and dividend income, interest expense, foreign currency transaction exchange gains and losses, realized gains and loses on investment securities, and other.

Transactions between business segments are carried out at arm’s-length prices.

Japan Segment

In FY2011, sales in the Japan segment increased by 27.3%, to ¥113,424 million. Sales to external customers increased by 11.5% to ¥62,194 million, which accounted for 22.8% of consolidated net sales. The increase reflects increase in sales in domestic market which was driven by strong sales of newly introduced lithium-ion battery products and airnailer products, and also reflects the surge in exports to Asia (exports to China factory) and Western Europe (exports to UK factory) constituting inter-segment sales within the Japan segment. Due to this increase in sales, this segment was able to sufficiently absorb its fixed charges and to improve cost of sales ratio, and recognized no impairment loss of long-lived assets, resulting in improved operating income of ¥10,519 million in FY2011. In FY2010, Makita recorded impairment losses of ¥1,605 million for goodwill and long-lived assets in one of our subsidiaries, Makita Numazu.

Europe Segment

In FY2011, sales in the Europe segment increased by 5.7% to ¥118,725 million. Sales to external customers increased by 5.5%, to ¥115,554 million, which accounted for 42.4% of consolidated net sales. The increase is mainly due to surge in sales in Eastern Europe and Russia effectively absorbing the depreciation of European currencies. Among other things, in Russia, owing to the skyrocketing oil prices, economy recovered to resume once-suspended construction and demand for power tools surged. Due to the appreciated Chinese Renmin yuan and uprising personnel expenses in China, production cost in Makita’s Chinese manufacturing plants increased, and cost of goods sold in European sales subsidiaries which imported from the Chinese plants were boosted accordingly. Although the selling, general, administrative and others, net in local currencies increased due to the increase in personnel expenses and shipping and handling costs, and impairment losses incurred in one of Makita’s subsidiaries, Dolmer, they decreased when translated into Japanese yen, because the local currencies generally continued weak during the year. Accordingly, segment operating income increased by 3.8%, to ¥13,364 million.

North America Segment

In FY2011, sales in the North America segment increased by 11.4%, to ¥40,552 million. Sales to external customers increased by 8.8% to ¥37,573 million, which accounted for 13.8% of consolidated net sales. Sales increased due to strong sales of lithium-ion battery products and to Christmas campaigns mainly targeting home improvement centers. In the U.S, plant, as the operating ratio increased due to raise in production volume, the ratio of fixed charges in manufacturing cost decreased. Accordingly, the consolidated operating income increased by 415%, to ¥1,854 million.

Asia Segment

In FY2011, sales in the Asia segment increased by 70.0% to ¥113,581 million. Sales to external customers increased by 37.3%, to ¥12,365 million, which accounted for 4.5% of the consolidated net sales. This was due to the strong demand for power tools driven by strong infrastructure development in public investment, and office and commercial facilities construction in private sectors as well as rising personal income level supported by strong export performance and climbing prices for agricultural products.

Due to the appreciated Chinese Renmin yuan and uprising raw materials cost, production cost in Makita’s Chinese manufacturing plants increased, and cost of goods sold in Asian sales subsidiaries which imported from the Chinese plants were boosted accordingly. However, due to surge in sales, segment operating income increased by 46.5%, to ¥13,006 million in FY2011.

Other Segment

FY2011, sales in the Other segment increased by 21.4% to ¥45,060 million. Sales to external customers increased by 21.4%, to ¥44,944 million. It is principally due to the influence of the increase in sales in the Central and South America and Oceania Region. Sales to external customers accounted for 16.5% of the consolidated net sales. In the Central and South America region, especially in Brazil, demand remained steady and the sales in local currency were strong. Brazil Real keeping steady, the sales translated into Japanese yen also increased. After moving, Brazilian manufacturing facility recorded improved cost of sales ratio with greater efficiency in production line after the moving. Selling, general, administrative and others, net were reduced due to the tax benefits received from Brazilian state governments on value added taxes. In Oceania, sales increased thanks to lithium-ion battery products, and stronger Australian dollar improved the cost of sales ratio and profitability. Sales in a Japanese yen basis also increased from the last year. In the Middle East region, demand reached a high level as the market is recovering from the economic crisis experienced in Dubai and sales surged during the year thanks to the increased demand in construction, although the 4th quarter growth rate slowed due to the political unrest erupted across North Africa. The purchase cost increased due to the appreciation of the Japanese yen against the U.S. dollar and also appreciation of Chinese Renmin Yuan against the U.S. dollar.

Accordingly, segment operating income increased by 195.0%, to ¥6,414 million, in FY2011.

FY2010 compared to FY2009

Net Sales

Makita’s consolidated net sales for FY2010 amounted to ¥245,823 million, a decrease of 16.4%, or ¥48,211 million, from FY2009. In FY2010, the average Japanese yen-U.S. dollar exchange rate was ¥92.89 for U.S. $1.00, representing a 7.8% appreciation of the Japanese yen compared to the average exchange rate in FY2009. The average Japanese yen-euro exchange rate in FY2010 was ¥131.18 for 1.00 euro, representing a 8.9% appreciation of the Japanese yen compared to the average exchange rate in FY2009. Excluding the effect of currency fluctuations, consolidated net sales would have decreased by 9.1% or ¥ 26,682 million in FY2010.

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

Sales by region

In Japan, the number of new housing construction has been stagnant due to the implementation of a more stringent Building Standards Law and global financial crisis. Consequently, demand for power tools has not recovered, leading to a decrease in sales by 7.6%, or ¥ 3,525 million, to ¥ 42,697 million.

In Europe, demand in Germany and France was steady, but recovery was slow in Spain, Italy and other Southern European countries, Eastern European countries and Russia. Excluding the effect of currency translation, sales in Europe decreased by 9.2%, or ¥ 12,595 million. The drop in the exchange rates of local currencies had a significant negative impact. The euro depreciated by 8.9% and the British pound by 15.2% against the Japanese yen year-over-year. Partly due to the considerable drop in the exchange rates of local currencies, sales in Europe after translation into Japanese yen decreased by 20.4%, or ¥ 28,007 million, to ¥ 109,106 million. Net sales in local currency terms decreased in Western Europe by 5.7% and in Eastern Europe and Russia by 14.5%. Net sales after translation into Japanese yen decreased in Eastern Europe and Russia by 28.6%, the United Kingdom by 26.2%, Germany by 8% and France by 8.2%.

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

As a result, sales in North America decreased by 18.4%, or ¥ 7,780 million, to ¥ 34,509 million. The appreciation of the yen by 7.8% against the U.S. dollar was also a contributing factor to the decline of net sales in North America. Excluding the effect of currency translation, sales in North America decreased by 11.9%, or ¥5,013 million.

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

In the second half, governments of Asian countries implemented economic stimulating measures, including improvement of infrastructures, and the economies expanded in China and India. Sales in Asia started to become active supported by the signs of economic recovery in the United States and in Europe. Businesses in Asia seems to have started to recover.

Excluding the effect of currency translation, sales in Asia decreased by 13.2%, or ¥ 2,897 million.

Net sales in Asia excluding Japan after translation into Japanese yen decreased by 16.5%, or ¥ 3,622 million, to ¥ 18,373 million.

In Other regions, net sales in Central and South America after translation into Japanese yen decreased by 9.0%, to ¥ 15,228 million. Sales on a local currency basis were strong in Brazil and other countries. However, sales on a Japanese yen basis were negatively affected by the stronger Japanese yen against local currencies. In Oceania, net sales after translation into Japanese yen decreased by 0.7%, to ¥ 13,116 million, however, net sales on the local currency basis increased by 3.1%. Demand in Australia was strong and sales of gardening equipment via home improvement centers increased. However, sales on a Japanese yen basis were negatively affected by the stronger Japanese yen against Australian dollars. The Australian dollar fell by 2.4% against the Japanese yen and Brazil’s Real declined by 5.7% (year-over-year comparison on exchange rates for net sales).

In the Mid-East and Africa, net sales in translation into Japanese yen decreased by 22.3%, to ¥ 12,794 million. The market environment in the Middle East and Africa was severe mainly due to the impact of the “Dubai crisis”.

As a consequence, excluding the effect of currency translation, sales in Other regions decreased by 5.7%, or ¥ 2,652 million. Sales in Other regions after translation into Japanese yen decreased by 11.4%, or ¥ 5,277 million, to ¥ 41,138 million.

Review of Performance by Product Group

Power Tools

The Power Tools group offers a wide range of products such as drills, grinders and sanders, rotary hammers and hammer drills, demolition hammers and electric breakers, cordless impact drivers, circular saws, slide compound saws and cutters. These products represent the largest portion of Makita’s net sales.

In FY2010, sales of power tools decreased by 19.0% from the previous fiscal year to ¥ 173,998 million, accounting for 70.8% of consolidated net sales. In Japan, sales of power tools decreased by 13.3% to ¥ 18,021 million, accounting for 42.2% of the domestic net sales. Overseas sales of power tools decreased by 19.6% to ¥ 155,977 million, accounting for 76.8% of overseas net sales.

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

New products launched during FY2010 included cordless compact vacuum cleaners powered by lithium-ion batteries, cordless brushcuttters powered by 36V lithium-ion batteries, lightweight petrol hedge trimmers.

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

The gross profit margin dropped 2.9 points from 41.9% to 39.0% . Sales by overseas sales companies decreased on a Japanese yen basis due to appreciation of the Japanese yen against local currencies. Also, the ratio of production labor costs and expense increased in Japanese and overseas plants because plant utilization decreased due to reduction in production volume reflecting adjustments to inventory volumes.

Selling, general, administrative and others, net

Selling, general, administrative and others, net for FY2010 decreased by 10.4%, or ¥7,570 million to ¥65,495 million compared with FY2009. Primarily because product transportation costs decreased due to lower sales. Cost saving efforts, such as reduction of advertising and travel expenses, were also implemented. Selling, general, administrative and others, net excluding the impact of currency fluctuations decreased by 4.6%, or ¥ 3,347 million compared with FY2009. The ratio of selling, general, administrative and others, net to sales rose by 1.7 points from 24. 9% in FY2009 to 26.6% in FY2010.

In addition, Makita recognized ¥ 1,605 million of impairment losses on goodwill and long-lived assets of Makita Numazu, a Japanese equity of Makita acquired by the Company in FY2008 and net losses on disposal or sales of property, plant and equipment of ¥ 284 million in FY2010, compared with net losses of ¥ 430 million in FY2009.

Operating Income

As a result of the above, operating income for FY2010 decreased by 39.3%, or ¥ 19,685 million, to ¥ 30,390 million. This decrease was mainly due to currency fluctuations and decrease in sales. Operating margin decreased by 4.6 points, from 17.0% to 12.4% compared with FY2009.

Other Income (Expenses)

In FY2010, other income was ¥3,128 million, compared with other expense of ¥5,632 million in FY2009.

The major components of other income were as follows:

(1)	The amount of foreign exchange gain was ¥2,044 million, due to foreign exchange gain mainly in Brazil resulting from transfer of loan payable to the Company from U.S. Dollar basis to Japanese yen basis according to the renewal of the loan contract.
(2)	Realized gain on securities amounted to ¥274 million, compared with realized losses on securities of ¥3,548 million in FY2009. This gain was mainly due to the recovery of stock price.

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

Net Income Attributable to Makita Corporation

As a result of the above, net income for FY2010 decreased by 33.1%, or ¥11,028 million, to ¥22,258 million compared with FY2009. Net income ratio to sales decreased by 2.2 points, to 9.1% in FY2010 from 11.3% in FY2009.

Earnings per Share

Basic earnings per share of common stock decreased to ¥161.6 in FY2010 from ¥236.9 in FY2009.

Regional Segments

Segment information described below is based on the location of the Company and its relevant subsidiaries. Sales by segment shows are based on shipment routes and, accordingly differ from the geographic area information provided elsewhere in this document.

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

Due to this drop in sales, this segment was not able to absorb its fixed charges sufficiently and recognized ¥ 1,605 million in an impairment loss resulting from the revaluation of goodwill and long-lived assets of Makita Numazu acquired by the Company in FY2008.

Accordingly, this segment recoded operating losses of ¥ 643 million.

Europe Segment

In FY2010, sales in the Europe segment decreased by 20.6% to ¥ 112,293 million. Sales to external customers decreased by 20.2%, to ¥ 109,484 million, which accounted for 44.5% of consolidated net sales.

The decrease is mainly due to a sharp drop in sales in Eastern Europe and Russia, and depreciation of local currencies in Europe.

In addition, cost of sales increased as the cost of products manufactured in Japan and China plants increased.

The depreciation of the Euro and other European currencies resulted in further increases in cost of sales.

Depreciation expense increased due to renovation of buildings and warehouses of certain of the European sales subsidiaries.

Accordingly, segment operating income decreased by 34.7%, to ¥ 12,875 million.

North America Segment

In FY2010, sales in the North America segment decreased by 22.8%, to ¥36,394 million. Sales to external customers decreased by 18.6% to ¥34,547 million, which accounted for 14.1% of consolidated net sales.

A sharp decline in sales occurred during the first half of FY2010 in the United States, most notably a significant decrease in sales at specialty stores for professional applications. The condition of the construction market in the United States remained severely depressed through the first half of FY2010. Although Christmas campaigns mainly targeting home improvement centers contributed strongly to sales results in the second half of FY2010, housing demand remained low throughout the fiscal year. In Canada, demand dropped sharply in the first half of the year due to a delayed impact of the financial recession.

In North America, sales to the Home Center channel, which generate lower profit margins increased as a percentage of the total sales. In the U.S, plant, as the operating ratio decreased due to drop in production volume, the ratio of fixed charges in manufacturing cost increased. Accordingly, operating income decreased by 57.4%, to ¥360 million.

Asia Segment

In FY2010, sales in the Asia segment decreased by 30.9% to ¥66,827 million. Sales to external customers decreased by 9.5%, to ¥9,007 million, which accounted for 3.7% of the consolidated net sales.

This decrease is primarily due to significantly decreased demand in the first half of the fiscal year, despite a slight recovery in demand in Southeast Asian countries during the second half of the year. In the second half of FY2010, certain governments of Asian countries implemented economic stimulation measures, including improvements to infrastructure, and the economies expanded in China and India.

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

In the Central and South America region, especially in Brazil, demand remained steady and sales in the gardening tools increased in comparison with the previous fiscal year. However, in the second half of FY2010, the Brazil Real depreciated, which resulted in an increase in the cost of sales. Selling, general, administrative and others, net expenses increased due to the transfer of production from one plant in Brazil to another. Sales on a local currency basis were strong in Brazil and other Central and South America countries. However, sales on a Japanese yen basis were negatively affected by the appreciation of the Japanese yen against local currencies.

Demand in Australia was strong and sales of gardening equipment via home improvement centers increased.

The Australian dollar depreciated slightly, which resulted in an increase in the cost of sales. The profit decreased mainly due to an increase of lower margin gardening equipment sales as a percentage of total sales.

However, sales on a Japanese yen basis were negatively affected by the appreciation of the Japanese yen against Australian dollars.

In the Middle East region, demand in the construction market throughout FY2010 was further weakened by the economic crisis experienced in Dubai. The purchase cost increased due to the appreciation of the Japanese yen against the U.S. dollar.

Accordingly, segment operating income decreased by 55.2%, to ¥2,174 million, in FY2010.

CRITICAL ACCOUNTING POLICIES

Makita believes that the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements and accompanying note.

Revenue Recognition

Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

Makita offers sales incentives to qualifying customers through various incentive programs.

Revenues are reported net of these sales incentives.

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

The following table shows the changes in accruals for volume-based rebates, cooperative advertising and cash discounts for the years ended March 31, 2009, 2010 and 2011:

	Yen in millions			U.S. Dollars in thousands
	For the year ended March 31,
	2009	2010	2011	2011
Volume-based Rebates:
Actual payment for the year	¥(11,662)	¥(7,672)	¥(7,835)	$(94,398)
Charge to earnings for the year	8,949	7,738	8,736	105,253
Translation adjustments	804	(117)	(111)	(1,337)
Accrued expense or deduction of account receivable(BS) as of March 31	3,064	3,013	3,803	45,819
Cooperative Advertisings:
Actual payment for the year	(2,662)	(1,544)	(2,209)	(26,614)
Charge to earnings for the year	2,352	1,704	2,296	27,663
Translation adjustments	43	7	(30)	(361)
Accrued expense or deduction of account receivable(BS) as of March 31	189	356	413	4,976
Cash Discounts:
Actual payment for the year	(5,514)	(4,281)	(5,184)	(62,458)
Charge to earnings for the year	5,444	4,420	5,069	61,072
Translation adjustments	14	8	(28)	(337)
Accrued expense or deduction of account receivable(BS) as of March 31	¥340	¥487	¥344	$4,145

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

Revaluation of inventories, losses on inventory write-downs or write-offs, which are included in costs of sales in the consolidated statements of income, are charged as incurred and totaled ¥990 million, ¥195 million and ¥709 million for the years ended March 31, 2009, 2010 and 2011, respectively. Inventory write-downs for the year ended March 31, 2011 include ¥3 million of damaged inventory caused by the March 11, 2011 earthquake and resulting tsunami in Japan.

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

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Makita presumes a decline in value to be other-than-temporary if the fair value of the security is a certain percentage below its original cost for an extended period of time. The assessment of whether a decline in the value of an investment is other-than-temporary is often subjective in nature and involves certain assumptions and estimates concerning the expected operating results and business plans of the issuer of the security. Accordingly, it is possible that investments in Makita’s portfolio that have had a decline in value that Makita currently believes to be temporary may be determined to be other-than-temporary in the future based on Makita’s evaluation of subsequent information such as continued poor operating results, continuing broad declines in the value of worldwide equity markets and the effect of worldwide interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized and reduce income in future periods. Impairment losses on securities were ¥4,059 million in FY2009, ¥228 million in FY2010 and ¥199 million in FY2011, respectively.

Allowance for Doubtful Receivables

Makita performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by Makita’s review of their current credit information. Makita continuously monitors collections and payments from its customers and maintains a provision for probable estimated credit losses based upon its historical experience and any specific customer collection issues that Makita has identified. The estimated amount for doubtful receivables is calculated on the basis of the following elements: the ratio of past bad debts against regular account receivables, as well as the credit standing by customers and the examination of the account receivables which have not been collected yet after the due date against specific doubtful account receivables. Further, when the payment ability of one of the customers becomes doubtful as a result of its filing for bankruptcy or the deterioration of its operating results, Makita establishes additional valuation allowances. Any credit losses have historically been within Makita’s expectations and the provisions established. However, Makita cannot guarantee that it will continue to experience the similar credit loss rates that it has in the past. Changes in the underlying financial condition of its customers could result in a material impact to Makita’s consolidated results of operations and financial condition.

Makita recorded bad debt expenses of ¥474 million, ¥152 million, and ¥223 million, for the years ended March 31, 2009, 2010 and 2011, respectively. Makita has a large customer base that is geographically dispersed. Consequently, significant concentration of credit risk is not considered to exist. No single customer accounted for more than 10% of Makita’s total accounts receivable in 2009, 2010 and 2011.

Impairment of Long-lived Assets

Makita believes that impairment of long-lived assets is critical for its financial statements because Makita has significant amounts of property, plant and equipment, the recoverability of which could significantly affect its operating results and financial condition. Makita performs an impairment review for long-lived assets held and used, including amortizable intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be fully recoverable. This review is based upon Makita’s projections of expected undiscounted future cash flows. Estimates of the future cash flows are based on the historical trends adjusted to reflect the best estimate of future operating conditions. Makita believes that its estimates are reasonable. However, different assumptions regarding such cash flows could materially affect Makita’s evaluations. An impairment loss would be recognized when estimated undiscounted future cash flows from the operation and disposition of the asset group are less than the carrying amount of the asset group. If an impairment is determined to exist, the impairment loss is calculated as the excess of the carrying amount of the asset group over its fair value. Impairment losses on long-lived assets to be disposed of, if any, are based on the fair value less costs of disposal. Fair value is determined based on recent transactions involving sales of similar assets, by discounting expected future cash flows, or by using other valuation techniques. Makita’s estimate of future cash flows requires management to make projections and to apply judgment, including forecasting future operating results and estimating useful lives of the asset. Estimate of future cash flow can be affected by factors such as future sales and expenses, market and operating conditions. If actual market and operating conditions under which assets are operated are less favorable than those projections made by management, resulting in lower expected future cash flows or a shorter expected future period to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and in turn affect Makita’s consolidated results of operations and financial condition. Makita did not recognize any impairment loss of long-lived assets in FY2009, however Makita recognized impairment loss of long-lived assets of ¥354 million in FY2010 and ¥262 million in FY2011. Management determined that no impairment of long-lived assets occurred as a result of the March 11, 2011 earthquake and resulting tsunami in Japan.

Impairment of Goodwill

Makita conducts goodwill impairment assessment annually and at any time if an event occurs or circumstances change and that would indicate possibility of goodwill impairment. The annual goodwill impairment assessment date is December 31. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment compares the fair value of a reporting unit where the relevant goodwill is assigned with its carrying amount. If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, compares the implied fair value of the goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. In the first step of the goodwill impairment assessment, Makita uses an income approach to derive a present value of the reporting unit’s projected future annual cash flows and the present residual value of the reporting unit. Makita uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, Makita believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. Makita uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. Makita also estimates fair value using a market approach, which relies on values based on market multiples. If Makita’s estimates and assumptions used in the estimates will change in future, Makita may incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs. Makita conducted the first step of impairment test for each of Makita’s reporting units for its annual impairment test. As a result of the first step of impairment test in FY2010, an indication of goodwill impairment of existed for Makita’s reporting unit in Japan. A third-party appraiser was utilized to estimate fair value of the reporting unit in Japan and the underlying net assets (excluding goodwill) of the reporting unit. Upon completion of that assessment, Makita recognized a goodwill impairment loss on assigned to the Japan segment of ¥ 1,251 million in FY2010. Management determined that no impairment of goodwill occurred at Makita’s Japan operating segment as a result of the March 11, 2011 earthquake and resulting tsunami in Japan.

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

The Company and certain of its subsidiaries have various contributory and noncontributory employee benefit plans covering substantially all of their employees. The discount rate assumed to determine the pension obligation for the pension plan was 2.3% as of March 31, 2011.

As of March 31, 2011, Makita allocated 26.3% and 45.2% of plan assets to equity securities and debt securities, respectively. The value of these plan assets are influenced by fluctuations in world securities markets. Significant depreciation or appreciation will have corresponding impact on future expenses. The expected rate of return on plan assets assumed to determine the pension expense was 2.2% as of March 31, 2011.

Pension obligations and expenses are most sensitive to the assumption on the discount rate and the expected rate of return on plan assets.

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Makita’s pension plans as of March 31, 2011.

	Yen in millions
Change in assumption	Change in projected benefit obligation		Change in pre-tax pension expenses
50 basis point increase/decrease in discount rate	(2,186) /	2,460	6/	(7)
50 basis point increase/decrease in expected return on assets	-	-	(188)/	188

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

Income Taxes

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

Makita evaluates its ability to realize the tax benefits associated with deferred tax assets by analyzing its forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carryback years (if permitted) and the availability of tax planning strategies.

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

In determining the valuation allowances to establish against these deferred tax assets, many factors are considered, including, but not limited to, the specific taxing jurisdiction, the carry-forward period, income tax strategies available and, among other things, forecasted earnings for the entities in each jurisdiction. During FY2010, Makita increased the deferred tax asset valuation allowance by ¥1,020 million based on the assessment that certain deferred tax assets were unlikely to be realized. During FY2011, Makita decreased the deferred tax asset valuation allowance by ¥134 million based on changes in estimates about the realizability of those deferred tax assets, primarily because the projection of future taxable income in the relevant jurisdictions has been adjusted upward from the last year.

Makita has recorded against certain deferred income tax assets a valuation allowance of ¥1,640 million as of March 31, 2011 which is substantially lower than the valuation allowance recorded in the last year.

This is mainly due to the improved projection for future taxable income in the Japan segment which was partially offset by an increase in the valuation allowance for deferred tax assets in the Europe segment. If Makita were not to generate sufficient taxable income of the appropriate character in the jurisdictions in the future, it could lead to the build-up of additional valuation allowances.

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

Makita’s effective tax rate reflects the impact of undistributed foreign earnings for which no Japanese taxes have been provided because such earnings are intended to be invested indefinitely outside Japan based on Makita global management policy considering working capital and long-term investment requirements of our Japanese and foreign operations. If future events, including material changes in estimates of cash, working capital and long-term investment requirements necessitate that certain assets associated with these earnings be repatriated to Japan, an additional tax provision and related liability would be required at the applicable Japanese marginal income tax rates which could materially impact our future effective tax rate.

Under the current Japanese tax code, 95% of dividends of foreign subsidiaries are excluded from taxable income. Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries in the total amount of ¥148,214 million ($ 1,785,711 thousand) as of March 31, 2011 because Makita considers these earnings to be indefinitely reinvested, and the calculation of the unrecognized deferred tax liabilities is not practicable.

New Accounting Standards Not yet Adopted

In October 2009, Financial Accounting Standards Board (the “FASB”) issued ASC2009-13 “Revenue recognition under multiple-deliverable arrangements”. ASC2009-13 modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. ASC2009-13 also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. ASC2009-13 is effective for fiscal years beginning on or after June 15, 2010 and is required to be adopted by Makita in the fiscal year beginning April 1, 2011. The provisions are effective prospectively for revenue arrangements entered into or materially modified after the effective date, or retrospectively for all prior periods. Makita does not expect the adoption of ASC2009-13 will have a material impact on its consolidated results of operations and financial condition.

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

FY2011

Cash Flows

Net cash provided by operating activities decreased by ¥ 37,509 million from ¥ 57,126 million in FY2010 to ¥ 19,617 million in FY2011, mainly due to the increase of purchases of parts and raw material as a result of the production increase.

Primary factors that affected such result include the following:

Cash flow increasing factors:

• Cash collected from customers increased ¥21,810 million due to the sales increase.

Cash flow decreasing factors:

• Cash outflow increased ¥59,319 million due to the increased purchases and inventories as a result of production increase.

Net cash used in investing activities increased by ¥ 1,666 million from ¥ 17,668 million in FY2010 to ¥ 19,334 million in FY2011, primarily as a result of the following:

Cash flow increasing factors:

• ¥1,095 million decrease due to lower capital expenditures compared with FY2010 including expenditures for the construction of new sales offices in Germany and Switzerland, and machinery investment of the Makita China Plant.

• ¥971 million decrease due to lower purchases of available-for-sale securities and held-to-maturity securities

Cash flow decreasing factors:

• ¥3,899 million increase of a purchase of time deposits

• ¥361 million decrease due to a decrease in proceeds from sales and maturities of securities

Net cash used in financing activities decreased by ¥ 1,759 million from ¥ 9,114 million in FY2010 to ¥ 7,355 million in FY2011 primarily as a result of the following:

• ¥ 1,792 million decrease due to reduced amount of cash dividends paid

Accounting for all these activities and the effect of exchange rate fluctuations, Makita’s cash and cash equivalents decreased by ¥10,457 million from ¥ 62,290 million as of the end of FY2010 to ¥ 51,833 million as of the end of FY2011.

In FY2011, funding source requirements increased due to a production increase in the wake of the recovery of the global power tools demand, resulting in a year-over-year decrease of ¥ 10,457 million in the cash balance as of March 31, 2011.

Inventory balances increased compared with the previous fiscal year because sales subsidiaries increased inventories and production sites raised their production volumes to cope with the recovery of the global power tools demand.

Capital expenditures are expected to be higher in FY2012 compared to FY2011 such as the Company’s purchase of dies/molds, construction of Nisshin R&D center and the construction of Thai plant.

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

The amount of its capital expenditures for FY2009, 2010 and 2011 were ¥ 17,046 million, ¥ 10,837 million and ¥ 9,742 million, respectively.

Capital expenditures in FY2011 were primarily used for the purchase of metal molds in Japan, the construction of new sales offices in Germany and Switzerland, and machinery investment of the Makita China Plant.

Capital investments of the Company amounted to approximately ¥ 2,354 million, while capital investment of overseas subsidiaries amounted to approximately ¥ 7,388 million. All of Makita’s capital expenditures in FY2011 were funded through internally generated funds.

Under its investment plans for FY2012, Makita is scheduled to make capital investments totaling ¥ 17.0 billion, which is 75% higher than for FY2011. Of this total, the Company plans to make direct investments of ¥ 6.5 billion and its consolidated subsidiaries will invest ¥ 10.5 billion.

The Company’s main capital investment plan is to build Nisshin R&D center in Aichi prefecture and to purchase dies/molds, and main facilities investments by consolidated subsidiaries include the facility expansion of the China Plant and construction of Thai plant. The projected capital expenditure in FY2012 is planned to be funded by internally generated funds.

Financial Position

Makita’s principal sources of liquidity are cash on hand, cash provided by operating activities and borrowings within credit lines.

As of March 31, 2011, Makita held cash and cash equivalents amounting to ¥ 51,833 million and the Company’s subsidiaries had credit lines up to ¥ 14,926 million, of which ¥ 338 million was used and ¥ 14,588 million was unused and available.

As of March 31, 2011, Makita had ¥ 868 million in short-term borrowing, which included bank borrowings and the current portion of capital lease obligations. Short-term borrowing was used for daily operations at the subsidiaries.

The amount excluding current maturities of long-term indebtedness was ¥ 19 million. For further information regarding Makita’s short-term borrowings, including the average interest rates, see Note 11 to the accompanying consolidated financial statements.

The Company’s subsidiaries are financed by loans within the Makita Group—from subsidiaries with surplus funds to subsidiaries that lack funds—and the variation in interest expense is insignificant.

As of March 31, 2011, Makita’s total short-term borrowings and long-term indebtedness amounted to ¥ 887 million, representing a decrease of ¥ 42 million from ¥ 929 million reported for FY2010. Makita’s ratio of indebtedness to shareholders’ equity remained unchanged at 0.3%.

Makita expects to continue to incur additional indebtedness from time to time as required to finance working capital needs. Makita has no potentially significant refinancing requirements in FY2012 and thereafter.

Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥ 51,833 million as of March 31, 2011, together with Makita’s available credit facilities, cash flow from operations and funds available from long-term and short-term debt financing, will be sufficient to satisfy its future working capital needs, capital expenditure and research and development through FY2012 and thereafter. In the opinion of management, the working capital is sufficient for Makita’s present requirements

Please see “– Fiscal Year 2011 – Capital Expenditures” below for a description of Makita’s principal capital expenditures for FY2011 and the main planned expenditures for FY2012.

As part of the Company’s policy to maximize shareholder return, the Company distributed to its shareholders an interim dividend of ¥ 15 per share in November 2010. At the Ordinary General Meeting of Shareholders held in June 2011, the Company’s shareholders approved a cash dividend of ¥ 51 per share. The total cash dividend payments amount to ¥ 7,026 million, and were made in June 2011.

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

FY2010

Cash Flows

Net cash provided by operating activities increased by ¥ 34,948 million from ¥ 22,178 million in FY2009 to ¥ 57,126 million in FY2010, mainly due to the decrease of inventories adjusting to current sales volume.

Primary factors that affected such result include the following:

Cash flow increasing factors:

• Cash inflow increased ¥ 92,743 million due to decreased purchases as a result of reduced production, decreased inventories, and the effect of cost reduction efforts.

Cash flow decreasing factors:

• Cash collected from customers decreased ¥ 57,795 million due to the sales decrease.

Net cash used in investing activities was ¥ 17,668 million in FY2010 as opposed to net cash provided by investment activities in the amount of ¥ 232 million in FY2009 primarily as a result of the following:

• ¥ 6,143 million increase due to higher purchases of available-for-sale securities and held-to-maturity securities

• ¥ 15,593 million decrease due to a decrease in proceeds from sales and maturities of securities

• ¥ 2,815 million decrease due to proceeds from maturity of time deposits

• ¥ 6,209 million decrease due to lower capital expenditures compared with FY2009 including expenditures for the partial renovation of the Okazaki Plant in Japan, the reconstruction of sales offices and warehouse in Germany, the Netherlands, Poland and Switzerland, relocation of Nagoya branch office in Japan, the extension of the Makita China Plant and the Dubai warehouse of Makita Gulf.

Net cash used in financing activities decreased by ¥ 24,065 million from ¥ 33,179 million in FY2009 to ¥ 9,114 million in FY2010 primarily as a result of the following:

• ¥ 17,630 million decrease reflecting almost no acquisition of treasury shares during FY2010

• ¥ 4,900 million decrease due to reduced amount of cash dividends paid

Accounting for all these activities and the effect of exchange rate fluctuations, Makita’s cash and cash equivalents increased by ¥ 28,075 million from ¥ 34,215 million as of the end of FY2009 to ¥ 62,290 million as of the end of FY2010.

In FY2010, funding source requirements decreased due to a decrease in inventories, almost no acquisition of treasury shares, decrease of capital expenditures and dividend payments, resulting in a year-over-year increase of ¥ 28,075 million in the cash balance as of March 31, 2010.

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

Capital investments of Makita amounted to approximately ¥ 3,677 million, while capital investment of overseas subsidiaries amounted to approximately ¥ 7,160 million. All of Makita’s capital expenditures in FY2010 were funded through internal sources.

C. Research and development, patents and licenses, etc.

Approximately 773 of Makita’s employees are engaged in research and development of technologies in which Makita has a competitive edge and the development of new products.

Makita regards R&D as a high priority and believes that having a strong capability in R&D is crucial to its continuing development of high-quality, reliable products that meet users’ needs.

In FY2011, Makita allocated ¥ 7,283 million to R&D, an increase of 7.4% compared with FY2010. In FY2010, Makita allocated ¥ 6,782 million to R&D, a decrease of 1.5% compared to FY2009. The ratio of R&D expenses to net sales was approximately 2.7% in FY2011, 2.8% in FY2010 and 2.3% in FY2009, respectively.

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

D. Trend information

Makita is expected to continue to face a challenging business environment in FY 2012 and expects a modest growth in sales and income. Raw material prices and the foreign exchange market remain unpredictable. Overall, the recovery of demand in developed countries is expected to remain modest and competition is expected to intensify. In particular, Makita expects that the power tools market in Japan, the United States, Western Europe and other developed countries will not grow significantly. In Japan, it is difficult to predict how the demand for power tools will be affected in the wake of the Great East Japan Earthquake. While a certain new demand is expected to arise from reconstruction needs, the shortage of building materials will continue for the time being, and may dampen that the demand for power tools. Overall, Makita does not expect the Great East Japan Earthquake to have any material impact on its FY2012 sales and income. In Europe, while the economic downturn will persist in southern countries, a general decline is not expected. In the United States, there are concerns about severe price competition, a weak dollar and increase in raw material prices.

In emerging countries in Asia and other regions, the growth of the construction demand for houses and other building structures is expected to continue; however, market demand is predicted to favor lower-priced power tools. Since many emerging countries have potential for increased demand, strong business growth is expected in these countries despite continuing uncertainties about the foreign exchange market. In Asia, demand is expected to rise in China and India where the economy is expected to potentially grow and capital investments is also expected to increase in neighboring Asian countries. In Central and South America, steady demand is expected mainly in Brazil. In Oceania, the exchange rate of the Australian dollar and real recovery of the export economy are important factors for business expansions. However, since the power tools market in the region is already mature, significant business expansion is unlikely. The economy in the Middle East is not expected to show rapid expansion due to uncertainties of political situation.

The expectations above is based on the assumption that in FY2012, the euro will become stronger against the yen and the U.S. dollar will not fluctuate significantly against the yen, compared with the actual rates of the previous fiscal year. If appreciation of Chinese Renmin yuan value is implemented, the production cost of Makita may increase.

One of the impacts of the global warming and climate change in which people’s awareness has raised is laws and regulations established in many regions. Europe and North America are the first regions that adopt environmental laws and regulations. Makita will be required to supply products that satisfy specifications conforming to those laws and regulations. In Southeast Asia, sales of chain saws are restricted in some areas to prevent destructive lumbering of forests. End users’ interest in environment-friendly ECO products has been increasing, and the market demand for ECO products is also increasing.

Moreover, cool summers, droughts and heavy snow have occurred frequently in recent years. Unseasonable weather will have impact on sales of gardening equipment. Sales of power tools may also be affected by unusual weather in a short term since weather will have effect on the work schedule on construction sites.

Under such circumstances, the Company will strive to strengthen its R&D ability and product development ability in the area of work environment/global environment-friendly power tools and gardening equipment and technical development ability in the area of compact engines. The Company will reinforce the global production system to cope with changes in the demand and reduce the production costs. The Company will also strive to strengthen marketing activities targeting professional users, make fine-tuned response to customer needs and take active measures to maintain and improve the best sales and after-sales service system in the industry.

E. Off-balance sheet arrangements

Makita also has certain operating leases entered into in the ordinary course of business. See Note 15 to the accompanying consolidated financial statements.

F. Tabular disclosure of contractual obligations

	Yen in millions
	Expected payment date; year ending March 31,
	Total	2012	2013	2014	2015	2016	There- after
Capital lease	¥49	¥30	¥14	¥4	¥1	-	-
Interest expenses on capital lease	2	1	1	-	-	-	-
Operating Lease	2,918	805	616	507	354	276	360
Unsecured loans from bank	500	500	-	-	-	-	-
Interest expenses on loans from bank	8	8	-	-	-	-	-
Contributions to defined benefit plan	2,482	2,482	-	-	-	-	-
Purchase obligation	9,007	8,995	3	3	3	3	-

Total	¥14,966	¥12,821	¥634	¥514	¥358	¥279	¥360

Note:	1.	Determination of contributions to defined benefit plan after FY2012 is not practicable.
	2.	The notional amount of derivative financial instruments that are expected to settle in FY2012 is ¥22,836 million and their estimated fair value is ¥(388) million at March 31, 2011.
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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The Company introduced a corporate officer system in order to promote and strengthen prompt execution of Makita’s business affairs.

The Directors and Statutory Auditors of the Company as of June 30, 2011 are as follows:

Masahiko Goto
Current Position	President, Representative Director and Chief Executive Officer since May 1989
Date of Birth	November 16, 1946
Director since	May 1984
Business Experience	May 1984	Director, General Manager of General Planning Department
	July 1987	Managing Director of Administration Headquarters

Yasuhiko Kanzaki
Current Position	Director, Managing Corporate Officer, in charge of International Sales and General Manager of International Sales Headquarters: Europe, Middle East and Africa Region since June 2009
Date of Birth	July 9, 1946
Director since	June 1999
Business Experience	April 1995	Director of Makita International Europe Ltd.
	June 1999	Director, Assistant General Manager of International Sales Headquarters 1
	June 2003	Director, General Manager of International Sales Headquarters (Europe region)
	June 2007	Managing Director, General Manager of International Sales Headquarters (Europe region)

Tadayoshi Torii
Current Position	Director, Managing Corporate Officer, in charge of Production and General Manager of Production Headquarters since June 2009
Date of Birth	December 10, 1946
Director since	June 2001
Business Experience	October 1998	General Manager of Production Department
	June 2001	Director, General Manager of Quality Control Headquarters
	June 2003	Director, General Manager of Production Headquarters

Shiro Hori
Current Position	Director, Managing Corporate Officer, in charge of International Sales and General Manager of International Sales Headquarters: America, Asia and Oceania Region since June 2009
Date of Birth	February 24, 1948
Director since	June 2003
Business Experience	March 1999	General Manager of Europe Sales Department
	June 2003	Director, General Manager of International Sales Headquarters: America Area and International Administration
	September 2007	Director, General Manager of Overseas Sales Headquarters (America, Asia and Oceania Area, and International Administration)

Tomoyasu Kato
Current Position	Director, Corporate Officer, General Manager of Research and Development Headquarters since October 2010
Date of Birth	March 25, 1948
Director since	June 2001
Business Experience	March 1999	General Manager of Technical Administration Department
	June 2001	Director, General Manager of Research and Development Headquarters
	June 2009	Director, Corporate Officer, General Manager of Research and Development Headquarters in charge of Research and Development

Tadashi Asanuma
Current Position	Director, Corporate Officer, in charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters since April 2010
Date of Birth	January 4, 1949
Director since	June 2003
Business Experience	April 1995	Manager of Saitama Branch Office
	April 2001	General Manager of Osaka Sales Department
	June 2003	Director, Assistant General Manager of Domestic Sales Marketing Headquarters
	June 2007	Director, General Manager of Domestic Sales Marketing Headquarters (Tokyo Sales Department)
	June 2009	Director, Corporate Officer, in charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters (Nagoya Sales Department)

Hisayoshi Niwa
Current Position	Director, Corporate Officer, General Manager of Quality Headquarters since June 2009
Date of Birth	February 24, 1949
Director since	June 2003
Business Experience	October 1991	General Manager of Information System Center
	October 1999	General Manager of Production Control Department
	June 2003	Director, General Manager of Quality Control Headquarters
	April 2005	Director, General Manager of Quality Headquarters

Shinichiro Tomita
Current Position	Director, Corporate Officer, General Manager of Purchasing Headquarters since May 2010
Date of Birth	January 11, 1951
Director since	June 2007
Business Experience	October 2001	General Manager of Production Engineering Department
	September 2003	President of Makita (China) Co., Ltd.
	June 2007	Director, Assistant General Manager of Production Headquarters in charge of China Plant
	June 2009	Director, Corporate Officer, General Manager of Research and Development Headquarters in charge of Product Development

Tetsuhisa Kaneko
Current Position	Director, Corporate Officer, General Manager of Production Headquarters in charge of China Plant since May 2010
Date of Birth	April 6, 1955
Director since	June 2007
Business Experience	April 2004	General Manager of Technical Research Department
	August 2005	General Manager of 2nd Production Department
	October 2006	General Manager of 1st Production Department
	June 2007	Director, General Manager of Purchasing Headquarters
	June 2009	Director, Corporate Officer, General Manager of Purchasing Headquarters

Yoji Aoki
Current Position	Director, Chief Financial Officer, Corporate Officer and General Manager of Administration Headquarters since June 2009
Date of Birth	May 22, 1950
Director since	June 2009
Business Experience	July 2001	General Manager of Personnel Department
	July 2004	General Manager of General Administration Department

Motohiko Yokoyama
Current Position	Outside Director since June 2005
Date of Birth	May 13, 1944
Director since	June 2005
Business Experience	June 2004	President and Representative Director of Toyoda Machine Works, Ltd.
	January 2006	Vice President and Representative Director of JTEKT Corporation, which is the entity created by the merger of Toyoda Machine Works, Ltd. with Koyo Seiko Co., Ltd.
	June 2007	President and Representative Director of JTEKT Corporation
	June 2010	Vice Chairman of JTEKT Corporation
	May 2011	Chairman of Japan Machine Tool Builders’ Association
	June 2011	Chairman of JTEKT Corporation

Toshihito Yamazoe
Current Position	Standing Statutory Auditor since June 2008
Date of Birth	October 16, 1949
Director since	June 2008
Business Experience	April 1999	Assistant General Manager of Asia and Oceania Sales Department
	August 2000	President of Makita (China) Co., Ltd.
	April 2006	General Manager of Europe Sales Department

Haruhito Hisatsune
Current Position	Outside Standing Statutory Auditor since June 2008
Date of Birth	February 7, 1947
Statutory Auditor since	June 2008
Business Experience	May 1990	Manager of Government Securities Service Section of Operation Department of the Bank of Japan
	May 1991	Officer of Examination Department of the Bank of Japan
	April 1997	General Manager of Overseas Section of the Hekikai Shinkin Bank
	August 2003	Management Director and Corporate Officer, Director of Business Center of the Hekikai Shinkin Bank

Masafumi Nakamura
Current Position	Outside Statutory Auditor since June 2007
Date of Birth	September 17, 1942
Statutory Auditor since	June 2007
Business Experience	May 1983	Representative partner of SAN-AI Audit Corporation
	April 2001	Representative partner of Tohmatsu & Co.
	January 2006	Representative partner of Masafumi Nakamura Accountancy Firm
	June 2006	Outside Statutory Auditor for SUZUKEN CO., LTD
	June 2007	Outside Statutory Auditor for Taiyo Kagaku Co., Ltd.
	November 2008	Outside Statutory Auditor for Shinwa Co., Ltd.
	April 2009	Professor in Graduate School of Business at Aichi Shukutoku University

Michiyuki Kondo
Current Position	Outside Statutory Auditor since June 2008 (Attorney-at-law, Kondo Michiyuki Law Firm)
Date of Birth	October 23, 1944
Statutory Auditor since	June 2008
Business Experience	April 1971	Attorney-at-law, Takasu Hiroo Law Firm
	May 1977	Established Kondo Michiyuki Law Firm
	May 2005	Outside Statutory Auditor for ELMO Co., Ltd.
	April 2010	Outside Statutory Auditor for TECNO HORIZON HOLDINGS CO., LTD

The term of each director listed above expires in June 2013. The terms of Mr. Toshihito Yamazoe as Statutory Auditor and of Mr. Haruhito Hisatsune and Michiyuki Kondo as Outside Statutory Auditor expire in June 2012. There are no family relationships between any of the individuals named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above.

B. Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY2011 to all Directors, who served during FY2011 totaled ¥269 million. The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY2011 to all Statutory Auditors, who served during FY2011 totaled ¥41 million.

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY2010 to all Directors, who served during FY2010 totaled ¥231 million. The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY2010 to all Statutory Auditors, who served during FY2010 totaled ¥41 million.

Some of the fringe benefits provided by the Company to its employees in Japan, such as medical and dental service insurance and welfare pension insurance were also made available to Directors and Standing Statutory Auditors. The Company had an unfunded retirement and termination allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount set aside as retirement allowances for Directors and Statutory Auditors was ¥384 million as of March 31, 2010 and was ¥384 million as of March 31, 2011. However, this Executive retirement and termination allowances program was abolished by the Ordinary General Meeting of Shareholders held on June 29, 2006, because the program featured minimal correlation with the Company’s results while presenting strong seniority-based elements. With regard to retirement and termination allowances accrued through that day, the retirement allowance will be paid to eligible executives upon their retirement.

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

Under the Company Act, the Company has elected to structure its corporate governance system as a company with a board of statutory auditors as set out below.

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

Since the Ordinary General Meeting of Shareholders on June 28, 2011, the Board of Directors of the Company has been comprised of eleven directors, including one independent outside director. At a June 28, 2011 meeting of the Board of Directors, 15 executive officers were appointed, ten of whom concurrently serve as directors.

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

D. Employees

The following table sets forth information about the number of Makita’s employees excluding temporary employees:

Employees by Geographic Areas	As of March 31,
	2009	2010	2011
Japan	3,171	3,146	3,135
Europe	2,381	2,347	2,718
North America	912	848	835
Asia	3,203	3,230	4,413
Other regions	745	757	953

Total	10,412	10,328	12,054

As of March 31, 2011, Makita had 12,054 regular full-time employees and 4,263 temporary employees who were not entitled to retirement or certain other fringe benefits which regular full-time employees receive.

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

As of March 31, 2011, there are 2,634 members of the labor union and Makita considers its relationship with the labor union to be good.

E. Share ownership

The total number of shares of the Company’s common stock owned by the Directors and Statutory Auditors as a group as of March 31, 2011 is as follows:

Identity of person or group	Number of shares owned	Percentage of outstanding shares
Directors and Statutory Auditors	2,105,406	1.53%

The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of March 31, 2011.

Name	Position as of March 31, 2010	Number of shares
Masahiko Goto	CEO & President, Representative Director	1,992,231
Yasuhiko Kanzaki	Director and Managing Corporate Officer	24,717
Tadayoshi Torii	Director and Managing Corporate Officer	17,833
Shiro Hori	Director and Managing Corporate Officer	14,533
Tomoyasu Kato	Director and Corporate Officer	15,622
Tadashi Asanuma	Director and Corporate Officer	7,814
Hisayoshi Niwa	Director and Corporate Officer	9,014
Shinichiro Tomita	Director and Corporate Officer	5,041
Tetsuhisa Kaneko	Director and Corporate Officer	7,641
Yoji Aoki	CFO & Director and Corporate Officer	4,178
Motohiko Yokoyama	Outside Director	0
Toshihito Yamazoe	Standing Statutory Auditor	5,527
Haruhito Hisatsune	Standing Statutory Auditor	0
Masafumi Nakamura	Outside Statutory Auditor	0
Michiyuki Kondo	Outside Statutory Auditor	1,255

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

Except for Masahiko Goto, who holds 1.45% of total number of shares of outstanding common stock with voting rights, excluding treasury stock, as of March 31, 2011, none of the Company’s Directors and Statutory Auditors own more than one percent of the Company’s common stock. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Act of Japan.

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

Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of the Company’s common stock as of March 31, 2011, indicated in the reports described below.

Name of beneficial owner	Number of shares	Percentage
Master Trust Bank of Japan, Ltd. (Trust account)	8,762,000	6.26%

Note: The Company understands that Master Trust Bank of Japan, Ltd. is not a beneficial owner of the Company’s common stock. The Company does not know the identity of the beneficiaries of these trust accounts.

Based on information made publicly available, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock in the last three years.

Name of shareholder	Date of transaction	Shares owned prior to transaction	%	Number of shares changed	Shares owned after transaction	%
Mitsubishi UFJ Financial Group	April 14, 2008	8,544,423	5.93	1,478,577	10,023,000	6.97
Mitsubishi UFJ Financial Group	June 30, 2008	10,023,000	6.97	1,462,523	11,485,523	7.98
Mitsubishi UFJ Financial Group	October 27, 2008	11,485,523	7.98	(1,446,434)	10,039,089	6.97
Nomura Asset Management	March 13, 2009	7,528,400	5.23	(1,677,600)	5,850,800	4.18
Nomura Asset Management	October 15, 2009	7,218,000	5.16	(1,652,200)	5,565,800	3.98
Fidelity Investments	February 15, 2011	7,334,770	5.24	(1,462,700)	5,872,070	4.19

As of March 31, 2011, the Company had 137,757,699 outstanding shares of common stock, excluding 2,251,061 shares of Treasury Stock. According to the Bank of New York Mellon, depositary for the Company’s ADSs, as of March 31, 2011, 4,084,847 shares of the Company’s common stock were held in the form of American Depositary Receipts (“ADRs”) and there were 79 ADR holders of record in the United States. According to the Company’s register of shareholders and register of beneficial owners as of March 31, 2011, there were 13,833 holders of common stock of record worldwide and the number of record holders in the United States was 120.

The major shareholders do not have voting rights that are different to the other shareholders of the Company.

To the knowledge of the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company. To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese or any foreign government.

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

The Company recorded advertisement expenses of ¥ 2 million in FY2010 and ¥2 million in FY2011, respectively, paid to Maruwa Co., Ltd., a Japanese corporation in which the Company’s President, Masahiko Goto, and his relatives hold a majority of the voting rights. The Company recorded purchases of materials and production facilities amounting to ¥28 million in FY2010 and ¥53 million in FY2011 as a result of business transactions with Toa Co., Ltd., a Japanese corporation in which the Company’s President, Masahiko Goto, and his relatives hold a majority of the voting rights. In addition, in connection with such transactions, the Company recorded trade accounts payable of ¥2 million and ¥ 11 million, as of March 31, 2010 and March 31, 2011, respectively.

Makita recorded purchases of materials and machinery and facilities amounting to ¥ 311 million in FY2010 and ¥ 470 million in FY2011 as a result of business transactions with JTEKT Group, a corporation in which Motohiko Yokoyama, an Outside Director of the Company, serves as the Chairman and Representative Director. In connection with such transactions, Makita recorded trade accounts payable of ¥ 24 million and ¥ 57 million as of March 31, 2010 and March 31, 2011, respectively.

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

4. Not applicable

5. Not applicable

6. Export Sales

7. Legal or arbitration proceedings

There are no material pending legal or arbitration proceedings to which Makita is a party and which may have significant effects on Makita’s financial position or profitability.

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

According to this basic policy, the Company paid interim cash dividends in FY2011 of ¥ 15 per share and ADS. The Company has declared a year-end cash dividend of ¥ 51 per share and ADS, which was approved by the shareholders’ meeting held on June 28, 2011.

The following table sets forth cash dividends per share of common stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	Yen		U.S. Dollars
Fiscal year ended March 31,	Interim	Year-end	Interim	Year-end
2007	19	55	0.16	0.47
2008	30	67	0.30	0.67
2009	30	50	0.31	0.53
2010	15	37	0.17	0.41
2011	15	51	0.18	0.61

Note:	Cash dividends in U.S. dollars are based on the exchange rates on the respective payment date, using the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

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

The Company’s American Depositary Shares, each representing one share (prior to April 1, 1991, five shares) of common stock and evidenced by ADRs, have been quoted since 1977 through the National Association of Securities Dealers Automated Quotation (currently NASDAQ Stock Market LLC, “NASDAQ”) System under “MKTAY”.

The following table shows the high and low sales prices of the Common Stock on the Tokyo Stock Exchange for the periods indicated and the reported high and low bid prices of ADS through the NASDAQ system.

	Tokyo Stock Exchange price per share of Common stock		NASDAQ price per American Depositary Share
	Yen		U.S. Dollars
Fiscal year ended March 31,	High	Low	High	Low
2007	4,630	2,995	39.00	26.03
2008	5,920	2,885	50.60	27.28
2009	4,780	1,160	45.76	12.72
2010	3,400	1,912	39.65	21.01
2011	3,875	2,340	46.95	25.55

Quarterly
Fiscal year 2010
1st quarter ended June 30, 2009	2,535	2,080	25.58	21.68
2nd quarter ended September 30, 2009	3,060	1,912	33.87	21.01
3rd quarter ended December 31, 2009	3,400	2,700	39.65	30.51
4th quarter ended March 31, 2010	3,395	2,771	36.60	31.44
Fiscal year 2011
1st quarter ended June 30, 2010	3,265	2,375	34.69	25.55
2nd quarter ended September 30, 2010	2,790	2,340	32.02	26.65
3rd quarter ended December 31, 2010	3,410	2,615	41.24	31.43
4th quarter ended March 31, 2011	3,875	2,900	46.95	37.87

Monthly
January 2011	3,635	3,275	43.79	39.80
February 2011	3,850	3,285	46.41	39.89
March 2011	3,875	2,900	46.95	37.87
April 2011	3,930	3,640	46.82	43.39
May 2011	3,840	3,225	47.57	39.72
June 2011	3,720	3,275	46.37	40.59

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

Objects and purposes

Article 2 of the Articles of Incorporation of the Company provides that the purposes of the Company are to engage in the following businesses:

•	Manufacture and sale of machine tools including power tools, pneumatic tools, engine-powered tools, etc., and wood-working tools;
•	Manufacture and sale of electric machinery and equipment, gardening machinery and various other machinery and equipment;
•	Manufacture and sale of interior furnishings and household goods and their installation work;
•	Purchase, sale, lease and management of real estate;
•	Operation of sporting and recreational facilities;
•	Casualty insurance agency and business relating to offering of life insurance;
•	Tourist business under the Travel Agency Law;
•	Acquisition, assignment and licensing of industrial property rights, copyright and other intellectual property rights and provision of technical guidance;
•	Investment in various kinds of business; and
•	All other business incidental or relative to any of the preceding items.

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

As of March 31, 2011, 140,008,760 shares of Common Stock were in issue.

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

General meeting of shareholders

The ordinary general meeting of shareholders of the Company for each business year is normally held in June of each year in or near Anjo, Aichi Prefecture, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least 2 weeks prior to the date set for the meeting.

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

Sales by the Company of shares held by shareholders whose location in unknown

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

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding 100 million Japanese yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, or a financial instruments business operator registered under the Financial Instruments and Exchange Act of Japan .

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

3.	is eligible for benefits under the Treaty with respect to income and gain derived in connection with shares of Common Stock or ADSs.

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

U.S. Federal Income Taxation

U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to U.S. Holders that hold shares of common stock or ADSs as capital assets (generally, for investment purposes).

Taxation of Dividends

Subject to the passive foreign investment company “PFIC” rules discussed below, under U.S. federal income tax law, the gross amount of any distribution made by Makita in respect of shares of Common Stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

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

Under current law, dividends received on shares or ADSs of certain foreign corporations in taxable years beginning before January 1, 2013 by non-corporate U.S. investors may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. Dividends received by non-corporate U.S. Holders with respect to Common Stock or ADSs are expected to be eligible for these reduced rates of tax. U.S. Holders should consult their own tax advisors regarding the eligibility of such dividends for a reduced rate of tax.

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

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of Common Stock or ADSs will constitute income from sources outside the United States, will be passive category income or, in the case of certain U.S. Holders, general category income and will be subject to various classifications and other limitations. Any Japanese withholding tax imposed in respect of a Company dividend may be claimed either as a credit against the U.S. federal income tax liability of a U.S. Holder or, if the U.S. Holder does not take a credit for any foreign taxes that year, as a deduction from that U.S. Holder’s taxable income.

Special rules will generally apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. Additionally, special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $ 300 ($ 600 in the case of a joint return).

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

Taxation of Capital Gains and Losses

In general, upon a sale or other taxable disposition of shares of Common Stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sales or other taxable disposition and the U.S. Holder’s adjusted tax basis in those Common Stock or ADSs. A U.S. Holder generally will have an adjusted tax basis in a share of Common Stock or an ADS equal to its U.S. dollar cost. In general, subject to the PFIC rules discussed below, such gain or loss recognized on a sale or other taxable disposition of shares of Common Stock or ADSs will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Non-corporate U.S. Holders, including individuals, currently are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. Under U.S. federal tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other taxable disposition of shares of Common Stock or ADSs generally will be treated as derived from U.S. sources for U.S. foreign tax credit purposes.

Deposits and withdrawals of Common Stock in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

PFIC

A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is passive income or (2) on average, at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interests, royalties, rents and gains from commodities and securities transaction. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and the composition of its income.

Makita does not believe that it was, for U.S. federal income tax purposes, a PFIC for the year ended March 31, 2011 and Makita intends to continue its operations in such a manner that it is highly unlikely that it would become a PFIC in the future.

However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of Makita’s assets (including goodwill) and the portion of Makita’s income that is characterized as passive under the PFIC rules.

If Makita becomes a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its shares of Common Stock or ADSs, any gain realized on a sale or other taxable disposition of shares of Common Stock or ADSs and certain “excess distributions” (generally distributions in excess of 125 percent of the average distribution over a three-year period, or, if shorter, the holding period for the shares of Common Stock or ADSs) would be treated as realized ratably over the U.S. Holder’s holding period for the shares of Common Stock or ADSs; amounts allocated to prior years while Makita was a PFIC would be taxed at the highest tax rate in effect for each such year, and an additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Amounts allocated to the year of sale or distribution and to any year before Makita became a PFIC would be taxed as ordinary income in the year of sale or distribution. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if Makita is a PFIC either in the taxable year of the distribution or the preceding taxable year.

If a market-to-market election were made, a U.S. Holder would take into account each year the appreciation or depreciation in value of its shares of Common Stock or ADS, which would be treated as ordinary income or (subject to limitations) ordinary loss, as would gains or losses on actual dispositions of Common Stock or ADSs. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the shares of Common Stock or ADSs and the availability and advisability of making a mark-to-market election to avoid the adverse tax consequences of the PFIC rules should Makita be considered a PFIC for any taxable year.

If a U.S. Holder owns shares of Common Stock or ADSs in any taxable year in which Makita is a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return in each year that Makita is a PFIC.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial owners of shares of Common Stock or ADSs that are neither U.S. Holders nor partnerships, nor entities taxable as partnerships, for U.S. federal income tax purposes (“Non-U.S. Holders”).

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

However, a Non-U.S. Holder may be required to provide certification of non-U.S. status in order to obtain that exemption. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. persons, and on IRS Form W-8BEN, entitled Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding (or other appropriate IRS Form W-8), in the case of non-U.S. persons.

Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment may be allowed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS.

Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of Common Stock or ADSs) may be required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of shares of Common Stock or ADSs.

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

I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market Risk Exposure

Makita is exposed to various market risks, including those related to changes in foreign exchange rates, interest rates, and prices of short-term investments and investments. In order to hedge the risks of fluctuations in foreign exchange rates and interest rates, Makita uses derivative financial instruments. Makita does not hold or use derivative financial instruments for trading purposes.

Although the use of derivative financial instruments exposes Makita to the risk of credit-related losses in the event of nonperformance by counterparties, Makita believes that its counterparties are creditworthy because they are required to have a credit rating of a specified level or above, and Makita does not expect credit-related losses, if any, to be significant.

Equity and Debt Securities Price Risk

Makita classified investments of debt securities for current operations as short-term investments within current assets. Other investments are classified as investments as a part of investments and other assets in the consolidated balance sheets. Makita does not hold short-term investments and investments for trading purposes. The fair value of certain of these investments exposes Makita to equity price risks.

These investments are subject to changes in the market prices of the securities.

Although pension liability increased in the current unfavorable investment environment, Makita holds sufficient surplus funds. Therefore, Makita is satisfied that its pension plans can be maintained.

The maturities and fair values of such short-term investments and investments at March 31, 2010 and 2011 were as follows:

	Yen in millions				U.S. Dollars in thousands
	2010		2011		2011
	Carrying Amount	Fair value	Carrying Amount	Fair value	Carrying Amount	Fair value
Due within one year	¥875	¥876	¥173	¥173	$2,084	$2,084
Due after one year to five years	2,343	2,338	5,550	5,547	66,867	66,831
Due after five years	1,359	1,304	713	676	8,591	8,145
Indefinite periods	29,607	29,607	31,041	31,041	373,988	373,988
Equity securities	14,621	14,621	13,147	13,147	158,398	158,398

Total of short-term investments and investments	¥48,805	¥48,746	¥50,624	¥50,584	$609,928	$609,446

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

The following table provides information about Makita’s derivative financial instruments related to foreign currency transactions as of March 31, 2010 and March 31, 2011. Figures are translated into Japanese yen at the rates prevailing at March 31, 2010 and March 31, 2011, together with the relevant weighted average contractual exchange rates at March 31, 2011.

All of the foreign exchange contracts listed in the following table has contractual maturities in FY2010 and FY2011.

	Yen in millions, except average contractual rates						U.S. Dollars in thousands
	2010			2011			2011
	Contract amounts	Fair value	Average contractual rates	Contract amounts	Fair value	Average contractual rates	Contract amounts	Fair value
Foreign currency contracts
US$/Yen	¥6,866	¥(198)	¥90.39	¥6,651	¥(47)	¥82.59	$80,134	$(567)
Euro/Yen	3,919	(67)	122.87	4,901	(163)	113.66	59,048	(1,964)
A$/Yen	301	(13)	81.25	402	(18)	82.02	4,843	(217)
GBP/Yen	175	(4)	137.55	420	(2)	132.29	5,060	(24)
SFR/Yen	1,034	(14)	86.16	1,132	(46)	87.05	13,638	(554)
Can$/Yen	-	-	-	-	-	-	-	-
Euro/GBP	-	-	-	353	15	-	4,253	181
US$/GBP	-	-	-	1,746	16	-	21,036	193
US$/Euro	2,235	20	-	2,895	(95)	-	34,879	(1,145)
GBP/Euro	14	-	-	2	-	-	24	-
US$/A$	-	-	-	1,746	(49)	-	21,036	(590)
US$/RMB				2,495	0		30,060	0
Other				93	1		1,122	12

Total	14,544	(276)		22,836	(388)	-	275,133	(4,675)
Foreign currency swaps
US$/Yen	-	-	-	-	-	-	-	-
Euro/Yen	-	-	-	-	-	-	-	-
SFR/Yen	-	-	-	-	-	-	-	-

Total	-	-		-	-	-	-	-
Options purchased to sell foreign currencies
US$/Yen	87	-	87.02	-	-	-	-	-
Options written to buy foreign currencies
US$/Yen	¥89	¥(4)	¥89.02	-	-	-	-	-

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

The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

¡   Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property

¡   Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	¡ Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
Registration or transfer fees	¡ Registration of transfer of shares on Makita’s share register to the name of the depositary or its nominee or the custodian or its nominee at the time of deposit or withdraw of shares
Expenses of the depositary	¡ Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) ¡ Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS	¡ As necessary

D.4 Fees and Other Payments Made by the Depositary to the Company

From April 1, 2010 to March 31, 2011, no amounts were reimbursed by the Depositary to the Company.

As part of its service to the Company, the Depositary has agreed to waive its basic charges for the administration of the ADR program. From April 1, 2010 to March 31, 2011, such fees and expenses waived by the Depository totaled $133,555. Charges for any additional or special services that are not waived are paid for by the Company.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.  Controls and Procedures

A. Disclosure controls and procedures

Makita performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the FY2011. Disclosure controls and procedures (as such term is defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended the “Exchange Act”) are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Makita files under the Exchange Act is accumulated and communicated to its management including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Makita’s management evaluated the effectiveness of internal control over financial reporting as of March 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).

Based on its assessment, management concluded that, as of March 31, 2011, Makita’s internal control over financial reporting was effective based on the COSO criteria.

KPMG AZSA LLC an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Makita’s internal control over financial reporting as of March 31, 2011, as stated in this report included herein.

C. Attestation report of the registered public accounting firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Makita Corporation:

We have audited Makita Corporation’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Makita Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on Makita Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, Makita Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Makita Corporation and subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of income, changes in equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated July 1, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA LLC

Tokyo, Japan

July 1, 2011

D. Changes in internal control over financial reporting

Not applicable

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

Item 16B. Code of Ethics

On May 20, 2003, Makita adopted a code of ethics. On March 17, 2004, Makita amended the code of ethics to: (1) ensure the protection of individuals who report questionable behavior to Makita’s board of statutory auditors and (ii) clarify that waivers to its code of ethics for employees must be requested in writing to the board of statutory auditors and for executive officers, directors and statutory auditors can only be granted by the board of directors, only if truly necessary and warranted, and must be promptly disclosed to shareholders. Makita’s code of ethics is publicly available on Makita’s web site at www.makita.co.jp/global/company/governance01.html. If Makita makes any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of this code to the directors and executive officers, including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, Makita will disclose the nature of such amendment or waiver on the Company’s website.

Item 16C. Principal Accountant Fees and Services

KPMG AZSA LLC has served as Makita’s independent public accountant for each of the financial years in the three-year period ended March 31, 2011, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International, a Swiss Cooperative, to Makita in FY2010 and FY2011:

	Fiscal year/Yen in millions
	FY2010	FY2011
Audit Fees (1)	¥646	¥616	(4)
Audit-related Fees (2)	4	8
Tax Fees (3)	149	143

Total	¥799	¥767

Note:

(1)	Audit Fees consist of fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for the audit of Makita’s annual or interim financial statements and services that are normally provided by the Independent Registered Public Accounting Firm in connection with statutory and regulatory filings or engagement.
(2)	Audit-related Fees consist of fees billed for assurance and related services by the Independent Registered Public Accounting Firm that are reasonably related to employee benefit plan audits, and consultation concerning financial accounting and reporting standards.
(3)	Tax Fees include fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for tax compliance and transfer pricing documentation.
(4)	Audit Fees in FY2011 are subject to change.

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

Under the United States Sarbanes-Oxley Act of 2002 (the “Act”), the Board of Statutory Auditors is required to preapprove all audit and non-audit services to be provided by the Independent Registered Public Accounting Firm to the Company in order to assure that they do not impair their independence from the Company. To implement these provisions of the Act, the SEC has issued rules specifying the types of services that an Independent Registered Public Accounting Firm may not provide to its audit client, as well as the Board of Statutory Auditors’ administration of the engagement of the Independent Registered Public Accounting Firm.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out all repurchases of common stock of the Company by the Company during FY2011. The Company did not resolve any repurchase mid to long term or continuous plan or program by the board of directors or Annual General Meeting of Shareholders. Therefore, there is no publicly announced mid to long term plan or program regarding repurchase of its own stock.

When the board of directors decides, in light of the stock price and dividend rate, it is the appropriate time to repurchase its own stock and retire treasury stock, in consideration with the stock price and payout ratio, the Company executes the repurchase and retirement of treasury stock. Another reason for repurchases of common stock in response to the purchase requests of holders of shares of common stock constituting less than one full unit in accordance with the provisions of the Share Handling Regulations of the Company.

In FY2011, no shares were repurchased and retired by resolution of the Board. The following table sets forth the number of shares to be purchased by the Company for fractions of trading units of Common Stock in the market.

Period	Total number of shares purchased (Shares)	Average price paid per share (Yen)
April 2010	123	3,125
May 2010	132	2,857
June 2010	0	0
July 2010	611	2,642
August 2010	4	2,512
September 2010	3	2,463
October 2010	175	2,747
November 2010	239	2,958
December 2010	1,122	3,293
January 2011	177	3,343
February 2011	257	3,636
March 2011	27	3,435

Total number of shares purchased and average price paid per share	2,870	3,099

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable

Item 16G. Corporate Governance

1.	Independent Directors: NASDAQ Listing Rule 5605(b)(1) by NASDAQ requires a majority of the Company’s board of directors to be comprised of independent directors, and 5605(b)(2) requires periodical executive sessions held by these independent directors.

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

2.	Compensation of Officers: NASDAQ Rule 5605(d)(1) requires that compensation of the chief executive officer or all other executive officers of the company must be determined, or recommended to the board for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors.

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

3.	Nomination Committee and Nomination Committee Charter: NASDAQ Rule 5605(e)(1) requires that director nominees must either be selected, or recommended for board’s selection, either by (i) a majority of the independent directors, or (ii) a nomination committee comprised solely of independent directors, and NASDAQ Rule 5605(e)(2) requires that the Company must certify that it has adopted a formal written charter or board resolution, addressing the nominations process and required matters.

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

4.	Audit Committee and Audit Committee Charter: NASDAQ Rule 5605(c)(2) requires the Company to have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must (i) be independent, (ii) not have participated in the preparation of the financial statements of the company or any current subsidiary of the company at any time during the past three years and (iii) be able to read and understand fundamental financial statements. NASDAQ Rule 5605(c)(1) also requires the Company to adopt a formal written committee charter.

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

5.	Quorum: NASDAQ Rule 5620(c) requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3 percent of the outstanding shares of a company’s common voting stock.

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

6.	Conflicts of Interest: NASDAQ Rule 5630(a) requires that each issuer conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

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

7.	Shareholder Approval: NASDAQ Rule 5635 requires each issuer to obtain shareholder approval prior to the issuance of securities under certain circumstances.

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

Such shareholder approval must be obtained by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required. Accordingly, so far as the issue price or exercise conditions are not specially favorable, shareholder approval is not required under the Japanese Company Law for the matters specified in NASDAQ Rule 5635. The Company’s practices taken in connection with such matters are consistent with the Japanese Company Law.

8.	Solicitation of Proxies: NASDAQ Rule 5620(b) requires each issuer to solicit proxies and provide proxy statement for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ.

However, under the Japanese Company Law, the Company is required to send ballots to all shareholders’ meeting.

Although the Company may choose to solicit proxies from all shareholders with voting rights instead of voting by ballot, the Company, in common with the majority of public companies in Japan, provides its shareholders with the opportunity to vote directly by ballot.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

1.1	Articles of Incorporation, as amended and effective as of June 25, 2009 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on July 9, 2009.

1.2	Regulations of Board of Directors, as amended and effective as of June 25, 2009 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on July 9, 2009.

1.3	The Share Handling Regulations, as amended and effective as of January 5, 2009 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on July 9, 2009.

1.4	Regulations of Board of Statutory Auditors effective as of July 7, 2006 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

12.1	302 Certification of Chief Executive Officer, President and Representative Director

12.2	302 Certification of Chief Financial Officer, Director and General Manager of Administration Headquarters

13.1	906 Certification of Chief Executive Officer and Chief Financial Officer

101 INS	XBRL Instance Document

101 SCH	XBRL Taxonomy Extension Schema

101 CAL	XBRL Taxonomy Extension Calculation Linkbase

101 DEF	XBRL Taxonomy Extension Definition Linkbase

101 LAB	XBRL Taxonomy Extension Label Linkbase

101 PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAKITA CORPORATION

By:	/s/ Masahiko Goto
Name:	Masahiko Goto
Title:	President,
Representative Director and
Chief Executive Officer

Date: July 1, 2011

Makita Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Makita Corporation:

We have audited the accompanying consolidated balance sheets of Makita Corporation (a Japanese corporation) and subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of income, changes in equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts and reserves for the years ended March 31, 2009, 2010 and 2011. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and subsidiaries as of March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2011 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 4 in the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Makita Corporation’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 1, 2011 expressed an unqualified opinion on the effectiveness of Makita Corporation’s internal control over financial reporting.

KPMG AZSA LLC

Tokyo, Japan

July 1, 2011

MAKITA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2010 AND 2011

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥62,290	¥51,833	$624,494
Time deposits	8,383	15,719	189,386
Short-term investments	33,639	33,555	404,277
Trade receivables- Notes	2,214	1,914	23,060
- Accounts	43,680	46,785	563,675
Less- Allowance for doubtful receivables	(1,010)	(935)	(11,265)
Inventories	88,811	110,595	1,332,470
Deferred income taxes	6,434	6,039	72,759
Prepaid expenses and other current assets	9,356	9,990	120,361

Total current assets	253,797	275,495	3,319,217

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land	19,050	20,065	241,747
Building and improvements	70,668	72,201	869,892
Machinery and equipment	74,652	73,195	881,867
Construction in progress	2,257	1,369	16,494

Sub total	166,627	166,830	2,010,000
Less- Accumulated depreciation and amortization	(93,427)	(94,792)	(1,142,072)

Total net property, plant and equipment	73,200	72,038	867,928

INVESTMENT AND OTHER ASSETS:
Investments	15,166	17,069	205,651
Goodwill	721	721	8,687
Other intangible assets, net	4,664	4,595	55,361
Deferred income taxes	1,611	1,403	16,904
Other assets	680	1,186	14,288

Total investments and other assets	22,842	24,974	300,891

Total assets	¥349,839	¥372,507	$4,488,036

The accompanying notes are an integral part of these consolidated financial statements.

MAKITA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, CONTINUED

AS OF MARCH 31, 2010 AND 2011

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥385	¥868	$10,458
Trade notes and accounts payable	18,359	25,691	309,530
Other payables	5,089	4,386	52,843
Accrued expenses	4,694	6,125	73,795
Accrued payroll	6,835	7,543	90,880
Income taxes payable	1,722	4,317	52,012
Deferred income taxes	40	112	1,349
Other liabilities	5,337	7,183	86,543

Total current liabilities	42,461	56,225	677,410

LONG-TERM LIABILITIES:
Long-term indebtedness	544	19	229
Accrued retirement and termination benefits	3,778	3,128	37,687
Deferred income taxes	677	746	8,988
Other liabilities	2,706	2,711	32,662

Total long-term liabilities	7,705	6,604	79,566

Total liabilities	50,166	62,829	756,976

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)	-	-	-
EQUITY
MAKITA CORPORATION SHAREHOLDERS’ EQUITY:
Common stock, authorized - 496,000,000 shares
Issued and outstanding- 140,008,760 and 137,760,402 shares, respectively in 2010
Issued and outstanding- 140,008,760 and 137,757,699 shares, respectively in 2011	23,805	23,805	286,807
Additional paid-in capital	45,420	45,420	547,229
Legal reserve	5,669	5,669	68,301
Retained earnings	270,790	293,532	3,536,530
Accumulated other comprehensive loss	(42,032)	(54,824)	(660,530)
Treasury stock, at cost – 2,248,358 shares in 2010
– 2,251,061 shares in 2011	(6,445)	(6,453)	(77,747)

Total Makita Corporation shareholders’ equity	297,207	307,149	3,700,590

NONCONTROLLING INTEREST	2,466	2,529	30,470

Total equity	299,673	309,678	3,731,060

Total liabilities and equity	¥349,839	¥372,507	$4,488,036

The accompanying notes are an integral part of these consolidated financial statements.

MAKITA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	Yen in millions			U.S. Dollars in thousands
	2009	2010	2011	2011
NET SALES	¥294,034	¥245,823	¥272,630	$3,284,699
Cost of sales	170,894	149,938	167,851	2,022,301

GROSS PROFIT	123,140	95,885	104,779	1,262,398
Selling, general, administrative and others, net	73,065	65,495	62,870	757,470

OPERATING INCOME	50,075	30,390	41,909	504,928

OTHER INCOME (EXPENSES):
Interest and divided income	1,562	881	1,313	15,819
Interest expense	(236)	(71)	(33)	(398)
Exchange gains (losses) on foreign currency transactions, net	(3,408)	2,044	(591)	(7,120)
Realized gains (losses) on securities, net	(3,548)	274	132	1,590
Other, net	(2)	-	-	-

Total	(5,632)	3,128	821	9,891

INCOME BEFORE INCOME TAXES	44,443	33,518	42,730	514,819

Provision for income taxes: Current	11,277	8,760	11,094	133,662
: Deferred	(546)	2,192	1,365	16,446

Total	10,731	10,952	12,459	150,108

NET INCOME	33,712	22,566	30,271	364,711
Less: Net income attributable to the noncontrolling interest	(426)	(308)	(366)	(4,410)

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	¥33,286	¥22,258	¥29,905	$360,301

	Yen			U.S. Dollars
	2009	2010	2011	2011
PER SHARE OF COMMON STOCK AND ADS:
Earnings per share: Basic	¥236.9	¥161.6	¥217.1	$2.62
Cash dividends per share paid for the year	97.0	65.0	52.0	0.63

The accompanying notes are an integral part of these consolidated financial statements.

MAKITA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	Makita Corporation shareholders’ equity								Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total
	Yen (millions)
Balance as of April 1, 2008	23,805	45,753	5,669	249,191	(7,657)	(263)	2,516	319,014
Purchases of treasury stock						(17,655)		(17,655)
Retirement of treasury stock		(329)		(11,135)		11,464		0
Disposal of treasury stock		(4)				19		15
Cash dividends				(13,855)			(235)	(14,090)
Comprehensive income (loss)
Net income				33,286			426	33,712	33,286	426	33,712
Foreign currency translation adjustment					(28,051)		(446)	(28,497)	(28,051)	(446)	(28,497)
Unrealized holding losses on available-for-sale securities					(3,065)			(3,065)	(3,065)		(3,065)
Pension liability adjustment					(3,688)			(3,688)	(3,688)		(3,688)
Total comprehensive loss									(1,518)	(20)	(1,538)

Balance as of March 31, 2009	23,805	45,420	5,669	257,487	(42,461)	(6,435)	2,261	285,746
Purchases of treasury stock						(10)		(10)
Cash dividends				(8,955)			(197)	(9,152)
Capital transactions and other Comprehensive income (loss)							181	181
Net income				22,258			308	22,566	22,258	308	22,566
Foreign currency translation adjustment					(2,931)		(87)	(3,018)	(2,931)	(87)	(3,018)
Unrealized holding losses on available-for-sale securities					2,430			2,430	2,430		2,430
Pension liability adjustment					930			930	930		930
Total comprehensive income									22,687	221	22,908

Balance as of March 31, 2010	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673
Purchases of treasury stock						(8)		(8)
Cash dividends				(7,163)			(136)	(7,299)
Comprehensive income (loss)
Net income				29,905			366	30,271	29,905	366	30,271
Foreign currency translation adjustment					(11,549)		(167)	(11,716)	(11,549)	(167)	(11,716)
Unrealized holding gains on available-for-sale securities					(838)			(838)	(838)		(838)
Pension liability adjustment					(405)			(405)	(405)		(405)
Total Comprehensive income									17,113	199	17,312

Balance as of March 31, 2011	23,805	45,420	5,669	293,532	(54,824)	(6,453)	2,529	309,678

Balance as of March 31, 2011 – US$ in thousands	286,807	547,229	68,301	3,536,530	(660,530)	(77,747)	30,470	3,731,060	206,181	2,398	208,578

The accompanying notes are an integral part of these consolidated financial statements.

MAKITA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2009, 2010 AND 2011

	Yen in millions			U.S. Dollars thousands
	2009	2010	2011	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥33,712	¥22,566	¥30,271	$364,711
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	8,887	8,308	7,557	91,048
Deferred income tax expense (benefit)	(546)	2,192	1,365	16,446
Realized losses (gains) on securities, net	3,548	(274)	(132)	(1,590)
Losses on disposal or sales of property, plant and equipment, net	430	284	(219)	(2,639)
Bad debt expense	474	152	223	2,687
Inventory write-downs	990	195	709	8,543
Impairment of goodwill and long-lived assets	-	1,605	262	3,157
Changes in assets and liabilities-
Trade receivables	9,081	(181)	(5,249)	(63,241)
Inventories	(18,304)	20,543	(28,008)	(337,446)
Trade notes and accounts payable and accrued expense	(10,005)	3,013	10,264	123,663
Income taxes payable	(4,589)	1,480	2,429	29,264
Accrued retirement and termination benefits	(2,297)	(1,615)	(1,167)	(14,060)
Other, net	797	(1,142)	1,312	15,806

Net cash provided by operating activities	22,178	57,126	19,617	236,349

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, including interest capitalized	(17,046)	(10,837)	(9,742)	(117,373)
Purchases of available-for-sale securities	(375)	(4,996)	(2,677)	(32,253)
Purchases of held-to-maturity securities	-	(1,522)	(2,870)	(34,578)
Proceeds from sales of available-for-sale securities	15,310	1,967	1,156	13,928
Proceeds from maturities of available-for-sale securities	2,500	500	500	6,024
Proceeds from maturities of held-to-maturity securities	600	350	800	9,639
Proceeds from sales of property, plant and equipment	135	299	756	9,108
Increase in time deposits, net	(560)	(3,375)	(7,274)	(87,639)
Other, net	(332)	(54)	17	204

Net cash provided by (used in) investing activities	232	(17,668)	(19,334)	(232,940)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings, net	(1,345)	(7)	226	2,723
Purchase of treasury stock, net	(17,640)	(10)	(8)	(96)
Cash dividends paid	(13,855)	(8,955)	(7,163)	(86,301)
Other, net	(339)	(142)	(410)	(4,940)

Net cash used in financing activities	(33,179)	(9,114)	(7,355)	(88,614)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,322)	(2,269)	(3,385)	(40,783)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(12,091)	28,075	(10,457)	(125,988)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	46,306	34,215	62,290	750,482

CASH AND CASH EQUIVALENTS, END OF YEAR /	34,215	62,290	51,833	624,494

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest, net of amount capitalized	232	58	49	590
Cash paid during the year for income taxes	15,866	7,280	8,665	104,398

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

83.1% of consolidated net sales for the year ended March 31, 2011 were generated from customers outside Japan, with 42.5% from Europe, 13.6% from North America and 8.5% from Asia and 18.5% from other areas.

Makita’s manufacturing and assembly operations are conducted primarily at two plants in Japan and seven plants overseas, located in the United States, Germany, the United Kingdom, Brazil, China (two plants) and Romania.

In 2011, the Company established Makita Manufacturing (Thailand) Co, Ltd. The production is scheduled to start in the fiscal 2012.

The March 11, 2011 earthquake and resulting tsunami caused no significant disruption to Makita’s business and no significant damage to the Makita’s owned facilities and assets. Damage losses, which were charged to cost and expenses, for the year ended March 31, 2011 approximated ¥ 6 million. The most significant cost incurred as a result of the event pertains to cash donation totaling ¥ 50 million made by Makita to certain organization to assist it with restoration and repair activities in the affected areas.

2. BASIS OF PRESENTING FINANCIAL STATEMENTS

The accompanying consolidated financial statements are presented in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

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

(b) Foreign Currency Translation and Transactions

Overseas subsidiaries’ assets and liabilities denominated in their local foreign currencies are translated at the exchange rate in effect at each fiscal year-end and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The local currencies of the overseas subsidiaries are regarded as their functional currencies. The resulting currency translation adjustments are included in accumulated other comprehensive income (loss) Gains and losses resulting from all foreign currency transactions, including foreign exchange contracts, and re-measurement of receivables and payables denominated in foreign currencies are included in other income (expenses).

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

Makita classifies investments, which are available for current operations, in current assets. The other investments are classified as investments as a part of non-current investments and other assets in the consolidated balance sheets.

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

(g) Property, Plant and Equipment and Depreciation and Amortization

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

Depreciation and amortization expense for the years ended March 31, 2009, 2010 and 2011 amounted to ¥ 8,444 million, ¥ 7,756 million and ¥ 6,910 million ($83,253thousand), respectively, which included amortization of capitalized lease equipment.

Certain leased buildings, improvements, machinery and equipment are accounted for as capital leases. The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2010 and 2011, was as follows:

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
Aggregate cost	¥602	¥238	$2,867
Accumulated amortization	271	187	2,253

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

Makita performs its annual impairment review of goodwill at every December 31, and when a triggering event occurs between annual impairment dates.

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

(j) Research and Development Costs and Advertising Costs

Research and development costs, which are included in Selling, general, administrative and others, net in the consolidated statements of income, are expensed as incurred.

Advertising costs are also expensed as incurred.

(k) Shipping and Handling Costs

Shipping and handling costs, which mainly include transportation to customers, are included in Selling, general, administrative and others, net in the consolidated statements of income.

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

Makita recognizes in its consolidated financial statements the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Makita classifies penalties and interest related to unrecognized tax benefits, if any, in provision for income taxes.

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

Makita employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options and currency swap agreements to manage its exposure to fluctuations in foreign currency exchange rates. Makita does not use derivatives for speculation or trading purpose. Changes in the fair value of derivatives are recorded each period in current earnings depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in earnings.

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

4. TRANSLATION OF FINANCIAL STATEMENTS

Solely for the convenience of readers, the accompanying consolidated financial statement amounts as of and for the year ended March 31, 2011, are also presented in U.S. dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥ 83 to US $ 1 at March 31, 2011. This translation should not be construed as a representation that the amounts shown could be or could have been converted into U.S. dollars at the rate indicated.

5. INVENTORIES

Inventories as of March 31, 2010 and 2011 comprised the following:

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
Finished goods	¥75,084	¥91,059	$1,097,096
Work in process	2,400	2,551	30,735
Raw materials	11,327	16,985	204,639

Total	¥88,811	¥110,595	$1,332,470

Inventory write-downs, which are charged to cost of sales, amounted to ¥ 990 million, ¥195 million, and ¥ 709 million ($ 8,543 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively. Inventory write-downs for the year ended March 31, 2011 include ¥ 3 million ($ 36 thousand) of damaged inventory caused by the March 11, 2011 earthquake and resulting tsunami in Japan.

6. IMPAIRMENT OF LONG-LIVED ASSETS

Makita recognized an impairment loss of ¥ 354 million for the year ended March 31, 2010 on long-lived assets related to the gardening tools reporting unit of the Japan operating segment.

Management assessed that impairment was caused by the economic downturn in Japan backdropped by the global recession, and the resulted un-suitable operations of its gardening tool unit for the year while it tried to minimize its operation losses.

The impairment losses were included in selling, general, administrative and others, net in the consolidated statements of income. The management estimated the fair value of the assets by the cost approach method and by the market approach method with the assistance of an independent third party appraiser. During the fourth quarter, management determined that certain planned initiatives related to a manufacturing facility would not produce the planned results. As a result, management revised its projections of future cash flows and recorded an impairment loss to write down the impacted assets to their estimated fair values.

Makita recognized an impairment loss of ¥ 262 million ($ 3,157 thousand) for the years ended March 31, 2011 on certain unused assets of machinery and equipments related to the gardening tools reporting unit of the Europe operating segment. The impairment losses were included in selling, general, administrative and others, net in the consolidated statements of income. The carrying value of those assets was reduced to zero on the basis that Makita anticipated no future use from those assets.

Management determined that no impairment of long-lived assets occurred as a result of the March 11, 2011 earthquake and resulting tsunami in Japan.

7. SHORT-TERM INVESTMENTS AND INVESTMENTS

Short-term investments and Investments consisted of available-for-sale securities and held-to-maturity securities and non-marketable equity securities (carried at cost).

The cost, gross unrealized holding gains and losses, fair value and carrying amount for such securities by major security type as of March 31, 2010 and 2011, were as follows:

	Yen in millions
As of March 31, 2010	Cost	Gains	Losses	Fair value	Carrying amount
Short-term investments:
Available-for-sale:
Corporate debt securities	¥553	¥30	¥-	¥583	¥583
Investments in trusts	4,493	490	3	4,980	4,980
MMF and FFF	25,700	-	-	25,700	25,700
Marketable equity securities	951	625	-	1,576	1,576

Sub total	31,697	1,145	3	32,839	32,839
Held-to-maturity:
Corporate debt securities	500	-	-	500	500
Public debt securities (except Government debt securities)	300	1	-	301	300

Sub total	800	1	-	801	800

Total Short-term investments	32,497	1,146	3	33,640	33,639

Investments:
Available-for-sale:
Marketable equity securities	7,582	5,066	5	12,643	12,643
Held-to-maturity:
Corporate debt securities	1,317	-	58	1,259	1,317
Government debt securities	201	-	-	201	201
Public debt securities (except Government debt securities)	603	-	2	601	603

Sub total	2,121	-	60	2,061	2,121

Total Investments	¥9,703	¥5,066	¥65	¥14,704	¥14,764

In addition to above investments, non-marketable equity securities (carried at cost) amounted to ¥ 402 million.

	Yen in millions
As of March 31, 2011	Cost	Gains	Losses	Fair value	Carrying amount
Short-term investments:
Available-for-sale:
Corporate debt securities	¥588	¥3	¥-	¥591	¥591
Investments in trusts	4,990	260	55	5,195	5,195
MMF and FFF	26,720	-	-	26,720	26,720
Marketable equity securities	671	277	-	948	948

Sub total	32,969	540	55	33,454	33,454
Held-to-maturity:
Corporate debt securities	101	-	-	101	101

Total Short-term investments	33,070	540	55	33,555	33,555

Investments:
Available-for-sale:
Marketable equity securities	7,486	4,552	238	11,800	11,800
Held-to-maturity:
Corporate debt securities	3,964	1	43	3,922	3,964
Government debt securities	200	1	-	201	200
Public debt securities (except Government debt securities)	706	1	-	707	706

Sub total	4,870	3	43	4,830	4,870

Total Investments	¥12,356	¥4,555	¥281	¥16,630	¥16,670

In addition to above investments, non-marketable equity securities (carried at cost) amounted to ¥ 399 million.

	U.S. Dollars in thousands
As of March 31, 2011	Cost	Gains	Losses	Fair value	Carrying amount
Short-term investments:
Available-for-sale:
Corporate debt securities	$7,084	$36	$-	$7,120	$7,120
Investments in trusts	60,120	3,133	663	62,590	62,590
MMF and FFF	321,928	-	-	321,928	321,928
Marketable equity securities	8,085	3,337	-	11,422	11,422

Sub total	397,217	6,506	663	403,060	403,060
Held-to-maturity:
Corporate debt securities	1,217	-	-	1,217	1,217

Total Short-term investments	398,434	6,506	663	404,277	404,277

Investments:
Available-for-sale:
Marketable equity securities	90,193	54,843	2,867	142,169	142,169
Held-to-maturity:
Corporate debt securities	47,759	12	518	47,253	47,759
Government debt securities	2,410	12	-	2,422	2,410
Public debt securities (except Government debt securities)	8,506	12	-	8,518	8,506

Sub total	58,675	36	518	58,193	58,675

Total Investments	$148,868	$54,879	$3,385	$200,362	$200,844

In addition to above investments, non-marketable equity securities (carried at cost) amounted to $ 4,807 thousand.

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by the fund managers of the trust banks. As of March 31, 2010 and 2011, each fund mainly consisted of marketable equity securities and interest-bearing bonds. Non-marketable equity securities are carried at cost and reviewed periodically for impairment.

The fair value of the non-marketable equity securities is not readily determinable.

The following table shows the gross unrealized holding losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2010 and 2011.

The gross unrealized loss position of available-for-sale securities has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. Makita has not held unrealized losses for twelve months or more at March 31, 2010 and 2011 with respect to available-for-sale securities.

The securities that are held to maturity each have a strong credit rating and Makita has both the intent and ability to hold such investments to maturity; therefore, Makita believes that it will not realize any losses on the held-to-maturity securities.

	Yen in millions
	Less than 12 months		12 months or more
As of March 31, 2010	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Short-term investments:
Available-for-sale:
Investment in trusts	¥234	¥3	¥-	¥-
Investments:
Available-for-sale:
Marketable equity securities	37	5	-	-
Held-to-maturity:
Corporate debt securities	714	3	545	55
Government debt securities	200	-	-	-
Public debt securities (except Government debt securities)	¥602	¥2	¥-	¥-

	Yen in millions
	Less than 12 months		12 months or more
As of March 31, 2011	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Short-term investments:
Available-for-sale:
Investment in trusts	¥1,669	¥55	¥-	¥-
Held-to-maturity:
Corporate debt securities	101	-	-	-
Investments:
Available-for-sale:
Marketable equity securities	2,237	238	-	-
Held-to-maturity:
Corporate debt securities	2,442	6	563	37
Public debt securities (except Government debt securities)	¥303	¥-	¥-	¥-

	U.S. Dollars in thousands
	Less than 12 months		12 months or more
As of March 31, 2011	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Short-term investments:
Available-for-sale:
Investment in trusts	$20,108	$663	$-	$-
Held-to-maturity:
Corporate debt securities	1,217	-	-	-

Investments:
Available-for-sale:
Marketable equity securities	26,952	2,867	-	-
Held-to-maturity:
Corporate debt securities	29,422	72	6,783	446
Public debt securities (except Government debt securities)	$3,651	$-	$-	$-

Maturities of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2011, regardless of their balance sheet classification, were as follows:

Maturities of debt securities based on Cost as of March 31, 2011

	Yen in millions			U.S. Dollars in thousands
	Available -for-sale	Held-to maturity	Total	Available -for-sale	Held-to maturity	Total
Due within one year	¥-	¥101	¥101	$-	$1,217	$1,217
Due after one to five year	588	4,270	4,858	7,084	51,446	58,530
Due after five to ten year	-	600	600	-	7,229	7,229
Due after ten year	-	-	-	-	-	-

Total	¥588	¥4,971	¥5,559	$7,084	$59,892	$66,976

Maturities of debt securities based on Fair value as of March 31, 2011

	Yen in millions			U.S. Dollars in thousands
	Available -for-sale	Held-to maturity	Total	Available -for-sale	Held-to maturity	Total
Due within one year	¥-	¥101	¥101	$-	$1,217	$1,217
Due after one to five year	591	4,267	4,858	7,120	51,410	58,530
Due after five to ten year	-	563	563	-	6,783	6,783
Due after ten year	-	-	-	-	-	-

Total	¥591	¥4,931	¥5,522	$7,120	$59,410	$66,530

Gross realized gains on sales of short-term investments and investments for the years ended March 31, 2009, 2010 and 2011 amounted to ¥ 534 million and ¥ 502 million and ¥ 331 million ($ 3,988 thousand), respectively.

Gross realized losses, which included the gross realized losses considered as other than temporary, during the years ended March 31, 2009, 2010 and 2011 amounted to ¥ 4,082 million, ¥ 228 million and ¥ 199 million ($ 2,398 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on short-term investments and investments of which declines in market value are considered to be other than temporary were charged to earnings as realized losses on securities, amounting to ¥ 4,059 million, ¥ 228 million and ¥ 199 million ($ 2,398 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively.

Proceeds from the sales and maturities of available-for-sale securities were ¥ 17,810 million, ¥ 2,467 million and ¥ 1,656 million ($ 19,952 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively. Proceeds from maturities of the held-to-maturity securities were ¥ 600 million, ¥ 350 million and ¥ 800 million ($ 9,639 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Intangible assets developed or acquired during the year ended March 31, 2011 totaled ¥ 660 million ($ 7,952 thousand), which are subject to amortization and primarily consist of Software. The weighted average amortization period for Intellectual property rights, Software, Other, and Total is approximately 8 years, 8 years 19 years, and 11 years, respectively.

The components of intangible assets subject to amortization at March 31, 2010 and 2011 were as follows:

	Yen in millions				U.S. Dollars in thousands
	2010		2011		2011
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intellectual property right	¥2,866	¥157	¥2,879	¥368	$34,687	$4,434
Software	2,841	1,826	3,040	2,044	36,626	24,627
Other	1,224	383	1,403	412	16,904	4,963

Total	¥6,931	¥2,366	¥7,322	¥2,824	$88,217	$34,024

Aggregate amortization expense for the years ended March 31, 2009, 2010 and 2011 was ¥ 443 million, ¥ 552 million and ¥ 647 million ($ 7,795 thousand), respectively. Estimated amortization expense for intangible assets currently held for the next five years ending March 31 is ¥ 629 million in 2012, ¥ 585 million in 2013, ¥ 514 million in 2014, ¥ 326 million in 2015, and ¥ 306 million in 2016.

Intangible assets not subject to amortization at March 31, 2010 and 2011 were as follows:

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
Gross carrying amount	¥99	¥97	$1,168

The changes in the carrying amount of goodwill at March 31, 2010 and 2011 were as follows:

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
Beginning balance	¥1,987	¥721	$8,687
Impairment	(1,251)	-	-
Other	(15)	-	-

Ending balance	¥721	¥721	$8,687

Makita recognized a goodwill impairment loss for the year ended March 31, 2010 of ¥ 1,251 million, which was included in the results of the Japan operating segment. Management determined that no impairment of goodwill occurred at the Makita’s Japan operating segment as a result of the March 11, 2011 earthquake and resulting tsunami in Japan.

This impairment loss was included in selling, general, administrative and others, net in the consolidated statements of income. The management estimated the fair value of the reporting unit based on weighted average value estimated by the income approach method and by the market approach method.

9. INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2009, 2010 and 2011 were as follows:

	Yen in millions			U.S. Dollars in thousands
	2009	2010	2011	2011
Income before income taxes:
Domestic	¥8,523	¥3,301	¥9,963	$120,036
Foreign	35,920	30,217	32,767	394,783

Total	44,443	33,518	42,730	514,819
Provision for income taxes:
Current - Domestic	2,721	1,647	2,369	28,542
- Foreign	8,556	7,113	8,725	105,120

Sub total	11,277	8,760	11,094	133,662
Deferred - Domestic	(158)	1,838	542	6,530
- Foreign	(388)	354	823	9,916

Sub total	(546)	2,192	1,365	16,446

Consolidated provision for income taxes	¥10,731	¥10,952	¥12,459	$150,108

Total income taxes were allocated as follows:

	Yen in millions			U.S. Dollars in thousands
	2009	2010	2011	2011
Net income	¥10,731	¥10,952	¥12,459	$150,108
Other comprehensive income (loss):
Foreign currency translation adjustment	(127)	5	(21)	(253)
Unrealized holding gains (losses) on available-for-sale securities	(2,066)	1,639	(566)	(6,820)
Pension liability adjustment	(2,491)	673	(288)	(3,470)

Total income taxes	¥6,047	¥13,269	¥11,584	$139,565

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 7.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.3% for the years ended March 31, 2009, 2010 and 2011.

A reconciliation of the combined statutory income tax rates to the effective income tax rates was as follows:

	Year ended March, 31
	2009	2010	2011
Combined statutory income tax rate in Japan	40.3%	40.3%	40.3%
Non-deductible expenses	0.8	0.7	0.5
Non-taxable dividends received	(0.3)	(0.1)	(0.1)
Change in valuation allowance	0.1	5.0	(0.9)
Tax sparing impact	(3.0)	(0.7)	(0.9)
Effect of the foreign tax rate differential	(14.9)	(14.2)	(11.5)
Other, net	1.1	1.7	1.8

Effective income tax rate	24.1%	32.7%	29.2%

According to the provisions of the tax treaties which have been concluded between Japan and 11 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 11 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction were provided. The Company applied such “tax sparing” mainly to China with the indicated tax reduction effect. The effect of the “tax sparing” resulted in a decrease of tax expense by ¥1,337 million or 3.0% and ¥232 million or 0.7% and ¥367 million ($4,422 thousand) or 0.9% for the years ended March 31, 2009, 2010 and 2011, respectively.

For the year ended March 31, 2009, an effect of the foreign tax rate differential of ¥ 6,628 million was recorded, which was attributable to proportionately higher profits in the overseas subsidiaries compared to those in the Company and domestic subsidiaries. Due mainly to this effect, the effective tax rate for the year ended March 31, 2009 was 24.1%, a decrease of 16.2 % as compared with the statutory income tax rate of 40.3%.

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

For the year ended March 31, 2011, an effect of the foreign tax rate differential of ¥ 4,904 million ($59,084 thousand) was recorded, which was attributable to proportionately higher profits in the Company and domestic subsidiaries compared to those in the overseas subsidiaries. Due mainly to this effect, the effective tax rate for the year ended March 31, 2011 was 29.2%, a decrease of 11.1% as compared with the statutory income tax rate of 40.3%.

The significant components of deferred income tax expense attributable to income before income taxes for the years ended March 31, 2009, 2010 and 2011 were as follows:

	Yen in millions			U.S. Dollars in thousands
	2009	2010	2011	2011
Deferred tax expense (exclusive of the effects of other components below)	¥(546)	¥1,172	¥1,499	$18,060
Increase (decrease) in beginning-of-the-year balance of the valuation allowance for deferred tax assets	-	1,020	(134)	(1,614)
	¥(546)	¥2,192	¥1,365	$16,446

Significant components of deferred income tax assets and liabilities as of March 31, 2010 and 2011 were as follows:

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
Deferred income tax assets:
Marketable securities and investment securities	¥2,567	¥2,407	$29,000
Accrued retirement and termination benefits	1,310	1,151	13,867
Accrued expenses	862	929	11,193
Inventories	2,023	1,584	19,084
Property, plant and equipment	2,308	1,898	22,867
Accrued payroll	1,542	1,642	19,783
Net operating loss carryforwards	1,044	742	8,940
Other	1,952	1,631	19,652

Total gross deferred income tax assets	13,608	11,984	144,386
Valuation allowance	(2,021)	(1,640)	(19,759)

Sub total	¥11,587	¥10,344	$124,627
Deferred income tax liabilities:
Undistributed earnings of overseas subsidiaries	¥(360)	¥(371)	$(4,470)
Unrealized gain on available-for-sale securities	(2,500)	(1,935)	(23,313)
Property, plant and equipment	(1,395)	(1,445)	(17,410)
Other	(4)	(9)	(108)

Total gross deferred income tax liabilities	(4,259)	(3,760)	(45,301)

Net deferred income tax assets	¥7,328	¥6,584	$79,325

Net deferred income taxes are recorded in the consolidated balance sheets as follows:

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
Deferred income taxes:
Current assets	¥6,434	¥6,039	$72,759
Investment and other assets	1,611	1,403	16,904
Current liabilities	(40)	(112)	(1,349)
Long-term liabilities	(677)	(746)	(8,988)

Total	¥7,328	¥6,584	$79,326

In assessing the realizability of deferred income tax assets, Makita considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss carryforwards are utilizable. Makita considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, Makita believes it is more likely than not that the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance, will be realized. The actual amount of the deferred income tax assets realizable, however, would be reduced if estimates of future taxable income during the carryforward period are not achieved. Makita has recorded a valuation allowance of ¥ 1,640 million ($ 19,759 thousand) as of March 31, 2011 against certain deferred income tax assets primarily associated with net operating loss carryforwards.

As of March 31, 2011, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥ 3,478 million ($ 41,904 thousand) which are available to offset future taxable income, if any. The net operating losses will expire as follows:

	Yen in millions	U.S. Dollars in thousands
Within 5 years	¥251	$3,024
6 to 20 years	2,002	24,120
Indefinite	1,225	14,760

Total	¥3,478	$41,904

As of March 31, 2011, Makita had foreign tax credit carryforwards for income tax purposes of ¥ 972 million ($ 11,711 thousand) which are available to reduce future income taxes payable, if any. The foreign tax credit carryforwards will expire within 2 years.

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries in the total amount of ¥ 148,214 million ($ 1,785,711 thousand) as of March 31, 2011 because Makita considers these earnings to be indefinitely reinvested, and the calculation of the unrecognized deferred tax liabilities is not practicable.

The unrecognized tax benefits and for the years ended March 31, 2009, 2010 and 2011 were neither material nor expected to significantly increase or decrease within 12 months period subsequent to March 31, 2011. Makita classifies penalties and interest related to unrecognized tax benefits, if any, in provision for income taxes, and the total amounts of penalties and interest related to unrecognized tax benefits recorded were not material for the years ended March 31, 2009, 2010 and 2011. Makita conducts business globally and, as a result, the Company and its subsidiaries file income tax returns in various jurisdictions all over the world. The Company will no longer be subject to income tax examinations for the periods prior to the fiscal year ended March 31, 2009, and one of the Company’s major subsidiaries in the United States remains subject to income tax examinations for the periods beginning in the fiscal year ended March 31, 2009.

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

The net periodic pension costs of the defined benefit plans for the years ended March 31, 2009, 2010 and 2011 consisted of the following components:

	Yen in millions			U.S. Dollars in thousands
	2009	2010	2011	2011
Service cost-benefit earned during the year	¥1,525	¥1,282	¥1,342	$16,169
Interest cost on projected benefit obligation	906	902	864	10,410
Expected return on plan assets	(1,444)	(1,114)	(883)	(10,639)
Amortization of prior service cost	(206)	(208)	(208)	(2,506)
Amortization of net transition obligation	4	-	-	-
Recognized actuarial loss	191	180	291	3,506

Net periodic pension costs	¥976	¥1,042	¥1,406	$16,940

Net actuarial loss and amortization of prior service cost which will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are as follows:

	Yen in millions	U.S. Dollars in thousands
	2012	2012
Net actuarial loss	¥402	$4,843
Amortization of prior service cost	225	2,711

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥36,854	¥37,898	$456,602
Service cost	1,282	1,342	16,169
Interest cost	902	864	10,410
Plan amendment	35	-	-
Actuarial loss	804	113	1,361
Benefits paid	(1,888)	(2,065)	(24,880)
Foreign exchange impact	(91)	(165)	(1,987)

Projected benefit obligation at end of year	37,898	37,987	457,675

Change in plan assets:
Fair value of plan assets at beginning of year	29,622	33,929	408,783
Actual return on plan assets	3,556	161	1,940
Employer contributions	2,490	2,427	29,241
Benefits paid	(1,729)	(1,876)	(22,602)
Foreign exchange impact	(10)	(16)	(193)

Fair value of plan assets at end of year	33,929	34,625	417,169

Underfunded status	(3,969)	(3,362)	(40,506)

Amounts recognized in accumulated other comprehensive income consisted of:
Net actuarial loss	13,513	13,999	168,663
Prior service cost	(2,142)	(1,935)	(23,313)

	11,371	12,064	145,350

Amounts recognized in the consolidated balance sheet consisted of:
Current liabilities	(191)	(234)	(2,819)
Non-current liabilities	(3,778)	(3,128)	(37,687)

	¥(3,969)	¥(3,362)	$(40,506)

Measurement date

The Company uses a March 31 measurement date for all of its plans.

The accumulated benefit obligation for all defined benefit plans was as follows:

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
Accumulated benefit obligation	¥33,478	¥33,547	$404,181

Assumptions

The weighted-average assumptions used to determine benefit obligations at March 31, 2010 and 2011 were as follows:

	2010	2011
Discount rate	2.3%	2.3%
Assumed rate of increase in future compensation levels	2.8%	2.8%

The weighted-average assumptions used to determine net periodic pension cost for each of the years in the three-year period ended March 31, 2011, were as follows:

	2009	2010	2011
Discount rate	2.4%	2.5%	2.3%
Assumed rate of increase in future compensation levels	3.3%	2.8%	2.8%
Expected long-term rate of return on plan assets	3.8%	2.9%	2.2%

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

Plan Assets

The target allocations by asset class are as follows:

Asset Class:	Target Allocations
Equity securities	25.0%
Debt securities	45.0
Life insurance company general accounts	18.0
Short-term assets	2.0
Alternative investments	10.0

Total	100%

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

Makita determined the mix of equity securities and debt securities after taking into consideration the expected long-term yield on pension assets. To decide whether changes in the basic portfolio are necessary, Makita examines the divergence between the expected long-term income and the actual income from the portfolio on an annual basis. Makita revises the portfolio when it is deemed necessary to reach the expected long-term yield. The plans’ equity securities include common stock of the Company in the amount of ¥ 3 million ($ 36 thousand) at March 31, 2011.

The fair values of Makita’s pension plan assets at March 31, 2011, by asset class, are as follows:

	Yen in millions					U.S. Dollars in thousands
As of March 31, 2011	Level 1		Level 2		Level 3	Level 1		Level 2		Level 3
Equity securities:	¥		¥		¥-	$		$		$
Domestic
Securities		2,043		-	-		24,614		-		-
Securities (commingled funds)		-		1,611	-		-		19,410		-
Overseas
Securities		1,194		-	-		14,386		-		-
Securities (commingled funds)		-		4,263	-		-		51,361		-
Debt securities:
Domestic
Government bonds		-		531	-		-		6,398		-
Commingled funds		-		8,818	-		-		106,241		-
Overseas
Government bonds		-		971	-		-		11,699		-
Commingled funds		-		5,340	-		-		64,337		-
Life insurance company general accounts		-		5,246	-		-		63,205		-
Short-term assets		1,878		83	-		22,627		1,000		-
Alternative investments											-
Commingled funds		-		2,647	-		-		31,891		-

Total		¥5,115		¥29,510	¥-		$61,627		$355,542		$-

Domestic and overseas equity securities consist primarily of stocks that are listed on the securities exchanges. Debt securities consist primarily of domestic and overseas government and municipal bonds. Short term assets consist primarily of bank deposits with a short term maturity.

Level 1 assets are comprised principally of equity securities which are valued based on quoted prices in active markets for identical assets. Level 2 assets are comprised principally of government bonds, commingled funds that invest in equity and debt securities, investments in life insurance company general accounts and alternative investments. Investments in life insurance company general accounts are valued at the amounts that are the conventional interest adding to the principle amounts calculated by Life Insurance Company. See note 16 for additional information about fair value hierarchies and valuation techniques.

Regarding to the debt securities selection, Makita has a good research and analysis on issuance conditions, such as rating, coupon, maturity date, and issuer. Makita appropriately diversified investments by maturity and issuer.

The equity securities are selected primarily from stocks that are listed on securities exchanges. Makita has a good research and analysis on the business scope and growth potential of investment companies, and appropriately diversified investments by type of industry. Regarding to investments in overseas investment vehicles, Makita has investigated the political stability and the economic stability of the investment markets, the market characteristics such as settlement systems and the taxation systems. For each such investment, Makita has selected appropriate investment country and currency. For commingled funds, Makita selected those that have a defined investment objects and operating style to invest. Makita also has alternative investments on J-REIT, G-REIT, commodities, high-yield debt, high-yield loan and market-neutral.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
Projected benefit obligation	¥3,752	¥3,659	$44,084
Accumulated benefit obligation	3,665	3,627	43,699
Fair value of plan assets	364	432	5,205
Accumulated benefit obligation in excess of plan assets	3,301	3,195	38,494

Cash flows

Contributions:

Makita expects to contribute ¥ 2,482 million ($ 29,904 thousand) to its domestic and foreign defined benefit plans in the year ending March 31, 2012.

Estimated future benefit payments

At March 31, 2011, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

Year ending March 31,	Yen in millions
2012	¥1,918
2013	1,967
2014	1,817
2015	1,783
2016	1,802
2017-2021	9,191

Total	¥18,478

Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥ 229 million, ¥ 188 million and ¥ 183 million ($ 2,205 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively.

The Company has unfunded retirement allowance programs for the Directors and the Statutory Auditors. Under such programs, the aggregate amount set aside as retirement allowances for the Directors and the Statutory Auditors was ¥ 384 million and ¥ 384 million ($ 4,627 thousand) as of March 31, 2010 and 2011, respectively, which is included in other liabilities in the accompanying balance sheets. This Executive retirement and termination allowances program was abolished by the Annual General Meeting of Shareholders held in June 2006. The aggregate amount set aside will be paid to the Directors and the Statutory Auditors when they retire.

11. SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

As of March 31, 2010 and 2011, short-term borrowings consisted of the following:

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
Bank borrowings	¥105	¥338	$4,072
Current maturities of long-term indebtedness	280	530	$6,386

Total	¥385	¥868	$10,458

Short-term borrowings, excluding current maturities of long-term indebtedness, consisted primarily of bank borrowings of overseas subsidiaries denominated in foreign currencies.

As of March 31, 2010 and 2011, the weighted average interest rate on short term bank borrowings was 4.1% and 2.0%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for immediate short-term borrowings without restrictions amounting to ¥ 14,121 million and ¥ 14,588 million ($ 175,759 thousand) as of March 31, 2010 and 2011, respectively.

As of March 31, 2010 and 2011, long-term indebtedness consisted of the following:

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
1.9% (weighted average rate) unsecured loans from banks, due 2012	¥500	¥500	$6,024
Capital lease obligations (see Note 3 (g) )	324	49	591
Less- Current maturities included in short-term borrowings	(280)	(530)	(6,386)

Total	¥544	¥19	$229

There were no covenants or cross default provisions under the Makita’s financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2011 are as summarized below:

Year ending March 31,	Yen in millions	U.S. Dollars in thousands
2012	¥530	$6,386
2013	14	169
2014	4	48
2015	1	12
2016	-	-
2017 and after	-	-

Total	¥549	$6,615

12. SHAREHOLDERS’ EQUITY

At the Board of Directors’ meeting held on April 30, 2008 and October 31, 2008, the Company authorized the repurchase of shares of its common stock pursuant to Article 156 of the Companies Act of Japan, as applied pursuant to Paragraph 3, Article 165 of the Companies Act of Japan, 6,000,000 shares of treasury stock were repurchased during the year ended March 31, 2009. Further at the Board of Directors’ meeting held on January 30, 2009, the Company decided to retire the treasury stock pursuant to the provisions of Article 178 of the Companies Act of Japan. 4,000,000 shares of treasury stock were retired during the year ended March 31, 2009.

The Companies Act of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company should be appropriated as capital reserve or earned reserve (hereinafter called reserve). No further appropriations are required when the total amount of the reserve exceed 25% of capital stock.

After shareholders approval of the declaration of a cash dividend in the amount of ¥ 7,026 million ($ 84,651 thousand) at the annual meeting of shareholders to be held on June 28, 2011 based on a resolution of the Board of Directors, cash dividends will be paid to shareholders of record as of March 31, 2011. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2011.

The amount of retained earnings available for dividends distribution is recorded in the Company’s non-consolidated books and amounted to ¥ 133,749 million ($ 1,611 million) as of March 31, 2011.

13. OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive loss as of March 31, 2009, 2010 and 2011, were as follows:

	Yen in millions			U.S. Dollars in thousands
	2009	2010	2011	2011
Foreign currency translation adjustment:
Beginning balance	¥(7,510)	¥(35,561)	¥(38,492)	$(463,759)
Adjustments to for the year	(28,051)	(2,931)	(11,549)	(139,144)

Ending balance	(35,561)	(38,492)	(50,041)	(602,903)
Unrealized holding gains on available-for-sale securities:
Beginning balance	3,885	820	3,250	39,156
Adjustments to for the year	(3,065)	2,430	(838)	(10,096)

Ending balance	820	3,250	2,412	29,060
Pension liability adjustment:
Beginning balance	(4,032)	(7,720)	(6,790)	(81,808)
Adjustments to for the year	(3,688)	930	(405)	(4,879)

Ending balance	(7,720)	(6,790)	(7,195)	(86,687)
Total other accumulated comprehensive income loss:
Beginning balance	(7,657)	(42,461)	(42,032)	(506,411)
Adjustments to for the year	(34,804)	429	(12,792)	(154,119)

Ending balance	¥(42,461)	¥(42,032)	¥(54,824)	$(660,530)

Tax effects allocated to each component of other comprehensive income (loss) were as follows:

	Yen in millions
	Pretax amount	Tax benefit (expense)	Net of tax amount
For the year ended March 31, 2009
Foreign currency translation adjustment	¥(28,178)	¥127	¥(28,051)
Unrealized holding losses on available-for-sale securities:
Unrealized holding losses arising during the year	(8,679)	3,497	(5,182)
Less-Reclassification adjustment for gains realized in net income	3,548	(1,431)	2,117

Net unrealized losses	(5,131)	2,066	(3,065)
Pension liability adjustment:
Unrealized losses arising during the year	(6,168)	2,487	(3,681)
Less-Reclassification adjustment for losses realized in net income	(11)	4	(7)

Net unrealized losses	(6,179)	2,491	(3,688)
Other comprehensive losses	¥(39,488)	¥4,684	¥(34,804)

For the year ended March 31, 2010
Foreign currency translation adjustment	¥(2,926)	¥(5)	¥(2,931)
Unrealized holding gains on available-for-sale securities:
Unrealized holding gains arising during the year	4,343	(1,750)	2,593
Less-Reclassification adjustment for losses realized in net income	(274)	111	(163)

Net unrealized gains	4,069	(1,639)	2,430
Pension liability adjustment:
Unrealized gains arising during the year	1,622	(682)	940
Less-Reclassification adjustment for losses realized in net income	(19)	9	(10)

Net unrealized gains	1,603	(673)	930
Other comprehensive income	¥2,746	¥(2,317)	¥429

For the year ended March 31, 2011
Foreign currency translation adjustment	¥(11,570)	¥21	¥(11,549)
Unrealized holding losses on available-for-sale securities:
Unrealized holding losses arising during the year	(1,272)	513	(759)
Less-Reclassification adjustment for losses realized in net income	(132)	53	(79)

Net unrealized losses	(1,404)	566	(838)
Pension liability adjustment:
Unrealized losses arising during the year	(776)	321	(455)
Less-Reclassification adjustment for gains realized in net income	83	(33)	50

Net unrealized losses	(693)	288	(405)
Other comprehensive losses	¥(13,667)	¥875	¥(12,792)

	U.S. Dollars in thousands
	Pretax amount	Tax benefit (expense)	Net of tax amount
For the year ended March 31, 2011
Foreign currency translation adjustment	$(139,398)	$253	$(139,144)
Unrealized holding gains on available-for-sale securities:
Unrealized holding losses arising during the year	(15,326)	6,182	(9,144)
Less-Reclassification adjustment for losses realized in net income	(1,590)	638	(952)

Net unrealized losses	(16,916)	6,820	(10,096)
Pension liability adjustment:
Unrealized losses arising during the year	(9,349)	3,868	(5,481)
Less-Reclassification adjustment for gains realized in net income	1,000	(398)	602

Net unrealized losses	(8,349)	3,470	(4,879)
Other comprehensive losses	$(164,663)	$10,543	$(154,119)

14. EARNINGS PER SHARE

Basic earnings per share computations are as follows. There were no diluted effects during the years ended March 31, 2009, 2010 and 2011.

	Yen in millions			U.S. Dollars in thousands
Numerator	2009	2010	2011	2011
Net income available to common share holders- Basic	¥33,286	¥22,258	¥29,905	$360,301

Denominator	Number of shares
Weighted average common shares outstanding- Basic	140,518,582	137,762,051	137,759,272

	Yen			U.S. Dollars
Earnings per share: Basic	¥236.9	¥161.6	¥217.1	$2.62

15. COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2011, the Company was contingently liable as a guarantor for housing and education loans to employees in the amount of ¥ 7 million ($84 thousand). The Company will be required to satisfy the outstanding loan commitments of certain employees in the event those employees are not able to fulfill their repayment obligations. The fair value of the liabilities for the Company’s obligations under the guarantees described above as of March 31, 2011, was insignificant.

Makita’s purchase obligations, mainly for raw materials, were ¥ 9,007 million ($ 108,518 thousand) as of March 31, 2011.

Makita is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Makita’s consolidated financial position, results of operations, or cash flows.

Makita made rental payments of ¥ 2,207 million, ¥ 2,264 million and ¥ 2,103 million ($25,337 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2009, 2010 and 2011, respectively.

The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2011, were as follows:

Year ending March 31,	Yen in millions
2012	¥805
2013	616
2014	507
2015	354
2016	276
2017 and after	360

Total	¥2,918

Makita generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. The change in accrued product warranty cost for the years ended March 31, 2009, 2010 and 2011 was summarized as follows:

	Yen in millions			U.S. Dollars in thousands
	2009	2010	2011	2011
Balance at beginning of year	¥1,964	¥1,677	¥1,835	$22,108
Addition	1,648	1,484	1,601	19,289
Utilization	(1,593)	(1,373)	(1,344)	(16,192)
Foreign exchange impact	(342)	47	(77)	(928)

Balance at end of year	¥1,677	¥1,835	¥2,015	$24,277

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

Assets and liabilities measured at fair value on a recurring basis

The following table presents the placement in the fair value hierarchy of Makita’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2010 and 2011:

As of March 31, 2010	Yen in millions
	Level 1	Level 2	Level 3
Assets:
Short-term investments:
Corporate debt securities	¥-	¥583	¥-
Investments in trusts	3,648	1,332	-
MMF and FFF	-	25,700	-
Marketable equity securities	1,576	-	-
Derivatives Investments:	-	25	-
Marketable equity securities	12,643	-	-
Liabilities:
Derivatives	¥-	¥(305)	¥-

As of March 31, 2011	Yen in millions			U.S. Dollars in thousands
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets:
Short-term investments:
Corporate debt securities	¥-	¥591	¥-	$-	$7,120	$-
Investments in trusts	4,156	1,039	-	50,072	12,518	-
MMF and FFF	-	26,720	-	-	321,928	-
Marketable equity securities	948	-	-	11,422	-	-
Derivatives Investments:	-	45	-	-	542	-
Marketable equity securities	11,800	-	-	142,169	-	-
Liabilities:
Derivatives	¥-	¥(433)	¥-	$-	$(5,217)	$-

Level 1:	Short-term investments are comprised principally of investment in trusts. Investments is comprised of marketable equity securities. They are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.
Level 2:

Investments in trusts are comprised principally of domestic stock investment fund, domestic bond investment fund, and international bond investment fund, which are estimated by using observable inputs, such as net asset value per share. Almost all investments in trust can be liquidated within 30 days.

MMF and FFF are acronyms for “Money Management Funds” and “Free Financial Funds”. They are comprised principally of domestic public bond, domestic corporate bond, commercial paper, international public bond and international corporate bond, which are operated to accrue stable capital gain.

Derivatives are comprised of foreign currency contracts which are estimated by using observable market inputs, such as foreign currency exchange rates, interest rate and volatility.

Assets and liabilities measured at fair value on a nonrecurring basis

During the year ended March 31, 2010, Makita recognized an impairment loss of ¥ 354 million on long-lived assets and ¥ 1,251 million on goodwill. The both were included in the results of the Japan segment. Management assessed that the impairment were caused by the economic downturn in Japan backdropped by the global recession, etc. The management estimated the fair value of the long-lived assets by the cost approach method and by the market approach method, and the fair value of the goodwill by the weighted average value estimated by the income approach method and by the market approach method, with the assistance of an independent third party appraiser. These values were presented in Level 3 because these were valued based on unobservable inputs.

The following table presents the placement in the fair value hierarchy of Makita’s assets that are measured at fair value on a non-recurring basis as of March 31, 2010:

	26,720		26,720		26,720	26,720
As of March 31, 2010	Yen in millions
	Fair Value					Impairment loss
	Level 1		Level 2		Level 3
Assets:
Long-lived assets		¥-		¥-	¥2,762	¥354
Goodwill	-		-		-	1,251

During the year ended March 31, 2011, Makita recognized an impairment loss of ¥ 262 million ($ 3,157 thousand) on certain unused assets of machinery and equipments. The carrying value of those assets was reduced to zero on the basis that Makita anticipated no future use from those assets. The impairment loss was included in the result of Europe operating segment. Makita classified them as Level 3 because these were valued based on unobservable inputs.

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

(b) Foreign currency exchange rate risk management

Makita operates internationally, giving rise to significant exposures to market risks from changes in foreign exchange rates, and enters into foreign currency contracts, currency swaps and currency option contracts to hedge the foreign currency exposure.

These derivative instruments are principally intended to protect against foreign exchange exposure related to intercompany transfer of inventories and financing activities.

The derivative instruments as of March 31, 2010 and 2011 were as follows.

		Yen in millions		U.S. Dollars in thousands
Derivatives not designated as hedging instruments	Balance sheet Location	2010	2011	2011
Assets
Foreign currency contracts	Other current assets	¥25	¥45	¥542

Total		¥25	¥45	¥542

Liabilities
Foreign currency contracts	Other liabilities	(301)	(433)	(5,217)
Currency option contracts	Other liabilities	(4)	-	-

Total		¥(305)	¥(433)	¥(5,217)

The amount of gain or (loss) recognized in income on derivative for the year ended March 31, 2009, 2010, and 2011 were as follows.

Amount of gain (loss) recognized in income on derivative

		Yen in millions			U.S. Dollars in thousands
Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivative	Amount of gain (loss) recognized in income on derivative
		2009	2010	2011	2011
Foreign currency contracts	Exchange gains (losses)	¥(836)	¥565	¥(112)	$(1,349)
Currency swaps	Exchange gains (losses)	(706)	321	-	-
Currency option contracts	Exchange gains (losses)	(12)	3	4	48

Total		¥(1,554)	¥889	¥(108)	$(1,301)

Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows:

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
Foreign currency contracts	¥14,544	¥22,836	$275,133
Currency option contracts	176	-	-

Total	¥14,720	¥22,836	$275,133

The notional amounts for Foreign currency contracts, Foreign currency swaps and Currency option contracts, presented by currency, were as follows:

	Yen in millions		U.S. Dollars in thousands
	2010	2011	2011
U.S. Dollars	¥9,277	¥15,533	$187,145
Euro	3,919	5,254	63,301
Other	1,524	2,049	24,687

Total	¥14,720	¥22,836	$275,133

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

(c) Short-term Investments and Investments

The fair value of short-term investments and investments is estimated based on quoted market prices. For certain investments such as non-marketable securities, since there are no quoted market prices existing, a reasonable estimation of a fair value could not be made without incurring excessive cost, and such securities have been excluded from fair value disclosure. The fair value of such securities is estimated if and when there are indications that the investment may be impaired.

Non-marketable securities amounted to ¥ 402 million and ¥ 399 million ($ 4,807 thousand) as of March 31, 2010 and 2011, respectively.

(d) Long-term Indebtedness

The fair value of long-term indebtedness is a present value of future cash flows associated with each instrument discounted using Makita’s current borrowing rates for similar debt instruments of comparable maturities.

(e) Other Derivative Financial Instruments

The fair values of other derivative financial instruments, foreign currency contracts and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	Yen in millions				U.S. Dollars in thousands
	2010		2011		2011
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Short-term investments	¥33,639	¥33,640	¥33,555	¥33,555	$404,277	$404,277
Investments	14,764	14,704	16,670	16,630	200,844	200,362
Long-term time deposits	3	3	11	11	133	133
Long-term indebtedness including current maturities	(824)	(832)	(549)	(550)	(6,615)	(6,627)
Foreign currency contracts:
Assets	25	25	45	45	542	542
Liabilities	(301)	(301)	(433)	(433)	(5,217)	(5,217)
Currency option contracts:
Liabilities	¥(4)	¥(4)	¥-	¥-	$-	$-

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

During the three years ended March 31, 2009, 2010 and 2011, Makita’s operating structure included the following geographical operating segments: Japan Group, Europe Group, North America Group, Asia Group, and Other Group. Segment information is determined by the location of the Company and its relevant subsidiaries, as reported to the Company’s chief operating decision maker.

Major countries or regions in each geographic area:

Europe:	Germany, United Kingdom, Italy, France, Finland
North America:	United States, Canada
Asia:	China, Singapore
Other regions:	Australia, Brazil, United Arab Emirates

Makita evaluates the performance of each operating segment based on U.S. GAAP information. Segment profit and loss is measured in a consistent manner with consolidated operating income, which is earnings before income taxes excluding interest and dividend income, interest expense, foreign currency transaction exchange gains and losses, realized gains and losses on investment securities, and other. Segment assets are based on total assets attributable to the segment.

The accounting policies used by the segments are the same as those used in the preparation of the consolidated financial statements. Inter-segment sales are made at estimated arm’s-length prices and are included as a reconciling item to total consolidated sales in the below tables. Eliminations include intercompany sales between operating segments, net intercompany receivables and intercompany profit in inventory from products sold between segments.

Segment Products and Services

Makita is a manufacturer and wholesaler of electric power tools and other tools. The operating segments derive substantially all of their revenues from the sale of electric power tools and parts and repairs.

Year ended March 31, 2009

	Yen in millions
	Japan	Europe	North America	Asia	Other regions	Total Segment	Corporate and Eliminations	Consolidated
Sales:
External customers	¥63,859	¥137,230	¥42,446	¥9,954	¥40,545	¥294,034	¥-	¥294,034
Inter-segment	56,371	4,154	4,690	86,697	121	152,033	(152,033)	-

Total	120,230	141,384	47,136	96,651	40,666	446,067	(152,033)	294,034

Operating expenses	112,109	121,668	46,291	84,438	35,816	400,322	(156,363)	243,959
Segment income	8,121	19,716	845	12,213	4,850	45,745	4,330	50,075
Other income (expenses)	-	-	-	-	-	-	-	(5,632)
Income before income taxes	-	-	-	-	-	-	-	44,443
Long-lived assets	44,114	11,395	2,231	11,302	3,827	72,869	(173)	72,696
Segment assets	235,252	110,897	33,533	48,311	36,134	464,127	(127,483)	336,644
Capital expenditures	6,682	5,245	359	3,045	1,856	17,187	(141)	17,046
Depreciation and amortization	5,084	1,534	586	1,493	268	8,965	(78)	8,887
Government Grants	¥-	¥-	¥-	¥-	¥122	¥122	¥-	¥122

Year ended March 31, 2010

	Yen in millions
	Japan	Europe	North America	Asia	Other regions	Total Segment	Corporate and Eliminations	Consolidated
Sales:
External customers	¥55,767	¥109,484	¥34,547	¥9,007	¥37,018	¥245,823	¥-	¥245,823
Inter-segment	33,309	2,809	1,847	57,820	98	95,883	(95,883)	-

Total	89,076	112,293	36,394	66,827	37,116	341,706	(95,883)	245,823

Operating expenses	89,719	99,418	36,034	57,947	34,942	318,060	(102,627)	215,433
Segment income	(643)	12,875	360	8,880	2,174	23,646	6,744	30,390
Other income (expenses)	-	-	-	-	-	-	-	3,128
Income before income taxes	-	-	-	-	-	-	-	33,518
Long-lived assets	41,214	14,887	1,983	10,732	4,543	73,359	(159)	73,200
Segment assets	232,226	110,009	30,281	58,148	39,229	469,893	(120,054)	349,839
Capital expenditures	3,800	4,817	198	1,541	543	10,899	(62)	10,837
Depreciation and amortization	4,693	1,351	431	1,497	397	8,369	(61)	8,308
Impairment loss	1,605	-	-	-	-	1,605	-	1,605
Government Grants	¥-	¥-	¥-	¥-	¥339	¥339	¥-	¥339

Year ended March 31, 2011

	Yen in millions
	Japan	Europe	North America	Asia	Other regions	Total Segment	Corporate and Eliminations	Consolidated
Sales:
External customers	¥62,194	¥115,554	¥37,573	¥12,365	¥44,944	¥272,630	¥-	¥272,630
Inter-segment	51,230	3,171	2,979	101,216	116	158,712	(158,712)	-

Total	113,424	118,725	40,552	113,581	45,060	431,342	(158,712)	272,630

Operating expenses	102,905	105,361	38,698	100,575	38,646	386,185	(155,464)	230,721
Segment income	10,519	13,364	1,854	13,006	6,414	45,157	(3,248)	41,909
Other income (expenses)	-	-	-	-	-	-	-	821
Income before income taxes	-	-	-	-	-	-	-	42,730
Long-lived assets	39,400	15,630	1,732	11,210	4,166	72,138	(100)	72,038
Segment assets	236,821	123,140	30,539	72,264	47,145	509,909	(137,402)	372,507
Capital expenditures	2,781	3,718	214	2,878	235	9,826	(84)	9,742
Depreciation and amortization	4,225	1,226	355	1,432	377	7,615	(58)	7,557
Impairment loss	-	262	-	-	-	262	-	262
Government Grants	¥-	¥-	¥-	¥-	¥1,327	¥1,327	¥-	¥1,327

Year ended March 31, 2011

	U.S. Dollars in thousands
	Japan	Europe	North America	Asia	Other regions	Total Segment	Corporate and Eliminations	Consolidated
Sales:
External customers	$749,325	$1,392,217	$452,687	$148,976	$541,494	$3,284,699	$-	$3,284,699
Inter-segment	617,229	38,205	35,892	1,219,470	1,397	1,912,193	(1,912,193)	-

Total	1,366,554	1,430,422	488,579	1,368,446	542,891	5,196,892	(1,912,193)	3,284,699

Operating expenses	1,239,819	1,269,410	466,242	1,211,747	465,614	4,652,832	(1,873,061)	2,779,771
Segment income	126,735	161,012	22,337	156,699	77,277	544,060	(39,132)	504,928
Other income (expenses)	-	-	-	-	-	-	-	9,891
Income before income taxes	-	-	-	-	-	-	-	514,819
Long-lived assets	474,699	188,313	20,867	135,060	50,194	869,133	(1,205)	867,928
Segment assets	2,853,265	1,483,614	367,940	870,651	568,012	6,143,482	(1,655,446)	4,488,036
Capital expenditures	33,506	44,795	2,578	34,675	2,832	118,386	(1,013)	117,373
Depreciation and amortization	50,904	14,771	4,277	17,253	4,542	91,747	(699)	91,048
Impairment loss	-	3,157	-	-	-	3,157	-	3,157
Government Grants	$-	$-	$-	$-	$15,988	$15,988	$-	$15,988

Makita’s current revenues from external customers by geographic area are set forth below.

Consolidated Net Sales by geographic area

	Yen in millions, except for percentage amounts						U.S. Dollars in thousands
	Year ended March 31,
	2009		2010		2011		2011
Japan	¥46,222	15.7%	¥42,697	17.4%	¥46,065	16.9%	$555,000
Europe	137,113	46.6	109,106	44.4	115,977	42.5	1,397,313
U.S.A.	33,250	11.3	26,292	10.7	27,691	10.2	333,627
North America (excluding U.S.A)	9,039	3.1	8,217	3.3	9,420	3.4	113,494
Asia (excluding Japan)	21,995	7.5	18,373	7.5	23,073	8.5	277,988
Other	46,415	15.8	41,138	16.7	50,404	18.5	607,277

Total	¥294,034	100%	¥245,823	100%	¥272,630	100%	$3,284,699

No single external customer accounted for 10% or more of Makita’s net sales for each of the year ended Mar 31, 2009, 2010 and 2011.

Consolidated Net Sales by Product categories

	Yen in millions, except for percentage amounts						U.S. Dollars in thousands
Fiscal year	2009		2010		2011		2011
Power Tools	¥214,703	73.0%	¥173,998	70.8%	¥194,706	71.4%	$2,345,856
Gardening Equipments, Household and Other Products	36,916	12.6	34,145	13.9	38,391	14.1	462,542
Parts, Repairs and Accessories	42,415	14.4	37,680	15.3	39,533	14.5	476,301

Total	¥294,034	100%	¥245,823	100%	¥272,630	100%	$3,284,699

20. RELATED PARTY TRANSACTIONS

The transactions between the Company and Maruwa Co., Ltd. (“Maruwa”), for which a representative director of the Company, Masahiko Goto, and certain of his family members have a majority of the voting rights, amounted to ¥ 2 million ($ 24 thousand) for advertising expenses for each of the years ended March 31, 2009, 2010 and 2011.

The Company’s purchases of raw materials and production equipment from Toa Co., Ltd., for which a representative director of the Company, Masahiko Goto, and certain of his family members have a majority of the voting rights, were ¥ 109 million, ¥ 28 million and ¥ 53 million ($ 639 thousand) during the years ended March 31, 2009, 2010 and 2011, respectively. The accounts payable of the Company related to these transactions were ¥ 5 million, ¥ 2 million and ¥ 11 million ($ 133 thousand) as of March 31, 2009, 2010 and 2011, respectively.

The outside director, Motohiko Yokoyama is a chairman of JTEKT Corporation. The Company’s purchases of raw materials and production equipment from JTEKT Corporation, were ¥ 614 million during March 31, 2009, ¥ 311 million during the year ended March 31, 2010 and ¥ 470 million ($ 5,663 thousand) during the year ended March 31, 2011.

The accounts payables of the Company related to these transactions were ¥ 27 million, ¥ 24 million and ¥ 57 million ($ 687 thousand) as of March 31, 2009, 2010, and 2011 respectively.

21. SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF INCOME

The following amounts are included in selling, general, administrative and others, net for the years ended March 31, 2009, 2010 and 2011:

	Yen in millions			U.S. Dollars in thousands
	2009	2010	2011	2011
Research and Development Costs	¥6,883	¥6,782	¥7,283	$87,747
Advertising Costs	5,747	4,203	4,462	53,759
Shipping and Handling Costs	6,590	5,492	5,770	69,518
Government Grants *	(122)	(339)	(1,327)	(15,988)

*	Government Grants are related to value added tax incentives granted by Parana state in Brazil.

MAKITA CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FOR THE YEAR ENDED MARCH 31, 2009, 2010 AND 2011

	Yen in millions
		Additions
Descriptions	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Deductions	Translation adjustments	Balance at end of year
2009:
Allowance for doubtful receivables	¥1,018	¥474	¥-	¥(131)	¥(232)	¥1,129
Deferred income tax assets valuation allowance	331	41	-	(32)	(11)	329
Volume-based rebates	4,973	-	8,949	(11,662)	804	3,064
Cooperative advertisings	456	-	2,352	(2,662)	43	189
Cash discounts	¥396	¥-	¥5,444	¥(5,514)	¥14	¥340
2010:
Allowance for doubtful receivables	¥1,129	¥152	¥-	¥(289)	¥18	¥1,010
Deferred income tax assets valuation allowance	329	1,704	-	(15)	3	2,021
Volume-based rebates	3,064	-	7,738	(7,672)	(117)	3,013
Cooperative advertisings	189	-	1,704	(1,544)	7	356
Cash discounts	¥340	¥-	¥4,420	¥(4,281)	¥8	¥487
2011:
Allowance for doubtful receivables	¥1,010	¥223	¥-	¥(235)	¥(63)	¥935
Deferred income tax assets valuation allowance	2,021	621	-	(1,010)	8	1,640
Volume-based rebates	3,013	-	8,736	(7,835)	(111)	3,803
Cooperative advertisings	356	-	2,296	(2,209)	(30)	413
Cash discounts	¥487	¥-	¥5,069	¥(5,184)	¥(28)	¥344