Form 20-F
period 2012-03-31
MAKITA CORP
filed 2012-06-29
CIK 202467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

As of March 31, 2012, 135,750,518 shares of common stock were issued and outstanding excluding 4,258,242 shares of Treasury stock. An aggregate number of 1,423,699 shares of common stock were held in the form of American Depositary Shares.

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

i

Certain References and Information

As used in this annual report, the term “FY” preceding a year means the twelve-month period ended March 31 of the year referred to. For example, “FY2012” refers to the twelve-month period ended March 31, 2012. All other references to years refer to the applicable calendar year. All information contained in this annual report is as of March 31, 2012 unless otherwise specified.

In parts of this annual report, amounts reported in Japanese yen have been translated into U.S. dollars for the convenience of readers. Unless otherwise noted, the rate used for this translation was ¥ 82 = U.S. $ 1.00, the approximate exchange rate of the noon buying rate for Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2012. On June 22, 2012 the noon buying rate for Japanese yen cable transfer in New York City as reported by the Federal Reserve Bank of New York was ¥ 80.52 = U.S. $ 1.00.

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

Such risks and uncertainties are generally set forth in Item 3.D. “Risk Factors” of this Form 20-F include but are not limited to:

•	The levels of construction activities and capital investments in Makita’s markets
•	Fluctuations in currency exchange rates
•	Intense competition in global power tools market for professional use
•	Makita’s overseas activities and entry into overseas markets
•	Makita’s inability to develop attractive products
•	Geographic concentration of Makita’s main offices and facilities
•	Sharp rise in prices of raw materials or failure of Makita to procure necessary raw materials at an adequate price
•	Failure of Makita’s suppliers to deliver materials or parts required for production as scheduled
•	Failure to maintain cooperative relationships with significant customers and reduction of purchase and sale of Makita’s products by significant customers

•	Failure to protect Makita’s intellectual property rights or infringing intellectual property rights of third parties
•	Product liability litigation or recalls
•	Fluctuations in stock market prices
•	Environmental or other government regulations
•	Effectiveness of Makita’s internal control over financial reporting and the related attestation provided by Makita’s auditors
•	Halts or malfunctioning of Makita’s IT operations network
•	Makita’s ability to retain talented personnel

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

It em 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The following data for each of the five fiscal years ended March 31 have been derived from Makita’s audited consolidated financial statements. They should be read in conjunction with Makita’s audited consolidated balance sheets as of March 31, 2011 and 2012, the related consolidated statements of income, changes in equity and comprehensive income (loss) and cash flows for each of the three years ended March 31, 2010, 2011 and 2012 and the notes thereto that appear elsewhere in this annual report. Makita’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Income Statement Data	Fiscal year ended March 31,
	2008	2009	2010	2011	2012	2012
	Yen in millions					U.S. Dollars in thousands
Net Sales	¥342,577	¥294,034	¥245,823	¥272,630	¥295,711	$3,606,232
Operating Income	67,031	50,075	30,390	41,909	48,516	591,659
Net Income	46,509	33,712	22,566	30,271	32,789	399,866
Net Income attributable to Makita Corporation	46,043	33,286	22,258	29,905	32,497	396,305

	Yen					U.S. Dollars
Net Income per share of Common stock and per ADS :Basic	320.3	236.9	161.6	217.1	236.8	2.89
:Diluted	-	-	-	-	-	-

Balance Sheet Data	Yen in millions					U.S. Dollars in thousands
	2008	2009	2010	2011	2012	2012
Total Assets	¥386,467	¥336,644	¥349,839	¥372,507	¥383,256	$4,673,854
Cash and Cash equivalents, Time Deposits and Short-term investments	98,142	66,308	104,312	101,107	83,441	1,017,573
Working Capital	230,699	199,586	211,336	219,270	223,045	2,720,061
Common Stock	23,805	23,805	23,805	23,805	23,805	290,305
Makita Corporation shareholders’ equity	316,498	283,485	297,207	307,149	321,253	3,917,720
Total equity	¥319,014	¥285,746	¥299,673	¥309,678	¥323,778	$3,948,513

Total number of shares outstanding	Fiscal year ended March 31,
	2008	2009	2010	2011	2012
	143,773,625	137,764,005	137,760,402	137,757,699	137,750,518

Note:	1.	Net income per share equals net income attributable to Makita shareholders divided by the average number of outstanding shares of common stock.
	2.	Net working capital equals current assets less current liabilities.
	3.	Diluted net income per share is not presented, as Makita has no shares or other rights convertible or exchangeable for shares of common stock.

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

	Yen per U.S. $ 1.00
Fiscal year ended March 31,	High	Low	Average	Year-end
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.85	99.15
2010	100.71	86.12	92.49	93.40
2011	94.68	78.74	85.71	82.76
2012	85.26	75.72	79.00	82.41
2013 (through June 22, 2012)	82.62	78.21	80.11	80.52

	Yen per U.S. $ 1.00
2012	January	February	March	April	May	June
High	78.13	81.10	83.78	82.62	80.36	80.52
Low	76.28	76.11	80.86	79.81	78.29	78.21

On June 22, 2012 the noon buying rate for cable transfers in Japanese yen in New York as reported by the Federal Reserve Bank of New York was ¥80.52 = U.S. $ 1.00.

Cash dividends declared per share of common stock and per American Depositary Share (“ADS”)

Fiscal year ended March 31,	Yen		U.S. Dollars
	Interim	Year-end	Interim	Year-end
2008	30	67	0.30	0.67
2009	30	50	0.31	0.53
2010	15	37	0.17	0.41
2011	15	51	0.18	0.61
2012	15	57	0.19	0.71

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

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

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

The demand for power tools, Makita’s main products, is affected to a large extent by the levels of new housing construction, demand for household renovations, public investment and private investments. Generally speaking, the levels of construction activities and capital investment and consumption trends depend largely on the economic conditions in the market.

As a result, when economic conditions weaken in Japan, Europe, North America, Asia, Central and South America, Oceania, the Middle East and Africa where Makita conducts business actively, this may have an adverse impact on Makita’s financial condition and results of operations. In addition, fluctuations in prices of crude oil or mineral resources and volatility in the increasingly globally-linked stock market may affect construction demand, public investment, capital expenditure and consumption trends, which in turn, may have a negative impact on Makita’s financial condition and results of operations.

The world economy had been recovering from the aftermath of the financial crisis of 2008 until the European sovereign debt crisis emerged in 2010, which has adversely affected the economy, leading to a slow down in the recovery. While emerging countries such as Russia and Brazil are expected to continue their steady economic growth, uncertainty of world economic conditions may adversely affect construction activities and consumption, and Makita’s sales may decrease. Consequently, the ratio of selling, general, administrative and others, net to net sales may become relatively high, and as a result, profit margin may decrease. Such conditions may require reorganization and restructuring of production facilities and sales/distribution sites.

If the European sovereign debt crisis prolongs, it may have further adverse effects on the level of new housing construction, demand for household renovations, public investment and private investments due to the tightening of credit because of fears of failure of financial institutions or further decrease in public spending because of the austerity budget. Moreover, euro’s further decline may particularly impact export-oriented Asian countries and thus slow their economies.

Currency exchange rate fluctuations may affect Makita’s financial results.

The functional currency for all of Makita’s significant foreign operations is the local currency. Assets and liabilities of overseas subsidiaries denominated in their local currencies are translated into Japanese yen at the exchange rate in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting currency translation adjustments are included in accumulated other comprehensive income (loss) in shareholders’ equity. Currently, over 80% of Makita’s overall production and sales are generated overseas and a significant portion thereof is dominated in currencies other than Japanese yen.

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

Rapid fluctuation in exchange rates may give rise to more than expected effects on Makita’s results of operations.

Makita’s consolidated results of operations after the translation of foreign currencies into Japanese yen were significantly affected by fluctuations in exchange rates due to the continuing appreciation of the Japanese yen against the euro and other currencies throughout FY2012. Further appreciation of the Japanese yen, especially against the euro, may have an adverse impact on Makita’s financial condition and results of operation.

Makita faces intense competition in the global market for its power tools for professional use.

The global market for power tools for professional use is highly competitive. Factors that affect competition in the markets for Makita’s products include the quality, functionality of products, price, technological developments, the pace of new product development, reliability of products, such as safety and durability, the rise of new competitors, brand images and after-sales service.

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

Makita derives a significant majority of its sales from markets located outside of Japan, including Europe, North America, Asia, Central and South America, Oceania, the Middle East and Africa.

During FY2012, approximately 82% of Makita’s consolidated net sales were derived from products sold overseas. Moreover, approximately 88% of global production volume was derived from overseas production.

The high percentage of overseas sales and production gives rise to a number of risks. If such risks materialize, they may have a material adverse impact on Makita’s financial condition and results of operations. Such risks include the following:

(1)	Disadvantageous political and economic factors;
(2)	Large-scale natural disaster, such as earthquakes, floods and fires;
(3)	Enactments of and changes in laws and regulations, such as protectionist trade policy or change in tariff policy affecting markets in which Makita conducts its business;
(4)	The outflow of technical know-how and knowledge due to increased personnel turnover, enabling Makita’s competitors to strengthen their position;
(5)	Potentially unfavorable tax systems and tariffs;
(6)	Terrorism, war, and other factors that lead to social turbulence; and
(7)	The interruption of or disruption to Makita’s operations due to labor disputes.

If Makita is not able to develop attractive products, Makita’s sales may be adversely affected.

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

Makita’s principal management functions, including its headquarters, and most suppliers on which it relies for supplying major parts are located in Aichi Prefecture, Japan and Kunshan, Jiangsu Province, China. Makita’s manufacturing facilities in Aichi Prefecture and Kunshan, Jiangsu province, China, account for approximately 12% and 65%, respectively, of Makita’s total production volume on a consolidated basis during FY2012.

Due to this geographic concentration of Makita’s major functions, including plants and other operations in certain regions of Japan and China, Makita’s performance may be significantly affected by the occurrence of major disasters and other catastrophic events, including earthquakes (particularly massive earthquakes in areas such as Kanto, Tokai, Tonankai or Nankai), radioactive contamination, floods, fires, power outages, and suspension of water supplies.

In addition, Makita’s facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, appreciation of Japanese yen, labor disputes, hikes in personnel expenses, epidemics and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, it may have an adverse impact on Makita’s financial condition and results of operations.

If the procurement of raw materials used by Makita becomes difficult or prices of these raw materials rise sharply, this may have an adverse effect on Makita’s performance.

Makita purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts to manufacture power tools. Makita’s production activities are greatly dependent on the on-schedule delivery of materials and parts of required quality from its suppliers. Since the electronic components industry is a facility-intensive industry, delivery of electronic components may take substantially longer time than raw materials and other components. If Makita is unable to obtain the necessary quantities of these materials, this may have an adverse effect on production schedules.

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

Makita’s production activities are greatly dependent on the purchase of the parts and components from third-party suppliers. For example, when launching new products, sales commencement dates can slip if such manufacturers’ technologies do not satisfy Makita’s demands or take an inordinate amount of time to satisfy Makita’s demands. This may result in lost sales opportunities.

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

Although Makita does not have any customer from which it derives 10% or more of its consolidated sales, it has significant customers in each country. If Makita loses these customers and is unable to develop new sales channels to take their place, or if any such customer faces significant financial difficulties or accumulates a considerable amount of bad debt, sales to such customers may decline and this may have an adverse impact on Makita’s financial condition and results of operations. In addition, if significant customers of Makita select power tools from Chinese manufacturers or select products other than those produced by Makita and sell such products under their own brand instead of Makita’s products, this may have an adverse impact on Makita’s financial condition and results of operations.

Makita may not be able to protect its intellectual property rights and may incur significant liabilities, litigation costs or licensing expenses or be prevented from selling its products if it is determined to be infringing the intellectual property of third parties.

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

Makita is developing a variety of products including power tools under the safety standards of each country, and is manufacturing them globally based on the quality standards applicable to each factory. However, a large-scale recall and a large-scale product liability lawsuit may significantly damage Makita’s brand image and reputation. In addition, related costs and time incurred through a recall or a lawsuit may affect business performance and financial condition of Makita if Makita’s insurance policy does not cover the related costs. Accordingly, large-scale recalls and large-scale product liability lawsuits may have an adverse impact on Makita’s financial condition and results of operations.

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

In light of the heightened awareness seen across the globe on environmental issues including global warming and climate change, environmental or other government regulations designed to decrease environmental impact have been adopted in many regions, especially in European and North American countries. Such regulations may affect specifications of or terms and conditions of sales of Makita’s products. Operational results and financial condition of Makita may be adversely affected if Makita fails or is unable to respond to such specifications or terms and conditions in a timely manner.

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

While a certain number of years have passed since Makita established its internal control system and the risk that internal control system is not effective is getting lowered Makita’s management may conclude Makita’s internal control over financial reporting is not effective, or Makita’s independent registered public accounting firm may not be satisfied with Makita’s internal control over its financial reporting or the level at which its controls are documented, designed, operated or reviewed, and may decline to attest to or issue an adverse opinion on the effectiveness of Makita’s internal control over financial reporting. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of Makita’s financial statements, which ultimately could negatively impact the market price of Makita’s ADRs and ordinary shares.

If Makita’s IT operations network halts or malfunctions, Makita’s production and shipment schedule may be adversely affected.

Makita’s headquarters and its major sales, manufacturing and R&D bases are located in Japan, and its procurement, manufacturing, sales and product development site are located worldwide. In addition, Makita’s major manufacturing facilities are concentrated in China and Japan. These sites are connected globally through an operational network.

If Makita’s information network and systems, which relies on both company networks and systems and third party networks and systems, halts or malfunctions due to any factor, such as earthquakes, fires and floods, or power outages, or wars, terrorist acts, cyber attack or computer viruses, despite safety measures Makita has undertaken, such an event may delay production and shipments of Makita’s products. This may have an adverse impact on Makita’s financial condition and results of operations. In addition, improper use of or accidents involving information network and systems may affect business operations or reveal confidential or private information, lead to legal liability, lawsuits or monetary damages or damage, Makita’s reputation or brand images and thereby cause an adverse effect on its operating results.

If Makita is unable to retain talented personnel, this may have an adverse affect on Makita’s competitiveness and result of operations.

Makita considers the retention and development of talented personnel with the expertise and technological skills to be critical to its competitiveness. Makita also considers important the development and retention of personnel in management in Makita’s group companies. However, competition in recruiting and retaining global talent requisite for technology innovation and management has become increasingly challenging as the employment environment has been rapidly changing.

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

In 1991, the company changed its name from Makita Electric Works, Ltd. to Makita Corporation.

Makita also acquired Sachs-Dolmar GmbH, a German company, primarily engaged in manufacturing engine driven chain saws, and subsequently renamed it Dolmar GmbH. In 1995, Makita established a holding company in the United Kingdom to manage and control the operation of its European subsidiaries and also constructed a power tool manufacturing plant in China to reinforce its global production system.

The power tool manufacturing plant in China commenced production in the same year.

In 2005, Makita established Makita EU S.R.L., a new subsidiary in Romania, to serve growing markets in Eastern Europe, Russia, Western Europe and the Middle East. In 2006, the Company purchased the automatic nailer business of Kanematsu Nissan-Norin in order to strengthen its pneumatic tool business. In 2007, Makita expanded the production capacity of its China factory by constructing a second production facility. In addition, a new factory in Romania commenced production in April 2007 in order to reduce foreign exchange risks and to provide stable supply capacity for the growing European market. Also in 2007, Makita acquired all outstanding shares of Makita Numazu Corporation (“Makita Numazu”), formerly Fuji Robin industries, Ltd., or Fuji Robin, for approximately ¥ 2.7 billion in cash and 81,456 Makita shares. In 2008, Makita established new sales subsidiaries in Bulgaria, Colombia, India, Morocco and Slovenia to expand sales and service activities into these emerging markets. Makita also transferred and consolidated the Canada plant with the U.S. plant in order to increase the efficiency of production in North America.

In 2009, Makita established a sales subsidiary as a joint venture in Vietnam, which Makita believes is one of the more promising countries showing high-speed economic growth. Makita Vietnam started its operation in April, 2010. In March 2011, Makita established Makita Manufacturing (Thailand) Co., Ltd. The production is scheduled to start by July 2012. In August 2011, Makita established a sales subsidiary, Makita d.o.o., in Slovenia for the purpose of strengthening Makita’s product distribution and after-sales service structures in the Balkans and its neighboring countries.

Makita presently sells its products in more than 150 countries and region around the world and manufactures power tools including pneumatic and engine-powered tools in seven countries (Japan, China, the United States, Brazil, the United Kingdom, Germany, and Romania). Makita has 50 consolidated subsidiaries as of March 31, 2012.

Makita Corporation’s registered office is located at 3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture 446-8502, Japan, and its telephone number is +81.566.97.1718. Makita’s agent in the United States is Makita U.S.A., Inc., located at 14930 Northam Street, La Mirada, California 90638-5753, U.S.A.

B. Business overview

In FY2012, approximately 82% of Makita’s sales were outside of Japan, most of which made to professional users worldwide, including those engaged in timber and metal processing, carpentry, forestry, concrete and masonry works.

Makita’s geographic segments are Japan, Europe, North America, Asia and other regions. Makita’s biggest market is Europe. The other regions segment is further divided into Central and South America, Oceania and the Middle East and Africa.

Makita produces its products in seven countries. The plants in China yield Makita’s highest production volume, the Okazaki Plant in Japan is the base for the production of new and high-value-added products, and Makita also has plants in the United States, Brazil, the United Kingdom, Germany and Romania.

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

Furthermore, as a part of its medium to long-term strategy, Makita aims to establish a brand value which is supreme in the industry by means of developing new products with high degree of user satisfaction, deploying global manufacturing network of high quality and cost competitive products and maintaining leading sales and after-sales service system in both domestic and overseas market. Makita also aims to attain and maintain a leading position as a multi-national integrated supplier of all types of tools such as power tools for professional use, pneumatic tools and gardening equipment. To accomplish this goal, Makita maintains a strong financial position to withstand unexpected changes in the operating environment such as foreign exchange risk, country risk or else and concentrates its management resources on the area of power tools for professional use.

Consolidated Net Sales by Product categories

The following table sets forth Makita’s consolidated net sales by product categories for the periods presented. Makita specializes in power tools manufacturing and sales, as a single line of business, and conducts its business globally. Makita also provides “Gardening equipments, Household and Other Products” based on the mainstay products in that product category. Makita is making efforts to expand the sales of cordless power tools to professional users as well as to general users.

	Yen in millions, except for percentage amounts						U.S. Dollars in thousands
	Fiscal year ended March 31,
	2010		2011		2012		2012
Power Tools	¥ 173,998	70.8%	¥ 195,952	71.9%	¥ 213,274	72.1%	$ 2,600,903
Gardening Equipments, Household and Other Products	34,145	13.9	37,145	13.6	39,827	13.5	485,695
Parts, Repairs and Accessories	37,680	15.3	39,533	14.5	42,610	14.4	519,634

Total	¥ 245,823	100%	¥ 272,630	100%	¥ 295,711	100%	$ 3,606,232

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

a) Power Tools

Power tools consist mainly of drills, grinders and sanders, rotary hammers and hammer drills, cordless impact drivers, cutters and circular saws, slide compound saws.

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

In 2012, Makita introduced new power tool products, such as its cordless hammer drill with a brushless motor and enhanced efficiency, and downsized, lightweighted and advanced four-mode impact driver.

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

b) Gardening Equipments, Household and Other products

Gardening products, including brush-cutters, chain-saws, sprayers, blowers, hedge trimmers, are used for agricultural and forestry operations and home maintenance.

Household products, including vacuum cleaners and cordless cleaners, are used not only by housekeepers but also by professional cleaners. Among other uses, there is a strong demand for cordless cleaners at construction sites because cutting, drilling and grinding work using power tools generates debris. Small, light and high-suction cordless cleaners offered to home users are popular.

Makita’s line-up also includes electric/engine-powered hedge trimmers, grass cutters, chain saws and lawn mowers. The acquisition of Fuji Robin in FY2008 is contributing to strengthening Makita’s line-up of gardening and engine-powered gardening equipment.

In 2012, Makita introduced new gardening equipment products including engine-equipped multipurpose splittable brushcutter with replaceable attachments, and 36V cordless string trimmer.

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

Principal Markets, Distribution and After-Sale Services

The following table sets forth Makita’s consolidated net sales by geographic area based on customer location for the periods presented:

Consolidated Net Sales by Geographic Area

	Yen in millions, except for percentage amounts						U.S. Dollars in thousands

	2010		2011		2012		2012
Japan	¥42,697	17.4%	¥46,065	16.9%	¥53,175	18.0%	$648,476
Europe	109,106	44.4	115,977	42.5	123,251	41.7	1,503,061
North America	34,509	14.0	37,111	13.6	37,475	12.7	457,012
Asia (excluding Japan)	18,373	7.5	23,073	8.5	26,013	8.8	317,232
Other	41,138	16.7	50,404	18.5	55,797	18.8	680,451

Total	¥245,823	100%	¥272,630	100%	¥295,711	100%	$3,606,232

Japan

Makita believes that most of its domestic sales are made to commercial users. The Japanese Do-It-Yourself, or DIY, market for power tools is growing but the pace of growth is slow. Makita has maintained its leading position in the Japanese market by maintaining close and frequent contact with retailers and users of Makita products. While Makita’s major competitors rely primarily on wholesalers for all aspects of distribution and servicing, Makita has approximately 767 employees directly responsible for the promotion, sale and delivery and after-sale servicing of its products. These employees, operating from 19 branches and 114 sales offices throughout Japan, are assigned sales territories. In addition, Makita has two distribution centers in Osaka and Saitama prefectures. These distribution centers strengthen Makita’s distribution and after-sale service functions.

The majority of Makita’s products are sold through its 11 independent wholesalers. Each wholesaler bears the risk of any bad debts of the retailers for which it has responsibility. The payments by the wholesalers to Makita are in most cases made within 30 to 60 days after sale. In FY2012, Makita sold its products, directly or through wholesalers, to approximately 30,000 retail outlets, and no single retailer accounted for more than 2% of Makita’s domestic sales. In FY2012, Makita’s three largest wholesalers accounted, in the aggregate, for approximately 41% of Makita’s domestic net sales.

Repairs, including free repair service and after-sale services are carried out by Makita’s sales offices.

During the first half of FY2008, Makita acquired Fuji Robin Industries Ltd. (currently Makita Numazu), a manufacturer of gardening equipment, as part of its full-scale entry into the gardening equipment business. Fuji Robin’s “mini 4-stroke engine”, its original engine technology is recognized globally as an environmentally “clean engine”. Makita’s agricultural and gardening equipment are expected to have synergistic effect with Fuji Robin’s original engine business.

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

In Japan, the housing market has continued to shrink since the previous fiscal year, while there has been the demand from reconstruction and recovery after the Great East Japan Earthquake. At the same time, existing power tool stores consolidated, sales channels diversified and the number of product models sold at stores decreased, resulting in increased competition.

Overseas

As a leading global manufacturer and marketer of power tools, Makita sells approximately 91% of its products overseas on a unit basis, and 82% of Makita’s consolidated sales came from overseas markets in FY2012. Overseas sales, distribution, and service are carried out though a network of 42 sales subsidiaries and over 100 branch offices or service centers located in the United States, Canada, Brazil, Mexico, Argentina, Chile, Peru, Australia, New Zealand, Singapore, China, Hong Kong, Taiwan, Korea, the United Kingdom, France, the Netherlands, Belgium, Italy, Greece, Germany, Austria, Poland, the Czech Republic, Hungary, Spain, Portugal, the United Arab Emirates, Romania, Switzerland, Finland, Russia, Ukraine, Slovakia, Bulgaria, Colombia, India, Morocco, Vietnam, Slovenia, Denmark, Norway, Sweden and Estonia. In addition, the Company exports its products through trading companies to its sales subsidiaries, as well as to various countries throughout the world. Makita has nine production bases world wide, out of which seven are located overseas, comprising of two plants in China, one plant in the United States, Brazil, the United Kingdom, Germany, and Romania respectively.

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

In overseas markets, Makita competes with a number of manufacturers, some of which are well established in their respective local markets and international markets as well. In recent years, in the U.S. power tool industry, some leading home centers have introduced their own brands of power tools for professionals, and a high level of M&A activity is in progress within the power tool industry. Makita has also experienced increasing competition, particularly in countries with lower purchasing power, from China-based power tool manufacturers who often offer lower-priced products.

Raw Materials and Sources of Supply

Makita purchases raw materials and parts to manufacture its products. The principal raw materials and parts purchased by Makita include plastics, pressed steel plates, aluminum castings, copper wires, switches, gears, blades, batteries, and bearings. The Company procures most of its raw materials from multiple sources. Although some of its parts are each obtained from single suppliers, the company is trying to find any eligible alternative suppliers for precautionary reasons.

As for raw material costs such as coppers and rare metals, Makita expects that they generally maintain an upward trend. Makita purchases raw materials and parts in FY2012, amounted to ¥ 167,759 million. Raw materials and parts are purchased from 401 suppliers in Japan and a number of local suppliers in each country in which Makita performs manufacturing operations. Makita has no single source accounting for a significant percentage of Makita’s total purchases of raw materials and parts. Makita also purchases from outside sources finished products such as electric generators, lawn mowers and laser levels and resells these products to its customers under the Makita brand. Makita has not experienced any significant difficulty in obtaining raw materials, parts or finished products.

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

Information Security

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

As of March 31, 2012, Makita owned 738 patents and 468 design rights in Japan and 773 patents, 180 utility model registrations and 919 design rights outside Japan. A utility model registration is a right granted under Japanese law to inventions having a practical utility in terms of form, composition or assembly, but embodying less originality than that required for patents. As of March 31, 2012, Makita had made 931 applications for additional patents and 39 applications for additional design rights in Japan as well as 1,584 patents, 52 utility model registrations and 110 design rights applications outside Japan.

The number of Makita’s patents and pending applications has been increasing annually both in Japan and overseas. As of March 31, 2012, the patents held by Makita in Japan consisted of 574 patents in connection with power tools, 164 patents in connection with other products (such as gardening equipment and pneumatic tools). Patents held by Makita outside of Japan consisted of 610 patents in connection with power tools and 163 patents in connection with other products.

Even in the event the protection periods of patent rights and other intellectual property rights possessed by Makita expire, Makita believes its business will not be adversely affected because Makita constantly makes a strategic effort to acquire intellectual property rights and effectively utilize intellectual properties.

Legal proceedings

At present, Makita is not involved in any major litigation as a defendant.

C. Organizational structure

As of March 31, 2012, the Makita Group consisted of 50 consolidated subsidiaries. The Company is the parent company of the Makita Group. The Company heads the development of products. Domestic sales are made by the Company and 2 domestic subsidiaries and overseas sales are made almost entirely through sales subsidiaries and wholesalers.

The following is a list of significant subsidiaries of the Makita Group.

Company Name	Country of Incorporation	Proportion of Ownership and Voting interest
Makita Numazu Corporation	Japan	100.0%
Makita U.S.A., Inc.	U.S.A.	100.0
Makita Corporation of America	U.S.A.	100.0
Makita Canada Inc.	Canada	100.0
Makita Werkzeug GmbH	Germany	100.0
Dolmar GmbH	Germany	100.0
Makita (U.K.) Ltd.	U.K.	100.0
Makita Manufacturing Europe Ltd.	U.K.	100.0
Makita France S.A.S	France	55.0
Makita S.p.A.	Italy	100.0
Makita Oy	Finland	100.0
Makita Werkzeug GmbH	Austria	100.0
Makita Sp. zo. o.	Poland	100.0
Makita (China) Co., Ltd.	China	100.0
Makita (Kunshan) Co., Ltd.	China	100.0
Makita do Brasil Ferramentas Eletricas Ltda.	Brazil	99.9
Makita Gulf FZE	U.A.E.	100.0
Makita (Australia) Pty. Ltd.	Australia	100.0

D. Property, plants and equipment

The following table sets forth information relating to Makita’s principal production facilities as of March 31, 2012.

Location	Floor space (square meters)	Principal products manufactured
Japan;
Makita Corp. Okazaki Plants	135,126	Power tools, etc
Makita Numazu Corporation	14,106	Engine powered agricultural and gardening equipments
Overseas;
Makita (China) Co., Ltd.	35,645	Power tools, etc.
Makita (Kunshan) Co., Ltd.	16,242	Power tools, etc.
Makita Corporation of America	24,053	Power tools, etc.
Dolmar GmbH	17,747	Engine powered forestry equipments
Makita EU S.R.L. (Romania)	13,788	Power tools, etc.
Makita Manufacturing Europe Ltd.	11,520	Power tools, etc.
Makita do Brasil Ferramentas Eletricas Ltda.	6,789	Power tools, etc.

The figures stated above only count in production facilities and exclude other facilities, such as warehouse facilities, R&D facilities, sales offices and guard station.

In addition, the Company owns an aggregate of 191,860 square meters of floor space occupied by the head office, R&D facilities, warehouse facilities, a training center, dormitories and sales offices. Makita believes it would require unreasonable effort to track the exact productive capacity and the extent of utilization of each of its manufacturing facilities within a reasonable degree of accuracy, because Makita’s facilities are capable of producing a variety of products depending on the configuration and as market conditions and Makita’s business evolves, Makita adjusts its products, capacity and utilizations accordingly.

Makita’s overseas manufacturing operations are conducted in China, the United States, Brazil, the United Kingdom, Germany and Romania. All buildings and land in these countries, except for land in China which is held under long-term land lease, are owned by Makita. None of the buildings or land that Makita owns is subject to any mortgage or lien.

Makita leases most of its-sales offices in Japan and about half of its overseas sales offices and premises.

Makita considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations.

Makita believes that its manufacturing facilities are currently operating at a normal capacity of production facility.

In FY 2012, Makita’s major facility investment included the construction of new sales offices in Belgium and Taiwan, a new plant in Thailand, and machinery investment in Makita’s plants in China.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

A. Operating Results

General Overview

Makita’s principal business is manufacturing and sales of power tools for professional users worldwide. During this fiscal year, approximately 82% of Makita’s sales were outside of Japan. Makita is affected to a large extent by demand for power tools worldwide, which in turn is influenced by factors including new housing construction, demand for household renovations, public investment and private capital expenditures. Sales of gardening equipment and household products, such as engine equipped brush-cutters and cordless cleaners accounted for about 14% of Makita’s total net sales.

Makita’s primary products were power tools such as drills, rotary hammers, hammer drills, demolition hammers, grinders and cordless impact drivers. Sales of these products accounted for more than 70% of Makita’s total net sales.

Developed countries in North America and Europe have mature markets for DIY products, and demand for power tools in developed countries is affected significantly by changes in consumers spending. Demand for power tools in emerging countries is expected to expand as the economies grow.

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

Makita has established a solid presence worldwide with its portable power tools; however, competition is intensifying on a global basis.

Despite the lingering effects of sluggish housing market in developed countries as well as the loss due to the appreciation of the yen against principal currencies, Makita, managed to improve both its revenue and its profit through the introduction of attractive new products and leveraging off its competitive edge in sales and after-sales service system. In Western Europe, although the sovereign debt crisis slowed the economy which had once been on track to recovery, the German economy remained steady due to the strong exports supported by the weaker Euro. In North America, in spite of the signs of recovery in private consumption, sluggish housing market kept the United States economy slow. In Asia and Central and South America, while economies kept growing supported by brisk investment and strong exports, economic growth rates were lowered by factors such as monetary tightening in China and Brazil and the flood in Thailand. In Russia, owing to increasing oil prices, the economy remained strong enough to fuel a boom in construction. In Australia, the economy remained steady owing mainly to robust private consumption. In the Middle-East and Africa, the economy deteriorated due to political turmoil. In Japan, private consumption which was impacted by the Great East Japan Earthquake has slowly clawed its way toward recovery. Exports, however, continued to be sluggish due to record high levels of the yen against the euro and the U.S. dollar, which has prevented the Japanese economy from achieving a full-scale recovery.

Under such economic situations, Makita has made a group-wide effort with respect to cost reduction and promoted reinforcement of the management foundation.

From a research and development perspective, Makita continuously expanded its product lines, including those of power tools, rechargeable tools and gardening equipment through the development of smaller and lighter tools or tools with lower noise and vibration. In addition, Makita established a development and experimental center for gardening equipment at its Nisshin Office (Aichi Prefecture) in October 2011 to upgrade and extend the product line-ups of engine-powered gardening equipment. From a production persective, Makita strived to strengthen its quality control system to maintain its standing as a high-quality brand while maintaining a production system with flexibility to respond to changes in customer demand. At its plants in China, Makita is not only adding new machines for the manufacture of engine parts, but also plans to acquire adjacent land to further expand the plant. In addition, Makita acquired land adjacent to its Romania plant in order to expand its facilities.

From a sales perspective, Makita strengthened its sales network in China and established a subsidiary in Slovenia in order to enhance its sales structure in the Balkans. In doing so, Makita has strived to maintain and strengthen its sales and after-sales service network which is its competitive edge. In order to strengthen the capacity to supply the Southeast Asia market, which is showing increasing demand, Makita established Makita Manufacturing (Thailand) Co., Ltd. in Thailand in March 2011, which is the second largest production facility with respect to production capacity in Asia after China. The plant is scheduled to start production in July 2012 as originally planned in spite of some delays in the supply of building materials.

In the face of the losses suffered as a result of the appreciation of the yen against major currencies, Makita expanded sales by introducing attractive new products and making the most of its competitive edge in its sales and after-sales service, which resulted in its consolidated net sales increasing by 8.5% compared with FY2011, to ¥295,711 million.

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

Makita believes that this goal can be attained through the development of new products that bring high satisfaction to commercial users; concerted global production systems targeting both high-quality and cost competitiveness; and the maintenance of industry-leading sales and after-sales service systems nurtured in Japan and extended overseas.

To implement the foregoing, Makita is working to maintain a solid financial structure that responds well to short-term changes in the business environment, including volatile demand, exchange rate fluctuations and various country risks, and to concentrate its management resources in the area of professional-use power tools.

As part of the Company’s policy to maximize shareholders return, the Company paid an interim dividend of ¥15 per share in November 2011 and a year-end dividend of ¥57 per share in June 26, 2012.

The following table sets forth Makita’s income statement information for each of the years ended March 31, 2010, 2011 and 2012.

	Yen in millions, except for percentage amounts							U.S. Dollars in thousands
	2010		2011		2012			2012
							Change
NET SALES	¥245,823	100%	¥272,630	100%	¥295,711	100%	8.5%	$3,606,232
Cost of sales	149,938	61.0	167,851	61.6	180,541	61.1	7.6	2,201,720

GROSS PROFIT	95,885	39.0	104,779	38.4	115,170	38.9	9.9	1,404,512
Selling, general, administrative and others, net	65,495	26.6	62,870	23.0	66,654	22.5	6.0	812,853

OPERATING INCOME	30,390	12.4	41,909	15.4	48,516	16.4	15.8	591,659
OTHER INCOME (EXPENSE), NET
Interest and Dividend Income	881	0.3	1,313	0.5	1,491	0.5	13.6	18,183
Interest Expense	(71)	(0)	(33)	0	(242)	(0.1)	633.3	(2,951)
Exchange gains(losses) on foreign currency transactions, net	2,044	0.8	(591)	(0.2)	(2,150)	(0.7)	263.8	(26,220)
Realized gains(losses) on Securities, net	274	0.1	132	0	(652)	(0.2)	-	(7,951)

Total other income (expense), net	3,128	1.2	821	0.3	(1,553)	(0.5)	-	(18,939)

INCOME BEFORE INCOME TAXES	33,518	13.6	42,730	15.7	46,963	15.9	9.9	572,720
Provision for Income Taxes	10,952	4.4	12,459	4.6	14,174	4.8	13.8	172,854

NET INCOME	22,566	9.2	30,271	11.1	32,789	11.1	8.3	399,866

Net income attributable to the noncontrolling interest	(308)	(0.1)	(366)	(0.1)	(292)	(0.1)	(20.2)	(3,561)

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	¥22,258	9.1%	¥29,905	11.0%	¥32,497	11.0%	8.7%	$396,305

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

Generally, the depreciation of the Japanese yen against other currencies, particularly the euro, has a positive effect on Makita’s operating income and net income. Conversely, the appreciation of the Japanese yen against other currencies, particularly the euro, has the opposite effect. In FY2012, the Japanese yen continued to appreciate against major currencies Makita uses for business, and this was truly the case with U.S. dollar.

Impact of the Great East Japan Earthquake and aftermath, flood in Thailand and European sovereign debt crisis

The March 11, 2011 Great East Japan Earthquake and resulting tsunami caused no significant damage to the Makita’s facilities and assets during FY2011, nor has it caused any significant subsequent disruption to Makita’s business. During FY2012, Makita recorded a robust revenue increase in Japan owing to demand from reconstruction and recovery after the earthquake. Makita’s plant in Thailand is currently under construction with production scheduled to commence in July 2012. Makita had established an industrial park in Thailand located on elevated ground for purposes of construction of the plant and it therefore suffered no damage from the flood in Thailand in October 2011. Although capital expenditure and private consumption went down in Western Europe because of government spending cuts amidst the European sovereign debt crisis, Makita was able to increase revenue owing to the strong demand for our lithium-ion battery products.

FY2012 compared to FY2011

Net Sales

Makita’s consolidated net sales for FY2012 amounted to ¥ 295,711 million, an increase of 8.5%, or ¥ 23,081 million, from FY2011. In FY2012, the average Japanese yen-U.S. dollar exchange rate was ¥ 79.06 for U.S. $ 1.00, representing a 7.8% appreciation of the Japanese yen compared to the average exchange rate in FY2011. The average Japanese yen-euro exchange rate in FY2012 was ¥ 109.00 for 1.00 euro, representing a 3.6% appreciation of the Japanese yen compared to the average exchange rate in FY2011.

During the year, the weighted average of the Japanese yen’s appreciation against other currencies was 4.3%. That unfavorable currency translation effect reduced Makita’s sales by ¥ 10,959 million. Excluding the effect of currency fluctuations, consolidated net sales would have increased by 12.5% or ¥34,040 in FY2012. This increase mainly consisted of an increase in the number of products sold by 16.5% from the previous fiscal year, which was partially offset by a trend of sales price reduction.

In terms of product group, the sales of power tools increased by 8.8%, or ¥ 17,322 million; the sale of gardening equipments, household and other products increased by 7.2%, or ¥ 2,682 million; and revenue from parts, repairs and accessories increased by 7.8%, or ¥3,077 million. Increase in sales of Makita’s main products such as grinders and hammer drills ranged between 9% and 15%. The ratio of sale of cordless power tools to total sales of products increased to 36.9% in FY2012 from 34.9% in FY2011.

Sales by region

In Japan, Makita witnessed an increase in sales of 15.4%, or ¥ 7,110 million, to ¥ 53,175 million compared to the FY 2011. Sales in Europe after translation into Japanese yen increased by 6.3%, or ¥ 7,274 million, to ¥ 123,251 million. In North America, sales increased by 1.0%, or ¥ 364 million, to ¥ 37,475 million. In Asia, excluding Japan, sales increased by 12.7%, or ¥ 2,940 million, to ¥ 26,013 million. In Other regions, including Central and South America, Oceania, Middle East and Africa, sales increased by 10.7%, or ¥ 5,393 million, to ¥ 55,797 million.

In Japan, owing to the high level of sales of our lithium-ion battery powered tools which boast largest product line-up in this field and the rising demand from reconstruction and recovery after the earthquake, net sales increased by 15.4% compared with FY2011 to ¥ 53,175 million which is a record high.

In Europe, despite demand slowing in Western Europe including Germany and the U.K. in the later part of FY2012, owing to factors including continuing and strong sales in Russia where climbing oil prices kept economy strong enough to fuel a construction boom, net sales increased by 6.3% compared with FY2011 to ¥ 123,251 million. Net sales in local currencies increased in Western Europe by 5.6% and in Eastern Europe and Russia by 18.7%. In total, excluding the effect of currency translation, sales in Europe increased by 10.7%, or ¥ 12,371 million. Although sales in local currencies were robust as such, because the euro and the British pound depreciated by 3.6% and by 5.2%, respectively against the Japanese yen year-over-year, sales figures in Japanese yen were partially offset by unfavorable currency translation effects. Net sales after translation into Japanese yen increased in Eastern Europe and Russia by 13.4%, the U.K. by 3.5%, and Germany by 8.0%, and decreased in France by 1.3%.

In North America, in spite of the effects of the sluggish housing market, net sales were bolstered by launching an expanded product line of smaller and lighter lithium-ion battery powered tools featuring upgraded cutting capability. However, sales figures in Japanese yen were offset by unfavorable currency translation effects. Net sales increased by 1.0% compared with FY2011 to ¥ 37,475 million. The yen appreciated by 7.8% against the U.S. dollar. Excluding the effect of currency translation, sales in North America increased by 8.8%, or ¥3,262 million.

In Asia (excluding Japan), although adversely affected by China’s monetary tightening and the flood in Thailand, Makita witnessed revenue growth owing to the steady demand in Southeast Asia.

Net sales increased by 12.7% compared with FY2011 to ¥ 26,013 million. Excluding the effect of currency translation, sales in Asia increased by 16.4%, or ¥3,782 million.

In other regions, net sales in Central and South America and Oceania, where demand kept steady, increased by 15.2% and 15.6% compared with FY2011 to ¥ 23,370 million and ¥ 17,780 million, respectively, while net sales in the Middle East and Africa, where economies suffered from political unrest, decreased by 0.5% compared with FY2011 to ¥ 14,647 million. On a year-over-year basis, the Australian dollar rose by 2.4% against the Japanese yen and the Brazilian Real declined by 5.7%. Excluding the effect of currency translation, sales in Other regions increased by 14.9%, or ¥ 7,515 million.

Review of Performance by Product Group

Power Tools

The power tools group offers a wide range of products such as drills, grinders and sanders, rotary hammers and hammer drills, cordless impact drivers, cutters and circular saws. These products represent the largest portion of Makita’s net sales.

In FY2012, sales of power tools increased by 8.8% from the previous fiscal year to ¥ 213,274 million, accounting for 72.1% of consolidated net sales. In Japan, sales of power tools increased by 25.8% to ¥ 26,219 million, accounting for 49.3% of the domestic net sales. Overseas sales of power tools increased by 6.8% to ¥ 187,055 million, accounting for 77.1% of overseas net sales.

New products launched during FY2012 include a rotary hammer which is equipped with a low vibration mechanism first for 2-kilogram class, 4-mode cordless impact driver full of advanced features, cordless hammer drill with brushless motor and enhanced work efficiency, cordless impact driver featuring world’s shortest head length, and lightweight compact slide compound saw featuring upgraded cutting capability.

Gardening Equipments, Household and Other Products

Principal products in Makita’s gardening equipments and household products group include chain-saws, brush-cutters, vacuum cleaners and cordless cleaners.

In FY2012, sales of gardening equipments, household and other products increased by 7.2%, to ¥39,827 million, which accounted for 13.5% of consolidated net sales. Domestic sales of gardening equipments, household and other products increased by 11.9%, to ¥15,321 million, accounting for 28.8% of total domestic sales. Overseas sales of the product category increased by 4.5%, to ¥24,506 million, accounting for 10.1% of total overseas sales in FY2012.

New products launched during FY2012 included low-level emission engine chain saw which provides powerful cutting, split type engine grass trimmer for multi-purpose use coming with interchangeable attachments and cordless grass trimmer. Makita engages in the production of engine-equipped gardening equipments and cordless gardening equipments powered by batteries that are environment-friendly in terms of noise and exhaust emissions, and therefore Makita hopes for future sales expansion in sales.

Parts, Repairs and Accessories

Makita’s after-sales services include the sales of parts, repairs and accessories.

In FY2012, the sales of parts, repairs and accessories increased by 7.8%, to ¥42,610 million, accounting for 14.4% of consolidated net sales. Domestic sales of parts, repairs, and accessories increased by 0.8% to ¥11,635 million, accounting for 21.9% of domestic net sales. Overseas sales of parts, repairs and accessories increased by 10.6%, to ¥30,975 million, accounting for 12.8% of overseas net sales.

Gross Profit

Gross profit on sales increased by 9.9%, or ¥10,391 million, to ¥115,170 million. Appreciation of the Japanese yen had an adverse effect on our sales figures for overseas sales subsidiaries when translated into Japanese yen. However, owing to continued demand for power tools in emerging countries and the rising demand in Japan from reconstruction and recovery after the Great East Japan Earthquake, Makita’s plant utilization ratio increased resulting in a lower ratio of production overhead costs in both domestic and overseas plants. The gross profit margin improved 0.5 points from 38.4% to 38.9% compared with FY2011.

Selling, general, administrative and others, net

While appreciation of the Japanese yen had a favorable effect on our selling, general, administrative and others, net of overseas subsidiaries when translated into Japanese yen, selling, general, administrative and others, net for FY2012 went up by 6.0%, or ¥3,784 million to ¥66,654 million compared with FY2011 due mainly to the increase in personnel expenses, shipping expenses, professional fees and advertizing expenses. Personnel expenses increased due mainly to the growing number of office employees in overseas sales subsidiaries. Shipping expenses increased due to the shipment volume growth. Professional fees increased due to the introduction of a new computer system. Advertising expenses increased due mainly to the enhanced monetary support for soccer and cricket games. Selling, general, administrative and others, net excluding the impact of currency fluctuations increased by 9.1%, or ¥ 5,751 million compared with FY2011. The ratio of selling, general, administrative and others, net to sales improved by 0.5 points from 23.0% in FY2011 to 22.5% in FY2012.

Operating Income

Owing to the factors such as favorable trend of facility utilization resulting from increased production volume in addition to increased sales volume, operating income for FY2012 increased by 15.8% to ¥48,516 million. Operating margin improved by 1.0 points, from 15.4% to 16.4% compared with FY2011.

Other Income (Expense), net

Other expense, net in FY2012 was ¥ 1,553 million compared to other income, net of ¥821 million in FY2011. This is mainly because of increased net foreign currency exchange losses of ¥ 2,150 million and realized losses on securities of ¥ 652 million which resulted from sharp appreciation of Japanese yen and sluggish equity markets, respectively. As the Company mainly operates using only its equity capital, and the subsidiaries are financed by loans from within the Makita Group, the variation in interest expense is insignificant.

Income Before Income Taxes

Income before income taxes for FY2012 increased by 9.9%, or ¥4,233 million, to ¥46,963 million. The ratio of income before income taxes to sales in FY2012 improved by 0.2 points, from 15.7% to 15.9%, compared with FY2011.

Provision for Income Taxes

Provision for income taxes for FY2012 amounted to ¥14,174 million, an increase of 13.8%, or ¥1,715 million, compared with FY2011. The effective tax rate for FY2012 was 30.2%, compared to 29.2% for FY2011. The increase in the effective tax rate was mainly because of the decreased taxable income in China (Asia Segment) where lower tax rates are applied, and increased taxable income in Japan, where higher rates are applied.

Japan’s parliament has passed bills to amend Japanese tax regulations, and they were enacted into laws on November 30, 2011. According to these amendments of income tax law, the statutory income tax rate will be lowered from the current rate of 30% to 25.5%, however, newly introduced temporary additional tax is imposed at the rate of 10% on the income taxes for the fiscal years beginning between April 1, 2012 and March 31, 2015.

As a result, when local income taxes are combined, the statutory income tax rate will be reduced from 40.3% to 37.7% effective from the year beginning April 1, 2012, and to 35.4% effective from the year beginning April 1, 2015 thereafter.

Because the laws were enacted during our third quarter, from the third quarter, Makita has estimated the deferred tax assets and deferred tax liabilities reflecting the statutory tax rates effective for the fiscal years during which temporary differences will be realized.

The adjustments of deferred tax assets and liabilities for this change in the tax rate amounted to ¥507 million and have been charged to income tax expense in the consolidated statement of income for the year ended March 31, 2012.

Net Income Attributable to Makita Corporation

As a result of the above, net income for FY2012 increased by 8.7%, or ¥2,592 million, to ¥32,497 million compared with FY2011. Net income ratio to sales in FY2012 remained unchanged from FY2011 at 11.0%.

Earnings per Share

Basic earnings per share of common stock increased to ¥236.8 in FY2012 from ¥217.1 in FY2011.

Regional Segments

Segment information described below is based on the location of the Company and its relevant subsidiaries. Sales by segment are based on the locations of the Company or its relevant subsidiaries that transacted the sales and, accordingly differ from the geographic area information provided elsewhere in this document.

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

Japan Segment

In FY2012, sales in the Japan segment increased by 10.8%, to ¥125,682 million. Sales to external customers increased by 15.0% to ¥71,499 million, which accounted for 24.2% of consolidated net sales. The increase reflects the strong sales of lithium-ion battery products as well as upturn in sales in the domestic market which was driven by the rising demand from reconstruction and recovery after the Great East Japan Earthquake and also reflects the surge in exports to Asia constituting inter-segment sales within the Japan segment. Although the selling, general, administrative and others, net increased due to the surge in advertising expenses, impairment of long-lived assets and professional fees, owing to the increased sales in domestic market where gross profit margin is much higher than in export market and improved plant utilization, segment income increased by 48.3%, to ¥15,596 million.

Europe Segment

In FY2012, sales in the Europe segment increased by 7.5% to ¥127,631 million. Sales to external customers increased by 6.9%, to ¥123,537 million, which accounted for 41.8% of consolidated net sales. The increase is mainly due to surge in sales in Eastern Europe and Russia effectively absorbing the depreciation of European currencies and more than compensating for the slowing sales growth in Western Europe where capital expenditure and private consumption went down because of government spending cuts amidst the European sovereign debt crisis. In particular, in Russia, owing to the climbing oil prices, the economy kept strong enough to fuel a construction boom. Due to the appreciated Chinese Renmin yuan and rising personnel expenses in China, production costs in Makita’s Chinese manufacturing plants increased, and the cost of goods sold by European sales subsidiaries supplied from Makita’s China plants increased, accordingly the selling, general, administrative and others, net in local currencies increased due to the surge in personnel expenses and shipping & handling expenses. Accordingly, segment income increased by 4.0%, to ¥ 13,905 million.

North America Segment

In FY2012, sales in the North America segment increased by 1.6%, to ¥41,218 million. Sales increased by 9.5% on a local currency basis, which was partially offset by unfavorable currency translation effect by 7.9%. Sales to external customers increased by 1.3% to ¥38,073 million, which accounted for 12.9% of consolidated net sales. Sales increased due mainly to steady sales of lithium-ion battery products. At Makita’s U.S. plant, as the operating ratio increased due to raise in production volume, the ratio of fixed charges in manufacturing cost decreased. In addition, the selling, general, administrative and others, net decreased owing to the fall in personnel expenses and advertisement expenses. Accordingly, segment income increased by 23.9%, to ¥2,297 million.

Asia Segment

In FY2012, sales in the Asia segment increased by 6.7% to ¥121,175 million. Sales to external customers increased by 4.2%, to ¥12,887 million, which accounted for 4.4% of the consolidated net sales. This is because the demand for power tools South East Asia remained steady during FY2012, despite the flood in Thailand and shrinking exports to Europe having a negative effect on growth.

Due to the appreciating Chinese Renmin yuan against the euro and the U.S. dollar and surges in personnel expenses resulting from salary increases in addition to the growing number of employees, production costs at Makita’s Chinese manufacturing plants increased, and the cost of goods sold by Asian sales subsidiaries supplied from the Chinese plants increased. Selling, general, administrative and others, net increased due to an increase in the upturn of shipping expenses. Accordingly, segment income decreased by 17.1%, to ¥10,779 million in FY2012.

Other Segment

In FY2012, sales in the Other segment increased by 11.1% to ¥50,066 million. Sales to external customers increased by 10.6%, to ¥49,715 million. This was principally due to the influence of the increase in sales in the Central and South America and Oceania Region. Sales to external customers accounted for 16.8% of the consolidated net sales. In Central and South America, our sales in almost all areas were healthy due to a continuing construction boom. In Oceania, our sales experienced continuing growth due to the promotional campaigns. Owing to the political turmoil and deteriorating economy in the Mid-East, especially in North Africa, sales in these regions recorded a slightly negative growth.

Selling, general, administrative and others, net increased due to the surge in personnel expenses and shipping expenses. Personnel expenses increased due mainly to the growing number of office employees in overseas sales subsidiaries. Shipping expenses increased due to the shipment volume growth. As a result, segment income slightly increased by 0.6%, to ¥6,452 million, in FY2012.

FY2011 compared to FY2010

Net Sales

Makita’s consolidated net sales for FY2011 amounted to ¥ 272,630 million, an increase of 10.9%, or ¥ 26,807 million, from FY2010. In FY2011, the average Japanese yen-U.S. dollar exchange rate was ¥ 85.73 for U.S. $ 1.00, representing a 7.7% appreciation of the Japanese yen compared to the average exchange rate in FY2010. The average Japanese yen-euro exchange rate in FY2011 was ¥ 113.12 for 1.00 euro, representing a 13.8% appreciation of the Japanese yen compared to the average exchange rate in FY2010.

During the year, Japanese yen appreciated over other currencies averagely 8.3%. That unfavorable currency translation effect reduced Makita’s sales by ¥ 20,619 million. Excluding the effect of currency fluctuations, consolidated net sales would have increased by 19.3% or ¥47,426 million in FY2011. This increase mainly consisted of an increase in the number of products sold by 24.1% from the previous fiscal year, which was partially offset by a trend of sales price reduction.

In terms of product type, the sales of power tools increased by 12.6%, or ¥ 21,954 million; the sale of gardening equipments, household and other products increased by 8.8%, or ¥ 3,000 million; and revenue from parts, repairs and accessories increased by 4.9%, or ¥1,853 million. Increase in sales of Makita’s main products including grinders, hammer drills and driver drills ranged between 10% and 16%. The ratio of sale of cordless power tools to total sales of products increased to 34.9% in FY2011 from 34.5% in FY2010.

Sales by region

In Japan, Makita witnessed increase in sales by 7.9%, or ¥ 3,368 million, to ¥ 46,065 million. Sales in Europe after translation into Japanese yen increased by 6.3%, or ¥ 6,871 million, to ¥ 115,977 million. In North America, sales increased by 7.5%, or ¥ 2,602 million, to ¥ 37,111 million. In Asia, excluding Japan, sales increased by 25.6%, or ¥ 4,700 million, to ¥ 23,073 million. In Other regions, including Central and South America, Australia, Middle East and Africa, sales increased by 22.5%, or ¥ 9,266 million, to ¥ 50,404 million.

In Japan, income increased due to the high sales of new tools such as lithium-ion batteries powered tools and pneumatic nailers.

In Europe, personal consumption kept strong and demand continued steady. In Southern Europe, unemployment rate remained high and demand was slow to recover. In Eastern Europe, demand recovery varied from country to country. In Russia, demand was steady as in addition to a full-scale recover in manufacturing, transportation and communication industry, natural resources value also surged, resulting in a raise in exportation and a positive economic growth. Net sales in local currency increased in Western Europe by 15.4% and in Eastern Europe and Russia by 32.0%. In total, excluding the effect of currency translation, sales in Europe increased by 21.3%, or ¥ 23,244 million. Although the sales in local currencies were robust as such, because the euro and the British pound depreciated by 13.8% and by 10.2%, respectively against the Japanese yen year-over-year, sales figure in Japanese yen were partially offset by unfavorable currency translation effects. Net sales after translation into Japanese yen increased in Eastern Europe and Russia by 16.1%, the United Kingdom by 3.9%, and Germany by 5.5%, and decreased in France by 2.2%.

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

In Other regions, net sales in Central and South America, inclusive of Brazil, kept steady and increased by 33.3%, to ¥ 20,295 million. Thanks to new lithium-ion battery products introduced in Australia, sales in Oceania increased by 17.3% to ¥ 15,383 million. In the Mid-East and Africa, sales increased primarily due to the recovering market in the countries of the Gulf after the “Dubai Crisis”. Net sales after translation into Japanese yen increased by 15.1%, to ¥ 14,726 million.

On a year-over-year basis, the Australian dollar rose by 2.3% against the Japanese yen and Brazilian real declined by 0.5%. Excluding the effect of currency translation, sales in Other regions increased by 25.2%, or ¥ 10,381 million.

Review of Performance by Product Group

Power Tools

The Power Tools group offers a wide range of products such as drills, grinders and sanders, rotary hammers and hammer drills, demolition hammers and electric breakers, cordless impact drivers, circular saws, slide compound saws and cutters. These products represent the largest portion of Makita’s net sales.

In FY2011, sales of power tools increased by 12.6% from the previous fiscal year to ¥195,952 million, accounting for 71.9% of consolidated net sales. In Japan, sales of power tools increased by 15.6% to ¥20,835 million, accounting for 45.2% of the domestic net sales. Overseas sales of power tools increased by 12.3% to ¥175,117 million, accounting for 77.3% of overseas net sales.

New products launched during FY2011 included Makita’s 14.4V cordless impacts drivers equipped with advanced protection technology for dust/waterdrop proofing, and high pressure and driving-depth-adjustment-enabled pneumatic nailers.

Gardening Equipments, Household and Other Products

Principal products in Makita’s gardening equipments and household products group include chain-saws, brush-cutters, vacuum cleaners and cordless cleaners.

In FY2011, sales of gardening equipments, household and other products increased by 8.8%, to ¥37,145 million, which accounted for 13.6% of consolidated net sales. Domestic sales of gardening equipments, household and other products increased by 1.7%, to ¥13,691 million, accounting for 29.7% of total domestic sales. Overseas sales of the product category increased by 13.4%, to ¥23,454 million, accounting for 10.3% of total overseas sales in FY2011.

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

Selling, general, administrative and others, net excluding the impact of currency fluctuations increased by 2.2%, or ¥ 1,447 million compared with FY2010. The ratio of selling, general, administrative and others, net to sales improved by 3.6 points from 26.6% in FY2010 to 23.0% in FY2011.

Operating Income

Operating income for FY2011 increased by 37.9%, or ¥ 11,519 million, to ¥ 41,909 million. This was mainly because the favorable impacts of increase in sales volume and cost-efficiency due to increased production volume surpassed the unfavorable impact of adverse currency translation. Operating margin increased by 3.0 points, from 12.4% to 15.4% compared with FY2010.

Other Income (Expense), Net

Other income, net for FY2011 decreased to ¥821 million from ¥3,128 million for FY2010. Interest and dividend income increased by ¥432 million from ¥881 million for FY2010 to ¥1,313 million for FY2011 primarily due to the increase in amounts invested in interest bearing time deposits during FY2011. However, a net foreign exchange loss of ¥ 591 million was incurred in FY2011, primarily resulting from appreciation of Chinese Renmin yuan, compared to FY2010, when we recognized a net foreign exchange gain of ¥ 2,044 million mainly from an amended agreement to convert a loan payable to the Company from U.S. dollars to Japanese Yen.

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

Provision for Income Taxes

Provision for income taxes for FY2011 amounted to ¥12,459 million, an increase of 13.8%, or ¥1,507 million, compared with FY2010. The effective tax rate for FY2011 was 29.2%, a decrease of 3.5 points from 32.7% for FY2010. This was mainly because the valuation allowance for deferred tax assets was reduced to ¥ 1,640 million reflecting improved projection for future taxable income in the Japan segment which was partially offset by build-up of valuation allowance for deferred tax assets in the Europe segment.

Net Income Attributable to Makita Corporation

As a result of the above, net income for FY2011 increased by 34.4%, or ¥7,647 million, to ¥29,905 million compared with FY2010. Net income ratio to sales increased by 1.9 points, to 11.0% in FY2011 from 9.1% in FY2010.

Earnings per Share

Basic earnings per share of common stock increased to ¥217.1 in FY2011 from ¥161.6 in FY2010.

Regional Segments

Segment information described below is based on the location of the Company and its relevant subsidiaries. Sales by segment are based on the locations of the Company or its relevant subsidiaries that transacted the sales and, accordingly differ from the geographic area information provided elsewhere in this document.

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

Japan Segment

In FY2011, sales in the Japan segment increased by 27.3%, to ¥113,424 million. Sales to external customers increased by 11.5% to ¥62,194 million, which accounted for 22.8% of consolidated net sales. The increase reflects increase in sales in domestic market which was driven by strong sales of newly introduced lithium-ion battery products and airnailer products, and also reflects the surge in exports to Asia (exports to China factory) and Western Europe (exports to U.K. factory) constituting inter-segment sales within the Japan segment. Due to this increase in sales, this segment was able to sufficiently absorb its fixed charges and to improve cost of sales ratio, and recognized no impairment loss of long-lived assets, resulting in improved segment income of ¥ 10,519 million in FY2011. In FY2010, Makita recorded impairment losses of ¥ 1,605 million for goodwill and long-lived assets in one of our subsidiaries, Makita Numazu.

Europe Segment

In FY2011, sales in the Europe segment increased by 5.7% to ¥ 118,725 million. Sales to external customers increased by 5.5%, to ¥ 115,554 million, which accounted for 42.4% of consolidated net sales. The increase is mainly due to surge in sales in Eastern Europe and Russia effectively absorbing the depreciation of European currencies. Among other things, in Russia, owing to the skyrocketing oil prices, economy recovered to resume once-suspended construction and demand for power tools surged. Due to the appreciated Chinese Renmin yuan and uprising personnel expenses in China, production cost in Makita’s Chinese manufacturing plants increased, and cost of goods sold in European sales subsidiaries which imported from the Chinese plants were boosted accordingly. Although the selling, general, administrative and others, net in local currencies increased due to the increase in personnel expenses and shipping and handling costs, and impairment losses incurred in one of Makita’s subsidiaries, Dolmer, they decreased when translated into Japanese yen, because the local currencies generally continued weak during the year. Accordingly, segment income increased by 3.8%, to ¥ 13,364 million.

North America Segment

In FY2011, sales in the North America segment increased by 11.4%, to ¥40,552 million. Sales increased by 14.2% in local currency basis, which was partially offset by unfavourable currency translation effect 2.8%. Sales to external customers increased by 8.8% to ¥37,573 million, which accounted for 13.8% of consolidated net sales. Sales increased due to strong sales of lithium-ion battery products and to Christmas campaigns mainly targeting home improvement centers. In the U.S., plant, as the operating ratio increased due to raise in production volume, the ratio of fixed charges in manufacturing cost decreased. Accordingly, segment income increased by 415%, to ¥1,854 million.

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

Due to the appreciated Chinese Renmin yuan against the euro and U.S. dollar and uprising raw materials cost, production cost in Makita’s Chinese manufacturing plants increased, and cost of goods sold in Asian sales subsidiaries which imported from the Chinese plants were boosted accordingly. However, due to surge in sales, segment income increased by 46.5%, to ¥ 13,006 million in FY2011.

Other Segment

FY2011, sales in the Other segment increased by 21.4% to ¥45,060 million. Sales to external customers increased by 21.4%, to ¥44,944 million. It is principally due to the influence of the increase in sales in the Central and South America and Oceania Region. Sales to external customers accounted for 16.5% of the consolidated net sales. In the Central and South America region, especially in Brazil, demand remained steady and the sales in local currency were strong. Brazil real keeping steady, the sales translated into Japanese yen also increased. After moving, Brazilian manufacturing facility recognized improved cost of sales ratio with greater efficiency in production line after the moving. Selling, general, administrative and others, net were reduced due to the tax benefits received from Brazilian state governments on value added taxes. In Oceania, sales increased thanks to lithium-ion battery products, and stronger Australian dollar improved the cost of sales ratio and profitability. Sales in a Japanese yen basis also increased from the last year. In the Middle East region, demand reached a high level as the market is recovering from the economic crisis experienced in Dubai and sales surged during the year thanks to the increased demand in construction, although the 4th quarter growth rate slowed due to the political unrest erupted across North Africa. The purchase cost increased due to the appreciation of the Japanese yen against the U.S. dollar and also appreciation of Chinese Renmin Yuan against the U.S. dollar.

Accordingly, segment income increased by 195.0%, to ¥6,414 million, in FY2011.

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

The following table shows the changes in accruals for volume-based rebates, cooperative advertising and cash discounts for the years ended March 31, 2010, 2011 and 2012:

	Yen in millions			U.S. Dollars in thousands
	For the year ended March 31,
	2010	2011	2012	2012
Volume-based Rebates:
Actual payment for the year	¥(7,672)	¥(7,835)	¥(9,770)	$(119,146)
Charge to earnings for the year	7,738	8,736	10,223	124,671
Translation adjustments	(117)	(111)	(113)	(1,378)
Accrued expense or deduction of accounts receivable (BS) as of March 31	3,013	3,803	4,143	50,524
Cooperative Advertisings:
Actual payment for the year	(1,544)	(2,209)	(2,252)	(27,463)
Charge to earnings for the year	1,704	2,296	2,269	27,671
Translation adjustments	7	(30)	(14)	(171)
Accrued expense or deduction of accounts receivable (BS) as of March 31	356	413	416	5,073
Cash Discounts:
Actual payment for the year	(4,281)	(5,184)	(5,170)	(63,049)
Charge to earnings for the year	4,420	5,069	5,310	64,756
Translation adjustments	8	(28)	(2)	(24)
Accrued expense or deduction of accounts receivable (BS) as of March 31	¥487	¥344	¥482	$5,878

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

Revaluation of inventories, losses on inventory write-downs or write-offs, which are included in costs of sales in the consolidated statements of income, are charged as incurred and totaled ¥195 million, ¥709 million and ¥1,962 million for the years ended March 31, 2010, 2011 and 2012, respectively.

Impairment Losses on Securities

Makita’s investments include debt and equity securities accounted for under the cost method of accounting. A decline in fair value of any equity securities below the carrying amount that is deemed to be other-than-temporary results in a write-down of the carrying amount to the fair value as a new cost basis and the amount of the write-down is included in earnings. For debt securities for which the declines are deemed to be other-than-temporary and there is no intent to sell, impairments are separated into the amount related to credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (loss). For debt securities for which the declines are deemed to be other-than-temporary and there is an intent to sell, impairments in their entirely are recognized in earnings. Makita regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Makita in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans of the issuer of the security, other specific factors affecting the market value, deterioration of credit condition of the issuers, and whether or not Makita is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Makita presumes a decline in value to be other-than-temporary if the fair value of the security is a certain percentage below its original cost for an extended period of time. The assessment of whether a decline in the value of an investment is other-than-temporary is often subjective in nature and involves certain assumptions and estimates concerning the expected operating results and business plans of the issuer of the security. Accordingly, it is possible that investments in Makita’s portfolio that have had a decline in value that Makita currently believes to be temporary may be determined to be other-than-temporary in the future based on Makita’s evaluation of subsequent information such as continued poor operating results, continuing broad declines in the value of worldwide equity markets and the effect of worldwide interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized and reduce income in future periods. Impairment losses on securities were ¥228 million in FY2010, ¥199 million in FY2011 and ¥666 million in FY2012, respectively.

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

Makita recorded bad debt expenses of ¥ 152 million, ¥ 223 million, and ¥ 131 million, for the years ended March 31, 2010, 2011 and 2012, respectively. Makita has a large customer base that is geographically dispersed. Consequently, significant concentration of credit risk is not considered to exist. No single customer accounted for more than 10% of Makita’s total accounts receivable in 2010, 2011 and 2012.

Impairment of Long-lived Assets

Makita believes that impairment of long-lived assets is critical for its financial statements because Makita has significant amounts of property, plants and equipment, the recoverability of which could significantly affect its operating results and financial condition. Makita performs an impairment review for long-lived assets held and used, including amortizable intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be fully recoverable. This review is based upon Makita’s projections of expected undiscounted future cash flows. Estimates of the future cash flows are based on the historical trends adjusted to reflect the best estimate of future operating conditions. Makita believes that its estimates are reasonable. However, different assumptions regarding such cash flows could materially affect Makita’s evaluations. An impairment loss would be recognized when estimated undiscounted future cash flows from the operation and disposition of the asset group are less than the carrying amount of the asset group. If an impairment is determined to exist, the impairment loss is calculated as the excess of the carrying amount of the asset group over its fair value. Impairment losses on long-lived assets to be disposed of, if any, are based on the fair value less costs of disposal. Fair value is determined based on recent transactions involving sales of similar assets, by discounting expected future cash flows, or by using other valuation techniques. Makita’s estimate of future cash flows requires management to make projections and to apply judgment, including forecasting future operating results and estimating useful lives of the asset. Estimate of future cash flow can be affected by factors such as future sales and expenses, market and operating conditions. If actual market and operating conditions under which assets are operated are less favorable than those projections made by management, resulting in lower expected future cash flows or a shorter expected future period to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and in turn affect Makita’s consolidated results of operations and financial condition. Makita recognized impairment loss of long-lived assets of ¥354 million, ¥ 262 million and ¥ 214 million in FY2010, FY2011 and FY2012 respectively. As Makita’s principal management functions, including its headquarters are located in Aichi Prefecture, Japan, the Great East Japan Earthquake and its aftermath, including the accompanying tsunami and accident at the Fukushima nuclear power plant had no effects on the above-mentioned impairment loss of long-lived assets.

Impairment of Goodwill

Makita conducts goodwill impairment assessment annually and at any time if an event occurs or circumstances change and that would indicate possibility of goodwill impairment. The annual goodwill impairment assessment date is December 31. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment compares the fair value of a reporting unit where the relevant goodwill is assigned with its carrying amount. If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, compares the implied fair value of the goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. In the first step of the goodwill impairment assessment, Makita uses an income approach to derive a present value of the reporting unit’s projected future annual cash flows and the present residual value of the reporting unit. Makita uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, Makita believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. Makita uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. Makita also estimates fair value using a market approach, which relies on values based on market multiples. If Makita’s estimates and assumptions used in the estimates will change in future, Makita may incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs. Makita conducted the first step of impairment test for each of Makita’s reporting units for its annual impairment test. As a result of the first step of impairment test in FY2010, an indication of goodwill impairment of existed for Makita’s reporting unit in Japan. A third-party appraiser was utilized to estimate fair value of the reporting unit in Japan and the underlying net assets (excluding goodwill) of the reporting unit. Upon completion of that assessment, Makita recognized a goodwill impairment loss on assigned to the Japan segment of ¥ 1,251 million in FY2010. As Makita’s principal management functions, including its headquarters are located in Aichi Prefecture, Japan, management determined that no impairment of goodwill occurred at the Makita’s Japan operating segment in FY2011 and FY2012 as a result of the Great East Japan Earthquake and its aftermath, including the accompanying tsunami and accident at the Fukushima nuclear power plant.

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

The Company and certain of its subsidiaries have various contributory and noncontributory employee benefit plans covering substantially all of their employees. The discount rate assumed to determine the pension obligation for the pension plan was 2.1% as of March 31, 2012.

As of March 31, 2012, Makita allocated 25.0% and 42.5% of plan assets to equity securities and debt securities, respectively. The value of these plan assets are influenced by fluctuations in world securities markets. Significant depreciation or appreciation will have corresponding impact on future expenses. The expected rate of return on plan assets assumed to determine the pension expense was 2.6% as of March 31, 2012.

Pension obligations and expenses are most sensitive to the assumption on the discount rate and the expected rate of return on plan assets.

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Makita’s pension plans as of March 31, 2012.

	Yen in millions
Change in assumption	Change in projected benefit obligation		Change in pre-tax pension expenses
50 basis point increase/decrease in discount rate	(2,135) /	2,359	8/	(11)
50 basis point increase/decrease in expected return on assets	-	-	(182)/	182

While Makita believes that the assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect Makita’s accrued retirement and termination benefits and future expenses. The pension liability decreased due to an excess of change in plan assets over change in projected benefit obligation and Makita holds sufficient surplus funds. Therefore, Makita is satisfied that its pension plans can be maintained.

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

In determining the valuation allowances to establish against these deferred tax assets, many factors are considered, including, but not limited to, the specific taxing jurisdiction, the carry-forward period, income tax strategies available and, among other things, forecasted earnings for the entities in each jurisdiction. During FY2010, Makita increased the deferred tax asset valuation allowance by ¥ 1,020 million based on the assessment that certain deferred tax assets were unlikely to be realized. During FY2011, Makita decreased the deferred tax asset valuation allowance by ¥134 million based on changes in estimates about the realizability of those deferred tax assets, primarily due to the improved projection for future taxable income in the Japan segment which was partially offset by an increase in the valuation allowance for deferred tax assets in Europe segment.

Makita has recorded against certain deferred income tax assets a valuation allowance of ¥557 million as of March 31, 2012 which is substantially lower than the valuation allowance recorded in the last year. During FY2012, Makita decreased the deferred tax asset valuation allowance by ¥901 million based on changes in estimates about the realizability of those deferred tax assets. This is mainly because during FY2012, management changed its assessment of the ability to realize the deferred tax assets of a certain wholly owned subsidiary. Legally merging that subsidiary with the Company was not considered prudent in FY2010 and FY2011, and therefore the management believed then that the likelihood of realizing the deferred tax assets of the subsidiary was low. Consequently, a valuation allowance was established on those deferred tax assets. During FY2012, the merger of the subsidiary into the Company was deemed prudent and therefore the Company decided to execute it. If Makita were not to generate sufficient taxable income of the appropriate character in the jurisdictions in the future, it could lead to the build-up of additional valuation allowances.

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

Under the current Japanese tax code, 95% of dividends of foreign subsidiaries are excluded from taxable income. Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries in the total amount of ¥ 169,470 million ($ 2,066,707 thousand) as of March 31, 2012 because Makita considers these earnings to be indefinitely reinvested, and the calculation of the unrecognized deferred tax liabilities is not practicable.

New Accounting Standards Not yet Adopted

In May 2011, Financial Accounting Standards Board (the “FASB”) issued ASU2011-11 (Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities).

This Amendment requires the entity to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement.

ASU2011-11 is effective during interim and annual periods beginning on or after January 1, 2013 and is required to be adopted by Makita in the fiscal year beginning April 1, 2013.

Makita does not expect the adoption of ASU2011-11 will have a material impact on its consolidated results of operations and financial condition.

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

FY2012

Cash Flows

Net cash provided by operating activities decreased by ¥ 10,995 million from ¥ 19,617 million in FY2011 to ¥ 8,622 million in FY2012, primarily as a result of the following:

Cash flow decreasing factors:

• ¥ 18,813 million increase due to the increased purchases and inventories as a result of production increase

• ¥ 7,051 million increase in selling expenses and manufacturing costs due to an increase in sales and production volume

• ¥ 4,903 million increase due to income tax payments.

Cash flow increasing factors:

• Cash collected from customers increased ¥ 22,451 million due to the sales increase.

Net cash used in investing activities decreased by ¥ 14,834 million from ¥ 19,334 million in FY2011 to ¥ 4,500 million in FY2012, primarily as a result of the following:

Cash flow increasing factors:

• ¥ 12,351 million increase of sales of available-for-sale securities

• ¥ 9,209 million increase due to withdrawals of time deposits

Cash flow decreasing factors:

• ¥ 3,739 million increase due to higher capital expenditures compared with FY2011 including expenditures for the construction of new sales offices in Belgium and Taiwan, a new plant in Thailand, and machinery investment of Makita’s plants in China

• ¥ 3,229 million increase of purchase of held-to-maturity securities

Net cash used in financing activities increased by ¥ 5,352 million from ¥ 7,355 million in FY2011 to ¥ 12,707 million in FY2012 primarily as a result of the following:

Cash flow decreasing factors:

• ¥ 5,051 million increase due to repurchase of treasury stock

• ¥ 1,929 million increase due to cash dividends paid

Accounting for all these activities and the effect of exchange rate fluctuations, Makita’s cash and cash equivalents decreased by ¥7,021 million from ¥ 51,833 million as of the end of FY2011 to ¥ 44,812 million as of the end of FY2012.

In FY2012, funding source requirements increased due to a production increase in the wake of the recovery of the global power tools demand, resulting in a year-over-year decrease of ¥ 7,021 million in the cash balance as of March 31, 2012.

Inventory balances increased compared with the previous fiscal year because sales subsidiaries increased inventories and production sites raised their production volumes to cope with the recovery of the global power tools demand.

Capital expenditures are expected to be higher in FY2013 compared to FY2012 due to reasons such as the Company’s purchase of dies/molds, and the machinery investment of each plant.

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

The amount of its capital expenditures for FY2010, 2011 and 2012 were ¥ 10,837 million, ¥ 9,742 million and ¥ 13,481 million, respectively.

Capital expenditures in FY2012 were primarily used for the purchase of metal molds in Japan, the construction of new sales offices in Belgium and Taiwan, a new plant in Thailand, and machinery investment of Makita’s plants in China.

Capital investments of the Company amounted to approximately ¥ 3,865 million, while capital investment of overseas subsidiaries amounted to approximately ¥ 9,616 million. All of Makita’s capital expenditures in FY2012 were funded through internally generated funds.

Under its investment plans for FY2013, Makita is scheduled to make capital investments totaling ¥ 14 billion, which is 4% higher than for FY2012. Of this total, the Company plans to make direct investments of ¥ 4 billion and its consolidated subsidiaries will invest ¥ 10 billion.

The Company’s capital investment plan is mainly to purchase dies/molds, and facilities investments by consolidated subsidiaries including mainly machinery investments of each plant. The projected capital expenditure in FY2013 is planned to be funded by internally generated funds.

Financial Position

Makita’s principal sources of liquidity are cash on hand, cash provided by operating activities and borrowings within credit lines.

As of March 31, 2012, Makita held cash and cash equivalents amounting to ¥ 44,812 million and the Company’s subsidiaries had credit lines up to ¥ 17,615 million, of which ¥ 2,335 million was used and ¥ 15,280 million was unused and available.

As of March 31, 2012, Makita had ¥ 2,351 million in short-term borrowing, which included bank borrowings and the current portion of capital lease obligations. Short-term borrowing was used for daily operations at the subsidiaries.

The amount excluding current maturities of long-term indebtedness was ¥ 12 million. For further information regarding Makita’s short-term borrowings, including the average interest rates, see Note 11 to the accompanying consolidated financial statements.

The Company’s subsidiaries are financed by loans within the Makita Group—from subsidiaries with surplus funds to subsidiaries that lack funds—and the variation in interest expense is insignificant.

As of March 31, 2012, Makita’s total short-term borrowings and long-term indebtedness amounted to ¥ 2,363 million, representing an increase of ¥ 1,476 million from ¥ 887 million reported for FY2011. Makita’s ratio of indebtedness to shareholders’ equity almost remained unchanged at 0.7%.

Makita expects to continue to incur additional indebtedness from time to time as required to finance working capital needs. Makita has no potentially significant refinancing requirements in FY2013 and thereafter.

Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥ 44,812 million as of March 31, 2012, together with Makita’s available credit facilities, cash flow from operations and funds available from long-term and short-term debt financing, will be sufficient to satisfy its future working capital needs, capital expenditure and research and development through FY2013 and thereafter. In the opinion of management, the working capital is sufficient for Makita’s present requirements

Please see “– FY2012 – Capital Expenditures” above for a description of Makita’s principal capital expenditures for FY2012 and the main planned expenditures for FY2013.

As part of the Company’s policy to maximize shareholder return, the Company distributed to its shareholders an interim dividend of ¥ 15 per share in November 2011. At the Ordinary General Meeting of Shareholders held in June 2012, the Company’s shareholders approved a cash dividend of ¥ 57 per share. In June 2012, the Company paid cash dividends of ¥ 7,738 million in the aggregate.

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

Primary factors that affected such result include the following:

Cash flow increasing factors:

• Cash collected from customers increased ¥ 21,810 million due to the sales increase.

Cash flow decreasing factors:

• Cash outflow increased ¥ 59,319 million due to the increased purchases and inventories as a result of production increase.

Net cash used in investing activities increased by ¥ 1,666 million from ¥ 17,668 million in FY2010 to ¥ 19,334 million in FY2011, primarily as a result of the following:

Cash flow increasing factors:

• ¥ 1,095 million decrease due to lower capital expenditures compared with FY2010 including expenditures for the construction of new sales offices in Germany and Switzerland, and machinery investment of Makita’s China Plant.

• ¥ 971 million decrease due to lower purchases of available-for-sale securities and held-to-maturity securities

Cash flow decreasing factors:

• ¥ 3,899 million increase of a purchase of time deposits

• ¥ 361 million decrease due to a decrease in proceeds from sales and maturities of securities

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

Capital expenditures in FY2011 were primarily used for the purchase of metal molds in Japan, the construction of new sales offices in Germany and Switzerland, and machinery investment of Makita’s plants in China.

Capital investments of the Company amounted to approximately ¥ 2,354 million, while capital investment of overseas subsidiaries amounted to approximately ¥ 7,388 million. All of Makita’s capital expenditures in FY2011 were funded through internally generated funds.

C. Research and development, patents and licenses, etc.

As an internationally integrated supplier of power tools that benefit people’s daily lives and assist in home improvements, Makita pursue the development of power tools, pneumatic tools and gardening equipment in its own Research and Development division, such as the development of gardening equipment at Makita Numazu Corporation and Dolmar G.m.b.H.(Germany).

Approximately 843 of Makita’s employees are engaged in research and development of technologies in which Makita has a competitive edge and the development of new products.

Makita regards R&D as a high priority and believes that having a strong capability in R&D is crucial to its continuing development of high-quality, reliable products that meet users’ needs.

In FY2012, Makita allocated ¥ 7,603 million to R&D, an increase of 4.4% compared with FY2011. In FY2011, Makita allocated ¥ 7,283 million to R&D, an increase of 7.4 % compared with FY2010. The ratio of R&D expenses to net sales was approximately 2.6% in FY2012, 2.7% in FY2011 and 2.8% in FY2010, respectively. In October 2011, the Company opened its OPE (Outdoor Power Equipment) R&D center at Nisshin, Aichi Prefecture for reinforcing the development organization for OPE.

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

In addition, Makita has been focusing on developing models that use generic parts, as well as consolidating the variety of products to reduce cost. New products launched during FY2012 included hammer drill equipped with a low-vibration mechanism first for Makita’s 2-kilogram class, low-level emission engine chain saw which provides powerful cutting, 4-mode cordless impact driver full of advanced features, cordless hammer drill with a brushless motor and enhanced efficiency, cordless impact driver featuring the world’s shortest head length and lightweight compact slide circular saw featuring upgraded cutting capability, split type engine grass trimmer for multi-purpose use coming with interchangeable attachments and cordless grass trimmer.

D. Trend information

Overall, the recovery of demand in developed countries is expected to remain modest and competition is expected to intensify. In emerging countries in Asia and other regions, the growth of construction demand is expected to continue but market demand is expected to favor lower-priced power tools.

Raw material prices and the foreign exchange market remain unpredictable. Makita is expected to continue to face a challenging business environment in FY 2013.

In FY2013 the yen is expected to appreciate slightly against the euro and depreciate slightly against the U.S. dollar compared to FY2012. Moreover, if appreciation of the value of the Chinese Renmin yuan is implemented, Makita’s productions costs may increase. While it is expected that there will be strong growth in latent demand in emerging countries, conditions in the exchange market remain uncertain. Makita does not expect that the power tool market in Japan, the United States, Western Europe and other developed countries to grow significantly.

In Japan, although it is difficult to accurately predict the significance of the scope of residential reconstruction due to the Great East Japan Earthquake, Makita anticipates steady growth for power tools. In Europe, the situation remains uncertain due to unclear prospects for economic recovery in southern Europe, which may have repercussions for Europe as a whole. In the United States, there are concerns regarding certain factors including severe price competition, a weak dollar and increases in raw material price, thus a difficult situation is expected. In Asia, the outlook is for rising demand in China and India, which have displayed strong economic growth, and for capital investment to increase in neighboring Asian countries. In Central and South America, the outlook is for steady demand, mainly in Brazil. The economy in the Middle East is not expected to show a full-fledged recovery for an extended period due to ongoing geopolitical turmoil. In Oceania, the exchange rate of the Australian dollar and full-fledged recovery of the export economy are important factors affecting business growth, but significant growth is unlikely since the power tool market in the region is already mature.

One of the impacts of the growing attention being paid to global warming and climate change is the establishment of laws and regulations related to the environment in many regions. Europe and North America has lead the way in environmental regulations, and Makita has been developing regulation-compliant products. End users’ interest in environment-friendly products has also been increasing, driving market demand for such products.

Moreover, cool summers, droughts and heavy snow have occurred frequently in recent years. Unseasonable weather will have an impact on sales of gardening equipment, and sales of power tools may also be affected by unusual weather in the short-term since weather will have effect on progress of work at construction sites.

Under such circumstances, the Company will strive to strengthen its R&D capabilities and product development capabilities for tools and equipment including power tools and gardening equipment that improve the work environment and are more environmentally friendly, and to strengthen its technical development capabilities in the area of compact engines. The Company will also seek to enhance the global production system to cope with changes in demand and reduce production costs. It will also strive to strengthen marketing activities targeting professional users, to make fine-tuned responses to customer needs and to take active measures to maintain and improve its industry-leading sales and after-sales service system.

E. Off-balance sheet arrangements

Makita also has certain operating leases entered into in the ordinary course of business. See Note 15 to the accompanying consolidated financial statements.

F. Tabular disclosure of contractual obligations

	Yen in millions
	Expected payment date; year ending March 31,
	Total	2013	2014	2015	2016	2017	There- after
Capital lease	¥28	¥16	¥7	¥3	¥1	¥1	-
Interest expenses on capital lease	1	1	-	-	-	-	-
Operating Lease	2,738	811	726	515	318	233	135
Contributions to defined benefit plan	2,482	2,482	-	-	-	-	-
Purchase obligation	7,973	7,887	86	-	-	-	-

Total	¥13,222	¥11,197	¥819	¥518	¥319	¥234	¥135

Note:	1.	Determination of contributions to defined benefit plan after FY2013 is not practicable.
	2.	The notional amount of derivative financial instruments that are expected to settle in FY2013 is ¥27,450 million and their estimated fair value is ¥(152) million at March 31, 2012.
		Please see note 16, 17, 18 to the consolidated financial statements for further information.

G. Safe harbor

All information is not historical in nature disclosed under Item 5.

Forecasts of operating and financial results and statements of trend information and contractual obligations are forward-looking statements. See “Cautionary Statement with Respect to Forward-Looking Statements” for additional information.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The Company introduced a corporate officer system in order to promote and strengthen prompt execution of Makita’s business affairs.

The Directors and Statutory Auditors of the Company as of June 29, 2012 are as follows:

Masahiko Goto
Current Position	President, Representative Director and Chief Executive Officer since May 1989
Date of Birth	November 16, 1946
Director since	May 1984
Business Experience	May 1984	Director, General Manager of General Planning Department
	July 1987	Managing Director of Administration Headquarters

Yasuhiko Kanzaki
Current Position	Director, Managing Corporate Officer, in charge of International Sales and General Manager of International Sales Headquarters: Europe, Middle East and Africa Region since June 2009
Date of Birth	July 9, 1946
Director since	June 1999
Business Experience	April 1995	Director of Makita International Europe Ltd.
	June 1999	Director, Assistant General Manager of International Sales Headquarters 1
	June 2003	Director, General Manager of International Sales Headquarters (Europe region)
	June 2007	Managing Director, General Manager of International Sales Headquarters (Europe region)

Tadayoshi Torii
Current Position	Director, Managing Corporate Officer, in charge of Production and General Manager of Production Headquarters since June 2009
Date of Birth	December 10, 1946
Director since	June 2001
Business Experience	October 1998	General Manager of Production Department
	June 2001	Director, General Manager of Quality Control Headquarters
	June 2003	Director, General Manager of Production Headquarters

Shiro Hori
Current Position	Director, Managing Corporate Officer, in charge of International Sales and General Manager of International Sales Headquarters: America, Asia and Oceania Region since June 2009
Date of Birth	February 24, 1948
Director since	June 2003
Business Experience	March 1999	General Manager of Europe Sales Department
	June 2003	Director, General Manager of International Sales Headquarters: America Area and International Administration
	September 2007	Director, General Manager of Overseas Sales Headquarters (America, Asia and Oceania Area, and International Administration)

Tomoyasu Kato
Current Position	Director, Corporate Officer, General Manager of Research and Development Headquarters since October 2010
Date of Birth	March 25, 1948
Director since	June 2001
Business Experience	March 1999	General Manager of Technical Administration Department
	June 2001	Director, General Manager of Research and Development Headquarters
	June 2009	Director, Corporate Officer, General Manager of Research and Development Headquarters in charge of Research and Development

Tadashi Asanuma
Current Position	Director, Corporate Officer, in charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters since April 2010
Date of Birth	January 4, 1949
Director since	June 2003
Business Experience	April 1995	Manager of Saitama Branch Office
	April 2001	General Manager of Osaka Sales Department
	June 2003	Director, Assistant General Manager of Domestic Sales Marketing Headquarters
	June 2007	Director, General Manager of Domestic Sales Marketing Headquarters (Tokyo Sales Department)
	June 2009	Director, Corporate Officer, in charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters (Nagoya Sales Department)

Hisayoshi Niwa
Current Position	Director, Corporate Officer, General Manager of Quality Headquarters since June 2009
Date of Birth	February 24, 1949
Director since	June 2003
Business Experience	October 1991	General Manager of Information System Center
	October 1999	General Manager of Production Control Department
	June 2003	Director, General Manager of Quality Control Headquarters
	April 2005	Director, General Manager of Quality Headquarters

Shinichiro Tomita
Current Position	Director, Corporate Officer, General Manager of Purchasing Headquarters since May 2010
Date of Birth	January 11, 1951
Director since	June 2007
Business Experience	October 2001	General Manager of Production Engineering Department
	September 2003	President of Makita (China) Co., Ltd.
	June 2007	Director, Assistant General Manager of Production Headquarters in charge of China Plant
	June 2009	Director, Corporate Officer, General Manager of Research and Development Headquarters in charge of Product Development

Tetsuhisa Kaneko
Current Position	Director, Corporate Officer, General Manager of Production Headquarters in charge of China Plant since May 2010
Date of Birth	April 6, 1955
Director since	June 2007
Business Experience	April 2004	General Manager of Technical Research Department
	August 2005	General Manager of 2nd Production Department
	October 2006	General Manager of 1st Production Department
	June 2007	Director, General Manager of Purchasing Headquarters
	June 2009	Director, Corporate Officer, General Manager of Purchasing Headquarters

Yoji Aoki
Current Position	Director, Chief Financial Officer, Corporate Officer and General Manager of Administration Headquarters since June 2009
Date of Birth	May 22, 1950
Director since	June 2009
Business Experience	July 2001	General Manager of Personnel Department
	July 2004	General Manager of General Affairs Department

Motohiko Yokoyama
Current Position	Outside Director since June 2005
Date of Birth	May 13, 1944
Director since	June 2005
Business Experience	June 2004	President and Representative Director of Toyoda Machine Works, Ltd.
	January 2006	Vice President and Representative Director of JTEKT Corporation, which is the entity created by the merger of Toyoda Machine Works, Ltd. with Koyo Seiko Co., Ltd.
	June 2007	President and Representative Director of JTEKT Corporation
	June 2010	Vice Chairman of JTEKT Corporation
	May 2011	Chairman of Japan Machine Tool Builders’ Association
	June 2011	Chairman of JTEKT Corporation

Toshihito Yamazoe
Current Position	Standing Statutory Auditor since June 2008
Date of Birth	October 16, 1949
Director since	June 2008
Business Experience	April 1999	Assistant General Manager of Asia and Oceania Sales Department
	August 2000	President of Makita (China) Co., Ltd.
	April 2006	General Manager of Europe Sales Department

Haruhito Hisatsune
Current Position	Outside Standing Statutory Auditor since June 2008
Date of Birth	February 7, 1947
Statutory Auditor since	June 2008
Business Experience	May 1990	Manager of Government Securities Service Section of Operation Department of the Bank of Japan
	May 1991	Officer of Examination Department of the Bank of Japan
	April 1997	General Manager of Overseas Section of the Hekikai Shinkin Bank
	August 2003	Management Director and Corporate Officer, Director of Business Center of the Hekikai Shinkin Bank

Masafumi Nakamura
Current Position	Outside Statutory Auditor since June 2007
Date of Birth	September 17, 1942
Statutory Auditor since	June 2007
Business Experience	May 1983	Representative partner of SAN-AI Audit Corporation
	April 2001	Representative partner of Tohmatsu & Co.
	January 2006	Representative partner of Masafumi Nakamura Accountancy Firm
	June 2006	Outside Statutory Auditor for SUZUKEN CO., LTD
	June 2007	Outside Statutory Auditor for Taiyo Kagaku Co., Ltd.
	November 2008	Outside Statutory Auditor for Shinwa Co., Ltd.
	April 2009	Professor in Graduate School of Business at Aichi Shukutoku University
	April 2012	Professor in Faculty of Business at Aichi Shukutoku University

Michiyuki Kondo
Current Position	Outside Statutory Auditor since June 2008 (Attorney-at-law, Kondo Michiyuki Law Firm)
Date of Birth	October 23, 1944
Statutory Auditor since	June 2008
Business Experience	April 1971	Attorney-at-law, Takasu Hiroo Law Firm
	May 1977	Established Kondo Michiyuki Law Firm
	May 2005	Outside Statutory Auditor for ELMO Co., Ltd.
	April 2010	Outside Statutory Auditor for TECNO HORIZON HOLDINGS CO., LTD

The term of each director listed above expires in June 2013. The terms of Mr. Toshihito Yamazoe as Statutory Auditor and of Mr. Haruhito Hisatsune and Michiyuki Kondo as Outside Statutory Auditor expire in June 2012. The term of Masafumi Nakamura as Outside Statutory Auditor expires in June 2015. There are no family relationships between any of the individuals named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above.

B. Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY2012 to all Directors, who served during FY2012 totaled ¥ 284 million. The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY2012 to all Statutory Auditors, who served during FY2012 totaled ¥ 41 million.

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY2011 to all Directors, who served during FY2011 totaled ¥ 269 million. The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by the Company during FY2011 to all Statutory Auditors, who served during FY2011 totaled ¥ 41 million.

Some of the fringe benefits provided by the Company to its employees in Japan, such as medical and dental service insurance and welfare pension insurance were also made available to Directors and Standing Statutory Auditors. The Company had an unfunded retirement and termination allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount set aside as retirement allowances for Directors and Statutory Auditors was ¥384 million as of March 31, 2012 and was ¥ 384 million as of March 31, 2011. However, this Executive retirement and termination allowances program was abolished by the Ordinary General Meeting of Shareholders held on June 29, 2006, because the program featured minimal correlation with the Company’s results while presenting strong seniority-based elements. With regard to retirement and termination allowances accrued through that day, the retirement allowance will be paid to eligible executives upon their retirement.

C. Board practices

Makita regards the management checking function as an important means of providing for transparent management, strengthening the functions of the Board of Directors and the Board of Statutory Auditors and improving corporate governance.

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

Since the general meeting of shareholders on June 26, 2012, the Board of Directors of the Company has been comprised of eleven directors, including one independent outside director. At a June 26, 2012 meeting of the Board of Directors, 15 executive officers were appointed, ten of whom concurrently serve as directors.

Pursuant to the Articles of Incorporation of the Company, the number of Directors must be 15 or less.

The Company has established a Board of Statutory Auditors. The Board of Statutory Auditors is comprised of four statutory auditors, including three independent outside statutory auditors who are not and have not been employed by the Company. Two of these outside statutory auditors are part-time.

The two full-time corporate auditors audit directors’ execution of duties on a continual basis. Of the four corporate auditors, two have considerable knowledge and expertise in financial and accounting matters.

The Board of Statutory Auditors provides audit and status reports, as necessary, to the independent accounting firm responsible for auditing the Company.

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

D. Employees

The following table sets forth information about the number of Makita’s employees excluding temporary employees:

Employees by Geographic Areas	As of March 31,
	2010	2011	2012
Japan	3,146	3,135	3,107
Europe	2,347	2,718	2,941
North America	848	835	773
Asia	3,230	4,413	4,597
Other regions	757	953	1,145

Total	10,328	12,054	12,563

As of March 31, 2012, Makita had 12,563 regular full-time employees and 3,075 temporary employees who were not entitled to retirement or certain other fringe benefits which regular full-time employees receive.

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

As of March 31, 2012, there are 2,601 members of the labor union and Makita considers its relationship with the labor union to be good.

E. Share ownership

The total number of shares of the Company’s common stock owned by the Directors and Statutory Auditors as a group as of March 31, 2012 is as follows:

Identity of person or group	Number of shares owned	Percentage of outstanding shares
Directors and Statutory Auditors	2,116,674	1.55%

The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of March 31, 2012.

Name	Position as of March 31, 2012	Number of shares
Masahiko Goto	CEO & President, Representative Director	1,993,884
Yasuhiko Kanzaki	Director and Managing Corporate Officer	26,361
Tadayoshi Torii	Director and Managing Corporate Officer	19,673
Shiro Hori	Director and Managing Corporate Officer	15,772
Tomoyasu Kato	Director and Corporate Officer	16,447
Tadashi Asanuma	Director and Corporate Officer	8,452
Hisayoshi Niwa	Director and Corporate Officer	9,634
Shinichiro Tomita	Director and Corporate Officer	5,661
Tetsuhisa Kaneko	Director and Corporate Officer	8,262
Yoji Aoki	CFO & Director and Corporate Officer	5,131
Motohiko Yokoyama	Outside Director	0
Toshihito Yamazoe	Standing Statutory Auditor	5,732
Haruhito Hisatsune	Outside Standing Statutory Auditor	0
Masafumi Nakamura	Outside Statutory Auditor	0
Michiyuki Kondo	Outside Statutory Auditor	1,665

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

Except for Masahiko Goto, who holds 1.46% of total number of shares of outstanding common stock with voting rights, excluding treasury stock, as of March 31, 2012, none of the Company’s Directors and Statutory Auditors own more than one percent of the Company’s common stock. Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Act of Japan.

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

Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of the Company’s common stock as of March 31, 2012, indicated in the reports described below.

Name of beneficial owner	Number of shares	Percentage
Master Trust Bank of Japan, Ltd. (Trust account)	9,040,500	6.45%
Japan Trsustee Services Bank, Ltd. (Trust account)	7,593,200	5.42%

Note: The Company understands that Master Trust Bank of Japan, Ltd. and Japan Trsustee Services Bank, Ltd. is not a beneficial owner of the Company’s common stock. The Company does not know the identity of the beneficiaries of these trust accounts.

Based on information made publicly available, the following table describes transactions resulting in a 1% or more change in the percentage ownership held by major beneficial owners of the Company’s common stock in the last three years.

Name of shareholder	Date of transaction	Shares owned prior to transaction	%	Number of shares changed	Shares owned after transaction	%
Nomura Asset Management	October 15, 2009	7,218,000	5.16	(1,652,200)	5,565,800	3.98
Fidelity Investments	February 15, 2011	7,334,770	5.24	(1,462,700)	5,872,070	4.19
Fidelity Investments	October 31, 2011	7,060,370	5.04	(1,923,900)	5,136,470	3.67

As of March 31, 2012, the Company had 135,750,518 outstanding shares of common stock, excluding 4,258,242 shares of Treasury Stock. According to the Bank of New York Mellon, depositary for the Company’s ADSs, as of March 31, 2012, 1,423,699 shares of the Company’s common stock were held in the form of American Depositary Receipts (“ADRs”) and there were 81 ADR holders of record in the United States. According to the Company’s register of shareholders and register of beneficial owners as of March 31, 2012, there were 14,334 holders of common stock of record worldwide and the number of record holders in the United States was 106.

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

The Company recorded advertisement expenses of ¥ 2 million in FY2011 and ¥ 2 million in FY2012, respectively, paid to Maruwa Co., Ltd., a Japanese corporation in which the Company’s President, Masahiko Goto, and his relatives hold a majority of the voting rights. The Company recorded purchases of materials and production facilities amounting to ¥ 53 million in FY2011 and ¥ 75 million in FY2012 as a result of business transactions with Toa Co., Ltd., a Japanese corporation in which the Company’s President, Masahiko Goto, and his relatives hold a majority of the voting rights. In addition, in connection with such transactions, the Company recorded trade accounts payable of ¥11 million and ¥ 2 million, as of March 31, 2011 and March 31, 2012, respectively.

Makita recorded purchases of raw materials, production equipment and expense of workers on loan amounting to ¥ 470 million in FY2011 and ¥ 633 million in FY2012 as a result of business transactions with JTEKT Group, a corporation in which Motohiko Yokoyama, an Outside Director of the Company, serves as the Chairman and Representative Director. In connection with such transactions, Makita recorded trade accounts payable of ¥ 57 million and ¥ 44 million as of March 31, 2011 and March 31, 2012, respectively.

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

According to this basic policy, the Company paid interim cash dividends in FY2012 of ¥ 15 per share and ADS. The Company has declared a year-end cash dividend of ¥ 57 per share and ADS, which was approved by the shareholders’ meeting held on June 26, 2012.

The following table sets forth cash dividends per share of common stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	Yen		U.S. Dollars
Fiscal year ended March 31,	Interim	Year-end	Interim	Year-end
2008	30	67	0.30	0.67
2009	30	50	0.31	0.53
2010	15	37	0.17	0.41
2011	15	51	0.18	0.61
2012	15	57	0.19	0.71

Note:	Cash dividends in U.S. dollars are based on the exchange rates on the respective payment date, using the noon buying rates for cable transfers in Japanese yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

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

	Tokyo Stock Exchange price per share of Common stock		NASDAQ price per American Depositary Share
	Yen		U.S. Dollars
Fiscal year ended March 31,	High	Low	High	Low
2008	5,920	2,885	50.60	27.28
2009	4,780	1,160	45.76	12.72
2010	3,400	1,912	39.65	21.01
2011	3,875	2,340	46.95	25.55
2012	3,930	2,341	48.41	30.44

Quarterly
Fiscal year 2011
1st quarter ended June 30, 2010	3,265	2,375	34.69	25.55
2nd quarter ended September 30, 2010	2,790	2,340	32.02	26.65
3rd quarter ended December 31, 2010	3,410	2,615	41.24	31.43
4th quarter ended March 31, 2011	3,875	2,900	46.95	37.87
Fiscal year 2012
1st quarter ended June 30, 2011	3,930	3,225	47.57	39.72
2nd quarter ended September 30, 2011	3,885	2,620	48.41	32.01
3rd quarter ended December 31, 2011	3,140	2,341	41.12	30.44
4th quarter ended March 31, 2012	3,605	2,413	43.20	31.82

Monthly
January 2012	2,975	2,413	38.05	31.82
February 2012	3,410	2,806	42.31	37.63
March 2012	3,605	3,195	43.20	39.27
April 2012	3,460	3,030	41.58	37.35
May 2012	3,090	2,595	37.75	32.67
June 2012	2,930	2,468	36.67	31.96

B. Plan of distribution

Not applicable

C. Markets

See Item 9.A.

D. Selling shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the issue

Not applicable

I tem 10. Additional Information

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

The Regulations of the Board of Directors and operational regulations thereunder of the Company require a resolution of the Board of Directors for the Company to borrow money in an amount of ¥100 million or more, or to give a guarantee in an amount of ¥10 million or more.

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

As of March 31, 2012, 140,008,760 shares of Common Stock were in issue.

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

Unit share system

The Articles of Incorporation of the Company provide that 100 shares of Common Stock constitute one unit of shares. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000 or 0.5 percent of total number of issued shares, whichever is greater.

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

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, except for the limitations under the Foreign Exchange Regulations as described in “D. Exchange controls” below, and except for general limitations under the Companies Act or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

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

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding 100 million Japanese yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, or the date of the receipt of payment, whichever comes later, unless the transfer was made through a bank, or a financial instruments business operator registered under the Financial Instruments and Exchange Act of Japan.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of Common Stock or ADSs) to non-resident Holders other than any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2013, and (ii) 15 percent for dividends due and payable on or after January 1, 2014. As of the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned 20 percent withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland and 10 percent under the income tax treaties with Australia, France, the U.K. and the United States.)

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

Makita does not believe that it was, for U.S. federal income tax purposes, a PFIC for the year ended March 31, 2012 and Makita intends to continue its operations in such a manner that it is highly unlikely that it would become a PFIC in the future.

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

Backup Withholding and Information Reporting

In general, except in the case of certain exempt recipients, information reporting requirements will apply to dividends on shares of Common Stock or ADSs paid to U.S. Holders in the United States or through certain U.S. related financial intermediaries and to the proceeds received upon the sale, exchange or redemption of shares of Common Stock or ADSs by U.S. Holders within the United States or through certain U.S. related financial intermediaries.

Furthermore, backup withholding (currently at a rate of 28 percent) may apply to those amounts if a U.S. Holder fails to provide an accurate taxpayer identification number, to certify that such U.S. Holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding requirements.

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

The pension liability decreased due to an excess of change in plan assets over change in projected benefit obligation and Makita holds sufficient surplus funds. Therefore, Makita is satisfied that its pension plans can be maintained.

The maturities and fair values of such short-term investments and investments at March 31, 2011 and 2012 were as follows:

	Yen in millions				U.S. Dollars in thousands
	2011		2012		2012
	Carrying Amount	Fair value	Carrying Amount	Fair value	Carrying Amount	Fair value
Due within one year	¥173	¥173	¥3,897	¥3,894	$47,524	$47,488
Due after one year to five years	5,550	5,547	7,585	7,593	92,500	92,598
Due after five years	713	676	762	751	9,294	9,158
Indefinite periods	31,041	31,041	18,903	18,903	230,524	230,524
Equity securities	13,147	13,147	13,132	13,132	160,145	160,145

Total of short-term investments and investments	¥50,624	¥50,584	¥44,279	¥44,273	$539,987	$539,913

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

The following table provides information about Makita’s derivative financial instruments related to foreign currency transactions as of March 31, 2011 and March 31, 2012. Figures are translated into Japanese yen at the rates prevailing at March 31, 2011 and March 31, 2012, together with the relevant weighted average contractual exchange rates at March 31, 2011 and March 31, 2012.

All of the foreign exchange contracts listed in the following table has contractual maturities in FY2011 and FY2012.

	Yen in millions, except average contractual rates						U.S. Dollars in thousands
	2011			2012			2012
	Contract amounts	Fair value	Average contractual rates	Contract amounts	Fair value	Average contractual rates	Contract amounts	Fair value
Foreign currency contracts
US$/Yen	¥6,651	¥(47)	¥82.59	¥8,217	¥(108)	¥81.02	$100,208	$(1,318)
Euro/Yen	4,901	(163)	113.66	5,506	(107)	107.68	67,146	(1,305)
A$/Yen	402	(18)	82.02	311	-	84.90	3,793	-
GBP/Yen	420	(2)	132.29	381	(15)	125.93	4,646	(183)
SFR/Yen	1,132	(46)	87.05	1,264	80	97.19	15,414	976
Euro/US$	-	-	-	439	(2)	-	5,354	(24)
Euro/GBP	353	15	-	988	5	-	12,049	61
US$/GBP	1,746	16	-	674	(3)	-	8,220	(37)
US$/Euro	2,895	(95)	-	267	(1)	-	3,256	(12)
GBP/Euro	2	-	-	-	-	-	-	-
US$/A$	1,746	(49)	-	1,233	(9)	-	15,037	(110)
US$/RMB	2,495	-	-	8,054	11	-	98,219	134
Other	93	1	-	116	(3)	-	1,414	(36)

Total	22,836	(388)	-	27,450	(152)	-	334,756	(1,854)

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

D.4. Fees and Other Payments Made by the Depositary to the Company

From April 1, 2011 to March 31, 2012, no amounts were reimbursed by the Depositary to the Company.

As part of its service to the Company, the Depositary has agreed to waive its basic charges for the administration of the ADR program. From April 1, 2011 to March 31, 2012, such fees and expenses waived by the Depository totaled $132,648. Charges for any additional or special services that are not waived are paid for by the Company.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item  15. Controls and Procedures

A. Disclosure controls and procedures

Makita performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the FY2012. Disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended the “Exchange Act”) are designed to ensure that the information required to be disclosed in the reports that Makita files under the Exchange Act is accumulated and communicated to its management including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Makita’s management has evaluated the effectiveness of internal control over financial reporting as of March 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).

Based on its assessment, management concluded that, as of March 31, 2012, Makita’s internal control over financial reporting was effective based on the COSO criteria.

KPMG AZSA LLC, an independent registered public accounting firm that audited the consolidated financial statements included in this report, has also audited the effectiveness of Makita’s internal control over financial reporting as of March 31, 2012, as stated in this report included herein.

C. Attestation report of the registered public accounting firm

Makita’s independent registered public accounting firm, KPMG AZSA LLC, has issued an audit report on internal control over financial reporting, which is included herein.

D. Changes in internal control over financial reporting

Not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Makita Corporation:

We have audited Makita Corporation’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Makita Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on Makita Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, Makita Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Makita Corporation and subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated June 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 29, 2012

Item 16A. Audit Committee Financial Expert

Makita’s Board of Directors has determined that Mr. Masafumi Nakamura is qualified as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Nakamura is independent, as that term is defined in the listing standards of NASDAQ applicable to the Company. The Company has designated Messrs. Haruhito Hisatsune, Masafumi Nakamura and Michiyuki Kondo, Statutory Auditors, as the “Outside Statutory Auditors” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefore to these Stock Exchange.

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

Item 16C. Principal Accountant Fees and Services

KPMG AZSA LLC has served as Makita’s independent public accountant for each of the financial years in the three-year period ended March 31, 2012, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG AZSA LLC and the various member firms of KPMG International, a Swiss Cooperative, to Makita in FY2011 and FY2012:

	Fiscal year/Yen in millions
	FY2011	FY2012
Audit Fees (1), (4)	¥616	¥624
Audit-related Fees (2)	8	22
Tax Fees (3)	143	137

Total	¥767	¥783

Note:

(1)	Audit Fees consist of fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for the audit of Makita’s annual or interim financial statements and services that are normally provided by the Independent Registered Public Accounting Firm in connection with statutory and regulatory filings or engagement.
(2)	Audit-related Fees consist of fees billed for assurance and related services by the Independent Registered Public Accounting Firm that are reasonably related to employee benefit plan audits, and consultation concerning financial accounting and reporting standards.
(3)	Tax Fees include fees billed for the professional services rendered by the Independent Registered Public Accounting Firm for tax compliance and transfer pricing documentation.
(4)	Audit Fees in FY2012 are subject to change.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out all repurchases of common stock of the Company by the Company during FY2012. The Company did not resolve any repurchase mid to long term or continuous plan or program by the board of directors or Annual General Meeting of Shareholders. Therefore, there is no publicly announced mid to long term plan or program regarding repurchase of its own stock.

The Company executes the repurchase and retirement of treasury stock after the board of directors make the decision, considering the stock price and the payout ratio. The Company also repurchases the stock in response to the purchase requests of holders of shares of common stock constituting less than one full unit in accordance with the provisions of the Share Handling Regulations of the Company.

In FY2012, the Company executed repurchases of two million shares of its common stock in December and January at an aggregate cost of ¥ 5,033 million in accordance with the resolution of the Board.

Period	Total number of shares purchased (Shares)	Average price paid per share (Yen)
April 2011	320	3,793
May 2011	92	3,725
June 2011	133	3,661
July 2011	5,111	3,777
August 2011	999	3,612
September 2011	71	2,806
October 2011	315	2,896
November 2011	101	2,710
December 2011	1,100,055	2,504
January 2012	900,157	2,532
February 2012	398	2,909
March 2012	155	3,347

Total number of shares purchased and average price paid per share	2,007,907	2,521

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable

Item 16G. Corporate Governance

1.	Independent Directors: NASDAQ Listing Rule 5605(b)(1) by NASDAQ requires a majority of the Company’s board of directors to be comprised of independent directors, and 5605(b)(2) requires periodical executive sessions held by these independent directors.

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

In addition, pursuant to the regulations of the Japanese stock exchanges on which shares of Common Stock of the Company are listed, the Company is required to have at least one independent director and one independent statutory auditor, defined respectively as an outside director unlikely to have a conflict of interest with shareholders of the Company and an outside statutory auditor unlikely to have a conflict of interest with shareholders of the Company.

The outside director of the Company satisfies the requirements of an independent director and each of the outside statutory auditors of the Company satisfies the requirements of an independent statutory auditor under these regulations.

According to the guideline of the Tokyo Stock Exchange, if a person falls in any of the categories listed below, such person, in principle, will be considered as those who have conflict of interest with shareholders of the listed company.

(1)	A person who manages the business of (a) the parent company or (b) a fellow subsidiary of the listed company;
(2)	(a) A person for which the listed company is a major client or a person who manages the business of a person for which the listed company is a major client, or (b) a major client of the listed company or a person who manages the business of a major client of the listed company;
(3)	Consultant, accounting professional, or legal professional (if such consultant, accounting professional, or legal professional is a juridical person, a member of such juridical person) of the listed company who receives a large amount of money or other consideration other than remuneration for directorship/auditorship from such listed company;
(4)	A person who has fallen in either of (1) through (3) listed above until recently; or
(5)	A close relative of a person who falls in either of (a) through (c) listed below (only if such person is significant):
(a)	A person who falls in any of (1) through (4) listed above;
(b)	A person who manages the business of the listed company or its subsidiary (in case “outside” statutory auditor (as defined in the Companies Act) is designated as “independent statutory auditor”, including a non-executive director or accounting counselor (if such an accounting counselor is a juridical person, partners who perform duties of accounting counselor) of the listed company or its subsidiary); or
(c)	A person who has fallen in (b) above until recently.

2.	Compensation of Officers: NASDAQ Rule 5605(d)(1) requires that compensation of the chief executive officer or all other executive officers of the company must be determined, or recommended to the board for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors.

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

The Japanese Company Acts and the Company’s Articles of Incorporation provide, however, that the quorum for the election of directors and statutory auditors shall be one-third of the total number of voting rights of all the shareholders. The Japanese Company Law and the Company’s Articles of Incorporation also provide that in order to amend the Company’s Articles of Incorporation and in certain other significant transactions specified in the Japanese Company Law, the quorum shall be one-third of the total number of voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required.

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

Item 16H. Mine Safety Disclosure

None.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

1.1	Articles of Incorporation, as amended and effective as of June 25, 2009 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on July 9, 2009.

1.2	Regulations of Board of Directors, as amended and effective as of June 25, 2009 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on July 9, 2009.

1.3	The Share Handling Regulations, as amended and effective as of April 1, 2012 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 29, 2012.

1.4	Regulations of Board of Statutory Auditors effective as of July 7, 2006 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

12.1	302 Certification of Chief Executive Officer, President and Representative Director

12.2	302 Certification of Chief Financial Officer, Director and General Manager of Administration Headquarters

13.1	906 Certification of Chief Executive Officer and Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAKITA CORPORATION

By:	/s/ Masahiko Goto
Name:	Masahiko Goto
Title:	President and Representative Director,
Chief Executive Officer

Date: June 29, 2012

Makita Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Makita Corporation:

We have audited the accompanying consolidated balance sheets of Makita Corporation (a Japanese corporation) and subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule of valuation and qualifying accounts and reserves for the years ended March 31, 2010, 2011 and 2012. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and subsidiaries as of March 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2012 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expresses in yen, have been translated into dollars on the basis set forth in Note 4 in the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Makita Corporation’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2012 expressed an unqualified opinion on the effectiveness of Makita Corporation’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 29, 2012

MAKITA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2011 AND 2012

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥51,833	¥44,812	$546,488
Time deposits	15,719	13,504	164,683
Short-term investments	33,555	25,125	306,402
Trade receivables- Notes	1,914	1,769	21,573
- Accounts	46,785	48,445	590,793
Less- Allowance for doubtful receivables	(935)	(753)	(9,183)
Inventories	110,595	129,571	1,580,134
Deferred income taxes	6,039	5,898	71,927
Prepaid expenses and other current assets	9,990	8,392	102,342

Total current assets	275,495	276,763	3,375,159

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land	20,065	20,498	249,976
Building and improvements	72,201	73,332	894,293
Machinery and equipment	73,195	75,460	920,243
Construction in progress	1,369	6,594	80,415

Sub total	166,830	175,884	2,144,927
Less- Accumulated depreciation and amortization	(94,792)	(98,146)	(1,196,903)

Total net property, plant and equipment	72,038	77,738	948,024

INVESTMENTS AND OTHER ASSETS:
Investments	17,069	19,154	233,585
Goodwill	721	721	8,793
Other intangible assets, net	4,595	4,515	55,061
Deferred income taxes	1,403	853	10,402
Other assets	1,186	3,512	42,830

Total investments and other assets	24,974	28,755	350,671

Total assets	¥372,507	¥383,256	$4,673,854

The accompanying notes are an integral part of these consolidated financial statements.

MAKITA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, CONTINUED

AS OF MARCH 31, 2011 AND 2012

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥868	¥2,351	$28,671
Trade notes and accounts payable	25,691	21,822	266,122
Other payables	4,386	4,313	52,598
Accrued expenses	6,125	6,314	77,000
Accrued payroll	7,543	7,803	95,159
Income taxes payable	4,317	5,293	64,549
Deferred income taxes	112	125	1,524
Other liabilities	7,183	5,697	69,475

Total current liabilities	56,225	53,718	655,098

LONG-TERM LIABILITIES:
Long-term indebtedness	19	12	146
Accrued retirement and termination benefits	3,128	3,027	36,915
Deferred income taxes	746	130	1,585
Other liabilities	2,711	2,591	31,597

Total long-term liabilities	6,604	5,760	70,243

Total liabilities	62,829	59,478	725,341

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)	-	-	-
EQUITY
MAKITA CORPORATION SHAREHOLDERS’ EQUITY:
Common stock, authorized - 496,000,000 shares
Issued and outstanding- 140,008,760 and 137,757,699 shares, respectively in 2011
Issued and outstanding- 140,008,760 and 135,750,518 shares, respectively in 2012	23,805	23,805	290,305
Additional paid-in capital	45,420	45,421	553,915
Legal reserve	5,669	5,669	69,134
Retained earnings	293,532	316,937	3,865,085
Accumulated other comprehensive loss	(54,824)	(59,066)	(720,317)
Treasury stock, at cost – 2,251,061 shares in 2011
– 4,258,242 shares in 2012	(6,453)	(11,513)	(140,402)

Total Makita Corporation shareholders’ equity	307,149	321,253	3,917,720

NONCONTROLLING INTEREST	2,529	2,525	30,793

Total equity	309,678	323,778	3,948,513

Total liabilities and equity	¥372,507	¥383,256	$4,673,854

The accompanying notes are an integral part of these consolidated financial statements.

MAKITA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2010, 2011 AND 2012

	Yen in millions			U.S. Dollars in thousands
	2010	2011	2012	2012
NET SALES	¥245,823	¥272,630	¥295,711	$3,606,232
Cost of sales	149,938	167,851	180,541	2,201,720

GROSS PROFIT	95,885	104,779	115,170	1,404,512
Selling, general, administrative and others, net	65,495	62,870	66,654	812,853

OPERATING INCOME	30,390	41,909	48,516	591,659

OTHER INCOME (EXPENSE):
Interest and dividend income	881	1,313	1,491	18,183
Interest expense	(71)	(33)	(242)	(2,951)
Exchange gains (losses) on foreign currency transactions, net	2,044	(591)	(2,150)	(26,220)
Realized gains (losses) on securities, net	274	132	(652)	(7,951)

Total other income (expense), net	3,128	821	(1,553)	(18,939)

INCOME BEFORE INCOME TAXES	33,518	42,730	46,963	572,720

Provision for income taxes: Current	8,760	11,094	14,309	174,500
: Deferred	2,192	1,365	(135)	(1,646)

Total income tax expense	10,952	12,459	14,174	172,854

NET INCOME	22,566	30,271	32,789	399,866
Less-Net income attributable to the non-controlling interest	(308)	(366)	(292)	(3,561)

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	¥22,258	¥29,905	¥32,497	$396,305

	Yen			U.S. Dollars
	2010	2011	2012	2012
PER SHARE OF COMMON STOCK AND ADS:
Earnings per share: Basic	¥161.6	¥217.1	¥236.8	$2.89
Cash dividends per share paid for the year	65.0	52.0	66.0	0.80

The accompanying notes are an integral part of these consolidated financial statements.

MAKITA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2010, 2011 AND 2012

	Makita Corporation shareholders’ equity								Comprehensive income
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total
	Yen (millions)
Balance as of April 1, 2009	23,805	45,420	5,669	257,487	(42,461)	(6,435)	2,261	285,746
Purchases of treasury stock						(10)		(10)
Cash dividends				(8,955)			(197)	(9,152)
Capital transactions and other							181	181
Comprehensive income (loss)
Net income				22,258			308	22,566	22,258	308	22,566
Foreign currency translation adjustment					(2,931)		(87)	(3,018)	(2,931)	(87)	(3,018)
Unrealized holding gains on available-for-sale securities					2,430			2,430	2,430		2,430
Pension liability adjustment					930			930	930		930
Total comprehensive income									22,687	221	22,908

Balance as of March 31, 2010	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673
Purchases of treasury stock						(8)		(8)
Cash dividends				(7,163)			(136)	(7,299)
Comprehensive income (loss)
Net income				29,905			366	30,271	29,905	366	30,271
Foreign currency translation adjustment					(11,549)		(167)	(11,716)	(11,549)	(167)	(11,716)
Unrealized holding losses on available-for-sale securities					(838)			(838)	(838)		(838)
Pension liability adjustment					(405)			(405)	(405)		(405)
Total comprehensive income									17,113	199	17,312

Balance as of March 31, 2011	23,805	45,420	5,669	293,532	(54,824)	(6,453)	2,529	309,678
Purchases and disposal of treasury stock, net		1				(5,060)		(5,059)
Cash dividends				(9,092)			(150)	(9,242)
Comprehensive income (loss)
Net income				32,497			292	32,789	32,497	292	32,789
Foreign currency translation adjustment					(4,806)		(146)	(4,952)	(4,806)	(146)	(4,952)
Unrealized holding gains on available-for-sale securities					487			487	487		487
Pension liability adjustment					77			77	77		77
Total Comprehensive income									28,255	146	28,401

Balance as of March 31, 2012	23,805	45,421	5,669	316,937	(59,066)	(11,513)	2,525	323,778

Balance as of March 31, 2012 – US$ in thousands	290,305	553,915	69,134	3,865,085	(720,317)	(140,402)	30,793	3,948,513	344,573	1,781	346,354

The accompanying notes are an integral part of these consolidated financial statements.

MAKITA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2010, 2011 AND 2012

	Yen in millions			U.S. Dollars in thousands
	2010	2011	2012	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥22,566	¥30,271	¥32,789	$399,866
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	8,308	7,557	7,237	88,256
Deferred income tax expense (benefit)	2,192	1,365	(135)	(1,646)
Realized (gains) losses on securities, net	(274)	(132)	652	7,951
Losses (gains) on disposal or sales of property, plant and equipment, net	284	(219)	(179)	(2,183)
Bad debt expense	152	223	131	1,597
Inventory write-downs	195	709	1,962	23,927
Impairment of goodwill and long-lived assets	1,605	262	214	2,610
Changes in assets and liabilities-
Trade receivables	(181)	(5,249)	(3,430)	(41,829)
Inventories	20,543	(28,008)	(25,110)	(306,220)
Trade notes and accounts payable and accrued expenses	3,013	10,264	(3,554)	(43,342)
Income taxes payable	1,480	2,429	741	9,037
Accrued retirement and termination benefits	(1,615)	(1,167)	(1,235)	(15,061)
Other, net	(1,142)	1,312	(1,461)	(17,817)

Net cash provided by operating activities	57,126	19,617	8,622	105,146

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, including interest capitalized	(10,837)	(9,742)	(13,481)	(164,402)
Purchases of available-for-sale securities	(4,996)	(2,677)	(1,473)	(17,963)
Purchases of held-to-maturity securities	(1,522)	(2,870)	(6,099)	(74,378)
Proceeds from sales of available-for-sale securities	1,967	1,156	13,507	164,719
Proceeds from maturities of available-for-sale securities	500	500	71	866
Proceeds from maturities of held-to-maturity securities	350	800	300	3,658
Proceeds from sales of property, plant and equipment	299	756	709	8,646
(Increase) decrease in time deposits, net	(3,375)	(7,274)	1,935	23,598
Other, net	(54)	17	31	378

Net cash used in investing activities	(17,668)	(19,334)	(4,500)	(54,878)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in short-term borrowings, net	(7)	226	1,610	19,634
Purchase of treasury stock, net	(10)	(8)	(5,059)	(61,695)
Cash dividends paid	(8,955)	(7,163)	(9,092)	(110,878)
Other, net	(142)	(410)	(166)	(2,024)

Net cash used in financing activities	(9,114)	(7,355)	(12,707)	(154,963)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2,269)	(3,385)	1,564	19,073
NET CHANGE IN CASH AND CASH EQUIVALENTS	28,075	(10,457)	(7,021)	(85,622)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	34,215	62,290	51,833	632,110

CASH AND CASH EQUIVALENTS, END OF YEAR	¥62,290	¥51,833	¥44,812	$546,488

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest, net of amount capitalized	¥58	¥49	¥198	$2,415
Cash paid during the year for income taxes	7,280	8,665	13,568	165,463

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

82.0% of consolidated net sales for the year ended March 31, 2012 were generated from customers outside Japan, with 41.7% from Europe, 12.7% from North America, 8.8% from Asia and 18.8% from other areas.

Makita’s manufacturing and assembly operations are conducted primarily at two plants in Japan and seven plants overseas, located in the United States, Germany, the United Kingdom, Brazil, China (two plants) and Romania.

In 2011, the Company established Makita Manufacturing (Thailand) Co, Ltd. The production is scheduled to start in FY 2013.

The March 11, 2011 earthquake and resulting tsunami caused no significant disruption to Makita’s business and no significant damage to the Makita’s owned facilities and assets. Damage losses, which were charged to cost and expenses, for the year ended March 31, 2011 approximated ¥ 6 million. The most significant cost incurred as a result of the event pertains to cash donation totaling ¥ 50 million made by Makita to certain organization to assist it with restoration and repair activities in the affected areas. No significant costs and expenses related to the March 11, 2011 earthquake and tsunami were incurred for the year ended March 31, 2012.

As described above, 41.7% of consolidated net sales for the year ended March 31, 2012 were generated from European customers. Although the effect of the European sovereign debt crisis was limited in FY2012, if the European sovereign debt crisis prolongs, it is reasonably possible that it could have further adverse effects in the near term on the level of new housing construction, demand for household renovations, public investment and private investments due to the tightening of credit because of fears of failure of financial institutions or further decrease in public spending because of the austerity budget, resulting in possible decrease in its operating results. Makita cannot predict whether, when, or the manner in which the economic conditions will change.

2. BASIS OF PRESENTING FINANCIAL STATEMENTS

The accompanying consolidated financial statements are presented in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

3. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, and all of its majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. Makita did not have any consolidated variable interest entities for any of the periods presented herein.

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

A decline in fair value of any equity securities below the carrying amount that is deemed to be other-than-temporary results in a write-down of the carrying amount to the fair value as a new cost basis and the amount of the write-down is included in earnings.

For debt securities for which the declines are deemed to be other-than-temporary and there is no intent to sell, impairments are separated into the amount related to credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (loss). For debt securities for which the declines are deemed to be other-than-temporary and there is an intent to sell, impairments in their entirely are recognized in earnings.

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

Depreciation and amortization expense for the years ended March 31, 2010, 2011 and 2012 amounted to ¥ 7,756 million, ¥ 6,910 million and ¥ 6,534 million ($79,683 thousand), respectively, which included amortization of capitalized lease equipment.

Certain leased buildings, improvements, machinery and equipment are accounted for as capital leases. The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2011 and 2012, was as follows:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
Aggregate cost	¥238	¥188	$2,293
Accumulated amortization	187	159	1,939

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

Makita performs its annual impairment review of goodwill every December 31, and when a triggering event occurs between annual impairment dates.

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

Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. Subsequent changes in the funded status are recognized as a component of accumulated other comprehensive income (loss).

(o) Earnings per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average common shares outstanding during each year.

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

Makita has identified the following areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are accounting for sales incentives, volume-based rebates and cooperative advertising, determination of an allowance for doubtful receivables, impairment of long-lived assets, realizability of deferred income tax assets, the determination of unrealized losses on securities for which the decline in market value is considered to be other than temporary, the actuarial assumptions on retirement and termination benefit plans and valuation of inventories.

(s) Revenue Recognition

Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertising and cash discounts, and are accounted for in accordance with ASC 605-50 “Customer’s Payments and Incentives.”

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

(t) New Accounting Standards Adopted

Effective January 1, 2012, Makita adopted the provisions of ASU2011-04 (Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs). This amendment is intended to result in a consistent definition of fair value and common requirements for measuring fair value and for disclosures about fair value between U.S. GAAP and IFRSs. Consequently, this Amendment changes some fair value measurement principles and enhances the disclosure requirements. The adoption of ASU2011-04 did not have a material impact on our consolidated results of operation and financial conditions.

(u) New Accounting Standards Not yet Adopted

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for public companies. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05.

The updated guidance will result in a change in the presentation of Makita’s consolidated financial statements beginning in the first quarter of FY 2013. Management has not yet decided which method of presentation will be used when Makita adopts this ASU.

4. TRANSLATION OF FINANCIAL STATEMENTS

Solely for the convenience of readers, the accompanying consolidated financial statement amounts as of and for the year ended March 31, 2012, are also presented in U.S. dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥ 82 to US $ 1 at March 31, 2012. This translation should not be construed as a representation that the amounts shown could be or could have been converted into U.S. dollars at the rate indicated.

5. INVENTORIES

Inventories as of March 31, 2011 and 2012 comprised the following:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
Finished goods	¥91,059	¥108,875	$1,327,744
Work in process	2,551	2,266	27,634
Raw materials	16,985	18,430	224,756

Total	¥110,595	¥129,571	$1,580,134

Inventory write-downs, which are charged to cost of sales, amounted to ¥ 195 million, ¥ 709 million, and ¥ 1,962 million ($ 23,927 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively. Inventory write-downs for the year ended March 31, 2011 include ¥ 3 million ($ 36 thousand) of damaged inventory caused by the March 11, 2011 earthquake and resulting tsunami in Japan.

6. IMPAIRMENT OF LONG-LIVED ASSETS

Makita recognized an impairment loss of ¥ 354 million for the year ended March 31, 2010 on long-lived assets related to the gardening tools asset group within the Japan operating segment.

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

Makita recognized an impairment loss of ¥ 262 million for the year ended March 31, 2011 on certain unused assets of machinery and equipments related to the gardening tools asset group within the Europe operating segment. The impairment losses were included in selling, general, administrative and others, net in the consolidated statements of income. The carrying value of those assets was reduced to zero on the basis that Makita anticipated no future use from those assets.

Management determined that no impairment of long-lived assets occurred as a result of the March 11, 2011 earthquake and resulting tsunami in Japan.

Makita recognized an impairment loss of ¥ 214 million ($2,610 thousand) for the year ended March 31, 2012 on long-lived assets related to the gardening tools asset group within the Japan operating segment.

Management assessed that the impairment losses mainly consisted of the decrease in the fair value of the land for the plant, which was triggered by the continued unfavorable operating results of that asset group.

The impairment losses were included in selling, general, administrative and others, net in the consolidated statements of income. The management estimated the fair value of the land for the plant by the market approach method and that of the other long-lived assets by the cost approach method and the income approach method with the assistance of an independent third party appraiser.

7. SHORT-TERM INVESTMENTS AND INVESTMENTS

Short-term investments and investments consisted of available-for-sale securities and held-to-maturity securities and non-marketable equity securities (carried at cost).

The cost, gross unrealized holding gains and losses, fair value and carrying amount for such securities by major security type as of March 31, 2011 and 2012, were as follows:

	Yen in millions
As of March 31, 2011	Cost	Gains	Losses	Fair value	Carrying amount
Short-term investments:
Available-for-sale:
Corporate debt securities	¥588	¥3	¥-	¥591	¥591
Investments in trusts	4,990	260	55	5,195	5,195
MMF and FFF	26,720	-	-	26,720	26,720
Marketable equity securities	671	277	-	948	948

Sub total	32,969	540	55	33,454	33,454
Held-to-maturity:
Corporate debt securities	101	-	-	101	101

Total Short-term investments	33,070	540	55	33,555	33,555

Investments:
Available-for-sale:
Marketable equity securities	7,486	4,552	238	11,800	11,800
Held-to-maturity:
Corporate debt securities	3,964	1	43	3,922	3,964
Government debt securities	200	1	-	201	200
Public debt securities (except Government debt securities)	706	1	-	707	706

Sub total	4,870	3	43	4,830	4,870

Total Investments	¥12,356	¥4,555	¥281	¥16,630	¥16,670

In addition to above investments, non-marketable equity securities (carried at cost) amounted to ¥ 399 million.

	Yen in millions
As of March 31, 2012	Cost	Gains	Losses	Fair value	Carrying amount
Short-term investments:
Available-for-sale:
Corporate debt securities	¥589	¥2	¥-	¥591	¥591
Investments in trusts	6,074	451	13	6,512	6,512
MMF and FFF	13,336	-	-	13,336	13,336
Marketable equity securities	606	262	-	868	868

Sub total	20,605	715	13	21,307	21,307
Held-to-maturity:
Corporate debt securities	3,517	1	3	3,515	3,517
Public debt securities (except Government debt securities)	301	-	1	300	301
Sub total	3,818	1	4	3,815	3,818

Total Short-term investments	24,423	716	17	25,122	25,125

Investments:
Available-for-sale:
Marketable equity securities	7,173	4,704	-	11,877	11,877
Held-to-maturity:
Corporate debt securities	6,086	10	18	6,078	6,086
Government debt securities	200	1	-	201	200
Public debt securities (except Government debt securities)	604	4	-	608	604

Sub total	6,890	15	18	6,887	6,890

Total Investments	¥14,063	¥4,719	¥18	¥18,764	¥18,767

In addition to above investments, non-marketable equity securities (carried at cost) amounted to ¥ 387 million .

	U.S. Dollars in thousands
As of March 31, 2012	Cost	Gains	Losses	Fair value	Carrying amount
Short-term investments:
Available-for-sale:
Corporate debt securities	$7,183	$24	$-	$7,207	$7,207
Investments in trusts	74,073	5,500	158	79,415	79,415
MMF and FFF	162,634	-	-	162,634	162,634
Marketable equity securities	7,390	3,195	-	10,585	10,585

Sub total	251,280	8,719	158	259,841	259,841
Held-to-maturity:
Corporate debt securities	42,890	12	37	42,865	42,890
Public debt securities (except Government debt securities)	3,671	-	12	3,659	3,671
Sub total	46,561	12	49	46,524	46,561

Total Short-term investments	297,841	8,731	207	306,365	306,402

Investments:
Available-for-sale:
Marketable equity securities	87,476	57,365	-	144,841	144,841
Held-to-maturity:
Corporate debt securities	74,220	122	220	74,122	74,220
Government debt securities	2,439	12	-	2,451	2,439
Public debt securities (except Government debt securities)	7,366	49	-	7,415	7,366

Sub total	84,025	183	220	83,988	84,025

Total Investments	$171,501	$57,548	$220	$228,829	$228,866

In addition to above investments, non-marketable equity securities (carried at cost) amounted to $ 4,719 thousand.

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by the fund managers of the trust banks. As of March 31, 2011 and 2012, each fund mainly consisted of marketable equity securities and interest-bearing bonds.

Investments to non-marketable equity securities are accounted for under cost method. Investments with an aggregate cost of ¥399 million and ¥387 million ($4,719 thousand) were not evaluated for impairment at March 31, 2011 and 2012, respectively, because Makita did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

The following table shows the gross unrealized holding losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2011 and 2012.

The gross unrealized loss position of available-for-sale securities has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. Makita has not held unrealized losses for twelve months or more at March 31, 2011 and 2012 with respect to available-for-sale securities.

The securities that are held to maturity each have a strong credit rating and Makita has both the intent and ability to hold such investments to maturity; therefore, Makita believes that it will not realize any losses on the held-to-maturity securities.

	Yen in millions
	Less than 12 months		12 months or more
As of March 31, 2011	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Short-term investments:
Available-for-sale:
Investment in trusts	¥1,669	¥55	¥-	¥-
Held-to-maturity:
Corporate debt securities	101	-	-	-
Investments:
Available-for-sale:
Marketable equity securities	2,237	238	-	-
Held-to-maturity:
Corporate debt securities	2,442	6	563	37
Public debt securities (except Government debt securities)	303	-	-	-

	Yen in millions
	Less than 12 months		12 months or more
As of March 31, 2012	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Short-term investments:
Available-for-sale:
Corporate debt securities	¥490	¥-	¥-	¥-
Investment in trusts	341	13	-	-
Held-to-maturity:
Corporate debt securities	1,704	3	100	-
Public debt securities (except Government debt securities)	199	1	-	-
Investments:
Held-to-maturity:
Corporate debt securities	2,127	7	588	11

	U.S. Dollars in thousands
	Less than 12 months		12 months or more
As of March 31, 2012	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Short-term investments:
Available-for-sale:
Corporate debt securities	$5,976	$-	$-	$-
Investment in trusts	4,159	158	-	-
Held-to-maturity:
Corporate debt securities	20,780	37	1,220	-
Public debt securities (except Government debt securities)	2,427	12	-	-

Investments:
Held-to-maturity:
Corporate debt securities	25,939	86	7,171	134

Maturities of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2012, regardless of their balance sheet classification, were as follows:

Maturities of debt securities based on Cost as of March 31, 2012

	Yen in millions
	Available -for-sale	Held-to -maturity	Total
Due within one year	¥-	¥3,818	¥3,818
Due after one to five year	589	6,290	6,879
Due after five to ten year	-	600	600
Due after ten year	-	-	-

Total	¥589	¥10,708	¥11,297

Maturities of debt securities based on fair value as of March 31, 2012

	Yen in millions
	Available -for-sale	Held-to -maturity	Total
Due within one year	¥-	¥3,815	¥3,815
Due after one to five year	591	6,298	6,889
Due after five to ten year	-	589	589
Due after ten year	-	-	-

Total	¥591	¥10,702	¥11,293

Gross realized gains on sales of short-term investments and investments for the years ended March 31, 2010, 2011 and 2012 amounted to ¥ 502 million and ¥ 331 million and ¥ 14 million ($ 171 thousand), respectively.

Gross realized losses, which included the gross realized losses considered as other than temporary, during the years ended March 31, 2010, 2011 and 2012 amounted to ¥ 228 million, ¥ 199 million and ¥ 666 million ($ 8,122 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on short-term investments and investments of which declines in market value are considered to be other than temporary were charged to earnings as realized losses on securities, amounting to ¥ 228 million, ¥ 199 million and ¥ 666 million ($ 8,122 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively.

Proceeds from the sales and maturities of available-for-sale securities were ¥ 2,467 million, ¥ 1,656 million and ¥ 13,578 million ($ 165,585 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively. Proceeds from maturities of the held-to-maturity securities were ¥ 350 million, ¥ 800 million and ¥ 300 million ($ 3,658 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Intangible assets developed or acquired during the year ended March 31, 2012 totaled ¥ 698 million ($ 8,512 thousand), which are subject to amortization and primarily consist of software. The weighted average amortization period for software, other and total is approximately 5 years, 4 years and 5 years, respectively.

The components of intangible assets subject to amortization at March 31, 2011 and 2012 were as follows:

	Yen in millions				U.S. Dollars in thousands
	2011		2012		2012
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Intellectual property rights	¥2,879	¥368	¥2,879	¥579	$35,110	$7,061
Software	3,040	2,044	3,400	2,251	41,463	27,451
Other	1,403	412	1,487	477	18,134	5,817

Total	¥7,322	¥2,824	¥7,766	¥3,307	$94,707	$40,329

Aggregate amortization expense for the years ended March 31, 2010, 2011 and 2012 was ¥ 552 million, ¥ 647 million and ¥ 703 million ($ 8,573 thousand), respectively. Estimated amortization expense for intangible assets currently held for the next five years ending March 31 is ¥ 641 million in 2013, ¥ 581 million in 2014, ¥ 509 million in 2015, ¥ 480 million in 2016, and ¥ 305 million in 2017.

Intangible assets not subject to amortization at March 31, 2011 and 2012 were as follows:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
Gross carrying amount	¥97	¥56	$683

The changes in the carrying amount of goodwill at March 31, 2011 and 2012 were as follows:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
Beginning balance	¥721	¥721	$8,793
Impairment	-	-	-
Other	-	-	-

Ending balance	¥721	¥721	$8,793

The above goodwill was included in the Japan operating segment.

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

9. INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2010, 2011 and 2012 were as follows:

	Yen in millions			U.S. Dollars in thousands
	2010	2011	2012	2012
Income before income taxes:
Domestic	¥3,301	¥9,963	¥14,489	$176,695
Foreign	30,217	32,767	32,474	396,025

Total	33,518	42,730	46,963	572,720
Provision for income taxes:
Current - Domestic	1,647	2,369	4,920	60,000
- Foreign	7,113	8,725	9,389	114,500

Sub total	8,760	11,094	14,309	174,500
Deferred - Domestic	1,838	542	193	2,354
- Foreign	354	823	(328)	(4,000)

Sub total	2,192	1,365	(135)	(1,646)

Total provision for income taxes	¥10,952	¥12,459	¥14,174	$172,854

Total income taxes were allocated as follows:

	Yen in millions			U.S. Dollars in thousands
	2010	2011	2012	2012
Net income	¥10,952	¥12,459	¥14,174	$172,854
Other comprehensive income (loss):
Foreign currency translation adjustment	5	(21)	(49)	(597)
Unrealized holding gains (losses) on available-for-sale securities	1,639	(566)	120	1,463
Pension liability adjustment	673	(288)	62	756

Total income taxes	¥13,269	¥11,584	¥14,307	$174,476

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 7.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.3% for the years ended March 31, 2010, 2011 and 2012.

Amendments to the Japanese tax regulations were enacted into law on November 30, 2011. As a result of these amendments, the statutory income tax rate will be reduced from approximately 40.3% to 37.7% effective from the year beginning April 1, 2012, and to approximately 35.4% effective from the year beginning April 1, 2015 thereafter. Consequently, the statutory income tax rate utilized for deferred tax assets and liabilities expected to be settled or realized in the period from April 1, 2012 to March 31, 2015 is approximately 37.7% and for periods beginning April 1, 2015 the rate is approximately 35.4%. The adjustments of deferred tax assets and liabilities for this change in the tax rate amounted to ¥507 million and have been charged to income tax expense in the consolidated statement of income for the year ended March 31, 2012.

A reconciliation of the combined statutory income tax rates to the effective income tax rates was as follows:

	Year ended March, 31
	2010	2011	2012
Combined statutory income tax rate in Japan	40.3%	40.3%	40.3%
Non-deductible expenses	0.7	0.5	0.7
Non-taxable dividends received	(0.1)	(0.1)	(0.1)
Change in valuation allowance	5.0	(0.9)	(2.2)
Tax sparing impact	(0.7)	(0.9)	(1.0)
Effect of the foreign tax rate differential	(14.2)	(11.5)	(9.5)
Other, net	1.7	1.8	2.0

Effective income tax rate	32.7%	29.2%	30.2%

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

For the year ended March 31, 2011, an effect of the foreign tax rate differential of ¥ 4,904 million was recorded, which was attributable to proportionately higher profits in the Company and domestic subsidiaries compared to those in the overseas subsidiaries. Due mainly to this effect, the effective tax rate for the year ended March 31, 2011 was 29.2%, a decrease of 11.1% as compared with the statutory income tax rate of 40.3%.

For the year ended March 31, 2012, an effect of the foreign tax rate differential of ¥ 4,460 million ($54,390 thousand) was recorded, which was attributable to proportionately higher profits in the Company and domestic subsidiaries compared to those in the overseas subsidiaries. Due mainly to this effect, the effective tax rate for the year ended March 31, 2012 was 30.2%, a decrease of 10.1% as compared with the statutory income tax rate of 40.3%. The decrease of the valuation allowance for deferred income tax assets mainly related to change in the assessment of the ability to realize the deferred tax assets of a certain wholly owned subsidiary since the merger of the subsidiary in to the Company was deemed prudent during the year ended March 31, 2012.

According to the provisions of the tax treaties which have been concluded between Japan and 7 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 7 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction were provided. The Company applied such “tax sparing” mainly to China with the indicated tax reduction effect. The effect of the “tax sparing” resulted in a decrease of tax expense by ¥232 million or 0.7% and ¥367 million or 0.9% and ¥482 million ($5,878 thousand) or 1.0% for the years ended March 31, 2001, 2011 and 2012, respectively.

The significant components of deferred income tax expense attributable to income before income taxes for the years ended March 31, 2010, 2011 and 2012 were as follows:

	Yen in millions			U.S. Dollars in thousands
	2010	2011	2012	2012
Deferred tax expense (benefit) (exclusive of the effects of other components below)	¥1,172	¥1,499	¥766	$9,342
Increase (decrease) in beginning-of-the-year balance of the valuation allowance for deferred tax assets	1,020	(134)	(901)	(10,988)

	¥2,192	¥1,365	¥(135)	$(1,646)

Significant components of deferred income tax assets and liabilities as of March 31, 2011 and 2012 were as follows:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
Deferred income tax assets:
Marketable securities and investment securities	¥2,407	¥2,417	$29,476
Accrued retirement and termination benefits	1,151	724	8,829
Accrued expenses	929	888	10,829
Inventories	1,584	1,755	21,402
Property, plant and equipment	1,898	1,682	20,512
Accrued payroll	1,642	1,731	21,110
Net operating loss carryforwards	742	666	8,122
Other	1,631	1,052	12,830

Total gross deferred income tax assets	11,984	10,915	133,110
Valuation allowance	(1,640)	(557)	(6,793)

Sub total	¥10,344	¥10,358	$126,317
Deferred income tax liabilities:
Undistributed earnings of overseas subsidiaries	¥(371)	¥(364)	$(4,439)
Accrued retirement and termination benefits	-	(321)	(3,915)
Unrealized gain on available-for-sale securities	(1,935)	(2,012)	(24,537)
Property, plant and equipment	(1,445)	(1,163)	(14,183)
Other	(9)	(2)	(23)

Total gross deferred income tax liabilities	(3,760)	(3,862)	(47,097)

Net deferred income tax assets	¥6,584	¥6,496	$79,220

Net deferred income taxes are recorded in the consolidated balance sheets as follows:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
Deferred income taxes:
Current assets	¥6,039	¥5,898	$71,927
Investments and other assets	1,403	853	10,402
Current liabilities	(112)	(125)	(1,524)
Long-term liabilities	(746)	(130)	(1,585)

Total	¥6,584	¥6,496	$79,220

In assessing the realizability of deferred income tax assets, Makita considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss carryforwards are utilizable. Makita considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, Makita believes it is more likely than not that the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance, will be realized. The actual amount of the deferred income tax assets realizable, however, would be reduced if estimates of future taxable income during the carryforward period are not achieved. Makita has recorded a valuation allowance of ¥ 557 million ($ 6,793 thousand) as of March 31, 2012 against certain deferred income tax assets primarily associated with net operating loss carryforwards.

As of March 31, 2012, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥ 3,180 million ($ 38,780 thousand) which are available to offset future taxable income, if any. The net operating losses will expire as follows:

	Yen in millions	U.S. Dollars in thousands
Within 5 years	¥150	$1,829
6 to 20 years	1,961	23,915
Indefinite	1,069	13,036

Total	¥3,180	$38,780

As of March 31, 2012, Makita had foreign tax credit carryforwards for income tax purposes of ¥ 143 million ($ 1,744 thousand) which are available to reduce future income taxes payable, if any. The foreign tax credit carryforwards will expire within 1 year.

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiaries can be recovered tax free.

Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries in the total amount of ¥ 169,470 million ($ 2,066,707 thousand) as of March 31, 2012 because Makita considers these earnings to be indefinitely reinvested, and the calculation of the unrecognized deferred tax liabilities is not practicable.

The unrecognized tax benefits and for the years ended March 31, 2010, 2011 and 2012 were neither material nor expected to significantly increase or decrease within 12 months period subsequent to March 31, 2012. Makita classifies penalties and interest related to unrecognized tax benefits, if any, in provision for income taxes, and the total amounts of penalties and interest related to unrecognized tax benefits recorded were not material for the years ended March 31, 2010, 2011 and 2012. Makita conducts business globally and, as a result, the Company and its subsidiaries file income tax returns in various jurisdictions all over the world. The Company will no longer be subject to income tax examinations for the periods prior to the fiscal year ended March 31, 2009, and one of the Company’s major subsidiaries in the United States remains subject to income tax examinations for the periods beginning in the year ended March 31, 2009.

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

The net periodic pension costs of the defined benefit plans for the years ended March 31, 2010, 2011 and 2012 consisted of the following components:

	Yen in millions			U.S. Dollars in thousands
	2010	2011	2012	2012
Service cost-benefit earned during the year	¥1,282	¥1,342	¥1,345	$16,402
Interest cost on projected benefit obligation	902	864	833	10,159
Expected return on plan assets	(1,114)	(883)	(964)	(11,756)
Amortization of prior service cost	(208)	(208)	(221)	(2,695)
Recognized actuarial loss	180	291	441	5,378

Net periodic pension costs	¥1,042	¥1,406	¥1,434	$17,488

Net actuarial loss and amortization of prior service cost which will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are as follows:

	Yen in millions	U.S. Dollars in thousands
	2013	2013
Net actuarial loss	¥575	$7,012
Amortization of prior service cost	(230)	(2,805)

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥37,898	¥37,987	$463,256
Service cost	1,342	1,345	16,402
Interest cost	864	833	10,159
Plan amendment	-	(10)	(122)
Actuarial loss (gain)	113	(26)	(317)
Benefits paid	(2,065)	(2,455)	(29,939)
Foreign exchange impact	(165)	(163)	(1,988)

Projected benefit obligation at end of year	37,987	37,511	457,451

Change in plan assets:
Fair value of plan assets at beginning of year	33,929	34,625	422,256
Actual return on plan assets	161	854	10,415
Employer contributions	2,427	2,420	29,512
Benefits paid	(1,876)	(2,220)	(27,073)
Foreign exchange impact	(16)	(25)	(305)

Fair value of plan assets at end of year	34,625	35,654	434,805

Underfunded status	¥(3,362)	¥(1,857)	$(22,646)

Amounts recognized in accumulated other comprehensive income consisted of:
Net actuarial loss	¥13,999	¥13,652	$166,488
Prior service cost	(1,935)	(1,728)	(21,073)

	¥12,064	¥11,924	$145,415

Amounts recognized in the consolidated balance sheet consisted of:
Current liabilities	¥(234)	¥(122)	$(1,487)
Non-current liabilities	(3,128)	(3,027)	(36,,915)
Other assets	-	1,292	15,756

	¥(3,362)	¥(1,857)	$(22,646)

Measurement date

The Company uses a March 31 measurement date for all of its plans.

The accumulated benefit obligation for all defined benefit plans was as follows:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
Accumulated benefit obligation	¥33,547	¥33,015	$402,622

Assumptions

The weighted-average assumptions used to determine benefit obligations at March 31, 2011 and 2012 were as follows:

	2011	2012
Discount rate	2.3%	2.1%
Assumed rate of increase in future compensation levels	2.8%	2.8%

The weighted-average assumptions used to determine net periodic pension cost for each of the years in the three-year period ended March 31, 2012, were as follows:

	2010	2011	2012
Discount rate	2.5%	2.3%	2.2%
Assumed rate of increase in future compensation levels	2.8%	2.8%	2.8%
Expected long-term rate of return on plan assets	2.9%	2.2%	2.6%

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

Plan Assets

The target allocations by asset class are as follows:

Asset Class:	Target Allocations
Equity securities	15%
Debt securities	41
Life insurance company general accounts	19
Short-term assets	2
Alternative investments	23

Total	100%

The overall objective of Makita’s pension assets is to earn a rate of return to satisfy the benefit obligations of the pension plans and to pay benefits. In order to meet this objective, Makita determines an optimal asset mix from a three-to-five year’s medium and long-term standpoint. To avoid a sharp decline in the future, Makita updates the asset mix as necessary based on risk monitoring. Makita has an acceptable divergence indicator of the asset mix, the proportion of the temporary asset allocations will be updated promptly when the divergence occurs.

Makita determined the mix of equity securities and debt securities after taking into consideration the expected long-term yield on pension assets. To decide whether changes in the basic portfolio are necessary, Makita examines the divergence between the expected long-term income and the actual income from the portfolio on an annual basis. Makita revises the portfolio when it is deemed necessary to reach the expected long-term yield. The plans’ equity securities include common stock of the Company in the amount of ¥ 9 million ($ 110 thousand) at March 31, 2012.

The fair values of Makita’s pension plan assets as of March 31, 2011 and 2012, by asset class, were as follows:

	Yen in millions
As of March 31, 2011	Total	Level 1	Level 2	Level 3
Equity securities:
Domestic
Securities	¥2,043	¥2,043	¥-	¥-
Securities (commingled funds)	1,611	-	1,611	-
Overseas
Securities	1,194	1,194	-	-
Securities (commingled funds)	4,263	-	4,263	-
Debt securities:
Domestic
Government bonds	531	-	531	-
Commingled funds	8,818	-	8,818	-
Overseas
Government bonds	971	-	971	-
Commingled funds	5,340	-	5,340	-
Life insurance company general accounts	5,246	-	5,246	-
Short-term assets	1,961	1,878	83	-
Alternative investments
Commingled funds	2,647	-	2,647	-

Total	¥34,625	¥5,115	¥29,510	¥-

	Yen in millions								U.S. Dollars in thousands
As of March 31, 2012	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Equity securities:	¥		¥		¥		¥		$		$		$		$
Domestic
Securities		2,106		2,106		-		-		25,683		25,683		-		-
Securities (commingled funds)		1,637		-		1,637		-		19,963		-		19,963		-
Overseas
Securities		1,296		1,296		-		-		15,805		15,805		-		-
Securities (commingled funds)		3,857		-		3,857		-		47,037		-		47,037		-
Debt securities:
Domestic
Government bonds		1,248		-		1,248		-		15,220		-		15,220		-
Commingled funds		7,209		-		7,209		-		87,915		-		87,915		-
Overseas
Government bonds		561		-		561		-		6,841		-		6,841		-
Commingled funds		6,145		-		6,145		-		74,939		-		74,939		-
Life insurance company general accounts		6,128		-		6,128		-		74,732		-		74,732		-
Short-term assets		2,668		2,607		61		-		32,536		31,792		744		-
Alternative investments
Commingled funds		2,799		-		2,279		520		34,134		-		27,793		6,341

Total		¥35,654		¥6,009		¥29,125		¥520		$434,805		$73,280		$355,184		$6,341

Domestic and overseas equity securities consist primarily of stocks that are listed on the securities exchanges. Debt securities consist primarily of domestic and overseas government and municipal bonds. Short-term assets consist primarily of bank deposits with a short term maturity.

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

The equity securities are selected primarily from stocks that are listed on securities exchanges. Makita has a good research and analysis on the business scope and growth potential of investment companies, and appropriately diversified investments by type of industry. Regarding to investments in overseas investment vehicles, Makita has investigated the political stability and the economic stability of the investment markets, the market characteristics such as settlement systems and the taxation systems. For each such investment, Makita has selected appropriate investment country and currency. For commingled funds, Makita selected those that have a defined investment objects and operating style to invest. Makita also has alternative investments on J-REIT, G-REIT, commodities, high-yield debt and hedge-fund (Market neutral and relative value), etc.

The following table summarizes the changes in Level 3 plan assets measured at fair value for the years ended March 31, 2011 and 2012:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
Balance at beginning of year	¥-	¥-	$-
Actual return on plan assets relating to assets held at year end	-	20	244
Purchases	-	500	6,097

Balance at end of year	-	520	6,341

Level 3 assets consist of hedge funds investment (relative value). They are valued using the net asset value as determined by the administrator of the fund.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
Projected benefit obligation	¥3,659	¥3,596	$43,854
Accumulated benefit obligation	3,627	3,526	43,000
Fair value of plan assets	432	447	5,451
Accumulated benefit obligation in excess of plan assets	3,195	3,079	37,549

Cash flows

Contributions:

Makita expects to contribute ¥ 2,482 million ($ 30,268 thousand) to its domestic and foreign defined benefit plans in the year ending March 31, 2013.

Estimated future benefit payments

At March 31, 2012, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

Year ending March 31,	Yen in millions
2013	¥2,004
2014	1,785
2015	1,779
2016	1,760
2017	1,389
2018-2022	9,375

Total	¥18,092

Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥ 188 million, ¥ 183 million and ¥ 185 million ($ 2,256 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively.

The Company has unfunded retirement allowance programs for the Directors and the Statutory Auditors. Under such programs, the aggregate amount set aside as retirement allowances for the Directors and the Statutory Auditors was ¥ 384 million and ¥ 384 million ($ 4,683 thousand) as of March 31, 2011 and 2012, respectively, which is included in other liabilities in the accompanying balance sheets. This Executive retirement and termination allowances program was abolished by the Annual General Meeting of Shareholders held in June 2006. The aggregate amount set aside will be paid to the Directors and the Statutory Auditors when they retire.

11. SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

As of March 31, 2011 and 2012, short-term borrowings consisted of the following:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
Bank borrowings	¥338	¥2,335	$28,476
Current maturities of long-term indebtedness	530	16	$195

Total	¥868	¥2,351	$28,671

Short-term borrowings, excluding current maturities of long-term indebtedness, consisted primarily of bank borrowings of overseas subsidiaries denominated in foreign currencies.

As of March 31, 2011 and 2012, the weighted average interest rate on short-term bank borrowings was 2.0% and 13.7%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for immediate short-term borrowings without restrictions amounting to ¥ 14,588 million and ¥ 15,280 million ($ 186,341 thousand) as of March 31, 2011 and 2012, respectively.

As of March 31, 2011 and 2012, long-term indebtedness consisted of the following:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
1.9% (weighted average rate) unsecured loans from banks, due 2012	¥500	¥-	$-
Capital lease obligations (see Note 3 (g))	49	28	341
Less- Current maturities included in short-term borrowings	(530)	(16)	(195)

Total	¥19	¥12	$146

There were no covenants or cross default provisions under the Makita’s financing arrangements. Furthermore, there were no subsidiary level dividend restrictions under the financing arrangements.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2012 are as summarized below:

Year ending March 31,	Yen in millions
2013	¥16
2014	7
2015	3
2016	1
2017	1
2018 and after	-

Total	¥28

12. SHAREHOLDERS’ EQUITY

The Companies Act of Japan provides that an amount equal to 10% of distributions from retained earnings paid by the Company should be appropriated as capital reserve or earned reserve (hereinafter called reserve). No further appropriations are required when the total amount of the reserve exceed 25% of capital stock.

After shareholders approval of the declaration of a cash dividend in the amount of ¥ 7,738 million ($ 94,366 thousand) at the annual meeting of shareholders held on June 26, 2012 based on a resolution of the Board of Directors, cash dividends will be paid to shareholders of record as of March 31, 2012. The declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2012.

The amount of retained earnings available for dividends distribution is recorded in the Company’s non-consolidated books and amounted to ¥ 131,316 million ($ 1,601 million) as of March 31, 2012.

13. OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive loss as of March 31, 2010, 2011 and 2012, were as follows:

	Yen in millions			U.S. Dollars in thousands
	2010	2011	2012	2012
Foreign currency translation adjustment:
Beginning balance	¥(35,561)	¥(38,492)	¥(50,041)	$(610,256)
Adjustments to for the year	(2,931)	(11,549)	(4,806)	(58,610)

Ending balance	(38,492)	(50,041)	(54,847)	(668,866)
Unrealized holding gains on available-for-sale securities:
Beginning balance	820	3,250	2,412	29,415
Adjustments to for the year	2,430	(838)	487	5,939

Ending balance	3,250	2,412	2,899	35,354
Pension liability adjustment:
Beginning balance	(7,720)	(6,790)	(7,195)	(87,744)
Adjustments to for the year	930	(405)	77	939

Ending balance	(6,790)	(7,195)	(7,118)	(86,805)
Total other accumulated comprehensive loss:
Beginning balance	(42,461)	(42,032)	(54,824)	(668,585)
Adjustments to for the year	429	(12,792)	(4,242)	(51,732)

Ending balance	¥(42,032)	¥(54,824)	¥(59,066)	$(720,317)

Tax effects allocated to each component of other comprehensive income (loss) were as follows:

	Yen in millions
	Pretax amount	Tax benefit (expense)	Net of tax amount
For the year ended March 31, 2010
Foreign currency translation adjustment	¥(2,926)	¥(5)	¥(2,931)
Unrealized holding gains on available-for-sale securities:
Unrealized holding gains arising during the year	4,343	(1,750)	2,593
Less-Reclassification adjustment for gains realized in net income	(274)	111	(163)

Net unrealized gains	4,069	(1,639)	2,430
Pension liability adjustment:
Unrealized gains arising during the year	1,622	(682)	940
Less-Reclassification adjustment for gains realized in net income	(19)	9	(10)

Net unrealized gains	1,603	(673)	930
Other comprehensive income	¥2,746	¥(2,317)	¥429

For the year ended March 31, 2011
Foreign currency translation adjustment	¥(11,570)	¥21	¥(11,549)
Unrealized holding gains on available-for-sale securities:
Unrealized holding losses arising during the year	(1,272)	513	(759)
Less-Reclassification adjustment for gains realized in net income	(132)	53	(79)

Net unrealized losses	(1,404)	566	(838)
Pension liability adjustment:
Unrealized losses arising during the year	(776)	321	(455)
Add-Reclassification adjustment for losses realized in net income	83	(33)	50

Net unrealized losses	(693)	288	(405)
Other comprehensive losses	¥(13,667)	¥875	¥(12,792)

For the year ended March 31, 2012
Foreign currency translation adjustment	¥(4,855)	¥49	¥(4,806)
Unrealized holding gains on available-for-sale securities:
Unrealized holding losses arising during the year	(45)	143	98
Add-Reclassification adjustment for losses realized in net income	652	(263)	389

Net unrealized gains	607	(120)	487
Pension liability adjustment:
Unrealized losses arising during the year	(81)	27	(54)
Add-Reclassification adjustment for losses realized in net income	220	(89)	131

Net unrealized gains	139	(62)	77
Other comprehensive losses	¥(4,109)	¥(133)	¥(4,242)

	U.S. Dollars in thousands
	Pretax amount	Tax benefit (expense)	Net of tax amount

For the year ended March 31, 2012
Foreign currency translation adjustment	$(59,207)	$597	$(58,610)
Unrealized holding gains on available-for-sale securities:
Unrealized holding losses arising during the year	(549)	1,744	1,195
Add-Reclassification adjustment for losses realized in net income	7,951	(3,207)	4,744

Net unrealized gains	7,402	(1,463)	5,939
Pension liability adjustment:
Unrealized losses arising during the year	(988)	329	(659)
Add-Reclassification adjustment for losses realized in net income	2,683	(1,085)	1,598

Net unrealized gains	1,695	(756)	939
Other comprehensive losses	$(50,110)	$(1,622)	$(51,732)

14. EARNINGS PER SHARE

Basic earnings per share computations were as follows. There were no diluted effects during the years ended March 31, 2010, 2011 and 2012.

	Yen in millions			U.S. Dollars in thousands
Numerator	2010	2011	2012	2012
Net income available to common share-holders- Basic	¥22,258	¥29,905	¥32,497	$396,305

Denominator	Number of shares
Weighted average common shares outstanding- Basic	137,762,051	137,759,272	137,244,683

	Yen			U.S. Dollars
Earnings per share: Basic	¥161.6	¥217.1	¥236.8	$2.89

15. COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2012, the Company was contingently liable as a guarantor for housing and education loans to employees in the amount of ¥ 3 million ($ 37 thousand). The Company will be required to satisfy the outstanding loan commitments of certain employees in the event those employees are not able to fulfill their repayment obligations. The fair value of the liabilities for the Company’s obligations under the guarantees described above as of March 31, 2012, was insignificant.

Makita’s purchase obligations, mainly for raw materials, were ¥ 7,973million ($ 97,232 thousand) as of March 31, 2012.

Makita is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Makita’s consolidated financial position, results of operations, or cash flows.

Makita made rental payments of ¥ 2,264 million, ¥ 2,103 million and ¥ 2,407 million ($ 29,354 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2010, 2011 and 2012, respectively.

The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2012, were as follows:

Year ending March 31,	Yen in millions
2013	¥811
2014	726
2015	515
2016	318
2017	233
2018 and after	135

Total	¥2,738

Makita generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. The change in accrued product warranty cost for the years ended March 31, 2010, 2011 and 2012 was summarized as follows:

	Yen in millions			U.S. Dollars in thousands
	2010	2011	2012	2012
Balance at beginning of year	¥1,677	¥1,835	¥2,015	$24,573
Addition	1,484	1,601	1,482	18,073
Utilization	(1,373)	(1,344)	(1,404)	(17,122)
Foreign exchange impact	47	(77)	(61)	(744)

Balance at end of year	¥1,835	¥2,015	¥2,032	$24,780

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

Assets and liabilities measured at fair value on a recurring basis

The following table presents the placement in the fair value hierarchy of Makita’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2011 and 2012:

As of March 31, 2011	Yen in millions
	Level 1		Level 2		Level 3
Assets:	¥		¥		¥
Short-term investments:
Corporate debt securities		-		591		-
Investments in trusts		4,156		1,039		-
MMF and FFF		-		26,720		-
Marketable equity securities		948		-		-
Derivatives Investments:		-		45		-
Marketable equity securities		11,800		-		-
Liabilities:
Derivatives		¥-		¥(433)		¥-

As of March 31, 2012	Yen in millions						U.S. Dollars in thousands
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
Assets:	¥		¥		¥		$		$		$
Short-term investments:
Corporate debt securities		-		591		-		-		7,207		-
Investments in trusts		5,596		916		-		68,244		11,171		-
MMF and FFF		-		13,336		-		-		162,634		-
Marketable equity securities		868		-		-		10,585		-		-
Derivatives Investments:		-		129		-		-		1,573		-
Marketable equity securities		11,877		-		-		144,841		-		-
Liabilities:
Derivatives		¥-		¥(281)		¥-		$-		$(3,427)		$-

Level 1:	Short-term investments are comprised principally of investment in trusts. Investments are comprised of marketable equity securities. They are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.
Level 2:

Investments in trusts are comprised principally of domestic stock investment funds, domestic bonds investment funds, and international bonds investment funds, which are estimated by using observable inputs, such as net asset value per share. Almost all investments in trusts can be liquidated within 30 days.

MMF and FFF are acronyms for “Money Management Funds” and “Free Financial Funds”. They are comprised principally of domestic public bonds, domestic corporate bonds, commercial papers, international public bonds and international corporate bonds, which are operated to accrue stable capital gain.

Debt securities are valued using observable market data obtained from the financial institutions other than quoted prices that are observable.
Derivatives are comprised of foreign currency contracts which are estimated by using observable market inputs, such as foreign currency exchange rates, interest rate and volatility.

Assets and liabilities measured at fair value on a nonrecurring basis

During the year ended March 31, 2010, Makita recognized an impairment loss of ¥ 354 million on long-lived assets and ¥ 1,251 million on goodwill. It was included in the results of the Japan segment. Management assessed that the impairment were caused by the economic downturn in Japan backdropped by the global recession, etc. The management estimated the fair value of the long-lived assets by the cost approach method and by the market approach method, and the fair value of the goodwill by the weighted average value estimated by the income approach method and by the market approach method, with the assistance of an independent third party appraiser. These values were presented in Level 3 because these were valued based on unobservable inputs.

The following table presents the placement in the fair value hierarchy of Makita’s assets that are measured at fair value on a non-recurring basis as of March 31, 2010:

As of March 31, 2010	Yen in millions
	Fair Value			Impairment loss
	Level 1	Level 2	Level 3
Assets:
Long-lived assets	¥-	¥-	¥2,762	¥354
Goodwill	-	-	-	1,251

During the year ended March 31, 2011, Makita recognized an impairment loss of ¥ 262 million on certain unused assets of machinery and equipments. The carrying value of those assets was reduced to zero on the basis that Makita anticipated no future use from those assets. The impairment loss was included in the result of Europe operating segment. Makita classified them as Level 3 because these were valued based on unobservable inputs.

During the year ended March 31, 2012, Makita recognized an impairment loss of ¥ 214 million ($2,610 thousand) on long-lived assets. The impairment loss was included in the results of the Japan segment. The management estimated the fair value of the land for the plant by the market approach method and that of the other long-lived assets by the cost approach method and the income approach method with the assistance of an independent third party appraiser. These values were presented in Level 3 because these were valued based on unobservable inputs.

The following table presents the placement in the fair value hierarchy of Makita’s assets that are measured at fair value on a non-recurring basis as of March 31, 2012:

	Yen in millions
	Fair Value			Impairment loss
As of March 31, 2012	Level 1	Level 2	Level 3
Assets:
Long-lived assets	¥-	¥-	¥2,630	¥214

	U.S. Dollars in thousands
	Fair Value
As of March 31, 2012	Level 1	Level 2	Level 3	Impairment loss
Assets:
Long-lived assets	$-	$-	$32,073	$2,610

17. DERIVATIVES AND HEDGING ACTIVITIES

(a) Risk management policy

Makita is exposed to market risks, such as changes in currency exchange rates and interest rates. Derivative financial instruments are principally comprised of foreign exchange contracts, currency swaps and currency options contracts utilized by the Company and certain of its subsidiaries to reduce these risks. Makita does not use derivative instruments for trading or speculation purpose.

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

The derivative instruments as of March 31, 2011 and 2012 were as follows.

		Yen in millions		U.S. Dollars in thousands
Derivatives not designated as hedging instruments	Balance sheet Location	2011	2012	2012
Assets
Current assets
Foreign currency contracts	Other current assets	¥45	¥129	$1,573

Total		¥45	¥129	$1,573

Liabilities
Current liabilities
Foreign currency contracts	Other liabilities	(433)	(281)	(3,427)

Total		¥(433)	¥(281)	$(3,427)

The amount of gains or (losses) recognized in income on derivative for the year ended March 31, 2010, 2011, and 2012 were as follows.

Amount of gains (losses) recognized in income on derivative

		Yen in millions			U.S. Dollars in thousands
Derivatives not designated as hedging instruments	Location of gains (losses) recognized in income on derivative	Amount of gains (losses) recognized in income on derivative
		2010	2011	2012	2012
Foreign currency contracts	Exchange gains (losses)	¥565	¥(112)	¥236	$2,878
Currency swaps	Exchange gains (losses)	321	-	-	-
Currency option contracts	Exchange gains (losses)	3	4	-	-

Total		¥889	¥(108)	¥236	$2,878

Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
Foreign currency contracts	¥22,836	¥27,450	$334,756

Total	¥22,836	¥27,450	$334,756

The notional amounts for Foreign currency contracts presented by currency, were as follows:

	Yen in millions		U.S. Dollars in thousands
	2011	2012	2012
U.S. Dollars	¥15,533	¥18,445	$224,939
Euro	5,254	6,933	84,549
Other	2,049	2,072	25,268

Total	¥22,836	¥27,450	$334,756

(c) Interest rate risk management

Makita executes financing and investing activities through the Company. As Makita’s subsidiaries are financed by loans within the Group—from subsidiaries with surplus funds to subsidiaries that lack funds—interest expense variation is insignificant.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and significant assumptions are used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a fair value:

(a) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Short-term Borrowings, Trade Notes and Accounts Payable, Other Payables, and Accrued Expenses

The carrying amounts approximate fair value because of the short or no maturities of those instruments.

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

Non-marketable securities amounted to ¥ 399 million and ¥ 387 million ($ 4,719 thousand) as of March 31, 2011 and 2012, respectively.

(d) Long-term Indebtedness

The fair value of long-term indebtedness is a present value of future cash flows associated with each instrument discounted using Makita’s current borrowing rates for similar debt instruments of comparable maturities.

(e) Derivatives

The fair values of other derivative financial instruments, foreign currency contracts and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	Yen in millions				U.S. Dollars in thousands
	2011		2012		2012
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Fair Value Levels
Short-term investments (see Note 16)	¥33,555	¥33,555	¥25,125	¥25,122	$306,402	$306,365	1 or 2
Investments (see Note 16)	16,670	16,630	18,767	18,764	228,866	228,829	1 or 2
Long-term time deposits	11	11	15	15	183	183	2
Long-term indebtedness including current maturities	(549)	(550)	(28)	(28)	(341)	(341)	2
Foreign currency contracts:
Assets (see Note 16)	45	45	129	129	1,573	1,573	2
Liabilities (see Note 16)	¥(433)	¥(433)	¥(281)	¥(281)	$(3,427)	$(3,427)	2

(f) Limitation

The fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.

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

During the three years ended March 31, 2010, 2011 and 2012, Makita’s operating structure included the following geographical operating segments: Japan Group, Europe Group, North America Group, Asia Group, and Other Regions Group. Segment information is determined by the location of the Company and its relevant subsidiaries, as reported to the Company’s chief operating decision maker.

Major countries or regions in each geographic area:

Europe:	Germany, United Kingdom, Italy, France, Finland
North America:	United States, Canada
Asia:	China, Singapore, Thailand
Other regions:	Australia, Brazil, United Arab Emirates

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

Year ended March 31, 2010

	Yen in millions
	Japan	Europe	North America	Asia	Other regions	Total Segment	Corporate and Eliminations	Consolidated
Sales:
External customers	¥55,767	¥109,484	¥34,547	¥9,007	¥37,018	¥245,823	¥-	¥245,823
Inter-segment	33,309	2,809	1,847	57,820	98	95,883	(95,883)	-

Total	89,076	112,293	36,394	66,827	37,116	341,706	(95,883)	245,823

Operating expenses	89,719	99,418	36,034	57,947	34,942	318,060	(102,627)	215,433
Segment income	(643)	12,875	360	8,880	2,174	23,646	6,744	30,390
Other income (expense), net	-	-	-	-	-	-	-	3,128
Income before income taxes	-	-	-	-	-	-	-	33,518
Long-lived assets	41,214	14,887	1,983	10,732	4,543	73,359	(159)	73,200
Segment assets	232,226	110,009	30,281	58,148	39,229	469,893	(120,054)	349,839
Capital expenditures	3,800	4,817	198	1,541	543	10,899	(62)	10,837
Write-down of inventories	87	-	-	45	63	195	-	195
Depreciation and amortization	4,693	1,351	431	1,497	397	8,369	(61)	8,308
Impairment loss	1,605	-	-	-	-	1,605	-	1,605
Government Grants	¥-	¥-	¥-	¥-	¥339	¥339	¥-	¥339

Year ended March 31, 2011

	Yen in millions
	Japan	Europe	North America	Asia	Other regions	Total Segment	Corporate and Eliminations	Consolidated
Sales:
External customers	¥62,194	¥115,554	¥37,573	¥12,365	¥44,944	¥272,630	¥-	¥272,630
Inter-segment	51,230	3,171	2,979	101,216	116	158,712	(158,712)	-

Total	113,424	118,725	40,552	113,581	45,060	431,342	(158,712)	272,630

Operating expenses	102,905	105,361	38,698	100,575	38,646	386,185	(155,464)	230,721
Segment income	10,519	13,364	1,854	13,006	6,414	45,157	(3,248)	41,909
Other income (expense), net	-	-	-	-	-	-	-	821
Income before income taxes	-	-	-	-	-	-	-	42,730
Long-lived assets	39,400	15,630	1,732	11,210	4,166	72,138	(100)	72,038
Segment assets	236,821	123,140	30,539	72,264	47,145	509,909	(137,402)	372,507
Capital expenditures	2,781	3,718	214	2,878	235	9,826	(84)	9,742
Write-down of inventories	-	308	4	83	314	709	-	709
Depreciation and amortization	4,225	1,226	355	1,432	377	7,615	(58)	7,557
Impairment loss	-	262	-	-	-	262	-	262
Government Grants	¥-	¥-	¥-	¥-	¥1,327	¥1,327	¥-	¥1,327

Year ended March 31, 2012

	Yen in millions
	Japan	Europe	North America	Asia	Other regions	Total Segment	Corporate and Eliminations	Consolidated
Sales:
External customers	¥71,499	¥123,537	¥38,073	¥12,887	¥49,715	¥295,711	¥-	¥295,711
Inter-segment	54,183	4,094	3,145	108,288	351	170,061	(170,061)	-

Total	125,682	127,631	41,218	121,175	50,066	465,772	(170,061)	295,711

Operating expenses	110,086	113,726	38,921	110,396	43,614	416,743	(169,548)	247,195
Segment income	15,596	13,905	2,297	10,779	6,452	49,029	(513)	48,516
Other income (expense), net	-	-	-	-	-	-	-	(1,553)
Income before income taxes	-	-	-	-	-	-	-	46,963
Long-lived assets	39,765	15,407	1,898	16,847	3,956	77,873	(135)	77,738
Segment assets	236,620	121,502	30,966	82,859	52,647	524,594	(141,338)	383,256
Capital expenditures	3,991	2,182	492	6,589	320	13,574	(93)	13,481
Write-down of inventories	14	1,326	34	12	576	1,962	-	1,962
Depreciation and amortization	3,791	1,244	366	1,486	406	7,293	(56)	7,237
Impairment loss	214	-	-	-	-	214	-	214
Government Grants	¥-	¥-	¥-	¥-	¥954	¥954	¥-	¥954

Year ended March 31, 2012

	U.S. Dollars in thousands
	Japan	Europe	North America	Asia	Other regions	Total Segment	Corporate and Eliminations	Consolidated
Sales:
External customers	$871,939	$1,506,549	$464,305	$157,159	$606,280	$3,606,232	$-	$3,606,232
Inter-segment	660,768	49,927	38,354	1,320,585	4,281	2,073,915	(2,073,915)	-

Total	1,532,707	1,556,476	502,659	1,477,744	610,561	5,680,147	(2,073,915)	3,606,232

Operating expenses	1,342,512	1,386,903	474,647	1,346,293	531,877	5,082,232	(2,067,659)	3,014,573
Segment income	190,195	169,573	28,012	131,451	78,684	597,915	(6,256)	591,659
Other income (expense), net	-	-	-	-	-	-	-	(18,939)
Income before income taxes	-	-	-	-	-	-	-	572,720
Long-lived assets	484,939	187,890	23,146	205,451	48,245	949,671	(1,647)	948,024
Segment assets	2,885,610	1,481,732	377,634	1,010,476	642,036	6,397,488	(1,723,634)	4,673,854
Capital expenditures	48,671	26,610	6,000	80,354	3,902	165,537	(1,135)	164,402
Write-down of inventories	171	16,171	415	146	7,024	23,927	-	23,927
Depreciation and amortization	46,232	15,171	4,463	18,122	4,951	88,939	(683)	88,256
Impairment loss	2,610	-	-	-	-	2,610	-	2,610
Government Grants	$-	$-	$-	$-	$11,634	$11,634	$-	$11,634

Makita’s current revenues from external customers by geographic area are set forth below.

Consolidated Net Sales by Geographic Area

	Yen in millions, except for percentage amounts						U.S. Dollars in thousands
	Year ended March 31,
	2010		2011		2012		2012
Japan	¥42,697	17.4%	¥46,065	16.9%	¥53,175	18.0%	$648,476
Europe	109,106	44.4	115,977	42.5	123,251	41.7	1,503,061
United States	26,292	10.7	27,691	10.2	28,660	9.7	349,512
North America (excluding United States)	8,217	3.3	9,420	3.4	8,815	3.0	107,500
Asia (excluding Japan)	18,373	7.5	23,073	8.5	26,013	8.8	317,232
Other	41,138	16.7	50,404	18.5	55,797	18.8	680,451

Total	¥245,823	100%	¥272,630	100%	295,711	100%	$3,606,232

No single external customer accounted for 10% or more of Makita’s net sales for each of the year ended Mar 31, 2010, 2011 and 2012.

Consolidated Net Sales by Product Categories

	Yen in millions, except for percentage amounts						U.S. Dollars in thousands
Fiscal year	2010		2011		2012		2012
Power Tools	¥173,998	70.8%	¥195,952	71.9%	¥213,274	72.1%	$2,600,903
Gardening Equipments, Household and Other Products	34,145	13.9	37,145	13.6	39,827	13.5	485,695
Parts, Repairs and Accessories	37,680	15.3	39,533	14.5	42,610	14.4	519,634

Total	¥245,823	100%	¥272,630	100%	¥295,711	100%	$3,606,232

20. RELATED PARTY TRANSACTIONS

The transactions between the Company and Maruwa Co., Ltd. (“Maruwa”), for which the representative director of the Company, Masahiko Goto, and certain of his family members have a majority of the voting rights, amounted to ¥ 2 million ($ 24 thousand) for advertising expenses for each of the years ended March 31, 2010, 2011 and 2012.

The Company’s purchases of raw materials, production equipment and expense of workers on loan from Toa Co., Ltd., for which a representative director of the Company, Masahiko Goto, and certain of his family members have a majority of the voting rights, were ¥ 28 million, ¥ 53 million and ¥ 75 million ($ 915 thousand) during the years ended March 31, 2010, 2011 and 2012, respectively. The accounts payable of the Company related to these transactions were ¥ 2 million, ¥ 11 million and ¥ 2 million ($ 24 thousand) as of March 31, 2010, 2011 and 2012, respectively.

The outside director, Motohiko Yokoyama is a chairman of JTEKT Corporation. The Company’s purchases of raw materials and production equipment from JTEKT Corporation, were ¥ 311 million during March 31, 2010, ¥ 470 million during the year ended March 31, 2011 and ¥ 633 million ($ 7,720 thousand) during the year ended March 31, 2012. The accounts payables of the Company related to these transactions were ¥ 24 million, ¥ 57 million and ¥ 44 million ($ 537 thousand) as of March 31, 2010, 2011, and 2012 respectively.

21. SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF INCOME

The following amounts were included in selling, general, administrative and others, net for the years ended March 31, 2010, 2011 and 2012:

	Yen in millions			U.S. Dollars in thousands
	2010	2011	2012	2012
Research and Development Costs	¥6,782	¥7,283	¥7,603	$92,720
Advertising Costs	4,203	4,462	4,713	57,476
Shipping and Handling Costs	5,492	5,770	6,180	75,366
Government Grants *	(339)	(1,327)	(954)	(11,634)

*	Government Grants are related to value added tax incentives granted by Parana state in Brazil.

MAKITA CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FOR THE YEARS ENDED MARCH 31, 2010, 2011 AND 2012

	Yen in millions
		Additions
Descriptions	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Deductions	Translation adjustments	Balance at end of year
2010:
Allowance for doubtful receivables	¥1,129	¥152	¥-	¥(289)	¥18	¥1,010
Deferred income taxes assets valuation allowance	329	1,704	-	(15)	3	2,021
Volume-based rebates	3,064	-	7,738	(7,672)	(117)	3,013
Cooperative advertisings	189	-	1,704	(1,544)	7	356
Cash discounts	¥340	¥-	¥4,420	¥(4,281)	¥8	¥487
2011:
Allowance for doubtful receivables	¥1,010	¥223	¥-	¥(235)	¥(63)	¥935
Deferred income taxes assets valuation allowance	2,021	621	-	(1,010)	8	1,640
Volume-based rebates	3,013	-	8,736	(7,835)	(111)	3,803
Cooperative advertisings	356	-	2,296	(2,209)	(30)	413
Cash discounts	¥487	¥-	¥5,069	¥(5,184)	¥(28)	¥344
2012:
Allowance for doubtful receivables	¥935	¥131	¥-	¥(269)	¥(44)	¥753
Deferred income taxes assets valuation allowance	1,640	40	-	(1,085)	(38)	557
Volume-based rebates	3,803	-	10,223	(9,770)	(113)	4,143
Cooperative advertisings	413	-	2,269	(2,252)	(14)	416
Cash discounts	¥344	¥-	¥5,310	¥(5,170)	¥(2)	¥482