Form 20-F/A
period 2012-03-31
MAKITA CORP
filed 2012-07-03
CIK 202467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) THE SECURITIES EXCHANGE ACT OF 1934

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

As of March 31, 2012, 135,750,518 shares of common stock were issued and outstanding, excluding 4,258,242 shares of Treasury stock. An aggregate number of 1,423,699 shares of common stock were held in the form of American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes              ☐  No

If this report is an annual or transition report, indicate by mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes            ☒  No

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

☒  Yes             ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒  Yes             ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☒	International Financial Reporting Standards	Other ☐
as issued by International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17             ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes             ☒  No

Explanatory Note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended March 31, 2012, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 29, 2012 (the “Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

Item 19. Exhibits

1.1	Articles of Incorporation, as amended and effective as of June 25, 2009 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on July 9, 2009.

1.2	Regulations of Board of Directors, as amended and effective as of June 25, 2009 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on July 9, 2009.

1.3	The Share Handling Regulations, as amended and effective as of April 1, 2012 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 29, 2012.

1.4	Regulations of Board of Statutory Auditors effective as of July 7, 2006 (English translation), incorporated by reference to Makita’s Annual Report on Form 20-F (Commission file no. 0-12602) filed on June 7, 2006.

12.1	302 Certification of Chief Executive Officer, President and Representative Director

12.2	302 Certification of Chief Financial Officer, Director and General Manager of Administration Headquarters

13.1	906 Certification of Chief Executive Officer and Chief Financial Officer

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Label Linkbase Document

101	Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAKITA CORPORATION

By:	/s/ Masahiko Goto
Name:	Masahiko Goto
Title:	President,
Representative Director and
Chief Executive Officer

Date: July 3, 2012